Form 40-F
period 2002-12-31
NOVA CHEMICALS CORP /NEW
filed 2003-04-07
CIK 922960

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002	Commission File Number 1-13064

NOVA Chemicals Corporation

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Province or other jurisdiction of incorporation or organization)

None

(Primary Standard Industrial Classification Code Number (if applicable))

None

(I.R.S. Employer Identification Number (if applicable))

645 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5C6 (403) 750-3600

(Address and telephone number of Registrant’s principal executive offices)

NOVA Chemicals Inc., 1550 Coraopolis Heights Road, Moon Township, Pennsylvania, 15108

Attn: J.M. Lipton, President (412) 490-4000

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares of no par value	New York Stock Exchange
9.04% Preferred Securities due March 31, 2048	New York Stock Exchange
9 1/2% Preferred Securities due December 31, 2047	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

                For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements and related schedules

                Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stocks as of the close of the period covered by the annual report.

                As of December 31, 2002: 86,527,812 Common Shares were outstanding.

                Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☒

                Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

                The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Registration Statement on Form S-8 #33-47673

Registration Statement on Form S-8 #333-520

Registration Statement on Form S-8 #333-9076

Registration Statement on Form S-8 #333-9078

Registration Statement on Form S-8 #33-86218

Registration Statement on Form S-8 #33-77308

Registration Statement on Form S-8 #333-4740

Registration Statement on Form S-8 #333-11280

Registration Statement on Form S-8 #333-12910

Registration Statement on Form S-8 #333-101793

Registration Statement on Form F-9 #333-13824

UNDERTAKING AND EXHIBITS

A.            Undertaking

                Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or to transactions in said securities.

B.            Documents Filed As Part of Report

                1.             Annual Information Form for the year ended December 31, 2002

                2.             Audited financial statements and related schedules

                3.             Management’s Discussion and Analysis of Financial Condition and Results of Operations

C.            Exhibits

                Attached hereto are:

                1.             Consent of Ernst & Young LLP

                2.             Certification of principal executive officer pursuant to 18 U.S.C. § 1350; and

                3.             Certification of principal financial officer pursuant to 18 U.S.C. § 1350.

2

CONTROLS AND PROCEDURES

                Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15-d-14(c)) as of a date (the “Evaluation Date”) within 90 days before the filing date of this annual report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

                Changes in internal controls. There were no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	NOVA Chemicals Corporation

By (Signature)	/s/ Susan J Wright

Name and Title	Susan J. Wright, Vice-President and Corporate Secretary

Date	April 7, 2003

3

CERTIFICATIONS

I, Jeffrey M. Lipton, certify that:

1.             I have reviewed this annual report on Form 40-F of NOVA Chemicals Corporation;

2.             Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.             Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.             The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules l3a-14 and 15d-14) for the registrant and have:

                a)             designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                b)            evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

                c)             presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.             The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

                a)             all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

                b)            any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.             The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 7, 2003	/s/ Jeffrey M. Lipton
Jeffrey M. Lipton
Chief Executive Officer
(Principal Executive Officer)

1, Larry A. MacDonald, certify that:

1.             I have reviewed this annual report on Form 40-F of NOVA Chemicals Corporation;

2.             Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.             Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.             The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules l3a-14 and 15d-14) for the registrant and have:

                a)             designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                b)            evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

                c)             presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.             The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

                a)             all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

                b)            any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.             The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 7, 2003	/s/ Larry A. MacDonald
Larry A. MacDonald
Chief Financial Officer
(Principal Financial Officer)

March 4, 2003

NOVA Chemicals Corporation

ANNUAL INFORMATION FORM

®

TRADEMARKS

® is a registered trademark of NOVA Brands Ltd., authorized use/utilisation autorisée.

Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.
ARCEL® is a registered trademark of NOVA Chemicals Inc.
DYLARK® is a registered trademark of NOVA Chemicals Inc.
DYLITE® is a registered trademark of NOVA Chemicals Inc.
NAS® is a registered trademark of NOVA Chemicals Inc.
NOVACAT™ T is a trademark of NOVA Chemicals.
SCLAIR ASTute™ is a trademark of NOVA Chemicals.
STYROSUN® is a registered trademark of NOVA Chemicals Inc. in the United States and Mexico, and a registered trademark of NOVA Chemicals (International) S.A. elsewhere.
ULTRA LOW™ is a trademark of NOVA Chemicals Inc.
ZYLAR® is a registered trademark of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.; authorized use/utilisation autorisée.
ZYNTAR® is a registered trademark of NOVA Chemicals Inc.

Responsible Care® is a registered trademark of the Canadian Chemical Producers' Association in Canada and is a registered service mark of the American Chemistry Council in the United States.

INNOVENE® is a registered trademark of BP p.l.c.
UNIPOL® is a registered trademark of The Dow Chemical Company.

U.S. DOLLAR REPORTING

        ALL AMOUNTS IN THIS ANNUAL INFORMATION FORM ARE EXPRESSED IN U.S. DOLLARS, EXCEPT AS SPECIFICALLY NOTED OTHERWISE.

FORWARD-LOOKING INFORMATION

        The information in this Annual Information Form contains forward-looking statements with respect to NOVA Chemicals Corporation ("NOVA Chemicals"), its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; performance of Methanex Corporation; risks of a further prolonged economic downturn; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies. Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade to grade and can be reduced in magnitude during the implementation period.

THE CORPORATION

        NOVA Chemicals' principal business is the production and marketing of petrochemicals. NOVA Chemicals operates two commodity chemical businesses: olefins/polyolefins and styrenics. The olefins/polyolefins business produces ethylene, polyethylene and a variety of chemical and energy products (commonly known as co-products). The styrenics business produces styrene monomer and styrenic polymers. NOVA Chemicals operates major olefins/polyolefins production facilities near Joffre, Alberta and Corunna, Ontario. It has major styrene plants located near Bayport, Texas and Sarnia, Ontario and polystyrene manufacturing facilities at various sites in the United States, Canada, the United Kingdom, the Netherlands and France. NOVA Chemicals also owns approximately 37% of Methanex Corporation ("Methanex").

        Where used in this Annual Information Form, "NOVA Chemicals" or "the Corporation" mean NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used.

HISTORICAL DEVELOPMENT

NOVA Chemicals Corporation

        A brief description of the historical development of the Corporation follows:

        NOVA Chemicals' predecessor, NOVA Corporation of Alberta, was incorporated in 1954 by Special Act of the Legislative Assembly of the Province of Alberta. On May 10, 1994, NOVA Corporation of Alberta filed articles of arrangement under the Business Corporations Act of Alberta (the "Act") to complete a reorganization pursuant to which it became a wholly owned subsidiary of NOVA Corporation ("NOVA"), changed its name to NOVA Gas Transmission Ltd. and its common shareholders became the common shareholders of NOVA. At the same time, NOVA also became the parent corporation of NOVA Chemicals Ltd. and NOVA Gas International Ltd.

        On July 2, 1998, NOVA and TransCanada PipeLines Limited ("TransCanada") completed a merger of equals by way of a plan of arrangement (the "Arrangement") under the Act. Under the terms of the Arrangement, shareholders of NOVA exchanged each NOVA common share for 0.52 of a TransCanada common share. As part of the Arrangement, TransCanada distributed to its common shareholders, including all of the former common shareholders of NOVA, all of the common shares of NOVA on the basis of 0.2 of a NOVA common share for each TransCanada common share. At the time of the distribution of NOVA common shares, the only material asset of NOVA was all of the common shares of NOVA Chemicals Ltd.

        As a result of the Arrangement, NOVA continued to conduct the commodity chemical businesses through NOVA Chemicals Ltd., and TransCanada began to conduct the energy services businesses formerly carried on by NOVA, through NOVA's former subsidiaries, NOVA Gas Transmission Ltd. and NOVA Gas International Ltd. The disclosure in this document relates only to the commodity chemical businesses currently conducted by NOVA Chemicals and formerly conducted by NOVA.

        On December 31, 1998, NOVA Chemicals Ltd. changed its name to NOVA Chemicals Corporation. Effective January 1, 1999, NOVA Chemicals Corporation amalgamated with NOVA Corporation under the Act and the resulting corporation adopted the name NOVA Chemicals Corporation.

Development of the Commodity Chemical Businesses

  •
  NOVA Chemicals commenced operation of its first ethylene facility ("E1") in Joffre, Alberta in 1979.

  •
  A second ethylene facility ("E2") commenced operations in Joffre in 1984, in tandem with a linear low-density polyethylene facility ("PE1").

  •
  In February 1987, NOVA Chemicals acquired its low-density and high-density polyethylene facility near Mooretown, St. Clair Township, Ontario from Union Carbide Canada Ltd. and Union Carbide Corporation.

  •
  In September 1988, NOVA Chemicals acquired Polysar Energy & Chemical Corporation ("Polysar"), a company with significant petrochemical operations. Through this purchase, NOVA Chemicals acquired its Corunna, Ontario olefins facility, its original styrenics business and a rubber business which was sold to Bayer AG in October 1990.

  •
  In January 1994, NOVA Chemicals completed a series of transactions whereby it exchanged its methanol assets for common shares of Methanex and purchased additional Methanex common shares. NOVA Chemicals' interest in Methanex has since increased to approximately 37%.

  •
  In January 1994, NOVA Chemicals acquired its initial interest in Natural Gas Clearinghouse. Through a series of combinations and mergers, NOVA Chemicals retained a 25% interest in Dynegy Inc., the successor to Natural Gas Clearinghouse. During the second quarter of 2000, NOVA Chemicals completed the sale of its 25% interest (38.8 million preferred shares) in Dynegy Inc.

  •
  In June 1994, NOVA Chemicals acquired its linear low-density and high-density polyethylene facility at the St. Clair River plant site in Corunna, Ontario as well as the proprietary SCLAIRTECH™ technology and a global SCLAIRTECH technology licensing business, from DuPont Canada Inc. ("DuPont").

  •
  In September 1996, NOVA Chemicals acquired the styrenics business of ARCO Chemical Company ("ARCO").

  •
  In December 1996, NOVA Chemicals announced that it had developed Advanced SCLAIRTECH™ technology.

  •
  In December 1998, NOVA Chemicals acquired the majority of Huntsman Corporation's ("Huntsman") U.S. and European styrenics businesses, excluding Huntsman's North American expandable polystyrene assets.

  •
  In January 2000, NOVA Chemicals acquired the European polystyrene and expandable polystyrene assets and associated world wide sales and marketing operations of The Shell Petroleum Company Limited ("Shell").

  •
  In October 2000, NOVA Chemicals and Union Carbide Canada Inc. (now Dow Chemical Canada Ltd. ("Dow")) commenced commercial operations of a jointly owned, third ethylene plant ("E3") in Joffre, Alberta.

  •
  In the first quarter of 2001, NOVA Chemicals closed its Joliet, Illinois solid polystyrene plant. This plant was acquired from Huntsman and had a nameplate production capacity of 230 million pounds of polystyrene per year.

  •
  In July 2001, NOVA Chemicals' second polyethylene plant ("PE2") at Joffre, Alberta began commercial production using Advanced SCLAIRTECH technology.

  •
  In January 2002, NOVA Chemicals sold its 20% interest in the Cochin pipeline system for $64 million.

RECENT DEVELOPMENTS

  •
  In July 2002, NOVA Chemicals and BP Chemicals Limited ("BP") entered into an agreement under which NOVA Chemicals granted BP the rights to use and sub-license its proprietary single-site catalysts. In turn, BP licensed its metallocene catalyst technology portfolio to NOVA Chemicals for use in gas-phase polyethylene manufacturing. NOVA Chemicals and BP will also jointly work to accelerate new metallocene catalyst advances in gas-phase polyethylene production.

  •
  In August 2002, NOVA Chemicals and BASF Corporation ("BASF") signed a long-term styrene monomer supply contract which commits NOVA Chemicals to supply monomer feedstock to BASF's downstream styrenics business in North America. In addition, the contract commits BASF to supply styrene monomer to NOVA Chemicals' European downstream styrenics business. NOVA Chemicals plans to meet its supply commitment to BASF from existing facilities in North America, including a planned 450 million pound debottlenecking of its Bayport, Texas styrene plant.

  •
  In September 2002, NOVA Chemicals shut down its commodity solid polystyrene suspension reactors at its Breda, the Netherlands facility and at its Chesapeake, Virginia facility. These reactors had a nameplate production capacity of 55 million pounds and 100 million pounds of solid polystyrene per year, respectively.

  •
  In October 2002, NOVA Chemicals' Carrington, United Kingdom expandable polystyrene plant was idled. This plant has a nameplate capacity of 165 million pounds of expandable polystyrene per year.

SUBSIDIARIES OF NOVA CHEMICALS

        The following list includes all material subsidiaries of NOVA Chemicals as at March 4, 2003 and indicates their respective jurisdictions of incorporation and the percentage of voting securities of each beneficially owned or over which control or direction is exercised by NOVA Chemicals:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities held Directly or Indirectly
NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée	Canada	100%
NOVA Chemicals Holdings Inc.	Delaware, U.S.A.	100%
NOVA Chemicals Inc.(1)	Delaware, U.S.A.	100%
NOVA Chemicals (International) S.A.	Switzerland	100%
Novacor Chemicals Holdings B.V.	the Netherlands	100%
Novacor Chemicals Investments B.V.	the Netherlands	100%
NOVA Investments (U.S.) Inc.	Delaware, U.S.A.	100%
NOVA Petrochemicals Ltd.	Alberta, Canada	100%
  (1)
  In connection with the acquisition of styrenics assets from Huntsman on December 31, 1998, a NOVA Chemicals subsidiary issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares have the right to exchange the shares (a "retraction") for NOVA Chemicals' common shares (plus preferred shares if the market value of such common shares is less than $198 million).

    During 2001 and 2002, certain changes were made to the terms of the retractable preferred shares and related stockholder agreements giving NOVA Chemicals the right to call the retractable preferred shares on or after December 15, 2001. These changes effectively provide NOVA Chemicals with the right to repurchase the retractable preferred shares prior to any retraction into NOVA Chemicals' common shares. If NOVA Chemicals does not exercise its repurchase rights prior to October 1, 2003, the market-based exchange rate at which the retractable preferred shares may be retracted into NOVA Chemicals' common shares (and, accordingly, the effective price at which the common shares would be issued) will be fixed on that date. The number of NOVA Chemicals' common shares issuable upon a retraction remains limited to a maximum of 8.5 million shares with the balance of the obligation, if any, met through the issuance of NOVA Chemicals' preferred shares. The dividend rate on the retractable preferred shares is 2% per year.

    Coincident with making the above changes, NOVA Chemicals entered into a total return swap, which terminates on October 1, 2003, with respect to the retractable preferred shares. Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the retractable preferred shares (dividends plus positive changes in equity value of the preferred shares, capped at $191 million until termination or sale at which time any such positive changes are not capped) and (ii) NOVA Chemicals pays the counterparty a spread to LIBOR as well as any negative changes in the equity value of the retractable preferred shares.

    NOVA Chemicals is obligated under the swap to provide margin (cash, government securities or a letter of credit) equal to 20% of the original notional amount of $191 million, which is currently satisfied by a letter of credit. In addition, NOVA Chemicals is also obligated under the swap to provide margin equal to the difference between the original notional amount and the current notional amount of $180 million, which will be reduced to $126 million as of April 1, 2003. This margin is currently satisfied by posting restricted cash. If the equity value of the retractable preferred shares decreases by 5% or more at any time, NOVA Chemicals is required to post additional margin. If the equity value of the retractable preferred shares increases by 5% or more, any excess collateral will be returned to NOVA Chemicals. Changes in equity value of the retractable preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 9.04% and 9.50% preferred securities issued by NOVA Chemicals.

    If NOVA Chemicals defaults on other debt with an aggregate principal amount of $25 million or more or the closing price of its common shares is $15.00 or less and upon certain other credit events, the counterparty will have the right to sell the retractable preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the most recent adjusted notional equity value of the retractable preferred shares (in the event the difference was negative). Subsequent to the termination of the swap, NOVA Chemicals may, at its option, repurchase the retractable preferred shares for $198 million plus accrued and unpaid dividends.

NOVA CHEMICALS' SUBSIDIARIES AND ASSOCIATED COMPANIES

Intercorporate Relationships

        The following chart summarizes NOVA Chemicals' simplified corporate structure showing principal operating entities and jurisdictions of incorporation:

Dotted lines signify an indirect holding.
Methanex ownership percentage is approximate.

BUSINESS

General

        NOVA Chemicals operates two commodity chemical businesses: olefins/polyolefins and styrenics. The olefins/polyolefins business produces ethylene, polyethylene and co-products. The styrenics business produces styrene monomer and styrenic polymers. NOVA Chemicals operates major olefins/polyolefins production facilities near Joffre, Alberta and Corunna, Ontario. It has major styrene plants located near Bayport, Texas and Sarnia, Ontario and polystyrene manufacturing facilities at various sites in the United States, Canada, the United Kingdom, the Netherlands and France.

        Ethylene and styrene are basic petrochemicals used to manufacture a wide variety of polymers and other chemical products. NOVA Chemicals produces polyethylene and polystyrene, primarily from its internal ethylene and styrene production. NOVA Chemicals also has an equity interest and long-term tolling arrangements to acquire styrene from Lyondell Chemical Company ("Lyondell") on the U.S. Gulf Coast, and styrene purchase arrangements with Shell in Europe and with other parties in North America and Europe. In addition, in August 2002, NOVA Chemicals entered into a long-term styrene monomer supply agreement pursuant to which BASF supplies styrene monomer to NOVA Chemicals in Europe in exchange for the supply of styrene monomer in the United States to BASF from NOVA Chemicals' existing production and supply facilities. Ethylene and styrene in excess of NOVA Chemicals' internal consumption is sold to third parties.

        The polyethylene NOVA Chemicals produces includes high-density polyethylene ("HDPE"), low-density polyethylene ("LDPE") and linear low-density polyethylene ("LLDPE"). In addition, NOVA Chemicals develops and markets high value added polyethylene polymers such as its resins made using Advanced SCLAIRTECH technology. The styrenic polymers NOVA Chemicals produces include solid polystyrene ("SPS"), expandable polystyrene ("EPS") and high performance styrenics ("HPS"). Polyethylene and styrenic polymers are used in a wide range of applications including rigid and flexible packaging, containers, plastic bags, plastic pipe, electronic appliances, television consoles, housing and automotive components, housewares and other industrial and consumer goods.

        NOVA Chemicals' 2002 capital expenditures were $71 million, which included $43 million in the olefins/polyolefins business and $28 million in the styrenics business.

        NOVA Chemicals also owns approximately 46.9 million shares or approximately 37% of Methanex, the world's largest producer and marketer of methanol.

Production Facilities

        The following two pages show NOVA Chemicals' production facilities as at December 31, 2002 and the interrelationship between them and their principal products.

Product Flow Chart

Notes:
(1)	NOVA Chemicals owns an equity interest in this Lyondell propylene oxide/styrene monomer ("PO/SM") facility. NOVA Chemicals provides its share of ethylene and benzene to this facility and receives only styrene from the facility pursuant to a long-term tolling arrangement. NOVA Chemicals also has a tolling arrangement for additional styrene from this facility.
(2)	E1 ethylene production is sold on a non cost-of-service basis. E2 ethylene production will continue to be sold on a cost-of-service basis until June 30, 2004. PE1 and PE2 purchase approximately 35% of E1, E2 and E3 ethylene production capacity.
(3)	A portion of Joffre co-products is provided to Corunna for feedstock.
(4)	Global styrene supply pool consists of long-term purchase agreements and transatlantic product swaps with other producers.
(5)	E3 is a joint venture between Dow and NOVA Chemicals. Nameplate capacity is 2.8 billion pounds per year. NOVA Chemicals' share of the production capacity is 55%. NOVA Chemicals' share of the production capacity is used internally or sold on a non cost-of-service basis.
(6)	Effective September 2002, suspension SPS reactors were shut down at Chesapeake, Virginia and Breda, the Netherlands.
(7)	Effective October 2002, the Carrington, U.K., EPS plant was idled.

Facility Profile(1)

				2002 Rated Capacity(1)
Site		Feedstocks	Main Products	(millions of lbs/year)		(kilotonnes/year)
Olefins/polyolefins (Western Canada)
1.	Joffre, Alberta	Ethane/Propane	Ethylene (E1)	1,600		726
		Ethane/Propane Ethane	Ethylene (E2) Ethylene (E3)(2)	1,800 1,550		816 703
			Co-products(3)	770		349
		Ethylene	LLDPE (PE1)	1,310		594
			LLDPE & HDPE (PE2)	850		386
Olefins/polyolefins (Eastern Canada)
2.	Corunna, Ontario	Crude oil, condensates,	Ethylene	1,600		726
		ethane, butane, propane, naphtha, gas oils	Propylene	750-875	(4)	340-400
			Co-products(5)(6)	3,250-3,750	(5)(6)	1,475-1,700

3.	St. Clair River plant site, Corunna, Ontario	Ethylene	LLDPE HDPE	275 395		125 179

4.	Mooretown, St. Clair Township, Ontario	Ethylene	HDPE LDPE	505 325		229 147

TOTAL ETHYLENE PRODUCTION CAPACITY (Design Production)				6,550		2,971
TOTAL POLYETHYLENE PRODUCTION CAPACITY				3,660		1,660
Styrene Monomer
5.	Bayport, Texas	Benzene, ethylene	Styrene	1,250		568
6.	Sarnia, Ontario	Benzene, ethylene	Styrene	950		431
7.	Channelview, Texas(7)	Benzene, ethylene	Styrene	400		182
TOTAL STYRENE PRODUCTION CAPACITY				2,600		1,181
Styrenic Polymers
8.	Beaver Valley Site, Pennsylvania(8)	Styrene	EPS, HPS, DYLARK and other styrenic polymers	405		184
9.	Belpre, Ohio	Styrene	Polystyrene	480		218
10.	Berre, France	Styrene	EPS	140		64
11.	Breda, the Netherlands(9)	Styrene	Polystyrene, EPS and HPS	410		186
12.	Carrington, United Kingdom(10)	Styrene	Polystyrene and EPS	555		252
13.	Chesapeake, Virginia(9)	Styrene	Polystyrene and HPS polymers	300		136
14.	Decatur, Alabama	Styrene	Polystyrene	425		193
15.	Montréal, Québec	Styrene	Polystyrene	130		59
16.	Painesville, Ohio	Styrene	EPS	85		39
17.	Ribécourt, France	Styrene	EPS	200		91
18.	Springfield, Massachusetts	Styrene	Polystyrene and HPS polymers	330		150
TOTAL STYRENIC POLYMERS PRODUCTION CAPACITY				3,460		1,569
Notes:
(1)	Capacity at December 31, 2002.
(2)	The annual design production capacity of E3 totals 2.8 billion pounds and is divided between Dow and NOVA Chemicals. NOVA Chemicals' share of the production capacity is 55%.
(3)	Co-products include crude C4 hydrocarbons, pyrolysis gasoline, hydrogen, propylene, carbon dioxide and other hydrocarbons.
(4)	Variable depending on feedstock used.
(5)	Excludes propylene.
(6)	Variable depending on feedstock used includes crude C4 hydrocarbons, C5 dienes, dicyclopentadiene ("DCPD"), aromatics, C9 resin oils, hydrogen and fuels.
(7)	This represents an equity position in the Lyondell, Channelview, Texas facility and the long-term tolling arrangement associated with that interest. It does not include a long-term tolling arrangement for an additional 400 million pounds.
(8)	Includes a total of 120 million pounds of production capacity divided between DYLARK engineering resin, ARCEL® moldable foam resin and polystyrene.
(9)	Effective September 2002, suspension SPS reactors were shut down at Breda, the Netherlands and Chesapeake, Virginia.
(10)	Effective October 2002, the Carrington, U.K., EPS plant was idled.

Olefins/Polyolefins

        The olefins/polyolefins business manufactures ethylene and polyethylene. As part of NOVA Chemicals' ethylene production process, and in the preparation of feedstocks for this process, a number of chemical and energy co-products are also manufactured, including propylene, crude C4 hydrocarbons, C5 dienes, aromatics, C9 resin oils, DCPD, hydrogen, fuels and carbon dioxide. Olefins/polyolefins revenue was $1.9 billion in 2002, which represented approximately 60% of NOVA Chemicals' total 2002 revenue (before intersegment eliminations). Olefins/polyolefins revenue for 2001 was $2.0 billion, which represented approximately 61% of NOVA Chemicals' total 2001 revenue (before intersegment eliminations).

  Ethylene

        NOVA Chemicals has an annual production capacity of approximately 6.6 billion pounds of ethylene, a commodity chemical produced from natural gas liquids and crude oil derived feedstocks. Ethylene is used in the manufacture of polyethylene, styrene, polystyrene and polyvinyl chloride, as well as chemical intermediates such as ethylene oxide, ethylene glycol, ethylene dichloride and vinyl acetate. NOVA Chemicals produced approximately 5.4 billion pounds of ethylene in 2002 at its facilities in Joffre, Alberta and Corunna, Ontario.

  Joffre, Alberta Facility

        NOVA Chemicals' has three ethylene production facilities at Joffre, E1, E2 and E3. These three plants have an annual production capacity of 1.6, 1.8 and 2.8 billion pounds of ethylene respectively, for a total combined capacity of 6.2 billion pounds. Production capacity at E3, which started up in August 2000, is shared by NOVA Chemicals and Dow at a 55:45 ratio, bringing NOVA Chemicals' proprietary share of Joffre ethylene production capacity to 5.0 billion pounds. The combined co-product production capacity of E1, E2 and E3 is approximately 770 million pounds ("mmlbs").

        Ethylene produced at E1 and E2 was originally sold under cost-of-service sales arrangements. The cost-of-service sales contract for E1 expired on December 31, 1998 and was replaced by more market facing contracts. These contracts included a tolling arrangement using part of the production capacity of E1 as well as sales contracts which use a pricing methodology which consists of a cost recovery mechanism combined with a market-index component. The cost recovery mechanism allows NOVA Chemicals to recover almost all of its costs of production associated with the ethylene from E1 which is sold to third parties. The market-index component allows NOVA Chemicals to earn a margin on the third party sales which fluctuates with market prices. Approximately 55% (0.87 billion pounds) of the ethylene capacity at E1 is contracted to third parties with substantially all of the remaining 45% used to support NOVA Chemicals' polyethylene production.

        Ethylene produced at E2 has been sold under 20 year cost-of-service sales contracts with approximately 58% of production, net of resales, being sold to third parties. These cost-of-service contracts are based on a pricing formula which allows NOVA Chemicals to recover, from third parties, a proportionate share of capital and operating costs (including feedstock, fuel and depreciation) and financing costs (including debt amortization) plus a 20% after tax return on equity based on a deemed debt to equity ratio. Cost-of-service arrangements remain in place for E2 until June 30, 2004. NOVA Chemicals is currently negotiating contractual arrangements with potential purchasers of ethylene from E2 for the post June 2004 period. Ethylene from E2 which is not sold to third parties will be used internally by NOVA Chemicals.

        NOVA Chemicals' share of ethylene produced at E3 supports polyethylene production at PE2, which uses Advanced SCLAIRTECH technology and supplies ethylene to third parties under long term sales agreements. Since 2000, NOVA Chemicals has contracts in place to market approximately 1.2 billion pounds per year of ethylene from E3 to third parties. The third party contractual arrangements at E3 are similar to the market facing arrangements at E1.

        All of the ethylene plants at Joffre use ethane as primary feedstock. Ethane is supplied under medium to long-term ethane supply agreements with owners of natural gas liquids extraction and fractionation plants located in Alberta. NOVA Chemicals has contracted for a supply of ethane with remaining terms of between five and 17 years. NOVA Chemicals balances its ethane requirements with the supply and demand for ethane by using inventory and short-term spot purchases and sales. Further, in 2003, NOVA Chemicals will enhance its feedstock availability through the development of new sources of ethane. The first is from the Joffre ethane extraction facility, adjacent to the Joffre site, which is designed to extract natural gas liquids from the fuel gas used at the Joffre site as well as from other sources. The second additional supply is expected to be available from technological modifications to existing extraction plants which enable the extraction of additional volumes of ethane from the same volume of natural gas ("deep cuts").

        In addition to ethane, NOVA Chemicals now has the flexibility to use propane for a portion of the feedstock requirements of its Joffre ethylene plants. Propane cracking trials were successfully conducted on Joffre's E1 plant and NOVA Chemicals has since installed propane injection facilities in all three ethylene plants. This will enable the Joffre site to optimize cost and supply of feedstock whenever favourable market conditions exist.

        NOVA Chemicals will continue to look at opportunities to expand feedstock flexibility and supply in an effort to enhance operating flexibility and longer term growth opportunities.

        The Alliance pipeline continues to transport natural gas containing natural gas liquids, including ethane, out of Alberta. This has reduced the potential supply of ethane in Alberta and may limit major growth of petrochemicals in the Province.

        As part of the ethylene production process at Joffre, approximately 770 mmlbs of co-products are also manufactured. Co-products include hydrogen, propylene, crude C4 hydrocarbons and C5 streams. NOVA Chemicals sells up to 85,000 metric tonnes of hydrogen annually to an Alberta based customer under a long-term contract. Co-products, other than hydrogen, are shipped by railcar from Joffre to markets in Alberta, Ontario and the U.S. Gulf Coast.

        NOVA Chemicals owns interests in ethane and ethylene pipelines in Alberta, and ethane and ethylene storage facilities in Alberta and Ontario. NOVA Chemicals also owned a 20% interest in the Cochin pipeline, which principally transports propane, ethane and ethylene from Alberta to markets in Ontario and the United States. In January 2002, NOVA Chemicals sold its 20% interest in the Cochin pipeline for $64 million. The Cochin pipeline is an open access/common carrier pipeline. As such, NOVA Chemicals continues to have access to this pipeline to ship products to eastern Canada. NOVA Chemicals manages part of its ethylene supply balance by transferring ethylene from Joffre to Corunna, Ontario via the Cochin pipeline.

  Joffre, Alberta Cogeneration Plant

        In June 2000, ATCO Power Canada Ltd. ("ATCO"), EPCOR Power Development Corporation ("EPCOR") and NOVA Chemicals officially opened a natural-gas-fired cogeneration power plant with a nominal installed annual peak capacity of 450 megawatts at NOVA Chemicals' production site at Joffre, Alberta. The power plant supplies the electrical and steam needs for the entire Joffre petrochemical site, with excess power sold to Alberta's provincial power grid. The three companies jointly own the cogeneration facility, with ATCO serving as the facility operator. The respective equity interests of the parties are 40% for each of ATCO and EPCOR and 20% for NOVA Chemicals.

  Corunna, Ontario Facility

        The Corunna olefins facility, located near Sarnia, Ontario, has an annual production capacity of approximately 1.6 billion pounds of ethylene. The Corunna olefins facility has the flexibility to process a wide range of hydrocarbon feedstocks including crude oil, condensates, ethane, propane, butane, naphtha and other gas oils to produce primary petrochemicals for use by NOVA Chemicals' downstream operations and for sale to third parties. Virtually all ethylene production from the Corunna olefins facility is used internally by NOVA Chemicals to produce polyethylene and styrene.

        The blend of feedstocks processed in the Corunna olefins facility determine the range of co-products obtained, with heavier feedstocks such as naphtha producing more co-products. Co-products include benzene (used by NOVA Chemicals in the production of styrene), propylene, crude C4 hydrocarbons, C5 dienes, DCPD, aromatics, C9 resin oils, hydrogen and fuels. Total volumes of co-products are in the range of 4.0-4.6 billion pounds per year.

        Feedstocks for the Corunna olefins facility are obtained from a wide variety of sources. A substantial proportion of crude oil, the main feedstock, is sourced from western Canadian and United States domestic producers and delivered via the Enbridge Inc. ("Enbridge") pipeline system. Condensate, a lighter feedstock than crude oil, yields a higher proportion of olefins feedstocks versus fuel oil products. Crude oil and condensate feedstock are also sourced from outside North America with delivery via pipeline from Portland, Maine connecting to Enbridge's reversed line No. 9 in Montreal, Quebec, providing Corunna with purchasing flexibility and less reliance on western Canadian crude and condensates. Ethane, propane, butane and naphtha are sourced from western Canadian and local producers.

  Polyethylene

        NOVA Chemicals has an annual production capacity, as at December 31, 2002, of approximately 3.7 billion pounds of polyethylene. Polyethylene is a polymer produced from ethylene and is used in a wide variety of applications such as packaging, plastic pipe, blow-molded drums and plastic containers. NOVA Chemicals produced approximately 2.8 billion pounds of polyethylene in 2002. NOVA Chemicals produces polyethylene from ethylene supplied from its Joffre, Alberta and Corunna, Ontario facilities at three locations in Canada, Joffre, Corunna and Mooretown, St. Clair Township, Ontario.

        NOVA Chemicals' first polyethylene plant located at Joffre, PE1, has an annual production capacity of approximately 1.3 billion pounds and produces LLDPE from ethylene supplied from E1, E2 and E3. The plant utilizes UNIPOL® technology licensed from Dow. NOVA Chemicals pays no royalties for the use of this technology and independently sustains and develops this technology as used in the NOVA Chemicals' facilities.

        NOVA Chemicals' polyethylene plant located near Mooretown has an annual production capacity of approximately 830 mmlbs and produces both LDPE and HDPE. Ethylene feedstock is supplied from the Corunna olefins facility and from Joffre via the Cochin pipeline. This plant also uses the UNIPOL technology licensed from Dow for production of HDPE resins and Dow's high pressure process for the production of LDPE resins. NOVA Chemicals pays no royalties for the use of this technology and independently sustains and develops this technology as used in the NOVA Chemicals' facilities.

        In June 1994, NOVA Chemicals purchased DuPont's Canadian polyethylene business. Assets of the business included a polyethylene plant located at the St. Clair River plant site in Corunna, the proprietary SCLAIRTECH technology and a global SCLAIRTECH technology licensing business. This plant has an annual production capacity of approximately 670 mmlbs and produces both LLDPE and HDPE. Ethylene feedstock is supplied from the Corunna olefins facility and from Joffre via the Cochin pipeline.

        NOVA Chemicals is committed to further developing the SCLAIRTECH technology and in December 1996 announced that it had developed Advanced SCLAIRTECH technology. Advanced SCLAIRTECH solution-phase technology yields high performance polyethylene resins with several advantages over traditional polyethylene resins. A second polyethylene plant at Joffre, PE2, began commercial production in July 2001 using Advanced SCLAIRTECH technology. The plant has a design capacity of 850 mmlbs per year. In 2001, a total of 188 mmlbs of polyethylene produced at PE2 was sold from a product slate of 6 grades. In 2002, 410 mmlbs of polyethylene were sold and the number of grades increased to 16. These products compete with octene and metallocene resins which are known for their toughness and processability. The PE2 plant is now running both proprietary Ziegler-Natta catalyst and single site catalysts. The final product slate is expected to contain about 30 commercial grades.

        In May 2002, NOVA Chemicals launched its first octene-based LLDPE resins for film applications, made at PE2 at Joffre using Advanced SCLAIRTECH solution-phase technology.

  Other Facilities

        In the third quarter of 2001, a linear alpha olefins ("LAO") plant was commissioned on NOVA Chemicals' Joffre, Alberta site by a predecessor of BP Canada Chemical Company. NOVA Chemicals supplies ethylene to the LAO plant and receives linear alpha olefins for use by NOVA Chemicals' polyethylene facilities at a competitive cost, contributing to the cost-efficiencies of the large-scale Joffre site.

  Sarnia, Ontario Cogeneration Plant

        In September 2000, TransAlta Energy Corporation ("TransAlta") announced it had signed an agreement to build, own and operate a 440 megawatt cogeneration plant near Sarnia, Ontario and acquire existing utility plants representing 210 megawatts from NOVA Chemicals, Dow and Bayer Inc. ("Bayer"). In October 2002, NOVA Chemicals, Bayer and Dow completed the sale of their existing utility plants near Sarnia to TransAlta and began to purchase steam and power from TransAlta pursuant to the agreements made in September 2000. Full commercial operation of TransAlta's new cogeneration plant is expected in the first quarter of 2003.

Styrenics

        In December 1998, NOVA Chemicals expanded its styrenics business to include an additional 1.25 billion pounds of styrene capacity and an additional 1.7 billion pounds of polystyrene manufacturing capacity at plants in North America and Europe purchased from Huntsman. With the acquisition of Shell's European polystyrene assets in January 2000, NOVA Chemicals has 3.5 billion pounds of polystyrene capacity world wide. Styrenics revenue was $1.3 billion in 2002, which represented approximately 40% of NOVA Chemicals' total 2002 revenue (before intersegment eliminations). Styrenics revenue for 2001 was $1.3 billion, which represented approximately 39% of NOVA Chemicals' total 2001 revenue (before intersegment eliminations).

        With two wholly owned styrene plants, and an equity position in Lyondell's PO/SM facility at Channelview, Texas, NOVA Chemicals has the capacity to produce 2.6 billion pounds of styrene annually. Most of this styrene is used internally.

        NOVA Chemicals produces SPS (which comes in various forms including crystal and high impact), EPS (foamable resin beads) and HPS (SPS and styrene co-polymers and blends incorporating additives such as color, flame retardants and UV-resistant stabilizers). Styrenic polymers are used in the manufacture of a wide range of consumer and industrial products including electronics and food packaging, television consoles, computer peripherals, insulation foam for construction, medical applications and housewares.

  North American Styrene

        NOVA Chemicals has a total rated production capacity of 2.6 billion pounds of styrene per year at sites in Sarnia, Ontario; Bayport, Texas; and Channelview, Texas (equity position in one of the two facilities located at the Channelview site). The Sarnia facility has a rated capacity of 950 mmlbs per year of styrene production. Bayport has a rated capacity of 1,250 mmlbs and Channelview provides 400 mmlbs of annual capacity. In addition, as part of the acquisition of ARCO's plastics business in 1996, NOVA Chemicals entered into a tolling agreement with Lyondell (as successor to ARCO) for approximately 400 million additional pounds per year of styrene monomer from the Channelview plant. The balance of NOVA Chemicals' styrene requirements are obtained through long-term contracts.

        Styrene is produced from benzene and ethylene. NOVA Chemicals supplies a portion of its internal requirements for these feedstocks and enters into other arrangements with third parties for the remainder. To optimize the logistics costs of supplying styrene to its manufacturing facilities and to balance internal requirements between North America and Europe, NOVA Chemicals enters into transatlantic product swaps with other producers. Additionally, NOVA Chemicals participates in the merchant market as a seller of styrene monomer to third parties.

        All of the ethylene and a significant portion of the benzene requirements for the Sarnia styrene facility are supplied from NOVA Chemicals' Corunna, Ontario olefins facility. The balance of the benzene feedstock is obtained from nearby petroleum refineries. Except for some ethylene obtained through exchange, the balance of ethylene and all benzene for the Bayport and Channelview facilities are obtained from external sources.

        In August 2002, NOVA Chemicals and BASF signed a long-term styrene monomer supply contract. The agreement commits NOVA Chemicals to supply styrene monomer to BASF's downstream styrenics business in North America. In addition, the contract commits BASF to supply styrene monomer to NOVA Chemicals' European downstream styrenics business. The agreement gives both producers a low-cost styrene monomer position for their respective SPS and EPS businesses. NOVA Chemicals plans to meet its supply commitment to BASF from existing facilities in North America, including a planned 450 mmlb debottlenecking of its Bayport styrene plant. NOVA Chemicals' Bayport capacity will increase to 1.7 billion pounds in 2004 and total styrene monomer capacity will increase by about 17% to 3.05 billion pounds per year.

  North American Expandable Polystyrene

        NOVA Chemicals produces EPS at its Beaver Valley site at Monaca, Pennsylvania and at its Painesville, Ohio facility. Their total rated production capacity of 370 mmlbs ranks NOVA Chemicals as the largest EPS producer in North America. EPS resins are used in applications such as foam cups, insulation board and foam packaging. The EPS cup grade is sold under the trademark DYLITE®. The Beaver Valley site also produces ARCEL moldable foam which contains polystyrene and polyethylene. This expandable bead is sold into the protective packaging market. In 2001, ULTRA LOW™EPS was introduced. This technology produces EPS with 50% less pentane than standard grades and 25% less than other low pentane EPS grades without a sacrifice in product properties.

        In May 2001, NOVA Chemicals converted a portion of its existing EPS capacity to premium DYLITE cup and container bead production at its Beaver Valley site. This project has increased Beaver Valley's DYLITE cup and container bead capacity by almost 60%. Total styrenic polymer production capacity at Beaver Valley remains at 405 mmlbs.

  North American High Performance Styrenics

        NOVA Chemicals produces HPS at its Springfield, Massachusetts and Chesapeake, Virginia facilities. Both facilities also produce SPS. Chesapeake is the location of the research and technology center for HPS. Compounding assets at the Chesapeake site allow NOVA Chemicals to produce custom colour, as well as flame retardant and UV-resistant products. In addition, NOVA Chemicals contracts with two compounders to manufacture HPS polymers. Current sales in the HPS business are in ignition resistant products used primarily for television cabinets and marketed under the trademark ZYNTAR®, NAS® and ZYLAR® (high clarity styrene acrylic co-polymers and blends or alloys thereof, respectively) and enhanced colouring UV SPS make up the balance of the HPS products.

  North American Polystyrene

        NOVA Chemicals' SPS business has a total of five manufacturing facilities in North America (Belpre, Ohio; Chesapeake, Virginia; Decatur, Alabama; Montréal, Québec; and Springfield, Massachusetts). Total styrenic polymer production capacity for North America is 1.8 billion pounds annually, consisting of crystal polystyrene, impact polystyrene, HPS and DYLARK. In June 2001, NOVA Chemicals idled, and continues to idle, 100 mmlbs per year of SPS capacity at its Belpre, Ohio site. Additionally, in September 2002, the SPS suspension reactors at Chesapeake, Virginia were shut down to reduce costs. These reactors had a production capacity of 100 mmlbs per year.

        Crystal polystyrene end-use applications include CD jewel boxes, food packaging, one-time-use foodservice ware (cups/plates/bowls/utensils), medical applications, fast-food/convenience packaging and insulation. Impact polystyrene resins are used in applications such as office/desk supplies, small appliances, industrial spools, bathroom accessories, electronics housings, food packaging and one-time-use foodservice ware.

  DYLARK Resin

        The Beaver Valley site at Monaca, Pennsylvania also produces DYLARK which is a modified styrenic based polymer that provides ease of processing, performance at elevated temperatures and foam adhesion for use in soft instrument panels in the global automotive industry.

  Europe

        The European styrenics business has four manufacturing sites. With the Huntsman acquisition, NOVA Chemicals acquired plants at Carrington, United Kingdom and Ribécourt, France. With the Shell acquisition, NOVA Chemicals doubled its styrenic polymer production capacity in Europe with the acquisition of a second plant at Carrington and plants at Berre, France and Breda, the Netherlands. The Shell acquisition also included a research and technology center located in Breda. Total rated styrenic polymer production capacity in Europe is 1.3 billion pounds annually. NOVA Chemicals is the third largest producer of styrenic polymers in Europe.

        NOVA Chemicals has the capability to produce EPS at four of its European sites, with an aggregate capacity of 695 mmlbs, making it the largest producer of EPS in Europe.

        In October 2002, the EPS plant at Carrington was idled and will continue to be idled for an indefinite period. The idling reduces costs and reduces NOVA Chemicals' EPS production capacity by 165 mmlbs per year. NOVA Chemicals' existing European EPS customers are being supplied from NOVA Chemicals' other European production facilities. The SPS plant operations on the same site was not affected by this decision.

        NOVA Chemicals produces SPS at two of its European sites, Breda and Carrington, with an aggregate capacity of 610 mmlbs per year. NOVA Chemicals is the sixth largest producer of SPS in Europe. In September 2002, two of the three existing SPS suspension reactors at Breda were shut down in order to reduce costs. The reactors had a product capacity of 55 mmlbs per year. The Breda site also produces HPS.

        NOVA Chemicals does not produce any of its own styrene in Europe. It purchases styrene from third parties and has entered into transatlantic product swaps of NOVA Chemicals' produced styrene to satisfy its styrene requirements. NOVA Chemicals has entered into a medium-term styrene purchase agreement with Shell, which provides feedstock for the former Shell plants.

        Fribourg, Switzerland is the commercial headquarters for the European styrenics business, international polyethylene sales and technology licensing. The Fribourg location houses approximately 60 employees. The Breda technology center houses approximately 25 employees and centralizes all research, technology and product support activities for the European region. A shared services center in Manchester, United Kingdom provides support functions such as finance, information technology, the Responsible Care® program, supply chain and human resources and is staffed by approximately 30 employees.

Methanex — Equity Investment

        In January 1994, NOVA Chemicals completed a series of transactions whereby it exchanged its methanol facilities for common shares of Methanex and purchased additional Methanex common shares and common share installment receipts. As a result of these transactions, NOVA Chemicals became the largest shareholder in Methanex owning approximately 24% of its common shares. During 2001, Methanex completed a substantial issuer bid for 18% of its outstanding common shares and subsequently commenced a normal course issuer bid for not more than 10% of the "public float" of its common shares. NOVA Chemicals did not tender any of its common shares. As at December 31, 2002 NOVA Chemicals' holding in Methanex was 37.4%. In 2002, NOVA Chemicals' interest in Methanex yielded earnings of $5 million (after-tax), compared with earnings of $11 million (after tax) for 2001. The decline was primarily due to a write-off of Methanex's Fortier, Louisiana facility. This facility has been mothballed since 1999. NOVA Chemicals' share of this write-off is $27 million (after tax) based on its 37.4% ownership. In July 2002, Methanex announced the commencement of a regular quarterly dividend to shareholders of $0.05 per share. The first quarterly dividend was paid September 30, 2002 which resulted in NOVA Chemicals receiving $2.35 million. A second dividend of $2.35 million was paid on December 31, 2002. In January 2003 Methanex announced a special dividend of $0.25 per share, payable February 14, 2003. NOVA Chemicals will receive approximately $12 million in the first quarter of 2003 as a result of the special dividend.

        Methanex is the world's largest producer and marketer of methanol, which is used in the manufacture of formaldehyde, methyl tertiary butyl ether and acetic acid. Methanex produces methanol at facilities located in North America, New Zealand and Chile.

DISTRIBUTION OF PRODUCTS

        NOVA Chemicals' products are marketed primarily through its sales force, with support from established distributors and traders. When products produced in Canada are sold into the United States, NOVA Chemicals sells such products to its wholly owned subsidiary, NOVA Chemicals Inc., for resale through distribution arrangements. Distribution agreements among NOVA Chemicals' affiliates provide for arm's length commissions.

        European and Asian sales are made by NOVA Chemicals' subsidiary, NOVA Chemicals (International) S.A., either directly or through distribution arrangements.

        No significant portion of NOVA Chemicals' business is dependent upon a single customer. Sales to Canadian and United States federal, state, provincial and local governmental bodies account for less than 1% of annual sales.

Geographic Distribution of Revenue by Segment

        The following table summarizes for the years ended December 31, 2002, 2001 and 2000, the geographic segments in which NOVA Chemicals sells its products and the percentage of sales in such segment:

	Percentage of Sales, Year Ended December 31
Geographic Segment
	2002	2001	2000
Canada	35%	39%	34%
United States	46%	44%	46%
Europe and Others	19%	17%	20%

LOGISTICS

        NOVA Chemicals leases approximately 6,000 railcars from various companies for use in transportation and delivery of its polyethylene and polystyrene products to customers in North America. NOVA Chemicals also owns approximately 350 railcars. Trucks are used for distributing products sold in bags and boxes and smaller loads of bulk products. Transport ships are used to transport bulk product, mostly to Asia. NOVA Chemicals does not own or lease trucks or ships, but does pay transportation fees under short-term arrangements.

        NOVA Chemicals' feedstocks and co-products are produced in liquid or gaseous form, and are transported primarily by pipeline, but also in significant quantity by barge, truck and in rail tank cars. NOVA Chemicals leases approximately 1,400 rail tank cars from various companies in order to transport feedstocks, co-products and styrene monomer.

COMPETITION

        NOVA Chemicals competes with other commodity chemical producers on the basis of price, deliverability service, product quality and performance. Among NOVA Chemicals' competitors are some of the world's largest chemical companies and major integrated oil companies that are larger and have greater financial resources. Some also have their own raw material resources. The keys to competing successfully in this industry are scale of facilities and low cost feedstocks.

        Prices for NOVA Chemicals' petrochemical and polymer products are determined by market factors like supply/demand balances and feedstock costs that are beyond NOVA Chemicals' control. NOVA Chemicals generally sells these products at prevailing market prices but, on occasion, negotiates the current market price. One exception to product sales being made at prevailing market prices is the sale of ethylene produced at E2.

PATENTS, LICENSES AND TRADEMARKS

        NOVA Chemicals owns directly, or licenses from affiliates, a large number of patents in Canada, the United States and other countries. NOVA Chemicals also owns, or licenses through a wholly owned subsidiary, a number of trademarks which are used to identify various petrochemical products. While these patents and trademarks constitute valuable assets, NOVA Chemicals does not regard any single patent or trademark as being material to its operations as a whole.

        During 2002, 50 patent applications were filed in the name of NOVA Chemicals or its subsidiaries world wide. These include divisional and continuation patent applications as well as national and regional patent applications (which may result in more than one issued patent). Forty-two of the applications were in the olefins/polyolefins field and eight were in the styrenics field. World wide, during 2002, 33 patents were issued to NOVA Chemicals or its subsidiaries, 26 in the olefins/polyolefins field and seven in the styrenics field.

TECHNOLOGY

        While a number of NOVA Chemicals' technologies are licensed from third parties, and are therefore subject to certain restraints concerning fields of use, NOVA Chemicals actively maintains and supports all of its technologies to maintain its competitive position.

Olefins/Polyolefins

        In November 2000, NOVA Chemicals announced the successful transition of its Advanced SCLAIRTECH technology Ziegler Natta (Z-N) catalyst to its gas-phase plant, PE1, in Joffre, Alberta. The new drop-in catalyst NOVACAT™ T provides enhanced throughput, product range and properties when compared with conventional Z-N catalysts in commercial gas-phase polyethylene production facilities.

        Advanced SCLAIRTECH technology yields high performance polyethylene resins with several advantages over traditional polyethylene resins. NOVA Chemicals' PE2 plant at Joffre was designed to use Advanced SCLAIRTECH technology. PE2 began commercial production in July 2001 using Z-N catalysts adapted for use with the Advanced SCLAIRTECH technology platform. At the end of 2002, NOVA Chemicals was using Advanced SCLAIRTECH technology to produce 16 grades of resins for commercial sale.

        In December 2001, NOVA Chemicals began trial polymerizations using a single site catalyst with the Advanced SCLAIRTECH technology platform at Joffre. This catalyst combines the best qualities of traditional Z-N catalysts and single site catalysts and creates polyethylene having significantly enhanced polymer properties. This represents a significant demonstration of the commercial applicability of single site catalysts on the Advanced SCLAIRTECH technology platform. During 2002, additional commercial trials of NOVA Chemicals' single site technology were successfully completed and extensive product performance trials were completed with selected development partners. The results of the trials met or exceeded expectations, and indicated that the product performance was highly competitive to existing commercial benchmarks. On this basis, in 2003 NOVA Chemicals will proceed with commercial production of polyethylene using a single site catalyst with the Advanced SCLAIRTECH technology platform at PE2.

        In April 2002, NOVA Chemicals announced the commercial introduction of a new group of premium octene copolymer polyethylene resins for film applications, called SCLAIR ASTute™ FP120. These new resins are specifically for use in premium film applications, including food and specialty packaging, laminations and co-extrusions and heavy-duty shipping sacks. The grades also meet U.S. Food & Drug Administration requirements for food contact.

        In February 2001, NOVA Chemicals and BP announced an agreement to jointly develop and commercialize advanced Z-N catalysts including NOVACAT T for gas-phase polyethylene processes, including BP's INNOVENE® gas-phase process. During 2002, further enhancements to the NOVA Chemicals' NOVACAT T catalyst have been commercially demonstrated, focusing on reactor rate improvements and extension of the product slate. In particular, NOVA Chemicals has commercialized new hexene resins for use in applications demanding high puncture resistance, as well as growing the volume of LLDPE butene copolymers manufactured at the Joffre plant.

        In July 2002, NOVA Chemicals and BP entered into an agreement under which NOVA Chemicals granted BP the rights to use and sub-license its proprietary single-site catalyst technology. In turn, BP licensed its metallocene catalyst technology portfolio to NOVA Chemicals for use in polyethylene manufacturing. By working together, the companies expect to help accelerate new technology advances that produce gas-phase polyethylene resins delivering both superior performance and value to customers. NOVA Chemicals and BP will cooperate in both the sale of catalysts and the licensing of the combined portfolio of metallocene and single site catalysts.

        NOVA Chemicals' other polyethylene technologies include UNIPOL gas-phase polymerization technology. NOVA Chemicals independently sustains and develops this technology as used in NOVA Chemicals' facilities. During 2002, nine new polyethylene grades were introduced at NOVA Chemicals' gas-phase plants. Six of these were LLDPE and three were HDPE grades manufactured at the Moore, Ontario plant. These developments are one component of NOVA Chemicals' product development efforts across the full polyethylene asset base.

        In April 2002, NOVA Chemicals and Kubota Corporation ("Kubota") reached an agreement under which NOVA Chemicals licensed its ANK400 anti-coking technology to Kubota. Kubota will manufacture and globally market the product to ethylene facilities for gas feedstock cracking applications. ANK400 is a new anti-coking furnace tube product that increases on-stream time for ethylene furnaces. This new technology achieves an inner surface chemistry with a demonstrated ability to significantly reduce catalytic coking.

Styrenics

        NOVA Chemicals also owns or has rights to a significant portfolio of styrenics technology, both in the fields of production and styrenics applications. Prior to the Huntsman acquisition, NOVA Chemicals licensed technology from a number of other companies and developed its own technology for the polymerization of styrenic polymers. As part of the Huntsman and Shell acquisitions, NOVA Chemicals acquired additional access to a broad range of styrenics technology and an experienced workforce with insight into the current and potential application of this technology. The Shell workforce transferred to NOVA Chemicals is comprised of highly skilled researchers and technicians. With the Shell acquisition, NOVA Chemicals acquired substantive additional product and process technology related to EPS manufacture as well as knowledge in polystyrene and HPS. The technologies acquired include the one-step process Shell technology for EPS and polystyrene process technology relating to several HPS products.

        In May 2002, NOVA Chemicals announced that its STYROSUN® weather-resistant polystyrene was available in North America. STYROSUN is an ethylene propylene diene monomer based high-impact polystyrene. In addition to its strength, it exhibits higher resistance to UV rays and oxidative deterioration than traditional styrene polymers. STYROSUN polystyrene is available in extrusion and injection molding grades and is produced at NOVA Chemicals' manufacturing facility in Breda, the Netherlands. STYROSUN polystyrene is currently used in numerous outdoor applications including telecommunications equipment, transportation and recreational vehicles, household appliances, placards, billboards and building and construction elements. In addition, applications for UV-resistant STYROSUN polystyrene continue to grow in the wood replacement market for such applications as outdoor decking, porch railings and decorative molding.

        In June 2002, NOVA Chemicals announced new patent coverage on volatile organic compound free EPS technology. This technology has the potential to reduce the pentane content in EPS to zero, using water instead of pentane. This would reduce the transportation hazards and air quality concerns associated with pentane. In addition, NOVA Chemicals will be increasing the capacity of high margin products at its Beaver Valley site at Monaca, Pennsylvania. NOVA Chemicals will double the manufacturing capacity for ARCEL foam resin and increase capacity for DYLARK engineering resins by 10 mmlbs per year. The total capital cost for the ARCEL and DYLARK resin expansions will be modest.

        In October 2002, NOVA Chemicals announced the commercialization of a new ZYLAR, a clear alloy of an acrylic co-polymer. The new ZYLAR 390 resin offers a significantly improved balance of clarity and toughness and also offers enhanced chemical resistance. Potential applications for the impact-modified resin include medical devices, appliance parts, personal care products and consumer electronics. ZYLAR 390 resin will initially be available in North America and Europe. One of the first applications for the new ZYLAR 390 resin is a surgical blood filter canister.

        In January 2003, NOVA Chemicals purchased Deltech Polymers Corporation's ("Deltech") polystyrene business at nominal cost. The purchase included Deltech's customer base and associated technology for crystal polystyrene and methyl methacrylate-styrene copolymers and inventory of finished products. NOVA Chemicals did not acquire any production assets from Deltech and has no environmental or employment liability with respect to the Deltech purchase.

        In January 2003, NOVA Chemicals announced the commercialization of a new advanced styrenic polymer. Designated FX550, the polystyrene resin offers high-impact and high-gloss properties for applications such as small appliances and housewares.

RESEARCH AND DEVELOPMENT

        NOVA Chemicals spent $32 million, $33 million and $31 million in the years 2002, 2001 and 2000 respectively, on research and development activities. NOVA Chemicals also spent $7 million in 2002 and 2001 and $8 million in 2000 on technical support and activities relating to improvements of existing products. NOVA Chemicals' operating budget for research and development for the year 2003 is $36 million and $9 million for technical support.

Olefins/Polyolefins

        NOVA Chemicals olefins/polyolefins business conducts research at the NOVA Research & Technology Center and at the NOVA Chemicals Technical Center, both located in Calgary, Alberta. Both centers are equipped with state of the art test facilities for the development of new catalysts, olefin and polyolefin processes as well as full scale testing of new products. The demonstration plant for the Advanced SCLAIRTECH technology is located at the St. Clair River plant site in Corunna, Ontario and is capable of testing new catalysts, new polyethylene products, mixing methods in reactors and solvent separation processes.

        Currently, the olefins/polyolefins business is supported by 173 technical and support staff working directly on the development of new technologies.

Styrenics

        Since completion of the Shell acquisition in January 2000, NOVA Chemicals' styrenics business has operated three technical centers. In the United States, technical centers are situated at the Beaver Valley site in Monaca, Pennsylvania and at Chesapeake, Virginia. In Europe, NOVA Chemicals has a technical center at Breda, the Netherlands. The styrenics business also operates three pilot plants, one in the United States (the Beaver Valley site) and two in Europe (Ribécourt, France and Breda). These pilot plants are capable of simulating mass and suspension polymerization, as well as synthesis of EPS and the compounding of specialty blends and alloys. The styrenics business also provides computer-aided design engineering resources in Southfield, Michigan and Chesapeake to support DYLARK resin automotive applications and HPS customers, respectively. Some longer-term styrenics research programs are also carried out from NOVA Chemicals' research center in Calgary, Alberta.

        The styrenics business is supported by 123 technical and support staff working directly on the development of new technologies.

        In January 2002, NOVA Chemicals confirmed its commitment to polystyrene applications research with the official opening of a $5 million European styrenics technology center in Breda. The Breda technology center provides NOVA Chemicals with the ability to develop new SPS, EPS and HPS styrenic polymers, support polystyrene converter customers in developing new applications for EPS, SPS and HPS polymers and provides increased technical support to NOVA Chemicals' polystyrene manufacturing plants around the world.

GOVERNMENT REGULATION AND ENVIRONMENTAL PROTECTION

        Like other companies in its industry, NOVA Chemicals is subject to extensive environmental laws and regulations at all levels of government concerning the manufacture, processing and importation of certain petrochemical substances, air emissions, water discharges and the generation, handling, storage, transportation, treatment, disposal and clean-up of waste materials.

        Although NOVA Chemicals believes that its businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risks of accidental discharges of hazardous materials, personal injury and property and environmental damage. Furthermore, applicable environmental laws and regulations provide for substantial fines and criminal sanctions in the event of non-compliance. There can be no assurance that NOVA Chemicals will not incur material costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

        Risk of substantial environmental costs and liabilities is inherent in particular operations and products of NOVA Chemicals, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities, including uninsured liabilities, will not be incurred with respect to future operations. NOVA Chemicals has liabilities and obligations arising under applicable environmental laws and regulations in connection with discontinued operations, and in addition has specific contractual obligations with respect to pre-closing environmental conditions at certain facilities divested by predecessor companies. Environmental investigations have been or are being conducted in accordance with governmental standards and guidelines at such discontinued operations and facilities. Remedial work based on these investigations has commenced. A $12 million provision has been made in NOVA Chemicals' financial statements to cover the estimated costs of remediation of discontinued sites. At some locations, NOVA Chemicals has negotiated agreements to recover a portion of these costs from third parties on the basis of their previous activities. NOVA Chemicals has also accrued $17 million towards the costs of future decommissioning and site restoration for currently operating facilities which have not yet been scheduled for closure.

        NOVA Chemicals is currently involved in investigations and clean-ups under the U.S. Comprehensive Environmental Response, Compensation and Liability Act and comparable state laws in several jurisdictions in connection with hazardous substances which in the past had been transported to third party disposal sites. NOVA Chemicals does not believe that its share of response costs at any of such sites will, individually or in the aggregate, result in a material liability for NOVA Chemicals. It is possible that, based upon the nature of the hazardous substances generated at existing and discontinued operations, NOVA Chemicals may be involved in investigations and clean-ups in the future.

        From time to time NOVA Chemicals has entered into various consent agreements or been subject to administrative orders for pollution abatement or remedial action in connection with its businesses.

        NOVA Chemicals has operated an environmental audit program to determine regulatory compliance by its operating facilities since 1990. In September 1995, NOVA Chemicals developed a more comprehensive safety, health, environment and risk audit program. NOVA Chemicals' Responsible Care Audit Program was evaluated by a leading international environment, health and safety consulting firm in January 2002. On the basis of its review the consultant found that the Audit Program was progressive, soundly designed and effectively implemented, and concluded that it was highly rated when compared to other programs with which the consultant was familiar.

        NOVA Chemicals has adopted the Responsible Care program as the basis for its overall safety, health, environment and risk program. The Responsible Care program is a comprehensive program which was initiated by the Canadian Chemical Producers' Association ("CCPA") and has since been adopted by the American Chemistry Council ("ACC") in the United States as well as by chemical industry associations in over 40 countries world wide. The Responsible Care program requires program participants to commit to the responsible management of the total life cycle of their products. NOVA Chemicals has implemented the Responsible Care program in all its Canadian and U.S. operations. NOVA Chemicals is accelerating the implementation of the Responsible Care program in its European operations and expects to achieve full implementation in 2003.

        NOVA Chemicals is active in a number of voluntary environmental initiatives to reduce emissions and wastes from its facilities. In addition to participation in the CCPA's National Emissions Reduction Masterplan, NOVA Chemicals is also participating in Canada's Accelerated Reduction and Elimination of Toxics and Greenhouse Gas ("GHG") emissions management programs. Through an aggressive GHG emissions management program and its participation in Canada's Voluntary Climate Change Challenge and Registry Program, NOVA Chemicals is committed to economically viable solutions to climate change concerns, for example, NOVA Chemicals participation in the joint venture with ATCO and EPCOR to construct a natural-

gas-fired cogeneration power plant at its production site at Joffre, Alberta. This project has substantially reduced GHG emissions when compared with continuing to supply the electrical needs of the Joffre site from Alberta's primarily coal fired electrical generation facilities. NOVA Chemicals is also directly involved in the Canadian Chemical Industry's Environmental Performance Memoranda of Understanding with the Federal, Ontario and Alberta governments.

        In December 2002, the Government of Canada announced its ratification of the Kyoto Protocol to the United Nations Framework Convention on Climate Change. The Kyoto Protocol requires Canada to reduce its GHG emissions by 6% below 1990 levels by 2012. A detailed Implementation Plan ("Plan") is expected to be developed by the Canadian government through ongoing consultations with provinces, territories, industry and other stakeholders within the next 18 months. The outcome of this Plan is uncertain and as a result NOVA Chemicals cannot estimate the effect on future consolidated results of operations, cash flows or financial position. The Corporation remains engaged in discussions with those developing the Plan and continuously assesses the commercial implications of the Kyoto Protocol for its markets around the world.

        NOVA Chemicals is participating in an initiative by the ACC to conduct research into the long range health and environmental impacts of chemicals. This participation is consistent with NOVA Chemicals' Responsible Care commitment, and the resulting research will enable the chemicals industry to contribute to the scientific and public policy debates which impacts legislation affecting the industry.

        Environmental capital expenditures for NOVA Chemicals, including pollution abatement and remedial programs, were $6 million in 2002 and $12 million in each of 2001 and 2000 and are estimated to be $14 million in 2003. Operating expenses relating to environmental protection were $12 million in 2002, $14 million in 2001 and $10 million in 2000 and are estimated to be $11 million in 2003. Total remedial expenditures to dismantle and remediate discontinued facilities and sites totaled $1 million in 2002 and $3 million in each of 2001 and 2000. This figure is expected to be $2 million in 2003. NOVA Chemicals believes it has sufficient capital resources to meet all of its present and anticipated future obligations under environmental protection legislation.

        NOVA Chemicals is actively involved in promoting public awareness of the benefits of plastics through its participation in various industry associations.

EMPLOYEE AND LABOUR RELATIONS

        NOVA Chemicals currently employs approximately 4,300 full-time employees globally.

        Collective bargaining agreements with various unions, covering 518 of the approximately 3,775 North American employees, are in place at certain plants located in Ontario and the United States. The term of a collective bargaining agreement involving 59 employees at NOVA Chemicals' styrene plant in Sarnia, Ontario will expire on January 31, 2004. The term of a collective bargaining agreement involving 244 employees at NOVA Chemicals' Corunna, Ontario site will expire on March 31, 2004. A collective bargaining agreement involving 28 employees at the polystyrene plant at Springfield, Massachusetts was negotiated in September 1999 and will expire on September 30, 2007. A collective bargaining agreement involving 187 employees at the polystyrene plant at the Beaver Valley site in Monaca, Pennsylvania was negotiated in May 2001 and will expire on May 12, 2006.

        Workforces in Europe are significantly more unionized than their North American counterparts. European employment laws and regulations are more restrictive than in North America. These factors operate to limit the flexibility of NOVA Chemicals' relations with its employees. Many of NOVA Chemicals' approximately 570 European employees are represented by works councils. A works council, elected by the employees, represents employees' rights and interests, including rights to information and consultation relating to conditions of work, working hours, remuneration and vacation entitlement.

        NOVA Chemicals provides medical, health, life insurance, pension plans and other benefits to its employees, which are comparable with other companies in the chemical industry where its operations are located.

FOREIGN OPERATIONS

        Foreign operations are subject to various risks differing from those in Canada including political events, tax changes, labour difficulties, price controls and other governmental actions. NOVA Chemicals actively addresses these risks as part of its risk management system.

        With the Huntsman and Shell acquisitions, NOVA Chemicals' exposure to foreign operations increased as a significant amount of the assets acquired are in Europe. In addition to the economic risks of foreign operations, there are commercial, cultural and language differences that increase business risk.

        NOVA Chemicals sells its products world wide. NOVA Chemicals has established commercial headquarters in Switzerland to coordinate commercial activities outside of North America and maintains representative offices in over 12 countries.

PROPERTIES

        The "Facility Profile" on page 11 provides a description of NOVA Chemicals' production facilities. All production facilities are owned by NOVA Chemicals (except Channelview, Texas in which NOVA Chemicals only has an equity position).

        NOVA Chemicals leases or owns in excess of 665,000 square feet of office space in numerous locations, mostly in North America. Its head office and Canadian operating center is located in Calgary, Alberta. Its global and United States operating center is located in Pittsburgh, Pennsylvania. Its European operating center is in Fribourg, Switzerland.

        In March 2002, NOVA Chemicals completed the sale and leaseback of NOVA Chemicals' Calgary technology buildings and adjacent Corporation-owned lands. NOVA Chemicals signed an 18 year lease with two five-year options to renew the lease. Ongoing operation of the technology center will not be impacted in any way.

LEGAL PROCEEDINGS

        NOVA Chemicals is involved in litigation from time to time in the ordinary course of its business. In management's opinion none of such litigation is material to NOVA Chemicals' financial condition or results of operations. The major legal proceedings against the Corporation are described below.

        In 1987 a tank car containing butadiene owned by a subsidiary of Polysar, a predecessor of NOVA Chemicals, leaked and ignited while parked in New Orleans, Louisiana resulting in the evacuation of nearby inhabitants. At no time did Polysar have care, custody or control over the butadiene or the tank car. A number of separate individual and class actions for damages for personal injury and property damage were commenced against Polysar and others. The personal injury actions were consolidated into a single class action. The Louisiana Court decided to hear the matter in a series of mini trials, two of which have been completed. Polysar was not found liable for any punitive damages but was found liable for 5% of the compensatory damages. Polysar could potentially be liable for $5 million to $11 million. Although NOVA Chemicals' Writ Petition for Allowance of Appeal was denied by the Louisiana Supreme Court, NOVA Chemicals is in the process of filing a further Writ Petition for Allowance of Appeal with the United States Supreme Court. The ACC, as well as several other organizations whose members engage in the transportation of hazardous products, have agreed to file briefs in support of NOVA Chemicals.

        In January 2001, Husky Oil Operations Ltd. ("Husky") filed a statement of claim against NOVA Chemicals alleging breach of a natural gas supply agreement. Husky is claiming Cdn. $30 million. NOVA Chemicals has filed a Statement of Defence and believes that it has meritorious defences to Husky's claims and intends to vigorously defend against such litigation. Trial is set for September 2003.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

THREE YEAR SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The selected consolidated financial information for each of the three years in the three year period ended December 31, 2002 included in NOVA Chemicals' 2002 Annual Report under the heading "Consolidated Six-Year Review" is incorporated by reference into this Annual Information Form.

DIVIDENDS

Payment of Dividends

        Historically, NOVA Chemicals has paid dividends on its common shares at the rate of $0.10 Canadian per quarter. In 2002, NOVA Chemicals paid $23 million in dividends on its common shares. There are currently no material contractual restrictions on NOVA Chemicals' ability to declare and pay dividends on its common shares. The declaration and payment of dividends is at the discretion of the Board of Directors of NOVA Chemicals, which will consider earnings, capital requirements, the financial condition of NOVA Chemicals and other relevant factors. It is, however, the Corporation's intention to retain most of its earnings to support current operations, further reduce debt and continue to pay dividends at historic levels.

Dividend Record

        NOVA Chemicals has paid the following dividends on common shares during the preceding three years:

		Dividends per share
		2002	2001	2000
Common Shares	Cdn.	$0.40	$0.40	$0.40

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        NOVA Chemicals' Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002 included in NOVA Chemicals' 2002 Annual Report is incorporated by reference into this Annual Information Form.

MARKET FOR SECURITIES

COMMON SHARES

        NOVA Chemicals' outstanding common shares are listed on the Toronto and New York stock exchanges.

        The closing price for NOVA Chemicals' common shares on the Toronto Stock Exchange on December 31, 2002 was Cdn. $28.89 and on March 4, 2003 was Cdn. $25.78. The closing price on the New York Stock Exchange on December 31, 2002 was $18.30 and on March 4, 2003 was $17.42.

PREFERRED SECURITIES

        NOVA Chemicals has preferred securities that are listed on the New York Stock Exchange. A principal amount of $382.5 million of these preferred securities are listed.

        NOVA Chemicals pays distributions on its preferred securities on a quarterly basis, at an annual rate of 9.5% on the $210 million of preferred securities due 2047 and 9.04% on the $172.5 million of preferred securities due 2048. NOVA Chemicals has the right to redeem the preferred securities at any time on or after October 22, 2003 and January 26, 2004, respectively. These distributions are tax deductible. NOVA Chemicals has the right, under certain circumstances, to elect to defer payment of distributions on the securities for up to 20 consecutive quarterly periods. No distributions have been deferred to date.

MANAGEMENT OF NOVA CHEMICALS

        As a group, and based on information provided to NOVA Chemicals by each director and executive officer, all directors and executive officers of NOVA Chemicals beneficially owned, directly or indirectly, or exercised control or direction over 836,030 common shares of NOVA Chemicals as at March 4, 2003, representing approximately .96% of the outstanding common shares.

DIRECTORS

        The following table and associated notes sets forth, in alphabetical order, the names of each director of NOVA Chemicals, their municipality of residence, their principal occupations during the five preceding years and the period during which each director has served as a director of NOVA Chemicals or its predecessors. The terms of office of all of the directors of NOVA Chemicals expire at the termination of the 2003 annual meeting, or until a successor is elected or appointed.

Name and Municipality of Residence	Period during which a director of NOVA Chemicals or its predecessor	Present principal occupation (including senior position currently held with NOVA Chemicals)(1)
JERALD ALLEN BLUMBERG Houston, Texas	Since February 15, 2000	Retired President and Chief Executive Officer, Ambar, Inc. (private oilfield services)
DR. FRANK PETER BOER Boynton Beach, Florida	Since February 21, 1991	President and Chief Executive Officer, Tiger Scientific Inc. (science and technology, consulting and investments)
JACQUES BOUGIE, O.C. Iles-des-Soeurs, Québec	Since June 14, 2001	Retired President and Chief Executive Officer, Alcan Inc. (international aluminum company)

JOANNE VANISH CREIGHTON South Hadley, Massachusetts	Since June 14, 2001	President and Professor of English, Mount Holyoke College (higher education)
ROBERT EMMET DINEEN, JR. New York, New York	Since July 2, 1998	Partner, Shearman & Sterling, Attorneys-at-Law
LOUIS YVES FORTIER, C.C., Q.C. Westmount, Québec	Since July 2, 1998	Chairman and Senior Partner, Ogilvy Renault, Barristers and Solicitors
KERRY LLOYD HAWKINS Winnipeg, Manitoba	Since July 2, 1998	President of Cargill Limited and Chief Executive Officer of Canadian Operations, Cargill Limited (grain handling, transportation and processing of agricultural products)
JEFFREY MARC LIPTON Sewickley, Pennsylvania	Since April 18, 1996	President and Chief Executive Officer, NOVA Chemicals
ARNOLD MARTIN LUDWICK Montréal, Québec	Since February 15, 2000	Retired Deputy Chairman, Claridge Inc. (investment holding company)
JAMES MALCOLM EDWARD NEWALL, O.C. Calgary, Alberta	Since August 13, 1991	Chairman of the Board, NOVA Chemicals
JANICE GAYE RENNIE, F.C.A. Edmonton, Alberta	Since April 23, 1991	Principal, Rennie and Associates (investment management)
JAMES MARK STANFORD Calgary, Alberta	Since December 3, 1999	President, Stanford Resource Management, Inc. (investment management)
JOSEPH DALE THOMPSON Edmonton, Alberta	Since July 2, 1998	Chairman, PCL Construction Group Inc. (general construction contractors)

EXECUTIVE OFFICERS

        The following table and associated notes sets forth, in alphabetical order, the names of each executive officer of NOVA Chemicals, their municipality of residence, their present positions within NOVA Chemicals and their principal occupations during the five preceding years.

Name and Municipality of Residence	Present principal occupation(1)
JEFFREY MARC LIPTON Sewickley, Pennsylvania	President and Chief Executive Officer
LAWRENCE ALLAN MACDONALD Crescent Township, Pennsylvania	Senior Vice President and Chief Financial Officer
JACK STEPHEN MUSTOE Sewickley, Pennsylvania	Senior Vice President, Legal and General Counsel
SHEILA HELEN O'BRIEN, C.M. Sewickley, Pennsylvania	Senior Vice President, Human Resources, Public Affairs, Government and Investor Relations
CHRISTOPHER DANIEL PAPPAS Sewickley, Pennsylvania	Senior Vice President and President, Styrenics

ALBERT TERENCE POOLE Pittsburgh, Pennsylvania	Executive Vice President, Corporate Strategy and Development
DALE HOWARD SPIESS Nevillewood, Pennsylvania	Senior Vice President and President, Olefins/Polyolefins
JOHN LAW WHEELER Pittsburgh, Pennsylvania	Senior Vice President and Chief Information Officer
Notes:
(1)	Information provided with respect to the principal occupation of each director and executive officer is based on information furnished to NOVA Chemicals. All of the above directors and executive officers have held their present principal occupations or held executive positions with the same or associated firms for the past five years, except as indicated below. Where used "NOVA" means NOVA Corporation as it existed before the Arrangement, or any predecessor.
	J. A. Blumberg	Prior to December 2000, President and Chief Executive Officer, Amber, Inc.;
	J. Bougie, O.C.	Prior to June 2001, President and Chief Executive Officer, Alcan Inc.;
	J. M. Lipton	Prior to July 1998, President, NOVA, and President and Chief Executive Officer, NOVA Chemicals Ltd.;
	A. M. Ludwick	Prior to December 2002, Deputy Chairman, Claridge Inc.; prior to December 1998, Vice President, The Seagram Company Ltd. and President and Chief Executive Officer, Claridge Inc.;
	L. A. MacDonald	Prior to October 2001, Senior Vice President, Manufacturing East, NOVA Chemicals; prior to March 1999, Senior Vice President, Corporate Development, NOVA Chemicals; prior to July 1998, Vice President, Chief Information Officer and Treasurer, NOVA;
	J. E. Newall, O.C.	Prior to July 1998, Vice Chairman and Chief Executive Officer, NOVA;
	S. H. O'Brien, C.M.	Prior to May 2001, Senior Vice President, Human Resources, Public Affairs and Investor Relations, NOVA Chemicals;
	C. D. Pappas	Prior to July 2000, President and Chief Executive Officer, Paints and Coatings.com; prior to March 2000, Commercial Vice President, DuPont-Dow Elastomers;
	A. T. Poole	Prior to May 15, 2000, Executive Vice President, Finance and Strategy, NOVA Chemicals; prior to July 1998, Senior Vice President and Chief Financial Officer, NOVA;
	J. G. Rennie F.C.A.	Prior to January 1999, President, Research Technology Management Inc.;
	D. H. Spiess	Prior to November 2001, Senior Vice President, Polyethylene Sales and Marketing, NOVA Chemicals;
	J. M. Stanford	Prior to January 2000, President and Chief Executive Officer, Petro-Canada;
	J. D. Thompson	Prior to July 1998, Chairman, President and Chief Executive Officer, PLC Construction Group Inc.;
	J. L. Wheeler	Prior to July 1998, Vice President, Business Systems, PolyGram Holding, Inc.

BOARD OF DIRECTORS

        The Board of Directors is responsible for managing the business and affairs of NOVA Chemicals. It establishes the overall policies and standards for NOVA Chemicals. The directors are kept informed of NOVA Chemicals' operations at meetings of the Board and its Committees and through reports and analyses prepared by and discussions with management.

        The Board of Directors meets on a regularly scheduled basis. In addition, communications between the directors and management occur apart from regularly scheduled Board and Committee meetings.

COMMITTEES OF THE BOARD OF DIRECTORS

        The Board of Directors has established four standing Committees and has delegated certain responsibilities to each of those Committees. Each Committee has been mandated to perform certain advisory functions, make recommendations and report to the Board.

        The Board of Directors of NOVA Chemicals does not have an Executive Committee. The four standing Committees of the Board of Directors are the Corporate Governance Commitee, the Audit, Finance and Risk Committe, the Human Resources Committee and the Public Policy and Responsible Care Committee. A brief summary of the Committee mandates follows.

        The Corporate Governance Committee of the Board is responsible for the composition, compensation and governance of the Board of Directors of NOVA Chemicals and recommends to the Board nominees for election or appointment to the Board. In addition, this Committee is responsible for maintaining an effective working relationship between the Board of Directors and management of NOVA Chemicals. The Corporate Governance Committee is composed of Messrs. Newall (Chairman), Blumberg, Bougie, Dineen, Fortier and Stanford.

        The Audit, Finance and Risk Committee of the Board reviews and inquires into matters affecting the financial reporting of NOVA Chemicals, the system of internal accounting and financial controls and procedures and NOVA Chemicals' financial audit procedures and plans; recommends the approval of the issuance of debt securities; oversees the policies and practices of NOVA Chemicals relating to risk management strategies; recommends to the Board of NOVA Chemicals the appointment and remuneration of the external auditors and approves the mandate and appointment of internal auditors; is responsible for the proper and orderly funding, administration and investment of the trust funds associated with NOVA Chemicals' savings and profit sharing plans and pension plans; and reviews with management and reports to the Board on the financing plans and objectives of NOVA Chemicals. The Audit, Finance and Risk Committee is composed of Messrs. Hawkins (Chairman), Dineen, Ludwick and Thompson and Ms. Rennie. In February 1999 the Blue Ribbon Committee issued a report on Improving the Effectiveness of Corporate Audit Committees. In December 1999 the Securities and Exchange Commission ("SEC") and the Auditing Standards Board adopted rules in response to the Blue Ribbon Committee's recommendations. The Audit, Finance and Risk Committee is aligned with these rules.

        Throughout 2000 and early 2003, the SEC adopted additional rules with respect to corporate governance. The Board has determined that Mr. Ludwick and Ms. Rennie are "audit committee financial experts" as defined by the SEC, are independent from management as described in Item 7(d)(3)(iv) of Schedule 14A of the Securities and Exchange Act and are "unrelated" as that term is defined in the Toronto Stock Exchange ("TSX") Corporate Governance Guidelines, including the TSX proposed amendments published in April 2002 and November 2002 (the "TSX Proposals").

        The TSX Proposals include a new guideline that all members of a corporation's audit committee should be financially literate and at least one member should have accounting or related financial expertise. Under the TSX suggested definitions of "financial literacy" and "accounting or related financial expertise", all of the Audit, Finance and Risk Committee members are financially literate and each of Mr. Ludwick and Ms. Rennie have financial expertise.

        The Human Resources Committee of the Board is responsible for overseeing policies and practices of NOVA Chemicals with respect to its human resources. The Committee reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation. The Committee recommends to the Board the goals and objectives used to determine executive leadership compensation, evaluates the executive leadership team's performance and makes recommendations to the Board with respect to awards under the Management Incentive Plan and the Option Plan and is responsible for the proper and orderly administration of NOVA Chemicals' savings and profit sharing plans and pension plans, other than matters relating to the funding and investment of the plans' trust funds. The Human Resources Committee is composed of Messrs Stanford (Chairman), Blumberg, Hawkins, Dr. Boer and Ms. Creighton.

        The Public Policy and Responsible Care Committee of the Board is responsible for overseeing the policies and practices of NOVA Chemicals relating to its Responsible Care audit and the environment, occupational health and safety, communications, corporate contributions, public policy matters and NOVA Chemicals' relationships with all of its stakeholders. The Public Policy and Responsible Care Committee is composed of Dr. Boer (Chairman), Messrs. Bougie, Fortier, Ludwick and Thompson and Mmes. Creighton and Rennie.

        In December 1996, a Technology Advisory Committee was created to advise NOVA Chemicals on its research strategy. The Technology Advisory Committee consists of two directors of NOVA Chemicals, Dr. Boer and Mr. Blumberg (Co-chairs); Mr. Christopher D. Pappas, Senior Vice President and President, Styrenics of NOVA Chemicals; Mr. Paul Clark (Co-chair), Vice President, Research and Technology of NOVA Chemicals; Mr. Gerry Dyer, retired Research and Development Director, DuPont Canada Inc.; and three world-class research scientists, Dr. Musa Kamal, Professor, McGill University, Dr. Kurt Zilm, Professor, Yale University and Dr. Robert Waymouth, Professor, Stanford University.

ADDITIONAL INFORMATION

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of NOVA Chemicals' securities, options to purchase securities and interests of insiders in material transactions, is contained in NOVA Chemicals' Management Information Circular with respect to the 2003 Annual Meeting of Shareholders.

        Additional financial information is provided in the 2002 audited comparative Consolidated Financial Statements, together with the auditors' report thereon, included in NOVA Chemicals' 2002 Annual Report.

        A copy of NOVA Chemicals' 2002 Annual Report and its Management Information Circular referred to above, as well as additional copies of this Annual Information Form and of any subsequent interim financial statements of NOVA Chemicals, may be obtained by any person without charge by writing to:

    NOVA Chemicals Corporation
    P.O. Box 2518
    Postal Station M
    Calgary, Alberta
    T2P 5C6

    Attention: Corporate Secretary

        Copies of any other documents not referred to above that are incorporated by reference into a preliminary short form prospectus or a short form prospectus of NOVA Chemicals when the securities of NOVA Chemicals are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus filed in respect of such distribution may also be obtained by any person without charge by writing to the Corporate Secretary at the above-noted address.

2002 CONSOLIDATED FINANCIAL REPORT

SELECTED QUARTERLY FINANCIAL INFORMATION

THREE MONTHS ENDED (UNAUDITED; MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2002				2001
	MAR 31	JUNE 30	SEPT 30	DEC 31	MAR 31	JUNE 30	SEPT 30	DEC 31
OPERATING RESULTS
Revenue	$662	777	806	846	$964	833	743	654
Operating income (loss)	$(53)	1	(1)	(18)	$(4)	(11)	(80)	(100)
Net income (loss)	$(23)	(14)	(5)	(39)	$24	3	(57)	(98)
Earnings (loss) per share
– Basic	$(0.35)	(0.25)	(0.14)	(0.56)	$0.18	(0.07)	(0.76)	(1.23)
– Diluted	$(0.35)	(0.25)	(0.14)	(0.56)	$0.17	(0.07)	(0.76)	(1.23)
Weighted-average common shares outstanding (millions)	86.0	86.3	86.4	86.5	84.9	85.3	85.7	85.7

CONSOLIDATED SIX - YEAR REVIEW

	(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS, RATIOS AND MISCELLANEOUS DATA)(1)	2002	2001	2000	1999	1998	1997

	OPERATING RESULTS
	Revenue	$3,091	3,194	3,916	2,808	2,075	2,285
	Operating income (loss)	$(71)	(195)	414	305	103	229
	Net income (loss)	$(81)	(128)	302	253	18	111
	Total assets	$4,154	4,359	4,754	4,559	3,580	2,687
	CAPITALIZATION
	Current bank loans	$3	14	28	—	—	57
	Long-term debt(2)	1,212	1,508	1,423	1,525	1,297	726
	Shareholders’ equity(3)	1,561	1,614	1,926	1,964	1,512	1,173
	Total capitalization	$2,776	3,136	3,377	3,489	2,809	1,956
	CASH FLOW DATA
	Plant, property and equipment additions	$71	168	440	620	367	223
	Cash from operations	$359	278	351	395	198	227
	Net debt additions (repayments)(4)	$(307)	68	(72)	219	502	23
	SUPPLEMENTAL EARNINGS MEASURES
	Net income (loss) to common shareholders before unusual items(5)	$(106)	(202)	287	124	28	152
	Net income (loss) to common shareholders after unusual items	$(112)	(161)	266	217	16	111
	DATA PER COMMON SHARE(6)
	Earnings (loss) before unusual items(5)
	– Basic	$(1.24)	(2.37)	3.23	1.34	0.30	1.65
	– Diluted	$(1.24)	(2.37)	3.06	1.32	0.30	1.65
	Earnings (loss) after unusual items
	– Basic	$(1.30)	(1.88)	3.00	2.35	0.17	1.21
	– Diluted	$(1.30)	(1.88)	2.84	2.26	0.17	1.21
	Common shareholders’ equity at year-end(3)(7)	$12.40	13.05	16.52	15.58	12.96	12.75
	RATIOS
	Return on average common equity(8)	(10.4)%	(16.5)%	21.2%	9.9%	2.3%	12.2%
	Debt to total capitalization(4)	43.8%	48.5%	42.9%	43.7%	46.2%	40.0%
	Funds flow coverage of financial charges(9)	2.7x	1.7x	6.0x	4.2x	3.6x	5.3x
	MISCELLANEOUS DATA
	Employees at year-end(10)	4,300	4,600	4,700	4,700	4,200	3,400
Closing share price(11)	TSX (Cdn$)	28.89	30.75	28.10	28.25	20.00	N/A
	NYSE (U.S.$)	18.30	19.27	18.81	19.31	13.06	N/A

(1)                 For all periods prior to July 2, 1998, Canadian dollar amounts have been restated in U.S. dollars using an exchange rate of $1.00 Canadian = U.S. $0.68.

(2)                 Includes current portion of long-term debt.

(3)                 1997 is net of advances to parent and affiliates.

(4)                 Includes current bank loans.

(5)                 Unusual items were $(6) million in 2002, $41 million in 2001, $(21) million in 2000 (see page 53 of the Management Discussion and Analysis for a complete listing). Unusual items were $93 million in 1999 ($(12) million–restructuring charge, $(60) million–loss on hedges, $(19) million– NOVA Chemicals’ share of a Methanex restructuring charge, and $184 million–gain on sale of Dynegy Inc. preferred shares), $(12) million in 1998–restructuring charge, $(41) million in 1997 ($(39) million– NOVA Chemicals’ shares of a Dynegy Inc. restructuring charge and $(2) million–other).

(6)                 86 million weighted-average common shares outstanding in 2002 (85 million in 2001, 89 million in 2000, 93 million in 1999, and 92 million in all other comparative periods).

(7)                 1998 to 2002, inclusive, assume the retractable preferred shares were exchanged for 8.5 million common shares.

(8)                 Net income (loss) to common shareholders before unusual items divided by average common equity (excluding preferred securities and retractable preferred shares). 1997 average common equity is net of advances to parent and affiliates.

(9)                 Funds from operations plus interest expense (net) less interest income divided by gross interest expense.

(10)             1999 includes the addition of Shell employees; 1998 includes the addition of Huntsman employees.

(11)             NOVA Chemicals was launched as an independent publicly traded company on July 2, 1998. As a result, no comparable share price information is available prior to that date.

MANAGEMENT’S REPORT

To the Shareholders of NOVA Chemicals Corporation

The consolidated financial statements and other financial information included in this annual report have been prepared by management. It is management’s responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The code of ethics can be viewed on NOVA Chemicals’ website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals’ operations are conducted in conformity with the law and with a high standard of business conduct.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit, Finance and Risk Committee. The Committee, which consists solely of non-management directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters, and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit, Finance and Risk Committee. The Committee also recommends a firm of external auditors to be appointed by the shareholders.

Jeffrey M. Lipton	Larry A. MacDonald
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 4, 2003
Calgary, Canada

AUDITORS’ REPORT

To the Shareholders of NOVA Chemicals Corporation

We have audited the consolidated balance sheets of NOVA Chemicals Corporation as at December 31, 2002, 2001, and 2000 and the consolidated statements of income (loss) and reinvested earnings and cash flow for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2002, 2001, and 2000 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

March 4, 2003
Calgary, Canada

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND REINVESTED EARNINGS

YEAR ENDED DECEMBER 31 (MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2002	2001	2000
REVENUE	$3,091	$3,194	$3,916
Feedstock and operating costs	2,661	2,901	2,960
Depreciation and amortization	266	230	188
Selling, general and administrative	176	191	197
Research and development	39	40	39
Restructuring charges (Note 16)	20	27	118
	3,162	3,389	3,502
Operating income (loss)	(71)	(195)	414
Interest expense (net) (Notes 4 and 9)	(87)	(88)	(45)
Equity in earnings of affiliates (Note 6)	5	14	32
Other gains (Note 17)	59	58	32
	(23)	(16)	19
Income (loss) before income taxes	(94)	(211)	433
Income tax recovery (expense) (Note 18)	13	83	(131)
NET INCOME (LOSS)	$(81)	$(128)	$302
Reinvested earnings, beginning of year	740	924	814
Repurchased shares (Note 13)	—	—	(109)
Change in accounting policy (Note 2)	—	—	(24)
Common share dividends	(23)	(23)	(23)
Preferred securities dividends and distributions	(31)	(33)	(36)
Reinvested earnings, end of year	$605	$740	$924
Weighted-average number of common shares outstanding (millions)	86	85	89
Earnings (loss) per common share (Note 13)
– Basic	$(1.30)	$(1.88)	$3.00
– Diluted	$(1.30)	$(1.88)	$2.84

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31 (MILLIONS OF U.S. DOLLARS)	2002	2001	2000
ASSETS
Current assets
Cash and cash equivalents	$14	$10	$27
Accounts receivable (Note 4)	249	362	451
Inventories (Note 5)	321	279	533
	584	651	1,011
Investments and other assets (Note 6)	537	549	447
Plant, property and equipment, net (Note 7)	3,033	3,159	3,296
	$4,154	$4,359	$4,754
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans	$3	$14	$28
Accounts payable and accrued liabilities (Note 8)	562	437	617
Long-term debt installments due within one year (Note 9)	1	186	17
	566	637	662
Long-term debt (Note 9)	1,211	1,322	1,406
Deferred credits (Note 10)	816	786	760
	2,593	2,745	2,828
Contingencies and commitments (Notes 9, 11, 21 and 23)

SHAREHOLDERS’ EQUITY
Preferred securities (Note 11)	383	383	383
Retractable preferred shares (Note 12)	198	198	198
Common shares (Note 13)	484	472	460
Cumulative translation adjustment	(109)	(179)	(39)
Reinvested earnings	605	740	924
	1,561	1,614	1,926
	$4,154	$4,359	$4,754

See accompanying Notes to Consolidated Financial Statements.

Kerry L. Hawkins, Director	Jeffrey M. Lipton, Director

CONSOLIDATED STATEMENTS OF CASH FLOW

YEAR ENDED DECEMBER 31 (MILLIONS OF U.S. DOLLARS)	2002	2001	2000
OPERATING ACTIVITIES
Net income (loss)	$(81)	$(128)	$302
Depreciation and amortization	266	230	188
Future income taxes (recovery) (Note 18)	8	(4)	93
Other (gains) losses (net of current tax)	(39)	—	60
Equity in earnings of affiliates	(5)	(14)	(32)
Methanex dividends received	4	—	—
Asset write-downs	—	10	—
Funds from operations	153	94	611
Changes in non-cash working capital (Note 19)	206	184	(260)
Cash from operations	359	278	351
INVESTING ACTIVITIES
Proceeds on sales of assets and investments	82	—	741
Shell acquisition (Note 3)	—	—	(212)
Plant, property and equipment additions	(71)	(168)	(440)
Turnaround costs, long-term investments and other assets	(18)	(156)	(8)
Changes in non-cash working capital (Note 19)	—	(16)	(186)
	(7)	(340)	(105)
FINANCING ACTIVITIES
Increase (decrease) in current bank loans	(11)	(14)	28
Proceeds on liquidation of swap positions	13	27	—
Long-term debt additions	—	302	170
Long-term debt repayments	(2)	(61)	(385)
Increase (decrease) in revolving debt	(294)	(159)	115
Preferred securities dividends and distributions	(31)	(33)	(36)
Common shares issued	11	12	4
Common shares repurchased	—	—	(150)
Common share dividends	(23)	(23)	(23)
Changes in non-cash working capital (Note 19)	(11)	(6)	(1)
	(348)	45	(278)
Increase (decrease) in cash and cash equivalents	4	(17)	(32)
Cash and cash equivalents, beginning of year	10	27	59
Cash and cash equivalents, end of year	$14	$10	$27

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in U.S. dollars, unless otherwise noted)

1.             BASIS OF PRESENTATION

NOVA Chemicals is incorporated under the laws of Alberta, Canada. Where used in these financial statements, “NOVA Chemicals” or “the Corporation” means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The consolidated financial statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures.

These consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 24, “United States Generally Accepted Accounting Principles.”

The Corporation measures and reports its consolidated financial statements in U.S. dollars.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Changes in Accounting Policies

On January 1, 2002, NOVA Chemicals adopted the following new accounting standards as prescribed by the Canadian Institute of Chartered Accountants (CICA), which had no significant effect on the Corporation’s financial position or results of operations.

Stock-based Compensation and Other Stock-based Payments - The new recommendations encourage, but do not require, the use of a fair-value based method to account for stock-based awards granted to employees. The Corporation has chosen not to apply the fair-value method of accounting and continues to utilize the intrinsic-value method of accounting for stock options where compensation expense, if any, is measured based on the excess of the market price of the stock over the option’s exercise price on the date of grant. As options are generally granted at the market price on the date of grant, no compensation cost results. When the fair-value based method is not used, pro forma disclosures must be provided as if compensation cost had been measured using the fair-value method. These disclosures are provided in Note 14.

Under NOVA Chemicals’ equity appreciation plan, units are redeemable for cash. Accordingly, compensation cost is measured as the excess of the quoted market value of the Corporation’s common shares over the redemption price of the units and recognized in income based on vesting provisions.

Foreign Currency Translation - The new recommendations regarding accounting for foreign currency translation eliminated the deferral and amortization of unrealized translation gains and losses on foreign denominated monetary items with a fixed life. NOVA Chemicals’ foreign denominated monetary items with a fixed life are primarily Canadian denominated debt. As the debt is designated as a partial hedge of the Corporation’s Canadian assets, the resulting unrealized foreign exchange gains or losses are deferred in a separate component of shareholders’ equity entitled “cumulative translation adjustment.”

Goodwill and Other Intangible Assets - The new recommendations regarding accounting for goodwill and other intangible assets require that new and existing goodwill and indefinite life intangible assets be tested annually for impairment, and not be subject to amortization. Intangible assets with a finite useful life are subject to amortization over their useful life. NOVA Chemicals’ prior business combinations have not resulted in any goodwill being recorded and the Corporation’s intangible assets are primarily comprised of patents with finite useful lives.

Cost of Service

Under the terms of certain sales agreements, the Corporation sells ethylene on a take-or-pay basis, for a price determined by a cost-of-service formula that includes the cost of fuel and feedstock, operating expenses, depreciation, income taxes, return on capital and realized foreign exchange gains or losses in respect of debt service. The return on capital includes a 20% after-tax return on equity based on a deemed debt to equity ratio.

Cash and Cash Equivalents

Short-term investments extending not greater than 30 days are considered to be cash equivalents, and are recorded at cost, which approximates current market value.

Foreign Currency Translation

The Corporation’s foreign operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Resulting translation gains or losses are deferred in the cumulative translation adjustment account until there is a realized reduction of the investment in the foreign operations.

NOVA Chemicals’ foreign denominated monetary items, principally Canadian denominated debt, are translated at the current rate of exchange and the resulting unrealized foreign exchange gains or losses are deferred in the cumulative translation adjustment account as the Canadian dollar debt is designated as a partial hedge of the Corporation’s Canadian assets.

Hedging Activities

The Corporation sells petrochemical products at prices denominated in various currencies, purchases energy commodities, invests in foreign operations and issues short and long-term debt, including amounts in foreign currencies. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices and interest rates. NOVA Chemicals manages these exposures by entering into contractual arrangements (derivatives), which reduce (hedge) the exposure by creating offsetting positions. Derivative instruments are used only for hedging purposes and are linked to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. They are not utilized for trading or speculative purposes.

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation manages its exposure to fluctuations in these exchange rates by using forward exchange contracts. Gains or losses realized on settlement of the forward exchange contracts are recognized in income in the same period as the related expenditures.

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. Gains or losses realized on the settlement of commodity-based instruments are recognized in income in the same period as the related revenues or expenditures.

NOVA Chemicals periodically enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based. The amounts paid or received are recorded as an adjustment to interest expense on the hedged debt instrument.

Gains or losses on termination or liquidation of derivative instruments are deferred as current or non-current assets or liabilities on the balance sheet, as appropriate, and are amortized to income in the period in which the underlying hedged transaction is recognized.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis with no allocation of fixed production overhead.

Investments

Investments in affiliates, over which the Corporation exercises significant influence, but not control, are accounted for by the equity method. Under this method, the investment is carried at cost plus the related share of undistributed earnings, less dividends received. Other investments, except investments in joint ventures, are carried at cost.

Joint Ventures

NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under the proportionate consolidation method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro rata share of the joint venture’s assets, liabilities, revenues, expenses and cash flows.

Plant, Property and Equipment (PP&E)

NOVA Chemicals’ PP&E consists primarily of manufacturing equipment, land and buildings for producing petrochemicals. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

The Corporation periodically reviews the carrying value of PP&E for impairment when circumstances indicate an asset’s value may not be recoverable. If it is determined that an asset’s undiscounted cash flows are less than its carrying value, the asset is written down to its net realizable value.

Future removal and site restoration costs are provided for on a straight-line basis over the expected remaining economic lives of the assets.

Depreciation

Plant and equipment are depreciated on a straight-line basis at annual rates ranging from 3% to 40%. These rates are designed to write the assets off over their estimated useful lives. The Alberta ethylene plants and the hydrogen plant are depreciated over the lives of the related sales agreements.

Deferred Start-Up Costs

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date of commercial service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized over a five-year period, commencing on the date of commercial service.

Income Taxes

Cost-of-service activities operate under billing structures that allow NOVA Chemicals to recover related income tax costs from customers based on the taxes payable method. NOVA Chemicals records income tax expense on these operations equal to recoverable amounts.

For non-cost-of-service operations, effective January 1, 2000, the liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Under the liability method, future income taxes are also provided on the difference between the accounting and tax basis of equity investments. One of these differences results from recording equity earnings for accounting purposes. Accordingly, income tax expense is provided on equity earnings.

The effect, on January 1, 2000, of adopting the liability method was to increase the carrying value of plant, property and equipment and future income tax liabilities by $297 million and $353 million, respectively, and to reduce shareholders’ equity by $56 million.

Employee Future Benefits

On January 1, 2000, NOVA Chemicals adopted the CICA recommendations regarding accounting for employee future benefits, which required that assets be measured at fair value and liabilities be measured at market discount rates. The accounting change resulted in a $51 million increase in a net employee future benefit asset that will be amortized as a reduction to pension and post-retirement expense over the estimated average remaining service lifetime of the employee group (EARSL).

Pension Plans ~ NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as the employees provide services. Adjustments arising from plan amendments and changes in assumptions are amortized on a straight-line basis over EARSL. Adjustments arising from experience gains and losses are amortized over EARSL when they exceed 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. For purposes of calculating the expected return on plan assets, pension assets are revalued at fair value.

The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with plan agreements.

Post-Retirement Benefits Other Than Pensions ~ In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide services.

Deferred Share Unit Plans

Units issued under the Plans are calculated based on annual management incentive awards or director fees. The cost of the units earned is expensed as employees and directors provide services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals’ common stock value are amortized on a straight-line basis over the estimated average remaining service lifetime of individuals participating in the Plans.

Earnings Per Share

The treasury stock method, adopted on January 1, 2001, is used to calculate diluted earnings per share. Under this method, the incremental number of common shares outstanding for the diluted earnings per share calculation is determined assuming that the proceeds from exercise of dilutive options are used to repurchase common shares at the average market price during the period.

Securitizations

Securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser. Transactions recorded in this manner result in the removal of the sold assets from the Corporation’s balance sheet. Costs associated with securitization transactions, net of servicing fees, are reflected with interest expense.

Revenue Recognition

The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement, title and risk of loss have been transferred, and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

Research and Development

Costs associated with research and development activities are expensed as incurred.

Measurement Uncertainty

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, currency exchange rates, interest rates, changes in economic conditions and regulatory changes.

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.            ACQUISITION

On January 31, 2000, the Corporation acquired Royal Dutch/Shell’s European polystyrene operations (Shell) for $185 million plus working capital of $27 million.

The acquisition was accounted for using the purchase method, with the purchase price and related costs allocated as follows:

(MILLIONS OF DOLLARS)	2000
Net assets acquired at assigned values
Net current assets	$27
Plant, property and equipment	210
Other assets	11
$248
Cash consideration	$212
Transaction and integration costs	36
$248

4.            ACCOUNTS RECEIVABLE

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Trade	$173	$154	$262
Other	53	74	133
Allowance for doubtful accounts(1)	(8)	(13)	(10)
	218	215	385
Income taxes receivable	31	147	66
	$249	$362	$451

(1)              The Corporation’s special purpose entity maintains an allowance for doubtful accounts of $5 million at December 31, 2002 (2001 and 2000 – $10 million) related to securitized trade receivables.

Accounts Receivable Securitizations

The Corporation sells undivided interests in certain trade accounts receivable pursuant to revolving securitization transactions in which servicing responsibilities are retained. The receivables are sold at a discount approximating the purchasers’ financing cost of issuing commercial paper backed by the accounts receivable. The sale of receivables is reflected as a reduction of accounts receivable and as operating cash flows. As collections reduce previously sold interests, new accounts receivable are sold, to a maximum amount equal to the lesser of eligible receivables or $195 million. Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts taken by customers, rebates and other non-cash reductions). The current securitization agreements expire September 23, 2003 and are renewable for a further one-year term.

Information regarding the Corporation’s securitization programs is as follows:

DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)	2002	2001	2000
Amount sold at end of year(1)	$163	$154	$195
Loss, dilution and other reserves (as a% of eligible accounts receivable)	17%	16%	7%
Interest expense, net of servicing fees	$4	$7	$11

(1)              At December 31, 2002, $11 million (2001–$24 million and 2000–$nil) is reflected in accrued liabilities as amounts repayable under the facility due to decreases in accounts receivable balances (see Note 8).

One of the Corporation’s securitization transactions involves the use of a special purpose entity (SPE). Information regarding the cash flows between the Corporation and the SPE are as follows:

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Repayment of securitization proceeds	$(6)	$(26)	$—
Proceeds from collections reinvested in revolving period securitizations(1)	$1,289	$1,410	$1,562
Servicing fees received	$2	$2	$2
Other cash flows received	$74	$48	$153

(1)              Collections received by the SPE on accounts receivable previously sold are used to purchase interests in new accounts receivable.

5.           INVENTORIES

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Materials and supplies	$39	$38	$38
Raw materials	121	93	172
Finished goods	161	148	323
	$321	$279	$533

6.           INVESTMENTS AND OTHER ASSETS

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002		2001		2000
	INVESTMENT	EQUITY EARNINGS	INVESTMENT	EQUITY EARNINGS	INVESTMENT	EQUITY EARNINGS
Methanex Corporation(1)(2)	$399	$5	$397	$14	$400	$32
Other investments(3)	27	—	17	—	17	—
Other assets(4)	111	—	135	—	30	—
	$537	$5	$549	$14	$447	$32

(1)	Equity earnings includes a $33 million before-tax charge (2001–$3 million and 2000–$nil) representing NOVA Chemicals’ share of Methanex’s restructuring charges.
(2)	Dividends received of $4 million (2001 and 2000–$nil) are recorded as a reduction in the Corporation’s investment.
(3)	Includes an investment of $15 million in a special purpose entity with respect to the accounts receivable securitization program described in Note 4.
(4)	See schedule on the following page.

Methanex Corporation

In 2002, Methanex completed a normal course issuer bid for repurchase of up to 10% of its outstanding common shares. NOVA Chemicals did not tender any of its shares and as a result, the Corporation’s holding in Methanex rose to 37.4% at December 31, 2002 (2001–35.8% and 2000–29.2%). The market value of NOVA Chemicals’ investment in Methanex shares at December 31, 2002 was approximately $393 million (2001– $260 million and 2000– $302 million). After deducting future income taxes of $33 million, the book value of NOVA Chemicals’ net investment in Methanex was $366 million on December 31, 2002.

The following is summarized financial information for Methanex:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Revenue	$1,009	$1,149	$1,061
Operating expenses and depreciation	$850	$1,024	$866
Net income(1)	$26	$71	$145

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Current assets	$754	$576	$664
Plant, property, and equipment and other assets	1,065	1,117	1,140
Current liabilities	(142)	(265)	(137)
Long-term liabilities	(773)	(493)	(622)
Shareholders’ equity	$904	$935	$1,045

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Cash inflows (outflows) from:
Operating activities	$190	$376	$216
Financing activities	$70	$(188)	$(78)
Investing activities	$(171)	$(83)	$(63)

(1)	2002 includes an $86 million asset restructuring charge (2001–$11 million and 2000–$nil).

Purchase Price Excess

The cost of the Corporation’s investment in Methanex exceeded its share of the underlying net book value at acquisition date. Purchase price excess is recorded as part of the cost of the investment and is amortized over twenty years. Amortization expense was $5 million in 2002 (2001 – $6 million and 2000 – $8 million). At December 31, 2002, the unamortized purchase price excess was $58 million after consideration of Methanex’s share buy-back programs (2001 – $64 million and 2000 – $81 million).

Other Assets

Other assets are comprised of the following:

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Restricted cash on retractable preferred shares (Note 12)	$45	$78	$—
Deferred debt issue costs(1)	17	16	8
Deferred start-up costs(2)	14	18	—
Other	35	23	22
	$111	$135	$30

(1)	Debt issue costs are amortized on a straight-line basis over the terms of the related debt instruments.
(2)

Start-up costs consist of the unamortized portion of operating costs, net of incidental revenues, incurred during the pre-operating period on constructed assets, which were deferred until commercial production levels were achieved in 2001.

Petrochemical Joint Ventures

NOVA Chemicals owns a 50% interest in an ethylene plant and a 20% interest in a cogeneration facility located at Joffre, Alberta. In addition, the Corporation has a 50% interest in the Fort Saskatchewan Ethylene Storage Limited Partnership and a 33.3% interest in an ethane gathering system in Alberta.

The following is summarized financial information for NOVA Chemicals’ interests in these joint ventures, which the Corporation reports on a line-by-line basis in its accounts:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Revenue	$171	$144	$61
Operating expenses, depreciation and income taxes	(161)	(138)	(48)
Net income	$10	$6	$13

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Current assets	$21	$20	$31
Plant, property and equipment and other assets	489	514	562
Current liabilities	(22)	(25)	(37)
Long-term liabilities	(28)	(28)	(24)
Venturers’ equity	$460	$481	$532

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Cash inflows (outflows) from:
Operating activities	$34	$31	$19
Financing activities	$(1)	$2	$2
Investing activities	$(8)	$(14)	$(91)

NOVA Chemicals also owned a 20% interest in the Cochin Pipeline, which was sold in January 2002 for cash proceeds of $64 million, resulting in an after-tax gain of $36 million.

7.          PLANT, PROPERTY AND EQUIPMENT

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Plant and equipment	$4,847	$4,818	$4,218
Land	32	33	31
Under construction	55	85	702
	4,934	4,936	4,951
Accumulated depreciation	(1,901)	(1,777)	(1,655)
Net book value	$3,033	$3,159	$3,296

During 2002, the Corporation sold and leased back certain buildings for total proceeds of $13 million, resulting in an after-tax gain of $3 million. The gain realized on the sale has been deferred and is being amortized to income over the term of the lease, which is 18 years.

8.           ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Accounts payable
Trade	$350	$241	$351
Other	25	20	31
	375	261	382
Accrued liabilities
Interest	22	21	23
Accounts receivable securitization programs(1)	11	24	—
Deferred credit on hedges of former economic exposures(2)	3	16	37
Site clean-up and restoration	3	3	4
Dividends	6	7	13
Deferred hedging gains(3)	8	—	—
Other	134	105	158
	187	176	235
	$562	$437	$617

(1)	Represents amounts repayable pursuant to the Corporation’s accounts receivable securitization programs (see Note 4).
(2)	Represents the portion of deferred credit on hedges of former economic exposures maturing within one year (see Notes 10 and 23).
(3)	Represents the portion of deferred gains realized on liquidation of natural gas option positions to be recognized within one year (see Notes 10 and 23).

9.           LONG-TERM DEBT

DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)		2002		2001		2000
	MATURITY	DEBT	AVERAGE YEAR-END INTEREST RATE(1)	DEBT	AVERAGE YEAR-END INTEREST RATE(1)	DEBT	AVERAGE YEAR-END INTEREST RATE
Unsecured debentures and notes	2005 to 2028	$633	7.3%	$632	7.3%	$642	7.4%
Unsecured loans	2004	—	—	295	2.9%	454	6.1%
Medium-term notes	2006 to 2009	550	6.0%	550	3.7%	250	7.4%
Other unsecured debt	2004 to 2020	29	6.2%	31	6.3%	77	7.5%
		1,212		1,508		1,423
Less installments due within one year		(1)		(186)		(17)
		$1,211		$1,322		$1,406

(1)              Average year-end interest rates include the effects of interest rate swaps (see Note 23).

Unsecured Debentures and Notes

These debentures and notes are unsecured borrowings which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation. Terms of the outstanding unsecured debentures and notes are as follows:

DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)		2002	2001	2000
MATURITY	STATED INTEREST RATE	DEBT	DEBT	DEBT
2005(1)	7.0%	$100	$100	$100
2010(2)	7.85%	158	157	167
2025(3)	7.875%	100	100	100
2026(4)	7.0%	150	150	150
2028(5)	7.25%	125	125	125
		$633	$632	$642

(1)	Not callable by the Corporation or redeemable by the holders prior to maturity.
(2)	$250 million Canadian; callable at the option of the Corporation at any time.
(3)	Callable at the option of the Corporation on or after September 15, 2005.
(4)	Redeemable at the option of the holders on August 15, 2003.
(5)	Redeemable at the option of the holders on August 15, 2008.

Unsecured Loans

The Corporation has a committed credit facility from a syndicate of Canadian and U.S. banks. The facility provides for a floating rate revolving line of credit and the issuance of letters of credit, to a maximum of $310 million. The facility expires in April 2004 and is renewable, in April 2003, for a further 364-day period extending to April 2005. If not renewed in April 2003, the credit facility expires in April 2004. Obligations under the credit facility rank pari passu with all other unsecured and unsubordinated debt of the Corporation.

At December 31, 2002 NOVA Chemicals was in compliance with all required financial covenants under the credit facility.

Medium-Term Notes

The notes are unsecured borrowings ranking pari passu with all other unsecured and unsubordi-nated debt of the Corporation. The $300 million 7% notes are due in May 2006 and are not callable by the Corporation or redeemable by the holders prior to maturity. The $250 million 7.4% notes are due in April 2009 and are callable by the Corporation at any time.

Repayment Requirements

Repayment requirements in respect of long-term debt are as follows:

(MILLIONS OF DOLLARS)
2003	$1
2004	—
2005	102
2006	302
2007	2
Thereafter	805
$1,212

Interest Expense

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Interest on long-term debt	$80	$96	$98
Interest on bank loans and securitizations	5	8	10
Other	5	4	2
Gross interest expense	90	108	110
Interest capitalized during plant construction	—	(18)	(59)
Interest income	(3)	(2)	(6)
Interest expense (net)	$87	$88	$45

10.       DEFERRED CREDITS

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Future income taxes (Notes 2 and 18)	$611	$615	$601
Pension and post-retirement benefit obligations	92	83	68
Deferred hedging gains(1)	40	24	—
Site clean-up and restoration	27	26	31
Deferred share unit plan obligations	16	13	8
Deferred credit on hedges of former economic exposures(2)	—	3	20
Other	30	22	32
	$816	$786	$760

(1)              Represents the long-term portion of deferred gains realized on liquidation of natural gas option positions (2002–$9 million; 2001 and 2000–$nil) and fixed for floating interest rate swaps (2002–$31 million; 2001 $24–million and 2000–$nil) (see Notes 8 and 23).

(2)              Represents the long-term portion of deferred credit on hedges of former economic exposures (see Notes 8 and 23).

11.       PREFERRED SECURITIES

On January 26, 1999 and October 22, 1998, NOVA Chemicals issued $172.5 million and $210 million of preferred securities due March 31, 2048 and December 31, 2047, respectively. The securities are callable by the Corporation at any time on or after January 26, 2004 and October 22, 2003, respectively.

Distributions on these securities are payable at annual rates of 9.04% and 9.50%, respectively, and are deductible for tax purposes by the Corporation. The after-tax distributions are charged to reinvested earnings. The Corporation may, subject to certain conditions, elect to defer distributions for a period of up to 20 consecutive quarters. No distributions relating to the securities have been deferred to date.

The Corporation may elect to pay the maturity amount, the redemption amount and the deferred distributions by delivering to a trustee, preferred shares, common shares or other equity securities of NOVA Chemicals. The trustee would then sell the delivered securities and pay cash to the holders of the preferred securities. The principal amount has been classified as equity as the Corporation has the unrestricted ability to settle the amount by issuing its own equity securities.

12. RETRACTABLE PREFERRED SHARES

In connection with the acquisition of styrenics assets from Huntsman Corporation on December 31, 1998, a subsidiary of the Corporation issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares have the right to exchange the shares (a “retraction”) for NOVA Chemicals common shares (plus preferred shares if the market value of such common shares is less than $198 million).

During 2001 and 2002, certain changes were made to the terms of the retractable preferred shares and related stockholder agreements giving the Corporation the right to call the retractable preferred shares on or after December 15, 2001. These changes effectively provide the Corporation with the right to repurchase the retractable preferred shares prior to any retraction into NOVA Chemicals common shares. If the Corporation does not exercise its repurchase rights prior to October 1, 2003, the market-based exchange rate at which the retractable preferred shares may be retracted into NOVA Chemicals common shares (and, accordingly, the effective price at which the common shares would be issued) will be fixed on that date. The number of NOVA Chemicals common shares issuable upon a retraction remains limited to a maximum of 8.5 million shares with the balance of the obligation, if any, met through the issuance of NOVA Chemicals preferred shares. The dividend rate on the retractable preferred shares is 2% per year.

Coincident with making the above changes, NOVA Chemicals entered into a total return swap, which terminates on October 1, 2003, with respect to the retractable preferred shares. Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the retractable preferred shares (dividends plus positive changes in equity value of the preferred shares, capped at $191 million until termination or sale at which time any such positive changes are not capped) and (ii) NOVA Chemicals pays the counterparty a spread to LIBOR as well as any negative changes in the equity value of the retractable preferred shares.

NOVA Chemicals is obligated under the swap to provide margin (cash, government securities or a letter of credit) equal to 20% of the original notional amount of $191 million, which is currently satisfied by a letter of credit. In addition, the Corporation is also obligated under the swap to provide margin equal to the difference between the original notional amount and the current notional amount of $180 million, which will be reduced to $126 million as of April 1, 2003. This margin is currently satisfied by posting restricted cash. If the equity value of the retractable preferred shares decreases by 5% or more at anytime, the Corporation is required to post additional margin. If the equity value of the retractable preferred shares increases by 5% or more, any excess collateral will be returned to NOVA Chemicals. Changes in equity value of the retractable preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 9.04% and 9.50% preferred securities issued by NOVA Chemicals (see Note 11).

If NOVA Chemicals defaults on other debt with an aggregate principal amount of $25 million or more, or the closing price of the Corporation’s common shares is U.S. $15.00 or less, or upon certain other credit events, the counterparty will have the right to sell the retractable preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the most recent adjusted notional equity value of the retractable preferred shares (in the event the difference was negative). Subsequent to the termination of the swap, NOVA Chemicals may, at its option, repurchase the retractable preferred shares for $198 million plus accrued and unpaid dividends.

13.       COMMON SHARES

Authorized

Unlimited number of voting common shares without par value.

Issued and Outstanding

(MILLIONS OF DOLLARS, EXCEPT NUMBER OF SHARES)	2002		2001		2000
Beginning of year	85,778,788	$472	84,884,333	$460	92,543,746	$497
Repurchased shares(1)	—	—	—	—	(8,000,000)	(41)
Issued for cash on exercise of stock options	749,024	12	894,455	12	340,587	4
End of year(2)	86,527,812	$484	85,778,788	$472	84,884,333	$460

(1)              NOVA Chemicals repurchased 8 million of its common shares on the Toronto Stock Exchange for $150 million in 2000.

(2)              Stated common share capital for legal purposes at December 31, 2002 is $1,656 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shares Reserved for Future Issue

DECEMBER 31 (NUMBER OF SHARES)	2002	2001	2000
Under the employee incentive stock option plan(1)(2)	11,244,963	11,993,987	12,888,442
Under the director compensation plan	47,800	47,800	47,800
Under the terms of the retractable preferred share agreement (Note 12)	8,500,000	8,500,000	8,500,000
	19,792,763	20,541,787	21,436,242

(1)              Under the employee incentive stock option plan, options are outstanding to officers and employees to purchase 8,625,532 shares at prices ranging from $14.247 to $36.00 (Canadian $) per share with expiration dates between February 25, 2003, and March 6, 2012. A total of 2,619,431 common shares are reserved but unallocated. See Note 14 for further details regarding the plan.

(2)              On May 15, 2000, shareholders approved an increase in the number of common shares reserved for issuance under the employee incentive stock option plan, to 13 million common shares.

Earnings Per Share

The following table outlines the calculation of basic and diluted earnings (loss) per share:

YEAR ENDED DECEMBER 31	2002		2001		2000
	BASIC	DILUTED	BASIC	DILUTED	BASIC	DILUTED
Net income (loss)	$(81)	$(81)	$(128)	$(128)	$302	$302
Preferred securities dividends and distributions	(31)	(31)	(33)	(33)	(36)	(36)
Net income (loss) available to common shareholders — basic	$(112)	$(112)	$(161)	$(161)	$266	$266
Add back preferred share dividends		—		—		14
Net income (loss) available to common shareholders — diluted		$(112)		$(161)		$280
Weighted-average common shares outstanding	86.3	86.3	85.4	85.4	88.7	88.7
Add dilutive effects(1)
Stock options	—	—	—	—	—	1.2
Convertible preferred shares	—	—	—	—	—	8.5
Weighted-average common shares for earnings per share calculation	86.3	86.3	85.4	85.4	88.7	98.4
Earnings (loss) per common share	$(1.30)	$(1.30)	$(1.88)	$(1.88)	$3.00	$2.84

(1)              Convertible preferred shares and stock options representing 17 million common shares have been excluded from the computation of diluted earnings per share for the year ended December 31, 2002 (2001 – 16 million) as their impact would be anti-dilutive.

Shareholder Rights Plan

In May 1999, NOVA Chemicals’ shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals’ common shares or until a person acquires 20% or more of NOVA Chemicals’ common shares. The plan expires in May 2009, but is subject to shareholder re-confirmation at the sixth annual meeting following the date of approval.

14. STOCK-BASED COMPENSATION

Employee Incentive Stock Option Plan

The Corporation may grant options to its employees for up to 13 million common shares. The exercise price of each option equals the closing market price on the Toronto Stock Exchange of the Corporation’s common stock on the date of grant. Options may be exercised over a 10-year period and generally 25% of the options vest at the grant date with further vesting of 25% in each of the next three years.

A summary of the status of the Corporation’s employee incentive stock option plan as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates is presented below:

	2002		2001		2000
	OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE (CANADIAN $)	OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE (CANADIAN $)	OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE (CANADIAN $)
Outstanding at beginning of year	8,558,109	$25.648	8,003,725	$24.762	6,833,957	$24.152
Granted	855,900	$34.319	1,547,350	$28.182	1,612,900	$26.762
Exercised	(749,024)	$23.613	(894,455)	$21.813	(340,587)	$21.182
Cancelled	(39,453)	$30.713	(98,511)	$28.267	(102,545)	$27.490
Outstanding at end of year	8,625,532	$26.662	8,558,109	$25.648	8,003,725	$24.762
Exercisable at end of year	6,116,910	$25.159	5,404,057	$24.193	5,022,804	$23.125

The following table summarizes information about employee incentive stock options outstanding at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES (CANADIAN $)	NUMBER OUTSTANDING	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED- AVERAGE EXERCISE PRICE (CANADIAN $)	NUMBER EXERCISABLE	WEIGHTED- AVERAGE EXERCISE PRICE (CANADIAN $)
$14.247 – $18.376	504,709	1.5	$16.811	504,709	$16.811
$20.234 – $21.225	997,400	3.5	$20.749	997,400	$20.749
$24.950 – $26.346	3,520,293	6.3	$25.732	3,187,905	$25.682
$28.050 – $36.000	3,603,130	7.5	$30.587	1,426,896	$30.027
	8,625,532			6,116,910

The Corporation uses the intrinsic-value method of accounting for stock-based compensation awards granted to employees, where compensation expense, if any, is measured based on the excess of the market price of the stock over the option exercise price on the date of grant. As options are generally granted at the market price on the date of grant, no compensation cost results. Had compensation cost for stock options been determined and expensed based on the fair-value method, the pro forma amounts, on the following page, would have resulted:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2002	2001	2000
Net income (loss)
As reported	$(81)	$(128)	$302
Pro forma	$(92)	$(134)	$293
Earnings (loss) per share – basic
As reported	$(1.30)	$(1.88)	$3.00
Pro forma	$(1.43)	$(1.95)	$2.90
Earnings (loss) per share – diluted
As reported	$(1.30)	$(1.88)	$2.84
Pro forma	$(1.43)	$(1.95)	$2.78

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for stock options granted in 2002, 2001, and 2000:

WEIGHTED-AVERAGE ASSUMPTIONS		2002	2001	2000
Expected dividend yield	%	1.0	1.0	1.0
Expected volatility	%	39.1	39.6	42.5
Risk-free interest rate	%	3.38	5.65	5.58
Expected life	years	2 1/2	2 1/2	2 1/2
Fair value of options granted during the year	U.S.	$5.57	$5.16	$5.36

Equity Appreciation Plan

The Corporation has an equity appreciation plan in which units are granted to key employees. The redemption price of a unit is determined by the closing price of the Corporation’s common shares on the date of grant. Units may be redeemed for cash over a 10-year period and generally 25% of the units vest at the grant date with further vesting of 25% in each of the next three years. The value of a unit on the redemption date is the difference between the price of the Corporation’s common shares on that date and the redemption price.

At December 31, 2002, the mark-to-market value of the vested units was approximately $1 million (2001 – $1 million and 2000 – $nil).

15. DEFERRED SHARE UNIT PLANS

Under the Corporation’s Deferred Share Unit Plans (DSUP), key employees and non-employee directors may elect on an annual basis, prior to the relevant performance period, to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSUs).

The amount of the management incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price of NOVA Chemicals’ common shares for the last five consecutive trading days of the month of December prior to the performance period.

The amount of fees that a non-employee director elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price of NOVA Chemicals’ common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned.

The units are exercisable upon retirement or termination from the Corporation. A summary of the status of the Corporation’s deferred share unit plans as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates is presented below:

EMPLOYEE DEFERRED SHARE UNITS	2002		2001		2000
	UNITS	WEIGHTED- AVERAGE PURCHASE PRICE (U.S. $)	UNITS	WEIGHTED- AVERAGE PURCHASE PRICE (U.S. $)	UNITS	WEIGHTED- AVERAGE PURCHASE PRICE (U.S. $)
Cumulative amount at beginning of year	352,393	$16.52	280,454	$15.88	156,446	$13.14
Earned	65,622	$19.14	91,063	$18.48	124,008	$19.35
Redeemed	(38,901)	$16.53	(19,124)	$16.52	—	—
Cumulative amount at end of year	379,114	$16.97	352,393	$16.52	280,454	$15.88

NON-EMPLOYEE DIRECTOR DEFERRED SHARE UNITS	2002		2001		2000
	UNITS	WEIGHTED- AVERAGE PURCHASE PRICE (CANADIAN $)	UNITS	WEIGHTED- AVERAGE PURCHASE PRICE (CANADIAN $)	UNITS	WEIGHTED- AVERAGE PURCHASE PRICE (CANADIAN $)
Cumulative amount at beginning of year	44,040	$28.91	27,806	$29.24	15,539	$30.13
Earned	13,343	$33.16	16,234	$28.34	23,288	$28.45
Redeemed	—	—	—	—	(11,021)	$28.83
Cumulative amount at end of year	57,383	$29.90	44,040	$28.91	27,806	$29.24

The amount expensed in aggregate in 2002 related to the award of units was approximately $4 million (2001 – $5 million and 2000 – $4 million).

16.       RESTRUCTURING CHARGES

During 2002, NOVA Chemicals took several actions to streamline its operations and reduce costs. Several high-cost reactors were shut down or temporarily idled, certain capital projects were cancelled, and staff reduction and relocation programs were initiated. As a result of these activities, NOVA Chemicals recognized $20 million in restructuring costs. The Corporation expects these restructuring actions to be substantially complete by the end of 2003.

Restructuring charges in 2001 and 2000 related to organizational changes involving plant closures, write-downs of certain non-productive assets and severance activities. All actions related to these restructuring activities have been substantially completed.

At December 31, 2002, $27 million related to restructuring activities is included in other accrued liabilities (see Note 8).

17.       OTHER GAINS

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002		2001		2000
	BEFORE-TAX	AFTER-TAX	BEFORE-TAX	AFTER-TAX	BEFORE-TAX	AFTER-TAX
Gain on sale of 20% interest in Cochin Pipeline	$59	$36	$—	$—	$—	$—
IRS settlement	—	—	58	44	—	—
Gain on sale of investment in Dynegy Inc.	—	—	—	—	32	21
	$59	$36	$58	$44	$32	$21

18. INCOME TAXES

Income tax (recovery) expense varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes, as shown below:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Income (loss) before income taxes	$(94)	$(211)	$433
Statutory income tax rate	39.24%	42.12%	44.62%
Computed income tax (recovery) expense	$(37)	$(89)	$193
Increase (decrease) in taxes resulting from:
Manufacturing and processing deduction	3	4	(29)
Lower effective foreign tax rates	8	25	(4)
Lower effective tax rate on equity in earnings of affiliates	(2)	(3)	(5)
Non-provision of future income taxes on cost-of-service operations(1)	8	8	9
Lower tax rate on gain related to tax settlement(2)	—	(10)	—
Income tax rate adjustments(3)	—	(17)	(29)
Other	7	(1)	(4)
Income tax (recovery) expense	$(13)	$(83)	$131
Current income tax (recovery) expense	$(21)	$(79)	$38
Future income tax (recovery) expense	8	(4)	93
Income tax (recovery) expense	$(13)	$(83)	$131

(1)              Certain agreements for cost-of-service operations provide for the recovery of income taxes from customers. The Corporation records income tax expense on these operations equal to the amounts recoverable under the agreements, resulting in no effect on net income. Some agreements limit the recoverable amount to current taxes payable. Accordingly, the provision for income taxes excludes future income tax recoveries relating to these operations. Cumulative unrecorded future income taxes payable amounted to $6 million at December 31, 2002 (2001 — $13 million and 2000 — $17 million).

(2)              In 2001, NOVA Chemicals recorded a $58 million gain ($44 million after-tax) related to a settlement with the IRS.

(3)              As a result of Canadian federal and provincial tax rate reductions in 2001 and 2000, income tax rates on future tax liabilities have been reduced.

The principal temporary difference in calculating future income taxes, for both cost-of-service and non-cost-of-service operations, relates to deductions for tax purposes in respect of plant, property and equipment in excess of depreciation provided for in the accounts. Future tax liabilities resulting from these temporary differences have been reduced by the tax benefits associated with unused tax losses.

The following table outlines the income tax (recovery) expense arising from Canadian and Foreign operations:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Income (loss) before income taxes
Canadian	$(35)	$(19)	$402
Foreign	(59)	(192)	31
	$(94)	$(211)	$433
Current income tax (recovery) expense
Canadian	$(17)	$(46)	$25
Foreign	(4)	(33)	13
	(21)	(79)	38
Future income tax (recovery) expense
Canadian	19	18	77
Foreign	(11)	(22)	16
	8	(4)	93
Total income tax (recovery) expense	$(13)	$(83)	$131

19.  CHANGES IN NON-CASH WORKING CAPITAL

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000

Accounts receivable	$113	$89	$(225)
Inventories	(42)	254	(153)
Accounts payable and accrued liabilities	125	(180)	54
Changes in non-cash working capital	196	163	(324)
Reclassification and other items not having a cash effect	(1)	(1)	(123)
Changes in non-cash working capital having a cash effect	$195	$162	$(447)
These changes relate to the following activities:
Operating	$206	$184	$(260)
Investing	—	(16)	(186)
Financing	(11)	(6)	(1)
Decrease (increase) in working capital	$195	$162	$(447)

Interest and Income Tax Payments

Third-party interest payments were $86 million in 2002 (2001 – $108 million and 2000 – $106 million). Income tax payments (receipts) were $(176) million in 2002 (2000 – $(13) million and 2000 – $207 million).

20.  EMPLOYEE FUTURE BENEFITS

Pension Plans

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment and are partially indexed to inflation for some plans. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes. The Corporation funds the plans using a valuation based on the projected unit credit method and the plans’ assets consist primarily of publicly traded equity and fixed income securities. Plan assets are measured at fair value, while pension obligations are discounted using current yield rates of bonds with terms to maturity that approximate the duration of the Corporation’s pension liabilities.

Pension and post-retirement expense (included in operating and selling, general and administrative costs) for all significant plans consisted of the following:

	PENSION PLANS			POST-RETIREMENT PLANS
YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000	2002	2001	2000

Current service cost	$16	$17	$13	$2	$1	$1
Interest cost on projected benefit obligations	25	26	21	3	3	3
Expected return on plan assets	(26)	(25)	(22)	—	—	—
Prior service cost	2	2	—	—	—	—
Actuarial loss	1	—	—	—	—	—
Amortization of transition obligation	(5)	(4)	(4)	—	—	—
Amortization of settlement/curtailment (gain)/loss	—	1	(4)	—	—	—
Net total of other components	—	1	—	1	2	1
Net expense	$13	$18	$4	$6	$6	$5

The status of all significant defined benefit pension and post-retirement plans is as follows:

	PENSION PLANS			POST-RETIREMENT PLANS
YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000	2002	2001	2000

Change in benefit obligations
Benefit obligation at beginning of year	$388	$372	$286	$50	$38	$31
Current service cost	16	17	13	2	1	1
Interest cost	25	26	21	3	3	3
Experience (gain) loss	(1)	9	28	—	10	6
Plan amendments	1	—	9	—	—	—
Business combination(1)	2	—	45	—	—	—
Settlement/curtailment(2)	(1)	—	(7)	—	—	—
Special termination benefits	—	2	—	—	1	—
Employee contributions	9	2	2	—	—	—
Benefits paid	(19)	(21)	(14)	(2)	(2)	(2)
Foreign currency exchange rate changes	10	(19)	(11)	—	(1)	(1)
Net benefit obligation at end of year	$430	$388	$372	$53	$50	$38
Change in plan assets
Fair value of plan assets at beginning of year	$329	$357	$300	$—	$—	$—
Actual return on plan assets	(28)	3	38	—	—	—
Employer and employee contributions	22	10	10	—	—	—
Business combination(1)	—	—	43	—	—	—
Settlement/curtailment(2)	(1)	—	(7)	—	—	—
Benefits paid	(19)	(21)	(14)	—	—	—
Foreign currency exchange rate changes	9	(18)	(11)	—	—	—
Net total of other components	—	(2)	(2)	—	—	—
Fair value of plan assets at end of year	$312	$329	$357	$—	$—	$—
Funded status
Plan assets in excess (deficiency) of benefit obligation	$(118)	$(59)	$(15)	$(53)	$(50)	$(38)
Unrecognized net transitional (asset) obligation	(44)	(48)	(55)	10	10	12
Unrecognized prior service cost	8	9	9	—	—	—
Unrecognized net actuarial loss	105	49	22	13	14	5
Net amounts recognized in the consolidated balance sheets	$(49)	$(49)	$(39)	$(30)	$(26)	$(21)
Assumptions as at December 31
Discount rate	6.4%	6.4%	7.0%	6.8%	7.0%	7.3%
Assumed long-term rate of return on plan assets	7.7%	7.8%	7.5%	—	—	—
Rate of increase in future compensation	3.1%	3.8%	4.5%	3.7%	3.0%	4.3%
Long-term health care inflation(3)	—	—	—	5.0%	4.8%	4.7%

(1)         The benefit obligations and plan assets assumed in the Shell acquisition are reflected beginning in 2000.

(2)         Effective January 1, 2000, NOVA Chemicals offered a defined contribution arrangement to its Canadian employees. Employees could opt to convert their defined pension benefits accumulated under certain Canadian plans to the new defined contribution option on an irrevocable basis. This change was accounted for as a settlement of a portion of the defined benefit arrangements.

(3)         Ultimate trend rate, expected to be achieved in 2010. The assumed health care cost trend rate used to measure the 2003 expected cost of benefits covered by the plans is approximately 10%.

NOVA Chemicals maintains multiple pension plans including several plans for which accumulated benefit obligations exceed the fair value of assets. The accumulated benefit obligations and the fair value of assets for these plans were $426 million and $308 million, respectively, at December 31, 2002 (2001 – $305 million and $246 million, respectively and 2000– $63 million and $30 million, respectively).

Post-Retirement Benefits Other Than Pensions

The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

A 1% increase in the health care inflation rate would have increased the accumulated post-retirement benefit obligation by an additional $2 million at December 31, 2002 for Canadian plans and $5 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $2 million and $4 million for Canadian and U.S. plans, respectively.

Defined Contribution Arrangements

NOVA Chemicals has a number of defined contribution arrangements providing pension benefits to certain groups of employees. The total expense for the Corporation’s contribution to these plans in 2002 was $6 million (2001 – $6 million and 2000 – $7 million).

21.  CONTINGENCIES AND COMMITMENTS

Various lawsuits and claims are pending by and against the Corporation. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Corporation.

The Corporation leases office space, railcar and other equipment under various operating leases. The minimum lease payments are approximately $536 million in total with annual amounts of $41 million in 2003, $40 million in 2004, $37 million in 2005, $35 million in 2006, $33 million in 2007, and $350 million thereafter. Rental expense under operating leases in 2002 was $55 million (2001 – $58 million and 2000 – $49 million).

The Corporation has entered into agreements for the purchase of minimum amounts of feed-stock and other raw materials for short- and long-term supply. The resulting obligations, based on year-end market prices, are approximately $6,650 million in total with annual amounts of $1,477 million in 2003, $642 million in 2004, $643 million in 2005, $640 million in 2006, $508 million in 2007, and $2,740 million thereafter.

In addition to the future site clean-up and restoration costs which have been accrued (Notes 8 and 10), costs will be incurred in the future for plant sites when they are sold or are no longer used in the Corporation’s operations. The liability with respect to these costs is estimated to be approximately $59 million.

22.  SEGMENTED INFORMATION

The Corporation determines its reportable segments based on the structure of its operations, which are primarily focused in two principal business segments – olefins/polyolefins and styrene/polystyrene (styrenics). These operations involve the production and marketing of ethylene and polyethylene resins, and styrene monomer and styrenic polymers, respectively.

Financial Information by Business Segment

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000

Revenue
Olefins and polyolefins	$1,930	$2,014	$2,228
Styrenics	1,305	1,314	1,866
Intersegment eliminations	(144)	(134)	(178)
	$3,091	$3,194	$3,916
Depreciation
Olefins and polyolefins	$166	$132	$86
Styrenics	100	98	102
	$266	$230	$188
Operating income (loss)
Olefins and polyolefins	$67	$57	$439
Styrenics	(118)	(225)	93
Restructuring charges	(20)	(27)	(118)
	$(71)	$(195)	$414
Net income (loss)
Olefins and polyolefins	$(5)	$(2)	$258
Styrenics	(102)	(181)	42
Equity investments	5	11	23
Other	21	44	(21)
	$(81)	$(128)	$302
Plant, property and equipment additions
Olefins and polyolefins	$43	$125	$401
Styrenics	28	43	39
	$71	$168	$440

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000

Assets
Olefins and polyolefins	$1,923	$1,960	$2,198
Styrenics	1,643	1,638	1,937
Investment in Methanex	399	397	400
Corporate and other(1)	189	364	219
	$4,154	$4,359	$4,754

(1) Amounts include all cash and cash equivalents.

Financial Information by Geographic Area

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Revenue(1)
Canada	$1,081	$1,236	$1,318
United States	1,410	1,408	1,805
Europe and other	600	550	793
	$3,091	$3,194	$3,916
Export sales from Canadian operations
United States	$748	$694	$801
Europe and other	113	137	206
	$861	$831	$1,007
Operating income (loss)(2)
Canada	$11	$(75)	$409
United States	(85)	(31)	(4)
Europe and other	3	(89)	9
	$(71)	$(195)	$414
Equity in earnings of affiliates
Canada	$5	$14	$32

DECEMBER 31 (MILLIONS OF DOLLARS)
Assets(2)
Canada	$2,055	$2,237	$2,467
United States	1,090	1,189	1,242
Europe and other	583	520	578
Investments	426	413	467
	$4,154	$4,359	$4,754

(1) Based on location of customer.

(2) Based on location of the operating facilities.

23.  FINANCIAL INSTRUMENTS

Financial Instrument Fair Values

Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

The carrying amounts reported on the balance sheets for cash and cash equivalents, accounts receivable, bank loans, and accounts payable and accrued liabilities approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

	CARRYING AMOUNT			ESTIMATED FAIR VALUE(1)
DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000	2002	2001	2000

Long-term debt(2)	$1,212	$1,508	$1,423	$1,134	$1,410	$1,389

(1)         The fair value of long-term debt is based on quoted market prices, where available. If market prices are not available, fair values are estimated using discounted cash flow analyses, based on NOVA Chemicals’ current incremental borrowing rates for similar borrowing arrangements.

(2)         Includes debt installments due within one year.

Foreign Exchange Risk Management

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. As a result, a portion of the Corporation’s expenditures are incurred in Canadian dollars. NOVA Chemicals manages its exposure to fluctuations in the Canadian/U.S. dollar exchange rate by using forward exchange contracts.

The outstanding forward contracts to deliver U.S. dollars and receive Canadian dollars are as follows:

DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)	2002	2001	2000
Foreign exchange forwards
Notional amount	$100	$640	$1,235
Average exchange rate per Cdn dollar	$0.70	$0.70	$0.70
Estimated fair value(1)	$(13)	$(86)	$(108)
Carrying value (see Notes 8 and 10)	$(3)	$(19)	$(57)

(1)         Unrealized loss. The fair values of these instruments are estimated based on quoted market prices of comparable contracts, adjusted for maturity differences.

Effective December 31, 1999 the Corporation changed its functional currency to the U.S. dollar. The underlying U.S. dollar exposure originally being hedged by forward contracts then in place no longer existed. As a result, at December 31, 1999, the Corporation wrote off the estimated fair value of these hedges, represented by the difference between the average contracted (74¢) and average forward (70¢) exchange rates on the hedging contracts in the program. This resulted in a $95 million before-tax ($60 million after-tax) charge to earnings in 1999 and the recording of a deferred credit on the balance sheet (see Notes 8 and 10).

Effective January 1, 2000, NOVA Chemicals redesignated its forward contracts as hedges of Canadian dollar costs. The hedged rates equal the forward rates as of December 31, 1999 and average one Canadian dollar = U.S. 70¢ over the hedging period, which extends to March 2003.

Commodity Price Risk Management

NOVA Chemicals uses commodity-based derivatives to hedge a portion of its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

At December 31, 2002, 2001, and 2000, the notional volume and estimated fair value of outstanding derivative contracts for natural gas are as follows:

DECEMBER 31		2002		2001		2000
Pricing swaps
Notional volume	GJ millions	3.2		12.0		15.2
Weighted-average price per GJ	Cdn.	$5.92	(2)	$6.89	(2)	$1.84	(3)
Estimated fair value(1)	U.S. millions	$(2)		$21		$34
Carrying value	U.S. millions	$—		$—		$—
Term to maturity	Months	1-10		1-10		1-12
Basis swaps
Notional volume	mcf millions	113.0		3.0		19.8
Weighted-average basis differential per mcf	U.S.	$0.47	(4)	$0.02	(4)	$0.35	(5)
Estimated fair value(1)	U.S. millions	$(10)		$(1)		$3
Carrying value	U.S. millions	$—		$—		$—
Term to maturity	Months	1-34		1-10		1-12
Options
Notional volume – calls	mcf millions	1.1		20.5		19.2
Notional volume – puts	mcf millions	68.1		36.6		—
Weighted-average price per mcf – calls	U.S.	$4.10		$4.93		$7.48
Weighted-average price per mcf – puts	U.S.	$2.32	(6)	$2.67		—
Estimated fair value(1)	U.S. millions	$(1)		$6		$36
Carrying value	U.S. millions	$—		$—		$—
Term to maturity	Months	1-34		1-22		1-3

(1)         Unrealized gain (loss).

(2)         The Corporation pays floating prices and receives fixed prices from the counterparty.

(3)         The Corporation pays fixed prices and receives floating prices from the counterparty.

(4)         The Corporation will pay or receive the difference between the NYMEX market price and the U.S. export market price, plus a fixed differential established in the contract.

(5)         The Corporation will pay or receive the difference between the market price for intra-Alberta gas delivery and the export market price, less a fixed differential established in the contract.

(6)         The Corporation will pay the difference between the NYMEX market price and the contract price (if lower than market).

At December 31, 2002, 2001 and 2000, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock are as follows:

DECEMBER 31		2002	2001	2000
Notional volume	bbls millions	13.8	10.8	4.8
Weighted-average price per bbl(1)	U.S.	$29.84	$29.05	$26.97
Estimated fair value(2)	U.S. millions	$8	$(4)	$6
Carrying value	U.S. millions	$—	$—	$—
Term to maturity	Months	1-48	1-60	1-12

(1)         Crude oil swaps, options, collars.

(2)         Unrealized gain (loss).

In 2002, NOVA Chemicals liquidated certain natural gas option positions used in collar-based hedging strategies that were in place to manage the cost of the Corporation’s natural gas feedstock supply, resulting in a pre-tax gain of $17 million. The gain has been deferred on the balance sheet (see Notes 8 and 10) and will be recognized in income over the remaining terms of the related feedstock purchase commitments, from January 2003 to March 2005.

Interest Rate Risk Management

NOVA Chemicals periodically enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR based payments over the terms of the related debt. In 2002, a series of interest rate swaps on $550 million (2001 - $650 million and 2000 - $nil) of fixed-rate debt were liquidated, resulting in pre-tax gains of $13 million (2001 - $27 million and 2000 - $nil). The gains have been deferred and will be recognized in income as a reduction of interest expense over the terms of the related debt instruments, which mature in 2005, 2006 and 2009 (see Note 10). At December 31, 2002, no interest rate swaps are outstanding.

Credit Risk Management

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment of an unrealized gain fails to perform. NOVA Chemicals only transacts with counterparties having a minimum credit rating of A for its foreign exchange and interest rate instruments and a minimum credit rating of BBB for its commodity risk management instruments. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate any counterparties that it currently transacts with will fail to meet their obligations. At December 31, 2002, 2001, and 2000, NOVA Chemicals’ credit exposure was $nil for foreign currency and interest rate instruments, and $4 million (2001 - $27 million and 2000 - $89 million) for commodity-based instruments.

Concentration of credit risk relates primarily to the Corporation’s receivables, as certain customer groups are located in the same geographic area and operate in the same industry. The Corporation manages its credit risk relating to these receivables through credit approval and monitoring procedures.

24.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Reconciliation to Accounting Principles Generally Accepted in the United States

The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from those used in the United States. The effect of these differences on the Corporation’s consolidated net income (loss) and balance sheet are as follows:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Net income (loss) in accordance with Canadian GAAP	$(81)	$(128)	$302
Add (deduct) adjustments for:
Start-up costs(1)	3	(11)	(6)
Foreign exchange derivative instruments and hedging activity(2)	15	14	(31)
Other derivative instruments and hedging activity(2)	5	10	—
Future income taxes(3)	—	29	(29)
Inventory costing(4)	1	(2)	6
Preferred securities distributions(5)	(23)	(23)	(23)
Equity in earnings (losses) of affiliates(6)	(4)	1	(10)
Other	1	1	2
Net income (loss) in accordance with U.S. GAAP	$(83)	$(109)	$211
Earnings (loss) per share using U.S. GAAP
– Basic	$(1.05)	$(1.39)	$2.23
– Diluted	$(1.05)	$(1.39)	$2.14
Comprehensive income (loss) (net of tax (expense) recovery)(7)
Net income (loss) in accordance with U.S. GAAP	$(83)	$(109)	$211
Unrealized foreign exchange gains (losses) on translation of self- sustaining foreign operations (less tax of $nil, $nil and $nil)	70	(140)	(88)
Fair value of cash flow hedging instruments (less tax of $(15) and $17)(2)	26	(30)	—
Equity in comprehensive income (loss) of affiliates (less tax of $(1) and $1)(6)	7	(4)	—
Minimum pension liability (less tax of $1)	(1)	—	—
Comprehensive income (loss) in accordance with U.S. GAAP	$19	$(283)	$123
Accumulated other comprehensive loss(7)
Unrealized foreign exchange losses on translation of self-sustaining foreign operations	$(130)	$(200)	$(60)
Fair value of cash flow hedging instruments(2)	(4)	(30)	—
Equity in comprehensive income (loss) of affiliates(6)	3	(4)	—
Minimum pension liability(9)	(1)	—	—
Accumulated other comprehensive loss	$(132)	$(234)	$(60)

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000

Balance sheet items in accordance with U.S. GAAP
Current assets(2)(4)(8)	$626	$716	$1,108
Investments and other assets(1)(6)(9)	492	496	412
Plant, property and equipment (net)(1)	3,007	3,131	3,267
Current liabilities(2)(8)	(577)	(725)	(765)
Long-term debt(2)
Preferred securities(5)	(383)	(383)	(383)
Other long-term debt	(1,234)	(1,323)	(1,406)
Deferred credits(2)(3)(9)	(790)	(771)	(782)
Retractable preferred shares	(198)	(198)	(198)
Common shareholders’ equity	$943	$943	$1,253

(1)         Start-up Costs - Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. See Note 6 for information on the Corporation’s start-up costs.

(2)         Derivative Instruments and Hedging Activities - Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values. Under U.S. GAAP, entities must follow the recommendations of Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. For derivatives that are designated and qualify as hedging instruments, the Corporation documents the hedging strategy, including hedging instrument and hedged item, based on the risk exposure being hedged. Based upon the designated hedging strategy, effectiveness of the hedge in offsetting the hedged risk is assessed at inception and on an ongoing basis during the term of the hedge. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The application of SFAS No. 133 for U.S. GAAP reporting results in differences related to foreign exchange, commodity-based and other derivative instruments used by the Corporation. For information regarding the Corporation’s use of derivatives and hedging activities, see Note 23.

(3)         Future Income Taxes - Canadian GAAP permits recognition of the impact of changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period in which the tax laws and rates are considered to be substantively enacted. Under U.S. GAAP rules, the impact of tax rate changes on future income tax assets and liabilities is only recognized on enactment of the change in tax law and rates.

(4)         Inventory Costing - Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period, whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

(5)         Compound Financial Instruments - Canadian GAAP requires the classification and recording of a financial instrument, or its component parts, as a liability or equity in accordance with the substance of the contractual arrangements governing the instrument. U.S. GAAP requires that no portion of the proceeds from issuance of convertible debt securities be attributed to the conversion feature and classified as equity. Accordingly, the Corporation’s preferred securities discussed in Note 11 are accounted for as debt under U.S. GAAP and the related distributions as interest expense.

(6)         Equity in Earnings (Losses) of Affiliates - NOVA Chemicals’ share of adjustments to financial information and results of operations of equity investments to comply with U.S. accounting principles.

(7)         Comprehensive Income - U.S. GAAP SFAS No. 130, “Reporting Comprehensive Income,” requires the presentation of a statement containing the components of comprehensive income and the accumulated balance of other comprehensive income. Comprehensive income includes all changes in equity during the period including items that are not in net income. This statement is not required under Canadian GAAP.

(8)         Accounts Receivable Securitizations - During 2001, the Canadian GAAP standard pertaining to accounting and reporting transfers of financial assets was amended to be substantially the same as the U.S. GAAP standard, SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of SFAS No. 125.” Accordingly, in 2002 and 2001, the Corporation’s Canadian accounts receivable securitization program qualified for off-balance sheet treatment for U.S. GAAP purposes. This program did not meet the off-balance sheet criteria in 2000.

(9)         Minimum Pension Liability - SFAS No. 87, “Employer’s Accounting for Pensions,” requires an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeds the accrued pension liability or if there is a prepaid pension asset with respect to the plan. If an AML is recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, is also recognized. The excess of the AML, over the intangible asset, if any, is charged to other comprehensive income, net of income tax effects. At December 31, 2002, an AML and an intangible asset, in the amount of $8 million and $6 million, respectively, have been recognized, resulting in a charge of $1 million (net of tax) to other comprehensive income.

Other Disclosures

Stock-based Compensation - SFAS No. 123, “Accounting for Stock-Based Compensation,” defines a fair-value based method of accounting for employee stock options and encourages the use of this method to account for stock compensation plans. It does, however, permit an entity to continue to measure compensation cost using the intrinsic-value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25). Entities using the intrinsic-value method must disclose pro forma net income (loss) and earnings (loss) per share assuming the fair-value method had been applied. NOVA Chemicals has elected to follow APB 25 and related interpretations in accounting for employee stock options. Options are issued at the market price on date of grant and therefore, under APB 25, no compensation expense has been recorded.

The following table outlines the impact on the Corporation’s U.S. GAAP results, had compensation expense for the stock option plan been determined based on the fair-value method as prescribed under SFAS No. 123:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)	2002	2001	2000
Net income (loss)
As reported	$(83)	$(109)	$211
Pro forma	$(94)	$(115)	$202
Earnings (loss) per share – basic
As reported	$(1.05)	$(1.39)	$2.23
Pro forma	$(1.18)	$(1.46)	$2.13
Earnings (loss) per share – diluted
As reported	$(1.05)	$(1.39)	$2.14
Pro forma	$(1.18)	$(1.46)	$2.05

U.S. Accounting Developments

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” which addresses consolidation requirements for interests in a variable interest entity. As qualifying special-purpose entities subject to the reporting requirements of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” are not subject to the provisions of the Interpretation, it is not anticipated that this Interpretation will have an impact on the Corporation’s financial position upon adoption.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation elaborates on the existing disclosure requirements for most guarantees and requires that, at the time a company issues a guarantee, it must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. The recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. It is not anticipated that this Interpretation will have an impact on the Corporation’s financial position upon adoption.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to at the date of an entity’s commitment to an exit plan as under previous rules. SFAS No. 146 is effective for the Corporation’s 2003 fiscal year. It is not anticipated that this Statement will have an impact on the Corporation’s financial position upon adoption.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The requirements are effective January 1, 2003 and, based on current circumstances, the Corporation expects that the existing site clean-up and restoration liability is adequate (see Notes 8 and 10).

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All financial information is in U.S. dollars unless otherwise indicated.

This discussion should be read in conjunction with information contained in the consolidated financial statements and the notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The effect of significant differences between Canadian and United States GAAP have been disclosed in Note 24 to the consolidated financial statements.

OVERVIEW

NOVA Chemicals Corporation derives its revenues, earnings and cash flow from two commodity chemical businesses: Olefins/Polyolefins and Styrenics. Our Olefins/Polyolefins business produces ethylene, polyethylene and chemical and energy co-products. Our Styrenics business produces styrene monomer and styrenic polymers. We operate major olefins/polyolefins production facilities near Joffre, Alberta and Corunna, Ontario. We have major styrene facilities located near Bayport, Texas and Sarnia, Ontario. Our styrenic polymers manufacturing facilities are located at sites in the United States, Canada, the United Kingdom, the Netherlands and France.

Ethylene and styrene are basic petrochemicals used to manufacture a wide variety of polymers and other chemical products. We produce polyethylene and styrenic polymers, primarily from our internal ethylene and styrene production. We also have an equity interest and long-term tolling arrangements to acquire styrene from Lyondell Chemical Company’s Channelview, Texas plant on the United States Gulf Coast (USGC), and styrene purchase arrangements with Shell Chemical Company, BASF Corporation and other parties in North America and Europe. Ethylene and styrene in excess of our internal consumption are sold to third parties. In addition, we engage in various swap transactions with other producers of ethylene and styrene, which provide us producer economics in regions where we have limited or no styrene monomer production capability.

The following table summarizes the average benchmark prices for our principal products and raw materials and industry capacity utilization rates for the periods shown below. Average benchmark prices are not intended to be actual prices realized by us or any other petrochemical company.

	2002				ANNUAL
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	2000	2001	2002
BENCHMARK PRINCIPAL PRODUCT PRICES (PER POUND):
Ethylene(1)	$0.19	$0.23	$0.23	$0.24	$0.30	$0.26	$0.22
Polyethylene (weighted-average)(2)	0.33	0.36	0.41	0.42	0.42	0.39	0.38
Styrene(3)	0.26	0.33	0.36	0.35	0.40	0.31	0.33
Polystyrene (weighted-average)(4)	0.37	0.48	0.52	0.49	0.54	0.44	0.47
BENCHMARK RAW MATERIAL PRICES:
NYMEX Natural Gas (per mmBTU)(5)	$2.38	$3.37	$3.26	$3.99	$3.91	$4.38	$3.25
AECO/NYMEX basis differential (per mmBTU)(6)	0.28	0.54	1.17	0.63	0.52	0.30	0.66
WTI Crude Oil (per barrel)	21.64	26.24	28.27	28.15	30.20	25.97	26.08
Benzene (per gallon)(3)	0.86	1.25	1.38	1.28	1.38	1.02	1.19
INDUSTRY CAPACITY UTILIZATION RATES (%):
North American:
Ethylene(7)	81.8	82.9	84.3	79.4	93.4	84.0	82.1
Polyethylene(8)	86.0	89.2	85.8	81.5	89.2	81.6	85.6
Styrene(7)	82.2	97.4	86.8	82.5	93.2	75.3	87.3
Polystyrene(8)	79.7	84.5	80.3	75.1	89.5	74.9	79.9
Western European:
Polystyrene(7)	88.6	90.7	87.7	85.5	89.5	80.4	88.1

(1)    Source: Chemical Market Associates, Inc. (CMAI) – USGC Net Transaction Price.

(2)    Average benchmark prices weighted according to NOVA Chemicals sales volume mix in North America. Source for benchmark prices: Townsend Polymer Services Information, Inc. (TPSI).

(3)    Source: CMAI – Contract Market.

(4)    Average benchmark prices weighted according to NOVA Chemicals sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers, DYLARK and other styrenic polymers. Source for benchmark prices: TPSI.

(5)    Source: NYMEX Henry Hub-3-Day Average Close (NYMEX).

(6)    AECO represents the weighted-average one month spot price at “AECO “C” and NOVA Inventory Transfer” price as published in the Canadian Gas Price Reporter.

(7)    Source: CMAI and NOVA Chemicals.

(8)    Source: American Plastics Council and NOVA Chemicals.

Factors Affecting Financial Performance

Generally, the market for commodity chemical products has grown at rates faster than general economic growth rates. Our products are cyclical and sensitive to changes in the balance between supply and demand, the price of raw materials and the level of general economic activity. Historically, these markets have experienced alternating periods of capacity additions resulting in over-capacity and declining prices and margins – called troughs – followed by tight supply, increasing prices and margins – called peaks.

Our profitability is closely tied to product pricing and feedstock costs, which are, in turn, largely influenced by energy costs and market supply and demand. The principal feedstocks used in our Olefins/Polyolefins business are natural gas liquids and crude oil or crude oil derivatives. We produce benzene, a derivative of crude oil, for use in our Styrenics business to produce styrene monomer.

The following table illustrates how changes in various factors would increase our profitability, assuming all other factors were held constant. Changes in the opposite direction would have the opposite effect.

POTENTIAL IMPACT TO NOVA CHEMICALS’ PROFITABILITY OF:	(MILLIONS OF DOLLARS – ESTIMATED)		(BILLIONS OF POUNDS)
	ANNUAL PRE-TAX INCOME INCREASE	ANNUAL AFTER-TAX INCOME INCREASE	PRODUCTION CAPACITY(1)
Increase of U.S. 1¢ per pound in profit margin
Ethylene(2)	$48	$31	4.8
Polyethylene	37	24	3.7
Styrene(3)	31	20	3.1
Styrenic Polymers – North America(4)	22	14	2.2
Styrenic Polymers – Europe(4)	13	8	1.3
Propylene	10	6	1.0
Decrease in cost of natural gas by U.S. 10¢ per mmBTU	11	7	—
Decrease in cost of benzene by U.S. 5¢ per gallon	20	13	—
Decrease in Canadian dollar of 1¢ vs. U.S. dollar(5)	6	6	—
Increase in Euro of 1¢ vs. U.S. dollar	2	2	—
Increase in Methanex’s annual net income of $10 million	4	3	—

(1)  Estimate based on current production capacity assuming utilization of 100%. On average in 2002, our ethylene plants operated at 82% of capacity, our polyethylene plants operated at 78% of capacity, our styrene plants operated at 73% of capacity, and our styrenic polymer plants operated at 68% of capacity.

(2)  Excludes cost-of-service third party sales.

(3)  Includes 500 million pounds of long-term purchase agreements.

(4)  Includes solid polystyrene and expandable polystyrene.

(5)  Canadian dollar costs are hedged until March 2003 at which time we will be exposed to Canadian dollar exchange rate fluctuations.

Olefins/Polyolefins Business – Petrochemical and Feedstock Economics

Our largest volume product is ethylene, which is central to the production of both polyethylene and styrene monomer. Seventy-five percent of our ethylene is produced at our Joffre, Alberta plant, primarily from ethane which is extracted from natural gas. The remaining twenty-five percent of our ethylene is manufactured at our Corunna, Ontario plant in a flexi-cracker that is fed with crude oil, crude oil derivatives and/or natural gas derived feedstocks.

Joffre, Alberta - Our Joffre ethylene production facility is the largest in the world and has, on average, a lower cost of production than other ethane/propane plants in North America. We call this our “Alberta Advantage.” Our Alberta Advantage is comprised of three key elements:

Natural gas - Alberta natural gas prices have historically been significantly below those on the USGC and are expected to remain below USGC market prices by a differential that reflects the relative transportation costs of moving natural gas from Western Canada to the U.S. Midwest and Eastern markets;

Ethane extraction, gathering, and transportation - Alberta is home to large scale ethane extraction plants and an efficient gas gathering and transportation infrastructure; and

Ethylene conversion - our three ethylene plants enjoy large economies of scale and energy efficiency compared to USGC ethylene crackers.

Historically, our Alberta Advantage has averaged approximately 6¢ per pound as compared to ethane/propane ethylene production facilities on the USGC. In 2002, the Alberta Advantage was approximately 4¢ per pound, down from about 5¢ per pound in 2001 and 10¢ per pound in 2000. The Alberta Advantage was lower in 2002 as compared to 2001 due to lower USGC ethane pricing that resulted from surplus USGC ethane caused by a slowdown in industrial demand. In 2000, the Alberta Advantage produced a historically higher than average 10¢ per pound cost advantage. While the Alberta Advantage will likely fluctuate from year to year, we expect that the structural advantages associated with gas transportation and the efficiency gained from large scale facilities will enable us to maintain a significant cost advantage over our USGC competitors.

All of the ethylene plants at Joffre use ethane as their primary feedstock. Ethane is extracted and delivered under medium to long-term contracts with natural gas liquids extraction and fractionation plants located in Alberta. We purchase natural gas and swap it to replace the energy value of the ethane extracted from the gas stream. We manage our ethane requirements by using our inventories and short-term spot purchases. All of our polyethylene produced at the Joffre facility is manufactured from internally produced ethylene.

Corunna, Ontario - Depending on market conditions, our Corunna ethylene plant has the flexibility to optimize part of its feedstock slate by switching between natural gas liquids, crude oil and crude oil derivatives. Feedstock decisions are determined by using a model that calculates the most profitable mix of end products that can be produced from the most optimal feedstock slate.

Feedstocks for our Corunna olefins facility are obtained from a wide variety of sources. The majority of the feedstocks are crude oils and condensates, with the remainder being propanes and butanes. The crude oils are supplied from western Canadian producers via pipeline, from the United States, and from overseas. Condensate, a lighter feedstock than crude oil, yields a higher proportion of olefins feedstocks versus fuel oil products and is sourced primarily from outside North America.

NOVA CHEMICALS CORPORATION Annual Report 2002

Propanes and butanes are sourced from western Canadian and local producers, as well as U.S. sources. All of the polyethylene produced at the Mooretown and St. Clair River facilities is manufactured from internally produced ethylene.

Financial results in our Olefins/Polyolefins business are driven in large part by polyethylene sales. Polyethylene is a globally traded commodity product with established merchant markets. When polyethylene demand increases, the polyethylene supply and demand balance tightens, which usually leads to higher prices. Peak market conditions for polyethylene margins typically exist when nameplate operating rates for polyethylene are above 90% for a sustained period of time.

Styrenics Business - Petrochemical and Feedstock Economics

Styrene is produced from benzene and ethylene. We supply a portion of our internal requirements for these feedstocks and enter into other arrangements with third parties for the remainder. All of the ethylene and a majority of the benzene requirements for our Sarnia styrene facility are supplied from our Corunna, Ontario olefins facility. The balance of the benzene feedstock is obtained from nearby petroleum refineries. Except for some ethylene obtained through exchange, ethylene and benzene for the Bayport and Channelview facilities are obtained from external sources. Our global styrenic polymer feedstock requirements can currently be satisfied through internal styrene monomer production. Where styrene monomer is geographically dislocated, we may use a series of transatlantic swap arrangements with other producers to position the monomer where we need it.

Profitability in our Styrenics business is driven by styrene monomer because worldwide production capacity for polystyrene and other monomer derivatives exceeds that of styrene monomer. Peak market conditions for styrenics typically exist when nameplate styrene monomer operating rates are above 92% for a sustained period of time. At this operating rate, price usually moves independent of feedstock costs causing margin expansion.

Three separate acquisitions of styrenics assets from ARCO, Huntsman and Shell contributed to our long position in styrene, with more monomer than we require for our own polystyrene production. Our current annual styrene monomer production capacity, together with long-term supply contracts, exceeds our annual requirements for styrenic polymers production by approximately one billion pounds. When demand for styrene and polystyrene weakens, we are forced to sell excess styrene at low spot prices, which negatively impacts our profit margins. In a tight market, our long styrene position secures styrene for the optimum balance of styrene monomer and styrenic polymer sales. As a result, in peak conditions, a long styrene monomer position provides a source of earnings leverage.

In 2002, we signed a long-term styrene monomer contract with BASF Corporation under which we supply styrene monomer feedstock to BASF’s styrenics business in the North American region and, in turn, BASF supplies styrene monomer to our European Styrenics business. This provides both companies with styrene monomer at producer economics. To fulfill this requirement, we announced a 450 million pound debottlenecking of our Bayport styrene monomer plant.

In 2002, our Styrenics business focused on eliminating high cost production. We closed our 100 million pound suspension polystyrene reactor in Chesapeake, Virginia, bringing our total polystyrene closures over the last two years to 330 million pounds of North American capacity. In 2002, we also shut down suspension solid polystyrene reactors at our Breda facility in the Netherlands and eliminated 55 million pounds, or 8%, of our European polystyrene capacity. This shutdown is expected to reduce fixed costs by about $2 million annually and improve the efficiency of the Breda facility. We also idled our Carrington, United Kingdom expandable polystyrene, or EPS, facility, resulting in a reduction of 165 million pounds, or 24%, of our European EPS production. This is expected to generate a fixed-cost reduction of approximately $3 million annually.

RESULTS OF OPERATIONS – 2002 COMPARED TO 2001

Our financial performance in 2002 improved over 2001 but remained challenging due to continued excess supply in our Olefins/Polyolefins and Styrenics businesses. While lower average prices led to lower revenues during 2002, overall demand for our products increased, which lead to higher sales volumes and higher margins. Total revenue decreased $103 million, or 3%, from $3,194 million in 2001 to $3,091 million in 2002. However, lower average feedstock prices combined with improved volumes resulted in our EBITDA increasing by $153 million, or 247%, from $62 million in 2001 to $215 million in 2002. Our net loss to common shareholders decreased to $112 million in 2002 from a $161 million loss in 2001. Similarly, our net loss to common shareholders before unusual items decreased to a $106 million loss from a $202 million loss in 2001. For a discussion of unusual items, see “Supplemental Earnings Measures.”

Olefins/Polyolefins Segment

Polyethylene sales volumes for 2002 and 2001 follow:

(MILLIONS OF POUNDS)	2002	2001
NOVAPOL® Resins
Joffre LLDPE	1,229	1,129
Moore LDPE	265	265
Moore HDPE	349	381
SCLAIR® Resins	592	617
Advanced SCLAIRTECH™ technology resins	410	188
Total	2,845	2,580

Revenues - Revenues from our Olefins/Polyolefins business decreased $84 million, or 4%, from $2,014 million in 2001 to $1,930 million in 2002. The decrease was primarily due to lower average sales prices. Our North American sales volumes were up approximately 15% and international sales volumes were down approximately 16%. The net result for our 2002 polyethylene sales volumes was a 10% increase over 2001 levels. The majority of this increase was from the sales of Advanced SCLAIRTECH technology resins in the United States.

Feedstock and Operating Costs - Feedstock and operating costs decreased $135 million, or approximately 9%, from $1,581 million in 2001 to $1,446 million in 2002. Average prices for natural gas and crude oil were flat to down versus 2001 levels. Despite additional costs for the Advanced SCLAIRTECH technology polyethylene plant, our fixed costs declined due to other cost reduction efforts.

Segment EBITDA - In our Olefins/Polyolefins business, segment EBITDA, or operating income before depreciation and amortization, increased $44 million, or 23%, from $189 million in 2001 to $233million in 2002. The increase resulted from higher sales volumes. While average margins were similar in both 2001 and 2002, the trends were quite different. During 2001, margins deteriorated through the year, bottoming out in the fourth quarter. In 2002, margins generally increased through the first three quarters, but fell off somewhat in the fourth quarter.

The following table provides a reconciliation from operating income to EBITDA.

(MILLIONS OF DOLLARS)	2002	2001
Operating income	$67	$57
Depreciation and amortization	166	132
EBITDA	$233	$189

Net Loss - Our Olefins/Polyolefins business reported a net loss of $5 million in 2002, compared to a net loss of $2 million in 2001.  Total ethylene and polyethylene sales volumes were up 11% over 2001. The 2002 results were impacted by higher depreciation costs due to the full year operation of our new Advanced SCLAIRTECH technology polyethylene plant.

In response to higher feedstock prices, we withdrew a polyethylene temporary voluntary allowance in January 2003, making a previously announced price increase effective immediately. In addition, we announced several price increases, which are scheduled to take effect in the first quarter of 2003. Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag behind price increase announcements due to the timing of publication.

Ethylene operating rates are expected to increase because no significant new capacity is expected before 2005. During 2003, approximately 6% of North American ethylene capacity is expected to be lost to planned turnarounds. In addition, The Dow Chemical Company has announced that they will close two of their higher-cost ethylene plants, representing 2.5 billion pounds, or 3%, of North American ethylene capacity, by the end of 2003. Polyethylene producer inventories and customer inventories are at low levels and feedstock costs remain high, which are expected to support recent price increase announcements. The improvement of industrial production, combined with little new North American capacity in the next three years, is expected to improve operating rates further.

Styrenics Segment

Styrenics sales volumes for 2002 and 2001 follow:

(MILLIONS OF POUNDS)	2002	2001

Styrene monomer(1)	1,256	1,014
Polystyrene	2,180	2,282
High performance styrenics including DYLARK and other	281	314
Total	3,717	3,610

(1) Third party sales only.

Revenues - Revenues from our Styrenics business decreased $9 million, or 1%, from $1,314 million in 2001 to $1,305million in 2002. While styrenics prices in many segments increased year over year, the product mix across our Styrenics portfolio offset these increases. Total styrenics sales volumes in 2002, including both styrene monomer and styrenic polymers, were up 3% from 2001. Sales volumes of our styrenic polymers were lower in 2002 than in 2001.

Feedstock and Operating Costs - Feedstock and operating costs decreased $105 million, or approximately 8%, from $1,320 million in 2001 to $1,215 million in 2002. Benzene marker prices in North America rose over 97% from a low of $0.70 per gallon at the end of 2001 to $1.38 per gallon at the end of 2002. Although benzene benchmark prices increased year over year, our realization of the full amount of this cost is delayed, since we use a FIFO inventory costing methodology. Average benchmark prices for ethylene decreased from $0.26 in 2001 to $0.22 in 2002.

Segment EBITDA - In our Styrenics business, segment EBITDA in 2002 was a loss of $18 million versus a loss of $127 million in 2001. The improvement over 2001 was due mainly to higher margins resulting from higher industry capacity utilization rates and lower average feedstock costs. In addition to better margins, our Styrenics business improved its performance by implementing several cost cutting initiatives, including asset rationalization and restructurings.

The following table provides a reconciliation from operating income to EBITDA.

(MILLIONS OF DOLLARS)	2002	2001
Operating income	$(118)	$(225)
Depreciation and amortization	100	98
EBITDA	$(18)	$(127)

Due to higher industry utilization rates, 2002 was a stronger year for styrene monomer. In 2001, market conditions for styrene monomer were weak, and we were forced to reduce our own styrene monomer production to meet minimum purchase obligations. This resulted in higher fixed costs per pound on our produced styrene monomer. In addition, we sold higher cost purchased monomer into a weak styrene monomer market. The negative impact on margins was approximately $65 million in 2001. In 2002, we did not reduce monomer production rates in our plants to meet minimum supply obligations so the impact of our long styrene monomer position was neutral.

Net Loss - Our Styrenics business recorded a net loss of $102 million in 2002, compared to a net loss of $181 million in 2001. Margins improved in 2002, as feedstock costs were lower than 2001. In addition, we achieved $9 million (after-tax) in synergies related to Shell’s European solid polystyrene and expandable polystyrene businesses acquired in 2000.

In the first quarter of 2003, our Styrenics business announced several price increases in response to rising feedstock costs. These price increases, which we expect to implement in the first quarter of 2003, were announced for styrene monomer and effectively all of our styrenic polymer product lines in North America and Europe. Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag behind price increase announcements due to the timing of publication. Polystyrene producer and customer inventories are at low levels and feedstock costs remain high, providing producers with support for recent price increase announcements.

In addition to the capacity that we closed or idled in 2001 and 2002, in January 2003, we acquired the polystyrene customer list from Deltech Polymers Corporation when they chose to cease production of 140 million pounds of polystyrene, removing an additional 2% of North American production capacity. We are supplying their customers from our existing facilities. BASF also announced North American polystyrene capacity reductions of 12%, or an additional 2.4% of total North American capacity.

In 2002, global styrene monomer operating rates averaged 90% of nameplate capacity due to several planned and unplanned outages during the year. In comparison, the rates in 2001 and 2000 were 88% and 91%, respectively. Operating rates in 2002 were similar to 2000 when our styrene monomer business experienced relatively high margins. However in 2002, margins expanded in the first half of the year on a tighter supply/demand balance but could not withstand the rapidly increasing benzene prices and weaker demand in the second half of year. Global polystyrene operating rates were 80% in 2002 compared to 75% in 2001. Inventory levels of styrene monomer were very low at the end of 2002 due to inventory depletion which occurred throughout the supply chain in the second half of 2002.

Other Items

The following items have not been discussed in the Olefins/Polyolefins or the Styrenics business segments.

Methanex Investment - Our share of Methanex’s earnings before unusual items was $32 million in 2002, compared with $14 million in 2001. Our share of Methanex’s earnings after unusual items was $5 million in 2002, compared to $11 million in 2001. This includes unusual items of $27 million in 2002 and $3 million in 2001. Global methanol prices improved throughout 2002, and the market remained tight. Supply limitations and a recovery in demand contributed to higher methanol prices in the second half of the year.

Methanex Investment

(MILLIONS OF DOLLARS)	2002	2001
Equity earnings (after-tax)	$32	$14
Unusual items (after-tax)	(27)	(3)
Net equity earnings	$5	$11

Other Operating Expenses - Depreciation and amortization expense increased by $36 million, or 16%, from $230 million in 2001 to $266 million in 2002. The increase was primarily the result of additional depreciation associated with the full year operation of our new Advanced SCLAIRTECH technology polyethylene plant and related infrastructure. Selling, general and administrative expenses decreased $15 million, or 8%, from $191 million in 2001, to $176 million in 2002 due to continued cost reduction and streamlining efforts. Research and development expenses decreased slightly from $40 million in 2001 to $39 million in 2002.

Restructuring and Other Unusual Items - Unusual items in 2002 consisted of a gain on the sale of our interest in the Cochin Pipeline, restructuring charges related to streamlining our operations, our proportional share of a Methanex write-down associated with a plant closure, and benefit from a reduction of an accrual for site restoration costs. The net amount of these unusual items was a $6 million loss in 2002. This compares with an unusual gain of $41 million in 2001 relating primarily to an IRS settlement and the effect of legislated reductions in Canadian tax rates.

Interest Expense (Net) - Net interest expense decreased slightly from $88 million in 2001 to $87million in 2002. A decrease in interest expense due to a reduction in outstanding debt was largely offset by an increase due to not capitalizing interest in 2002. In 2001, we capitalized $18 million of interest costs relating to the Joffre expansion.

Income Taxes - Income tax recoveries declined to $13 million in 2002 from $83 million in 2001 due to reduced losses in 2002 as well as additional tax benefits from unusual items in 2001.

Net Loss

For 2002, we reported a net loss of $81 million, compared to a net loss of $128 million in 2001. Our financial performance in 2002 improved over 2001 but remained challenging due to continued excess supply in our Olefins/Polyolefins and Styrenics businesses. During 2002, demand for our products increased, leading to higher sales volumes and higher margins.

RESULTS OF OPERATIONS – 2001 COMPARED TO 2000

Our financial performance in 2001 declined significantly from 2000 due to weak customer demand and soft sales volumes in our Olefins/Polyolefins and Styrenics businesses. These factors forced cuts in prices to maintain market share, which coupled with volatile feedstock pricing, resulted in margin decline of $663 million in 2001, compared to the margin improvement of $307 million in 2000. Total revenue decreased $722 million, or 18%, from $3,916 million in 2000 to $3,194 million in 2001. Our EBITDA decreased $658 million, or 91%, from $720 million in 2000 to $62 million in 2001. Our net loss to common shareholders decreased to $161 million in 2001 from income of $266 million in 2000. Our net loss to common shareholders before unusual items was $202 million in 2001, compared to net income of $287 million in 2000. See “Supplemental Earnings Measures.”

Olefins/Polyolefins Segment

Polyethylene sales volumes for 2001 and 2000 follow:

(MILLIONS OF POUNDS)	2001	2000
NOVAPOL Resins
Joffre LLDPE	1,129	1,327
Moore LDPE	265	318
Moore HDPE	381	452
SCLAIR Resins	617	603
Advanced SCLAIRTECH technology resins	188	—
Total	2,580	2,700

Revenues - Revenue from our Olefins/Polyolefins business decreased $214 million, or 10%, from $2,228 million in 2000 to $2,014 million in 2001. The decrease was primarily due to lower average sales prices. Total 2001 polyethylene sales volumes were down 4% from 2000 due to slowing demand. Overall, polyethylene volumes in North America were up 3% and international volumes were down 44%.

Feedstock and Operating Costs - Feedstock and operating costs increased $170 million, or 12%, from $1,411 million in 2000 to $1,581 million in 2001. Higher natural gas and utility costs, coupled with lower co-product pricing, more than offset any benefit of lower crude oil costs.

Segment EBITDA - In our Olefins/Polyolefins business, segment EBITDA decreased $336 million, or 64%, from $525 million in 2000 to $189 million in 2001. Demand for polyethylene started to fall off in 2000. The effects of slowing demand were compounded by new ethylene and polyethylene capacity and record high feedstock costs in the first part of the year. In addition, results for the second half of the year reflect our new Advanced SCLAIRTECH technology polyethylene plant costs. The plant focused on new product development and commercialization and did not produce maximum volume.

The following table provides a reconciliation from operating income to EBITDA.

(MILLIONS OF DOLLARS)	2001	2000
Operating income	$57	$439
Depreciation and amortization	132	86
EBITDA	$189	$525

Net Loss - Our Olefins/Polyolefins business recorded a net loss of $2 million in 2001, compared to net income of $258 million in 2000. Our Olefins/Polyolefins business experienced approximately $100 million in additional depreciation, interest and other fixed costs with the completion of the capital expansion at Joffre, Alberta. We ran our third ethylene cracker and our new Advanced SCLAIRTECH technology polyethylene facility at planned start up rates. Margins were also hurt by weak market conditions, which significantly impacted the price we were able to obtain from sales of initial polyethylene production at the new facility.

Styrenics Segment

Styrenics sales volumes for 2001 and 2000 follow:

(MILLIONS OF POUNDS)	2001	2000
Styrene(1)	1,014	1,276
Polystyrene	2,282	2,731
High performance styrenics including DYLARK and other	314	304
Total	3,610	4,311

(1) Third party sales only.

Revenues - Revenues from our Styrenics business decreased $552 million, or 30%, from $1,866 million in 2000 to $1,314 million in 2001, reflective of market conditions during 2001. The decrease in revenues was due to both lower volumes and prices. Prices declined in all business areas, and total sales volumes decreased 16% from 2000 levels.

Feedstock and Operating Costs - Feedstock and operating costs decreased $229 million, or approximately 15%, from $1,549 million in 2000 to $1,320 million in 2001. The major drivers in the decline in costs were reduced production and lower sales volumes. Benchmark prices for our major feedstocks, ethylene and benzene, also decreased in 2001, however we did not see the full effect of this decline until 2002 because we use a FIFO inventory-costing methodology.

Segment EBITDA - In our Styrenics business, segment EBITDA in 2001 was a loss of $127 million versus earnings of $195 million in 2000. The significant decline from 2000 was in part due to lower volumes. In addition, the margins declined as a result of lower prices and flat feedstocks, as described above.

The following table provides a reconciliation from operating income to EBITDA.

(MILLIONS OF DOLLARS)	2001	2000
Operating income	$(225)	$93
Depreciation and amortization	98	102
EBITDA	$(127)	$195

Net Income (Loss) - In 2001, our Styrenics business recorded a net loss of $181 million, compared to net income of $42 million in 2000. Our Styrenics business experienced lower demand and softening margins throughout the year as a result of ongoing economic weakness in North America and Europe, as well as customer inventory depletion. In 2000, we acquired Shell’s European solid polystyrene and expandable polystyrene business. We achieved $9million (after-tax) of synergies from this transaction in 2001 with $13 million (after-tax) achieved against the three-year target of $19 million (after-tax).

Other Items

The following items have not been discussed in the Olefins/Polyolefins or the Styrenics business segments.

Methanex Investment - Our share of Methanex’s earnings before unusual items was $14 million in 2001, as compared to $23 million in 2000. 2001 results included a $3 million charge for our portion of a restructuring charge resulting in earnings after unusual items of $11 million compared with earnings of $23 million in 2000. Methanol prices improved in the first half of 2001 as the methanol supply/demand balance tightened. By mid-year 2001, demand for methanol, and therefore pricing, began to fall due to the global economic slowdown. In 2001, methanol demand declined by an estimated 5%. The average realized price for methanol fell from a level of $225 per metric tonne in the first quarter of 2001 to $115 per metric tonne in the fourth quarter of 2001.

Methanex Investment

(MILLIONS OF DOLLARS)	2001	2000
Equity earnings (after-tax)	$14	$23
Unusual items (after-tax)	(3)	—
Net equity earnings	$11	$23

Other Operating Expenses - Depreciation and amortization expense increased by $42million, or 22%, from $188 million in 2000 to $230 million in 2001, due to the completion of the Joffre expansion in mid-2001. There was a reduction of $6 million in selling, general and administration in 2001 due to cost reduction efforts. Research and development expenses increased $1 million from 2000 due to spending on improving product performance characteristics and production processes.

Restructuring and Other Unusual Items - Unusual items resulted in a $41 million net gain (after-tax) in 2001, as compared to a $21 million net loss in 2000. Unusual items in 2001 included a $44 million (after-tax) gain regarding settlements with the Internal Revenue Service on foreign tax credits for prior years, a $17 million benefit related to the impact of legislated reductions in Canadian provincial income tax rates on future tax liabilities, a fourth quarter $17 million (after-tax) charge related to restructuring and our proportional share of a Methanex plant write-down. Our restructuring charge in 2001 related to employee severance costs, as well as project and other asset write-offs. This charge was significantly lower than the restructuring charge in 2000 of $71 million (after-tax), which included a plant closure at Joliet, Illinois, other line closures and related employee severance. In 2000, a further $29 million benefit from reductions in Canadian provincial income tax rates on future tax liabilities and a $21 million after-tax gain on sale of Dynegy Inc. preferred shares brought the unusual items to a $21 million net loss.

Interest Expense (Net) - Net interest expense increased to $88 million in 2001 from $45 million in 2000, primarily due to the completion of the Joffre, Alberta expansion. The total interest expense in 2000 was lower because we capitalized interest during the construction period.

Income Taxes - Income taxes declined by $214 million in 2001 from an expense of $131 million in 2000 to a recovery of $83 million in 2001 due to the significant reduction in earnings from operations during the year.

Net Income (Loss)

In 2001, we reported a net loss of $128 million, compared to net income of $302 million in 2000. Business conditions were difficult in 2001 and reflect the trough environment the chemical industry was experiencing. Weak customer demand and soft sales volumes reduced prices. This, coupled with volatile feedstock pricing, resulted in margin decline of $663 million in 2001, compared to margin improvement of $307 million in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are cash flows from operations, accounts receivable securitization programs and borrowings under our revolving credit facility. Our principal uses of cash are capital expenditures and debt service.

Cash Flow

Funds generated from operations improved significantly from 2001 to 2002. During 2001, we took steps to generate cash and reduce debt. This focus continued into 2002 and resulted in significant reductions in working capital, fixed costs and capital spending. We also sold non-strategic assets, the most significant of which was our 20% interest in the Cochin Pipeline. Additionally, we received a substantial tax refund in 2002. As a result of our improved business performance and our focus on cash flow maximization, we reduced debt by $307 million during 2002.

A summary of the cash inflows and outflows, which contributed to our debt reduction, is shown below:

(MILLIONS OF DOLLARS)	2002	2001	2000
INFLOWS
Funds generated from operations	$153	$94	$611
Reduction (increase) in operating working capital	206	184	(260)
Cash generated from operations	359	278	351
Asset sale proceeds	82	—	741
Other	24	39	4
Total inflows	465	317	1,096
OUTFLOWS
Capital expenditures	(71)	(168)	(440)
Turnaround costs, long-term investments and other assets	(18)	(156)	(8)
Shell acquisition	—	—	(212)
Common share buy-back program	—	—	(150)
Dividends and distributions	(54)	(56)	(59)
Increase in non-operating working capital	(11)	(22)	(187)
Total outflows	(154)	(402)	(1,056)
Reduction (increase) in cash	(4)	17	32
DEBT (ADDITION) REDUCTION	$307	$(68)	$72

Inflows of Cash - Funds from operations improved to $153 million in 2002 from $94 million in 2001, but remained substantially below the $611 million generated in 2000. We reduced operating working capital by $206 million in 2002 by receiving $182 million of tax refunds and improving cash flow cycle time, or CFCT, which is measured as operating working capital divided by average daily sales. We reduced our operating working capital requirements from 60 days of sales at the end of 2000, to 39 days of sales at the end of 2001 to 20 days of sales at the end of 2002. If we had maintained our 2001 year-end operating working capital days of sales levels, we would have tied up $170 million more in operating working capital at the end of 2002. We expect CFCT to average between 25 to 30 days over the long term. We expect to receive approximately $20 million in tax refunds in early 2003. In total, we generated $359 million in cash from operations versus $278 million in 2001 and $351 million in 2000.

We also received $82 million of cash from the sale of non-strategic assets during 2002. The sale of our 20% interest in the Cochin Pipeline generated $64 million and other asset sales contributed $18 million.

In the third quarter of 2002, Methanex announced the commencement of a regular quarterly dividend to shareholders of $0.05 per share. We received approximately $4 million in the second half of the year from this regular dividend. On January 27, 2003, Methanex also announced a special dividend of $0.25 per share. Our share was approximately $12 million and was received on February 14, 2003. This is the first special dividend that Methanex has issued and is reflective of a strong methanol market. These dividend payments will have no tax impact because dividends from one taxable Canadian company to another taxable Canadian company are tax-free. In accordance with standard equity accounting, the receipt of this dividend was recorded as a reduction in our investment in Methanex.

We received $33 million in cash related to the margin account for the retractable preferred shares (see Note 12 to the consolidated financial statements). The amount of restricted cash required to be on deposit is dependent upon the market value of our 9.04% and 9.50% preferred securities.

Outflows of Cash - We reduced our capital spending program to $71 million during 2002 compared to the $168 million spent in 2001 and the $440 million spent in 2000. If business conditions improve, we will have a capital spending program of between $125 million to $150 million in 2003 focused primarily on sustaining capital and small growth projects. We also spent $27 million in 2002 on scheduled maintenance of plants, known as turnarounds. We expect to spend approximately $18 million on scheduled turnarounds in 2003.

Commitments

We have various commercial commitments, including operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw materials purchased pursuant to agreements entered into to secure short and long-term supply. While we have some fixed price raw materials agreements, prices are typically based on market or a cost plus basis and fluctuate with changes in the underlying raw material indices. Obligations have been calculated using year-end pricing for purposes of the chart on the following page.

Contractual Cash Obligations

(MILLIONS OF DOLLARS)	PAYMENTS DUE BY PERIOD
	TOTAL	2003	2004-2005	2006-2007	AFTER 2007
Long-term debt(1)	$1,215	$4	$102	$304	$805
Operating leases(2)	536	41	77	68	350
Unconditional purchase obligations(3)	6,650	1,477	1,285	1,148	2,740
Total contractual cash obligations	$8,401	$1,522	$1,464	$1,520	$3,895

(1)    Includes current portion and bank loans.

(2)    Includes property, railcar and other equipment.

(3)    We could mitigate the impact of excess quantities of raw materials and feedstock commodities resulting from fixed purchase commitments by reselling these products at market prices.

Liquidity

We meet our short-term liquidity needs through cash flows from operations, our accounts receivable securitization programs and borrowings under our revolving credit facility. In addition, we continue to consider the sale of certain non-strategic assets.

Credit Facility - We have a two-year committed revolving credit facility of $310 million expiring April 3, 2004. Financial covenants related to this facility are as follows:

COVENANT	REQUIREMENT
Minimum EBITDA to Interest:(1)
12 months ending December 31, 2002	0.75 : 1.0
12 months ending March 31, 2003	1.50 : 1.0
12 months ending June 30, 2003	2.00 : 1.0
12 months ending September 30, 2003	2.50 : 1.0
12 months ending December 31, 2003	3.00 : 1.0
12 months ending March 31, 2004	3.50 : 1.0

Maximum Debt to Total Capitalization:	55%
Minimum Shareholders’ Equity:	$1.4 billion plus 50% of positive earnings

(1) Interest includes preferred share dividends and distributions.

At December 31, 2002, we had $20 million of letters of credit outstanding under the revolving credit facility, and $290 million of available borrowing capacity. We are in compliance with all covenants under the revolving credit facility. We are currently in discussions with the bank syndicate for purposes of amending and extending this credit facility.

Accounts Receivable Securitization - Our off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. We have been engaged in the current programs since 1999. The programs were renewed during 2002 until September 23, 2003. We sell trade accounts receivable to third parties, on a revolving basis, to a maximum of $195 million (see Note 4 to the consolidated financial statements). At December 31, 2002, $163 million in receivables were sold under the programs. Of this amount, $103 million was sold via a special purpose entity, or SPE, that is 100% owned by us. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. We have no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in our financial statements. We conduct no other business through SPEs.

Total Return Swap - In connection with the acquisition of styrenics assets from Huntsman Corporation on December 31, 1998, our subsidiary, NOVA Chemicals Inc., issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares have the right to exchange the shares (a “retraction”) for our common shares (plus preferred shares if the market value of such common shares is less than $198 million).

During 2001 and 2002, certain changes were made to the terms of the retractable preferred shares and related stockholder agreements giving us the right to call the retractable preferred shares on or after December 15, 2001. These changes effectively provide us with the right to repurchase the retractable preferred shares prior to any retraction into our common shares. If we do not exercise our repurchase rights prior to October 1, 2003, the market-based exchange rate at which the retractable preferred shares may be retracted into our common shares (and, accordingly, the effective price at which the common shares would be issued) will be fixed on that date. The number of our common shares issuable upon a retraction remains limited to a maximum of 8.5 million shares with the balance of the obligation, if any, met through the issuance of preferred shares. The dividend rate on the retractable preferred shares is 2% per year.

Coincident with making the above changes, we entered into a total return swap, which terminates on October 1, 2003, with respect to the retractable preferred shares. Under the terms of the total return swap: (i) the counterparty pays us the total return on the retractable preferred shares (dividends plus positive changes in equity value of the preferred shares, capped at $191 million until termination or sale at which time any such positive changes are not capped) and (ii) we pay the counterparty a spread to LIBOR as well as any negative changes in the equity value of the retractable preferred shares.

We are obligated under the swap to provide margin (cash, government securities or a letter of credit) equal to 20% of the original notional amount of $191 million, which is currently satisfied by a letter of credit. In addition, we are also obligated under the swap to provide margin equal to the difference between the original notional amount and the current notional amount of $180 million, which will be reduced to $126 million as of April 1, 2003. This margin is currently satisfied by posting restricted cash. If the equity value of the retractable preferred shares decreases by 5% or more at any time, we are required to post additional margin. If the equity value of the retractable preferred shares increases by 5% or more, any excess collateral will be returned to us. Changes in equity value of the retractable preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 9.04% and 9.50% preferred securities issued by us.

If we default on other debt with an aggregate principal amount of $25 million or more or the closing price of our common shares is $15.00 or less or upon certain other credit events, the counter-party will have the right to sell the retractable preferred shares to a third party and terminate the swap. We would then owe the counterparty the difference between the actual sale price received by the counterparty and the most recent adjusted notional equity value of the retractable preferred shares (in the event the difference was negative). Subsequent to the termination of the swap, we may, at our option, repurchase the retractable preferred shares for $198 million plus accrued and unpaid dividends.

Capitalization

Our debt to total capitalization declined in 2002 to 43.8% from 48.5% in 2001. Our target is to average about 40% debt to total capitalization over the course of the commodity chemical cycle. Under Canadian GAAP, our preferred securities due 2047 and 2048 are accounted for as equity.

We had only $4 million of current debt outstanding at December 31, 2002. Our $150 million of 7% debentures due August 15, 2026 are putable to us at par at the option of the holders on August 15, 2003, but continue to be classified as long-term debt as we have sufficient capacity available on our long-term credit facility to repay these debentures should the holders exercise their option.

Financial Ratios

DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT WHERE NOTED)	2002		2001		2000
Long-term debt (1)	$1,215		$1,522		$1,451
Shareholders’ equity	1,561		1,614		1,926
Total capitalization	$2,776		$3,136		$3,377

Debt to total capitalization	43.8%		48.5%		42.9%
Interest coverage (deficiency) on long-term debt (2)	(0.1	)x	(1.7	)x	4.8	x

(1)   Includes current portion and bank loans.

(2)   Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes divided by annual interest requirements on long-term debt.

Credit Ratings

Our current senior unsecured debt ratings are as follows: DBRS – BBB (low)(stable); Standard & Poor’s - BB+ (stable); and Moody’s - Ba2 (stable). During 2002, Moody’s and Standard & Poor’s downgraded our credit ratings. Moody’s lowered our corporate credit rating to Ba2 from Baa3 and Standard & Poor’s lowered our rating to BB+ from BBB-. Both Moody’s and Standard & Poor’s changed their outlook from negative to stable. The downgrades had no material impact on any of our lending arrangements.

SUPPLEMENTAL EARNINGS MEASURES

In addition to providing earnings measures in accordance with Canadian GAAP, we present certain supplemental earnings measures. These are earnings before interest, taxes, depreciation and amortization (EBITDA) and net income (loss) to common shareholders before unusual items. These measures do not have any standardized meaning prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining our ability to generate cash from operations. EBITDA can be determined from the consolidated statements of income (loss) by adding back income taxes, interest expense, other gains, equity in the earnings (losses) of affiliates, depreciation and amortization and restructuring charges to net income (loss).

Net Income (Loss) to Common Shareholders Before Unusual Items

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets and restructuring charges are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Net income (loss) to common shareholders before unusual items	$(106)	$(202)	$287
Unusual items:
Restructuring charges	(15)	(17)	(71)
Tax settlements with IRS	—	44	—
Methanex asset write-down and restructuring charges	(27)	(3)	—
Reductions in income tax rates on future tax liabilities	—	17	29
Gain on sale of Dynegy Inc. preferred shares	—	—	21
Gain on sale of assets	36	—	—
Total unusual items	$(6)	$41	$(21)
Net income (loss) to common shareholders after unusual items	$(112)	$(161)	$266

Changes to Supplemental Earnings Measures in 2003

Effective March 28, 2003, new SEC rules with respect to non-GAAP financial measures will come into effect. These rules will not permit the exclusion of certain items when presenting non-GAAP financial measures. Had we been following these rules during the periods presented in this report, the following items would not be excluded when presenting EBITDA and net income (loss) to common shareholders before unusual items: restructuring charges, tax settlements with IRS, Methanex asset write-down and restructuring charges, and reductions in income taxes on future tax liabilities. Accordingly, the following amounts would have been reported:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000

EBITDA	$195	$35	$602
Net income (loss) to common shareholders before unusual items	$(148)	$(161)	$245
Earnings (loss) per share before unusual items:
– Basic	$(1.71)	$(1.89)	$2.76
– Diluted	$(1.71)	$(1.89)	$2.49

DIVIDENDS AND DISTRIBUTIONS

Common Share Dividends

Historically, we have paid dividends on our common shares at the rate of $0.10 Canadian dollars per quarter. In 2002, we paid $23 million in dividends on our common shares. There are currently no material contractual restrictions on our ability to declare and pay dividends on our common shares. The declaration and payment of dividends is at the discretion of our Board of Directors, which will consider earnings, capital requirements, our financial condition and other relevant factors. It is, however, our intention to retain most of our earnings to support current operations, further reduce our debt, and continue to pay dividends at historic levels.

Preferred Securities Distributions

We pay distributions on our preferred securities on a quarterly basis, at an annual rate of 9.50% on the $210 million of preferred securities due 2047 and 9.04% on the $172.5 million of preferred securities due 2048. We have the right to redeem the preferred securities at any time on or after October 22, 2003 and January 26, 2004, respectively. Distributions are tax deductible and deducted from income when determining diluted earnings per share. We have the right, under certain conditions, to elect to defer payment of distributions on the securities for up to 20 consecutive quarterly periods. No distributions have been deferred to date.

Retractable Preferred Share Dividends

We pay 2% annual dividends on the $198 million retractable preferred shares. These dividends are deducted from income when determining diluted earnings per share. Holders of the retractable preferred shares have the right to exchange the shares (a “retraction”) for our common shares (plus preferred shares if the market value of such common shares is less than $198 million).

The market based exchange rate at which the retractable preferred shares may be retracted into our common shares (and accordingly the effective price at which the common shares would be issued) will be determined on October 1, 2003.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The SEC recently issued a new rule, “Application of Critical Accounting Policies,” which requires companies to provide additional disclosure and commentary on those accounting estimates considered most critical to the application of their accounting policies. This rule considers accounting estimates to be critical if they are important to the company’s financial condition and results, and require significant judgment and estimation on the part of management in their application.

We believe the following represent the estimates most critical to the application of our accounting policies. Management has discussed the development and selection of these critical accounting estimates with the Audit, Finance and Risk Committee of our Board of Directors and the Audit, Finance and Risk Committee has reviewed our disclosure relating to such estimates in this Management Discussion and Analysis of Financial Condition and Results of Operations.

Plant, Property and Equipment (PP&E)

A judgmental aspect of accounting for PP&E involves determining whether an impairment of our assets exists. This assessment is critical due to its potential impact on our earnings. Canadian and United States accounting standards require that if the sum of the future cash flows together with the residual value expected to result from a company’s assets, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the financial statements by a charge to earnings.

Our Olefins/Polyolefins business has an established long-term record of profitability and, based on current asset carrying values and expected future cash flows, we have concluded the carrying value of its assets is appropriate. Our Styrenics business has not been as profitable and has recently reduced production capacity due to poor market conditions, temporarily idled the EPS units at our Carrington, United Kingdom plant as well as shut down several reactors in Europe and North America. We determined that the undiscounted sum of the expected future cash flows from our Styrenics plants significantly exceeded the recorded value of those plants, so we did not recognize impairment in accordance with Canadian and U.S. GAAP.

Our estimate of future cash flows is based on historical operating performance and the assumption that the business cycle pattern will continue in the future. Historically, there have been peaks in earnings performance, characterized by a tight supply/demand balance and improving margins, followed by trough periods when supply exceeds demand and lower margins result. We have assumed that we will earn margins in the future that are similar to margins earned in the past and that we will have a similar cost structure.

In addition, we are able to choose from alternative methods of depreciation. We have chosen the straight-line method rather than other methods, such as unit of production, because the straight-line method is more conservative and requires less estimation and judgment.

Environmental Liabilities

Canadian GAAP requires companies to provide for future plant decommissioning and site restoration costs through charges to income when those costs are reasonably determinable. We accrue these costs for active plants and those plants no longer used in our operations. At December 31, 2002, we had $29 million of accumulated reserve for these activities.

Decommissioning and site restoration costs for plant sites that have been divested or are no longer in use are expected to be approximately $12 million. We have fully reserved for these costs and believe the reserve to be adequate.

For currently operating plant sites, approximately $17 million has been accrued in anticipation of potential plant decommissioning and site restoration. We have undertaken a preliminary evaluation of the costs to conduct decommissioning and site restoration required to satisfy our commitments to Responsible Care®, contractual requirements and environmental legislation upon termination of operations at these plant sites.

Based upon the preliminary evaluation, we anticipate that a further $59 million may be required to decommission and restore all operating plants following termination of operations. Since these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, since the value of salvage, degree of natural attenuation, evolution of new technologies and potential future land uses may mitigate future environmental liabilities and potential costs.

In aggregate, we have estimated $88 million may be required to complete all decommissioning and restoration activities, net of salvage value. We are accruing this liability evenly over the remaining useful life of the plants, resulting in an annual charge to income of approximately $2 million.

Pensions

Canadian GAAP requires that actuarial gains and losses be recognized in our income using a systematic and consistent methodology. We have chosen to amortize such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. We chose this alternative because it avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce misleading volatility into our earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at December 31, 1999 to a $105 million loss at December 31, 2002.

We also make assumptions concerning factors such as mortality, termination, retirement, rate of increase in future compensation and discount rate, as well as the expected return on plan assets. These assumptions can impact our pension obligations and pension expense. We use the latest published mortality rate tables and select other assumptions in line with our actual experience. The expected return on plan assets reflects our estimate of asset returns over the life of the pension plans, not our actual return in any given year. Changes in these assumptions would need to be dramatic to cause a material impact to our pension obligation or pension expense amounts. For example, a 1% change in the expected return on plan assets would only impact earnings by approximately $2 million after-tax.

We contributed $11 million to all of our defined benefit pension plans in 2002 based on valuations filed with various pension regulators in various countries. Funding for our pension plans is largely driven by the Canadian pension plans since they constitute the vast majority of our pension plan assets and obligations. Since we are not required to file another valuation with the pension regulators in Canada until 2005, we do not anticipate our 2003 contributions will vary significantly from 2002 levels. If equity markets do not recover by 2005, we will be required to increase our contributions at that time.

ACCOUNTING STANDARDS

On January 1, 2002, we adopted the following new accounting standards as prescribed by the Canadian Institute of Chartered Accountants:

Stock-Based Compensation and Other Stock-Based Payments

The new recommendations encourage, but do not require, the use of the fair-value based method to account for stock-based awards granted to employees. We chose not to apply the fair-value method and continue to use the intrinsic-value method, where compensation expense, if any, is measured based on the excess of the market price of the stock over the option’s exercise price on the date of grant. As options are generally granted at the market price on the date of grant, no compensation cost results. See Note 14 to our consolidated financial statements for the pro forma amounts that would have resulted had compensation expense for stock options been determined based on the fair-value method.

Foreign Currency Translation

The new recommendations eliminated the deferral and amortization of unrealized translation gains and losses on foreign denominated monetary items with a fixed life. Our Canadian denominated debt is designated as a partial hedge of our Canadian assets, and the resulting unrealized foreign exchange gains or losses are deferred in a separate component of shareholders’ equity entitled “cumulative translation adjustment.”

Goodwill and Other Intangible Assets

The new recommendations require that new and existing goodwill and indefinite life intangible assets be tested annually for impairment, and not be subject to amortization. Intangible assets with a finite useful life are subject to amortization over their useful life. Our prior business combinations did not result in any goodwill being recorded and our intangible assets are primarily comprised of patents with finite useful lives.

The adoption of these standards had no significant effect on our financial position or results of operations. At present, no new Canadian accounting standards will require implementation that would materially impact our financial statements in 2003.

DISCLOSURE OF MARKET AND REGULATORY RISK

The Audit, Finance and Risk Committee of our Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure.

For further details on our hedging activities, see Note 23 to the consolidated financial statements.

Foreign Exchange Hedging

We conduct business in various countries where certain revenues and expenses are determined in currencies other than the U.S. dollar. See chart under “Factors Affecting Financial Performance” on page 38 for our exposure to the Canadian dollar and Euro. Our earnings exposure to the Canadian dollar is hedged, through March 2003, with forward contracts to fix the exchange rate. The Canadian dollar averaged $0.64 per U.S. dollar in 2002, which was lower than the fixed rates in the forward contracts. As a result, after-tax earnings in 2002 were $33 million lower than they would have otherwise been.

The remaining $100 million of forward contracts in the program at December 31, 2002 will mature during the first quarter of 2003. The unrecognized after-tax mark-to-market loss on these hedges is $7 million based on a 63¢ Canadian dollar on December 31, 2002. We do not intend to renew this hedging program.

We have not hedged our exposure to fluctuations in the Euro.

Commodity Hedging and Feedstock Acquisition

We manage our exposure to fluctuating commodity prices on our physical feedstock requirements by varying our mix of fixed and floating price contracts and by entering into commodity futures contracts, swaps and options. The extent to which hedging instruments are used depends on market conditions and requires adherence to our hedging policy. We also limit our positions in futures markets to our proprietary feedstock requirements and do not use hedging instruments for speculative purposes.

Our feedstock acquisition team manages our position in the volatile natural gas and crude markets in an effort to moderate the risks of fluctuations in feedstock prices to lower overall feedstock costs. As a result of our hedging activities, after-tax earnings in 2002 increased by $9 million compared to $55 million in 2001. On December 31, 2002, the unrecognized after-tax mark-to-market value of all commodity positions was a net gain of $8 million which includes an $11 million gain (after-tax) in the fourth quarter from certain natural gas positions. As a result, we received cash payments of $17 million (before-tax) during the fourth quarter. These gains will be amortized to income over the remaining terms of the related feedstock purchase commitments from January 2003 to March 2005.

Interest Rate Hedging

We use interest rate swaps to manage our mix between fixed and floating interest rate exposure. During 2002, we monetized a before-tax gain of $13 million on swaps entered into in 2001. The gain is being amortized over the life of the series of related debt that extends to May 2006 and April 2009. Of the gain, $12 million remained deferred at December 31, 2002.

At December 31, 2002, 98% of our debt had fixed interest rates averaging 6.7%; and 2% of our debt had floating interest rates averaging 4.4%.

Credit Risk Management

We are exposed to credit risk on financial instruments given the possibility a counterparty to an instrument in which we are entitled to receive payment of an unrealized gain fails to perform. We only transact with counterparties having an appropriate credit rating for the risk involved. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. Counterparty risk is reviewed with the Audit, Finance and Risk Committee.

Concentration of credit risk can result primarily from our receivables, as certain customer groups are located in the same geographic area and operate in the same industry. We manage our credit risk relating to these receivables through credit approval and monitoring procedures.

QuickLinks

TABLE OF CONTENTS
TRADEMARKS
U.S. DOLLAR REPORTING
FORWARD-LOOKING INFORMATION
THE CORPORATION
HISTORICAL DEVELOPMENT
RECENT DEVELOPMENTS
SUBSIDIARIES OF NOVA CHEMICALS
NOVA CHEMICALS' SUBSIDIARIES AND ASSOCIATED COMPANIES
BUSINESS
General
Production Facilities
Product Flow Chart
Facility Profile
Olefins/Polyolefins
Styrenics
Methanex — Equity Investment
DISTRIBUTION OF PRODUCTS
Geographic Distribution of Revenue by Segment
LOGISTICS
COMPETITION
PATENTS, LICENSES AND TRADEMARKS
TECHNOLOGY
Olefins/Polyolefins
Styrenics
RESEARCH AND DEVELOPMENT
Olefins/Polyolefins
Styrenics
GOVERNMENT REGULATION AND ENVIRONMENTAL PROTECTION
EMPLOYEE AND LABOUR RELATIONS
FOREIGN OPERATIONS
PROPERTIES
LEGAL PROCEEDINGS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
THREE YEAR SELECTED CONSOLIDATED FINANCIAL INFORMATION
DIVIDENDS
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARKET FOR SECURITIES
COMMON SHARES
PREFERRED SECURITIES
MANAGEMENT OF NOVA CHEMICALS
DIRECTORS
EXECUTIVE OFFICERS
BOARD OF DIRECTORS
COMMITTEES OF THE BOARD OF DIRECTORS
ADDITIONAL INFORMATION