Form 40-F
period 2003-12-31
NOVA CHEMICALS CORP /NEW
filed 2004-03-15
CIK 922960

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003	Commission File Number 1-13064

NOVA Chemicals Corporation

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Province or other jurisdiction of incorporation or organization)

None

(Primary Standard Industrial Classification Code Number (if applicable))

None

(I.R.S. Employer Identification Number (if applicable))

1000, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5 (403) 750-3600

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

As of December 31, 2003:  87,099,781 Common Shares  were outstanding.

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

Registration Statement on Form S-8  #33-77308

Registration Statement on Form S-8  #333-11280

Registration Statement on Form S-8  #333-12910

Registration Statement on Form S-8  #333-101793

Registration Statement on Form S-8  #333-109424

Registration Statement on Form F-9  #333-13824

Registration Statement on Form F-10  #333-113038

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

B.            Exhibits

Attached hereto are:

1.                                       Audited financial statements and related schedules

2.                                       Management’s Discussion and Analysis

3.                                       Consent of Ernst & Young LLP

4.                                       CEO and CFO Certificates

5.                                       Certification of principal executive officer pursuant to 18 U.S.C. § 1350; and

6.                                       Certification of principal financial officer pursuant to 18 U.S.C. § 1350.

2

CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.  Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls.  There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The information required by Item 8 of General Instruction B is located under the heading “Committees of the Board of Directors” in the Management Information Circular dated February 12, 2004, which is filed as an exhibit to NOVA Chemicals’ Report on Form 6-K dated March 15, 2004.

CODE OF ETHICS

NOVA Chemicals has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  You can view our Code of Ethics for CEO and Senior Financial Officers on the Corporate Governance page on our website at http://www.novachem.com/02_this/pdfs/code_ethics.pdf.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 10 of General Instruction B is located under the heading “Auditors Fees” in the Management Information Circular dated February 12, 2004, which is filed as an exhibit to NOVA Chemicals’ Report on Form 6-K dated March 15, 2004.

OFF BALANCE SHEET ARRANGEMENTS

The information required by Item 11 of General Instruction B is located under the heading “Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis which is filed as Exhibit 2 to this Annual Report.

CONTRACTUAL OBLIGATIONS

The information required by Item 12 of General Instruction B is located under the heading “Contractual Obligations” in Management’s Discussion and Analysis which is filed as Exhibit 2 to this Annual Report.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	NOVA Chemicals Corporation

By (Signature)	/s/ Susan J. Wright

Name and Title	Susan J. Wright, Vice-President Legal and Corporate Secretary

Date	March 15, 2004

4

February 12, 2004

NOVA Chemicals Corporation

ANNUAL INFORMATION FORM

®

TRADEMARKS

® is a registered trademark of NOVA Brands Ltd., authorized use/utilisation autorisée.

Advanced SCLAIRTECH™, NOVACAT™ T, SCLAIR ASTute™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

ARCEL®, DYLARK®, DYLITE®, NAS® and ZYNTAR® are registered trademarks of NOVA Chemicals Inc.

STYROSUN® is a registered trademark of NOVA Chemicals Inc. in the United States and Mexico and of NOVA Chemicals (International) S.A. elsewhere.

SURPASS™ is a trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

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

U.S. DOLLAR REPORTING

        ALL AMOUNTS IN THIS ANNUAL INFORMATION FORM ARE EXPRESSED IN U.S. DOLLARS, EXCEPT AS SPECIFICALLY NOTED OTHERWISE.

FORWARD-LOOKING INFORMATION

        The information in this Annual Information Form contains forward-looking statements with respect to NOVA Chemicals Corporation ("NOVA Chemicals"), its subsidiaries and affiliated companies. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would," and "could" often identify forward-looking statements. Specific forward-looking statements contained in this Annual Information Form include, among others, statements regarding: NOVA Chemicals' expected financial performance in future periods; cyclical changes in the demand for its products; changes in pricing policies by NOVA Chemicals or its competitors; its competitive advantages and ability to compete successfully; its estimates of the present value of its future net cash flows; changes in the costs of energy and raw materials; its methods of raising capital; its level of debt; and general economic conditions. With respect to forward-looking statements contained in this Annual Information Form, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in NOVA Chemicals' forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies.

THE CORPORATION

        NOVA Chemicals' principal business is the production and marketing of petrochemicals. NOVA Chemicals operates two commodity chemical businesses: olefins/polyolefins and styrenics. The olefins/polyolefins business produces ethylene, polyethylene and a variety of chemical and energy products (commonly known as co-products). The styrenics business produces styrene monomer and styrenic polymers. NOVA Chemicals' products are manufactured at 14 sites in North America and four sites in Europe.

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

  •
  In January 1994, NOVA Chemicals completed a series of transactions whereby it exchanged its methanol assets for common shares of Methanex Corporation ("Methanex") and purchased additional Methanex common shares. In June 2003, NOVA Chemicals completed the sale of its entire 37% equity interest in Methanex.

  •
  In June 1994, NOVA Chemicals acquired its linear low-density and high-density polyethylene facility at the St. Clair River plant site in Corunna, Ontario, as well as the proprietary SCLAIRTECH™ technology and a global SCLAIRTECH technology licensing business, from DuPont Canada Inc. ("DuPont"). In October 2003, NOVA Chemicals announced that it will shutdown a 275 million pound linear low-density polyethylene line ("A-Line") at its St. Clair River plant site planned for the second quarter of 2004. Approximately 80% of the most profitable sales from A-Line will move to other NOVA Chemicals facilities, including 30% of which will move to NOVA Chemicals' second polyethylene plant ("PE2") at Joffre, Alberta.

  •
  In September 1996, NOVA Chemicals acquired the styrenics business of ARCO Chemical Company ("ARCO").

  •
  In December 1996, NOVA Chemicals announced that it had developed Advanced SCLAIRTECH™ polyethylene technology.

  •
  In December 1998, NOVA Chemicals acquired the majority of Huntsman Corporation's ("Huntsman") U.S. and European styrenics businesses, excluding Huntsman's North American expandable polystyrene assets.

  •
  In January 2000, NOVA Chemicals acquired the European polystyrene and expandable polystyrene assets and associated worldwide sales and marketing operations of The Shell Petroleum Company Limited ("Shell").

  •
  In October 2000, NOVA Chemicals and Union Carbide Canada Inc. (now Dow Chemical Canada Inc. ("Dow")) commenced commercial operations of a jointly owned, third ethylene plant ("E3") in Joffre, Alberta.

  •
  In the first quarter of 2001, NOVA Chemicals closed its Joliet, Illinois solid polystyrene plant. This plant was acquired from Huntsman and had a nameplate production capacity of 230 million pounds of polystyrene per year.

  •
  In July 2001, PE2 began commercial production using Advanced SCLAIRTECH technology.

  •
  In January 2002, NOVA Chemicals sold its 20% interest in the Cochin pipeline system to subsidiaries of BP Chemicals Limited ("BP"), Conoco Canada Resources Limited and Kinder Morgan Energy Partners, LP.

  •
  In July 2002, NOVA Chemicals and BP entered into an agreement under which NOVA Chemicals granted BP the rights to use and sub-license certain of its proprietary single-site catalysts.

  •
  In August 2002, in connection with the signing of a long-term styrene monomer supply contract, NOVA Chemicals announced a planned 450 million pound debottlenecking of its Bayport, Texas styrene monomer plant.

  •
  In September 2002, NOVA Chemicals shut down its commodity solid polystyrene suspension reactors at its Breda, the Netherlands facility and at its Chesapeake, Virginia facility. These reactors had a nameplate production capacity of 55 million pounds and 100 million pounds of solid polystyrene per year, respectively.

RECENT DEVELOPMENTS

  •
  In June 2003, NOVA Chemicals completed the sale of its approximately 37% equity interest in Methanex. The Corporation has no remaining equity interest in Methanex.

  •
  In June 2003, NOVA Chemicals sold its 50% share of the Fort Saskatchewan Ethylene Storage Facility in Alberta.

  •
  In October 2003, NOVA Chemicals announced the shutdown of A-Line at its St. Clair River polyethylene plant site in Corunna, Ontario planned for the second quarter of 2004. Approximately 80% of the most profitable sales from A-Line will move to other NOVA Chemicals facilities, including 30% of which will move to PE2.

SUBSIDIARIES OF NOVA CHEMICALS

        The following list includes all material subsidiaries of NOVA Chemicals as at February 12, 2004 and indicates their respective jurisdictions of incorporation and the percentage of voting securities of each beneficially owned or over which control or direction is exercised by NOVA Chemicals:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities held Directly or Indirectly
NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.	Canada	100%
NOVA Chemicals Holdings Inc.	Delaware, U.S.A.	100%
NOVA Chemicals Inc.(1)	Delaware, U.S.A.	100%
NOVA Chemicals (International) S.A.	Switzerland	100%
Novacor Chemicals Investments B.V.	the Netherlands	100%
NOVA Investments (U.S.) Inc.	Delaware, U.S.A.	100%
NOVA Petrochemicals Ltd.	Alberta, Canada	100%
  (1)
  Information with respect to the retractable preferred shares issued in connection with the December 31, 1998 Huntsman acquisition is described in Note 12 in the Consolidated Financial Statements included in NOVA Chemicals' 2003 Annual Report and incorporated by reference into this Annual Information Form.

NOVA CHEMICALS' SUBSIDIARIES AND ASSOCIATED COMPANIES

         Intercorporate Relationships

         The following chart summarizes NOVA Chemicals' simplified corporate structure showing principal operating entities and jurisdictions of incorporation (dotted lines signify an indirect holding):

BUSINESS

General

        NOVA Chemicals operates two commodity chemical businesses: olefins/polyolefins and styrenics. The olefins/polyolefins business produces ethylene, polyethylene and co-products. The styrenics business produces styrene monomer and styrenic polymers. NOVA Chemicals operates major olefins/polyolefins production facilities near Joffre, Alberta and Corunna, Ontario. It has major styrene monomer plants located at Bayport, Texas and Sarnia, Ontario and styrenic polymer manufacturing facilities at various sites in the United States, Canada, the United Kingdom, the Netherlands and France.

        Ethylene and styrene are basic petrochemicals used to manufacture a wide variety of polymers and other chemical products. In North America, NOVA Chemicals produces polyethylene and styrenic polymers, primarily from its internal ethylene and styrene production. NOVA Chemicals also has an equity interest and long-term tolling arrangements to acquire styrene from Lyondell Chemical Company ("Lyondell") on the U.S. Gulf Coast, and styrene purchase arrangements with Shell and other parties. Ethylene and styrene in excess of NOVA Chemicals' internal consumption are sold to third parties. In addition, NOVA Chemicals is engaged in various swap transactions with other producers of ethylene and styrene, which provides NOVA Chemicals with producer economics in regions where it has limited or no ethylene or styrene monomer production capability.

        NOVA Chemicals produces high-density polyethylene ("HDPE"), low-density polyethylene ("LDPE") and linear low-density polyethylene ("LLDPE"). In addition, NOVA Chemicals develops and markets high-value added polyethylene polymers such as its resins made using Advanced SCLAIRTECH technology. The styrenic polymers NOVA Chemicals produces include solid polystyrene ("SPS"), expandable polystyrene ("EPS"), high performance styrenics ("HPS") and DYLARK®. Polyethylene and styrenic polymers are used in a wide range of applications including rigid and flexible packaging, containers, plastic bags, plastic pipe, electronic appliances, television consoles, housing and automotive components, housewares and other industrial and consumer goods.

        NOVA Chemicals' 2003 capital expenditures were $130 million, which included $74 million in the olefins/polyolefins business and $56 million in the styrenics business.

Production Facilities

        NOVA Chemicals' products are manufactured at 14 sites in North America and four sites in Europe. The following two pages show NOVA Chemicals' production facilities as of December 31, 2003.

Product Flow Chart

Notes:
(1)	In October 2003, NOVA Chemicals announced the shutdown of A-Line at this facility planned for the second quarter of 2004. Approximately 80% of the most profitable sales from A-Line will move to other NOVA Chemicals facilites, including 30% of which will move to PE2.
(2)	In June 2003, the Bayport, Texas styrene monomer plant shut down as a result of an explosion and fire in the ethylbenzene manufacturing unit. Operations of the styrene conversion unit resumed in August 2003. The ethylbenzene unit restarted in January 2004.
(3)	NOVA Chemicals owns an equity interest in this Lyondell propylene oxide/styrene monomer ("PO/SM") facility. NOVA Chemicals provides its share of ethylene and benzene to this facility and receives only styrene from the facility pursuant to a long-term tolling arrangement. NOVA Chemicals also has a second shorter-term tolling arrangement for additional styrene from this facility.
(4)	E1 ethylene production is sold on a non cost-of-service basis. E2 ethylene production will continue to be sold on a cost-of-service basis until June 30, 2004. PE1 and PE2 purchase approximately 45% of E1, E2 and NOVA Chemicals' share of E3 ethylene production capacity.
(5)	A portion of Joffre co-products is provided to Corunna for feedstock.
(6)	Global styrene supply pool consists of long-term purchase agreements and transatlantic product swaps with other producers of styrene.
(7)	E3 is a joint venture between Dow and NOVA Chemicals. Nameplate capacity is 2.8 billion pounds per year. NOVA Chemicals' share of the production capacity is 55% until July 1, 2004 at which time it will reduce to 50%. NOVA Chemicals' share of the production capacity is used internally or sold on a non cost-of-service basis.
(8)	Effective October 2002, the Carrington, U.K., EPS plant was idled.

Facility Profile(1)

				2003 Rated Capacity(1)
Site		Feedstocks	Main Products	(millions of lbs/year)		(kilotonnes/year)
Olefins/polyolefins (Western Canada)
1.	Joffre, Alberta	Ethane/Propane	Ethylene (E1)	1,600		726
		Ethane/Propane Ethane	Ethylene (E2) Ethylene (E3)(2)	1,800 1,550		817 703
			Co-products(3)	770-890	(3)	404
		Ethylene	LLDPE (PE1)	1,310		594
			LLDPE & HDPE (PE2)	850		386
Olefins/polyolefins (Eastern Canada)
2.	Corunna, Ontario	Crude oil, condensates,	Ethylene	1,600		726
		ethane, butane, propane, naphtha, gas oils	Propylene	750-875	(4)	340-400
			Co-products(5)(6)	3,250-3,750	(5)(6)	1,475-1,700

3.	St. Clair River plant site, Corunna, Ontario	Ethylene	LLDPE(7) HDPE	275 395		125 179

4.	Mooretown, St. Clair Township, Ontario	Ethylene	HDPE LDPE	505 325		229 147

TOTAL ETHYLENE PRODUCTION CAPACITY (Design Production)				6,550		2,971	*
TOTAL POLYETHYLENE PRODUCTION CAPACITY				3,660		1,660
Styrene Monomer
5.	Bayport, Texas(8)	Benzene, ethylene	Styrene	1,250		567
6.	Sarnia, Ontario	Benzene, ethylene	Styrene	950		431
7.	Channelview, Texas(9)	Benzene, ethylene	Styrene	400		181
TOTAL STYRENE PRODUCTION CAPACITY				2,600		1,179
Styrenic Polymers
8.	Beaver Valley Site, Pennsylvania(10)	Styrene	EPS, HPS, DYLARK and ARCEL	410		186
9.	Belpre, Ohio	Styrene	SPS	480		218
10.	Berre, France	Styrene	EPS	140		64
11.	Breda, the Netherlands	Styrene	SPS, EPS and HPS	410		186
12.	Carrington, United Kingdom(11)	Styrene	SPS and EPS	555		252
13.	Chesapeake, Virginia	Styrene	SPS and HPS	300		136
14.	Decatur, Alabama	Styrene	SPS	425		193
15.	Montréal, Québec	Styrene	SPS	130		59
16.	Painesville, Ohio	Styrene	EPS	85		39
17.	Ribécourt, France	Styrene	EPS	200		91
18.	Springfield, Massachusetts	Styrene	SPS and HPS	330		150
TOTAL STYRENIC POLYMERS PRODUCTION CAPACITY				3,465		1,572	*
Notes:
(1)	Capacity at December 31, 2003.
(2)	The annual design production capacity of E3 totals 2.8 billion pounds and is divided between Dow and NOVA Chemicals. NOVA Chemicals' share of the production capacity is 55% until July 1, 2004 at which time it will reduce to 50%.
(3)	Co-products include crude C4 hydrocarbons, pyrolysis gasoline, hydrogen, propylene, carbon dioxide and other hydrocarbons.
(4)	Variable depending on feedstock used.
(5)	Excludes propylene.
(6)	Variable depending on feedstock used includes crude C4 hydrocarbons, C5 dienes, dicyclopentadiene ("DCPD"), aromatics, C9 resin oils, hydrogen and fuels.
(7)	In October 2003, NOVA Chemicals announced the shutdown of A-Line at this facility planned for the second quarter of 2004 reducing LLDPE production by 275 mmlbs per year. Approximately 80% of the most profitable sales from A-Line will move to other NOVA Chemicals facilities, including 30% of which will move to PE2.
(8)	In June 2003, the Bayport, Texas styrene monomer plant shut down as a result of an explosion and fire in the ethylbenzene manufacturing unit. Operations of the styrene conversion unit resumed in August 2003. The ethylbenzene unit restarted in January 2004.
(9)	This represents an equity position in the Lyondell, Channelview, Texas facility and the long-term tolling arrangement associated with that interest. It does not include a shorter-term tolling arrangement for an additional 400 million pounds.
(10)	Includes a total of 125 million pounds of production capacity divided between DYLARK engineering resin, ARCEL moldable foam resin and polystyrene.
(11)	Effective October 2002, the Carrington, U.K., EPS plant was idled. This plant has a capacity of 165 million pounds.
*	Difference between total and individual plant values due to rounding.

Olefins/Polyolefins

        The olefins/polyolefins business manufactures ethylene and polyethylene. As part of NOVA Chemicals' ethylene production process, and in the preparation of feedstocks for this process, a number of chemical and energy co-products are also manufactured, including propylene, crude C4 hydrocarbons, C5 dienes, aromatics, C9 resin oils, DCPD, hydrogen, fuels and carbon dioxide. Olefins/polyolefins revenue was $2.6 billion in 2003, which represented approximately 62% of NOVA Chemicals' total 2003 revenue (before intersegment eliminations). Olefins/polyolefins revenue for 2002 was $1.9 billion, which represented approximately 60% of NOVA Chemicals' total 2002 revenue (before intersegment eliminations).

  Ethylene

        NOVA Chemicals has an annual production capacity of approximately 6.6 billion pounds of ethylene (excluding Dow's share of E3), a commodity chemical produced from natural gas liquids and crude oil derived feedstocks. Ethylene is used in the manufacture of polyethylene, styrene, polystyrene and polyvinyl chloride, as well as chemical intermediates such as ethylene oxide, ethylene glycol, ethylene dichloride and vinyl acetate.

  Joffre, Alberta Facility

        NOVA Chemicals has three ethylene production facilities at Joffre, E1, E2 and E3 (50% owned by Dow). These three plants have an annual production capacity of approximately 1.6, 1.8 and 2.8 billion pounds of ethylene (including Dow's share of E3 production), respectively, for a total combined capacity of 6.2 billion pounds. The combined co-product production capacity of E1, E2 and E3 is approximately 890 million pounds ("mmlbs") per year.

        The ethylene produced at these facilities is used both internally to support NOVA Chemicals' polyethylene production and sold to third parties. Third party sales are facilitated through a variety of medium to long-term contracts. These contracts range from cost-of-service agreements, to agreements with pricing mechanisms that are more market based. NOVA Chemicals has also entered into a tolling arrangement for a portion of its ethylene production capacity. The current cost-of-service arrangements, at E2, expire on June 30, 2004. After June 2004, ethylene from E2 will be used to optimize production with commercial arrangements in the NOVA Chemicals system. A portion could be made available for merchant sales.

        Ethylene production capacity at E3 is currently allocated between NOVA Chemicals and Dow at a 55:45 ratio. Effective July 1, 2004 such production capacity will be shared on a 50:50 basis reducing NOVA Chemicals' share of E3 ethylene production by approximately 150 mmlbs per year.

        All of the ethylene plants at Joffre use ethane as their primary feedstock. Ethane is supplied under medium to long-term supply agreements with owners of natural gas liquids extraction and fractionation plants located in Alberta. NOVA Chemicals also purchases and swaps natural gas to replace the energy value of the ethane extracted from the natural gas stream. NOVA Chemicals manages its ethane requirements by balancing inventories with spot purchases.

        NOVA Chemicals has enhanced its feedstock availability through the development of new third party sources of ethane. The first, from the Joffre ethane extraction facility adjacent to the Joffre site, which is designed to extract natural gas liquids from the natural gas used as fuel for both NOVA Chemicals' Joffre site and Dow's Prentiss, Alberta site. Second, from modifications made to existing extraction plants. These modifications enable the extraction of additional volumes of ethane from the same volumes of natural gas ("deep cuts").

        In addition to ethane, NOVA Chemicals has the flexibility to use propane for a portion of the feedstock requirements. This enables the Joffre site to optimize feedstock cost and supply when favourable market conditions exist.

        NOVA Chemicals continuously looks for opportunities to expand feedstock flexibility and supply to enhance operation flexibility and support longer-term growth opportunities.

        As part of the ethylene production process at Joffre, up to 890 mmlbs of co-products are produced. Co-products include hydrogen, crude propylene, crude C4 hydrocarbons and C5 streams. NOVA Chemicals sells up to 85,000 metric tonnes of hydrogen annually to an Alberta-based customer. Co-products, other than hydrogen, are shipped by railcar from Joffre to markets in Alberta, Ontario and the U.S. Gulf Coast.

        NOVA Chemicals manages part of its ethylene supply balance by transferring ethylene from Joffre to Corunna, Ontario via the Cochin pipeline, an open access common carrier natural gas liquids pipeline. In June 2003, NOVA Chemicals sold its 50% share of the Fort Saskatchewan Ethylene Storage Facility in Alberta to Pembina Pipeline Income Fund.

  Corunna, Ontario Facility

        The Corunna olefins facility, located near Sarnia, Ontario, has an annual production capacity of approximately 1.6 billion pounds of ethylene. The Corunna olefins facility has the flexibility to process a wide range of hydrocarbon feedstocks including crude oil, condensates, ethane, propane, butane, naphtha and gas oils to produce primary petrochemicals for use by NOVA Chemicals' downstream operations and for sale to third parties. The feedstock chosen depends on market conditions. Virtually all ethylene production from the Corunna olefins facility is used internally by NOVA Chemicals to produce polyethylene and styrene.

        The blend of feedstocks processed in the Corunna olefins facility determine the range of co-products obtained, with heavier feedstocks such as naphtha producing more co-products. Co-products include benzene (used by NOVA Chemicals in the production of styrene), propylene, crude C4 hydrocarbons, C5 dienes, DCPD, aromatics, C9 resin oils, hydrogen and fuels. Total volumes of co-products are in the range of 4.0 to 4.6 billion pounds per year.

        Feedstocks for the Corunna olefins facility are obtained from a wide variety of sources. A substantial proportion of crude oil, the main feedstock, is sourced from western Canadian and United States domestic producers and delivered via the Enbridge Inc. ("Enbridge") pipeline system. Condensate, a lighter feedstock than crude oil, yields a higher proportion of olefins feedstocks versus fuel oil products. Crude oil and condensate feedstock are also sourced from outside Canada with delivery via pipeline from Portland, Maine connecting to Enbridge's reversed line No. 9 in Montreal, Quebec, providing Corunna with purchasing flexibility and less reliance on western Canadian crude and condensates. Ethane, propane, butane and naphtha are sourced from western Canadian and local producers as well as U.S. sources.

  Polyethylene

        NOVA Chemicals has an annual production capacity, as of December 31, 2003, of approximately 3.7 billion pounds of polyethylene. NOVA Chemicals produces polyethylene from ethylene supplied from its Joffre, Alberta and Corunna, Ontario facilities at three locations in Canada: Joffre; Corunna; and Mooretown, St. Clair Township, Ontario.

        NOVA Chemicals' first polyethylene plant, PE1, located at Joffre has an annual production capacity of approximately 1.3 billion pounds and produces LLDPE from ethylene supplied from E1, E2 and E3. The plant utilizes UNIPOL® technology licensed from Union Carbide Corporation ("UCC"). NOVA Chemicals pays no royalties for the use of this technology and independently sustains and develops this technology as used in the NOVA Chemicals' facilities.

        NOVA Chemicals' polyethylene plant located near Mooretown has an annual production capacity of approximately 830 mmlbs and produces both LDPE and HDPE. Ethylene feedstock is supplied from the Corunna olefins facility and from Joffre via the Cochin pipeline. This plant also uses the UNIPOL technology licensed from UCC for production of HDPE resins and UCC's high pressure process for the production of LDPE resins. NOVA Chemicals pays no royalties for the use of this technology and independently sustains and develops this technology as used in the NOVA Chemicals' facilities.

        In June 1994, NOVA Chemicals purchased DuPont's Canadian polyethylene business. Assets of the business included a polyethylene plant located at the St. Clair River plant site in Corunna, the proprietary SCLAIRTECH technology and a global SCLAIRTECH technology licensing business. This plant has an annual production capacity of approximately 670 mmlbs and produces both LLDPE and HDPE. Ethylene feedstock is supplied from the Corunna olefins facility and from Joffre via the Cochin pipeline. In October 2003, NOVA Chemicals announced the shutdown of the A-Line at this facility, planned for the second quarter of 2004.

Closure of the A-Line will reduce LLDPE capacity by 275 mmlbs per year. Approximately 80% of the most profitable sales will move to other NOVA Chemicals' facilities, including 30% of which will move to PE2. This will result in higher operating rates for the new PE2 plant and significantly lower production costs for the retained products.

        NOVA Chemicals further developed the SCLAIRTECH technology and in December 1996 announced that it had developed Advanced SCLAIRTECH technology. Advanced SCLAIRTECH solution-phase technology yields high-performance polyethylene resins which NOVA Chemicals believes provide several advantages over traditional polyethylene resins. A second polyethylene plant, PE2, at Joffre began commercial production in July 2001 using Advanced SCLAIRTECH technology. The plant has a design capacity of 850 mmlbs per year. In 2001, a total of 188 mmlbs of polyethylene produced at PE2 was sold. In 2002, 410 mmlbs of polyethylene was sold and NOVA Chemicals launched its first octene-based LLDPE resins for film applications, made at PE2 using Advanced SCLAIRTECH solution-phase technology. In 2003, a total of 600 mmlbs of polyethylene produced at PE2 was sold and the Corporation commercialized its first single-site polyethylene products under the name SURPASS™. These products compete with octene and metallocene resins, which are known for their toughness, clarity and processability. The PE2 plant is now running both proprietary Ziegler-Natta and single-site catalysts.

  Other Facilities

  Joffre, LAO

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

  Joffre, Alberta Cogeneration Plant

        In June 2000, ATCO Power Canada Ltd. ("ATCO"), EPCOR Power Development Corporation ("EPCOR") and NOVA Chemicals opened a natural-gas-fired cogeneration power plant with a nominal installed annual peak capacity of 450 megawatts at NOVA Chemicals' production site at Joffre. The power plant supplies the electrical and steam needs for the entire Joffre petrochemical site, with excess power sold to Alberta's provincial power grid. The three companies jointly own the cogeneration facility, with ATCO serving as the facility operator. The respective equity interests of the parties are 40% for each of ATCO and EPCOR and 20% for NOVA Chemicals.

  Sarnia, Ontario Cogeneration Plant

        In September 2000, TransAlta Corporation ("TransAlta") announced it had signed an agreement to build, own and operate a 440 megawatt cogeneration plant near Sarnia and acquire existing utility plants representing 210 megawatts from NOVA Chemicals, Dow and Bayer Inc. ("Bayer"). In October 2002, NOVA Chemicals, Bayer and Dow completed the sale of their existing utility plants near Sarnia to TransAlta and began to purchase steam and power from TransAlta pursuant to the agreements made in September 2000. TransAlta began commercial operation of its new cogeneration plant in March 2003.

Styrenics

        As a result of the acquisition of the majority of Huntsman's U.S. and European styrenics businesses in December 1998, NOVA Chemicals expanded its styrenics business by an additional 1.25 billion pounds of styrene capacity and an additional 1.7 billion pounds of polystyrene manufacturing capacity at plants in North America and Europe. With the acquisition of Shell's European polystyrene assets in January 2000, NOVA Chemicals has 3.5 billion pounds of polystyrene capacity worldwide. Styrenics revenue was $1.6 billion in 2003, which represented approximately 38% of NOVA Chemicals' total 2003 revenue (before intersegment eliminations). Styrenics revenue for 2002 was $1.3 billion, which represented approximately 40% of NOVA Chemicals' total 2002 revenue (before intersegment eliminations).

        With two wholly owned styrene plants, and an equity position in Lyondell's PO/SM facility at Channelview, Texas, NOVA Chemicals has the capacity to produce 2.6 billion pounds of styrene annually. Approximately 80% of this styrene is used internally. The remainder is sold to third parties in the merchant market.

        NOVA Chemicals produces SPS (which comes in various forms including crystal and high-impact), EPS (foamable resin beads) and HPS (styrene-based copolymers optionally blended with one or more styrene butadiene block copolymers and polystyrene blends with additives such as color, flame retardants and UV-resistant stabilizers) as well as other types of styrenic polymers.

  North American Styrene

        NOVA Chemicals has a total rated production capacity of 2.6 billion pounds of styrene per year at sites in Sarnia, Ontario; Bayport, Texas; and Channelview, Texas (equity position in one of the two facilities located at Lyondell's Channelview site). The Sarnia facility has a rated capacity of 950 mmlbs per year of styrene production. Bayport has a rated capacity of 1,250 mmlbs and Channelview provides 400 mmlbs of annual capacity. In addition, as part of the acquisition of ARCO's styrenics business in 1996, NOVA Chemicals entered into a tolling agreement with Lyondell (as successor to ARCO) for approximately 400 million additional pounds per year of styrene monomer from the Channelview plant. The balance of NOVA Chemicals' styrene requirements are obtained through long-term contracts (including swap transactions with other styrene producers). NOVA Chemicals' current annual styrene monomer production capacity, together with long-term supply contracts, exceeds its annual requirements by approximately 1 billion pounds.

        Styrene is produced from benzene and ethylene. NOVA Chemicals supplies a portion of its internal requirements for these feedstocks and enters into other arrangements with third parties for the remainder. To optimize the logistics costs of supplying styrene to its manufacturing facilities and to balance internal requirements between North America and Europe, NOVA Chemicals has improved its styrene monomer position by entering into agreements with other producers, and now has styrene monomer geographically located to satisfy its global polymer production requirements at local producer economics.

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

        In August 2002, NOVA Chemicals and BASF Corporation ("BASF") signed a long-term styrene monomer supply contract. The agreement commits NOVA Chemicals to supply styrene monomer to BASF's downstream styrenics business in North America. In addition, the contract commits BASF to supply styrene monomer to NOVA Chemicals' European downstream styrenics business. The agreement gives both companies producer economics styrene monomer position for their respective styrenic polymer businesses. NOVA Chemicals meets its supply commitment to BASF from existing facilities in North America, including a planned 450 mmlbs debottlenecking of its Bayport styrene monomer plant, originally scheduled to be completed in the fourth quarter of 2004. As a result of a June 2003 explosion and fire in the Bayport ethylbenzene manufacturing unit and subsequent repair, the debottleneck and turnaround of the plant will be delayed by approximately six months. Operations of the Bayport styrene conversion unit resumed in August 2003. The ethylbenzene unit restarted in January 2004. NOVA Chemicals was able to run the styrene conversion unit at reduced rates with purchased ethylbenzene from August 2003 to January 2004 when the ethylbenzene unit restarted and normal operations resumed.

  North American Expandable Polystyrene

        NOVA Chemicals produces EPS at its Beaver Valley site at Monaca, Pennsylvania and at its Painesville, Ohio facility. Total rated production capacity of 370 mmlbs ranks NOVA Chemicals as the largest EPS producer in North America. EPS resins are used in applications such as disposable foam cups, noodle bowls, takeout and ice cream containers, insulation board and foam packaging. The EPS cup and container grade is sold under the trademark DYLITE®. The Beaver Valley site also produces ARCEL moldable foam resins which contains polystyrene and polyethylene. This expandable bead is sold primarily into the protective packaging market.

NOVA Chemicals' approved additional capital in 2003 at its Beaver Valley site to further expand ARCEL moldable foam resin capacity in 2004.

        In May 2001, NOVA Chemicals converted a portion of its existing EPS capacity to premium DYLITE cup and container bead production at its Beaver Valley site. This project has increased Beaver Valley's DYLITE cup and container bead capacity by almost 60%. Total styrenic polymer production capacity at Beaver Valley remains at 410 mmlbs.

  North American High Performance Styrenics

        NOVA Chemicals produces HPS at its Springfield, Massachusetts and Chesapeake, Virginia facilities. Both facilities also produce SPS. In addition to being the research and technology center for HPS, compounding assets at the Chesapeake site allow NOVA Chemicals to produce custom colour, as well as flame retardant resins. In addition, NOVA Chemicals contracts with two compounders to manufacture HPS polymers. Current sales in the HPS business are in ignition resistant products used primarily for television cabinets and marketed under the trademark ZYNTAR®; additive modified polystyrene grades used in applications requiring consistent colour, UV or other properties; NAS® and ZYLAR® (high clarity styrene acrylic co-polymers and blends or alloys thereof, respectively) make up the balance of the North American HPS products.

  North American Solid Polystyrene

        NOVA Chemicals' SPS business has a total of five manufacturing facilities in North America (Belpre, Ohio; Chesapeake, Virginia; Decatur, Alabama; Montréal, Québec; and Springfield, Massachusetts). Total styrenic polymer production capacity for North America excluding EPS is 1.8 billion pounds annually, consisting of crystal polystyrene, impact polystyrene, HPS and DYLARK resins. In June 2001, NOVA Chemicals idled, and continues to idle, 100 mmlbs per year of SPS capacity at its Belpre, Ohio site.

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

  DYLARK Resins

        The Beaver Valley site at Monaca, Pennsylvania also produces DYLARK resins which are a modified styrenic based polymer that provides ease of processing, performance at elevated temperatures and foam adhesion for use in soft instrument panels, as well as other interior parts, in the global automotive industry.

  Europe

        The European styrenics business has four manufacturing sites. With the Huntsman acquisition, NOVA Chemicals acquired plants at Carrington, United Kingdom and Ribécourt, France. With the Shell acquisition, NOVA Chemicals doubled its styrenic polymer production capacity in Europe with the acquisition of a second plant at Carrington and plants at Berre, France (operated by Shell) and Breda, the Netherlands. The Shell acquisition also included a research and technology center located in Breda. Total rated styrenic polymer production capacity in Europe is 1.3 billion pounds annually. NOVA Chemicals is the third largest producer of styrenic polymers in Europe.

        NOVA Chemicals has the capability to produce EPS at all of its European sites, with an aggregate capacity of 705 mmlbs, making it the top producer of EPS in Europe.

        In October 2002, the EPS plant at Carrington was idled and will continue to be idled for an indefinite period. The idling reduces NOVA Chemicals' costs and reduces EPS production capacity by 165 mmlbs per year. NOVA Chemicals' existing European EPS customers are being supplied from NOVA Chemicals' other European production facilities. The SPS plant on the same site was not affected by this decision.

        NOVA Chemicals produces SPS at two of its European sites, Breda and Carrington, with an aggregate capacity of 600 mmlbs per year, including STYROSUN® polystyrene and a styrene butadiene copolymer at its Breda site. NOVA Chemicals is the sixth largest producer of SPS in Europe.

        Fribourg, Switzerland is the European operating center for the European styrenics business, international polyethylene sales and technology licensing. The European operating center houses approximately 60 employees. The Breda technology center houses approximately 25 employees and centralizes all research, technology and product support activities for the European region. A shared services center in Manchester, United Kingdom provides support functions such as finance, information technology, the Responsible Care® program, supply chain and human resources and is staffed by approximately 30 employees.

Methanex — Sale of Equity Investment

        In May 2003, NOVA Chemicals announced the sale of its 46.9 million shares of Methanex. As part of this transaction, NOVA Chemicals entered into an agreement with Methanex and a syndicate of underwriters for the secondary offering of 37.9 million shares at a price of Cdn. $13.30 or U.S. $9.85 per share for proceeds of U.S. $373 million. This transaction closed on June 5, 2003. The remaining 9 million shares owned by NOVA Chemicals were repurchased by Methanex on June 30, 2003, at U.S. $9.85, for proceeds of U.S. $89 million. Total net proceeds received by NOVA Chemicals from these two transactions was $441 million, after deducting underwriting fees, legal costs and foreign exchange differences. This resulted in a pre-tax gain of $29 million and an after-tax gain of $61 million.

        NOVA Chemicals' original investment in Methanex was $265 million. NOVA Chemicals has no remaining equity interest in Methanex.

DISTRIBUTION OF PRODUCTS

        NOVA Chemicals' products are marketed primarily through its sales force, with support from established distributors, agents and traders. When products produced in one jurisdiction are sold into another, NOVA Chemicals sells such products to its wholly owned subsidiaries for resale. Distribution agreements among NOVA Chemicals' affiliates provide for arm's length pricing.

        No significant portion of NOVA Chemicals' business is dependent upon a single customer. Sales to Canadian and United States federal, state, provincial and local governmental bodies account for less than 1% of annual sales.

        Effective April 2003, NOVA Chemicals and Helm AG entered into a sales and marketing agreement for styrene monomer in Europe. The medium-term agreement includes the transfer to Helm AG of essentially all sales and marketing activities for NOVA Chemicals' existing European styrene monomer merchant sales.

        In October 2003, NOVA Chemicals announced that Distrupol, based in Surrey, England, was appointed as a multinational distributor for NOVA Chemicals' polystyrene resins in Europe. Distrupol will manage distribution channels in Benelux, Ireland, Scandinavia, the United Kingdom and France. Additionally, Ultrapolymers, based in Augsburg, Germany, will manage NOVA Chemicals' German distribution channels.

Geographic Distribution of Revenue by Segment

        The following table summarizes for the years ended December 31, 2003, 2002 and 2001, the geographic segments in which NOVA Chemicals sells its products and the percentage of sales in such segments:

	Percentage of Sales, Year Ended December 31
Geographic Segment
	2003	2002	2001
Canada	36%	35%	39%
United States	45%	46%	44%
Europe and Others	19%	19%	17%

LOGISTICS

        NOVA Chemicals leases approximately 4,600 railcars from various companies for use in transportation and delivery of its polyethylene and polystyrene products to customers in North America. NOVA Chemicals also owns approximately 380 railcars. Trucks are used for distributing products sold in bags and boxes and smaller loads of bulk products. Transport ships are used to transport bulk product, mostly to Asia. NOVA Chemicals does not own or lease trucks or ships, but does pay transportation fees under short-term arrangements.

        NOVA Chemicals' feedstocks and co-products are produced in liquid or gaseous form, and are transported primarily by pipeline, but also in significant quantity by barge, truck and in rail tank cars. NOVA Chemicals leases approximately 1,350 rail tank cars from various companies in order to transport feedstocks, co-products and styrene monomer.

COMPETITION

        NOVA Chemicals competes with other commodity chemical producers on the basis of price, service, product quality and performance. Among NOVA Chemicals' competitors are some of the world's largest chemical companies and major integrated oil companies that are larger and have greater financial resources. Some also have their own raw material resources. The keys to competing successfully in this industry are scale of facilities, low-cost feedstocks and differentiated product and process technologies.

        Prices for NOVA Chemicals' petrochemical and polymer products are determined by market factors such as supply/demand balances and feedstock costs that are beyond NOVA Chemicals' control. NOVA Chemicals generally sells these products at prevailing market prices but, on occasion, negotiates the current market price. One exception to product sales being made at prevailing market prices is the sale of ethylene produced at E2, which is based on cost-of-service pricing. Cost-of-service pricing at E2 will expire on June 30, 2004.

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

        During 2003, 33 patent applications were filed in the name of NOVA Chemicals or its subsidiaries worldwide. These include divisional and continuation patent applications as well as national and regional patent applications (which may result in more than one issued patent). Eighteen of the applications were in the olefins/polyolefins field and 15 were in the styrenics field. Worldwide, during 2003, 121 patents were issued to NOVA Chemicals or its subsidiaries, 80 in the olefins/polyolefins field and 41 in the styrenics field.

TECHNOLOGY

        While a number of NOVA Chemicals' technologies are licensed from third parties, and are therefore subject to certain restraints concerning fields of use, NOVA Chemicals actively maintains and supports all of its technologies to maintain its competitive position.

Olefins/Polyolefins

        In November 2000, NOVA Chemicals announced the successful transition of its Advanced SCLAIRTECH Ziegler Natta (Z-N) catalyst to its gas-phase plant, PE1, in Joffre, Alberta. The drop-in catalyst NOVACAT™ T provides enhanced throughput, product range and properties when compared with conventional Z-N catalysts in commercial gas-phase polyethylene production facilities. During 2003, apart from introducing a new super-hexene high-performance film to the market, the NOVACAT T catalyst has further demonstrated high productivity for butene LLDPE and HDPE applications. This catalyst should improve manufacturing economics at NOVA Chemicals' Joffre, Alberta PE1 plant and also bring value to NOVA Chemicals' catalyst licensing business. The catalyst is expected to be ready for commercialization in 2005.

        NOVA Chemicals' PE2 plant at Joffre was designed to use Advanced SCLAIRTECH technology. PE2 began commercial production in July 2001 using Z-N catalysts adapted for use with the Advanced SCLAIRTECH platform. In April 2002, NOVA Chemicals announced the commercial introduction of a new group of premium octene copolymer polyethylene resins for film applications, called SCLAIR ASTute™ resins. These new resins are specifically for use in premium film applications, including food and specialty packaging, laminations and co-extrusions and heavy-duty shipping sacks. The grades also meet U.S. Food & Drug Administration requirements for food contact.

        In December 2001, NOVA Chemicals began trial polymerizations using a proprietary single-site catalyst with the Advanced SCLAIRTECH platform at Joffre. This proprietary catalyst combines the best qualities of traditional Z-N catalysts and single-site catalysts and creates polyethylene having significantly enhanced polymer properties. This represents a significant demonstration of the commercial applicability of single-site catalysts on the Advanced SCLAIRTECH platform. During 2002, additional commercial trials of NOVA Chemicals' proprietary single-site technology were successfully completed and extensive product performance trials were completed with selected development partners. The results of the trials met or exceeded expectations, and indicated that the product performance was highly competitive to existing commercial benchmarks. In April 2003, NOVA Chemicals announced the commercial introduction of its first polyethylene resins produced with the Advanced SCLAIRTECH technology and utilizing its new proprietary single-site catalyst. Four new polyethylene grades, trademarked SURPASS, were introduced for specialty film applications. The SURPASS resins deliver a unique combination of properties not found in conventional metallocene resins.

        In February 2001, NOVA Chemicals and BP announced an agreement to jointly develop and commercialize advanced Z-N catalysts including NOVACAT T catalyst for gas-phase polyethylene processes, including BP's INNOVENE® gas-phase process. During 2002, NOVA Chemicals' demonstrated the capabilities of the NOVACAT T catalyst focusing on reactor rate improvements and extension of the product slate. In particular, NOVA Chemicals has commercialized new hexene resins for use in applications demanding high puncture resistance, as well as growing the volume of LLDPE butene copolymers manufactured at the Joffre plant.

        In July 2002, NOVA Chemicals and BP entered into an agreement under which NOVA Chemicals granted BP the rights to use and sub-license certain of its proprietary single-site catalyst technology. In turn, BP licensed its metallocene catalyst technology portfolio to NOVA Chemicals for use in polyethylene manufacturing. By working together, the companies expect to help accelerate new technology advances that produce gas-phase polyethylene resins delivering both superior performance and value to customers. NOVA Chemicals and BP will cooperate in both the sale of catalysts and the licensing of the combined portfolio of metallocene and single-site catalysts. In 2003, NOVA Chemicals joint program with BP resolved several key issues with single-site catalyst technology for gas-phase LLDPE. This resulted in a catalyst being identified for a commercial trial. Several next generation catalysts, targeted at improved catalyst economics and product grade expansion, produced promising results on a pilot scale.

        NOVA Chemicals' other polyethylene technologies include UNIPOL gas-phase polymerization technology and SCLAIRTECH technology. NOVA Chemicals independently sustains and develops these technologies as used in NOVA Chemicals' facilities. During 2003, 13 new polyethylene grades were commercialized at NOVA Chemicals' plants. These developments are one component of NOVA Chemicals' product development efforts across the full polyethylene asset base.

        In April 2002, NOVA Chemicals and Kubota Corporation ("Kubota") reached an agreement under which NOVA Chemicals licensed its ANK400 anti-coking technology to Kubota. Kubota manufactures and globally markets the product to ethylene facilities for gas feedstock cracking applications. ANK400 is a new anti-coking furnace tube product that increases on-stream time for ethylene furnaces. This new technology achieves an inner surface chemistry with a demonstrated ability to significantly reduce catalytic coking.

Styrenics

        NOVA Chemicals also owns or has rights to a significant portfolio of styrenics technology, both in the fields of production and styrenics applications. Prior to 1999, NOVA Chemicals licensed technology from a number of other companies and developed its own technology for the polymerization of styrenic polymers. As part of the Huntsman and Shell acquisitions in December 1998 and January 2000, respectively, NOVA Chemicals acquired additional access to a broad range of styrenics technology and an experienced workforce with insight into the current and potential application of this technology. The Shell workforce transferred to NOVA Chemicals was comprised of highly skilled researchers and technicians. With the Shell acquisition, NOVA Chemicals acquired substantive additional product and process technology related to EPS manufacture as well as knowledge in polystyrene and HPS. The technologies acquired include the one-step Shell process technology for EPS and polystyrene process technology relating to several HPS products.

        In May 2002, NOVA Chemicals announced that its STYROSUN weather-resistant polystyrene was available in North America. STYROSUN is an ethylene propylene diene monomer based high-impact polystyrene. In 2003, NOVA Chemicals began marketing STYROSUN polystyrene in North America targeting applications in exterior door window frames, large truck after market air deflectors, simulated wood trim and signage. European applications for UV-resistant STYROSUN polystyrene continue to grow in the wood replacement market for such applications as outdoor decking, porch railings and decorative molding.

        In June 2002, NOVA Chemicals announced new patent coverage on volatile organic compound free EPS technology. This technology has the potential to reduce the pentane content in EPS using water instead of pentane as the blowing agent. This would reduce the transportation hazards and air quality concerns associated with pentane.

        In addition, NOVA Chemicals will be increasing the capacity of high-margin products at its Beaver Valley site at Monaca, Pennsylvania. NOVA Chemicals will double the manufacturing capacity for ARCEL foam resin and increase capacity for DYLARK engineering resins by 10 mmlbs per year. The total capital cost for the ARCEL and DYLARK resin expansions will be modest and will be completed within NOVA Chemicals' normal capital budget. In 2003, the ARCEL resin capacity (run rate) was expected to double the previous ARCEL resin capacity.

        In October 2002, NOVA Chemicals announced the commercialization of a new ZYLAR resin, a clear alloy of a styrene acrylic copolymer. The new ZYLAR resin 390 offers a significantly improved balance of clarity and toughness and also offers enhanced chemical resistance. Potential applications for the impact-modified resin include medical devices, appliance parts, personal care products and consumer electronics. ZYLAR resin 390 will initially be available in North America and Europe. The first applications for the new ZYLAR resin 390 are in surgical blood filter canisters and razors.

        In January 2003, NOVA Chemicals purchased Deltech Polymers Corporation's ("Deltech") polystyrene business at a nominal cost. The purchase included Deltech's customer base and associated technology for crystal polystyrene and methyl methacrylate-styrene copolymers. Deltech's production facility in Troy, Ohio ceased production of these two products in January 2003. Deltech's plant had nameplate capacity of 140 mmlbs per year, which represents 2% of North American polystyrene production capacity. NOVA Chemicals did not acquire any production assets from Deltech and has no environmental or employment liability with respect to the decision by Deltech to cease production of polystyrene. The acquisition enabled NOVA Chemicals to strengthen its position in the commodity, as well as high-margin portions of the market, without adding capacity or taking on assets.

        In January 2003, NOVA Chemicals announced the commercialization of a new advanced styrenic polymer designated FX550. The polystyrene resin offers high-impact and high-gloss properties for applications such as small appliances and housewares, competing directly with acrylonitrile butadiene styrene resin. The first FX550 application is in Europe for office furniture.

        In June 2003, NOVA Chemicals announced the introduction of the first "thin-wall, Smart Cup" in the market, allowing EPS cups to be used in vending machines for the first time. The development resolved two major challenges that had, until then, excluded the usage of EPS cups in vending machines, namely space efficiency and static electricity build-up.

        In December 2003, NOVA Chemicals announced that it was improving the EPS feedstock used at its Beaver Valley site, allowing the plant to produce lower pentane grades, for which there is increased demand in the EPS market. These improvements allowed EPS processors to reduce emissions, in response to increasingly restrictive regulations, and to improve material utilization without sacrificing product performance or changing their manufacturing assets. This feedstock adjustment is compatible with the development of NOVA Chemicals' ULTRA LOW™ resin grades (less than 3.5% pentane).

        In 2003, NOVA Chemicals developed a new flame retardant ZYNTAR resin grade that is not based on decabromo diphenyl oxide. ZYNTAR resin F7080 can be used in light and dark gray applications that require better UV stability than NOVA Chemicals' other grades for television and electronics applications. ZYNTAR resin F7080 has been evaluated by major television OEMs and has UL94 V-0 approval.

RESEARCH AND DEVELOPMENT

        NOVA Chemicals spent $35 million, $32 million and $33 million in the years 2003, 2002 and 2001 respectively, on research and development activities. NOVA Chemicals also spent $10 million in 2003 and $7 million in each of 2002 and 2001 on technical support and activities relating to improvements of existing products. NOVA Chemicals' operating budget for research and development for the year 2004 is $37 million and $10 million for technical support.

Olefins/Polyolefins

        NOVA Chemicals olefins/polyolefins business conducts research at the NOVA Research & Technology Center and the NOVA Chemicals Technical Center, both located in Calgary, Alberta. Both centers are equipped with state of the art test facilities for the development of new catalysts, olefin and polyolefin processes as well as full scale testing of new products. The demonstration plant for the Advanced SCLAIRTECH technology is located at the St. Clair River plant site in Corunna, Ontario and is capable of testing new catalysts, new polyethylene products, mixing methods in reactors and solvent separation processes.

        Currently, the olefins/polyolefins business is supported by 173 technical and support staff working directly on the development of new technologies.

Styrenics

        NOVA Chemicals' styrenics business operates three technical centers located at the Beaver Valley site in Monaca, Pennsylvania, at Chesapeake, Virginia and in Europe at Breda, the Netherlands. The styrenics business also operates three pilot plants, one in the United States (the Beaver Valley site) and two in Europe (Ribécourt, France and Breda). These pilot plants are capable of simulating mass and suspension polymerization, as well as synthesis of EPS. The styrenics business also provides computer-aided design engineering resources in Southfield, Michigan and Chesapeake to support DYLARK resin automotive applications and HPS customers, respectively.

        In January 2002, NOVA Chemicals confirmed its commitment to polystyrene applications research with the official opening of a $5 million European styrenics technology center in Breda. The Breda technology center provides NOVA Chemicals with the ability to develop new SPS, EPS and HPS styrenic polymers, support converter customers in developing new applications for EPS, SPS and HPS polymers and provides increased technical support to NOVA Chemicals' styrenic polymer manufacturing plants around the world.

        In December 2003, NOVA Chemicals opened a new styrenics research lab at the NOVA Research & Technology Center ("NRTC") located in Calgary, Alberta. This research lab will focus on the development of new technology platforms for styrenics by leveraging the skills and capabilities already in existence at NRTC.

        Currently the styrenics business is supported by a total of 133 technical and support staff working on the development and support of new technologies.

GOVERNMENT REGULATION AND ENVIRONMENTAL PROTECTION

        Like other companies in its industry, NOVA Chemicals is subject to extensive environmental laws and regulations at all levels of government concerning the manufacture, processing and importation of certain petrochemical substances, discharges or releases (whether to air, land or water) and the generation, handling, storage, transportation, treatment, disposal and clean-up of waste materials.

        Although NOVA Chemicals believes that its businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risks of accidental discharges of hazardous materials, personal injury and property and environmental damage. Furthermore, applicable environmental laws and regulations provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-

compliance. There can be no assurance that NOVA Chemicals will not incur material costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

        Risk of substantial environmental costs and liabilities is inherent in particular operations and products of NOVA Chemicals, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities, including uninsured liabilities, will not be incurred with respect to future operations.

        Canadian generally accepted accounting principles ("GAAP") requires companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value based on a discounted value of the expected costs to be paid when the assets are retired. At December 31, 2003, NOVA Chemicals had $31 million of accumulated reserve for these activities. This accumulated reserve is comprised of approximately $12 million anticipated to be required for the decommissioning and site restoration of plant sites that have been divested or are no longer in use and approximately $19 million for currently operating plant sites.

        For currently operating plant sites, NOVA Chemicals has undertaken an evaluation of the costs to conduct decommissioning and site restoration required to satisfy its projected obligations under applicable environmental requirements upon termination of operations at these sites. Canadian GAAP requires that NOVA Chemicals record the present value of inflation adjusted decommissioning and site restoration costs as increases to the carrying values of the assets and depreciate this amount over the estimated remaining lives of the assets. NOVA Chemicals has determined a further $112 million, in today's dollars, may be required to decommission and restore operating plant sites. This amount does not include any deduction for salvage or land value that may be realized, however these will be taken into consideration as the assets are depreciated. Since these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, since the value of salvage, degree of natural attenuation, evolution of new technologies and potential future land uses may mitigate future environmental liabilities and potential costs.

        The amount of $112 million is approximately $225 million to $250 million after adjusting for inflation as is required by Canadian GAAP. The present value of this future amount (using a credit adjusted risk free rate of 10.5% to discount the estimated future cash flows) is approximately $19 million, which has been accrued in anticipation of these activities. This estimated liability of $19 million will increase, or accrete, each year over the lives of the active plants until it reaches the $225 million to $250 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses.

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

        From time to time NOVA Chemicals has entered into various consent agreements or been subject to administrative orders for pollution abatement or remedial action in connection with its businesses. NOVA Chemicals has agreed with relevant Dutch and French environmental authorities to implement VOC emission reduction projects at its facilities in Breda, the Netherlands and Ribecourt, France. The projects are scheduled for completion in 2005 and 2006, respectively, at an estimated cost of approximately $15 million.

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

        NOVA Chemicals has adopted the Responsible Care program as the basis for its overall safety, health, environment and risk program. The Responsible Care program is a comprehensive program which was initiated by the Canadian Chemical Producers' Association ("CCPA") and has since been adopted by the American Chemistry Council ("ACC") in the United States as well as by chemical industry associations in over 40 countries worldwide. The Responsible Care program requires program participants to commit to the responsible management of the total life cycle of their products. NOVA Chemicals has implemented the Responsible Care program in all its Canadian, U.S. and European operations.

        In the second quarter of 2003 the CCPA released its final report for the Responsible Care re-verification for NOVA Chemicals' Canadian locations based on their 2002-2005 protocol. According to the CCPA's final report the re-verification team is satisfied with the approach used by the Corporation to apply and meet the requirements of the Responsible Care initiative.

        The review was carried out between September 16 and 27, 2002, by a three-member CCPA appointed re-verification team augmented by community representatives for each of the Corporation's locations visited. The team visited manufacturing sites at Joffre, Alberta (olefins/polyolefins), Corunna, Ontario (olefins), Sarnia, Ontario (styrene) and Montreal, Quebec (polystyrene). Visits were also made to the Corporation's Research and Technology Center and the Technical Center in Calgary, Alberta.

        In the report, the re-verification team noted that the decision-making and actions of NOVA Chemicals are underpinned by the Responsible Care ethic. The Corporation's overall management system is self-healing, seeking to continuously improve, to identify deficiencies and will likely act to correct them in a timely manner.

        NOVA Chemicals is active in a number of voluntary environmental initiatives to reduce emissions and wastes from its facilities. In addition to participation in the CCPA's National Emissions Reduction Masterplan, NOVA Chemicals is also participating in Canada's Accelerated Reduction and Elimination of Toxics, and greenhouse gas ("GHG") emissions management programs. Through an aggressive GHG emissions management program and its participation in Canada's Voluntary Climate Change Challenge and Registry Program, NOVA Chemicals is committed to economically viable solutions to climate change concerns, for example, NOVA Chemicals participation in the joint venture with ATCO and EPCOR to construct a natural-gas-fired cogeneration power plant at its production site at Joffre. This project has substantially reduced GHG emissions when compared with continuing to supply the electrical needs of the Joffre site from Alberta's primarily coal fired electrical generation facilities. NOVA Chemicals is also directly involved in the Canadian Chemical Industry's Environmental Performance Memoranda of Understanding with the Federal, Ontario and Alberta governments.

        In December 2002, the Government of Canada announced its ratification of the Kyoto Protocol to the United Nations Framework Convention on Climate Change. NOVA Chemicals could incur significant costs to comply with the Kyoto Protocal which could reduce operating results and cash flow.

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

        Environmental capital expenditures for NOVA Chemicals, including pollution abatement and remedial programs, were $9 million in 2003, $6 million in 2002 and $12 million in 2001 and are estimated to be $11 million in 2004. Operating expenses relating to environmental protection were $16 million in 2003, $12 million in 2002 and $14 million in 2001 and are estimated to be $15 million in 2004. Total remedial expenditures to dismantle and remediate discontinued facilities and sites totaled $1 million in each of 2003 and 2002 and $3 million in 2001. This figure is expected to be $3 million in 2004. NOVA Chemicals believes it has sufficient capital resources to meet all of its present and anticipated future obligations under environmental protection legislation.

        NOVA Chemicals is actively involved in promoting public awareness of the benefits of plastics through its participation in various industry associations.

EMPLOYEE AND LABOUR RELATIONS

        NOVA Chemicals currently employs approximately 4,300 full-time employees globally.

        Collective bargaining agreements with various unions, covering approximately 500 of the approximately 3,710 North American employees, are in place at certain plants located in Ontario, Massachusetts and Pennsylvania. The term of a collective bargaining agreement involving 51 employees at NOVA Chemicals' styrene plant in Sarnia, Ontario expired on January 31, 2004. The term of a collective bargaining agreement involving 230 employees at NOVA Chemicals' olefins plant in Corunna, Ontario will expire on March 31, 2004. Negotiations are currently underway at both the Sarnia and Corunna facilities. A collective bargaining agreement involving 31 employees at the polystyrene plant at Springfield, Massachusetts was negotiated in September 1999 and will expire on September 30, 2007. A collective bargaining agreement involving 182 employees at the polystyrene plant at the Beaver Valley site in Monaca, Pennsylvania was negotiated in May 2001 and will expire on May 12, 2006.

        Workforces in Europe are significantly more unionized than their North American counterparts. European employment laws and regulations are more restrictive than in North America. These factors limit the flexibility of NOVA Chemicals' relations with its employees. Many of NOVA Chemicals' approximately 570 European employees are represented by works councils. A works council, elected by the employees, represents employees' rights and interests, including rights to information and consultation relating to conditions of work, working hours, remuneration and vacation entitlement.

        NOVA Chemicals provides medical, health, life insurance, pension plans and other benefits to its employees, which are comparable with other companies in the chemical industry where its operations are located.

FOREIGN OPERATIONS

        Foreign operations are subject to various risks differing from those in Canada and the United States including political events, tax changes, labour difficulties, price controls and other governmental actions. NOVA Chemicals actively addresses these risks as part of its risk management system.

        With the Huntsman and Shell acquisitions, NOVA Chemicals' exposure to foreign operations increased as a significant amount of the assets acquired are in Europe. In addition to the economic risks of foreign operations, there are commercial, cultural and language differences that increase business risk.

        NOVA Chemicals sells its products worldwide. NOVA Chemicals has established its European operating center and commercial headquarters in Switzerland to coordinate commercial activities outside of North America and maintains a sales force in over 12 countries.

PROPERTIES

        The "Facility Profile" on page 10 provides a description of NOVA Chemicals' production facilities. All production facilities are owned by NOVA Chemicals (except Channelview, Texas in which NOVA Chemicals only has an equity position). In some cases, NOVA Chemicals may own the production facilities, but only leases the land on which the facilities are located. This is the case with our Belpre, Ohio, facility and our Carrington, United Kingdom, Ribécourt, France and Berre, France facilities in Europe. Where the land is leased by NOVA Chemicals, the site owner or operator provides various site services, such as utilities, for which NOVA Chemicals pays a usage fee.

        NOVA Chemicals leases or owns in excess of 640,000 square feet of office space in numerous locations, mostly in North America. Its head office and Canadian operating center is located in Calgary, Alberta. Its global and United States operating center is located in Pittsburgh, Pennsylvania. Its European operating center is in Fribourg, Switzerland.

LEGAL PROCEEDINGS

        NOVA Chemicals is involved in litigation from time to time in the ordinary course of its business. In management's opinion none of such litigation is material to NOVA Chemicals' financial condition or results of operations. The major legal proceedings against the Corporation are described below.

        In 1987 a rail tank car containing butadiene owned by a subsidiary of Polysar (a predecessor of NOVA Chemicals) leaked and ignited while parked in New Orleans, Louisiana. Numerous lawsuits were filed against Polysar and other entities and all of these were ultimately consolidated into one class action. With respect to liability, Polysar was found liable for 5% of the compensatory damages sustained by the class but was found not liable for any punitive damages. Petitions for appellate relief to the Louisiana Supreme Court and United States Supreme Court were denied. With respect to damages, the Louisiana court is hearing the case in a series of mini-trials. Two mini-trials have occurred to date, the outcomes of which, if extrapolated to the class, could lead to potential liability to NOVA Chemicals in the range of $5 million to $11 million. No further mini-trials have been scheduled to date. NOVA Chemicals anticipates that its liability insurers will respond to a portion of the ultimate claim.

        In January 2001, Husky Oil Operations Ltd. ("Husky") filed a statement of claim against NOVA Chemicals alleging breach of a natural gas supply agreement. Husky's claim was in the amount of Cdn. $30 million. The matter settled during trial with Husky agreeing to discontinue its claim and terminate the natural gas supply agreement. NOVA Chemicals agreed to pay Husky Cdn. $1.5 million and discontinue its counterclaim against Husky.

RISKS AND UNCERTAINTIES

The cyclicality of commodity chemical businesses may cause significant fluctuation in NOVA Chemicals' income and cash flow.

        NOVA Chemicals' historical operating results reflect the cyclical and volatile nature of commodity chemical businesses, specifically the olefins/polyolefins and styrenics businesses. These businesses historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, declining capacity utilization rates, and declining prices and profit margins. The markets for ethylene, polyethylene, styrene and styrenic polymers are highly cyclical, resulting in volatile profits and cash flow over the business cycle. Moreover, since NOVA Chemicals derives nearly all of its revenue from sales of these products, its operating results are more sensitive to this cyclical nature than many of its competitors who have more diversified businesses. While NOVA Chemicals expects capacity to tighten in the future, it cannot provide assurance that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in its operating results.

        Excess industry capacity, especially at times when demand is weak, has in the past and may in the future cause NOVA Chemicals and other industry participants to lower production rates, which can reduce its margins, income and cash flow.

Rising costs of raw materials and energy may result in increased operating expenses and reduced results of operations.

        NOVA Chemicals purchases large amounts of raw materials, including natural gas and benzene, and energy for its businesses, representing a substantial portion of its operating expenses. The prices of raw materials and energy generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which have historically been highly volatile and cyclical. NOVA Chemicals' raw material costs have fluctuated significantly in the last few years. Although certain of NOVA Chemicals' customer contracts are based on changes in feedstock costs or provide for surcharges if feedstock costs change, many contracts are tied to market prices and therefore do not necessarily allow for the immediate flowthrough of rising feedstock costs. NOVA Chemicals cannot predict whether and to what extent feedstock or energy prices will rise in the future. Any significant feedstock cost increase could have a material adverse effect on NOVA Chemicals' business, results of operations, financial condition and cash flow.

NOVA Chemicals sells commodity products in highly competitive markets and faces significant price pressure.

        NOVA Chemicals sells its products in highly competitive markets. Due to the commodity nature of a majority of its products, with the exception, to some degree of products made using Advanced SCLAIRTECH technology and high-margin growth products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result,

NOVA Chemicals may not be able to protect its market position by product differentiation or pass on cost increases to its customers. Accordingly, increases in raw material costs and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. Although NOVA Chemicals strives to maintain or increase its profitability by reducing costs through improving production efficiency, emphasizing higher margin products and controlling selling and administration expenses, NOVA Chemicals cannot provide assurance that these efforts will be sufficient to offset fully the effect of any pricing changes on its operating results.

        Among NOVA Chemicals' competitors are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than NOVA Chemicals can. In addition, some of NOVA Chemicals' competitors are larger and have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of NOVA Chemicals' current or future competitors develop proprietary technology that enables them to produce products that compete with those of NOVA Chemicals at a significantly lower cost, segments of NOVA Chemicals' technology could be rendered over time uneconomical or obsolete. The entrance of new competitors into the industry may reduce NOVA Chemicals' ability to capture profit margins in circumstances where capacity utilization in the industry is decreasing. Further, low-cost producers from petroleum-rich countries are increasing in the petrochemical industry and may expand significantly in the future. Any of these developments could affect NOVA Chemicals' ability to enjoy higher profit margins during periods of increased demand.

External factors beyond NOVA Chemicals' control can cause fluctuations in demand for NOVA Chemicals' products and in its prices and margins, which may negatively affect income and cash flow.

        External factors can cause significant fluctuations in demand for NOVA Chemicals' products and volatility in the price of raw materials and other operating costs. Examples of external factors include general economic conditions, including a prolonged economic downturn; competitor actions; technological developments; unplanned facility shutdowns; international events and circumstances; and governmental regulation.

        Demand for NOVA Chemicals' products is influenced by general economic conditions. A number of NOVA Chemicals' products are highly dependent on durable goods markets, which are themselves particularly cyclical. If the global economy does not improve, demand for NOVA Chemicals' products and its income and cash flow would be adversely affected.

        NOVA Chemicals may reduce production, idle a facility for an extended period of time, or discontinue certain products because of high raw material prices, an oversupply of a particular product, feedstock unavailability and/or a lack of demand for that particular product. When NOVA Chemicals decides to reduce or idle production, reduced operating rates are often necessary for several quarters or, in certain cases, longer and cause NOVA Chemicals to incur costs, including the expenses of the outages and the restart of these facilities.

Operating problems in NOVA Chemicals' business may adversely affect NOVA Chemicals' income and cash flow.

        The occurrence of material operating problems at NOVA Chemicals' facilities, including any of the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on NOVA Chemicals' operations as a whole. NOVA Chemicals' income and cash flow are dependent on the continued operation of its various production facilities. NOVA Chemicals' operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline leaks and ruptures; fires; mechanical failure; labour difficulties; remediation complications; discharges or releases of toxic or hazardous substances or gases and other environmental risks; explosions; storage tank leaks; unscheduled downtime; transportation interruptions; and inclement weather and natural disasters.

        Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil, regulatory or criminal penalties. Furthermore, NOVA Chemicals is also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. NOVA Chemicals carries insurance against potential operating hazards which is consistent with industry norms.

If NOVA Chemicals were to incur a significant liability that was not covered by insurance, it could significantly affect NOVA Chemicals' productivity, profitability and financial position.

NOVA Chemicals is exposed to costs arising from environmental compliance, cleanup and adverse litigation, which may have a substantial adverse effect on NOVA Chemicals' business, financial condition, operating results and cash flow.

        NOVA Chemicals is subject to extensive federal, provincial, state and local environmental laws and regulations concerning the manufacture, processing and importation of certain petrochemical substances, air emissions, water discharges and the generation, handling, storage, transportation, treatment, disposal and clean up of regulated substances. NOVA Chemicals believes it is in material compliance with applicable environmental requirements. However, NOVA Chemicals' operations involve the risk of accidental discharges or releases of toxic or hazardous materials, personal injury, property and environmental damage. Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. NOVA Chemicals cannot provide assurance that it will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

        Risk of substantial environmental costs and liabilities is inherent in NOVA Chemicals' business, as it is with other companies engaged in similar businesses. Also, NOVA Chemicals has liabilities and obligations arising in connection with discontinued operations, and has specific contractual obligations with respect to pre-closing environmental conditions at certain facilities divested by predecessor companies. Environmental investigations and remedial work have commenced at most locations and provision has been made in NOVA Chemicals' financial statements to cover the estimated costs of remediation of discontinued sites. NOVA Chemicals has incurred and may incur in the future, environmental costs and liabilities and believes it has made adequate provisions in its financial statements for known matters. Nevertheless, NOVA Chemicals cannot provide assurance that it will not incur substantial costs and liabilities resulting from future events or unknown circumstances which exceed its reserves or will be material.

        From time to time, NOVA Chemicals has entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, NOVA Chemicals may be jointly and severally liable for the costs of environmental contamination on or from its properties, and at off-site locations where NOVA Chemicals disposed of or arranged for disposal or treatment of hazardous substances, and may also incur liability for related damages to natural resources. Currently, NOVA Chemicals has been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or its state equivalents at three third-party sites. Based on available information, the Corporation does not believe they will involve significant costs. However, NOVA Chemicals cannot provide assurance that significant costs will not be incurred.

NOVA Chemicals could incur significant costs to comply with the Kyoto Protocol, which could reduce NOVA Chemicals' operating results and cash flow.

        In December 2002, the Government of Canada announced its ratification of the Kyoto Protocol to the United Nations Framework Convention on Climate Change. The Kyoto Protocol has yet to take effect, but if it does, Canada would be required to reduce its GHG emissions by 6% below 1990 levels during the years 2008 through 2012. Comparable, although not necessarily identical, reductions in GHG emissions are required of other ratifying countries during the same period. Subject to further action by other countries, NOVA Chemicals anticipates that the governments of all ratifying countries in which NOVA Chemicals has production operations will require reductions in GHG emissions from NOVA Chemicals' plants located within their borders sometime within the commitment period, but no later than 2012. In view of the uncertainty of how and when implementation will occur, NOVA Chemicals cannot estimate compliance costs or whether they will be material.

NOVA Chemicals' business may be adversely affected by risks associated with international operations.

        Although NOVA Chemicals reports its results in U.S. dollars, the Corporation conducts a significant portion of its business outside the United States, and is subject to risks normally associated with international operations. These risks include the need to convert currencies the Corporation may receive as payment for its products into currencies required to pay its debt, or into currencies in which NOVA Chemicals purchases raw materials or pays for services, which could result in a gain or loss depending on fluctuations in exchange rates. Fluctuations in exchange rates can also affect the relative competitive position of a particular manufacturing facility, as well as NOVA Chemicals' ability to successfully market its products in other markets. Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labour strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws and the difficulty of enforcing agreements and collecting receivables through foreign legal systems.

Interruptions in NOVA Chemicals' supply of raw materials could adversely affect NOVA Chemicals' business.

        NOVA Chemicals purchases large amounts of raw materials, including crude oil, natural gas and benzene, and energy for its businesses. If temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors require the Corporation to secure its raw materials from sources other than its current suppliers, NOVA Chemicals cannot provide assurance that it will be able to do so on terms as favourable as its current terms or at all.

NOVA Chemicals may be subject to losses that are not covered by insurance.

        NOVA Chemicals carries comprehensive liability and property (including fire and extended perils) insurance on all of its facilities, with deductibles and other policy specifications and insured limits customarily carried in NOVA Chemicals' industry for similar properties. NOVA Chemicals' insurance costs have increased recently. In addition, some types of losses, such as losses resulting from war or acts of terrorism are not insured. NOVA Chemicals determines coverage limits based on what it believes to be a reasonable maximum foreseeable loss scenario of its operations. In the event that an uninsured loss or a loss in excess of insured limits occurs, the Corporation may not be reimbursed for the cost to replace capital invested in that property, nor insured for the anticipated future revenues derived from the manufacturing activities conducted at that property, while NOVA Chemicals could remain obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect NOVA Chemicals' business, results of operations or financial condition.

Labour disputes could have an adverse effect on NOVA Chemicals' business.

        As of December 31, 2003, NOVA Chemicals had approximately 4,300 employees, of whom approximately 3,710 were employees of NOVA Chemicals' Canadian and U.S. operations. Approximately 500, or 13%, of its Canadian and U.S. employees are represented by unions under four separate collective bargaining agreements. In addition, in Europe, some of NOVA Chemicals operations are subject to national collective bargaining agreements that are renewed on an annual basis. If NOVA Chemicals is unable to negotiate acceptable contracts with these unions upon expiration of an existing contract or other employees were to become unionized, NOVA Chemicals could experience work stoppages, a disruption in operations or higher labour costs, which could have an adverse effect on business, financial condition, results of operations and cash flow. Of NOVA Chemicals' four North American collective bargaining agreements, two agreements, involving a total of approximately 280 employees, will expire within the first quarter of 2004. Negotiations are currently underway regarding these agreements.

NOVA Chemicals may make investments in entities that it does not control.

        NOVA Chemicals has established joint ventures and made minority interest investments to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. The Corporation's principal joint ventures and minority investments include E3, the Joffre Co-Generation Plant and the Alberta Ethane Gathering System.

        NOVA Chemicals' ability to control entities in which it invests may affect its ability to receive distributions from those entities or to fully implement its business plan. The incurrence of debt or entry into other agreements by an entity not under the Corporation's control may result in restrictions or prohibitions on that entity's ability to pay dividends or make other distributions to NOVA Chemicals. Even where these entities are not restricted by contract or by law from making distributions to NOVA Chemicals, NOVA Chemicals may not be able to influence the occurrence or timing of such distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, that entity may not be able to operate according to its business plan or NOVA Chemicals may be required to increase its level of commitment. If any of these events were to transpire, NOVA Chemicals' business, results of operations and financial condition could be adversely affected.

NOVA Chemicals' business is dependent on its intellectual property. If NOVA Chemicals' patents are declared invalid or its trade secrets become known to its competitors, its ability to compete may be adversely affected.

        Proprietary protection of NOVA Chemicals' processes, apparatuses and other technology is important to NOVA Chemicals' business. Consequently, NOVA Chemicals relies on judicial enforcement for protection of its patents. While a presumption of validity exists with respect to patents issued to NOVA Chemicals in the United States and Canada, there can be no assurance that any of NOVA Chemicals' patents will not be challenged, invalidated or circumvented. Furthermore, if any pending patent application filed by NOVA Chemicals does not result in an issued patent, then the use of any such intellectual property by NOVA Chemicals' competitors could have an adverse effect on NOVA Chemicals' businesses, financial condition, results of operations or cash flow. Additionally, NOVA Chemicals' competitors or other third parties may obtain patents that restrict or preclude NOVA Chemicals' ability to lawfully produce or sell its products in a competitive manner, which could have an adverse effect on business, financial condition, results of operations or cash flow.

        NOVA Chemicals also relies upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain its competitive position. While it is NOVA Chemicals' policy to enter into confidentiality agreements with its employees and third parties to protect its intellectual property, these confidentiality agreements may be breached and, consequently, may not provide meaningful protection for NOVA Chemicals' trade secrets or proprietary know-how, or adequate remedies may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, others could obtain knowledge of such trade secrets through independent development or other access by legal means. Although NOVA Chemicals does not regard any single patent or trademark as being material to its operations as a whole, the failure of its patents or confidentiality agreements to protect its processes, apparatuses, technology, trade secrets or proprietary know-how could have an adverse effect on its business, financial condition, results of operations or cash flow.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

THREE YEAR SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The selected consolidated financial information for each of the three years in the three year period ended December 31, 2003 included in NOVA Chemicals' 2003 Annual Report under the heading "Consolidated Six-Year Review" is incorporated by reference into this Annual Information Form.

DIVIDENDS

Payment of Dividends

        Historically, NOVA Chemicals has paid dividends on its common shares at the current rate of $0.10 Canadian per quarter. In 2003, NOVA Chemicals paid $25 million in dividends on its common shares. There are currently no material contractual restrictions on NOVA Chemicals' ability to declare and pay dividends on its common shares. The declaration and payment of dividends is at the discretion of the Board of Directors of NOVA Chemicals, which will consider earnings, capital requirements, the financial condition of NOVA Chemicals and other relevant factors. It is, however, the Corporation's intention to retain most of its earnings to support current operations, further reduce debt and continue to pay dividends at historic levels.

Dividend Record

        NOVA Chemicals has paid the following dividends on common shares during the preceding three years:

		Dividends per share
		2003	2002	2001
Common Shares	Cdn.	$0.40	$0.40	$0.40

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        NOVA Chemicals' Management Discussion and Analysis for the year ended December 31, 2003 included in NOVA Chemicals' 2003 Annual Report is incorporated by reference into this Annual Information Form.

MARKET FOR SECURITIES

COMMON SHARES

        NOVA Chemicals' outstanding common shares are listed on the Toronto and New York stock exchanges.

        The closing price for NOVA Chemicals' common shares on the Toronto Stock Exchange on December 31, 2003 was Cdn. $35.04 and on February 12, 2004 was Cdn. $36.55 and U.S. $27.20. The closing price on the New York Stock Exchange on December 31, 2003 was $26.95 and on February 12, 2004 was $27.90.

PREFERRED SECURITIES

        NOVA Chemicals has preferred securities that are listed on the New York Stock Exchange. A principal amount of $382.5 million of these preferred securities are listed. On January 19, 2004, NOVA Chemicals announced that it will redeem, on March 1, 2004, all of its 9.5% $210 million preferred securities due 2047 and all of its 9.04% $172.5 million preferred securities due 2048.

MANAGEMENT OF NOVA CHEMICALS

        As a group, and based on information provided to NOVA Chemicals by each director and executive officer, all directors and executive officers of NOVA Chemicals beneficially owned, directly or indirectly, or exercised control or direction over 858,530 common shares of NOVA Chemicals as at February 12, 2004, representing approximately 0.98% of the outstanding common shares.

DIRECTORS

        The following table sets forth, in alphabetical order, the names of each director of NOVA Chemicals, their municipality of residence, age, principal occupations during the five preceding years and the period during which each director has served as a director of NOVA Chemicals or its predecessors. The terms of office of all of the directors of NOVA Chemicals expire at the termination of the 2004 annual meeting, or until a successor is elected or appointed.

Name and Municipality of Residence	Age	Period during which a director of NOVA Chemicals or its predecessor	Principal Occupation During the Preceding Five Years(1)
JERALD ALLEN BLUMBERG Durango, Colorado	64	Since February 15, 2000	Retired President and Chief Executive Officer, Ambar, Inc. (private oilfield services). Prior to December 2000, President and Chief Executive Officer, Ambar, Inc.
DR. FRANK PETER BOER Boynton Beach, Florida	63	Since February 21, 1991	President and Chief Executive Officer, Tiger Scientific Inc. (science and technology, consulting and investments)
JACQUES BOUGIE, O.C. Iles-des-Soeurs, Québec	56	Since June 14, 2001	Retired President and Chief Executive Officer, Alcan Inc. (international aluminum company). Prior to June 2001, President and Chief Executive Officer, Alcan Inc.

JOANNE VANISH CREIGHTON South Hadley, Massachusetts	61	Since June 14, 2001	President and Professor of English, Mount Holyoke College (higher education)
ROBERT EMMET DINEEN, JR. New York, New York	63	Since July 2, 1998	Partner, Shearman & Sterling LLP, Attorneys-at-Law
LOUIS YVES FORTIER, C.C., Q.C. Westmount, Québec	68	Since July 2, 1998	Chairman and Senior Partner, Ogilvy Renault, Barristers and Solicitors
KERRY LLOYD HAWKINS Winnipeg, Manitoba	63	Since July 2, 1998	President of Cargill Limited and Chief Executive Officer of Canadian Operations, Cargill Limited (grain handling, transportation and processing of agricultural products)
JEFFREY MARC LIPTON Sewickley, Pennsylvania	61	Since April 18, 1996	President and Chief Executive Officer, NOVA Chemicals
ARNOLD MARTIN LUDWICK Montréal, Québec	66	Since February 15, 2000	Retired Deputy Chairman, Claridge Inc. (investment holding company). Prior to December 2002, Deputy Chairman, Claridge Inc. Prior to 1999, President and Chief Executive Officer, Claridge Inc.
JAMES MALCOLM EDWARD NEWALL, O.C. Calgary, Alberta	68	Since August 13, 1991	Chairman of the Board, NOVA Chemicals
JANICE GAYE RENNIE, F.C.A. Edmonton, Alberta	46	Since April 23, 1991	Principal, Rennie and Associates (investment management). Prior to January 1999, President, Research Technology Management Inc.
JAMES MARK STANFORD Calgary, Alberta	66	Since December 3, 1999	President, Stanford Resource Management, Inc. (investment management). Prior to January 2000, President and Chief Executive Officer, Petro-Canada
JOSEPH DALE THOMPSON Edmonton, Alberta	70	Since July 2, 1998	Chairman, PCL Construction Group Inc. (general construction contractors). Mr. Thompson will not be standing for re-election at the annual meeting on April 14, 2004

EXECUTIVE OFFICERS

        The following table sets forth, in alphabetical order, the names of each executive officer of NOVA Chemicals, their municipality of residence, age, present positions within NOVA Chemicals and their principal occupations during the five preceding years.

Name and Municipality of Residence	Age	Present Principal Occupation	Principal Occupation During The Preceding Five Years(1)
JEFFREY MARC LIPTON Sewickley, Pennsylvania	61	President and Chief Executive Officer	President and Chief Executive Officer, NOVA Chemicals
LAWRENCE ALLAN MACDONALD Crescent Township, Pennsylvania	52	Senior Vice President and Chief Financial Officer
			Senior Vice President and Chief Financial Officer, NOVA Chemicals; prior to October 2001, Senior Vice President, Manufacturing East, NOVA Chemicals; prior to March 1999, Senior Vice President, Corporate Development, NOVA Chemicals
JACK STEPHEN MUSTOE Sewickley, Pennsylvania	56	Senior Vice President, Legal and General Counsel	Senior Vice President, Legal and General Counsel, NOVA Chemicals
SHEILA HELEN O'BRIEN, C.M. Toronto, Ontario	56	Senior Vice President, Human Resources, Public Affairs, Government and Investor Relations
Senior Vice President, Human Resources, Public Affairs, Government and Investor Relations, NOVA Chemicals; prior to May 2001, Senior Vice President, Human Resources, Public Affairs and Investor Relations,
			NOVA Chemicals
CHRISTOPHER DANIEL PAPPAS Sewickley, Pennsylvania	48	Senior Vice President and President, Styrenics
			Senior Vice President and President, Styrenics, NOVA Chemicals; prior to July 2000, President and Chief Executive Officer, Paints and Coatings.com; prior to March 2000, Commercial Vice President, DuPont-Dow Elastomers
ALBERT TERENCE POOLE Calgary, Alberta	61	Executive Vice President, Corporate Strategy and Development	Executive Vice President, Corporate Strategy and Development, NOVA Chemicals; prior to May 2000, Executive Vice President, Finance and Strategy, NOVA Chemicals
DALE HOWARD SPIESS Nevillewood, Pennsylvania	60	Senior Vice President and President, Olefins/Polyolefins	Senior Vice President and President, Olefins/Polyolefins, NOVA Chemicals; prior to November 2001, Senior Vice President, Polyethylene Sales and Marketing, NOVA Chemicals

JOHN LAW WHEELER Pittsburgh, Pennsylvania	60	Senior Vice President and Chief Information Officer	Senior Vice President and Chief Information Officer, NOVA Chemicals
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

        The Board of Directors of NOVA Chemicals does not have an Executive Committee. The four standing Committees of the Board of Directors are the Corporate Governance Commitee, the Audit, Finance and Risk Committee, the Human Resources Committee and the Public Policy and Responsible Care Committee. A brief summary of the Committee mandates follows.

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

        The Audit, Finance and Risk Committee of the Board reviews and inquires into matters affecting the financial reporting of NOVA Chemicals, the system of internal accounting and financial controls and procedures and NOVA Chemicals' financial audit procedures and plans; recommends the approval of the issuance of debt securities; oversees the policies and practices of NOVA Chemicals relating to corporate compliance and risk management strategies; recommends to the Board of NOVA Chemicals the appointment and remuneration of the external auditors and approves the mandate and appointment of internal auditors; oversees the funding, administration and investment of the trust funds associated with NOVA Chemicals' savings and profit sharing plans and pension plans; and reviews with management and reports to the Board annually on the financing plans and objectives of NOVA Chemicals. The Audit, Finance and Risk Committee is composed of Messrs. Hawkins (Chairman), Dineen, Ludwick and Thompson and Ms. Rennie. As Mr. Thompson is not standing for re-election as a director at the 2004 annual shareholders' meeting his term on the Audit, Finance and Risk Committee will end on the date of that meeting. In February 1999 the Blue Ribbon Committee issued a report on Improving the Effectiveness of Corporate Audit Committees. In December 1999 the Securities and Exchange Commission ("SEC") and the Auditing Standards Board adopted rules in response to the Blue Ribbon Committee's recommendations. The Audit, Finance and Risk Committee is aligned with these rules. Throughout 2002 and early 2003, the SEC adopted additional rules with respect to corporate governance. The Board has determined that Mr. Ludwick and Ms. Rennie are "audit committee financial experts" as defined by the SEC, and independent from management as described in Item 7(d)(3)(iv) of Schedule 14A of the Securities and Exchange Act. The members of NOVA Chemicals' Audit, Finance and Risk Committee also meet the requirements contained in Canadian securities administrators' Multilateral Instrument 52-110, Audit Committees, that every member of a corporation's audit committee be independent and financially literate.

        The Human Resources Committee of the Board is responsible for overseeing policies and practices of NOVA Chemicals with respect to its human resources. The Committee reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation. The Committee recommends to the Board the goals and objectives used to determine executive leadership compensation, evaluates the executive leadership team's performance and makes recommendations to the Board with respect to awards under the Management Incentive Plan, the Option Plan, the Equity Appreciation Plan and the Restricted Stock Unit Plan and is responsible for the proper and orderly administration of NOVA Chemicals' savings and profit sharing plans and pension plans, other than matters relating to the funding and investment of the plans' trust funds. The Human Resources Committee is composed of Messrs. Stanford (Chairman), Blumberg, Hawkins, Dr. Boer and Ms. Creighton.

        The Public Policy and Responsible Care Committee of the Board is responsible for overseeing the policies and practices of NOVA Chemicals relating to its Responsible Care audit and the environment, occupational health and safety, communications, corporate contributions, public policy matters and NOVA Chemicals' relationships with all of its stakeholders. The Public Policy and Responsible Care Committee is composed of Dr. Boer (Chairman), Messrs. Bougie, Fortier, Ludwick and Thompson and Mmes. Creighton and Rennie. As Mr. Thompson is not standing for re-election as a director at the 2004 annual shareholders' meeting his term on the Public Policy and Responsible Care Committee will end on the date of that meeting.

Other Corporate Activities

        In December 1996, a Technology Advisory Committee was created to advise NOVA Chemicals on its research strategy. The Technology Advisory Committee consists of two directors of NOVA Chemicals, Dr. Boer and Mr. Blumberg (Co-chairs); Mr. Christopher D. Pappas, Senior Vice President and President, Styrenics, NOVA Chemicals; Mr. Paul Clark (Co-chair), Vice President, Research and Technology, NOVA Chemicals; Mr. William C. Mitchell, Vice President, Legal and Chief Patent Counsel, NOVA Chemicals; Mr. Karel C. Bleijenberg, Vice President, Technology, NOVA Chemicals Inc.; Mr. Gerry Dyer, retired Research and Development Director, DuPont Canada Inc.; and three world-class research scientists, Dr. Musa Kamal, Professor, McGill University, Dr. Kurt Zilm, Professor, Yale University and Dr. Robert Waymouth, Professor, Stanford University.

ADDITIONAL INFORMATION

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of NOVA Chemicals' securities, options to purchase securities and interests of insiders in material transactions, is contained in NOVA Chemicals' Management Information Circular with respect to the 2004 Annual Meeting of Shareholders.

        Additional financial information is provided in the 2003 audited comparative Consolidated Financial Statements, together with the auditors' report thereon, included in NOVA Chemicals' 2003 Annual Report.

        A copy of NOVA Chemicals' 2003 Annual Report and its Management Information Circular referred to above, as well as additional copies of this Annual Information Form and of any subsequent interim financial statements of NOVA Chemicals, may be obtained by any person without charge by writing to:

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
Methanex — Sale of Equity Investment
DISTRIBUTION OF PRODUCTS
Geographic Distribution of Revenue by Segment
LOGISTICS
COMPETITION
PATENTS, LICENSES AND TRADEMARKS
TECHNOLOGY
Olefins/Polyolefins
Styrenics
RESEARCH AND DEVELOPMENT
Olefins/Polyolefins
Styrenics
GOVERNMENT REGULATION AND ENVIRONMENTAL PROTECTION
EMPLOYEE AND LABOUR RELATIONS
FOREIGN OPERATIONS
PROPERTIES
LEGAL PROCEEDINGS
RISKS AND UNCERTAINTIES
SELECTED CONSOLIDATED FINANCIAL INFORMATION
THREE YEAR SELECTED CONSOLIDATED FINANCIAL INFORMATION
DIVIDENDS
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARKET FOR SECURITIES
COMMON SHARES
PREFERRED SECURITIES
MANAGEMENT OF NOVA CHEMICALS
DIRECTORS
EXECUTIVE OFFICERS
BOARD OF DIRECTORS
COMMITTEES OF THE BOARD OF DIRECTORS
Other Corporate Activities
ADDITIONAL INFORMATION