Form 40-F
period 2004-12-31
NOVA CHEMICALS CORP /NEW
filed 2005-03-01
CIK 922960

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[Check one]

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☒
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004                            Commission File Number 1-13064

NOVA Chemicals Corporation
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

None
(Primary Standard Industrial Classification Code Number (if applicable))

None
(I.R.S. Employer Identification Number (if applicable))

1550 Coraopolis Heights Road, Moon Township, Pennsylvania, 15108
(Address and telephone number of Registrant's principal executive offices)

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

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stocks as of the close of the period covered by the annual report.

As of December 31, 2004: 84,268,293 Common Shares were outstanding.

        Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

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

B.    Exhibits

Attached hereto are:

  99.1    Audited financial statements and related schedules
  99.2    Management's Discussion and Analysis
  99.3    Consent of Ernst & Young LLP
  99.4    CEO and CFO Certificates
  99.5    Certification of principal executive officer pursuant to 18 U.S.C. § 1350; and
  99.6    Certification of principal financial officer pursuant to 18 U.S.C. § 1350.

2

CONTROLS AND PROCEDURES

        Management's Annual Report on Internal Control Over Financial Reporting.    The report of management on NOVA Chemicals' internal control over financial reporting is located under the heading "Management's Report" in Management's Discussion and Analysis, which is filed as Exhibit 2 to this Annual Report and is incorporate by reference herein.

        Attestation Report of the Registered Public Accounting Firm.    The attestation report on management's assessment of NOVA Chemicals' internal control over financial reporting is located under the heading "Independent Auditors' Report on Internal Controls" in the Audited Financial Statements and Related Schedules, which are filed as Exhibit 1 to this Annual Report and is incorporate by reference herein.

        Evaluation of disclosure controls and procedures.    Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures were effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

        Changes in internal controls.    There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        The information required by Item 8 of General Instruction B is located under the heading "Committees of the Board of Directors" in the Management Information Circular dated February 16, 2005, which is filed as an exhibit to NOVA Chemicals' Report on Form 6-K dated March 1, 2005 and is incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The information required by Item 10 of General Instruction B is located under the heading "Auditors Fees" in the Management Information Circular dated February 16, 2005, which is filed as an exhibit to NOVA Chemicals' Report on Form 6-K dated March 1, 2005 and is incorporated by reference herein.

OFF BALANCE SHEET ARRANGEMENTS

        The information required by Item 11 of General Instruction B is located under the heading "Off-Balance Sheet Arrangements" in Management's Discussion and Analysis, which is filed as Exhibit 2 to this Annual Report and is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

        The information required by Item 12 of General Instruction B is located under the heading "Contractual Obligations" in Management's Discussion and Analysis, which is filed as Exhibit 2 to this Annual Report and is incorporated by reference herein.

AUDIT COMMITTEE

        The information required by Item 14 of General Instruction B is located under the heading "Committees of the Board of Directors" in the Management Information Circular dated February 16, 2005, which is filed as an exhibit to NOVA Chemicals' Report on Form 6-K dated March 1, 2005 and is incorporated by reference herein.

3

March 1, 2005

NOVA Chemicals Corporation

ANNUAL INFORMATION FORM

®

TRADEMARKS

® is a registered trademark of NOVA Brands Ltd., authorized use/utilisation autorisée.

Advanced SCLAIRTECH™, NOVACAT™ and SCLAIRTECH™ are trademarks of NOVA Chemicals Corporation.

ARCEL®, DYLARK®, DYLITE®, NAS® and ZYNTAR® are registered trademarks of NOVA Chemicals Inc.

SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

STYROSUN® is a registered trademark of NOVA Chemicals Inc. in the United States and Mexico and of NOVA Chemicals (International) S.A. elsewhere.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

ZYLAR® is a registered trademark of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.; authorized use/utilisation autorisée.

Responsible Care® is a registered trademark of the Canadian Chemical Producers' Association in Canada and is a registered service mark of the American Chemistry Council in the United States.

        INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM IS GIVEN AS AT DECEMBER 31, 2004, EXCEPT AS SPECIFICALLY NOTED OTHERWISE.

        ALL AMOUNTS IN THIS ANNUAL INFORMATION FORM ARE EXPRESSED IN U.S. DOLLARS, EXCEPT AS SPECIFICALLY NOTED OTHERWISE.

FORWARD-LOOKING INFORMATION

        The information in this Annual Information Form contains forward-looking statements with respect to NOVA Chemicals Corporation ("NOVA Chemicals"), its subsidiaries and affiliated companies. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would," and "could" often identify forward-looking statements. Specific forward-looking statements contained in this Annual Information Form include, among others, statements regarding: NOVA Chemicals' expected financial performance in future periods; changes in the demand for its products; changes in pricing policies by NOVA Chemicals or its competitors; its competitive advantages and ability to compete successfully; its estimates of the present value of its future net cash flows; changes in the costs of energy and raw materials; its methods of raising capital; its level of debt; and general economic conditions. With respect to forward-looking statements contained in this Annual Information Form, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in NOVA Chemicals' forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies. The information contained in this Annual Information Form, including the information provided under the heading "Risk Factors," identifies additional factors that could affect NOVA Chemicals' operating results and performance.

        NOVA Chemicals' forward-looking statements are made only as of the date of this Annual Information Form, and except as required by applicable law, NOVA Chemicals undertakes no obligation to update publicly these forward-looking statements to reflect new information, subsequent events or otherwise.

THE CORPORATION

        NOVA Chemicals' principal business is the production and marketing of commodity plastics and chemicals. NOVA Chemicals operates two commodity plastics and chemicals businesses: olefins/polyolefins and styrenics. The olefins/polyolefins business produces ethylene, polyethylene and a variety of chemical and energy products (commonly known as co-products). The styrenics business produces styrene monomer and styrenic polymers. NOVA Chemicals' products are manufactured at fourteen sites in North America, four sites in Europe and one site in South America. NOVA Chemicals is a global company incorporated in Canada, with its registered office and Canadian operating center located at 1000 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 5L5, and its executive office and United States operating center located at 1550 Coraopolis Heights Road, Coraopolis, Pennsylvania, United States 15108. NOVA Chemicals maintains a website at www.novachemicals.com.

        Where used in this Annual Information Form, "NOVA Chemicals" or "the Corporation" means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used.

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

        As a result of the Arrangement, NOVA continued to conduct the commodity plastics and chemicals businesses through NOVA Chemicals Ltd., and TransCanada began to conduct the energy services businesses formerly carried on by NOVA, through NOVA's former subsidiaries, NOVA Gas Transmission Ltd. and NOVA Gas International Ltd. The disclosure in this document relates only to the commodity plastics and chemicals businesses currently conducted by NOVA Chemicals and formerly conducted by NOVA.

        On December 31, 1998, NOVA Chemicals Ltd. changed its name to NOVA Chemicals Corporation. Effective January 1, 1999, NOVA Chemicals Corporation amalgamated with NOVA under the Act and the resulting corporation adopted the name NOVA Chemicals Corporation.

        On April 14, 2004, NOVA Chemicals Corporation was continued under the Canada Business Corporations Act.

Development of the Commodity Plastics and Chemicals Businesses

  •
  NOVA Chemicals commenced operation of its first ethylene facility ("E1") in Joffre, Alberta in 1979.

  •
  A second ethylene facility ("E2") commenced operations in Joffre, Alberta in 1984, in tandem with a linear low-density polyethylene facility ("PE1").

  •
  In February 1987, NOVA Chemicals acquired its low-density and high-density polyethylene facility near Mooretown, Ontario from Union Carbide Canada Ltd. and Union Carbide Corporation ("UCC").

  •
  In September 1988, NOVA Chemicals acquired Polysar Energy & Chemical Corporation ("Polysar"), a company with significant petrochemical operations. Through this purchase, NOVA Chemicals acquired its Corunna, Ontario olefins facility, its original styrenics business and a rubber business which was subsequently sold to Bayer AG in October 1990.

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

  •
  In January 2000, NOVA Chemicals acquired the European polystyrene and expandable polystyrene assets, Chilean expandable polystyrene production and molding assets and associated worldwide sales and marketing operations of The Shell Petroleum Company Limited ("Shell").

  •
  In October 2000, NOVA Chemicals and Union Carbide Canada Inc. (now Dow Chemical Canada Inc. ("Dow")) commenced commercial operations of a jointly owned, third ethylene plant ("E3") in Joffre, Alberta.

  •
  In July 2001, NOVA Chemicals' second polyethylene plant ("PE2") at Joffre, Alberta began commercial production using Advanced SCLAIRTECH technology.

Developments Since January 1, 2002

  •
  In January 2002, NOVA Chemicals sold its 20% interest in the Cochin pipeline system to subsidiaries of BP Chemicals Limited ("BP Chemicals"), Conoco Canada Resources Limited and Kinder Morgan Energy Partners, LP.

  •
  In July 2002, NOVA Chemicals and BP Chemicals entered into an agreement under which NOVA Chemicals granted BP Chemicals the rights to use and sub-license certain of its proprietary single-site catalysts. The companies also agreed to further joint development of metallocene and single-site catalyst technology.

  •
  In August 2002, in connection with the signing of a long-term styrene monomer supply contract with BASF Corporation ("BASF"), NOVA Chemicals announced a planned 450 million pound ("mmlbs") debottlenecking of its Bayport, Texas styrene monomer plant.

  •
  In September 2002, NOVA Chemicals shut down its commodity solid polystyrene suspension reactors at its Breda, the Netherlands facility and at its Chesapeake, Virginia facility. These reactors had a nameplate production capacity of 55 mmlbs and 100 mmlbs of solid polystyrene per year, respectively.

  •
  In June 2003, NOVA Chemicals completed the sale of its approximately 37% equity interest in Methanex. The Corporation has no remaining equity interest in Methanex.

  •
  In June 2003, NOVA Chemicals sold its 50% share of the Fort Saskatchewan Ethylene Storage Facility in Alberta.

  •
  In May 2004, NOVA Chemicals shut down its linear low-density polyethylene line ("A-line") at its St. Clair River polyethylene plant site in Corunna, Ontario. The A-line had a nameplate production capacity of 275 mmlbs per year, or about 8% of NOVA Chemicals' polyethylene production capacity. Approximately 66% of the most profitable sales from A-Line have been moved to other NOVA Chemicals facilities to date, including 19% to PE2.

  •
  In August 2004, NOVA Chemicals sold its ethylene delivery system in Alberta to Taylor NGL Limited Partnership ("Taylor"). In addition, Taylor agreed to build a feedstock pipeline to the Joffre, Alberta site. NOVA Chemicals will operate and be the sole shipper on the Joffre feedstock pipeline. Construction of the pipeline is underway, and commercial operations are expected to commence in 2005.

  •
  In October 2004, NOVA Chemicals announced that it had been selected by Pemex Petroquímica ("Pemex") as a partner in a feasibility study for a potential world-scale ethylene and polyethylene complex in Mexico. Assuming satisfactory results of the feasibility study, negotiation of terms with Pemex and regulatory and other approvals, the facility is targeted for start up in 2009 or 2010, depending on market conditions.

  •
  In November 2004, NOVA Chemicals announced that it had reached a non-binding agreement in principle with BP p.l.c. ("BP") to merge the companies' European styrenic polymers businesses into a 50:50 joint venture. The joint venture is expected to be a leading manufacturer and marketer of styrenic polymers in Europe and will be headquartered in Fribourg, Switzerland. The new business will include seven manufacturing sites in France, Germany, the Netherlands, Sweden and the United Kingdom. NOVA Chemicals and BP expect to finalize definitive agreements in early 2005 and commence operations of the joint venture by the end of the second quarter of 2005, subject to regulatory and other approvals.

  •
  In December 2004, NOVA Chemicals sold its interest in the Alberta Ethane Gathering System ("AEGS") to Fort Chicago Energy Partners LP ("Fort Chicago"). NOVA Chemicals will continue to transport ethane on the system and to physically operate and maintain the system.

  •
  In January 2005, NOVA Chemicals announced it expects to receive a cash payment of approximately $110 million related to the final resolution of a tax dispute. The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982. The payment will be received from an affiliate of a company in which NOVA Chemicals previously had an interest. NOVA Chemicals recorded an after-tax gain of approximately $91 million in the fourth quarter of 2004 related to this payment.

ANTICIPATED DEVELOPMENTS IN 2005

  •
  NOVA Chemicals and BP expect to finalize definitive agreements regarding the European styrenics business joint venture in early 2005 and to commence operations of the joint venture by the end of the second quarter of 2005, subject to regulatory and other approvals.

  •
  NOVA Chemicals will continue its work with Pemex on the feasibility study for a potential world-scale ethylene and polyethylene complex in Mexico.

  •
  Construction of the Joffre feedstock pipeline is expected to be completed and commercial operations are expected to commence in 2005.

  •
  NOVA Chemicals will further develop and/or complete several projects designed to improve its operations, including the 450 mmlbs debottlenecking of its Bayport, Texas styrene monomer plant, modernization of its Corunna, Ontario olefins flexi-cracker, further expansion at its Beaver Valley site at Monaca, Pennsylvania, implementation of reliability and cost improvements at its Joffre, Alberta facilities and reconfiguration of its Belpre, Ohio plant.

  •
  NOVA Chemicals will continue to emphasize production of performance products and to evaluate investments in companies or participation in ventures providing high value end use for its products. For example, NOVA Chemicals is increasing the capacity to produce high performance products at its Beaver Valley site at Monaca, Pennsylvania for ARCEL® moldable foam resin.

SUBSIDIARIES OF NOVA CHEMICALS

        The following list includes all material subsidiaries of NOVA Chemicals and indicates their respective jurisdictions of incorporation and the percentage of voting securities of each beneficially owned or over which control or direction is exercised by NOVA Chemicals:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities held Directly or Indirectly
NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.	Canada	100%
NOVA Chemicals Quimica Holdings, S.L.	Spain	100%
NOVA Chemicals Inc.(1)	Delaware, U.S.A.	100%
NOVA Chemicals (International) S.A.	Switzerland	100%
Novacor Chemicals Investments B.V.	the Netherlands	100%
NOVA Investments (U.S.) Inc.	Delaware, U.S.A.	100%
NOVA Petrochemicals Ltd.	Alberta, Canada	100%

Note:

  (1)
  Information with respect to the retractable preferred shares issued in connection with the December 31, 1998 Huntsman acquisition is described in Note 11 in the Consolidated Financial Statements included in NOVA Chemicals' 2004 Annual Report.

        The following chart summarizes NOVA Chemicals' simplified corporate structure showing principal operating entities and jurisdictions of incorporation (dotted lines signify an indirect holding):

BUSINESS

General

        NOVA Chemicals operates two commodity plastics and chemical businesses: olefins/polyolefins and styrenics. The olefins/polyolefins business produces ethylene, polyethylene and co-products. The styrenics business produces styrene monomer and styrenic polymers. NOVA Chemicals operates major olefins/polyolefins production facilities near Joffre, Alberta and Corunna, Ontario. It has major styrene monomer plants located at Bayport, Texas and Sarnia, Ontario and currently has styrenic polymer manufacturing facilities at various sites in the United States, Canada, Chile, the United Kingdom, the Netherlands and France.

        Ethylene and styrene are basic petrochemicals used to manufacture a wide variety of polymers and other chemical products. In North America, NOVA Chemicals produces polyethylene and styrenic polymers, primarily from its internal ethylene and styrene production. NOVA Chemicals also has an equity interest and long-term tolling arrangements to acquire styrene from Lyondell Chemical Company ("Lyondell") on the U.S. Gulf Coast, and styrene purchase arrangements with Shell and other parties in Europe. Ethylene and styrene in excess of NOVA Chemicals' internal consumption are sold to third parties. In addition, NOVA Chemicals is engaged in various swap transactions with other producers of ethylene and styrene where it has limited or no ethylene or styrene monomer production capability.

        NOVA Chemicals produces high-density polyethylene ("HDPE"), low-density polyethylene ("LDPE") and linear low-density polyethylene ("LLDPE"). The styrenic polymers that NOVA Chemicals currently produces include solid polystyrene ("SPS") and expandable polystyrene ("EPS"). In addition, NOVA Chemicals develops and markets higher value polyethylene and high performance polystyrene ("HPS") such as its SCLAIR® and SURPASS® polyethylene and ARCEL and DYLARK® styrenic polymers. Polyethylene and styrenic polymers are used in a wide range of applications including rigid and flexible packaging, containers, plastic bags, plastic pipe, electronic appliances, television consoles, building and construction materials, automotive components, housewares and other industrial and consumer goods.

Properties and Production Facilities

        NOVA Chemicals' products are manufactured at 14 sites in North America, four sites in Europe and one in South America. All production facilities are owned by NOVA Chemicals (except the Channelview, Texas facility, in which NOVA Chemicals only has an equity position, and the E3 production facility at Joffre, Alberta, in respect of which NOVA Chemicals and Dow each own 50%). In some cases, NOVA Chemicals may own the production facilities, but only leases the land on which the facilities are located. This is the case with our Belpre, Ohio facility and our Carrington, United Kingdom; Ribécourt, France; and Berre, France facilities in Europe. Where the land is leased by NOVA Chemicals, the site owner or operator provides various site services, such as utilities, for which NOVA Chemicals pays a usage fee.

        In addition to its production facilities, NOVA Chemicals leases or owns in excess of 640,000 square feet of office space in numerous locations, mostly in North America. Its registered office and Canadian operating center is located in Calgary, Alberta. Its executive office and United States operating center is located in Pittsburgh, Pennsylvania. Its European operating center is located in Fribourg, Switzerland.

        The following two pages show NOVA Chemicals' production facilities as at December 31, 2004.

Product Flow Chart

Notes:
(1)
NOVA Chemicals owns an equity interest in this Lyondell propylene oxide/styrene monomer facility. NOVA Chemicals provides its share of ethylene and benzene to this facility and receives only styrene from the facility pursuant to a long-term tolling arrangement. NOVA Chemicals also has a second shorter-term tolling arrangement for additional styrene from this facility.
(2)	E2 ethylene production was sold on a cost-of-service basis until June 30, 2004. PE1 and PE2 purchase approximately 45% of E1, E2 and NOVA Chemicals' share of E3 ethylene production capacity.
(3)	A portion of Joffre co-products is provided to Corunna for feedstock.
(4)	Global styrene supply pool consists of long-term purchase agreements and transatlantic product swaps with other producers of styrene.
(5)
E3 is a joint venture between NOVA Chemicals and Dow. Nameplate capacity is 2.8 billion pounds per year. NOVA Chemicals' share of the production capacity was 55% until July 1, 2004, at which time it reduced to 50%. NOVA Chemicals' share of the production capacity is used internally or sold to merchant customers.
(6)	Effective October 2002, the Carrington, United Kingdom EPS plant was idled.

Facility Profile

				2004 Rated Capacity(1)
Site		Feedstocks	Main Products	(millions of lbs/year)		(kilotonnes/year)
Olefins/polyolefins (Western Canada)
1.	Joffre, Alberta	Ethane/Propane	Ethylene (E1)	1,600		726
		Ethane/Propane Ethane	Ethylene (E2) Ethylene (E3)(2)	1,800 1,400		817 635
			Co-products(3)	830	(3)(4)	377
		Ethylene	LLDPE (PE1)	1,310		594
			LLDPE & HDPE (PE2)	850		386
Olefins/polyolefins (Eastern Canada)
2.	Corunna, Ontario	Crude oil, condensates, ethane, butane, propane, naphtha, gas oils	Ethylene Propylene Co-products(5)(6)	1,600 750 3,800	(4) (4)(5)(6)	726 340 1,730
3.	St. Clair River plant site, Corunna, Ontario(7)	Ethylene	HDPE	395		179
4.	Mooretown, Ontario	Ethylene	HDPE LDPE	505 325		229 147
TOTAL ETHYLENE PRODUCTION CAPACITY (Design Production)				6,400		2,900	*
TOTAL POLYETHYLENE PRODUCTION CAPACITY				3,385		1,535
Styrene Monomer
5.	Bayport, Texas	Benzene, ethylene	Styrene	1,250		567
6.	Sarnia, Ontario	Benzene, ethylene	Styrene	950		431
7.	Channelview, Texas(8)	Benzene, ethylene	Styrene	400		181
TOTAL STYRENE PRODUCTION CAPACITY				2,600		1,179
Styrenic Polymers
8.	Beaver Valley Site, Pennsylvania(9)	Styrene	EPS, DYLARK and ARCEL	435		197
9.	Belpre, Ohio(10)	Styrene	SPS	320		145
10.	Berre, France	Styrene	EPS	140		64
11.	Breda, the Netherlands	Styrene	SPS and EPS	410		186
12.	Carrington, United Kingdom(11)	Styrene	SPS and EPS	555		252
13.	Chesapeake, Virginia	Styrene	SPS	300		136
14.	Decatur, Alabama	Styrene	SPS	425		193
15.	Montréal, Québec	Styrene	SPS	120		54
16.	Painesville, Ohio	Styrene	EPS	85		39
17.	Ribécourt, France	Styrene	EPS	200		91
18.	Quilicura, Chile	Styrene	EPS	7		3
19.	Springfield, Massachusetts	Styrene	SPS	330		150
TOTAL STYRENIC POLYMERS PRODUCTION CAPACITY				3,327		1,509	*
Notes:
(1)	Capacity at December 31, 2004.
(2)	The annual design production capacity of E3 totals 2.8 billion pounds and is divided between Dow and NOVA Chemicals. NOVA Chemicals' share of the production capacity is currently 50%. Prior to July 2004, NOVA Chemicals' share of the production capacity was 55%.
(3)	Co-products include crude C4 hydrocarbons, pyrolysis gasoline, hydrogen, propylene, carbon dioxide, dicyclopentadiene and other hydrocarbons.
(4)	Production capacity is variable and depends on the feedstock used.
(5)	Excludes propylene.
(6)	Production capacity is variable and depends on the feedstock used. Co-products include crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels.
(7)	NOVA Chemicals shut down the A-Line at this facility in May 2004. The A-line had a nameplate production capacity of 275 mmlbs per year. Approximately 66% of the most profitable sales from A-Line have been moved to other NOVA Chemicals facilities to date, including 19% to PE2.
(8)	This represents an equity position in the Lyondell Channelview, Texas facility and the long-term tolling arrangement associated with that interest. It does not include a shorter-term tolling arrangement for an additional 400 mmlbs.
(9)	Includes a total of 150 mmlbs of production capacity divided between DYLARK engineering resin, ARCEL moldable foam resin and polystyrene.
(10)	Capacity at Belpre, Ohio was re-rated due to a combination of product rationalization and reconfiguration of existing reactor units to enable production of high value polymers.
(11)	Effective October 2002, the Carrington, United Kingdom EPS plant was idled. This plant has a capacity of 165 mmlbs.
*	Difference between total and individual plant values attributable to rounding.

Olefins/Polyolefins

        The olefins/polyolefins business manufactures ethylene and polyethylene. As part of NOVA Chemicals' ethylene production process, and in the preparation of feedstocks for this process, a number of chemical and energy co-products are also manufactured, including propylene, crude C4 hydrocarbons, C5 dienes, aromatics, C9 resin oils, dicyclopentadiene, hydrogen, fuels and carbon dioxide.

        The Joffre, Alberta site is integrated with the AEGS, which connects large-scale ethane extraction plants to NOVA Chemicals' ethylene crackers. When the Joffre feedstock pipeline that is currently under construction is completed, it will also be integrated with the Joffre site and will connect natural gas liquids production and storage facilities in Fort Saskatchewan, Alberta to the Joffre site. Ethylene is fed directly to onsite polyethylene production. The Corunna, Ontario ethylene facility is connected to multiple pipeline systems that, in conjunction with the facility's flexi-cracker capabilities, enable NOVA Chemicals to optimize its feedstock slate. The Corunna facility provides ethylene by pipeline to downstream polyethylene production facilities in Mooretown, Ontario and Corunna, Ontario and to the styrene monomer plant in Sarnia, Ontario. In addition, NOVA Chemicals utilizes rail and marine transport to transport feedstocks.

        Olefins/polyolefins revenue was $3.2 billion in 2004, which represented approximately 58% of NOVA Chemicals' total 2004 revenue (before intersegment eliminations). Olefins/polyolefins revenue for 2003 was $2.6 billion, which represented approximately 62% of NOVA Chemicals' total 2003 revenue (before intersegment eliminations).

  Ethylene

        NOVA Chemicals has an annual production capacity of approximately 6.4 billion pounds of ethylene (excluding Dow's share of E3). Ethylene is a commodity chemical produced through thermal cracking of various feedstocks, a process which uses high temperatures to break down the carbon chains. The feedstocks used to produce ethylene are natural gas liquids and crude oil derived feedstocks including ethane, propane, butane, naphtha or gas oil. The two most common feedstocks used by NOVA Chemicals are ethane and, to a lesser extent, naphtha. Ethylene is used in the manufacture of polyethylene, styrene, polystyrene and polyvinyl chloride, as well as chemical intermediates such as ethylene oxide, ethylene glycol, ethylene dichloride and vinyl acetate.

  Joffre, Alberta Facility

        NOVA Chemicals has three ethylene production facilities at Joffre, Alberta: E1, E2 and E3 (E3 is 50% owned by Dow). These three plants have an annual production capacity of approximately 1.6, 1.8 and 2.8 billion pounds of ethylene (including Dow's share of E3 production), respectively, for a total combined capacity of 6.2 billion pounds. The combined co-product production capacity of E1, E2 and E3 is approximately 830 mmlbs per year.

        The ethylene produced at these facilities is used both internally to support NOVA Chemicals' polyethylene production and sold to third parties. Third party sales are facilitated through a variety of medium to long-term contracts. These contracts typically contain pricing mechanisms that include a cost recovery component and a market based component. NOVA Chemicals has also entered into a tolling arrangement which permits a third party to use a portion of its ethylene production capacity at E1 until 2008. The cost-of-service ethylene contracts expired in June 2004. Since July 2004, ethylene from E2 has been used primarily to optimize production with commercial arrangements in the NOVA Chemicals system. A portion has been made available for merchant sales.

        Since July 2004, ethylene production capacity at E3 has been allocated between NOVA Chemicals and Dow at a 50:50 ratio. Prior to July, NOVA Chemicals and Dow allocated the capacity at a 55:45 ratio. This 50:50 allocation reduced NOVA Chemicals' share of E3 ethylene production by about 140 mmlbs per year.

        All of the ethylene plants at the Joffre, Alberta site use ethane as their primary feedstock. Ethane is typically supplied under contracts with the owners of natural gas liquids extraction and fractionation plants located in Alberta. Most of these supply agreements have 10 to 20 years remaining on the initial term with the possibility of renewal by the parties. The price NOVA Chemicals pays under these agreements consists of two components: (1) a fee to cover an agreed upon portion of the costs of plant operation and return on invested capital (this component may be fixed or vary with production), and (2) the cost to replace the energy content of the ethane extracted from the gas stream (this component varies with the price of natural gas; NOVA Chemicals may pay the owner for replacement natural gas or purchase or swap natural gas to physically replace the energy content of the ethane). NOVA Chemicals supplements its ethane supplies through spot purchases.

        NOVA Chemicals has enhanced its feedstock availability through the development of new third party sources of ethane. One source of ethane is from modifications made to existing extraction plants. These modifications enable the extraction of additional volumes of ethane from the same volume of natural gas ("deep cuts"), which increases the recovery efficiency.

        In addition to ethane, NOVA Chemicals has the flexibility to use propane and other natural gas liquids for a portion of the Joffre feedstock requirements. This enables the Joffre, Alberta site to optimize feedstock cost and supply when favourable market conditions exist. Propane and other natural gas liquids will be transported to Joffre by the Joffre feedstock pipeline owned by Taylor. Construction of the pipeline is currently underway, and commercial operations are expected to commence in 2005.

        NOVA Chemicals continuously looks for opportunities to expand feedstock flexibility and supply to enhance operational flexibility and support longer-term growth opportunities.

        Virtually all of the ethane requirements for the Joffre, Alberta site are transported via the AEGS. Prior to the purchase of 100% of the AEGS by Fort Chicago in December 2004, NOVA Chemicals was a part owner of the AEGS. While it no longer owns an interest in the AEGS, NOVA Chemicals will continue to have the ability to ship ethane under an existing long-term transportation agreement. NOVA Chemicals has also signed a contract operating agreement with Fort Chicago for NOVA Chemicals to physically operate the AEGS. Fort Chicago has retained responsibility for all commercial aspects of the AEGS operations.

        As part of the ethylene production process at Joffre, Alberta, about 830 mmlbs of co-products are produced. Co-products include hydrogen, propylene, crude C4 hydrocarbons and C5 dienes. NOVA Chemicals sells up to 187 mmlbs of hydrogen annually to an Alberta-based customer under a long-term contract. Co-products, other than hydrogen, are shipped by railcar from Joffre to markets in Alberta, Ontario and the U.S. Gulf Coast.

        NOVA Chemicals manages part of its ethylene supply balance by transferring ethylene from Joffre, Alberta to Corunna, Ontario via the Cochin pipeline, an open access multi-product common carrier liquids pipeline.

  Corunna, Ontario Facility

        The Corunna, Ontario olefins facility, located near Sarnia, Ontario, has an annual production capacity of approximately 1.6 billion pounds of ethylene. The Corunna olefins facility has the flexibility to process a wide range of hydrocarbon feedstocks including crude oil, condensates, ethane, propane, butane, naphtha and gas oils to produce primary petrochemicals for use by NOVA Chemicals' downstream operations and for sale to third parties. The feedstock chosen depends on market conditions. Virtually all ethylene production from the Corunna olefins facility is used internally by NOVA Chemicals to produce polyethylene and styrene.

        The blend of feedstocks processed in the Corunna, Ontario olefins facility determines the range of co-products obtained, with heavier feedstocks such as naphtha producing more co-products. Co-products include benzene (used by NOVA Chemicals in the production of styrene), propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. The facility has a current production capacity of approximately 4.6 billion pounds of co-products per year.

        Feedstocks for the Corunna, Ontario olefins facility are obtained from a wide variety of sources. A substantial proportion of crude oil, the main feedstock, is sourced from western Canadian and United States domestic producers and delivered via the Enbridge Inc. ("Enbridge") pipeline system. Condensate, a lighter feedstock than crude oil, yields a higher proportion of olefins feedstocks versus fuel oil products. Crude oil and condensate feedstocks are also sourced from outside Canada with delivery via pipeline from Portland, Maine connecting to Enbridge's line No. 9 in Montréal, Québec, providing Corunna with purchasing flexibility and less reliance on western Canadian crude and condensates. Ethane, propane, butane and naphtha are sourced from western Canadian and local producers as well as U.S. sources, principally by pipeline.

  Polyethylene

        NOVA Chemicals has an annual production capacity, as of December 31, 2004, of approximately 3.4 billion pounds of polyethylene. Polyethylene is produced through the polymerization of ethylene. NOVA Chemicals produces polyethylene from ethylene supplied from its Joffre, Alberta and Corunna, Ontario facilities at three locations in Canada: Joffre, Alberta; Corunna, Ontario; and Mooretown, Ontario.

        NOVA Chemicals' first polyethylene plant, PE1, located at Joffre, Alberta has an annual production capacity of approximately 1.3 billion pounds and produces LLDPE from ethylene supplied from E1, E2 and E3. The plant utilizes gas-phase process technology originally licensed from UCC. This license is fully paid up. Accordingly, NOVA Chemicals pays no royalties for the use of this technology and independently sustains and develops this technology as used in the NOVA Chemicals' facilities. In addition, in October 2004 the remaining confidentiality and non-use provisions of the license expired.

        NOVA Chemicals' polyethylene plant located near Mooretown, Ontario has an annual production capacity of approximately 830 mmlbs and produces both LDPE and HDPE. Ethylene feedstock is supplied from the Corunna, Ontario olefins facility and from Joffre, Alberta via the Cochin pipeline. This plant also uses the gas-phase process technology.

        In June 1994, NOVA Chemicals purchased DuPont's Canadian polyethylene business. Assets of the business included a polyethylene plant located at the St. Clair River site in Corunna, Ontario, the proprietary SCLAIRTECH technology and a global SCLAIRTECH technology licensing business. Ethylene feedstock is supplied from the Corunna olefins facility and from Joffre, Alberta via the Cochin pipeline. In May 2004, NOVA Chemicals shut down the A-Line at this facility, which eliminated LLDPE capacity of 275 mmlbs per year. Approximately 66% of the most profitable sales have been moved to other NOVA Chemicals' facilities to date, including 19% to PE2. This resulted in higher operating rates for the new PE2 plant and significantly lower production costs for the retained products. The remaining line, B-line, currently has an annual HDPE production capacity of approximately 395 mmlbs.

        NOVA Chemicals further developed SCLAIRTECH technology and in December 1996 announced that it had developed Advanced SCLAIRTECH technology. Advanced SCLAIRTECH solution-phase technology yields performance products which NOVA Chemicals believes provide several advantages over standard polyethylene resins. These performance products offer value-added benefits such as clarity and toughness for NOVA Chemicals' customers end-use applications. A second polyethylene plant, PE2, at Joffre, Alberta began commercial production in July 2001 using Advanced SCLAIRTECH technology. The plant has a design capacity of 850 mmlbs per year. In 2001, a total of 188 mmlbs of polyethylene produced at PE2 was sold. In 2002, 410 mmlbs of polyethylene was sold and NOVA Chemicals launched its first octene-based LLDPE resins for film applications, made at PE2 using Advanced SCLAIRTECH solution-phase technology. In 2003, a total of 600 mmlbs of polyethylene produced at PE2 was sold, and the Corporation commercialized its first single-site polyethylene products under the trademark SURPASS. These products compete with octene and metallocene resins, which are known for their toughness, clarity and processability. The PE2 plant is now running both proprietary Ziegler-Natta ("Z-N") and single-site catalysts. In 2004, a total of 759 mmlbs of these products were sold.

  Other Facilities

  Joffre, Alberta Linear Alpha Olefins Plant

        In the third quarter of 2001, a linear alpha olefins plant was commissioned on NOVA Chemicals' Joffre, Alberta site by a predecessor of BP Canada Chemical Company. NOVA Chemicals supplies ethylene to the linear alpha olefins plant and receives linear alpha olefins for use by NOVA Chemicals' polyethylene facilities at a competitive cost, contributing to the cost efficiencies of the large-scale Joffre site.

  Joffre, Alberta Cogeneration Plant

        In June 2000, ATCO Power Canada Ltd. ("ATCO"), EPCOR Power Development Corporation ("EPCOR") and NOVA Chemicals opened a natural-gas-fired cogeneration power plant with a nominal installed peak capacity of 450 megawatts at NOVA Chemicals' production site at Joffre, Alberta. The power plant supplies the electrical and steam needs for the entire Joffre petrochemical site, with excess power sold to Alberta's provincial power grid. The three companies jointly own the cogeneration facility, with ATCO serving as the facility operator. The respective equity interests of the parties are 40% for each of ATCO and EPCOR and 20% for NOVA Chemicals.

  Co-Products

        Through NOVA Chemicals' production of ethylene, a significant amount of chemical and energy co-products are produced that are sold to a variety of customers for use in a broad range of applications. Chemical co-products that are produced include benzene, propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils and hydrogen. Energy co-products that are produced include diesel fuel, gasoline components, home heating oils and industrial fuels. Total capacity volumes of co-products are approximately 5.4 billion pounds per year.

Styrenics

        Styrene is produced from benzene and ethylene. NOVA Chemicals produces styrene monomer by the process of alkylization of ethylene with benzene to produce ethylbenzene and then dehydrogenation of ethylbenzene. Styrenic polymers are manufactured by the polymerization of styrene monomer. NOVA Chemicals is vertically integrated from key feedstock inputs through downstream polymers in the styrenics business. The Sarnia, Ontario styrene facility is supplied ethylene and a portion of its benzene requirements by pipeline from the Corunna, Ontario ethylene cracker. NOVA Chemicals also engages in transatlantic styrene swap and purchase arrangements with other styrene producers to meet its European styrene requirements.

        As a result of the acquisition of the majority of Huntsman's U.S. and European styrenics businesses in December 1998, NOVA Chemicals expanded its styrenics business by an additional 1.25 billion pounds of styrene capacity and an additional 1.7 billion pounds of polystyrene manufacturing capacity at plants in North America and Europe. With the acquisition of Shell's European and Chilean polystyrene assets in January 2000, NOVA Chemicals has 3.3 billion pounds of polystyrene capacity worldwide. Styrenics revenue was $2.3 billion in 2004, which represented approximately 42% of NOVA Chemicals' total 2004 revenue (before intersegment eliminations). Styrenics revenue for 2003 was $1.6 billion, which represented approximately 38% of NOVA Chemicals' total 2003 revenue (before intersegment eliminations).

        With two wholly owned styrene monomer plants, and an equity position in Lyondell's propylene oxide/styrene monomer facility at Channelview, Texas, which produces styrene monomer as a co-product of propylene oxide, NOVA Chemicals has the capacity to produce and toll 3.0 billion pounds of styrene annually. Approximately 80% of this styrene is used internally, and the remainder is sold to third parties in the merchant market. While NOVA Chemicals does not produce styrene monomer in Europe, NOVA Chemicals is able to obtain a portion of its European styrene monomer feedstock requirements at a cost comparable with the local costs of production through swap agreements with major European styrene producers who have a requirement for styrene monomer feedstock in North America but do not have sufficient styrene monomer production capabilities in North America.

        NOVA Chemicals produces SPS (which comes in various forms including crystal and high-impact), EPS (foamable resin beads) and other styrenic polymers (styrene-based copolymers optionally blended with one or more styrene butadiene block copolymers and polystyrene blends with additives such as color, flame retardants and UV-resistant stabilizers) as well as other types of styrenic polymers.

  North American Styrene

        NOVA Chemicals has a total rated production capacity of 2.6 billion pounds of styrene monomer per year at sites in Sarnia, Ontario; Bayport, Texas (each wholly owned by NOVA Chemicals); and Channelview, Texas (equity position in one of the two facilities located at Lyondell's Channelview site). The Sarnia facility has a rated capacity of 950 mmlbs per year of styrene production. Bayport has a rated capacity of 1,250 mmlbs and Channelview provides 400 mmlbs of annual capacity. In addition, as part of the acquisition of ARCO's styrenics business in 1996, NOVA Chemicals entered into a tolling agreement with Lyondell (as successor to ARCO) for approximately 400 million additional pounds per year of styrene monomer from the Channelview facilities. The balance of NOVA Chemicals' styrene requirements are obtained through long-term contracts (including swap transactions with other styrene producers). NOVA Chemicals' current annual styrene monomer production capacity, together with long-term supply contracts, exceeds its annual internal requirements by approximately 1 billion pounds. This excess is sold to third parties primarily under short-term supply agreements in the merchant market.

        NOVA Chemicals supplies a portion of its internal requirements for ethylene and benzene and enters into other arrangements with third parties for the remainder. To optimize the logistics costs of supplying styrene to its manufacturing facilities and to balance internal requirements between North America and Europe, NOVA Chemicals has improved its styrene monomer position by entering into agreements with other producers, and now has styrene monomer locally available to satisfy its global polymer production requirements at local producer economics.

        All of the ethylene and approximately half of the benzene requirements for the Sarnia, Ontario styrene facility are supplied from NOVA Chemicals' Corunna, Ontario olefins facility. The balance of the benzene feedstock is obtained from nearby petroleum refineries. Except for some ethylene obtained through swaps, the balance of ethylene and all benzene for the Bayport, Texas and Channelview, Texas facilities are obtained from external sources.

        In August 2002, NOVA Chemicals and BASF signed a long-term styrene monomer supply contract. The agreement commits NOVA Chemicals to supply styrene monomer to BASF's downstream styrenics business in North America. In addition, the contract commits BASF to supply styrene monomer to NOVA Chemicals' European downstream styrenics business. This swap arrangement gives both companies producer economics for styrene monomer used by their respective local styrenic polymer businesses. NOVA Chemicals meets its supply commitment to BASF from existing facilities in North America, including a planned 450 mmlbs debottlenecking of its Bayport styrene monomer plant, scheduled to be completed in the second quarter of 2005.

  North American Solid Polystyrene

        NOVA Chemicals' SPS business has a total of five manufacturing facilities in North America: Belpre, Ohio; Chesapeake, Virginia; Decatur, Alabama; Montréal, Québec; and Springfield, Massachusetts. NOVA Chemicals' total styrenic polymer production capacity for North America excluding EPS is 1.6 billion pounds per year, consisting of crystal polystyrene, impact polystyrene and performance products.

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

  North American Expandable Polystyrene

        NOVA Chemicals produces EPS at its Beaver Valley site at Monaca, Pennsylvania and at its Painesville, Ohio facility. Total rated production capacity of 370 mmlbs per year ranks NOVA Chemicals as the largest EPS producer in North America. EPS resins are used in applications such as disposable foam cups, noodle bowls, takeout and ice cream containers, insulation board, cushions and foam packaging. The EPS cup and container grade is sold under the trademark DYLITE®. The Beaver Valley site also produces ARCEL moldable foam resins which contain polystyrene and an ethylene polymer. This expandable bead is sold primarily into the protective packaging market. NOVA Chemicals expanded the capacity to produce ARCEL moldable foam resin at its Beaver Valley site in 2004 and plans to expand further in 2005.

        In May 2001, NOVA Chemicals converted a portion of its existing EPS capacity to the production of premium DYLITE cup and container resin beads at its Beaver Valley site. This project has increased Beaver Valley's capacity to produce DYLITE cup and container polystyrene resins by almost 60%. Total styrenic polymer production capacity at Beaver Valley is 435 mmlbs per year.

  North American Styrenic Polymer High Performance Polystyrene

        NOVA Chemicals produces HPS at its Springfield, Massachusetts and Chesapeake, Virginia facilities. Both facilities also produce SPS. In addition to being the research and technology center for high performance products, compounding assets at the Chesapeake site allow NOVA Chemicals to produce clear, custom colour and flame retardant resins. In addition, NOVA Chemicals uses two compounders to manufacture high performance polymers. Current sales in this high performance business are in ignition resistant products used primarily for television cabinets and marketed under the trademark ZYNTAR®; additive modified polystyrene grades used in applications requiring consistent colour, UV or other properties; NAS® and ZYLAR® (high clarity styrene acrylic co-polymers and blends or alloys thereof, respectively) make up the balance of the North American high performance products.

  Chile

        As part of the Shell acquisition, NOVA Chemicals acquired an EPS production plant and an EPS molding plant in Chile. The plants produce small volumes of products for the South American fish packaging, housing and construction markets.

  Europe

        The European styrenics business currently has four manufacturing sites. With the Huntsman acquisition, NOVA Chemicals acquired plants at Carrington, United Kingdom and Ribécourt, France. With the Shell acquisition, NOVA Chemicals doubled its styrenic polymer production capacity in Europe by acquiring a second plant at Carrington and plants at Berre, France (operated by Shell) and Breda, the Netherlands. The Shell acquisition also included a research and technology center located in Breda. Total rated styrenic polymer production capacity in Europe is 1.3 billion pounds annually. NOVA Chemicals is the third largest producer of styrenic polymers in Europe.

        NOVA Chemicals has an aggregate European EPS capacity of 705 mmlbs per year, making it the largest producer of EPS in Europe.

        In October 2002, the EPS plant at Carrington, United Kingdom was idled. The idling reduces NOVA Chemicals' costs and reduces EPS production capacity by 165 mmlbs per year. NOVA Chemicals' existing European EPS customers are being supplied from NOVA Chemicals' other European production facilities. The SPS plant on the same site was not affected by this decision.

        NOVA Chemicals produces SPS at two of its European sites, Breda, the Netherlands and Carrington, United Kingdom, with an aggregate capacity of 600 mmlbs per year, including STYROSUN® polystyrene and XP808 styrene butadiene copolymer at its Breda site. NOVA Chemicals is the sixth largest producer of SPS in Europe.

        Fribourg, Switzerland is the European operating center for the European styrenics business, international polyethylene sales and technology licensing. The European operating center houses approximately 65 employees. The Breda, the Netherlands technology center houses approximately 30 employees and centralizes all research, technology and product support activities for the European region. A shared services center in Manchester, United Kingdom provides support functions such as finance, information technology, the Responsible Care® program, supply chain and human resources and is staffed by approximately 30 employees.

        In November 2004, NOVA Chemicals announced that it had reached a non-binding agreement in principle with BP to merge the companies' European styrenic polymers businesses into a 50:50 joint venture. The joint venture is expected to be a leading manufacturer and marketer of styrenic polymers in Europe and will be headquartered in Fribourg, Switzerland. The new business will include seven manufacturing sites in France, Germany, the Netherlands, Sweden and the United Kingdom. NOVA Chemicals and BP expect to finalize definitive agreements in early 2005 and commence operations of the joint venture by the end of the second quarter of 2005, subject to regulatory and other approvals.

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

        Effective April 2003, NOVA Chemicals and Helm AG entered into a sales and marketing agreement for styrene monomer in Europe. The medium-term agreement includes the transfer to Helm AG of all sales and marketing activities for NOVA Chemicals' existing European styrene monomer merchant sales.

        In October 2003, NOVA Chemicals announced that Distrupol, based in Surrey, England, was appointed as a multinational distributor for NOVA Chemicals' polystyrene resins in Europe. Distrupol manages distribution channels in Benelux, Ireland, Scandinavia, the United Kingdom and France. Additionally, Ultrapolymers, based in Augsburg, Germany, manages NOVA Chemicals' German distribution channels.

Geographic Distribution of Revenue by Segment

        The following table summarizes, for the years ended December 31, 2004, 2003 and 2002, the geographic segments in which NOVA Chemicals sells its products and the percentage of sales in such segments:

	Percentage of Sales, Year Ended December 31
Geographic Segment
	2004	2003	2002
Canada	33%	36%	35%
United States	45%	45%	46%
Europe and Others	22%	19%	19%

LOGISTICS

        NOVA Chemicals leases approximately 4,600 railcars from various companies for use in transportation and delivery of its polyethylene and styrenic polymer products to customers in North America. NOVA Chemicals also owns approximately 325 railcars. Trucks are used for distributing products sold in bags and boxes and smaller loads of bulk products. Transport ships are used to transport bulk product, mostly to Asia. NOVA Chemicals does not own or lease trucks or ships, but does pay transportation fees under short-term arrangements.

        NOVA Chemicals' feedstocks and co-products are produced in liquid or gaseous form, and are transported primarily by pipeline, but also in significant quantity by barge, truck and in rail tank cars. NOVA Chemicals leases approximately 1,425 rail tank cars from various companies in order to transport feedstocks, co-products and styrene monomer.

COMPETITION

        NOVA Chemicals competes with other commodity chemical producers on the basis of price, service, product quality, performance and deliverability. Among NOVA Chemicals' competitors are some of the world's largest chemical companies and major integrated oil companies that are larger and have greater financial resources. Some also have their own raw material resources. The keys to competing successfully in this industry are scale of facilities, low-cost feedstocks and differentiated product and process technologies.

        Prices for NOVA Chemicals' petrochemical and polymer products are determined by market factors such as supply/demand balances and feedstock costs that are beyond NOVA Chemicals' control. NOVA Chemicals generally sells these products at prevailing market prices but, on occasion, products are sold based on negotiated prices.

CYCLICALITY

        NOVA Chemicals' historical operating results reflect the cyclical and volatile nature of the commodity plastics and chemicals businesses. The markets for the Corporation's olefins/polyolefins and styrenics businesses historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of oversupply resulting from capacity additions. The oversupply leads to declining capacity utilization rates, prices and profit margins. Currently, known industry ethylene and styrene chain capacity additions over the next several years are limited. The primary driver of a cyclical upswing in the ethylene and styrenics sectors is generally the combination of limited supply growth and improved demand growth, which is driven by sustained Gross Domestic Product and industrial production growth.

        The markets for ethylene, polyethylene, styrene and styrenic polymers are also highly cyclical, resulting in volatile profits and cash flow over the business cycle. Since NOVA Chemicals derives nearly all of its revenue from sales of these products, its operating results are more sensitive to this cyclical nature than many of its competitors who have more diversified businesses.

        This cyclicality is exacerbated by recent volatility in feedstock prices. As a result of many factors, feedstock and energy prices rose significantly throughout 2004 to levels above the historical average. In response to higher feedstock prices and other market factors, commodity plastics and chemicals producers announced multiple price increases.

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

        During 2004, 42 patent applications were filed in the name of NOVA Chemicals or its subsidiaries worldwide. These include divisional and continuation patent applications as well as national and regional patent applications (which may result in more than one issued patent). Twenty-eight of the applications were in the olefins/polyolefins field and 14 were in the styrenics field. Worldwide, during 2004, 68 patents were issued to NOVA Chemicals or its subsidiaries, 30 in the olefins/polyolefins field and 38 in the styrenics field.

TECHNOLOGY

        NOVA Chemicals actively supports all of its technologies to maintain its competitive position, including technologies developed by NOVA Chemicals and those licensed from third parties. Some of the technologies licensed from third parties are subject to certain restrictions on use.

Olefins/Polyolefins

        NOVA Chemicals' PE2 plant at Joffre, Alberta was designed to use Advanced SCLAIRTECH technology. PE2 began commercial production in July 2001 using Z-N catalysts adapted for use with Advanced SCLAIRTECH technology. In April 2002, NOVA Chemicals announced the commercial introduction of a new group of SCLAIR premium octene copolymer polyethylene resins for film applications. These new resins are specifically for use in premium film applications, including food and specialty packaging, laminations and co-extrusions and heavy-duty shipping sacks.

        In April 2002, NOVA Chemicals and Kubota Corporation ("Kubota") reached an agreement under which NOVA Chemicals licensed its ANK400 anti-coking technology to Kubota. Kubota manufactures and globally markets furnace tubes to ethylene facilities for gas feedstock cracking applications. ANK400 is an anti-coking furnace tube product that increases on-stream time for ethylene furnaces. This technology achieves an inner surface chemistry with a demonstrated ability to reduce catalytic coking significantly.

        In December 2001, NOVA Chemicals began trial polymerizations using Advanced SCLAIRTECH technology at Joffre, Alberta using a proprietary single-site catalyst. This proprietary catalyst combines the best qualities of traditional Z-N catalysts and single-site catalysts and creates polyethylene having significantly enhanced polymer properties. In April 2003, NOVA Chemicals announced the commercial introduction of its first polyethylene resins produced with the Advanced SCLAIRTECH technology and utilizing its new proprietary single-site catalyst. Four new polyethylene grades, trademarked SURPASS, were introduced for specialty film applications. The SURPASS resins deliver a unique combination of properties not found in conventional metallocene resins. During 2004, product development work extended the family of SURPASS resins into thin wall injection molding and rotomolding applications, allowing for the commercialization of three new grades. Market interest in these performance leading grades has been strong, based on unique combinations of polymer mechanical, appearance and processability properties. NOVA Chemicals continues to evolve both short and longer term SURPASS resin development work to exploit fully the process and catalyst capabilities of Advanced SCLAIRTECH technology.

        In November 2000, NOVA Chemicals announced the successful transition of its Z-N catalyst made using Advanced SCLAIRTECH technology to its gas-phase plant, PE1, in Joffre, Alberta. This drop-in catalyst, NOVACAT™, provides enhanced throughput, product range and product properties when compared with conventional Z-N catalysts in commercial gas-phase polyethylene production facilities. During 2004, the use of NOVACAT catalyst at PE1 was extended to commodity butene LLDPE, and BP Chemicals, NOVA Chemicals' catalyst development partner, fully converted to NOVACAT catalyst use in its Grangemouth, United Kingdom plant. Beyond the joint program of NOVACAT catalyst technology, in July 2002, NOVA Chemicals and BP Chemicals entered into an agreement under which NOVA Chemicals granted BP Chemicals the rights to use and sub-license certain of its proprietary single-site catalyst technology. In turn, BP Chemicals licensed its metallocene catalyst technology portfolio to NOVA Chemicals for use in polyethylene manufacturing. By working together, the companies have accelerated the development of new technology to the point of commercial trial status, and have together demonstrated a catalyst technology that is industry competitive in its process capabilities and fully market competitive in product performance for gas-phase hexene LLDPE. NOVA Chemicals and BP Chemicals will cooperate in both the sale of catalysts and the licensing of the combined portfolio of metallocene and single-site catalysts.

        NOVA Chemicals' other polyethylene technologies include gas-phase process technology and SCLAIRTECH technology. NOVA Chemicals independently sustains and develops these technologies as used in NOVA Chemicals' facilities.

        During 2004, three new polyethylene grades were commercialized at NOVA Chemicals' plants. These developments are one component of NOVA Chemicals' product development efforts across the full polyethylene asset base. To maintain asset and product competitiveness, NOVA Chemicals' technology development program was revitalized during 2004, and internally and externally funded resources are being re-deployed to potential break-through catalyst, process and product opportunities for work in 2005.

Styrenics

        NOVA Chemicals also owns or has rights to a significant portfolio of styrenics technology, both in the fields of production and styrenics applications. Prior to 1999, NOVA Chemicals licensed technology from a number of other companies and developed its own technology for the polymerization of styrenic polymers. As part of the Huntsman and Shell acquisitions in December 1998 and January 2000, respectively, NOVA Chemicals acquired additional access to a broad range of styrenics product and process technology related to EPS manufacture, as well as knowledge in polystyrene and high performance polystyrene products. The technologies acquired include the one-step Shell process technology for EPS and polystyrene process and compounding technology relating to several performance polystyrene products.

        In May 2002, NOVA Chemicals announced that its STYROSUN weather-resistant polystyrene was available in North America. STYROSUN polystyrene is an ethylene propylene diene monomer based high-impact polystyrene. In June 2002, NOVA Chemicals announced new patent coverage on volatile organic compound free EPS technology. This technology has the potential to reduce the pentane content in EPS using water instead of pentane as the blowing agent, which would reduce transportation hazards and air quality concerns.

        In January 2003, NOVA Chemicals purchased Deltech Polymers Corporation's ("Deltech") polystyrene business at a nominal cost. The acquisition enabled NOVA Chemicals to strengthen its position in the commodity, as well as performance portions of the market, without adding capacity or taking on assets. Also, in January 2003, NOVA Chemicals announced the commercialization of a new advanced styrenic polymer designated FX550. The polystyrene resin offers high-impact and high-gloss properties for applications such as small appliances and housewares, competing directly with acrylonitrite butadiene styrene resin. In June 2003, NOVA Chemicals announced the introduction of the first "thin-wall, Smart Cup" in the market, allowing EPS cups to be used in vending machines for the first time. In December 2003, NOVA Chemicals announced that it was improving the EPS feedstock used at its Beaver Valley site in Monaca, Pennsylvania, allowing the plant to produce lower pentane grades, for which there is increased demand in the EPS market. These improvements allowed EPS processors to reduce emissions, in response to increasingly restrictive regulations, and to improve material utilization without sacrificing product performance or changing their manufacturing assets.

        In October 2002, NOVA Chemicals announced the commercialization of a new ZYLAR resin, a clear alloy of a styrene acrylic copolymer. The new ZYLAR resin 390, which offers a significantly improved balance of clarity and toughness and also offers enhanced chemical resistance, is available in North America and Europe. In 2003, NOVA Chemicals developed a new flame retardant ZYNTAR resin grade that is not based on decabromo diphenyl oxide. ZYNTAR resin F7080 can be used in light and dark gray applications that require better U.V. stability than NOVA Chemicals' other grades for television and electronics applications. ZYNTAR resin F7080 has been evaluated by major television original equipment manufacturers and has UL94 V-0 approval. In October 2004, NOVA Chemicals commenced work on its ZYLAR EX resin production line in Belpre, Ohio. ZYLAR EX resin is an impact-modified co-polymer for clear, disposable packaging.

RESEARCH AND DEVELOPMENT

        NOVA Chemicals spent $38 million, $35 million and $32 million in the years 2004, 2003 and 2002 respectively, on research and development activities. NOVA Chemicals also spent $10 million in 2004, $10 million in 2003 and $7 million in 2002 on technical support and activities relating to improvements of existing products. NOVA Chemicals' operating budget for the year 2005 is $39 million for research and development and $12 million for technical support.

Olefins/Polyolefins

        NOVA Chemicals olefins/polyolefins business conducts research at the NOVA Chemicals Research & Technology Center ("NRTC") and the NOVA Chemicals Technical Center, both located in Calgary, Alberta. Both centers are equipped with state of the art test facilities for the development of new catalysts, olefin and polyolefin processes as well as full scale testing of new products. The demonstration plant for the Advanced SCLAIRTECH technology is located at the St. Clair River site in Corunna, Ontario and is capable of testing new catalysts, new polyethylene products, mixing methods in reactors and solvent separation processes.

        Currently, the olefins/polyolefins business is supported by 173 technical and support staff working directly on the development of new technologies.

Styrenics

        NOVA Chemicals' styrenics business currently operates three technical centers located at the Beaver Valley site in Monaca, Pennsylvania, at Chesapeake, Virginia and in Europe at Breda, the Netherlands. The styrenics business also operates three pilot plants, one in the United States (the Beaver Valley site) and two in Europe (Ribécourt, France and Breda). These pilot plants are capable of simulating mass and suspension polymerization, as well as synthesis of EPS. The styrenics business also provides computer-aided design engineering resources in Southfield, Michigan and Chesapeake to support performance products customers.

        In January 2002, NOVA Chemicals opened a $5 million European styrenics technology center in Breda, the Netherlands. The Breda technology center provides NOVA Chemicals with the ability to develop new SPS, EPS and HPS, support converter customers in developing new applications for EPS, SPS and HPS and provides increased technical support to NOVA Chemicals' styrenic polymer manufacturing plants around the world.

        In December 2003, NOVA Chemicals opened a new styrenics research lab at the NRTC located in Calgary, Alberta. This research lab focuses on the development of new technology platforms for styrenics by leveraging the skills and capabilities already in existence at NRTC.

        Currently the styrenics business is supported by a total of 129 technical and support staff working on the development and support of new technologies.

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

        Canadian generally accepted accounting principles ("GAAP") require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value based on a discounted value of the expected costs to be paid when the assets are retired. At December 31, 2004, NOVA Chemicals had $27 million of accumulated reserve for these activities. This accumulated reserve is comprised of approximately $4 million anticipated to be required for the decommissioning and site restoration of plant sites that have been divested or are no longer in use and approximately $23 million for currently operating plant sites. During 2004, NOVA Chemicals reduced the reserve that had been carried by $5 million due to several projects either being completed or at a stage of completion that allows reassessment of the estimated costs to complete. From a review of these projects, it was determined that the accumulated reserve for inactive sites was too high.

        In 2003, NOVA Chemicals undertook an evaluation of the costs to conduct decommissioning and site restoration required to satisfy its projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites. Canadian GAAP requires that NOVA Chemicals record the present value of inflation adjusted decommissioning and site restoration costs as increases to the carrying values of the assets at that time and depreciate this amount over the estimated remaining useful lives of the assets. The accumulated reserves are reviewed quarterly to determine if adjustments are required. The reserved amount does not include any deduction for salvage or land value that may be realized, however these will be taken into consideration as the assets are depreciated. Since these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, since the degree of natural attenuation, evolution of new technologies and potential future land uses may mitigate future environmental liabilities and potential costs.

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

        From time to time NOVA Chemicals has entered into various consent agreements or been subject to administrative orders for pollution abatement or remedial action in connection with its businesses. NOVA Chemicals has agreed with relevant Dutch and French environmental authorities to implement VOC emission reduction projects at its facilities in Breda, the Netherlands and Ribecourt, France. The projects are scheduled for completion in 2005 and 2006, respectively, at an estimated cost of approximately $13 million.

        NOVA Chemicals has operated an environmental audit program to determine regulatory compliance by its operating facilities since 1990. In September 1995, NOVA Chemicals developed a more comprehensive safety, health, environment and risk audit program. NOVA Chemicals' Responsible Care Audit Program was evaluated by a leading international environment, health and safety consulting firm in January 2002 and December 2004. On the basis of its review the consultant found that the Audit Program was progressive, soundly designed and effectively implemented, and concluded that it was highly rated when compared to other programs with which the consultant was familiar.

        NOVA Chemicals has adopted the Responsible Care program as the basis for its overall safety, health, environment and risk program. The Responsible Care program is a comprehensive program which was initiated by the Canadian Chemical Producers' Association ("CCPA") and has since been adopted by the American Chemistry Council ("ACC") in the United States as well as by chemical industry associations in over 47 countries worldwide. The Responsible Care program requires program participants to commit to the responsible management of the total life cycle of their products. NOVA Chemicals has implemented the Responsible Care program in all its Canadian, U.S. and European operations.

        In the second quarter of 2003, the CCPA released its final report for the Responsible Care re-verification for NOVA Chemicals' Canadian locations based on their 2002-2005 protocol. According to the CCPA's final report, the re-verification team is satisfied with the approach used by the Corporation to apply and meet the requirements of the Responsible Care initiative.

        In the fourth quarter of 2004, NOVA Chemicals was one of the first member companies of the ACC to participate in an ACC-mandated series of audits of member company Responsible Care Management Systems ("RCMS"). The audit was conducted by an external accredited audit firm and focused on corporate level (headquarters) Responsible Care systems, procedures and documentation. The audit concluded that NOVA Chemicals is in compliance with corporate level RCMS requirements. Subsequent audits will focus on conformance with RCMS requirements at operating facilities and manufacturing plants. All ACC member companies will be required to participate in and to pass such audits as a condition of ACC membership.

        NOVA Chemicals is active in a number of voluntary environmental initiatives to reduce emissions and wastes from its facilities. In addition to participation in the CCPA's National Emissions Reduction Masterplan, NOVA Chemicals is also participating in Canada's Accelerated Reduction and Elimination of Toxics, and greenhouse gas emissions management programs. Through an aggressive greenhouse gas emissions management program and its participation in Canada's Voluntary Climate Change Challenge and Registry Program, NOVA Chemicals is committed to economically viable solutions to climate change concerns, including, for example, NOVA Chemicals' participation in the joint venture with ATCO and EPCOR to construct a natural-gas-fired cogeneration power plant at its production site at Joffre, Alberta. This project has substantially reduced greenhouse gas emissions when compared with continuing to supply the electrical needs of the Joffre site from Alberta's primarily coal fired electrical generation facilities. NOVA Chemicals is also directly involved in the Canadian Chemical Industry's Environmental Performance Memoranda of Understanding with the Federal, Ontario and Alberta governments.

        In December 2002, the Government of Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change. With the recent ratification of the Kyoto Protocol by Russia, Canadian commitments to reduce emissions of greenhouse gases between 2008 and 2012 are now binding. Currently, no regulations or other mandatory reductions relating to the Kyoto Protocol have been announced. NOVA Chemicals continues to monitor developments in this area. NOVA Chemicals could incur significant costs to comply with the Kyoto Protocol, which in turn could reduce operating results and cash flow.

        NOVA Chemicals is participating in an initiative by the ACC to conduct research into the long range health and environmental impacts of chemicals. This participation is consistent with NOVA Chemicals' Responsible Care commitment, and the resulting research will enable the chemicals industry to contribute to the scientific and public policy debate which impacts legislation affecting the industry.

        Environmental capital expenditures for NOVA Chemicals, including pollution abatement and remedial programs, were $17 million in 2004, $9 million in 2003 and $6 million in 2002 and are estimated to be $22 million in 2005. Operating expenses relating to environmental protection were $15 million in 2004, $16 million in 2003 and $12 million in 2002 and are estimated to be $14 million in 2005. Total remedial expenditures to dismantle and remediate discontinued facilities and sites totaled $3 million in 2004 and $1 million in each of 2003 and 2002. This figure is expected to be $1 million in 2005. NOVA Chemicals believes it has sufficient capital resources to meet all of its present and anticipated future obligations under environmental protection legislation.

        NOVA Chemicals is actively involved in promoting public awareness of the benefits of plastics through its participation in various industry associations.

EMPLOYEE AND LABOUR RELATIONS

        NOVA Chemicals currently employs approximately 4,115 full-time employees globally.

        Collective bargaining agreements with various unions, covering approximately 500, or 14%, of the approximately 3,569 North American employees, are in place at certain plants located in Ontario, Massachusetts and Pennsylvania. A collective bargaining agreement involving 50 employees at NOVA Chemicals' styrene plant in Sarnia, Ontario was negotiated in 2004 and will expire on January 31, 2007. A collective bargaining agreement involving 220 employees at NOVA Chemicals' olefins plant in Corunna, Ontario was negotiated in 2004 and will expire on March 31, 2007. The terms of collective bargaining agreements involving 30 employees at the polystyrene plant at Springfield, Massachusetts and 200 employees at the polystyrene plant at the Beaver Valley site in Monaca, Pennsylvania will expire on September 30, 2007 and May 12, 2006, respectively.

        Workforces in Europe are significantly more unionized than their North American counterparts. European employment laws and regulations are more restrictive than in North America. These factors limit the flexibility of NOVA Chemicals' relations with its employees. Many of NOVA Chemicals' approximately 546 European employees are represented by works councils. A works council, elected by the employees, represents employees' rights and interests, including rights to information and consultation relating to conditions of work, working hours, remuneration and vacation entitlement. The proposed joint venture with BP for the European styrenics business will impact our current labour arrangements in Europe.

        NOVA Chemicals provides medical, health, life insurance, pension plans and other benefits to its employees, which are comparable with other companies in the chemical industry where its operations are located.

FOREIGN OPERATIONS

        Foreign operations are subject to various risks differing from those in Canada and the United States including political events, tax changes, labour difficulties, currency fluctuations, price controls and other governmental actions. NOVA Chemicals actively addresses these risks as part of its risk management system.

        With the Huntsman and Shell acquisitions, NOVA Chemicals' exposure to foreign operations increased as a significant amount of the assets acquired are in Europe. In addition to the economic risks of foreign operations, there are commercial, cultural and language differences that increase business risk.

        NOVA Chemicals sells its products worldwide. NOVA Chemicals has established its European operating center and commercial headquarters in Switzerland to coordinate commercial activities outside of North America and maintains a sales support operations in over 12 countries.

LEGAL PROCEEDINGS

        NOVA Chemicals is involved in litigation from time to time in the ordinary course of its business. In management's opinion none of such litigation is material to NOVA Chemicals' financial condition or results of operations.

RISK FACTORS

The cyclicality of commodity plastics and chemicals businesses may cause significant fluctuation in NOVA Chemicals' income and cash flow.

        NOVA Chemicals' historical operating results reflect the cyclical and volatile nature of commodity plastics and chemicals businesses. The olefins/polyolefins and styrenics businesses historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of oversupply, resulting from capacity additions. The oversupply leads to declining capacity utilization rates, prices and profit margins. The markets for ethylene, polyethylene, styrene and styrenic polymers are also highly cyclical, resulting in volatile profits and cash flow over the business cycle. Since NOVA Chemicals derives nearly all of its revenue from sales of these products, its operating results are more sensitive to this cyclical nature than many of its competitors who have more diversified businesses. This cyclicality is exacerbated by recent volatility in feedstock prices. As a result of many factors, feedstock and energy prices rose significantly throughout 2004 to levels above the historical average. In response to higher feedstock prices and other market factors, chemical producers announced multiple price increases. While NOVA Chemicals expects capacity to tighten in the future, it cannot provide assurance that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in its operating results.

        Excess industry capacity, especially at times when demand is weak, has in the past and may in the future cause NOVA Chemicals and other industry participants to lower production rates, which can reduce its margins, income and cash flow.

Rising costs of raw materials and energy may result in increased operating expenses and reduced results of operations.

        NOVA Chemicals purchases large amounts of raw materials, including natural gas and benzene, and energy for its businesses, representing a substantial portion of its operating expenses. The prices of raw materials and energy generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which have historically been highly volatile and cyclical. NOVA Chemicals' raw material costs have fluctuated significantly in the last few years. Although certain of NOVA Chemicals' customer contracts are based on changes in feedstock costs or provide for surcharges if feedstock costs change, many contracts are tied to market prices and therefore do not necessarily allow for the immediate flowthrough of rising feedstock costs. NOVA Chemicals cannot predict whether and to what extent feedstock or energy prices will rise in the future or whether and to what extent it will be able to pass on such cost increases to its customers. Any significant feedstock cost increase could have a material adverse effect on NOVA Chemicals' business, results of operations, financial condition and cash flow.

NOVA Chemicals sells commodity products in highly competitive markets and faces significant price pressure.

        NOVA Chemicals sells its products in highly competitive markets. Due to the commodity nature of a majority of its products, with the exception to some degree of products made using Advanced SCLAIRTECH technology and high performance styrenic products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, NOVA Chemicals may not be able to protect its market position by product differentiation or pass on cost increases to its customers. Accordingly, increases in raw material costs and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. Although NOVA Chemicals strives to maintain or increase its profitability by reducing costs through improving production efficiency, emphasizing higher margin products and controlling selling and administration expenses, NOVA Chemicals cannot provide assurance that these efforts will be sufficient to offset fully the effect of any pricing changes on its operating results.

        Among NOVA Chemicals' competitors are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than NOVA Chemicals can. In addition, some of NOVA Chemicals' competitors are larger and have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of NOVA Chemicals' current or future competitors develop proprietary technology that enables them to produce products that compete with those of NOVA Chemicals at a significantly lower cost, segments of NOVA Chemicals' technology could be rendered over time uneconomical or obsolete. The entrance of new competitors into the industry may reduce NOVA Chemicals' ability to capture profit margins in circumstances where capacity utilization in the industry is decreasing. Further, production from low-cost producers in petroleum-rich countries is increasing in the petrochemical industry and may expand significantly in the future. Any of these developments could affect NOVA Chemicals' ability to enjoy higher profit margins during periods of increased demand.

External factors beyond NOVA Chemicals' control can cause fluctuations in demand for NOVA Chemicals' products and in its prices and margins, which may negatively affect income and cash flow.

        External factors can cause significant fluctuations in demand for NOVA Chemicals' products and volatility in the price of raw materials and other operating costs. Examples of external factors include general economic conditions, including a prolonged economic downturn, competitor actions, technological developments, unplanned facility shutdowns, international events and circumstances, and governmental regulation.

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

NOVA Chemicals has a significant amount of debt, which could adversely affect its financial condition.

        NOVA Chemicals has a significant amount of indebtedness. As of December 31, 2004, NOVA Chemicals had (a) total indebtedness of approximately $1.516 billion and (b) additional amounts of approximately $300 million available for borrowing under its credit facility (before $57 million in letters of credit), subject to customary conditions.

        The level of indebtedness could have important consequences, such as limiting cash flow available for general corporate purposes due to debt service requirements, limiting NOVA Chemicals' ability to obtain additional debt financing on advantageous terms in the future, limiting NOVA Chemicals' flexibility in addressing competitive and other changes in its industry and economic conditions generally due to cash flow restrictions, exposing NOVA Chemicals to risks inherent in interest rate fluctuations, and increasing NOVA Chemicals' vulnerability to general economic downturns and adverse competitive and industry conditions. These risks, if realized, could place NOVA Chemicals at a competitive disadvantage compared to any of its competitors that are less leveraged.

        In addition, subject to the restrictions in its credit facility and indentures, NOVA Chemicals may incur significant additional indebtedness from time to time. If new debt is added to current debt levels, the related risks described above would intensify. If such debt financing is not available when required or is not available on acceptable terms, NOVA Chemicals may be unable to grow its business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on its operating results and financial condition.

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

        Risk of substantial environmental costs and liabilities is inherent in NOVA Chemicals' business, as it is with other companies engaged in similar businesses. Also, NOVA Chemicals has liabilities and obligations arising in connection with discontinued operations, and has specific contractual obligations with respect to pre-closing environmental conditions at certain facilities divested by predecessor companies. Environmental investigations and remedial work have commenced at most locations and provision has been made in NOVA Chemicals' financial statements to cover the estimated costs of remediation of discontinued sites. NOVA Chemicals has incurred, and may incur in the future, environmental costs and liabilities and has made provisions in its financial statements for known matters. Nevertheless, NOVA Chemicals cannot provide assurance that it will not incur substantial costs and liabilities resulting from future events or unknown circumstances which exceed its reserves or will be material.

        From time to time, NOVA Chemicals has entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, NOVA Chemicals may be jointly and severally liable for the costs of environmental contamination on or from its properties, and at off-site locations where NOVA Chemicals disposed of or arranged for disposal or treatment of hazardous substances, and may also incur liability for related damages to natural resources. Currently, NOVA Chemicals has been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at three third-party sites, one of which has recently completed active remediation and, with the approval of the authority exercising oversight, has moved into a post-remediation monitoring phase. NOVA Chemicals cannot provide assurance that significant costs will not be incurred.

NOVA Chemicals could incur significant costs to comply with the Kyoto Protocol, which in turn could reduce NOVA Chemicals' operating results and cash flow.

        The Kyoto Protocol to the United Nations Framework Convention on Climate Change will come into force during the first quarter of 2005. As a result, Canada will be required to reduce its greenhouse gas emissions by 6% below 1990 levels during the years 2008 through 2012. Comparable, although not necessarily identical, reductions in greenhouse gas emissions are required of other ratifying countries during the same period. Subject to further action by other countries, NOVA Chemicals anticipates that the governments of all ratifying countries in which NOVA Chemicals has production operations will require reductions in greenhouse gas emissions from NOVA Chemicals' plants located within their borders sometime within the commitment period, but no later than 2012. Currently, no regulations or other mandatory reductions relating to the Kyoto Protocol have been announced. In view of the uncertainty of how and when implementation will occur, NOVA Chemicals cannot estimate compliance costs or whether they will be material.

NOVA Chemicals' business may be adversely affected by risks associated with international operations.

        Although NOVA Chemicals reports its results in U.S. dollars, it conducts a significant portion of its business outside the United States, and is subject to risks normally associated with international operations. These risks include the need to convert currencies that NOVA Chemicals may receive as payment for its products into currencies required to pay its debt, or into currencies with which NOVA Chemicals purchases raw materials or pays for services, which could result in a gain or loss depending on fluctuations in exchange rates. Fluctuations in exchange rates can also affect the relative competitive position of a particular manufacturing facility, as well as NOVA Chemicals' ability to successfully market its products in other markets. Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labour strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws and the difficulty of enforcing agreements and collecting receivables through foreign legal systems.

Interruptions in NOVA Chemicals' supply of raw materials could adversely affect NOVA Chemicals' business.

        NOVA Chemicals purchases large amounts of raw materials, including crude oil, natural gas and benzene, and energy for its businesses. If temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors require NOVA Chemicals to secure its raw materials from sources other than its current suppliers, NOVA Chemicals cannot provide assurance that it will be able to do so on terms as favourable as its current terms or at all.

NOVA Chemicals may be subject to losses that are not covered by insurance.

        NOVA Chemicals carries comprehensive liability and property (including fire and extended perils) insurance on all of its facilities, with deductibles and other policy specifications and insured limits customarily carried in NOVA Chemicals' industry for similar properties. NOVA Chemicals' insurance costs have increased recently. In addition, some types of losses, such as losses resulting from war or acts of terrorism are not insured. NOVA Chemicals determines coverage limits based on what it believes to be a reasonable maximum foreseeable loss scenario for its operations. In the event that an uninsured loss or a loss in excess of insured limits occurs, NOVA Chemicals may not be reimbursed for the cost to replace capital invested in that property, nor insured for the anticipated future revenues derived from the manufacturing activities conducted at that property, while NOVA Chemicals could remain obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect NOVA Chemicals' business, results of operations or financial condition.

NOVA Chemicals may make investments in entities that it does not control.

        NOVA Chemicals has established joint ventures and made minority interest investments designed to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. NOVA Chemicals' principal joint ventures and minority investments include E3 and the Joffre Co-Generation Plant. In addition, it is in the process of pursuing such arrangements with BP and Pemex.

        NOVA Chemicals' ability to control entities in which it invests may affect its ability to receive distributions from those entities or to fully implement its business plan. The incurrence of debt or entry into other agreements by an entity not under NOVA Chemicals' control may result in restrictions or prohibitions on that entity's ability to pay dividends or make other distributions to NOVA Chemicals. Even where these entities are not restricted by contract or by law from making distributions to NOVA Chemicals, NOVA Chemicals may not be able to influence the occurrence or timing of such distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, that entity may not be able to operate according to its business plan or NOVA Chemicals may be required to increase its level of commitment. If any of these events were to transpire, NOVA Chemicals' business, results of operations and financial condition could be adversely affected.

Labour disputes could have an adverse effect on NOVA Chemicals' business.

        As of December 31, 2004, NOVA Chemicals had approximately 4,100 employees, of whom approximately 3,570 were employees of NOVA Chemicals' Canadian and U.S. operations. Approximately 500, or 14%, of its Canadian and U.S. employees are represented by unions under four separate collective bargaining agreements. In addition, in Europe, some of NOVA Chemicals operations are subject to national collective bargaining agreements that are renewed on an annual basis. If NOVA Chemicals is unable to negotiate acceptable contracts with these unions upon expiration of an existing contract or other employees were to become unionized, NOVA Chemicals could experience work stoppages, a disruption in operations or higher labour costs, which could have an adverse effect on business, financial condition, results of operations and cash flow. The proposed joint venture with BP for the European styrenics business will impact our current labour arrangements in Europe.

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

DIVIDENDS

        Historically, NOVA Chemicals has paid dividends on its common shares at the current rate of Cdn. $0.10 per quarter. In 2004, NOVA Chemicals paid U.S. $28 million in dividends on its common shares. There are currently no material contractual restrictions on NOVA Chemicals' ability to declare and pay dividends on its common shares. The declaration and payment of dividends is at the discretion of the Board of Directors of NOVA Chemicals, which will consider earnings, capital requirements, the financial condition of NOVA Chemicals and other relevant factors. It is, however, the Corporation's intention to retain most of its earnings to support current operations, further reduce debt and continue to pay dividends at historic levels.

        NOVA Chemicals has paid the following dividends on its common shares during the preceding three years:

		Dividends per share
		2004	2003	2002
Common Shares	Cdn.	$0.40	$0.40	$0.40

DESCRIPTION OF CAPITAL STRUCTURE

        NOVA Chemicals is authorized to issue an unlimited number of common shares, first preferred shares and second preferred shares. Currently, only common shares are issued and outstanding.

Common Shares

        Each common share has one vote. The holders of the common shares are entitled to attend and vote at all meetings of shareholders except meetings of only the holders of another class or series of shares of the Corporation. In addition, subject to the preferential rights attaching to any shares of the Corporation ranking in priority to the common shares, the holders of the common shares are entitled to receive any dividends that may be declared by the Board of Directors on the common shares. Subject to the rights of the holders of shares of the Corporation ranking in priority to the common shares, the holders of the common shares are entitled to participate rateably amongst themselves and rateably with the holders of any shares ranking on a parity with the common shares in any distribution of the remaining property of the Corporation in the event of the dissolution, liquidation or winding-up of NOVA Chemicals or any other distribution of its property amongst its shareholders for the purposes of winding-up its affairs.

        In May 1999, NOVA Chemicals' shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals' common shares or until a person acquires 20% or more of NOVA Chemicals' common shares. The rights plan, as amended and restated, was reconfirmed by shareholders in May 2002. The plan expires in May 2009, but is subject to shareholder reconfirmation in April 2005.

First Preferred Shares

        Subject to the following and to applicable law, the first preferred shares as a class are not entitled to receive notice of, attend or vote at meetings of the shareholders of the Corporation. The first preferred shares may from time to time be issued in one or more series, and the Board of Directors may fix from time to time before such issue the number of first preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of first preferred shares, including any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions. If issued, the first preferred shares of each series will, with respect to the payment of dividends and the distribution of assets on return of capital in the event of liquidation, dissolution or winding-up of NOVA Chemicals, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding-up its affairs, have preference over the common shares, the second preferred shares and over any other shares of the Corporation ranking by their terms junior to the first preferred shares of the series. The first preferred shares of any series may also be given such other preferences over the common shares, the second preferred shares and any other shares ranking junior to such first preferred shares as may be established by the Board of Directors.

Second Preferred Shares

        Subject to the following and to applicable law, the second preferred shares as a class are not entitled to receive notice of, attend or vote at meetings of the shareholders of the Corporation. The second preferred shares may from time to time be issued in one or more series, and the Board of Directors may fix from time to time before such issue the number of second preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of second preferred shares, including any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions. The second preferred shares of each series will, with respect to the payment of dividends and the distribution of assets on return of capital in the event of liquidation, dissolution or winding-up of NOVA Chemicals, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding-up its affairs, have preference over the common shares and over any other shares of the Corporation ranking by their terms junior to the second preferred shares of the series. The second preferred shares of any series may also be given such other preferences over the common shares and any other shares ranking junior to such second preferred shares as may be established by the Board of Directors.

RATINGS

        NOVA Chemicals has outstanding 7% notes due 2005, 7% notes due 2006, 7.4% notes due 2009, 7.85% notes due 2010, 6.5% notes due 2012, 7.875% notes due 2025 and 7.25% notes due 2028. NOVA Chemicals' notes have been rated BB+ (stable) by Standard & Poor's Corporation ("S&P"), Ba2 (stable) by Moody's Investor Service, Inc. ("Moody's"), BBB (low) (stable) by Dominion Bond Rating Service ("DBRS") and BB+ (stable) by Fitch Ratings Ltd. ("Fitch") (each a "Rating Agency").

        Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Rating for debt instruments are presented in ranges by each of the Rating Agencies. The highest quality of securities are rated AAA, in the case of S&P, DBRS and Fitch, or Aaa, in the case of Moody's. The lowest quality of securities are rated D, in the case of S&P, DBRS and Fitch, or C, in the case of Moody's.

        According to the S&P rating system, notes rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. Notes rated BB are less vulnerable to nonpayment than other speculative issues. However, the obligor faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        According to the Moody's rating system, notes which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

        According to the DBRS rating system, notes rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. Each rating category from AA to C is denoted by the subcategories high and low. The absence of either a high or low designation indicates the rating is in the middle of the category.

        According to the Fitch rating system, notes rated BB indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time. However, business or financial alternatives may be available to allow financial comitments to be met. The ratings from AA to CCC may be modified by a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        The credit ratings accorded to the notes by the Rating Agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

MARKET FOR SECURITIES

COMMON SHARES

        NOVA Chemicals' outstanding common shares are listed on the Toronto and New York stock exchanges ("TSX" and "NYSE", respectively). The following table sets forth the price range and volume of securities traded on the TSX and NYSE for each month in 2004:

	TSX		NYSE
Month
	Price Range	Volume	Price Range	Volume
($Cdn.)
January 2004	$33.21 - 35.93	8.4 million	$25.28 - 27.60	1.9 million
February 2004	34.48 - 37.25	4.6 million	25.90 - 28.10	2.2 million
March 2004	31.71 - 37.48	4.1 million	23.67 - 28.27	2.0 million
April 2004	32.95 - 36.00	4.3 million	24.51 - 27.38	1.7 million
May 2004	33.81 - 36.51	4.3 million	24.37 - 26.79	1.3 million
June 2004	35.17 - 39.57	8.2 million	25.82 - 29.32	2.5 million
July 2004	36.68 - 40.80	5.4 million	27.80 - 30.80	3.5 million
August 2004	39.25 - 43.70	8.5 million	29.81 - 33.13	3.9 million
September 2004	42.25 - 48.90	7.2 million	32.35 - 38.71	3.7 million
October 2004	45.38 - 50.16	8.2 million	36.10 - 39.43	4.9 million
November 2004	47.40 - 55.00	11.3 million	38.80 - 46.39	4.6 million
December 2004	53.00 - 58.75	6.3 million	43.35 - 47.72	7.0 million

Transfer Agents and Registrars

        The transfer agent and registrar for NOVA Chemicals' common shares is CIBC Mellon Trust Company at its principal office in Calgary, Alberta.

PREFERRED SECURITIES

        NOVA Chemicals had preferred securities that were listed on the NYSE. On March 1, 2004, NOVA Chemicals redeemed all of its 9.50% $210 million preferred securities due 2047 and all of its 9.04% $172.5 million preferred securities due 2048.

DEBT SECURITIES

        During 2004, NOVA Chemicals issued and sold $400 million aggregate principal amount of 6.5% senior notes due 2012. The net proceeds from the sale of the notes (after deducting discounts to the initial purchasers and estimated offering expenses) were used principally to redeem the preferred securities referred to above.

DIRECTORS AND OFFICERS

        As a group, based on information provided to NOVA Chemicals by each director and executive officer, all directors and executive officers of NOVA Chemicals beneficially owned, directly or indirectly, or exercised control or direction over 771,195 common shares of NOVA Chemicals as at February 16, 2005, representing approximately 0.91% of the outstanding common shares.

DIRECTORS

        The following table sets forth, in alphabetical order, the name of each director of NOVA Chemicals, his or her residence, principal occupation(s) during the five preceding years and the period during which he or she has served as a director of NOVA Chemicals or its predecessors. The terms of office of all of the directors of NOVA Chemicals expire at the termination of the 2005 annual meeting, or until a successor is elected or appointed. Each of the directors has been nominated for election to serve as a director for a further one year period ending at the termination of the 2006 annual meeting.

Name and Residence	Period during which a director of NOVA Chemicals or its predecessor	Principal Occupation During the Preceding Five Years(1)
JERALD ALLEN BLUMBERG(2)(4)(6) Colorado, U.S.A.	Since February 15, 2000	Retired President and Chief Executive Officer, Ambar, Inc. (private oilfield services). Prior to December 2000, President and Chief Executive Officer, Ambar, Inc.
DR. FRANK PETER BOER(4)(5) Florida, U.S.A.	Since February 21, 1991	President and Chief Executive Officer, Tiger Scientific Inc. (science and technology, consulting and investments)
JACQUES BOUGIE, O.C.(3)(5) Québec, Canada	Since June 14, 2001	Retired President and Chief Executive Officer, Alcan Inc. (international aluminum company). Prior to June 2001, President and Chief Executive Officer, Alcan Inc.
JOANNE VANISH CREIGHTON(4)(5) Massachusetts, U.S.A.	Since June 14, 2001	President and Professor of English, Mount Holyoke College (higher education)
ROBERT EMMET DINEEN, JR.(2)(3) New York, U.S.A.	Since July 2, 1998	Partner, Shearman & Sterling LLP, Attorneys-at-Law
LOUIS YVES FORTIER, C.C., Q.C.(2)(5) Québec, Canada	Since July 2, 1998	Chairman and Senior Partner, Ogilvy Renault, Barristers and Solicitors
KERRY LLOYD HAWKINS(3)(4) Manitoba, Canada	Since July 2, 1998	President of Cargill Limited and Chief Executive Officer of Canadian Operations, Cargill Limited (grain handling, transportation and processing of agricultural products)
JEFFREY MARC LIPTON Pennsylvania, U.S.A.	Since April 18, 1996	President and Chief Executive Officer, NOVA Chemicals
ARNOLD MARTIN LUDWICK(3)(5) Québec, Canada	Since February 15, 2000	Retired Deputy Chairman, Claridge Inc. (investment holding company). Prior to December 2002, Deputy Chairman, Claridge Inc.

JAMES MALCOLM EDWARD NEWALL, O.C.(2) Alberta, Canada	Since August 13, 1991	Chairman of the Board, NOVA Chemicals
JAMES MARK STANFORD(2)(4) Alberta, Canada	Since December 3, 1999	President, Stanford Resource Management, Inc. (investment management).
Notes:
(1)	Information with respect to the principal occupations of each director is based on information furnished to NOVA Chemicals.
(2)	Member of the Corporate Governance Committee of the Board of Directors.
(3)	Member of the Audit, Finance and Risk Committee of the Board of Directors.
(4)	Member of the Human Resources Committee of the Board of Directors.
(5)	Member of the Public Policy and Responsible Care Committee of the Board of Directors.
(6)	Mr. Blumberg was formerly a director of Burlington Industries Inc., which declared bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in 2001.

EXECUTIVE OFFICERS

        The following table sets forth, in alphabetical order, the name of each executive officer of NOVA Chemicals, his residence, present positions within NOVA Chemicals and his principal occupations during the five preceding years.

Name and Residence	Present Principal Occupation	Principal Occupation During The Preceding Five Years(1)
JEFFREY MARC LIPTON Pennsylvania, U.S.A.	President and Chief Executive Officer	President and Chief Executive Officer, NOVA Chemicals
LAWRENCE ALLAN MACDONALD Pennsylvania, U.S.A.	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer, NOVA Chemicals; prior to October 2001, Senior Vice President, Manufacturing East, NOVA Chemicals
JACK STEPHEN MUSTOE Pennsylvania, U.S.A.	Senior Vice President, Legal, General Counsel and Corporate Secretary	Senior Vice President, Legal, General Counsel and Corporate Secretary, NOVA Chemicals; prior to April 2004, Senior Vice President, Legal and General Counsel, NOVA Chemicals
CHRISTOPHER DANIEL PAPPAS Pennsylvania, U.S.A.	Senior Vice President and President, Styrenics
Senior Vice President and President, Styrenics, NOVA Chemicals; prior to July 2000, President and Chief Executive Officer, Paints and Coatings.com; prior to March 2000, Commercial Vice President, DuPont-Dow Elastomers

ALBERT TERENCE POOLE Alberta, Canada	Executive Vice President, Corporate Strategy and Development	Executive Vice President, Corporate Strategy and Development, NOVA Chemicals; prior to May 2000, Executive Vice President, Finance and Strategy, NOVA Chemicals
DALE HOWARD SPIESS Pennsylvania, U.S.A.	Senior Vice President and President, Olefins/Polyolefins	Senior Vice President and President, Olefins/Polyolefins, NOVA Chemicals; prior to November 2001, Senior Vice President, Polyethylene Sales and Marketing, NOVA Chemicals
JOHN LAW WHEELER Pennsylvania, U.S.A.	Senior Vice President and Chief Information Officer	Senior Vice President and Chief Information Officer, NOVA Chemicals
Note:
(1) Information provided with respect to the past principal occupations of each executive officer is based on information furnished to NOVA Chemicals.

REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE

        The Audit, Finance and Risk Committee ("AFR Committee") is composed of Messrs. Hawkins (Chairman), Bougie, Dineen and Ludwick. The AFR Committee is governed by a mandate, a copy of which is attached as Annex 1 to this Annual Information Form and which can also be accessed at www.novachemicals.com. NOVA Chemicals has also adopted a Code of Ethics for the Chief Executive Officer and senior financial officers, including the Chief Financial Officer, which can be accessed at www.novachemicals.com. All of the AFR Committee members are "independent" as that term is defined by the Canadian securities administrators' Multilateral Instrument 52-110 — Audit Committees ("Multilateral Instrument 52-110"), the U.S. Securities and Exchange Commission (the "SEC") and the New York Stock Exchange listing standards. All members are considered to be "financially literate" for purposes of Multilateral Instrument 52-110, and Mr. Ludwick is considered an "audit committee financial expert" as defined by the SEC. No member of the AFR Committee serves on the audit committees of more than two other public companies.

        The AFR Committee assists the Board in fulfilling its oversight responsibilities relating to: the integrity of the Corporation's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the external auditor's qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements. In fulfilling its oversight responsibilities, the AFR Committee reviewed the audited financial statements with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The AFR Committee reviewed with Ernst & Young LLP, the independent auditors, their judgments as to the quality, not just the acceptability, of NOVA Chemicals' accounting principles and such other matters as are required to be discussed with the AFR Committee under generally accepted auditing standards, including the matters to be discussed by Statements of Auditing Standards No. 61. In addition, the AFR Committee has discussed with the independent auditors the auditors' independence from management and NOVA Chemicals including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 and concluded that Ernst & Young LLP is independent in accordance with this standard and the Canadian standards for auditor independence.

        The AFR Committee discussed with NOVA Chemicals' internal and independent auditors the overall scope and plans for their respective audits. The AFR Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of NOVA Chemicals' internal controls, and the overall quality of NOVA Chemicals' financial reporting.

        In reliance on the reviews and discussions referred to above, the AFR Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 40-F for the year ended December 31, 2004 for filing with the SEC.

BY THE AUDIT, FINANCE AND RISK COMMITTEE
K.L. Hawkins (Chairman) J. Bougie	R.E. Dineen A.M. Ludwick

        The above report of the AFR Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Information Form into any filing under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, except to the extent that NOVA Chemicals specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Fees Billed by Ernst & Young LLP

        The following fees were billed to NOVA Chemicals by Ernst & Young LLP and approved by the Board of Directors during the prior two years:

	2004	2003
Audit Fees	$2,928,383	$1,629,494
Audit-Related Fees	290,750	220,462
Tax Fees	2,331,567	2,022,112
All Other Fees	975	5,230

Total Fees	$5,551,675	$3,877,298

        Audit fees include fees for the audit of the consolidated financial statements of NOVA Chemicals, the external auditor's reporting on the effectiveness of internal controls over financial reporting, statutory audits of subsidiaries, review of quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters, review of prospectuses and French translation of the consolidated financial statements. Fee amounts are based on invoices relating to the 2004 year end audit that have been received and those expected to be billed.

        Audit-related fees include fees for services which are related to the audit of the consolidated financial statements. These services include the audit of financial statements for NOVA Chemicals' pension plans and non-statutory audits of subsidiaries and affiliates, and consultation on accounting and disclosure matters.

        Tax fees include fees for the preparation of income tax returns, value-added tax returns, and customs filings for NOVA Chemicals and its subsidiaries, preparation of income tax returns and provision of tax advice to expatriate employees, and advice on tax-related matters.

        All other fees consisted primarily of online data base services.

Additional Information Relating to the Audit, Finance and Risk Committee

        As noted above, the AFR Committee is composed of Messrs. Hawkins, Bougie, Dineen and Ludwick. Mr. Hawkins, Chairman of the AFR Committee, graduated from North Dakota State University with a degree in business economics. He is currently the President of Cargill Limited and Chief Executive Officer of its Canadian Operations. In his capacity at Cargill Limited, Mr. Hawkins has supervisory responsibility for the finance function. Mr. Bougie graduated from the University of Montreal with a law degree and with a degree in business administration. Mr. Bougie is the past President and Chief Executive Officer of Alcan Inc. In his capacity at Alcan, Inc., Mr. Bougie had supervisory responsibility for the finance function. Mr. Dineen graduated cum laude from Syracuse University with an L.L.B. and from Brown University with a B.A. He is a senior partner with the law firm of Shearman & Sterling and has extensive expertise in public finance transactions and specializes in U.S. and international private banking and financial transactions. Mr. Ludwick graduated from the University of Manitoba with a B.A., was a member of the Institute of Chartered Accountants of Manitoba from 1962-2000, and earned his M.B.A. from the Harvard University Graduate School of Business Administration. Mr. Ludwick is the retired President, Chief Executive Officer and Deputy Chairman of Claridge, Inc.

        The Board approves, on the recommendation of the AFR Committee, all fees paid to the external auditors. In addition, in accordance with applicable rules regarding audit committees, including Multilateral Instrument 52-110, the AFR Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the AFR Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2004, the AFR Committee has concluded that it does not.

        During the period from January 2001 to June 2004, associated entities of Ernst & Young LLP performed tax calculations and tax preparation services for certain of the Corporation's subsidiaries in Singapore and Beijing for fees aggregating approximately $58,000 over the period, $8,000 of which was incurred in 2004. Ernst & Young LLP disclosed that, in the course of providing these services, its affiliate in Beijing held tax related funds of the subsidiary and paid such funds to the applicable tax authorities in settlement of the relevant taxes. Having custody of the assets of an audit client is not permitted under the auditor independence rules. Ernst & Young LLP ceased providing these services to NOVA Chemicals in mid-2004.

        The AFR Committee and Ernst & Young LLP have considered the impact that the holding and paying of these funds may have had on Ernst & Young LLP's independence with respect to NOVA Chemicals, and each has concluded that there has been no impairment of Ernst & Young LLP's independence. In making this determination, the AFR Committee considered the administrative nature of the actions, that the subsidiaries involved were not material to the consolidated financial statements of NOVA Chemicals and that neither the amount of associated fees received by Ernst & Young LLP nor the amount of funds involved was significant. In addition, Ernst & Young LLP has informed NOVA Chemicals that none of its personnel involved in providing these tax services performed any audit or audit-related services for NOVA Chemicals.

INTERESTS OF EXPERTS

        The audited consolidated financial statements of NOVA Chemicals for the year ended December 31, 2004 filed with Canadian securities administrators were audited by Ernst & Young LLP, Chartered Accountants.

        The partners of Ernst & Young LLP, Chartered Accountants, the auditors of NOVA Chemicals, beneficially own, directly or indirectly, no securities of NOVA Chemicals.

ADDITIONAL INFORMATION

        Additional information relating to NOVA Chemicals is filed with Canadian securities administrators. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of NOVA Chemicals' securities and securities authorized for issuance under equity compensation plans, is contained in NOVA Chemicals' Management Proxy Circular with respect to the 2005 Annual and Special Meeting of Shareholders. Additional financial information is provided in the 2004 audited consolidated financial statements, together with the auditors' report thereon, and management's discussion and analysis included in NOVA Chemicals' 2004 Annual Report. All of this information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        Copies of Board and Committee mandates and other corporate governance documents are available at www.novachemicals.com. In addition, the Audit, Finance and Risk Committee Mandate is attached to this Annual Information Form as Annex 1.

ANNEX 1

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

Creation

Pursuant to Article Three of the General By-law of NOVA Chemicals Corporation (the "Corporation"), a committee of the directors to be known as the "Audit, Finance and Risk Committee" (the "Committee") is established.
Purpose

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the external auditor's qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
Committee Membership
Composition of the Committee	a)	The Committee must be composed of a minimum of four directors, none of whom may be an officer of the Corporation;
Appointment and Term of Members	b)
The members of the Committee must be appointed or reappointed at the organizational meeting of the Board immediately following each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than four directors as a result of the vacancy;
Financial Literacy	c)
Each member of the Committee must be financially literate, as the Board interprets such qualification in its business judgment, or must become financially literate within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall have accounting or related financial management expertise as the Board interprets such qualification in its business judgment;
Independence	d)
Each member of the Committee shall be "independent" as defined in the applicable existing listing standards, provided that the Board may appoint one non-independent member to the Committee, if the Board determines, in its business judgment, that it is in the best interests of the Corporation and its shareholders to appoint such non-independent member;
Appointment of Chairman and Secretary	e)
The Board or, if it does not do so, the members of the Committee, must appoint one of their members as a Chairman. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director;

Use of Outside Experts	f)
Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Chairman shall, at the request of the Committee, engage the necessary experts at the Corporation's expense. The Board must be kept apprised of both the selection of the experts and the experts' findings through the Committee's regular reports to the Board;
Meetings
Time, Place and Procedure of Meetings	a)	The time, place and procedure of Committee meetings shall be determined by Committee members, provided that:
Quorum		i)	a quorum for meetings must be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;
Quarterly Meetings		ii)	the Committee must meet at least quarterly;
Notice of Meetings		iii)
notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee, the internal auditors and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;
Waiver of Notice		iv)
a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;
Attendance of External Auditors		v)	the external auditors are entitled to attend each meeting at the Corporation's expense;
Calling a Meeting		vi)
a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee, the external auditors or internal auditors;
Committee Determines Attendees		vii)
notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation's outside counsel or external auditor to be present or not present at any part of the Committee meeting; and
Reports to the Board	b)	The Committee shall make regular reports to the Board.
Duties and Responsibilities of the Committee
1.	Financial Statements and Disclosure
Annual Report and Disclosures*	a)
Review and discuss with management, the external auditor and recommend for approval by the Board, the Corporation's annual report, annual information form (including the audited annual financial statements and disclosures made in management's discussion and analysis), Management Information Circular (including the report of the Committee), any reports on adequacy of internal controls, all financial statements in prospectuses or other offering documents, and any financial statements required by regulatory authorities;

	Prospectuses*	b)
Review and discuss with management and the external auditor, and recommend for approval by the Board, any prospectuses, but excluding any prospectus supplements issued under a shelf prospectus of the Corporation, and any pricing supplements issued under a medium term note prospectus supplement of the Corporation;
	Quarterly Interim Reports and Disclosures	c)
Review and discuss with management and the external auditor the Corporation's interim reports, including the quarterly financial statements and press releases on quarterly and year end financial results, prior to public release;
	Accounting Policies and Estimates	d)
Review and approve all accounting policies that would have a significant effect on the Corporation's financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:
			i)	any areas of management judgment and estimates that may have a critical effect on the financial statements;
			ii)	the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP;
			iii)	the appropriateness, acceptability, and quality of the Corporation's accounting policies; and
			iv)	any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences;
	Financial Information and Earnings Guidance	e)
Discuss with management the use of "pro forma" or "adjusted non-GAAP information" in the Corporation's press releases, as well as approval in principle of the process to provide financial information and earnings guidance to analysts and rating agencies;
	Regulatory and Accounting Initiatives	f)	Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation's financial statements;
	Litigation	g)
Discuss with the Corporation's General Counsel any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements;
	Financing Plans	h)	Review the financing plans and objectives of the Corporation, as received from and discussed with management;
2.	Risk Management and Internal Control
	Risk Management Policies*	a)	Review and recommend for approval by the Board changes considered advisable, after consultation with officers of the Corporation, to the Corporation's policies relating to:
			i)	the risks inherent in the Corporation's businesses, facilities and strategic direction;
			ii)	the overall risk management strategies (including insurance coverage);
			iii)	the risk retention philosophy and the resulting uninsured exposure of the Corporation; and

			iv)	the loss prevention policies, risk management and hedging programs, and standards and accountabilities of the Corporation in the context of competitive and operational considerations;
	Adequacy of Internal Controls	b)
Review at least quarterly, the results of management's evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management's evaluation will include a review of:
i)
policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect financial statement misstatements due to fraud and error; and
ii)
internal control recommendations of the internal and external auditors, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls;
	Risk Management Processes	c)	Review with management at least annually the Corporation's processes to identify, monitor, evaluate, and address important enterprise-wide business risks;
	Financial Risk Management	d)	Review with management activity related to management of financial risks to the Corporation;
3.	External Auditors
	Appointment and Remuneration of	a)	Review and recommend to the Board in accordance with the ultimate authority and responsibility of the Committee and the Board,
	External Auditors*		i)	the selection, evaluation, reappointment or, where appropriate, replacement of external auditors;
			ii)	the nomination and remuneration (including non-audit fees) of external auditors to be appointed at each Annual Meeting of Shareholders;
		b)	Resolve any disagreements between management and the external auditor regarding financial reporting;
		c)	The external auditors shall report directly to the Committee;
	Independence of External Auditors	d)	Review a formal written statement requested at least annually from the external auditor describing:
			i)	the firm's internal quality control procedures;
ii)
any material issues raised by the most recent internal quality control review, peer review of the firm or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;
			iii)	any steps taken to deal with any such issues; and
			iv)	all relationships between the external auditors and the Corporation;

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm's quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board;
	Rotation of Senior Audit Partner	e)	Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law;
	Remuneration of External Auditors	f)
Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation which are to be provided by the external auditor for non-audit services which are approved by the Committee prior to completion of the audit;

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Committee at its next scheduled meeting;
	Restrictions on Hiring Employees of External Auditor	g)
Ensure the establishment of policies relating to the Corporation's hiring of employees or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law;
	Meeting with Auditors and Management	h)
The Committee should meet with the external and internal auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with management to discuss any issues raised by the auditors;
4.	Internal Audit
	Mandate and Appointment of Internal Audit	a)	i)	review and approve the mandate of the internal audit function including internal audit's purpose, authority, and responsibility,
			ii)	approve whether the internal audit activity should be outsourced and if outsourced approve the supplier, and
			iii)	review the appointment and replacement of the senior internal audit executive, if there is no outsourced provider;
	Internal Audit Plans	b)
Review and approve the annual Internal Audit Plan and objectives, the degree of coordination with the external auditor, and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal controls, fraud, and other illegal acts;
	Internal Audit Responsibilities	c)	Discuss with management and the external auditor the internal audit department's responsibilities, budget, and staffing and any recommended changes in the scope of internal audit;
	Audit Findings and Recommendations	d)	Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls;

5.	Pension and Savings Plans
	Statements of Pension Investment Policy and Procedures	a)	Review and approve the Corporation's Statement of Investment Principles and Beliefs, and the Statements of Investment Procedures;
	Pension Funding	b)	Approve funding decisions for the retirement plans in accordance with actuarial reports and legal requirements in the applicable jurisdictions;
	Amendments to Plans for Changes in Benefit Levels	c)	Review and approve amendments to savings and retirement plans for changes in benefits provided under the plans, other than administrative or legislative changes;
	Appointment of Auditors, Actuaries, and Investment Managers	d)
Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension and Savings Plan Committees regarding appointment of investment managers and actuaries of the savings plans and retirement plans, as appropriate;
	Savings and Retirement Plan Financial Statements	e)
Receive confirmation from management that the annual financial statements of the savings plans, retirement plans, and related trust funds, have been prepared and filed as required by applicable regulations;
	Pension and Savings Plans Committees Reports*	f)	Review and recommend for approval by the Board, the annual Pension Committee Reports on the operation and administration of savings and retirement plans and trust funds;
	Mandates of the Pension and Savings Plan Committees and Appointment of Members	g)
Review and approve the mandates of the Pension and Savings Plans Committees (to be approved jointly with the Human Resources Committee of the Board), any amendments thereto, and the appointment or re-appointment of pension and savings plan committee members as provided in the mandates;
	Delegation to the Pension and Savings Plan Committees	h)	Approve the delegation of certain responsibilities to members of the Pension and Savings Plans Committees;
	Actuarial Reports and Funding Assumptions	i)	Review the actuarial reports on retirement plans as required by applicable regulations, any special actuarial reports, and the funding assumptions to be used in preparing the reports;
	Accounting Assumptions	j)	Review and approve, at least annually, the accounting assumptions used for disclosure of liabilities for retirement plans and post-retirement liabilities;
6.	General Duties
	Business Conduct Policy Compliance	a)
Obtain reports at least annually from the Chief Compliance Officer on the Corporation's and its subsidiary/foreign affiliated entities' conformity with applicable legal and ethical compliance programs (e.g., the Corporation's Business Conduct Policy);
	Code of Ethics	b)
Ensure that the Corporation has adopted a code of ethics for senior financial officers and review at least annually a report from the CEO and CFO of their assessment of the ethical culture and control environment in the finance function;

Compliance Reporting Process	c)
Ensure that a process and procedure has been established by the Corporation for receipt, retention and treatment of complaints regarding non-compliance with the Corporation's Business Conduct Policy, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees;
Regulatory Matters	d)
Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's compliance policies;
Mandate Review*	e)
Review and recommend for approval changes considered advisable based on the Committee's assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board in accordance with the procedure set out in the Corporate Governance Committee mandate;
Annual Performance Evaluation	f)	The Committee will conduct an annual evaluation of its performance as a committee and report the results to the Board.

* Board approval required

QuickLinks

TABLE OF CONTENTS
TRADEMARKS
FORWARD-LOOKING INFORMATION
THE CORPORATION
HISTORICAL DEVELOPMENT
Developments Since January 1, 2002
ANTICIPATED DEVELOPMENTS IN 2005
SUBSIDIARIES OF NOVA CHEMICALS
BUSINESS
General
Properties and Production Facilities
Product Flow Chart
Facility Profile
Olefins/Polyolefins
Styrenics
DISTRIBUTION OF PRODUCTS
Geographic Distribution of Revenue by Segment
LOGISTICS
COMPETITION
CYCLICALITY
PATENTS, LICENSES AND TRADEMARKS
TECHNOLOGY
Olefins/Polyolefins
Styrenics
RESEARCH AND DEVELOPMENT
Olefins/Polyolefins
Styrenics
GOVERNMENT REGULATION AND ENVIRONMENTAL PROTECTION
EMPLOYEE AND LABOUR RELATIONS
FOREIGN OPERATIONS
LEGAL PROCEEDINGS
RISK FACTORS
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
Common Shares
First Preferred Shares
Second Preferred Shares
RATINGS
MARKET FOR SECURITIES
COMMON SHARES
Transfer Agents and Registrars
PREFERRED SECURITIES
DEBT SECURITIES
DIRECTORS AND OFFICERS
DIRECTORS
EXECUTIVE OFFICERS
REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE
Fees Billed by Ernst & Young LLP
Additional Information Relating to the Audit, Finance and Risk Committee
INTERESTS OF EXPERTS
ADDITIONAL INFORMATION
ANNEX 1 AUDIT, FINANCE AND RISK COMMITTEE MANDATE