Form 40-F
period 2005-12-31
NOVA CHEMICALS CORP /NEW
filed 2006-03-01
CIK 922960

United States
Securities and Exchange Commission

Washington, D.C.  20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 1-13064

NOVA Chemicals Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

None

(Primary Standard Industrial Classification Code Number (if applicable))

None

(I.R.S. Employer Identification Number (if applicable))

1000 - 7th Avenue S.W., Calgary, Alberta, Canada  T2P 5L5 (403) 750-3600

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2005: 82,364,899 Common Shares were outstanding.

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

B.            Exhibits

Attached hereto are:

99.1	Annual Information Form
99.2	Audited consolidated financial statements and related schedules
99.3	Management’s Discussion and Analysis
99.4	Consent of Ernst & Young LLP
99.5	CEO and CFO Certificates
99.6	Certification of principal executive officer pursuant to 18 U.S.C. § 1350
99.7	Certification of principal financial officer pursuant to 18 U.S.C. § 1350

CONTROLS AND PROCEDURES

Scope of Management’s Report on Internal Control Over Financial Reporting.  Our audited consolidated financial statements include the accounts of NOVA Innovene, our 50:50 joint venture with INEOS, via proportionate consolidation in accordance with Canadian GAAP.  Our management has been unable to assess the effectiveness of internal control within NOVA Innovene due to the fact that NOVA Chemicals does not have the ability to dictate or modify the controls of NOVA Innovene and does not have the ability, in practice, to assess those controls.  Our management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls of NOVA Innovene.

Management’s Annual Report on Internal Control Over Financial Reporting.  The report of management on our internal control over financial reporting is located under the heading “Management’s Annual Report on Internal Control Over Financial Reporting” in our audited consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm.  The attestation report on management’s assessment of our internal control over financial reporting is located under the heading “Independent Auditors’ Report on Internal Controls” in the audited consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

Evaluation of Disclosure Controls and Procedures.  Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2005, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Controls.  There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report on From 40-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The information required by Item 8 of General Instruction B is located under the heading “Committees of the Board” in the Management Proxy Circular dated February 15, 2006, which is filed as an exhibit to our Report on Form 6-K dated March 1, 2006 and is incorporated by reference herein.

CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  You can view our Code of Ethics for CEO and Senior Financial Officers on the Corporate Governance page on our website at http://www.novachemicals.com/governance.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 10 of General Instruction B is located under the heading “Fees Billed by Ernst & Young LLP” in the Management Proxy Circular dated February 15, 2006, which is filed as an exhibit to our Report on Form 6-K dated March 1, 2006 and is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information required by Item 11 of General Instruction B is located under the heading “Off-Balance Sheet Arrangements-Accounts Receivable Securitization” in Management’s Discussion and Analysis, which is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The information required by Item 12 of General Instruction B is located under the heading “Contractual Cash Obligations as of December 31, 2005” in Management’s Discussion and Analysis, which is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

AUDIT COMMITTEE

The information required by Item 14 of General Instruction B is located under the heading “Committees of the Board” in the Management Proxy Circular dated February 15, 2006, which is filed as an exhibit to our Report on Form 6-K dated March 1, 2006 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	NOVA Chemicals Corporation

By (Signature)	/s/ Jack S. Mustoe

Name and Title	Jack S. Mustoe, Senior Vice-President, Legal, General Counsel and Corporate Secretary

Date	March 1, 2006