Form 40-F
period 2006-12-31
NOVA CHEMICALS CORP /NEW
filed 2007-03-01
CIK 922960

QuickLinks -- Click here to rapidly navigate through this document

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006	Commission File Number 1-13064

NOVA Chemicals Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

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

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        As of December 31, 2006: 82,561,272 Common Shares were outstanding.

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

B.    Exhibits

Attached hereto are:

99.1	Annual Information Form
99.2	Audited consolidated financial statements and related schedules
99.3	Management's Discussion & Analysis
99.4	Consent of Ernst & Young LLP
99.5	CEO and CFO Certifications
99.6	Certification of principal executive officer pursuant to 18 U.S.C. § 1350
99.7	Certification of principal financial officer pursuant to 18 U.S.C. § 1350

CONTROLS AND PROCEDURES

        Scope of Management's Report on Internal Control Over Financial Reporting.    Our audited consolidated financial statements include the accounts of NOVA Innovene, our 50:50 joint venture with INEOS, via proportionate consolidation in accordance with Canadian GAAP. Our management has been unable to assess the effectiveness of internal control within NOVA Innovene due to the fact that NOVA Chemicals does not have the ability to dictate or modify the controls of NOVA Innovene and does not have the ability, in practice, to assess those controls. Our management's conclusion regarding the effectiveness of internal controls does not extend to the internal controls of NOVA Innovene.

        Management's Annual Report on Internal Control Over Financial Reporting.    The report of management on our internal control over financial reporting is located under the heading "Management's Annual Report on Internal Control Over Financial Reporting" in our audited consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

        Attestation Report of the Registered Public Accounting Firm.    The attestation report on management's assessment of our internal control over financial reporting is located under the heading "Independent Auditor's Report on Internal Controls" in our audited consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

        Evaluation of Disclosure Controls and Procedures.    Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2006, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

        In response to a comment letter from the Securities and Exchange Commission related to our annual report on Form 40-F for the year ended December 31, 2005, we increased the number of our reportable segments in the current period from three business segments plus corporate to seven business segments plus corporate and restated the segmented disclosures of prior periods to be consistent with the number of segments in the current year. Management, including our principal executive officer and principal financial officer, has re-evaluated our disclosure controls and procedures at December 31, 2005 to determine whether the restatement changes their prior conclusion. Management has determined that it does not change their prior conclusion that, as at December 31, 2005, our disclosure controls and procedures were effective. The restatement represents a change in judgment under current practice as to the application of Statement of Financial Accounting Standards No. 131. Management believes that it had a reasonable basis for its original segment presentation. The restatement only affected segmented disclosures and there is no effect on the financial position, results of operations, or cash flows of the prior periods.

        Changes in Internal Controls.    There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management has determined that no change in internal control over financial reporting is necessary due to the change in the number of reportable segments described above.

AUDIT COMMITTEE FINANCIAL EXPERT

        The information required by Item 8 of General Instruction B is located under the heading "Committees of the Board" in the Management Proxy Circular dated February 8, 2007, which is filed as an exhibit to our Report on Form 6-K dated March 1, 2007 and is incorporated by reference herein.

CODE OF ETHICS

        We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. You can view our Code of Ethics for CEO and Senior Financial Officers on the Corporate Governance page on our website at http://www.novachemicals.com/governance.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The information required by Item 10 of General Instruction B is located under the headings "Fees Billed by Ernst & Young LLP" and "Additional Information Relating to the Audit, Finance and Risk Committee" in the Management Proxy Circular dated February 8, 2007, which is filed as an exhibit to our Report on Form 6-K dated March 1, 2007 and is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

        The information required by Item 11 of General Instruction B is located under the heading "Off-Balance Sheet Accounts Receivable Securitization Programs" in Management's Discussion & Analysis, which is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

        The information required by Item 12 of General Instruction B is located under the heading "Contractual Cash Obligations" in Management's Discussion & Analysis, which is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

AUDIT COMMITTEE

        The information required by Item 14 of General Instruction B is located under the heading "Committees of the Board" in the Management Proxy Circular dated February 8, 2007, which is filed as an exhibit to our Report on Form 6-K dated March 1, 2007 and is incorporated by reference herein.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	NOVA Chemicals Corporation
By (Signature)	/s/ JACK S. MUSTOE
Name and Title	Jack S. Mustoe, Senior Vice-President, Chief Legal Officer and Corporate Secretary
Date	March 1, 2007

QuickLinks

UNDERTAKING AND EXHIBITS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
AUDIT COMMITTEE
SIGNATURES