Form 40-F
period 2007-12-31
NOVA CHEMICALS CORP /NEW
filed 2008-03-10
CIK 922960

QuickLinks -- Click here to rapidly navigate through this document

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

(Check one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007	Commission File Number 1-13064

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares of no par value	Name of each exchange on which registered New York Stock Exchange

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

As of December 31, 2007: 83,054,528 Common Shares were outstanding.

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

CONTROLS AND PROCEDURES

        Scope of Management's Report on Internal Control Over Financial Reporting.    Our audited consolidated financial statements include the accounts of INEOS NOVA, our 50:50 joint venture with INEOS, via proportionate consolidation in accordance with Canadian GAAP. Our management has been unable to evaluate the effectiveness of internal controls within INEOS NOVA due to the fact that NOVA Chemicals does not have the right or authority to evaluate the internal controls and does not have the access necessary, in practice, to evaluate those controls. Our management's conclusion regarding the effectiveness of internal controls does not extend to the internal controls of INEOS NOVA.

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

        Attestation Report of the Registered Public Accounting Firm.    The attestation report on management's assessment of our internal control over financial reporting is located under the heading "Independent Auditors' Report on Internal Controls" in our audited consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

        Evaluation of Disclosure Controls and Procedures.    Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2007, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

        Changes in Internal Control Over Financial Reporting.    There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        The information required by Item 8 of General Instruction B is located under the heading "Committees of the Board" in the Management Proxy Circular dated February 11, 2008, which is filed as an exhibit to our Report on Form 6-K dated March 10, 2008 and is incorporated by reference herein.

CODE OF ETHICS

        We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. You can view our Code of Ethics for CEO and Senior Financial Officers on the Corporate Governance page on our website at http://www.novachemicals.com/governance.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The information required by Item 10 of General Instruction B is located under the headings "Fees Billed by Ernst & Young LLP" and "Additional Information Relating to the Audit, Finance and Risk Committee" in the Management Proxy Circular dated February 11, 2008, which is filed as an exhibit to our Report on Form 6-K dated March 10, 2008 and is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

        The information required by Item 11 of General Instruction B is located under the heading "NOVA Chemicals' Off-Balance Sheet Accounts Receivable Securitization Programs" in Management's Discussion & Analysis, which is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

        The information required by Item 12 of General Instruction B is located under the heading "Contractual Cash Obligations" in Management's Discussion & Analysis, which is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

AUDIT COMMITTEE

        The information required by Item 14 of General Instruction B is located under the heading "Committees of the Board" in the Management Proxy Circular dated February 11, 2008, which is filed as an exhibit to our Report on Form 6-K dated March 10, 2008 and is incorporated by reference herein.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: NOVA Chemicals Corporation
By:	/s/ JACK S. MUSTOE
	Name:	Jack S. Mustoe
	Title:	Senior Vice-President, Chief Legal Officer and Corporate Secretary
	Date:	March 10, 2008

QuickLinks

UNDERTAKING AND EXHIBITS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
AUDIT COMMITTEE
SIGNATURES