Form 40-F
NOVA CHEMICALS CORP /NEW
filed 2009-03-18
CIK 922960

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number 1-13064

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

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements and related schedules

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2008: 83,160,889 Common Shares were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

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

B. Exhibits

Attached hereto are:

99.1	Annual Information Form

99.2	Audited consolidated financial statements and related schedules

99.3	Management’s Discussion & Analysis

99.4	Consent of Ernst & Young LLP

99.5	CEO and CFO Certifications

99.6	Certification of principal executive officer pursuant to 18 U.S.C. § 1350

99.7	Certification of principal financial officer pursuant to 18 U.S.C. § 1350

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

Attestation Report of the Registered Public Accounting Firm. The attestation report on internal control over financial reporting is located under the heading “Independent Auditors’ Report on Internal Controls” in our audited consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

Evaluation of Disclosure Controls and Procedures. Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2008, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The information required by Item 8 of General Instruction B is located under the heading “Description of Board Committees” in Annex I to the Management Proxy Circular dated March 13, 2009, which is filed as an exhibit to our Report on Form 6-K dated March 17, 2009 and is incorporated by reference herein.

CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. You can view our Code of Ethics for CEO and Senior Financial Officers on the Governance page on our website at http://www.novachemicals.com/governance.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 10 of General Instruction B is located under the heading “Fees Billed by Ernst & Young LLP” in the Management Proxy Circular dated March 13, 2009 and “Additional Information Relating to the Audit, Finance and Risk Committee” in Annex I to the Management Proxy Circular dated March 13, 2009. The Management Proxy Circular dated March 13, 2009 is filed as an exhibit to our Report on Form 6-K dated March 17, 2009 and is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information required by Item 11 of General Instruction B is located under the heading “NOVA Chemicals’ Off-Balance Sheet Accounts Receivable Securitization Programs” in Management’s Discussion & Analysis, which is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The information required by Item 12 of General Instruction B is located under the heading “Contractual Cash Obligations” in Management’s Discussion & Analysis, which is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

AUDIT COMMITTEE

The information required by Item 14 of General Instruction B is located under the heading “Description of Board Committees” in the Management Proxy Circular dated March 13, 2009, which is filed as an exhibit to our Report on Form 6-K dated March 17, 2009 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	NOVA Chemicals Corporation

By	/S/ JACK S. MUSTOE
Name and Title	Jack S. Mustoe, Senior Vice-President, Chief Legal Officer and Corporate Secretary
Date	March 17, 2009

6