Form 20-F
period 2009-12-31
NOVA CHEMICALS CORP /NEW
filed 2010-03-15
CIK 922960

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 1-3064

NOVA Chemicals Corporation
(Exact name of Registrant as specified in its charter)

New Brunswick, Canada
(Jurisdiction of incorporation or organization)

1000 7th Avenue S.W.
Calgary, Alberta
Canada, T2P 5L5
(Address of principal executive offices)

Contact Person: Todd D. Karran
Senior Vice President, Chief Financial Officer and Treasurer
1000 7th Avenue S.W.
Calgary, Alberta
Canada, T2P 5L5
403-750-3600
karrantd@novachem.com
(name, telephone, e-mail and/or facsimile number and address of company contact person)

          Securities registered or to be registered pursuant to Section 12(b) of the Act. None

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          As of December 31, 2009, there were 141,494,222 shares of the registrant's common stock outstanding.

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☒ Yes    ☐ No

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes    ☒ No

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

          Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

          U.S. GAAP ☐        International Financial Reporting Standards as issued by        Other ☒—Canadian GAAP
the International Accounting Standards Board ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

          ☒ Item 17            ☐ Item 18

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

          ☐ Yes    ☒ No

EXPLANATORY NOTES

The Corporation

        We are a global company continued under the laws of the province of New Brunswick, Canada, with our head office located at 1000-7th Avenue S.W., Calgary, Alberta, Canada T2P 5L5, and our United States commercial center located at 1555 Coraopolis Heights Road, Moon Township, PA 15108. Our telephone number is (403) 750-3600. We maintain a website at www.novachemicals.com. The information on our website is not a part of this Form 20-F.

        Unless otherwise indicated or required by the context, as used in this Form 20-F, the terms "NOVA Chemicals," the "Corporation," "we," "our" and "us" refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated under Canadian generally accepted accounting principles.

Presentation of Financial Information

        The consolidated financial statements contained in this Form 20-F are reported in U.S. dollars but have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Canadian GAAP differs in certain material respects from U.S. GAAP. Note 23 to our Annual Audited Consolidated Financial Statements contained in this Form 20-F summarizes the effect on our consolidated financial statements of the principal differences between GAAP in Canada and in the United States.

Market and Industry Data

        We obtained the market and competitive position data used throughout this annual report from our own research, surveys or studies conducted by third parties and industry or general publications, including data from Chemical Market Associates, Inc., Nexant Chem Systems, the American Chemistry Council, IHS Global Insight and other petrochemical industry consultants. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable. We have not independently verified such data. Similarly, our internal research has not been verified by any independent sources.

        Unless otherwise indicated, when we present relative market rankings in this annual report, we include each producer's capacity, including any known capacity it has through ownership of joint venture interests.

TRADEMARKS

Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

ARCEL®, DYLARK®, DYLITE® and NOVACAT® are registered trademarks of NOVA Chemicals Inc.

EPS Silver® is a registered trademark of NOVA Chemicals (International) S.A. in the European Community and a trademark of NOVA Chemicals Inc. in North America.

SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

NAS®, STYROSUN® and ZYLAR® are registered trademarks of INEOS NOVA.

Responsible Care® or variations thereof are registered service marks of the Chemistry Industry Association of Canada in Canada and the American Chemistry Council, Inc. in the United States.

 DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

        This Form 20-F contains forward-looking information with respect to us within the meaning of U.S. federal securities laws. By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may vary from the forward-looking information.

        Forward-looking information for the time periods beyond 2010 involves longer-term assumptions and estimates than forward-looking information for 2010 and is consequently subject to greater uncertainty. We caution readers of this Form 20-F not to place undue reliance on our forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

        The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "should," "would," and "could" often identify forward-looking information. Specific forward-looking information contained in this Form 20-F includes, among others, statements regarding: the possibility of a joint control arrangement between IPIC and OMV; our financing plans and beliefs about our liquidity, our credit facilities and other sources of liquidity; our low-cost ethylene position; our plans to restructure our Performance Styrenics business; our beliefs about our competitive advantages and our ability to compete successfully; our beliefs about expected funding for our pension plans; general economic conditions; our beliefs about and expectations for our Olefins/Polyolefins business unit, including our beliefs about our cost advantaged feedstock, our beliefs about ethane supply in Alberta in 2010 and beyond, our expectations for feedstock supply via the Union Pipeline Project, our expectations for our modernization and expansion project at our Mooretown, Ontario plant, and our beliefs about the supply/demand balance for ethylene and polyethylene; our beliefs and expectations concerning the global styrenics industry and our joint venture with INEOS, including our belief that efficiency enhancing actions taken by INEOS NOVA and others in the industry and lower feedstock costs could lead to higher operating rates and improved industry profitability; and our beliefs and expectations regarding our Performance Styrenics business unit and our restructuring of this business, including our beliefs about our styrenic polymers and ventures and the advantages they can provide for our customers.

        With respect to forward-looking information contained in this Form 20-F, we have made material assumptions regarding, among other things: future oil, natural gas, natural gas liquids and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; and our ability to obtain financing on acceptable terms. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

        Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking information include: a deterioration in our cash balances or liquidity; our ability to access capital markets, which could impact our ability to react to changing economic and business conditions; the ongoing world financial crisis and economic downturn; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; our ability to implement our business strategy; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; uncertainties associated with the North American, South American, European and Asian economies; terrorist attacks; severe weather and other risks detailed from time to time in our publicly filed disclosure documents and securities commission reports. The information contained in this Form 20-F, including the information provided under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance.

        The forward-looking information in this Form 20-F is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this Form 20-F, and except as required by applicable law, we undertake no obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

    Not Applicable

Item 2.    Offer Statistics and Expected Timetable

    Not Applicable

Item 3.    Key Information

3.A. SELECTED FINANCIAL INFORMATION

        The selected historical consolidated financial information set forth below has been derived from our audited consolidated financial statements for each of the years in the five-year period ended December 31, 2009, which statements have been audited by Ernst & Young LLP, Chartered Accountants.

        Certain amounts in the selected historical consolidated financial information presented below have been restated from that which has been included elsewhere in this Form 20-F due to adoption of new accounting standards or to conform with the presentation of our financial information for the year ended December 31, 2009. In the opinion of management, all adjustments considered necessary for a fair presentation of our results and financial position have been included in those results and financial position.

        The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our Annual Audited Consolidated Financial Statements, the notes related to those financial statements and the section entitled "Item 5—Operating and Financial Review and Prospects."

        For a description of our election to use push down accounting and predecessor/successor presentation, see "Item 5—Operating and Financial Review and Prospects—IPIC Transaction."

	Year Ended December 31,
					Jan. 1- July 5, 2009	July 6- Dec. 31, 2009
	2005(a)	2006(a)	2007(a)	2008(a)
	Predecessor					Successor
	(U.S. dollars in millions)
Consolidated Statement of Income (Loss) Data:
Revenue	$5,616	$6,519	$6,732	$7,366	$1,871	$2,179
Feedstock and operating costs	4,937	5,675	5,597	6,852	1,683	1,712
Depreciation and amortization	290	293	237	261	130	131
Selling, general and administrative	199	202	207	225	171	99
Research and development	50	51	50	52	20	20
Foreign exchange (gains) losses	—	—	—	(117)	39	105
Restructuring charges(b)	168	985	86	37	42	23

Total operating expenses	5,644	7,206	6,177	7,310	2,085	2,090

Operating income (loss)	(28)	(687)	555	56	(214)	89

Interest expense, net	(113)	(168)	(175)	(156)	(94)	(85)
Other gains (losses)(c)	8	1	20	(2)	6	1

	(105)	(167)	(155)	(158)	(88)	(84)

Income tax (expense) recovery	8	146	(52)	62	63	(7)

Net income (loss)	$(125)	$(708)	$348	$(40)	$(239)	$(2)

Selected Financial Data:
Revenue
Olefins/Polyolefins	$3,586	$4,281	$4,533	$5,301	$1,258	$1,482
Performance Styrenics	363	385	412	433	105	156
INEOS NOVA/STYRENIX	1,937	2,186	2,092	1,942	552	635
Intersegment eliminations	(270)	(333)	(305)	(310)	(44)	(94)

Total revenue	$5,616	$6,519	$6,732	$7,366	$1,871	$2,179

Operating income (loss)
Olefins/Polyolefins	$474	$637	$792	$371	$43	$223
Performance Styrenics	(5)	(29)	(30)	(69)	(27)	(2)
INEOS NOVA/STYRENIX	(211)	(149)	(5)	(103)	6	(2)
Corporate	(286)	(1,146)	(202)	(143)	(236)	(130)

Total operating income (loss)	$(28)	$(687)	$555	$56	$(214)	$89

Other Consolidated Financial Data:
Capital expenditures	$419	$198	$156	$166	$41	$60
Cash (used in) from operations	338	350	329	272	(257)	(20)
Ratio of earnings to fixed charges(d)	N/A	N/A	3.0	N/A	N/A	1.0
U.S. GAAP Financial Data:
Revenue	$5,616	$6,519	$6,732	$7,366	$1,871	$2,179
Net income (loss)	(141)	(703)	363	(24)	(240)	(2)

	December 31,
	2005(a)	2006(a)	2007(a)	2008(a)	2009
	Predecessor				Successor
	(U.S. dollars in millions)
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$166	$53	$118	$74	$267
Working capital(e)	207	179	327	54	330
Plant, property and equipment (net)	3,626	2,719	3,047	2,808	3,570
Total assets	5,147	4,063	4,816	4,007	5,533
Total debt(f)	1,974	1,780	1,797	1,652	1,825
Shareholders' equity	1,191	521	1,072	895	1,793
U.S. GAAP Financial Data:
Total assets	5,172	4,086	4,850	4,006	5,533
Total debt(g)	1,977	1,782	1,796	1,652	1,825
Shareholders' equity	1,202	466	987	746	1,800

Notes:

(a)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

(b)
Restructuring charges include:

	Year Ended December 31,
					Jan. 1- July 5, 2009	July 6- Dec. 31, 2009
	2005	2006	2007	2008
	Predecessor					Successor
	(U.S. dollars in millions)
Asset write-downs	$161	$908	$61	$17	$17	$—
Severance costs	7	76	13	11	13	22
Other	—	1	12	9	12	1

	$168	$985	$86	$37	$42	$23

  In 2005, restructuring charges consisted of a $76 million write-down of the Berre, France and Carrington, U.K. expandable polystyrene plants and $7 million related to our share of severance costs incurred by NOVA Innovene (now the European branch of the INEOS NOVA joint venture) associated with these closures, a $76 million write-down of the Chesapeake, VA plant resulting from our decision to permanently close the plant and $9 million associated with the write-off of certain other nonproductive assets. In 2006, restructuring charges consisted of a $860 million impairment charge related to our former STYRENIX business unit assets, $56 million related to NOVA Innovene permanently closing its Carrington, U.K. polystyrene facility and includes $8 million related to expected severance and other departure costs, a $53 million charge for severance, pension and other employee-related costs as a result of restructuring the North American operations to better align resources and reduce costs, a $15 million charge related to the accrual of expected severance costs for the Chesapeake, VA plant which was closed in 2006, and $1 million related to additional actions taken by NOVA Innovene. In 2007, restructuring charges consisted of $7 million associated with the elimination of approximately 90 positions in the U.S. and Europe, $29 million representing INEOS NOVA's announcement to permanently shut down Sterling Chemicals' Texas City Plant, $3 million of closure and severance costs related to INEOS NOVA's announcement to shut-down the Montreal, Quebec polystyrene site, a $32 million impairment charge related to INEOS NOVA's decision to cease polystyrene production at the Belpre, Ohio polystyrene plant and another $3 million related to our share of associated severance costs and $12 million related to additional actions taken to reduce costs by INEOS NOVA and us. In 2008, restructuring charges consisted of $32 million related to impairment charges for certain joint venture and equity investments, costs incurred for discontinued capital projects and other restructuring costs related to actions taken to reduce costs, and $5 million for INEOS NOVA severance costs related to reductions at the Bayport facility. In the period January 1 to July 5, 2009, restructuring charges consisted of $31 million related to our decision to exit the DYLARK® engineering resin business, $10 million of severance and other employee related costs related to Performance Styrenics restructuring and $1 million related to INEOS NOVA pension plan settlement charges. In the period July 6 to December 31, 2009, restructuring charges consisted of $22 million related to severance and other employee related costs due to restructuring activities across the Corporation and $1 million related to our decision to exit the DYLARK engineering resin business.

(c)
Other gains (losses) include:

	Year Ended December 31,
					Jan. 1- July 5, 2009	July 6- Dec. 31, 2009
	2005	2006	2007	2008
	Predecessor					Successor
	(U.S. dollars in millions)
Gain on sale of Chesapeake	—	—	17	—	—	—
Gain on sale of Cambridge	—	—	1	—	—	—
IRS settlement	6	—	—	—	—	—
Other	2	1	2	(2)	6	1

	$8	$1	$20	$(2)	$6	$1

(d)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges (excluding capitalized interest during the period). Fixed charges consist of interest expense, capitalized interest and amortization of bond discount and issue costs. For the period January 1, 2009 through July 5, 2009 and the years ended December 31, 2008, 2006 and 2005, earnings were insufficient to cover fixed charges, and the ratio is not meaningful.

(e)
Working capital equals accounts receivable plus prepaid expenses plus inventories less accounts payable and accrued liabilities.

(f)
Total debt equals long-term debt plus installments on long-term debt due within one year and bank loans.

(g)
Total debt includes long-term debt under U.S. GAAP, installments on long-term debt due within one year and bank loans.

3.B. CAPITALIZATION AND INDEBTEDNESS

  Not Applicable

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

  Not Applicable

3.D. RISK FACTORS

Risks Related to Our Business

We are and may continue to be materially adversely affected by the ongoing world financial crisis. The financial crisis and economic downturn will continue to have a negative impact on our business, results of operations, and financial condition and our ability to accurately forecast our results, and may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

        The recent worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of many business operations worldwide. This shortage of liquidity and credit, combined with recent substantial losses in worldwide equity markets, could lead to an extended worldwide economic recession and result in a material adverse effect on our business, financial condition and results of operations. The impact of these events will depend on a number of factors, including the duration and severity of these events, whether the U.S., Canadian and global economies enter into a prolonged recession, and whether the recovery period is brief or prolonged. As a result, we may face new risks as yet unidentified, and a number of risks that we ordinarily face and that are further disclosed below have increased, or may increase in likelihood, magnitude and duration. These include but are not limited to deferrals or reductions of customer orders, potential deterioration of customers' ability to pay us or our suppliers' ability to meet their obligations, losses or impairment charges, reduced revenue, reduced demand for our products, deterioration in our cash balances and liquidity, and increased volatility in energy and raw material prices.

Our success could be jeopardized by the loss of key personnel or an inability to attract qualified candidates.

        Our Chief Executive Officer and our Chief Financial Officer resigned from those offices effective November 16, 2009, and our Senior Vice President, Chief Legal Officer and Corporate Secretary resigned this office effective December 31, 2009. Randy G. Woelfel has been appointed to serve as Chief Executive Officer and Todd D. Karran, our former Vice President, Corporate Development and Treasurer has been appointed to serve as Senior Vice President, Chief Financial Officer and Treasurer. Effective December 15, 2009, our board of directors established the NOVA Chemicals Management Board and, in addition to Messrs. Woelfel and Karran, appointed William G. Greene, Senior Vice President, Operations, Marilyn N. Horner, Senior Vice President and Chief Human Resources Officer, and Grant Thomson, Senior Vice President and President, Olefins and Feedstock, as members of the Management Board, reporting directly to our board of directors. We cannot provide any assurance that this new management team will be successful in executing our strategy and improving our current results of operations and that there will not be other significant departures of key personnel.

The cyclicality of plastics and chemical businesses may cause significant fluctuation in our income and cash flow.

        Our historical operating results reflect the cyclical and volatile nature of plastics and chemical businesses. Our businesses historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of oversupply, resulting from capacity additions. Prolonged oversupply leads to declining capacity utilization rates, prices and profit margins. The markets for ethylene, polyethylene, styrene monomer and styrenic polymers are also highly cyclical, resulting in volatile profits and cash flow over the business cycle. Because we derive nearly all of our revenue from sales of these products, our operating results are more sensitive to this cyclical nature than many of our competitors who have more diversified businesses. This cyclicality is exacerbated by volatility in feedstock prices. We cannot provide assurance that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in our operating results.

        Excess industry capacity, especially at times when demand is weak, has in the past and may in the future cause us and other industry participants to lower production rates, which can reduce our margins, income and cash flow.

Rising costs of energy and raw materials may result in increased operating expenses and reduced results of operations.

        We purchase large amounts of energy and raw materials, including natural gas and crude oil, for our businesses, representing a substantial portion of our operating expenses. The prices of energy and raw materials have historically been highly volatile and cyclical, and our energy and raw material costs have fluctuated significantly in recent years. Although certain of our customer contracts are tied to changes in feedstock costs or provide for surcharges if feedstock costs change, many contracts are tied to market prices. Currently, the price of crude oil has risen disproportionately more than natural gas prices resulting in a higher than average ratio between the two potentially giving natural gas-based producers an advantage over oil-based producers. We cannot predict whether and to what extent energy and/or raw materials prices will rise in the future or whether and to what extent we will be able to pass on such cost increases to our customers. Any significant energy and/or raw materials cost increase could have a material adverse effect on our business, results of operations, financial condition or cash flow.

Our business may be adversely affected by fluctuations in currency exchange rates and other risks associated with international operations.

        Although we report our results in U.S. dollars, we conduct a significant portion of our business outside the United States, and we are subject to risks normally associated with international operations.

        Our financial results are impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. Translation currency effects occur when the financial results of our subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using the exchange rates prevailing during the relevant period. The resulting impact of such translation can affect results when compared to other periods translated at different foreign exchange rates. Until September 30, 2008, the majority of our subsidiaries which resided outside of the United States had functional currencies other than the U.S. dollar. On October 1, 2008, all of our wholly owned subsidiaries adopted the U.S. dollar as their functional currency and are therefore no longer exposed to translation effects. However, we have non-wholly owned subsidiaries which reside outside of the United States and have retained their non U.S. dollar functional currency and are therefore still exposed to limited translation effects.

        Transaction currency effects occur when one of our subsidiaries incurs costs or earns revenue in a currency different from its functional currency. This can impact our financial results in two ways:

  •
  Balance sheet re-measurement: monetary items which are denominated in a foreign currency are revalued to the period end foreign exchange rates with the resulting gains or losses being reported on the Foreign exchange gains (losses) line of our Consolidated Statements of Income (Loss).

  •
  Fixed cost exposure: a significant portion of our operating and selling, general and administrative costs are incurred in Canada and are paid in Canadian dollars. As the Canadian dollar fluctuates relative to the U.S. dollar, these costs will be higher or lower in U.S. dollar terms. This impact will be recorded in each individual line of our Consolidated Statements of Income (Loss).

        Fluctuations in exchange rates may also affect the relative competitive position of a particular manufacturing facility, as well as our ability to market our products successfully in other markets.

        Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labor strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, and the difficulty of enforcing agreements and collecting receivables through foreign legal systems.

Interruptions in our supply of raw materials could adversely affect our business.

        We purchase large amounts of raw materials, including natural gas and crude oil, for our businesses. If temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors require us to procure our raw materials from sources other than our current suppliers, we cannot provide any assurance that we will be able to do so on terms as favorable as our current terms, or at all. The amount of ethane available as feedstock in Alberta is largely dependent on volumes of natural gas available to be extracted at the ethane extraction plants on the mainline of the TransCanada Alberta pipeline system ("Straddle Plants") as well as the ethane content in that natural gas. Weather conditions and economic conditions drive demand for and the price of natural gas and could lead to short-term supply dislocations. In 2010, we expect the flows of natural gas across the Canadian border to the United States to decline due primarily to low selling prices for natural gas in North America. This will likely lead to less natural gas flowing through the Straddle Plants and therefore less ethane available as feedstock for our ethylene plants in Western Canada. We plan to continue to work with suppliers and the Alberta government to source additional supply for our feedstock needs. These sources could include, among others, the streaming of natural gas with low ethane content for industrial consumption in Alberta, with the expected result that high ethane content natural gas will flow through the Straddle Plants; natural gas liquids from large new gas finds in Alberta, British Columbia and northern sources; ethane from off-gas produced at Alberta's oilsands; and ethane from the Alliance pipeline which is not currently extracted in Alberta. There can be no assurances on the timing, volume or ethane content from any of these sources.

We sell our products in highly competitive markets and face significant price pressure.

        We sell our products in highly competitive markets. Due to the commodity nature of a majority of our products, and to a lesser degree for higher value polyethylene manufactured using Advanced SCLAIRTECH™ technology, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, we may not be able to protect our market position by product differentiation or pass on cost increases to our customers. Accordingly, increases in raw material costs and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. Although we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products and controlling selling and administration expenses, we cannot provide any assurance that these efforts will be sufficient to offset fully the effect of any pricing changes on our operating results.

        Among our competitors are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than we can. In addition, most of our competitors are larger and have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of our current or future competitors develop proprietary technology that enables them to produce products that compete with our products at a significantly lower cost, segments of our technology could be rendered over time uneconomical or obsolete. The entrance of new competitors into the industry may reduce our ability to capture profit margins in circumstances where capacity utilization in the industry is decreasing. Further, production from low-cost producers in petroleum-rich countries is increasing in the chemical industry and may expand significantly in the future. Any of these developments could affect our ability to enjoy higher profit margins during periods of increased demand.

External factors beyond our control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect our income and cash flow.

        External factors can cause significant fluctuations in demand for our products and volatility in the price of raw materials and other operating costs. Examples of external factors include general economic conditions, including a prolonged economic downturn, competitor actions, technological developments, unplanned facility shutdowns, international events and circumstances, and governmental regulation.

        Demand for our products is influenced by general economic conditions. A number of our products are highly dependent on durable goods markets, which are themselves particularly cyclical. If the global economy does not improve, demand for our products and our income and cash flow would be adversely affected.

        We may reduce production, idle a facility for an extended period of time, or discontinue certain products because of high raw material prices, an oversupply of a particular product, feedstock unavailability and/or lack of demand for that particular product. When we decide to reduce or idle production, reduced operating rates are often necessary for several quarters or, in certain cases, longer and cause us to incur costs, including the expenses of the outages and the restart of these facilities.

Operating problems in our business may adversely affect our income and cash flow.

        The occurrence of significant operating problems at our facilities may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our operations as a whole. Our income and cash flow are dependent on the continued operation of our various production facilities. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline, storage tank and other leaks and ruptures; fires; mechanical failure; labor difficulties; remediation complications; discharges or releases of pollutants, contaminants or toxic or hazardous substances or gases and other environmental risks; explosions; chemical spills; unscheduled downtime; transportation interruptions; and inclement weather and natural disasters.

        Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil, regulatory or criminal penalties. Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. We carry insurance against potential operating hazards which is consistent with industry norms. If we were to incur a significant liability that was not covered by insurance, it could significantly affect our productivity, profitability and financial position.

We conduct a significant portion of our operations through, and our consolidated results are materially dependent upon the performance of, INEOS NOVA. We do not control this joint venture and actions taken by it could materially adversely affect our business.

        Our joint venture with INEOS Group Ltd. ("INEOS"), INEOS NOVA, is a 50:50 joint venture, meaning that our ownership rights, funding obligations and governance rights are equal to those of INEOS. While we have a certain amount of influence over INEOS NOVA, we do not control INEOS NOVA and are therefore dependent on our joint venture partner, INEOS, to cooperate in making strategic and operational decisions regarding the joint venture. As with most joint venture arrangements, there is a significant risk that, as a result of differing views and priorities, there will be occasions when the two parties do not agree on various matters and any such disagreements may result in delayed decisions or disputes. Moreover, the day-to-day operation of INEOS NOVA's plants and business is the responsibility of the joint venture's management team. Therefore, our ability to influence INEOS NOVA's operations on a day-to-day basis is limited, and we may be unable to prevent actions that we believe are not in the best interests of INEOS NOVA or us. In addition, INEOS NOVA is not subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. As a result, internal control problems could arise with respect to the joint venture. Any such actions or internal control problems could materially adversely affect our business, results of operations and financial condition.

        As a plastics and chemical producer, INEOS NOVA is exposed to many of the same risks to which we are exposed and which are discussed elsewhere in this "Risk Factors" section.

Our joint venture with INEOS may not realize all of its intended benefits.

        We may not realize the anticipated benefits of the joint venture with INEOS, and cash flow or profits derived from our ownership interest in INEOS NOVA may be less than the cash flow or profits that could have been derived had we retained the transferred assets and continued to operate that business.

        In addition, we and INEOS have agreed that either party is entitled to exercise a put of all, but not less than all, of such party's interest in the joint venture to the other party or a call for all, but not less than all, of the other party's interest in the joint venture. If either party exercises this put/call option, the other party has the right to present the exercising party with a reverse put or call, as applicable, on identical terms and the exercising party shall be deemed to accept such reverse put or call. If the put/call option is exercised, we may be required to acquire INEOS' 50% ownership interest in the joint venture, which could require a significant investment by us that could adversely affect our financial condition and result in us experiencing difficulties with respect to integrating the joint venture business into our existing business. Alternatively, we could be required to sell our interest in the joint venture to INEOS at a time when such interest may be valuable to us.

We are exposed to costs arising from environmental compliance, cleanup and adverse litigation, which may have a substantial adverse effect on our business, financial condition, operating results and cash flow.

        We are subject to extensive foreign, federal, provincial, state and local environmental laws and regulations concerning the manufacturing, processing and importation of certain chemical substances, air emissions, water discharges and the generation, handling, storage, transportation, treatment, disposal and clean up of regulated substances. Our operations involve the risk of accidental discharges or releases of hazardous materials, personal injury, property and environmental damage. Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. We cannot provide any assurance that we will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

        From time to time, we have entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, we may be subject to strict and under certain circumstances, joint and several liability for the costs of environmental contamination on or from our properties, and at off-site locations where we disposed of or arranged for disposal or treatment of hazardous substances, and may also incur liability for related damages to natural resources. We have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. We have a provision in our financial statements to cover the estimated costs of remediation of discontinued sites and future environmental liabilities. Nevertheless, we cannot provide assurance that we will not incur substantial costs and liabilities resulting from future events or unknown circumstances, which exceed our reserves or will be material.

We could incur significant costs to comply with greenhouse gas emission reduction requirements, which in turn could reduce our operating results and cash flow.

        In 2002, Canada ratified the Kyoto Protocol, and agreed to regulate reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas ("GHG") emissions by 20% from 2006 levels by the year 2020 and by 60 to 70% by 2050.

        Since then, the Canadian federal government released information indicating that the climate change regulations for the Energy Intensive Trade Exposed industries were under review and that Canada intends to work closely with the U.S. to establish a North America-wide GHG emission cap and trade system. As a result, legally binding federal GHG emission reduction requirements are expected to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain.

        Many Canadian provinces are also considering GHG emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into effect in 2007, imposing annual reductions requirements on facilities that emit over 100,000 tonnes of GHGs per year. In compliance with the regulations, we submitted the GHG emissions baseline data and the 2007 and 2008 emissions data and have satisfied the requirements associated with reducing GHG emissions intensity by 12% from the 2003-2005 baseline. On May 27, 2009, the Ontario legislature introduced Bill 185, which amends the Environmental Protection Act and provides the foundation for the province's cap and trade program to reduce GHG emissions. This Bill is intended to allow Ontario's program to align with the federal Canadian and other systems in North America and abroad. However, the scope and timing of such a GHG cap and trade system is uncertain. On December 1, 2009, Ontario filed its Greenhouse Gas Emissions Reporting Regulation under the Environmental Protection Act. This regulation provides for the annual reporting of GHGs by prescribed facilities that emit 25,000 tonnes of carbon dioxide equivalent or more per year and came into force on January 1, 2010.

        Although the United States has not ratified the Kyoto Protocol, a number of federal laws and regulations related to GHG emissions are being considered by the U.S. Environmental Protection Agency ("EPA") and in Congress. In addition, various state and regional laws, regulations and initiatives have been enacted or are being considered, including the Regional Greenhouse Gas Initiative, the Midwestern Regional Greenhouse Gas Reduction Accord, and the Western Climate Initiative. On September 22, 2009, the EPA issued the Final Mandatory Reporting of Greenhouse Gases Rule, which was published in the Federal Register on October 30, 2009. Under the rule, facilities that emit more than 25,000 tonnes of GHGs per year are required to collect data beginning January 1, 2010 with the first annual reports due March 31, 2011. On September 30, 2009, the EPA released a proposed rule that would impose requirements upon new and modified major stationary sources emitting more than 25,000 tonnes of GHGs per year. The proposed regulations would require new or modified sources beginning as soon as March 2011 to obtain permits on the basis of acceptable GHG controls or mitigation, the standards for which would be established within the current Clean Air Act framework of pre-construction permitting and limitation of emissions using best available control technology or the equivalent.

        On June 26, 2009, the U.S. House of Representatives passed the bill for the American Clean Energy and Security Act ("ACES"). The ACES would establish an economy-wide cap and trade program; create incentives and standards for clean energy and energy efficiency; and establish GHG emissions standards for vehicles, stationary sources, and fuels. On September 20, 2009, Senators John Kerry and Barbara Boxer unveiled the U.S. Senate's version of the climate change legislation: the Clean Energy Jobs and American Power Act. It

proposes, among other things, 20% GHG emission reduction target, compared to 2005 levels by 2020 and an 80% cut by 2050. As a result of the uncertainties surrounding the timing and scope of these potential federal laws and regulations, we cannot estimate the potential financial impact on our operations.

        We are developing and implementing a variety of initiatives to reduce GHG emissions and improve energy efficiency across our operations. Due to the uncertainty of long term regulatory requirements, we cannot provide assurance that we will not incur substantial costs to meet GHG emission reduction requirements or whether they will be material.

We may be subject to losses that are not covered by insurance.

        We carry comprehensive liability and property (including fire and extended perils) insurance on all of our facilities, with deductibles and other policy specifications and insured limits customarily carried in the petrochemical industry for similar properties. In addition, some types of losses, such as losses resulting from war are not insured. We determine coverage limits based on what we believe to be a reasonable maximum foreseeable loss scenario for our operations. In the event that an uninsured loss or a loss in excess of insured limits occurs, we may not be reimbursed for the cost to replace capital invested in that property, nor insured for the anticipated future revenues derived from the manufacturing activities conducted at that property, while we could remain obligated for any indebtedness or other financial obligations related to the property. Any such loss could adversely affect our business, results of operations or financial condition.

In addition to our joint venture with INEOS, we have made and may continue to make investments in entities that we do not control.

        We have established joint ventures and made minority interest investments designed to increase our vertical integration, enhance customer service and increase efficiencies in our marketing and distribution. Our principal joint ventures are INEOS NOVA and our jointly owned third ethylene plant at our Joffre facility. We do not control these entities.

        Our inability to control entities in which we invest may affect our ability to receive distributions from those entities or to implement our business plan fully. The incurrence of debt or entry into other agreements by an entity not under our control may result in restrictions or prohibitions on that entity's ability to pay dividends or make other distributions to us. Even where these entities are not restricted by contract or by law from making distributions to us, we may not be able to influence the occurrence or timing of such distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, that entity may not be able to operate according to its business plan or we may be required to increase our level of commitment. If any of these events were to transpire, our business, results of operations or financial condition could be adversely affected.

Labor disputes could have an adverse effect on our business.

        As of December 31, 2009, we had approximately 2,500 employees globally. Approximately 350, or 14%, of our North American employees are represented by unions under two separate collective bargaining agreements that expire on March 31, 2010 and March 15, 2012. We expect to renew the contract due on March 31, 2010 through collective bargaining. However, if we are unable to negotiate acceptable contracts with these unions upon expiration of an existing contract or other employees were to become unionized, we could experience work stoppages, a disruption in operations or higher labor costs, which could have an adverse effect on our business, financial condition, results of operations or cash flow.

Our business is dependent on its intellectual property. If our patents are declared invalid or our trade secrets become known to our competitors, our ability to compete may be adversely affected.

        Proprietary protection of our processes, apparatuses and other technology is important to our business. Consequently, we rely on judicial enforcement for protection of our patents. While a presumption of validity exists with respect to patents issued to us in the United States and Canada, there can be no assurance that any of our patents will not be challenged, invalidated or circumvented. Furthermore, if any pending patent application filed by us does not result in an issued patent, then the use of any such intellectual property by our competitors could have an adverse effect on our businesses, financial condition, results of operations or cash flow. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to produce or sell our products lawfully in a competitive manner, which could have an adverse effect on our business, financial condition, results of operations or cash flow.

        We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements may be breached and, consequently, may not provide meaningful protection for our trade secrets or proprietary know-how, or adequate remedies may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, others could obtain knowledge of such trade secrets through independent development or other access by legal means. Although we do not regard any single patent or trademark as being material to our operations as a whole, the failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could have an adverse effect on our business, financial condition, results of operations or cash flow.

        Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties alleging that we infringe third party intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling products and require us to redesign, relabel or, in the case of trademark claims, rename our products, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are involved in litigation from time to time in the ordinary course of business.

        We are involved in litigation from time to time in the ordinary course of business. Among these items is a claim for approximately $120 million by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site. We have counterclaimed in the same action for approximately $300 million. Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation.

Our future pension costs and required level of contributions could be unfavorably impacted by the current credit crisis and market volatility.

        We currently maintain four defined benefit plans in North America covering various categories of employees and retirees, which represent our major defined benefit retirement plans. In addition, we have smaller retirement plans and past service liabilities for former employees now employed by INEOS NOVA in Europe. Funding obligations are determined using actuarial valuations that are based on certain assumptions about the long-term operation of the plans, including employee turnover, retirement rates, the performance of the financial markets and interest rates. If future trends differ from the assumptions, the amount we are obligated to contribute to the plans may increase. If financial markets perform lower than what is assumed, we may have to make larger contributions to the plans than we would otherwise have to make and expenses related to defined benefit obligations could increase. Also, if interest rates are lower than we assume, we may be required to make larger contributions than we would otherwise have to make.

        In late 2008 and early 2009, we experienced significant declines in the value of our pension plan assets due to the adverse conditions in the equity markets globally. The U.S. and the Canadian provincial legislators have enacted temporary funding relief measures and market conditions improved in the latter part of 2009. For 2010, we expect our funding obligations to be similar to what we contributed to these plans in 2009. However, if difficult economic conditions persist, absent extended government funding relief we will have to make significantly larger contributions to our defined benefit plans. Reported results could be materially and adversely affected and our cash flow available for other uses may be significantly reduced.

We may not realize the expected benefits of a possible integration of our businesses with Borealis' businesses.

        As described in more detail in this annual report (see Item 6.A-Directors and Senior Management-Recent Changes to Organizational Structure, Board of Directors and Executive Officers), on July 6, 2009, International Petroleum Investment Company ("IPIC"), completed the acquisition of NOVA Chemicals Corporation. IPIC also has other investments in the chemicals industry, including Borealis AG ("Borealis"), a petrochemicals company in Europe. Borealis is jointly controlled by IPIC (with 64% of the share capital) and OMV Aktiengesellschaft ("OMV") (with 36% of the share capital). OMV is one of the largest oil and gas groups in Central and Southeastern Europe, with significant investments in petrochemicals. In addition, IPIC owns approximately 20% of the share capital of OMV.

        IPIC, OMV and Borealis have entered into an agreement in principle ("AiP") to define our future corporate governance structure, including IPIC sharing control of our company with OMV, which has been approved by the European Commission. As a result of the approval, our business may be integrated with Borealis' businesses. Our ability to realize the anticipated benefits of the integration of our businesses with the businesses of Borealis will depend, in part, on our ability to integrate successfully these businesses, and we cannot provide any assurance that the combination of the two companies will result in the realization of the anticipated economic, operational and other benefits within expected time frames or at all. Our ability to achieve savings and synergies depends on a number of factors, some of which are beyond our control, and we will not be able to fully assess these opportunities until after the completion of the integration. Some of the factors affecting the possible integration include:

  •
  the potential disruption of our ongoing business and distraction of management;

  •
  the difficulty in incorporating technology;

  •
  unanticipated expenses and delays relating to completing development projects and technology integration;

  •
  the management of geographically remote units;

  •
  the establishment and maintenance of uniform standards, controls, procedures and policies;

  •
  the impairment of relationships with employees and clients as a result of any integration of new management personnel;

  •
  risks of entering markets or types of businesses in which we have limited or no direct experience;

  •
  the potential loss of key employees or customers; and

  •
  potential unknown liabilities.

        As a result of the aforementioned and other risks, a potential integration of our businesses with Borealis' businesses may not generate expected revenue synergies, cross-selling opportunities or cost savings on the expected time frames or at all. If we are unable to implement successfully an integration with Borealis and realize the expected benefits, our results of operations and cash flows could be adversely affected.

Risks Relating to Our Indebtedness

We have a significant amount of debt, which could adversely affect our financial condition.

        We have a significant amount of indebtedness. As of December 31, 2009, we had (a) total indebtedness of approximately $1,824 million and (b) additional amounts of approximately $564 million available for borrowing under our credit facilities (including $51 million in letters of credit), subject to customary conditions. In addition, subject to the restrictions in our credit facilities and the indentures, we may incur significant additional indebtedness from time to time.

        The level of our indebtedness could have important consequences, including:

  •
  limiting cash flow available for general corporate purposes, including capital expenditures and acquisitions, because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

  •
  limiting our ability to obtain additional debt financing on satisfactory terms in the future for working capital, capital expenditures, research and development efforts, acquisitions and other general corporate obligations;

  •
  limiting our ability to obtain feedstock, materials or services on advantageous terms in the future due to debt levels or changes in credit ratings;

  •
  limiting our flexibility in planning for, or reacting to, competitive and other changes in our industry and economic conditions generally;

  •
  exposing us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

  •
  increasing our vulnerability to general economic downturns and adverse competitive and industry conditions, which could place us at a competitive disadvantage compared to our competitors that are less leveraged.

        If new debt is added to current debt levels, the related risks described above would intensify. If financing is not available when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

We will require a significant amount of cash to service our indebtedness and our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We have a significant amount of indebtedness, of which approximately $314 million is maturing in 2010. We cannot provide any assurance that:

  •
  our business will generate sufficient cash flow from operations;

  •
  future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

  •
  we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

        Factors beyond our control will affect our ability to make these payments and refinancings. These factors could include those discussed elsewhere in this Form 20-F, including under this "Risk Factors" section and under "Disclosure Regarding Forward-Looking Information."

        If we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot provide any assurance that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.

Our debt agreements restrict our ability to take certain actions.

        The agreements governing our indebtedness impose significant operating and financial restrictions on us and our subsidiaries. These restrictions may restrict our ability to pursue our business strategies, such as acquisitions or joint ventures, or engage in other favorable business activities.

  Our indentures

        Our indentures governing our public debt contain various covenants that limit our ability to engage in certain transactions, including the ability to create liens or engage in sale and leaseback transactions.

  Our credit facilities

        We have four revolving credit facilities aggregating $615 million of borrowing capacity. While each of the credit facilities contains typical affirmative and negative covenants, which are substantially the same, our senior secured credit facility, as well as other financing agreements, contain financial covenants, which require quarterly compliance. Our ability to meet the financial covenants may be impacted by events beyond our control, and we may not be able to satisfy these covenants in the future.

        Our credit facilities also contain restrictive covenants that limit our ability, and the ability of our restricted subsidiaries, among other things, to incur additional liens; sell certain assets; make distributions on or repurchase equity; incur additional debt; enter into hedging agreements; enter into operating leases; engage in reorganizations or mergers; and change the character of our business.

        A breach of any of these provisions could permit the lenders to declare all amounts outstanding under the credit facilities to be immediately due and payable and to terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our $350 million secured credit facility could proceed against the collateral granted to them to secure that debt.

A downgrade in the ratings of our debt securities could result in increased interest and other financial expenses related to future borrowings and could restrict our access to additional capital or trade credit.

        Standard & Poor's Corporation, Moody's Investor Service, Inc., Dominion Bond Rating Service Limited ("DBRS") and Fitch Ratings Ltd. maintain credit ratings for our debt securities. Except for the DBRS rating, each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could result in increased interest and other financial expenses relating to our future borrowings and could restrict our ability to obtain additional financing on satisfactory terms, if at all. In addition, any downgrade could restrict our access to, and negatively impact the terms of, trade credit extended by our suppliers of raw materials.

We are controlled by IPIC and its affiliates, whose interests may not be aligned with the interests of our debt holders.

        A holding company controlled by IPIC and its affiliates currently owns all of our equity and, therefore, IPIC has the power to control our affairs and policies. It also controls the election of directors, the appointment of management, the entering into mergers, sales of substantially all of our assets and other extraordinary transactions. The directors so elected have authority, subject to the terms of our debt, to issue additional stock, declare dividends and make other decisions. Under the AiP, IPIC and OMV will share control over decisions affecting us.

        The interests of IPIC and its affiliates and OMV could conflict with the interests of the holders of our debt. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of IPIC, as equity holders, might conflict with the interests of holders of our debt. IPIC and its affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks. Additionally, IPIC and its affiliates are in the business of making investments in companies, and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. See "Related Party Transactions."

Item 4.    Information on the Company

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

NOVA Chemicals Corporation

        NOVA Chemicals' predecessor, NOVA Corporation of Alberta, was incorporated in 1954 by Special Act of the Legislative Assembly of the Province of Alberta. On May 10, 1994, NOVA Corporation of Alberta filed articles of arrangement under the Business Corporations Act of Alberta (the "Act") to complete a reorganization pursuant to which it became a wholly owned subsidiary of NOVA Corporation ("NOVA"), changed its name to NOVA Gas Transmission Ltd. and its common shareholders became the common shareholders of NOVA. At the same time, NOVA also became the parent corporation of Novacor Chemicals Ltd. and NOVA Gas International Ltd. Novacor Chemicals Ltd.'s name was changed to NOVA Chemicals Ltd. in March 1996.

        On July 2, 1998, NOVA and TransCanada PipeLines Limited ("TransCanada") completed a merger of equals by way of a plan of arrangement (the "TransCanada Arrangement") under the Act. Under the terms of the TransCanada Arrangement, shareholders of NOVA exchanged each NOVA common share for 0.52 of a TransCanada common share. As part of the TransCanada Arrangement, TransCanada distributed to its common shareholders, including all of the former common shareholders of NOVA, all of the common shares of NOVA on the basis of 0.2 of a NOVA common share for each TransCanada common share. At the time of the distribution of NOVA common shares, the only material asset of NOVA was all of the common shares of NOVA Chemicals Ltd.

        As a result of the TransCanada Arrangement, NOVA continued to conduct the commodity plastics and chemical businesses through NOVA Chemicals Ltd., and TransCanada began to conduct the energy services businesses formerly carried on by NOVA, through NOVA's former subsidiaries, NOVA Gas Transmission Ltd. and NOVA Gas International Ltd.

        On December 31, 1998, NOVA Chemicals Ltd. changed its name to NOVA Chemicals Corporation. Effective January 1, 1999, NOVA Chemicals Corporation amalgamated with NOVA under the Act and the resulting corporation adopted the name NOVA Chemicals Corporation.

        On April 14, 2004, NOVA Chemicals Corporation was continued under the Canada Business Corporations Act.

        On July 6, 2009, International Petroleum Investment Company ("IPIC"), which is wholly owned by the government of the Emirate of Abu Dhabi, completed the acquisition of NOVA Chemicals Corporation by way of a plan of arrangement (the "Arrangement") under the Canada Business Corporations Act. Pursuant to the Arrangement, a wholly owned subsidiary of IPIC, acquired all of our issued and outstanding common shares for $6.00 per share in cash. On that same day, NOVA Chemicals was continued under the Business Corporations Act (New Brunswick), and our common shares were delisted from the New York Stock Exchange and the Toronto Stock Exchange.

Development of NOVA Chemicals Corporation

  •
  We commenced operation of our first ethylene plant ("E1") in Joffre, Alberta in 1979.

  •
  In 1984, we commenced operation of a second ethylene plant ("E2") in Joffre, Alberta, in tandem with a linear low-density polyethylene plant ("PE1").

  •
  In February 1987, we acquired our low-density and high-density polyethylene facility near Mooretown, Ontario from Union Carbide Canada Ltd. and Union Carbide Corporation.

  •
  In September 1988, we acquired Polysar Energy & Chemical Corporation. Through this purchase, we acquired our Corunna, Ontario olefins facility, our original styrenics business and a rubber business that was subsequently sold to Bayer AG in October 1990.

  •
  In June 1994, we acquired our linear low-density and high-density polyethylene facility at the St. Clair River site in Corunna, Ontario, as well as the proprietary SCLAIRTECH™ technology and a global SCLAIRTECH technology licensing business, from DuPont Canada Inc. ("DuPont").

  •
  In September 1996, we acquired the styrenics business of ARCO Chemical Company.

  •
  In December 1996, we announced that we had developed Advanced SCLAIRTECH polyethylene technology.

  •
  In December 1998, we acquired the majority of Huntsman Corporation's ("Huntsman") U.S. and European styrenics businesses, excluding Huntsman's North American expandable polystyrene ("EPS") assets.

  •
  In January 2000, we acquired the European solid polystyrene ("SPS") and EPS assets, Chilean EPS production and molding assets and associated worldwide sales and marketing operations of The Shell Petroleum Company Limited ("Shell"). In January 2006, we ceased production of EPS at our Quilicura, Chile facility. We continue to operate our two EPS molding facilities in Quilicura and El Tepual, Chile.

  •
  In October 2000, along with Union Carbide Canada Inc. (now Dow Chemical Canada ULC ("Dow")), we commenced operation of a jointly owned, third ethylene plant ("E3") in Joffre, Alberta.

  •
  In July 2001, we commenced operation of our second polyethylene plant ("PE2") at Joffre, Alberta, which operates using Advanced SCLAIRTECH technology.

  •
  In August 2004, we sold our ethylene delivery system in Alberta to Taylor NGL Limited Partnership (now AltaGas Income Trust ("AltaGas")). We continue to transport ethylene on the system and physically operate and maintain the system.

  •
  In December 2004, we sold our interest in the Alberta Ethane Gathering System ("AEGS") to Fort Chicago Energy Partners LP ("Fort Chicago"). We continue to transport ethane on the system and physically operate and maintain the AEGS system.

  •
  In October 2005, NOVA Innovene, a 50:50 joint venture formed by the merger of our European styrenic polymer business with Innovene's (the commodity chemicals business of BP p.l.c.), commenced operations. On December 16, 2005, United Kingdom-based INEOS announced that it had acquired Innovene.

  •
  On October 1, 2007, we and INEOS expanded our joint venture. We contributed our STYRENIX business unit's assets, which included our 50% interest in NOVA Innovene, as well as our NAS® and ZYLAR® styrenic polymer assets. INEOS contributed its North American styrene monomer and styrenic polymers assets and its 50% interest in NOVA Innovene.

  •
  In conjunction with INEOS NOVA's commencement of operations on October 1, 2007, we assigned our exclusive rights to Sterling Chemicals Inc.'s ("Sterling") styrene monomer production at its Texas City, Texas, manufacturing facility to INEOS NOVA (we had secured such exclusive rights in September 2007). On November 12, 2007, INEOS NOVA nominated zero pounds of styrene monomer capacity from Sterling's plant for the remainder of 2007. On November 13, 2007, Sterling announced that it had exercised its right to permanently shut down and decommission this facility.

Developments since January 1, 2009

  •
  On February 23, 2009, IPIC and NOVA Chemicals entered into an agreement providing for the acquisition by IPIC of all of NOVA Chemicals' outstanding common shares for a cash consideration of $6.00 per share.

  •
  On March 20, 2009, we announced plans to rationalize our EPS capacity at our production facilities in Monaca, PA and Painesville, OH to focus on an updated, best-of-class EPS product slate. EPS capacity at the Monaca site was reduced from 285 to 180 million lbs/year and EPS capacity at Painesville was increased from 85 to 100 million lbs/year.

  •
  On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals by way of an Arrangement under the Canada Business Corporations Act. Pursuant to the Arrangement, a wholly owned subsidiary of IPIC, acquired all of our issued and outstanding common shares for $6.00 per share in cash.

  •
  On October 16, 2009, we issued $350 million of 8.375% senior notes due 2016 and $350 million of 8.625% senior notes due 2019 in a private offering in reliance on the exemption from the registration requirements provided by Rule 144A and Regulation S of the United States Securities Act of 1933, as amended. The 2016 notes and 2019 notes have an effective yield to maturity of 8.5% and 8.75%, respectively.

  •
  On November 17, 2009, we entered into a new $350 million senior secured revolving credit facility to replace our prior secured facility that was scheduled to expire on March 31, 2010. In addition, we amended two of our senior unsecured bilateral credit facilities (which were previously amended to shorten their maturity dates to March 2010) to revert back to their original maturity dates.

  •
  In December 2009, INEOS NOVA completed the shutdown of the SPS units at their Breda, The Netherlands site.

  •
  During 2009, we restructured our Performance Styrenics business unit to decrease overall fixed costs. For example, we rationalized our EPS capacity to a more sustainable level. We also ended commercial production of our DYLARK engineering resin, one of our polymer products, due to the long-term market deterioration. We will continue to evaluate this business unit in 2010 and may exit other product lines and eliminate, consolidate or sell certain downstream businesses or ventures.

Events Subsequent to December 31, 2009

  •
  In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. The new programs expire in February 2012 and each allows for maximum funding of $100 million.

  •
  In February 2010, we and Buckeye Partners L.P. announced the signing of a memorandum of understanding regarding the evaluation and possible development of a mixed natural gas liquids pipeline from the Marcellus Basin in Pennsylvania to the refining and petrochemical complex in the Sarnia-Lambton area in Ontario, Canada. We hope to be able to secure long-term competitive petrochemical feedstock supply via this Union Pipeline Project.

  •
  In February 2010, IPIC determined that negotiations to form a building and construction joint venture with Reliance Industries Limited should continue with a goal of entering into definitive joint venture agreements in 2010. We announced that we had signed a letter of intent with respect to this potential joint venture in 2008 but due to the worldwide financial crisis and economic downturn in late 2008 and then the change of ownership of NOVA Chemicals in 2009, work on the proposed joint venture was put on hold.

        For a description, including the amount invested, of our principal capital expenditures since the beginning of our last three fiscal years, see the "Liquidity and Capital Resources" section in our "Management Discussion and Analysis of Financial Condition and Results of Operation" included in this annual report under "Item 5—Operating and Financial Review and Prospects."

4.B. BUSINESS OVERVIEW

General

        Our principal business is the production and marketing of plastics and chemicals. We operate an Olefins/Polyolefins business unit that produces and markets ethylene, polyethylene, higher-value polyethylene manufactured using our Advanced SCLAIRTECH technology, and a variety of chemical and energy products (commonly known as co-products). We also operate a Performance Styrenics business unit that produces and markets EPS as well as higher value styrenic polymers. Our Performance Styrenics business unit also includes our interests in EPS-based downstream businesses and ventures for end-use consumer and industrial applications primarily for the building and construction industry.

        Our polyethylene and styrenic polymer resins are used in a wide range of applications including rigid and flexible packaging, containers, plastic bags, plastic pipe, consumer electronics, building and construction materials, housewares and other industrial and consumer goods.

        Ethylene is a basic chemical used to manufacture a wide variety of polymers and other chemical products. Ethylene production in excess of our internal consumption requirements is sold to third parties. In addition, we engage in swap transactions with other producers of ethylene where we have limited or no ethylene production capability.

        We produce polyethylene primarily from our internal ethylene production. We produce the following varieties of polyethylene: high-density polyethylene ("HDPE"), low-density polyethylene ("LDPE") and linear low-density polyethylene ("LLDPE"). In addition, we develop and market higher value LLDPE and HDPE manufactured using our Advanced SCLAIRTECH technology, including SURPASS® and some SCLAIR® polyethylene resins.

        Styrene monomer is a basic chemical used to manufacture a wide variety of polymers and other chemical products. We have a minority interest in LyondellBasell Industries' ("LyondellBasell") propylene oxide/styrene monomer ("PO/SM") facility in Channelview, Texas and an associated long-term styrene monomer processing agreement to acquire styrene monomer that provides sufficient styrene monomer supply for the operation of our Performance Styrenics business unit.

        Our Performance Styrenics business unit produces EPS, ARCEL® resin and has interests in EPS-based downstream businesses and ventures for the building and construction industry.

        In addition to our principal business of producing and marketing plastics and chemicals, we have a licensing business. For example, we offer for license our proprietary polyethylene SCLAIRTECH process technology and catalyst technology. We also license our Performance Styrenics business unit's technology such as its in-mold labeled cup and container technology.

        We own a 50% interest in INEOS NOVA, a joint venture with INEOS that produces and markets styrene monomer and SPS in North America and SPS and EPS in Europe. INEOS NOVA produces styrenic polymers primarily from its internal styrene monomer production. INEOS NOVA sells styrene monomer production in excess of its North American internal consumption to third parties. INEOS NOVA purchases styrene monomer for their European polymers production sites from other producers through a mix of established purchase agreements, spot purchases, or when economically viable, from internally produced styrene monomer in North America.

	2009 Revenue	2009 Operating Income
	(U.S. dollars in millions)
Olefins/Polyolefins	$2,740	$266
INEOS NOVA JV	1,187	4
Performance Styrenics	261	(29)

Properties and Production Facilities

        Our products are manufactured at seven sites in North America. All production facilities are owned by us (except LyondellBasell's PO/SM facility in Channelview, Texas, in which we have a minority interest, and the

E3 manufacturing plant at Joffre, Alberta, in respect of which we and Dow each own 50%). With the exception of the Channelview facility, we own the land on which our production facilities are located.

        INEOS NOVA produces styrene monomer at three facilities in North America, SPS at three facilities in North America and styrenic polymers at five sites in Europe.

        In addition to our production facilities, we lease or own office space in numerous locations, mostly in North America. Our head office is located in Calgary, Alberta. Our United States commercial center is located in Moon Township, Pennsylvania.

        The following charts and tables show our and INEOS NOVA's plastics and chemical product flow and production facilities.

NOVA Chemicals Product Flow Chart

Notes:

(1)
E3 is a joint venture between us and Dow. Nameplate capacity is 2,800 million pounds per year. Our share of the production capacity is 50% and is used internally or sold to merchant ethylene customers.

(2)
PE1 and PE2 consume approximately half of E1, E2 and our share of E3 ethylene production capacity.

(3)
A small portion of Joffre co-products is shipped to Corunna for feedstock.

(4)
We have a minority interest in this LyondellBasell PO/SM facility. Our Performance Styrenics business unit receives styrene monomer from the facility pursuant to a long-term styrene monomer processing agreement.

(5)
In addition to receiving styrene monomer from Channelview, the Painseville facility obtains styrene monomer from INEOS NOVA's site in Sarnia, Ontario via a swap arrangement and also has the flexibility to source styrene monomer from other suppliers.

(6)
In addition to producing ARCEL resin at our Monaca, Pennsylvania facility, we have entered into an agreement with Ningbo Chang-Qiao Engineering Plastics Co., Ltd., an affiliate of Loyal Chemical Industrial Corporation, pursuant to which base resin produced at the Monaca, Pennsylvania facility is shipped to a plant near Shanghai, China to undergo a second finishing step to become ARCEL resin.

 INEOS NOVA Product Flow Chart

Notes:

(1)
We and an affiliate of INEOS have entered into a series of feedstock agreements with INEOS NOVA, including agreements for the supply of ethylene and benzene from our Corunna, Ontario facility to INEOS NOVA's Sarnia, Ontario facility.

(2)
INEOS NOVA's global styrene monomer supply pool includes product swaps with other producers of styrene monomer.

Facility Profile (Olefins/Polyolefins)

			Rated Capacity
Site	Feedstocks	Main Products	(mmlbs/year)		(kilotonnes/year)
1. Joffre, Alberta	Ethane/Propane	Ethylene (E1)	1,600		730
	Ethane/Propane	Ethylene (E2)	1,800		820
	Ethane	Ethylene (E3)(1)	1,400		640
		Co-products	830	(2)	380
	Ethylene	LLDPE (PE1)	1,480		670
		LLDPE & HDPE (PE2)	950		430
2. Corunna, Ontario	Crude Oil, Condensates,	Ethylene	1,800	(3)	820
	Ethane, Butane, Propane,	Co-products	4,700	(3)	2,130
	Naphtha, Gas Oils
3. St. Clair River,
Corunna, Ontario	Ethylene	HDPE	450		200
4. Mooretown, Ontario	Ethylene	HDPE	465		210
		LDPE	275		120
TOTAL ETHYLENE PRODUCTION CAPACITY (Design Production)			6,600		2,990	*
TOTAL POLYETHYLENE PRODUCTION CAPACITY			3,620		1,640	*

Notes:

(1)
The annual design production capacity of E3 totals 2,800 million pounds and is divided between Dow and us. Our share of the production capacity is 50%.

(2)
Production capacity is variable and depends on the feedstock used.

(3)
Ethylene design capacity is 1,800 million pounds per year and propylene design capacity is 900 million pounds per year, resulting in 4,700 million pounds per year of co-product capacity. In both cases, capacity is dependent on feedstock mix.

*
Difference between total and individual plant values attributable to rounding.

 Facility Profile (Performance Styrenics)

			Rated Capacity
Site	Feedstocks	Main Products	(mmlbs/year)	(kilotonnes/year)
Styrene Monomer
1. Channelview, Texas(1)	Benzene, Ethylene	Styrene Monomer	400	180
TOTAL STYRENE MONOMER PRODUCTION CAPACITY			400	180
Styrenic Polymers
1. Monaca, Pennsylvania(2)	Styrene Monomer	ARCEL and EPS	250	115
2. Painesville, Ohio	Styrene Monomer	EPS	100	45
TOTAL STYRENIC POLYMERS PRODUCTION CAPACITY			350	160

Notes:

(1)
This represents a minority interest in the LyondellBasell Channelview, Texas PO/SM facility and the long-term styrene monomer processing agreement associated with that interest.

(2)
We have exited the DYLARK resin business. This capacity does not include any production from the unit.

Facility Profile (INEOS NOVA(1))

			Rated Capacity
Site	Feedstocks	Main Products	(mmlbs/year)		(kilotonnes/year)
Styrene Monomer
1. Bayport, Texas	Benzene, Ethylene	Styrene Monomer	1,700	(2)	770
2. Sarnia, Ontario	Benzene, Ethylene	Styrene Monomer	980		445
3. Texas City, Texas	Benzene, Ethylene	Styrene Monomer	1,070		485
TOTAL STYRENE MONOMER PRODUCTION CAPACITY			3,750		1,700
Styrenic Polymers
1. Breda, The Netherlands(3)	Styrene Monomer	EPS and STYROSUN	240		110
2. Decatur, Alabama	Styrene Monomer	SPS	420		190
3. Joliet, Illinois	Styrene Monomer	SPS	880		400
4. Marl, Germany	Styrene Monomer	EPS and SPS	620		280
5. Ribécourt, France	Styrene Monomer	EPS and EPS Silver	220		100
6. Springfield, Massachusetts	Styrene Monomer	SPS and NAS	330		150
7. Trelleborg, Sweden	Styrene Monomer	SPS	175		80
8. Wingles, France	Styrene Monomer	EPS and SPS	620		280
TOTAL STYRENIC POLYMERS PRODUCTION CAPACITY			3,505		1,590

Notes:

(1)
We own 50% of INEOS NOVA.

(2)
Approximately 220 million pounds per year of this capacity is committed to BASF Corporation.

(3)
INEOS NOVA closed its SPS production facilities on the Breda, The Netherlands site at the end of December 2009. The SPS facility had an annual capacity of 200 million pounds (90 kilotonnes) and the closure is not expected to impact the manufacturing of EPS and high performance polystyrene at the Breda site. This capacity does not include any production from Breda's SPS unit.

Our Business Segments

OLEFINS/POLYOLEFINS

        Our Olefins/Polyolefins business unit produces ethylene and polyethylene. As part of the ethylene production process, and in the preparation of feedstocks for this process, we also produce a number of co-products.

        Our Joffre, Alberta site is integrated with AEGS, which connects large-scale ethane extraction plants and ethane storage facilities to our ethylene plants. The Joffre feedstock pipeline is also integrated with the Joffre site and connects natural gas liquids production and storage facilities in Fort Saskatchewan, Alberta to the Joffre site. AltaGas completed construction of the Joffre feedstock pipeline in early 2005, and we operate and are the sole shipper on this pipeline. Ethylene produced at Joffre is fed directly to onsite polyethylene production at Joffre, as well as to customers at Joffre, Prentiss, Edmonton and Scotford, Alberta and to storage and customers at Fort Saskatchewan, Alberta.

        The Corunna, Ontario ethylene facility is connected to multiple pipeline systems that, in conjunction with the facility's flexible feedstock capabilities, enable us to optimize our feedstock slate. In addition, we utilize rail and marine transport to transport feedstocks. The Corunna facility provides ethylene by pipeline to our polyethylene production facilities in Mooretown, Ontario and our St. Clair River site in Corunna, Ontario. The Corunna facility also provides ethylene to INEOS NOVA's styrene monomer facility in Sarnia, Ontario as well as to customers in the Sarnia, Ontario area.

        For financial reporting purposes, we have three reportable segments as part of our Olefins/Polyolefins business unit: Joffre Olefins, Corunna Olefins and Polyethylene.

  Ethylene

        We have annual production capacity of approximately 6,600 million pounds of ethylene (excluding Dow's share of E3). Ethylene is a commodity chemical that we produce through thermal cracking, or pyrolysis, of various feedstocks, a process that uses high temperatures to break down the carbon chains. The feedstocks used to produce ethylene are natural gas liquids and crude oil derived feedstocks including ethane, naphtha, propane, butane and gas oils. The most common feedstocks used by us are ethane and, to a lesser extent, crude oil, naphtha and other natural gas liquids, such as propane and butane. Ethylene is used in the manufacture of polyethylene, styrene monomer, styrenic polymers and polyvinyl chloride, as well as chemical intermediates such as ethylene oxide, ethylene glycol, ethylene dichloride and vinyl acetate.

  Co-Products

        Co-products are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene, and butadiene—building blocks that are used to make items such as tires, carpet and clothing fibers, or household goods. Energy co-products include gasoline additives and fuel oil. The profitability of co-products depends on energy prices and the supply and demand balance for each co-product. Co-product production depends on the feedstock mix. Total co-product production capacity is approximately 5,500 million pounds per year. The majority of the co-products produced at our Joffre, Alberta and Corunna, Ontario facilities are sold to third parties in markets in Alberta, Ontario and the U.S. Gulf Coast. However, some co-products are consumed internally by us or sold to INEOS NOVA either as fuel or for the production of other products. For example, benzene, a co-product produced at our Corunna flexi-cracker is transported by pipeline from this facility to INEOS NOVA's Sarnia, Ontario styrene monomer facility and is used in the production of styrene monomer by INEOS NOVA.

        We produce ethylene and co-products at two locations, Joffre, Alberta and Corunna, Ontario. At Joffre, Alberta, we have three production units, E1, E2, and E3. In Corunna, Ontario, we have one production unit.

  Polyethylene

        We have annual production capacity of approximately 3,600 million pounds of polyethylene. Polyethylene is produced through the polymerization of ethylene. We produce polyethylene from ethylene supplied from our Joffre, Alberta and Corunna, Ontario facilities at three locations in Canada: Joffre, Alberta; St. Clair River, Corunna, Ontario; and Mooretown, Ontario.

        We have two polyethylene plants located at Joffre, Alberta, PE1 and PE2. PE1 has annual production capacity of approximately 1,480 million pounds and produces LLDPE from ethylene supplied from E1, E2 and E3. PE1 currently utilizes the NOVACAT® family of catalysts that was developed by us and our catalyst development partner, INEOS, as well as our proprietary gas-phase process technology originally licensed from Union Carbide Corporation ("UCC"). The licenses from UCC are fully paid and the obligations of confidence and non-use pursuant to these licenses have expired. Accordingly, we pay no royalties for the use of this technology and independently sustain and develop this technology as used in our facilities. PE2 has annual production capacity of approximately 950 million pounds. PE2 uses Advanced SCLAIRTECH technology to produce our SURPASS and some SCLAIR polyethylene resins from ethylene supplied from E1, E2 and E3.

        We have a polyethylene plant located at the St. Clair River site in Corunna, Ontario, which has annual production capacity of approximately 450 million pounds. We typically manufacture HDPE at this plant but can also manufacture LLDPE. Ethylene feedstock is supplied from the Corunna, Ontario olefins facility.

        We have a polyethylene plant located near Mooretown, Ontario that has an annual production capacity of approximately 740 million pounds. Ethylene feedstock is supplied from our Corunna, Ontario olefins facility. One of the lines at the plant currently uses our proprietary gas-phase process technology originally licensed from UCC to produce HDPE and the other line at the plant currently uses our proprietary high pressure process technology, also originally licensed from UCC, to produce LDPE. These licenses from UCC are fully paid and the obligations to UCC of confidence and non-use pursuant to these licenses have expired. We plan to complete a modernization and expansion project at our Mooretown, Ontario LDPE asset. We expect this project to be completed by late 2010 and expect the project to add up to 120 million pounds of annual production capacity, as well as upgrade the product slate, improve reliability and reduce production costs. See "Advanced Manufacturing Investment Strategy Loan" in our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this annual report under "Item 5—Operating and Financial Review and Prospects" for a description of a financing arrangement we entered to partially finance this project.

  Advanced SCLAIRTECH Technology

        After acquiring SCLAIRTECH technology in 1994, we further developed the technology and, in December 1996, announced that we had developed Advanced SCLAIRTECH technology. Advanced SCLAIRTECH solution-phase technology yields higher value polyethylene resins that we believe provide several advantages over standard polyethylene resins, such as clarity and toughness in end-use products manufactured by our customers.

        Advanced SCLAIRTECH technology used at PE2 includes two proprietary catalyst systems. The Ziegler-Natta ("Z-N") catalyst introduced in 2001 is used to make our SCLAIR line of polyethylene products. These are octene-based polyethylene grades primarily for film applications. In 2003, we commercialized a single-site catalyst using Advanced SCLAIRTECH technology and introduced a series of new polyethylene products under the trademark SURPASS. SURPASS resins have been commercialized for film, rotational molding and thin wall injection molding applications.

  Joffre, Alberta Facility

        We have three ethylene production facilities at Joffre, Alberta: E1, E2 and E3 (E3 is 50% owned by Dow). These three plants have an annual production capacity of approximately 1,600, 1,800 and 2,800 million pounds of ethylene (including Dow's share of E3 production capacity), respectively, for a total combined capacity of 6,200 million pounds. The combined co-product production capacity of E1, E2 and E3 is approximately 830 million pounds per year, depending on the feedstock used.

        Approximately half of the ethylene production capacity at these facilities (excluding Dow's share of E3 production capacity) is used internally to support our Joffre polyethylene production and the rest is sold to third parties. Third party sales are facilitated through a variety of medium to long-term contracts. These contracts typically contain pricing mechanisms that include a cost recovery component and a market-based component.

        All of the ethylene plants at the Joffre site use ethane as their primary feedstock. Ethane is typically supplied under contracts with the owners of natural gas liquids extraction and fractionation plants located in Alberta. Most of these supply agreements have 5 to 10 years remaining on their terms with the possibility of renewal by the parties. The price we pay under these agreements typically consists of two components: (1) the cost to replace the energy content of the ethane extracted from the gas stream (this component varies with the price of natural gas; we may pay the owner for replacement natural gas or purchase or swap natural gas to physically replace the energy content of the ethane) and (2) a fee to cover an agreed upon portion of the costs of plant operation and return on invested capital (this component may be fixed or vary with production). We supplement our ethane supplies through spot purchases.

        Virtually all of the ethane requirements for the Joffre site are transported via AEGS. Under a transportation agreement, we have the right to ship ethane on AEGS. We have also entered into an operating agreement with Fort Chicago, the owner of AEGS, under which we are responsible for the physical operation of AEGS, while Fort Chicago has responsibility for all commercial aspects of AEGS operations.

        We have the flexibility to use propane in addition to ethane for a portion of the Joffre feedstock requirements. Propane can be transported to Joffre by the Joffre feedstock pipeline owned by AltaGas.

        We continuously look for opportunities to expand our feedstock flexibility and supply to enhance our operational flexibility and support longer-term growth opportunities. In July 2007, the Alberta government released details of its "incremental ethane extraction policy" that provides incentives for value-added production and use of ethane in the province. We plan to take advantage of this policy to increase the utilization of our existing ethylene crackers at our Joffre manufacturing facility.

        In 2008, we participated in the Alberta Energy and Utilities Board's (the "EUB") inquiry into potential inequities surrounding the conventions and practices governing the extraction of natural gas liquids from the common natural gas stream transported on Alberta regulated pipelines and other related matters (the "Inquiry"). The Inquiry examined whether or not these conventions and practices need to be changed, what those changes might be, and how they could be implemented. The Inquiry's report to the Alberta government was issued in February 2009. The Inquiry made several recommendations that could be beneficial to the petrochemical industry in Alberta. We have been involved in committees and policy groups seeking consensus on the implementation of the various recommendations of the Inquiry and plan to continue our involvement in these groups. In addition, TransCanada has received approval to move the regulation of its Alberta system (the former NOVA Gas Transmission Ltd.) from the EUB to the National Energy Board. We have participated in shipper committees and regulatory proceedings relating to this change of regulation and plan to participate in future proceedings on these issues.

        In 2010, we expect the flows of natural gas across the Canadian border to the United States to decline due primarily to low selling prices for natural gas in North America. This will likely lead to less natural gas flowing through the Straddle Plants and therefore less ethane available as feedstock for our ethylene plants at Joffre. We plan to continue work with suppliers and the Alberta government to source additional supply for our feedstock needs. These sources could include, among others, the streaming of natural gas with low ethane content for industrial consumption in Alberta, with the expected result that high ethane content natural gas will flow through the Straddle Plants; natural gas liquids from large new gas finds in Alberta, British Columbia and northern sources; ethane from off-gas produced at Alberta's oilsands; and ethane from the Alliance pipeline which is not currently extracted in Alberta. There can be no assurances on the timing, volume or ethane content from any of these sources.

        As part of the ethylene production process at Joffre, we produce approximately 830 million pounds of co-products per year, depending on the feedstock used. Co-products, other than hydrogen and carbon dioxide, are shipped by railcar to markets in Alberta, Ontario and the U.S. Gulf Coast.

  Corunna, Ontario Facility

        The Corunna, Ontario olefins facility, located near Sarnia, Ontario, has an annual production capacity of approximately 1,800 million pounds of ethylene and 900 million pounds of propylene. In both cases, capacity is dependent on feedstock mix. The Corunna olefins facility has the flexibility to process a wide range of hydrocarbon feedstocks including crude oil, condensates, ethane, propane, butane, naphtha and gas oils to produce ethylene and co-products for use by our downstream operations and for sale to third parties. The feedstock chosen depends on market conditions and is determined by using a model that calculates the optimal feedstock mix to produce the most profitable mix of products. The majority of ethylene production from the

Corunna olefins facility is used internally by us to produce polyethylene or sold to INEOS NOVA for styrene monomer production.

        The blend of feedstocks processed in the Corunna, Ontario olefins facility determines the range of co-products obtained, with heavier feedstocks such as naphtha producing more co-products. The facility has a production capacity of approximately 4,700 million pounds of co-products per year.

        Feedstocks for the Corunna, Ontario olefins facility are obtained from a wide variety of sources. Crude oil and naphtha are the main feedstocks processed at the facility. Condensate, a lighter feedstock than crude oil that yields a higher proportion of olefins versus fuel oil co-products, as well as propane, butane and naphtha are also processed at the Corunna facility. All crude oil and the majority of condensate are delivered via Enbridge Inc. ("Enbridge") pipeline systems. We source crude oil and condensate feedstocks from offshore locations, western Canada and the United States. Offshore crude oil and condensate are delivered to Portland, Maine and then ultimately to the Corunna facility via Enbridge's Line 9 pipeline system. Propane, butane and naphtha are sourced from western Canadian and local producers as well as United States sources, principally by pipeline. In February 2010, we and Buckeye Partners L.P. announced the signing of a memorandum of understanding regarding the evaluation and possible development of a mixed natural gas liquids pipeline from the Marcellus Basin in Pennsylvania to the refining and petrochemical complex in the Sarnia-Lambton area in Ontario, Canada. We hope to be able to secure long-term competitive petrochemical feedstock supply for our Sarnia operations via this project.

  Joffre, Alberta Cogeneration Plant

        In June 2000, we, ATCO Power Canada Ltd. ("ATCO"), and an affiliate of EPCOR Utilities Inc. ("EPCOR") opened a natural gas-fired cogeneration power plant with a nominal installed peak capacity of 480 megawatts at our production site at Joffre, Alberta. The power plant supplies the electrical needs for the entire Joffre site, with excess power sold to Alberta's provincial power grid. The facility also provides steam to certain production facilities within the site. We jointly own the cogeneration facility with ATCO and EPCOR, with ATCO serving as the facility operator. Our respective interest is 20% while both ATCO and EPCOR each have a 40% interest.

PERFORMANCE STYRENICS

        Our Performance Styrenics business unit includes our EPS and ARCEL resin assets, our minority interest in LyondellBasell's PO/SM facility in Channelview, Texas and our interests in EPS-based downstream businesses and ventures for the building and construction industry. During 2009, we restructured our Performance Styrenics business unit to decrease overall fixed costs and focus our resources on only our best and most immediate opportunities. For example, we rationalized our EPS capacity to a more sustainable level to allow us focus on our best performing EPS products. In addition, we ended commercial production of our DYLARK engineering resin, one of our polymer products, due to the long-term market deterioration. We intend to continue to evaluate this business unit and may exit other product lines and eliminate, consolidate or sell certain downstream businesses or ventures.

        The long-term styrene monomer processing agreement associated with our interest in LyondellBasell's PO/SM facility provides sufficient styrene monomer supply for the operation of our Performance Styrenics business unit. We and INEOS NOVA have an agreement in place whereby INEOS NOVA provides our required share of benzene to the LyondellBasell facility.

  North American Polymers

        We produce EPS at our Beaver Valley site at Monaca, Pennsylvania and at our Painesville, Ohio facility. EPS resins are used in applications such as foam cups, noodle bowls, takeout and ice cream containers, insulation board and foam packaging. Our EPS cup and container resin is sold under the trademark DYLITE®.

        Our Beaver Valley site in Monaca, Pennsylvania also produces ARCEL resins, which contain polystyrene and polyethylene. This expandable bead is sold into the protective packaging market. In addition to producing

ARCEL resins at our Beaver Valley site, in September 2005, we entered into an agreement with Ningbo Chang-Qiao Engineering Plastics Co., Ltd., an affiliate of Loyal Chemical Industrial Corporation, to provide new finishing capacity for ARCEL resins near Shanghai, China.

        The Beaver Valley site also produced DYLARK resins for use in instrument panels and other parts for the global automotive industry. Due to the long-term deterioration of the market, we ended commercial production of our DYLARK resin in 2009.

  Downstream Businesses and Ventures

        We attempt to leverage our intellectual property and market expertise by entering into downstream businesses and ventures, either directly or by entering into strategic relationships with partners. These businesses and ventures are in the development or start-up stage. The strategic objective of these initiatives is to capture value beyond the sale of resin. In addition to the sale of the finished products manufactured by these businesses and ventures, we have, to a limited extent, licensed certain of our proprietary technology, such as our in-mold labeled cup and container technology. As part of the restructuring of our Performance Styrenics business unit in 2009, we eliminated certain of these downstream businesses and ventures. We intend to continue to evaluate this business unit, which may result in exiting certain downstream businesses and ventures.

INEOS NOVA

        We own a 50% interest in INEOS NOVA, a 50:50 joint venture with INEOS that produces and markets styrene monomer and SPS in North America and SPS and EPS in Europe.

  Styrene Monomer

        INEOS NOVA has a total rated production capacity of approximately 3,750 million pounds of styrene monomer per year at sites in Sarnia, Ontario (980 million pounds), Bayport, Texas (1,700 million pounds) and Texas City, Texas (1,070 million pounds). Styrene monomer is produced from ethylene and benzene. INEOS NOVA produces styrene monomer by the process of alkylation of ethylene with benzene to produce ethylbenzene and then dehydrogenation of ethylbenzene.

        In connection with the expansion of the joint venture on October 1, 2007, we and an affiliate of INEOS entered into a series of North American feedstock agreements with INEOS NOVA's North American operating companies. All of the ethylene and approximately half of the benzene requirements for the Sarnia, Ontario styrene monomer facility are supplied by pipeline from our Corunna, Ontario olefins facility. The balance of benzene feedstock is obtained from nearby third-party petroleum refineries. We and the affiliate of INEOS entered into ethylene supply agreements with INEOS NOVA to supply the Bayport, Texas styrene monomer facility with the ethylene required for that facility. All benzene for the Bayport, Texas facility is obtained from external sources. All of the ethylene for the joint venture's Texas City, Texas styrene monomer facility is obtained from INEOS's affiliate and the benzene is obtained from nearby third party refineries as well as from merchant sources.

        In connection with the commencement of the joint venture in October 2005, we entered into a contract to supply the joint venture with 50% of its styrene monomer requirements. When the joint venture was expanded in 2007, we contributed our North American styrene monomer assets and our European styrene monomer purchase contracts to INEOS NOVA. Accordingly, INEOS NOVA is now responsible for supplying the 50% of its European styrene monomer requirements that was formerly supplied by us. INEOS NOVA has a contract with INEOS pursuant to which INEOS is responsible for supplying the joint venture with the remaining 50% of its European styrene monomer requirements.

        While INEOS NOVA does not produce styrene monomer in Europe, it obtains its 50% styrene monomer feedstock requirement from other European producers through a mix of established purchase agreements, spot purchases, or when economically viable, from internally produced styrene monomer in North America.

  Styrenic Polymers

        INEOS NOVA produces SPS (which is sold in various grades, including crystal and high-impact) in North America and SPS and EPS in Europe.

        INEOS NOVA's styrenic polymer feedstock requirements can currently be satisfied through internal styrene monomer production and purchase agreements and the agreement with INEOS to provide 50% of the joint venture's European styrene monomer requirements.

  North American SPS

        INEOS NOVA has three SPS manufacturing facilities in North America: Decatur, Alabama; Joliet, Illinois, and Indian Orchard at Springfield, Massachusetts. Total SPS production capacity for North America is 1,630 million pounds per year, consisting of both crystal and impact polystyrene.

        Crystal polystyrene end-use applications include CD jewel boxes, food packaging, one-time-use foodservice ware (cups/plates/bowls/utensils), medical applications, quick-service/convenience packaging and insulation. Impact polystyrene resins are used in applications such as office/desk supplies, small appliances, industrial spools, bathroom accessories, electronics housings, food packaging and one-time-use foodservice ware.

  European SPS and EPS

        INEOS NOVA has five facilities in Europe with total rated annual styrenic polymer production capacity of approximately 1,875 million pounds. INEOS NOVA has an aggregate SPS capacity of 975 million pounds per year produced at facilities in Marl, Germany; Wingles, France; and Trelleborg, Sweden. In December 2009, INEOS NOVA closed its SPS production facilities in Breda, The Netherlands. The plant had a capacity of 200 million pounds per year.

        INEOS NOVA has the capability to produce EPS at four of its five European sites, with aggregate annual capacity of approximately 900 million pounds.

Distribution of Products

        Our products are marketed primarily through our sales force, with support from established distributors, agents and traders. Canadian products are sold into the United States primarily through our subsidiary, NOVA Chemicals Inc., for resale through distribution arrangements. Our subsidiary, NOVA Chemicals (International) S.A., sells in Europe, Asia, Africa, Australia, and Latin America either directly or through distribution arrangements. Distribution agreements among our affiliates provide for arm's length pricing.

        The following table summarizes, for the years ended December 31, 2009, 2008 and 2007, the geographic segments in which we sell our products and the percentage of sales in each segment.

	Percentage of Sales, Year Ended December 31,
Geographic Segment	2009	2008	2007(1)
Canada	29%	36%	35%
United States	50%	45%	43%
Europe and Others	21%	19%	22%

Notes:

(1)
The 2007 sales include: (i) the results from the first nine months of our former STYRENIX business unit and NAS and ZYLAR resins that were formerly included in our Performance Styrenics business unit and contributed to the expanded joint venture; and (ii) our 50% share of INEOS NOVA's sales for the last three months of 2007.

        No significant portion of our business is dependent upon a single customer. Sales to Canadian and United States federal, state, provincial and local governmental bodies account for less than 1% of annual sales.

        We and INEOS NOVA have entered into certain non-competition and distribution agreements. Pursuant to these agreements, we distribute INEOS NOVA's European produced EPS in North America for INEOS NOVA and INEOS NOVA distributes our ARCEL resins and EPS for us in Europe.

        We lease or own approximately 5,800 rail hopper and tank cars for use in transportation and delivery of our polyethylene, co-products and styrenic polymer products to customers in North America. Trucks are used for distributing products sold in bags and boxes and smaller loads of bulk products. Marine vessels are used to transport bulk product and products sold in bags and boxes, mostly to Asia. We do not own or lease trucks or ships, but do pay transportation fees under short-term arrangements.

Competition

        We compete with other chemical producers on the basis of price, service, product quality, performance and deliverability. Among our competitors are some of the world's largest plastics and chemical companies and major integrated oil companies that are larger and have greater financial resources. Some also have their own raw material resources. The keys to competing successfully in this industry are scale of facilities, low-cost feedstocks and differentiated product and process technologies.

        Prices for our standard chemical and polymer products are determined in part by market factors, such as supply/demand balances and feedstock costs that are beyond our control. We generally sell these products at prevailing market prices but, on occasion, products are sold based on negotiated prices.

Cyclicality

        Our historical operating results reflect the cyclical and volatile nature of the plastics and chemical businesses. The markets for ethylene, polyethylene, styrene monomer and styrenic polymers historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of oversupply resulting from capacity additions. Prolonged oversupply leads to declining capacity utilization rates, prices and profit margins. Because we derive nearly all of our revenue from sales of these products, our operating results are more sensitive to this cyclical nature than many of our competitors that have more diversified businesses. Currently, known ethylene and styrene monomer chain capacity additions in North America over the next several years are limited. On a global basis, we expect announced ethylene and polyethylene capacity additions in the Middle East and Asia to start up during 2010 and beyond. The primary driver of cyclical upswings in the ethylene and styrenics sectors is generally the combination of limited supply growth and improved demand growth, which is driven by sustained gross domestic product and industrial production growth.

        Cyclicality is exacerbated by volatility in feedstock prices. In response to higher feedstock prices and other market factors, plastics and chemical producers will generally announce price increases. However, the implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for a particular product and feedstock costs, which may be beyond our control.

Seasonality

        We sell primarily to non-durable markets such as flexible packaging, containers, plastic bags, and housewares. As a result, the effect of seasonality is minimal.

Intellectual Property

  Overview

        We own directly, or license from affiliates, a large number of patents in Canada, the United States and other countries. We also own or license a number of trademarks, which are used to identify various chemical and plastic products. While these patents and trademarks constitute valuable assets, we do not regard any single patent or trademark as being material to our operations as a whole.

        We actively support all of our technologies to maintain our competitive position, including technologies developed by us and those licensed from third parties. Some of the technologies licensed from third parties are subject to certain restrictions on use.

        We were initially a licensee of the technology used in our manufacturing operations. However, over time, we have acquired a variety of business units with associated technology assets in areas including process and catalyst technology, as well as polymer technologies. In addition, since 1994 we have expanded our research and development activities. The result is a technology portfolio with approximately 600 patents (excluding INEOS NOVA owned patents), margin-enhancing polyethylene process technologies such as Advanced SCLAIRTECH technology and proprietary single-site catalyst positions.

        We own two key technologies for the production of polyethylene—SCLAIRTECH technology and Advanced SCLAIRTECH technology. In addition to these technologies, we conduct research and development on other polyethylene technologies including gas-phase and high-pressure technology.

        We acquired our proprietary SCLAIRTECH technology and a global SCLAIRTECH technology licensing business from DuPont Canada Inc. in 1994. Our St. Clair River site utilizes SCLAIRTECH technology to produce SCLAIR HDPE resins. In addition, our SCLAIRTECH technology is currently licensed for use at 11 plants worldwide.

        In 2001, we began commercial operation of our new, proprietary Advanced SCLAIRTECH technology for the production of polyethylene. The first step in the introduction of this technology was to utilize a proprietary Z-N catalyst to manufacture new polyethylene products. In 2002, a line of new, Z-N catalyzed, octene-based SCLAIR resins was launched intended for higher-value polyethylene film applications.

        In April 2003, we announced the commercial introduction of our first polyethylene resins produced with Advanced SCLAIRTECH technology and utilizing our new proprietary single-site catalyst. We manufacture and sell these polyethylene resins under the trademark SURPASS. SURPASS resins have been commercialized for film, rotational molding and thin wall injection molding applications.

        We continue to focus on developing and commercializing higher value polyethylene manufactured using Advanced SCLAIRTECH technology, including those used in film, injection molding and rotational molding.

  Polyethylene Catalysts

        We have developed three key proprietary families of catalyst technologies for polyethylene production. The first is a family of proprietary single-site catalysts for Advanced SCLAIRTECH technology and other polymer technologies including gas-phase polyethylene. These single-site catalysts impart unique properties and create products that compete with many metallocene-based polyethylene products. The second family of catalysts includes proprietary Z-N catalysts used for SCLAIRTECH technology and Advanced SCLAIRTECH technology. Finally, the NOVACAT family of catalysts was developed by us and our catalyst development partner, INEOS, for use in gas-phase polyethylene. NOVACAT catalysts provide enhanced throughput, product range and properties when compared to traditional Z-N catalysts in commercial gas-phase polyethylene production facilities. Variants of the catalyst are available for the manufacture of conventional and higher value LLDPE and narrow molecular weight HDPE. The NOVACAT family of catalysts is currently being run on several different gas-phase technologies by us and licensees.

  Styrenic Polymer Technologies and Products

        We and INEOS NOVA own or have the rights to a significant portfolio of styrenics technology, in the fields of both polymer production and styrenic polymer applications. Prior to 1999, we licensed technology from a number of other companies and also developed our own technology for the polymerization of styrene monomer. As part of our acquisition of styrenics assets from Huntsman and Shell, we acquired additional access to a broad range of styrenic product and process technology, as well as knowledge in polystyrene and styrenic polymers. The technologies acquired include the one-step Shell process technology for EPS and polystyrene manufacturing and compounding technology relating to a number of styrenic polymers.

        Examples of styrenic polymer technologies are ARCEL resins that are sold into the protective packaging market, EPS Silver resins that are sold primarily into the European construction and building marketplace and DYLITE premium cup and container grade resins used for EPS cups.

Research and Development

        The following table summarizes, for the years ended December 31, 2009, 2008 and 2007, the amount we spent on research and development activities and technical support, including activities to improve our existing products.

	Year Ended December 31,
	2009	2008	2007
Research and Development	$32 million	$42 million	$42 million
Technical Support	$8 million	$10 million	$8 million

        In 2009, the amount that we spent on research and development and technical support was lower due to cost cutting efforts, which were primarily in styrenics.

  Olefins/Polyolefins

        Our Olefins/Polyolefins business unit conducts research at the NOVA Chemicals Research & Technology Center and the NOVA Chemicals Technical Center, both located in Calgary, Alberta. Both centers are equipped with state of the art facilities for the development of new catalysts, olefin and polyolefin processes as well as full scale testing of new products. The demonstration plant for Advanced SCLAIRTECH technology is located at the St. Clair River site in Corunna, Ontario and is capable of testing new catalysts, new polyethylene products and reactor processes.

  Performance Styrenics

        NOVA Chemicals operates a technical center located at the Beaver Valley site in Monaca, Pennsylvania. The Performance Styrenics business unit also operates a pilot plant at the Beaver Valley site.

Responsible Care® and Environmental Regulations

        In 1985, we adopted the Responsible Care initiative as the basis for our overall safety, health, environment, security and risk program. Responsible Care is a global chemical industry performance initiative created by the Chemistry Industry Association of Canada in 1985 and adopted by the American Chemistry Council in the United States in 1988. Responsible Care is currently practiced by chemical industry associations in over 50 countries worldwide. Responsible Care requires participants to commit to the responsible management of the total life cycle of their products.

        Since 1990, we have utilized an internal environment, health and safety audit program to manage regulatory compliance at our operating facilities. Our Responsible Care Audit Program was evaluated by a leading international environment, health and safety consulting firm in 1997, 2001, 2003 and 2007. Based on the 2007 assessment, the consulting firm concluded that the Responsible Care Audit Program is a top quartile program that has all of the hallmarks of an industry leading program.

        Like other companies in our industry, we are subject to extensive environmental laws and regulations at all levels of government. These laws and regulations concern the manufacture, processing and importation of certain chemical substances, discharges or releases to air, land or water and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials.

        Although we believe that our businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of chemical products involve the risks of accidental discharges of hazardous materials, personal injury and property and environmental damage.

        United States and Canadian generally accepted accounting principles require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value based on a discounted value of the expected costs to be paid when the assets are retired. On December 31, 2009, NOVA Chemicals had $37 million of accumulated reserve for activities anticipated to be required for the decommissioning and site restoration of currently active plant sites.

        We review our accumulated reserves for decommissioning and site restoration quarterly to determine if adjustments are required. Because these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process because the degree of natural attenuation, evolution of new technologies and potential future land uses may mitigate future environmental liabilities and potential costs.

        Our environmental capital expenditures, including pollution abatement and remedial programs, were approximately $2 million in 2009 (2008: $4 million; 2007: $19 million). Operating expenses relating to environmental protection were approximately $7 million in 2009 (2008: $6 million; 2007: $9 million). Total remedial expenditures to dismantle and remediate discontinued facilities and sites totaled approximately $1 million in 2009 (2008: $1 million; 2007: $2 million).

Foreign Operations

        Foreign operations are subject to various risks differing from those in Canada and the United States including political events, tax changes, labor difficulties, price controls and other governmental actions. We actively address these risks as part of our risk management system.

        We sell our products worldwide. We have established our international commercial headquarters in Switzerland to coordinate commercial activities outside of North America and maintain sales support operations globally.

Legal Proceedings

        We are involved in litigation from time to time in the ordinary course of business. Among these items is a claim for approximately $120 million by Dow and its European affiliate. In October 2000, we and Union Carbide Canada Inc. (now Dow) commenced operation of a jointly owned, third ethylene plant in Joffre, Alberta, E3. Dow sued us in 2006 alleging that we violated certain provisions of the contracts governing E3, by converting or otherwise taking ethylene that should have been delivered to Dow. We strongly disagree with Dow's interpretation of the contracts, and have counterclaimed in the same action for approximately $300 million, on the basis that it is Dow who is in breach of these contracts by acting in a manner both contrary to the interests of the joint venture and intended to undermine our ability to carry out our duties as the operator of E3. No amount has been accrued at December 31, 2009 with respect to this claim.

4.C. ORGANIZATIONAL STRUCTURE

        IPIC is the ultimate parent of the NOVA Chemicals group of companies. The following list includes all significant subsidiaries of NOVA Chemicals and indicates their respective jurisdictions of incorporation, continuance or organization. All of the voting securities of each significant subsidiary are held directly or indirectly by NOVA Chemicals:

Name	Jurisdiction
NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.	Canada
NOVA Chemicals Inc.	Delaware, USA
NOVA Chemicals (International) S.A.	Switzerland
Novacor Chemicals Investments B.V.	The Netherlands
NOVA Petrochemicals Ltd.	Alberta, Canada
NOVA Chemicals Cooperatief U.A.	The Netherlands
NC Holdings USA Inc.	Delaware, USA

        NOVA Chemicals' 50% equity interest in its joint venture with INEOS is held as follows. In North America, NOVA Chemicals' subsidiary, NOVA Chemicals Inc., holds a 50% equity interest in INEOS NOVA LLC (a Delaware limited liability company). North American joint venture operations are conducted either through INEOS NOVA LLC or INEOS NOVA Ltd. (a corporation governed by the laws of Canada that is wholly owned by INEOS NOVA LLC). In Europe, NOVA Chemicals' subsidiary, NOVA Chemicals (International) S.A., owns a 50% equity interest in each of INEOS NOVA European Holdings B.V. (a corporation governed by the laws of the Netherlands) and INEOS NOVA International S.A. (a corporation governed by the laws of Switzerland). European joint venture operations are conducted through INEOS NOVA International S.A. and subsidiaries of INEOS NOVA European Holdings B.V.

4.D. PROPERTY, PLANTS AND EQUIPMENT

        We own a number of plants and facilities for the production of chemicals and plastics. For a detailed discussion regarding the use, capacity and products of these facilities, see "Item 4.B.—Business Overview". In addition to our production facilities, we lease or own approximately 547,000 square feet of office space in numerous locations, mostly in North America. Our head office is located in Calgary, Alberta. Our United States commercial center is located in Moon Township, Pennsylvania. For further information on environmental issues that may affect our utilization of our assets, see "Item 3.D.—Risk Factors" and "Item 4.B.—Business Overview—Responsible Care and Environmental Regulations".

Item 4A.    Unresolved Staff Comments

  Not Applicable

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the information contained in the Annual Audited Consolidated Financial Statements and the notes thereto included in this Form 20-F. This MD&A is based upon financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 23 to the Annual Audited Consolidated Financial Statements. References are made to certain non-GAAP measures throughout this MD&A. These measures are discussed in Supplemental Measures. Unless otherwise indicated or required by the context, as used in this MD&A, the terms "NOVA Chemicals," the "Corporation," "we," "our" and "us" refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated under Canadian GAAP. All amounts are presented in U.S. dollars unless otherwise noted.

NOVA Chemicals Corporation

        We are a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods. On July 6, 2009, a wholly-owned subsidiary of International Petroleum Investment Company ("IPIC") completed the acquisition of all of our issued and outstanding common shares.

        We operate two business units and hold a 50% interest in a joint venture with INEOS Group Limited ("INEOS"), called INEOS NOVA.

Business Units

  •
  Olefins/Polyolefins manufactures and sells ethylene and polyethylene ("PE"), as well as chemical and energy co-products.

  •
  Performance Styrenics manufactures and sells expandable polystyrene ("EPS") in North America and other styrenic polymers. This business unit also has interests in EPS-based downstream ventures and businesses principally for building and construction applications.

INEOS NOVA

        INEOS NOVA is a 50:50 joint venture between us and INEOS that manufactures and sells styrene, solid polystyrene ("SPS") and EPS.

IPIC Transaction

        On February 23, 2009, we entered into an arrangement agreement (the "Arrangement Agreement") with IPIC, which is wholly owned by the government of the Emirate of Abu Dhabi, providing for the acquisition by IPIC of all of our outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals and, through a wholly owned subsidiary, acquired all of our issued and outstanding common shares (the "Acquisition"). Prior to July 6, 2009, IPIC provided us with $350 million of interim debt financing that was converted into our common equity at the closing of the Acquisition. We refer to the Acquisition and the conversion of the interim debt financing into equity collectively as the "IPIC Transaction". Our common shares were delisted from the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange on July 6, 2009.

        We elected to use push-down accounting under the Canadian Institute of Chartered Accountants ("CICA") 1625, Comprehensive revaluation of assets and liabilities, which resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, we have applied, for the first time and prospectively, the principles of CICA 1582, Business combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities have been adjusted to their respective estimated fair values on July 6, 2009 as reflected in Note 3 of the Annual Audited Consolidated Financial Statements.

        Although we continued as the same legal entity after the IPIC Transaction, our consolidated financial information for 2009 is presented for two periods: Predecessor and Successor, which relate to the periods preceding and succeeding the Acquisition on July 6, 2009. These separate periods are presented to reflect the new accounting basis established for our company as of July 6, 2009, and highlight the fact that the financial information for these periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial information also reflects the equity contributions from IPIC.

Refinancing

        During October and November 2009, we refinanced a substantial portion of our outstanding debt scheduled to mature in 2010. On October 16, 2009, we issued $350 million of 8.375% senior notes due 2016 and $350 million of 8.625% senior notes due 2019. We used $496 million of the offering proceeds to repay debt under our senior secured credit facility and bilateral credit facilities, and plan to use the balance of the proceeds, to repay outstanding debt under our total return swap and for general corporate purposes. On November 17,

2009, we entered into a new $350 million senior secured revolving credit facility to replace our prior facility that was scheduled to expire on March 31, 2010. In addition, we amended two of our senior unsecured bilateral credit facilities (which were previously amended to shorten their maturity dates to March 2010) to revert back to their original maturity dates. As a result of these transactions, we now have four revolving credit facilities totaling $615 million in borrowing capacity. These facilities include:

  •
  $350 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on November 17, 2012;

  •
  $65 million senior unsecured bilateral credit facility, which expires on March 20, 2010;

  •
  $100 million senior unsecured bilateral credit facility, which expires on March 20, 2011; and

  •
  $100 million senior unsecured bilateral credit facility ($30 million expires on March 20, 2010, $30 million expires on September 20, 2011 and $40 million expires on September 20, 2013).

        In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. The new programs expire in February 2012 and each allow for a maximum funding of $100 million.

        After the above refinancings, we now have a $75 million total return swap, which terminates on March 31, 2010, and Cdn$250 million (US$237 million, based on a forward exchange rate of 0.9494 entered on January 22, 2010) of 7.85% senior notes, which mature in August 2010. We intend to repay our total return swap upon termination and pay off the 7.85% Senior Notes upon maturity using a portion of the proceeds from our October 2009 offering of senior notes, cash on hand and borrowings under our credit facilities.

Key Drivers of Financial Performance

        Our earnings and cash flow primarily are influenced by the margins earned on the products we manufacture. Margin is the difference between the selling price of products and the direct cost to produce and distribute them. Margins for companies in the plastics and chemical industry are driven by the supply/demand balance and tend to be cyclical.

Supply/Demand Balance—The Key Driver of Profitability

        The supply/demand balance, as measured by industry operating rates, is generally the best indicator of profitability in the plastics and chemical industry. During peak conditions, when operating rates tend to be high, prices and margins generally increase as customers attempt to secure scarce supply to meet their production needs. Conversely, during trough conditions, which tend to occur when operating rates are low, margins generally decrease since there is ample supply to meet customer demand.

Plastics and Chemical Industry Earnings are Cyclical

        By its nature, profitability in the plastics and chemical industry is cyclical. Demand growth is driven by economic growth, which tends to be relatively consistent over time. In contrast, new product supply grows in large increments through the construction of large, complex new plants, which generally require significant capital and lead-time of four to six years to complete.

        As industry operating rates increase, prices and producers' margins tend to increase. Extended periods of profitability encourage new investment in plants to serve growing demand. New supply added in excess of demand growth causes industry operating rates and profitability to decline. Periods of reduced profitability deter investment in new plants and force high-cost, unprofitable producers to rationalize capacity. Continued demand growth and lack of new investment lead to tightening capacity utilization and a return to increased profitability. This alternating pattern of supply surplus and shortage creates the earnings cycles that are typical in commodity industries.

Price, Volume and Cost Influence Profitability

  Price is driven by feedstock costs and the supply/demand balance

        Pricing for our polymer and chemical products is based on the amount our customers are willing to pay for these products compared to similar available or competing products. Prices can rapidly change as a result of feedstock costs and fluctuations in the supply/demand balance. While feedstock costs heavily influence the price of our products, margins drive profitability.

  Volume is driven by economic growth

        Sales volumes for plastics and chemical products are most heavily influenced by economic growth, a key driver of demand. Sales volumes also may be influenced by short-term changes in customer buying patterns which primarily are driven by expectations of price volatility. Anticipation of higher prices or limited product availability can motivate customers to purchase beyond short-term needs and build inventories. Conversely, expectations of lower prices can motivate customers to delay purchases and consume inventories. These short-term buying patterns can create quarterly earnings volatility for plastics and chemical producers and are not necessarily representative of longer-term profitability.

  Costs—feedstock cost advantage is critical to sustained profitability

        Feedstock costs are the single largest component of our costs and account for 70-80% of the total cost of our products. Our primary feedstocks include ethane, other natural gas liquids, crude oil, and condensates, while INEOS NOVA's primary feedstocks are benzene and ethylene. Feedstock costs heavily influence the price of our products, and in recent years, feedstock cost volatility has led to rapid changes in product prices. Since feedstock costs represent the most significant portion of total production costs, a feedstock cost advantage can lead to enhanced profitability relative to industry peers and is the key to our profitability throughout the cycle.

        The remaining 20-30% of the total cost of our products consists of variable conversion costs and fixed costs such as: plant operating and distribution costs; selling, general and administrative costs ("SG&A"); and research and development costs ("R&D"). SG&A costs represent all direct and most indirect expenses incurred in directing and managing the company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.

        The following table illustrates how changes in various feedstock costs could affect our after-tax income assuming all other factors are held constant. The sensitivity is based on 2009 actual consumption volumes (excluding hedged items and respective hedging instruments) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of dollars, except as noted)	Change	Increase/Decrease in After-Tax Income
Crude oil	10%	$30
Natural gas	10%	$28
Propane	10%	$10
Butane	10%	$25

  Currency Sensitivity

        Our investing, financing and operating activities continue to be exposed to currency risks which effective October 1, 2008, includes both translation and transaction effects. As of December 31, 2009 and 2008, NOVA Chemicals had a net monetary liability position of $675 million and $857 million, respectively in non-U.S. dollar currencies at their respective current exchange rates. Each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $5 million and $7 million after-tax, respectively. Any change in the Euro would not be material. Once the Cdn$250 million of 7.85% senior notes are either locked at a forward exchange rate or paid off each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the remaining net liability by $3 million after-tax.

  NOVA Chemicals' Highlights

(millions of U.S. dollars)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008(1)	2007(1)
	Successor	Predecessor
Total assets	$5,533	N/A	$4,007	$4,816
Total long-term liabilities	$2,743	N/A	$1,949	$2,304
Revenue	$2,179	$1,871	$7,366	$6,732
Operating income (loss)(2)
Olefins/Polyolefins
Joffre Olefins	$105	$87	$621	$531
Corunna Olefins	(27)	(78)	(243)	152
Polyethylene	149	42	(43)	127
Eliminations	(4)	(8)	36	(18)

Total Olefins/Polyolefins	223	43	371	792
Performance Styrenics	(2)	(27)	(69)	(30)
INEOS NOVA Joint Venture(3)	(2)	6	(103)	(5)
Corporate	(130)	(236)	(143)	(202)

Operating income (loss)(2)	$89	$(214)	$56	$555

Net (loss) income	$(2)	$(239)	$(40)	$348

Notes:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

(2)
See Supplemental Measures.

(3)
As of October 1, 2007, the results reflect our 50% share in INEOS NOVA. Prior to that period, results reflected our North American styrene and SPS business and 50% of our interest in the European styrenics joint venture with INEOS.

  Changes in Our Net (Loss) Income

(millions of U.S. dollars)	July 6 to Dec. 31, 2009 vs. 2008(1)	Jan. 1 to July 5, 2009 vs. 2008(1)	2008 vs. 2007(1)
	Successor	Predecessor
Lower operating margin(2)	$(47)	$(326)	$(621)
Lower (higher) research and development	32	32	(2)
Lower (higher) selling, general and administrative	126	54	(18)
Foreign exchange (losses) gains	(222)	(156)	117
Lower (higher) restructuring charges	14	(5)	49
Lower (higher) depreciation and amortization	130	131	(24)
Lower interest expense	71	62	19
Higher (lower) gains and losses	3	8	(22)
(Higher) lower income tax expense	(69)	1	114

Increase (decrease) in net income	$38	$(199)	$(388)

Notes:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

(2)
Operating margin equals Revenue less Feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Discussion of Consolidated Financial Results of Operations

  July 6 to December 31, 2009 Versus Full Year 2008

        Net (Loss) Income for the period from July 6 to December 31, 2009 was a net loss of $2 million compared to a net loss of $40 million in 2008. The improvement in net loss was a result of economic and business conditions beginning to stabilize, which resulted in steadier feedstock costs, selling prices and sales volumes. Lower operating costs also contributed to the decrease in net loss.

        Revenue for the period from July 6 to December 31, 2009 was $2,179 million, significantly down from $7,366 million in 2008 primarily due to the shorter time period and lower sales prices and volumes.

        Feedstock and Operating Costs for the period from July 6 to December 31, 2009 were $1,712 million compared to $6,852 million during 2008. The steep decline in feedstock and operating costs was due to the shorter time period and significantly lower average crude oil, benzene and natural gas prices during the period in 2009 compared to 2008 that occurred as a result of the reset in commodity and materials prices triggered by the global recession that started in the second half of 2008.

        Foreign Exchange (Losses) Gains for the period from July 6 to December 31, 2009 were a loss of $105 million compared to a gain of $117 million in 2008. The difference was due to the effect of a strengthening Canadian dollar on Canadian-denominated liabilities in the 2009 period and the change of our functional currency during 2008.

        Depreciation and Amortization expense was $131 million for the period from July 6 to December 31, 2009, down from $261 million in 2008, due to the shorter time period. The application of push-down accounting did not impact depreciation as we reassessed and revised the estimated useful lives of our assets in the Olefins/Polyolefins businesses at the same time (see "Application of Critical Accounting Estimates—Property, Plant and Equipment").

        Selling, General and Administrative expenses were $99 million for the period from July 6 to December 31, 2009 compared to $225 million during 2008 primarily due to the shorter period.

        Research and Development expenses were $20 million for the period from July 6 to December 31, 2009, down from $52 million during 2008 due to the shorter time period and targeted cost savings in the 2009 period, primarily in our styrenics business.

        Restructuring Charges were $23 million for the period from July 6 to December 31, 2009, compared to $37 million during 2008. With the IPIC Transaction complete, previously planned restructuring activities, including workforce reductions in the Corporate and Olefins/Polyolefins business units, were resumed in the 2009 period.

        Interest Expense (Net) for the period from July 6 to December 31, 2009 was $85 million compared to $156 million in 2008, primarily lower due to the shorter time period; however, Interest Expense (Net) was higher on a percentage basis due to accretion of discount on notes due to push-down accounting and costs associated with existing and new financings offset to a small degree as a result of the repayment of $250 million of 7.4% notes due April 1, 2009.

        Income Tax Expense (Recovery) was a $7 million expense for the period from July 6 to December 31, 2009, compared to a recovery of $62 million in 2008 due to the increase in net income before taxes. In 2008, the tax recovery as a percent of income before income taxes was higher than would be expected due to permanent differences on foreign exchange gains and losses.

  January 1 to July 5, 2009 Versus Full Year 2008

        Net (Loss) Income for the period from January 1 to July 5, 2009 was a net loss of $239 million compared to a net loss of $40 million in 2008. The significant increase in net loss was due to weak economic and business conditions in the 2009 period that resulted in lower selling prices and sales volumes that more than offset lower feedstock and operating costs. Higher foreign exchange losses due to a strengthening Canadian dollar in the 2009 period on Canadian-denominated liabilities also contributed to the increase in net loss.

        Revenue was $1,871 million for the period from January 1 to July 5, 2009, significantly down from $7,366 million in 2008 due to the shorter time period. In addition, weak economic and business conditions during the first half of 2009 resulted in lower average selling prices for products in all business segments as well as lower sales volumes that more than offset lower feedstock and operating costs compared to 2008.

        Feedstock and Operating Costs were $1,683 million during the period from January 1 to July 5, 2009 compared to $6,852 million during 2008. The steep decline in feedstock and operating costs was due to the shorter time period and significantly lower average crude oil, benzene and natural gas prices during the 2009 period compared to 2008 as a result of the reset in commodity and materials prices triggered by the global recession that started in the second half of 2008.

        Foreign Exchange (Losses) Gains for the period from January 1 to July 5, 2009 were a loss of $39 million compared to a gain of $117 million in 2008. The difference was due to the effect of a strengthening Canadian dollar on Canadian-denominated liabilities in the period in 2009.

        Depreciation and Amortization expense was $130 million in the period from January 1 to July 5, 2009, down from $261 million in 2008, due to the shorter time period.

        Selling, General and Administrative expenses were $171 million during the period from January 1 to July 5, 2009 compared to $225 million during 2008. This is higher on a percentage basis primarily due to financial advisor and legal fees of $46 million incurred with respect to the IPIC Transaction during the 2009 period.

        Research and Development expenses were $20 million during the period from January 1 to July 5, 2009, down from $52 million during 2008 due to the shorter time period and targeted cost savings, primarily in our styrenics business.

        Restructuring Charges were $42 million during the period from January 1 to July 5, 2009 compared to $37 million during 2008. Contributing to the increased restructuring charges during the period in 2009 was our decision to exit the DYLARK® engineering resin business during the second quarter of 2009.

        Interest Expense (Net) during the period from January 1 to July 5, 2009 was $94 million compared to $156 million in 2008. The overall decrease was due to the shorter time period, but interest expense (net) increased on a percentage basis primarily due to additional amortization expense of debt issue costs as a result of amendments to existing financings and additional financings completed in the first and second quarters of 2009 and debt advisory fees recorded in the first quarter of 2009.

        Income Tax (Recovery) Expense was a $63 million recovery in the period from January 1 to July 5, 2009 compared to a $62 million recovery in 2008 due to a net loss before taxes in both periods. In 2008, the tax recovery as a percent of income before income taxes was higher than would be expected due to permanent differences on foreign exchange gains and losses.

  2008 versus 2007

        Net Loss was $40 million in 2008 compared to net income of $348 million in 2007. Net income was lower in 2008 primarily due to lower margins resulting from the effects of the dramatic drop in energy and petrochemical prices in the fourth quarter of 2008. Sharp selling price declines led to lower sales volumes in the fourth quarter of 2008, and the precipitous drop in the cost of feedstocks resulted in a negative inventory flow-through impact and year-end inventory write-down totaling $384 million after-tax. This was partially offset by a change in functional currency that resulted in a gain of $142 million after-tax, due to the sharp drop in the Canadian dollar in the fourth quarter.

        Revenue was $7,366 million in 2008, up from $6,732 million in 2007. Average selling prices for products in all business segments were higher in 2008 than in 2007, despite the declines in the fourth quarter. In addition, PE sales volumes were 2% higher in 2008 despite a sharp decline in October and November.

        Feedstock and Operating Costs were $6,852 million in 2008, up from $5,597 million in 2007. Feedstock, utility and fuel costs increased in 2008 as average crude oil, benzene and natural gas prices rose significantly during the first three quarters of 2008. While industry feedstock costs increased significantly, our feedstock costs increased less in comparison due largely to our advantaged Alberta based feedstock.

        Foreign Exchange (Losses) Gains in 2008 were a gain of $117 million compared to no gain or loss in 2007. The difference was due to the change in our functional currency during 2008. See Market and Regulatory Risk".

        Depreciation and Amortization expense was $261 million in 2008, up from $237 million in 2007. Depreciation expense was $24 million higher in 2008 as compared to 2007 due to additional depreciation recorded in the INEOS NOVA joint venture, increased amortization of other joint venture start-up costs and $6 million of additional depreciation expense in connection with our change in functional currency.

        Selling, General and Administrative expenses were $225 million in 2008, up from $207 million in 2007, primarily due to increased stock-based compensation expenses related to our forward transactions which were ineffective in the last half of 2008 and increased professional and consulting fees.

        Research and Development expenses were $52 million in 2008, up slightly from $50 million in 2007.

        Restructuring Charges were $37 million before-tax ($33 million after-tax) in 2008, down from $86 million before-tax ($55 million after-tax) in 2007. In 2007, restructuring costs were higher due to actions linked to the formation of the INEOS NOVA joint venture and Sterling Chemicals' permanent shut down of its styrene monomer plant at Texas City, TX. (See Note 15 to the Annual Audited Consolidated Financial Statements for details.)

        Interest Expense (Net) was $156 million in 2008, down from $175 million in 2007. Interest expense declined in 2008 due to lower interest rates and a reduction in debt.

        Other Losses were $2 million before-tax ($1 million after-tax) in 2008, compared to other gains of $20 million before-tax ($14 million after-tax) in 2007. In 2007, we recorded a gain as a result of the sale of the previously shut-down Chesapeake, Virginia, facility and other incidental land.

        Income Tax Expense (Recovery) was a $62 million recovery in 2008, compared to a $52 million expense in 2007 primarily due to lower taxable income. In 2008, the tax recovery as a percent of income before income taxes was higher than would be expected due to permanent differences on foreign exchange gains and losses. Income tax expense is lower than expected in 2007 due to recording the benefit of the enactment of lower future income tax rates in Canada.

Olefins/Polyolefins Business Unit

        Our Olefins/Polyolefins business unit produces and sells ethylene, PE and co-products from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on its cost advantaged feedstock (because of lower ethane prices in Alberta when compared to the U.S. Gulf Coast ("USGC")) and world-scale and energy-efficient manufacturing facilities in Alberta and proprietary technology such as Advanced SCLAIRTECH™ ("AST") and gas-phase PE process technology as well as PE catalyst technology.

        Our Olefins/Polyolefins business unit contains three reporting segments:

  (1)
  Joffre Olefins, which produces and sells ethylene and co-products and includes the Joffre, Alberta, site's three ethylene crackers.

  (2)
  Corunna Olefins, which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

  (3)
  Polyethylene, which produces and sells PE and includes both the Alberta and Ontario based PE assets.

  Olefins/Polyolefins Business Unit Snapshot

Reporting Segment	Primary Products	Capacity	Manufacturing Sites	Primary Feedstock

Joffre Olefins	Ethylene Co-Products(1)	4.8 Blbs 0.8 Blbs	Joffre, Alberta	Ethane

Corunna Olefins	Ethylene Co-Products(1)	1.8 Blbs 4.7 Blbs	Corunna, Ontario	Crude oil, Condensate, Propane and Butane

Polyethylene	Linear low-density PE AST based PE Low-density PE High-density PE	3.6 Blbs	Joffre, Alberta Mooretown, Ontario St. Clair River, Ontario	Ethylene (Internally supplied)

(1)
The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

  Market Overview

        Ethylene is the most widely produced petrochemical in the world and is the primary feedstock used in the production of PE. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films and construction products. Ethylene is primarily transported via pipeline and is regionally traded. Ethylene margins typically expand when operating rates are at or above 90% of nameplate capacity.

        Polyethylene is used to produce everyday, consumer staple oriented items such as food packaging, packaging for personal care items, toys and bottles, and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging and building products. PE resin is globally traded in established merchant markets. PE margins typically expand when operating rates are at or above 90% of nameplate capacity.

        Co-products are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene and butadiene—building blocks that are used to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products include gasoline blending components and fuel oil. The profitability of co-products depends on energy prices and the supply/demand balance for each co-product. The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

  Business Overview

        Our largest volume product is ethylene, which is the key feedstock for the production of PE. We produce ethylene and co-products at our Joffre, Alberta, and Corunna, Ontario, manufacturing facilities.

  Joffre Olefins

        Joffre Olefins produces and sells ethylene and co-products and includes three world-scale ethylene crackers in Joffre, Alberta. Our share of production capacity from the Joffre crackers, which excludes Dow Chemical Canada ULC's ("Dow's") 50% interest in the Ethylene 3 ("E3") cracker, is 4.8 billion pounds per year and represents approximately 75% of our total nameplate ethylene production capacity. Approximately half of our production capacity at Joffre supports internal PE production, while the remainder is sold to third parties. The Joffre crackers have the capacity to produce approximately 830 million pounds per year of ethylene co-products such as hydrogen, propylene and other hydrocarbons.

        The primary feedstock of the Joffre ethylene crackers is ethane, which is extracted from natural gas by third-party straddle plant operators and delivered to the Joffre site via pipeline. The majority of ethane used at the Joffre site is extracted and delivered under medium—to long-term contracts. We can also directly purchase ethane and have the flexibility to use propane to meet a portion of our feedstock requirements when the economics are favorable.

        The only major use for ethane is as a feedstock for production of ethylene. Given the dynamics of the Alberta ethane markets, we acquire ethane at cost by purchasing natural gas to replace the energy content of the ethane removed from the gas stream plus pay a fee for extraction and delivery. Therefore, our feedstock costs are directly linked to the natural gas price in Alberta. Alberta's historically lower cost of natural gas, due to structural transportation differentials, and more efficient ethane extraction plant infrastructure compared to the USGC contributes to our feedstock cost advantage. In comparison, USGC ethane prices generally follow the prices of other ethylene feedstocks such as propane and naphtha, which typically track crude oil prices. Ethane prices are also influenced by more traditional supply and demand dynamics. As a result, the price for ethane on the USGC can be at a substantial premium to the underlying natural gas value.

  Corunna Olefins

        Corunna Olefins produces and sells ethylene and co-products that result from the manufacture of ethylene and processing of crude oil and other feedstocks. The Corunna ethylene flexi-cracker has annual production capacity of 1.8 billion pounds of ethylene and 4.7 billion pounds of co-products, depending on the feedstock used. Most of Corunna's ethylene production is consumed by our PE plants and INEOS NOVA's styrene monomer plant in Sarnia, Ontario, while the majority of its co-products are sold to third parties.

        Corunna's manufacturing assets have the flexibility to process a large range of feedstocks and produce diverse chemical and energy co-products. We are able to adjust Corunna's feedstock slate between crude oil, crude oil derivatives and natural gas liquids, or NGL's, as market conditions fluctuate. Corunna's crude oil processing unit allows us to purchase crude oil and produce our own naphtha when it is economically favorable to do so. The Corunna facility can access NGL's, such as propane and butane from local producers, Western Canada or the United States. The Corunna facility can also access crude oil and condensates from North America and overseas via marine transportation and pipelines.

  Polyethylene

        The Polyethylene segment produces and sells linear low-density polyethylene ("LLDPE"), low-density polyethylene ("LDPE") and high-density polyethylene ("HDPE").

        We have approximately 3.6 billion pounds of annual PE production capacity from our two units in Joffre, Alberta, and our Mooretown and St. Clair River sites in Ontario. We plan to complete a modernization and expansion project at our Mooretown, Ontario LDPE asset. We expect this project to be completed by late 2010 and expect to add up to 120 million pounds of annual production capacity, as well as upgrade the product slate, improve reliability and reduce production costs.

  Advanced SCLAIRTECH Technology

        One of the Joffre PE plants, PE2, utilizes Advanced SCLAIRTECH technology to manufacture and sell higher value SURPASS® and SCLAIR® PE resins. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications, such as food packaging; injection molding applications, such as ice cream containers and packaging lids; and rotational molding applications, such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.

        We are one of only three PE companies worldwide with independent, patented process and single-site catalyst technologies which enable us to produce differentiated higher value PE resins on a commercial scale. Made with patented Advanced SCLAIRTECH technology and proprietary single-site catalysts, our octene co-polymer resins deliver enhanced value to customers because of their performance attributes and processing benefits.

  PE exports

        Our PE is primarily sold into North American markets. We have also historically sold up to 20% of our total sales volume outside North America to China, Southeast Asia, Central and Latin America and Europe. We own

part of a packaging joint venture located in Tianjin, China. We ship bulk PE resin out of the Port of Vancouver to Tianjin where it is bagged for distribution to customers in China.

  PE Technology Licensing

        We license our proprietary SCLAIRTECH™ technology and NOVACAT® family of catalysts. Our SCLAIRTECH technology is licensed for use in 11 plants around the world.

        NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for gas-phase PE reactors that can produce butene and hexene LLDPE with improved performance characteristics and manufacturing economics.

Outlook for Olefins/Polyolefins Business Unit

        We believe that there are several factors that affect the long-term earnings potential of our Olefins/Polyolefins business unit.

1.
Supply/Demand Balance—In the next few years, we expect a large amount of ethylene and PE capacity to come on line around the world, mostly in Asia and the Middle East. During this period, supply growth is expected to exceed demand growth causing an oversupply of products and a reduction in global operating rates. We expect some producers will shut down their facilities permanently, which should reduce excess capacity and cause operating rates to return to higher levels over time. In addition, margins in periods of oversupply are typically below re-investment levels and this discourages new investment decisions, eventually leading to a period of inadequate supply and a return to margin expansion.

2.
Cost Advantaged Feedstocks—Our Joffre facility has access to some of the lowest cost feedstocks in the world outside of the Middle East. According to industry experts, the cost of natural gas in North America is expected to remain low relative to crude oil for at least the next several years. This should ensure that we are feedstock advantaged compared to North American competitors that use crude oil based feedstocks. We expect the structural transportation differentials, and more efficient ethane extraction plant infrastructure in Western Canada compared to the USGC to continue, which should also help in maintaining our competitiveness in North America. In addition, well over 50% of global capacity uses feedstock derived from crude oil that is relatively high cost. Because market prices are set by the highest cost producers, our advantaged cost position should lead to higher margins for our business relative to those high cost producers when selling at market prices.

3.
Natural Gas Flows—In 2010, we expect the flows of natural gas across the Canadian border to the United States to decline due primarily to lower selling prices for natural gas in North America. This will likely lead to less natural gas flowing through the Straddle Plants and therefore less ethane available as feedstock for our ethylene plants in Western Canada. We are working and will continue to work with suppliers and the Alberta government to source additional supply for our feedstock needs. These sources could include, among others, the streaming of natural gas with low ethane content to industrial consumption in Alberta, with the expected result that high ethane content natural gas will flow through the Straddle Plants; natural gas liquids from large new gas finds in Alberta, British Columbia and northern sources; ethane from off-gas produced at Alberta's oilsands; and ethane to be extracted from the natural gas flowing in the Alliance pipeline. There is also evidence of increases in oil directed drilling with corresponding increases in associated gas production, which is high in NGL content, together with increases in drilling activity in shale formations that contain relatively high levels of natural gas liquids. As these activities develop they are expected to provide additional feedstock volumes to the Alberta region.

Olefins/Polyolefins Financial Highlights

(millions of U.S. dollars, except as noted)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008(1)	2007(1)
	Successor	Predecessor
Revenue
Joffre Olefins(2)	$564	$503	$2,159	$1,803
Corunna Olefins(2)	526	437	2,537	2,075
Polyethylene(2)	803	698	2,383	2,022
Eliminations	(411)	(380)	(1,778)	(1,367)

	$1,482	$1,258	$5,301	$4,533

Operating Income (Loss)(3)
Joffre Olefins	$105	$87	$621	$531
Corunna Olefins	(27)	(78)	(243)	152
Polyethylene	149	42	(43)	127
Eliminations(4)	(4)	(8)	36	(18)

	$223	$43	$371	$792

Polyethylene Sales Volumes (Millions of Pounds)	1,525	1,536	3,432	3,375

Notes:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

(2)
Before inter-segment eliminations between the business units.

(3)
See Supplemental Measures.

(4)
Represents inter-segment profit eliminations.

  Olefins/Polyolefins Average Benchmark Prices

	2009				Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2009	2008	2007
Benchmark Principal Product Prices:(1)
Ethylene(2)	$0.32	$0.32	$0.32	$0.41	$0.34	$0.59	$0.49
PE—linear low-density butene liner(3)	$0.49	$0.50	$0.55	$0.57	$0.53	$0.79	$0.65
PE—weighted-average benchmark(3)	$0.39	$0.43	$0.58	$0.61	$0.56	$0.81	$0.68
Benchmark Raw Material Prices:(1)
AECO natural gas (dollars per mmBTU)(4)	$3.96	$2.95	$2.68	$4.26	$3.46	$7.74	$5.99
NYMEX natural gas (dollars per mmBTU)(4)	$4.86	$3.60	$3.41	$4.27	$4.05	$8.95	$6.92
WTI crude oil (dollars per barrel)(5)	$43.08	$59.62	$68.30	$76.19	$61.80	$99.65	$72.34

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)
Source: Chemical Market Associates, Inc. (CMAI)—USGC Net Transaction Price.

(3)
Source: Townsend Polymer Services Information (TPSI); Benchmark prices weighted according to our sales volume mix in North America.

(4)
Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)
Source: Platt's. NYMEX WTI daily spot-settled price average for calendar month.

Discussion of Financial Results of Olefins/Polyolefins Business Unit

  Joffre Olefins

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $564 million in the period from July 6 to December 31, 2009, down from $2,159 million in 2008 due to the shorter time period and lower selling prices and sales volumes. Industry average prices for ethylene were 38% lower in the time period in 2009 compared to full year 2008.

        Feedstock and Operating Costs were $383 million in the period from July 6 to December 31, 2009, down from $1,454 million in 2008. Costs decreased in the time period in 2009 due to the shorter time period, lower volumes and lower natural gas and utility costs, and the lower Canadian dollar exchange rate. Average AECO natural gas prices were over 50% lower in the time period in 2009 compared to full year 2008.

        Operating income was $105 million in the period from July 6 to December 31, 2009, down from $621 million in 2008. Margins in the time period in 2009 were reduced as sales price declined further than feedstock and operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $503 million in the period from January 1 to July 5, 2009, down from $2,159 million in 2008 due to the shorter time period and lower selling prices and lower sales volume. Industry average prices for ethylene were 46% lower in the time period in 2009 compared to full year 2008.

        Feedstock and Operating Costs were $374 million in the period from January 1 to July 5, 2009, down from $1,454 million in 2008. Costs decreased in the time period in 2009 due to the shorter time period, lower sales volume and lower natural gas and utility costs, and the lower Canadian dollar exchange rate. Average AECO natural gas prices were over 50% lower in the time period in 2009 compared to full year 2008.

        Operating income was $87 million in the period from January 1 to July 5, 2009, down from $621 million in 2008. Margins in the time period in 2009 were reduced as sales price declined further than feedstock and operating costs.

2008 Versus 2007

        Revenue was $2,159 million in 2008, up from $1,803 million in 2007 due to higher selling prices which more than offset higher feedstock costs and lower sales volume. Selling prices were 29% higher in 2008 as sharply higher feedstock costs in the first nine months of the year led to price increases by producers. Total sales volume of ethylene and co-products was 7% lower in 2008 primarily due to a sharp reduction in ethylene demand in the fourth quarter.

        Feedstock and Operating Costs were $1,454 million in 2008, up from $1,205 million in 2007. Costs increased in 2008 due to Alberta natural gas prices which were 31% higher in 2008. Weaker consumption of feedstocks partially offset the impact of higher natural gas costs.

        Operating income was $621 million in 2008, up from $531 million in 2007. Margins in 2008 expanded as price increases outpaced higher feedstock and operating costs.

  Corunna Olefins

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $526 million in the period from July 6 to December 31, 2009, down from $2,537 million in 2008. The change was due primarily to the shorter time period and a reduction in product prices and decreased sales volumes. Co-product pricing fell in response to lower WTI crude oil prices, which averaged almost 30% lower than in 2008.

        Feedstock and Operating Costs were $537 million in the period from July 6 to December 31, 2009, down from $2,708 million in 2008. Feedstock prices were down along with the average WTI crude oil price, which was almost 30% lower than in 2008. Feedstock costs were lower due to the shorter time period and lower sales volumes. Operating costs were lower mainly due the shorter time period, lower utility costs, and to a lower Canadian dollar exchange rate.

        Operating loss was $27 million in the period from July 6 to December 31, 2009, compared to a loss of $243 million in 2008. The improvement was primarily due to lower feedstock costs and more stable flow-through of costs with no need to adjust the value of our inventory. Margins in the time period in 2009 were higher as sales price increased more than feedstock and operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $437 million in the period from January 1 to July 5, 2009, down from $2,537 million in 2008. The change was due primarily to the shorter time period and a reduction in product prices and decreased sales volumes. Co-product pricing fell in response to lower WTI crude oil prices, which averaged almost 50% lower than in 2008.

        Feedstock and Operating Costs were $478 million in the period from January 1 to July 5, 2009, down from $2,708 million in 2008. Feedstock prices were down along with the average WTI crude oil price, which was almost 50% lower than in 2008. Feedstock costs were lower due to the shorter time period and lower sales volumes. Operating costs were lower mainly due the shorter time period, lower utility costs, and to a lower Canadian dollar exchange rate.

        Operating loss was $78 million in the period from January 1 to July 5, 2009, compared to a loss of $243 million in 2008. The improvement was primarily due to lower feedstock costs and more stable flow-through of costs with no need to adjust the value of our inventory.

2008 Versus 2007

        Revenue was $2,537 million in 2008, up from $2,075 million in 2007. The year-over-year improvement was due primarily to an increase in product prices that was partly offset by decreased sales volumes. Energy co-product pricing rose in response to higher WTI crude oil prices, which averaged $27.31/bbl higher than 2007. Higher energy co-product pricing more than offset lower sales volumes. Chemical co-product revenue was also up due to higher pricing, with sales volumes down slightly. Ethylene prices were up 30% over 2007, and other chemical co-product pricing was up 23% over 2007.

        Feedstock and Operating Costs were $2,708 million in 2008, up from $1,856 million in 2007. Feedstock prices were up along with the average WTI crude oil price, which was 38% higher in 2008 versus 2007. In addition, realized losses of $22 million from our feedstock purchase program contributed to higher feedstock costs.

        Operating loss was $243 million in 2008, down from a gain of $152 million in 2007. The year-over-year decline was primarily due to increased feedstock costs for the full year and product price erosion in the second half of 2008. A spike in WTI crude oil prices to record levels in mid-2008 increased feedstock costs and flow-through of costs through the second half of 2008, which delayed the cost benefits of the dramatic decrease in industry WTI crude oil costs that occurred in the second half of 2008. Higher flow-through costs in the second half of 2008 were accompanied by lower product pricing on falling WTI crude oil prices, reduced demand, and lower product pricing in response to a global economic slowdown.

  Polyethylene

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $803 million in the period from July 6 to December 31, 2009, down from $2,383 million in 2008. The change primarily was due to the shorter time period and lower PE sales prices. The average PE sales price was almost 30% lower, as the economic downturn reduced both feedstock costs and demand for products as compared to 2008. In the time period in 2009, demand was steady, but customers did not rebuild their low inventories due to continued economic uncertainty.

        Feedstocks and Operating Costs were $588 million in the period from July 6 to December 31, 2009, down from $2,298 million in 2008. Feedstock and operating costs were lower in the time period in 2009 primarily due to the shorter time period, lower sales volumes and lower ethylene costs, which were 38% lower than 2008, and lower utility costs.

        Operating income in the period from July 6 to December 31, 2009 was $149 million, up from a loss of $43 million in 2008. The increase was due to prices increasing more than feedstock costs and lower operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $698 million in the period from January 1 to July 5, 2009, down from $2,383 million in 2008. The change primarily was due to the shorter time period and lower PE sales prices. The average PE sales price was almost 40% less, as the economic downturn reduced both feedstock costs and demand for products. Destocking occurred early in the time period in 2009 and was followed by steady demand and stable, low inventory in the second half of the time period due to continued economic uncertainty.

        Feedstocks and Operating Costs were $597 million in the period from January 1 to July 5, 2009, down from $2,298 million in 2008. Feedstock and operating costs were lower in the time period in 2009 primarily due to the shorter time period, lower sales volumes and lower ethylene costs, which were 46% lower than 2008, and lower utility costs.

        Operating income in the period from January 1 to July 5, 2009 was $42 million, up from a loss of $43 million in 2008. The increase was due to prices increasing more than feedstock costs and lower operating costs.

2008 Versus 2007

        Revenue was $2,383 million in 2008, up from $2,022 million in 2007. The year-over-year improvement primarily was due to higher PE sales prices. The average PE sales price was up 9¢ per pound, or 16%, year-over-year in 2008 as record oil prices and energy costs drove up plastic prices.

        Feedstocks and Operating Costs were $2,298 million in 2008, up from $1,772 million in 2007. Feedstock and operating costs were higher in 2008 due to higher ethylene costs, which were 32% higher than 2007, and higher distribution costs.

        Operating loss in 2008 was $43 million, down from a gain of $127 million in 2007. The year-over-year decline was due to higher feedstock costs outpacing higher prices.

INEOS NOVA Joint Venture

        INEOS NOVA is a 50:50 joint venture with INEOS that manufactures and sells styrene and SPS in North America and SPS and EPS in Europe. INEOS NOVA was created on October 1, 2007, when we expanded our 50:50 European joint venture, formerly NOVA INNOVENE, to include the North American styrene and SPS businesses of both companies.

  Market Overview

        Styrene is a globally-traded commodity and a key feedstock in the production of styrenic polymers, such as SPS and EPS. SPS and EPS are used to make products such as electronics packaging, small appliances, construction components and food packaging. While SPS and EPS resin production accounts for approximately 60% of global styrene demand, styrene is also used in other styrenic polymers such as acrylonitrile butadiene styrene, synthetic rubber and unsaturated polyesters.

        Margins in the styrene and SPS industries are primarily driven by supply/demand dynamics. Styrene is the supply bottleneck in the styrenics chain and therefore the key indicator of supply/demand tightness for both styrene and SPS. Industry operating rates in excess of 92% for styrene generally lead to margin expansion.

  INEOS NOVA Production Profile

	Capacity (Billions Of Pounds)
	North America	Europe	Global
Styrene	3.8	—	3.8
SPS	1.6	1.0	2.6
EPS	—	0.9	0.9

        Styrene.    INEOS NOVA has the capacity to produce approximately 3.8 billion pounds of styrene from its three production sites in Bayport and Texas City, Texas, and Sarnia, Ontario. The majority of styrene production is consumed internally to manufacture styrenic polymers, principally SPS, with the balance sold to third parties.

        The primary raw materials for the production of styrene are benzene and ethylene. INEOS NOVA has entered into long-term supply agreements with us and INEOS to supply virtually all of its ethylene and a portion of its benzene feedstock requirements. The balance of feedstock is obtained through purchases in the open market.

        While INEOS NOVA has roughly the same capacity to consume styrene as it does to produce it, the joint venture has a long styrene position in North America and a short position in Europe. INEOS NOVA purchases styrene in Europe through purchase agreements, spot purchases, or when it is cost effective, supply from North America to make up the shortfall. When market conditions are sufficient, the excess North American styrene production is sold into domestic merchant and export markets.

        SPS/EPS.    INEOS NOVA has the capacity to produce approximately 1.6 billion pounds per year of SPS from its three production sites in North America and 1.9 billion pounds per year of SPS and EPS from its five sites in Europe.

  Profitability Improvement Potential

        Profitability in the global styrenics industry has been poor in the last several years, primarily due to the oversupply of styrene and relatively high cost of benzene feedstock. However, we believe that the efficiency enhancing actions taken by INEOS NOVA and others in the industry and lower feedstock costs, which could result in demand growth, ultimately will lead to higher operating rates and improved industry profitability.

  Cost Reduction

        Since its inception in 2005, INEOS NOVA has aggressively reduced costs through asset rationalizations, reductions in corporate overhead expenses and operating synergies. The expanded joint venture has continued to reduce costs in Europe and North America. The benefit of these cost reductions is shared equally between INEOS and us. In 2009, INEOS NOVA continued to reduce costs by closing its SPS production facilities on the Breda, The Netherlands site at the end of year. The plant had an annual capacity of about 200 million pounds. The closure of the SPS capacity is not expected to impact the manufacturing of EPS and high performance polystyrene at the Breda site and no change to EPS is planned.

  Outlook for INEOS NOVA Joint Venture

        The INEOS NOVA joint venture will continue to reduce costs and conserve cash to position it for positive cash flows in future years. The owners expect the joint venture to manage the business to at least a breakeven cash flow position in 2010 and beyond through a series of actions.

        First, the joint venture will continue to manage its production to minimize inventory and working capital and reduce costs. Costs will be reduced by minimizing corporate overhead expenses and maximizing operating synergies.

        Second, the INEOS NOVA management team will continue to explore strategic options for further industry consolidation which could lead to further cost reductions and additional synergies. Given the size of the INEOS NOVA joint venture, margin improvements can have a meaningful impact on INEOS NOVA's earnings and cash flow.

  INEOS NOVA Joint Venture Financial Highlights(1)

(millions of U.S. dollars, except as noted)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008(1)	2007(1)
	Successor	Predecessor
Revenue	$635	$552	$1,942	$2,092
Operating (loss) income(2)	$(2)	$6	$(103)	$(5)
Sales Volumes (millions of pounds)(3)	1,516	1,183	2,502	2,953

Notes:

(1)
As of October 1, 2007, the results reflect our 50% share in INEOS NOVA. Prior to that period, results reflected our North American styrene and SPS business and 50% of our interest in the European styrenics joint venture.

(2)
See Supplemental Measures.

(3)
Third-party sales. Polystyrene sales consist of SPS sales in North America and SPS and EPS sales in Europe.

  INEOS NOVA Joint Venture Average Benchmark Prices

	2009				Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2009	2008	2007
Benchmark Principal Product Prices:(1)
Styrene(2)	$0.40	$0.46	$0.56	$0.55	$0.50	$0.73	$0.68
SPS(2)
North America	$0.77	$0.84	$0.96	$0.97	$0.89	$1.08	$0.98
Europe	$0.43	$0.52	$0.64	$0.64	$0.56	$0.82	$0.81
Benchmark raw material prices:(1)
Benzene (dollars per gallon)(2)	$1.22	$1.98	$3.12	$2.81	$2.28	$3.57	$3.62

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.

(2)
Source: CMAI Contract Market.

  Discussion of Financial Results of INEOS NOVA

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $635 million in the period July 6 to December 31, 2009, down from $1,942 million in 2008. Revenue declined due to the shorter time period and lower sales volumes and prices. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, due to the economic recession. Pricing for SPS was down 22% in Europe and 10% in the North America.

        Feedstock and Operating Costs were $613 million in the period July 6 to December 31, 2009, down from $1,981 million in 2008. The reduction was due to the shorter time period, lower sales volumes and lower costs for feedstocks. Benzene cost was 17% lower in the period in 2009 versus 2008.

        Operating loss was $2 million in the period July 6 to December 31, 2009, compared to a loss of $103 million in 2008. The improvement was mainly due to higher margins in North American styrene and SPS. Margins were higher in the period in 2009 versus the prior year due to flow-through feedstock costs that fell more than selling prices.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $552 million in the period January 1 to July 5, 2009, down from $1,942 million in 2008. Revenue declined due to the shorter time period and lower sales volumes and prices. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, due to the economic recession. Pricing for SPS was down 42% in Europe and 25% in the North America.

        Feedstock and Operating Costs were $514 million in the period January 1 to July 5, 2009, down from $1,981 million in 2008. The reduction was due to the shorter time period, lower sales volumes and lower costs for feedstocks. Benzene cost was 55% lower in the period in 2009 versus 2008.

        Operating income was $6 million in the period January 1 to July 5, 2009, compared to a loss of $103 million in 2008. The improvement was mainly due to higher margins in North American styrene and SPS. Margins were higher in the period in 2009 versus the prior year due to flow-through feedstock costs that fell more than selling prices. In Europe, SPS margins declined as sharply lower sales volumes more than offset higher unit margins resulting from flow-through feedstock costs that fell more than selling prices.

2008 Versus 2007

        Revenue was $1,942 million in 2008, down from $2,092 million in 2007. Despite modestly higher prices in 2008, revenue declined due to significantly lower sales volumes. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, as the recession in the United States deepened in the latter half of 2008 and broadened to include other regions such as Europe where the company operates. In addition, high costs for feedstock such as benzene limited the opportunity for profitable export of styrene out of North America, further weakening demand.

        Feedstock and Operating Costs were $1,981 million, down slightly from $2,042 million in 2007. Although average benzene costs were slightly lower in 2008, costs generally were higher during the first nine months of 2008 when production was higher. The rapid decline in feedstock costs in the fourth quarter, which pulled down the average cost for the year, occurred in parallel with weaker sales volumes due to the weakness in product markets and the reduction in chain inventory caused by the steep energy and petrochemical price declines in the last three months of 2008.

        Operating loss was $103 million in 2008, compared to a loss of $5 million in 2007. In 2008, margins were compressed as significantly lower sales volumes and higher flow-through feedstock costs more than offset higher selling prices.

Performance Styrenics Business Unit

        Our Performance Styrenics business unit produces standard EPS resin in North America and ARCEL® resins. It also has EPS-based downstream ventures and businesses that aim to create and capture value beyond the sale of EPS resin.

  Business Overview

        Standard EPS resins are used in packaging for food and consumer products and in insulation for the building and construction industry. Currently, sales of our standard EPS resins account for the majority of Performance Styrenics' revenue. As a result, profitability of this business unit is dependent on the cyclical supply/demand balance for EPS.

        ARCEL resins and our ventures apply proprietary and licensed technology to enable customers to reduce their costs and environmental impact.

  Styrene Feedstock

        Styrene is the primary feedstock for the production in this business unit. Our minority interest in LyondellBasell Industries' Channelview, Texas, propylene oxide/styrene monomer facility supplies 400 million pounds per year of cost-based styrene to our Performance Styrenics business unit, which is sufficient to meet our anticipated styrene requirements.

  Performance Styrenic Polymers

        We have the capacity to produce 350 million pounds per year of standard EPS and ARCEL resins at our production facilities in Monaca (Beaver Valley), Pennsylvania, and Painesville, Ohio. In 2009, we reduced our

EPS capacity by approximately 25% as a result of the restructuring efforts of the Performance Styrenics business unit.

        ARCEL resin is a performance polymer that is molded into foam for protective packaging and used by producers of damage sensitive goods such as computers, printers, electronics, appliances and furniture. Due to its unique properties, ARCEL resin can earn higher margins over standard, non-differentiated products.

        In 2009, we ended commercial production of our DYLARK engineering resin due to the long-term market deterioration.

  Downstream Ventures

        We attempt to leverage our intellectual property and market expertise by entering into downstream businesses and ventures, either directly or by entering into strategic relationships with partners. These businesses and ventures are principally for building and construction applications and are in the development or start-up stage. The strategic objective of these initiatives is to capture value beyond the sale of resin. As part of the restructuring of our Performance Styrenics business unit in 2009, we eliminated certain of these downstream businesses and ventures, and we may eliminate, consolidate or sell others in the future.

  Outlook for Performance Styrenics Business Unit

        In 2009, we restructured this business to a level that we believe can be successful going forward. These changes included the rationalization of EPS capacity toward more sustainable business segments, exiting the DYLARK resin business, and exiting some of our ventures. We are continuing to evaluate this business unit and are exploring strategic options.

  Performance Styrenics Financial Highlights

(millions of U.S. dollars, except as noted)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008	2007
	Successor	Predecessor
Revenue	$156	$105	$433	$412
Operating loss(1)	$(2)	$(27)	$(69)	$(30)
Sales Volumes(2) (millions of pounds)	152	132	366	418

Notes:

(1)
See Supplemental Measures.

(2)
Third-party sales.

  Performance Styrenics Average Benchmark Prices

	2009				Annual
(U.S. dollars per pound)	Q1	Q2	Q3	Q4	2009	2008	2007
Benchmark Principal Product Prices:(1)
Styrene(2)	$0.40	$0.46	$0.56	$0.55	$0.50	$0.73	$0.68
EPS(2)	$0.82	$0.84	$0.93	$0.91	$0.87	$1.07	$0.99

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)
Source: CMAI Contract Market.

Discussion of Financial Results of Performance Styrenics

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $156 million in the period July 6 to December 31, 2009, down from $433 million in 2008. The reduction was due to the shorter time period, lower volumes and lower selling prices. Resin sales volume was low due to the impact of the economic recession and reduced demand in most construction and packaging markets. Average EPS pricing was down 14% in the 2009 period versus 2008.

        Feedstock and Operating Costs in the period July 6 to December 31, 2009 were $138 million, down from $435 million in 2008. Costs were lower in the period in 2009 primarily due to the shorter time period, lower sales volumes and the 24% decrease in the cost of styrene. Operating costs were lower due to restructuring in the business.

        Operating loss in the period July 6 to December 31, 2009 was $2 million compared to a loss of $69 million in 2008. In the 2009 period, margins rose as prices declined less than flow-through feedstock costs and operating costs were lower due to restructuring.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $105 million in the period January 1 to July 5, 2009, down from $433 million in 2008. The reduction was due to the shorter time period, lower volumes and lower selling prices. Resin sales volume was low due to the impact of the economic recession and reduced demand in most construction, automotive and packaging markets. Average EPS pricing was down 23% in the 2009 period versus 2008.

        Feedstock and Operating Costs in the period January 1 to July 5, 2009 were $101 million, down from $435 million in 2008. Costs were lower in the 2009 period primarily due to the shorter time period, lower sales volumes and the 40% decrease in the cost of styrene.

        Operating loss in the period January 1 to July 5, 2009 was $27 million compared to a loss of $69 million in 2008. In the 2009 period margins rose as prices declined less than flow-through feedstock costs.

2008 Versus 2007

        Revenue in 2008 was $433 million, up from $412 million in 2007. The improvement was due to higher selling prices, particularly for EPS and DYLARK resins. Resin sales volume grew in the first half of 2008, but dropped off sharply in the second half due to declines in domestic and international demand in most construction, automotive and packaging markets.

        Feedstock and Operating Costs in 2008 were $435 million, up from $380 million in 2007. Costs were higher in 2008 primarily due to the 7% increase in the cost of styrene.

        Operating loss in 2008 was $69 million compared to a loss of $30 million in 2007. The first half of 2008 saw growth in sales volumes and margins, while the second half of 2008 saw unprecedented declines in global demand.

Corporate Operating Loss and Other Items

        A listing of before-tax corporate and other items for the periods presented is as follows:

(millions of U.S. dollars)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008(1)	2007(1)
	Successor	Predecessor
Corporate operating costs	$(53)	$(66)	$(87)	$(97)
Stock-based compensation and profit sharing	—	(26)	58	(52)
Forward transactions on stock-based compensation	—	(9)	(100)	16
Mark-to-market feedstock derivatives	51	6	(87)	21
IPIC Transaction costs	(1)	(61)	—	—
Restructuring charges	(23)	(42)	(37)	(86)
Foreign exchange (losses) gains	(102)	(35)	117	—
Insurance credit	2	—	—	4
Depreciation and amortization	(4)	(3)	(7)	(8)

Operating loss	$(130)	$(236)	$(143)	$(202)

Note:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

July 6 to December 31, 2009 Versus Full Year 2008

        Corporate operating costs were lower during the period from July 6 to December 31, 2009 as compared to 2008, primarily due to the shorter time period.

January 1 to July 5, 2009 Versus Full Year 2008

        Corporate operating costs were lower in the period from January 1 to July 5, 2009 compared to 2008, primarily due to the shorter time period, despite an increase in settlement charges related to payments from our supplemental employee retirement plan.

2008 Versus 2007

        Corporate operating costs were $87 million in 2008, as compared to $97 million in 2007.

  Stock-Based Compensation, Forward Transactions and Profit Sharing

        We had three cash-settled, stock-based incentive compensation plans that were marked to market with changes in the value of our common stock price. In November 2005, we entered into cash-settled share forward transactions to manage our exposure to fluctuations in stock-based compensation costs related to the stock-based compensation plans. Compensation costs associated with these plans fluctuated as a result of changes in the market price of our common stock. The forward transactions were to be cash-settled by November 2008, based on the difference between our common stock price on the NYSE, and the average execution price. In 2008, we extended the forward transactions until November 2009.

        The intention of these transactions was to give us the same economic effect as if we had borrowed money, purchased our common shares and held them as assets. As our stock price changed, the mark-to-market impact related to the stock—based compensation liability would be offset by the mark-to-market impact related to the forward transactions until such time as our stock price fell below the grant price of the stock-based compensation units.

        Unrealized gains and losses associated with the forward transactions were recorded as part of Selling, general and administrative expenses, offsetting unrealized gains or losses on the cash-settled stock-based incentive compensation plans. At December 31, 2008, the mark-to-market value of the forward transactions was a $118 million unrealized loss (December 31, 2007—$19 million), resulting in a liability. At December 31, 2008 and 2007, this liability is reported in accrued liabilities, since the forward transactions were due to expire in November 2008 and subsequently extended for a one-year term.

        The forward transactions included an interest component which was accrued and payable by us on settlement or extension of the forward transactions. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 when the forward transactions were extended.

        Prior to December 31, 2008, we agreed to terminate one of the forward transactions for 1,300,000 notional common shares. This forward transaction was cash settled for $42 million in January 2009. The counterparty had the election to terminate the remaining forward transaction (2,312,100 notional common shares) if the closing price of our common shares on any three consecutive trading days commencing February 1, 2009, was $8 or less. This stock price trigger was met and the counterparty elected to terminate the agreement on February 4, 2009. We paid the counterparty $88 million on February 12, 2009.

        The three cash-settled stock-based compensation plans included the Equity Appreciation Plan, the Restricted Stock Unit Plan and the Deferred Share Unit Plans. At closing of the IPIC Transaction, these plans were terminated. Therefore, no income or expense was recorded during the period July 6, 2009 through December 31, 2009 (see below for cash-settlements). Because we no longer have publicly traded common stock and the stock-based compensation plans have been terminated, we are no longer exposed to fluctuations in stock-based compensation costs. During the period January 1, 2009 through July 5, 2009, we recorded expense of $0 million, $25 million and $1 million, respectively, related to each of those plans. In 2008, we recorded income of $29 million, $14 million and $17 million, respectively, related to each of those plans (expense of $20 million, $15 million and $1 million in 2007). During the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, we expensed $0 million and $9 million, respectively, related to the forward transactions. In 2008, we expensed $100 million (income of $16 million in 2007).

        Stock-based compensation also included the amount expensed related to the fair value of stock options earned by employees. During the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, we had no expenses related to stock option grants. In 2008, we expensed $2 million ($2 million in 2007).

        We have a profit sharing program that is available to most employees. The profit sharing targets were not achieved in 2009 or 2008, thus there is no profit sharing expense during either reporting period in 2009 or in 2008. Profit sharing expense in 2007 was $14 million.

        Expenses during the period January 1, 2009 through July 5, 2009, were primarily due to the recognition of stock-based compensation costs for the full vesting of all previously unvested restricted share units upon closing of the IPIC Transaction. At closing of the IPIC Transaction, outstanding units of the stock- based compensation plans were canceled and the restricted share units and deferred share units were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million.

        Stock-based compensation and profit sharing expenses net of forward transactions were $42 million in 2008, $6 million higher than 2007 due to the ineffectiveness of the hedge, partially offset by lower profit sharing expense and the mark-to-market on the Deferred Share Unit plan.

  Mark-To-Market Feedstock Derivatives

        We maintain a derivative program to manage risk associated with feedstock purchases. We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. We classify mark-to-market adjustments on feedstock derivative positions as corporate items, as they are non-cash items and are not relevant in measuring business performance. Once positions are realized, any income effects are recorded in business results.

        The mark-to-market value of our open feedstock positions increased during the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, resulting in an unrealized gain of $51 million and $6 million, respectively.

        On January 1, 2009, we adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Liabilities, which requires the mark-to-market value of our open feedstock positions to include consideration of our own credit risk and the credit risk of our counterparties. The adoption of EIC 173 resulted in a one-time credit on January 1, 2009 to opening retained earnings and a corresponding decrease in the mark-to-market liability of $18 million ($12 million after-tax). The mark-to-market impact to earnings was an $87 million loss in 2008 versus a $21 million gain in 2007. The $108 million decline was a result of decreases in forward propane and butane prices relative to crude oil and the number of feedstock positions put in place.

  IPIC Transaction Costs

        Costs incurred during the period January 1, 2009 through July 5, 2009 include $61 million for financial advisor fees, legal fees and other related transaction costs triggered by the change in control of NOVA Chemicals on July 6, 2009. During the period July 6 to December 31, 2009, an additional $1 million in costs were incurred. No costs were incurred in 2008 or 2007.

  Restructuring Charges

July 6 to December 31, 2009

        With the IPIC Transaction complete, previously planned restructuring activities for workforce reductions in the Corporate and Olefins/Polyolefins business units were resumed. Restructuring charges of $23 million ($17 million after-tax) were recorded during the period July 6, 2009 through December 31, 2009 and related to the following:

  •
  $22 million of severance and other employee related costs due to restructuring across the Corporation; and

  •
  $1 million additional related to the DYLARK engineering resin business.

January 1 to July 5, 2009

        During the period January 1, 2009 through July 5, 2009 restructuring charges were $42 million ($42 million after-tax) related to the following:

  •
  In June 2009, we began the process of exiting the DYLARK engineering resin business. We recorded a restructuring charge of $31 million, which included a $17 million impairment charge related to the DYLARK resin business unit assets, $3 million for severance and other employee related costs, and $11 million for other related exit costs.

  •
  We also continued the restructuring of our Performance Styrenics segment during 2009 and recorded a restructuring charge of $10 million related to severance and other employee related costs; and

  •
  Our 50% share of the INEOS NOVA joint venture includes restructuring costs of $1 million related to pension.

As of December 31, 2009, $20 million of the severance costs due to restructuring activities across the Corporation have been paid to employees. This includes $11 million attributed to the Olefins/Polyolefins and Corporate business units, $5 million attributed to the Performance Styrenics segment, and $4 million related to the DYLARK engineering resin business.

2008

        In 2008, we recorded restructuring charges of $37 million before-tax ($33 million after-tax) related to the following:

  •
  $17 million impairment charge related to certain joint venture and equity investments;

  •
  $9 million related to costs incurred for capital projects which will not be pursued;

  •
  $6 million related to restructuring charges for actions taken to reduce costs, including the elimination of information technology positions in North America, of which $5 million has been paid related to severance costs for employees; and

  •
  $5 million related to actions taken by the INEOS NOVA joint venture, including severance costs related to reductions at the Bayport, TX, facility, of which substantially all of the severance costs were paid to employees.

2007

        In 2007, we recorded total restructuring charges of $86 million ($55 million after-tax) related to actions taken by INEOS NOVA, as well as us, to reduce costs as follows:

  •
  INEOS NOVA announced the planned closure of the Belpre, OH, and Montréal, Quebec, sites, resulting in restructuring charges of $38 million (our share) comprised of before-tax non-cash asset write-downs of $32 million and severance costs of $6 million. To date, substantially all of the severance costs have been paid to employees.

  •
  INEOS NOVA also acquired the exclusive production rights from Sterling Chemical's Texas City, Texas, styrene plant and nominated zero production volume from that facility. Sterling Chemicals subsequently announced plans to permanently shut down the facility. As a result, we recorded a charge of $29 million, our 50% share of the charge.

  •
  INEOS NOVA had severance costs related to North American employees resulting in a $3 million charge for our share of those costs. To date, substantially all of the severance costs have been paid to employees.

  •
  During 2007, we recorded a $7 million restructuring charge related to the elimination of approximately 90 positions in the United States and Europe. To date, substantially all of the severance costs have been paid to employees. We also recorded $6 million before-tax charges for other restructuring actions to reduce costs.

  •
  European restructuring by the INEOS NOVA joint venture resulted in an additional $3 million in costs, all of which have been paid.

  Functional Currency Change

        In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This substantially eliminated the joint venture's potential reliance on us to fund operations. As a result of this change in circumstances, we undertook a review of the functional currency exposures of all of our businesses and concluded that the currency exposures of our Canadian entities are predominately in U.S. dollars. Accordingly, as required by GAAP, we commenced recording transactions in our Canadian entities using U.S. dollars as the functional currency effective October 1, 2008. This results in foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in accumulated other comprehensive income ("AOCI"). We accounted for this change prospectively and any amounts that were previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities.

        The Canadian to U.S. dollar exchange rate changes resulted in $117 million of foreign exchange gain during the fourth quarter of 2008 that was recorded in corporate results. We will continue to recognize such foreign exchange gains and losses that flow through earnings in the future and will separately report these amounts on the Consolidated Statement of Income (Loss).

        Foreign currency losses in the periods from July 6, 2009 to December 31, 2009 and from January 1, 2009 to July 5, 2009 were higher than the the full year 2008 due to increased foreign currency losses on Canadian-denominated liabilities due to a strengthening Canadian dollar.

  Insurance Credit (Charge)

        We are one of many participants in OIL and sEnergy—two mutual insurance companies formed to insure against catastrophic risks. We continue to participate in OIL, an insurance pool for property and liability; however, sEnergy, an insurance pool for business interruption, is in the process of winding-up its operations. The earliest this process is likely to be complete is the second quarter of 2010. We believe our reserves are adequate to cover any outstanding claims. We expect to receive the full amount of our investment prior to the dissolution of sEnergy.

July 6 to December 31, 2009

        We recorded a $2 million ($1 million after-tax) credit due to the reduction of estimated future claims payments during the period July 6, 2009 through December 31, 2009.

January 1 to July 5, 2009

        No insurance charges were incurred during the period January 1, 2009 through July 5, 2009.

  2008

        No insurance charges were incurred during 2008.

  2007

        We recorded a $4 million ($3 million after-tax) credit due to the reduction of estimated future claims payments.

  Depreciation and amortization

July 6 to December 31, 2009 Versus Full Year 2008

        Corporate depreciation expense decreased $3 million during the period July 6, 2009 through December 31, 2009 as compared to 2008 due to the shorter time period and despite the application of push-down accounting did not impact depreciation as we undertook to relife our assets in the Olefins/Polyolefins businesses at the same time (see "Application of Critical Accounting Estimates—Property, Plant and Equipment").

January 1, 2009 to July 5, 2009 Versus Full Year 2008

        Corporate depreciation expense decreased $4 million during the period January 1, 2009 through July 5, 2009 as compared to 2008 primarily due to a shorter time period.

2008 Versus 2007

        Corporate depreciation expenses were virtually unchanged during 2008 as compared to 2007.

  Other Gains and Losses

July 6 to December 31, 2009

        During the period July 6, 2009 through December 31, 2009, we recognized a gain of $1 million ($1 million after-tax).

January 1 to July 5, 2009

        During the period January 1, 2009 to July 5, 2009, we recognized a gain of $6 million ($6 million after-tax) primarily related to the disposition of our interest in LRM Industries, LLC (joint venture).

2008

        In 2008, we recognized other losses of $2 million ($1 million after-tax).

2007

        In 2007, we recognized other gains of $20 million ($14 million after-tax) related to the sale of the previously shut-down Chesapeake, Virginia, facility and other incidental land. We received cash proceeds of $6 million and a $14 million note receivable, bearing interest of 8.75% per annum and due in full in 2012.

Liquidity and Capital Resources

        Our principal sources of liquidity are cash flows from operations, cash on-hand, borrowings under our revolving credit facilities and accessing capital markets. We utilize our accounts receivable securitization programs as additional sources of financing. Our principal uses of cash are operating expenditures, capital expenditures and debt service.

  Cash Flow

        The following is a summary of cash flow:

			Year ended December 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of U.S. dollars)			2008(1)	2007(1)
	Successor	Predecessor
Funds from Operations	$163	$(53)	$99	$550
Operating working capital and other	(183)	(204)	173	(221)

Cash (used in) provided by operating activities	(20)	(257)	272	329

Proceeds on sale of assets	—	—	—	6
Capital expenditures and turnaround costs	(79)	(50)	(210)	(198)
Acquisition of production rights	—	—	—	(30)

Cash used in investing activities	(79)	(50)	(210)	(222)

(Decrease) increase in long-term debt and bank loans	(235)	493	(91)	(13)
Common shares issued	350	—	3	8
Options retired for cash	—	—	—	(6)
Common share dividends	—	(7)	(31)	(31)

Cash from (used in) financing activities	115	486	(119)	(42)

Increase (decrease) in cash due to exchange rates	1	(3)	13	—

Increase (decrease) increase in cash and cash equivalents	17	176	(44)	65
Cash and cash equivalents, beginning of period	250	74	118	53

Cash and cash equivalents, end of period	$267	$250	$74	$118

Note:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

  Inflows and Outflows of Cash

        As a result of our refinancing activities during the fourth quarter of 2009 and the beginning of 2010, we expect our working capital will be sufficient for our present requirements.

        During the time period January 1, 2009 through July 5, 2009, we consumed $53 million in funds from operations. Additionally, working capital increased by $204 million primarily due to the cash settlement of the share forward transactions in January and February 2009 (see "Stock-Based Compensation, Forward Transactions and Profit Sharing") and a $74 million reduction in the balance outstanding on our accounts receivable securitization programs. The result was $257 million used in operating activities. Capital expenditures during the period were $41 million, which was lower than past years due to an effort to conserve cash to aid liquidity. Turnaround spending was also reduced from prior years at $9 million. In order to repay the $250 million of 7.4% notes that were due in April 2009 and to pay for other cash expenses during the period, we drew heavily on our revolvers and entered into the backstop credit facility with IPIC (see "2009 Refinancing" below). The net result after repayment of the notes in April was an increase in cash and cash equivalents during the period of $176 million.

        During the time period July 6, 2009 through December 31, 2009, we generated $163 million in funds from operations. This improvement in funds was offset by a large increase in working capital due to increased inventory, higher raw material prices and higher accounts receivable values in the period resulting in a use of cash from operating activities of $20 million. Capital expenditures during the period were $60 million, which were lower than past years due to a need to conserve cash in 2009 to aid liquidity. Turnaround spending was $19 million in the period, lower than past years as well.

        During this period we also issued $700 million of debt, of which $496 million was used to fully repay all borrowings under our revolving credit facilities. The remainder was designated for repayment in 2010 of the $75 million outstanding on the total return swap and other general corporate purposes. In addition, IPIC converted its two outstanding debt facilities with us into equity resulting in $350 million of common shares being issued. Overall, $115 million of cash from financing activities was reported in the period. There were no dividend payments during the period. The net result was an increase in cash and cash equivalents during the period of $17 million.

        In 2008, we generated $99 million in funds from operations. During the year, working capital was reduced by $173 million primarily due to a sharp decline in feedstock costs during the fourth quarter which caused a reduction in the value of inventory, as well as product price decreases which significantly decreased receivables. We recorded a $129 million write-down in inventory to reflect the net realizable value of inventory at year-end. The decline in inventory and receivables was partially offset by the decrease in accounts payable which also reflects the decline in feedstock costs. Capital expenditures for 2008 were $166 million and turnaround costs were $44 million. In 2008, we repaid our $125 million of 7.25% debentures that were scheduled to mature in 2028, but were redeemed early at our option. This debt repayment was funded by cash on hand and borrowings on revolving credit facilities. The total use of cash in financing activities was $119 million primarily made up of the repayment of the debentures and dividend payments. The net use of cash and cash equivalents in 2008 was $44 million.

        In 2007, we generated $550 million in funds from operations. Operating working capital increased by $221 million in 2007 due to rapidly rising feedstock costs which increased the value of inventory, as well as product price increases which increased receivables. In total, $329 million of cash was provided by operating activities. In 2007, capital expenditures were $156 million and turnaround costs were $42 million. In addition, INEOS NOVA acquired the exclusive rights to production from the Sterling Chemicals' Texas City, Texas, styrene plant for $60 million, of which our 50% share was $30 million. During the year, cash used in financing activities was $42 million, the majority of which was dividends. The net increase in cash and cash equivalents was $65 million.

  Commitments

        We have various contractual cash obligations, including long-term debt repayments and associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. For a description of the sources to repay the long-term debt due in 2010, see "Current Debt Maturities or Redemptions" in the "Liquidity" section below. Associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations will be paid for using cash flow from normal operations.

  Contractual Cash Obligations

	Payments Due By Period
as of Dec. 31, 2009 (millions of U.S. dollars)	Total	2010	2011 to 2012	2013 to 2014	After 2015
Long-term debt(1)	$1,954	$317	$411	$405	$821
Interest payments(2)	865	156	245	154	310
Contributions to defined benefit plans(3)	33	33	—	—	—
Contributions to defined contribution plans(3)	12	12	—	—	—
Operating leases(4)	425	51	86	76	212
Unconditional purchase obligations(5)	6,780	1,760	1,779	1,032	2,209

Total contractual cash obligations	$10,069	$2,329	$2,521	$1,667	$3,552

Notes:

(1)
Includes current portion and bank loans.

(2)
Interest payments were calculated using interest rates that were in effect as of December 31, 2009.

(3)
Includes estimate for 2010 only.

(4)
Includes property, railcar and other equipment leasing commitments.

(5)
Raw material agreements are typically market-based. Obligations have been calculated using current pricing.

  Liquidity

        We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. As of December 31, 2009, our total liquidity was $831 million. Our future liquidity is dependent on many factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash, and the availability of existing credit facilities and of other potential sources of financing.

        A significant portion of our operations is conducted by our subsidiaries, and we are dependent to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. Accordingly, our ability to service indebtedness and fund operations is dependent upon the results of operations of our subsidiaries and their ability to provide cash to us. Payments of any dividends, loans or other distributions from our subsidiaries are not currently subject to material contractual, restrictive governmental regulations or other restrictions.

  2009 Refinancing

        During October and November 2009, we refinanced a substantial portion of our outstanding debt scheduled to mature in 2010. Effective October 15, 2009, we terminated our undrawn $150 million credit facility with Export Development Canada and a syndicate of three Canadian banks that we secured in February 2009 (the "EDC Facility"). On October 16, 2009, we issued $350 million of 8.375% senior notes due 2016 at an issue price of 99.34%, and $350 million of 8.625% senior notes due 2019 at an issue price of 99.168%. The 2016 notes and 2019 notes have an effective yield to maturity of 8.5% and 8.75%, respectively. Net proceeds from the offering were $681 million (after deducting discounts of $5 million and fees of $14 million). The net proceeds were used to repay $242 million outstanding under our $350 million secured revolving credit facility and $254 million outstanding under our bilateral credit facilities. The remaining cash balance of $185 million will be used to repay the total return swap when it terminates in March 2010 and for general corporate purposes.

        On November 17, 2009, we entered into a new $350 million senior secured revolving credit facility to replace our prior secured facility that was scheduled to expire on March 31, 2010. In addition, we amended two of our senior unsecured bilateral credit facilities (which were previously amended to shorten their maturity dates to March 2010) to revert back to their original maturity dates. As a result of these transactions, we now have four revolving credit facilities totaling $615 million in borrowing capacity. These facilities include:

  •
  $350 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on November 17, 2012;

  •
  $65 million senior unsecured bilateral credit facility, which expires on March 20, 2010;

  •
  $100 million senior unsecured bilateral credit facility, which expires on March 20, 2011; and

  •
  $100 million senior unsecured bilateral credit facility ($30 million due on March 20, 2010, $30 million due on September 20, 2011 and $40 million due on September 20, 2013).

        In connection with the Arrangement Agreement, IPIC provided us with a $250 million unsecured backstop credit facility (the "Backstop Facility"). The Backstop Facility could only be used as a single draw to assist us in repaying our $250 million, 7.4% notes due on April 1, 2009. On March 31, 2009, we drew $150 million on the Backstop Facility to repay the 7.4% notes on April 1, 2009. The amount drawn on the Backstop Facility and all related interest and fees were to be payable upon maturity of the Backstop Facility on June 30, 2010 or other termination of the Backstop Facility.

        On July 3, 2009, IPIC provided us with an additional $200 million credit facility with substantially the same terms and conditions as the Backstop Facility to enable us to complete certain inter-company pre-closing reorganization transactions. We drew the full $200 million available under this credit facility on July 3, 2009 and, subsequent to the closing of the Acquisition on July 6, 2009, repaid the $200 million credit facility and IPIC's holding company subscribed for $200 million of our common stock. We then repaid the $150 million outstanding under the Backstop Facility and IPIC's holding company subscribed for an additional $150 million of our common stock.

        Related accrued interest and fees totaling $17 million ($12 million after-tax) on the $200 million credit facility and the Backstop Facility were forgiven by IPIC and reclassified to Contributed surplus. We removed the balance in common shares of $508 million as of July 6, 2009, before push-down adjustments, and recorded the cash paid by IPIC to acquire all of our issued and outstanding common shares for $499 million.

  Covenants

        Our previous $350 million secured revolving credit facility, which was replaced in November 2009, the total return swap, which will be terminated and repaid on March 31, 2010 (see "Series A Preferred Shares and Total Return Swap"), and our prior accounts receivable securitization programs (see "Off-Balance Sheet Accounts Receivable Securitization Programs"), which were replaced in the first quarter of 2010, were governed by the following financial covenants, which required quarterly compliance computed on a rolling 12-month basis.

  •
  maximum net debt-to-cash flow ratio of 5:1; and

  •
  minimum interest coverage ratio of 2:1

        See Supplemental Measures for a discussion of the computations used to calculate these ratios. We were in compliance with these financial covenants for each quarter-end in 2008. The following table shows our actual financial covenant ratios as of the end of each quarter in 2008.

	2008
	Q1	Q2	Q3	Q4
Net Debt-to-Cash Flow Ratio	2.1	2.0	1.9	3.1
Interest Coverage Ratio	5.2	5.5	5.8	3.5

        As a result of declining North American and global economic activity, demand for crude oil and intermediate products dropped dramatically in the fourth quarter of 2008, causing their prices and the selling prices of our finished products to also drop dramatically. Because we had higher-cost third quarter inventory flowing through our income statement in the fourth quarter of 2008, we incurred large flow through losses. In addition, we wrote down the value of our year-end inventory by $129 million before-tax ($90 million after-tax) to reflect market prices as of December 31, 2008. Due to these exceptional factors resulting in the large loss incurred by us in the fourth quarter of 2008, we expected to be in breach of our financial covenants at the end of the first quarter of 2009 when compliance was due to be tested. Accordingly, on January 28, 2009, we and our counterparties agreed to amendments to the financial covenants in the $350 million secured revolving credit facility and the total return swap for the quarter ending March 31, 2009, to exclude the quarter ending December 31, 2008 results and include the quarter ending March 31, 2008 results.

        These amendments allowed us to maintain access to our major credit lines during the first half of 2009, subject to complying with certain conditions subsequent, which included the following:

  •
  amending our previous accounts receivable securitization programs' financial covenants on or before February 28, 2009 to be consistent in all material respects with the amended financial covenants for the $350 million secured revolving credit facility (We completed these amendments on February 13, 2009.);

  •
  securing $100 million in additional financing by February 28, 2009, which we completed on February 22, 2009 by entering into the EDC Facility; and

  •
  securing an additional $100 million in financing by June 1, 2009, of which $50 million was secured on February 22, 2009, as part of the EDC Facility and the final $50 million was deemed to have been met upon IPIC's subscription for $150 million of our common stock after we repaid the Backstop Facility.

        If we were not able to negotiate the amendments to these financial covenants and were unable to remedy the defaults that would have resulted, our lenders could have declared all amounts outstanding to be due and payable and terminated all commitments to extend further credit. Moreover, such defaults could have triggered cross acceleration and/or cross default provisions in our other financing arrangements, including our public debt.

        We entered into the EDC Facility and the Backstop Facility subsequent to January 28, 2009, and, these credit facilities contained the same amended financial covenants.

        We were in compliance with these amended financial covenants for the quarter ended March 31, 2009. The following table shows our actual financial covenant ratios as of the end of the quarter ended March 31, 2009.

Q1 2009
Net Debt-to-Cash Flow Ratio(1)	3.2
Interest Coverage Ratio(1)	3.8

Note:

(1)
Maximum net debt-to-cash flow ratio required to be less than 5.0 and interest coverage ratio required to be greater than 2.0 using rolling fifteen months, excluding three months ended December 31, 2008.

        At the time of these amendments in January 2009 and during the first quarter and the early second quarter of 2009, we anticipated that further amendments to our financial covenants would be required with an effective date no later than June 30, 2009. These amendments were expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 and the weak economic and business conditions continuing in early 2009 resulting in our customers reducing inventories, buying only what they needed for the current timeframe and waiting for pricing and demand to stabilize. Therefore, during this time period, we negotiated with our core group of banks to amend these covenants. Because we had not completed these negotiations with our core group of banks as of the time of our quarterly report for the quarter ended March 31, 2009, we were required as a technical matter in accordance with EIC-59, Long-term Debt with Covenant Violations, to classify all of our outstanding long-term debt subject to these financial covenants and revolving credit facilities that contained cross defaults as current liabilities at March 31, 2009.

        During the second quarter of 2009, we negotiated the following amendments to the agreements that were governed by the financial covenants:

  •
  removal of the maximum net debt-to-cash flow ratio and minimum interest coverage ratio covenants for the quarters ending June 30, 2009, September 30, 2009 and December 31, 2009; and

  •
  adding a minimum consolidated cash flow covenant, which required us to maintain consolidated cash flow that was positive for the quarter ending June 30, 2009, and that was not less than $50 million for each of the quarters ending September 30, 2009 and December 31, 2009, and that the minimum consolidated cash flow required could be reduced by cash proceeds received from new equity contributed by IPIC through the remainder of 2009 (excluding the equity contributions that were made on July 6, 2009 as described above).

        Because we were able to negotiate these amendments, and we expected to be able to remain in compliance with the covenants over the upcoming 12 months, pursuant to applicable accounting principles, we were again able to classify certain outstanding debt subject to these financial covenants, and revolving credit facilities, which contain cross defaults, as long term.

        Starting in March 2009 destocking began to subside and pricing stabilized, resulting in more stable buying patterns. We were in compliance with the amended financial covenant for the quarters ended June 30, 2009, September 30, 2009, and December 31, 2009.

        Our total return swap is governed by the old financial covenants described above. However, we intend to terminate the total return swap and repay the equity notional amount on March 31, 2010 with the result that the old covenants will no longer apply to us. All other programs that were tied to the old financial covenants described above have been terminated or replaced with new programs tied to new covenants listed below. Therefore, there will be no further checks against the old covenants.

        The following table shows our actual minimum consolidated cash flow as of the end of the June, September and December quarters. See Supplemental Measures for a discussion of the computations used to calculate minimum consolidated cash flow.

	2009
(U.S. dollars in millions)	Q2	Q3	Q4
Minimum Consolidated Cash Flow	$63	$94	$126

        Our new $350 million senior secured revolving credit facility and our new accounts receivable securitization programs are governed by the following financial covenants, which require quarterly compliance:

  •
  a maximum senior debt to cash flow ratio of 3:1; and

  •
  a debt to capitalization ratio not to exceed 60%.

        See Supplemental Measures for a discussion of the computations used to calculate these financial ratios.

        During the latter half of 2009 and the beginning of 2010, feedstock costs slowly increased, but were more than offset by rising selling prices. We do not currently expect a further deterioration in the economic environment during 2010, and we do not expect our anticipated future restructuring charges to materially impact our ability to comply with these financial covenants. Accordingly, we expect to be in compliance with the new financial covenants over the next twelve month period and do not expect any amendments to these covenants during 2010. As a result, we do not anticipate any impact on our debt classification.

        The table below summarizes the applicable financial covenants for each of our financing facilities during 2008, 2009 and 2010.

	2008
		2009				2010
	Q1 to Q4
Financial Covenants (checked at end of quarter)		Q1	Q2	Q3	Q4	Q1
Prior Senior Secured Revolving Facility	1	2	3	4	N/A	N/A
Total Return Swap	1	2	3	4	4	N/A
Prior A/R Securitization Programs	1	2	3	4	4	N/A
EDC Facility	N/A	2	3	4	N/A	N/A
Backstop Facility	N/A	2	3	N/A	N/A	N/A
New Senior Secured Revolving Facility	N/A	N/A	N/A	N/A	5	5
New A/R Securitization Programs	N/A	N/A	N/A	N/A	N/A	5

  1.
  Maximum net debt-to-cash flow ratio less than 5.0 and interest coverage ratio greater than 2.0 using rolling twelve months.

  2.
  Maximum net debt-to-cash flow ratio less than 5.0 and interest coverage ratio greater than 2.0 using rolling fifteen months, excluding three months ended December 31, 2008.

  3.
  Minimum consolidated cash flow not less than $0.

  4.
  Minimum consolidated cash flow not less than $50 million.

  5.
  Maximum senior debt to cash flow ratio of 3:1 and debt to capitalization ratio not to exceed 60%.

        As of February 2010, we have $200 million ($130 million at December 31, 2009 and $300 million at December 31, 2008) in accounts receivable programs that expire in February 2012. The balances as of December 31, 2009 and December 31, 2008 were $122 million and $175 million, respectively. We do not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.

        The INEOS NOVA joint venture has two accounts receivable securitization programs, a $150 million North American program and a €100 million (€120 million as of December 31, 2008) European program. NOVA Chemicals' 50% share of the balances as of December 31, 2009 and December 31, 2008, were $31 million and $27 million, respectively, under the North American program and €24 million and €25 million, respectively, under the European program.

  Series A Preferred Shares and Total Return Swap

        Our subsidiary, NOVA Chemicals Inc., has issued Series A preferred shares with a 0.5% dividend rate. We have the right to repurchase the Series A preferred shares at any time. However, any such repurchase may obligate us to pay an early termination fee under the terms of the total return swap described below.

        We also entered into a total return swap with respect to the Series A preferred shares. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares for $191 million plus accrued and unpaid dividends. We subsequently reduced the equity notional amount of the total return swap to $126 million and, in February 2009, reduced the equity notional amount to $75 million. On settlement of the total return swap at the end of the term, we will owe the counterparty the difference between the actual sale price received by the counterparty for the Series A preferred shares and the equity notional amount if the sale price is less than the equity notional amount. Upon termination of the total return swap, we expect that we will exercise our right to repurchase the Series A preferred shares for a net price equal to the equity notional amount.

        Under the terms of the total return swap: (i) the counterparty pays us the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap); and (ii) we pay the counterparty a spread to LIBOR, as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

        If the average price of our outstanding 6.5% medium-term notes due 2012 decreases by a certain amount, we are required to post maintenance collateral. Once the margin-posting requirement is triggered, if the average price increases by 5% or more, any excess collateral may be returned us. If the average price decreases by 5% or more, we would be required to post additional collateral.

        If we default on other debt of at least $25 million and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. We would then owe the counterparty the difference between the actual sale price received by the counterparty and the equity notional amount if the sale price is less than the equity notional amount. If the sale price is greater than the equity notional amount, the counterparty would owe us the difference between the sale price and the equity notional amount. Subsequent to such termination of the swap, we may, at our option, exercise our call right and repurchase the preferred shares from the third party for a purchase price of $198 million.

        In February 2009, we and the counterparty agreed to extend the term of the total return swap until June 30, 2010 and reduce the equity notional amount. In May 2009, we and the counterparty amended the total return swap to change the termination date to March 31, 2010. Because the term expires within the next 12 months, the Series A preferred shares are classified under Long-term debt due within one year on our consolidated balance sheets. We do not intend to extend the maturity date of the total return swap or replace it. We intend to allow the total return swap to terminate on March 31, 2010 and to repay the equity notional amount of $75 million.

  Off-Balance Sheet Accounts Receivable Securitization Programs

        NOVA Chemicals.    Our off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. We engage in accounts receivable securitization programs to obtain lower financing rates than those available from other sources. As of December 31, 2009, the maximum availability of the programs was $130 million, which represented a $170 million decrease in the programs as compared to December 31, 2008. At December 31, 2009 and December 31, 2008, $122 million and $175 million, respectively, were funded under the programs. Of the total amount, $63 million and $84 million, respectively, were funded via a special purpose entity ("SPE") that is 100% owned by us. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. We have no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in our consolidated financial statements. No other business is conducted through SPE's.

        The programs were scheduled to expire on June 30, 2010. On February 13, 2009, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration date was changed to February 2010. In June 2009, the maximum amount of the programs was reduced from $190 million to $130 million.

        In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. The new programs each allow for a maximum funding of $100 million, which represent an increase of $70 million in our accounts receivable securitization programs. The accounts receivable sold under the U.S. program are sold via our SPE. The new programs each have an initial term of two years. As of March 1, 2010, approximately $140 million of receivables were funded under the programs.

        INEOS NOVA Joint Venture (North America).    INEOS NOVA entered into a $150 million accounts receivable securitization program in the third quarter of 2008 which expires in July 2010. At December 31, 2009 and December 31, 2008, $62 million and $54 million, respectively were funded under the program. Our 50% share of the receivables funded was $31 million and $27 million, respectively. The INEOS NOVA joint venture has no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in either the INEOS NOVA joint venture financial statements or our Consolidated Financial Statements.

        INEOS NOVA Joint Venture (Europe).    In November 2006, the INEOS NOVA joint venture (formerly NOVA Innovene European joint venture) entered into a five-year, €120 million accounts receivable securitization program. This program expires in November 2011. In November 2009 the program was reduced from €120 million to €100 million. At December 31, 2009 and December 31, 2008, €48 million and €50 million, respectively, were funded under the program. Our 50% share of the receivables funded was €24 million and €25 million, respectively. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in either the INEOS NOVA joint venture financial statements or our Consolidated Financial Statements.

  Advanced Manufacturing Investment Strategy Loan

        Our subsidiary, NOVA Chemicals (Canada) Ltd., entered into a loan agreement for a loan in the principal amount of Cdn$10,000,000 made available by Her Majesty the Queen in right of the Province of Ontario as represented by the Minister of Economic Development and Trade under Ontario's Advanced Manufacturing Investment Strategy. We may use the loan proceeds only to finance certain eligible costs associated with the modernization and expansion of our LDPE capability at our Mooretown facility. We drew down the full Cdn$10,000,000 in the fourth quarter of 2009 (the "Disbursement"). The maturity date of the loan is December 1, 2019 and the interest rate is 4.92% per annum calculated monthly. Provided that there is no event of default and we fully achieve certain cumulative job targets at the Mooretown facility, the interest accruing during the first five years (the "Incentive Period") will be fully forgiven at the end of the Incentive Period. In the event that the cumulative job target is not met during the Incentive Period, interest based on 4.92% per annum rate and adjusted downward depending on the actual jobs achieved during the Incentive Period will be payable on the 60th day following the last day of the Incentive Period. Interest accruing during the post Incentive Period calculated from the last day of the Incentive Period shall be due and payable annually, in arrears, for the remainder of the term. Provided there is no event of default, principal repayment will be deferred during the Incentive Period. Thereafter, principal in the amount of 20% of the amount advanced and outstanding on the last day of the Incentive Period will be due and payable annually commencing on the sixth anniversary of the Disbursement. We may prepay the full principal amount of the loan plus any accrued interest without any premium or penalty. NOVA Chemicals Corporation guaranteed the loan.

  Current Debt Maturities or Redemptions

        After the refinancings in the fourth quarter of 2009 and the first quarter of 2010, we have the following financings that are maturing or may be redeemed in the next 12 months: (i) Cdn$250 million (US$237 million, based on a forward exchange rate of 0.9494 entered on January 22, 2010) relating to 7.85% senior notes due August 30, 2010 and (ii) $75 million relating to the total return swap with respect to the Series A preferred shares of NOVA Chemicals Inc.

        We currently expect to pay off the 7.85% senior notes and the total return swap upon maturity using a portion of the proceeds from our October 2009 offering of senior notes, cash on hand and available capacity on our credit facilities, which were paid down using proceeds from the notes offering. After the expiration of the $95 million of senior unsecured bilateral facilities on March 20, 2010, we will have $520 million of available capacity on our remaining three credit facilities (less $51 million of letters of credit as of December 31, 2009).

Supplemental Measures

        We present certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance. Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

Operating (Loss) Income—net (loss) income before interest expense, income taxes and other gains and losses, assists readers in analyzing our income (loss) from operations.

			Year Ended December 31,
Reconciliation of Operating (Loss) Income to Consolidated Net (Loss) Income
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
			2008(1)	2007(1)
(millions of U.S. dollars)
	Successor	Predecessor
Operating income (loss)	$89	$(214)	$56	$555
Interest expense (net)	(85)	(94)	(156)	(175)
Other gains (losses)	1	6	(2)	20
Income tax (expense) recovery	(7)	63	62	(52)

Net (loss) income	$(2)	$(239)	$(40)	$348

Note:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards".

Consolidated Cash Flow—equals consolidated net (loss) income, plus interest expense, income taxes and depreciation amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. This measure is provided to assist readers in calculating our prior financial covenant.

Net Debt to Cash Flow—equals consolidated debt (including accounts receivable securitization funding), less preferred shares and cash and cash equivalents, divided by consolidated net (loss) income, plus interest expense, income taxes, depreciation and amortization expense, other gains/losses, market-to-market feedstock derivatives, IPIC Transaction costs and restructuring charges. Respective amounts from the INEOS NOVA joint venture are excluded for this calculation. This measure is provided to assist readers in calculating our prior financial covenant.

Interest Coverage Ratio—equals consolidated net (loss) income, plus interest expense, income taxes, depreciation and amortization expense, other gains/losses, market-to-market feedback derivatives, IPIC Transaction costs and restructuring charges, divided by interest expense for the preceding twelve-month period. Respective amounts from the INEOS NOVA joint venture are excluded for this calculation. This measure is provided to assist readers in calculating our prior financial covenant.

Senior Debt to Cash Flow—equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. The Consolidated Cash Flow calculation is performed on a rolling twelve months, except at December 31, 2009, Consolidated Cash Flow is equal to Consolidated Cash Flow for the preceding nine month period multiplied by 4/3. This measure is provided to assist readers in calculating our financial covenant.

Debt to Capitalization—equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholders' Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

Net Consolidated Debt—equals long-term debt due within one year and long-term debt as reflected on the most recent quarterly Consolidated Balance Sheet of the Corporation (excluding debt of certain subsidiaries and any non-recourse debt), plus the funded amount of our accounts receivable securitization programs, less cash and cash equivalents as reflected on the Consolidated Balance Sheet of the Corporation (excluding cash and cash equivalents of certain subsidiaries) and the outstanding balance of the total return swap. This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

Consolidated Shareholders' Equity—equals consolidated shareholders' equity as reflected on the most recent quarterly Consolidated Balance Sheet of the Corporation (excluding shareholder's equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt), plus the outstanding balance of the total return swap. This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

Application of Critical Accounting Estimates

        The following represents the estimates most critical to the application of our accounting policies. For a summary of our significant accounting policies, see Note 2 to the Annual Audited Consolidated Financial Statements.

        Purchase Accounting.    On July 6, 2009, IPIC acquired 100% of our outstanding common shares for consideration of $6.00 per share. We elected to use push-down accounting under CICA 1625, Comprehensive Revaluation of Assets and Liabilities, which resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, we applied prospectively, the principles of CICA 1582, Business Combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities have been adjusted to their respective fair values on July 6, 2009. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of our identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

        In determining the fair values for all identifiable assets and liabilities, management applied judgments in many areas for the period from mid 2009 to 2015 with terminal values beyond that date. These judgments were made with data available on the July 6, 2009 acquisition date. Assumptions were made regarding product selling prices, feedstock costs, future supply/demand dynamics, inflation, discount rate, foreign exchange rates and others. We based these assumptions on our industry knowledge and Chemical Market Associates, Inc. data or other outside sources. In all cases, we believe the assumptions are fair and reasonable.

        Inventories.    We carry inventories at the lower of cost or net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed (i.e., depreciation) and variable production overhead costs that are incurred in converting the materials into finished goods. Other costs may include non-production overhead costs or the costs of designing products for specific customers. Financing costs are not included in production costs. Cost is determined on a first-in, first-out (FIFO) basis as we believe this basis is the best method to match actual costs incurred with related revenue. Prior to January 1, 2008, the date of adoption of CICA 3031, Inventories, there was no allocation of fixed production overhead costs to inventory.

        In the fourth quarter of 2008, there were significant decreases in prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at our Corunna facility. As a result, Corunna's commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory were written down to the lower of cost or estimated net realizable value as of December 31, 2008, and a write-down of $129 million was recorded in Feedstock and operating costs in 2008. Estimated net realizable value was determined using accepted benchmark indices. No such write-down occurred in 2009 or 2007.

        Property, Plant and Equipment ("PP&E").    Our PP&E consists primarily of land, buildings for producing petrochemicals and manufacturing equipment. We value PP&E at historical cost. Financing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining until the next turnaround activity, while maintenance and repair costs are expensed as incurred.

        Judgmental aspects of accounting for PP&E involves estimates of the life of the assets, the selection of an appropriate method of depreciation and determining whether an impairment of our assets exists and measuring such an impairment. These assessments are critical due to their potential impact on earnings and equity.

        We are able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is more conservative, requires less estimation and judgment and is a systematic and rational basis reflecting the period over which the assets' benefit is realized.

        We periodically review the estimated useful lives of PP&E and make adjustments when appropriate. During July 2009, we reassessed the remaining useful lives of our plant and equipment which resulted in increasing certain asset estimated useful lives for our Western Canada assets to 20 years and decreasing our Eastern Canada assets to 10 years. This change was made after a thorough analysis by company engineers familiar with the plant sites and management's assessment of economic utility. Total depreciation expense recorded during the third and fourth quarters of 2009 based on revalued property, plant and equipment and revised estimated useful lives was approximately $52 million lower than if original estimated useful lives were retained.

        Net PP&E at December 31, 2009, totaled approximately $4 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We assess recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized would be measured as the amount by which the asset's carrying amount exceeds its fair value.

        The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. We use reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

        In connection with the IPIC Transaction, we applied push-down accounting as described in Note 3 of the Annual Audited Consolidated Financial Statements, and the carrying value of PP&E was adjusted to its fair value of $3,602 million on July 6, 2009. Based on current assets value and expected future cash flows of all business units, we concluded that the carrying value of PP&E of the business units in all segments as of December 31, 2009 was appropriate.

        Intangibles.    Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets as a result of push-down accounting applied for the IPIC Transaction as described in Note 3 of the Annual Audited Consolidated Financial Statements is fair value as at the closing date of the Acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the consolidated income statement in the year in which the expenditure is incurred.

        The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. These are assessed for impairment whenever there is an indication that the intangible assets may be impaired. NOVA Chemicals has no intangible assets with indefinite useful lives.

        Asset Retirement Obligations.    United States and Canadian GAAP require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value, based on a discounted value of the expected costs to be paid when the assets are retired. At December 31, 2009, we had approximately $42 million of accumulated reserve for these activities.

        During 2009, as a result of push-down accounting as described in Note 3 of the Annual Audited Consolidated Financial Statements, we increased our asset retirement obligations by $12 million. The obligations were also increased as a result of the accretion of the liabilities.

        As a result of the commencement of the INEOS NOVA joint venture on October 1, 2007, the asset retirement obligations associated with the plants that were contributed to the joint venture were removed from our liabilities. However, the joint venture was required to establish asset retirement obligations associated with the assets contributed by us and INEOS, and we included 50% of this obligation through proportionate consolidation in our results.

        During 2008 and 2007, there were no business conditions or decisions that resulted in a requirement to increase or decrease the asset retirement obligations associated with active or divested sites. The obligations were increased as a result of the accretion of the liabilities. For inactive sites or sites that became inactive in 2008 and 2007, the reserves were generally considered adequate for the environmental remediation work required.

        We undertook an evaluation of the costs to conduct decommissioning and site restoration to satisfy the projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites in 2003. Canadian GAAP required that the present value of inflation-adjusted decommissioning and site restoration costs be recorded as increases to the carrying values of the assets at that time and that this amount be depreciated over the estimated remaining lives of the assets. Because the decommissioning may not take place for 25 years or more, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, because the degree of natural attenuation, evolution of new technologies and potential land uses may mitigate future environmental liabilities and potential costs. In 2007, we engaged a third-party to perform an in-depth review of our active plant sites and required clean-up and restoration activities. The third party concluded that our current estimates of the costs to complete these obligations were reasonable at December 31, 2007. Management has reviewed these cost estimates and believes they are still valid as of December 31, 2009.

        The present value of this future obligation (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $22 million prior to the July 6, 2009 IPIC Acquisition. On July 6, 2009, the obligation was reassessed in connection with the IPIC Transaction and push-down accounting exercise (see Note 3 of the Annual Audited Consolidated Financial Statements) and it was determined that the discount rate be increased. In addition, the timing of the obligation was adjusted to match the assets revised estimated useful lives. This estimated liability will increase, or accrete, each year over the lives of the active plants until it reaches the $160 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. In the year ended December 31, 2009, accretion expense was $3 million. In each of 2008 and 2007, this expense was $2 million.

        Pension Plans.    We sponsor both defined benefit and defined contribution pension arrangements covering substantially all of our employees. For the defined contribution plans, the cost is expensed as earned by employees. For the defined benefit plans, obligations and expense are determined using actual discount rates and assumptions for mortality, termination, retirement and other rates, as well as the expected return on plan assets and the rate of increase for future compensation. We use current mortality rate tables commonly used for actuarial calculations and select other assumptions in line with past experience and current economic conditions. The return on plan assets is not the actual return, but an expected rate based on estimates of long-term rates of return for various asset classes and the investment strategy of the plans. The discount rate is based on actual market interest rates at the measurement date on high quality debt instruments with a duration or projected cash flows that match the timing and amount of expected benefit payments of our plans.

        Canadian GAAP requires that actuarial gains and losses be recognized in our income using a systematic and consistent methodology. For defined benefit pensions, we amortize such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into our earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at December 31, 1999, to a $235 million loss at December 31, 2008. In connection with the IPIC Transaction, we applied push-down accounting as described in Note 3 of the Annual Audited Consolidated Financial Statements. As a result of the push-down accounting, pension assets were decreased by $65 million and pension liabilities were increased by $219 million to reflect funded status of the plans on July 6, 2009. On December 31, 2009, the net unrealized actuarial gain was $13 million.

        On September 28, 2007, we amended certain defined benefit pension plans in the United States. The amendments provided for benefits to be frozen as of January 1, 2008, and transition relief to be provided to plan participants meeting certain age and service requirements. At the same time, we also enhanced benefits under one of our defined contribution plans. These actions serve to ascertain more certainty with regards to pension cost.

        A total of $32 million, $39 million and $52 million was contributed in 2009, 2008, and 2007, respectively, to all of our defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in various countries. We contributed $12 million, $14 million and $8 million in 2009, 2008 and 2007, respectively, to the defined contribution plans.

        Funding for our defined benefit pension plans is largely driven by the North American pension plans, as they constitute a significant portion of our pension plan assets and obligations. For 2010, funding for the defined benefit plans is expected to be approximately $33 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities. Contributions to defined contribution plans for 2010 are expected to be $12 million.

        Income Taxes.    The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in our financial statements or tax returns. Judgment is required in assessing current and future tax consequences. Variations in the actual outcome of tax consequences could materially impact our financial position or results of operations. In connection with the IPIC Transaction, we applied push-down accounting as described in Note 3 of the Annual Audited Consolidated Financial Statements, which increased future tax liabilities by $499 million.

        We have a valuation allowance and a tax reserve to provide for uncertain tax positions. The valuation allowance primarily relates to the ability of the Corporation to utilize tax loss carry-forwards. The amount of loss carry-forward available to the Corporation, has been reduced as required by applicable tax rules due to the IPIC Transaction. Accordingly, the valuation allowance was reduced by $205 million in 2009. The allowance was increased by $41 million in 2008 and $14 million in 2007. A tax reserve is used to provide for potential tax liabilities associated with uncertain tax positions and potential disputes with tax authorities. For 2009, the reserve was increased by $22 million. During 2008, the reserve was reduced by $20 million. During 2007, the reserve was reduced by $13 million due to the successful resolution of a dispute with the Belgian tax authorities.

Accounting Standards

Description	Date of adoption	Impact
CANADIAN GAAP

Further amendments to Canadian Institute of Chartered Accountants ("CICA") 3862, Financial Instruments: Disclosures, requires enhanced disclosures for financial instruments including classification of fair value measurements and methods using a fair value hierarchy and, when a valuation technique is used, the assumptions used in determining fair value of each class of financial assets and liabilities. These amendments are to be applied prospectively.	December 31, 2009	Disclosure only, see Note 22 to our Annual Audited Consolidated Financial Statements

Further amendments to CICA 3855, Financial Instruments—Recognition and Measurement, provide criteria with regard to determining whether an embedded prepayment option is closely related to its host contract. Specifically the amendment provides that an option that compensates the lender for lost interest on reinvestment will be considered closely related to a debt host instrument. This amendment will further harmonize Canadian GAAP with International Financial and Reporting Standards ("IFRS") and U.S. GAAP.	October 1, 2009	NOVA Chemicals applied this amendment and determined that senior notes issued in October 2009 do not contain embedded derivatives. (See Note 10 to our Annual Audited Consolidated Financial Statements)

Scope amendments to CICA 1506, Accounting Changes, provide that this Section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity's primary basis of accounting.	Annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009	NOVA Chemicals' adoption of IFRS on January 1, 2011 will not qualify as an accounting change under CICA 1506

Emerging Issues Committee ("EIC") 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively with or without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract.	March 31, 2009
Resulted in a one-time credit to opening retained earnings on January 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax)
During the 2009 Predecessor period, the initial EIC 173 impact was reduced by $16 million ($11 million after-tax) and decreased an additional $9 million ($6 million after-tax) during the 2009 Successor period.

Description	Date of adoption	Impact
Amendments to CICA 1625, Comprehensive Revaluation of Assets and Liabilities, and CICA 3251, Equity, and new standards CICA 1582, Business Combinations, CICA 1601, Consolidated Financial Statements, and CICA 1602, Non-controlling Interests, provide guidance on business combinations and the methodology to be used in the accounting therefor, including the revaluation of assets and liabilities. As a result of the IPIC Transaction, NOVA Chemicals early adopted these standards.	January 1, 2009	See Note 3 to our Annual Audited Consolidated Financial Statements for the impact of the IPIC Acquisition under CICA 3251, CICA 1582 and CICA 1625; No material impact from CICA 1601 and CICA 1602; however this guidance may impact potential future business transactions

CICA 3064, Goodwill and Intangible Assets, replaced CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline ("AcG") 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The Standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	January 1, 2009	See discussion below

EIC 172, Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income, provides the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in Other Comprehensive Income ("OCI"), should be recognized in income. This Abstract will also apply in other circumstances when an unrealized gain is recognized in OCI.	September 30, 2008	No material impact

Amendments to CICA 3855, Financial Instruments—Recognition and Measurement, and CICA 3862, Financial Instruments—Disclosures, permits reclassification of financial assets in specified circumstances. The amendments are intended to ensure consistency of Canadian GAAP with IFRS and U.S. GAAP and allow entities to move financial assets out of categories that require fair value changes to be recognized in net income. These assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.	Effective for reclassifications made on or after July 1, 2008	No material impact

Description	Date of adoption	Impact
CICA 1535, Capital Disclosures, specifies disclosures of (1) information about the entity's objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.	January 1, 2008	Disclosure only, see Note 22 to our Annual Audited Consolidated Financial Statements

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.	January 1, 2008	No material impact

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new Standard is the Canadian equivalent to IFRS IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061—Property, Plant and Equipment, was amended to reflect this change).	January 1, 2008	One-time credit on January 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)

NOVA Chemicals' inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning January 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.

EIC 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855, Financial Instruments—Recognition and Measurement, to define or apply the term "routinely denominated in commercial transactions around the world" when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	January 1, 2008	No material impact

Description	Date of adoption	Impact
CICA 3862, Financial Instruments—Disclosure, and CICA 3863, Financial Instruments—Presentation, replace CICA Section 3861, Financial Instruments—Disclosure and Presentation, and revises and enhances the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These Standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments and how these risks are managed. These Standards are applicable to interim and annual periods relating to fiscal years beginning on or after October 1, 2007. NOVA Chemicals chose to early adopt these Standards.	December 31, 2007	Disclosure only

EIC 166, Accounting Policy for Transaction Costs, requires an entity to disclose the accounting policy for transaction costs for all financial assets and liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset or liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007. NOVA Chemicals' accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.	September 30, 2007	No material impact

CICA 1506, Changes in Accounting Policies and Estimates and Errors, provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.	January 1, 2007	No material impact

CICA 1530, Comprehensive Income, establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals' net income (loss) and OCI. OCI includes unrealized gains (losses) on available-for-sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of Comprehensive Income (Loss) are disclosed in the Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss).	January 1, 2007	Disclosure only

Description	Date of adoption	Impact
CICA 3251, Equity, establishes rules for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity.	January 1, 2007	Disclosure only

CICA 3855, Financial Instruments—Recognition and Measurement, is intended to harmonize Canadian GAAP, U.S. GAAP and IFRS and establishes standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous standards addressed disclosure and presentation matters only. All financial instruments are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. CICA 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in fair value of recognized derivatives are included in net income in the period in which they arise unless specific hedge accounting criteria are met. Also, it is NOVA Chemicals' policy that transaction costs related to all financial assets and liabilities be added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are expensed.	January 1, 2007	Because the Standard requires long-term debt to be measured at amortized cost, certain deferred debt discount and issuance costs that were previously reported as long-term assets on the Consolidated Balance Sheets were reclassified on a prospective basis and are now being reported as a reduction of the respective debt obligations ($17 million was reclassified as of January 1, 2007). Also, certain investments in non-affiliated entities classified as available- for-sale are now measured at fair value. Previously, these investments were measured at cost. On January 1, 2007, the impact of this change was not material.

CICA 3865, Hedges, replaces and expands AcG-13, Hedging Relationships, and the hedging guidance in CICA 1650, Foreign Currency Translation, and sets the standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. Also included in the Standard is the concept that the ineffective portion of an otherwise qualifying hedging relationship would be included in earnings of the period. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item.	January 1, 2007	On January 1, 2007, NOVA Chemicals reclassified, on a prospective basis from various current and long-term liability accounts to Long- term debt on the Consolidated Balance Sheets, a deferred gain of $4 million which represented the remaining gain on settlement of a derivative instrument previously (under AcG-13) designated as a hedge.

NOVA Chemicals adopted CICA 3064 on January 1, 2009. Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064 were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively. The effect of the restatement at December 31, 2006 was to decrease Other non-current assets by $37 million, decrease Future income tax liability by $12 million, increase Accumulated other comprehensive income by $1 million and increase the Deficit by $26 million. The after-tax impact to net income in 2008 and 2007 was $8 million and $1 million, respectively.

        The following summarizes the impact of the adoption of CICA 3064 in the periods presented:

	As Previously Reported	Change in Accounting Policy	As Restated
Deficit at Dec. 31, 2006	$(354)	$(26)	$(380)
Net income for the year ended Dec. 31, 2007	347	1	348
Other changes during the year ended Dec. 31, 2007	(36)	—	(36)

Deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net loss for the year ended Dec. 31, 2008	(48)	8	(40)
Other changes during the year ended Dec. 31, 2008	8	—	8

Deficit at Dec. 31, 2008	$(83)	$(17)	$(100)

Other non-current assets at Dec. 31, 2008	$182	$(27)	$155

Future income taxes at Dec. 31, 2008	$385	$(8)	$377

Accumulated other comprehensive income (loss) at Dec. 31, 2008	$464	$(2)	$462

FUTURE CHANGES IN ACCOUNTING POLICIES

Transition to IFRS

        In October 2009, the Canadian Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft which confirmed that the use of International Financial Accounting Standards will be required for interim and annual financial statements of publicly accountable enterprises relating to fiscal years beginning on or after January 1, 2011. IFRS will replace Canadian GAAP for listed companies and other profit oriented enterprises that are responsible to large or diverse groups of stakeholders. We will be adopting IFRS commencing January 1, 2011 and will publish our first consolidated financial statements prepared in accordance with IFRS for the quarter ended March 31, 2011. These interim financial statements will include comparative data for the comparative quarter of the prior year and an opening statement of financial position on the date of transition to IFRS.

        We developed our IFRS convergence plan in 2008 and are continuing to assess the impacts of adopting IFRS with regard to our financial reporting, information technology, business policies and our control environment. An IFRS Technical Steering Team was established in 2008 to provide overall project governance and approval of decisions on accounting policies and selection of optional exemptions. As a result of the IPIC Acquisition, the framework of our IFRS convergence plan now includes the requirement that policy decisions need to be in compliance with accounting and disclosure policies of IPIC. All accounting policy determinations are reviewed and discussed with the our external auditors to confirm our interpretation of the standards.

        IFRS Convergence Project:    The following is an update of our progress to date on the key activities that were identified in our convergence plan:

  •
  Identification of differences in Canadian GAAP/IFRS accounting policies and choices:  This work is now essentially complete. We have determined the appropriate election for most optional elections and mandatory exemptions under IFRS 1, First Time Adoption of Internal Financial Reporting Standards, and accounting policies have been selected that will be consistent with the policies adopted by IPIC. Key differences have been reviewed and discussed with our management. A mock-up of the financial statement disclosures that will be required under IFRS has been completed, and we have started preparing a quantification of the effects of IFRS 1 elections.

  •
  Identification and development of IFRS expertise at appropriate levels in the Organization:  Activities in this area are substantially complete. The IFRS Technical Steering Team and project team members were established in the prior year and training has been ongoing through the current year. Corporate financial reporting and operating division accounting staff have been actively involved in preparing detailed diagnostics of the differences between our current accounting practices and IFRS standards, and in the evaluation of the financial impacts of various options and methodologies provided under IFRS. The Audit Committee of our Board of Directors will approve all IFRS policy decisions and recommended accounting policy changes.

  •
  Information Systems:  We assessed the impact of conversion to IFRS on our information system requirements and determined, after consideration of the available options, that an upgrade to a newer version of our financial accounting system was the preferred solution. Testing of the new system configuration took place during the third and fourth quarters of 2009 and implementation of the new software was completed in the first week of January 2010. Among the enhancements that will be provided by the upgraded system is the capability for parallel general ledger processing (for the dual reporting year 2010). Changes to our financial consolidation software are currently under development that will simplify the preparation of consolidated financial statements and related disclosures under both IFRS and Canadian GAAP standards. The new consolidation system will be fully operational by the end of the first quarter of 2010.

  •
  Financial Covenants and Practices:  A review of all relevant GAAP dependent covenants and contracts has been completed, and where necessary modifications to the terms of covenants will be addressed with the respective counterparties.

  •
  Control Environment:  Identification of material accounting policy changes has been completed and implementation of dual accounting processes that are required for 2010 has commenced. Further training across our finance department and other affected areas is underway. Formal documentation of process changes in the Controller's Guide and in the Sarbanes Oxley control narratives is expected to be completed by the end of the second quarter of 2010. Final review and approval of all accounting policy changes by management and the Audit Committee of our Board of Directors will take place during the third quarter of 2010.

Accounting Policy Impacts and Decisions:

        We have completed an initial assessment of the impacts of adopting IFRS based on the standards as they currently exist, and have identified that the following standards represent the key accounting differences between Canadian GAAP and IFRS for NOVA Chemicals:

  (a)
  Interest in Joint Ventures: IAS 31, Jointly Controlled Entities, provides that jointly controlled entities may be accounted for either by proportionate consolidation or by using the equity method. Under Canadian GAAP jointly controlled entities are consolidated by the proportionate consolidation method. We intend to adopt the equity method of accounting for jointly controlled entities under IFRS which will be consistent with the policies of IPIC. The change from proportionate consolidation to the equity method will have a significant impact in our financial statements.

    The International Accounting Standards Board (IASB) has issued an exposure draft with amendments to IAS 31 which, if finalized as issued in the exposure draft, would require the use of the equity method for accounting for interests in joint ventures.

    We also have investments in jointly controlled assets which we also account for by using the proportionate consolidation method under Canadian GAAP. Under IAS 31, jointly controlled assets are accounted for by the proportionate consolidation method and accordingly we will continue to follow our existing practice for these assets.

  (b)
  Property, Plant and Equipment: IAS 16, Property, Plant and Equipment, and Canadian GAAP contain the same basic accounting principles for recognition and measurement of plant and equipment, however, there are some important differences. For example, after initial recognition of an asset at its acquisition cost, IFRS permits an item of property, plant and equipment to be carried either at its acquisition cost (cost method) or at its fair value provided the entire class of assets to which it belongs is carried at fair value (revaluation method). IFRS also provides an election under IFRS 1 that permits an entity to elect to use the fair value of its property plant and equipment determined under a previous GAAP revaluation (including an event such as a privatization) as deemed cost at the date of revaluation. Accordingly, we intend to elect to use the fair values that were allocated to property, plant and equipment under the application of push-down accounting to account for the acquisition by IPIC under Canadian GAAP as deemed cost of these assets, and to account for all subsequent additions under the IFRS cost method. This is consistent with the IPIC policy.

    IAS 16 also contains other differences in the determination of the directly attributable costs of an item of property, plant and equipment that would require adjustment to the previously recognized cost of the item under Canadian GAAP. To be consistent with IFRS, retrospective adjustments may be required for capitalization of feasibility studies and training costs and for capitalization of borrowing costs in accordance with IAS 23. However, we expect that the use of the deemed cost election will effectively address the need for any retrospective adjustments for differences that arose prior to the date of the IPIC Acquisition. Any differences in acquisition costs that have arisen since that date would need to be adjusted on conversion to IFRS.

    IAS 16 also requires that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be separately depreciated. This method of componentizing property, plant and equipment may result in an increase in the number of component parts that are depreciated over a separate useful life, and may impact the calculation of depreciation expense.

  (c)
  Employee Benefits: IAS 19, Employee Benefits, provides that actuarial gains and losses of defined benefit plans may either be recognized in profit or loss, or recognized immediately in other comprehensive income. Under Canadian GAAP, immediate recognition of actuarial gains and losses of defined benefit plans in profit and loss is permitted, but unlike IFRS, immediate recognition in equity is not. We intend to adopt the policy of immediately recognizing the actuarial gains and losses in equity, which is consistent with IPIC policies.

    In connection with the push-down accounting, all of our assets and liabilities on the closing date of the IPIC Acquisition, including liabilities under our defined benefit plans, have been restated to their fair value on the closing date. Upon transition to IFRS, any unrecognized actuarial gains and losses arising since that date will be recognized in equity.

  (d)
  Provisions and Contingent Liabilities: IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires that where the time value of money is material, the amount of a provision shall be the present value of the expenditures expected to be required to settle the obligation. The discount rate to be used to determine the present value is a pre-tax rate that reflects the current market assessments of the time value of money and risks specific to the liability. Under Canadian GAAP, the discount rate that is used to determine the present value of asset retirement obligations is based on the entity's credit adjusted risk free rate. Accordingly, the carrying value of our asset retirement obligations under IFRS will be impacted by the use of a risk free rate which is expected to be lower than our credit adjusted risk free rate.

    Under IAS 37 the unwinding of the discount rate in subsequent periods in respect of asset retirement obligations is presented as interest expense in the profit and loss statement. Under Canadian GAAP the unwinding of the discount rate in respect of asset retirement obligations is presented as an operating expense.

  (e)
  Accounts Receivable Securitization; IAS 28, Business Combinations, requires that all subsidiaries that are controlled by the parent will be consolidated. The determination of control for a special purpose entity (SPE) includes an analysis of the risks and rewards associated with the SPE. Accordingly, under IFRS special purpose entities are consolidated when benefits flow-back to the sponsor. Under Canadian GAAP, we are not required to consolidate a special purpose entity that is used in one of our securitization program and therefore we have maintained off-balance sheet treatment for this entity.

  (f)
  Derecognition of Financial Assets—IAS 39, Financial Instruments, provides that an entity shall derecognize a financial asset only when the entity:

  •
  transfers the contractual rights to receive the cash flows from the financial asset, or

    •
    retains the right to receive cash flow from the asset but assumes an obligation to pay the cash flow received without material delay, and

    •
    transfers substantially all of the risk and rewards of ownership of the asset, or

    •
    if it neither transfers nor retains all of the risks and rewards of ownership but has transferred control over the financial asset.

    Under Canadian GAAP, a transfer of all or a portion of receivables is recognized as a sale (a) if the transferor surrenders control over those receivables by placing them beyond the reach of the transferor and its creditors, and (b) if the transferee has the right to pledge or exchange the asset, and (c) if the transferor does not retain an obligation or the right to repurchase or redeem the assets before maturity. Accordingly, transfers of receivables that comply with the standards for derecognition under Canadian GAAP may not satisfy the requirements under IFRS.

  (g)
  Impairment of Assets: IAS 36, Impairment of Assets, requires that an entity assess at each reporting date whether there is any indication that an asset may be impaired by analyzing internal and external indicators of possible impairment. If any such indication exists the entity shall estimate the recoverable amount of the asset which is the higher of its fair value less cost to sell and its value in use. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. Fair value less costs to sell is the amount obtainable from sale of the asset in an arm's length transaction. The determination of value in use is performed at the level of the cash generating unit which is the smallest group of assets that generates cash inflow which is independent of the cash flows of any other assets.

    Under Canadian GAAP, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Assessing whether impairment exists is determined by comparing the carrying value of the asset (or group of assets) with the expected undiscounted future cash flows from the asset. Similar to IFRS, this assessment is performed at the lowest level of asset groups with independent cash flows. If the carrying amount does exceed the value of the undiscounted cash flows, the impairment loss is determined by the excess of the carrying value over the fair value of the asset. Since the initial step in assessment of impairment under Canadian GAAP utilizes undiscounted cash flows whereas under IFRS the impairment test uses discounted cash flows, impairment losses may be more frequent under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment is reduced. Canadian GAAP does not permit reversal of previously recognized impairment losses.

    When determining the fair value of our identifiable assets and liabilities that was recorded on the IPIC acquisition date, we applied discounted cash flow valuation methodologies to determine the fair value of property, plant and equipment which would be similar to the methodology for impairment testing under IFRS.

  (h)
  First-Time Adoption of IFRS: IFRS 1 provides that when an entity initially adopts IFRS it shall apply all of the standards retrospectively. The Standard also specifies that the adjustments that arise from the retrospective conversion to IFRS from prior GAAP should be directly recognized in retained earnings, and the entity is required to explain the effects of the transition from its prior GAAP by providing a reconciliation of its equity reported under the previous GAAP to the equity balance in its opening statement of financial position under IFRS. IFRS 1 also provides certain optional exemptions and mandatory exceptions to the retrospective application. We have completed an analysis of IFRS 1 and have reached preliminary decisions with respect to the elective options. The preliminary decisions are subject to final review by our IFRS Technical Steering Team and may be changed if necessary.

Market and Regulatory Risk

        The Audit Committee of our Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See Note 22 to our Annual Audited Consolidated Financial Statements for additional information.

  Foreign Exchange Hedging

        We have U.S., Canadian and European-based petrochemical operations which expose us to both translation and transaction effects resulting from changes in currency exchange rates. Through September 30, 2008, all of our operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation. Transaction currency effects occur when we incur monetary assets or liabilities in a currency different from its functional currency.

        In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on us to fund operations. As a result of this change in circumstances, we undertook a review of the functional currency exposures of all of our businesses and concluded that the currency exposures of our Canadian entities predominately are now U.S. dollars. Accordingly, as required by GAAP, we commenced recording transactions in our Canadian entities using U.S. dollars as the functional currency effective October 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. We accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amount on September 30, 2008, became the historical basis for all items as of October 1, 2008. We continue to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

        Through September 30, 2008, our functional currency was the Canadian dollar which exposed us to currency risks from our investing, financing and operating activities. We have established a policy which provides a framework for foreign currency management, hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances. We have not changed our policies as a result of the change in functional currency. To address the risks associated with now having the U.S. dollar as our functional currency, NOVA Chemicals has:

  •
  Entered into a series of foreign currency forwards in January 2010, to effectively hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards lock in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million.

  •
  Made an effort to review significant purchase and sales contracts and where possible negotiate payments be made in U.S. dollars to decrease foreign currency exposures on our working capital balances.

        A sensitivity analysis is provided below for both before and after we entered into the foreign currency forwards.

        Foreign currency risks also may result from certain investing activities such as the acquisition and disposal of investments in foreign companies and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

        Our subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. We historically have not used currency derivatives to hedge such payments.

        At December 31, 2009 and December 31, 2008, we had no outstanding foreign currency derivative instruments.

        At December 31, 2009 and December 31, 2008, the INEOS NOVA joint venture also had several short-term foreign currency swaps outstanding, maturing through January 14, 2010 and January 29, 2009, respectively. Our 50% share of the swaps fair value was not material to our Consolidated Financial Statements.

        Our investing, financing and operating activities continue to be exposed to currency risks, which effective October 1, 2008, includes both translation and transaction effects. As of December 31, 2009 and December 31, 2008, we had a net liability position of $675 million and $857 million, respectively, in non-U.S. dollar currencies at their respective current exchange rates. Each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $5 million and $7 million after-tax respectively. Any change in the Euro would not be material. Once the Cdn$250 million 7.85% notes are either locked at a forward exchange rate or paid off each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the remaining net liability by $3 million after-tax.

        Currency risks, as defined by CICA Section 3862, arise when a monetary financial instrument is denominated in a currency that is not the functional currency.

  Commodity Price Risk Management and Hedging

        We use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to our hedging policy. We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes.

        Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our crude inventory against changes in the market price. As of December 31, 2009 and December 31, 2008, we had no outstanding commodity-based derivatives designated as fair value hedges. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within Feedstock and operating costs in the Consolidated Statements of Income (Loss).

        In addition, we utilize options, swaps and futures instruments as economic hedges of commodity price exposures, but do not meet the hedge accounting criteria of CICA Section 3865, Hedges, or are not designated as qualifying hedges. Gains and losses on these commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

        The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that do not qualify for hedge accounting are as follows:

	December 31, 2009			December 31, 2008
(millions of U.S. dollars, except as noted)	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume—mm bbls	2.9	2.7	1.9	5.9	7.2	2.0
Weighted-average price per bbl	$88.61	$45.75	$72.25	$90.65	$50.28	$78.37
Fair value(1)	$16	$17	$(15)	$162	$(145)	$(82)
Term to maturity—months	1 - 36	1 - 36	4 - 36	1 - 48	1 - 48	4 - 48

(1)
Fair value at December 31, 2008 does not include an adjustment for credit risk. EIC-173, was adopted on January 1, 2009 and did not require restatement of prior periods

        NOVA Chemicals locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market improvement in 2009 as compared to 2008. As of December 31, 2009, each 10% change in the price of crude oil, propane and butane would impact the value of our derivative contracts and change net income by approximately $14 million, $10 million and $5 million, after tax, respectively. As of December 31, 2008, each 10% change in the price of crude oil, propane and butane would impact the value of our derivative contracts and change net income by approximately $26 million, $15 million and $5 million, after tax, respectively. The sensitivity analysis of NOVA Chemicals' commodity derivative contracts does not consider any adjustments for credit risk. See "Price, Volume and Cost Influence Profitability" for further sensitivity analysis of NOVA Chemicals' primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. As of December 31, 2009, we remain exposed to price risk on open commodity derivatives until their maturity. There have been no other changes in our market risk exposure or how this risk is managed.

  Equity Forward Contracts

        Equity forward contracts were used to manage exposures to fluctuations in our stock based compensation costs, as the costs of the plans varied as the market price of the underlying common shares changed. As a result of the IPIC Transaction on July 6, 2009, all stock based compensation plans were terminated; therefore, we are no longer exposed to fluctuations in stock based compensation costs. For further details on our equity forward contracts, see Stock Based Compensation, Forward Transactions and Profit Sharing.

  Liquidity Risk

        Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in our operations and capital requirements to maintain and grow operations. Liquidity totaled $831 million at December 31, 2009 and $573 million at December 31, 2008.

        Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, undrawn revolving credit facilities, accounts receivable securitization programs and internal actions taken to reduce costs and conserve cash. Capital markets transactions may also be used in managing the balance between maturing obligations and available liquidity. Our future liquidity is dependent on factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing.

  Credit Risk Management

        Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which we are entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to us by those counterparties, less any amounts owed to the counterparty by us where a legal right of offset exists and also includes the fair value of contracts with individual counterparties which are recorded in the Consolidated Financial Statements.

        For derivative financial instruments, we have established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. We do not anticipate that any counterparties we currently transact with will fail to meet their obligations. At December 31, 2009 and December 31, 2008, we had no credit exposure for foreign currency, interest rate or share-based instruments. At December 31, 2009 we had $17 million of credit exposure for commodity-based instruments (December 31, 2008—$1 million).

        In order to manage credit and liquidity risk, we invest only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically we invest only in overnight bank term deposits.

        Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Trade receivables over 30 days were down from 5% at December 31, 2008 to 3% at December 31, 2009. There is no indication as of December 31, 2009, that the debtors will not meet their obligations. Historically, trade receivable credit losses (bad debt write-offs) have been immaterial and bad debt expense continued to be immaterial in 2009.

  Government Regulation and Environmental Protection

        We are committed to the Responsible Care initiative as the basis for our overall safety, health, environment, security and risk program. Responsible Care is a global industry initiative that is currently practiced by chemical industry in over 50 countries worldwide. Responsible Care was created by the Chemistry Industry Association of Canada in 1985 and adopted by the American Chemistry Council in the United States in 1988. As a participant in Responsible Care, we are committed to the responsible management of our products through their life cycle, the safety of our operations, the continuous reduction of the emissions and wastes from our facilities and sustainability.

        Similar to other companies that manufacture and sell plastics and chemicals, we are subject to extensive environmental laws and regulations. These laws and regulations concern the manufacturing, processing and importation of certain substances, discharges or releases to air, land or water and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials.

        Although we believe that our businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risk of accidental discharges of hazardous materials, personal injury and property and environmental damage.

        From time to time, we have entered into consent agreements or have been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, we may be subject to strict and, under certain circumstances, joint and several liability for the costs of environmental contamination on or from our properties and at off-site locations where we disposed of or arranged for disposal or treatment of hazardous substances and may also incur liability for related damages to natural resources. We have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. Provision has been made in our financial statements to cover the estimated costs. Nevertheless, we cannot provide any assurance that we will not incur substantial costs and liabilities resulting from future events or unknown circumstances which exceed our reserves or will be material.

        In 2002, Canada ratified the Kyoto Protocol, and agreed to regulate reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas ("GHG") emissions by 20% from 2006 levels by the year 2020 and by 60 to 70% by 2050. Since then, the Canadian federal government released information indicating that the climate change regulations for the Energy Intensive Trade Exposed industries were under review and that Canada intends to work closely with the U.S. to establish a North American GHG emission cap and trade system. As a result, legally binding federal GHG emission reduction requirements are expected to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain.

        Many Canadian provinces are also considering GHG emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into effect in 2007, imposing annual reductions requirements on facilities that emit over 100,000 tones of GHG per year. In compliance with the regulations, we submitted the required GHG emission reports and have satisfied the requirements associated with reducing greenhouse gas emission intensity by 12% from the 2003-2005 baseline.

        Although the United States has not ratified the Kyoto Protocol, a number of federal laws and regulations related to GHG emissions are being considered by the U.S. Environmental Protection Agency and in Congress. In addition, various state and regional laws, regulations and initiatives have been enacted or are being considered, including the Regional Greenhouse Gas Initiative, the Midwestern Regional Greenhouse Gas Reduction Accord, and the Western Climate Initiative.

        Regardless of the status of the potential laws and regulations, we are developing and implementing a variety of initiatives to reduce GHG emissions and improve energy efficiency across our operations.

Summarized Quarterly Financial Information

	2009					2008(1)
(millions of U.S. dollars)	Oct. 1 to Dec. 31	July 6 to Sept. 30	July 1 to July 5	Apr. 1 to Jun. 30	Jan 1. to Mar. 31	Oct. 1 to Dec. 31	July 1 to Sept. 30	Apr. 1 to Jun. 30	Jan 1. to Mar. 31
	Successor		Predecessor
Revenue	$1,124	$1,055	$48	$1,005	$818	$1,153	$2,088	$2,213	$1,912
Operating income (loss)	$73	$16	$(45)	$(49)	$(120)	$(315)	$191	$70	$110
Net income (loss)	$17	$(19)	$(33)	$(83)	$(123)	$(212)	$100	$20	$52

Note:

(1)
Restated for adoption of CICA 3064.

        In 2009, business results for the first quarter were weak as customers waited for prices to stabilize and reduced their inventories. Starting in the second quarter, prices stabilized and began to rise, and customers began to purchase product as required. Throughout the remainder of the year, prices slowly rose and customers continued to purchase for their current needs. Customer inventories remained constant throughout the last three quarters of the year; however, they were maintained at lower levels than in the previous year. Revenue for each of the quarters was lower than in 2008 as raw material prices fell in the fourth quarter of 2008 and remained at lower average levels, resulting in lower average selling prices. The first and second quarters were impacted by costs resulting from amendments to our existing financings and additional financings done during the quarters, restructuring costs resulting from our decision to exit the DYLARK engineering resin business, and costs associated with the IPIC Transaction. In the second half of the year, costs were lower as the value of our mark-to-market feedstock derivatives program increased; however, a strengthening Canadian dollar increased foreign exchange losses.

        In 2008, business results for the first three quarters were characterized by solid margins, strong domestic and export sales volumes, high oil to gas ratio, against a backdrop of rising feedstock and selling prices. In the fourth quarter, an unprecedented drop in commodity prices and rapid deterioration in the global economy combined to cause all business segments to report much weaker results. As compared to the first quarter, operating income from the businesses remained flat in the second and third quarters due to higher margins in the Olefins/Polyolefins business that were offset by weaker margins for the INEOS NOVA joint venture and Performance Styrenics businesses. Selling price increases outpaced higher feedstock costs in Olefins/ Polyolefins, while the opposite was true for the Styrenics-related businesses, which were negatively affected by greater exposure to weakening construction and consumer durables markets. Additionally, feedstock costs on the USGC rose much faster than natural gas prices in Alberta, supporting price increases, while Alberta's feedstock costs did not increase as much. While operating income for the businesses was relatively stable in the second and third quarters, net income was more volatile, driven by swings in unrealized gains and losses on mark-to-market feedstock derivatives. Net income fell in the second quarter primarily due to $61 million in after-tax unrealized losses on mark-to-market feedstock derivatives, whereas net income increased in the third quarter due to $15 million in after-tax unrealized gains on mark-to-market feedstock derivatives, a favorable change of $76 million quarter-over-quarter. In the fourth quarter, net income declined due to the unprecedented correction in energy and petrochemical prices, historic sharp selling price reductions that outpaced flow-through feedstock cost decreases and much lower sales volumes. Atypical factors accelerated the decline. The precipitous drop in the cost of feedstocks like crude oil and benzene resulted in a large negative inventory flow-through impact of $294 million after-tax and a $90 million after-tax write-down to adjust inventories to net realizable values. These negative impacts were only partially offset by a $142 million after-tax gain related to a change in functional currency effective October 1, 2008.

Fourth Quarter 2009 Overview

        Net income for the fourth quarter of 2009 was $17 million compared to a net loss of $212 million for the fourth quarter of 2008. In the fourth quarter of 2008, earnings were lower due to the impact of the economic downturn and the resulting drop in demand and prices that led to a large negative inventory flow-through impact and a year-end inventory write down and partially offset by a change in the functional currency. In the fourth quarter of 2009, the effects of the economic downturn were starting to be overcome and demand had returned relative to the fourth quarter of 2008. Pricing had stabilized and was rising and operating costs were lower due to lower utility costs.

	Three Months Ended
(millions of U.S. dollars)	Dec. 31, 2009	Dec. 31, 2008
	Successor	Predecessor
Revenue	$1,124	$1,153
Operating income (loss)(1)
Olefins/Polyolefins(2)	$111	$(262)
INEOS NOVA Joint Venture	(7)	(84)
Performance Styrenics	(2)	(41)
Corporate	(29)	72

Operating income (loss)	$73	$(315)
Net income (loss)	$17	$(212)

Note:

(1)
See Supplemental Measures.

(2)
Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins, and Polyethylene segments.

        The Olefins/Polyolefins business unit reported operating income was $373 million higher in the fourth quarter of 2009 compared to the fourth quarter of 2008. This increase was due to the recovery in demand and the more stable feedstock and selling prices that did not result in flow-through losses or an inventory write down.

        The Joffre Olefins segment reported operating income of $48 million in the fourth quarter of 2009 compared to operating income of $91 million in the fourth quarter of 2008. Operating income was lower quarter over quarter due to sales prices that fell more than feedstock costs.

        The Corunna Olefins segment reported an operating loss of $3 million in the fourth quarter of 2009, which was an improvement from an operating loss of $238 million in the fourth quarter of 2008. Operating income was higher quarter over quarter due to lower feedstock costs in the 2009 quarter with higher sales prices. In the 2008 quarter, the loss was due to flow-through feedstock costs that lagged a precipitous drop in sales prices and a year-end write down of inventory to net realizable value.

        The Polyethylene segment reported operating income of $75 million in the fourth quarter of 2009, improved from an operating loss of $139 million in the fourth quarter of 2008. The increase quarter over quarter was due to sales prices that increased, feedstock costs that declined and higher sales volumes.

        NOVA Chemicals' 50% share of INEOS NOVA reported an operating loss of $7 million in the fourth quarter of 2009, improved from an operating loss of $84 million in the fourth quarter of 2008. Operating income was higher quarter over quarter due to lower feedstock costs in the 2009 quarter with higher sales prices and volumes. In the 2008 quarter, the loss was due to flow-through feedstock costs that lagged a precipitous drop in sales prices.

        The Performance Styrenics segment reported an operating loss of $2 million in the fourth quarter of 2009, improved from an operating loss of $41 million in the fourth quarter of 2008. The quarter over quarter improvement was due to increased margins as feedstock prices fell more than sales prices and lower operating costs due to restructuring within the segment.

        Corporate operating cost was $29 million in the fourth quarter of 2009 compared to a gain of $72 million in the fourth quarter of 2008. The higher quarter over quarter cost was primarily due to the effect of the functional currency change in the fourth quarter of 2008 partially offset by lower restructuring costs and improved unrealized mark-to market feedstock derivative value.

Item 6.    Directors, Senior Management and Employees

6.A. DIRECTORS AND SENIOR MANAGEMENT

Directors

        The following table sets forth as of December 31, 2009 the name of each of our directors, his age, his residence, principal occupation(s) during the five preceding years and the period during which he has served as a director. The terms of office of the directors continue until their successors are elected or appointed.

Name and Residence	Age	Period During Which a Director of NOVA Chemicals	Principal Occupation During The Preceding Five Years
Gerhard Roiss, Chairman Vienna, Austria	57	Since November 10, 2009	Deputy Chief Executive Officer, OMV; Managing Director, OMV Refining & Marketing GmbH; Vice Chairman, Borealis Supervisory Board
Mohamed Al Mehairi, Vice Chairman, Abu Dhabi, United Arab Emirates	34	Since July 6, 2009	Director—Investment Department, IPIC
Philip J. Brown New York, U.S.A.	54	Since July 6, 2009	Attorney, Torys LLP
David C. Davies Vienna, Austria	54	Since November 10, 2009	Chief Financial Officer, OMV; member of Borealis Supervisory Board
Mark Garrett Vienna, Austria	47	Since November 10, 2009	Chief Executive Officer, Borealis; prior to January 2008, Executive Vice President Water and Paper Treatment, Ciba Specialty Chemicals
Georg F. Thoma Dusseldorf, Germany	65	Since July 6, 2009	Attorney, Shearman & Sterling LLP
Randy G. Woelfel Pennsylvania, U.S.A	54	Since November 10, 2009
			Chief Executive Officer, NOVA Chemicals; prior to November 16, 2009, Chief Executive Officer, Designate, NOVA Chemicals; prior to October 2009, President and Chief Operating Officer, Cereplast, Inc.; prior to March 2008, Managing Director Energy, Houston Technology Center; prior to January 2007, President, Basell North America

Executive Officers

        The following table sets forth the name of each of our executive officers, his or her residence, present positions within the Corporation and his or her principal occupations during the five preceding years.

Name and Residence	Age	Present Principal Occupation	Principal Occupation During The Preceding Five Years
Randy G. Woelfel Pennsylvania, U.S.A	54	Chief Executive Officer	Chief Executive Officer, NOVA Chemicals; prior to November 16, 2009, Chief Executive Officer Designate, NOVA Chemicals; prior to October 2009, President and Chief Operating Officer, Cereplast, Inc.; prior to March 2008, Managing Director Energy, Houston Technology Center; prior to January 2007, President, Basell North America
Todd D. Karran Pennsylvania, U.S.A.	45	Senior Vice President, Chief Financial Officer and Treasurer
			Senior Vice President, Chief Financial Officer and Treasurer, NOVA Chemicals; prior to November 2009, Vice President, Corporate Development and Treasurer, NOVA Chemicals; prior to November 2007, Vice President, Treasury and Corporate Development, NOVA Chemicals; prior to September 2007, Vice President and Chief Information Officer, NOVA Chemicals; prior to September 2006, Vice President IT Applications and Decision Support, NOVA Chemicals
William G. Greene Pennsylvania, U.S.A	55	Senior Vice President, Operations
			Senior Vice President, Operations, NOVA Chemicals; prior to December 2009, Vice President, Manufacturing and Corporate Engineering, NOVA Chemicals; prior to November 2007, Vice President, Manufacturing, NOVA Chemicals; prior to September 2006, Vice President, Manufacturing Olefins/Polyolefins, NOVA Chemicals
Marilyn N. Horner Pennsylvania, U.S.A.	52	Senior Vice President and Chief Human Resources Officer
			Senior Vice President and Chief Human Resources Officer, NOVA Chemicals; prior to September 2008, Vice President, Human Resources and Corporate Effectiveness, NOVA Chemicals; prior to September 2006, Vice President, Human Resources, NOVA Chemicals; prior to October 2005, Vice President and Controller, Olefins/Polyolefins, NOVA Chemicals
Grant Thomson Alberta, Canada	55	Senior Vice President and President, Olefins and Feedstock
			Senior Vice President and President, Olefins and Feedstock, NOVA Chemicals; prior to December 2009, Vice President, President Feedstock and Olefins, NOVA Chemicals; prior to April 2008, Senior Vice President, Olefins and Feedstocks, NOVA Chemicals; prior to September 2006, Vice President, Natural Gas and NGL, NOVA Chemicals

        There are no family relationships among any of our directors or executive officers. Other than the Agreement in Principle as discussed below, there are no material arrangements or understandings between any two or more directors or executive officers pursuant to which any person was selected as a director or officer.

        Each of the officers is appointed by the Board of Directors, or Board, to serve, subject to the discretion of the Board, until their successors are appointed or they resign.

Recent Changes to Organizational Structure, Board of Directors and Executive Officers

        IPIC, OMV and Borealis entered into an Agreement in Principle (the "AiP") in August 2009 to define our future corporate governance structure, including the composition of our Board of Directors and the creation of an owners' committee ("Owners' Committee") that will consist of four members—two nominated by IPIC and two nominated by OMV. Pursuant to the terms of the AiP, the four members of the Owners' Committee shall also be members of our Board of Directors and, in each such capacity, will effectively control, to the extent permitted by law, matters to be determined by our Board of Directors and shareholders. Through this arrangement, OMV will share control of our company with IPIC.

        The AiP contemplates that Borealis will acquire from IPIC 24.9% of our share capital pursuant to a share purchase agreement still to be negotiated between IPIC and Borealis. The AiP received the antitrust clearance of the European Commission on October 27, 2009.

        In accordance with the AiP, our Board of Directors consists of seven members—four nominated by IPIC, two nominated by OMV and one nominated by Borealis. Dr. Gerhard Roiss (deputy Chief Executive Officer of OMV and Vice Chairman of Borealis' supervisory board), David Charles Davies (Chief Financial Officer of OMV and a member of Borealis' supervisory board), Mark Garrett (Chief Executive Officer of Borealis) and Randy G. Woelfel (our Chief Executive Officer) joined our Board of Directors effective November 10, 2009.

        Effective November 16, 2009, our Board of Directors appointed Randy G. Woelfel as Chief Executive Officer and Todd D. Karran as Senior Vice President, Chief Financial Officer and Treasurer upon the resignation of our former Chief Executive Officer, Christopher Pappas, and Senior Vice President and Chief Financial Officer, Larry MacDonald. Effective December 15, 2009, our Board of Directors created the NOVA Chemicals Management Board and, in addition to Messrs. Woelfel and Karran, appointed William G. Greene, Senior Vice President, Operations, Marilyn N. Horner, Senior Vice President and Chief Human Resources Officer, and Grant Thomson, Senior Vice President and President, Olefins and Feedstock, as members of the Management Board, reporting directly to our Board of Directors.

6.B. COMPENSATION

EXECUTIVE COMPENSATION

        For purposes of this annual report, "Named Executive Officer" or "NEO" means an individual who, at any time during the year, was:

  (a)
  our chief executive officer ("CEO");

  (b)
  our chief financial officer ("CFO");

  (c)
  each of our three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

  (d)
  any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year.

        Based on the foregoing definition, during our last completed fiscal year, there were eight Named Executive Officers, namely: CEO, Randy G. Woelfel; former CEOs, Jeffrey M. Lipton and Chris D. Pappas; CFO, Todd D. Karran; former CFO, Larry A. MacDonald; former Senior Vice President, Chief Legal Officer and Corporate

Secretary, Jack S. Mustoe; Senior Vice President, Chief Human Resources Officer, Marilyn N. Horner; and Senior Vice President, Operations, William G. Greene.

        Unless otherwise noted, all compensation amounts paid in Canadian dollars are expressed in U.S. dollars using the following exchange rates:

  2009 $1.00 Canadian = $0.8718 U.S.; and
  2008 $1.00 Canadian = $0.9397 U.S.

        On July 6, 2009 (the "Effective Date"), pursuant to the terms of the Arrangement Agreement, IPIC purchased all of the outstanding common shares of NOVA Chemicals (the "Common Shares") for $6.00 per share. The Arrangement constituted a change of control and the Key Employee Termination Benefits Agreements (the "COC Agreements") became effective (see "NEO Agreements—COC Agreements"). In 2009, Mr. Lipton retired pursuant to a letter agreement with NOVA Chemicals (see "NEO Agreements—Employment Contracts"), and Messrs. Pappas, MacDonald and Mustoe's employment terminated under their COC Agreements (see "Summary Compensation Table" and "Payments on Separation of Service").

        As of the Effective Date, the directors elected at the Annual and Special Meeting of the Shareholders held on April 14, 2009, Dr. Boer, Mmes. Brlas and Creighton, Messrs. Blumberg, Bougie, Dineen, Fischer, Hawkins, Ludwick and Stanford, other than Mr. Pappas, resigned; and Messrs. Mohamed Al Mehairi, Philip Brown and Georg Thoma were appointed as directors. On November 13, 2009, Dr. Gerhard Roiss and Messrs. David Davies, Mark Garrett and Randy Woelfel, NOVA Chemicals' current CEO, were appointed directors, and Mr. Pappas resigned from the Board.

        Under the Arrangement, NOVA Chemicals' shareholders received $6.00 in cash for each Common Share. Stock options (including any tandem share appreciation rights) and equity appreciation units ("EAUs") of NOVA Chemicals were cancelled. The value of all outstanding options and EAUs on the Effective Date was nil. Restricted stock units ("RSUs") and deferred share units ("DSUs") were cancelled and the holders of RSUs and DSUs received $6.00 for each unit. Immediately after all RSUs and DSUs were paid, NOVA Chemicals terminated all equity based plans including the Employee Incentive Stock Option Plan, the Employee Appreciation Plan, the Restricted Share Unit Plan and the Deferred Share Unit Plans.

Remuneration Committee Information

Composition of the Remuneration Committee

        The Remuneration Committee of the Board of Directors (formerly the Human Resources Committee) is responsible for overseeing key compensation and human resources policies including the overall executive compensation strategy of NOVA Chemicals and the on-going monitoring of the strategy's implementation. Prior to the Effective Date, the Remuneration Committee was composed of Jerry Blumberg (Chairman), Peter Boer, Joanne Creighton, Charlie Fischer and Kerry Hawkins. The Remuneration Committee is currently composed of Mohamed Al Mehairi (Chairman), David Davies, Gerhard Roiss and Georg Thoma. None of the members of the Remuneration Committee is or was formerly an executive or employee of NOVA Chemicals and there are or were no interlocking relationships between the members of the Remuneration Committee or between any Remuneration Committee member and any of NOVA Chemicals' executives.

Governance

        The Remuneration Committee recognizes the importance of maintaining sound governance practices for the development and administration of executive compensation and compensation programs, and has instituted processes that enhance the Remuneration Committee's ability to effectively carry out its responsibilities. Examples include:

  •
  retain external consultants that attend Remuneration Committee meetings when requested to attend by the Remuneration Committee;

  •
  annually engage an independent external compensation consultant to conduct a detailed compensation survey for the Named Executive Officers and other executives; and

  •
  annually review organizational capacity and executive succession planning.

        The Remuneration Committee directs management to gather information and provide initial analyses and commentary. The Remuneration Committee reviews this material along with other information received from external consultants in its deliberations when making executive compensation and other decisions. All matters considered, approved or recommended by the Remuneration Committee are reported to the full Board.

External Advice

        The Remuneration Committee Chairman has direct access to an independent external compensation consultant, Towers Watson (formerly, Towers Perrin) on executive compensation and human resources matters. Towers Watson provides objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations to assist the Remuneration Committee in making informed, fair and reasonable decisions. Towers Watson also provides actuarial services for the Corporation's North American defined benefit pension plans, and retirement and benefits consulting services, as required.

Compensation Discussion and Analysis

        The following is the Compensation Discussion and Analysis which outlines and explains all significant elements of compensation awarded to, earned by, or paid to the Named Executive Officers during 2009.

Compensation Philosophy

        NOVA Chemicals' executive compensation policies and programs are designed to attract, retain and motivate key executives through competitive and cost effective approaches that reinforce executive accountability and reward the achievement of business results. Executive compensation consists of four main elements: (a) base salary, (b) annual incentive compensation awarded under NOVA Chemicals' Incentive Compensation Plan, (c) long-term incentive compensation, and (d) retirement, benefit and perquisite programs. The relative weighting of each element is aligned with the Corporation's philosophy of linking pay to performance. A substantial percentage of executives' compensation is provided in the form of performance-based variable compensation with a greater emphasis on variable components for NOVA Chemicals' senior executives. Actual incentive compensation awards are directly linked to corporate and business unit results and many of the performance measures are aligned with shareholder and other key stakeholders interests, including financial and non-financial goals (see "Incentive Compensation Plan" and "Long-Term Incentive Plans"). Executive retirement and benefits programs are generally consistent with broader employee programs in the same country. Where certain programs, such as perquisites, are only provided to executives or senior management, they reflect competitive practice and particular business needs and objectives.

        The compensation level for all executives, including the NEOs, is reviewed annually by the Remuneration Committee of the Board. A benchmarking process that assesses the policy or target levels of base salary, annual incentive compensation and long-term incentive compensation is conducted each year by Towers Watson (see "Benchmark Review"). In addition, the Remuneration Committee seeks and obtains input from the CEO on base salary, and targeted annual incentive and long-term incentive compensation, for executives other than the CEO. The overall objective in setting executive compensation is to ensure that the total targeted value and mix of compensation for each executive compares at the median (50th percentile) of the comparator group (see "Benchmark Review") for the same or similar role. In setting target total compensation, the Remuneration Committee does not consider compensation previously awarded to an individual. The Remuneration Committee does consider other factors such as each individual's experience and expertise before approving adjustments to compensation. In the case of the CEO, the Remuneration Committee determines the value and mix of compensation with input from Towers Watson and makes a recommendation to the Board for approval.

        Benefits, retirement programs and perquisites are reviewed periodically by the Remuneration Committee to ensure these programs continue to offer competitive benefits that are cost effective and valued by the organization.

Benchmark Review

        The Remuneration Committee annually monitors comparative total compensation information, using data prepared by Towers Watson, to ensure that target levels of overall compensation are competitive with similar North American chemical companies. Comparator group information is also used in determining base salary ranges, annual incentive compensation target awards and assessing the competitiveness of NOVA Chemicals' long-term incentive compensation awards for all executives, including the NEOs.

        NOVA Chemicals benchmarks against North American chemical companies with whom it competes for talent. Many positions are similar across the industry, and the comparator group effectively represents competitive pay levels for comparable positions. In certain cases, the comparator group is expanded to include a broader chemical company comparator group or general industry to ensure sufficient data is considered and to reflect the broader market for staff positions.

        The Remuneration Committee reviews the composition of the comparator group periodically for continued relevance. In September 2007, Towers Watson conducted a review of the comparator group. This review was initiated due to the consolidation of the companies in the comparator group and the desire to ensure that the comparator group continued to be representative of those companies with which NOVA Chemicals competes for talent. As a result of this review, four additional companies were added to the comparator group. For determining 2009 compensation, NOVA Chemicals' comparator group included the following 16 North American chemical companies:

Air Products and Chemicals, Inc.	Georgia Gulf Corporation
Ashland Inc.	Hercules Incorporated
Cabot Corporation	The Lubrizol Corporation
Chemtura Corporation	Lyondell Chemical Company
The Dow Chemical Company	Methanex Corporation
E.I. du Pont de Nemours and Company	PPG Industries, Inc.
Eastman Chemical Company	Praxair, Inc.
FMC Corporation	Rohm and Haas Company

Key Elements of Compensation

        The major elements of the executive compensation program are base salary, annual incentive compensation awards, and long-term incentive compensation. In addition, the NEOs are eligible to and participate in group benefit and retirement plans. In any particular year, NOVA Chemicals' NEOs and other executives may be paid more or less than executives at comparable chemical companies depending on corporate and individual performance, as well as their relative experience.

        The following table summarizes each component of the total direct compensation(1) ("TDC") for the NEOs and other executives:

Base Salary	Incentive Compensation Plan	Long-Term Incentive Plans
The fixed portion of compensation tied to market competitiveness, level of responsibility and demonstrated experience	Annual variable compensation which provides awards contingent on achievement of financial and non-financial metrics that support NOVA Chemicals' corporate and individual performance	Long-term variable compensation where grants are awarded to align the interests of management with the long term interests of NOVA Chemicals' shareholders and other key stakeholders

(1)
NOVA Chemicals does not consider retirement benefits, benefits programs or perquisites direct compensation.

        The targeted mix of TDC—base salary, targeted annual incentive compensation and targeted annual value of long-term incentive compensation—for 2009 for each Named Executive Officer who is a member of the current NOVA Chemicals Management Board is as follows:

R.G. Woelfel	M.N. Horner	T.D. Karran	W.G. Greene

        Based on the benchmark review for 2009, the Remuneration Committee and the Board of Directors determined that the NEO's TDC remained competitive and no increases were made to the NEOs' TDC for 2009.

  Base Salaries

        Base salaries for all executives, including the NEOs, are paid within salary ranges established for each position on the basis of the level of responsibility relative to other positions in NOVA Chemicals. The salary range for each position is determined through an annual comparative salary survey of NOVA Chemicals' North American chemical companies comparator group.

        Base salary is targeted at the median (50th percentile) of the comparator group for each executive, except Mr. Lipton whose base salary was targeted at the 75th percentile. Individual salaries within each range are determined by each executive's experience, expertise and contribution to NOVA Chemicals.

        In 2009, based on the benchmark analysis, base salaries for Messrs. Lipton, Pappas, MacDonald, Mustoe and Ms. Horner were not increased. Mr. Woelfel was appointed CEO (Designate) on October 19, 2009 and CEO on November 16, 2009. Mr. Karran was appointed CFO on November 16, 2009. Messrs. Woelfel and Karran's base salaries were set based on an analysis of their responsibilities as CEO and CFO of a private company.

  Incentive Compensation Plan

        Annual incentive compensation is awarded to executives, including the NEOs, senior managers and other leaders under the Incentive Compensation Plan, which is designed to align incentive compensation awards to actual business results, address uncontrollable elements and motivate participants. This plan provides cash awards based on corporate and business/functional/individual performance, measured against objectives which are typically determined prior to the beginning of each performance period. As an executive's responsibility level increases, incentive compensation represents an increasing portion of total cash compensation. The Incentive Compensation Plan constitutes a significant part of total cash compensation for the NEOs.

        Incentive Compensation Plan awards are based on two categories:

  (a)
  corporate performance—for 2009, corporate performance was based on the achievement of earnings from operations before income tax, depreciation and amortization excluding extraordinary items ("EBITDA"), cash flow cycle time ("CFCT") and Responsible Care targets; and

  (b)
  business/functional/individual performance—based on the achievement of business or functional related objectives such as financial targets, operating performance or other specific team or individual objectives.

        The 2009 targeted awards for the NEOs, other than Messrs. Woelfel, Karran and Greene, were weighted 50% on corporate performance and 50% on business/functional/individual performance. For all other Incentive Compensation Plan participants, including Messrs. Karran and Greene, the weightings were 30% on corporate performance and 70% on business/functional/individual performance. Mr. Woelfel's 2009 incentive compensation award was determined in accordance with his Employment Contract (see "NEO Agreements—Employment Contracts").

        Objectives under corporate performance and business/functional/individual performance are typically set prior to the performance period by the Remuneration Committee. For 2009, the Remuneration Committee evaluated corporate performance based on the three corporate objectives identified above that NOVA Chemicals believed were important to successfully drive the 2009 operating plan. The Remuneration Committee determined the significance of the objectives and weighted each accordingly as follows:

Weighting	Performance Objective	Reason for Objective
65%	EBITDA—based on the 2009 business plan as approved by the Board	• Measured the profitability in the context of operating performance and market conditions. The Board believed that the exclusion of extraordinary items, which represent events outside of the Corporation's normal operations, provided meaningful year to year comparison and better reflected the Corporation's normal operations. The emphasis was on delivering strong, recurring profits relative to the industry, and defining and delivering a clear path for EBITDA growth that was stronger than the industry
25%	CFCT • (Inventory + Accounts Receivable - Accounts Payable) ÷ Average Sales	• Measured how well the Corporation managed its cash flow. NOVA Chemicals consistently aims to manage its working capital efficiently and demonstrate prudent cash management
10%	Responsible Care includes two objectives, each weighed equally:	• Measured NOVA Chemicals' commitment to providing a safe working environment
	• Total Recordable Case Rate	• Measured the number of recordable employee injuries or illnesses
	• Process fires	• Measured any fire or evidence of a flame-reducing process fires reduces the risk of serious injury, or major equipment or environmental damage

        Business/functional/individual performance is measured using financial, operational and strategic objectives specific to each participant's role. These objectives are a mix of quantitative and qualitative measures and may relate to:

  •
  financial objectives—business unit profitability, fixed and variable costs reductions;

  •
  sales volumes;

  •
  introduction of new technology and market penetration;

  •
  effective relationships with external parties;

  •
  human resources related objectives such as retention, diversity and effective leadership; and

  •
  quality and cost controls.

        The Remuneration Committee sets minimum, target and maximum thresholds for all objectives. The target threshold is meant to be challenging yet achievable and, if met, the payout for that objective is 100%. If minimum thresholds are not achieved, no payout is awarded. Maximum thresholds are meant to be stretch objectives resulting in exceptional results. If maximum thresholds are met or exceeded, the payout is 250% of target for that objective.

        The actual incentive compensation award paid each year, if any, is determined with reference to achievement of the various objectives in the performance categories described above. Following the performance period, actual performance is assessed against target for each objective. The performance rating by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the objectives.

        The corporate EBITDA performance objective was based on the Corporation's business plan using industry consultant forecasts for polyethylene and ethylene chain margins and other expected business results for 2009. EBITDA performance was assessed in light of current business circumstances, including key initiatives critical to NOVA Chemicals' success, and in light of the Corporation's external environment relative to the industry.

        The Incentive Compensation Plan provides that an award modifier may be applied to increase or decrease overall awards to address affordability, relative to market conditions, in any particular performance period. Provision is also made in the Incentive Compensation Plan to pay incentive compensation awards in excess of the target award, to a maximum established by the Remuneration Committee, if performance in a performance period is exceptional.

        For 2009, corporate objectives before polyethylene and ethylene chain margin adjustments were 137% of target. In accordance with the terms of the Incentive Compensation Plan, the Remuneration Committee adjusted the corporate component of the awards downward to 78% based on NOVA Chemicals' performance relative to the industry.

        In accordance with the COC Agreement entered into with Mr. Pappas, 2009 incentive compensation for Mr. Pappas, who left NOVA Chemicals on November 13, 2009, was paid at target and pro-rated for the period in 2009 that he was employed by NOVA Chemicals. In accordance with the COC Agreements entered into with Messrs. MacDonald and Mustoe, both of whom were employed by NOVA Chemicals for the entire year, incentive compensation was paid at the average of their 2008, 2007 and 2006 incentive compensation awards (see "NEO Agreements—Change of Control Agreements").

        Mr. Woelfel's 2009 incentive compensation award of $51,700 was paid at target pro-rated for the time he was employed with NOVA Chemicals in 2009 in accordance with his employment contract (see "NEO Agreements—Employment Contracts"). Based on overall performance of 154%, 181% and 139% of target for Ms. Horner and Messrs. Karran and Greene, respectively, their 2009 incentive compensation awards were $272,300, $228,400 and $216,700.

  Long-Term Incentive Plans

        A significant portion of an executive's compensation is awarded as long-term incentives. This supports the compensation objective of linking pay to long term corporate performance by putting compensation at risk.

        Until the Effective Date, NOVA Chemicals sponsored three equity based long-term incentive plans to provide long-term incentives and compensation to key employees at a competitive level with other comparable North American chemical organizations and to align the interests of management more closely with those of shareholders. The equity based long-term incentive plans included:

  (i)
  Employee Incentive Stock Option Plan (the "Option Plan")—The exercise price of options to acquire Common Shares ("Options") was equal to the closing price of Common Shares on the Toronto Stock Exchange ("TSX") or the New York Stock Exchange ("NYSE") on the date of grant. Each Option could be exercised over a 10 year period;

  (ii)
  Equity Appreciation Plan ("EAP")—terms of the EAP were similar to the terms of the Option Plan. The redemption price of an EAU was equal to the closing price of Common Shares on the TSX or NYSE on the date of grant. EAUs could be redeemed for cash over a 10 year period;

  (iii)
  Restricted Stock Unit Plan ("RSUP")—RSUs typically vested on the third anniversary of the grant date and were valued using the closing price on the TSX or NYSE on that date. RSUs were paid in cash before the end of the calendar year in which they vested. During the restricted period, dividend equivalents were credited to each RSU account based on the number of RSUs in the account on the dividend record date, the dividend payment paid to shareholders per Common Share and the closing price of Common Shares on the dividend payment date.

        As of the Effective Date, the value of all outstanding Options and EAUs was nil, and all Options and EAUs were cancelled pursuant to the terms of the Arrangement Agreement. All outstanding RSUs were cancelled in exchange for a cash payment of $6.00 (See "Equity Based Long-Term Incentive Awards and Exercises"). The Option Plan, EAP and RSUP were terminated in July 2009.

        Equity based long-term incentive grants awarded to the NEOs (other than Mr. Woelfel who was hired after the equity based long-term incentive plans were terminated) and other key employees were determined by the Board on the recommendation of the Remuneration Committee. The Remuneration Committee's recommendation for the NEOs' grants was based on information from Towers Watson's annual comparator group analysis of the value and mix of total direct compensation, including base salary, incentive compensation and long-term incentives. Based on this analysis, the Remuneration Committee examined the long-term incentive practices of the Corporation's comparator group to determine the 50th percentile (75th percentile for Mr. Lipton) long-term incentive award for each executive position. In determining equity based long-term incentive compensation awards, the Board did not consider the number or the terms of outstanding awards.

        Annual reviews were and will continue to be conducted to ensure that NOVA Chemicals' long-term incentive plans provide comparable expected value to similar North American chemical companies.

  Retirement Plans

        The NEOs and other executives participate, on a contributory and non-contributory basis, in the retirement plans offered to NOVA Chemicals' salaried employees. Canadian employees hired prior to January 1, 2000 participate in a registered plan that offers either defined contribution or defined benefit provisions. Canadian employees hired on or after January 1, 2000 participate only in the defined contribution component of the Canadian plans. U.S. salaried employees who were hired prior to January 1, 2008 have accrued pension benefits under NOVA Chemicals' U.S. salaried defined benefit plan and participate in the U.S. salaried defined contribution plan. U.S. salaried employees hired on or after January 1, 2008 participate only in the U.S. defined contribution plan.

        NOVA Chemicals' salaried employees, including the NEOs, may also participate in supplemental executive retirement plans ("SERPs") which are non-registered, unfunded supplemental retirement plans. The primary purpose of the SERPs is to provide retirement benefits that cannot be paid from registered plans due to tax limits. The SERPs also provide retirement benefits to NEOs and other key employees who have cross-border or special pension arrangements. In addition, U.S. executives may participate in the U.S. Savings and Profit Sharing Restoration Plan (the "Restoration Plan"), the purpose of which is to continue defined contributions for executives who exceed legislated maximums.

  Benefits and Perquisites

        Non-cash compensation includes employee benefits and perquisites. NOVA Chemicals' non-cash compensation programs are designed to approximate the median of North American chemical companies and are periodically benchmarked against NOVA Chemicals' comparator group. NEOs do not receive any non-cash compensation that is different from that received by other executives, other than annual perquisite allowance. In addition, retirement benefits as described under "Supplemental Executive Retirement Plans and Supplemental Pension Agreements", annual financial and tax planning services and club memberships have been provided to certain NEOs.

Deferred Share Unit Plans

        NOVA Chemicals implemented a Key Employee Deferred Share Unit Plan ("Original DSUP") in 1999 as a means to further link the interest of key employees, specifically members of its former Executive Leadership Team ("ELT") (the ELT consisted of Messrs. Lipton, MacDonald, Mustoe and Pappas, and Ms. Horner) and directors (see "Compensation of Directors—Director Deferred Share Unit Plans") to the interests of shareholders. In 2005, NOVA Chemicals adopted a new Deferred Share Unit Plan for key employees who are

United States taxpayers to comply with the requirements of Section 409A of the Internal Revenue Code (the "Code") ("409A DSUP" and collectively with the Original DSUP, the "DSUPs"). On the Effective Date, all DSUs were cancelled in exchange for $6.00 per DSU, and the DSUPs were terminated.

        Under the DSUPs, key employees could elect on an annual basis to receive all or a portion of their award under the Incentive Compensation Plan in DSUs economically equivalent to NOVA Chemicals' Common Shares. The amount of the incentive compensation award that a key employee elected to allocate to the DSUPs was converted to an equivalent number of DSUs based on the market value of NOVA Chemicals' Common Shares as at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the year end prior to the performance period). When a dividend was declared on Common Shares, dividend equivalents were credited to each DSU account based on the number of DSUs in the account on the dividend date, the dividend payment paid to shareholders per Common Share and the closing price of Common Shares on the dividend payment date.

Summary Compensation Table

        The following table sets forth the compensation the Named Executive Officers earned in the fiscal years ended December 31, 2008 and December 31, 2009.

				Equity/Share Based Long-Term Incentive Compensation(2)		Incentive Compensation Awards (Non-Equity)(5)(6)	Compensatory Changes to Pension Value(7)
Name and Principal Position	Year	Salary(1) (US$)		Options(3) (US$)	RSUs(4) (US$)	Cash (US$)	DB Value (US$)		DC Employer Contributions(8) (US$)	All Other Compensation(9)(10) (US$)		Total Compensation (US$)
J.M. Lipton(11)	2009	410,959		N/A	6,000,000	410,959	N/A		475,029	132,114		7,429,061
Chief Executive Officer	2008	1,250,000		N/A	6,000,000	2,900,000	7,230,000		704,090	445,910		18,530,000
C.D. Pappas	2009	694,795	(12)	N/A	2,440,000	625,315	0	(13)	257,610	7,364,382	(14)	11,382,101
President and Chief Operating Officer	2008	800,000		N/A	2,440,000	720,000	11,000		201,671	109,288		4,281,959
L.A. MacDonald	2009	520,000		N/A	1,040,000	433,778	0	(13)	132,383	3,497,205	(15)	5,623,366
Senior Vice President and Chief Financial Officer	2008	520,000		N/A	1,040,000	338,000	0	(13)	139,194	148,935		2,186,129
J.S. Mustoe	2009	415,000		N/A	767,750	362,200	0	(13)	96,097	2,361,115	(16)	4,002,161
Senior Vice President, Chief Legal Officer, and Corporate Secretary	2008	415,000		N/A	767,750	249,000	0	(13)	136,473	92,123		1,660,346
M.N. Horner	2009	340,000		N/A	527,000	272,300	0	(13)	87,628	32,222		1,295,150
Senior Vice President and Chief Human Resources Officer	2008	319,000	(17)	N/A	312,000	206,830	58,000		84,141	69,327		1,049,298
R.G. Woelfel(18)	2009	86,164		N/A	N/A	51,700	N/A	(19)	8,091	53,598		199,553
Chief Executive Officer	2008	N/A		N/A	N/A	N/A	N/A		N/A	N/A		N/A
T.D. Karran(20)	2009	276,167		N/A	189,700	228,400	0	(21)	39,362	243,104	(22)	976,734
Senior Vice President, Chief Financial Officer and Treasurer	2008	260,865		N/A	180,215	159,300	0	(21)	44,328	21,064		665,773
W.G. Greene	2009	312,000		N/A	312,000	216,700	0	(13)	71,774	20,571		933,044
Senior Vice President, Operations(23)	2008	312,000		N/A	312,000	165,450	0	(13)	77,126	34,161		900,737

Notes:

(1)
See "Compensation Discussion and Analysis—Base Salaries".

(2)
In 2008, the Board believed it was appropriate to provide key employees the opportunity to elect to receive their equity based long-term incentive compensation as Options/EAUs and/or RSUs. In 2008, all of the NEOs, other than Mr. Woelfel who was not employed by the Corporation at that time, elected to receive their equity-based long term compensation as 100% RSUs.

  In 2009, the Board awarded all eligible employees 100% RSUs.

(3)
None of the NEOs were awarded Options in 2008 or 2009.

(4)
This column discloses the value of RSUs as of the date of grant. The number of RSUs granted was calculated by dividing the expected RSU value by NOVA Chemicals' Common Share price on the date of grant. On the Effective Date, the value of the RSUs granted in 2009 and 2008 plus the dividend equivalents thereon (when a dividend was declared on NOVA Chemicals' Common Shares, the value of the dividend was added as full or partial units to the RSU accounts) based on the Arrangement purchase price of $6.00 were as follows:

	2008		2009
	RSUs	US$	RSUs	US$
J. M. Lipton	231,596	1,389,576	1,065,720	6,394,320
C. D. Pappas	94,183	565,097	433,393	2,600,358
L. A. MacDonald	40,144	240,865	184,725	1,108,350
J. S. Mustoe	29,635	177,810	136,368	818,208
M. N. Horner	12,043	72,260	93,606	561,636
T. D. Karran	6,957	41,740	33,695	202,170
W.G. Greene	12,043	72,258	55,418	332,508

  RSUs granted in 2007 and the dividend equivalents thereon were also cancelled in exchange for a cash payment of $6.00. For further information, see "Equity Based Long-Term Incentive Awards and Exercises".

(5)
Awards under the Incentive Compensation Plan are earned in the year reported and paid prior to March 15 the following year unless the NEO elected to defer all or a portion of the award to the DSUP or the Restoration Plan. For further information, see "Compensation Discussion and Analysis—Deferred Share Unit Plans" and "Canadian Defined Contribution SERP and Restoration Plan". The elections of the NEOs are listed below:

	2008		2009
	DSUP	Restoration Plan	DSUP	Restoration Plan
J. M. Lipton	0%	6%	0%	6%
C. D. Pappas	0%	25%	0%	6%
L. A. MacDonald	0%	6%	0%	6%
J. S. Mustoe	0%	6%	0%	6%
M. N. Horner	N/A	8%	0%	8%
T. D. Karran	N/A	6%	N/A	6%
W.G. Greene	N/A	6%	N/A	6%

  Ms. Horner was not eligible to participate in the DSUP in 2008. Messrs. Woelfel, Karran and Greene were not participants of the DSUP. Mr. Woelfel did not elect to defer any amounts to the Restoration Plan in 2009. Messrs. Pappas, MacDonald and Mustoe received a distribution of their Restoration Plan accounts after their employment with NOVA Chemicals terminated.

  Where an election was made to defer all or a portion of an incentive compensation award to the DSUP or the Restoration Plan, the dollar value reported in this column represents the pre-tax value of the incentive compensation award at the time of the award.

  For further details on 2009 Incentive Compensation Plan objectives, see "Compensation Discussion and Analysis—Incentive Compensation Plan".

(6)
NOVA Chemicals did not sponsor non-equity based long-term compensation plans in 2008 or 2009.

(7)
For further details on Pension Values, see "Defined Benefit Pension Obligations" and "Defined Contribution Accounts".

(8)
Includes NOVA Chemicals' basic, matching and transition contributions, if applicable, made to the U.S. Savings and Profit Sharing Plan and the Restoration Plan (see "Defined Contribution Programs").

(9)
Each NEO receives benefits and perquisites in addition to base salary and annual incentive compensation awards. The value of these benefits and perquisites for each NEO, other than Messrs. Lipton and Woelfel, and Ms. Horner, does not exceed the lesser of Cdn$50,000 or 10% of the total annual salary.

  For Mr. Lipton, the amount of all other compensation includes $102,848 and $26,686 for his personal use of the Corporation's aircraft in 2008 and 2009, respectively, $131,343 and $33,096 for RSU dividend equivalents in 2008 and 2009; and $136,209 and $34,442 for DSU dividend equivalents in 2008 and 2009. Ms. Horner's 2008 perquisites include a golf course initiation fee in the amount of $38,000. Mr. Woelfel's all other compensation includes a bonus of $50,000.

(10)
This column also includes the dollar value of insurance premiums paid by NOVA Chemicals with respect to term life insurance for the benefit of the NEO and the value of the dividend equivalents earned under the DSUPs and the RSUP.

(11)
Mr. Lipton retired on May 1, 2009 under the terms of the Letter Agreement (see "NEO Agreements"). His compensation, other than his RSU award and defined benefit pension, was pro-rated for the time he was employed in 2009. Pursuant to the Letter Agreement, Mr. Lipton's right to participate in NOVA Chemicals' pension arrangements ceased on December 31, 2008.

(12)
Mr. Pappas' employment was terminated on November 13, 2009. His compensation, other than his 2009 RSU award, was pro-rated for the time he was employed in 2009.

(13)
Messrs. Pappas, MacDonald, Mustoe and Greene, and Ms. Horner participate in the Corporation's defined benefit programs. Their benefits are frozen in these programs other than salary escalation, if any, until the earlier of December 31, 2012 and the date employment is terminated. None of these individuals received salary increases in 2009. For further information on defined benefit pension values see "Retirement Plans—Defined Benefit Programs—Defined Benefit Pension Obligations".

(14)
Mr. Pappas' employment was terminated pursuant to his Change of Control Agreement. Includes severance payment of $7,305,878.

(15)
Mr. MacDonald's employment was terminated pursuant to his Change of Control Agreement. Includes severance payment of $3,460,277.

(16)
Mr. Mustoe's employment was terminated pursuant to his Change of Control Agreement. Includes severance payment of $2,307,346.

(17)
On September 24, 2008, Ms. Horner was appointed Senior Vice President, Chief Human Resources Officer. Her annual salary was increased to $340,000 at that time.

(18)
Mr. Woelfel was hired on October 19, 2009. His compensation was pro-rated for the time he was employed in 2009.

(19)
Mr. Woelfel does not participate in any of NOVA Chemicals' defined benefit pension programs.

(20)
On November 16, 2009, Mr. Karran was appointed Senior Vice President, Chief Financial Officer and Treasurer. His annual salary was increased to $312,000 at that time.

(21)
Mr. Karran participates in the U.S. defined benefit programs however his benefits under these programs were frozen as of December 31, 2007.

(22)
Mr. Karran received a bonus of $225,000 in 2009.

(23)
Mr. Greene was appointed Senior Vice President, Operations on December 15, 2009.

Equity Based Long-Term Incentive Awards and Exercises

        As of the Effective Date, the value of all outstanding Options and EAUs was nil, and all Options and EAUs were cancelled pursuant to the terms of the Arrangement Agreement. All outstanding RSUs were cancelled in exchange for a cash payment of US$6.00.

        In February 2009, the Board decided that notwithstanding the elections made by employees, it was appropriate to award the 2009 equity based long-term incentives as RSUs. The following grants were made to the NEOs, other than Mr. Woelfel who was not an employee at that time:

	RSU AWARD
Name	Number of Unvested RSUs	Expected Value on Grant Date (US$)
J.M. Lipton	1,065,720	$6,000,000
C.D. Pappas	433,393	$2,440,000
L.A. MacDonald	184,725	$1,040,000
J.S. Mustoe	136,368	$767,750
M.N. Horner	93,606	$527,000
T.D. Karran	33,695	$189,700
W.G. Greene	55,418	$312,000

        The table below shows for 2009, (a) the number and value of Options that vested in 2009; (b) the number and value of Options and EAUs cancelled in 2009; and (c) the number and value of RSUs that vested and were paid in 2009 for each NEO other than Mr. Woelfel who was not a participant in NOVA Chemicals' equity based long-term incentive plans.

	Options Vested		Options/EAUs Cancelled		RSUs Vested and Paid
Name	Number of Options Vested	Value of Vested Options(1)	Number of Options/EAUs Cancelled	Value Realized(2)	Number of Vested RSUs	Aggregate Value Paid (US$)(2)
J. M. Lipton	109,875	$0	2,200,100	$0	1,499,439	$8,996,634
C. D. Pappas	0	$0	58,300	$0	569,685	$3,418,110
L. A. MacDonald	0	$0	71,500	$0	259,048	$1,554,288
J. S. Mustoe	0	$0	135,750	$0	191,970	$1,151,820
M. N. Horner	0	$0	26,300	$0	115,650	$693,900
T. D. Karran	0	$0	6,900	$0	46,400	$278,400
W. G. Greene	0	$0	0	$0	77,462	$464,722

Notes:

(1)
No EAUs vested in 2009.

(2)
Values of cancelled Options/EAUs and RSUs vested and paid have been determined using the Arrangement purchase price of $6.00.

Securities Authorized for Issuance Under Equity Compensation Plan

        The only equity compensation plan maintained by NOVA Chemicals pursuant to which equity securities were authorized for issuance was the Option Plan. The Option Plan was adopted with the approval of holders of Common Shares and authorized a maximum of 13,000,000 Common Shares to be issued. The maximum number of Common Shares that could be (i) issued to insiders within any one-year period, or (ii) reserved for issuance to insiders at any time, under the Option Plan and any other security based compensation arrangement, was limited to 10% of the issued and outstanding Common Shares. The total number of Common Shares that could be issued to any one individual under the Option Plan was limited to a maximum of 5% of the issued and outstanding Common Shares. As of the Effective Date, the Option Plan was terminated.

Retirement Plans

Defined Benefit Programs

        NOVA Chemicals sponsors defined benefit programs in Canada and the United States both of which have been redesigned and are not available to new hires. The NEOs, other than Messrs. Lipton, Karran and Woelfel, were hired prior to the redesign of the U.S. defined benefit plan and meet the eligibility requirements for transition benefits in the United States. These NEOs accrued benefits under the applicable programs in 2009. Pursuant to the Letter Agreement (see "NEO Agreements—Employment Contracts"), Mr. Lipton ceased accruing defined benefits as of December 31, 2008. Mr. Karran participates in the U.S. defined benefit plan but was not eligible for transition benefits. His benefit was frozen as of December 31, 2007. Mr. Woelfel was hired after the U.S. defined benefit plan redesign and does not participate in NOVA Chemicals' defined benefit programs.

  Canadian Defined Benefit Program

        The Canadian defined benefit pension component under NOVA Chemicals' Canadian pension plans for salaried employees provides retirement income based on the employee's years of service and the average base salary of the highest 36 consecutive months of the employee's final 10 years of service ("Highest Average Earnings") adjusted to reflect benefits payable under government sponsored plans.

        NOVA Chemicals' Canadian defined benefit pension component provides a benefit formula that is integrated with the Canada Pension Plan. The non-contributory annual benefit is equal to the sum of (a) plus (b) where:

  (a)
  is 1.0% of credited service multiplied by the lesser of:

  (i)
  Highest Average Earnings; or

  (ii)
  Average Maximum Pensionable Earnings (defined below); and

  (b)
  is 1.6% of credited service multiplied by the amount, if any, by which the Highest Average Earnings exceeds the Average Maximum Pensionable Earnings.

        Average Maximum Pensionable Earnings is the three year average of the year's maximum pensionable earnings as determined in accordance with the Canada Pension Plan Act.

        Married retirees receive a 60% joint and survivor pension benefit, and single retirees receive an annuity for life guaranteed for five years after the pension benefits commence. Pension benefits are indexed, as applicable, after retirement based on a formula of 75% of the increase in the national Canadian consumer price index minus 1% up to a maximum of 5%.

        Normal retirement age under the defined benefit pension component is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between ages 55 and 62.

        On December 31, 1999, NOVA Chemicals introduced a defined contribution pension component to its Canadian pension plans for salaried employees. Employees were permitted to make a one-time irrevocable election to convert their defined benefits to the defined contribution pension or remain with their defined benefit pension. Messrs. MacDonald and Mustoe, and Ms. Horner were residents of Canada at that time and elected to remain in the defined benefit pension component. Mr. Karran was also a Canadian resident at that time and elected to convert his defined benefit to defined contribution pension. All Canadian employees who joined NOVA Chemicals after December 31, 1999 are members of the defined contribution pension component of the Canadian pension plans for salaried employees (see "Defined Contribution Programs").

  U.S. Defined Benefit Program

        All U.S. salaried employees hired prior to December 31, 2007 participate in a defined benefit pension plan. Effective December 31, 2007, NOVA Chemicals froze this defined benefit plan and amended the defined contribution plan (see "Defined Contribution Programs") to provide certain enhancements. Employees who had attained the age of 50 with at least one year of service as of December 31, 2007 ("Transition Employees") qualify for transition benefits, including earnings escalation for purposes of calculating defined benefits, for up to five years. All of the NEOs, other than Mr. Karran who did not qualify for transition benefits and Mr. Woelfel who is not eligible to participate in the Corporation's defined benefit programs, were eligible for these transition benefits.

        The benefit formula for the U.S. defined benefit plan is 1.2% of the Final Average Earnings multiplied by credited service. Final Average Earnings, other than for senior U.S. executives, is the average of the highest 36 consecutive months of base salary in the 10 years prior to December 31, 2007 or for Transition Employees, the earlier of December 31, 2012 and the Transition Employee's termination date. The pension benefit for a single retiree is a whole life benefit while a married retiree's benefit is a 100% joint and survivor benefit. Such benefit is provided by reducing the whole life benefit during the life of the retiree in order to provide 100% of that reduced benefit to the surviving spouse.

        Normal retirement age under the U.S. defined benefit plan is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between the ages of 55 and 62 and have at least five years service.

  Supplemental Executive Retirement Plans and Supplemental Pension Agreements

        NOVA Chemicals' defined benefit pension programs are subject to the Income Tax Act or the Internal Revenue Code ("IRC") maximum annual benefit accrual limits. NOVA Chemicals has adopted Supplemental Executive Retirement Plans ("SERPs") to provide supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals' defined benefit pension programs. These supplementary payments are above the maximum annual benefit accrual permitted by the Income Tax Act or the IRC and, therefore, are not deductible for income tax purposes by NOVA Chemicals until paid to the respective executive or employee. The aggregate supplementary pension benefits are generally equivalent to the benefit which would be earned under NOVA Chemicals' pension plans without the maximum annual benefit accrual limit described above. For senior U.S. executives, including the NEOs, other than Mr. Woelfel who is not eligible to participate in the Corporation's defined benefit programs, Final Average Earnings are calculated using base salary plus incentive compensation awards under the U.S. SERP. Consistent with the redesign of the U.S. defined benefit pension plan, the U.S. SERP was frozen as of December 31, 2007 other than for transition benefits, and relocation and special pension arrangements as detailed below.

        The SERPs also provide supplementary pension payments to executives who have relocation or special pension arrangements. Messrs. MacDonald, Mustoe and Greene, and Ms. Horner relocated from Canada to the U.S. and are entitled to the relocation pension arrangement. Under this arrangement, executives receive the greater of the total of their accrued benefits under each defined benefit program in which they have participated and the accrued benefit under the defined benefit program from which they retire assuming credited service under that plan recognizes all of the executive's service with the Corporation.

        Mr. Lipton's employment contract provided that NOVA Chemicals make up any short-fall should the value of retirement benefits provided through NOVA Chemicals and Mr. Lipton's previous employer be less than the value of pension benefits that Mr. Lipton would have received had he remained with his previous employer until retirement. In addition, Mr. Lipton's employment contract provided that he receive two years' pensionable service for every year that he served as CEO of NOVA Chemicals. In December 2008, Mr. Lipton announced his retirement effective May 1, 2009 and in connection with this announcement, the Corporation entered into a letter agreement with Mr. Lipton (the "Letter Agreement") (for further details, see "NEO Agreements—Employment Contracts"). Pursuant to the Letter Agreement, Mr. Lipton's pensionable service and earnings were frozen as of December 31, 2008, and Mr. Lipton elected to receive his pension as a lump sum payment in 2009.

        Mr. Pappas' employment contract provided that NOVA Chemicals would recognize his 22 years of industry service prior to joining NOVA Chemicals for purposes of calculating his pension benefits.

  Defined Benefit Pension Obligations

        The following table summarizes the defined benefit pensions as of December 31, 2009 for each NEO, other than Messrs. Lipton and Woelfel. Pursuant to the Letter Agreement, Mr. Lipton did not accrue pension benefits in 2009. Mr. Lipton elected to receive his defined benefit as a lump sum payment in 2009. Mr. Karran participates in the U.S. defined benefit programs but his benefits were frozen as of December 31, 2007. Mr. Woelfel does not participate in NOVA Chemicals' defined benefit programs. The values in the following tables are based on the same actuarial assumptions, methods and measurement dates used by NOVA Chemicals for financial reporting purposes and do not represent the value of the pension benefit an NEO would receive on retirement.

	Years of Credited Service(1)			Final Average Earnings		Accrued (Projected) Annual Pension Benefit(2)				Estimated Annual Pension Benefit at Age 65(3)(4)
Name	Under the U.S. Defined Benefit Pension Plan (#)		Under the Canadian Defined Benefit Component (#)	U.S. (US$)	Canada (US$)	U.S. Defined Benefit Pension Plan (US$)	Canadian Defined Benefit Component(10) (US$)	U.S. SERP (US$)	Canadian SERP (US$)	U.S. Defined Benefit Pension Plan (US$)	Canadian Defined Benefit Pension Plan (US$)	U.S. SERP (US$)	Canadian SERP (US$)
C.D. Pappas	29.5	(5)	N/A	1,378,100	N/A	20,900	N/A	466,900	N/A	20,900	N/A	466,900	N/A
L.A. MacDonald(6)(7)	3.2		25.2	927,800	506,700	8,800	53,600	26,500	148,100	8,800	53,600	26,500	148,100
J.S. Mustoe(6)(8)	6.3		13.3	772,200	235,400	17,700	28,200	90,600	20,000	17,700	28,200	90,600	20,000
M.N. Horner(6)	7.8		14.2	533,800	300,900	21,900	30,200	28,200	35,700	21,900	30,200	28,200	35,700
T.D. Karran	4.7		N/A	311,500	N/A	11,800	N/A	33,600	N/A	11,800	N/A	33,600	N/A
W.G. Greene(6)	8.3		14.6	496,800	289,700	23,300	31,100	26,300	33,900	23,300	31,100	26,300	33,900

Notes:

(1)
Years of credited service is the service used to calculate the defined benefit pension benefit. Service under the U.S. defined benefit programs includes service while resident in the U.S. prior to December 31, 2007, the date the U.S. defined benefit pension programs were frozen. Credited service under the Canadian defined benefit component includes service while resident in Canada.

(2)
These values represent the single life annuity payable at age 65 for the U.S. programs and a 60% joint and survivor annuity for the Canadian defined benefit pension component reflecting pay and service as of December 31, 2009 for all NEOs except for Mr. Pappas where the amounts are as of November 13, 2009.

(3)
Age 62 is the earliest age an individual can receive full retirement benefits.

(4)
Assuming each NEO remains with NOVA Chemicals until his normal retirement date reflecting projected service, if applicable, and pay as of December 31, 2009, other than Messrs. MacDonald and Mustoe both of whom retired on December 31, 2009 and Mr. Pappas who retired November 13, 2009.

(5)
Mr. Pappas is credited with 22 years of additional service. Mr. Pappas elected to receive a lump sum payment of his U.S. SERP at age 55 (see following table).

(6)
Messrs. Mustoe and Greene, and Ms. Horner are entitled to receive the greater of: the sum of their Canadian and U.S. pension benefits, and their U.S. pension benefit assuming all of their service was in the U.S. Mr. MacDonald is entitled to receive the greater of the sum of his Canadian and U.S. pension benefits and his Canadian benefit assuming all of his service was in Canada.

(7)
Mr. MacDonald elected to receive his benefit as a lump sum payment (see following table).

(8)
Mr. Mustoe elected to receive his benefit as a lump sum payment (see following table).

        The change in the defined benefit pension for each NEO participating in a defined benefit program for 2009 is as follows:

		Annual Benefits Payable ($)						Non-Compensatory Changes Related to Financing Costs and Non-Compensation Assumption Changes (US$)(3)	Change in Obligation since Dec. 31, 2008 (US$)
					Accrued (Projected) Obligation at Dec. 31, 2008 (US$)(2)	Compensatory Changes Related to Current Service Cost and Earnings Increases (US$)(1)(2)				Accrued (Projected) Obligation at Dec. 31, 2009 (US$)(2)
	Number of Years Credited Service(1)
Name		At Year End(2)		At Age 65(2)
C.D. Pappas(4)(5)	29.5	N/A	(6)	487,800	4,247,000	(710,000)	(7)	88,000	(622,000)	3,625,000
L.A. MacDonald(5)	28.4	212,800	(8)	237,000	2,984,000	(42,000)	(7)	548,000	506,000	3,490,000
J.S. Mustoe(5)	19.6	156,500		156,500	2,014,000	(51,000)	(7)	401,000	350,000	2,364,000
M.N. Horner	22.0	N/A	(6)	116,000	824,000	(1,000)	(7)	384,000	383,000	1,207,000
T.D. Karran	4.7	N/A	(6)	45,400	192,000	0		58,000	58,000	250,000
W.G. Greene	22.9	104,000	(8)	114,600	931,000	(18,000)	(7)	348,000	330,000	1,261,000

Notes:

(1)
Years of credited service is the service used to calculate the defined pension benefit. Service under the U.S. defined benefit pension programs was frozen as of December 31, 2007. Years of credited service under the Canadian defined benefit pension component represents credited service as of date of transfer to the U.S.

(2)
These values are based on the same actuarial assumptions, methods and measurement date used by NOVA Chemicals for financial statement reporting purposes which may be different than the assumptions used to calculate pension benefits payable to an NEO. The values reflect service as of the measurement date and future increases in salaries, as applicable. These values do not represent the value of the pension benefit that an NEO would receive on retirement.

(3)
Reflects the impact of interest on prior year's obligations, changes in discount rates used to measure the obligations and the impact of assumption and employee demographic changes.

(4)
Mr. Pappas left employment on November 13, 2009. His benefit was frozen at that time.

(5)
Messrs. Pappas, MacDonald and Mustoe elected to receive their benefit as a lump sum payment.

(6)
Messrs. Pappas and Karran, and Ms. Horner, none of whom were early retirement eligible, were not eligible to receive an annual benefit as at December 31, 2009.

(7)
The assumptions used to calculate pension values for accounting purposes assume future salary increases. These NEOs did not receive a salary increase in 2009. Messrs. Pappas, MacDonald and Mustoe left employment in 2009 which negatively impacted the future salary increase assumption.

(8)
These values represent Messrs. MacDonald and Greene's early retirement annuity immediately payable as at December 31, 2009.

(9)
The key actuarial assumptions used in calculating these values are as follows:

U.S. Defined Benefit Programs	December 31, 2008	December 31, 2009
Discount Rate	5.50%	4.70%
Salary Increase	4.50%	4.50%
Percent Electing a Lump Sum	100%	100%
Lump sum interest rate
• Other NEOs	• 5.50%	• 4.70%
Mortality
• Other NEOs	• IRS Prescribed Table for 2009 Lump Sum Distributions	• IRS Prescribed Table for 2010 Lump Sum Distributions
Retirement
• Other NEOs	• Age-related table with an average retirement age of 63	• Age-related table with an average retirement age of 63

Canadian Defined Benefit Programs	December 31, 2008	December 31, 2009
Discount Rate	6.60%	5.80%
Salary Increase	4.00%	4.00%
Indexing	0.50%	0.50%

Canadian Defined Benefit Programs	December 31, 2008	December 31, 2009
Escalation of ITA Maximum Pension for Registered Plan	$2,444 in 2009 per year of service, escalating 2.75% thereafter	$2,444 in 2009 per year of service, escalating 2.75% thereafter
Mortality	UP 1994 projected to 2020 using Scale AA	UP 1994 projected to 2020 using Scale AA
Percent of Retiring Members Electing a Lump Sum	25%	Eastern Region Plan—20% Western Region Plan—40%
Retirement	Age-related table with an average retirement age of 62	Age-related table with an average retirement age of 62

        The method used to determine estimated pension benefits may not be identical to the method used by other companies. Therefore, the estimated pension benefits may not be directly comparable to other companies' estimated pension benefits.

Defined Contribution Programs

        NOVA Chemicals sponsors defined contribution programs in Canada and the United States.

  Canadian Defined Contribution Program

        Canadian employees who joined NOVA Chemicals after December 31, 1999, and employees who elected to convert their defined benefits to the defined contribution component of the Canadian pension plans as explained above, participate in the Canadian defined contribution program. NOVA Chemicals contributes 6% of a Canadian employee's base salary to a defined contribution account and the employee may elect to make voluntary contributions. Contributions are locked in until the employee terminates from NOVA Chemicals. Mr. Karran was an active participant until he relocated to the U.S. in 2000. He continues to maintain an account in the Canadian program.

  U.S. Defined Contribution Program

        The U.S. Savings and Profit Sharing Plan (the "U.S. Savings Plan") was redesigned when the U.S. defined benefit pension plan was frozen. Effective January 1, 2008, NOVA Chemicals makes contributions to each U.S. employee's account of 3% of total pay and matching contributions of up to 6% of total pay for total Corporation contribution of up to 9% of total pay. Transition Employees receive, until the earlier of December 31, 2012 and the Transition Employee's termination date, an additional transition contribution of 5% of total pay. Total pay includes base salary, incentive compensation awards, profit sharing, shift differential and overtime. In addition, employees may make voluntary employee contributions to the plan. All of the NEOs participate in the U.S. Savings Plan.

  Canadian Defined Contribution SERP and Restoration Plan

        NOVA Chemicals' defined contribution programs are also subject to maximum annual contributions under the Income Tax Act and the IRC. NOVA Chemicals has adopted a SERP in Canada and the Restoration Plan to provide a mechanism to continue defined contributions for employees who exceed the legislated maximums.

        The Canadian SERP provides a notional account for contributions or conversion amounts that exceed the legislated maximums. The accounts are credited with earnings equivalent to the earnings of the balanced fund that is offered as an investment under the Canadian defined contribution program. Mr. Karran has a notional defined contribution account under the Canadian SERP.

        In the U.S., when total pay of an executive, including the NEOs, exceeds the legislated maximum, excess Corporation contributions are made to the Restoration Plan. In addition, participants may elect, prior to each performance year, to make voluntary employee contributions to the Restoration Plan of their base salary, incentive compensation award and profit sharing. If an employee elects to make voluntary contributions, Corporation matching contributions are made to the Restoration Plan after total pay exceeds the Internal Revenue Code maximums. All of the NEOs, other than Mr. Woelfel, participated in the Restoration Plan in 2009.

  Defined Contribution Accounts

        The following table summarizes each NEO's defined contribution account for 2009:

			COMPENSATORY		NON-COMPENSATORY
	Account Balance Jan. 1, 2009		2009 Corporation Contributions(1)		2009 Employee Contributions		2009 Investment Earnings		Account Balance Dec. 31, 2009
	Savings Plan (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan(1)(2) (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan (US$)		Restoration Plan / Canadian SERP (US$)
J.M. Lipton	58,121	314,721	34,300	440,729	22,000	201,115	76,023	10,295	—	(2)	—	(2)
C.D. Pappas	97,262	249,596	34,300	223,310	22,000	223,692	93,908	243,517	—	(3)	—	(3)
L.A. MacDonald	67,584	140,837	36,053	96,330	22,000	40,800	33,955	51,259	159,592		329,226
J.S. Mustoe	270,133	132,572	34,300	61,797	22,000	39,744	95,269	60,353	421,702		294,465
M.N. Horner	98,588	68,618	34,300	53,328	22,000	43,957	42,689	27,860	197,577		193,763
R.G. Woelfel	—	—	8,091	—	19,885	—	(106)	—	27,870		—
T.D. Karran	162,097	32,422	22,050	17,313	16,500	26,149	66,441	22,160	267,088		98,043
W.G. Greene	87,264	41,179	34,300	37,474	20,450	28,647	44,921	65,492	186,935		172,791

Notes:

(1)
Includes NOVA Chemicals contributions: 3% basic contributions, 5% transition contributions, if applicable, and up to 6% matching contributions for all NEOs.

(2)
Mr. Lipton received a distribution of his accounts in 2009.

(3)
Mr. Pappas received a distribution of his accounts in 2009.

NEO Agreements

Change of Control Agreements

        NOVA Chemicals entered into Key Employee Termination Benefit Agreements (which we also refer to as the "COC Agreements") with executives, including Messrs. Pappas, MacDonald, Mustoe and Greene, and Ms. Horner, to induce them to remain with NOVA Chemicals in the event of a change of control. The Arrangement constituted a change of control and the COC Agreements became effective on the Effective Date. The COC Agreements provide that on the termination without cause or constructive dismissal of such NEO within three years following the change of control, the NEO is entitled to receive a lump sum severance payment (based on base salary, incentive compensation and other compensation) and continuation of certain benefits during the severance period, which is 30 months for Messrs. Pappas, MacDonald, Mustoe and Ms. Horner, and 21 months for Mr. Greene. The COC Agreements for Messrs. Pappas, MacDonald and Mustoe, and Ms. Horner, provide for a tax equalization payment in the event the executive is subject to the change of control golden parachute excise tax, except that in the event that the value of the payments to the executive do not exceed 110% of the maximum amount payable without triggering the excise tax, the payments are reduced to the maximum amount that can be paid without triggering the tax. The COC Agreements for Messrs. Pappas, MacDonald and Mustoe, and Ms. Horner also provide that they may terminate their employment within 30 days following the first anniversary of a change of control in order to receive the severance benefits. In addition, Ms. Horner is entitled to relocation costs to Calgary or equivalent location as set out in NOVA Chemicals'

Relocation Guidelines, and Mr. Greene is entitled to receive $100,000 upon termination of employment. Messrs. Pappas, MacDonald and Mustoe's employment was terminated in 2009 and each of these individuals received severance payments pursuant to their COC Agreements (see "Summary Compensation Table" and "Payments on Separation from Service").

Employment Contracts

        NOVA Chemicals and its subsidiaries have entered into employment contracts with certain NOVA Chemicals' executives, including Messrs. Woelfel and Karran. The employment contracts provide for a three year term of service for Mr. Woelfel and an indefinite term of service for Mr. Karran.

        In the event of termination of Messrs. Woelfel or Karran's employment other than for cause (as defined in the employment contract), resignation or retirement, each is entitled to be paid a lump sum payment, conditional upon his execution and delivery of a release. For both of these individuals, these lump sum payments are based on: a) base salary in effect at the time of termination; b) Incentive Compensation Plan award calculated at target; c) Savings Plan contributions; and d) perquisite allowance. This lump sum amount equals six months for Mr. Woelfel if he is terminated prior to December 31, 2010, and 12 months if he is terminated after December 31, 2010 and prior to December 31, 2012; and 18 months for Mr. Karran. Mr. Woelfel's employment agreement requires Mr. Woelfel to relocate to Calgary, Alberta on or before December 31, 2010. When he relocates, Mr. Woelfel is entitled to relocation costs, other than housing guarantee, as set out in NOVA Chemicals' Relocation Guidelines. Mr. Karran's employment agreement stipulates that Mr. Karran will relocate to Calgary, Alberta at which time he will be entitled to relocation costs as set out in NOVA Chemicals' Relocation Guidelines. In addition, both NEOs are entitled to continued medical, dental and life insurance coverage, financial counseling and outplacement support if they are terminated without cause.

        Each NEO has also agreed not to disclose or use for his or her own benefit confidential information, except as necessary to perform his or her duties to NOVA Chemicals or as required by law. Also, during his or her employment with NOVA Chemicals, no NEO may engage in or render services to a competing business and for a one year period after termination of employment, no NEO may solicit customers, suppliers or employees to terminate their relationship with NOVA Chemicals.

        On December 5, 2008, NOVA Chemicals entered into the Letter Agreement with Mr. Lipton addressing various compensation and other matters in connection with Mr. Lipton's retirement from active service with NOVA Chemicals. Pursuant to the Letter Agreement, Mr. Lipton continued to serve on the Board of Directors until the 2009 Annual and Special Meeting of the Shareholders and retired from employment and resigned from all other positions with NOVA Chemicals on May 1, 2009.

        The Letter Agreement provided for an annual incentive compensation payment for 2008 equal to 232% of target under NOVA Chemicals' Incentive Compensation Plan and provided that Mr. Lipton would be eligible to receive a pro-rata incentive compensation award for 2009, with an annualized target level of 100% of Mr. Lipton's base salary. The Letter Agreement also provided for the standard 2009 equity based long-term incentive grant with a grant date value of 480% of Mr. Lipton's annual base salary. In addition, Mr. Lipton ceased to participate in NOVA Chemicals' qualified and supplemental pension arrangements, and his rights thereunder were converted into the right to receive two payments, on February 16, 2009 and May 1, 2009, of his accrued supplemental pension benefits as of December 31, 2008.

Payments on Separation of Service

        The following tables set forth the circumstances that trigger payments or provision of benefits under the NEO Agreements and the estimated value of the payments assuming the triggering event occurred on December 31, 2009.

        Mr. Lipton retired on May 1, 2009 pursuant to his Letter Agreement. He was not entitled to any severance amount on his retirement. Mr. Pappas' employment terminated on November 13, 2009, and Messrs. MacDonald and Mustoe's employment terminated December 31, 2009 pursuant to their COC Agreements. Ms. Horner and Mr. Greene are the only NEOs with a COC Agreement as of December 31, 2009.

        For Messrs. Pappas, MacDonald and Mustoe, who terminated from NOVA Chemicals in 2009 pursuant to their COC Agreements, only the value of their payments following change of control are disclosed.

		SEVERANCE AMOUNT
C.D. Pappas	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Termination Following Change of Control	30	2,000,000	1,656,792	661,318	2,987,768	0	7,305,878

		SEVERANCE AMOUNT
L.A. MacDonald	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)(3)	Total Incremental Obligation (US$)
Termination Following Change of Control	30	1,300,000	1,084,446	468,531	607,300	0	3,460,277

		SEVERANCE AMOUNT
J.S. Mustoe	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)(3)	Total Incremental Obligation (US$)
Termination Following Change of Control	30	1,037,500	905,500	364,346	—	0	2,307,346

		SEVERANCE AMOUNT
M.N. Horner	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)(3)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	30	850,000	547,793	242,802	69,100	N/A	1,709,694
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control(4)	30	850,000	547,793	242,802	69,100	0	1,709,694

		SEVERANCE AMOUNT
R.G. Woelfel(5)	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	6 12	212,500 425,000	127,500 255,000	46,237 92,474	N/A N/A	N/A N/A	386,237 772,474
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control	6 12	212,500 425,000	127,500 255,000	46,237 92,474	N/A N/A	0 0	386,237 772,474

		SEVERANCE AMOUNT
T.D. Karran	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	18	468,000	234,000	150,206	13,860	N/A	866,066
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control	18	468,000	234,000	150,206	13,860	0	866,066

		SEVERANCE AMOUNT
W.G. Greene	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	21	546,000	339,180	184,366	190,083	N/A	1,259,629
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control(4)	21	546,000	339,180	184,366	190,083	0	1,259,629

Notes:

(1)
NOVA Chemicals pays annual premiums for post-retirement benefits up to an annual maximum of $6,000 for single retirees and $12,000 for married retirees for U.S. employees hired prior to January 1, 2008, who are age 55 or older with five years service at the time of separation.

(2)
Does not include pension values accrued under the Retirement Plans—see "Retirement Plans—Defined Benefit Pension Obligations".

(3)
Messrs. Pappas, MacDonald and Mustoe, and Ms. Horner's COC Agreements provide that NOVA Chemicals will reimburse these executives amounts owed under Section 280G of the IRC due to excess "parachute" payments.

(4)
Ms. Horner and Mr. Greene's termination of employment is governed by their COC Agreements until July, 2012.

(5)
Mr. Woelfel's employment contract provides that he is entitled to 6 months severance if he is involuntarily terminated without cause or constructively dismissed on or before December 31, 2010, and 12 months severance if he is involuntary terminated or constructively dismissed between January 1, 2011 and December 31, 2012.

COMPENSATION OF DIRECTORS

        Directors who are not full time employees of NOVA Chemicals receive compensation for their service as directors. Prior to the Effective Date, NOVA Chemicals compensated directors according to the same philosophy used to compensate senior management (See "Executive Compensation—Compensation Discussion and Analysis"). An annual survey was conducted to determine the median compensation for directors in similar companies in the North American chemical industry and NOVA Chemicals' total compensation for directors was targeted at the median value of those companies' total compensation. Total compensation was delivered in approximately equal proportions between cash and equity based awards. After the Effective Date, the Corporation decided that non-employee director compensation would be comprised of: (i) an annual retainer; (ii) annual committee membership retainer; and (iii) annual committee chair retainer.

        Prior to the Effective Date, the total compensation for non-employee directors included an annual retainer; an additional retainer for chairs of Board committees and Audit Committee (formerly the Audit, Finance and Risk Committee) members; and equity based awards. Non-employee directors could elect to receive their equity based awards as Options, EAUs or RSUs. Options entitled non-employee directors to purchase Common Shares at a price equal to the closing trading price for Common Shares on the TSX or the NYSE on the day on which the Options were granted. EAUs and RSUs allowed non-employee directors to benefit from appreciation in the price of Common Shares. Upon redemption of an EAU, a non-employee director was paid, in cash, less applicable withholdings, the difference between the closing prices of the Common Shares on the NYSE on the date of redemption and the date of grant. RSUs were valued using the closing price of the Common Shares on the TSX or the NYSE on the vesting date (generally the third anniversary of the grant date) and paid in cash, less applicable withholdings, by the end of the year in which they vested (See "Executive Compensation—Long-Term Incentive Plans" for additional information on equity based awards).

        Non-employee directors who were on the Board prior to the Effective Date received the following compensation and equity based awards during 2009:

	Fees Earned(1)			Equity Based Awards
Name	Annual Retainer (US$)	Committee Chair Retainer (US$)	AFR Additional Retainer (US$)	RSUs (US$)(2)		All Other Compensation(3) (US$)		Total (US$)
J.A. Blumberg	45,217	5,652		80,000		7,615	(4)	138,484
F.P. Boer	45,217	5,652		80,000		8,723	(4)	139,592
J. Bougie	45,217		3,674	80,000		1,792		130,684
L. Brlas	45,217		3,674	80,000		93		128,985
J.V. Creighton	45,217			80,000		944		126,162
R.E. Dineen	45,217		3,674	80,000		529		129,421
C.W. Fischer	45,217			93,334	(5)	0		138,551
L.Y. Fortier(6)	26,667			80,000		1,906		108,573
K.L. Hawkins	45,217	7,065		80,000		1,539		133,822
A.M. Ludwick	45,217		3,674	80,000		1,750		130,642
J.M. Stanford(7)	107,391			110,000		15,689	(8)	233,081

Notes:

(1)
These directors resigned as of the Effective Date. Fees were pro-rated for the period in 2009 that they were directors.

(2)
RSUs were granted in February, 2009 and vested on the Effective Date.

(3)
Includes RSU and DSU dividend equivalents (See "Director Deferred Share Unit Plans").

(4)
Mr. Blumberg and Dr. Boer were members of the Technical Advisory Committee ("TAC") and were paid a fee of US$7,000 for each meeting attended. In 2009, one TAC meeting was held. Mr. Blumberg and Dr. Boer both attended the meeting.

(5)
Mr. Fischer joined the Board on November 13, 2008 but was not awarded equity based compensation in 2008. Includes RSUs valued at $13,334 representing equity based compensation pro-rated for the period in 2008 that Mr. Fischer was a director.

(6)
Mr. Fortier retired from the Board on April 14, 2009. His annual retainer was pro-rated for the period in 2009 that he was a director.

(7)
Mr. Stanford was Chairman of the Board until the Effective Date. Mr. Stanford was not paid an additional retainer fee for chairing the Corporate Governance Committee during 2009.

(8)
Mr. Stanford was reimbursed US$14,235.47 for the cost of office and support services attributable to NOVA Chemicals.

        As of the Effective Date, non-employee directors, other than the Chairman of the Board, are paid an annual retainer of $175,000. The Chairman of the Board is paid an annual retainer of $350,000. Committee members who are not the Chair of the Committee receive an additional $50,000 retainer. Committee Chairs receive an additional $80,000 retainer. The compensation for non-employee directors who were appointed to the Board on or after the Effective Date is as follows:

Name	Annual Retainer Fee (US$)	Annual Committee Retainer Fee (US$)	Annual Committee Chair Fee (US$)	Total (US$)
Mohamed Al Mehairi(1)	175,000	50,000	80,000	305,000
Philip J. Brown	175,000			175,000
David C. Davies(2)	175,000	50,000	80,000	305,000
Mark Garrett	175,000			175,000
Gerhard Roiss(3)	350,000	100,000		450,000
Georg F. Thoma(4)	175,000	100,000		275,000

Notes:

(1)
Mr. Al Mehairi is a member of the Audit Committee and Chair of the Remuneration Committee.

(2)
Mr. Davies is a member of the Remuneration Committee and Chair of the Audit Committee.

(3)
Dr. Roiss is Chairman of the Board, and a member of the Audit and Remuneration Committees.

(4)
Mr. Thoma is a member of the Audit and Remuneration Committees.

Director Share Purchase Plan

        Prior to the Effective Date, non-employee directors were eligible to participate in the Director Share Purchase Plan under which each participating director could elect to have some or all of his or her director fees paid to a custodian at the end of each calendar quarter. The custodian used the funds to purchase Common Shares in the open market on behalf of the participating director. The Director Share Purchase Plan was terminated as of the Effective Date of the Arrangement.

Director Deferred Share Unit Plans

        Prior to the Effective Date, non-employee directors were also eligible to participate in the Director Deferred Share Unit Plans (the "Director DSUP"). Under the Director DSUP, non-employee directors could elect, on an annual basis, to receive all or a portion of director fees for the upcoming year in DSUs economically equivalent to the Common Share value. The amount of the fees that a director elected to defer into a Director DSUP was converted to an equivalent number of DSUs based on the market value of Common Shares at a specified time (the average of the closing price for the Common Shares over the five consecutive trading days preceding the end of each fiscal quarter in which the fees were earned). When a dividend was declared on Common Shares, the value of the dividend was added, as full or part units, to a director's DSU account. DSUs were not Common Shares and did not carry rights of Common Shares.

        A non-employee director held DSUs until he or she was no longer a director of NOVA Chemicals. Pursuant to the terms of the Arrangement Agreement, all DSUs were valued at $6.00, the purchase price under the Arrangement Agreement, and paid on the Effective Date. The value received by each director was as follows:

	Number of DSUs	Value of DSUs (US$)
J.A. Blumberg	3,961	23,766
F.P. Boer	29,387	176,322
J. Bougie	24,993	149,598
J.V. Creighton	8,646	51,876
K.L. Hawkins	27,173	163,038
A.M. Ludwick	37,246	223,476
J.M. Stanford	33,820	202,920

Notes:

(1)
Ms. Brlas, and Messrs. Dineen and Fischer did not participate in the Director DSUPs.

(2)
Mr. Fortier retired on April 14, 2009 at which time he held 27,457 DSUs. His DSUs were redeemed and he received Cdn.$196,264, based on an average closing price of the Common Shares on the five consecutive trading days prior to his retirement date.

Non-Employee Director Equity Based Awards

        As of the Effective Date, the value of all outstanding Options and EAUs was nil, and all Options and EAUs were cancelled pursuant to the Arrangement Agreement. All outstanding RSUs were cancelled in exchange for cash payment of $6.00 per RSU.

        The table below shows as of the Effective Date, (a) the number and value of Options that vested in 2009; (b) the number and value of Options and EAUs cancelled in 2009; and (c) the number and value of RSUs that vested and were paid in 2009.

	Options Vested		Options/EAUs Cancelled		RSUs Vested and Paid
Name	Number of Options Vested	Value of Options Vested (US$)	Number of Options/EAUs Cancelled	Value of Options/EAUs Cancelled (US$)	Number of Vested RSUs	Value Paid (US$)
J.A. Blumberg	0	$0	24,350	$0	19,931	119,586
F.P. Boer	0	$0	27,250	$0	17,071	102,426
J. Bougie	0	$0	7,000	$0	19,930	119,580
L. Brlas	0	$0	0	$0	15,434	92,604
J.V. Creighton	0	$0	10,000	$0	19,931	119,586
R.E. Dineen	0	$0	22,550	$0	19,931	119,586
C. Fischer	0	$0	0	$0	16,578	99,468
K.L. Hawkins	0	$0	30,100	$0	16,842	101,052
A.M. Ludwick	0	$0	24,000	$0	17,298	103,788
J.M. Stanford	0	$0	33,950	$0	23,786	142,716

Notes:

(1)
No EAUs vested in 2009.

(2)
Values of cancelled Options/EAUs and RSUs vested and paid have been determined using the Arrangement purchase price of S$6.00.

(3)
Mr. Fortier, who retired from the Board prior to the Effective Date, held 19,931 RSUs on the Effective Date and received $119,586 in July, 2009 ($6.00 per RSU).

        At December 31, 2009, there were no outstanding Options, EAUs or RSUs held by any directors.

Indebtedness of Directors and Executives

        As at March 11, 2010 and during fiscal 2009, none of the current or former directors and executives of NOVA Chemicals or any associate of any such director or executive was indebted to NOVA Chemicals.

6.C. BOARD PRACTICES

  Board of Directors

        The Board of Directors currently consists of seven members. Directors are elected annually serve until their successors are appointed or they resign, unless their office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the Business Corporations Act (New Brunswick). Each of the directors has served in his respective capacity since his election; see the tables above in Item 6.A. for the period during which each director and member of senior management has served in that office.

  Directors' Service Contracts

        There are no director service contracts between us and our directors providing for benefits upon termination of employment, other than an employment agreement with Randy G. Woelfel.

  Committees of the Board

        The Board has established two standing committees (the "Committees") and has delegated certain of its responsibilities to each of the Committees. In this regard, each Committee has been mandated to perform certain advisory functions, and to make recommendations and report to the Board. The two standing committees of the Board are the Audit Committee and the Remuneration Committee. Effective November 10, 2009, the Public Policy and Responsible Care Committee of the Board of Directors and the Corporate Governance Committee of the Board of Directors were dissolved, with the responsibilities of such committees reassigned to the full board of directors.

        Each of the Committees has the authority to retain outside advisors to assist in the discharge of its respective responsibilities. Each of the Committees reviews its respective charter at least annually and, as required, recommends changes to the Board. Each of the Committees has a charter; a brief summary of the Committee charters follows, together with current Committee membership.

  Audit Committee

Chairman: David Davies
Vice Chairman: Mohamed Al Mehairi
Other Members: Gerhard Roiss, Georg Thoma

        The Audit Committee of the Board (formerly known as the Audit, Finance and Risk Committee) reviews and inquires into matters affecting our financial reporting, our system of internal accounting and financial controls and procedures and our financial audit procedures and plans; oversees the policies and practices relating to corporate compliance and risk management strategies; recommends to the Board the appointment and remuneration of the external auditors and reviews with management the mandate and appointment of internal auditors; oversees the funding, administration and investment of the trust funds associated with our retirement plans; and reviews with management and reports to the Board of Directors on our financing plans and objectives.

        The Board approves, on the recommendation of the Audit Committee, all fees paid to the external auditors in respect of audit services. In addition, in accordance with applicable rules regarding audit committees, the Audit Committee reviews and approves (in advance) the scope and related fees for all non-audit services that are to be provided by the external auditors. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

        All members of the Audit Committee are financially literate, and Mr. Davies is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission ("SEC") rules.

  Remuneration Committee

Chairman: Mohamed Al Mehairi
Vice Chairman: David Davies
Other Members: Gerhard Roiss, Georg Thoma

        The Remuneration Committee of the Board (formerly known as the Human Resources Committee) is responsible for overseeing our policies and practices with respect to human resources. In this regard, the Remuneration Committee reviews recommendations for the appointment of persons to senior executive positions, and considers terms of employment including succession planning and matters of compensation. This Committee recommends to the Board the goals and objectives used to determine executive leadership compensation, and evaluates the NOVA Management Board's performance. For additional information relating to the compensation of our senior executives in 2009, see "Item 6.B. Compensation".

6.D. EMPLOYEES

        As of December 31, 2009, we employed approximately 2,500 full-time employees globally.

        Collective bargaining agreements with various unions, covering approximately 350, or 14%, of the approximately 2,475 North American employees, are in place at certain plants located in Ontario and Pennsylvania. A collective bargaining agreement involving approximately 225 employees at our olefins plant in Corunna, Ontario was re-negotiated in 2007 with an expiration date of March 31, 2010. We expect to renew the Corunna contract through collective bargaining. A collective bargaining agreement involving approximately 128 employees at the polystyrene plant at the Beaver Valley site in Monaca, Pennsylvania was re-negotiated in 2009 with an expiration date of March 15, 2012. We engage in continuous dialogue with the unions to address current issues and proactively address potential bargaining items.

        We provide medical, health, life insurance, retirement plans and other benefits to our employees, which are comparable with other companies in the chemical industry where our operations are located.

6.E. SHARE OWNERSHIP

        IPIC's subsidiary, NOVA Chemicals Holding GmbH, holds all of our issued and outstanding Common Shares, which are our only class of shares issued and outstanding.

Item 7.    Major Shareholders and Related Party Transactions

7.A. MAJOR SHAREHOLDERS

        IPIC's subsidiary, NOVA Chemicals Holding GmbH, holds all of our issued and outstanding Common Shares.

        IPIC, OMV and Borealis entered into an the AiP in August 2009 to define our future corporate governance structure, including the composition of our Board of Directors and the creation of an Owners' Committee that will consist of four members—two nominated by IPIC and two nominated by OMV. Pursuant to the terms of the AiP, the four members of the Owners' Committee shall also be members of our Board and, in each such capacity, will effectively control, to the extent permitted by law, matters to be determined by our Board of Directors and shareholders. Through this arrangement, OMV will share control of our company with IPIC.

        The AiP contemplates that Borealis will acquire from IPIC 24.9% of our share capital pursuant to a share purchase agreement still to be negotiated between IPIC and Borealis. The AiP received the antitrust clearance of the European Commission on October 27, 2009.

 7.B. RELATED PARTY TRANSACTIONS

Transaction Agreements

        Prior to July 6, 2009, IPIC provided us with $350 million of interim debt financing that was converted into common equity at the closing of the IPIC Transaction. Related accrued interest and fees totaling $17 million ($12 million after-tax) on the interim debt financing were forgiven by IPIC and reclassified to Contributed surplus. We removed the balance in Common Shares of $508 million as of July 6, 2009, before push-down adjustments, and recorded the cash paid by IPIC to acquire all of our issued and outstanding Common Shares for $499 million.

Our Agreements with Executive Officers

        For a description of the change of control agreements and employment agreements with the NEOs, see "Item 6.B. Compensation—NEO Agreements".

Directors' and Officers' Insurance

        We maintain directors' and officers' liability insurance with policy limits of $150 million in the aggregate, subject to a deductible in respect of corporate reimbursement of Cdn$1 million for each loss. We are generally to be reimbursed for payments made under corporate indemnity provisions on behalf of our directors and officers, and individual directors and officers (or their heirs and legal representatives) are generally covered for losses arising during the performance of their duties for which they are not indemnified by us. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions) and claims brought by a director or officer against another of our directors or officers or by us against one of our directors or officers, except for derivative actions.

        Effective as of the closing of the IPIC acquisition ("IPIC Closing"), we obtained and fully paid the premium for the extension of the directors and officers' insurance policies for a claims reporting or run-off and extended reporting period of seven years from and after the IPIC Closing with respect to any claim related to any period or time at or prior to the IPIC Closing, and with terms, conditions, retentions and limits of liability that were no less advantageous to each present and former director, officer, trustee and employee of the company and our subsidiaries than the coverage provided under our existing policies prior to the IPIC Closing (which terms are consistent with our current policy described above) with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer or employee of the company or any of our subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the IPIC Closing (including in connection with the approval or completion of the IPIC Transaction.

Director Indemnity Agreements

        Prior to the IPIC Transaction, we entered into indemnity agreements with our former directors containing provisions that may require us to, among other things, indemnify such directors against certain liabilities that may arise by reason of their status or service as our former directors, to obtain the approval of a court, if required, to meet such indemnity obligations, to reimburse such directors for related taxes and duties, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, provided that any expenses advanced not actually required shall be repaid. The right to indemnification will only apply where the director acted honestly and in good faith with a view to the best interest of the entity that he served and, in the case of a criminal or administrative action, had reasonable grounds for believing that his conduct was lawful. The indemnity agreements further provide that such former directors must give written notice upon becoming aware of any proceeding which may give rise to the indemnification obligation and that such directors have the right to independent legal counsel at their expense, unless we have approved such independent counsel, upon which we are obligated to pay such approved counsel's legal fees.

        Following the IPIC Transaction, we entered into indemnity agreements with each of our current directors containing provisions that may require us and from time to time, certain of our affiliates, to, among other things, indemnify such directors against certain liabilities that may arise by reason of their status or service as our directors, and obtain the approval of a court, if required, to meet such indemnity obligations. The directors are entitled to reimbursement for time spent responding to or testifying in connection with any proceedings involving us, tax gross-up payments to the extent such directors are not entitled to certain tax deductions related to the indemnification payments, and reimbursement of their expenses incurred as a result of any proceeding against them as to which they could be indemnified, provided that any expenses not actually incurred shall be repaid. The right to indemnification will only apply where the director acted honestly and in good faith with a view to the best interest of the entity that it serves and, in the case of a criminal or administrative action, had reasonable grounds for believing that his conduct was lawful. The indemnity agreements further provide that we shall be the indemnitor of first resort and that we are required to advance the full amount of expenses incurred by the directors.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

Item 8.    Financial Information

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 17. Financial Statements" for our financial statements, related notes and other financial information filed with this annual report on Form 20-F.

8.B. SIGNIFICANT CHANGES

        Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2009.

Item 9.    The Offer and Listing

9.A. OFFER AND LISTING DETAILS

Not Applicable

9.B. PLAN OF DISTRIBUTION

Not Applicable

9.C. MARKETS

Not Applicable

9.D. SELLING SHAREHOLDERS

Not Applicable

9.E. DILUTION

Not Applicable

9.F. EXPENSES OF THE ISSUE

Not Applicable

Item 10.    Additional Information

10.A. SHARE CAPITAL

Not Applicable

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

REGISTOR

        NOVA Chemicals was continued under the provisions of the Business Corporations Act (New Brunswick) (the "Act") on July 6, 2009, with a corporation number of 645481. Our Articles of Continuance ("Articles") do not restrict the business which we may carry on.

ARTICLES AND BY-LAWS

        The following brief description of provisions of the Act, our Articles and General By-Law No. 3 ("By-Laws") does not purport to be complete and is subject in all respects to the provisions of the Act and our Articles and By-Laws.

  Conflicts of Interest

        Our By-Laws provide that a director who is a party to a material transaction or material contract, or proposed material transaction or material contract with us, is a director of, or acts in a capacity similar to a director of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act and explained in the following paragraph, no such director shall vote on any resolution to approve any such transaction. If a material transaction or material contract is made between us and one or more of its directors, or between us and another person of which a director of NOVA Chemicals is a director or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director disclosed his interest in accordance with the provisions of the Act and the transaction or contract was approved by the directors or the shareholder and it was reasonable and fair to us at the time it was approved.

        The Act provides that a director who is materially interested in a contract may not vote on any resolution to approve the contract unless the contract is (i) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of us or an affiliate, (ii) relates primarily to the director's remuneration as a director, officer, employee or agent of the Company or an affiliate, (iii) is for indemnity or insurance for the director against liability incurred by the director acting in his or her capacity as director, or (iv) is with an affiliate.

  Borrowing Powers

        Our By-Laws provide that the directors may from time to time: (i) borrow money on our credit, (ii) issue, re-issue, sell or pledge debt obligations or guarantee of NOVA Chemicals, (iii) to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise, and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in or other interest in or charge upon all or any property (including the undertaking and rights) of NOVA Chemicals, owned or subsequently acquired, to secure any obligation of NOVA Chemicals.

  Shareholders' Meetings

        A holding company controlled by IPIC and its affiliates currently owns all of our equity. Our By-Laws provide that a resolution in writing signed by all the shareholders or signed counterparts of such resolution by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders duly called, constituted and held.

        Our By-Laws provide that, subject to the Act, an annual meeting of shareholders shall be held on such day and at such time in each year as the Board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. The Act requires that, subject to certain exceptions, the directors must call a special meeting of shareholders upon the requisition of at least ten percent of our issued shares entitled to vote at the meeting being requisitioned.

        The Act provides that for purposes of determining shareholders entitled to receive notice of a meeting of shareholders, the directors may fix a record date in advance so long as the date is not more than 50 or less than 21 days before the date of the meeting. Where no record date is fixed, the record date is the close of business on the day immediately preceding the day notice is given or the day of the meeting itself if no notice is given. The Act and our By-Laws provide that notice of the time and place of each shareholder meeting shall be sent not less than 21 nor more than 50 days before the meeting to (i) each shareholder entitled to vote, (ii) each director, and (iii) our auditor. If special business is to be transacted, the notice must state or be accompanied by a statement of the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on the proposal. All business transacted at a special meeting of shareholders and all business transacted at an annual shareholder meeting, except consideration of the financial statements and auditor's report, election of directors and reappointment of the auditor constitutes special business.

        Our By-Laws provide that a quorum for the transaction of business at any meeting of shareholders shall be met if the holders of not less than 10% of the shares entitled to vote at the meeting are present in person or represented by proxy.

        Our By-laws also state that the only persons entitled to be present at a meeting of shareholders shall be those persons entitled to vote thereat, the directors and our auditors and others who, although not entitled to vote, are entitled or required under any provision of the Act or our Articles or By-Laws to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with the consent of the meeting.

  Authorized and Issued Capital

        We are authorized to issue an unlimited number of Common Shares, first preferred shares and second preferred shares. Currently, only Common Shares are issued and outstanding.

  Common Shares

        Each Common Share has one vote and our directors stand for election on an annual basis. The holders of the Common Shares are entitled to attend and vote at all meetings of shareholders except meetings of only the holders of another class or series of our shares. In addition, subject to the preferential rights attaching to any of our shares ranking in priority to the Common Shares, the holders of the Common Shares are entitled to receive any dividends that may be declared by the Board of Directors on the Common Shares. Subject to the rights of the holders of shares of the Corporation ranking in priority to the Common Shares, the holders of the Common Shares are entitled to participate rateably amongst themselves and rateably with the holders of any shares ranking on a parity with the Common Shares in any distribution of the remaining property of the Corporation in the event of the dissolution, liquidation or winding-up of NOVA Chemicals or any other distribution of its property amongst its shareholders for the purposes of winding-up its affairs.

  First Preferred Shares

        Subject to the following and to applicable law, the first preferred shares as a class are not entitled to receive notice of, attend or vote at meetings of the shareholders of the Corporation. The first preferred shares may from time to time be issued in one or more series, and the Board of Directors may fix from time to time before such issue the number of first preferred shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of first preferred shares, including any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion, if any, and any sinking fund or other provisions. If issued, the first preferred shares of each series will, with respect to the payment of dividends and the distribution of assets on return of capital in the event of liquidation, dissolution or winding-up of NOVA Chemicals, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding-up its affairs, have preference over the Common Shares, the second preferred shares and over any other shares of the Corporation ranking by their terms junior to the first preferred shares of the series. The first preferred shares of any series may also be given such other preferences over the Common Shares, the second preferred shares and any other shares ranking junior to such first preferred shares as may be established by the Board of Directors.

  Second Preferred Shares

        Subject to the following and to applicable law, the second preferred shares as a class are not entitled to receive notice of, attend or vote at meetings of the shareholders of the Corporation. The second preferred shares may from time to time be issued in one or more series, and the Board of Directors may fix from time to time before such issue the number of second preferred shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of second preferred shares, including any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion, if any, and any sinking fund or other provisions. If issued, the second preferred shares of each series will, with respect to the payment of dividends and the distribution of assets on return of capital in the event of liquidation, dissolution or winding-up of NOVA Chemicals, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding-up its affairs, have preference over the Common Shares and over any other shares of the Corporation ranking by their terms junior to the second preferred shares of the series. The second preferred shares of any series may also be given such other preferences over the Common Shares and any other shares ranking junior to such second preferred shares as may be established by the Board of Directors.

  Number of Directors; Filling Vacancies

        Our Articles provide that the number of directors comprising the entire Board is a minimum of one and a maximum of 15. We currently have a fixed number of seven directors. All of our directors have been elected to serve until the next annual meeting or until his successor is elected or appointed.

        Under the Act and provided that a quorum of directors remains in office, vacancies may be filled by the directors. If less than a quorum of directors remains in office, or if there has been a failure to elect the required fixed number of directors, any vacancy must be filled by the shareholders and the directors are required to call a special meeting of the shareholders to fill the vacancy. No person is required to hold any equity of the Corporation to qualify as a director.

10.C. MATERIAL CONTRACTS

        The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party:

$350 million senior secured revolving credit facility

        We have $350 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on November 17, 2012 and is available for Prime Loans, USBR Loans, LIBOR Loans, Swingline Advances, Bankers' Acceptances, and Letters of Credit.

        Loans under our $350 million senior secured revolving credit facility bear interest at a floating rate, which is calculated as a base rate plus an applicable pricing margin. The applicable pricing margins vary with the type of loan and range between 2.50% and 4.75%. The base rate depends on the type of advance we choose.

        Our $350 million senior secured revolving credit facility contains financial covenants, which require quarterly compliance. The covenants require a maximum senior debt to cash flow ratio of 3:1 and a debt to capitalization ratio not to exceed 60% at the end of each quarter. In addition to the financial covenants, this credit facility also limits our ability to, among other things, incur additional liens, sell certain assets, make distributions on or repurchase equity, incur additional debt, enter into hedging arrangements, enter into operating leases, engage in reorganizations or mergers, or change the character of our business. Certain of these covenants are subject to exceptions and materiality qualifiers. Moreover, this credit facility limits distributions during any four consecutive fiscal quarters equal to the greater of (A) 55% of consolidated free cash flow for such four fiscal quarters, and (B) $10,000,000.

        Borrowings under our $350 million senior secured revolving credit facility are secured by a fixed and floating charge on certain of our real property and a security interest in certain of our personal property. Further, we have provided a guarantee to the lenders covering certain hedging transactions entered into with our restricted subsidiaries. Our obligations under our $350 million senior secured revolving credit facility have also been guaranteed by our restricted subsidiaries.

        Voluntary prepayments of principal amounts outstanding and voluntary reductions of the unutilized portion of the credit facilities are permitted at any time, upon the giving of proper notice and subject to minimum dollar amounts.

        Our $350 million senior secured revolving credit facility contains customary events of default, including, but not limited to, payment defaults, breach of covenant, incorrect representations or warranties, cross default of other indebtedness, cross default of secured swap obligations, certain events of bankruptcy, insolvency or dissolution, judgment defaults, change of control, and invalidity of any loan documents or provisions thereof supporting the credit facilities. Certain of the events of default are subject to exceptions and materiality qualifiers.

        The terms used in this summary have specific meanings as used in the $350 million senior secured revolving credit facility.

Arrangement Agreement, dated as of February 23, 2009, by and between NOVA Chemicals Corporation and International Petroleum Investment Company

        On February 23, 2009, the Corporation and IPIC entered into an agreement providing for the acquisition by IPIC of all of our outstanding Common Shares for cash consideration of $6.00 per share. The Acquisition was implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act. IPIC completed the acquisition on July 6, 2009.

Indemnity Agreements

        Reference is made to "Item 7.B. Related Party Transactions—Director Indemnity Agreements".

10.D. EXCHANGE CONTROLS

        There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of our securities to hold or vote the securities held. There are also no such limitations imposed by the our Articles and By-Laws with respect to our Common Shares.

10.E. TAXATION

Not Applicable

10.F. DIVDENDS AND PAYING AGENTS

Not Applicable

10.G. STATEMENT BY EXPERTS

Not Applicable

 10.H. DOCUMENTS ON DISPLAY

        We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the public reference room at the prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC's Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about companies like us who file electronically with the SEC. The URL of that website is http://www.sec.gov.

10.I. SUBSIDIARY INFORMATION

Not Applicable

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        The Audit Committee of our Board regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See "Item 5—Operating and Financial Review and Prospects" and Note 22 to our Annual Audited Consolidated Financial Statements contained in this Form 20-F for quantitative and qualitative disclosure of market risk.

Item 12.    Description of Securities Other than Equity Securities

12.A. DEBT SECURITIES

Not Applicable

12.B. WARRANTS AND RIGHTS

Not Applicable

12.C. OTHER SECURITIES

Not Applicable

12.D. AMERICAN DEPOSITORY SHARES

Not Applicable

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.    Controls and Procedures

(a)   Disclosure Controls and Procedures

Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2009, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b)   Management's Annual Report on Internal Control over Financial Reporting

The report of management on our internal control over financial reporting is located under the heading "Management's Annual Report on Internal Control Over Financial Reporting" in our Annual Audited Consolidated Financial Statements included in this annual report on Form 20-F.

(c)   Attestation Report of the Registered Public Accounting Firm

The attestation report on internal control over financial reporting is located under the heading "Independent Auditors' Report on Internal Controls" in our Annual Audited Consolidated Financial Statements included in this annual report on Form 20-F.

(d)   Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that David Davies is an "audit committee financial expert" (as defined in Item 16A of Form 20-F) serving on our Audit Committee. David Davies is an "independent" director, as defined under NYSE rules.

Item 16B.    Code of Ethics

        We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. You can view our Code of Ethics for CEO and Senior Financial Officers on the Governance page on our website at http://www.novachemicals.com/governance.

Item 16C.    Principal Accountant Fees and Services

        The following fees were billed to us by Ernst & Young LLP and approved by the Board of Directors during the prior two years:

	2009	2008
	(U.S. dollars)
Audit Fees	$2,583,957	$1,989,959
Audit-Related Fees	1,595,598	301,488
Tax Fees	45,761	99,396
All Other Fees	—	—

Total Fees	$4,225,316	$2,390,843

        Audit fees include fees for the audit of our consolidated financial statements, the external auditor's reporting on the effectiveness of internal controls over financial reporting, statutory audits of subsidiaries, review of quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters and review of prospectuses and professional services related to our $700 million debt offering. Fee amounts for 2009 are based on invoices relating to the 2009 year-end audit that have been received and those expected to be billed.

        Audit-related fees include fees for services that are related to the audit of the consolidated financial statements. These services include assistance with the fair value exercise conducted in 2009, the IPIC opening balance sheet audit, consultation with respect to IFRS, non-statutory audits of subsidiaries and affiliates, and consultation on accounting and disclosure matters.

        Tax fees include fees for the preparation of income tax returns, customs filings for us and our subsidiaries, and advice on tax-related matters.

        Our Board of Directors approves, on the recommendation of the Audit Committee, all fees paid to the external auditors. In addition, in accordance with applicable rules regarding audit committees, the Audit Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2009, the Audit Committee has concluded that it does not.

Item 16D.    Exemptions from the Listing Standard for Audit Committees

Not Applicable

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.    Change of Registrant's Certifying Accountant

Not Applicable

Item 16G.    Corporate Governance

Not Applicable

PART III

Item 17.    Financial Statements

        Our Annual Audited Financial Statements for the fiscal year ending December 31, 2009, including the notes thereto and together with auditor's report thereon, are included in this annual report beginning on page F-1.

Item 18.    Financial Statements

Not Applicable

Item 19.    Exhibits

Exhibit No.		Description
1.1		Certificate and Articles of Continuance of NOVA Chemicals Corporation dated July 6, 2009 (1)
1.1		General By-Law No. 3 of NOVA Chemicals Corporation dated July 6, 2009 (1)
2.1
Indenture, dated as of October 16, 2009, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee in respect of the 8.375% Senior Notes due 2016 and 8.625% Senior Notes due 2019 (2)
2.2
Indenture, dated as of September 21, 1995, between NOVA Chemicals Corporation, as successor to NOVACOR Chemicals Ltd., and JP Morgan Trust Company, N.A., as successor trustee to The First National Bank of Chicago (3)
2.3		Indenture, dated as of August 28, 2000, between NOVA Chemicals Corporation, as Issuer and CIBC Mellon Trust Company, as Trustee (4)
2.4		Indenture, dated as of January 13, 2004, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee (5)
2.5		Indenture, dated as of October 31, 2005, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee (6)
2.6
Registration Rights Agreement, dated as of October 16, 2009, by and among NOVA Chemicals Corporation, and Barclays Capital Inc., HSBC Securities (USA) Inc., RBC Capital Markets Corporation, and TD Securities (USA) LLC, as Representative of the Initial Purchasers in respect of the 8.375% Senior Notes due 2016 and 8.625% Senior Notes due 2019 (7)
4.1		Restated Credit Agreement, dated as of November 17, 2009, among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto (8)
4.2		Arrangement Agreement, dated as of February 23, 2009, by and between NOVA Chemicals Corporation and International Petroleum Investment Company (9)
4.3		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and former directors (10)
4.4		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and Directors (11)
7.1	*	Computation of Earnings to Fixed Charges
8.1	*	List of Subsidiaries
12.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*
Certification of Todd Karran, Senior Vice President, Chief Financial Officer and Treasurer of NOVA Chemicals Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.		Description
13.2	*	Certification of Todd Karran, Senior Vice President, Chief Financial Officer and Treasurer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)
Incorporated by reference from the Report on Form 6-K of NOVA Chemicals Corporation filed on August 6, 2009.

(2)
Incorporated by reference from Exhibit 4.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(3)
Incorporated by reference from Exhibit 7.1 to the Registration Statement on Form F-9 of NOVA Chemicals Corporation, File No. 333-6108.

(4)
Incorporated by reference from Exhibit 4.3 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(5)
Incorporated by reference from Exhibit 7.1 to the Registration Statement on Form F-10 of NOVA Chemicals Corporation, File No. 333-113038.

(6)
Incorporated by reference from the Report on Form 6-K of NOVA Chemicals Corporation filed on November 1, 2005.

(7)
Incorporated by reference from Exhibit 4.6 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(8)
Incorporated by reference from Exhibit 10.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(9)
Incorporated by reference from Schedule B to Material Change Report filed as Exhibit 99.1 to the Report on Form 6-K of NOVA Chemicals Corporation filed on February 25, 2009.

(10)
Incorporated by reference from Exhibit 10.3 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(11)
Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

*
Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA Chemicals Corporation
By:	/s/ TODD D. KARRAN
Name: Todd D. Karran Title: Senior Vice President, Chief Financial Officer and Treasurer

        Date: March 15, 2010.

F-i

 MANAGEMENT'S REPORT

To the Shareholder of NOVA Chemicals Corporation

        The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management's responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

        Management also is responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The business conduct policy and the code of ethics can be viewed on NOVA Chemicals' website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals' operations are conducted in conformity with the law and with a high standard of business conduct.

        During the past year, we have continued our efforts to improve and document the design and operating effectiveness of internal control over external financial reporting. The effectiveness of internal control over financial reporting has been subjected to audit by the shareholders' auditors. As at year-end, we have reported that internal control over financial reporting is effective. In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002, NOVA Chemicals' Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to NOVA Chemicals' annual disclosure document in the U.S. (Form 20-F). The same certification will be provided to the Canadian Securities Administrators.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee reviews the financial statements and annual report and recommends them to the Board for approval. The Audit Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit Committee. The Audit Committee also recommends a firm of external auditors to be appointed by the shareholder.

/s/ Randy Woelfel RANDY WOELFEL Chief Executive Officer	/s/ Todd Karran TODD KARRAN Senior Vice President, Chief Financial Officer & Treasurer
March 15, 2010 Calgary, Canada

 MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        The following report is provided by management in respect of NOVA Chemicals' internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934):

1.
NOVA Chemicals' management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of NOVA Chemicals' internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of NOVA Chemicals' internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of NOVA Chemicals' internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of NOVA Chemicals' internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3.
NOVA Chemicals' Consolidated Financial Statements include the accounts of the INEOS NOVA joint venture via proportionate consolidation in accordance with Canadian GAAP. Management is unable to evaluate the effectiveness of internal control within the joint venture due to the fact that NOVA Chemicals does not have the right or authority to evaluate the internal controls of the joint venture and does not have the access necessary, in practice, to evaluate those controls. Management's conclusion regarding the effectiveness of internal controls does not extend to the internal controls of the joint venture. The 2009 Consolidated Financial Statements of NOVA Chemicals included $270 million and $29 million of total and net assets, respectively, related to the INEOS NOVA joint venture as of December 31, 2009, $617 million and $4 million of revenues and net loss, respectively, for the period from July 6, 2009 to December 31, 2009 and $520 million and $7 million of revenues and net income, respectively, for the period from January 1, 2009 to July 5, 2009.

4.
Management has assessed the effectiveness of NOVA Chemicals' internal control over financial reporting, as at December 31, 2009, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals' internal control over financial reporting that have been identified by management.

5.
Ernst & Young LLP, who has audited the Consolidated Financial Statements of NOVA Chemicals for the year ended December 31, 2009, has also issued a report on internal controls under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page F-3.

/s/ Randy Woelfel RANDY WOELFEL Chief Executive Officer	/s/ Todd Karran TODD KARRAN Senior Vice President, Chief Financial Officer & Treasurer
March 15, 2010 Calgary, Canada

 INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

Under Canadian Generally Accepted Auditing Standards and the Standards of
the Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDER OF NOVA CHEMICALS CORPORATION

        We have audited the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2009 and 2008, and the related Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders' Equity, and Cash Flows for the periods from January 1, 2009 to July 5, 2009 and from July 6, 2009 to December 31, 2009 and for each of the years in the two-year period ended December 31, 2008 and 2007. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2009 and 2008, and the results of its operations and its cash flows for the periods from January 1, 2009 to July 5, 2009 and from July 6, 2009 to December 31, 2009 and for each of the years in the two-year period ended December 31, 2008 and 2007, in conformity with Canadian Generally Accepted Accounting Principles.

        As discussed in Note 2 to the Consolidated Financial Statements, in 2009 the Corporation made changes to its methods of accounting for goodwill and intangible assets, credit risk and the fair value of financial assets and financial liabilities, business combinations and financial instruments relating to recognition, measurement and disclosure. In 2008 the Corporation made changes to its methods of accounting for inventories and its Deferred Share Units Plan and in 2007 made changes to its methods of accounting for stock-based compensation, financial instruments and hedges and also changed its presentation of equity and changes in equity, including reporting of comprehensive income. As discussed in Note 23 in 2007, the Corporation made changes for reporting under United States Generally Accepted Accounting Principles to its methods of accounting for uncertainty in income taxes and defined benefit pension and other post-retirement plans.

        We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), NOVA Chemicals Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP Chartered Accountants March 15, 2010 Calgary, Canada

 INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

Under Standards of the Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDER OF NOVA CHEMICALS CORPORATION

        We have audited NOVA Chemicals Corporation (NOVA Chemicals or the Corporation) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NOVA Chemicals' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As indicated in Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the INEOS NOVA joint venture, included in NOVA Chemicals' 2009 Consolidated Financial Statements and constituting $270 million and $29 million of total and net assets, respectively, as of December 31, 2009, $617 million and $4 million of revenues and net loss, respectively, for the period from July 6, 2009 to December 31, 2009 and $520 million and $7 million of revenues and net income, respectively, for the period from January 1, 2009 to July 5, 2009. Our audit of internal control over financial reporting of NOVA Chemicals did not include an evaluation of the internal controls over financial reporting of the INEOS NOVA joint venture.

        In our opinion, NOVA Chemicals maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

        We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2009 and 2008, and the Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders' Equity, and Cash Flows for the periods from January 1, 2009 to July 5, 2009 and from July 6, 2009 to December 31, 2009 and for each of the years in the two-year period ended December 31, 2008 and 2007, and our report dated March 15, 2010, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP Chartered Accountants March 15, 2010 Calgary, Canada

 CONSOLIDATED STATEMENTS OF INCOME (LOSS)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008 Restated(1)	2007 Restated(1)
(millions of U.S. dollars)	Successor	Predecessor
Revenue	$2,179	$1,871	$7,366	$6,732
Feedstock and operating costs (excluding depreciation)	1,712	1,683	6,852	5,597
Selling, general and administrative	99	171	225	207
Research and development	20	20	52	50
Foreign exchange loss (gain) (Note 22)	105	39	(117)	—
Restructuring charges (Note 15)	23	42	37	86
Depreciation and amortization	131	130	261	237

	2,090	2,085	7,310	6,177

Operating income (loss)	89	(214)	56	555

Interest expense, net (Note 10)	(85)	(94)	(156)	(175)
Other gains (losses) (Note 16)	1	6	(2)	20

	(84)	(88)	(158)	(155)

Income (loss) before income taxes	5	(302)	(102)	400
Income tax (expense) recovery (Note 17)	(7)	63	62	(52)

Net (loss) income	$(2)	$(239)	$(40)	$348

(1)
Restated for adoption of CICA 3064, Goodwill and Intangible Assets, see Note 2.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008 Restated(1)	2007 Restated(1)
(millions of U.S. dollars)	Successor	Predecessor
Net (loss) income	$(2)	$(239)	$(40)	$348
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities, net of tax of $0	—	—	1	(1)
Unrealized gain (loss) on translation of self-sustaining foreign operations	5	4	(147)	231

	5	4	(146)	230

Comprehensive income (loss)	$3	$(235)	$(186)	$578

(1)
Restated for adoption of CICA 3064, Goodwill and Intangible Assets, see Note 2.

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

December 31 (millions of U.S. dollars)	2009	2008 Restated(1)
	Successor	Predecessor
ASSETS
Current assets
Cash and cash equivalents	$267	$74
Accounts receivable (Note 4)	370	290
Inventories (Note 5)	622	529
Prepaid expenses and other assets	48	34
Future income taxes (Note 17)	3	68
Restricted cash (Note 10)	—	49

	1,310	1,044
Intangible assets, net (Note 6)	493	—
Other non-current assets (Note 7)	101	155
Future income taxes (Note 17)	59	—
Property, plant and equipment, net (Note 8)	3,570	2,808

	$5,533	$4,007

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank loans	$1	$2
Accounts payable and accrued liabilities (Note 9)	678	781
Future income taxes (Note 17)	6	—
Long-term debt due within one year (Note 10)	312	380

	997	1,163
Long-term debt (Note 10)	1,512	1,270
Deferred credits and long-term liabilities (Note 11)	420	302
Future income taxes (Note 17)	811	377

	3,740	3,112

SHAREHOLDERS' EQUITY
Common shares (Note 3 and 12)	849	508
Contributed surplus (Note 3)	941	25
Accumulated other comprehensive income	5	462
Deficit (Note 3)	(2)	(100)

	1,793	895

	$5,533	$4,007

Contingencies and commitments (Notes 10, 20 and 22)

(1)
Restated for adoption of CICA 3064, Goodwill and Intangible Assets, see Note 2.

On behalf of the Board:

/s/ David Davies DAVID DAVIES Chairman of the Audit Committee	/s/ Randy Woelfel RANDY WOELFEL Director

See accompanying Notes to Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CASH FLOW

			Year Ended Dec. 31
(millions of U.S. dollars)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008 Restated(1)	2007 Restated(1)
	Successor	Predecessor
OPERATING ACTIVITIES
Net (loss) income	$(2)	$(239)	$(40)	$348
Depreciation and amortization	131	130	261	237
Future income tax (recovery) expense (Note 17)	(13)	6	(119)	(57)
Other (gains) losses (Note 16)	(1)	(6)	2	(20)
Stock option expense (Note 13)	—	—	2	2
Unrealized (gain) loss on derivatives (Note 22)	(51)	(6)	87	(21)
Unrealized foreign exchange loss (gain)	86	45	(119)	—
Amortization on bond discounts	13	—	—	—
Non-cash restructuring charges (Note 15)	—	17	25	61

	163	(53)	99	550
Changes in non-cash working capital
Accounts receivable	(36)	(83)	281	(53)
Inventories	(142)	44	317	(232)
Accounts payable and accrued liabilities	25	(133)	(354)	176
Other current assets	—	(5)	(40)	(4)

	(153)	(177)	204	(113)
Changes in non-current assets and liabilities	(30)	(27)	(31)	(108)

Cash (used in) provided by operating activities	(20)	(257)	272	329
INVESTING ACTIVITIES
Capitalized interest	(1)	—	—	—
Proceeds on sales of assets, investments and other capital transactions	—	—	—	6
Property, plant and equipment additions	(60)	(41)	(166)	(156)
Turnaround costs, long-term investments and other assets	(18)	(9)	(44)	(42)
Acquisition of production rights	—	—	—	(30)

Cash used in investing activities	(79)	(50)	(210)	(222)
FINANCING ACTIVITIES
(Decrease) increase in current bank loans	—	(2)	(1)	2
(Decrease) increase in revolving debt	(736)	546	37	(4)
Long-term debt additions	704	201	1	1
Long-term debt repayments	(203)	(252)	(128)	(12)
Common shares issued (Note 3)	350	—	3	8
Options retired for cash (Note 13)	—	—	—	(6)
Common share dividends	—	(7)	(31)	(31)

Cash provided by (used in) financing activities	115	486	(119)	(42)
Increase (decrease) in cash due to exchange rates	1	(3)	13	—

Increase (decrease) in cash and cash equivalents	17	176	(44)	65
Cash and cash equivalents, beginning of period	250	74	118	53

Cash and cash equivalents, end of period	$267	$250	$74	$118

Cash tax payments, net of refunds	$(5)	$(28)	$47	$62
Cash interest payments	$62	$80	$190	$172

(1)
Restated for adoption of CICA 3064, Goodwill and Intangible Assets, see Note 2.

See accompanying Notes to Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

			Year Ended Dec. 31
(millions of U.S. dollars)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008 Restated(1)	2007 Restated(1)
	Successor	Predecessor
Common shares
Balance at beginning of period	$508	$508	$505	$497
Common shares issued	350	—	3	8
Push-down adjustment (Note 3)	(9)	—	—	—

Balance at end of period	$849	$508	$508	$505

Contributed surplus
Balance at beginning of period	$27	$25	$27	$25
Push-down adjustment (Note 3)	902	—	—	—
Forgiveness of IPIC fees/interest (Note 3)	12	—	—	—
Contribution of post-retirement plans to INEOS NOVA (Note 18)	—	—	(4)	—
Stock option compensation cost	—	—	2	2
Other	—	2	—

Balance at end of period	$941	$27	$25	$27

Deficit
Balance at beginning of period	(327)	$(100)	$(68)	$(380)
Net (loss) income	(2)	(239)	(40)	348
Push-down adjustment (Note 3)	327
Adoption of inventory full costing (Note 2)	—	—	39	—
Adoption of EIC-173 (Note 2)	—	12	—	—
Common share dividends	—	—	(31)	(31)
Stock options retired for cash	—	—	—	(5)

Balance at end of period	$(2)	$(327)	$(100)	$(68)

Accumulated other comprehensive income
Balance at beginning of period	$466	$462	$608	$378
Push-down adjustment (Note 3)	(466)	—	—	—
Other comprehensive income (loss):
Unrealized gain (loss) on translation of self-sustaining foreign operations	5	4	(147)	231
Unrealized gain (loss) on available-for-sale securities	—	—	1	(1)

Balance at end of period	$5	$466	$462	$608

Total shareholders' equity	$1,793	$674	$895	$1,072

Common shares(2)
Balance at beginning of period	83,160,889	83,160,889	83,054,528	82,561,272
Common shares issued—IPIC (Note 3)	58,333,333	—
Common shares issued for cash on exercise of stock options (Note 13)	—	—	105,197	357,683
Common shares issued as share appreciation rights on exercise of stock options (Note 13)	—	—	1,164	135,573

Balance at end of period	141,494,222	83,160,889	83,160,889	83,054,528

(1)
Restated for adoption of CICA 3064, Goodwill and Intangible Assets, see Note 2.

(2)
Unlimited number of authorized voting common shares without par value, non-voting first preferred shares and non-voting second preferred shares. Currently only common shares are issued and outstanding.

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in U.S. dollars, unless otherwise noted.

1.     BASIS OF PRESENTATION

  NOVA Chemicals is a corporation continued under the laws of the Business Corporations Act (New Brunswick). Where used in these financial statements, "NOVA Chemicals" or "the Corporation" or "the Company" means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures. Where reference is made to balances due to and from, and transactions with affiliate, "affiliate" means INEOS NOVA (see Note 7) and other joint ventures. These transactions arise from business conducted between NOVA Chemicals and INEOS NOVA and other joint ventures.

  These Consolidated Financial Statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 23, "United States Generally Accepted Accounting Principles" (U.S. GAAP).

  The Corporation reports its Consolidated Financial Statements in U.S. dollars. The Corporation used the Canadian dollar as its functional currency for its Canadian operations from inception of the Company to Sep. 30, 2008. Effective Oct. 1, 2008, NOVA Chemicals changed its functional currency to the U.S. dollar (see Note 2).

  The preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. Examples of significant estimates include the following: the estimated useful lives of assets; the recoverability of tangible and intangible assets; certain actuarial and economic assumptions used in determining defined benefit plan costs, accrued benefit obligations and pension plan assets; estimates of cash flows related to environmental site restoration and clean-up and the resulting asset retirement obligations; assumptions used in impairment calculations for property, plant and equipment and intangibles; estimates for the allowance for doubtful accounts; assumptions used in estimating the net realizable value of inventory; the estimated tax valuation allowance and tax reserve and assumptions used in determining the fair values of all identifiable assets and liabilities in connection the International Petroleum Investment Company (IPIC) acquisition described below and in Note 3. In determining the fair values for all identifiable assets and liabilities, management applied judgments in many areas for estimating cash flow from mid 2009 to 2015 and with respect to terminal values beyond that date. These judgments were made with data available on July 6, 2009—the acquisition date. Assumptions were made regarding product selling prices, feedstock costs, future supply/demand dynamics, inflation, discount rates, foreign exchange rates and others. The Company based these assumptions on its industry knowledge and Chemical Market Associates, Inc. data or other outside sources. In all cases, the Company believes the assumptions are fair and reasonable.

  On February 23, 2009, NOVA Chemicals entered into an Arrangement Agreement with IPIC providing for the acquisition by IPIC of all of NOVA Chemicals' outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals by way of a plan of arrangement (the Arrangement) under the Canada Business Corporations Act, and pursuant to the Arrangement, a wholly-owned subsidiary of IPIC acquired all of the issued and outstanding common shares of NOVA Chemicals for $6.00 per share in cash. On July 6, 2009, NOVA Chemicals was continued under the laws of the Business Corporations Act (New Brunswick) and its common shares were delisted from the New York Stock Exchange (NYSE) and Toronto Stock Exchange (TSX). The purchase price of the Arrangement, including assumption of NOVA Chemicals' net debt obligations, was approximately $2.8 billion. NOVA Chemicals elected to use push-down accounting under the Canadian Institute of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

1.     BASIS OF PRESENTATION (Continued)

  Chartered Accountants (CICA) 1625, Comprehensive Revaluation of Assets and Liabilities, which resulted in the Company's assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, NOVA Chemicals applied for the first time and prospectively, the principles of CICA 1582, Business Combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities have been adjusted to their respective fair values on July 6, 2009. Although NOVA Chemicals continues as the same legal entity after the IPIC acquisition, the accompanying consolidated balance sheets, statements of net (loss) income, changes in shareholders' equity and statements of comprehensive (loss) income are presented for two periods: Predecessor and Successor, which relate to the period preceding and succeeding completion of the IPIC acquisition. These separate periods are presented to reflect the new accounting basis established for NOVA Chemicals as of July 6, 2009, and highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial statements also reflects equity contributions from IPIC. See Note 3 for further disclosure of the IPIC acquisition.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CHANGES IN ACCOUNTING POLICIES

Description	Date of adoption	Impact
CANADIAN GAAP

Amendments to CICA 3862, Financial Instruments: Disclosures, requires enhanced disclosures for financial instruments including classification of fair value measurements and methods using a fair value hierarchy and, when a valuation technique is used, the assumptions used in determining fair value of each class of financial assets and liabilities. These amendments are to be applied prospectively.	Dec. 31, 2009	Disclosure only, see Note 22

Amendments to CICA 3855, Financial Instruments—Recognition and Measurement, provide criteria with regard to determining whether an embedded prepayment option is closely related to its host contract. Specifically the amendment provides that an option that compensates the lender for lost interest on reinvestment will be considered closely related to a debt host instrument. This amendment will further harmonize Canadian GAAP with International Financial and Reporting Standards (IFRS) and U.S. GAAP.	Oct. 1, 2009	NOVA Chemicals applied this amendment and determined that senior notes issued in October 2009 (See Note 10) do not contain embedded derivatives.

Scope amendments to CICA 1506, Accounting Changes, provide that this Section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity's primary basis of accounting.	Annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009	NOVA Chemicals' adoption of IFRS on Jan. 1, 2011 will not qualify as an accounting change under CICA 1506

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

Emerging Issues Committee (EIC) 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively with or without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract.	March 31, 2009
Resulted in a one-time credit to opening retained earnings on Jan. 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax). During the 2009 Predecessor period, the initial EIC 173 impact was reduced by $16 million ($11 million after-tax), and decreased an additional $9 million ($6 million after-tax) during the 2009 Successor period.

Amendments to CICA 1625, Comprehensive Revaluation of Assets and Liabilities, and CICA 3251, Equity, and new standards CICA 1582, Business Combinations, CICA 1601, Consolidated Financial Statements, and CICA 1602, Non-controlling Interests, provide guidance on business combinations and the methodology to be used in the accounting therefor, including the revaluation of assets and liabilities. As a result of the IPIC transaction, NOVA Chemicals early adopted these standards.	Jan. 1, 2009
See Note 3 for the impact of the IPIC acquisition under CICA 3251, CICA 1582 and CICA 1625; No material impact from CICA 1601 and CICA 1602; however this guidance may impact potential future business transactions

CICA 3064, Goodwill and Intangible Assets, replaced CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage, and CICA 1000, Financial Statement Concepts. The Standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The Standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	Jan. 1, 2009	See discussion on page F-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

EIC 172, Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income, provides the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in Other Comprehensive Income (OCI), should be recognized in income. This Abstract will also apply in other circumstances when an unrealized gain is recognized in OCI.	Sep. 30, 2008	No material impact

Amendments to CICA 3855, Financial Instruments—Recognition and Measurement, and CICA 3862, Financial Instruments—Disclosures, permits reclassification of financial assets in specified circumstances. The amendments are intended to ensure consistency of Canadian GAAP with IFRS and U.S. GAAP and allow entities to move financial assets out of categories that require fair value changes to be recognized in net income. These assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.	Effective for reclassifications made on or after July 1, 2008	No material impact

CICA 1535, Capital Disclosures, specifies disclosures of (1) information about the entity's objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.	Jan. 1, 2008	Disclosure only, see Note 22

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.	Jan. 1, 2008	No material impact

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new Standard is the Canadian equivalent to IFRS IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061—Property, Plant and Equipment, was amended to reflect this change).	Jan. 1, 2008	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)

NOVA Chemicals' inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning Jan. 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.

EIC 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855, Financial Instruments—Recognition and Measurement, to define or apply the term "routinely denominated in commercial transactions around the world" when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	Jan. 1, 2008	No material impact

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

CICA 3862, Financial Instruments—Disclosure, and CICA 3863, Financial Instruments—Presentation, replace CICA Section 3861, Financial Instruments—Disclosure and Presentation, and revises and enhances the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These Standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments and how these risks are managed. These Standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals chose to early adopt these Standards.	Dec. 31, 2007	Disclosure only

EIC 166, Accounting Policy for Transaction Costs, requires an entity to disclose the accounting policy for transaction costs for all financial assets and liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset or liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sept. 30, 2007. NOVA Chemicals' accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.	Sep. 30, 2007	No material impact

CICA 1506, Changes in Accounting Policies and Estimates and Errors, provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.	Jan. 1, 2007	No material impact

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

CICA 1530, Comprehensive Income, establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals' net income (loss) and OCI. OCI includes unrealized gains (losses) on available-for-sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of Comprehensive Income (Loss) are disclosed in the Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss).	Jan. 1, 2007	Disclosure only

CICA 3251, Equity, establishes rules for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity.	Jan. 1, 2007	Disclosure only

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

CICA 3855, Financial Instruments—Recognition and Measurement, is intended to harmonize Canadian GAAP, U.S. GAAP and IFRS and establishes standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous standards addressed disclosure and presentation matters only. All financial instruments are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. CICA 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in fair value of recognized derivatives are included in net income in the period in which they arise unless specific hedge accounting criteria are met. Also, it is NOVA Chemicals' policy that transaction costs related to all financial assets and liabilities be added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are expensed.	Jan. 1, 2007
Because the standard requires long-term debt to be measured at amortized cost, certain deferred debt discount and issuance costs that were previously reported as long-term assets on the Consolidated Balance Sheets were reclassified on a prospective basis and are now being reported as a reduction of the respective debt obligations ($17 million was reclassified as of Jan. 1, 2007). Also, certain investments in non-affiliated entities classified as available- for-sale are now measured at fair value. Previously, these investments were measured at cost. On Jan. 1, 2007, the impact of this change was not material.

CICA 3865, Hedges, replaces and expands AcG-13, Hedging Relationships, and the hedging guidance in CICA 1650, Foreign Currency Translation, and sets the standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. Also included in the Standard is the concept that the ineffective portion of an otherwise qualifying hedging relationship would be included in earnings of the period. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item.	Jan. 1, 2007
On Jan. 1, 2007, NOVA Chemicals has reclassified, on a prospective basis from various current and long-term liability accounts to Long- term debt on the Consolidated Balance Sheets, a deferred gain of $4 million which represented the remaining gain on settlement of a derivative instrument previously (under AcG-13) designated as a hedge.

  NOVA Chemicals adopted CICA 3064 on Jan. 1, 2009. Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064 were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively. The effect of the restatement at Dec. 31, 2006 was to decrease Other non-current assets by $37 million, decrease Future income tax liability by $12 million, increase Accumulated other comprehensive income (AOCI) by $1 million and increase the Deficit by $26 million. The after-tax impact to net income in 2008 and 2007 was $8 million and $1 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The following summarizes the impact of the adoption of CICA 3064 in the periods presented:

	As Previously Reported	Change in Accounting Policy	As Restated
Deficit at Dec. 31, 2006	$(354)	$(26)	$(380)
Net income for the year ended Dec. 31, 2007	347	1	348
Other changes during the year ended Dec. 31, 2007	(36)	—	(36)

Deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net loss for the year ended Dec. 31, 2008	(48)	8	(40)
Other changes during the year ended Dec. 31, 2008	8	—	8

Deficit at Dec. 31, 2008	$(83)	$(17)	$(100)

Other non-current assets at Dec. 31, 2008	$182	$(27)	$155

Future income taxes at Dec. 31, 2008	$385	$(8)	$377

Accumulated other comprehensive income (loss) at Dec. 31, 2008	$464	$(2)	$462

  CASH AND CASH EQUIVALENTS

  Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents and are recorded at cost, which approximates current market value.

  ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Trade accounts receivable are recorded at the invoiced amount and do not bear interest. NOVA Chemicals maintains an allowance for doubtful accounts for estimated losses on accounts that may become uncollectible. The allowance is based on the Corporation's historical percentage of uncollectible accounts, current delinquent customer accounts and management's assessment of the current business environment and its potential impact on the Corporation's customers. NOVA Chemicals considers a receivable delinquent if it is unpaid after the terms of the related invoice have expired. The allowance is evaluated quarterly based on a review of the aged receivables. Accounts receivable are written off to the allowance account at the time a customer receivable is known to be uncollectible or are written down to their estimated net realizable value if not collectible in full.

  FOREIGN CURRENCY TRANSLATION

  NOVA Chemicals' financial results are impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. Through Sep. 30, 2008, the Corporation's operations were considered self-sustaining and were translated into U.S. dollars using the current rate method. Resulting translation gains or losses were deferred in (AOCI) until there was a realized reduction of the net investment in the foreign operations. In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposures of all of its businesses and concluded that the currency exposures of its Canadian operations are predominately U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian operations using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian operations. The translated amounts on Sep. 30, 2008, became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI. The AOCI was subsequently eliminated due to the application of push-down accounting (see Note 3). See Note 22 for impacts of the change in functional currency.

  Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to Oct. 1, 2008, these transaction gains and losses were recorded in Feedstock and operating costs and Selling, general and administrative expenses in the Consolidated Statements of Income (Loss). After Oct. 1, 2008, these transaction gains and losses are recorded in Foreign exchange loss (gain) in the Consolidated Statements of Income (Loss).

  DERIVATIVE INSTRUMENTS

  The Corporation sells petrochemical products at prices denominated in various currencies; purchases energy commodities; invests in foreign operations; and issues short—and long-term debt, including amounts in foreign currencies. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices and interest rates. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate and stock price volatility risks. NOVA Chemicals enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individual relative and absolute figures for risk exposure depending on the counterparty's credit rating. The Company has not experienced any credit losses on derivatives during the three-year period ended Dec. 31, 2009. Negative fair value is also minimized by way of limit management. If the aggregate negative fair value is at or above the corporate market risk limit, the appropriate level of management must be immediately notified and an appropriate course of action is determined. These derivative instruments are not utilized for trading or speculative purposes.

  NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation periodically manages its exposure to fluctuations in Canadian and Euro dollar exchange rates by using forward exchange contracts.

  NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

  When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

  Equity forward contracts were used to manage exposures to fluctuations in the Corporation's stock-based compensation costs, as the costs of the plans varied with changes in the market price of the underlying common shares. At closing of the IPIC transaction, the stock-based compensation plans were terminated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Because the Corporation no longer has publicly traded common stock and the stock-based compensation plans have been terminated, the Corporation is no longer exposed to fluctuations in stock-based compensation costs.

  Changes in the fair value of derivative instruments are reported in income or OCI, depending on the use of the derivative and whether it is designated and qualifies for hedge accounting treatment under the provisions of CICA 3865, Hedges. Unrealized gains and losses on derivative instruments designated and qualifying as cash flow hedges are recorded in OCI to the extent the hedges are effective, until the underlying transactions are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss). To the extent effective, unrealized gains and losses on derivative and non-derivative instruments used as hedges of the Company's net investment in foreign operations are recorded in OCI. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

  Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss) in the same accounting period. Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked to market at the end of each accounting period with the results included in Feedstock and operating costs on the Consolidated Statements of Income (Loss).

  FINANCIAL INSTRUMENTS

  Financial assets and liabilities are recognized on the balance sheet when NOVA Chemicals becomes a party to a financial instrument. Financial instruments also include derivatives. Financial assets and liabilities are divided into the following categories:

  Held for trading financial assets and liabilities are measured at fair value and all gains (losses) are recognized in net income (loss) in the period in which they arise. Financial and non-financial derivative instruments are classified as held for trading and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale and usage requirements. Certain derivatives embedded in non-derivative contracts are also measured at fair value. This category includes Cash and cash equivalents and derivative instruments included in Accounts receivable, Other non-current assets, Accounts payable and long-term liabilities.

  Loans and receivables are financial assets with fixed or determinable payments, which are not quoted in an active market and are not derivatives, debt securities or financial assets designated as available-for-sale or held for trading upon initial recognition. Loans and receivables are initially valued at fair value and subsequently measured at amortized cost which approximates fair value. Included in this category are trade accounts receivable, advances receivable from affiliates and other receivables (all included in Accounts receivable), other assets included in Prepaid expenses and other assets and Restricted cash.

  Available-for-sale financial assets are non-derivative financial assets that are designated as available-for sale upon initial recognition, or that are not classified as loans and receivable, held-to-maturity investments or held for trading. Available-for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recognized in OCI and only are recognized in net income (loss) when the asset is disposed or to reflect an impairment. Available-for-sale financial assets are included in Prepaid expenses and other assets and Other non-current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Held-to-maturity investments consist of non-derivative financial assets with fixed or determinable payments and a fixed maturity that NOVA Chemicals has the positive intention and ability to hold to maturity and which do not fall under other categories listed above. These investments are initially recorded at fair value and subsequently measured at amortized cost. NOVA Chemicals has no financial assets that are included in this category.

  Other financial liabilities are initially valued at fair value and subsequently measured at amortized cost. This category includes trade accounts payable, other accounts payable and certain accrued liabilities included in Accounts payable and accrued liabilities, Bank loans (lines of credit), certain long-term liabilities included in Deferred credits and long-term liabilities and long-term debt.

  Transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held for trading, in which case the transaction costs are recognized immediately in net income (loss).

  INVENTORIES

  NOVA Chemicals carries inventories at the lower of cost or net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale. Cost is determined on a first-in, first-out (FIFO) basis. Beginning Jan. 1, 2008, the cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed and variable production overheads that are incurred in converting the materials into finished goods. Other costs may include non-production overheads or the costs of designing products for specific customers. Financing costs are not included in production costs. Prior to Jan. 1, 2008, there was no allocation of fixed production overhead to inventory.

  INVESTMENTS

  Investments in debt and marketable equity securities, including warrants, are classified as trading, available-for-sale or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income (loss). Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in OCI. Those classified as held-to-maturity are recorded at amortized cost. Investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. Investments are assessed annually for potential impairment.

  JOINT VENTURES

  NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under this method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro-rata share of the joint venture's assets, liabilities, revenues, expenses and cash flows.

  INTANGIBLE ASSETS

  Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets as a result of push-down accounting applied for the IPIC acquisition (see Note 3) is fair value as at the closing date of the acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  excluding capitalized development costs, are not capitalized and the expenditure is reflected in the consolidated income statement in the year in which the expenditure is incurred.

  The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life as follows:

Software	3 to 5 years
Contracts	6 to 20 years
Licenses and technology	10 to 20 years

  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. These are assessed for impairment whenever there is an indication that the intangible assets may be impaired. NOVA Chemicals has no intangible assets with indefinite useful lives.

  PROPERTY, PLANT AND EQUIPMENT (PP&E)

  NOVA Chemicals' PP&E primarily consists of land, buildings and manufacturing equipment for producing petrochemicals. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

  Net PP&E at Dec. 31, 2009, totaled approximately $4 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized would be measured as the amount by which the asset's carrying amount exceeds its fair value.

  The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. The Company uses reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

  In connection with the IPIC acquisition, NOVA Chemicals applied push-down accounting as described in Note 3, and the carrying value of PP&E was adjusted to its fair value of $3,602 million on July 6, 2009. Based on current assets values and expected future cash flows of all business units, NOVA Chemicals concluded that the carrying value of PP&E of the business units in all segments as of Dec. 31, 2009 was appropriate.

  DEPRECIATION

  Plant and equipment are depreciated on a straight-line basis over five to twenty years, and non-facility equipment is depreciated on a straight-line basis generally between three and twenty years, depending on the type of equipment. These rates are designed to write-off assets to their salvage values over their estimated useful lives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The Corporation periodically reviews the estimated useful lives of property, plant and equipment and makes adjustments when appropriate. During July 2009, NOVA Chemicals reassessed the remaining useful lives of its plants and equipment which resulted in increasing certain asset estimated useful lives for the Western Canada assets to twenty years and decreasing the Eastern Canada assets to ten years. This change was made after a thorough analysis by Company engineers familiar with the plant sites and management's assessment of economic utility. Total depreciation expense recorded during the third and fourth quarters of 2009 based on revalued property, plant and equipment and revised estimated useful lives was approximately $52 million lower than if original estimated useful lives were retained.

  LEASES

  Leases are classified as operating or capital depending upon the terms and conditions of the contracts. Leases that transfer substantially all the benefits and risks of ownership to the Corporation are accounted for as capital leases. Assets under capital leases are amortized on a straight-line basis over the period of expected use and are classified as PP&E. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest, and are classified as long-term debt.

  INCOME TAXES

  The liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  Periodically, future tax assets are evaluated as to the likelihood of their realization. In instances where it is not more likely than not that the future tax asset will be realized, a valuation allowance is recorded to reduce all or a portion of the future tax asset to its estimated realizable amount. Changes in the valuation allowance are recorded as a component of income tax expense or recovery.

  The Corporation maintains a reserve to provide for uncertain tax positions. A reserve is recorded in situations where it is probable that tax authorities could interpret the tax laws differently than the Corporation has. In these situations, the Corporation estimates the tax liability that would result if the Corporation's position is not sustained. This reserve is included in future income tax liabilities.

  ASSET RETIREMENT OBLIGATIONS

  An asset retirement obligation represents a legal obligation associated with the retirement of PP&E that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the PP&E and depreciated over its useful life. NOVA Chemicals' asset retirement obligations primarily are associated with closure of certain assets used in the chemicals manufacturing process.

  EMPLOYEE FUTURE BENEFITS

  Pension Plans.    NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

  The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as employees provide services. Adjustments arising from plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  amendments, as well as transitional pension assets or obligations, are amortized on a straight-line basis over the estimated average remaining service lifetime (EARSL). Adjustments arising from changes in assumptions and experience gains and losses are amortized over the EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. In the event that curtailments and settlements occur in the same period, curtailment accounting is performed before settlement accounting. For purposes of calculating the expected return on plan assets, pension assets are valued at fair value. Liabilities are measured at market discount rates that reflect the yield at the latest measurement date on a portfolio of high quality corporate bonds of similar duration as the Corporation's pension liabilities.

  The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with all plan agreements.

  Post-Retirement Benefits Other Than Pensions.    In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

  STOCK-BASED COMPENSATION

  At the closing of the IPIC transaction on July 6, 2009 (see Note 1), outstanding units of the stock-based compensation plans were cancelled by the Corporation and the restricted share units and deferred share units (see below) were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million. Prior to July 6, 2009, the Corporation used the fair-value based method of accounting for equity-settled, stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-based award. Amounts related to compensation costs were initially credited to contributed surplus and then transferred to common shares upon exercise of options or reinvested earnings (deficit) upon cancellation or retirement of options.

  The Corporation used the liability method of accounting for cash-settled, stock-based compensation awards granted to employees, such as equity appreciation and restricted stock units. Units granted were marked to market each period based on the value of NOVA Chemicals' common stock as reported on the Toronto or New York Stock Exchanges, as applicable. Changes in value were recorded in income (loss) over the service period or for vested units as such changes arise.

  DEFERRED SHARE UNIT PLANS

  Prior to the IPIC transaction (see Note 1), units issued under these plans were calculated based on annual management incentive awards or director fees. Before Oct. 1, 2008, the cost of the units earned was expensed as employees and directors provided services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals' common stock value were amortized on a straight-line basis over the EARSL of individuals participating in the plans. Beginning Oct. 1, 2008, units granted were marked to market each period based on the average value of NOVA Chemicals' common stock as reported on the Toronto or New York Stock Exchanges, as applicable, for the last five trading days prior to the end of the period. Changes in the market value of the units were recorded in income (loss) each period and resulted in $16 million before-tax ($13 million after-tax) income in the fourth quarter of 2008. The prior periods were not restated as the amount was deemed to be immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  SECURITIZATIONS

  Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchasers. Transactions recorded in this manner result in the removal of the sold assets from the Corporation's balance sheet. The difference between the proceeds on the sale and the book value of the receivables sold is recorded as interest expense.

  REVENUE RECOGNITION

  The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement; title and risk of loss has been transferred; and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

  RESEARCH AND DEVELOPMENT

  Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an asset when NOVA Chemicals can demonstrate:

  •
  the technical feasibility of completing the asset so that it will be available for use;

  •
  its intention to complete and its ability to use or sell the asset;

  •
  how the asset will generate future economic benefits;

  •
  the availability of resources to complete the asset; and

  •
  the ability to measure reliably the expenditure during development

  Following the initial recognition of development expenditures as an asset, the asset is typically included within PP&E at cost less any accumulated depreciation and impairment losses. Depreciation of the asset begins when development is complete and the asset is available for use and is depreciated over the period of expected future benefit.

  INVESTMENT TAX CREDITS

  The Corporation accounts for investment tax credits using the cost-reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of income (loss) for the period.

  COMPARATIVE FIGURES

  Certain comparative figures have been reclassified to conform to the current year's presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     IPIC ACQUISITION

  As discussed in Note 1, on July 6, 2009, IPIC acquired 100% of NOVA Chemicals outstanding common shares for consideration of $6.00 per share. NOVA Chemicals elected to use push-down accounting under CICA 1625, Comprehensive Revaluation of Assets and Liabilities and as a result, these consolidated financial statements have been prepared to reflect the purchase price adjustments arising from this transaction. The IPIC acquisition has been accounted for in accordance with CICA 1582. The effects of these adjustments on each of the Company's major classes of assets, liabilities and shareholders' equity accounts are as follows:

(millions of dollars)	July 6, 2009 before push-down adjustment	Push-down adjustments		IPIC additional equity contribution		July 6, 2009 adjusted
Assets
Current assets
Cash and cash equivalents	$250	$—		$—		$250
Accounts receivable	316	—		—		316
Inventories	486	(2)	(a)	—		484
Prepaid expenses and other assets	37	—		—		37
Future income taxes	19	(19)	(a)	—		—

	1,108	(21)		—		1,087
Intangibles	—	510	(a)	—		510
Other non-current assets	180	(84)	(a)	—		96
Future income taxes	64	(4)	(a)	—		60
Property, plant and equipment, net	2,714	888	(a)	—		3,602

	$4,066	$1,289		$—		$5,355

Liabilities and Shareholders' Equity
Current liabilities
Bank loans	$1	$—		$—		$1
Accounts payable and accrued liabilities	657	11	(a)	(17)	(c)	651
Future income taxes	1	12	(a)	—		13
Long-term debt due within one year	980	—		(350)	(c)	630

	1,639	23		(367)		1,295
Long-term debt	1,129	(106)	(a)	—		1,023
Future income taxes	336	464	(a)	5	(c)	805
Deferred credits and long-term liabilities	288	154	(a)	—		442

	3,392	535		(362)		3,565
Shareholders' equity
Common shares	508	(9)	(b)	350	(c)	849
Contributed surplus	27	902	(b)	12	(c)	941
Accumulated other comprehensive income	466	(466)	(b)	—		—

Deficit	(327)	327	(b)	—		—

	674	754		362		1,790

	$4,066	$1,289		$—		$5,355

  (a)
  The revaluation adjustment arising from the application of push-down accounting based on the fair value of NOVA Chemicals assets and liabilities is classified to Contributed surplus. Future income taxes have been recorded based on the statutory tax rate of the various tax jurisdictions to which the fair value adjustments are attributable. Tax rates range between 10% and 39% and valuation allowances are applied as necessary. The tax bases of the Company's assets and liabilities did not change as a result of the IPIC acquisition or the application of push-down accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     IPIC ACQUISITION (Continued)

  (b)
  Reclassification of previously issued common shares, retained earnings and accumulated other comprehensive income on application of push-down accounting. NOVA Chemicals removed the balance in common shares of $508 million as of July 6, 2009, before push-down adjustments, and recorded the cash paid by IPIC to acquire all of NOVA Chemicals issued and outstanding common shares for $499 million. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of NOVA Chemicals identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

  (c)
  IPIC converted $350 million of interim debt financing to common shares at closing of the acquisition. Related accrued interest and fees totaling $17 million ($12 million after-tax) on the interim debt financing were forgiven by IPIC and reclassified to Contributed surplus.

  The total purchase consideration given by IPIC to effect the transaction was approximately $2.8 billion, including the fair value of liabilities assumed. The following summarizes the allocation of the Company's enterprise fair value to the assets acquired and liabilities assumed. The $929 million excess of the acquisition date fair value of the Company's identifiable assets and liabilities over the total purchase consideration is recorded by the Company as a component of Contributed surplus. The only payment by IPIC was in respect of cash consideration for equity share capital in the Company.

(millions of dollars)
Share price—$/share	$6
Shares outstanding—millions	83.2

$499
Cash	(250)
Long-term debt	2,003
Other liabilities	519

Total purchase price	$2,771

(millions of USD)	Fair Value Adjusted Amounts
Current assets	$1,087
Intangibles	510
Other non-current assets	96
Future income taxes	60
Property, plant and equipment	3,602

Total assets acquired by IPIC	$5,355
Current liabilities	(669)
Long-term debt	(2,003)
Future income taxes	(813)
Unfavorable supply contracts	(12)
Other long-term liabilities	(430)

Total liabilities assumed	$(3,927)

Net assets acquired by IPIC	$1,428
Cash paid	(499)

IPIC bargain purchase	$929

  During the fourth quarter of 2009, NOVA Chemicals adjusted its third quarter 2009 provisional valuation. As a result the fair value assigned to certain assets and liabilities including inventory, intangible assets,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     IPIC ACQUISITION (Continued)

  property, plant and equipment, future income taxes and certain long-term liabilities were adjusted. This also changed the allocations of purchase price and changed the bargain purchase from $906 million at Sep. 30, 2009 to $929 million at Dec. 31, 2009. The impact of adjustments made during the fourth quarter of 2009 had no material effect on net income (loss) previously reported.

  Due to the unique circumstances specific to the Corporation's liquidity (as discussed throughout the 2009 MD&A and these Consolidated Financial Statements), a significant drop in commodity prices during the fourth quarter of 2008 and a coincidental global credit crisis, IPIC acquired NOVA Chemicals at a bargain purchase. When coming to this conclusion NOVA Chemicals considered comparative markers such as analysis prepared by IPIC's advisors during the transaction negotiations, the Corporation's share price and enterprise value over the past several years, share price rebounds (from the announcement of the acquisition in February to the closing date in July and later) of the Corporation's competitor group which NOVA Chemicals used as the market participant group for purposes of the valuation, estimated EBITDA multiples of the market participant group and comparable M&A transactions. NOVA Chemicals prepared a discounted cash flow analysis to determine the Corporation's enterprise value and the fair value of equity. In the analysis, NOVA Chemicals estimated the cash flows for the Corporation for the period July 2009 through 2015 and determined a terminal value. The estimates of future cash flows were based on third party and NOVA Chemicals forecasts of future feedstock and product prices, operations, economic conditions and competitive environment. The terminal value was estimated using average estimated cash flows over a business cycle and a perpetuity growth assumption. A sensitivity analysis of significant estimates and key assumptions was also performed. The discount rates used in the analysis were based on the market participants' weighted average cost of capital. All of these comparative markers were considered indicators of fair value and used to substantiate that IPIC acquired NOVA Chemicals at a price significantly below fair value, therefore resulting in a bargain purchase. The discounted cash flow analysis of NOVA Chemicals' future operational expectations was also used to establish the fair value of the Corporation's assets and working capital items and the fair value of all other balance sheet accounts was assessed individually. The most significant of the other balance sheet accounts were long-term debt, deferred gains, pension assets and liabilities and future taxes, each of which is discussed below. As required by Canadian GAAP, before recognizing the bargain purchase, NOVA Chemicals reassessed that all assets acquired and liabilities assumed by IPIC were correctly identified and properly measured. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of NOVA Chemicals identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

  Acquired trade receivables

  The fair value of trade receivables acquired by IPIC on July 6, 2009 is $316 million ($332—gross contractual amounts receivable, less $16 million estimated contractual cash flows not expected to be collected).

  Intangible assets

  A thorough review of the Corporation's business was conducted in order to identify any intangible assets. Included in the process to identify intangible assets was an examination of the Corporation's public disclosure (2008 Annual Report, 2008 Annual Information Form, press releases, external website, investor relations presentations, etc.), a review of documents (purchase contracts, sales contracts, customer base, patents, trademarks, licenses, lease agreements, etc.), a review of the Corporation's internal website and discussions with the Corporation's management. Potential intangible assets from lists compiled in CICA 1582, CICA 3064 and other accounting authorities were also considered. NOVA Chemicals had no

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     IPIC ACQUISITION (Continued)

  intangible assets on its balance sheet prior to the acquisition. Intangible assets that were determined to have a value that was immaterial were excluded.

  The amount recognized for any identified intangible assets was determined by considering a variety of valuation approaches including market, income and cost approaches. The approach, in management's judgment, that was most appropriate to determine the value of the intangible asset was utilized.

  NOVA Chemicals identified intangible assets of $510 million which consisted of licenses and technology of $117 million, contracts of $376 million and software of $17 million. All identified intangible assets were determined by management to have finite lives and include licenses and technology with estimated remaining useful lives ranging from 10 to 20 years; contracts with estimated remaining useful lives ranging from 6 to 20 years; and software with estimated remaining useful lives ranging from 3 to 5 years. None of the identified intangible assets are expected to have a residual value at the end of their respective useful lives and are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the Successor period ended Dec. 31, 2009 was $17 million.

  Unfavorable third-party contracts

  An unfavorable third party sales contract of $12 million was recorded at fair value and is being amortized on a straight-line basis over the remaining contract term of 10 years. Amortization for the Successor period ended Dec. 31, 2009 was $1 million and is included in revenue.

  Property, plant and equipment

  Property, plant and equipment was valued at depreciated replacement cost or when lower, the discounted cash flow value, and accumulated depreciation was reset to zero. Property, plant and equipment is being amortized on a straight-line basis over the following estimated useful lives:

Land	Indefinite life
Plant and equipment	5 - 20 years
Non-facility equipment	3 - 20 years

  Depreciation expense for the Successor period ended December 31, 2009 was $110 million.

  Pension plans

  In accordance with push-down accounting requirements, accrued pension benefit assets and obligations were calculated using best estimate assumptions and all plan assets were valued at fair value. Any previously existing unamortized net actuarial gain (loss), unamortized past service cost, unamortized transitional obligation or unamortized transitional asset were eliminated, resulting in the accrued benefit asset or liability being the difference between the accrued benefit obligation and the fair value of plan assets. The net adjustment that was required is as follows:

Balance sheet line item	Push-down adjustment increase (decrease)
Other non-current assets	$(65)
Accounts payable and accrued liabilities	7
Deferred credits and long-term liabilities	212

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     IPIC ACQUISITION (Continued)

  Deferred taxes

  Deferred taxes have been recorded based on the statutory tax rate of the various tax jurisdictions to which the fair value adjustments are attributable.

  Deferred gains

  Deferred gains represent amounts realized on the sale of certain investments and other long-term assets that were being amortized as adjustments to Feedstock and operating costs. IPIC has not assumed any obligation at the close of the acquisition with respect to the deferred gain balances. Therefore they were removed from the balance sheet on July 6, 2009. The net adjustment that was required is as follows:

Balance sheet line item	Push-down adjustment increase (decrease)
Accounts payable and accrued liabilities	$(2)
Deferred credits and long-term liabilities	(70)

$(72)

  Long-term debt

  NOVA Chemicals senior notes were valued based on market prices on July 6, 2009. The fair value adjustments for all other long-term debt were not material. The Company also removed all long-term debt transaction costs which were included in both Other non-current assets and Long-term debt on the consolidated balance sheet. The discount recorded at July 6, 2009, is being accreted using the effective interest rate method and resulted in a charge to interest expense of $13 million in the Successor period.

4.     ACCOUNTS RECEIVABLE

December 31 (millions of dollars)	2009	2008
Trade(1)	$130	$125
Affiliate trade(1)	18	13

	148	138
Allowance for doubtful accounts(1)	(11)	(14)

	137	124
Trade accruals(1)	71	79
Recoverable taxes	15	14
Fair value of commodity-based derivatives(2)	6	—
Other(1)(3)	90	2

	319	219
Income taxes receivable	51	71

	$370	$290

  (1)
  Classified as loans and receivables. See Note 22.

  (2)
  Classified as held-for-trading. See Note 22.

  (3)
  2009 includes a short-term note receivable of $86 million due from the special purpose entity associated with one of NOVA Chemicals accounts receivable securitization programs, see below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     ACCOUNTS RECEIVABLE (Continued)

  ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

  NOVA Chemicals

  The Corporation sells interests in certain trade accounts receivable pursuant to revolving securitization transactions in which the Corporation retains servicing responsibilities. The receivables are sold at a discount approximating the purchaser's financing cost of issuing commercial paper backed by the accounts receivable. The Corporation pays a fee on this same basis, plus a margin. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As the purchaser receives collections on the previously sold interests, new accounts receivable are sold by the Corporation to a maximum amount equal to the lesser of eligible receivables or the maximum amount of the programs which was $130 million at Dec. 31, 2009 (2008—$300 million, 2007—$350 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates and other non-cash reductions). On Feb. 13, 2009, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration date was changed to February 2010. During the second quarter of 2009, the maximum amount of the programs were again reduced from $190 million to $130 million.

  In February 2010, the Corporation entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace the prior programs before they expired. The new programs expire in February 2012 and each allow for a maximum funding of $100 million. The programs in existence at Dec. 31, 2009 are governed by the same financial covenants as the total return swap and the new programs entered into in February 2010 are governed by the same financial covenants as the senior secured revolving credit facility (see Note 10).

  Information regarding the Corporation's securitization programs is as follows:

December 31 (millions of dollars, unless otherwise noted)	2009	2008	2007
Amount sold at end of year	$122	$175	$264
Loss, dilution and other reserves (as a % of eligible accounts receivable)	35%	22%	23%
Interest expense, net of servicing fees	$7	$10	$20

  One of the Corporation's securitization programs involves the use of a special purpose entity (SPE). In that program, the Corporation sells certain trade accounts receivable to the SPE, which then sells interests in such receivables to a purchaser. The SPE is legally separate from the Corporation. The assets of the SPE (including the receivables transferred to it) are not available to creditors of the Corporation, and the transferred receivables are legally not an asset of the Corporation.

  Information regarding the cash flows between the Corporation and the SPE are as follows:

December 31 (millions of dollars)	2009	2008	2007
Proceeds from (repayment of) new securitizations	$(21)	$(44)	$(23)
Proceeds from collections reinvested in revolving period securitizations(1)	$671	$1,809	$1,800
Servicing fees received(2)	$1	$2	$2
Other cash flows received(3)	$661	$538	$598

  (1)
  Collections received by the SPE on accounts receivable previously sold are used by the SPE to purchase interests in new accounts receivable.

  (2)
  Servicing fees are considered to be immaterial on an annual basis and as such are recorded as received.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     ACCOUNTS RECEIVABLE (Continued)

  (3)
  Sales proceeds from trade receivables that are ineligible under the terms of the banks securitization agreement due to items such as age.

  INEOS NOVA JOINT VENTURE (NORTH AMERICA)

  INEOS NOVA entered into a $150 million accounts receivable securitization program in North America during the third quarter of 2008 which will expire in July 2010. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in NOVA Chemicals' Consolidated Financial Statements.

  Information regarding NOVA Chemicals' share of INEOS NOVA's North American securitization program is as follows:

December 31 (millions of dollars)	2009	2008
Amount sold at end of year	$31	$27
Interest expense	$1	$1

  INEOS NOVA JOINT VENTURE (EUROPE)

  In 2006, the INEOS NOVA joint venture (formerly NOVA Innovene) entered into an accounts receivable securitization program for the sale of its European trade receivables to a maximum of 120 million Euros. On Nov. 21, 2009, the program was amended to decrease the maximum program funding to 100 million Euros. This program expires in November 2011. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in NOVA Chemicals' Consolidated Financial Statements.

  Information regarding NOVA Chemicals' share of INEOS NOVA's European securitization program is as follows:

December 31 (millions of euros)	2009	2008	2007
Amount sold at end of year	€24	€25	€37
Interest expense	€1	€3	€5

  As of Dec. 31, 2009, 2008 and 2007, INEOS NOVA was in compliance with its securitization programs' covenants.

5.     INVENTORIES

December 31 (millions of dollars)	2009	2008
Materials and supplies	$34	$45
Raw materials	321	218
Finished goods	267	266

	$622	$529

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

5.     INVENTORIES (Continued)

Year ended December 31 (millions of dollars)	2009	2008
Cost of inventories included in Feedstock and operating costs and Depreciation and amortization(1)	$3,325	$6,754

  (1)
  Refer to accounting policy on Inventories in Note 2.

  In 2008, there were significant decreases in the prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at NOVA Chemicals' Corunna facility. As a result, Corunna's commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory were written down to their estimated net realizable values, and a charge of $129 million was recorded in Feedstock and operating costs in 2008.

6.     INTANGIBLES

December 31 (millions of dollars)	2009	2008
Software	$17	$—
Contracts	376	—
Licenses and technology	117	—

	510	—
Accumulated amortization	(17)	—

	$493	$—

7.     OTHER NON-CURRENT ASSETS

December 31 (millions of dollars)	2009	2008(1)
Investments(2)	$28	$26
Advances receivable from affiliate(3)(4)	34	57
Other assets(5)	39	72

	$101	$155

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  (2)
  Includes an investment of $15 million (2008—$15 million) in an affiliated special purpose entity with respect to the accounts receivable securitization program described in Note 4. Also includes a $12 million (2008—$11 million) investment in sEnergy, classified as available-for-sale securities with no published market price and recorded at cost and other miscellaneous investments classified as available-for-sale securities with no published market price and recorded at cost. In 2008, an impairment charge of $5 million was charged to Restructuring (see Note 15) for the investment in common shares of Envirokare Tech Inc.

  (3)
  2009 and 2008 includes $29 million and $43 million, respectively, of unsecured notes receivable, bearing interest at 4.5% per annum. $5 million (2008—$5 million) of the advance is subordinated to certain notes receivable.

  (4)
  Classified as loans and receivables. See Note 22.

  (5)
  See schedule of other assets below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

7.     OTHER NON-CURRENT ASSETS (Continued)

  OTHER ASSETS

  Other assets are comprised of the following:

December 31 (millions of dollars)	2009	2008(1)
Note receivable(2)(3)	13	13
Fair value of commodity-based derivatives(4)	12	—
Other assets and deferred costs(1)	9	4
Pension asset (Note 3 and 18)	5	55

	$39	$72

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  (2)
  Note receivable in connection with the sale of the Chesapeake, Virginia, facility in 2007. The note bears interest at 8.75%, requires a balloon payment in November 2012 and is secured by the Chesapeake, Virginia, facility.

  (3)
  Classified as loans and receivables. See Note 22.

  (4)
  Classified as held-for-trading. See Note 22.

  JOINT VENTURES

  On Oct. 1, 2005, the Corporation contributed its European styrenic polymer assets, comprised of manufacturing facilities, accounts receivable and inventory, to the NOVA Innovene joint venture with Innovene (now INEOS) in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals' contributed plants and INEOS' contributed plants. NOVA Chemicals accounted for its contribution to the joint venture as an exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar productive assets of INEOS. Consequently, the exchange was recorded at the carrying value of the assets given up, with no gain or loss recognized.

  On Oct. 1, 2007, NOVA Chemicals' expanded its existing 50:50 European joint venture with INEOS (renamed INEOS NOVA joint venture), to include NOVA Chemicals' STYRENIX assets and other North American styrenic polymer assets and INEOS' North American styrene monomer and styrenic polymer assets. The Corporation contributed its STYRENIX property, plant and equipment with a book value of $250 million and other North American styrenic polymer assets and working capital with a book value of $150 million to the joint venture in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals' contributed plants and INEOS' contributed plants. The exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar assets of INEOS was recorded at the carrying value of the assets given up, with no gain or loss recognized.

  In addition, NOVA Chemicals and INEOS have agreed that either party is entitled to exercise a put of all, but not less than all, of such party's interest in the joint venture to the other party or a call for all, but not less than all, of the other party's interest in the joint venture. If either party exercises this put/call option, the other party has the right to present the exercising party with a reverse put or call, as applicable, on identical terms and the exercising party shall be deemed to accept such reverse put or call. If the put/call option is exercised, NOVA Chemicals may be required to acquire INEOS' 50% ownership interest in the joint venture. Alternatively, NOVA Chemicals could be required to sell its interest in the joint venture to INEOS. As of the date of these consolidated financial statements, this put/call option has not been exercised by either party.

  Prior to the expansion of the INEOS NOVA joint venture, NOVA Chemicals sold to the European joint venture 50% of its styrene monomer requirements and certain styrenic polymer products for distribution in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

7.     OTHER NON-CURRENT ASSETS (Continued)

  Europe. During 2007, NOVA Chemicals recognized revenues of $207 million from the sale of these products to the European joint venture.

  Subsequent to expanding the INEOS NOVA joint venture, NOVA Chemicals sells benzene and ethylene to the joint venture for use in manufacturing styrene monomer. During 2009, 2008 and 2007, NOVA Chemicals recognized revenues of $137 million, $328 million and $76 million, respectively, from the sale of these products to the joint venture.

  NOVA Chemicals has provided a guarantee of $25 million to a financial institution to secure various obligations of the INEOS NOVA joint venture.

  In 2006, the Corporation formed a 50:50 joint venture with Dietrich Metal Framing (a Worthington Industries company) called Accelerated Building Technologies, LLC (ABT). This business develops and manufactures durable, energy-saving composite construction products and systems using NOVA Chemicals' expandable polystyrene (EPS) technology and steel. Each party contributed cash and/or equipment of $1 million to form the joint venture. During 2009, NOVA Chemicals acquired Dietrich's 50% interest in ABT for minimal consideration.

  On Oct. 1, 2005, the Corporation and Grupo IDESA formed a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture produces EPS from an existing Grupo IDESA facility for construction and packaging applications in the growing Mexican market. It also produces applications such as insulating concrete forms (ICFs) and distributes INEOS NOVA's solid polystyrene in Mexico.

  In addition to its interests in recently formed joint ventures, NOVA Chemicals owns a 50% interest in the Joffre E3 ethylene plant and a 20% interest in a cogeneration facility located at Joffre, Alberta. These are accounted for as joint assets. On July 1, 2009, NOVA Chemicals disposed of its interest in LRM Industries, LLC (a 50:50 joint venture with Envirokare Composite Corp., a subsidiary of Envirokare Tech Inc.) and recognized a gain of $6 million.

  On April 28, 2008, NOVA Chemicals signed a letter of intent with Reliance Industries Limited to form a building and construction joint venture. The proposed new joint venture plans to leverage NOVA Chemicals' green building and construction technology to design, engineer and build a range of high-efficiency structures for the Indian sub-continent. Due to the worldwide financial crisis and economic downturn in late 2008 followed by the change of ownership of NOVA Chemicals in 2009, the proposed joint venture was put on hold. NOVA Chemicals' new owner, IPIC, has reviewed the proposed joint venture and has determined that negotiations should continue with Reliance Industries Limited with the goal of entering into definitive joint venture agreements in 2010. Through Dec. 31, 2009, NOVA Chemicals has contributed $8 million to the proposed joint venture.

  The following is summarized financial information for NOVA Chemicals' interests in its joint ventures (both jointly controlled assets and jointly controlled entities):

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan 1.–July 5, 2009
(millions of dollars)			2008(1)	2007(1)
	Successor	Predecessor
Revenue	$779	$644	$2,393	$1,480
Operating expenses, depreciation and income taxes	(742)	(614)	(2,387)	(1,430)

Net income	$37	$30	$6	$50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

7.     OTHER NON-CURRENT ASSETS (Continued)

December 31 (millions of dollars)	2009	2008(1)
Current assets	$283	$262
Plant, property and equipment and other assets	903	717
Current liabilities	(166)	(138)
Long-term liabilities	(125)	(151)

Venturers' equity	$895	$690

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Cash inflows (outflows) from:
Operating activities	$10	$(13)	$150	$139
Financing activities	$(1)	$—	$(8)	$(8)
Investing activities	$17	$(12)	$(22)	$(48)

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  The following is summarized financial information for NOVA Chemicals' interests in jointly controlled entities.

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008(1)	2007(1)
	Successor	Predecessor
Revenue	$624	$526	$1,874	$1,032
Operating expenses, depreciation and income taxes	(628)	(514)	(1,998)	(1,095)

Net income	$(4)	$12	$(124)	$(63)

December 31 (millions of dollars)	2009	2008(1)
Current assets	$242	$228
Plant, property and equipment and other assets	38	314
Current liabilities	(138)	(110)
Long-term liabilities	(106)	(134)

Venturers' equity	$36	$298

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

7.     OTHER NON-CURRENT ASSETS (Continued)

  The primary reason for the change in the assets and liabilities is a result of push-down accounting. (see Note 3)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Cash inflows (outflows) from:
Operating activities	$5	$(14)	$(11)	$74
Financing activities	$—	$—	$—	$—
Investing activities	$21	$(9)	$(21)	$(47)

  (1)
  Restated for adoption of CICA 3064, see Note 2.

8.     PROPERTY, PLANT AND EQUIPMENT

December 31 (millions of dollars)	2009(1)	2008(1)
	Successor	Predecessor
Plant and equipment	$3,528	$6,317
Assets under capital lease	6	19
Land	49	25
Assets under construction(2)	98	192

	3,681	6,553
Accumulated depreciation(3)	(111)	(3,745)

	$3,570	$2,808

  (1)
  See Note 10 for discussion of the collateral provided under the revolving credit facility.

  (2)
  Assets under construction are not depreciated until they are available for commercial production.

  (3)
  Accumulated depreciation for plant and equipment at Dec. 31, 2009, was $111 million (Dec. 31, 2008—$3,736 million). Accumulated depreciation for assets under capital lease at Dec. 31, 2009, was $0 million (Dec. 31, 2008—$9 million).

  In connection with push-down accounting for the IPIC acquisition (see Note 3), PP&E was valued at depreciated replacement cost or when lower, the discounted cash flow value and accumulated depreciation was reset to zero. Property, plant and equipment is being amortized on a straight-line basis over the following estimated useful lives:

Land	Indefinite life
Plant and equipment	5 - 20 years
Non-facility equipment	3 - 20 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

9.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31 (millions of dollars)	2009	2008
Accounts payable
Trade(1)	$442	$397
Accrued taxes	4	7
Other(1)	50	18

	496	422

Accrued liabilities
Interest(1)	32	24
Pension and post-retirement benefit obligations (Note 18)	16	40
Income taxes payable	7	7
Accrued mark-to-market liability on equity derivative(2)	—	118
Fair value of commodity-based derivatives(2)(3)	—	12
Dividends(1)	—	7
Advances and notes due to affiliate(1)	—	6
Deferred share unit plan obligations (Note 14)	—	3
Deferred gain on sale of asset	—	2
Restricted stock unit plan obligations (Note 13)	—	1
Notes payable(1)	—	1
Trade accruals and other accrued liabilities(1)	127	138

	182	359

	$678	$781

  (1)
  Classified as other financial liabilities. See Note 22.

  (2)
  Classified as held-for-trading. See Note 22.

  (3)
  Balance at Dec. 31, 2008 is net of a $5 million margin call.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT

		2009		2008
December 31 (millions of dollars, unless otherwise noted)	Maturity	Amount	Weighted- average year-end interest rate	Amount	Weighted- average year-end interest rate
Revolving credit facilities(1)	2010 - 2013	$—	—	$143	3.7%
Unsecured debentures and notes(1)(2)	2012 - 2025	1,709	6.9%	1,104	6.6%
Medium-term notes(1)		—	—	250	7.4%
Preferred shares(1)	2010	75	5.2%	126	3.9%
Other unsecured debt(3)	2010 - 2020	40	4.6%	34	5.7%
Transaction costs and other(4)		—	—	(7)	—

		1,824		1,650
Less amounts due within one year		(312)		(380)

		$1,512		$1,270

  (1)
  Classified as other financial liabilities (excluding obligations under capital leases 2009—$13 million and 2008—$16 million). See Note 22.

  (2)
  On July 6, 2009, in connection with push-down accounting for the IPIC acquisition (See Note 3), these notes were recorded at their then market prices. The related discounts recorded on July 6, 2009 are being accreted using the effective interest rate method.

  (3)
  Composed primarily of non-recourse joint venture secured debt (2009—$17 million and 2008—$17 million), whereby security is limited to NOVA Chemicals' net investment in the Joffre co-generation joint venture, obligations under capital leases (2009—$13 million at 2.48% and 2008—$16 million at 2.69%) and the Advanced Manufacturing Investment Strategy Loan for Cdn $10 million drawn in November 2009 with a maturity date of Dec. 1, 2019 (2009—$10 million). The non-recourse joint venture debt and the Advanced Manufacturing Investment Strategy Loan are classified as other financial liabilities. See Note 22.

  (4)
  Through July 5, 2009, certain deferred debt discount and issuance costs and deferred gains on interest swaps were reclassified as of Jan. 1, 2007, on a prospective basis in accordance with CICA Section 3855. See Note 2. These transaction costs were removed from the consolidated balance sheet on July 6, 2009, in connection with push-down accounting for the IPIC acquisition (see Note 3). At Dec. 31, 2009, all issuance costs and debt discounts have been included in the corresponding long-term debt balance and are being accreted using the effective interest rate method.

  UNSECURED DEBENTURES AND NOTES

  The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  Terms of the outstanding unsecured debentures and notes are as follows:

December 31 (millions of dollars, unless otherwise noted)	Face amount	Stated interest rate
			2009	2008
Maturity
2010(1)	$239	7.85%	$234	$204
2012(2)	$400	6.5%	378	400
2013(2)	$400	Floating(3)	342	400
2016(2)	$350	8.375%	340	—
2019(2)	$350	8.625%	339	—
2025(2)	$100	7.875%	76	100

			$1,709	$1,104

  (1)
  $250 million Canadian dollars, callable at the option of the Corporation at any time.

  (2)
  Callable at the option of the Corporation at any time.

  (3)
  LIBOR + 3.125%; 3.60% at Dec. 31, 2009 (5.725% at Dec. 31, 2008).

  On Oct. 16, 2009, the Corporation issued $350 million of 8.375% senior notes due 2016 at an issue price of 99.34%, and $350 million of 8.625% senior notes due 2019 at an issue price of 99.168%. The 2016 and 2019 senior notes have an effective yield to maturity of 8.5% and 8.75%, respectively.

  REVOLVING CREDIT FACILITIES

  As of Dec. 31, 2008, the Corporation had five revolving credit facilities aggregating $683 million and had utilized $183 million of the facilities, of which $40 million was in the form of letters of credit. The amounts and expiration dates of these facilities were as follows:

•
$68 million on Mar. 15, 2009;

•
$65 million on Mar. 20, 2010;

•
$350 million on June 30, 2010;

•
$100 million on Mar. 20, 2011; and

•
$100 million ($30 million on Mar. 20, 2010, $30 million on Sep. 20, 2011 and $40 million on Sep. 20, 2013).

  On Jan. 28, 2009, the $68 million facility was reduced to $33 million and on Mar. 15, 2009, this facility expired. On Feb. 22, 2009, the Corporation secured a $150 million facility with Export Development Canada and a syndicate of three Canadian banks (EDC Facility) that was to expire on June 30, 2010. During the second quarter of 2009 all remaining revolving credit facilities were amended to shorten their maturity dates to March 2010.

  In connection with the Arrangement Agreement, IPIC provided the Corporation a $250 million unsecured backstop credit facility (the Backstop Facility). The Backstop Facility could only be used as a single draw to assist the Corporation in repaying the $250 million, 7.4% notes due on Apr. 1, 2009. On Mar. 31, 2009, $150 million was drawn on the Backstop Facility to repay the 7.4% notes due on Apr. 1, 2009. The amount drawn on the Backstop Facility and all related interest and fees were to be payable upon maturity of the Backstop Facility on June 30, 2010 or other termination of the Backstop Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  On July 3, 2009, IPIC provided NOVA Chemicals with an additional $200 million credit facility with substantially the same terms and conditions as the Backstop Facility to enable NOVA Chemicals to complete certain inter-company pre-closing reorganization transactions. NOVA Chemicals drew the full $200 million available under the credit facility on July 3, 2009 and, subsequent to the closing of the IPIC transaction on July 6, 2009, NOVA Chemicals repaid the $200 million credit facility and IPIC's holding company subscribed for $200 million of common stock of NOVA Chemicals. NOVA Chemicals then repaid the $150 million outstanding under the Backstop Facility and IPIC's holding company subscribed for $150 million of common stock of NOVA Chemicals. Related accrued interest and fees totaling $17 million ($12 million after-tax) on the $200 million credit facility and Backstop Facility were forgiven by IPIC and reclassified to Contributed surplus during the Successor period.

  During October and November 2009, the Corporation refinanced a substantial portion of its outstanding revolving credit facilities scheduled to mature in 2010. Effective Oct. 15, 2009, NOVA Chemicals terminated its undrawn $150 million EDC Facility that was secured in February 2009. Net proceeds from the Oct. 16, 2009, senior notes offering were $681 million (after deducting discounts of $5 million and fees of $14 million). The net proceeds were used to repay $242 million outstanding under the Company's $350 million secured revolving credit facility and $254 million outstanding under the Company's bilateral credit facilities. The remaining cash balance of $185 million will be used to repay the total return swap when it terminates in March 2010 and for general corporate purposes.

  On Nov. 17, 2009, NOVA Chemicals entered into a new $350 million senior secured revolving credit facility to replace the prior secured facility scheduled to expire on Mar. 31, 2010. In addition, the Corporation amended two of the senior unsecured bilateral credit facilities (which were previously amended to shorten their maturity dates to March 2010) to revert back to their original maturity dates. As a result of these transactions, as of Dec. 31, 2009 NOVA Chemicals has four revolving credit facilities totaling $615 million in borrowing capacity and had utilized $51 million of the facilities in the form of letters of credit. These facilities include:

•
$350 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on Nov. 17, 2012;

•
$65 million senior unsecured bilateral credit facility, which expires on Mar. 20, 2010;

•
$100 million senior unsecured bilateral credit facility, which expires on Mar. 20, 2011; and

•
$100 million senior unsecured bilateral credit facility ($30 million due on Mar. 20, 2010, $30 million due on Sep. 20, 2011 and $40 million due on Sep. 20, 2013).

  The indentures governing NOVA Chemicals' public debt allow for debt up to 10% (15% for the 2016 and 2019 notes) of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below the applicable threshold, availability of the $350 million secured revolving credit facility will be reduced proportionately. On Feb. 25, 2009, the availability on the $350 million revolving credit facility was reduced by $25 million and subsequently increased by $21 million to $346 million effective Apr. 24, 2009. On Nov. 17, 2009, full availability of $350 million was restored.

  $2.3 billion (2008—$1.2 billion) in net book value of assets in Canada, including real estate, is pledged as collateral for the $350 million facility. The remaining credit facilities are unsecured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  COVENANTS

  The previous $350 million secured revolving credit facility, which was replaced in November 2009, the total return swap, which will be terminated and repaid on Mar. 31, 2010, and the prior accounts receivable securitization programs (see Note 4) were governed by the following financial covenants, which required quarterly compliance computed on a rolling 12-month basis.

•
maximum net debt-to-cash flow ratio of 5:1; and

•
minimum interest coverage ratio of 2:1

  NOVA Chemicals was in compliance with these financial covenants for each quarter-end in 2008.

  Due to the large loss incurred in the fourth quarter of 2008, NOVA Chemicals expected to be in breach of financial covenants at the end of the first quarter of 2009 when compliance was due to be tested. Accordingly, on Jan. 28, 2009, the Corporation and its counterparties agreed to amendments to the financial covenants in the $350 million secured revolving credit facility and the total return swap for the quarter ending Mar. 31, 2009, to exclude the quarter ending Dec. 31, 2008 results and include the quarter ending Mar. 31, 2008 results.

  These amendments allowed NOVA Chemicals to maintain access to its major credit lines during the first half of 2009, subject to complying with certain conditions subsequent, which included the following:

•
amending the previous accounts receivable securitization programs' financial covenants on or before Feb. 28, 2009 to be consistent in all material respects with the amended financial covenants for the $350 million secured revolving credit facility (the Corporation completed these amendments on Feb. 13, 2009);

•
securing $100 million in additional financing by Feb. 28, 2009, which was completed on Feb. 22, 2009 by entering into the EDC Facility; and

•
securing an additional $100 million in financing by June 1, 2009, of which $50 million was secured on Feb. 22, 2009, as part of the EDC Facility and the final $50 million was deemed to have been met upon IPIC's subscription for $150 million of common stock after the Corporation repaid the Backstop Facility.

  If the Corporation was not able to negotiate the amendments to these financial covenants and was unable to remedy the defaults that would have resulted, lenders could have declared all amounts outstanding to be due and payable and terminated all commitments to extend further credit. Moreover, such defaults could have triggered cross acceleration and/or cross default provisions in other financing arrangements, including the Corporations public debt.

  NOVA Chemicals entered into the EDC Facility and the Backstop Facility subsequent to Jan. 28, 2009, and, these credit facilities contained the same amended financial covenants.

  NOVA Chemicals was in compliance with these amended financial covenants for the quarter ended Mar. 31, 2009.

  At the time of these amendments in January 2009 and during the first quarter and the early second quarter of 2009, the Corporation anticipated that further amendments to the financial covenants would be required with an effective date no later than June 30, 2009. These amendments were expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 and the weak economic and business conditions continuing in early 2009. Therefore, during this time period, the Corporation negotiated with its core group of banks to amend these covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  During the second quarter of 2009, NOVA Chemicals negotiated the following amendments to the agreements that were governed by the financial covenants:

•
removal of the maximum net debt-to-cash flow ratio and minimum interest coverage ratio covenants for the quarters ending June 30, 2009, Sep. 30, 2009 and Dec. 31, 2009; and

•
adding a minimum consolidated cash flow covenant, which required the Corporation to maintain consolidated cash flow that was positive for the quarter ending June 30, 2009, and that was not less than $50 million for each of the quarters ending Sep. 30, 2009 and Dec. 31, 2009, and that the minimum consolidated cash flow required could be reduced by cash proceeds received from new equity contributed by IPIC through the remainder of 2009 (excluding the equity contributions that were made on July 6, 2009 as described above).

  NOVA Chemicals was in compliance with the amended financial covenant for the quarters ended June 30, 2009, Sep. 30, 2009 and Dec. 31, 2009.

  The new $350 million senior secured revolving credit facility (and the new accounts receivable securitization programs finalized in February 2010) are governed by the following financial covenants, which require quarterly compliance:

•
a maximum senior debt to cash flow ratio of 3:1; and

•
a debt to capitalization ratio not to exceed 60%.

  NOVA Chemicals was in compliance with these financial covenants at Dec. 31, 2009.

  The financial covenants for total return swap are explained in the table below. However, the total return swap will be terminated on Mar. 31, 2010, and there will be no further covenant checks subsequent to Dec. 31, 2009. The Backstop Facility and the EDC Facility that were governed by the old financial covenants have been terminated.

  The table below summarizes the applicable financial covenants for each of our financing facilities during 2008 and 2009 and 2010.

	2008	2009				2010
Financial Covenants (checked at end of quarter)	Q1 to Q4	Q1	Q2	Q3	Q4	Q1
Prior Senior Secured Revolving Facility	1	2	3	4	N/A	N/A
Total Return Swap	1	2	3	4	4	N/A
Prior A/R Securitization Programs	1	2	3	4	N/A	N/A
EDC Facility	N/A	2	3	4	N/A	N/A
Backstop Facility	N/A	2	3	N/A	N/A	N/A
New Senior Secured Revolving Facility	N/A	N/A	N/A	N/A	5	5
New A/R Securitization Programs	N/A	N/A	N/A	N/A	N/A	5

  (1)
  Maximum net debt-to-cash flow ratio less than 5.0 and interest coverage ratio greater than 2.0 using rolling twelve months.

  (2)
  Maximum net debt-to-cash flow ratio less than 5.0 and interest coverage ratio greater than 2.0 using rolling fifteen months, excluding three months ended December 31, 2008.

  (3)
  Minimum consolidated cash flow not less than $0.

  (4)
  Minimum consolidated cash flow not less than $50 million.

  (5)
  Maximum senior debt to cash flow ratio of 3:1 and debt to capitalization ratio not to exceed 60%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  SERIES A PREFERRED SHARES AND TOTAL RETURN SWAP

  The Corporations subsidiary, NOVA Chemicals Inc., has issued Series A preferred shares with a 0.5% dividend rate. NOVA Chemicals Inc. has the right to repurchase the Series A preferred shares at any time. However, any such repurchase may obligate NOVA Chemicals Inc. to pay an early termination fee under the terms of the total return swap described below.

  The Corporation also entered into a total return swap with respect to the Series A preferred shares. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares for $191 million plus accrued and unpaid dividends. The Corporation subsequently reduced the equity notional amount of the total return swap to $126 million and, in February 2009, reduced the equity notional amount to $75 million. On settlement of the total return swap at the end of the term, the Corporation will owe the counterparty the difference between the actual sale price received by the counterparty for the Series A preferred shares and the equity notional amount if the sale price is less than the equity notional amount. Upon termination of the total return swap, the Corporation expects that it will exercise the right to repurchase the Series A preferred shares for a net price equal to the equity notional amount.

  Under the terms of the total return swap: (i) the counterparty pays the Corporation the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap); and (ii) the Corporation pays the counterparty a spread to LIBOR, as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

  If the average price of the Corporation's outstanding 6.5% medium-term notes due 2012 decreases by a certain amount, it is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the average price increases by 5% or more, any excess collateral may be returned to the Corporation. If the average price decreases by 5% or more, the Corporation would be required to post additional collateral.

  If the Corporation defaults on other debt of at least $25 million and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the equity notional amount if the sale price is less than the equity notional amount. If the sale price is greater than the equity notional amount, the counterparty would owe NOVA Chemicals the difference between the sale price and the equity notional amount. Subsequent to such termination of the swap, NOVA Chemicals may, it's option, exercise the call right and repurchase the preferred shares from the third party for a purchase price of $198 million.

  In February 2009, NOVA Chemicals and the counterparty agreed to extend the term of the total return swap until June 30, 2010 and reduce the equity notional amount. In May 2009, NOVA Chemicals and the counterparty amended the total return swap to change the termination date to March 31, 2010. Because the term expires within the next 12 months, the Series A preferred shares are classified under Long-term debt due within one year on the consolidated balance sheets. The Corporation does not intend to extend the maturity date of the total return swap or replace it. NOVA Chemicals intends to allow the total return swap to terminate on March 31, 2010 and to repay the equity notional amount of $75 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  REPAYMENT REQUIREMENTS

  Repayment requirements in respect of long-term debt are as follows:

(millions of dollars)
2010	$317
2011	10
2012	401
2013	402
2014	3
Thereafter	821

$1,954

  INTEREST EXPENSE

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Interest on long-term debt	$67	$73	$125	$142
Interest on bank loans, securitizations and other	21	25	43	44

	88	98	168	186
Interest capitalized during plant construction	(1)	—	—	(1)
Interest income	(2)	(4)	(12)	(10)

	$85	$94	$156	$175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   DEFERRED CREDITS AND LONG-TERM LIABILITIES

December 31 (millions of dollars)	2009	2008
Deferred credits(1)
Deferred income	$—	$22
Deferred gain on sale of investments(2)	—	29
Deferred gain on sale of asset(3)	—	10
Deferred gain on sale of railcars	—	6
Other deferred credits	—	3

	—	70

Long-term liabilities
Pension and post-retirement benefit obligations (Note 18)	315	87
Fair value of commodity-based derivatives(4)	—	48
Notes payable(5)(6)	27	40
Asset retirement obligations (Note 19)	39	20
Restricted stock unit plan obligations (Note 13)	—	5
Other long-term liabilities(5)	39	32

	420	232

	$420	$302

  (1)
  Represented amounts realized on the sale of certain investments and other long-term assets that were being recognized in income (loss) on a straight-line basis over the terms of the related contracts. All amounts were removed from the consolidated balance sheet on July 6, 2009, in connection with push-down accounting for the IPIC acquisition (see Note 3).

  (2)
  Represented the long-term portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership.

  (3)
  Represented the long-term portion of a deferred gain realized on the sale of an ethylene pipeline system.

  (4)
  Classified as held-for-trading. See Note 22.

  (5)
  Classified as other financial liabilities. See Note 22.

  (6)
  2009 and 2008 include $21 million and $34 million, respectively, of unsecured notes payable, bearing interest at 4.5% per annum.

12.   COMMON SHARES

  SHARES RESERVED FOR FUTURE ISSUE

December 31 (number of shares)	2009	2008	2007
Under the employee incentive stock option plan(1)(2)	—	7,078,735	7,185,096
Under the director compensation plan	—	47,800	47,800

	—	7,126,535	7,232,896

  (1)
  At the closing of the IPIC transaction (see Note 1), the employee incentive stock option plan was cancelled. There are no options outstanding to officers and employees at Dec. 31, 2009.

  (2)
  Prior to July 6, 2009, a total of 13 million common shares were approved by shareholders for issuance under the employee incentive stock option plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

12.   COMMON SHARES (Continued)

  SHAREHOLDER RIGHTS PLAN

  In May 1999, NOVA Chemicals' shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remained attached to the shares and were not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals' common shares or until a person acquired 20% or more of NOVA Chemicals' common shares. The rights plan expired in May 2009.

13.   STOCK-BASED COMPENSATION

  At the closing of the IPIC transaction (see Note 1), outstanding units of the stock-based compensation plans were cancelled by the Corporation and the restricted share units and deferred share units were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million.

  EMPLOYEE INCENTIVE STOCK OPTION PLAN

  Prior to July 6, 2009, the Corporation could grant options to its employees for up to 13 million common shares. Options could be granted which were exercisable based on the Corporation's NYSE common share price on the date of grant or the closing market price on the TSX. Options were permitted to be exercised over a 10-year period, and generally 25% of the options vested at the grant date with further vesting of 25% in each of the next three years.

  All options granted since Jan. 1, 2002, were accounted for using the fair-value method. The fair value of stock options were expensed over their vesting period and reflected in earnings as the related services were provided, with a corresponding amount recorded to contributed surplus. On exercise of options for common shares, amounts previously recorded to contributed surplus for compensation costs were transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to contributed surplus for compensation costs were transferred to reinvested earnings (deficit). The Corporation used the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

  Prior to July 6, 2009, options could be settled by issuance of common shares or retired, whereby the option premium (the differential between the market price and the exercise price) was paid in cash. Amounts paid were recorded as a charge to reinvested earnings (deficit), net of related tax benefits. Options were also permitted to be settled periodically as share appreciation rights (SARs), whereby the option premium was settled by issuance of common shares. Options settled by issuance of shares were cancelled, whereas options settled by other means were returned to the unallocated pool of options available for issue.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

13.   STOCK-BASED COMPENSATION (Continued)

  A summary of the status of the Corporation's employee incentive stock option plan for options based on TSX pricing, as of July 5, 2009 and Dec. 31, 2008 and 2007, and changes during the years then ended is presented below:

			Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
			2008		2007
	Options	Weighted- Average Exercise Price (Canadian $)	Options	Weighted- Average Exercise Price (Canadian $)	Options	Weighted- Average Exercise Price (Canadian $)
Outstanding at beginning of period	2,544,533	$30.58	2,826,041	$30.47	4,286,234	$29.48
Granted	—	$—	122,700	$28.21	97,200	$36.69
Exercised—settled in shares	—	$—	(105,197)	$26.05	(357,683)	$25.25
Exercised—retired for cash	—	$—	(18,921)	$25.57	(670,781)	$29.28
Exercised—settled as SARs(1)	—	$—	(10,594)	$26.35	(507,221)	$28.03
Cancelled	(2,544,533)	$30.58	(269,496)	$30.60	(21,708)	$43.19

Outstanding at end of period	—	$—	2,544,533	$30.58	2,826,041	$30.47

Exercisable at end of period	—	$—	2,367,886	$30.39	2,640,162	$29.84

  (1)
  In 2009, no shares were issued to settle options exercised as SARs (2008—1,164 and 2007—135,573).

  All years presented are for the Predecessor periods. There were no stock options granted, exercised or cancelled in the Successor period.

  A summary of the status of the Corporation's employee incentive stock option plan, for options based on NYSE pricing, as of July 5, 2009 and Dec. 31, 2008 and 2007, and changes during the years then ended is presented below:

			Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
			2008		2007
	Options	Weighted- Average Exercise Price (U.S. $)	Options	Weighted- Average Exercise Price (U.S. $)	Options	Weighted- Average Exercise Price (U.S. $)
Outstanding at beginning of period	1,296,826	$37.47	1,228,526	$38.16	1,192,463	$38.60
Granted	—	$—	97,650	$27.89	76,900	$31.05
Exercised—retired for cash	—	$—	—	$—	(12,011)	$33.57
Cancelled	(1,296,826)	$37.47	(29,350)	$34.50	(28,826)	$39.25

Outstanding at end of period	—	$—	1,296,826	$37.47	1,228,526	$38.16

Exercisable at end of period	—	$—	1,023,873	$38.87	711,965	$39.60

  All years presented are for the Predecessor periods. There were no stock options granted, exercised or cancelled in the Successor period.

  In 2009, 2008 and 2007, the Corporation recognized total compensation cost of $0 million, $2 million and $2 million, respectively, for stock-based employee compensation awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

13.   STOCK-BASED COMPENSATION (Continued)

  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted:

		Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
Weighted-Average Assumptions		2008	2007
Expected dividend yield (%)	—	1.4	1.1
Expected volatility (%)	—	32.5	33.6
Risk-free interest rate (%)	—	3.0	4.4
Expected life (years)	—	4.0	4.0
Fair value of options granted during the year	$—	$6.6	$9.3

  In 2009, only Restricted Stock units were awarded to employees.

  EQUITY APPRECIATION PLAN

  Prior to July 6, 2009, the equity appreciation plan granted units to employees. The redemption price of a unit was determined by the closing market price on the NYSE of the Corporation's common shares on the date of grant. Units could be redeemed for cash over a 10-year period, and generally 25% of the units vested at the grant date with further vesting of 25% in each of the next three years. In accordance with EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, the stock-based compensation expense was accelerated for units granted to employees who were eligible for retirement at the grant date or would have been eligible before the end of the vesting period. The value of a unit on the redemption date was the difference between the closing price of the Corporation's common shares on that date and the redemption price.

  At Dec. 31, 2009, there were no outstanding units. At Dec. 31, 2008, there was no mark-to-market value of the vested units as the share price of NOVA Chemicals' stock at Dec. 31, 2008, fell below the grant price of all outstanding equity appreciation units. At Dec. 31, 2007, the mark-to-market value of the vested units was approximately $27 million.

  A summary of the status of the Corporation's equity appreciation plan as of July 5, 2009, 2008 and 2007, and changes during the years then ended is presented below:

			Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
			2008		2007
	Units	Weighted- Average Redemption Price (U.S. $)	Units	Weighted- Average Redemption Price (U.S. $)	Units	Weighted- Average Redemption Price (U.S. $)
Outstanding at beginning of period	2,560,677	$22.05	2,574,352	$22.08	3,505,591	$21.20
Granted	—	$—	—	$—	—	$—
Redeemed	—	$—	(1,250)	$17.42	(930,514)	$18.78
Cancelled	(2,560,677)	$22.05	(12,425)	$27.90	(725)	$27.90

Outstanding at end of period	—	$—	2,560,677	$22.05	2,574,352	$22.08

Exercisable at end of period	—	$—	2,560,677	$22.05	2,574,352	$22.08

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

13.   STOCK-BASED COMPENSATION (Continued)

  All years presented are for the Predecessor periods. There were no equity appreciation units granted, exercised or cancelled in the Successor period.

  RESTRICTED STOCK UNIT PLAN

  Prior to July 6, 2009, the Restricted Stock Unit Plan was a phantom stock plan wherein the value of a restricted stock unit (RSU) was determined by the value of the Corporation's common shares on the vesting date and was paid to employees in cash or open market shares at the Corporation's discretion. The value of an RSU was determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. Generally, the units vested and proceeds were distributed three years from the grant date. The value of any common share dividends declared during the vesting period was credited to each RSU account. The value of the RSUs was expensed over the vesting period and was marked to market. In accordance with EIC 162, the stock-based compensation expense was accelerated for units granted to employees who were eligible for retirement at the grant date or would have been eligible before the end of the vesting period.

  A summary of the status of the Corporation's restricted stock unit plan as of July 5, 2009, 2008 and 2007, and changes during the years then ended is presented below:

		Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
		2008	2007
Restricted Stock Units	Units	Units	Units
Outstanding at beginning of period	1,498,521	994,980	591,377
Granted	3,750,661	702,911	554,850
Dividend equivalents credited	89,682	26,504	10,127
Redeemed	(5,324,294)	(223,182)	(131,006)
Cancelled	(14,570)	(2,692)	(30,368)

Outstanding at end of period	—	1,498,521	994,980

  All years presented are for the Predecessor periods. There were no restricted stock units granted, exercised or cancelled in the Successor period.

  The mark-to-market liability for the RSU plan was $0 million at Dec. 31, 2009 (2008—$6 million and 2007—$26 million). Of the total liability, $0 million (2008—$1 million) was classified as current.

  In November 2005, NOVA Chemicals entered into forward transactions with the intent to effectively neutralize the mark-to-market impact of the Equity Appreciation Plan and the Restricted Stock Unit Plan. See Note 22.

14.   DEFERRED SHARE UNIT PLANS

  Prior to July 6, 2009, under the Corporation's Deferred Share Unit Plans (DSUP), key employees and non-employee directors could elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSU's).

  The amount of the management incentive award that a key employee elected to have participate in the DSUP would be converted to an equivalent number of DSU's based on the average closing price, on the TSX for Canadian employees and on the NYSE for U.S. employees, of NOVA Chemicals' common shares for the last five consecutive trading days of the month of December prior to the performance period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   DEFERRED SHARE UNIT PLANS (Continued)

  The amount of fees that a non-employee director elected to have participate in the DSUP would be converted to an equivalent number of DSU's based on the average closing price, on the TSX or NYSE, of NOVA Chemicals' common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees were earned. The units were redeemable upon retirement, departure or termination from the Corporation.

  A summary of the status of the Corporation's deferred share unit plans as of July 5, 2009 and Dec. 31, 2008 and 2007, and changes during the periods ended on those dates is presented below:

			Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
			2008		2007
Employee Deferred Share Units	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)
Outstanding at beginning of period	576,924	$4.58	564,701	$21.42	547,643	$19.90
Earned	31,290	$5.95	12,223	$20.94	179,249	$28.07
Redeemed	(608,214)	$6.00	—	$—	(162,191)	$23.65

Outstanding at end of period	—	$—	576,924	$4.58	564,701	$21.42

  All years presented are for the Predecessor periods. There were no deferred share units earned or redeemed in the Successor period.

			Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
			2008		2007
Non-Employee Directors Deferred Share Units	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)
Outstanding at beginning of period	165,892	$4.60	117,427	$31.73	101,131	$31.35
Earned	26,730	$6.00	48,465	$12.14	18,023	$34.09
Redeemed	(192,622)	$6.00	—	$—	(1,727)	$33.87

Outstanding at end of period	—	$—	165,892	$4.60	117,427	$31.73

  All years presented are for the Predecessor periods. There were no deferred share units earned or redeemed in the Successor period.

  The liability for the DSUP was $0 million at Dec. 31, 2009 (2008—$3 million). The total liability is classified as current at Dec. 31, 2008.

15.   RESTRUCTURING CHARGES

  2009 Successor

  From July 6 to Dec. 31, 2009, NOVA Chemicals recorded restructuring charges of $23 million before-tax ($17 million after-tax) related to the following:

•
$22 million of severance and other employee related costs due to restructuring in the Corporate and Olefins/Polyolefins business units; and

•
$1 million related to additional DYLARK restructuring costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

15.   RESTRUCTURING CHARGES (Continued)

  2009 Predecessor

  From Jan. 1 to July 5, 2009, NOVA Chemicals recorded restructuring charges of $42 million before-tax ($42 million after-tax) related to the following:

•
$10 million of severance and other employee related costs due to restructuring activities in the Performance Styrenics segment;

•
$31 million related to NOVA Chemicals' decision to exit the DYLARK engineering resin business. The restructuring charge included a $17 million impairment charge related to the DYLARK resin business unit assets; $3 million for severance and other employee related costs; and $11 million of other related exit costs; and

•
$1 million for the Corporation's 50% share of the INEOS NOVA joint venture restructuring costs related to pension plan settlement charges.

  As of Dec. 31, 2009, $20 million of the severance costs due to restructuring activities across the Company have been paid to employees. This includes $11 million attributed to the Corporate and Olefins/Polyolefins business units, $5 million attributed to the Performance Styrenics segment, and $4 million related to DYLARK severance and other related exit costs.

  2008

  In 2008, NOVA Chemicals recorded restructuring charges of $37 million before-tax ($33 million after-tax) related to the following:

•
$17 million impairment charge related to certain joint venture and equity investments;

•
$9 million related to costs incurred for capital projects which will not be pursued;

•
$6 million related to restructuring charges for actions taken to reduce costs, including the elimination of information technology positions in North America, of which $5 million has been paid related to severance costs for employees; and

•
$5 million related to actions taken by the INEOS NOVA joint venture, including severance costs related to reductions at the Bayport, TX, facility, of which substantially all of the severance costs were paid to employees.

  2007

  In 2007, NOVA Chemicals recorded total restructuring charges of $86 million ($55 million after-tax) related to the following:

•
$7 million associated with the elimination of approximately 90 positions in the United States and Europe. To date, substantially all of the severance costs have been paid to employees. The Corporation also recorded a $6 million before-tax charge for other restructuring actions to reduce costs.

•
In September 2007, NOVA Chemicals announced that it had acquired the exclusive production rights from Sterling Chemical's Texas City, Texas, styrene plant on behalf of the INEOS NOVA joint venture. These rights were assigned to INEOS NOVA on Oct. 1, 2007. In November 2007, Sterling Chemicals announced its plans to permanently shut down the facility as a result of INEOS NOVA's nomination of zero production volumes. As a result, NOVA Chemicals recorded a charge of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

15.   RESTRUCTURING CHARGES (Continued)

  $29 million, our 50% share of the charge. Sterling was responsible for all related plant closure and severance costs.

•
INEOS NOVA announced that it would cease polystyrene production at its Belpre, OH, and Montréal, Quebec, sites, resulting in restructuring charges of $38 million (NOVA Chemicals' share) comprised of before-tax non-cash asset write-downs of $32 million and closure and severance costs of $6 million. To date, substantially all of the severance costs have been paid to employees.

•
$3 million of restructuring charges related to European restructuring by the INEOS NOVA joint venture, all of which have been paid.

•
$3 million of severance costs related to North American employees of INEOS NOVA, all of which have been paid.

16.   OTHER (LOSSES) GAINS

					Year ended Dec. 31
	July 6–Dec. 31, 2009		Jan. 1–July 5, 2009
					2008		2007
(millions of dollars)	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax
	Successor		Predecessor
Gain on sale of Chesapeake(1)	$—	$—	$—	$—	$—	$—	$17	$12
Gain on sale of Cambridge	—	—	—	—	—	—	1	1
Other	1	1	6	6	(2)	(1)	2	1

	$1	$1	$6	$6	$(2)	$(1)	$20	$14

  (1)
  The Corporation sold the land and plant facility at Chesapeake, Virginia which had ceased operations in June 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

17.   INCOME TAXES

  Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes as shown in the following table:

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars, except as noted)			2008(1)	2007(1)
	Successor	Predecessor
Income (loss) before income taxes	$5	$(302)	$(102)	$400
Statutory income tax rate	29.0%	29.0%	29.50%	32.12%

Computed income tax (recovery) expense	1	$(88)	$(30)	$128
(Decrease) increase in taxes resulting from:
Permanent difference on capital gains and losses	—	8	—	—
(Higher) lower effective foreign tax rates	3	2	(4)	(9)
Income tax rate adjustments(2)	(22)	—	—	(65)
(Decrease) increase in valuation allowance(3)	(5)	15	41	14
Permanent difference on foreign exchange gains and losses(4)	—	—	(56)	—
Increase (reduction) in tax reserve(5)	22	—	(20)	(13)
Other	8	—	7	(3)

Income tax expense (recovery)	$7	$(63)	$(62)	$52

Current income tax expense (recovery)	$20	$(69)	$57	$109
Future income tax (recovery) expense	(13)	6	(119)	(57)

Income tax expense (recovery)	$7	$(63)	$(62)	$52

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  (2)
  In 2009, Ontario (2007—Federal Canadian Government) enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $22 million (2007—$65 million). These benefits have been recorded as a reduction of income tax expense.

  (3)
  The tax benefit of certain costs have not been recorded due to the uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S.

  (4)
  As a result of the change in functional currency on Oct. 1, 2008 (see Note 22), NOVA Chemicals recorded $111 million of income primarily related to foreign exchange. This amount is not taxable, therefore, income taxes are $25 million lower than would be expected. In addition to this, foreign exchange losses will be recorded for tax purposes that are not recorded for book purposes, resulting in a tax benefit of $31 million.

  (5)
  NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequancy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

17.   INCOME TAXES (Continued)

  The following table outlines the principal temporary differences comprising the future income tax assets:

(millions of dollars)	2009	2008
Investment tax credits	$57	$—
Reserves not currently deductible	2	66
Other	3	2

Future income tax asset	$62	$68

  The following table outlines the principal temporary differences comprising the future income tax liabilities:

(millions of dollars)	2009	2008(1)
Basis difference in plant and equipment	$(866)	$(504)
Unrealized foreign exchange gains (losses)	6	(9)
Reserves not currently deductible	40	64
Losses available to be carried forward	113	306
Other	(16)	65
Valuation allowance	(94)	(299)

Future income tax liability	$(817)	$(377)

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  At Dec. 31, 2009, the Corporation had U.S. Federal net operating loss carryforwards (NOL's) of $158 million. The U.S. NOL's will begin to expire in 2021 and fully expire in 2029. In addition, NOVA Chemicals has $327 million of NOL's in Switzerland, with expiration dates from 2010 to 2014.

  The Company's valuation allowance of $94 million at Dec. 31, 2009 ($299 million at Dec. 31, 2008), relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in the U.S. and Switzerland.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

17.   INCOME TAXES (Continued)

  The following table outlines the income tax (recovery) expense arising from Canadian and Foreign operations:

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008(1)	2007(1)
	Successor	Predecessor
Income (loss) before income taxes
Canadian	$57	$(233)	$18	$482
Foreign	(52)	(69)	(120)	(82)

	$5	$(302)	$(102)	$400

Current income tax expense (recovery)
Canadian	$19	$(71)	$55	$105
Foreign	1	2	2	4

	$20	$(69)	$57	$109

Future income tax (recovery) expense
Canadian	$(1)	$5	$(127)	$(27)
Foreign	(12)	1	8	(30)

	$(13)	$6	$(119)	$(57)

Total income tax expense (recovery)	$7	$(63)	$(62)	$52

  (1)
  Restated for adoption of CICA 3064, see Note 2.

18.   EMPLOYEE FUTURE BENEFITS

  PENSION PLANS

  NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

  Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. One plan has provisions whereby the benefits are related to career average salaries. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all significant plans in the United States and one plan in Canada was as of Dec. 31, 2009 and as of Dec. 31, 2008 for the other Canadian plan.

  Plan assets are measured at fair value while pension obligations are discounted using current yield rates of high quality corporate bonds with terms to maturity that approximate the duration or projected cash flows of the Corporation's pension liabilities. The plans' assets consist of publicly traded equity and fixed income securities or units of publicly traded pooled or mutual funds. The Corporation used a measurement date of Dec. 31 for its pension and post-retirement plans.

  In accordance with push-down accounting requirements (see Note 3), accrued pension benefit assets and obligations were calculated using best estimate assumptions and all plan assets were valued at fair value. Any previously existing unamortized net actuarial gain (loss), unamortized past service cost, unamortized transitional obligation or unamortized transitional asset were eliminated, resulting in the accrued benefit asset or liability being the difference between the accrued benefit obligation and the fair value of plan assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

  NOVA Chemicals amended certain U.S. defined benefit plans as of Dec. 31, 2007. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and provided transition relief to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its U.S. defined contribution plans. The defined benefit option of the Canadian pension plans was closed to new entrants on Jan. 1, 2000.

  The transition of the pension plan for wage employees to INEOS NOVA in 2008 resulted in the transfer of assets and obligations to INEOS NOVA together with corresponding balance sheet recognition as of the date of transfer. INEOS NOVA assumed financial responsibility for the assets and obligations in respect of all service for the affected members.

  Certain employees of INEOS NOVA continue to participate in the Retirement Plan for Eastern Canadian Salaried Employees of NOVA Chemicals. INEOS NOVA assumed financial responsibility for the obligations in respect of all plan service for its members. Plan assets have been allocated to INEOS NOVA on a preliminary basis in the proportion that the INEOS NOVA benefit obligation bears to the total benefit obligation for the plan.

  The transition of certain plans to INEOS NOVA in 2008, the restructuring that occurred in 2007 (see Note 15) and the defined benefit pension plan amendments described above triggered one or more of the following charges (benefits) during 2008 and 2007: a curtailment charge (benefit), a special termination charge and a settlement charge. A curtailment charge (benefit) results from either the termination of employment earlier than previously assumed or the significant reduction in future benefit accruals and requires the immediate recognition of unrecognized amounts that were scheduled to be reflected in future accounting periods. A special termination charge results from the enhancements provided under voluntary termination programs (e.g., additional years of age and service). A settlement charge results when the total lump sums paid during a given year exceed a certain threshold.

  Upon commencement of the NOVA Innovene joint venture (subsequently expanded to include North American assets and renamed INEOS NOVA joint venture) in October 2005, the defined benefit pension plans of each pre-joint venture entity were transferred to the NOVA Innovene joint venture with the financial responsibility for pre-close assets and liabilities retained by the pre-joint venture company and the financial responsibility for post-close assets and liabilities assumed by the NOVA Innovene joint venture. There is a specific arrangement to identify and apportion the pre- and post-close assets and liabilities. Therefore, the amounts presented in the defined benefit pension tables represent NOVA Chemicals' assets and obligations, for which it has provided an indemnity, and its share of the post-close assets and obligations of NOVA Innovene subsequent to Oct. 1, 2005.

  The tables below also include NOVA Chemicals' 50% share of the assets, obligation and expense associated with the plans in the INEOS NOVA joint venture that were contributed to the joint venture by INEOS and NOVA Chemicals effective Apr. 1, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

  Pension and post-retirement expense (included in Feedstock and operating costs and Selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	Pension Plans				Post Retirement Plans
			Year ended Dec. 31				Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009			July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007			2008	2007
	Successor	Predecessor			Successor	Predecessor
Current service cost	$10	$6	$21	$25	$1	$—	$1	$2
Interest cost on accrued benefit obligations	24	21	48	46	3	3	5	5
Actual loss (return) on plan assets	(37)	(17)	123	2	—	—	—	—
Actuarial (gain) loss on accrued benefit obligations	(10)	65	(127)	5	—	—	—	—

Costs arising in the period	(13)	75	65	78	4	3	6	7
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
(Return) loss on plan assets	15	(2)	(161)	(58)	—	—	—	—
Transitional (asset) obligations	—	(3)	(6)	(6)	—	—	1	1
Actuarial loss (gain)	11	(58)	122	4	—	—	1	1
Past service and actual plan amendments	—	—	—	—	—	—	(1)	(1)

Net defined benefit costs recognized	13	12	20	18	4	3	7	8

Curtailment/ special termination (credit) charge	—	—	—	(4)	—	—	—	—
Settlement charge	—	16	1	—	—	—	—	—

Total benefit cost recognized	$13	$28	$21	$14	$4	$3	$7	$8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

  The status of all significant defined benefit pension and post-retirement plans is as follows:

	Pension Plans			Post Retirement Plans
(millions of dollar, except as noted)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	Year ended 2008	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	Year ended 2008
	Successor	Predecessor		Successor	Predecessor
Change in benefit obligations
Benefit obligation at beginning of period	$786	$708	$950	$84	$85	$90
Current service cost	13	7	21	1	—	1
Interest cost	24	21	48	3	2	5
Experience (gain) loss	(5)	78	(115)	14	(2)	(6)
Plan amendments	1	—	—	4	—	—
Settlement gain	(7)	(41)	(9)	—	—	—
Employee contributions	—	—	3	1	1	2
Acquisition/divestiture	—	—	—	—	—	—
Benefits paid	(26)	(18)	(45)	(3)	(3)	(6)
Transfer from settlement of past claim	—	—	—	—	—	7
NOVA Chemicals' share of obligations transferred to INEOS NOVA JV	(8)	—	(9)	—	—	1
Foreign currency exchange rate (gain) loss	67	31	(136)	4	1	(9)

Benefit obligation at end of period	$845	$786	$708	$108	$84	$85

Change in plan assets
Fair value of plan	555	527	784	—	—	—
Actual return (loss) on plan assets at beginning of period	51	10	(123)	—	—	—
Employer and employee contributions	21	54	43	3	3	6
Settlement loss	(8)	(41)	(9)	—	—	—
Acquisition/divestiture	—	—	—	—	—	—
Benefits paid	(26)	(19)	(45)	(3)	(3)	(6)
NOVA Chemicals' share of assets transferred to INEOS NOVA JV	(6)	—	(9)	—	—	—
Foreign currency exchange rate (loss) gain	50	24	(114)	—	—	—

Fair value of plan assets at end of period	$637	$555	$527	$—	$—	$—

Funded status
Plan assets in deficiency of benefit obligation	$(208)	$(231)	$(181)	$(108)	$(84)	$(85)
Unrecognized net transitional (asset) obligation	—	(24)	(26)	—	7	6
Unrecognized prior service cost	1	—	(5)	3	(14)	(15)
Unrecognized net actuarial (gain) loss	(28)	290	235	15	18	20

Net amounts recognized in consolidated balance sheets	$(235)	$35	$23	$(90)	$(73)	$(74)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

	Pension Plans		Post Retirement Plans
Weighted-average assumptions used to determine end of year obligations	2009	2008	2009	2008
Discount rate	5.8%	6.4%	6.1%	6.6%
Assumed long-term rate of return on plan assets(1)	7.5%	7.5%	—	—
Rate of increase in future compensation	3.9%	3.9%	—	—
Long-term health care inflation(2)	—	—	5.0%	5.0%

  (1)
  NOVA Chemicals establishes an appropriate long-term rate of return for each plan's assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

  (2)
  Ultimate trend rate, expected to be achieved by 2024 for Canadian plans and 2017 and 2019 for U.S. plans. The initial assumed health care cost trend rate at Dec. 31, 2009 was 8% on average.

  The plans are presented on the basis of accrued benefit obligations, rather than accumulated benefit obligations. The accrued benefit obligations and fair value of assets for NOVA Chemicals' pension plans in which the accrued benefit obligations exceed the fair value of plan assets, as of each year end, are shown below:

(millions of dollars)	Accrued Benefit Obligation	Fair Value of Assets
December 31, 2009	$826	$625
December 31, 2008	$683	$500

  Expected benefit payments for the defined benefit pension plans and the post-retirement plans are as follows:

(millions of dollars)	Pension Plans	Post- Retirement Plans
2010	$47	$7
2011	$36	$8
2012	$39	$8
2013	$42	$8
2014	$44	$8
Five Years Thereafter	$267	$46

  In 2010, funding for the defined benefit pension plans is expected to range between $30 million and $35 million.

  POST EMPLOYMENT BENEFITS

  NOVA Chemicals recorded a liability of $5 million in 2009 (2008 and 2007—$5 million) for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled's attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the table above. A formal actuarial valuation is performed at least every three years with the most current valuation having been performed as of Dec. 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

  DEFINED BENEFIT PLAN ASSETS

  The investment strategy for the defined benefit plans is determined by NOVA Chemicals for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan; the size of the assets; and the financial situation of the Corporation and its ability to withstand fluctuations in pension contributions. For the significant plans, asset-liability modeling has been utilized to assist in setting the investment strategy. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Although the Corporation does not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

  While most of the benefits of diversification are achieved by allocating across different asset classes, the Corporation also believes it may be appropriate to further diversify by using multiple investment managers and employing different management styles within an asset class.

  The Canadian and U.S. plans are the most significant to the Corporation with 83% of total pension assets. The asset allocation for these pension plans at the end of 2009 and 2008, and the target allocation for 2010, by asset category, follow. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

  NORTH AMERICAN PLANS

	Target Allocation	Percentage of Plan Assets
Asset Category	2010	2009	2008
Year ended December 31
Equities	60%	59%	52%
Fixed Income	40%	41%	48%

Total	100%	100%	100%

  The investment strategies for the pension plans in Europe (which are sponsored by INEOS NOVA) differ significantly from the North American plans. The different strategies reflect considerable variations in plan membership, plan liability structure, pension arrangements and plan asset size. Some European plans are re-insured with the investment strategy and asset allocation determined or heavily influenced by the re-insurer.

  POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

  The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

  A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by an additional $6 million at Dec. 31, 2009, for Canadian plans and $5 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $5 million and $4 million for the Canadian and U.S. plans, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

  DEFINED CONTRIBUTION ARRANGEMENTS

  NOVA Chemicals has a number of defined contribution arrangements providing retirement benefits to certain groups of employees. The total expense for the Corporation's contribution to these plans was $12 million in 2009 (2008—$14 million and 2007—$8 million). In 2010, NOVA Chemicals expects to fund its defined contribution plans by approximately $12 million.

19.   ASSET RETIREMENT OBLIGATIONS

  The Corporation's asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 10 to 20 years is approximately $160 million. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 11.73% (2008—10.5%) was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $39 million at Dec. 31, 2009, will increase, or accrete, each year over the lives of active plants until it equals the $160 million expected to be incurred on closure of the plants.

Year ended December 31 (millions of dollars)	2009	2008
Beginning of year	$20	$23
Increase in obligation due to push-down accounting (see Note 3)	12	—
Increase (decrease) in obligation as a result of changes in Canadian dollar	4	(5)
Increase in present value of the obligations (accretion expense)	3	2

End of year	$39	$20

20.   CONTINGENCIES AND COMMITMENTS

  NOVA Chemicals is involved in litigation from time to time in the ordinary course of business. Among these items is a claim for approximately $120 million by Dow Chemical Canada ULC and its European affiliate concerning the third ethylene plant at Joffre. The Corporation has counterclaimed in the same action for approximately $300 million. Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation. No amount has been accrued at Dec. 31, 2009 with respect to this claim.

  The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $425 million in total with annual amounts of $51 million in 2010, $44 million in 2011, $42 million in 2012, $38 million in 2013, $38 million in 2014, and $212 million thereafter. Rental expense under operating leases was $47 million in 2009 (2008—$54 million and 2007—$61 million).

  The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short—and long-term supply. The resulting obligations, based on year-end market prices, are approximately $6,780 million in total with annual amounts of $1,760 million in 2010, $1,007 million in 2011, $772 million in 2012, $516 million in 2013, $516 million in 2014 and $2,209 million thereafter.

  The Corporation is obligated under several long-term ethylene and benzene feedstock supply agreements to supply INEOS NOVA with up to 440 million pounds of ethylene and up to 60 million gallons of benzene annually. The agreements run through December 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   SEGMENTED INFORMATION

  NOVA Chemicals considers both qualitative and quantitative factors in determining reportable segments. Before applying quantitative analyses, NOVA Chemicals aggregates the business segments with similar economic characteristics and business segments with similarities in each of the following areas: nature of the product and service, nature of the production process, type or class of customer, methods used to distribute the products or provide the services and, if applicable, the nature of the regulatory environment. Based on the aggregation of the operating segments, NOVA Chemicals performs quantitative tests based on revenue, profit and loss and assets and has determined that it has the following five reporting segments.

  (1)   JOFFRE OLEFINS

  Products: Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons and hydrogen.

  Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to third-parties who use ethylene to produce polyethylene and other products.

  (2)   CORUNNA OLEFINS

  Products: Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

  Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers and household goods. Energy co-products are primarily used by customers for fuel.

  (3)   POLYETHYLENE

  Products: LLDPE, LDPE, HDPE and Advanced SCLAIRTECH (AST) PE.

  Applications: Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles and toys. Industrial applications include storage drums, industrial wrap, retail packaging and building products.

  (4)   PERFORMANCE STYRENICS

  Products: EPS and ARCEL resins, as well as downstream business ventures. None of these products exceed the quantitative threshold for separate reportable segments.

  Applications: Performance Styrenics polymers are sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for the building and construction industry.

  (5)   INEOS NOVA JOINT VENTURE

  Products: Styrene, North American SPS, European EPS and SPS, ZYLAR® and NAS® resins.

  Applications: Styrene is used internally by INEOS NOVA to produce styrenic polymers or sold to customers who use styrene to produce styrenic polymers and other products such as synthetic rubber and unsaturated polyesters. SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances and construction components. EPS is sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   SEGMENTED INFORMATION (Continued)

  the building and construction industry. ZYLAR and NAS are high-clarity styrene acrylic co-polymers and blends or alloys thereof with added strength. They are used in medical applications, clear household appliance applications and computer housings.

  CORPORATE

  Corporate includes all stock-based compensation and profit sharing costs, all unrealized gains and losses on the stock-based forward transaction and mark-to-market feedstock derivatives and all restructuring, IPIC transaction costs and corporate operating costs.

  The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2.

  NOVA Chemicals accounts for intersegment sales and transfers as if the sales or transfers were to third-parties, that is, at current market price.

  The following tables provide information for each segment:

  REVENUE FROM EXTERNAL CUSTOMERS(1)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Joffre Olefins	290	$240	$1,104	$970
Corunna Olefins	344	290	1,680	1,334
Polyethylene	802	697	2,373	2,016
Performance Styrenics	143	104	401	402
INEOS NOVA Joint Venture	606	544	1,872	2,080
Eliminations	(6)	(4)	(64)	(70)

Total revenue from external customers	$2,179	$1,871	$7,366	$6,732

  (1)
  Third-party.

  INTERCOMPANY AND AFFILIATE REVENUE

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Joffre Olefins	$274	$263	$1,055	$833
Corunna Olefins	182	147	857	741
Polyethylene	1	1	10	6
Performance Styrenics	13	1	32	10
INEOS NOVA Joint Venture	29	8	70	12
Eliminations	(499)	(420)	(2,024)	(1,602)

Total intercompany and affiliate revenue	$—	$—	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   SEGMENTED INFORMATION (Continued)

  TOTAL REVENUE(1)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Joffre Olefins	$564	$503	$2,159	$1,803
Corunna Olefins	526	437	2,537	2,075
Polyethylene	803	698	2,383	2,022
Performance Styrenics	156	105	433	412
INEOS NOVA Joint Venture	635	552	1,942	2,092
Eliminations	(505)	(424)	(2,088)	(1,672)

Total revenue	$2,179	$1,871	$7,366	$6,732

  (1)
  Before intersegment eliminations.

  OPERATING INCOME (LOSS)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
			2008(1)	2007(1)
	Successor	Predecessor
Joffre Olefins	$105	$87	$621	$531
Corunna Olefins	(27)	(78)	(243)	152
Polyethylene	149	42	(43)	127
Performance Styrenics	(2)	(27)	(69)	(30)
INEOS NOVA Joint Venture	(2)	6	(103)	(5)
Corporate	(130)	(236)	(143)	(202)
Eliminations	(4)	(8)	36	(18)

Total operating income (loss)	$89	$(214)	$56	$555
Interest expense (net)	(85)	(94)	(156)	(175)
Other gains (losses)	1	6	(2)	20
Income tax (expense) recovery	(7)	63	62	(52)

Net (loss) income	$(2)	$(239)	$(40)	$348

  (1)
  Restated for adoption of CICA 3064, see Note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   SEGMENTED INFORMATION (Continued)

  DEPRECIATION AND AMORTIZATION

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
			2008(1)	2007(1)
	Successor	Predecessor
Joffre Olefins	$77	$33	$65	$57
Corunna Olefins	12	32	64	57
Polyethylene	34	37	76	69
Performance Styrenics	4	12	24	25
INEOS NOVA Joint Venture	—	13	25	21
Corporate	4	3	7	8

Total depreciation and amortization	$131	$130	$261	$237

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  CAPITAL EXPENDITURES

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
			2008	2007
	Successor	Predecessor
Joffre Olefins	$3	$3	$15	$21
Corunna Olefins	12	8	41	62
Polyethylene	35	24	77	33
Performance Styrenics	7	3	13	10
INEOS NOVA Joint Venture	3	3	20	30

Total capital expenditures	$60	$41	$166	$156

  ASSETS

	2009	2008(1)
Joffre Olefins	$2,587	$786
Corunna Olefins	539	1,008
Polyethylene	1,570	944
Performance Styrenics	132	303
INEOS NOVA Joint Venture	229	458
Corporate	478	507
Eliminations	(2)	1

Total assets	$5,533	$4,007

  (1)
  Restated for adoption of CICA 3064, see Note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   SEGMENTED INFORMATION (Continued)

  GEOGRAPHIC INFORMATION

  REVENUE FROM EXTERNAL CUSTOMERS(1)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
			2008	2007
	Successor	Predecessor
Canada	$593	$571	$2,617	$2,333
United States	1,120	897	3,349	2,896
Europe and Other	466	403	1,400	1,503

	$2,179	$1,871	$7,366	$6,732

  (1)
  Based on location of customer.

  ASSETS(1)

	2009	2008(2)
Canada	$4,892	$2,900
United States	388	766
Europe and Other	253	341

	$5,533	$4,007

  (1)
  Based on location of operating facility.

  (2)
  Restated for adoption of CICA 3064, see Note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS

  CATEGORIES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

  Carrying amounts and net gains/(losses) of NOVA Chemicals' financial instruments are classified into the following categories:

	Carrying amounts	From interest income (expense), net		Impairment charges(1)	Realized/Unrealized gain (loss)		Net gain (loss)
(millions of dollars)	Dec. 31, 2009	July 6– Dec. 31, 2009	Jan. 1– July 5, 2009	Jan. 1– Dec. 31, 2009	July 6– Dec. 31, 2009	Jan. 1– July 5, 2009	July 6– Dec. 31, 2009	Jan. 1– July 5, 2009
		Successor	Predecessor	2009	Successor	Predecessor	Successor	Predecessor
Held-for-trading financial assets (Notes 4 and 7)(2)	$285	$—	$—	$—	$48	$5	$48	$5
Held-for-trading financial liabilities (Notes 9 and 11)	$—	—	(4)	—	—	(9)	—	(13)
Loans and receivables (Notes 4 and 7)	$345	1	1	—	—	—	1	1
Available-for-sale securities(3)	$24	1	—	—	—	—	1	—
Other financial liabilities (Notes 9, 10 and 11)	$2,529	(83)	(88)	—	—	—	(83)	(88)

		$(81)	$(91)	$—	$48	$(4)	$(33)	$(95)

  (1)
  There were no impairment charges in the 2009 Predecessor or Successor periods.

  (2)
  Includes cash and cash equivalents.

  (3)
  $12 million included in Prepaid expenses and other assets recorded at fair value and $12 million included in Other non-current assets with no published market price and recorded at cost (Note 7).

Dec. 31, 2008 (millions of dollars)	Carrying amounts 2008	From interest income (expense), net	Impairment charges	Realized/ Unrealized gain (loss)	Net gain (loss)
Held-for-trading financial assets (Notes 3 and 5)	$74	$1	$—	$—	$1
Held-for-trading financial liabilities (Notes 9 and 11)	$178	(9)	—	(209)	(218)
Loans and receivables (Notes 4 and 7)	$324	4	—	—	4
Available-for-sale securities (Note 7)	$11	—	(5)	1	(4)
Other financial liabilities (Notes 9, 10 and 11)	$2,306	(141)	—	—	(141)

		$(145)	$(5)	$(208)	$(358)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  FINANCIAL INSTRUMENT FAIR VALUES

  Assets carried at fair value on the consolidated balance sheet at Dec. 31, 2009 are included in the following fair value hierarchy categories:

(millions of dollars)	Carrying amounts 2009	Level 1	Level 2	Level 3
Held-for-trading financial assets	$285	$267	$18	$—
Available-for-sale securities	12	12	—	—

	$297	$279	$18	$—

  Level Determinations and Classifications

  The Level I, II and III classifications in the fair value hierarchy utilized by the Corporation are defined as follows:

  Level I.    Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access. In determining Level I commodity derivatives trading fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange and the Intercontinental Exchange.

  Level II.    Fair values are determined using inputs other than unadjusted quoted prices that are observable for the asset or liability, either directly or indirectly.

  Commodity derivatives fair values falling within the Level II category are determined through the use of quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and location differentials. The Corporation includes over-the-counter derivatives with values based upon observable commodity futures curves and derivatives with input validated by broker quotes or other publicly available market data providers in Level II. Level II fair values also include fair values determined using valuation techniques, such as regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets. The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as applicable.

  Level III.    Fair values are determined using inputs for the asset or liability that are not readily observable. NOVA Chemicals has not determined any fair values using Level III.

  Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

  The carrying amounts reported on the Consolidated Balance Sheets for Cash and cash equivalents (included in the held-for-trading category), loans and receivables and other financial liabilities (excluding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  Long-term debt) approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

	Carrying Amount(1)		Estimated Fair Value(2)
December 31 (millions of dollars)	2009	2008	2009	2008
Long-term debt	$1,824	$1,650	$1,925	$1,032

  (1)
  Includes debt installments due within one year.

  (2)
  The fair value of long-term debt is based on quoted market prices (Level 1 on the fair value hierarchy), where available. For all other long-term debt, the balance in the consolidated balance sheets approximates market.

  FOREIGN EXCHANGE RISK MANAGEMENT

  NOVA Chemicals has U.S., Canadian and European-based petrochemical operations which expose the Company to both translation and transaction effects resulting from changes in currency exchange rates. Through Sep. 30, 2008, all of NOVA Chemicals operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation.

  In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposure of all of its businesses and concluded that the currency exposures of its Canadian entities predominately are now U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian entities using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amounts on Sep. 30, 2008, became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals' continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

  Impacts of the change in functional currency during 2008 are as follows:

  CONSOLIDATED STATEMENT OF (LOSS) INCOME

Increase in depreciation and amortization	$(6)
Increase in foreign exchange income	117
Decrease in tax expense	31

$142

  Through Sep. 30, 2008, NOVA Chemicals functional currency was the Canadian dollar which exposed the Corporation to currency risks from its investing, financing and operating activities. The Company has established and continues to use a policy that provides a framework for foreign currency management,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with the Company's foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out NOVA Chemicals' cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into NOVA Chemicals' functional currency were generally not hedged; however, the Company may hedge this risk under certain circumstances. NOVA Chemicals has not changed its policies as a result of the change in functional currency. To address the risks associated with now having the U.S. dollar as the Corporation's functional currency, NOVA Chemicals has:

  •
  Entered into a series of foreign currency forwards in January 2010, to effectively hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards lock in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million.

  •
  Made an effort to review significant purchase and sales contracts and where possible negotiate payments be made in U.S. dollars to decrease foreign currency exposures on working capital balances.

  A sensitivity analysis is provided below for both before and after the Corporation entered into the foreign currency forwards.

  Foreign currency risks may also result from certain investing activities such as the acquisition and disposal of investments in foreign companies, and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

  NOVA Chemicals' subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. NOVA Chemicals historically has not used currency derivatives to hedge such payments.

  At Dec. 31, 2009 and 2008, NOVA Chemicals had no outstanding foreign currency derivative instruments.

  At Dec. 31, 2009 and 2008, INEOS NOVA had several short-term foreign currency swaps outstanding maturing through Jan. 14, 2010 and Jan. 29, 2009, respectively. NOVA Chemicals' 50% share of the swaps fair value was not material to the Consolidated Financial Statements.

  Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to the change in functional currency, these transaction gains and losses were recorded in Feedstock and operating cost (2008—$14 million gain) and Selling, general and administrative expenses (2008—$23 million gain) in the Consolidated Statements of Income (Loss). After Oct. 1, 2008, NOVA Chemicals presented the impact of the change in functional currency ($117 million gain) on a separate line in the Consolidated Statements of Income (Loss).

  NOVA Chemicals' investing, financing and operating activities continue to be exposed to currency risks which effective Oct. 1, 2008, includes both translation and transaction effects. As of Dec. 31, 2009 and 2008, NOVA Chemicals had a net monetary liability position of $675 million and $857 million, respectively, in non-U.S. dollar currencies at their respective current exchange rates. Each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $5 million and $7 million after-tax, respectively. Any change in the Euro would not be material. Once the Cdn$250 million 7.85% notes are either locked at a forward exchange rate or paid off, each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the remaining net liability by $3 million after-tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  Currency risks, as defined by CICA Section 3862, arise when a monetary financial instrument is denominated in a currency that is not the functional currency.

  STOCK PRICE VOLATILITY RISK MANAGEMENT

  Prior to July 6, 2009, NOVA Chemicals had three cash-settled, stock-based incentive compensation plans that were marked to market with changes in the value of the Corporation's common stock price. In November 2005, NOVA Chemicals entered into cash-settled share forward transactions to manage the exposure to fluctuations in stock-based compensation costs related to the stock-based compensation plans. Compensation costs associated with these plans fluctuated as a result of changes in the market price of the Corporation's common stock. The forward transactions were to be cash-settled by November 2008, based on the difference between the Corporation's common stock price on the NYSE, and the average execution price. In 2008, the Corporation extended the forward transactions until November 2009.

  The intention of these transactions was to give the same economic effect as if the Corporation had borrowed money, purchased NOVA Chemicals' common shares and held them as assets. As the stock price changed, the mark-to-market impact related to the stock—based compensation liability would be offset by the mark-to-market impact related to the forward transactions until such time as the stock price fell below the grant price of the stock-based compensation units. Due to the decline in the Corporation's share price in 2008 and 2009, these forward transactions were no longer an effective economic hedge.

  Unrealized gains and losses associated with the forward transactions were recorded as part of Selling, general and administrative expenses, offsetting unrealized gains or losses on the cash-settled stock-based incentive compensation plans. At Dec. 31, 2008, the mark-to-market value of the forward transactions was a $118 million unrealized loss, resulting in a liability which was reported in Accounts payable and accrued liabilities, since the forward transactions were due to expire in November 2008 and subsequently extended for a one-year term.

  The forward transactions included an interest component which was accrued and payable on settlement or extension of the forward transactions. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 when the forward transactions were extended.

  Prior to Dec. 31, 2008, the Corporation agreed to terminate one of the forward transactions for 1,300,000 notional common shares. This forward transaction was cash settled for $42 million in January 2009. The counterparty had the election to terminate the remaining forward transaction (2,312,100 notional common shares) if the closing price of NOVA Chemicals' common shares on any three consecutive trading days commencing Feb. 1, 2009, was $8 or less. This stock price trigger was met and the counterparty elected to terminate the agreement on Feb. 4, 2009. The Corporation paid the counterparty $88 million on Feb. 12, 2009.

  COMMODITY PRICE RISK MANAGEMENT

  NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to the Company's hedging policy. NOVA Chemicals limits its positions in futures markets to proprietary feedstock requirements and does not use derivative instruments for speculative purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of NOVA Chemicals' crude inventory against changes in the market price. At inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within Feedstock and operating costs in the Consolidated Statements of Income (Loss). As of Dec. 31, 2009 and 2008, the Company had no outstanding commodity-based derivatives designated as fair value hedges.

  In addition, the Company utilizes options, swaps and futures instruments as economic hedges of commodity price exposures, but they either do not meet the hedge accounting criteria of CICA 3865 or are not designated as qualifying hedges. Gains and losses on commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

  The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that do not qualify for hedge accounting are as follows:

	Dec. 31, 2009			Dec. 31, 2008
(millions of U.S. dollars, except as noted)	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume—mm bbls	2.9	2.7	1.9	5.9	7.2	2.0
Weighted-average price per bbl	$88.61	$45.75	$72.25	$90.65	$50.28	$78.37
Fair value(1)	$16	$17	$(15)	$162	$(145)	$(82)
Term to maturity—months	1 - 36	1 - 36	4 - 36	1 - 48	1 - 48	4 - 48

  (1)
  Fair value at Dec. 31, 2008 does not include an adjustment for credit risk. EIC-173, was adopted on Jan. 1, 2009 and did not require restatement of prior periods

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of U.S. dollars)			2008	2007
	Successor	Predecessor
Unrealized gain (loss)	$51	$6	$(87)	$(21)
Realized (loss) gain	$(3)	$(1)	$(22)	$38

  NOVA Chemicals locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market improvement in 2009 as compared to 2008. As of Dec. 31, 2009, each 10% change in the price of crude oil, propane and butane would impact the value of the Corporation's derivative contracts and change net income by approximately $14 million, $10 million and $5 million, after tax, respectively. As of Dec. 31, 2008, each 10% change in the price of crude oil, propane and butane would impact the value of the Corporation's derivative contracts and change net income by approximately $26 million, $15 million and $5 million, after tax, respectively. The sensitivity analysis of NOVA Chemicals' commodity derivative contracts does not consider any adjustments for credit risk. See below for further sensitivity analysis of NOVA Chemicals' primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. As of Dec. 31, 2009, the Corporation remains exposed to price risk on open commodity derivatives until their maturity. There have

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  been no other changes in the Corporation's market risk exposure or how this risk is managed. Variable feedstocks are the single largest component of NOVA Chemicals' costs and account for 70-80% of the total cost of its products. NOVA Chemicals' primary feedstocks include ethane, propane, butane, crude oil and natural gas. Feedstock costs heavily influence the price of the Company's products and recently feedstock cost volatility has led to rapid changes in product prices.

  The following table illustrates how changes in various feedstock costs could affect NOVA Chemicals' after-tax income and other comprehensive income assuming all other factors are held constant. The sensitivity is based on 2009 actual consumption volumes (excluding hedged items and respective hedging instruments) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of dollars, except as noted)	Change	Increase/Decrease in After-Tax Income	Increase/Decrease in Comprehensive Income
Crude oil	10%	$30	$30
Natural gas	10%	$28	$28
Propane	10%	$10	$10
Butane	10%	$25	$25

  INTEREST RATE RISK MANAGEMENT

  Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects net income if such debt is measured at fair value. All of NOVA Chemicals fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk.

  The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. When deemed appropriate, NOVA Chemicals enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2009 and 2008, the Company had no floating-for-fixed interest rate swaps outstanding.

  In prior years, a series of interest rate swaps on $550 million of fixed-rate debt were liquidated, resulting in a before-tax gain of $40 million in total. The gains were deferred and were being recognized in income (loss) as a reduction of interest expense over the terms of the related debt instruments, of which $300 million matured in 2006 and $250 million matured in 2009. As a result of NOVA Chemicals adoption of CICA Section 3865, on Jan. 1, 2007 the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

  For the disclosure of market risks, CICA Section 3862 requires a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of Dec. 31, 2009, were used.

  Changes in market interest rates would affect interest expense of NOVA Chemicals' variable rate, long-term debt which is included in the sensitivity analysis calculation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  At Dec. 31, 2009, if interest rates at that date had been 0.5% higher, with all other variables held constant, after-tax income and comprehensive income for the year would have been $2 million lower, arising mainly as a result of higher interest expense on variable rate borrowings.

  LIQUIDITY RISK MANAGEMENT

  Liquidity risk is the risk that the Company will not have sufficient funds available to meet its liabilities. NOVA Chemicals seeks to maintain liquidity within a targeted range in the form of cash and undrawn revolving credit facilities to position the Company to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of Company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in Company operations and capital requirements to maintain and grow operations. Liquidity totaled $831 million at Dec. 31, 2009 and $573 million at Dec. 31, 2008. NOVA Chemicals primary objective has always been to focus on and monitor liquidity and cash flow.

  NOVA Chemicals' financial liabilities mature as follows:

	Dec. 31, 2009
(millions of dollars)	Due within 1 year	Due between 1 year and 5 years	Due after 5 years
Bank loans	$1	$—	$—
Current other liabilities (Note 9)	646	—	—
Long-term debt (Note 10)
Unsecured debentures and notes	239	800	800
Preferred shares	75	—	—
Other unsecured debt	3	20	17
Interest payments	156	471	238
Other long-term liabilities (Note 11)	—	39	381

	$1,120	$1,330	$1,436

  Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, accounts receivable securitization programs, undrawn revolving credit facilities and internal actions taken to reduce costs and conserve cash. Capital market transactions may also be used in managing the balance between maturing obligations and available liquidity. The Company's future liquidity is dependent on factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing. For further discussion about NOVA Chemicals liquidity, see Revolving Credit Facilities and Covenants in Note 10.

  CREDIT RISK MANAGEMENT

  Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes that fair value of contracts with individual counterparties which are recorded in the Consolidated Financial Statements.

  For derivative financial instruments, NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate that any counterparties it

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  currently transacts with will fail to meet their obligations. At Dec. 31, 2009 and Dec. 31, 2008, NOVA Chemicals had no credit exposure for foreign currency, interest rate or share-based instruments. At Dec. 31, 2009, NOVA Chemicals had $17 million credit exposure for commodity-based instruments (Dec. 31, 2008—$1 million).

  In order to manage credit and liquidity risk, NOVA Chemicals invests only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically NOVA Chemicals invests only in overnight bank term deposits.

  Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Concentration of credit risk relates primarily to the Corporation's receivables, as certain customer groups are located in the same geographic area and operate in the same industry. NOVA Chemicals monitors receivables based on two such concentrations: North America and Europe. At Dec. 31, 2009, approximately 88% of the Corporation's receivables were from North American customers and 12% were from customers in Europe. Trade receivables over 30 days were down from 5% at Dec. 31, 2008, to 3% at Dec. 31, 2009 of total trade receivables. NOVA Chemicals does not consider its trade receivables to be impaired. There is no current indication as of Dec. 31, 2009, that the debtors will not meet their obligations, but NOVA Chemicals continues to monitor all trade receivables. Bad debt write-offs during 2009 were also immaterial as a percentage of total revenue and in line with prior years' experience. The Corporation manages its credit risk relating to trade receivables through credit approval and monitoring procedures. NOVA Chemicals establishes and reviews limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low risk are reviewed and approved every eighteen months (although a review may be accelerated if payment deterioration is noted) and accounts rated medium risk are reviewed and approved every twelve months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing credit limits to accommodate rapid price increases. In those cases, NOVA Chemicals may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. High risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on "credit watch" when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer's financial condition is weakening. If necessary, NOVA Chemicals can utilize credit insurance programs to ensure payment. NOVA Chemicals may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economical risk of selling in a certain country. The most prominent forms of security used by NOVA Chemicals are letters of credit and personal or corporate guarantees. Letters of credit must be issued through acceptable banks with international standing. At Dec. 31, 2009, NOVA Chemicals held collateral of approximately $16 million in a combination of letters of credit and personal and corporate guarantees from various customers.

  The maximum exposure to credit risk is represented by the carrying amounts of the financial assets classified as loans and receivables in Note 22.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

  The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from U.S. GAAP. The effect of these differences on the Corporation's Consolidated Statements of Net Income (Loss) and Consolidated Balance Sheets are as follows:

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan.1–July 5, 2009
(millions of dollars)			2008(1)(2)	2007(1)(2)
	Successor	Predecessor
Net (loss) income in accordance with Canadian GAAP	$(2)	$(239)	$(40)	$348
Add (deduct) adjustments for:
Derivative instruments and hedging activities(2)	—	—	12	(1)
Inventory costing(3)	—	—	—	7
Stock-based compensation(4)	—	(1)	4	3
Accounting for uncertainty in income taxes(5)	—	—	—	6

Net (loss) income in accordance with U.S. GAAP	$(2)	$(240)	$(24)	$363

Comprehensive (loss) income in accordance with Canadian GAAP	$3	$(235)	$(186)	$578
Add (deduct) adjustments to Canadian GAAP net income (loss) for:
Derivative instruments and hedging activities(2)	—	—	12	(1)
Inventory costing(3)	—	—	—	7
Stock-based compensation(4)	—	(1)	4	3
Accounting for uncertainty in income taxes(5)	—	—	—	6
Pension liability adjustments (less tax of $(3), $26, $(11) and $21, respectively)(6)	7	(45)	(34)	(45)

Comprehensive income (loss) in accordance with U.S. GAAP	$10	$(281)	$(204)	$548

	2009	2008	2007
Accumulated other comprehensive income
Unrealized loss on available-for-sale securities	$—	$—	$(1)
Unrealized gain on translation of self-sustaining foreign operations	5	462	609
Pension liability adjustments(6)	7	(161)	(127)

Accumulated other comprehensive income in accordance with U.S. GAAP	$12	$301	$481

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

December 31 (millions of dollars)	2009	2008(8)
Balance sheet items in accordance with U.S. GAAP(2)(7)
Current assets(3)	$1,310	$1,044
Intangibles and other assets(1)(6)	653	154
Property, plant, and equipment (net)(1)	3,570	2,808
Current liabilities(2)(5)	(997)	(1,163)
Long-term debt(2)	(1,512)	(1,270)
Deferred income taxes(1)(2)(3)(4)(5)(6)	(770)	(312)
Deferred credits and long-term liabilities(2)(4)(5)(6)	(454)	(515)

Common shareholders' equity(5)(6)	$1,800	$746

  There are no material reconciling items between Canadian GAAP and U.S. GAAP with respect to information in the consolidated statements of cash flows.

  NOVA Chemicals adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 805-10-65, Business Combinations—Overall—Transition and Open Effective Date Information, in connection with the push-down accounting treatment used for the IPIC transaction (see Note 3). This Section addresses application issues raised on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination; retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for the acquirer to be identified for each business combination; and improved reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of the financial statements. This Section requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. FASB ASC Section 805-10-65 is substantially the same as CICA 1582 and therefore no U.S. GAAP differences exist with respect to NOVA Chemicals application of push-down accounting for the IPIC transaction.

  Also in connection with the push-down accounting treatment used for the IPIC transaction, NOVA Chemicals adopted Accounting Standards Update (ASU) No. 2009-5, Fair Value Measurements and Disclosures (Topic 820). ASU No. 2009-5 provides clarification on methodology required to measure fair value in certain circumstances in which a quoted market price in an active market for an identical liability is not available, and allows a valuation technique that uses the quoted market price of the identical liability when traded as an asset. NOVA Chemicals applied this methodology when valuing its senior notes as described in Note 3.

  (1)
  Start-up Costs.    Prior to Jan. 1, 2009, Canadian GAAP provided that when an entity starts up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. On Jan. 1, 2009, NOVA Chemicals adopted CICA 3064 (see Note 2), which harmonizes Canadian GAAP and U.S. GAAP in accounting for start-up costs. Prior periods have been restated to reflect this change.

  (2)
  Derivative Instruments and Hedging Activities.    CICA 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA 3865 harmonizes Canadian GAAP with U.S. GAAP FASB ASC Topic 815, Derivatives and Hedging, by establishing standards for when and how hedge accounting may be applied and recorded. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

    GAAP and U.S. GAAP. The 2008 U.S. GAAP adjustment was a loss of $1 million (2007—$(1)); U.S. GAAP FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring the fair value of financial assets and liabilities. In October 2008, FASB ASC paragraph 820-10-65-2, Fair Value Measurements and Disclosures—Overall—Transition and Open Effective Date Information, was issued to clarify the application of FASB ASC Topic 820. In particular, FASB ASC Topic 820 requires a company to consider its own credit risk and the credit risk of a counterparty when determining the fair value of a derivative instrument. Canadian GAAP issued EIC 173 in January 2009 which harmonized this aspect of FASB ASC Topic 820 with Canadian GAAP. Because EIC 173 was not effective for Canadian GAAP until Jan. 12, 2009, and NOVA Chemicals elected not to early adopt this standard, a GAAP difference existed at Dec. 31, 2008. As a result, the Company recognized $18 million in income ($12 million after-tax) during 2008 to properly reflect credit risk valuation adjustments on its mark-to-market feedstock derivatives, as required by FASB ASC Topic 820. No further U.S. GAAP difference exists in 2009. For information regarding the Corporation's use of derivatives and hedging activities under Canadian GAAP, see Note 22.

  (3)
  Inventory Costing.    Prior to Jan. 1, 2008, Canadian GAAP allowed fixed overhead costs associated with production activities to be expensed during the period; whereas, U.S. GAAP requires an allocation of fixed production overhead to inventory under FASB ASC Section 330-10-30, Inventory—Overall—Initial Measurement. On Jan. 1, 2008, NOVA Chemicals adopted CICA 3031 (see Note 2), which harmonizes Canadian GAAP and U.S. GAAP in accounting for inventories. Therefore, as of Jan. 1, 2008, no further U.S. GAAP difference exists.

  (4)
  Stock-based compensation.    Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value. U.S. GAAP, FASB ASC Topic 718, Compensation—Stock Compensation, requires the share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. All stock-based compensation plans were terminated upon closing of the IPIC transaction.

  (5)
  Income Taxes.    FASB ASC Section 740-10-25, Income Taxes—Overall—Recognition, clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FASB ASC Section 740-10-25 on Jan. 1, 2007, at which time a FASB ASC Section 740-10-25 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. During 2007, these differences have reversed and resulted in a $6 million decrease in tax expense for U.S. GAAP purposes. NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. In 2009, the liability was increased by $22 million, with an additional $2 million reclassified from existing deferred taxes. It is NOVA Chemicals' policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Dec. 31, 2009, NOVA Chemicals had approximately $4 million accrued for the payment of interest and penalties.

  (6)
  Pension Liability Adjustment.    FASB ASC Topic 715, Compensation—Retirement Benefits, requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). At Dec. 31, 2007, NOVA Chemicals increased its FASB ASC Section 715-20-55 pension and post-retirement liability by $66 million, resulting in a charge of $45 million (net of tax) to OCI. At Dec. 31, 2008, NOVA Chemicals increased its FASB ASC Section 715-20-55 pension and post-retirement liability by $23 million, resulting in a charge of $34 million (net of tax) to OCI. For the period from Jan. 1, 2009 to July 5, 2009, NOVA Chemicals increased its FASB ASC Section 715-20-55 pension and post retirement liability by $71 million, resulting in a charge of $45 million (net of tax) to OCI. As a result of push-down accounting in connection with the IPIC acquisition (see Note 3), all previously unrecognized FASB ASC Section 715-20-55 amounts were recorded on the Canadian GAAP consolidated balance sheet. During the period from July 6, 2009 to Dec. 31, 2009 (post IPIC acquisition), NOVA Chemicals decreased its FASB ASC Section 715-20-55 pension and post-retirement liability by $10 million, resulting in a credit of $7 million (net of tax) to OCI.

  (7)
  Joint Ventures.    NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income (loss) or shareholders' equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

  (8)
  Certain comparative figures have been reclassified to conform with current periods' presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   NEW ACCOUNTING PRONOUNCEMENTS

  Canadian GAAP

  Certain Canadian accounting standards and interpretations have been issued that are not required to be adopted until after Dec. 31, 2009, and have not been early adopted by NOVA Chemicals. Pronouncements which may have a future impact on NOVA Chemicals accounting policies or on the presentation of the Consolidated Financial Statements are amendments to CICA 3855, which provide guidance on application of the effective interest method; and EIC 175, Multiple Deliverable Revenue Arrangements, which addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The amendments to CICA 3855 and new EIC are not required to be adopted by NOVA Chemicals until January 2010 and January 2011, respectively, and are currently being evaluated.

  Transition to IFRS

  In October 2009, the Canadian Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft which confirmed that the use of International Financial Accounting Standards ("IFRS") will be required for interim and annual financial statements of publicly accountable enterprises relating to fiscal years beginning on or after Jan. 1, 2011. IFRS will replace Canadian GAAP for listed companies and other profit oriented enterprises that are responsible to large or diverse groups of stakeholders. We will be adopting IFRS commencing Jan. 1, 2011 and will publish our first consolidated financial statements prepared in accordance with IFRS for the quarter ended Mar. 31, 2011. These interim financial statements will include comparative data for the comparative quarter of the prior year and an opening statement of financial position on the date of transition to IFRS.

  We developed our IFRS convergence plan in 2008 and are continuing to assess the impacts of adopting IFRS with regard to our financial reporting, information technology, business policies and our control environment. An IFRS Technical Steering Team was established in 2008 to provide overall project governance and approval of decisions on accounting policies and selection of optional exemptions. As a result of the IPIC acquisition, the framework of our IFRS convergence plan now includes the requirement that policy decisions need to be in compliance with accounting and disclosure policies of IPIC. All accounting policy determinations are reviewed and discussed with the our external auditors to confirm our interpretation of the standards.

  U.S. GAAP

  Certain U.S. accounting standards and interpretations have been issued that are not required to be adopted until after Dec. 31, 2009, and have not been early adopted by NOVA Chemicals. Pronouncements which may have a future impact on NOVA Chemicals' accounting policies or on the presentation of the Consolidated Financial Statements are ASU No 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. These new standards are not required to be adopted by NOVA Chemicals until Jan. 1, 2010, and are currently being evaluated.

25.   SUBSEQUENT EVENTS

  FOREIGN CURRENCY FORWARD TRANSACTIONS (Note 22)

  In January 2010, NOVA Chemicals entered into a series of foreign currency forwards to effectively hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards lock in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

25.   SUBSEQUENT EVENTS (Continued)

  ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS (Note 4)

  In February 2010, the Corporation entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace the prior programs before they expired. The new programs expire in February 2012 and each allow for a maximum funding of $100 million. The programs in existence at Dec. 31, 2009 are governed by the same financial covenants as the total return swap and the new programs entered into in February 2010 are governed by the same financial covenants as the senior secured revolving credit facility (see Note 10).

  UNION PIPELINE PROJECT

  In February 2010, NOVA Chemicals and Buckeye Partners L.P. announced the signing of a memorandum of understanding regarding the evaluation and possible development of a mixed natural gas liquids pipeline from the Marcellus Basin in Pennsylvania to the refining and petrochemical complex in the Sarnia-Lambton area in Ontario, Canada. NOVA Chemicals hopes to be able to secure long-term competitive petrochemical feedstock supply via this Union Pipeline Project.

EXHIBIT INDEX

Exhibit No.		Description
1.1		Certificate and Articles of Continuance of NOVA Chemicals Corporation dated July 6, 2009 (1)
1.1		General By-Law No. 3 of NOVA Chemicals Corporation dated July 6, 2009 (1)
2.1
Indenture, dated as of October 16, 2009, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee in respect of the 8.375% Senior Notes due 2016 and 8.625% Senior Notes due 2019 (2)
2.2
Indenture, dated as of September 21, 1995, between NOVA Chemicals Corporation, as successor to NOVACOR Chemicals Ltd., and JP Morgan Trust Company, N.A., as successor trustee to The First National Bank of Chicago (3)
2.3		Indenture, dated as of August 28, 2000, between NOVA Chemicals Corporation, as Issuer and CIBC Mellon Trust Company, as Trustee (4)
2.4		Indenture, dated as of January 13, 2004, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee (5)
2.5		Indenture, dated as of October 31, 2005, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee (6)
2.6
Registration Rights Agreement, dated as of October 16, 2009, by and among NOVA Chemicals Corporation, and Barclays Capital Inc., HSBC Securities (USA) Inc., RBC Capital Markets Corporation, and TD Securities (USA) LLC, as Representative of the Initial Purchasers in respect of the 8.375% Senior Notes due 2016 and 8.625% Senior Notes due 2019 (7)
4.1		Restated Credit Agreement, dated as of November 17, 2009, among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto (8)
4.2		Arrangement Agreement, dated as of February 23, 2009, by and between NOVA Chemicals Corporation and International Petroleum Investment Company (9)
4.3		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and former directors (10)
4.4		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and Directors (11)
7.1	*	Computation of Earnings to Fixed Charges
8.1	*	List of Subsidiaries
12.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*
Certification of Todd Karran, Senior Vice President, Chief Financial Officer and Treasurer of NOVA Chemicals Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.		Description
13.2	*	Certification of Todd Karran, Senior Vice President, Chief Financial Officer and Treasurer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)
Incorporated by reference from the Report on Form 6-K of NOVA Chemicals Corporation filed on August 6, 2009.

(2)
Incorporated by reference from Exhibit 4.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(3)
Incorporated by reference from Exhibit 7.1 to the Registration Statement on Form F-9 of NOVA Chemicals Corporation, File No. 333-6108.

(4)
Incorporated by reference from Exhibit 4.3 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(5)
Incorporated by reference from Exhibit 7.1 to the Registration Statement on Form F-10 of NOVA Chemicals Corporation, File No. 333-113038.

(6)
Incorporated by reference from the Report on Form 6-K of NOVA Chemicals Corporation filed on November 1, 2005.

(7)
Incorporated by reference from Exhibit 4.6 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(8)
Incorporated by reference from Exhibit 10.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(9)
Incorporated by reference from Schedule B to Material Change Report filed as Exhibit 99.1 to the Report on Form 6-K of NOVA Chemicals Corporation filed on February 25, 2009.

(10)
Incorporated by reference from Exhibit 10.3 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(11)
Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

*
Filed herewith.