Form 20-F
period 2010-12-31
NOVA CHEMICALS CORP /NEW
filed 2011-03-09
CIK 922960

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Contact Person: Todd D. Karran
Senior Vice President and Chief Financial Officer
1000 7th Avenue S.W.
Calgary, Alberta
Canada, T2P 5L5
Telephone: 403-750-3600
Fax: 403-269-7410
(name, telephone, e-mail and/or facsimile number and address of company contact person)

          Securities registered or to be registered pursuant to Section 12(b) of the Act. None

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 8.375% senior notes due
2016 and 8.625% senior notes due 2019

          As of December 31, 2010, there were 141,494,222 shares of the registrant's common stock outstanding.

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes    ☐ No

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

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

          ☐ Yes    ☒ No

EXPLANATORY NOTES

The Corporation

        We are a global company continued under the laws of the province of New Brunswick, Canada, with our head office located at 1000-7th Avenue S.W., Calgary, Alberta, Canada T2P 5L5, and our United States commercial center located at 1555 Coraopolis Heights Road, Moon Township, PA 15108. Our telephone number is (403) 750-3600. We maintain a website at www.novachemicals.com. The information on our website is not a part of this annual report on Form 20-F.

        Unless otherwise indicated or required by the context, as used in this Form 20-F, the terms "NOVA Chemicals," the "Corporation," "we," "our" and "us" refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated under Canadian generally accepted accounting principles.

Presentation of Financial Information

        The Annual Audited Consolidated Financial Statements contained in this annual report on Form 20-F are reported in U.S. dollars but have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Canadian GAAP differs in certain material respects from U.S. GAAP. Note 24 to our Annual Audited Consolidated Financial Statements contained in this annual report on Form 20-F summarizes the effect on our Annual Audited Consolidated Financial Statements of the principal differences between GAAP in Canada and in the United States.

        Beginning January 1, 2011, our Consolidated Financial Statements will be prepared in accordance with International Financial Reporting Standards ("IFRS"), see FUTURE CHANGES IN ACCOUNTING POLICIES, Transition to IFRS in our "Management Discussion and Analysis of Financial Condition and Results of Operation" included in this annual report under "Item 5—Operating and Financial Review and Prospects."

Market and Industry Data

        We obtained the market and competitive position data used throughout this annual report from our own research, surveys or studies conducted by third parties and industry or general publications, including data from Chemical Market Associates, Inc., Nexant ChemSystems, the American Chemistry Council, IHS Global Insight and other petrochemical industry consultants. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable. We have not independently verified such data. Similarly, our internal research has not been verified by any independent sources.

TRADEMARKS

Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

ARCEL®, ELEMIX®, DYLARK®, DYLITE®, and NOVACAT® are registered trademarks of NOVA Chemicals Inc.

SCLAIR® and SURPASS® are registered trademarks of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

Responsible Care® or variations thereof is a registered trademark of the Chemistry Industry Association of Canada in Canada and a registered service mark of the American Chemistry Council ("ACC") in the United States.

 DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

        This annual report on Form 20-F contains forward-looking information with respect to us within the meaning of U.S. federal securities laws. By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may vary from the forward-looking information.

        Forward-looking information for the time periods beyond 2011 involves longer-term assumptions and estimates than forward-looking information for 2011 and is consequently subject to greater uncertainty. We caution readers of this annual report on Form 20-F not to place undue reliance on our forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

        The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "should," "would," and "could" often identify forward-looking information. Specific forward-looking information contained in this annual report on Form 20-F includes, among others, our beliefs about and expectations for our Olefins/Polyolefins business unit, including our beliefs about our cost advantaged feedstock position, our beliefs regarding export flows of natural gas from Alberta and ethane availability for our ethylene plants in Western Canada, our plans to source additional feedstock that is not necessarily tied to export natural gas flows from Alberta, our agreements with Hess and affiliates of Mistral to purchase and transport ethane production from Hess' Tioga Gas Plant in North Dakota via a pipeline to Alberta, Canada, our agreements with AltaGas for long-term, cost-competitive ethane and other natural gas liquids supply from AltaGas' Harmattan-Elkton Gas Plant and the timing of start-up of this co-stream project; our expectations for our modernization and expansion project at our Mooretown, Ontario, plant, our beliefs about ethylene and polyethylene supply and demand, and our beliefs about the Marcellus Basin, including our belief that our Corunna facility could become an ideal outlet for ethane from the Marcellus Basin as well as other nearby shale formations and our hope to be able to secure long-term competitive petrochemical feedstock supply for our Sarnia operations via an ethane pipeline from the Marcellus Basin; our beliefs about and expectations for our Performance Styrenics segment, including our belief that the restructured business can be successful; our expectation that we will not record a material gain or loss related to the sale of our 50% interest in the INEOS NOVA joint venture; our beliefs about our competitive advantages and our ability to compete successfully; our beliefs about expected funding for our pension and retirement plans; our beliefs about environmental matters, including our expectation that legally binding federal greenhouse gas emission reduction requirements will be imposed on our operations in Canada and our expected costs to conduct decommissioning and site restoration; our beliefs regarding our transition to IFRS and expected impacts; and general economic conditions.

        With respect to forward-looking information contained in this annual report on Form 20-F, we have made material assumptions regarding, among other things: future oil, natural gas, natural gas liquids and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; and our ability to obtain financing on acceptable terms. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

        Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking information include: a deterioration in our cash balances or liquidity; our ability to access capital markets, which could impact our ability to react to changing economic and business conditions; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; our ability to implement our business strategy; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; uncertainties associated with the North American, South American, European and Asian economies; terrorist attacks; severe weather and other risks detailed from time to time in our publicly filed disclosure documents and securities commission reports. The information contained in this annual report on Form 20-F, including the information provided under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance.

        The forward-looking information in this annual report on Form 20-F is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this annual report on Form 20-F, and except as required by applicable law, we undertake no obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

    Not Applicable

Item 2.    Offer Statistics and Expected Timetable

    Not Applicable

Item 3.    Key Information

3.A. SELECTED FINANCIAL DATA

        The selected historical consolidated financial information set forth below has been derived from our Annual Audited Consolidated Financial Statements for each of the years in the five-year period ended December 31, 2010, which statements have been audited by Ernst & Young LLP, Chartered Accountants.

        Certain amounts in the selected historical consolidated financial information presented below have been restated from that which has been included elsewhere in this annual report on Form 20-F due to adoption of new accounting standards or to conform with the presentation of our financial information for the year ended December 31, 2010. In the opinion of management, all adjustments considered necessary for a fair presentation of our results and financial position have been included in those results and financial position.

        The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our Annual Audited Consolidated Financial Statements, the notes thereto and the section entitled "Item 5—Operating and Financial Review and Prospects."

        For a description of our election to use push-down accounting and predecessor/successor presentation, see "Item 5—Operating and Financial Review and Prospects—IPIC Transaction."

        The associated results of operations, financial position and cash flows for the INEOS NOVA joint venture and our building and construction businesses, collectively known as SYNTHEON, are reported as discontinued operations and assets and liabilities held for sale for all periods presented in this annual report on Form 20-F. For related summarized financial information, see Note 3 in the Annual Audited Consolidated Financial Statements.

				Year Ended Dec. 31,
		July 6- Dec. 31, 2009 Restated(a)	Jan. 1- July 5, 2009 Restated(a)
(millions of U.S. dollars)	Year Ended Dec. 31, 2010			2008 Restated(a)	2007 Restated(a)	2006 Restated(a)
	Successor		Predecessor
Consolidated Statement of Income (Loss) Data:
Revenue	$4,576	$1,612	$1,345	$5,645	$4,893	$4,629
Feedstock and operating costs	3,466	1,157	1,167	5,055	3,766	3,764
Depreciation and amortization	243	131	117	235	215	186
Selling, general and administrative	209	82	175	212	218	182
Research and development	35	17	17	44	45	43
Foreign exchange losses (gains)	13	104	39	(117)	—	—
Restructuring charges(b)	20	22	41	32	13	68

Total operating expenses	3,986	1,513	1,556	5,461	4,257	4,243

Operating income (loss) from continuing operations	590	99	(211)	184	636	386

Interest expense, net	(183)	(83)	(92)	(149)	(171)	(170)
Other (losses) gains(c)	(54)	—	6	(1)	18	—

	(237)	(83)	(86)	(150)	(153)	(170)

Income tax (expense) recovery from continuing operations	(120)	(7)	62	71	(48)	(4)

Income (loss) from continuing operations	233	9	(235)	105	435	212
Income (loss) from discontinued operations, net of income taxes	26	(11)	(4)	(145)	(87)	(920)

Net income (loss)	$259	$(2)	$(239)	$(40)	$348	$(708)

Selected Financial Data:
Revenue from continuing operations(d)
Olefins/Polyolefins	$4,308	$1,482	$1,258	$5,301	$4,533	$4,281
Performance Styrenics	304	143	93	388	371	348
Intersegment eliminations	(36)	(13)	(6)	(44)	(11)	—

Total revenue from continuing operations	$4,576	$1,612	$1,345	$5,645	$4,893	$4,629

Operating income (loss) from continuing operations
Olefins/Polyolefins	$788	$223	$43	$371	$792	$637
Performance Styrenics	2	5	(19)	(49)	(28)	(25)
Corporate	(200)	(129)	(235)	(138)	(128)	(226)

Total operating income (loss) from continuing operations	$590	$99	$(211)	$184	$636	$386

Other Consolidated Financial Data:
Capital expenditures for continuing operations	$126	$55	$35	$144	$126	$173
Cash provided by (used in) operating activities	575	(20)	(258)	272	329	350
Ratio of earnings to fixed charges(e)	2.8	1.2	N/A	1.3	3.5	2.1
U.S. GAAP Financial Data:
Revenue	$4,576	$1,612	$1,345	$5,645	$4,893	$4,629
Net income (loss)	259	(2)	(240)	(24)	363	(703)

	Dec. 31,
(millions of U.S. dollars)	2010	2009 Restated(a)	2008 Restated(a)	2007 Restated(a)	2006 Restated(a)
	Successor		Predecessor
Consolidated Balance Sheets Data (at end of period):
Cash and cash equivalents	$300	$232	$40	$67	$49
Working capital(f)	266	256	(28)	238	45
Plant, property and equipment (net)	3,456	3,553	2,486	2,734	2,452
Total assets	5,670	5,596	4,082	5,143	4,141
Total debt(g)	1,541	1,824	1,650	1,795	1,780
Shareholder's equity	2,049	1,793	895	1,072	521
U.S. GAAP Financial Data:
Total assets	5,670	5,596	4,081	5,177	4,164
Total debt(h)	1,541	1,824	1,650	1,794	1,782
Shareholder's equity	2,009	1,800	746	987	466

Notes:

(a)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(b)
Restructuring charges include:

				Year Ended Dec. 31,
	Year Ended Dec. 31, 2010	July 6- Dec. 31, 2009 Restated(a)	Jan. 1- July 5, 2009 Restated(a)
(millions of U.S. dollars)				2008 Restated(a)	2007 Restated(a)	2006 Restated(a)
	Successor		Predecessor
Asset impairments	$20	$—	$17	$17	$—	$—
Severance costs	—	21	13	6	7	68
Other	—	1	11	9	6	—

	$20	$22	$41	$32	$13	$68

  In 2006, restructuring charges consisted of a $53 million charge for severance, pension and other employee-related costs as a result of restructuring our North American operations to better align resources and reduce costs and a $15 million charge related to the accrual of expected severance costs for our Chesapeake, VA plant which was closed in 2006. In 2007, restructuring charges consisted of $7 million associated with the elimination of approximately 90 positions in the U.S. and Europe and $6 million for other restructuring actions taken to reduce costs. In 2008, restructuring charges consisted of $32 million related to impairment charges for certain joint venture and equity investments, costs incurred for discontinued capital projects and other restructuring costs related to actions taken to reduce costs. In the period January 1 to July 5, 2009, restructuring charges consisted of $31 million related to our decision to exit the DYLARK® engineering resin business and $10 million of severance and other employee related costs related to restructuring of our Performance Styrenics business. In the period July 6 to December 31, 2009, restructuring charges consisted of $21 million related to severance and other employee related costs due to restructuring activities across the Corporation and $1 million related to our decision to exit the DYLARK engineering resin business. In 2010, restructuring charges consisted of $20 million related to impairment charges to assets within the Performance Styrenics segment.

(c)
Other (losses) gains include:

				Year Ended Dec. 31,
		July 6- Dec. 31, 2009 Restated(a)	Jan. 1- July 5, 2009 Restated(a)
(millions of U.S. dollars)	Year Ended Dec. 31, 2010			2008 Restated(a)	2007 Restated(a)	2006 Restated(a)
	Successor		Predecessor
Dow Chemical patent litigation	$(95)	$—	$—	$—	$—	$—
Insurance claim	45	—	—	—	—	—
Gain on sale of Chesapeake	—	—	—	—	17	—
Gain on sale of Cambridge	—	—	—	—	1	—
Other	(4)	—	6	(1)	—	—

	$(54)	$—	$6	$(1)	$18	$—

(d)
Intersegment eliminations relate to feedstock requirements for our long-term styrene monomer processing agreement. Prior to the expansion of our INEOS NOVA joint venture on October 1, 2007, this agreement was part of our STYRENIX segment. Subsequently, this agreement is part of our Performance Styrenics segment.

(e)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes plus fixed charges (excluding capitalized interest during the period). Fixed charges consist of interest expense, capitalized interest and amortization of bond discount and issue costs. For the period January 1, 2009 through July 5, 2009, earnings were insufficient to cover fixed charges, and the ratio is not meaningful. Periods prior to 2010 have been restated to reflect only continuing operations.

(f)
Working capital equals accounts receivable plus prepaid expenses plus inventories less accounts payable and accrued liabilities.

(g)
Total debt equals long-term debt plus installments on long-term debt due within one year and bank loans.

(h)
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

        Our historical operating results reflect the cyclical and volatile nature of plastics and chemical businesses. Our businesses historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of oversupply, resulting from capacity additions. Prolonged oversupply leads to declining capacity utilization rates, prices and profit margins. The markets for ethylene, co-products and polyethylene, are also highly cyclical, resulting in volatile profits and cash flow over the business cycle. Because we derive nearly all of our revenue from sales of these products, our operating results are more sensitive to this cyclical nature than many of our competitors who have more diversified businesses. This cyclicality is exacerbated by volatility in feedstock prices. We cannot provide assurance that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in our operating results.

        Excess industry capacity, especially at times when demand is weak, has in the past and may in the future cause us and other industry participants to lower production rates, which can reduce our margins, income and cash flow.

Rising costs of energy and raw materials may result in increased operating expenses and reduced results of operations.

        We purchase large amounts of energy and raw materials, including natural gas and crude oil, for our businesses, representing a substantial portion of our operating expenses. The prices of energy and raw materials have historically been highly volatile and cyclical, and our energy and raw material costs have fluctuated significantly in recent years. Although certain of our customer contracts are tied to changes in feedstock costs or provide for surcharges if feedstock costs change, many contracts are tied to market prices. Currently, the price of crude oil is disproportionately higher than the price of natural gas resulting in a higher than historical average ratio between the two potentially giving natural gas-based producers an advantage over oil-based producers. We cannot predict whether and to what extent energy and/or raw materials prices will rise in the future or whether and to what extent we will be able to pass on such cost increases to our customers. Any significant energy and/or raw materials cost increase could have a material adverse effect on our business, results of operations, financial condition or cash flow.

Interruptions in our supply of raw materials could adversely affect our business.

        We purchase large amounts of raw materials, including natural gas and crude oil, for our businesses. If temporary shortages due to disruptions in supply caused by weather, transportation, production delays, regulatory changes or other factors require us to procure our raw materials from sources other than our current suppliers, we cannot provide any assurance that we will be able to do so on terms as favorable as our current terms, or at all. Currently, the amount of ethane available as feedstock in Alberta is largely dependent on volumes of natural gas available to be processed at the ethane extraction plants ("Straddle Plants") on the mainline of the TransCanada Alberta pipeline system as well as the ethane content in that natural gas. Weather conditions and economic conditions drive demand for and the price of natural gas and could lead to short-term supply dislocations. In 2011, we expect the export flows of natural gas from Alberta to be similar to the lower than historical flows experienced in 2010, due primarily to low selling prices for natural gas in North America. This will likely lead to less than historical natural gas flowing through the Straddle Plants and therefore less ethane available as feedstock for our ethylene plants in Western Canada. If we are unable to secure additional feedstock sources, our operating results could be negatively impacted.

Unanticipated problems or delays with projects to source additional feedstock may harm our business.

        We have recently executed agreements to secure additional feedstock, and we continue to work with suppliers, the Alberta government and pipeline companies to source additional supply for our feedstock needs. Some of the agreements contemplate other parties investing in, designing and constructing pipelines, fractionation facilities, and/or installing or modifying complex equipment. These projects may suffer significant delays as a result of a variety of factors, such as shortages of workers, key equipment, parts and materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, regulatory requirements, unforeseen difficulties or labor issues, any of which could prevent the projects from commencing operations as expected, which could harm our business.

We sell our products in highly competitive markets and face significant price pressure.

        We sell our products in highly competitive markets. Due to the commodity nature of a majority of our products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, we may not be able to protect our market position by product differentiation or pass on cost increases to our customers. Accordingly, increases in raw material costs and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. Although we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products and controlling selling and administration expenses, we cannot provide any assurance that these efforts will be sufficient to offset fully the effect of any pricing changes on our operating results.

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

        External factors can cause significant fluctuations in demand for our products and volatility in the price of raw materials and other operating costs. Examples of external factors include general economic conditions, competitor actions, technological developments, unplanned facility shutdowns, international events and circumstances, and governmental regulation.

        Demand for our products is influenced by general economic conditions. A number of our products are highly dependent on durable goods markets, which are themselves particularly cyclical. If the global economy does not continue to improve, demand for our products and our income and cash flow could be adversely affected.

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

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

        Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Our business, financial condition and result of operations were negatively affected in prior periods as a result of the recent downturn. While many areas of the global economy are improving and the credit markets have improved, a slowdown in the economic recovery or worsening global economic conditions could result in a variety of risks to our business, including, deferrals or reductions of customer orders, potential deterioration of customers' ability to pay us or our suppliers' ability to meet their obligations, losses or impairment charges, reduced revenue, reduced demand for our products, deterioration in our cash balances and liquidity, and increased volatility in energy and raw material prices. Any of the foregoing could harm our business.

Operating problems in our business may adversely affect our income and cash flow.

        The occurrence of significant operating problems at our facilities may have a material adverse effect on the productivity and profitability of a particular manufacturing facility or on our operations as a whole. Our income and cash flow are dependent on the continued operation of our various production facilities. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline, storage tank and other leaks and ruptures; integrity issues associated with storage caverns; fires; mechanical failure; labor difficulties; remediation complications; discharges or releases of pollutants, contaminants or toxic or hazardous substances or gases and other environmental risks; explosions; chemical spills; unscheduled downtime; transportation interruptions; and inclement weather and natural disasters.

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

We are subject to intellectual property and other litigation from time to time in the ordinary course of business.

        We are currently involved in patent litigation.

        In 2005, the Dow Chemical Company ("Dow Chemical") filed a complaint against NOVA Chemicals in the Federal District Court in Delaware alleging that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million.

        Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical's standing in the case, the short unexpired term of the patents and the possibility that we will prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical's motion for a permanent injunction. Accordingly, the court's order permits us to sell the alleged infringing grades of our SURPASS resin to existing customers in the United States.

        We have appealed the verdict to the Court of Appeals for the Federal Circuit in Washington, D.C. on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million.

        In December 2010, Dow Chemical filed a Statement of Claim against NOVA Chemicals in the Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States.

        Although we believe that we do not infringe Dow Chemical's patents and have meritorious defenses and intend to vigorously defend these patent suits, we can give no assurance that we will be able to achieve a satisfactory outcome.

        We are involved in other litigation from time to time in the ordinary course of business. Among these items is a claim by Dow Chemical Canada ULC and its European affiliate concerning our jointly owned third ethylene plant at our Joffre facility ("E3"). The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed our amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million. This litigation is in its early stages and no amount has been accrued as of December 31, 2010 with respect to this claim.

        Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could be time consuming, result in substantial costs, require significant amounts of management time, and result in the diversion of significant operational resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are exposed to costs arising from environmental compliance, cleanup and adverse litigation, which may have a substantial adverse effect on our business, financial condition, operating results and cash flow.

        We are subject to extensive foreign, federal, provincial, state and local environmental laws and regulations concerning the manufacturing, processing and importation of certain chemical substances, air emissions, water discharges and the generation, handling, storage, transportation, treatment, disposal and cleanup of regulated substances. Our operations involve the risk of accidental discharges or releases of hazardous materials, personal injury, property and environmental damage. Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. We cannot provide assurance that we will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

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

        In 2002, Canada ratified the Kyoto Protocol, and agreed to regulate reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas ("GHG") emissions by 20% from the 2006 levels by 2020 and by 60 to 70% by 2050. In December 2010, Canada signed the Copenhagen Accord committing to reduce national GHG emissions by 17% from 2005 levels by 2020.

        The Canadian federal government, recognizing the recent global economic recession and Canada's approximate 2% contribution of global GHGs, has indicated an intent to balance national environmental and energy policies between economic renewal and sustainable development. In addition, the Canadian federal government has stated that GHG reduction objectives require a systemic approach of regulating emissions sector by sector and, where appropriate, alignment with the United States. To date, the Canadian federal government emphasis remains on GHG emissions associated with transportation and coal fired electricity generation. We anticipate legally binding federal GHG emission reduction requirements to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain.

        Many Canadian provinces are also considering or implementing GHG emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into effect in 2007, imposing annual reductions requirements on facilities that emit over 100,000 tons of GHGs per year. In compliance with the regulations, we submitted the GHG emissions baseline data and the 2007 and 2008 emissions data and have satisfied the requirements associated with reducing GHG emissions intensity by 12% from the 2003-2005 baseline. Recently, the Ontario legislature passed Bill 185, the Environmental Protection Amendment Act (Greenhouse Gas Emissions Trading), providing the foundation for the province's cap and trade program to reduce GHG emissions, which is expected to come into force in 2012. Ontario has also indicated its intent to align such a program with the other provinces and states participating in the Western Climate Initiative. On December 1, 2009, Ontario filed its Greenhouse Gas Emissions Reporting Regulation under the Environmental Protection Act. This regulation came into force on January 1, 2010 and provides for the annual reporting of GHGs by prescribed facilities that emit 25,000 tons of carbon dioxide equivalent or more per year.

        Although the United States has not ratified the Kyoto Protocol, it is a signatory to the Copenhagen Accord. Additionally, a number of federal laws and regulations related to GHG emissions are being considered by the

U.S. Environmental Protection Agency ("EPA") and in Congress. Various state and regional laws, regulations and initiatives have been enacted or are being considered, including the Regional Greenhouse Gas Initiative, the Midwestern Regional Greenhouse Gas Reduction Accord, and the Western Climate Initiative.

        In September 2009, the EPA issued the Final Mandatory Reporting of Greenhouse Gases Rule requiring facilities that emit more than 25,000 tons of GHGs per year to collect data beginning January 1, 2010 with the first annual reports due March 31, 2011. In May 2010, the EPA released the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule imposing requirements upon new and modified major stationary sources emitting more than 75,000 tons of GHGs per year. This rule requires new or modified sources beginning January 2, 2011 to obtain permits on the basis of acceptable GHG controls or mitigation, the standards for which are established within the current Clean Air Act framework of pre-construction permitting and limitation of emissions using best available control technology or the equivalent. The rule allows for a phased in approach to the development of such standards. The emissions from NOVA Chemicals' U.S.-based facilities are significantly below the threshold and are not subject to this rule.

        We continue to develop and implement a variety of initiatives to improve energy efficiency and reduce GHG emissions across our manufacturing operations. Due to the uncertainty of long term regulatory requirements, we cannot provide assurance that we will not incur substantial costs to meet GHG emission reduction requirements or whether they will be material.

We are dependent upon certain key members of management.

        Our success depends to a significant degree on the abilities and efforts of our senior management. Moreover, our success depends on our ability to attract, retain and motivate qualified management, technical and sales personnel. These people are in high demand and often have competing employment opportunities. The labor market for skilled employees in the plastics and chemicals industry is competitive, and we may lose key employees or be forced to increase compensation to retain these people. Employee turnover could significantly increase our employee costs. The loss of key personnel, or the failure to attract qualified personnel, could have a material adverse effect on our business, financial condition or results of operations.

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

        We have established joint ventures and made minority interest investments designed to increase our vertical integration, enhance customer service and increase efficiencies in our marketing and distribution. Our principal joint venture is the E3 facility. There is a significant risk that, as a result of differing views and priorities, there will be occasions when the joint venture parties do not agree on various matters and any such disagreements may result in delayed decisions, disputes or litigation (such as the litigation concerning the E3 facility discussed earlier in these risk factors), which could harm our business.

Labor disputes could have an adverse effect on our business.

        As of December 31, 2010, we had approximately 2,445 employees globally. Approximately 320, or 13%, of our North American employees are represented by unions under two separate collective bargaining agreements that expire on March 15, 2012 and March 31, 2013. If we are unable to negotiate acceptable contracts with these unions upon expiration of an existing contract or other employees were to become unionized, we could experience work stoppages, a disruption in operations or higher labor costs, which could have an adverse effect on our business, financial condition, results of operations or cash flow.

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

Our future pension costs and required level of contributions could be unfavorably impacted by market volatility.

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

        In 2008 and early 2009, we experienced significant declines in the value of our pension plan assets due to the adverse conditions in the equity markets globally. In response to the financial pressures and adverse market conditions placed on plan sponsors, U.S. federal and the Canadian provincial legislators enacted temporary funding relief measures. In 2010, our Canadian plans were funded based on these temporary measures. For 2011, some of these measures will expire with the result that our funding obligations will increase significantly over 2010. In addition, if economic conditions are difficult, we will be required to make even larger future contributions to our defined benefit plans. Reported results could be materially and adversely affected, and our cash flow available for other uses may be significantly reduced.

Our business may be adversely affected by fluctuations in currency exchange rates and other risks associated with international operations.

        Although we report our results in U.S. dollars, we conduct a significant portion of our business outside the United States, and we are subject to risks normally associated with international operations.

        Our financial results are impacted by transaction currency effects resulting from changes in currency exchange rates. Transaction currency effects occur when one of our subsidiaries incurs costs or earns revenue in a currency different from its functional currency. This can impact our financial results in two ways:

  •
  Balance sheet re-measurement: monetary items which are denominated in a foreign currency are revalued to the period end foreign exchange rates with the resulting gains or losses being reported on the Foreign exchange losses (gains) line of our Consolidated Statements of Income (Loss).

  •
  Fixed cost exposure: a significant portion of our operating and selling, general and administrative costs are incurred in Canada and are paid in Canadian dollars. As the Canadian dollar fluctuates relative to the U.S. dollar, these costs will be higher or lower in U.S. dollar terms. This impact is recorded in each individual line of our Consolidated Statements of Income (Loss).

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

        We have a significant amount of indebtedness. As of December 31, 2010, we had (a) total indebtedness of approximately $1,541 million and (b) additional amounts of $695 million available for borrowing under our credit facilities (less $19 million utilized as of December 31, 2010), subject to customary conditions. In addition, subject to the restrictions in our credit facilities and the indentures, we may incur significant additional indebtedness from time to time.

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

  •
  limiting our flexibility in planning for, or reacting to, competitive and other changes in our industry and economic conditions;

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

        Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We have a significant amount of indebtedness, of which $10 million is maturing in 2011 and an additional $400 million is maturing in January 2012. We cannot provide any assurance that:

  •
  our business will generate sufficient cash flow from operations;

  •
  future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

  •
  we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

        Factors beyond our control will affect our ability to make these payments and refinancings. These factors could include those discussed elsewhere in this annual report on Form 20-F, including under this "Risk Factors" section and under "Disclosure Regarding Forward-Looking Information."

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

  Our indentures

        Our indentures governing our public debt contain various covenants that limit our ability to engage in certain transactions, including the ability to create liens or engage in sale and leaseback transactions and could reduce the available capacity under our revolving credit facilities.

  Our credit facilities

        We currently have four revolving credit facilities aggregating $695 million of borrowing capacity (one of the facilities in the amount of $100 million will expire on March 20, 2011 and a $30 million tranche under another of the facilities will expire on September 20, 2011). As of December 31, 2010, $19 million of the available $695 million borrowing capacity was utilized. While each of the credit facilities contains typical affirmative and negative covenants, which are substantially the same, our senior secured revolving credit facility, as well as other financing agreements, contain financial covenants, which require quarterly compliance. Our ability to meet the financial covenants may be impacted by events beyond our control, and we may not be able to satisfy these covenants in the future.

        Our credit facilities also contain restrictive covenants that limit our ability, and the ability of our restricted subsidiaries to, among other things: incur additional liens; sell certain assets; make distributions on or repurchase equity; incur additional debt; enter into hedging agreements; enter into operating leases; engage in reorganizations or mergers; and change the character of our business.

        A breach of any of these provisions could permit the lenders to declare all amounts outstanding under the credit facilities to be immediately due and payable and to terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our senior secured revolving credit facility could proceed against the collateral granted to them to secure that debt.

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

We are controlled by International Petroleum Investment Company ("IPIC"), whose interests may not be aligned with the interests of our debt holders.

        A holding company controlled by IPIC currently owns all of our equity and, therefore, IPIC has the power to control our affairs and policies. It also controls the election of directors, the appointment of management, the entering into mergers, sales of substantially all of our assets and other extraordinary transactions. The directors have authority, subject to the terms of our debt, to issue additional stock, declare dividends and make other decisions.

        The interests of IPIC and its affiliates could conflict with the interests of the holders of our debt. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of IPIC, as equity holders, might conflict with the interests of our debt holders. IPIC and its affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions (including integrating us with another IPIC-controlled petrochemical company) that, in their judgment, could enhance their equity investments, even though such transactions might involve risks. Additionally, IPIC and its affiliates are in the business of making investments in companies, and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours.

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

        On April 14, 2004, NOVA Chemicals Corporation was continued under the Canada Business Corporations Act.

        On July 6, 2009, International Petroleum Investment Company, which is wholly owned by the government of the Emirate of Abu Dhabi, completed the acquisition of NOVA Chemicals Corporation by way of a plan of arrangement (the "Arrangement") under the Canada Business Corporations Act. Pursuant to the Arrangement, a wholly owned subsidiary of IPIC, acquired all of our issued and outstanding common shares. On that same day, NOVA Chemicals was continued under the Business Corporations Act (New Brunswick), and our common shares were delisted from the New York Stock Exchange and the Toronto Stock Exchange.

Development of NOVA Chemicals Corporation

  •
  We commenced operation of our first ethylene plant ("E1") in Joffre, Alberta, in 1979.

  •
  In 1984, we commenced operation of a second ethylene plant ("E2") in Joffre, Alberta, in tandem with a linear low-density polyethylene plant ("PE1").

  •
  In February 1987, we acquired our low-density and high-density polyethylene facility near Mooretown, Ontario, from Union Carbide Canada Ltd. and Union Carbide Corporation.

  •
  In September 1988, we acquired Polysar Energy & Chemical Corporation. Through this purchase, we acquired our Corunna, Ontario, olefins facility, our original styrenics business and a rubber business that was subsequently sold to Bayer AG in October 1990.

  •
  In June 1994, we acquired our linear low-density and high-density polyethylene facility at the St. Clair River site in Corunna, Ontario, as well as the proprietary SCLAIRTECH™ technology and a global SCLAIRTECH technology licensing business, from DuPont Canada Inc.

  •
  In September 1996, we acquired the styrenics business of ARCO Chemical Company.

  •
  In December 1996, we announced that we had developed Advanced SCLAIRTECH™ polyethylene technology.

  •
  In December 1998, we acquired the majority of Huntsman Corporation's U.S. and European styrenics businesses, excluding its North American expandable polystyrene ("EPS") assets.

  •
  In January 2000, we acquired the European solid polystyrene ("SPS") and EPS assets, Chilean EPS production and molding assets and associated worldwide sales and marketing operations of The Shell Petroleum Company Limited.

  •
  In October 2000, along with Union Carbide Canada Inc. (now Dow Chemical Canada ULC ("Dow")), we commenced operation of a jointly owned, third ethylene plant ("E3") in Joffre, Alberta.

  •
  In July 2001, we commenced operation of our second polyethylene plant ("PE2") at Joffre, Alberta, which operates using Advanced SCLAIRTECH technology.

  •
  In August 2004, we sold our ethylene delivery system in Alberta to Taylor NGL Limited Partnership (now AltaGas Ltd.). We continue to transport ethylene on the system and physically operate and maintain the system.

  •
  In December 2004, we sold our interest in the Alberta Ethane Gathering System ("AEGS") to Fort Chicago Energy Partners LP (now Veresen Inc. ("Veresen")). We continue to transport ethane on the system and physically operate and maintain the AEGS system.

  •
  In October 2005, NOVA Innovene, a 50:50 joint venture formed by the merger of our European styrenic polymer business with Innovene's, commenced operations. On December 16, 2005, United Kingdom-based INEOS Group Ltd. ("INEOS") announced that it had acquired Innovene. On October 1, 2007, we and INEOS expanded our joint venture to include our respective North American styrene monomer and styrenic polymer assets. On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to INEOS.

  •
  On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals.

Developments since January 1, 2010

  •
  In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. The new programs expire in February 2012 and each allows for maximum funding of $100 million.

  •
  During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, which are collectively known as SYNTHEON. The SYNTHEON portfolio of businesses are part of our Performance Styrenics segment.

  •
  In September 2010, we entered into a new bilateral credit facility for $100 million with a maturity date of September 20, 2015.

  •
  In October 2010, we amended our senior secured revolving credit facility to extend the maturity date out one year to November 17, 2013 and increase the size from $350 million to $425 million.

  •
  On October 31, 2010, we and INEOS entered into an agreement providing for the acquisition by INEOS of our 50% interest in the INEOS NOVA joint venture.

  •
  On November 19, 2010, we entered into an uncommitted $60 million revolving standby letter of credit facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility.

Events Subsequent to December 31, 2010

  •
  In July 2010, we signed a memorandum of understanding and on January 31, 2011, we entered into definitive agreements with Hess Corporation ("Hess") and affiliates of Mistral Energy Inc. ("Mistral") to purchase and transport ethane production from Hess' Tioga Gas Plant in North Dakota via a proposed pipeline to Alberta, Canada to be constructed, owned and operated by affiliates of Mistral. We have the right to purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement. The pipeline, called the Vantage Pipeline, is expected to start-up by the end of 2012, subject to receipt of customary regulatory and other approvals.

  •
  In February 2010, we and Buckeye Partners L.P. ("Buckeye") announced the signing of a memorandum of understanding regarding the evaluation and possible development of a mixed natural gas liquids pipeline from the Marcellus Basin in Pennsylvania to the refining and petrochemical complex in the Sarnia-Lambton area in Ontario, Canada. During the evaluation of this project, we determined that an ethane only pipeline was a better alternative than a mixed natural gas liquids pipeline because we believe it would be a better fit for producers in the Marcellus Basin. We also determined that the conversion of existing pipelines may offer a more cost effective solution and could accelerate the time line for consumption of Marcellus Basin ethane in Sarnia. During the first quarter of 2011, we terminated the exclusive agreement with Buckeye to enable us to fully explore Buckeye's project as well as other alternatives.

  •
  On February 15, 2011, we signed a memorandum of understanding with Caiman Energy LLC ("Caiman") for the supply of up to 20,000 barrels per day of ethane under a long-term arrangement from Caiman's Fort Beeler Plant near Cameron, West Virginia, in the Marcellus Basin. In addition to finalizing a definitive purchase and sale agreement and customary reviews and approvals, the arrangement is subject to NOVA Chemicals finalizing a pipeline transportation agreement to transport ethane from Fort Beeler into Ontario.

  •
  On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to INEOS.

  •
  On March 1, 2011, we and a subsidiary of AltaGas Ltd. ("AltaGas") entered into definitive agreements for long-term, cost-competitive ethane and other natural gas liquids supply from AltaGas' Harmattan-Elkton Gas Plant. The ethane extracted from the natural gas will be delivered through the existing connection to the AEGS system. We expect to receive ethane and other natural gas liquids from AltaGas' Harmattan Co-Stream Project starting in the first quarter of 2012.

        For a description, including the amount invested, of our principal capital expenditures since the beginning of our last three fiscal years, see the "Liquidity and Capital Resources" section in our "Management Discussion and Analysis of Financial Condition and Results of Operation" included in this annual report under "Item 5—Operating and Financial Review and Prospects."

4.B. BUSINESS OVERVIEW

General

        Our principal business is the production and marketing of plastics and chemicals. We operate an Olefins/Polyolefins business unit that produces and markets ethylene, polyethylene, higher-value polyethylene manufactured using our Advanced SCLAIRTECH technology, and a variety of chemical and energy products (commonly known as co-products). We also operate a Performance Styrenics business that produces and markets EPS as well as higher value styrenic polymers.

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

        Styrene monomer is a basic chemical used to manufacture a wide variety of polymers and other chemical products. We have a minority interest in LyondellBasell Industries' ("LyondellBasell") propylene oxide/styrene monomer ("PO/SM") facility in Channelview, Texas and an associated long-term styrene monomer processing agreement to acquire styrene monomer that provides sufficient styrene monomer supply for the operation of our Performance Styrenics business.

        Our Performance Styrenics segment produces EPS and ARCEL® resin. In addition, this segment has interests in EPS-based downstream business and ventures for the building and construction industry, which are collectively known as SYNTHEON. During 2010, our Board of Directors approved the sale of SYNTHEON, subject to certain conditions.

        In addition to our principal business of producing and marketing plastics and chemicals, we have a licensing business. For example, we offer for license our proprietary polyethylene SCLAIRTECH process technology and catalyst technology. We also license our Performance Styrenics business's technology such as its in-mold labeled cup and container technology and cup and container bead technology.

        On October 31, 2010, we entered into an agreement with an affiliate of INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our pension liabilities by $11 million in December 2010.

        The sale closed on February 28, 2011. At closing, we received approximately €47 million. This amount does not represent our final net proceeds from the sale, because pension liabilities were estimated as of closing and the final determination of these liabilities is not expected to be completed until the second quarter of 2011, at which time the proceeds will be adjusted. While we cannot determine the final net proceeds of the sale as of the date of this annual report, we do not expect to record a material gain or loss related to this transaction. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented. See Note 3 in the Annual Audited Consolidated Financial Statements for further disclosure of the discontinued operations.

        Depending on the context, "INEOS NOVA" in this annual report means our former joint venture with INEOS or the current standalone business that is 100% owned by INEOS.

(millions of U.S. dollars)	2010 Revenue from continuing operations	2010 Operating income from continuing operations
Olefins/Polyolefins	$4,308	$788
Performance Styrenics	304	2

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

        The following chart and tables show our plastics and chemical product flow and production facilities.

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

(4)
We have a minority interest in this LyondellBasell PO/SM facility. Our Performance Styrenics business receives styrene monomer from the facility pursuant to a long-term styrene monomer processing agreement.

(5)
In addition to receiving styrene monomer from Channelview, the Painesville facility has the flexibility to source styrene monomer from other suppliers.

(6)
In addition to producing ARCEL resin at our Monaca, Pennsylvania, facility, we have entered into an agreement with Ningbo Chang-Qiao Engineering Plastics Co., Ltd., an affiliate of Loyal Chemical Industrial Corporation, pursuant to which base resin produced at the Monaca, Pennsylvania, facility is shipped to a plant near Shanghai, China to undergo a finishing step to become ARCEL resin.

 Facility Profile (Olefins/Polyolefins)

			Rated Capacity
Site	Feedstocks	Main Products	(mmlbs/year)	(kilotonnes/year)
1. Joffre, Alberta	Ethane/Propane	Ethylene (E1)	1,600	730
	Ethane/Propane	Ethylene (E2)	1,800	820
	Ethane	Ethylene (E3)(1)	1,400	640
		Co-products(2)	830	380
	Ethylene	LLDPE (PE1)	1,480	670
		LLDPE & HDPE (PE2)	950	430
2. Corunna, Ontario	Crude Oil, Condensates,	Ethylene(3)	1,800	820
	Ethane, Butane, Propane,	Co-products(3)	4,700	2,130
	Naphtha, Gas Oils
3. St. Clair River,
Corunna, Ontario	Ethylene	HDPE	450	205
4. Mooretown, Ontario	Ethylene	HDPE	465	210
		LDPE(4)	375	170
TOTAL ETHYLENE PRODUCTION CAPACITY (Design Production)			6,600	2,990	*
TOTAL POLYETHYLENE PRODUCTION CAPACITY			3,720	1,685	*

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

(4)
The Mooretown, Ontario, LDPE line underwent a modernization and expansion during 2010. The rated capacity reflects the majority of the new capacity, and we expect to increase rates toward the design capacity of 395 million pounds per year through 2011.

*
Difference between total and individual plant values attributable to rounding.

Facility Profile (Performance Styrenics)

			Rated Capacity
Site	Feedstocks	Main Products	(mmlbs/year)	(kilotonnes/year)
Styrene Monomer
1. Channelview, Texas(1)	Benzene, Ethylene	Styrene Monomer	400	180
TOTAL STYRENE MONOMER PRODUCTION CAPACITY			400	180
Styrenic Polymers
1. Monaca, Pennsylvania	Styrene Monomer	ARCEL and EPS	250	115
2. Painesville, Ohio	Styrene Monomer	EPS	100	45
TOTAL STYRENIC POLYMERS PRODUCTION CAPACITY			350	160

Note:

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

        Our Joffre, Alberta, site is integrated with the AEGS pipeline system, which connects large-scale ethane extraction plants and ethane storage facilities to our ethylene plants. The Joffre Feedstock Pipeline ("JFP") is also integrated with the Joffre site and connects natural gas liquids production and storage facilities in Fort Saskatchewan, Alberta to the Joffre site. AltaGas completed construction of the JFP in early 2005, and we operate and are the sole shipper on the JFP. Ethylene produced at Joffre is fed directly to onsite polyethylene production at Joffre, as well as to customers at Joffre, Prentiss, Edmonton and Scotford, Alberta, and to storage and customers at Fort Saskatchewan, Alberta through the ethylene delivery system that is integrated with our Joffre site.

        Our Corunna, Ontario, ethylene facility is connected to multiple pipeline and rail systems that, in conjunction with the facility's flexible feedstock capabilities, enable us to optimize our feedstock slate. The Corunna facility provides ethylene by pipeline to our polyethylene production facilities in Mooretown, Ontario, and our St. Clair River site in Corunna, Ontario. The Corunna facility also provides ethylene to customers in the Sarnia, Ontario area.

        For financial reporting purposes, we have three reportable segments as part of our Olefins/Polyolefins business unit: Joffre Olefins, Corunna Olefins and Polyethylene.

  Ethylene

        We have annual production capacity of approximately 6,600 million pounds of ethylene (excluding Dow's share of E3). Ethylene is a commodity chemical that we produce through thermal cracking, or pyrolysis, of various feedstocks, a process that uses high temperatures to break down the carbon chains. The feedstocks used to produce ethylene are natural gas liquids ("NGLs"), including ethane, propane and butane, and crude oil derived feedstocks, including naphtha and gas oils. The most common feedstocks used by us are ethane and, to a lesser extent other NGLs, crude oil and naphtha. Ethylene is used in the manufacture of polyethylene, styrene monomer, styrenic polymers and polyvinyl chloride, as well as chemical intermediates such as ethylene oxide, ethylene glycol, ethylene dichloride and vinyl acetate.

  Co-Products

        Co-products are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene, and butadiene—building blocks that are used to make items such as tires, carpet and clothing fibers, or various household goods. Energy co-products include gasoline additives and fuel oil. The profitability of co-products depends on energy prices and the supply and demand balance for each co-product. Co-product production depends on the feedstock mix. Total co-product production capacity is approximately 5,500 million pounds per year. The majority of the co-products produced at our Joffre, Alberta, and Corunna, Ontario, facilities are sold to third parties in markets in Alberta, Ontario and the U.S. Gulf Coast. However, some co-products are consumed internally by us either as fuel or for the production of other products.

        We produce ethylene and co-products at two locations, Joffre, Alberta, and Corunna, Ontario. At Joffre, Alberta, we have three production units, E1, E2, and E3. In Corunna, Ontario, we have one production unit.

  Polyethylene

        We have annual production capacity of approximately 3.7 billion pounds of polyethylene. Polyethylene is produced through the polymerization of ethylene. We produce polyethylene from ethylene supplied from our Joffre, Alberta, and Corunna, Ontario, facilities at three locations in Canada: Joffre, Alberta; St. Clair River, Corunna, Ontario; and Mooretown, Ontario.

        We have two polyethylene plants located at Joffre, Alberta, PE1 and PE2. PE1 has annual production capacity of approximately 1.48 billion pounds and produces LLDPE from ethylene supplied from E1, E2 and E3. PE1 currently utilizes the NOVACAT® family of catalysts that was developed by us and our catalyst development partner, INEOS, as well as our proprietary gas-phase process technology originally licensed from Union Carbide Corporation ("UCC"). The licenses from UCC are fully paid and the obligations of confidence and non-use pursuant to these licenses have expired. Accordingly, we pay no royalties for the use of this technology and independently sustain and develop this technology as used in our facilities. PE2 has annual production capacity of approximately 950 million pounds. PE2 uses Advanced SCLAIRTECH technology to produce our SURPASS and some SCLAIR polyethylene resins from ethylene supplied from E1, E2 and E3.

        We have a polyethylene plant located at the St. Clair River site in Corunna, Ontario, which has annual production capacity of approximately 450 million pounds. The St. Clair plant utilizes our proprietary SCLAIRTECH technology and typically manufactures HDPE at this plant, but can also manufacture LLDPE. Ethylene feedstock is supplied from the Corunna, Ontario, olefins facility.

        We have a polyethylene site located near Mooretown, Ontario, that has an annual production capacity of approximately 840 million pounds. Ethylene feedstock is supplied from our Corunna, Ontario, olefins facility. One of the lines at the site currently uses our proprietary gas-phase process technology originally licensed from UCC to produce HDPE and the other line at the site currently uses our proprietary high pressure process technology, also originally licensed from UCC, to produce LDPE. These licenses from UCC are fully paid and the obligations to UCC of confidence and non-use pursuant to these licenses have expired. In 2010, we completed a modernization and expansion project on our LDPE line. During 2011, we expect to utilize the projected additional 100 million pounds of annual production capacity, as well as produce an upgraded product slate, with improved reliability and lower production costs. Through 2011, we expect to increase rates toward the design capacity of 395 million pounds.

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

        Advanced SCLAIRTECH technology used at PE2 includes two proprietary catalyst systems. The Ziegler-Natta ("Z-N") catalyst introduced in 2001 is used to make our line of SCLAIR polyethylene products. These are octene-based polyethylene grades used primarily for film applications. In 2003, we commercialized a single-site catalyst using Advanced SCLAIRTECH technology and introduced a series of new polyethylene products under the trademark SURPASS. SURPASS resins have been commercialized for film, rotational molding and thin wall injection molding applications.

  Joffre, Alberta Facility

        We have three ethylene production facilities at Joffre, Alberta: E1, E2 and E3 (E3 is 50% owned by Dow). These three plants have an annual production capacity of approximately 1.6, 1.8 and 2.8 billion pounds of ethylene (including Dow's share of E3 production capacity), respectively, for a total annual combined capacity of 6.2 billion pounds. The combined co-product production capacity of E1, E2 and E3 is approximately 830 million pounds per year, depending on the feedstock used.

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

        All of the ethylene plants at the Joffre site use ethane as their primary feedstock. Ethane is typically supplied under contracts with the owners of natural gas liquids extraction and fractionation plants located in Alberta. Most of these supply agreements have 5 to 10 years remaining on their terms with the possibility of renewal by the parties. The price we pay under these agreements typically consists of two components: (1) the cost to replace the energy content of the ethane extracted from the gas stream (this component varies with the price of natural gas; we may pay the owner for replacement natural gas or purchase or swap natural gas to physically replace the energy content of the ethane) and (2) a fee to cover an agreed upon portion of the costs of plant operation and return on invested capital (this component may be fixed or vary with production). We supplement our ethane supplies through spot purchases. Virtually all of the ethane requirements for the Joffre site are transported via AEGS. Under a transportation agreement, we have the right to ship ethane on AEGS. We have also entered into an operating agreement with Veresen, the owner of AEGS, under which we are responsible for the physical operation of AEGS, while Veresen has responsibility for all commercial aspects of AEGS operations.

        We have the flexibility to use propane in addition to ethane for a portion of the Joffre feedstock requirements. Propane can be transported to Joffre by the JFP owned by AltaGas.

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

        In 2011, we expect the export flows of natural gas across the Alberta border to be similar to the lower than historical flows experienced in 2010 due primarily to low selling prices for natural gas in North America. This will likely lead to less than historical volumes of natural gas flowing through the Straddle Plants and therefore less ethane will be available as feedstock for our ethylene plants at Joffre. We continue work with suppliers, the Alberta government and pipeline companies to source additional supply for our feedstock needs. These sources could include, among others: additional supplies of ethane recovered from natural gas production that is associated with rapidly increasing crude oil production in North Dakota; the streaming of natural gas with low ethane content for industrial consumption in Alberta, with the expected result that high ethane content natural gas will flow through the Straddle Plants; natural gas liquids from large new gas finds in Alberta, British Columbia and northern sources; ethane from off-gas produced at Alberta's oilsands; and ethane from the Alliance pipeline which is not currently extracted in Alberta. There can be no assurances on the timing, volume or ethane content from any of these sources.

        An example of a new source of ethane supply that will be extracted from natural gas associated with oil production that will begin to reduce our reliance on natural gas that flows across the Alberta border is our agreements for ethane supply from the Williston basin in North Dakota, United States. On January 31, 2011, we executed definitive agreements with Hess Corporation ("Hess") and affiliates of Mistral Energy Inc. ("Mistral") to purchase ethane production from Hess' Tioga Gas Plant in North Dakota and transport this ethane via a pipeline to be constructed, owned and operated by Mistral to Alberta, Canada. We have the right to purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement. The pipeline, called the Vantage Pipeline, is expected to start up by the end of 2012, subject to receipt of customary regulatory and other approvals.

        In addition to our ethane supply arrangements from the Williston basin, on March 1, 2011, we and a subsidiary of AltaGas entered into definitive agreements for long-term, cost-competitive ethane and other natural gas liquids supply from AltaGas' Harmattan-Elkton Gas Plant in Alberta. The ethane extracted from the natural gas will be delivered through the existing connection to the AEGS system. AltaGas' Harmattan Co-Stream Project (the "Harmattan Project") involves constructing and operating two new large-diameter high pressure sweet natural gas pipelines and one small-diameter high vapor pressure product pipeline, as well as modifying existing equipment for processing gas at AltaGas' Harmattan facility. AltaGas is responsible for all capital expenditures and operating costs of the Harmattan Project, which it will recover from us through fees under normal operating conditions. The Harmattan Project will allow Harmattan to make use of a minimum of 250 million cubic feet per day of existing processing and extraction capacity at its Harmattan facility by processing natural gas sourced from the TCPL Alberta system subject to the priority of raw gas processing. The Harmattan Project has received regulatory approval from the Alberta Energy and Resources Conservation Board, but the decision has been appealed. The appeal is expected to be resolved in 2011 and, assuming the regulatory approval is affirmed, we expect to receive ethane and other natural gas liquids starting in the first quarter of 2012.

        As part of the ethylene production process at Joffre, we produce approximately 830 million pounds of co-products per year, depending on the feedstock used. Co-products, other than hydrogen and carbon dioxide, are shipped by railcar to markets in Alberta, Ontario and the U.S. Gulf Coast.

  Corunna, Ontario Facility

        Our Corunna, Ontario, olefins facility, located near Sarnia, Ontario, has an annual production capacity of approximately 1.8 billion pounds of ethylene and 900 million pounds of propylene. In both cases, capacity is dependent on feedstock mix. The Corunna olefins facility has the flexibility to process a wide range of hydrocarbon feedstocks including crude oil, condensates, ethane, propane, butane, naphtha and gas oils to produce ethylene and co-products for use by our downstream operations and for sale to third parties. The feedstock chosen depends on market conditions and is determined by using a linear program that calculates the optimal feedstock mix to produce the most profitable mix of products. The majority of ethylene production from the Corunna olefins facility is used internally by us to produce polyethylene.

        The blend of feedstocks processed in the Corunna, Ontario, olefins facility determines the range of co-products obtained, with heavier feedstocks such as naphtha producing more co-products. The facility has a production capacity of approximately 4.7 billion pounds of co-products per year.

        Feedstocks for the Corunna, Ontario, olefins facility are obtained from a wide variety of sources. Crude oil, condensate and naphtha are the main heavy feedstocks processed at the facility. Propane and butane are the main natural gas liquid feedstocks processed at the Corunna facility. Our feedstocks are sourced from western Canadian and local producers, as well as United States sources, principally by pipeline and rail.

        In February 2010, we and Buckeye announced the signing of a memorandum of understanding regarding the evaluation and possible development of a mixed natural gas liquids pipeline from the Marcellus Basin in Pennsylvania to the refining and petrochemical complex in the Sarnia-Lambton area in Ontario, Canada. During the evaluation of this project, we determined that an ethane only pipeline was a better alternative than a mixed natural gas liquids pipeline because we believe it would be a better fit for producers in the Marcellus Basin. We also determined that the conversion of existing pipelines may offer a more cost effective solution and could accelerate the time line for consumption of Marcellus Basin ethane in Sarnia. During the first quarter of 2011, we terminated the exclusive agreement with Buckeye to enable us to fully explore Buckeye's project as well as other alternatives.

        We hope to be able to secure long-term competitive petrochemical feedstock supply for our Sarnia operations via an ethane pipeline from the Marcellus Basin. As a first step, on February 15, 2011, we signed a memorandum of understanding with Caiman for the supply of up to 20,000 barrels per day of ethane under a long-term arrangement from Caiman's Fort Beeler Plant near Cameron, West Virginia, in the Marcellus Basin. In addition to finalizing a definitive purchase and sale agreement and customary reviews and approvals, the arrangement is subject to NOVA Chemicals finalizing a pipeline transportation agreement to transport ethane from Fort Beeler into Ontario.

  Joffre, Alberta Cogeneration Plant

        In June 2000, we, ATCO Power Canada Ltd. ("ATCO"), and an affiliate of EPCOR Utilities Inc. ("EPCOR") opened a natural gas-fired cogeneration power plant with a nominal installed peak capacity of 480 megawatts at our production site at Joffre, Alberta. The power plant supplies the electrical needs for the entire Joffre site, with excess power sold to Alberta's provincial power grid. The facility also provides steam to certain production facilities within the site. We jointly own the cogeneration facility with ATCO and EPCOR, with ATCO serving as the facility operator. Our respective interest is 20% while ATCO and EPCOR each have a 40% interest.

PERFORMANCE STYRENICS

        Our Performance Styrenics segment includes our EPS and ARCEL resin assets and our minority interest in LyondellBasell's PO/SM facility in Channelview, Texas.

        The long-term styrene monomer processing agreement associated with our interest in LyondellBasell's PO/SM facility provides sufficient styrene monomer supply for the operation of our Performance Styrenics business.

  North American Polymers

        We produce EPS at our Beaver Valley site at Monaca, Pennsylvania, and at our Painesville, Ohio, facility. EPS resins are used in applications such as foam cups, noodle bowls, takeout and ice cream containers, insulation board and foam packaging. Our EPS cup and container resin is sold under the trademark DYLITE®.

        Our Beaver Valley site in Monaca, Pennsylvania, also produces ARCEL resins, which contain polystyrene and polyethylene. This expandable bead is sold into the protective packaging market. In addition to producing ARCEL resins at our Beaver Valley site, ARCEL resin is also produced near Shanghai, China under an agreement with Ningbo Chang-Qiao Engineering Plastics Co., Ltd., an affiliate of Loyal Chemical Industrial Corporation.

  Downstream Businesses and Ventures

        Our Performance Styrenics segment also includes our interests in EPS-based downstream business and ventures for the building and construction industry, which are collectively known as SYNTHEON. During 2010, our Board of Directors approved the sale of SYNTHEON, subject to certain conditions. We anticipated that the sale would be completed during 2010; however, as of the date of this annual report, negotiations are still in progress. Associated results of operations, financial position and cash flows of SYNTHEON are separately reported in our Annual Audited Consolidated Financial Statements contained in this annual report on Form 20-F as discontinued operations and assets and liabilities are reported as held for sale.

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

        The following table summarizes, for the years ended December 31, 2010, 2009 and 2008, the geographic segments in which we sell our products and the percentage of sales from continuing operations in each segment.

	Percentage of Sales, Year Ended Dec. 31,
Geographic Segment	2010	2009	2008
Canada	43%	40%	47%
United States	52%	50%	44%
Europe and Others	5%	10%	9%

        No significant portion of our business is dependent upon a single customer. Sales to Canadian and United States federal, state, provincial and local governmental bodies account for less than 1% of annual sales.

        As of December 31, 2010, we lease or own approximately 5,725 rail hopper and tank cars for use in transportation and delivery of our polyethylene, co-products and styrenic polymer products to customers in North America. Trucks are used for distributing products sold in bags and boxes and smaller loads of bulk products. Marine vessels are used to transport bulk product and products sold in bags and boxes, mostly to Asia. We do not own or lease trucks or ships, but do pay transportation fees under short-term arrangements.

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

Cyclicality

        Our historical operating results reflect the cyclical and volatile nature of the plastics and chemical businesses. The markets for ethylene, polyethylene, co-products and styrenic polymers historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of oversupply resulting from capacity additions. Prolonged oversupply leads to declining capacity utilization rates, prices and profit margins. Because we derive nearly all of our revenue from sales of these products, our operating results are more sensitive to this cyclicality than many of our competitors that have more diversified businesses. The primary driver of cyclical upswings in the ethylene and styrenics sectors is the combination of limited supply growth and improved demand growth, which is driven by sustained gross domestic product and industrial production growth.

        Currently, known ethylene and styrene monomer chain capacity additions in North America over the next several years are limited. On a global basis, we expect announced ethylene and polyethylene capacity additions in the Middle East and Asia to continue to start up during 2011 and beyond. The bulk of expected new global ethylene and polyethylene supply should be on line by the end of 2011. Starting in 2012, demand growth may again outpace supply growth, beginning a period of increasing capacity utilization.

        Cyclicality is exacerbated by volatility in feedstock prices. In response to higher feedstock prices and other market factors, plastics and chemical producers will generally announce price increases. However, the implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for a particular product and feedstock costs that may be beyond our control.

Seasonality

        We sell primarily into non-durable markets such as flexible packaging, containers, plastic bags, and housewares. As a result, the effect of seasonality is minimal.

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

        We were initially a licensee of the technology used in our manufacturing operations. However, over time, we have acquired a variety of business units with associated technology assets in areas including process and catalyst technology, as well as polymer technologies. In addition, since 1994 we have expanded our research and development activities. The result is a technology portfolio with approximately 600 patents, margin-enhancing polyethylene process technologies such as Advanced SCLAIRTECH technology and proprietary single-site catalyst positions.

        We own two key technologies for the production of polyethylene-SCLAIRTECH technology and Advanced SCLAIRTECH technology. In addition to these technologies, we conduct research and development on other polyethylene technologies including gas-phase and high-pressure technology.

        We acquired our proprietary SCLAIRTECH technology and a global SCLAIRTECH technology licensing business from DuPont Canada Inc. in 1994. Our St. Clair River site utilizes SCLAIRTECH technology to produce SCLAIR HDPE resins. In addition, our SCLAIRTECH technology is currently licensed for use at 12 plants worldwide.

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

  Styrenic Polymer Technologies and Products

        We own or have the rights to a significant portfolio of styrenics technology, in the fields of both polymer production and styrenic polymer applications.

        Examples of styrenic polymer technologies are ARCEL resins that are sold into the protective packaging market and DYLITE premium cup and container grade resins used for EPS cups.

Research and Development

        The following table summarizes, for the years ended December 31, 2010, 2009 and 2008, the amount we spent on research and development activities and technical support from continuing operations, including activities to improve our existing products.

	Year Ended Dec. 31,
(millions of U.S. dollars)	2010	2009	2008
Research and Development	$30	$30	$39
Technical Support	$5	$4	$5

        In 2009 and 2010, the amount that we spent on research and development was lower due to reductions that were primarily in styrenics.

  Olefins/Polyolefins

        Our Olefins/Polyolefins business unit conducts research at the NOVA Chemicals Research & Technology Center and the NOVA Chemicals Technical Center, both located in Calgary, Alberta. Both centers are equipped with state of the art facilities for the development of new catalysts, olefin and polyolefin processes as well as full scale testing of new products. The demonstration plant for Advanced SCLAIRTECH technology is located at the St. Clair River site in Corunna, Ontario, and is capable of testing new catalysts, new polyethylene products and reactor processes.

  Performance Styrenics

        NOVA Chemicals operates a technical center located at the Beaver Valley site in Monaca, Pennsylvania. The Performance Styrenics business also operates a pilot plant at the Beaver Valley site.

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

        Since 1990, we have utilized an internal environment, health and safety audit program to manage regulatory compliance at our operating facilities. Our Responsible Care Audit Program was evaluated by a leading international environment, health and safety consulting firm in 1997, 2001, 2003 and 2007. Based on the 2007 assessment, the consulting firm concluded that the Responsible Care Audit Program is a top quartile program that has all of the hallmarks of an industry leading program. Consistent with our standard procedures, another assessment will be conducted by an independent third party consultant in 2011.

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

        United States and Canadian generally accepted accounting principles require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value based on a discounted value of the expected costs to be paid when the assets are retired. On December 31, 2010, NOVA Chemicals had $47 million of accumulated reserve for activities anticipated to be required for the decommissioning and site restoration of currently active plant sites.

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

        Our environmental capital expenditures, including pollution abatement and remedial programs, were approximately $3 million in 2010 (2009: $2 million; 2008: $4 million). Operating expenses relating to environmental protection were approximately $8 million in 2010 (2009: $7 million; 2008: $6 million). Total remedial expenditures to dismantle and remediate discontinued facilities and sites totaled approximately $1 million in 2010 (2009: $1 million; 2008: $1 million).

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

Legal Proceedings

        We are currently involved in patent litigation.

        In 2005, the Dow Chemical Company ("Dow Chemical") filed a complaint against us in the Federal District Court in Delaware alleging that certain grades of our SURPASS polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million.

        Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical's standing in the case, the short unexpired term of the patents and the possibility that we will prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical's motion for a permanent injunction. Accordingly, the court's order permits us to sell the alleged infringing grades of our SURPASS resin to existing customers in the United States.

        We have appealed the verdict to the Court of Appeals for the Federal Circuit in Washington, D.C. on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million.

        Until the earlier of the resolution of the appeal or the expiration of the patents (October 2011), we will accrue an amount to reflect the sales of the alleged infringing grades of SURPASS resin in the United States. Therefore, $92 million has been accrued as of December 31, 2010 with respect to this claim, which represents the $76 million award and pre-judgment interest plus $16 million based on sales and interest.

        In December 2010, Dow Chemical filed a Statement of Claim against us in the Federal Court in Canada alleging that that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States. This litigation is in its early stages and no amount has been accrued as of December 31, 2010 with respect to this claim.

        Although we believe that we do not infringe Dow Chemical's patents and have meritorious defenses and intend to vigorously defend these patent suits, we can give no assurance that we will be able to achieve a satisfactory outcome.

        We are involved in other litigation from time to time in the ordinary course of business. Among these items is a claim by Dow and its European affiliate concerning E3. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed our amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million. This litigation is in its early stages and no amount has been accrued as of December 31, 2010 with respect to this claim.

4.C. ORGANIZATIONAL STRUCTURE

        IPIC is the ultimate parent of the NOVA Chemicals group of companies. The following list includes all significant subsidiaries of NOVA Chemicals and indicates their respective jurisdictions of incorporation, continuance or organization. All of the voting securities of each significant subsidiary are held directly or indirectly by NOVA Chemicals:

Name	Jurisdiction
NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.	Canada
NOVA Chemicals Inc	Delaware, USA
NOVA Petrochemicals Ltd.	Alberta, Canada
NC Holdings USA Inc	Delaware, USA

4.D. PROPERTY, PLANTS AND EQUIPMENT

        We own a number of plants and facilities for the production of chemicals and plastics. For a detailed discussion regarding the use, capacity and products of these facilities, see "Item 4.B.—Business Overview." In addition to our production facilities, we lease or own approximately 500,000 square feet of office space in numerous locations, mostly in North America. Our head office is located in Calgary, Alberta. Our United States commercial center is located in Moon Township, Pennsylvania. For further information on environmental issues that may affect our utilization of our assets, see "Item 3.D.—Risk Factors" and "Item 4.B.—Business Overview—Responsible Care and Environmental Regulations."

Item 4A.    Unresolved Staff Comments

  Not Applicable

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the information contained in the Annual Audited Consolidated Financial Statements and the notes thereto included in this annual report on Form 20-F. This MD&A is based upon our Annual Audited Consolidated Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 24 to the Annual Audited Consolidated Financial Statements. References are made to certain non-GAAP measures throughout this MD&A. These measures are discussed in Supplemental Measures. Unless otherwise indicated or required by the context, as used in this MD&A, the terms "NOVA Chemicals," the "Corporation," "we," "our" and "us" refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated under Canadian GAAP. All amounts are presented in U.S. dollars unless otherwise noted.

NOVA Chemicals Corporation

        We are a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods. We operate two business units; Olefins/Polyolefins and Performance Styrenics.

Business Units

  •
  Olefins/Polyolefins manufactures and sells ethylene and polyethylene ("PE"), as well as chemical and energy products, which are commonly known as co-products.

  •
  Performance Styrenics manufactures and sells expandable polystyrene ("EPS") and ARCEL® resin.

IPIC Transaction

        On February 23, 2009, we entered into an arrangement agreement (the "Arrangement Agreement") with International Petroleum Investment Company ("IPIC"), which is wholly owned by the government of the Emirate of Abu Dhabi, providing for the acquisition by IPIC of all of our outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals and, through a wholly owned subsidiary, acquired all of our issued and outstanding common shares (the "Acquisition"). Prior to July 6, 2009, IPIC provided us with $350 million of interim debt financing that was converted into our common equity at the closing of the Acquisition. We refer to the Acquisition and the conversion of the interim debt financing into equity collectively as the "IPIC Transaction." Our common shares were delisted from the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange on July 6, 2009.

        We elected to use push-down accounting under the Canadian Institute of Chartered Accountants ("CICA") 1625, Comprehensive revaluation of assets and liabilities, which resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, we applied, for the first time and prospectively, the principles of CICA 1582, Business combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities were adjusted to their respective estimated fair values on July 6, 2009 as reflected in Note 4 of the Annual Audited Consolidated Financial Statements.

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

Sale of Interest in INEOS NOVA Joint Venture

        On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. ("INEOS") providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our pension liabilities by $11 million in December 2010.

        The sale closed on February 28, 2011. At closing, we received approximately €47 million. This amount does not represent our final net proceeds from the sale, because pension liabilities were estimated as of closing and the final determination of these liabilities is not expected to be completed until the second quarter of 2011, at which time the proceeds will be adjusted. While we cannot determine the final net proceeds of the sale as of the date of this annual report, we do not expect to record a material gain or loss related to this transaction. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented. See Note 3 in the Annual Audited Consolidated Financial Statements for further disclosure of the discontinued operations.

        Depending on the context, "INEOS NOVA" in this MD&A means our former joint venture with INEOS or the current standalone business that is 100% owned by INEOS. INEOS NOVA is reported as discontinued operations in our Annual Audited Consolidated Financial Statements.

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

  Costs—feedstock cost advantage is critical to sustained profitability

        Feedstock costs are the single largest component of our costs and account for 70-80% of the total cost of our products. Our primary feedstocks include ethane, other natural gas liquids, crude oil, and condensates. Feedstock costs heavily influence the price of our products, and in recent years, feedstock cost volatility has led to rapid changes in product prices. Since feedstock costs represent the most significant portion of total production costs, a feedstock cost advantage can lead to enhanced profitability relative to industry peers and is the key to our profitability throughout the cycle.

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

        The following table illustrates how changes in various feedstock costs could affect our after-tax income assuming all other factors are held constant. The sensitivity is based on 2010 actual consumption volumes (excluding hedged items and respective hedging instruments) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in After-Tax Income
Crude oil	+10%	$60
Natural gas	+10%	$22
Propane	+10%	$25
Butane	+10%	$35

(1)
A 10% decrease in feedstock costs would have the opposite effect.

  Currency Sensitivity

        Our investing, financing and operating activities are exposed to currency risks. Currency risks, as defined by CICA 3862, Financial Instruments: Disclosures, arise when a monetary financial instrument is denominated in a currency other than the functional currency. As of December 31, 2010 and 2009, we had a net monetary liability position of $252 million and $675 million, respectively, in non-U.S. dollar currencies at their respective current exchange rates. Each 10% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $19 million and $47 million after-tax, respectively. Any change in the Euro would not be material.

        Beginning January 1, 2011, our income statement exposure will be reduced to approximately a $3 million after-tax decrease (increase) with each 10% weakening (strengthening) of the Canadian dollar against the U.S. dollar. This change results from moving to International Financial Reporting Standards ("IFRS") (see FUTURE CHANGES IN ACCOUNTING POLICIES, Transition to IFRS) under which foreign currency gains and losses on pension obligations are reported in Accumulated Other Comprehensive Income ("AOCI").

  NOVA Chemicals' Highlights

(millions of U.S. dollars)	2010	July 6–Dec. 31, 2009 Restated(1)	Jan. 1–July 5, 2009 Restated(1)	2008 Restated(1)
	Successor		Predecessor
Total assets	$5,670	$5,596	N/A	$4,082
Total long-term liabilities	$2,785	$2,788	N/A	$2,001
Revenue	$4,576	$1,612	$1,345	$5,645
Operating income (loss) from continuing operations(2)
Olefins/Polyolefins
Joffre Olefins	$384	$104	$87	$621
Corunna Olefins	136	(27)	(78)	(243)
Polyethylene	300	152	42	(43)
Eliminations	(32)	(6)	(8)	36

Total Olefins/Polyolefins	788	223	43	371
Performance Styrenics	2	5	(19)	(49)
Corporate	(200)	(129)	(235)	(138)

Operating income (loss) from continuing operations(2)	$590	$99	$(211)	$184

Income (loss) from continuing operations	$233	$9	$(235)	$105

Notes:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
See Supplemental Measures.

  Changes in Our Net Income (Loss)

(millions of U.S. dollars)	2010 vs. July 6 to Dec. 31, 2009 Restated(1)	2010 vs. Jan. 1 to July 5, 2009 Restated(1)	July 6 to Dec. 31, 2009 vs. 2008 Restated(1)	Jan. 1 to July 5, 2009 vs. 2008 Restated(1)
	Successor			Predecessor
Higher (lower) operating margin from continuing operations(2)	$655	$932	$(135)	$(412)
(Higher) lower selling, general and administrative	(127)	(34)	130	37
(Higher) lower research and development	(18)	(18)	27	27
Lower (higher) foreign exchange losses	91	26	(221)	(156)
Lower (higher) restructuring charges	2	21	10	(9)
(Higher) lower depreciation and amortization	(112)	(126)	104	118
(Higher) lower interest expense, net	(100)	(91)	66	57
(Higher) lower other losses, net	(54)	(60)	1	7
Higher income tax expense	(113)	(182)	(78)	(9)

Higher (lower) income from continuing operations	224	468	(96)	(340)
Higher income from discontinued operations, net of income taxes	37	30	134	141

Increase (decrease) in net income	$261	$498	$38	$(199)

Notes:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
Operating margin equals Revenue less Feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Discussion of Consolidated Financial Results of Continuing Operations

  Full Year 2010 Versus July 6 to December 31, 2009

        Income from Continuing Operations in 2010 was $233 million compared to $9 million for the period from July 6 to December 31, 2009. The improvement was the result of improved economic and business conditions, which resulted in increased demand for our products and improved margins.

        Revenue in 2010 was $4,576 million, significantly higher than $1,612 million for the period from July 6 to December 31, 2009 primarily due to the longer time period and higher sales prices and volumes.

        Feedstock and Operating Costs in 2010 were $3,466 million compared to $1,157 million for the period from July 6 to December 31, 2009. The large increase in feedstock and operating costs was due to the longer time period and higher average prices for feedstocks as prices rebounded from the effects of the economic downturn.

        Foreign Exchange Losses in 2010 were $13 million compared to $104 million for the period from July 6 to December 31, 2009. The difference was due to the effect of a more significant strengthening of the Canadian dollar on Canadian-denominated liabilities in the 2009 period versus 2010 and the hedging of the Cdn$250 million 7.85% notes that we repaid in August 2010.

        Depreciation and Amortization expense was $243 million in 2010 up from $131 million during the period from July 6 to December 31, 2009, primarily due to the longer time period.

        Selling, General and Administrative expenses were $209 million in 2010 compared to $82 million for the period from July 6 to December 31, 2009 primarily due to the longer period and increased incentive compensation costs due to improved business performance.

        Research and Development expenses were $35 million in 2010 up from $17 million for the period from July 6 to December 31, 2009 due to the longer time period.

        Restructuring Charges were $20 million in 2010 compared to $22 million for the period from July 6 to December 31, 2009. The 2010 restructuring charges were attributed to the write-down of certain of our Performance Styrenics segment's assets, while the charges during the 2009 period were due to restructuring activities, including workforce reductions in Corporate and our Olefins/Polyolefins business unit.

        Interest Expense (Net) in 2010 was $183 million, up from $83 million for the period from July 6 to December 31, 2009. The increase was primarily due to the longer time period and the full impact of interest on the $700 million of notes issued in October 2009.

        Income Tax Expense was a $120 million expense in 2010, up from a $7 million expense for the period from July 6 to December 31, 2009. The increase was due to taxable income increasing by more than $300 million in 2010 and unrecognized tax losses.

  Full Year 2010 Versus January 1 to July 5, 2009

        Income (Loss) from Continuing Operations in 2010 was income of $233 million up from a loss of $235 million for the period from January 1 to July 5, 2009. The improvement was the result of improved economic and business conditions, which resulted in increased demand for our products and improved margins.

        Revenue in 2010 was $4,576 million, significantly higher than $1,345 million for the period from January 1 to July 5, 2009 primarily due to the longer time period and higher sales prices and volumes.

        Feedstock and Operating Costs in 2010 were $3,466 million compared to $1,167 million for the period from January 1 to July 5, 2009. The large increase in feedstock and operating costs was due to the longer time period and higher average prices for feedstocks as prices rebounded from the effects of the economic downturn.

        Foreign Exchange Losses in 2010 were a loss of $13 million compared to a loss of $39 million for the period from January 1 to July 5, 2009. The difference was due to the effect of a strengthening of the Canadian dollar on Canadian-denominated liabilities in the 2009 period versus 2010 and the hedging of the Cdn$250 million 7.85% notes that we repaid in August 2010.

        Depreciation and Amortization expense was $243 million in 2010 up from $117 million during the period from January 1 to July 5, 2009, primarily due to the longer time period.

        Selling, General and Administrative expenses were $209 million in 2010 compared to $175 million for the period from January 1 to July 5, 2009. The 2009 period expenses were higher on a percentage basis primarily due to financial advisor and legal fees of $46 million incurred with respect to the IPIC Transaction during the 2009 period.

        Research and Development expenses were $35 million in 2010 up from $17 million for the period from January 1 to July 5, 2009 due to the longer time period.

        Restructuring Charges were $20 million in 2010, down from $41 million during the period from January 1 to July 5, 2009. Contributing to the higher restructuring charges during the period in 2009 was our decision to exit the DYLARK® engineering resin business during the second quarter of 2009.

        Interest Expense (Net) in 2010 was $183 million, up from $92 million for the period from January 1 to July 5, 2009. The increase was primarily due to the longer time period and the impact of interest on the $700 million of notes issued in October 2009, which was partially offset by additional amortization expense of debt issue costs as a result of amendments to existing financings and additional financings completed in the first and second quarters of 2009.

        Income Tax Expense (Recovery) was a $120 million expense in 2010, compared to a recovery of $62 million for the period from January 1 to July 5, 2009. The increase was due to taxable income increasing by more than $650 million in 2010.

  July 6 to December 31, 2009 Versus Full Year 2008

        Income from Continuing Operations for the period from July 6 to December 31, 2009 was $9 million compared to $105 million in 2008. The decrease in income was a result of strong earnings during the first nine months in 2008 and the impact of the global recession that started during the final three months of 2008 and resulted in slowly recovering economic and business conditions during the 2009 period.

        Revenue for the period from July 6 to December 31, 2009 was $1,612 million, significantly down from $5,645 million in 2008 primarily due to the shorter time period and lower sales prices and volumes.

        Feedstock and Operating Costs for the period from July 6 to December 31, 2009 were $1,157 million compared to $5,055 million during 2008. The steep decline in feedstock and operating costs was due to the shorter time period and significantly lower average crude oil, benzene and natural gas prices during the period in 2009 compared to 2008 that occurred as a result of the reset in commodity and materials prices triggered by the global recession that started in the second half of 2008.

        Foreign Exchange Losses (Gains) for the period from July 6 to December 31, 2009 were a loss of $104 million compared to a gain of $117 million in 2008. The difference was due to the effect of a strengthening Canadian dollar on Canadian-denominated liabilities in the 2009 period and the change of our functional currency during 2008.

        Depreciation and Amortization expense was $131 million for the period from July 6 to December 31, 2009, down from $235 million in 2008, due to the shorter time period. The application of push-down accounting did not impact depreciation as we reassessed and revised the estimated useful lives of our assets in our Olefins/Polyolefins business at the same time (see "Application of Critical Accounting Estimates—Property, Plant and Equipment").

        Selling, General and Administrative expenses were $82 million for the period from July 6 to December 31, 2009 compared to $212 million during 2008, primarily due to the shorter period.

        Research and Development expenses were $17 million for the period from July 6 to December 31, 2009, down from $44 million during 2008 due to the shorter time period and targeted cost savings in the 2009 period, primarily in our styrenics business.

        Restructuring Charges were $22 million for the period from July 6 to December 31, 2009, compared to $32 million during 2008. With the IPIC Transaction complete, previously planned restructuring activities, including workforce reductions in Corporate and our Olefins/Polyolefins business unit, were resumed in the 2009 period.

        Interest Expense (Net) for the period from July 6 to December 31, 2009 was $83 million compared to $149 million in 2008, primarily lower due to the shorter time period; however, it was higher on a percentage basis due to accretion of discount on notes due to push-down accounting and costs associated with existing and new financings offset to a small degree as a result of the repayment of $250 million of 7.4% notes due April 1, 2009.

        Income Tax Expense (Recovery) was a $7 million expense for the period from July 6 to December 31, 2009, compared to a recovery of $71 million in 2008 due to the increase in income before taxes. In 2008, the tax recovery as a percent of income before income taxes was higher than would be expected due to permanent differences on foreign exchange gains and losses, and additional tax for transfer pricing disputes.

  January 1 to July 5, 2009 Versus Full Year 2008

        (Loss) Income from Continuing Operations for the period from January 1 to July 5, 2009 was a loss of $235 million compared to income of $105 million in 2008. The significant decrease in income was due to weak economic and business conditions in the 2009 period that resulted in lower selling prices and sales volumes that more than offset lower feedstock and operating costs. Higher foreign exchange losses in the 2009 period due to the effect of a strengthening Canadian dollar on Canadian-denominated liabilities also contributed to the increase in the loss.

        Revenue was $1,345 million for the period from January 1 to July 5, 2009, significantly down from $5,645 million in 2008 due to the shorter time period. In addition, weak economic and business conditions during the first half of 2009 resulted in lower average selling prices for products in all business segments as well as lower sales volumes that more than offset lower feedstock and operating costs compared to 2008.

        Feedstock and Operating Costs were $1,167 million during the period from January 1 to July 5, 2009 compared to $5,055 million during 2008. The steep decline in feedstock and operating costs was due to the shorter time period and significantly lower average crude oil, benzene and natural gas prices during the 2009 period compared to 2008 as a result of the reset in commodity and materials prices triggered by the global recession that started in the second half of 2008.

        Foreign Exchange Losses (Gains) for the period from January 1 to July 5, 2009 were a loss of $39 million compared to a gain of $117 million in 2008. The difference was due to the effect of a strengthening Canadian dollar on Canadian-denominated liabilities in the 2009 period, and the change in functional currency in 2008.

        Depreciation and Amortization expense was $117 million in the period from January 1 to July 5, 2009, down from $235 million in 2008, due to the shorter time period.

        Selling, General and Administrative expenses were $175 million during the period from January 1 to July 5, 2009 compared to $212 million during 2008. Selling, general and administrative expenses for the 2009 period were higher on a percentage basis compared to 2008 primarily due to financial advisor and legal fees of $46 million incurred with respect to the IPIC Transaction during the 2009 period.

        Research and Development expenses were $17 million during the period from January 1 to July 5, 2009, down from $44 million during 2008 due to the shorter time period and targeted cost savings, primarily in our styrenics business.

        Restructuring Charges were $41 million during the period from January 1 to July 5, 2009 compared to $32 million during 2008. Contributing to the increased restructuring charges during the 2009 period was our decision to exit the DYLARK engineering resin business during the second quarter of 2009.

        Interest Expense (Net) during the period from January 1 to July 5, 2009 was $92 million compared to $149 million in 2008. The overall decrease was due to the shorter time period, but it increased on a percentage basis primarily due to additional amortization expense of debt issue costs as a result of amendments to existing financings and additional financings completed in the first half of 2009.

        Income Tax Recovery was $62 million in the period from January 1 to July 5, 2009 compared to $71 million in 2008 due to a loss before taxes in the period from January 1 to July 5, 2009. In 2008, the tax recovery as a percent of income before income taxes was higher than would be expected due to permanent differences on foreign exchange gains and losses, and unrecognized tax losses.

Olefins/Polyolefins Business Unit

        Our Olefins/Polyolefins business unit produces and sells ethylene, PE and co-products from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on its cost advantaged feedstock (because ethane prices in Alberta are primarily based on natural gas prices when compared to the U.S. Gulf Coast ("USGC") where ethane tends to trade in a more highly correlated relationship with the crude oil price), world-scale and energy-efficient manufacturing facilities in Alberta and proprietary technology such as Advanced SCLAIRTECH™ ("AST") and gas-phase PE process technology as well as PE catalyst technology.

        Our Olefins/Polyolefins business unit contains three reporting segments:

  (1)
  Joffre Olefins, which produces and sells ethylene and co-products and includes the Joffre, Alberta, site's three ethylene crackers.

  (2)
  Corunna Olefins, which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

  (3)
  Polyethylene, which produces and sells PE and includes both the Alberta and Ontario based PE assets.

  Olefins/Polyolefins Business Unit Snapshot

Reporting Segment	Primary Products	Capacity	Manufacturing Sites	Primary Feedstock

Joffre Olefins	Ethylene Co-Products(1)	4.8 Blbs 0.8 Blbs	Joffre, Alberta	Ethane

Corunna Olefins	Ethylene Co-Products(1)	1.8 Blbs 4.7 Blbs	Corunna, Ontario	Crude oil, Condensate, Propane and Butane

Polyethylene	Linear low-density PE AST-based PE Low-density PE High-density PE	3.7 Blbs	Joffre, Alberta Mooretown, Ontario St. Clair River, Ontario	Ethylene (Internally supplied)

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

        Polyethylene is used to produce every day, consumer staple oriented items such as food packaging, packaging for personal care items, toys and bottles, and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging and building products. PE resin is globally traded in established merchant markets. PE margins typically expand when operating rates are at or above 90% of nameplate capacity.

        Co-products are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene and butadiene-building blocks that are used to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products include gasoline blending components and fuel oil. The profitability of co-products depends on energy prices and the supply/demand balance for each co-product. The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

  Business Overview

        Our largest volume product is ethylene, which is the key feedstock for the production of PE. We produce ethylene and co-products at our Joffre, Alberta, and Corunna, Ontario, manufacturing facilities.

  Joffre Olefins

        Joffre Olefins produces and sells ethylene and co-products and includes three world-scale ethylene crackers in Joffre, Alberta. Our share of production capacity from the Joffre crackers, which excludes Dow Chemical Canada ULC's ("Dow's") 50% interest in the Ethylene 3 ("E3") cracker, is 4.8 billion pounds per year and represents approximately 75% of our total nameplate ethylene production capacity. Approximately half of our production capacity at Joffre supports internal PE production, while the remainder is sold to third parties. The Joffre crackers have the capacity to produce approximately 830 million pounds per year of co-products such as hydrogen, propylene and other hydrocarbons.

        The primary feedstock of the Joffre ethylene crackers is ethane, which is extracted from natural gas by third-party field and straddle plant operators and delivered to the Joffre site via pipeline. The majority of ethane used at the Joffre site is extracted and delivered under medium-to long-term contracts. We can also directly purchase ethane and have the flexibility to use propane to meet a portion of our feedstock requirements when the economics are favorable.

        The only major use for ethane is as a feedstock for production of ethylene. In Alberta, we typically acquire ethane by purchasing natural gas to replace the energy content of the ethane removed from the gas stream plus pay a fee for extraction and delivery. Therefore, our feedstock costs are directly linked to the natural gas price in Alberta. Alberta's historically lower cost of natural gas, due to structural transportation differentials, and more efficient ethane extraction plant infrastructure compared to the USGC contributes to our feedstock cost advantage. In comparison, USGC ethane prices generally follow the prices of other ethylene feedstocks such as propane and naphtha, which typically track crude oil prices. Ethane prices are also influenced by more traditional supply and demand dynamics. As a result, the price for ethane on the USGC can be at a substantial premium to the underlying natural gas value.

  Corunna Olefins

        Corunna Olefins produces and sells ethylene and co-products that result from the manufacture of ethylene and processing of crude oil and other feedstocks. The Corunna ethylene flexi-cracker has annual production capacity of 1.8 billion pounds of ethylene and 4.7 billion pounds of co-products, depending on the feedstock used. Most of Corunna's ethylene production is consumed by our PE plants while the majority of its co-products are sold to third parties.

        Corunna's manufacturing assets have the flexibility to process a large range of feedstocks and produce a diverse range of chemical and energy co-products. We are able to adjust Corunna's feedstock slate between crude oil, crude oil derivatives and natural gas liquids, or NGLs, as market conditions fluctuate. Corunna's crude oil processing unit allows us to purchase crude oil and produce our own naphtha when it is economically favorable to do so. The Corunna facility can access NGLs, such as propane and butane from local producers, Western Canada or the United States. The Corunna facility can also access crude oil, condensates and naphtha from various North American supply sources.

  Polyethylene

        The Polyethylene segment produces and sells linear low-density polyethylene ("LLDPE"), low-density polyethylene ("LDPE") and high-density polyethylene ("HDPE").

        We have approximately 3.7 billion pounds of annual PE production capacity from our two units in Joffre, Alberta, and our Mooretown and St. Clair River sites in Ontario. In 2010, we completed a modernization and expansion project of our Mooretown LDPE line. During 2011, we expect to use the projected additional 100 million pounds of annual production capacity, as well as produce an upgraded product slate, with improved reliability and lower production costs.

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

  PE Technology Licensing

        We license our proprietary SCLAIRTECH™ technology and NOVACAT® family of catalysts. Our SCLAIRTECH technology is licensed for use in 12 plants around the world.

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

1.
Supply/Demand Balance—In 2011 and 2012, we expect the effects of the start-up of large amounts of ethylene and PE capacity to affect the supply/demand balance. During 2011, supply growth is expected to continue to exceed demand growth causing an oversupply of products and a reduction in global operating rates. We expect some producers will shut down their facilities permanently, which should reduce excess capacity and cause operating rates to return to higher levels over time. In addition, margins in periods of oversupply are typically below re-investment levels and this discourages new investment decisions, eventually leading to a period of inadequate supply and a return to margin expansion. Starting in 2012, demand growth may again outpace supply growth, beginning a period of increasing capacity utilization.

2.
Cost Advantaged Feedstocks—Our Joffre facility has access to some of the lowest cost feedstocks in the world outside of the Middle East. According to industry experts, the cost of natural gas in North America is expected to remain low relative to crude oil for at least the next several years. This should allow us to be feedstock advantaged compared to North American competitors that use crude oil based feedstocks. We expect the structural transportation differentials, and more efficient ethane extraction plant infrastructure in Western Canada compared to the USGC to continue, which should also help in maintaining our competitiveness in North America. In addition, well over 50% of global capacity uses feedstock derived from crude oil that is relatively high cost. Because market prices are set by the highest cost producers, our advantaged cost position should lead to higher margins for our business relative to those high cost producers when selling at market prices.

3.
Natural Gas Flows—In 2011, we expect the export flows of natural gas across the Alberta border to be similar to the lower than historical flows experienced in 2010 due primarily to lower selling prices for natural gas in North America. This will likely lead to less natural gas flowing through the ethane extraction plants ("Straddle Plants") on the mainline of the TransCanada Alberta pipeline system and therefore less ethane available as feedstock for our ethylene plants in Western Canada.

  On March 1, 2011, we and a subsidiary of AltaGas Ltd. ("AltaGas") entered into definitive agreements for long-term, cost-competitive ethane and other natural gas liquids supply from AltaGas' Harmattan- Elkton Gas Plant. The ethane extracted from the natural gas will be delivered through the existing connection to the Alberta Ethane Gathering System. We expect to receive ethane and other natural gas liquids from AltaGas' Harmattan Co-Stream Project starting in the first quarter of 2012.

  We are working and will continue to work with suppliers, the Alberta government and pipeline companies to source additional supply for our feedstock needs. These sources could include, among others, the streaming of natural gas with low ethane content to industrial consumption in Alberta, with the expected result that high ethane content natural gas will flow through the Straddle Plants; natural gas liquids from large new gas finds in Alberta, British Columbia and northern sources; and ethane to be extracted from the natural gas flowing in the Alliance pipeline. There is also evidence of increases in drilling activity in shale formations that contain relatively high levels of natural gas liquids. As these activities develop, they are expected to provide additional feedstock volumes to the Alberta region.

  In addition to the potential sources of feedstock supply listed above, we have begun to establish new cost competitive future sources of feedstock that will be based on ethane extracted from associated natural gas from oil production. For example, on January 31, 2011, we executed definitive agreements with Hess Corporation ("Hess") and affiliates of Mistral Energy Inc. ("Mistral") to purchase ethane production from Hess' Tioga Gas Plant in North Dakota and transport it via a pipeline to be constructed, owned and operated by Mistral to Alberta, Canada. We have the right to purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement. The pipeline, called the Vantage Pipeline, is expected to start-up by the end of 2012, subject to receipt of customary regulatory and other approvals.

  We expect to be able to reduce our reliance on export natural gas flows across the Alberta border and begin to improve our feedstock supply for our Joffre facility beginning in late 2012.

  With the development and application of shale gas technology, we are experiencing a rapidly changing supply profile for NGLs throughout North America. A key source of sustainable future supply for the Corunna Olefins facility could be the Marcellus Basin because of its proximity and the existing infrastructure in and around Sarnia. In its 30 plus year history, the Corunna Olefins facility has been transformed from a fully naphtha based cracker into a mostly light feed cracker today, and there is an opportunity to further enhance its flexibility to handle substantial quantities of ethane feedstock. This would be consistent with a generally growing view within the industry that North American light feed crackers will enjoy a significant and sustainable advantage over naphtha crackers in Europe and Asia. Our Corunna facility could become an ideal outlet for ethane from the Marcellus region as well as other nearby shale formations, by the end of 2013. We believe Marcellus gas producers would benefit by having a secure steady outlet for ethane which could eliminate a potential barrier to developing their rich gas reserves in Marcellus.

  On February 15, 2011, we signed a memorandum of understanding with Caiman Energy LLC ("Caiman") for the supply of up to 20,000 barrels per day of ethane under a long-term arrangement supplied from Caiman's Fort Beeler Plant near Cameron, West Virginia, in the Marcellus Basin. The ethane will be transported to our Sarnia, Ontario, cracker via pipeline.

Olefins/Polyolefins Financial Highlights From Continuing Operations

(millions of U.S. dollars, except as noted)	2010	July 6–Dec. 31, 2009 Restated(1)	Jan. 1–July 5, 2009 Restated(1)	2008 Restated(1)
	Successor		Predecessor
Revenue
Joffre Olefins(2)	$1,519	$564	$503	$2,159
Corunna Olefins(2)	2,006	526	437	2,537
Polyethylene(2)	1,946	805	698	2,383
Eliminations(3)	(1,163)	(413)	(380)	(1,778)

	$4,308	$1,482	$1,258	$5,301

Operating Income (Loss)(4)
Joffre Olefins	$384	$104	$87	$621
Corunna Olefins	136	(27)	(78)	(243)
Polyethylene	300	152	42	(43)
Eliminations(3)	(32)	(6)	(8)	36

	$788	$223	$43	$371

Polyethylene Sales Volumes (Millions of Pounds)	3,096	1,525	1,536	3,432

Notes:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
Before inter-segment eliminations between the business units.

(3)
Represents inter-segment eliminations.

(4)
See Supplemental Measures.

  Olefins/Polyolefins Average Benchmark Prices

	2010
					Annual 2010	July 1 to Dec. 31 2009	Jan. 1 to June 30 2009	Annual 2008
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4
Benchmark Principal Product Prices:(1)
Ethylene(2)	$0.52	$0.46	$0.38	$0.47	$0.46	$0.36	$0.32	$0.59
PE—linear low-density butene liner(3)	$0.64	$0.68	$0.61	$0.67	$0.65	$0.56	$0.50	$0.79
PE—weighted-average benchmark(3)	$0.67	$0.70	$0.63	$0.68	$0.67	$0.60	$0.53	$0.81
Benchmark Raw Material Prices:(1)
AECO natural gas (dollars per mmBTU)(4)	$4.75	$3.79	$3.41	$3.58	$3.88	$3.47	$3.46	$7.74
NYMEX natural gas (dollars per mmBTU)(4)	$5.38	$4.07	$4.41	$3.81	$4.42	$3.84	$4.23	$8.95
WTI crude oil (dollars per barrel)(5)	$78.72	$78.04	$76.20	$85.17	$79.53	$72.25	$51.35	$99.65

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)
Source: Chemical Market Associates, Inc. ("CMAI")-USGC Net Transaction Price.

(3)
Source: Townsend Polymer Services Information; Benchmark prices weighted according to our sales volume mix in North America.

(4)
Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)
Source: Platt's. NYMEX WTI daily spot-settled price average for calendar month.

Discussion of Financial Results of Olefins/Polyolefins Business Unit

  Joffre Olefins

Full Year 2010 Versus July 6 to December 31, 2009

        Revenue was $1,519 million in 2010, up from $564 million during the period from July 6 to December 31, 2009, due to the longer time period and higher selling prices and sales volumes. During 2010, ethylene supply became tight during periods of planned and unplanned industry production shutdowns, while demand increased. This resulted in industry average prices for ethylene that were 26% higher in the full year 2010 compared to the second half of 2009.

        Feedstock and Operating Costs were $973 million in 2010, up from $384 million during the period from July 6 to December 31, 2009. Costs increased in 2010 due to the longer period, higher volumes and higher natural gas and utility costs. Average AECO natural gas prices increased by approximately 12% in 2010 compared to the second half of 2009.

        Operating income was $384 million in 2010, up from $104 million during the period from July 6 to December 31, 2009. Margins in the full year 2010 were higher than the 2009 period as sales prices increased due to tight supply of ethylene and co-products resulting from planned and unplanned industry production shutdowns for ethylene, industry utilization of a lighter feed mix that reduced production of certain co-products, and demand growth driven by economic recovery.

Full Year 2010 Versus January 1 to July 5, 2009

        Revenue was $1,519 million in 2010, up from $503 million during the period from January 1 to July 5, 2009, due to the longer time period and higher selling prices and sales volumes. During 2010, ethylene supply became tight during periods of planned and unplanned industry production shutdowns, while demand increased. This resulted in industry average prices for ethylene that were 46% higher in the full year 2010 compared to the first half of 2009.

        Feedstock and Operating Costs were $973 million in 2010, up from $374 million during the period from January 1 to July 5, 2009. Costs increased in 2010 due to the longer period, higher volumes and higher natural gas and utility costs. Average AECO natural gas prices increased by approximately 12% in 2010 compared to the first half of 2009.

        Operating income was $384 million in 2010, up from $87 million during the period from January 1 to July 5, 2009. Margins in the full year 2010 were higher than the 2009 period as sales prices increased due to tight supply of ethylene and co-products resulting from planned and unplanned industry production shutdowns for ethylene, industry utilization of a lighter feed mix that reduced production of certain co-products, and demand growth driven by economic recovery.

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $564 million in the period from July 6 to December 31, 2009, down from $2,159 million in 2008 due to the shorter time period and lower selling prices and sales volumes. Industry average prices for ethylene were 38% lower in the second half of 2009 compared to full year 2008.

        Feedstock and Operating Costs were $384 million in the period from July 6 to December 31, 2009, down from $1,455 million in 2008. Costs decreased in the time period in 2009 due to the shorter time period, lower volumes and lower natural gas and utility costs, and the lower Canadian dollar exchange rate. Average AECO natural gas prices were over 50% lower in the second half of 2009 compared to full year 2008.

        Operating income was $104 million in the period from July 6 to December 31, 2009, down from $621 million in 2008. Margins in the time period in 2009 were lower as sales price declined further than feedstock and operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $503 million in the period from January 1 to July 5, 2009, down from $2,159 million in 2008 due to the shorter time period and lower selling prices and lower sales volume. Industry average prices for ethylene were 46% lower in the first half of 2009 compared to full year 2008.

        Feedstock and Operating Costs were $374 million in the period from January 1 to July 5, 2009, down from $1,455 million in 2008. Costs decreased in the time period in 2009 due to the shorter time period, lower sales volume and lower natural gas and utility costs, and the lower Canadian dollar exchange rate. Average AECO natural gas prices were over 50% lower in the first half of 2009 compared to full year 2008.

        Operating income was $87 million in the period from January 1 to July 5, 2009, down from $621 million in 2008. Margins in the time period in 2009 were lower as sales price declined further than feedstock and operating costs.

  Corunna Olefins

Full Year 2010 Versus July 6 to December 31, 2009

        Revenue was $2,006 million in 2010, up from $526 million during the period from July 6 to December 31, 2009. The change was due primarily to the longer time period and an increase in product prices along with higher sales volumes. Co-product pricing increased due to higher WTI crude oil prices and increased demand combined with reduced supply due to an industry trend towards using lighter ethylene feedstock that resulted in less co-product production.

        Feedstock and Operating Costs in 2010 were $1,837 million, up from $537 million in the period from July 6 to December 31, 2009. Feedstock prices increased along with the average WTI crude oil price, which was almost 10% higher in 2010 than during the second half of 2009. Feedstock costs were higher due to the longer time period and higher sales volumes. Operating costs were higher primarily due to the strengthening of the Canadian dollar and higher utility costs.

        Operating income (loss) was operating income of $136 million in 2010 up from an operating loss of $27 million during the period from July 6 to December 31, 2009. The improvement was primarily due to higher margins during 2010 that resulted from higher WTI crude oil price and reduced supply of co-products in the market while demand increased.

Full Year 2010 Versus January 1 to July 5, 2009

        Revenue was $2,006 million in 2010, up from $437 million during the period from January 1 to July 5, 2009. The increase was due primarily to the longer time period and an increase in product prices along with higher sales volumes. Co-product pricing increased due to higher WTI crude oil prices and increased demand combined with reduced supply due to an industry trend towards using lighter ethylene feedstock that resulted in less co-product production.

        Feedstock and Operating Costs in 2010 were $1,837 million, up from $478 million in the period from January 1 to July 5, 2009. Feedstock prices increased along with the average WTI crude oil price, which was almost 55% higher in 2010 than during the first half of 2009. Feedstock costs were higher due to the longer time period and higher sales volumes. Operating costs were higher primarily due to the strengthening of the Canadian dollar and higher utility costs.

        Operating income (loss) was operating income of $136 million in 2010 up from an operating loss of $78 million during the period from January 1 to July 5, 2009. The improvement was primarily due to higher margins during 2010 that resulted from higher WTI crude oil price and reduced supply of co-products in the market while demand increased.

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $526 million in the period from July 6 to December 31, 2009, down from $2,537 million in 2008. The change was due primarily to the shorter time period and a reduction in product prices and decreased sales volumes. Co-product pricing fell in response to lower WTI crude oil prices, which averaged almost 30% lower in the second half of 2009 compared to 2008.

        Feedstock and Operating Costs were $537 million in the period from July 6 to December 31, 2009, down from $2,708 million in 2008. Feedstock prices were down along with the average WTI crude oil price, which was almost 30% lower in the second half of 2009 compared to 2008. Feedstock costs were lower due to the shorter time period and lower sales volumes. Operating costs were lower mainly due to the shorter time period, lower utility costs, and a lower Canadian dollar exchange rate.

        Operating loss was $27 million in the period from July 6 to December 31, 2009, compared to $243 million in 2008. The improvement was primarily due to lower feedstock costs and more stable flow-through of costs with no need to adjust the value of our inventory. Margins in the time period in 2009 were higher as sales price increased more than feedstock and operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $437 million in the period from January 1 to July 5, 2009, down from $2,537 million in 2008. The change was due primarily to the shorter time period and a reduction in product prices and decreased sales volumes. Co-product pricing fell in response to lower WTI crude oil prices, which averaged almost 50% lower in the first half of 2009 compared to 2008.

        Feedstock and Operating Costs were $478 million in the period from January 1 to July 5, 2009, down from $2,708 million in 2008. Feedstock prices were down along with the average WTI crude oil price, which was almost 50% lower in the first half of 2009 compared to 2008. Feedstock costs were lower due to the shorter time period and lower sales volumes. Operating costs were lower mainly due to the shorter time period, lower utility costs, and a lower Canadian dollar exchange rate.

        Operating loss was $78 million in the period from January 1 to July 5, 2009, compared to $243 million in 2008. The improvement was primarily due to lower feedstock costs and more stable flow-through of costs with no need to adjust the value of our inventory.

  Polyethylene

Full Year 2010 Versus July 6 to December 31, 2009

        Revenue was $1,946 million in 2010, up from $805 million during the period from July 6 to December 31, 2009. The increase was primarily due to the longer time period and increased PE sales prices. The average PE sales price was approximately 15% higher during 2010 compared to the second half of 2009, as feedstock costs increased and demand for our products improved.

        Feedstocks and Operating Costs were $1,516 million in 2010 up from $587 million in the period from July 6 to December 31, 2009. Feedstock and operating costs were higher in 2010 primarily due to the longer time period, higher sales volumes and higher ethylene costs, which were approximately 26% higher than the second half of 2009. Operating costs were higher primarily due to higher utility costs, an unexpected mechanical failure in our PE2 polyethylene plant that caused an unplanned shutdown of the line, which was corrected and restarted, and startup costs related to the upgrade of our Mooretown, Ontario, LDPE line.

        Operating income in 2010 was $300 million, up from $152 million during the period July 6 to December 31, 2009. The increase was due to PE sales prices increasing more than feedstock costs, as demand improved and the industry experienced several supply interruptions during 2010.

Full Year 2010 Versus January 1 to July 5, 2009

        Revenue was $1,946 million in 2010, up from $698 million during the period from January 1 to July 5, 2009. The increase was primarily due to the longer time period and increased PE sales prices. The average PE sales price was approximately 30% higher in 2010 compared to the first half of 2009, as feedstock costs increased and demand for our products improved.

        Feedstocks and Operating Costs were $1,516 million in 2010 up from $597 million in the period from January 1 to July 5, 2009. Feedstock and operating costs were higher in 2010 primarily due to the longer time period, higher sales volumes and higher ethylene costs, which were 46% higher than the first half of 2009. Operating costs were higher primarily due to higher utility costs, an unexpected mechanical failure in our PE2 polyethylene plant that caused an unplanned shutdown of the line, that was corrected and restarted, and startup costs related to the upgrade of our Mooretown, Ontario, LDPE line.

        Operating income in 2010 was $300 million, up from $42 million during the period January 1 to July 5, 2009. The increase was due to PE sales prices increasing more than feedstock costs, as demand improved and the industry experienced several supply interruptions during 2010.

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $805 million in the period from July 6 to December 31, 2009, down from $2,383 million in 2008. The change primarily was due to the shorter time period and lower PE sales prices. The average PE sales price was almost 30% lower, as the economic downturn reduced both feedstock costs and demand for products as compared to 2008. In the time period in 2009, demand was steady, but customers did not rebuild their low inventories due to continued economic uncertainty.

        Feedstocks and Operating Costs were $587 million in the period from July 6 to December 31, 2009, down from $2,298 million in 2008. Feedstock and operating costs were lower in the time period in 2009 primarily due to the shorter time period, lower sales volumes and lower ethylene costs, which were 38% lower than 2008, and lower utility costs.

        Operating income (loss) in the period from July 6 to December 31, 2009 was income of $152 million, up from a loss of $43 million in 2008. The increase was due to PE sales prices increasing more than feedstock costs and lower operating costs.

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

        Operating income (loss) in the period from January 1 to July 5, 2009 was income of $42 million, up from a loss of $43 million in 2008. The increase was due to PE sales prices increasing more than feedstock costs and lower operating costs.

Performance Styrenics Segment

  Business Overview

        Our Performance Styrenics segment produces EPS and ARCEL® resins in North America. The segment markets EPS resins in North and South America and Asia and ARCEL globally via direct sales and various distribution and agency agreements.

        EPS resins are used in packaging for food and consumer products and in insulation for the building and construction industry. Currently, sales of our EPS resins account for the majority of Performance Styrenics' revenue. As a result, profitability of this business unit is dependent on the cyclical supply/demand balance for EPS.

        ARCEL resins apply proprietary technology to enable customers to reduce their costs and environmental impact in high performance protective packaging applications. ARCEL resin is used for protective packaging of damage sensitive goods such as computers, printers, electronics, appliances and furniture. Due to its unique properties, ARCEL resin can earn higher margins over standard, non-differentiated products.

        We have the capacity to produce 350 million pounds per year of standard EPS and ARCEL resins at our production facilities in Monaca (Beaver Valley), Pennsylvania, and Painesville, Ohio.

        Our Performance Styrenics segment also includes our interests in EPS-based downstream business and ventures for the building and construction industry, which are collectively known as SYNTHEON and reported as held for sale.

  Styrene Feedstock

        Styrene is the primary feedstock for the production in this business unit. Our minority interest in LyondellBasell Industries' Channelview, Texas, propylene oxide/styrene monomer facility supplies 400 million pounds per year of cost-based styrene to our Performance Styrenics business unit, which is sufficient to meet our anticipated styrene requirements.

  Outlook for Performance Styrenics Segment

        In 2009, we restructured this business. These changes included the rationalization of EPS capacity toward more sustainable business segments and exiting the DYLARK resin business. In 2010, the segment reported positive income, and we believe it can be successful going forward.

        During 2010, our Board of Directors approved the sale of SYNTHEON, subject to certain conditions. We anticipated that the sale would be completed during 2010; however, negotiations are still in progress. Associated results of operations, financial position and cash flows of SYNTHEON are separately reported in our Annual Audited Consolidated Financial Statements as discontinued operations and assets and liabilities are reported as held for sale.

        In 2011, we expect continued improvement in the demand for styrenic polymers for use in construction and packaging as the economy continues to recover. Additionally, we expect growth in the cup and container market that utilizes our DYLITE® resin.

        We are continuing to evaluate this business unit and are exploring strategic options.

  Performance Styrenics Financial Highlights From Continuing Operations

(millions of U.S. dollars, except as noted)	2010	July 6–Dec. 31, 2009 Restated(1)	Jan. 1–July 5, 2009 Restated(1)	2008 Restated(1)
	Successor		Predecessor
Revenue	$304	$143	$93	$388
Operating income (loss)(2)	$2	$5	$(19)	$(49)
Sales Volumes(3) (millions of pounds)	260	139	119	328

Notes:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
See Supplemental Measures.

(3)
Third-party sales.

  Performance Styrenics Average Benchmark Prices

	2010
					Annual 2010	July 1 to Dec. 31 2009	Jan. 1 to June 30 2009	Annual 2008
(U.S. dollars per pound)	Q1	Q2	Q3	Q4
Benchmark Principal Product Prices:(1)
Styrene(2)	$0.68	$0.65	$0.55	$0.63	$0.63	$0.56	$0.43	$0.73
EPS(2)	$0.91	$0.94	$0.88	$0.91	$0.91	$0.92	$0.83	$1.07

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)
Source: CMAI Contract Market.

  Discussion of Financial Results of Performance Styrenics Segment

Full Year 2010 Versus July 6 to December 31, 2009

        Revenue was $304 million in 2010, up from $143 million during the period July 6 to December 31, 2009. The increase was due to the longer time period and higher sales volumes. The volume increase was primarily due to higher EPS sales into the construction and packaging markets.

        Feedstock and Operating Costs were $284 million in 2010, up from $126 million during the period July 6 to December 31, 2009. Costs were higher in 2010 primarily due to the longer time period, higher sales volumes and the 12% increase in the cost of styrene. Operating costs were lower due to restructuring in the business.

        Operating income in 2010 was $2 million, down from $5 million during the period July 6 to December 31, 2009. In 2010, lower margins versus the period in 2009 were only partially offset by lower operating costs due to restructuring in 2009.

Full Year 2010 Versus January 1 to July 5, 2009

        Revenue was $304 million in 2010, up from $93 million during the period January 1 to July 5, 2009. The increase was due to the longer time period, higher sales volumes and higher selling prices. The volume increase was primarily due to higher EPS sales into the construction and packaging markets. Average EPS pricing was up 10% in 2010 compared to the first half of 2009.

        Feedstock and Operating Costs in 2010 were $284 million up from $90 million during the period January 1 to July 5, 2009. Costs were higher in 2010 primarily due to the longer time period, higher sales volumes and the 45% increase in the cost of styrene compared to the first half of 2009.

        Operating income (loss) in 2010 was income of $2 million, up from a loss of $19 million during the period January 1 to July 5, 2009. In 2010, lower margins versus the period in 2009 were offset by lower operating costs due to restructuring in 2009.

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $143 million in the period July 6 to December 31, 2009, down from $388 million in 2008. The reduction was due to the shorter time period, lower volumes and lower selling prices. Resin sales volume was low due to the impact of the economic recession and reduced demand in most construction and packaging markets. Average EPS pricing was down 14% in the second half of 2009 versus 2008.

        Feedstock and Operating Costs in the period July 6 to December 31, 2009 were $126 million, down from $389 million in 2008. Costs were lower in the period in 2009 primarily due to the shorter time period, lower sales volumes and the 24% decrease in the cost of styrene. Operating costs were lower due to restructuring in the business.

        Operating income (loss) in the period July 6 to December 31, 2009 was income of $5 million compared to a loss of $49 million in 2008. In the 2009 period, margins rose as prices declined less than flow-through feedstock costs and operating costs were lower due to restructuring.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $93 million in the period January 1 to July 5, 2009, down from $388 million in 2008. The reduction was due to the shorter time period, lower volumes and lower selling prices. Resin sales volume was low due to the impact of the economic recession and reduced demand in most construction, automotive and packaging markets. Average EPS pricing was down 23% in first half of 2009 compared to 2008.

        Feedstock and Operating Costs in the period January 1 to July 5, 2009 were $90 million, down from $389 million in 2008. Costs were lower in the 2009 period primarily due to the shorter time period, lower sales volumes and the 40% decrease in the cost of styrene.

        Operating loss in the period January 1 to July 5, 2009 was $19 million compared to $49 million in 2008. In the 2009 period margins rose as prices declined less than flow-through feedstock costs.

INEOS NOVA Joint Venture—Discontinued Operations

        We sold our 50% interest in the INEOS NOVA joint venture on February 28, 2011 to INEOS. The disposal group is shown as discontinued operations in our Annual Audited Consolidated Financial Statements.

        INEOS NOVA manufactures and sells styrene and solid polystyrene ("SPS") in North America and SPS and EPS in Europe.

  INEOS NOVA Joint Venture Financial Highlights—Discontinued Operations

(millions of U.S. dollars, except as noted)	2010	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008
	Successor		Predecessor
Revenue	$1,495	$635	$552	$1,942
Operating income (loss)(1)	$44	$(2)	$6	$(103)
Sales Volumes (millions of pounds)(2)	2,405	1,218	1,183	2,502

Notes:

(1)
See Supplemental Measures.

(2)
Third-party sales. Polystyrene sales consist of SPS sales in North America and SPS and EPS sales in Europe.

  INEOS NOVA Joint Venture Average Benchmark Prices

	2010
					Annual 2010	July 1 to Dec. 31 2009	Jan. 1 to June 30 2009	Annual 2008
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4
Benchmark Principal Product Prices:(1)
Styrene(2)	$0.68	$0.65	$0.55	$0.63	$0.63	$0.56	$0.43	$0.73
SPS(2)
North America	$1.11	$1.05	$0.87	$0.92	$0.98	$0.97	$0.81	$1.08
Europe	$0.72	$0.74	$0.71	$0.80	$0.74	$0.64	$0.48	$0.82
Benchmark raw material prices:(1)
Benzene (dollars per gallon)(2)	$3.56	$3.32	$2.87	$3.26	$3.25	$2.97	$1.60	$3.57

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.

(2)
Source: CMAI Contract Market.

  Discussion of Financial Results of INEOS NOVA—Discontinued Operations

Full Year 2010 Versus July 6 to December 31, 2009

        Revenue was $1,495 million in 2010, up from $635 million during the period July 6 to December 31, 2009. Revenue increased due to the longer time period and higher sales volumes and prices. Pricing for SPS was up 27% in Europe and 2% in North America.

        Feedstock and Operating Costs were $1,413 million in 2010, up from $613 million in the period July 6 to December 31, 2009. The increase was due to the longer time period, higher sales volumes and higher costs for feedstocks. Benzene cost was 10% higher in 2010 versus the second half of 2009.

        Operating income (loss) was income of $44 million in 2010, up from an operating loss of $2 million during the period July 6 to December 31, 2009. The improvement was mainly due to higher margins, which were higher in 2010 versus the 2009 period due to selling prices that increased more than flow-through feedstock costs.

Full Year 2010 Versus January 1 to July 5, 2009

        Revenue was $1,495 million in 2010, up from $552 million during the period January 1 to July 5, 2009. Revenue increased due to the longer time period and higher sales volumes and prices. Pricing for SPS was up 57% in Europe and 22% in North America.

        Feedstock and Operating Costs were $1,413 million in 2010, up from $514 million in the period January 1 to July 5, 2009. The increase was due to the longer time period, higher sales volumes and higher costs for feedstocks. Benzene cost was approximately 100% higher in 2010 versus the first half of 2009.

        Operating income was $44 million in 2010, up from $6 million during the period January 1 to July 5, 2009. The improvement was mainly due to higher margins, which were higher in 2010 versus the 2009 period due to selling prices that increased more than flow-through feedstock costs.

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $635 million in the period July 6 to December 31, 2009, down from $1,942 million in 2008. Revenue declined due to the shorter time period and lower sales volumes and prices. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, due to the economic recession. Pricing for SPS was down 22% in Europe and 10% in North America.

        Feedstock and Operating Costs were $613 million in the period July 6 to December 31, 2009, down from $1,981 million in 2008. The reduction was due to the shorter time period, lower sales volumes and lower feedstock costs. Benzene cost was 17% lower in the second half of 2009 versus 2008.

        Operating loss was $2 million in the period July 6 to December 31, 2009, compared to a loss of $103 million in 2008. The improvement was mainly due to higher margins in North American styrene and SPS. Margins were higher in the period in 2009 versus the prior year due to flow-through feedstock costs that fell more than selling prices.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $552 million in the period January 1 to July 5, 2009, down from $1,942 million in 2008. Revenue declined due to the shorter time period and lower sales volumes and prices. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, due to the economic recession. Pricing for SPS was down approximately 42% in Europe and 25% in North America.

        Feedstock and Operating Costs were $514 million in the period January 1 to July 5, 2009, down from $1,981 million in 2008. The reduction was due to the shorter time period, lower sales volumes and lower feedstock costs. Benzene cost was 55% lower in the first half of 2009 versus 2008.

        Operating income (loss) was income of $6 million in the period January 1 to July 5, 2009, compared to a loss of $103 million in 2008. The improvement was mainly due to higher margins in North American styrene and SPS. Margins were higher in the period in 2009 compared to the prior year due to flow-through feedstock costs that fell more than selling prices. In Europe, SPS margins declined as sharply lower sales volumes more than offset higher unit margins resulting from flow-through feedstock costs that fell more than selling prices.

Corporate Operating Loss and Other Items from Continuing Operations

        A listing of before-tax corporate and other items for the periods presented is as follows:

(millions of U.S. dollars)	2010	July 6–Dec. 31, 2009 Restated(1)	Jan. 1–July 5, 2009 Restated(1)	2008 Restated(1)
	Successor		Predecessor
Corporate operating costs	$(128)	$(53)	$(66)	$(87)
Stock-based compensation and profit sharing	(13)	—	(26)	58
Forward transactions on stock-based compensation	—	—	(9)	(100)
Mark-to-market feedstock derivatives	(15)	51	6	(87)
IPIC Transaction costs	—	(1)	(61)	—
Impairment of note receivable	(8)	—	—	—
Restructuring charges	(20)	(22)	(41)	(32)
Foreign exchange (losses) gains	(8)	(102)	(35)	117
Insurance credit	1	2	—	—
Depreciation and amortization	(9)	(4)	(3)	(7)

Operating loss	$(200)	$(129)	$(235)	$(138)

Note:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

  Corporate Operating Costs

Full Year 2010 Versus July 6 to December 31, 2009

        Corporate operating costs were higher in 2010 compared to the period from July 6 to December 31, 2009, primarily due to the longer time period and also increased incentive compensation costs due to higher net income.

Full Year 2010 Versus January 1 to July 5, 2009

        Corporate operating costs were higher in 2010 compared to the period from January 1 to July 5, 2009, primarily due to the longer time period and increased incentive compensation costs due to higher net income.

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

  Stock-Based Compensation, Forward Transactions and Profit Sharing

        We had three cash-settled stock-based compensation plans (the Equity Appreciation Plan, the Restricted Stock Unit Plan and the Deferred Share Unit Plans) that were terminated at closing of the IPIC Transaction. Therefore, no income or expense was recorded during 2010 or the period July 6, 2009 through December 31, 2009 (see below for cash-settlements).

        During the period January 1, 2009 through July 5, 2009, we recorded expense of $0 million, $25 million and $1 million, respectively, related to each of the stock-based compensation plans. The expenses were primarily due to the recognition of stock-based compensation costs for the full vesting of all previously unvested restricted share units upon closing of the IPIC Transaction. At closing of the IPIC Transaction, outstanding units of the stock-based compensation plans were canceled and the restricted share units and deferred share units were cash-settled for $6.00 per unit (outstanding equity appreciation units had no value). The total cash settlement for these units was $34 million. In 2008, we recorded income of $29 million, $14 million and $17 million, respectively, related to each of the stock-based compensation plans.

        Stock-based compensation also included the amount expensed related to the fair value of stock options earned by employees. During 2010 and the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, we had no expenses related to stock option grants. In 2008, we expensed $2 million. At the closing of the IPIC Transaction, outstanding stock options had no value, were cancelled and the plan was terminated.

        The three stock-based compensation plans were marked to market with changes in the value of our common stock price. In November 2005, we entered into cash-settled share forward transactions to manage our exposure to fluctuations in stock-based compensation costs related to the stock-based compensation plans. The forward transactions were to be cash-settled by November 2008, based on the difference between our common stock price on the NYSE, and the average execution price. In 2008, we extended the forward transactions until November 2009.

        Unrealized gains and losses associated with the forward transactions were recorded as part of Selling, general and administrative expenses, offsetting unrealized gains or losses on the stock-based compensation plans. At December 31, 2008, the mark-to-market value of the forward transactions was a $118 million unrealized loss reported in accrued liabilities. One of the forward transactions was cash settled for $42 million in January 2009 and the other forward transaction was cash settled for $88 million in February 2009. During the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, we expensed $0 million and $9 million, respectively, related to the forward transactions. In 2008, we expensed $100 million. Stock-based compensation expenses net of forward transactions were $42 million in 2008, primarily due to the ineffectiveness of the share forward transactions.

        The forward transactions also included an interest component which was accrued and payable by us on settlement or extension of the forward transactions. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 when the forward transactions were extended.

        We had a profit sharing program that was available to most employees. Profit sharing expense in 2010 was $13 million. The profit sharing targets were not achieved in 2009 or 2008 and, therefore, there is no profit sharing expense during either reporting periods in 2009 or in 2008. In 2010, the Remuneration Committee of our Board of Directors approved terminating the profit sharing program effective January 1, 2011.

  Mark-To-Market Feedstock Derivatives

        We maintain a derivative program to manage risk associated with feedstock purchases. We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. In 2010 our portfolio also included trades to re-price excess feedstock inventory, and a small volume of our winter natural gas requirements was locked in at a fixed price. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. We classify mark-to-market adjustments on feedstock derivative positions as Corporate items, as they are non-cash items and are not relevant in measuring business performance. Once positions are realized, any income effects are recorded in business results.

        The mark-to-market value of our open feedstock positions decreased during 2010 resulting in an unrealized loss of $15 million. The $66 million decline and $21 million decline, as compared to the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, respectively, were a result of changes in forward propane and butane prices relative to crude oil and the number of feedstock positions in place. The mark-to-market value of our open feedstock positions increased as compared to 2008 during the periods July 6,

2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, resulting in an unrealized gain of $51 million and $6 million, respectively.

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

  IPIC Transaction Costs

        Costs incurred during the period January 1, 2009 through July 5, 2009 include $61 million for financial advisor fees, legal fees and other related transaction costs triggered by the change in control of NOVA Chemicals on July 6, 2009. During the period July 6 to December 31, 2009, an additional $1 million in costs were incurred. No costs were incurred in 2010 or 2008.

  Restructuring Charges

2010

        Restructuring charges consisted of $20 million ($20 million after-tax) related to impairment charges on assets within our Performance Styrenics segment.

July 6 to December 31, 2009

        With the IPIC Transaction complete, previously planned restructuring activities for workforce reductions in Corporate and our Olefins/Polyolefins business unit were resumed. Restructuring charges of $22 million ($17 million after-tax) were recorded during the period July 6, 2009 through December 31, 2009 and related to the following:

  •
  $21 million of severance and other employee related costs due to restructuring across the Corporation; and

  •
  $1 million additional related to exiting the DYLARK engineering resin business.

January 1 to July 5, 2009

        During the period January 1, 2009 through July 5, 2009 restructuring charges were $41 million ($41 million after-tax) related to the following:

  •
  In June 2009, we began the process of exiting the DYLARK engineering resin business. We recorded a restructuring charge of $31 million, which included a $17 million impairment charge related to the DYLARK resin business unit assets, $3 million for severance and other employee related costs, and $11 million for other related exit costs.

  •
  We also continued the restructuring of our Performance Styrenics segment during 2009 and recorded a restructuring charge of $10 million related to severance and other employee related costs.

        As of December 31, 2010, substantially all of the severance costs due to restructuring activities during 2009 across the Corporation have been paid to employees.

2008

        In 2008, we recorded restructuring charges of $32 million before-tax ($28 million after-tax) related to the following:

  •
  $17 million impairment charge related to certain joint venture and equity investments;

  •
  $9 million related to costs incurred for capital projects which were not pursued; and

  •
  $6 million related to restructuring charges for actions taken to reduce costs, including the elimination of information technology positions in North America, substantially all of which have been paid.

  Foreign Exchange (Losses) Gains

        In January 2010, we entered into a series of foreign currency forwards to hedge the foreign currency exposure on the Cdn$250 million 7.85% notes which were due in August 2010 (the "Canadian Notes"). The foreign currency forwards locked in repayment of the Canadian Notes at U.S.$237 million. The forward contracts substantially offset the foreign exchange exposure during 2010 on the Canadian Notes. On August 30, 2010, we repaid the Canadian Notes for U.S.$237 million and the related foreign currency forwards were settled.

        Foreign exchange losses in the periods from July 6, 2009 to December 31, 2009 and from January 1, 2009 to July 5, 2009 were higher than the full year 2010 and full year 2008, primarily due to the effect of a strengthening Canadian dollar on non-hedged Canadian-denominated liabilities.

        In 2008, we undertook a review of the functional currency exposures of all of our businesses and concluded that the currency exposures of our Canadian entities are predominately in U.S. dollars. Accordingly, as required by GAAP, we commenced recording transactions in our Canadian entities using U.S. dollars as the functional currency effective October 1, 2008. This results in foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. We accounted for this change prospectively and any amounts that were previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities.

  Insurance Credit

        We are one of many participants in OIL, an insurance pool for property and liability risks. We were one of many participants in sEnergy, an insurance pool for business interruption, but sEnergy wound up its operations in February 2011. During 2010, we received $7 million for a portion of our investment in sEnergy. Upon dissolution of sEnergy in February 2011, we received $5 million, which represented the remaining amount of our investment.

        We believe our reserves are adequate to cover any outstanding claims.

2010

        We recorded a $1 million ($1 million after-tax) credit due to the reduction of estimated future claims payments during 2010.

July 6 to December 31, 2009

        We recorded a $2 million ($1 million after-tax) credit due to the reduction of estimated future claims payments during the period July 6, 2009 through December 31, 2009.

January 1 to July 5, 2009

        No insurance charges were incurred during the period January 1, 2009 through July 5, 2009.

2008

        No insurance charges were incurred during 2008.

  Depreciation and amortization

Full Year 2010 Versus July 6 to December 31, 2009

        Corporate depreciation expense increased $5 million in 2010 compared to the period July 6, 2009 to December 31, 2009 primarily due to the longer time period.

Full Year 2010 Versus January 1, 2009 to July 5, 2009

        Corporate depreciation expense increased $6 million in 2010 compared to the period January 1 to July 5, 2009 primarily due to the longer time period.

July 6 to December 31, 2009 Versus Full Year 2008

        Corporate depreciation expense decreased $3 million during the period July 6, 2009 through December 31, 2009 as compared to 2008 due to the shorter time period and despite the application of push-down accounting which did not impact depreciation as we undertook to relife our assets at the same time (see "Application of Critical Accounting Estimates—Property, Plant and Equipment").

January 1, 2009 to July 5, 2009 Versus Full Year 2008

        Corporate depreciation expense decreased $4 million during the period January 1, 2009 through July 5, 2009 as compared to 2008 primarily due to the shorter time period.

  Other Gains and Losses

2010

        In 2010, we recorded a loss of $95 million (before-tax) related to a jury's verdict that we infringed Dow Chemical's patents. The charge represents the $76 million award and pre-judgment interest, $16 million based on sales of alleged infringing grades of SURPASS polyethylene film resins plus interest for 2010 and $3 million of other related costs.

        Also during 2010, we recognized a $45 million gain (before-tax) related to an arbitration award which resulted from an insurance claim involving our Corunna facility that dated back to 2005.

        In addition, we had other insignificant losses totaling $4 million during 2010.

July 6 to December 31, 2009

        During the period July 6, 2009 through December 31, 2009, we recognized no other gains and losses.

January 1 to July 5, 2009

        During the period January 1, 2009 to July 5, 2009, we recognized a gain of $6 million ($6 million after-tax) primarily related to the disposition of our interest in LRM Industries, LLC (joint venture).

2008

        In 2008, we recognized other losses of $1 million ($1 million after-tax).

Liquidity and Capital Resources

        Our principal sources of liquidity are cash flows from operations, cash on-hand, borrowings under our revolving credit facilities and accessing capital markets. We use our accounts receivable securitization programs as additional sources of financing. Our principal uses of cash are operating expenditures, capital expenditures and debt service.

  Cash Flow

        The following is a summary of cash flow:

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6–Dec. 31, 2009 Restated(1)	Jan. 1–July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor
Funds from continuing operations	$577	$173	$(60)	$208
Operating working capital and other	(34)	(176)	(186)	105

Cash provided by (used in) operating activities from continuing operations	543	(3)	(246)	313

Cash provided by (used in) operating activities from discontinued operations	32	(17)	(12)	(41)

Proceeds on sales of assets, investments and other capital transactions	1	—	—	—
Capital expenditures and turnaround costs	(149)	(72)	(41)	(183)
Proceeds from redemption of preferred shares	6	—	—	—
Dividends received	1	—	—	—
Intangible asset additions	(5)	—	—	—

Cash used in investing activities from continuing operations	(146)	(72)	(41)	(183)

Cash used in investing activities from discontinued operations	(19)	(7)	(9)	(27)

(Decrease) increase in long-term debt and bank loans	(315)	(235)	494	(91)
Common shares issued	—	350	—	3
Common share dividends	—	—	(7)	(31)

Cash (used in) from financing activities	(315)	115	487	(119)

Increase (decrease) in cash due to exchange rates	2	1	(3)	13

Increase (decrease) in cash and cash equivalents	97	17	176	(44)
Cash and cash equivalents, beginning of period	267	250	74	118

Cash and cash equivalents, end of period(2)	$364	$267	$250	$74

Note:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
Includes cash and cash equivalents of discontinued operations.

  Inflows and Outflows of Cash from Continuing Operations

        We expect our working capital will be sufficient for our present requirements.

        In 2010, we generated $577 million in funds from continuing operations. During the year, working capital increased by $34 million primarily due to an increase in accounts receivable offset somewhat by lower inventory. The increase in accounts receivable was primarily due to higher sales prices for our products. The reduction in inventory was primarily due to a reduction in crude oil inventory as we moved from an overseas supply source to regional supply sources (which significantly shortened our supply chain), somewhat offset by an increase in

PE inventory to allow us to better serve our customers. This change in working capital includes $85 million cash collateral posted to secure a bond pending the outcome of our appeal of the Dow Chemical patent litigation, which is reported as Restricted cash on the Consolidated Balance Sheet. Capital expenditures for 2010 were $126 million and turnaround costs were $23 million. In 2010, we repaid our $75 million total return swap and our Cdn$250 million 7.85% notes using cash on hand. There were no dividend payments during 2010. The net increase in cash and cash equivalents in 2010 was $97 million.

        During the time period July 6, 2009 through December 31, 2009, we generated $173 million in funds from continuing operations. This improvement in funds was offset by a large increase in working capital due to increased inventory, higher raw material prices and higher accounts receivable values in the period resulting in a use of cash from continuing operations of $3 million. Capital expenditures during the period were $55 million, which were lower than past years due to a need to conserve cash in 2009 to aid liquidity. Turnaround spending was $16 million in the period, lower than past years as well.

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

        During the time period January 1, 2009 through July 5, 2009, we used $60 million in funds from continuing operations. Additionally, working capital increased by $186 million primarily due to the cash settlement of the share forward transactions in January and February 2009 (see "Stock-Based Compensation, Forward Transactions and Profit Sharing") and a $74 million reduction in the balance outstanding on our accounts receivable securitization programs. The result was $246 million used in continuing operations. Capital expenditures during the period were $35 million, which was lower than past years due to an effort to conserve cash to aid liquidity. Turnaround spending was also reduced from prior years at $6 million. In April 2009, we repaid our $250 million of 7.4% notes. The net result was an increase in cash and cash equivalents during the period of $176 million.

        In 2008, we generated $208 million in funds from continuing operations. During the year, working capital was reduced by $105 million primarily due to a sharp decline in feedstock costs during the fourth quarter which caused a reduction in the value of inventory, as well as product price decreases which significantly decreased receivables. We recorded a $128 million write-down in inventory to reflect the net realizable value of inventory at year-end. The decline in inventory and receivables was partially offset by the decrease in accounts payable which also reflects the decline in feedstock costs. Capital expenditures for 2008 were $144 million and turnaround costs were $39 million. In 2008, we repaid our $125 million of 7.25% debentures that were scheduled to mature in 2028, but were redeemed early at our option. This debt repayment was funded by cash on hand and borrowings on revolving credit facilities. The total use of cash in financing activities was $119 million primarily made up of the repayment of the debentures and dividend payments. The net use of cash and cash equivalents in 2008 was $44 million.

  Commitments

        We have various contractual cash obligations, including long-term debt repayments and associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. The long-term debt due in 2011, associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations will be paid for using cash flow from operations.

  Contractual Cash Obligations

	Payments Due By Period
as of Dec. 31, 2010 (millions of U.S. dollars)	Total	2011	2012 to 2013	2014 to 2015	After 2016
Long-term debt(1)	$1,640	$10	$803	$5	$822
Interest payments(2)	749	132	224	152	241
Contributions to defined benefit plans(3)	65	65	—	—	—
Contributions to defined contribution plans(3)	10	10	—	—	—
Operating leases(4)	351	44	76	67	164
Unconditional purchase obligations(5)	5,354	1,444	1,337	953	1,620

Total contractual cash obligations	$8,169	$1,705	$2,440	$1,177	$2,847

Notes:

(1)
Includes current portion.

(2)
Interest payments were calculated using interest rates that were in effect as of December 31, 2010.

(3)
Includes estimate for 2011 only.

(4)
Includes property, railcar and other equipment leasing commitments. Certain railcar lease agreements contain financial covenants for our subsidiary, NOVA Chemicals Inc.

(5)
Raw material agreements are typically market-based. Obligations have been calculated using current pricing.

  Liquidity

        We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. As of December 31, 2010, our total liquidity was $976 million. Our future liquidity is dependent on many factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash, and the availability of existing credit facilities and of other potential sources of financing.

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

        In October 2009, we issued $350 million of 8.375% senior notes due 2016 ("unregistered 2016 Notes") and $350 million of 8.625% senior notes due 2019 ("unregistered 2019 Notes") in a transaction exempt from registration under the Securities Act of 1933, as amended. On May 12, 2010, we completed an exchange offer, which resulted in $345 million of the unregistered 2016 Notes and $344.7 million of the unregistered 2019 Notes being exchanged for the same amount of registered and freely tradable 2016 and 2019 notes.

        On March 20, 2010, $95 million of our undrawn bilateral credit facilities expired and were not extended.

        We had entered into a total return swap with respect to the Series A preferred shares of our subsidiary, NOVA Chemicals Inc. The equity notional amount of the total return swap was $75 million. We allowed the total return swap to terminate in accordance with its terms on March 31, 2010 and repaid the equity notional amount of $75 million. The associated Series A preferred shares were returned to NOVA Chemicals Inc. and cancelled.

        On August 30, 2010, we repaid our Cdn$250 million 7.85% notes using cash-on-hand. Foreign currency forwards, entered into in January 2010, to lock in this payment at U.S.$237 million also settled on August 30, 2010.

  Credit Facilities

        During 2010, we amended our senior secured revolving credit facility to extend the maturity date one year to November 17, 2013 and increase the size from $350 million to $425 million. In addition, we entered into a new $100 million senior unsecured bilateral credit facility, which expires on September 20, 2015. Accordingly, we have the following four revolving credit facilities totaling $695 million (less $19 million utilized as of December 31, 2010):

  •
  $425 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on November 17, 2013;

  •
  $100 million senior unsecured bilateral credit facility, which expires on March 20, 2011;

  •
  $70 million senior unsecured bilateral credit facility ($30 million which expires on September 20, 2011 and $40 million which expires on September 20, 2013); and

  •
  $100 million senior unsecured bilateral credit facility, which expires on September 20, 2015.

  Standby Letter of Credit Facility

        On November 19, 2010, we entered into an uncommitted revolving standby letter of credit and/or guarantee facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility. The facility has a limit of $60 million and is supported by an account performance security guarantee issued by Export Development Canada. The facility is only available for issuance of standby letters of credit (and/or guarantees) by the bank on our behalf. At closing, we transferred certain existing standby letters of credit in an aggregate amount of approximately Cdn$26 million that were issued by the bank on our behalf under our senior secured revolving credit facility to this facility. This facility is not included in our liquidity calculation.

  Off-Balance Sheet Accounts Receivable Securitization Programs

        Our off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. We engage in accounts receivable securitization programs to obtain lower financing rates than those available from other sources. In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. The programs each have an initial term of two years and each allow for a maximum funding of $100 million. We do not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity. As of December 31, 2010, the maximum availability of the programs was $200 million, which represented a $70 million increase in the programs as compared to December 31, 2009. At December 31, 2010 and December 31, 2009, $154 million and $122 million, respectively, were funded under the programs. Of the total amount, $98 million and $63 million, respectively, were funded via a special purpose entity ("SPE") that is 100% owned by us. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. We have no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in our Annual Audited Consolidated Financial Statements. No other business is conducted through SPE's.

        Under IFRS, the funded amounts under the programs will be recognized as a secured financing and included in long-term debt (see FUTURE CHANGES IN ACCOUNTING POLICIES, Transition to IFRS).

  Advanced Manufacturing Investment Strategy Loan

        In June 2009, our subsidiary, NOVA Chemicals (Canada) Ltd., entered into a loan agreement for a loan in the principal amount of Cdn$10 million made available by Her Majesty the Queen in right of the Province of Ontario as represented by the Minister of Economic Development and Trade under Ontario's Advanced Manufacturing Investment Strategy. We were permitted to use the loan proceeds only to finance certain eligible costs associated with the modernization and expansion of our LDPE capability at our Mooretown facility that was completed in 2010. We drew down the full Cdn$10 million in the fourth quarter of 2009. The maturity date of the loan is December 1, 2019.

  Covenants

        Our senior secured revolving credit facility and our accounts receivable securitization programs are governed by the following financial covenants, which require quarterly compliance:

  •
  a maximum senior debt to cash flow ratio of 3:1; and

  •
  a debt to capitalization ratio not to exceed 60%.

  The table below shows our actual financial covenant ratios as of the end of each quarter during 2010.

	2010
	Q1	Q2	Q3	Q4
Senior debt-to-cash flow ratio	0.40	0.29	0.25	0.20
Debt-to-capitalization ratio	49.5	44.1	43.4	41.7

        See Supplemental Measures for a discussion of the computations used to calculate these financial ratios.

        We expect to be in compliance with the financial covenants over the next twelve month period. We have reviewed all of our GAAP dependent covenants and contracts and do not anticipate any significant impact on compliance with the existing covenants as a result of conversion to IFRS on January 1, 2011 (see further discussion at FUTURE CHANGES IN ACCOUNTING POLICIES, Transition to IFRS).

  Current Debt Maturities or Redemptions

        We have the following financings that are maturing or may be redeemed in the next 12 months: (i) a capital lease totaling $10 million due in April 2011; and (ii) $400 million relating to 6.5% senior notes due January 15, 2012.

        After the expiration of the $100 million of senior unsecured bilateral facilities on March 20, 2011 and $30 million of senior unsecured bilateral facilities on September 20, 2011, we will have $565 million of available capacity on our remaining three credit facilities (less $19 million utilized as of December 31, 2010). The $100 million senior unsecured bilateral facility expiring on March 20, 2011, was replaced on September 8, 2010 with a new facility that will expire in 2015.

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

        Operating Income (Loss) from continuing operations—equals income (loss) from continuing operations before interest expense (net), other (losses) gains and income taxes (expense) recovery. This measure assists readers in analyzing our income (loss) from operations.

Reconciliation of Operating Income (loss) to Consolidated Income (loss) from Continuing Operations
	Year ended Dec. 31, 2010	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	Year Ended Dec. 31, 2008
(millions of U.S. dollars)
	Successor		Predecessor
Operating income (loss) from continuing operations	$590	$99	$(211)	$184
Interest expense, net	(183)	(83)	(92)	(149)
Other (losses) gains	(54)	—	6	(1)
Income tax (expense) recovery	(120)	(7)	62	71

Income (loss) from continuing operations	$233	$9	$(235)	$105

        Senior Debt to Cash Flow—equals the drawn amount on any secured credit facilities of the Corporation (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. The Consolidated Cash Flow calculation is performed on a rolling twelve months. This measure is provided to assist readers in calculating our financial covenant.

        Consolidated Cash Flow—equals consolidated net income (loss) plus interest expense, income taxes and depreciation amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

        Debt-to-Capitalization—equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder's Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

        Net Consolidated Debt—equals long-term debt due within one year and long-term debt as reflected on the most recent quarterly Consolidated Balance Sheet of the Corporation (excluding debt of certain subsidiaries and any non-recourse debt), plus the funded amount of our accounts receivable securitization programs, less cash and cash equivalents as reflected on the Consolidated Balance Sheet of the Corporation (excluding cash and cash equivalents of certain subsidiaries) and the outstanding balance of the total return swap. This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

        Consolidated Shareholder's Equity—equals consolidated shareholder's equity as reflected on the most recent quarterly Consolidated Balance Sheet of the Corporation (excluding shareholder's equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt), plus the outstanding balance of the total return swap. This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

Application of Critical Accounting Estimates

        The following represents the estimates most critical to the application of our accounting policies. For a summary of our significant accounting policies, see Note 2 in the Annual Audited Consolidated Financial Statements.

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

        In determining the fair values for all identifiable assets and liabilities, management applied judgments in many areas for the period from the middle of 2009 to 2015 with terminal values beyond that date. These judgments were made with data available on the July 6, 2009 acquisition date. Assumptions were made regarding, among other things, product selling prices, feedstock costs, future supply/demand dynamics, inflation, discount rate and foreign exchange rates. We based these assumptions on our industry knowledge and CMAI data or other outside sources. In all cases, we believe the assumptions are fair and reasonable.

        Inventories.    We carry inventories at the lower of cost or net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed (i.e., depreciation) and variable production overhead costs that are incurred in converting the materials into finished goods. Other costs may include non-production overhead costs or the costs of designing products for specific customers. Financing costs are not included in production costs. Cost is determined on a first-in, first-out ("FIFO") basis as we believe this basis is the best method to match actual costs incurred with related revenue. In the fourth quarter of 2008, there were significant decreases in prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at our Corunna facility. As a result, Corunna's commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory were written down to the lower of cost or estimated net realizable value as of December 31, 2008, and a write-down of $128 million was recorded in Feedstock and operating costs in 2008. Estimated net realizable value was determined using accepted benchmark indices. No such write-down occurred in 2009 or 2010.

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

        Judgmental aspects of accounting for PP&E involves the selection of an appropriate method of depreciation, estimates of the life of the assets and determining whether an impairment of our assets exists and measuring such an impairment. These assessments are critical due to their potential impact on earnings and equity.

        We are able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is more conservative, requires less estimation and judgment and is a systematic and rational basis reflecting the period over which the assets' benefit is realized.

        Net PP&E at December 31, 2010, totaled approximately $3.5 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We assess recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset's carrying amount exceeds its fair value.

        The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, discount rate, etc. A sensitivity analysis of significant estimates and key assumptions is performed which includes an analysis of the probability of potential cash flow outcomes. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. We use reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

        In connection with the IPIC Transaction, we applied push-down accounting as described in Note 4 of the Annual Audited Consolidated Financial Statements, and the carrying value of PP&E was adjusted to its fair value of $3,602 million on July 6, 2009.

        Based on current assets value and expected future cash flows, we have concluded that the carrying value of PP&E in our Olefins/Polyolefins business unit and the INEOS NOVA Joint Venture segment as of December 31, 2010 was appropriate. Although the Performance Styrenics segment continues to add new packaging applications for items such as televisions and computer equipment, demand has not materialized as expected due to poor economic conditions and competitive pressure, which resulted in lower sales volumes during 2010. Accordingly, during the fourth quarter of 2010, management determined that the carrying value of certain assets within the Performance Styrenics segment were greater than the estimated future cash flows. The assets' carrying value at December 31, 2010 prior to write-down was $26 million. Fair value was estimated to be $6 million. Thus, the assets were written down to the estimated fair value, resulting in an impairment charge of $20 million ($20 million after-tax).

        The write-down will reduce future depreciation charges in the Performance Sytrenics segment by approximately $2 million per year from 2011 to approximately 2019.

        Intangibles.    Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets as a result of push-down accounting applied for the IPIC Transaction as described in Note 4 in the Annual Audited Consolidated Financial Statements is fair value as at the closing date of the Acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the consolidated income statement in the year in which the expenditure is incurred.

        The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. We made no changes to the amortization periods or methods of intangible assets during 2010, and have no intangible assets with indefinite useful lives. Intangible assets are assessed for impairment whenever there is an indication that the intangible assets may be impaired. Based on current asset values and expected future cash flows of all segments, we concluded that the carrying value of intangible assets of all segments as of December 31, 2010 was appropriate.

        Asset Retirement Obligations.    United States and Canadian GAAP require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value, based on a discounted value of the expected costs to be paid when the assets are retired. In 2010, we increased our asset retirement obligation by $4 million as the result of a court denied claim in connection with the Lyondell bankruptcy. Throughout 2010, the obligations were also increased as a result of the accretion of the liabilities. At December 31, 2010, we had approximately $47 million of accumulated reserve for these activities.

        During 2009, as a result of push-down accounting as described in Note 4 in the Annual Audited Consolidated Financial Statements, we increased our asset retirement obligations by $12 million. The present value of this future obligation (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $22 million prior to the IPIC Acquisition. On July 6, 2009, we reassessed the obligation in connection with the IPIC Transaction and the push-down accounting exercise, and we increased the discount rate. In addition, we adjusted the timing of the obligation to match the assets revised estimated useful lives.

        During 2008, there were no business conditions or decisions that resulted in a requirement to increase or decrease the asset retirement obligations associated with active or divested sites. The obligations were increased as a result of the accretion of the liabilities.

        We undertook an evaluation of the costs to conduct decommissioning and site restoration to satisfy the projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites in 2003. Canadian GAAP required that the present value of inflation-adjusted decommissioning and site restoration costs be recorded as increases to the carrying values of the assets at that time and that this amount be depreciated over the estimated remaining lives of the assets. Because the decommissioning may not take place for 25 years or more, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, because the degree of natural attenuation, evolution of new technologies and potential land uses may mitigate future environmental liabilities and potential costs. In 2007, we engaged a third-party to perform an in-depth review of our active plant sites and required clean-up and restoration activities. The third party concluded that our current estimates of the costs to complete these obligations were reasonable at December 31, 2007. Management has reviewed these cost estimates and believes they are still valid as of December 31, 2010.

        The estimated liability will increase, or accrete, each year over the lives of the active plants until it reaches the $155 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. In the years ended December 31, 2010, 2009 and 2008, accretion expense was $4 million, $2 million and $2 million, respectively.

        Pension Plans.    We sponsor both defined benefit and defined contribution pension arrangements covering substantially all of our employees. For the defined contribution plans, the cost is expensed as earned by employees. For the defined benefit plans, obligations and expense are determined using actual discount rates and assumptions for mortality, termination, retirement and other rates, as well as the expected return on plan assets and the rate of increase for future compensation. We use current mortality rate tables commonly used for actuarial calculations and select other assumptions in line with past experience and current economic conditions. The return on plan assets is not the actual return, but an expected rate based on estimates of long-term rates of return for various asset classes and the investment strategy of the plans. The discount rate is based on actual market interest rates at the measurement date on high quality debt instruments with terms to maturity that approximate the duration or the projected cash flows of our pension liabilities.

        Canadian GAAP requires that actuarial gains and losses be recognized in our income using a systematic and consistent methodology. For defined benefit pensions, we amortize such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into our earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at December 31, 1999, to a $235 million loss at December 31, 2008. In connection with the IPIC Transaction, we applied push-down accounting as described in Note 4 of the Annual Audited Consolidated Financial Statements. As a result of the push-down accounting, pension assets were decreased by $65 million and pension liabilities were increased by $219 million to reflect funded status of the plans on July 6, 2009. Cumulative unrecognized actuarial gains at December 31, 2009 were $35 million. At December 31, 2010, due primarily to a drop in discount rates, the net unrealized actuarial loss was $19 million.

        A total of $33 million, $27 million and $35 million was contributed in 2010, 2009 and 2008, respectively, to all of our defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in various countries. We contributed $10 million, $10 million and $12 million in 2010, 2009 and 2008, respectively, to the defined contribution plans.

        Funding for our defined benefit pension plans is largely driven by the North American pension plans, as they constitute a significant portion of our pension plan assets and obligations. For 2011, funding for the defined benefit plans is expected to be between $60 and $70 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities. Contributions to defined contribution plans for 2011 are expected to be $10 million.

        Income Taxes.    The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in our financial statements or tax returns. Judgment is required in assessing current and future tax consequences. Variations in the actual outcome of tax consequences could materially impact our financial position or results of operations. In connection with the IPIC Transaction, we applied push-down accounting as described in Note 4 of the Annual Audited Consolidated Financial Statements, which increased future tax liabilities by $499 million.

        We have a valuation allowance and a tax reserve to provide for uncertain tax positions. A valuation allowance is used where it is uncertain that a recorded tax benefit can be utilized in the future. Our valuation allowance primarily relates to our ability to utilize tax loss carry-forwards. During 2010, there was an increase of $40 million to the valuation allowance. The allowance was reduced by $205 million in 2009 and increased by $41 million in 2008 primarily related to losses in the United States. A tax reserve is used to provide for potential tax liabilities associated with possible disputes with tax authorities. During 2010, there was not a significant change in the tax reserve. During 2009, the reserve was increased by $22 million to provide for certain transfer pricing issues between Canada and the United States. During 2008, the reserve was reduced by $20 million.

Accounting Standards

Description	Date of adoption	Impact
CANADIAN GAAP

Further amendment to CICA 3855, Financial Instruments—Recognition and Measurement, clarifies that the interest rate used to determine fair value of a financial instrument should also be the rate used to recognize interest income in subsequent periods.	January 1, 2010	None

Further amendments to CICA 3862 require enhanced disclosures for financial instruments including classification of fair value measurements and methods using a fair value hierarchy and, when a valuation technique is used, the assumptions used in determining fair value of each class of financial assets and liabilities. These amendments are to be applied prospectively.	December 31, 2009	Disclosure only, see Note 23 in our Annual Audited Consolidated Financial Statements

Further amendments to CICA 3855, Financial Instruments—Recognition and Measurement, provide criteria with regard to determining whether an embedded prepayment option is closely related to its host contract. Specifically the amendment provides that an option that compensates the lender for lost interest on reinvestment will be considered closely related to a debt host instrument. This amendment will further harmonize Canadian GAAP with IFRS and U.S. GAAP.	October 1, 2009	We applied this amendment and determined that senior notes issued in October 2009 do not contain embedded derivatives (See Note 11 in our Annual Audited Consolidated Financial Statements)

Scope amendments to CICA 1506, Accounting Changes, provide that this Section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity's primary basis of accounting.	Annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009	Our adoption of IFRS on January 1, 2011 did not qualify as an accounting change under CICA 1506

Description	Date of adoption	Impact
Emerging Issues Committee ("EIC") 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively with or without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract.	March 31, 2009	Resulted in a one-time credit to opening retained earnings on January 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax).
During the 2009 Predecessor period, the initial EIC 173 impact was reduced by $16 million ($11 million after-tax) and decreased an additional $9 million ($6 million after-tax) during the 2009 Successor period.

Amendments to CICA 1625, Comprehensive Revaluation of Assets and Liabilities, and CICA 3251, Equity, and new standards CICA 1582, Business Combinations, CICA 1601, Consolidated Financial Statements, and CICA 1602, Non-controlling Interests, provide guidance on business combinations and the methodology to be used in the accounting therefor, including the revaluation of assets and liabilities. As a result of the IPIC Transaction, we early adopted these standards.	January 1, 2009	See Note 4 in our Annual Audited Consolidated Financial Statements for the impact of the IPIC Acquisition under CICA 1625, CICA 3251 and CICA 1582; No material impact from CICA 1601 and CICA 1602

Description	Date of adoption	Impact

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
Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064 were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively. The effect of the restatement at December 31, 2008 was to decrease Other non-current assets by $27 million, decrease Future income tax liability by $8 million, decrease Accumulated other comprehensive income by $2 million and increase the Deficit by $17 million. The after-tax impact to net income in 2008 was $8 million.
The following summarizes the impact of the adoption of CICA 3064 in the periods presented:	January 1, 2009	See discussion below

(millions of U.S. dollars)	As Previously Reported	Change in Accounting Policy	As Restated
Deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net loss for the year ended Dec. 31, 2008	(48)	8	(40)
Other changes during the year ended Dec. 31, 2008	8	—	8

Deficit at Dec. 31, 2008	$(83)	$(17)	$(100)

Description	Date of adoption	Impact
CICA 3031, Inventories, replaces CICA 3030, Inventories. The new Standard is the Canadian equivalent to IFRS IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either FIFO or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061—Property, Plant and Equipment, was amended to reflect this change).	January 1, 2008	One-time credit on January 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)
Our inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning January 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.

FUTURE CHANGES IN ACCOUNTING POLICIES

Transition to IFRS

        In October 2009, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. IFRS is replacing Canadian GAAP for listed companies and other profit oriented enterprises. We adopted IFRS commencing January 1, 2011 and will publish our first consolidated financial statements prepared in accordance with IFRS for the quarter ended March 31, 2011. These interim financial statements will include IFRS comparative data for the 2010 quarter and an opening statement of financial position on the date of transition to IFRS.

        We developed our IFRS convergence plan in 2008 and continued to assess the impacts of adopting IFRS on our financial reporting, information technology, business policies and our control environment since that time. An IFRS Technical Steering Team was established to provide overall project governance and approval of decisions on accounting policies and selection of IFRS 1, First-Time Adoption of International Financial Reporting Standards ("IFRS 1"), optional exemptions. As a result of the IPIC Acquisition in July 2009, the objectives of our IFRS convergence plan were impacted by the requirement that the selected policies need to be consistent with accounting and disclosure policies of IPIC. All accounting policy determinations have been reviewed and discussed with our external auditors to confirm our interpretation of the standards.

IFRS Convergence Project

        The following is a summary of the key activities that were identified and choices made as part of our IFRS convergence plan:

  •
  Identification of Differences in Canadian GAAP/IFRS Accounting Policies and Choices.  The impact of IFRS 1 optional exemptions and alternative accounting policies under IFRS were identified, reviewed and discussed with management. The recommended accounting policies and IFRS 1 optional exemptions were approved by the Audit Committee of our Board of Directors. As a matter of general policy, we determined to select optional elections under IFRS 1 and accounting policies to be consistent with the IFRS policies adopted by IPIC. We prepared an initial draft of the opening IFRS statement of financial position as at January 1, 2010, the date of transition to IFRS. In addition, a draft of the financial statement disclosures that will be required under IFRS has been completed and will be reviewed by the Audit Committee of our Board of Directors for our first quarter 2011 reporting.

  •
  Identification and Development of IFRS Expertise at Appropriate Levels in the Corporation:  The IFRS Technical Steering Team and project team members were established in 2008, and training has been ongoing throughout the subsequent periods. Corporate financial reporting and operating division accounting staff were actively involved in preparing detailed diagnostics of the differences between our accounting practices under Canadian GAAP and IFRS standards, and in the evaluation of the financial impacts of various options and methodologies provided under IFRS.

  •
  Information Systems:  In 2008, we assessed the impact of conversion to IFRS on our information system requirements and determined after consideration of the available options that an upgrade to a newer version of our financial accounting system was the preferred solution. Configuration and testing of the new version took place during the second half of 2009 and implementation of the new software was completed in the first week of January 2010. We also identified the need for replacement of our financial consolidation system which was no longer supported by the software vendor and did not have the flexibility to be easily modified to provide expanded disclosures that are required under IFRS. This need has been addressed by the acquisition of a new financial consolidation system, which was implemented during the first quarter of 2010. In 2011, we have implemented required changes to our chart of accounts and our financial consolidation system for IFRS reporting.

  •
  Financial Covenants and Practices:  We have reviewed all of our GAAP dependent covenants and contracts and do not anticipate any significant impact on compliance with the existing covenants as a result of the conversion to IFRS. Our senior secured revolving credit facility and accounts receivable securitization facilities that contain financial covenants include provisions to permit modification of the financial covenants, if a change in accounting policy (including conversion to IFRS) causes a material difference in the determination of the financial covenants.

  •
  Control Environment:  All of the optional exemptions to be made under IFRS 1 and the other accounting policy choices recommended by the Technical Steering Team were approved by the Audit Committee of our Board of Directors in December 2010. Training across our finance department and other affected areas has occurred and is continuing. All dual accounting processes required for 2010 have been implemented. Revisions to our Controller's Guide and process control narratives to formally document changes in our accounting policies and practices are expected to be completed by the end of the first quarter of 2011.

Opening Statement of Financial Position

        IFRS 1 provides that when an entity initially adopts IFRS it shall apply all of the standards retrospectively, and the adjustments that arise from the retrospective conversion to IFRS from an entity's prior GAAP should be directly recognized in retained earnings. The entity is required to explain the effects of the transition from its prior GAAP by providing a reconciliation of its equity reported under the previous GAAP to the equity balance in its opening statement of financial position under IFRS.

        IFRS 1 also provides a number of optional exemptions to the full retrospective application of IFRS on the opening statement of financial position. These optional exemptions are intended to assist first-time adopters in restating their opening statement of financial position in compliance with IFRS in a cost effective manner. We have completed an analysis of the impact of the optional exemptions, and have elected to apply the following exemptions:

  •
  to use fair value as deemed cost for all of our assets and liabilities that can be recognized under IFRS;

  •
  to not restate business combinations that occurred before January 1, 2010;

  •
  to not reset CTA to zero on January 1, 2010; and

  •
  to use the transitional provisions in IFRIC 4, Determining Whether an Arrangement Contains a Lease, which allows us to determine whether IAS 17, Leases, applied based on the facts and circumstances on January 1, 2010.

        The most significant of the IFRS 1 optional exemptions that we will adopt is the election to use fair value as deemed cost for all of our assets and liabilities. Under IFRS 1, an entity may elect to use the fair value measurements of its assets and liabilities that were determined in accordance with previous GAAP (because of an event such as a privatization or initial public offering) as deemed cost of those assets and liabilities for IFRS, as of the date of that measurement. The benefit of this election is significant for us because we remeasured at fair values all of our assets and liabilities when we applied push-down accounting under Canadian GAAP (CICA 1625) to account for the IPIC Acquisition, and the carrying values of all of our identifiable assets and liabilities were restated to their fair values at the date of the IPIC Acquisition on July 6, 2009. By adopting this election to use fair value as deemed cost, the carrying value of our assets and liabilities that were determined under push-down accounting, will be recognized as deemed cost under IFRS at July 6, 2009, and the need to retrospectively adjust the carrying values of all of the assets and liabilities was eliminated. Adopting this election does not obligate us to use the revaluation model for property, plant and equipment, and accordingly we will continue to use the cost model under IFRS.

        This election also eliminates the need to retrospectively adjust the carrying values of items within property, plant and equipment and intangibles for any inconsistencies with IFRS standards for recognition, measurement or de-recognition.

Accounting Policy Differences with Significant Impact

        We completed an assessment of the impact of adopting IFRS based on the standards as they currently exist, and have identified the following key accounting differences between Canadian GAAP and IFRS:

  (a)
  Interests in Joint Ventures:    IAS 31, Interests in Joint Ventures, provides that jointly controlled entities may be accounted for either by proportionate consolidation or by using the equity method. Under Canadian GAAP, jointly controlled entities are consolidated by the proportionate consolidation method. We have adopted the equity method of accounting for jointly controlled entities under IFRS, which will be consistent with the policies of IPIC. The change from proportionate consolidation to the equity method will have a significant impact on the presentation of our IFRS financial statements (including the January 1, 2010 opening statement of financial position), in that the carrying value of all assets, liabilities, revenues and expenses will decrease with the net of these amounts shown as one line on the income statement and within investments and other assets on the balance sheet. The opening balance sheet adjustments for this will have no impact on equity.

    We also have investments in jointly controlled assets which we also account for by using the proportionate consolidation method under Canadian GAAP. Under IAS 31, jointly controlled assets will continue to be accounted for using the proportionate consolidation method.

    The International Accounting Standards Board has issued an exposure draft with amendments to IAS 31 which, if finalized as issued, would require the use of the equity method for accounting for interest in jointly controlled entities. We anticipate that this revised standard would therefore not have an effect on our proposed IFRS treatment.

  (b)
  Property, Plant and Equipment:    IAS 16, Property, Plant and Equipment, IAS 38, Intangible Assets, and the respective Canadian GAAP standards contain the same basic accounting principles for recognition and measurement of plant and equipment and intangibles, however, there are some important differences. For example, after initial recognition of an asset at its acquisition cost, IFRS permits an item of property, plant and equipment to be carried either at its acquisition cost (cost method) or at its fair value provided the entire class of assets to which it belongs is carried at fair value (revaluation method). IFRS also provides an election under IFRS 1, as described above, that permits an entity to elect to use the fair value of its property plant and equipment and intangible assets determined under a previous GAAP revaluation as deemed cost at the date of revaluation. Accordingly, we intend to elect to use the fair values that were allocated to property, plant and equipment and intangible assets under the application of push-down accounting to account for the IPIC Acquisition under Canadian GAAP as deemed cost of these assets, and to account for all subsequent additions under the IFRS cost method. This is consistent with IPIC's policy.

    IAS 16 also contains other differences in the determination of the directly attributable costs of an item of property, plant and equipment that would require adjustment to the previously recognized cost of the item under Canadian GAAP. To comply retrospectively with IFRS, adjustments would be required for capitalization borrowing costs in accordance with IAS 23, Borrowing Costs. However, due to the deemed cost election we do not anticipate any retrospective adjustments for differences that arose prior to the date of the IPIC acquisition. There have been no material differences in acquisition costs that have arisen since that date.

    IAS 16 also requires that each part (component) of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item to be separately depreciated. Due to the componentization of assets at the time of the fair value push-down accounting under Canadian GAAP for the IPIC Acquisition, there will not be any difference for IFRS reporting.

  (c)
  Employee Benefits:    IAS 19, Employee Benefits, provides that actuarial gains and losses of defined benefit plans may either be recognized immediately in profit or loss, or recognized immediately in other comprehensive income ("OCI"). Under Canadian GAAP immediate recognition of actuarial gains and losses of defined benefit plans in profit and loss is permitted, but unlike IFRS, immediate recognition in equity is not. We have adopted the policy of immediate recognition of actuarial gains and losses in OCI, which is consistent with IPIC's policy. Under IFRS foreign currency gains and losses on pension assets and liabilities will also be recognized in OCI.

    In connection with the push-down accounting under Canadian GAAP, all of our assets and liabilities on the closing date of the IPIC Acquisition, including liabilities under our defined benefit plans, were restated to their fair value. Upon transition to IFRS, any unrecognized actuarial gains and losses and foreign currency gains/losses arising since the acquisition date will be recognized in OCI. At the time of adoption, pension liabilities are expected to decrease by approximately $14 million, other non-current liabilities are expected to decrease by $6 million, the deferred tax liability will increase by approximately $6 million, AOCI will decrease by approximately $6 million and retained earnings will increase by approximately $20 million. The net equity impact is expected to be an increase in equity of approximately $14 million and is included in the table below.

  (d)
  Provisions and Contingent Liabilities:    IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires that where the time value of money is material, the amount of a provision shall be the present value of the expected expenditures required to settle the obligation. The discount rate to be used to determine the present value is a pre-tax rate that reflects the current market assessments of the time value of money and risks specific to the liability. As required by IPIC policy, we have elected to use the risk free rate. Under Canadian GAAP, the discount rate that is used to determine the present value of asset retirement obligations is based on our credit adjusted risk free rate. Accordingly, the carrying value of our asset retirement obligations under IFRS will be impacted by the use of a risk free rate which is lower than our credit adjusted risk free rate. At the time of adoption, long-term liabilities are expected to increase approximately $48 million, the deferred tax liability will decrease approximately $13 million and retained earnings will decrease approximately $35 million. The net equity impact is expected to be a decrease in equity of approximately $35 million and is included in the table below.

    Under IAS 37, the unwinding of the discount rate in subsequent periods in respect of asset retirement obligations is presented as interest expense in the profit and loss statement. Under Canadian GAAP, the unwinding of the discount rate in respect of asset retirement obligations is presented as an operating expense.

  (e)
  Accounts Receivable Securitization:    SIC 12, Consolidation—SPEs, requires that all subsidiaries that are controlled by the parent are to be consolidated. The determination of control for a special purpose entity ("SPE") includes an analysis of the risks and rewards associated with the SPE. Accordingly, under IFRS SPEs are consolidated when benefits flow-back to the sponsor. Under Canadian GAAP, we are not required to consolidate the SPE that is used in one of our securitization programs and have maintained off-balance sheet treatment for this entity. Consolidation of this SPE at the time of adoption will increase cash approximately $4 million, increase accounts receivable approximately $11 million and decrease other non-current assets approximately $15 million. We do not expect an impact on equity.

    In addition, although the transfer of receivables under our securitization programs comply with the standards for derecognition under Canadian GAAP, under IAS 39, Financial Instruments, the receivables transferred to financial counterparties cannot be derecognized. Accordingly, the funded amount of the programs at the time of adoption is approximately $122 million and we will increase accounts receivable by this amount and increase the current portion of long-term debt by the same amount (programs were initially to expire in February 2010, see Liquidity and Capital Resources, Off-Balance Sheet Accounts Receivable Securitization Programs). We do not expect an impact on equity.

  (f)
  Impairment of Assets:    IAS 36, Impairment of Assets, requires that an entity assess at each reporting date whether there is any indication that an asset may be impaired by analyzing internal and external indicators for possible impairment. If any such indication exists the entity shall estimate the recoverable amount of the asset which is the higher of its fair value less cost to sell and its value in use. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. Fair value less costs to sell is the amount obtainable from sale of the asset in an arm's length transaction. The determination of value in use is performed at the level of the cash generating unit which is the smallest group of assets that generates cash inflow which is independent of the cash flows of any other assets.

    Under Canadian GAAP, long-lived asset are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Assessing whether impairment exists is determined by comparing the carrying value of the asset (or group of assets) with the expected undiscounted future cash flows from the asset. Similar to IFRS, this assessment is performed at the lowest level of asset groups with independent cash flows. If the carrying amount does exceed the value of the undiscounted cash flows, the impairment loss is determined by the excess of the carrying value over the fair value of the asset. Since the initial step in assessment of impairment under Canadian GAAP utilizes undiscounted cash flows whereas under IFRS the impairment test uses discounted cash flows, impairment losses may be more frequent under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment is reduced. Canadian GAAP does not permit reversal of previously recognized impairment losses.

    When determining the fair value of our identifiable assets and liabilities that was recorded on the IPIC Acquisition date, we applied discounted cash flow valuation methodologies to determine the fair value of property, plant and equipment which would be similar to the methodology for impairment testing under IFRS.

  (g)
  Discontinued Operations:    In our opening statement of financial position, assets held for sale, previously reported as discontinued operations under Canadian GAAP, will no longer be classified as such under IFRS, which results in additional reclassifications on the statement of financial position between continuing and discontinued operations.

Estimated Impact of Adopting IFRS

        The following is a summary of the expected equity impact of adopting IFRS in the opening statement of financial position on January 1, 2010 (in millions of U.S. dollars):

Equity as reported under Canadian GAAP at January 1, 2010	$1,793
Increases (decreases) in equity resulting from IFRS adjustments (after- tax):
Employee benefit plans (paragraph (c) above)	14
Asset retirement obligations (paragraph (d) above)	(35)
Other	(2)

Equity as restated under IFRS at January 1, 2010	$1,770

        The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from our transition to IFRS. We continue to work on the convergence project and monitor and assess the development of standards to understand the application of the IFRS principles which will affect the quantification of our IFRS adjustments on January 1, 2010 and subsequent reporting periods.

Market and Regulatory Risk

        The Audit Committee of our Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See Note 23 in our Annual Audited Consolidated Financial Statements for additional information.

  Foreign Exchange Hedging

        We are exposed to both translation and transaction effects resulting from changes in currency exchange rates. Through September 30, 2008, all of our operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation. Transaction currency effects occur when we incur monetary assets or liabilities in a currency different from our functional currency.

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

        We have established a policy which provides a framework for foreign currency management, hedging strategies and approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances. We have not changed our policies as a result of the change in functional currency. To address the risks associated with having the U.S. dollar as our functional currency, we:

  •
  Entered into a series of foreign currency forwards in January 2010, to effectively hedge the foreign currency exposure on the Cdn$250 million 7.85% notes due and settled in August 2010. The foreign currency forwards locked in repayment of the Cdn$250 million 7.85% notes at U.S.$237 million.

  •
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

        At December 31, 2010 and December 31, 2009, we had no outstanding foreign currency derivative instruments.

        Our investing, financing and operating activities are exposed to currency risks. Currency risks, as defined by CICA 3862, arise when a monetary financial instrument is denominated in a currency other than the functional currency. As of December 31, 2010 and 2009, we had a net monetary liability position of $252 million and $675 million, respectively, in non-U.S. dollar currencies at their respective current exchange rates. Each 10% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $19 million and $47 million after-tax, respectively. Any change in the Euro would not be material.

        Beginning January 1, 2011, our income statement exposure will be reduced to approximately a $3 million after-tax decrease (increase) with each 10% weakening (strengthening) of the Canadian dollar against the U.S. dollar. This change results from moving to IFRS under which foreign currency gains and losses on pension obligations are reported in AOCI.

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

        Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our crude inventory against changes in the market price. As of December 31, 2010 and December 31, 2009, we had no outstanding commodity-based derivatives designated as fair value hedges. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within Feedstock and operating costs in the Consolidated Statements of Income (Loss).

        In addition, we utilize options, swaps and futures instruments as economic hedges of commodity price exposures, but do not meet the hedge accounting criteria of CICA 3865, Hedges, or are not designated as qualifying hedges. Gains and losses on these commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

        The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that do not qualify for hedge accounting are as follows:

	Dec. 31, 2010			Dec. 31, 2009
(millions of U.S. dollars, except as noted)	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume—mm bbls	1.5	0.9	0.9	2.9	2.7	1.9
Weighted-average price per bbl	$94.75	$48.46	$72.67	$88.61	$45.75	$72.25
Fair value	$2	$4	$(4)	$16	$17	$(15)
Term to maturity—months	1 - 24	1 - 24	1 - 24	1 - 36	1 - 36	4 - 36

        The notional volume and fair value of outstanding derivative contracts for natural gas that do not qualify for hedge accounting are as follows:

	Dec. 31,
(millions of U.S. dollars, except as noted)	2010	2009
Notional volume—mm gjs	1.8	—
Weighted-average price per gj	$3.75	$—
Fair value	$—	$—
Term to maturity—months	1 - 3	—

        We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. In 2010, our portfolio also included trades to re-price excess feedstock inventory, and a small volume of our winter natural gas requirements was locked in at a fixed price. Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market decrease in 2010 as compared to 2009. As of December 31, 2010, each 10% change in the price of crude oil, propane and butane would have impacted the value of our derivative contracts and change net income by approximately $11 million, $4 million and $4 million, after tax, respectively. As of December 31, 2009, each 10% change in the price of crude oil, propane and butane would impact the value of our derivative contracts and change net income by approximately $14 million, $10 million and $5 million, after tax, respectively. As of December 31, 2010, any reasonably possible change in the natural gas price would not impact the value of our derivative contracts materially. The sensitivity analysis of our commodity derivative contracts does not consider any adjustments for credit risk. See "Price, Volume and Cost Influence Profitability" for further sensitivity analysis of our primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. As of December 31, 2010, we remain exposed to price risk on open commodity derivatives until their maturity. There have been no other changes in our market risk exposure or how this risk is managed.

  Equity Forward Contracts

        Equity forward contracts were used to manage exposures to fluctuations in our stock-based compensation costs, as the costs of the plans varied as the market price of the underlying common shares changed. As a result of the IPIC Transaction on July 6, 2009, all stock-based compensation plans were terminated; therefore, we are no longer exposed to fluctuations in stock-based compensation costs. For further details on our equity forward contracts, see "Stock-Based Compensation, Forward Transactions and Profit Sharing."

  Liquidity Risk

        Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in our operations and capital requirements to maintain and grow operations. Liquidity totaled $976 million at December 31, 2010 and $796 million at December 31, 2009 (2009 was restated for discontinued operations, see Note 3 in our Annual Audited Consolidated Financial Statements).

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

  Credit Risk Management

        Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which we are entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to us by those counterparties, less any amounts owed to the counterparty by us where a legal right of offset exists and also includes the fair value of contracts with individual counterparties which are recorded in the Annual Audited Consolidated Financial Statements.

        For derivative financial instruments, we have established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. We do not anticipate that any counterparties we currently transact with will fail to meet their obligations. At December 31, 2010 and December 31, 2009, we had no credit exposure for foreign currency, interest rate or share-based instruments. At December 31, 2010 we had $7 million of credit exposure for commodity-based instruments (December 31, 2009—$17 million).

        In order to manage credit and liquidity risk, we invest only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically we invest only in overnight bank term deposits.

        Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Trade receivables over 30 days were down from 3% at December 31, 2009 to 1% at December 31, 2010. There is no indication as of December 31, 2010, that the debtors will not meet their obligations. Historically, trade receivable credit losses (bad debt write-offs) have been immaterial and bad debt expense continued to be immaterial in 2010.

  Government Regulation and Environmental Protection

        We are committed to the Responsible Care® initiative as the basis for our overall safety, health, environment, security and risk program. Responsible Care is a global industry initiative that is currently practiced by the chemical industry in over 50 countries worldwide. Responsible Care was created by the Chemistry Industry Association of Canada in 1985 and adopted by the American Chemistry Council in the United States in 1988. As a participant in Responsible Care, we are committed to the responsible management of our products through their life cycle, the safety of our operations, the continuous reduction of the emissions and wastes from our facilities and sustainability.

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

        In 2002, Canada ratified the Kyoto Protocol, and agreed to regulate reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas ("GHG") emissions by 20% from 2006 levels by 2020 and by 60% to 70% by 2050. In December 2010, Canada signed the Copenhagen Accord committing to reduce national GHG emissions by 17% from 2005 levels by 2020.

        The Canadian federal government, recognizing the recent global economic recession and Canada's approximate 2% contribution of global GHGs, has indicated an intent to balance national environmental and energy policies between economic renewal and sustainable development. In addition, the Canadian federal government has stated that GHG reduction objectives require a systemic approach of regulating emissions sector by sector and, where appropriate, alignment with the United States. To date, the Canadian federal government emphasis remains on GHG emissions associated with transportation and coal fired electricity generation. We anticipate legally binding federal GHG emission reduction requirements to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain.

        Many Canadian provinces are also considering or implementing GHG emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into effect in 2007, imposing annual reductions requirements on facilities that emit over 100,000 tons of GHGs per year. In compliance with the regulations, we submitted the GHG emissions baseline data and the 2007 and 2008 emissions data and have satisfied the requirements associated with reducing GHG emissions intensity by 12% from the 2003-2005 baseline. Recently, the Ontario legislature passed Bill 185, the Environmental Protection Amendment Act (Greenhouse Gas Emissions Trading), providing the foundation for the province's cap and trade program to reduce GHG emissions, which is expected to come into force in 2012. Ontario has also indicated its intent to align such a program with the other provinces and states participating in the Western Climate Initiative. On December 1, 2009, Ontario filed its Greenhouse Gas Emissions Reporting Regulation under the Environmental Protection Act. This regulation came into force on January 1, 2010 and provides for the annual reporting of GHGs by prescribed facilities that emit 25,000 tons of carbon dioxide equivalent or more per year.

        Although the United States has not ratified the Kyoto Protocol, it is a signatory to the Copenhagen Accord. Additionally, a number of federal laws and regulations related to GHG emissions are being considered by the U.S. Environmental Protection Agency ("EPA") and in Congress. Various state and regional laws, regulations and initiatives have been enacted or are being considered, including the Regional Greenhouse Gas Initiative, the Midwestern Regional Greenhouse Gas Reduction Accord, and the Western Climate Initiative.

        In September 2009, the EPA issued the Final Mandatory Reporting of Greenhouse Gases Rule requiring facilities that emit more than 25,000 tons of GHGs per year to collect data beginning January 1, 2010 with the first annual reports due March 31, 2011. In May 2010, the EPA released the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule imposing requirements upon new and modified major stationary sources emitting more than 75,000 tons of GHGs per year. This rule requires new or modified sources beginning January 2, 2011 to obtain permits on the basis of acceptable GHG controls or mitigation, the standards for which are established within the current Clean Air Act framework of pre-construction permitting and limitation of emissions using best available control technology or the equivalent. The rule allows for a phased in approach to the development of such standards. The emissions from NOVA Chemicals' U.S.-based facilities are significantly below the threshold and are not subject to this rule.

Summarized Quarterly Financial Information

	2010				2009(1)
(millions of U.S. dollars)	Oct. 1 to Dec. 31	July 1 to Sept. 30(1)	Apr. 1 to June 30(1)	Jan. 1 to Mar. 31(1)	Oct. 1 to Dec. 31	July 6 to Sept. 30	July 1 to July 5	Apr. 1 to June 30	Jan. 1 to Mar. 31
	Successor						Predecessor
Revenue	$1,170	$1,072	$1,244	$1,090	$841	$771	$36	$720	$589
Operating income (loss) from continuing operations	$129	$113	$214	$134	$84	$15	$(45)	$(50)	$(116)
Income (loss) from continuing operations	$48	$44	$56	$85	$28	$(19)	$(33)	$(82)	$(120)
Net income (loss)	$60	$54	$51	$94	$17	$(19)	$(33)	$(83)	$(123)

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

Fourth Quarter 2010 Overview

        Income from continuing operations in the fourth quarter of 2010 was $48 million compared to $28 million in the fourth quarter of 2009. In the fourth quarter of 2010, earnings were higher as business conditions were improved versus the same quarter in 2009. The Olefins/Polyolefins business unit margins and volumes were higher resulting in the majority of the change.

	Three Months Ended
(millions of U.S. dollars)	Dec. 31, 2010	Dec. 31, 2009(1)
Revenue	$1,170	$841
Operating income (loss) from continuing operations(2)
Olefins/Polyolefins(3)	$213	$111
Performance Styrenics	1	1
Corporate	(85)	(28)

Operating income from continuing operations	$129	$84
Income from continuing operations	$48	$28
Net income	$60	$17

Notes:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
See Supplemental Measures.

(3)
Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins, and Polyethylene segments.

        The Olefins/Polyolefins business unit reported operating income from continuing operations of $213 million in the fourth quarter of 2010, which was up from $111 million in the fourth quarter of 2009. This increase was due to sales prices that rose more than feedstock costs for all products and higher volumes.

        The Joffre Olefins segment reported operating income from continuing operations of $97 million in the fourth quarter of 2010 compared to operating income of $47 million in the fourth quarter of 2009. Operating income was higher quarter-over-quarter due to sales prices that increased more than feedstock costs and higher volume.

        The Corunna Olefins segment reported operating income from continuing operations of $16 million in the fourth quarter of 2010, which was an improvement from an operating loss of $4 million in the fourth quarter of 2009. Operating income was higher quarter-over-quarter due to sales prices that increased more than feedstock costs and higher volume.

        The Polyethylene segment reported operating income from continuing operations of $122 million in the fourth quarter of 2010, improved from $77 million in the fourth quarter of 2009. The increase was primarily due to sales prices that increased more than feedstock costs.

        The Performance Styrenics segment reported operating income from continuing operations of $1 million in the fourth quarter of both 2010 and 2009. In the fourth quarter of 2010, feedstock prices increased more than sales prices resulting in lower margins, which were offset by lower operating costs due to restructuring within the segment compared to the fourth quarter of 2009.

        Corporate operating cost from continuing operations was $85 million in the fourth quarter of 2010 compared to $28 million in the fourth quarter of 2009. The higher quarter-over-quarter cost was primarily due to the strengthening of the Canadian dollar, the write-down of Performance Styrenics assets and a note receivable and the increase of certain pension liabilities, in connection with the sale of our interest in the INEOS NOVA joint venture.

Item 6.    Directors, Senior Management and Employees

6.A. DIRECTORS AND SENIOR MANAGEMENT

Directors

        The following table sets forth, as of December 31, 2010, the name of each of our directors, his age, his residence, principal occupation(s) during the five preceding years and the period during which he has served as a director. The terms of office of the directors continue until their successors are elected or appointed.

Name and Residence	Age	Period During Which a Director of NOVA Chemicals	Principal Occupation During The Preceding Five Years
Gerhard Roiss(1), Chairman Vienna, Austria	58	Since November 10, 2009	Deputy Chairman of the Executive Board of Aktiengesellschaft ("OMV"); Managing Director, OMV Refining & Marketing GmbH
Mohamed Al Mehairi, Abu Dhabi, United Arab Emirates	35	Since July 6, 2009	Director, Investment Department, IPIC
Philip J. Brown New York, U.S.A.	55	Since July 6, 2009	Attorney, Torys LLP
Mark Garrett Vienna, Austria	48	Since November 10, 2009	Chief Executive Officer, Borealis AG; prior to April 2007, Global Segment Head, Water and Paper Treatment, Ciba Specialty Chemicals Inc.
Stephen B. Soules Calgary, Alberta, Canada	58	Since December 1, 2010
			Advisor to organizations in the Canadian energy and technology sectors; prior to 2009, Executive Vice President, CFO and Director Canbriam Energy Inc.; prior to 2007, Executive Vice President, CFO, Director and Trustee at Esprit Energy Trust
Georg F. Thoma Dusseldorf, Germany	66	Since July 6, 2009	Attorney, Shearman & Sterling LLP
Randy G. Woelfel Pennsylvania, U.S.A.	55	Since November 10, 2009
			Chief Executive Officer, NOVA Chemicals; prior to November 16, 2009, Chief Executive Officer, Designate, NOVA Chemicals; prior to October 2009, President, Cereplast, Inc.; prior to March 2008, Managing Director, Houston Technology Center; prior to January 2007, President, Basell North America

(1)
On December 31, 2010, Gerhard Roiss resigned as a Director and the Chairman of our Board of Directors and on January 1, 2011, His Excellency Khadem Al Qubaisi, Managing Director of IPIC, was appointed a Director and the Chairman of the Board of Directors.

Executive Officers(1)

        The following table sets forth, as of December 31, 2010, the name of each of our executive officers, his residence, present positions within the Corporation and his principal occupations during the five preceding years.

Name and Residence	Age	Present Principal Occupation	Principal Occupation During The Preceding Five Years
Randy G. Woelfel Pennsylvania, U.S.A	55	Chief Executive Officer	Chief Executive Officer, NOVA Chemicals; prior to November 16, 2009, Chief Executive Officer Designate, NOVA Chemicals; prior to October 2009, President, Cereplast, Inc.; prior to March 2008, Managing Director, Houston Technology Center; prior to January 2007, President, Basell North America
Todd D. Karran Pennsylvania, U.S.A.	46	Senior Vice President and Chief Financial Officer
			Senior Vice President and Chief Financial Officer, NOVA Chemicals; prior to June 2010, Senior Vice President, Chief Financial Officer and Treasurer, NOVA Chemicals; prior to November 2009, Vice President, Corporate Development and Treasurer, NOVA Chemicals; prior to November 2007, Vice President, Treasury and Corporate Development, NOVA Chemicals; prior to September 2007, Vice President and Chief Information Officer, NOVA Chemicals; prior to September 2006, Vice President IT Applications and Decision Support, NOVA Chemicals
William G. Greene Pennsylvania, U.S.A	56	Senior Vice President, Operations
			Senior Vice President, Operations, NOVA Chemicals; prior to December 2009, Vice President, Manufacturing and Corporate Engineering, NOVA Chemicals; prior to November 2007, Vice President, Manufacturing, NOVA Chemicals; prior to September 2006, Vice President, Manufacturing Olefins/Polyolefins, NOVA Chemicals
Rainer Gunz Alberta, Canada	42	Senior Vice President, Corporate Business Development	Senior Vice President, Corporate Business Development; prior to June 2010, Vice President, Business Development, Borealis AG; prior to March 2010, Head of Plastics, OMV R&M GmbH
Grant Thomson Alberta, Canada	56	Senior Vice President and President, Olefins and Feedstock
			Senior Vice President and President, Olefins and Feedstock, NOVA Chemicals; prior to December 2009, Vice President, President Feedstock and Olefins, NOVA Chemicals; prior to April 2008, Senior Vice President, Olefins and Feedstocks, NOVA Chemicals; prior to September 2006, Vice President, Natural Gas and NGL, NOVA Chemicals

(1)
On December 30, 2010, Marilyn Horner resigned as Senior Vice President and Chief Human Resources Officer. Subsequent to the end of 2010, Christopher Bezaire was appointed as Senior Vice President, Polyethylene Business.

        There are no family relationships among any of our directors or executive officers. There are no material arrangements or understandings between any two or more directors or executive officers pursuant to which any person was selected as a director or officer.

        Each of the officers is appointed by the Board of Directors, to serve, subject to the discretion of the Board of Directors, until their successors are appointed or they resign.

6.B. COMPENSATION

EXECUTIVE COMPENSATION

        For purposes of this annual report, "Named Executive Officer" ("NEO") means an individual who, at any time during the year, was:

  (a)
  our chief executive officer ("CEO");

  (b)
  our chief financial officer ("CFO");

  (c)
  each of our three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded Cdn$150,000; and

  (d)
  any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year.

        Based on the foregoing definition, during the last completed fiscal year, there were six (6) NEOs, namely: CEO, Randy G. Woelfel; Senior Vice President and CFO, Todd D. Karran; Senior Vice President, Operations, William G. Greene; Senior Vice President and President Olefins and Feedstock, Grant C. Thomson; Vice President, General Counsel and Assistant Corporate Secretary, William C. Mitchell; and former Senior Vice President, Chief Human Resources Officer, Marilyn N. Horner.

        Unless otherwise noted, all compensation amounts paid in Canadian dollars are expressed in U.S. dollars using the following exchange rates:

  2010 $1.00 Canadian = $0.9629 U.S.;
  2009 $1.00 Canadian = $0.8718 U.S.;
  2008 $1.00 Canadian = $0.9397 U.S.

Remuneration Committee Information

Composition of the Remuneration Committee

        The Remuneration Committee of the Board of Directors (the "Board") is responsible for overseeing key compensation and human resources policies including the overall executive compensation strategy of NOVA Chemicals and the on-going monitoring of the strategy's implementation. Prior to July 1, 2010, the Remuneration Committee was composed of Mohamed Al Mehairi (Chairman), David Davies, Gerhard Roiss and Georg Thoma. On July 1, 2010, Mr. Davies resigned from the Board of Directors and on December 31, 2010, Dr. Roiss resigned. Effective February 1, 2011, Mark Garrett was appointed to the Remuneration Committee. The Remuneration Committee is currently composed of Mohamed Al Mehairi (Chairman), Georg Thoma and Mark Garrett. None of the members of the Remuneration Committee is or was formerly an executive or employee of NOVA Chemicals.

Governance

        The Remuneration Committee recognizes the importance of maintaining sound governance practices for the development and administration of executive compensation and compensation programs, and has instituted processes that enhance the Remuneration Committee's ability to effectively carry out its responsibilities. Examples include:

  •
  retain external consultants that attend Remuneration Committee meetings when requested by the Remuneration Committee;

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

External Advice

        The Remuneration Committee Chairman has direct access to independent external compensation consultants on executive compensation and human resources matters. These consultants provide objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations to assist the Remuneration Committee in making informed, fair and reasonable decisions.

        Until October 2010, Towers Watson was retained to provide executive compensation consulting services. Towers Watson also provides actuarial services for the Corporation's North American defined benefit pension plans, and retirement and benefits consulting services, as required. In October 2010, Pay Governance LLC, an independent executive compensation firm, was retained to provide executive compensation consulting services.

Compensation Discussion and Analysis

        The following is the Compensation Discussion and Analysis which outlines and explains all significant elements of compensation awarded to, earned by, or paid to the NEOs during 2010.

Compensation Philosophy

        NOVA Chemicals' executive compensation policies and programs are designed to attract, retain and motivate key executives through competitive and cost effective approaches that reinforce executive accountability and reward the achievement of business results. Executive compensation consists of four main elements: (a) base salary, (b) annual incentive compensation awarded under NOVA Chemicals' Incentive Compensation Plan, (c) long-term incentive compensation, and (d) retirement, benefit and perquisite programs. The relative weighting of each element is aligned with our philosophy of linking pay to performance. A substantial percentage of executives' compensation is provided in the form of performance-based variable compensation with a greater emphasis on variable components for senior executives. Actual incentive compensation awards are directly linked to corporate and business unit results and many of the performance measures are aligned with shareholder and other key stakeholders' interests, including financial and non-financial goals (see "Incentive Compensation Plan" and "Long-Term Incentive Programs"). Executive retirement and benefits programs are generally consistent with broader employee programs in the same country. Where certain programs, such as perquisites, are only provided to executives or senior management, they reflect competitive practice and particular business needs and objectives.

        The compensation level for all executives, including the NEOs, is reviewed annually by the Remuneration Committee. A benchmarking process that assesses the policy or target levels of base salary, annual incentive compensation and long-term incentive compensation is conducted each year by the external compensation consultant (see "Benchmark Review"). In addition, the Remuneration Committee seeks and obtains input from the CEO on base salary, and targeted annual incentive and long-term incentive compensation, for executives other than the CEO. The overall objective in setting executive compensation is to ensure that the total targeted value and mix of compensation for each executive compares at the median (50th percentile) of the comparator group (see "Benchmark Review") for the same or similar role. In setting target total compensation, the Remuneration Committee does not consider compensation previously awarded to an individual. The Remuneration Committee does consider other factors such as each individual's experience and expertise before approving adjustments to compensation. In the case of the NOVA Management Board, the Remuneration Committee determines the value and mix of compensation with input from the external compensation consultant and makes a recommendation to the Board for approval.

        Benefits, retirement programs and perquisites are reviewed periodically by the Remuneration Committee to ensure these programs continue to offer competitive benefits that are cost effective and valued by the organization.

Benchmark Review

        The Remuneration Committee annually monitors comparative total compensation information, using data prepared by the external compensation consultant, to ensure that target levels of overall compensation are competitive with similar North American chemical companies. Comparator group information is also used in determining base salary ranges, annual incentive compensation target awards and assessing the competitiveness of NOVA Chemicals' long-term incentive compensation awards for all executives, including the NEOs.

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

        The Remuneration Committee reviews the composition of the comparator group periodically for continued relevance. In October 2009, Towers Watson conducted a review of the comparator group. This review was initiated to ensure that the comparator group continued to be representative of those companies with which NOVA Chemicals competes for talent and to be more reflective of compensation practices of privately owned companies. As a result of this review, four additional companies were added to the comparator group. For determining 2010 compensation, NOVA Chemicals' comparator group included the following chemical companies:

Air Products and Chemicals, Inc.	FMC Corporation
Ashland Inc.	Georgia Gulf Corporation
BASF (North America)	Lanxess Corporation
Bayer MaterialScience AG	The Lubrizol Corporation
Cabot Corporation	LyondellBasell Industries
Chevron Phillips Chemical Company LLC	Methanex Corporation
The Dow Chemical Company	PPG Industries, Inc.
Eastman Chemical Company	Praxair, Inc.
E.I. du Pont de Nemours and Company

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

        The following table summarizes each component of the total direct compensation(1) ("TDC") for the NEOs and other executives:

Base Salary	Incentive Compensation Plan	Long-Term Incentive Plans
The fixed portion of compensation tied to market competitiveness, level of responsibility and demonstrated experience	Annual variable compensation which provides awards contingent on achievement of financial and non-financial metrics that support NOVA Chemicals' corporate and business/function/ individual performance	Long-term variable compensation where grants are awarded to align the interests of management with the long term interests of NOVA Chemicals' shareholder and other key stakeholders

(1)
NOVA Chemicals does not consider retirement benefits, benefits programs or perquisites direct compensation.

        The targeted mix of TDC—base salary, targeted annual incentive compensation and targeted annual value of long-term incentive compensation—for 2010 for each Named Executive Officer who is currently a NEO is as follows:

R.G. Woelfel	T.D. Karran	W.G. Greene	G.C. Thomson	W.C. Mitchell

        Based on the benchmark review for 2010, the Remuneration Committee and the Board determined that the NEOs' TDC remained competitive and no increases were made to the NEOs' TDC for 2010.

  Base Salaries

        Base salaries for all executives, including the NEOs, are paid within salary ranges established for each position on the basis of the level of responsibility relative to other positions in NOVA Chemicals. The salary range for each position is determined through an annual comparative salary survey of NOVA Chemicals' North American chemical companies comparator groups.

        Base salary is targeted at the median (50th percentile) of the comparator group for each executive. Individual salaries within each range are determined by each executive's experience, expertise and contribution to NOVA Chemicals.

        For 2010, based on the benchmark analysis, no increases were made to the NEOs' base salaries.

  Incentive Compensation Plan

        Annual incentive compensation is awarded to executives, including the NEOs, senior managers and other leaders under the Incentive Compensation Plan, which is designed to align incentive compensation awards to actual business results, address uncontrollable elements and motivate participants. This plan provides cash awards based on corporate and business/functional/individual performance, measured against objectives which are typically determined at the beginning of each performance period. As an executive's responsibility level increases, incentive compensation represents an increasing portion of total cash compensation. The Incentive Compensation Plan constitutes a significant part of total cash compensation for the NEOs.

        Incentive Compensation Plan awards are based on two categories:

  (a)
  corporate performance—for 2010, corporate performance was based on the achievement of net profit, net operational cash flow and Responsible Care targets; and

  (b)
  business/functional/individual performance—based on the achievement of business or functional related objectives such as financial targets, operating performance or other specific team or individual objectives.

        The 2010 targeted awards for all Incentive Compensation Plan participants, including the NEOs, were weighted 30% on corporate performance and 70% on business/functional/individual performance.

        Objectives under corporate performance and business/functional/individual performance are typically set at the beginning of the performance period by the Remuneration Committee. For 2010, the Remuneration Committee evaluated corporate performance based on the three corporate objectives identified above that NOVA Chemicals believed were important to successfully drive the 2010 operating plan. The Remuneration Committee determined the significance of the objectives and weighted each accordingly as follows:

Weighting	Performance Objective	Reason for Objective
15%	Net Profit	• Measures the profitability in the context of operating performance. The emphasis is on delivering strong, recurring profits, and defining and delivering a clear path for profitability growth
10%	Net Operational Cash Flow	• Measures how well NOVA Chemicals manages its cash flow. NOVA Chemicals consistently aims to manage its working capital efficiently and demonstrate prudent cash management
5%	Responsible Care includes two objectives, each weighed equally:	• Measures NOVA Chemicals' commitment to providing a safe working environment
	• Total Recordable Case Rate	• Measures the number of recordable employee injuries or illnesses
	• Process fires	• Measures any fire or evidence of a flame—reducing process fires reduces the risk of serious injury, or major equipment or environmental damage

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

  •
  quality and cost controls.

        The Remuneration Committee sets a performance range for all objectives. Target performance is meant to be challenging yet achievable and, if met, the payout for that objective is 100%. If threshold performance is not achieved, no payout is awarded. Maximum performance is meant to be a stretch objective resulting in exceptional results. If maximum performance is met or exceeded, the payout is 250% of target for that objective.

        The actual incentive compensation award paid each year, if any, is determined with reference to achievement of the various objectives in the performance categories described above. Following the performance period, actual performance is assessed against target performance for each objective. The performance rating by which the incentive compensation award is calculated is pro-rated between threshold and maximum performance depending on actual performance under each objective.

        Provision is also made in the Incentive Compensation Plan to pay incentive compensation awards in excess of the target award, to a maximum established by the Remuneration Committee, if performance is exceptional.

        For 2010, corporate objectives were 216.7% of target: 250% for net profit, 250% for net operational cash flow and 50% for Responsible Care.

        In accordance with "COC Agreements" (see "NEO Agreements—Change of Control Agreements"), Messrs. Greene and Thomson, and Ms. Horner are entitled to receive an incentive compensation award at the greater of the average of their 2008, 2007 and 2006 incentive compensation awards and actual performance.

        The NEOs overall performance rating and payout amounts for 2010 were as follows:

	Performance Rating	Payout Amount
R.G. Woelfel	168%	$428,700
T.D. Karran	168%	$261,950
W.G. Greene	169%	$264,300
G.C. Thomson	175%	$287,090
W.C. Mitchell	132%	$184,650
M.N. Horner	163%	$288,650

  Long-Term Incentive Program

        A significant portion of an executive's compensation is awarded as long-term incentives. This supports the compensation objective of linking pay to long term corporate performance by putting compensation at risk. For 2010, NOVA Chemicals decided to grant 40% of the 2010 long term incentive award as a time based, retention award and establish the criteria for the remainder of the award in 2011. The 40% time based portion of the 2010 award vested on February 10, 2011 and was paid at the end of February 2011. Generally, participants must be employed with the Corporation on the vesting date to receive payment.

        Annual reviews are conducted to ensure that NOVA Chemicals' long-term incentive program provides comparable expected value to similar North American chemical companies. The value of long-term incentive grants awarded to the NEOs and other key employees are determined by the Remuneration Committee. NEOs' grants are based on information from an annual comparator group analysis of the value and mix of total direct compensation conducted by the external compensation consultant, including base salary, incentive compensation and long-term incentives. Based on this analysis, the Remuneration Committee examined the long-term incentive practices of our comparator group to determine the 50th percentile long-term incentive award for each executive position. In determining long-term incentive compensation awards, the Remuneration Committee does not consider the value or terms of outstanding awards.

  Retirement Plans

        The NEOs and other executives participate, on a contributory and non-contributory basis, in the retirement plans offered to NOVA Chemicals' salaried employees. Canadian employees hired prior to January 1, 2000 participate in a registered plan that offers either defined contribution or defined benefit provisions. Canadian employees hired on or after January 1, 2000 participate in the defined contribution component of the Canadian plans. U.S. salaried employees who were hired prior to January 1, 2008 have accrued pension benefits under NOVA Chemicals' U.S. salaried defined benefit plan and participate in the U.S. salaried defined contribution plan. U.S. salaried employees hired on or after January 1, 2008 participate only in the U.S. defined contribution plan.

        NOVA Chemicals' salaried employees, including the NEOs, may also participate in supplemental executive retirement plans ("SERPs") which are non-registered, unfunded supplemental retirement plans. The primary purpose of the SERPs is to provide retirement benefits that cannot be paid from registered plans due to tax limits. The SERPs also provide retirement benefits to NEOs and other key employees who have relocation arrangements. In addition, U.S. executives may participate in the U.S. Savings and Profit Sharing Restoration Plan (the "Restoration Plan"), the purpose of which is to continue defined contributions for executives who exceed legislated maximums.

  Benefits and Perquisites

        Non-cash compensation includes employee benefits and perquisites. NOVA Chemicals' non-cash compensation programs are designed to approximate the median of North American chemical companies and are periodically benchmarked against NOVA Chemicals' comparator groups. NEOs do not receive any non-cash compensation that is different from that received by other executives, other than annual perquisite allowance. In addition, retirement benefits as described under "Supplemental Executive Retirement Plans and Supplemental Pension Agreements," annual financial and tax planning services and club memberships have been provided to certain NEOs.

Summary Compensation Table

        The following table sets forth the compensation the Named Executive Officers earned in the fiscal years ended December 31, 2008, 2009 and 2010:

						Compensatory Changes to Pension Value(5)
					Cash Incentive Compensation Awards (Non-Equity)(4)
				Long-Term Incentive Compensation(2)(3)				DC Employer Contributions(7)	All Other Compensation(8)(9)		Total Compensation
(U.S. dollars)	Year	Salary(1)				DB Value(6)
Name and Principal Position
R.G. Woelfel	2010	425,000		467,500	428,700	N/A	(11)	42,903	103,409	(12)	1,467,512
Chief Executive Officer	2009	86,164	(10)	N/A	51,700	N/A	(11)	8,091	53,598	(13)	199,553
	2008	N/A		N/A	N/A	N/A	(11)	N/A	N/A		N/A
T.D. Karran	2010	312,000		312,000	261,950	0	(15)	48,636	18,268		952,854
Senior Vice President and	2009	276,167	(14)	189,700	228,400	0	(15)	39,362	243,104	(16)	976,734
Chief Financial Officer	2008	260,865		180,215	159,300	0	(15)	44,328	21,064		665,773
W.G. Greene	2010	312,000		312,000	264,300	0	(18)	74,018	19,962		982,280
Senior Vice President, Operations(17)	2009	312,000		312,000	216,700	0	(18)	71,774	20,571		933,044
	2008	312,000		312,000	165,450	0	(18)	77,126	34,161		900,737
G.C. Thomson	2010	328,558		318,323	287,090	118,000		N/A	32,257		1,084,228
Senior Vice President, President, Olefins	2009	281,090		336,302	206,268	60,000		N/A	19,201		902,861
and Feedstock(19)	2008	276,514		186,302	159,890	111,000		N/A	40,429		774,135
W.C. Mitchell	2010	280,800		280,800	184,650	5,000		58,849	19,762		829,861
Vice President, General Counsel and	2009	229,000		114,500	139,550	16,000		52,970	19,225		571,245
Assistant Corporate Secretary	2008	229,000		114,500	126,500	16,000		59,085	22,841		567,926
M.N. Horner	2010	340,000		527,000	288,650	25,000	(18)	103,252	2,931,427	(21)	4,215,329
Former Senior Vice President and Chief	2009	340,000		527,000	272,300	0	(18)	87,628	32,222		1,295,150
Human Resources Officer	2008	319,000	(20)	312,000	206,830	58,000		84,141	69,327	(22)	1,049,298

Notes:

(1)
See "Compensation Discussion and Analysis—Base Salaries."

(2)
Prior to the Arrangement Agreement between NOVA Chemicals and International Petroleum Investment Corporation ("IPIC"), NOVA Chemicals awarded equity based long term incentives, including stock options, equity appreciation units ("EAUs") and restricted stock units ("RSUs"). Pursuant to the terms of the Arrangement Agreement on July 6, 2009 ("the Arrangement Date"), all outstanding options and EAUs vested and were cancelled, and all outstanding RSUs vested and were cancelled in exchange for a cash payment of U.S.$6.00. As of the Arrangement Date, NOVA Chemicals does not sponsor equity based long-term compensation plans.

(3)
2010 Long-Term Incentive Awards are cash-based. The awards vest and are payable as follows: 40% in February 2011; 30% in February 2012; and 30% in February 2013.

(4)
Awards under the Incentive Compensation Plan are earned in the year reported and paid prior to March 15 the following year unless the NEO elected to defer all or a portion of the award to the Restoration Plan. For further information, see "Compensation Discussion and Analysis—Restoration Plan". The elections of the NEOs are listed below:

	2010	2009	2008
R.G. Woelfel	7%	N/A	N/A
T. D. Karran	6%	6%	6%
W.G. Greene	7%	6%	6%
G.C. Thomson	N/A	N/A	N/A
W.C. Mitchell	27%	25%	20%
M.N. Horner	8%	8%	8%

  The Restoration Plan is a U.S. Plan and only employees resident in the U.S. can participate in this Plan. Mr. Thomson is employed in Canada and does not participate in the Restoration Plan. Mr. Woelfel's employment commenced on October 19, 2009. He did not elect to defer any of his incentive compensation awards in 2009. Ms. Horner received a distribution of her Restoration Plan account after her employment with NOVA Chemicals terminated; see "Retirement Plans—Defined Contribution Programs—Defined Contribution Accounts."

  Where an election was made to defer all or a portion of an incentive compensation award to the Restoration Plan, the dollar value reported in this column represents the pre-tax value of the incentive compensation award at the time of the award.

  For further details on 2010 Incentive Compensation Plan objectives, see "Compensation Discussion and Analysis—Incentive Compensation Plan".

(5)
For further details on Pension Values, see "Defined Benefit Pension Obligations" and "Defined Contribution Accounts".

(6)
Messrs. Karran, Greene and Mitchell, and Ms. Horner participate in the Corporation's U.S. defined benefit programs. Benefits are frozen in these programs other than salary escalation, if any, for Messrs. Greene and Mitchell and Ms. Horner, until the earlier of December 31, 2012 or the date employment is terminated. Mr. Greene and Ms. Horner did not receive salary increases in 2010. For further information on defined benefit pension values see "Retirement Plans—Defined Benefit Programs—Defined Benefit Pension Obligations".

(7)
Includes NOVA Chemicals' basic, matching and transition contributions, if applicable, made to the U.S. Savings and Profit Sharing Plan and the Restoration Plan, see "Retirement Plans—Defined Contribution Programs".

(8)
Each NEO receives benefits and perquisites in addition to base salary and annual incentive compensation awards. The value of these benefits and perquisites for each NEO, other than Messrs. Woelfel and Karran, and Ms. Horner, does not exceed the lesser of Cdn$50,000 or 10% of the total annual salary. See footnotes (12), (13), (16) and (22).

(9)
This column also includes the dollar value of insurance premiums paid by NOVA Chemicals with respect to term life insurance for the benefit of the NEO and the value of the dividend equivalents earned under the former Restricted Stock Unit Plan ("RSUP"). The RSUP was terminated pursuant to the Arrangement Agreement.

(10)
Mr. Woelfel was hired on October 19, 2009. His compensation was pro-rated for the time he was employed in 2009.

(11)
Mr. Woelfel does not participate in any of NOVA Chemicals' defined benefit pension programs.

(12)
Mr. Woelfel received a bonus of $75,000 in 2010.

(13)
Mr. Woelfel received a bonus of $50,000 in 2009.

(14)
On November 16, 2009, Mr. Karran was appointed Senior Vice President, Chief Financial Officer and Treasurer. His annual salary was increased to $312,000 at that time.

(15)
Mr. Karran participates in the U.S. defined benefit programs however his benefits under these programs were frozen as of December 31, 2007.

(16)
Mr. Karran received a bonus of $225,000 in 2009.

(17)
Mr. Greene was appointed Senior Vice President, Operations on December 15, 2009.

(18)
Mr. Greene and Ms. Horner participate in the U.S. defined benefit programs and are eligible for Transition Benefits but did not receive salary increases during these periods. For further information on defined benefit pension values, see "Retirement Plans—Defined Benefit Programs—Defined Benefit Pension Obligations".

(19)
Mr. Thomson was appointed Senior Vice President and President, Olefins and Feedstock on December 15, 2009.

(20)
On September 24, 2008, Ms. Horner was appointed Senior Vice President, Chief Human Resources Officer. Her annual salary was increased to $340,000 at that time.

(21)
Ms. Horner's employment was terminated pursuant to her COC Agreement, as amended, on December 30, 2010. Includes severance payment of $2,900,736.

(22)
Ms. Horner's 2008 perquisites include a golf course initiation fee in the amount of $38,000.

Retirement Plans

Defined Benefit Programs

        NOVA Chemicals sponsors defined benefit programs in Canada and the United States both of which have been redesigned and are not available to new hires. Messrs. Greene and Mitchell are the only NEOs who meet the eligibility requirements for transition benefits in the U.S defined benefit plans. These NEOs accrued benefits under the U.S. defined benefit plan. Mr. Karran participates in the U.S. defined benefit plan but was not eligible for transition benefits. His benefit was frozen as of December 31, 2007. Mr. Woelfel was hired after the U.S. defined benefit plan was frozen and does not participate in NOVA Chemicals' defined benefit programs. Mr. Thomson participates in the Canadian defined benefit programs.

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

        On December 31, 1999, NOVA Chemicals introduced a defined contribution pension component to its Canadian pension plans for salaried employees. Employees were permitted to make a one-time irrevocable election to convert their defined benefits to the defined contribution pension or remain with their defined benefit pension. Mr. Thomson and Ms. Horner elected to remain in the defined benefit pension component. Mr. Karran was also a Canadian resident at that time and elected to convert his defined benefit to defined contribution pension. All Canadian employees who joined NOVA Chemicals after December 31, 1999 are members of the defined contribution pension component of the Canadian pension plans for salaried employees (see "Defined Contribution Programs").

  U.S. Defined Benefit Program

        All U.S. salaried employees hired prior to December 31, 2007 participate in a defined benefit pension plan. Effective December 31, 2007, NOVA Chemicals froze this defined benefit plan and amended the defined contribution plan (see "Defined Contribution Programs") to provide certain enhancements. Employees who had attained the age of 50 with at least one year of service as of December 31, 2007 ("Transition Employees") qualify for transition benefits, including earnings escalation for purposes of calculating defined benefits, for up to five years. Messrs. Greene and Mitchell and Ms. Horner were eligible for these transition benefits. Mr. Karran did not qualify for transition benefits. Mr. Woelfel was hired subsequent to the freeze date and is not eligible to participate in the defined benefit programs. Mr. Thomson participates in the Canadian defined benefit programs.

        The benefit formula for the U.S. defined benefit plan is 1.2% of the Final Average Earnings multiplied by credited service. Final Average Earnings is the average of the highest 36 consecutive months of base salary in the 10 years prior to December 31, 2007 or for Transition Employees, the earlier of December 31, 2012 and the Transition Employee's termination date. The pension benefit for a single retiree is a whole life benefit while a married retiree's benefit is a 100% joint and survivor benefit. Such benefit is provided by reducing the whole life benefit during the life of the retiree in order to provide 100% of that reduced benefit to the surviving spouse.

        Normal retirement age under the U.S. defined benefit plan is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between the ages of 55 and 62 and have at least five years service.

  Supplemental Executive Retirement Plans and Supplemental Pension Agreements

        NOVA Chemicals' defined benefit pension programs are subject to the Income Tax Act or the Internal Revenue Code ("IRC") maximum annual benefit accrual limits. NOVA Chemicals has adopted Supplemental Executive Retirement Plans ("SERPs") to provide supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals' defined benefit pension programs. These supplementary payments are above the maximum annual benefit accrual permitted by the Income Tax Act or the IRC and, therefore, are not deductible for income tax purposes by NOVA Chemicals until paid to the respective executive or employee. The aggregate supplementary pension benefits are generally equivalent to the benefit which would be earned under NOVA Chemicals' pension plans without the maximum annual benefit accrual limit described above. For senior U.S. executives, including the NEOs, other than Mr. Woelfel who is not eligible to participate in the defined benefit programs, Final Average Earnings are calculated using base salary plus incentive compensation awards under the U.S. SERP. Consistent with the redesign of the U.S. defined benefit pension plan, the U.S. SERP was frozen as of December 31, 2007 other than for transition benefits, and relocation and special pension arrangements as detailed below.

        The SERPs also provide supplementary pension payments to executives who have relocation arrangements. Ms. Horner and Mr. Greene relocated from Canada to the U.S., and Mr. Thomson relocated from Canada to the U.S. and then back to Canada. These NEOs have service in Canada and the U.S., and are entitled to the relocation pension arrangement. Under this arrangement, executives receive the greater of the total of their accrued benefits under each defined benefit program in which they have participated or the accrued benefit under the defined benefit program from which they retire assuming credited service under that plan recognizes all of the executive's service with the Corporation.

  Defined Benefit Pension Obligations

        The following table summarizes the defined benefit pensions as of December 31, 2010 for each NEO, other than Mr. Woelfel. Mr. Woelfel does not participate in NOVA Chemicals' defined benefit programs. Mr. Karran participates in the U.S. defined benefit programs but his benefits were frozen as of December 31, 2007. The values in the following tables are based on the same actuarial assumptions, methods and measurement dates used by NOVA Chemicals for financial reporting purposes and do not represent the value of the pension benefit a NEO would receive on retirement.

	Years of Credited Service(1)		Final Average Earnings		Accrued (Projected) Annual Pension Benefit(2)			Estimated Annual Pension Benefit at Age 65(3)(4)
		Under the Canadian Defined Benefit Component (#)
	Under the U.S. Defined Benefit Pension Plan (#)
					U.S. Defined Benefit Pension Plan	Canadian Defined Benefit Component(10)		U.S. Defined Benefit Pension Plan	Canadian Defined Benefit Pension Plan
(U.S. dollars, except as noted)			U.S.	Canada			SERP			SERP
Name
T.D. Karran	4.7	N/A	311,500	N/A	11,800	N/A	33,600	11,800	N/A	33,600
W.G. Greene(5)	8.3	14.6	529,500	317,700	24,000	35,100	65,000	24,000	35,100	65,000
G.C. Thomson(5)	10.8	10.7	491,300	307,500	25,900	25,600	62,500	25,900	25,600	62,500
W.C. Mitchell	4.9	N/A	394,200	N/A	13,800	N/A	9,400	13,800	N/A	9,400
M.N. Horner(5)(6)	7.8	14.2	595,700	351,500	22,600	34,000	76,500	22,600	34,000	76,500

Notes:

(1)
Years of credited service is the service used to calculate the defined benefit pension benefit. Service under the U.S. defined benefit programs includes service while resident in the U.S. prior to December 31, 2007, the date the U.S. defined benefit pension programs were frozen. Credited service under the Canadian defined benefit component includes service while resident in Canada.

(2)
These values represent the single life annuity payable at age 65 for the U.S. programs and a 60% joint and survivor annuity for the Canadian defined benefit pension component reflecting pay and service as of December 31, 2010 for all NEOs except for Ms. Horner where the amounts are as of December 30, 2010.

(3)
Age 62 is the earliest age an individual can receive full retirement benefits.

(4)
Assuming each NEO remains with NOVA Chemicals until his normal retirement date reflecting projected service, if applicable, and pay as of December 31, 2010, other than Ms. Horner whose employment was terminated on December 30, 2010.

(5)
Messrs. Greene and Thomson, and Ms. Horner are entitled to receive the greater of: the sum of their Canadian and U.S. pension benefits, and their U.S. or Canadian pension benefit assuming all of their service was in the U.S. or Canada depending on the country from which they retire.

(6)
Ms. Horner elected to receive her benefit as a lump sum payment (see following table).

        The change in the defined benefit pension for each NEO participating in a defined benefit program for 2010 is as follows:

		Annual Benefits Payable ($)
					Accrued (Projected) Obligation at Dec. 31, 2009(2)	Compensatory Changes Related to Current Service Cost and Earnings Increases(1)(2)	Non-Compensatory Changes Related to Financing Costs and Non-Compensation Assumption Changes(3)	Change in Obligation since Dec. 31, 2009
	Number of Years Credited Service(1)								Accrued (Projected) Obligation at Dec. 31, 2010(2)
(U.S. dollars, except as noted)		At Year End(2)		At Age 65(2)
Name
T.D. Karran(4)	4.7	N/A	(5)	45,400	250,000	N/A	19,000	19,000	269,000
W.G. Greene(4)	22.9	103,500	(6)	124,100	1,261,000	(4,000)	288,000	284,000	1,545,000
G.C. Thomson	21.5	93,300	(6)	114,000	1,038,000	118,000	166,000	284,000	1,322,000
W.C. Mitchell(4)	4.9	20,500	(6)	23,200	249,000	5,000	16,000	21,000	270,000
M.N. Horner(4)	22.0	N/A	(5)	133,100	1,207,000	25,000	151,000	176,000	1,383,000	(7)

Notes:

(1)
Years of credited service is the service used to calculate the defined pension benefit. Service under the U.S. defined benefit pension programs was frozen as of December 31, 2007. Years of credited service under the Canadian defined benefit pension component represents credited service as of date of transfer to the U.S.

(2)
These values are based on the same actuarial assumptions, methods and measurement date used by NOVA Chemicals for financial statement reporting purposes, which may be different than the assumptions used to calculate pension benefits payable to a NEO. The values reflect service as of the measurement date and future increases in salaries, as applicable. These values do not represent the value of the pension benefit that a NEO would receive on retirement.

(3)
Reflects the impact of interest on prior year's obligations, changes in discount rates used to measure the obligations and the impact of assumption and employee demographic changes.

(4)
The assumptions used to calculate pension values for accounting purposes assume future salary increases. These NEOs do not quality for Transition Benefits or did not receive a salary increase in 2010.

(5)
Mr. Karran and Ms. Horner were not early retirement eligible and not eligible to receive an annual benefit as at December 31, 2010.

(6)
These values represent Messrs. Greene, Thomson and Mitchell's early retirement annuity immediately payable as at December 31, 2010.

(7)
Ms. Horner elected to receive her benefit as a lump sum payment on December 30, 2010.

(8)
The key actuarial assumptions used in calculating these values are as follows:

U.S. Defined Benefit Programs	December 31, 2010	December 31, 2009
Discount Rate	4.60%	4.70%
Salary Increase	4.00%	4.50%
Percent Electing a Lump Sum	100%	100%
Lump sum interest rate
• Other NEOs	• 4.60%	• 4.70%
Mortality
• Other NEOs	• IRS Prescribed Table for 2011 Lump Sum Distributions	• IRS Prescribed Table for 2010 Lump Sum Distributions
Retirement
• Other NEOs	• Age-related table with an average retirement age of 63	• Age-related table with an average retirement age of 63

Canadian Defined Benefit Programs	December 31, 2010	December 31, 2009
Discount Rate	5.10%	5.80%
Salary Increase	4.00%	4.00%
Indexing	0.50%	0.50%

Canadian Defined Benefit Programs	December 31, 2010	December 31, 2009
Escalation of ITA Maximum Pension for Registered Plan	$2,494 in 2010 per year of service, escalating 2.75% thereafter	$2,444 in 2009 per year of service, escalating 2.75% thereafter
Mortality	UP 1994 projected to 2020 using Scale AA	UP 1994 projected to 2020 using Scale AA
Percent of Retiring Members Electing a Lump Sum	Eastern Region Plan—20% Western Region Plan—40%	Eastern Region Plan—20% Western Region Plan—40%
Retirement	Age-related table with an average retirement age of 62	Age-related table with an average retirement age of 62

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

  Canadian Defined Contribution SERP and U.S. Restoration Plan

        NOVA Chemicals' defined contribution programs are also subject to maximum annual contributions under the Income Tax Act and the IRC. NOVA Chemicals has adopted a SERP in Canada and the Restoration Plan in the U.S. to provide a mechanism to continue defined contributions for employees who exceed the legislated maximums.

        The Canadian SERP provides a notional account for contributions or conversion amounts that exceed the legislated maximums. The accounts are credited with earnings equivalent to the earnings of the balanced fund that is offered as an investment under the Canadian defined contribution program. Mr. Karran has a notional defined contribution account under the Canadian SERP.

        In the U.S., when total pay of an executive, including the NEOs, exceeds the legislated maximum, excess Corporation contributions are made to the Restoration Plan. In addition, participants may elect, prior to each performance year, to make voluntary employee contributions to the Restoration Plan of their base salary, incentive compensation award and profit sharing. If an employee elects to make voluntary contributions, Corporation matching contributions are made to the Restoration Plan after total pay exceeds the IRC maximums. All of the NEOs, other than Mr. Woelfel, participated in the Restoration Plan in 2009.

  Defined Contribution Accounts

        The following table summarizes each NEO's defined contribution account for 2010:

			COMPENSATORY		NON-COMPENSATORY
	Account Balance Jan. 1, 2010		2010 Corporation Contributions(1)		2010 Employee Contributions		2010 Investment Earnings		Account Balance Dec. 31, 2010
(U.S. dollars)	Savings Plan	Restoration Plan / Canadian SERP	Savings Plan(1)	Restoration Plan / Canadian SERP	Savings Plan	Restoration Plan / Canadian SERP	Savings Plan	Restoration Plan / Canadian SERP	Savings Plan	Restoration Plan / Canadian SERP
R.G. Woelfel	27,870	N/A	22,050	20,853	22,000	33,369	3,269	953	75,190	55,175
T.D. Karran	407,393	142,861	22,050	26,586	16,500	32,424	69,023	22,672	514,095	224,544
W.G. Greene	186,935	172,791	34,300	39,718	22,000	34,842	14,429	5,049	257,664	252,400
G.C. Thomson(2)	198,724	6,236	N/A	N/A	N/A	N/A	17,543	551	216,268	6,787
W.C. Mitchell	112,146	116,778	34,300	24,549	17,200	74,200	1,262	(1,891)	166,355	213,636
M.N. Horner	197,577	193,763	34,300	82,099	22,000	66,513	26,965	28,559	280,842	370,934	(3)

Notes:

(1)
Includes NOVA Chemicals' contributions: 3% basic contributions, 5% transition contributions, if applicable, and up to 6% matching contributions for NEOs actively participating in these plans.

(2)
Mr. Thomson is not an active participant of any defined contribution programs. These values represent Mr. Thomson's defined contribution accounts earned when he resided in the U.S. together with earnings thereon.

(3)
Ms. Horner received a distribution of this account on December 30, 2010.

NEO Agreements

Change of Control Agreements

        NOVA Chemicals entered into Key Employee Termination Benefit Agreements (the "COC Agreements") with executives, including Messrs. Greene and Thomson, and Ms. Horner, to induce them to remain with NOVA Chemicals in the event of a change of control. IPIC's acquisition of NOVA Chemicals pursuant to the Arrangement Agreement constituted a change of control and the COC Agreements became effective on the Arrangement Date. The COC Agreements provide that on the termination without cause or constructive dismissal of such NEO within three years following the change of control, the NEO is entitled to receive a lump sum severance payment (based on base salary, incentive compensation and other compensation) and continuation of certain benefits during the severance period, which is 30 months for Ms. Horner, 21 months for Mr. Greene and 18 months for Mr. Thomson. Mr. Greene is entitled to receive an additional $100,000 upon termination of employment. Mr. Thomson is entitled to receive Cdn$330,600 within 30 days after July 6, 2012 if Mr. Thomson does not resign or retire prior to July 6, 2012. If NOVA Chemicals terminates Mr. Thomson before July 6, 2012, Mr. Thomson will receive an additional $330,600 in severance. Ms. Horner's COC Agreement, as amended, also provided that she could terminate her employment on or before December 31, 2010 and receive the severance benefits. In addition, Ms. Horner is entitled to relocation costs to Calgary or equivalent location as set out in NOVA Chemicals' Relocation Guidelines, and a tax equalization payment in the event her severance payment is subject to the change of control golden parachute excise tax. Ms. Horner's employment was terminated on December 30, 2010 and she received a severance payment pursuant to her COC Agreement (see "Summary Compensation Table" and "Payments on Separation from Service").

Employment Contracts

        NOVA Chemicals and its subsidiaries have entered into employment contracts with certain NOVA Chemicals' executives, including Messrs. Woelfel, Karran and Mitchell. The employment contracts provide for a three year term of service for Mr. Woelfel and an indefinite term of service for Messrs. Karran and Mitchell.

        In the event of termination of Messrs. Woelfel, Karran or Mitchell's employment other than for cause (as defined in the employment contract), resignation or retirement, each is entitled to be paid a lump sum payment equal to 18 months severance, conditional upon execution and delivery of a release. For these individuals, the lump sum payments are based on: a) base salary in effect at the time of termination; b) Incentive Compensation Plan award calculated at target; c) Savings Plan contributions; and d) perquisite allowance. In addition, these NEOs are entitled to continued medical, dental and life insurance coverage, financial counseling and outplacement support if they are terminated without cause.

        Each NEO has also agreed not to disclose or use for his own benefit confidential information, except as necessary to perform his or her duties to NOVA Chemicals or as required by law. Also, during his employment with NOVA Chemicals, no NEO may engage in or render services to a competing business and for a one year period after termination of employment, no NEO may solicit customers, suppliers or employees to terminate their relationship with NOVA Chemicals.

Payments on Separation of Service

        The following tables set forth the circumstances that trigger payments or provision of benefits under the NEO Agreements and the estimated value of the payments assuming the triggering event occurred on December 31, 2010. For Ms. Horner, who terminated from NOVA Chemicals on December 30, 2010 pursuant to her COC Agreement, only the value of her payment following change of control is disclosed.

		SEVERANCE AMOUNT (U.S. dollars, except as noted)
R.G. Woelfel(3)	Severance Period (# of months)	Base Salary	Incentive Compensation Amount	Other Employee Benefits(1)	Additional Lump Sum Value of Pension(2)	Excise Tax Payment	Total Incremental Obligation
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	18	637,500	382,500	214,528	N/A	N/A	1,234,528
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control	18	637,500	382,500	214,528	N/A	0	1,234,528

		SEVERANCE AMOUNT (U.S. dollars, except as noted)
T.D. Karran	Severance Period (# of months)	Base Salary	Incentive Compensation Amount	Other Employee Benefits(1)	Additional Lump Sum Value of Pension(2)	Excise Tax Payment	Total Incremental Obligation
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	18	468,000	234,000	149,087	17,700	N/A	868,787
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control	18	468,000	234,000	149,087	17,700	0	868,787

		SEVERANCE AMOUNT (U.S. dollars, except as noted)
W.G. Greene(4)	Severance Period (# of months)	Base Salary	Incentive Compensation Amount	Other Employee Benefits(1)		Additional Lump Sum Value of Pension(2)	Excise Tax Payment	Total Incremental Obligation
Retirement	N/A	N/A	N/A	N/A		N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A		N/A	N/A	0
Involuntary Termination without Cause	21	546,000	339,180	275,822	(5)	75,200	N/A	1,236,202
Involuntary Termination for Cause	N/A	N/A	N/A	N/A		N/A	N/A	0
Termination Following Change of Control	21	546,000	339,180	275,822		75,200	0	1,263,202

		SEVERANCE AMOUNT (U.S. dollars, except as noted)
G.C. Thomson(4)	Severance Period (# of months)	Base Salary	Incentive Compensation Amount	Other Employee Benefits(1)		Additional Lump Sum Value of Pension(2)	Excise Tax Payment	Total Incremental Obligation
Retirement	N/A	N/A	N/A	N/A		N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A		N/A	N/A	0
Involuntary Termination without Cause	18	492,837	219,613	373,541	(6)	291,500	N/A	1,377,491
Involuntary Termination for Cause	N/A	N/A	N/A	N/A		N/A	N/A	0
Termination Following Change of Control	18	492,837	219,613	373,541		291,500	0	1,377,491

		SEVERANCE AMOUNT (U.S. dollars, except as noted)
W.C. Mitchell	Severance Period (# of months)	Base Salary	Incentive Compensation Amount	Other Employee Benefits(1)	Additional Lump Sum Value of Pension(2)	Excise Tax Payment	Total Incremental Obligation
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	18	421,200	210,600	160,600	31,400	N/A	823,800
Involuntary Termination for Cause	N/A	N/A	N/A	N/A		N/A	0
Termination Following Change of Control	18	421,000	210,600	160,600	31,400	0	823,800

		SEVERANCE AMOUNT (U.S. dollars, except as noted)
M.N. Horner	Severance Period (# of months)	Base Salary	Incentive Compensation Amount	Other Employee Benefits(1)	Additional Lump Sum Value of Pension(2)	Excise Tax Payment	Total Incremental Obligation
Termination Following Change of Control(7)	30	850,000	547,793	257,613	426,706	818,625	2,900,737

Notes:

(1)
NOVA Chemicals pays annual premiums for post-retirement benefits up to an annual maximum of $6,000 for single retirees and $12,000 for married retirees for U.S. employees hired prior to January 1, 2008, who are age 55 or older with five years service at the time of separation or who meet these requirements during their severance period. Canadian employees who are age 55 or older with five years of service at the time of separation or who meet these requirements during their severance period receive lifetime retiree medical to a maximum amount of $30,000.

(2)
Does not include pension values accrued under the Retirement Plans—see "Retirement Plans—Defined Benefit Pension Obligations."

(3)
Mr. Woelfel's employment contract provides that he is entitled to 18 months severance if he is involuntarily terminated without cause or constructively dismissed on or before December 31, 2012.

(4)
Messrs. Greene and Thomson's termination of employment is governed by their COC Agreements until July 6, 2012.

(5)
Mr. Greene is entitled to receive $100,000 in addition to his 21 months' severance payment if NOVA Chemicals terminates his employment.

(6)
Mr. Thomson is entitled to receive Cdn$330,600 in addition to his 18 months' severance payment if NOVA Chemicals terminates his employment before July 6, 2012.

(7)
Ms. Horner's COC Agreement provided that NOVA Chemicals would reimburse her amounts owed under Section 280G of the IRC due to excess "parachute" payments.

COMPENSATION OF DIRECTORS

        Directors who are not full time employees of NOVA Chemicals receive compensation for their service as directors. Non-employee director compensation is comprised of: (i) an annual retainer; (ii) annual committee membership retainer; and (iii) annual committee chair retainer.

        Non-employee directors, other than the Chairman of the Board, are paid an annual retainer of $175,000. The Chairman of the Board is paid an annual retainer of $350,000. Committee members who are not the Chair of the Committee receive an additional $50,000 retainer. Committee Chairs receive an additional $80,000 retainer. The compensation (in U.S. dollars) for non-employee directors during 2010 is as follows:

Name	Annual Retainer Fee	Annual Committee Retainer Fee	Annual Committee Chair Fee	Supplemental Director Fee	Total
Mohamed Al Mehairi(1)	175,000	50,000	80,000	175,000	480,000
Philip J. Brown	175,000				175,000
David C. Davies(2)	72,917	20,833	33,333		127,083
Mark Garrett	175,000			175,000	350,000
Gerhard Roiss(3)	350,000	100,000			450,000
Georg F. Thoma(4)	175,000	100,000		175,000	450,000
Stephen Soules(5)	14,000		3,333		17,333

Notes:

(1)
Mr. Al Mehairi is a member of the Audit Committee and Chair of the Remuneration Committee.

(2)
Mr. Davies resigned on July 1, 2010. He was a member of the Remuneration Committee and Chair of the Audit Committee. These values reflect pro-rated payments to his resignation date.

(3)
Dr. Roiss was Chairman of the Board, and a member of the Audit and Remuneration Committees. Dr. Roiss resigned from the Board on December 31, 2010.

(4)
Mr. Thoma is a member of the Audit and Remuneration Committees.

(5)
Mr. Soules was appointed to the Board of Directors and Chair of the Audit Committee in December 2010. These values reflect pro-rated payments for the period in 2010 that Mr. Soules was a director and Chair of the Audit Committee.

Indebtedness of Directors and Executives

        As at March 8, 2011 and during fiscal 2010, none of the current or former directors and executives of NOVA Chemicals or any associate of any such director or executive was indebted to NOVA Chemicals.

6.C. BOARD PRACTICES

  Board of Directors

        The Board of Directors ("Board") currently consists of seven members. Directors are elected annually and serve until their successors are elected or appointed, they resign, they are removed from office or their office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the Business Corporations Act (New Brunswick). Each of the directors has served in his respective capacity since his election; see the tables above in Item 6.A. for the period during which each director and member of senior management has served in that office.

  Directors' Service Contracts

        There are no director service contracts between us and our directors providing for benefits upon termination of employment, other than an employment agreement with Randy Woelfel.

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

  Audit Committee

Chairman: Stephen Soules
Other Members: Mohamed Al Mehairi and Georg Thoma

        The Audit Committee of the Board reviews and enquires into matters affecting our financial reporting, our system of internal accounting and financial controls and procedures and our financial audit procedures and plans; oversees the policies and practices relating to corporate compliance and risk management strategies; reviews and approves the external auditor's proposed audit scope and approach and the performance of the external auditors; reviews with management the mandate and appointment of internal auditors; oversees the funding, administration and investment of the trust funds associated with our retirement plans; and reviews with management and reports to the Board of Directors on our financing plans and objectives.

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

        All members of the Audit Committee are financially literate, and Mr. Soules is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission rules.

  Remuneration Committee

Chairman: Mohamed Al Mehairi
Other Members: Mark Garrett, Georg Thoma

        The Remuneration Committee of the Board is responsible for overseeing our policies and practices with respect to human resources. In this regard, the Remuneration Committee reviews recommendations for the appointment of persons to senior executive positions, and considers terms of employment including succession planning and matters of compensation. This Committee recommends to the Board the goals and objectives used to determine executive leadership compensation, and evaluates the NOVA Management Board's performance. For additional information relating to the compensation of our senior executives in 2010, see "Item 6.B. Compensation."

6.D. EMPLOYEES

        As of December 31, 2010, we employed approximately 2,445 full-time employees globally.

        Collective bargaining agreements with various unions, covering approximately 320, or 13%, of the approximately 2,430 North American employees, are in place at certain plants located in Ontario and Pennsylvania. A collective bargaining agreement involving approximately 210 employees at our olefins plant in

Corunna, Ontario, was re-negotiated in 2010 with an expiration date of March 31, 2013. A collective bargaining agreement involving approximately 110 employees at the polystyrene plant at the Beaver Valley site in Monaca, Pennsylvania, was re-negotiated in 2009 with an expiration date of March 15, 2012. We engage in continuous dialogue with the unions to address current issues and proactively address potential bargaining items.

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

        In addition to owning NOVA Chemicals, IPIC has other investments in the chemicals industry, including Borealis AG ("Borealis"), a petrochemicals company in Europe, and OMV Aktiengesellschaft ("OMV"), one of the largest oil and gas groups in Central and Southeastern Europe, with significant investments in petrochemicals. Borealis is jointly controlled by IPIC (with 64% of the share capital) and OMV (with 36% of the share capital). In addition, IPIC owns approximately 20% of the share capital of OMV.

        IPIC, OMV and Borealis entered into an Agreement in Principle ("AiP") in August 2009 to define our future corporate governance structure. The AiP contemplates that Borealis will acquire from IPIC 24.9% of our share capital. If the AiP is implemented, OMV will share control of our company with IPIC. The AiP received the antitrust clearance of the European Commission on October 27, 2009. As of the date of this annual report, the parties have not taken any actions to implement the AiP and no determination has been made whether to proceed with the transactions contemplated by the AiP.

7.B. RELATED PARTY TRANSACTIONS

Our Agreements with Executive Officers

        For a description of the change of control agreements and employment agreements with the NEOs, see "Item 6.B. Compensation—NEO Agreements."

Directors' and Officers' Insurance

        We maintain directors' and officers' liability insurance with policy limits of $100 million in the aggregate, subject to a deductible in respect of corporate reimbursement of $1 million for each loss. We are generally to be reimbursed for payments made under corporate indemnity provisions on behalf of our directors and officers, and individual directors and officers (or their heirs and legal representatives) are generally covered for losses arising during the performance of their duties for which they are not indemnified by us. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions), claims for financial impairment or while such director or officer is no longer acting in an insured capacity and claims brought by us against a director or officer, except for derivative actions.

        Effective as of the closing of the IPIC acquisition ("IPIC Closing"), we obtained and fully paid the premium for the extension of the directors' and officers' insurance policies for a claims reporting or run-off and extended reporting period of seven years from and after the IPIC Closing with respect to any claim related to any period of time at or prior to the IPIC Closing, and with terms, conditions, retentions and limits of liability that were no less advantageous to each present and former director, officer, trustee and employee of the Corporation and our subsidiaries than the coverage provided under our existing policies prior to the IPIC Closing (which terms are consistent with our current policy described above) with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer or employee of the Corporation or any of our subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the IPIC Closing (including in connection with the approval or completion of the IPIC Transaction).

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

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

Item 8.    Financial Information

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 17. Financial Statements" for our Annual Audited Consolidated Financial Statements, related notes and other financial information filed with this annual report on Form 20-F.

8.B. SIGNIFICANT CHANGES

        Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2010.

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

  Conflicts of Interest

        Our By-Laws provide that a director who is a party to a material transaction or material contract, or proposed material transaction or material contract with us, is a director of, or acts in a capacity similar to a director of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act and explained in the following paragraph, no such director shall vote on any resolution to approve any such transaction. If a material transaction or material contract is made between us and one or more of our directors, or between us and another person of which a director of NOVA Chemicals is a director or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director disclosed his interest in accordance with the provisions of the Act and the transaction or contract was approved by the directors or the shareholder and it was reasonable and fair to us at the time it was approved.

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

  Shareholder's Meetings

        A holding company controlled by IPIC currently owns all of our equity. Our By-Laws provide that a resolution in writing signed by all the shareholders or signed counterparts of such resolution by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders duly called, constituted and held.

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

 10.C. MATERIAL CONTRACTS

        The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party:

Senior secured revolving credit facility

        We have a senior secured revolving credit facility provided by a syndicate of lenders, which matures on November 17, 2013 and is available for Prime Loans, USBR Loans, LIBOR Loans, Swingline Advances, Bankers' Acceptances, and Letters of Credit. On October 28, 2010, we amended our senior secured revolving credit facility to extend the maturity date one year to November 17, 2013 and increase the size from $350 million to $425 million.

        Loans under our senior secured revolving credit facility bear interest at a floating rate, which is calculated as a base rate plus an applicable pricing margin. The applicable pricing margins vary with the type of loan and range between 2.50% and 4.75%. The base rate depends on the type of advance we choose.

        Our senior secured revolving credit facility contains financial covenants, which require quarterly compliance. The covenants require a maximum senior debt to cash flow ratio of 3:1 and a debt to capitalization ratio not to exceed 60% at the end of each quarter. In addition to the financial covenants, this credit facility also limits our ability to, among other things, incur additional liens, sell certain assets, make distributions on or repurchase equity, incur additional debt, enter into hedging arrangements, enter into operating leases, engage in reorganizations or mergers, or change the character of our business. Certain of these covenants are subject to exceptions and materiality qualifiers. Moreover, this credit facility limits distributions during any four consecutive fiscal quarters equal to the greater of (A) 55% of consolidated free cash flow for such four fiscal quarters, and (B) $10 million.

        Borrowings under our senior secured revolving credit facility are secured by a fixed and floating lien on certain of our real property and a security interest in certain of our personal property. Further, we have provided a guarantee to the lenders covering certain hedging transactions entered into with our restricted subsidiaries. Our obligations under our senior secured revolving credit facility have also been guaranteed by our restricted subsidiaries.

        Voluntary prepayments of principal amounts outstanding and voluntary reductions of the unutilized portion of the credit facilities are permitted at any time, upon the giving of proper notice and subject to minimum dollar amounts.

        Our senior secured revolving credit facility contains customary events of default, including, but not limited to, payment defaults, breach of covenant, incorrect representations or warranties, cross default of other indebtedness, cross default of secured swap obligations, certain events of bankruptcy, insolvency or dissolution, judgment defaults, change of control, and invalidity of any loan documents or provisions thereof supporting the credit facilities. Certain of the events of default are subject to exceptions and materiality qualifiers.

        The terms used in this summary have specific meanings as used in the senior secured revolving credit facility.

Indemnity Agreements

        Reference is made to "Item 7.B. Related Party Transactions—Director Indemnity Agreements."

10.D. EXCHANGE CONTROLS

        There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of our securities to hold or vote the securities held. There are also no such limitations imposed by our Articles and By-Laws with respect to our Common Shares.

10.E. TAXATION

Not Applicable

 10.F. DIVIDENDS AND PAYING AGENTS

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

10.I. SUBSIDIARY INFORMATION

Not Applicable

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        The Audit Committee of our Board regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See "Item 5 — Operating and Financial Review and Prospects" and Note 23 in our Annual Audited Consolidated Financial Statements contained in this annual report on Form 20-F for quantitative and qualitative disclosure of market risk.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.    Controls and Procedures

(a)   Disclosure Controls and Procedures

        Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2010, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Not Applicable

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

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that Stephen Soules is an "audit committee financial expert" (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Stephen Soules is an "independent" director, as defined under NYSE rules.

Item 16B.    Code of Ethics

        We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. You can view our Code of Ethics for CEO and Senior Financial Officers on the Governance page on our website at http://www.novachemicals.com/governance.

Item 16C.    Principal Accountant Fees and Services

        The following fees were billed to us by Ernst & Young LLP and approved by the Board of Directors during the prior two years:

(U.S. dollars)	2010	2009
Audit Fees	$2,443,201	$2,583,957
Audit-Related Fees	90,409	1,595,598
Tax Fees	41,982	45,761

Total Fees	$2,575,592	$4,225,316

        Audit fees include fees for the audit of our Annual Audited Consolidated Financial Statements, statutory audits of subsidiaries, review of quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters. Fee amounts for 2010 are based on invoices relating to the 2010 year-end audit that have been received and those expected to be billed.

        Audit-related fees include fees for services that are related to the audit of our Annual Audited Consolidated Financial Statements. These services include an audit of our conversion to a new consolidation software platform, consultation with respect to IFRS, non-statutory audits of subsidiaries and affiliates, and consultation on accounting and disclosure matters.

        Tax fees include fees for advice on tax compliance and planning, customs filings for us and our subsidiaries, and advice on tax-related matters.

        Our Board of Directors approves, on the recommendation of the Audit Committee, all fees paid to the external auditors. In addition, in accordance with applicable rules regarding audit committees, the Audit Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2010, the Audit Committee has concluded that it does not.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.    Change of Registrant's Certifying Accountant

Not Applicable

Item 16G.    Corporate Governance

Not Applicable

PART III

Item 17.    Financial Statements

        Our Annual Audited Consolidated Financial Statements for the fiscal year ending December 31, 2010, including the notes thereto and together with auditor's report thereon, are included in this annual report beginning on page F-1.

Item 18.    Financial Statements

Not Applicable

Item 19.    Exhibits

Exhibit No.		Description
1.1		Certificate and Articles of Continuance of NOVA Chemicals Corporation dated July 6, 2009 (1)
1.2		General By-Law No. 3 of NOVA Chemicals Corporation dated July 6, 2009 (1)
2.1		Indenture, dated as of October 16, 2009, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee in respect of the 8.375% Senior Notes due 2016 and 8.625% Senior Notes due 2019 (2)
2.2		Indenture, dated as of September 21, 1995, between NOVA Chemicals Corporation, as successor to NOVACOR Chemicals Ltd., and JP Morgan Trust Company, N.A., as successor trustee to The First National Bank of Chicago (3)
2.3		Indenture, dated as of January 13, 2004, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee (4)
2.4		Indenture, dated as of October 31, 2005, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee (5)
4.1		Restated Credit Agreement, dated as of November 17, 2009, among the NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent, and the lenders from time to time party thereto (6)
4.2	*	First Amending Agreement, dated as of October 28, 2010, to Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto
4.3		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and former directors (7)
4.4		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and Directors (8)
7.1	*	Computation of Earnings to Fixed Charges
8.1	*	List of Subsidiaries
12.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

(5)
Incorporated by reference from the Report on Form 6-K of NOVA Chemicals Corporation filed on November 1, 2005.

(6)
Incorporated by reference from Exhibit 10.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(7)
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
Name: Todd D. Karran Title: Senior Vice President and Chief Financial Officer

        Date: March 9, 2011

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

        The Board of Directors ("Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee reviews the financial statements and annual report on Form 20-F and recommends them to the Board for approval. The Audit Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit Committee. The Audit Committee also recommends a firm of external auditors to be appointed by the shareholder.

/s/ Randy Woelfel RANDY WOELFEL Chief Executive Officer	/s/ Todd Karran TODD KARRAN Senior Vice President and Chief Financial Officer
March 9, 2011 Calgary, Canada

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

3.
NOVA Chemicals' Consolidated Financial Statements include the accounts of the INEOS NOVA joint venture via proportionate consolidation in accordance with Canadian generally accepted accounting standards. Management is unable to evaluate the effectiveness of internal control within the joint venture due to the fact that NOVA Chemicals does not have the right or authority to evaluate the internal controls of the joint venture and does not have the access necessary, in practice, to evaluate those controls. Management's conclusion regarding the effectiveness of internal controls does not extend to the internal controls of the joint venture. The 2010 Consolidated Financial Statements of NOVA Chemicals included $303 million and $68 million of total and net assets, respectively, related to the INEOS NOVA joint venture as of December 31, 2010, and $1,495 million and $39 million of revenues and net income, respectively, for the year then ended.

4.
Management has assessed the effectiveness of NOVA Chemicals' internal control over financial reporting, as at December 31, 2010, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals' internal control over financial reporting that have been identified by management.

/s/ Randy Woelfel RANDY WOELFEL Chief Executive Officer	/s/ Todd Karran TODD KARRAN Senior Vice President and Chief Financial Officer
March 9, 2011 Calgary, Canada

 INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDER OF NOVA CHEMICALS CORPORATION

        We have audited the accompanying consolidated financial statements of NOVA Chemicals Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in shareholder's equity for the year-ended December 31, 2010, the periods from January 1, 2009 to July 5, 2009 and July 6, 2009 to December 31, 2009 and the year-ended December 31, 2008 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for the year-ended December 31, 2010, the periods from January 1, 2009 to July 5, 2009 and July 6, 2009 to December 31, 2009 and the year-ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

ERNST & YOUNG LLP Chartered Accountants March 9, 2011 Calgary, Canada

 CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
(millions of U.S. dollars)	Successor		Predecessor
Revenue	$4,576	$1,612	$1,345	$5,645
Feedstock and operating costs (excluding depreciation)	3,466	1,157	1,167	5,055
Selling, general and administrative	209	82	175	212
Research and development	35	17	17	44
Foreign exchange loss (gain) (Note 23)	13	104	39	(117)
Restructuring charges (Note 16)	20	22	41	32
Depreciation and amortization	243	131	117	235

	3,986	1,513	1,556	5,461

Operating income (loss) from continuing operations	590	99	(211)	184

Interest expense, net (Note 11)	(183)	(83)	(92)	(149)
Other (losses) gains (Note 17)	(54)	—	6	(1)

	(237)	(83)	(86)	(150)

Income (loss) from continuing operations before income taxes	353	16	(297)	34
Income tax (expense) recovery (Note 18)	(120)	(7)	62	71

Income (loss) from continuing operations	233	9	(235)	105

Income (loss) from discontinued operations, net of income taxes (Note 3)	26	(11)	(4)	(145)

Net income (loss)	$259	$(2)	$(239)	$(40)

(1)
Restated for discontinued operations. See Note 3.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
(millions of U.S. dollars)	Successor		Predecessor
Net income (loss)	$259	$(2)	$(239)	$(40)
Other comprehensive (loss) income:
Unrealized gain on available-for-sale securities, net of tax of $0	—	—	—	1
Unrealized (loss) gain on translation of self-sustaining foreign operations	(3)	5	4	(147)

	(3)	5	4	(146)

Comprehensive income (loss)	$256	$3	$(235)	$(186)

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
ASSETS
Current assets
Cash and cash equivalents	$300	$232
Accounts receivable (Note 5)	374	305
Inventories (Note 6)	450	494
Prepaid expenses and other assets	57	44
Future income taxes (Note 18)	2	3
Assets held for sale (Note 3)	321	251

	1,504	1,329
Intangible assets, net (Note 7)	465	492
Restricted cash (Note 8)	85	—
Other non-current assets (Note 8)	87	121
Future income taxes (Note 18)	63	58
Property, plant and equipment, net (Note 9)	3,456	3,553
Assets held for sale (Note 3)	10	43

	$5,670	$5,596

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$579	$555
Future income taxes (Note 18)	2	6
Long-term debt due within one year (Note 11)	10	312
Liabilities associated with assets held for sale (Note 3)	245	142

	836	1,015
Long-term debt (Note 11)	1,531	1,512
Deferred credits and long-term liabilities (Note 12)	419	366
Future income taxes (Note 18)	835	804
Liabilities associated with assets held for sale (Note 3)	—	106

	3,621	3,803

SHAREHOLDER'S EQUITY
Common shares (Note 4 and 13)	849	849
Contributed surplus (Note 4)	941	941
Accumulated other comprehensive income (Note 4)	2	5
Reinvested earnings (deficit) (Note 4)	257	(2)

	2,049	1,793

	$5,670	$5,596

Contingencies and commitments (Notes 11, 21 and 26)

(1)
Restated for discontinued operations. See Note 3.

On behalf of the Board of Directors:

/s/ Stephen Soules STEPHEN SOULES Chairman of the Audit Committee	/s/ Randy Woelfel RANDY WOELFEL Director

See accompanying Notes to Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of U.S. dollars)	Year Ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year Ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor
OPERATING ACTIVITIES
Net income (loss)	$259	$(2)	$(239)	$(40)
(Income) loss from discontinued operations	(26)	11	4	145

Income (loss) from continuing operations	$233	$9	$(235)	$105
Depreciation and amortization	243	131	117	235
Future income tax expense (recovery) (Note 18)	27	(15)	8	(128)
Other losses (gains) (Note 17)	4	—	(6)	1
Stock option expense (Note 14)	—	—	—	2
Unrealized loss (gain) on derivatives (Note 23)	15	(51)	(6)	87
Unrealized foreign exchange loss (gain)	6	86	45	(119)
Amortization of bond discounts	29	13	—	—
Non-cash restructuring charges (Note 16)	20	—	17	25

	577	173	(60)	208
Changes in non-cash working capital
Accounts receivable	(61)	(62)	(55)	276
Inventories	49	(123)	36	217
Accounts payable and accrued liabilities	21	(2)	(136)	(250)
Other current assets	(9)	—	(6)	(46)

	—	(187)	(161)	197
Changes in non-current assets and liabilities	(34)	11	(25)	(92)

Cash provided by (used in) operating activities from continuing operations	543	(3)	(246)	313
Cash provided by (used in) operating activities from discontinued operations	32	(17)	(12)	(41)

Cash provided by (used in) operating activities	575	(20)	(258)	272
INVESTING ACTIVITIES
Capitalized interest	—	(1)	—	—
Proceeds on sales of assets, investments and other capital transactions	1	—	—	—
Property, plant and equipment additions	(126)	(55)	(35)	(144)
Intangible asset additions	(5)	—	—	—
Turnaround costs, long-term investments and other assets	(23)	(16)	(6)	(39)
Proceeds from redemption of preferred shares	6	—	—	—
Dividends received	1	—	—	—

Cash used in investing activities from continuing operations	(146)	(72)	(41)	(183)
Cash used in investing activities from discontinued operations	(19)	(7)	(9)	(27)

Cash used in investing activities	(165)	(79)	(50)	(210)
FINANCING ACTIVITIES
Decrease in current bank loans	—	—	(1)	(1)
(Decrease) increase in revolving debt	—	(736)	546	37
Long-term debt additions	—	704	201	1
Long-term debt repayments	(315)	(203)	(252)	(128)
Common shares issued (Note 4)	—	350	—	3
Common share dividends	—	—	(7)	(31)

Cash (used in) provided by financing activities	(315)	115	487	(119)
Increase (decrease) in cash due to exchange rates	2	1	(3)	13

Increase (decrease) in cash and cash equivalents	97	17	176	(44)
Cash and cash equivalents, beginning of period	267	250	74	118

Cash and cash equivalents, end of period	$364	$267	$250	$74
Less cash and cash equivalents of assets held for sale, end of period (Note 3)	(64)	(35)	(10)	(34)

Cash and cash equivalents of continuing operations, end of period	$300	$232	$240	$40

Cash tax payments, net of refunds	$16	$(5)	$(28)	$47
Cash interest payments	$161	$62	$80	$190

(1)
Restated for discontinued operations. See Note 3.

See accompanying Notes to Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Common shares
Balance at beginning of period	$849	$508	$508	$505
Common shares issued	—	350	—	3
Push-down adjustment (Note 4)	—	(9)	—	—

Balance at end of period	$849	$849	$508	$508

Contributed surplus
Balance at beginning of period	$941	$27	$25	$27
Push-down adjustment (Note 4)	—	902	—	—
Forgiveness of IPIC fees/interest (Note 4)	—	12	—	—
Contribution of post-retirement plans to INEOS NOVA (Note 19)	—	—	—	(4)
Stock option compensation cost	—	—	—	2
Other	—	—	2	—

Balance at end of period	$941	$941	$27	$25

Reinvested earnings (deficit)
Balance at beginning of period	$(2)	$(327)	$(100)	$(68)
Net income (loss)	259	(2)	(239)	(40)
Push-down adjustment (Note 4)	—	327	—	—
Adoption of inventory full costing (Note 2)	—	—	—	39
Adoption of EIC 173 (Note 2)	—	—	12	—
Common share dividends	—	—	—	(31)

Balance at end of period	$257	$(2)	$(327)	$(100)

Accumulated other comprehensive income
Balance at beginning of period	$5	$466	$462	$608
Push-down adjustment (Note 4)	—	(466)	—	—
Other comprehensive (loss) income:
Unrealized (loss) gain on translation of self-sustaining foreign operations	(3)	5	4	(147)
Unrealized gain on available-for-sale securities	—	—	—	1

Balance at end of period	$2	$5	$466	$462

Total shareholder's equity	$2,049	$1,793	$674	$895

Common shares(1)
Balance at beginning of period	141,494,222	83,160,889	83,160,889	83,054,528
Common shares issued—IPIC (Note 4)	—	58,333,333	—	—
Common shares issued for cash on exercise of stock options (Note 14)	—	—	—	105,197
Common shares issued as share appreciation rights on exercise of stock options (Note 14)	—	—	—	1,164

Balance at end of period	141,494,222	141,494,222	83,160,889	83,160,889

(1)
Unlimited number of authorized voting common shares without par value, non-voting first preferred shares and non-voting second preferred shares. Currently only common shares are issued and outstanding.

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in U.S. dollars, unless otherwise noted.

1.     BASIS OF PRESENTATION

  NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick). Where used in these financial statements, "NOVA Chemicals" or "the Corporation" or "we" or "our" or "us" means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures. Where reference is made to balances due to and from, and transactions with affiliate, "affiliate" means INEOS NOVA (see Note 8) and other joint ventures. These transactions arise from business conducted between NOVA Chemicals and INEOS NOVA and other joint ventures.

  These Consolidated Financial Statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 24, United States Generally Accepted Accounting Principles ("U.S. GAAP").

  We report our Consolidated Financial Statements in U.S. dollars. We used the Canadian dollar as our functional currency for our Canadian operations from inception of the Corporation to September 30, 2008. Effective October 1, 2008, we changed our functional currency to the U.S. dollar (see Note 2).

  The preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. Examples of significant estimates include the following: the estimated useful lives of assets; the recoverability of tangible and intangible assets; certain actuarial and economic assumptions used in determining defined benefit plan costs, accrued benefit obligations and pension plan assets; estimates of cash flows related to environmental site restoration and clean-up and the resulting asset retirement obligations; assumptions used in impairment calculations for property, plant and equipment and intangibles; estimates for the allowance for doubtful accounts; assumptions used in estimating the net realizable value of inventory; the estimated tax valuation allowance and tax reserve and assumptions used in determining the fair values of all identifiable assets and liabilities in connection the International Petroleum Investment Company ("IPIC") acquisition described below and in Note 4. In determining the fair values for all identifiable assets and liabilities, management applied judgments in many areas for estimating cash flow from mid-2009 to 2015 and with respect to terminal values beyond that date. These judgments were made with data available on July 6, 2009—the acquisition date. Assumptions were made regarding product selling prices, feedstock costs, future supply/demand dynamics, inflation, discount rates, foreign exchange rates and others. We based these assumptions on our industry knowledge and Chemical Market Associates, Inc. data or other outside sources. In all cases, we believe the assumptions are fair and reasonable.

  On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. ("INEOS") providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our pension liabilities by $11 million in December 2010.

  The sale closed on February 28, 2011. At closing, we received approximately €47 million. This amount does not represent our final net proceeds from the sale, because pension liabilities were estimated as of closing and the final determination of these liabilities is not expected to be completed until the second quarter of 2011, at which time the proceeds will be adjusted. While we cannot determine the final net proceeds of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

1.     BASIS OF PRESENTATION (Continued)

  sale as of the date of the Consolidated Financial Statements, we do not expect to record a material gain or loss related to this transaction. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented (see Note 3). Depending on the context, "INEOS NOVA" means our former joint venture with INEOS or the current standalone business that is 100% owned by INEOS.

  During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, collectively known as SYNTHEON. The SYNTHEON portfolio of businesses, which is part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and the 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures). Also included in the proposed sale is intellectual property relating to both our building and construction products and our Elemix® concrete additive. We anticipated that the sale would be completed in 2010; however, negotiations are still in progress. See Note 3 for further disclosure of the discontinued operations.

  On February 23, 2009, we entered into an Arrangement Agreement with IPIC providing for the acquisition by IPIC of all of our outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition by way of a plan of arrangement ("the Arrangement") under the Canada Business Corporations Act, and pursuant to the Arrangement, a wholly-owned subsidiary of IPIC acquired all of our issued and outstanding common shares for $6.00 per share in cash. On July 6, 2009, we were continued under the laws of the Business Corporations Act (New Brunswick) and our common shares were delisted from the New York Stock Exchange ("NYSE") and Toronto Stock Exchange ("TSX"). The purchase price of the Arrangement, including assumption of our net debt obligations, was approximately $2.8 billion. We elected to use push-down accounting under the Canadian Institute of Chartered Accountants ("CICA") 1625, Comprehensive Revaluation of Assets and Liabilities, which resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, we applied for the first time and prospectively, the principles of CICA 1582, Business Combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities have been adjusted to their respective fair values on July 6, 2009. Although we continue as the same legal entity after the IPIC acquisition, the accompanying statements of net income (loss), changes in shareholder's equity, statements of cash flow and statements of comprehensive income (loss) are presented for two periods: Predecessor and Successor, which relate to the period preceding and succeeding completion of the IPIC acquisition. These separate periods are presented to reflect the new accounting basis established for our assets and liabilities as of July 6, 2009, and highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial statements also reflects equity contributions from IPIC. See Note 4 for further disclosure of the IPIC acquisition.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CHANGES IN ACCOUNTING POLICIES

Description	Date of adoption	Impact
CANADIAN GAAP

Further amendment to CICA 3855, Financial Instruments—Recognition and Measurement, clarifies that the interest rate used to determine fair value of a financial instrument should also be the rate used to recognize interest income in subsequent periods.	January 1, 2010	None

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

Further amendments to CICA 3862, Financial Instruments: Disclosures, requires enhanced disclosures for financial instruments including classification of fair value measurements and methods using a fair value hierarchy and, when a valuation technique is used, the assumptions used in determining fair value of each class of financial assets and liabilities. These amendments are to be applied prospectively.	December 31, 2009	Disclosure only, see Note 23

Further amendments to CICA 3855, Financial Instruments—Recognition and Measurement, provide criteria with regard to determining whether an embedded prepayment option is closely related to its host contract. Specifically the amendment provides that an option that compensates the lender for lost interest on reinvestment will be considered closely related to a debt host instrument. This amendment further harmonizes Canadian GAAP with International Financial Reporting Standards ("IFRS") and U.S. GAAP.	October 1, 2009	We applied this amendment and determined that senior notes issued in October 2009 (See Note 11) do not contain embedded derivatives

Scope amendments to CICA 1506, Accounting Changes, provide that this Section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity's primary basis of accounting.	Annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009	Our adoption of IFRS on January 1, 2011 did not qualify as an accounting change under CICA 1506

Emerging Issues Committee ("EIC") 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively with or without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract.	March 31, 2009
Resulted in a one-time credit to opening retained earnings on January 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax). During the 2009 Predecessor period, the initial EIC 173 impact was reduced by $16 million ($11 million after-tax), and decreased an additional $9 million ($6 million after-tax) during the 2009 Successor period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

Amendments to CICA 1625, Comprehensive Revaluation of Assets and Liabilities, and CICA 3251, Equity, and new standards CICA 1582, Business Combinations, CICA 1601, Consolidated Financial Statements, and CICA 1602, Non-controlling Interests, provide guidance on business combinations and the methodology to be used in the accounting therefor, including the revaluation of assets and liabilities. As a result of the IPIC transaction, we early adopted these standards.	January 1, 2009	See Note 4 for the impact of the IPIC acquisition under CICA 1625, CICA 3251 and CICA 1582; No material impact from CICA 1601 and CICA 1602

CICA 3064, Goodwill and Intangible Assets, replaced CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline ("AcG") 11, Enterprises in the Development Stage, and CICA 1000, Financial Statement Concepts. The Standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The Standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	January 1, 2009	See discussion below

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact
Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064, were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively. The effect of the restatement at December 31, 2008 was to decrease Other non-current assets by $27 million, decrease our Future income tax liability by $8 million, decrease Accumulated other comprehensive income by $2 million and increase the Deficit by $17 million. The after-tax impact to net loss in 2008 was to decrease the net loss by $8 million.
The following summarizes the impact of the adoption of CICA 3064 in the periods presented:

(millions of U.S. dollars)	As Previously Reported	Change in Accounting Policy	As Restated
Deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net loss for the year ended Dec. 31, 2008	(48)	8	(40)
Other changes during the year ended Dec. 31, 2008	8	—	8

Deficit at Dec. 31, 2008	$(83)	$(17)	$(100)

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new Standard is the Canadian equivalent to International Accounting Standard ("IAS") 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out ("FIFO") or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061—Property, Plant and Equipment, was amended to reflect this change).	January 1, 2008	One-time credit on January 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)

Our inventories are carried at the lower of cost or net realizable value. Cost is determined on a FIFO basis and beginning January 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.

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

  ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We maintain an allowance for doubtful accounts for estimated losses on accounts that may become uncollectible. The allowance is based on our historical percentage of uncollectible accounts, current delinquent customer accounts and management's assessment of the current business environment and its potential impact on our customers. We consider a receivable delinquent if it is unpaid after the terms of the related invoice have expired. The allowance is evaluated quarterly based on a review of the aged receivables. Accounts receivable are written off to the allowance account at the time a customer receivable is known to be uncollectible or are written down to their estimated net realizable value if not collectible in full.

  FOREIGN CURRENCY TRANSLATION

  Until September 30, 2008, the majority of our subsidiaries which resided outside the United States had functional currencies other than the U.S. dollar, and therefore our financial results were impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. Through September 30, 2008, our operations were considered self-sustaining and were translated into U.S. dollars using the current rate method. Resulting translation gains or losses were deferred in Accumulated Other Comprehensive Income ("AOCI") until there was a realized reduction of the net investment in the foreign operations. In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on us to fund operations. As a result of this change in circumstances, we undertook a review of the functional currency exposures of all of our businesses and concluded that the currency exposures of our Canadian operations were predominately U.S. dollars. Accordingly, as required by Canadian GAAP, we commenced recording transactions in our Canadian operations using U.S. dollars as the functional currency effective October 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the Consolidated Statements of Income (Loss) rather than being included in translation gains and losses deferred in AOCI. We accounted for this change prospectively and any amounts that had been previously deferred in AOCI continued to be included in AOCI unless there was a realized reduction in the net investment in the Canadian operations. The translated amounts on September 30, 2008, became the historical basis for all items as of October 1, 2008. We continue to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI. The AOCI was subsequently eliminated due to the application of push-down accounting (see Note 4). See Note 23 for impacts of the change in functional currency.

  Transaction currency effects occur when we or one of our subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to October 1, 2008, these transaction gains and losses were recorded in Feedstock and operating costs and Selling, general and administrative expenses in the Consolidated Statements of Income (Loss). After October 1, 2008, these transaction gains and losses are recorded in Foreign exchange loss (gain) in the Consolidated Statements of Income (Loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  DERIVATIVE INSTRUMENTS

  We sell petrochemical products at prices denominated in various currencies; purchase energy commodities; invest in foreign operations; and issue short—and long-term debt, including amounts in foreign currencies. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices and interest rates. We may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate and stock price volatility risks. We enter into derivative financial instruments with high credit quality counterparties and diversify our positions among such counterparties in order to reduce our exposure to credit losses. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individual relative and absolute figures for risk exposure depending on the counterparty's credit rating. We have not experienced any credit losses on derivatives during the three-year period ended December 31, 2010. Negative fair value is also minimized by way of limit management. If the aggregate negative fair value is at or above the corporate market risk limit, the appropriate level of management must be immediately notified and an appropriate course of action is determined. These derivative instruments are not utilized for trading or speculative purposes.

  We periodically manage our exposure to fluctuations in Canadian and Euro dollar exchange rates by using forward exchange contracts.

  We may choose to use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

  When considered appropriate, we enter into interest rate swaps in order to manage the fixed and floating interest rate mix on our long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

  Equity forward contracts were used to manage exposures to fluctuations in our stock-based compensation costs, as the costs of the plans varied with changes in the market price of the underlying common shares. At closing of the IPIC transaction, the stock-based compensation plans were terminated. Because we no longer have publicly traded common stock and the stock-based compensation plans have been terminated, we are no longer exposed to fluctuations in stock-based compensation costs.

  Changes in the fair value of derivative instruments are reported in income or Other Comprehensive Income ("OCI"), depending on the use of the derivative and whether it is designated and qualifies for hedge accounting treatment under the provisions of CICA 3865, Hedges. Unrealized gains and losses on derivative instruments designated and qualifying as cash flow hedges are recorded in OCI to the extent the hedges are effective, until the underlying transactions are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss). To the extent effective, unrealized gains and losses on derivative and non-derivative instruments used as hedges of our net investment in foreign operations are recorded in OCI. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

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

  FINANCIAL INSTRUMENTS

  Financial assets and liabilities are recognized on the Consolidated Balance Sheets when we become a party to a financial instrument. Financial instruments also include derivatives. Financial assets and liabilities are divided into the following categories:

  Held for trading financial assets and liabilities are measured at fair value and all gains (losses) are recognized in income (loss) in the period in which they arise. Financial and non-financial derivative instruments are classified as held for trading and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with our expected purchase, sale and usage requirements. Certain derivatives embedded in non-derivative contracts are also measured at fair value. This category includes Cash and cash equivalents and derivative instruments included in Accounts receivable, Other non-current assets, Accounts payable and long-term liabilities.

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

  Available-for-sale financial assets are non-derivative financial assets that are designated as available-for sale upon initial recognition, or that are not classified as loans and receivable, held-to-maturity investments or held for trading. Available-for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recognized in OCI and only are recognized in income (loss) when the asset is disposed or to reflect an impairment. Available-for-sale financial assets are included in Prepaid expenses and other assets and Other non-current assets.

  Held-to-maturity investments consist of non-derivative financial assets with fixed or determinable payments and a fixed maturity that we have the positive intention and ability to hold to maturity and which do not fall under other categories listed above. These investments are initially recorded at fair value and subsequently measured at amortized cost. We have no financial assets that are included in this category.

  Other financial liabilities are initially valued at fair value and subsequently measured at amortized cost. This category includes trade accounts payable, other accounts payable and certain accrued liabilities included in Accounts payable and accrued liabilities, certain long-term liabilities included in Deferred credits and long-term liabilities and Long-term debt.

  Transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held for trading, in which case the transaction costs are recognized immediately in income (loss).

  INVENTORIES

  We carry inventories at the lower of cost or net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed (i.e., depreciation) and variable production overheads that are incurred in converting the materials into finished goods. Other costs may include non-production overheads or the costs of designing products for specific customers. Cost is determined on a FIFO basis as we believe this basis is the best method to match actual costs incurred with the related revenue.

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

  JOINT VENTURES

  We apply the proportionate consolidation method of accounting for our investments in joint venture operations. Under this method, we record, on a line-by-line basis within our financial statements and notes, our pro-rata share of the joint venture's assets, liabilities, revenues, expenses and cash flows.

  INTANGIBLE ASSETS

  Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets as a result of push-down accounting applied for the IPIC acquisition (see Note 4) is fair value as at the closing date of the acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the Consolidated Statement of Income (Loss) in the year in which the expenditure is incurred.

  The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over their useful economic life as follows:

Software	3 to 5 years
Contracts	6 to 20 years
Licenses and technology	10 to 20 years

  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. We have no intangible assets with indefinite useful lives. Intangible assets are assessed for impairment whenever there is an indication that they may be impaired.

  PROPERTY, PLANT AND EQUIPMENT ("PP&E")

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

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Net PP&E at December 31, 2010, totaled approximately $3.5 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We assess recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset's carrying amount exceeds its fair value.

  The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, discount rate, etc. A sensitivity analysis of significant estimates and key assumptions is performed which includes an analysis of the probability of potential cash flow outcomes. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. We use reasonable, supportable, and where available, third-party, industry expert assumptions when performing impairment reviews.

  DEPRECIATION

  Plant and equipment are depreciated on a straight-line basis over five to twenty years, and non-facility equipment is depreciated on a straight-line basis generally between three and twenty years, depending on the type of equipment. These rates are designed to write-off assets to their salvage values over their estimated useful lives.

  We periodically review the estimated useful lives of PP&E and make adjustments when appropriate. There were no changes to estimated useful lives during 2010. During July 2009, we reassessed the remaining useful lives of our plant and equipment which resulted in increasing certain asset estimated useful lives for our Western Canada assets to 20 years and decreasing our Eastern Canada assets useful lives to 10 years. This change was made after a thorough analysis by our engineers that were familiar with the plant sites and management's assessment of economic utility. Total depreciation expense recorded during the third and fourth quarters of 2009 based on revalued PP&E and revised estimated useful lives was approximately $52 million lower than if original estimated useful lives were retained.

  LEASES

  Leases are classified as operating or capital depending upon the terms and conditions of the contracts. Leases that transfer substantially all the benefits and risks of ownership to us are accounted for as capital leases. Assets under capital leases are amortized on a straight-line basis over the period of expected use and are classified as PP&E. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest, and are classified as long-term debt.

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

  We maintain a reserve to provide for uncertain tax positions. A reserve is recorded in situations where it is probable that tax authorities could interpret the tax laws differently than we have. In these situations, we estimate the tax liability that would result if our position is not sustained. This reserve is included in future income tax liabilities.

  ASSET RETIREMENT OBLIGATIONS

  An asset retirement obligation represents a legal obligation associated with the retirement of PP&E that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. We recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the PP&E and depreciated over its useful life. Our asset retirement obligations primarily are associated with closure of certain assets used in the chemicals manufacturing process.

  EMPLOYEE FUTURE BENEFITS

  Pension Plans.    We sponsor both defined benefit and defined contribution pension arrangements covering substantially all employees.

  The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as employees provide services. Adjustments arising from plan amendments, as well as transitional pension assets or obligations, are amortized on a straight-line basis over the estimated average remaining service lifetime ("EARSL"). Adjustments arising from changes in assumptions and experience gains and losses are amortized over the EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. In the event that curtailments and settlements occur in the same period, curtailment accounting is performed before settlement accounting. For purposes of calculating the expected return on plan assets, pension assets are valued at fair value. Liabilities are measured using current yield rates of high quality corporate bonds with terms to maturity that approximate the duration or projected cash flows of our pension liabilities.

  The cost of defined contribution benefits is expensed as earned by employees. We make contributions in accordance with all plan agreements.

  Post-Retirement Benefits Other Than Pensions.    In North America, we provide medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

  STOCK-BASED COMPENSATION

  We had three cash-settled stock-based compensation plans (the Equity Appreciation Plan, the Restricted Stock Unit Plan and the Deferred Share Unit Plans) and an employee incentive stock option plan that were terminated at closing of the IPIC Transaction on July 6, 2009 (see Note 1). Outstanding units of these plans were cancelled and the restricted share units and deferred share units (see below) were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million. Prior to July 6, 2009, we used the fair-value based method of accounting for equity-settled, stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  based award. Amounts related to compensation costs were initially credited to Contributed surplus and then transferred to Common shares upon exercise of options or Reinvested earnings (deficit) upon cancellation or retirement of options.

  We used the liability method of accounting for cash-settled, stock-based compensation awards granted to employees, such as equity appreciation and restricted stock units. Units granted were marked to market each period based on the value of our common stock as reported on the TSX or NYSE, as applicable. Changes in value were recorded in income (loss) over the service period or for vested units as such changes arose.

  DEFERRED SHARE UNIT PLANS

  Prior to the IPIC transaction (see Note 1), units issued under these plans were calculated based on annual management incentive awards or director fees. Before October 1, 2008, the cost of the units earned was expensed as employees and directors provided services. Any adjustments to the value of the units as a result of expected changes in our common stock value were amortized on a straight-line basis over the EARSL of individuals participating in the plans. Beginning October 1, 2008, units granted were marked to market each period based on the average value of our common stock as reported on the TSX or NYSE, as applicable, for the last five trading days prior to the end of the period. Changes in the market value of the units were recorded in income (loss) each period and resulted in $16 million before-tax ($13 million after-tax) in income in the fourth quarter of 2008.

  SECURITIZATIONS

  Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchasers. Transactions recorded in this manner result in the removal of the sold assets from the Consolidated Balance Sheets. The difference between the proceeds on the sale and the book value of the receivables sold is recorded as interest expense.

  REVENUE RECOGNITION

  We recognize revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement; title and risk of loss has been transferred; and pricing is fixed or determinable. We account for sales incentives as a reduction in revenue at the time revenue is recorded.

  RESEARCH AND DEVELOPMENT

  Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an asset when we can demonstrate:

  •
  the technical feasibility of completing the asset so that it will be available for use;

  •
  our intention to complete and our ability to use or sell the asset;

  •
  how the asset will generate future economic benefits;

  •
  the availability of resources to complete the asset; and

  •
  the ability to measure reliably the expenditure during development

  Following the initial recognition of development expenditures as an asset, the asset is typically included within PP&E or intangible assets at cost less any accumulated depreciation and impairment losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Depreciation of the asset begins when development is complete and the asset is available for use and is depreciated over the period of expected future benefit.

  INVESTMENT TAX CREDITS

  We account for investment tax credits using the cost-reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of income (loss) for the period.

  COMPARATIVE FIGURES

  Certain comparative figures have been restated to conform with the current periods' presentation, including the reclassification of certain compensation-related costs in the amount of $10 million and $29 million from Feedstock and operating costs to Selling, general, and administrative on the Consolidated Statements of Income (Loss) for the periods July 6 to December 31, 2009 and January 1 to July 5, 2009, respectively.

3.     DISCONTINUED OPERATIONS

  INEOS NOVA JOINT VENTURE

  On October 31, 2010, we entered into an agreement with an affiliate of INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our pension liabilities by $11 million in December 2010.

  The sale closed on February 28, 2011. At closing, we received approximately €47 million. This amount does not represent our final net proceeds from the sale, because pension liabilities were estimated as of closing and the final determination of these liabilities is not expected to be completed until the second quarter of 2011, at which time the proceeds will be adjusted. While we cannot determine the final net proceeds of the sale as of the date of the Consolidated Financial Statements, we do not expect to record a material gain or loss related to this transaction. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.

  SYNTHEON

  During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, collectively known as SYNTHEON. The SYNTHEON portfolio of businesses, which is part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and the 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures). Also included in the proposed sale is intellectual property relating to both the building and construction products and the Elemix concrete additive. We anticipated that the sale would be completed in 2010; however, negotiations are still in progress. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     DISCONTINUED OPERATIONS (Continued)

  Summarized financial information for our 50% share of the INEOS NOVA joint venture ("INJV") and SYNTHEON are shown below:

	Year ended Dec. 31, 2010
	Successor
(millions of U.S. dollars)	INJV	SYNTHEON	TOTAL
Total revenues	$1,495	$33	$1,528
Income (loss) from discontinued operations before income taxes	$39	$(14)	$25
Income tax recovery	—	1	1

Income (loss) from discontinued operations, net of income taxes	$39	$(13)	$26

	July 6-Dec. 31, 2009			Jan. 1-July 5, 2009			Year ended Dec. 31, 2008
	Successor			Predecessor
(millions of U.S. dollars)	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Total revenues	$635	$13	$648	$552	$12	$564	$1,942	$45	$1,987
(Loss) income from discontinued operations before income taxes	$(4)	$(7)	$(11)	$3	$(8)	$(5)	$(115)	$(21)	$(136)
Income tax recovery (expense)	—	—	—	1	—	1	(9)	—	(9)

(Loss) income from discontinued operations, net of income taxes	$(4)	$(7)	$(11)	$4	$(8)	$(4)	$(124)	$(21)	$(145)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     DISCONTINUED OPERATIONS (Continued)

	Dec. 31, 2010			Dec. 31, 2009
(millions of U.S. dollars)	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Current assets
Cash and cash equivalents	$61	$3	$64	$33	$2	$35
Accounts receivable	80	10	90	75	9	84
Inventories	123	4	127	125	3	128
Prepaid expenses and other assets	12	1	13	3	1	4
Property, plant and equipment, net	27	—	27	—	—	—

Current assets held for sale	$303	$18	$321	$236	$15	$251

Non-current assets
Intangibles assets, net	$—	$1	$1	$—	$1	$1
Other non-current assets	—	—	—	24	—	24
Future income taxes	—	—	—	1	—	1
Property, plant and equipment, net	—	9	9	10	7	17

Non-current assets held for sale	$—	$10	$10	$35	$8	$43

Current liabilities
Bank loans	$—	$—	$—	$—	$1	$1
Accounts payable and accrued liabilities	148	10	158	135	6	141
Future income taxes	4	—	4	—	—	—
Deferred credits and other liabilities	83	—	83	—	—	—

Current liabilities associated with assets held for sale	$235	$10	$245	$135	$7	$142

Non-Current liabilities
Deferred credits and other liabilities	$—	$—	$—	$99	$—	$99
Future income taxes	—	—	—	7	—	7

Non-Current liabilities associated with assets held for sale	$—	$—	$—	$106	$—	$106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     IPIC ACQUISITION

  As discussed in Note 1, on July 6, 2009, IPIC acquired 100% of our outstanding common shares for consideration of $6.00 per share. We elected to use push-down accounting under CICA 1625 and as a result, these consolidated financial statements have been prepared to reflect the purchase price adjustments arising from this transaction. The IPIC acquisition has been accounted for in accordance with CICA 1582. The effects of these adjustments on each of our major classes of assets, liabilities and shareholder's equity accounts are as follows:

(millions of U.S. dollars)	July 6, 2009 before push-down adjustment	Push-down adjustments		IPIC additional equity contribution		July 6, 2009 adjusted
Assets
Current assets
Cash and cash equivalents	$250	$—		$—		$250
Accounts receivable	316	—		—		316
Inventories	486	(2)	(a)	—		484
Prepaid expenses and other assets	37	—		—		37
Future income taxes	19	(19)	(a)	—		—

	1,108	(21)		—		1,087
Intangible assets	—	510	(a)	—		510
Other non-current assets	180	(84)	(a)	—		96
Future income taxes	64	(4)	(a)	—		60
Property, plant and equipment, net	2,714	888	(a)	—		3,602

	$4,066	$1,289		$—		$5,355

Liabilities and Shareholder's Equity
Current liabilities
Bank loans	$1	$—		$—		$1
Accounts payable and accrued liabilities	657	11	(a)	(17)	(c)	651
Future income taxes	1	12	(a)	—		13
Long-term debt due within one year	980	—		(350)	(c)	630

	1,639	23		(367)		1,295
Long-term debt	1,129	(106)	(a)	—		1,023
Future income taxes	336	464	(a)	5	(c)	805
Deferred credits and long-term liabilities	288	154	(a)	—		442

	3,392	535		(362)		3,565
Shareholder's equity
Common shares	508	(9)	(b)	350	(c)	849
Contributed surplus	27	902	(b)	12	(c)	941
Accumulated other comprehensive income	466	(466)	(b)	—		—

Deficit	(327)	327	(b)	—		—

	674	754		362		1,790

	$4,066	$1,289		$—		$5,355

  (a)
  The revaluation adjustment arising from the application of push-down accounting based on the fair value of our assets and liabilities is classified to Contributed surplus. Future income taxes have been recorded based on the statutory tax rate of the various tax jurisdictions to which the fair value adjustments are attributable. Tax rates range between 10% and 39% and valuation allowances are applied as necessary. The tax bases of our assets and liabilities did not change as a result of the IPIC acquisition or the application of push-down accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     IPIC ACQUISITION (Continued)

  (b)
  Reclassification of previously issued common shares, deficit and accumulated other comprehensive income on application of push-down accounting. We removed the balance in common shares of $508 million as of July 6, 2009, before push-down adjustments, and recorded the cash paid by IPIC to acquire all of our issued and outstanding common shares for $499 million. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of our identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

  (c)
  IPIC converted $350 million of interim debt financing to common shares at closing of the acquisition. Related accrued interest and fees totaling $17 million ($12 million after-tax) on the interim debt financing were forgiven by IPIC and reclassified to Contributed surplus.

  The total purchase consideration given by IPIC to effect the transaction was approximately $2.8 billion, including the fair value of liabilities assumed. The following summarizes the allocation of the enterprise fair value to the assets acquired and liabilities assumed. The $929 million excess of the acquisition date fair value of our identifiable assets and liabilities over the total purchase consideration is recorded as a component of Contributed surplus. The only payment by IPIC was in respect of cash consideration for equity share capital.

(millions of U.S. dollars, unless otherwise noted)
Share price—$/share	$6
Shares outstanding—millions	83.2

$499
Cash	(250)
Long-term debt	2,003
Other liabilities	519

Total purchase price	$2,771

(millions of U.S. dollars)	Fair Value Adjusted Amounts
Current assets	$1,087
Intangible assets	510
Other non-current assets	96
Future income taxes	60
Property, plant and equipment	3,602

Total assets acquired by IPIC	$5,355
Current liabilities	(669)
Long-term debt	(2,003)
Future income taxes	(813)
Unfavorable supply contracts	(12)
Other long-term liabilities	(430)

Total liabilities assumed	$(3,927)

Net assets acquired by IPIC	$1,428
Cash paid	(499)

IPIC bargain purchase	$929

  During the fourth quarter of 2009, we adjusted our third quarter 2009 provisional valuation. As a result the fair value assigned to certain assets and liabilities including inventory, intangible assets, property, plant and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     IPIC ACQUISITION (Continued)

  equipment, future income taxes and certain long-term liabilities were adjusted. This also changed the allocations of purchase price and changed the bargain purchase from $906 million at September 30, 2009 to $929 million at December 31, 2009. The impact of adjustments made during the fourth quarter of 2009 had no material effect on net income (loss) previously reported.

  Due to the unique circumstances specific to our liquidity (as discussed throughout the 2009 Management's Discussion and Analysis of Financial Condition and Results of Operations), a significant drop in commodity prices during the fourth quarter of 2008 and a coincidental global credit crisis, IPIC acquired us at a bargain purchase. When coming to this conclusion, we considered comparative markers such as analysis prepared by IPIC's advisors during the transaction negotiations, our share price and enterprise value over the past several years, share price rebounds (from the announcement of the acquisition in February 2009 to the closing date in July 2009 and later) of our competitor group which we used as the market participant group for purposes of the valuation, estimated EBITDA multiples of the market participant group and comparable M&A transactions. We prepared a discounted cash flow analysis to determine our enterprise value and the fair value of equity. In the analysis, we estimated our cash flows for the period July 2009 through 2015 and determined a terminal value. The estimates of future cash flows were based on third party and our forecasts of future feedstock and product prices, operations, economic conditions and competitive environment. The terminal value was estimated using average estimated cash flows over a business cycle and a perpetuity growth assumption. A sensitivity analysis of significant estimates and key assumptions was also performed. The discount rates used in the analysis were based on the market participants' weighted average cost of capital. All of these comparative markers were considered indicators of fair value and used to substantiate that IPIC acquired us at a price significantly below fair value, therefore resulting in a bargain purchase. The discounted cash flow analysis of our future operational expectations was also used to establish the fair value of our assets and working capital items and the fair value of all other balance sheet accounts was assessed individually. The most significant of the other balance sheet accounts were long-term debt, deferred gains, pension assets and liabilities and future taxes, each of which is discussed below. As required by Canadian GAAP, before recognizing the bargain purchase, we reassessed that all assets acquired and liabilities assumed by IPIC were correctly identified and properly measured. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of our identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

  Acquired trade receivables

  The fair value of trade receivables acquired by IPIC on July 6, 2009 was $316 million ($332 million—gross contractual amounts receivable, less $16 million estimated contractual cash flows not expected to be collected).

  Intangible assets

  A thorough review of our business was conducted in order to identify any intangible assets. Included in the process to identify intangible assets was an examination of our public disclosure (2008 Annual Report, 2008 Annual Information Form, press releases, external website, investor relations presentations, etc.), a review of documents (purchase contracts, sales contracts, customer base, patents, trademarks, licenses, lease agreements, etc.), a review of our internal website and discussions with management. Potential intangible assets from lists compiled in CICA 1582, CICA 3064 and other accounting authorities were also considered. We had no intangible assets on the Consolidated Balance Sheet prior to the IPIC acquisition. Intangible assets that were determined to have a value that was immaterial were excluded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     IPIC ACQUISITION (Continued)

  The amount recognized for any identified intangible assets was determined by considering a variety of valuation approaches including market, income and cost approaches. The approach, in management's judgment, that was most appropriate to determine the value of the intangible asset was utilized.

  We identified intangible assets of $510 million which consisted of licenses and technology of $117 million, contracts of $376 million and software of $17 million. All identified intangible assets were determined by management to have finite lives and include licenses and technology with estimated remaining useful lives ranging from 10 to 20 years; contracts with estimated remaining useful lives ranging from 6 to 20 years; and software with estimated remaining useful lives ranging from 3 to 5 years. None of the identified intangible assets are expected to have a residual value at the end of their respective useful lives and are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the Successor period ended December 31, 2009 was $17 million.

  Unfavorable third-party contracts

  An unfavorable third party sales contract of $12 million was recorded at fair value and is being amortized on a straight-line basis over the remaining contract term of 10 years. Amortization for the Successor period ended December 31, 2009 was $1 million and is included in revenue.

  Property, plant and equipment

  PP&E was valued at depreciated replacement cost or when lower, the discounted cash flow value, and accumulated depreciation was reset to zero. PP&E are being amortized on a straight-line basis over the following estimated useful lives:

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

Balance sheet line item (millions of U.S. dollars)	Push-down adjustment increase (decrease)
Other non-current assets	$(65)
Accounts payable and accrued liabilities	7
Deferred credits and long-term liabilities	212

  Deferred taxes

  Deferred taxes have been recorded based on the statutory tax rate of the various tax jurisdictions to which the fair value adjustments are attributable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     IPIC ACQUISITION (Continued)

  Deferred gains

  Deferred gains represent amounts realized on the sale of certain investments and other long-term assets that were being amortized as adjustments to Feedstock and operating costs. IPIC did not assume any obligation at the close of the acquisition with respect to the deferred gain balances. Therefore, they were removed from the Consolidated Balance Sheet on July 6, 2009. The net adjustment that was required is as follows:

Balance sheet line item (millions of U.S. dollars)	Push-down adjustment (decrease)
Accounts payable and accrued liabilities	$(2)
Deferred credits and long-term liabilities	(70)

$(72)

  Long-term debt

  Our senior notes were valued based on market prices on July 6, 2009. The fair value adjustments for all other long-term debt were not material. We also removed all long-term debt transaction costs which were included in both Other non-current assets and Long-term debt on the Consolidated Balance Sheet. The discount recorded at July 6, 2009, is being accreted using the effective interest rate method and resulted in a charge to interest expense of $13 million in the Successor period.

5.     ACCOUNTS RECEIVABLE

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Trade(2)	$123	$80
Affiliate trade(2)	49	36

	172	116
Allowance for doubtful accounts(2)	(6)	(5)

	166	111
Trade accruals(2)	52	42
Recoverable taxes	12	6
Fair value of commodity-based derivatives(3)	2	6
Other(2)(4)	95	90

	327	255
Income taxes receivable	47	50

	$374	$305

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  Classified as loans and receivables. See Note 23.

  (3)
  Classified as held-for-trading. See Note 23.

  (4)
  2010 and 2009 includes a short-term note receivable of $94 million and $86 million, respectively, due from the special purpose entity associated with one of our accounts receivable securitization programs, see below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

5.     ACCOUNTS RECEIVABLE (Continued)

  ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

  We sell interests in certain trade accounts receivable pursuant to revolving securitization transactions in which we retain servicing responsibilities. The receivables are sold at a discount approximating the purchaser's financing cost of issuing commercial paper backed by the accounts receivable. We pay a fee on this same basis, plus a margin. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As the purchaser receives collections on the previously sold interests, new accounts receivable are sold by us to a maximum amount equal to the lesser of eligible receivables or the maximum amount of the programs which was $200 million at December 31, 2010 (2009—$130 million, 2008—$300 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates and other non-cash reductions).

  In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace the prior programs which were to expire in February 2010. The new programs expire in February 2012 and each allow for a maximum funding of $100 million. The programs in existence at December 31, 2010 are governed by the same financial covenants as the senior secured revolving credit facility (see Note 11). The programs in existence at December 31, 2009 were governed by the same financial covenants as the total return swap (see Note 11).

  Information regarding our securitization programs is as follows:

December 31 (millions of U.S. dollars, unless otherwise noted)	2010	2009	2008
Amount sold at end of year	$154	$122	$175
Loss, dilution and other reserves (as a % of eligible accounts receivable)	26%	35%	22%
Interest expense, net of servicing fees	$7	$7	$10

  One of our securitization programs involves the use of a special purpose entity ("SPE"). In that program, we sell certain trade accounts receivable to the SPE, which then sells interests in such receivables to a purchaser. The SPE is legally separate from us. The assets of the SPE (including the receivables transferred to it) are not available to our creditors, and the transferred receivables are legally not our asset.

  Information regarding the cash flows between us and the SPE are as follows:

December 31 (millions of U.S. dollars)	2010	2009	2008
Proceeds from (repayment of) new securitizations	$35	$(21)	$(44)
Proceeds from collections reinvested in revolving period securitizations(1)	$1,142	$671	$1,809
Servicing fees received(2)	$2	$1	$2
Other cash flows received(3)	$1,032	$661	$538

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

6.     INVENTORIES

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Materials and supplies	$29	$28
Raw materials	159	274
Finished goods	262	192

	$450	$494

Year ended December 31 (millions of U.S. dollars)	2010	2009 Restated(1)	2008 Restated(1)
Cost of inventories included in Feedstock and operating costs and Depreciation and amortization(2)	$3,448	$2,326	$5,046

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  Refer to accounting policy on Inventories in Note 2.

  In 2008, there were significant decreases in the prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at our Corunna facility. As a result, Corunna's commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory were written down to their estimated net realizable values, and a charge of $128 million was recorded in Feedstock and operating costs in 2008.

7.     INTANGIBLES

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Software	$22	$17
Contracts	375	375
Licenses and technology	117	117

	514	509
Accumulated amortization	(49)	(17)

	$465	$492

  (1)
  Restated for discontinued operations. See Note 3.

8.     OTHER NON-CURRENT ASSETS

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Investments(2)	$21	$28
Advances receivable from affiliate(3)(4)	49	60
Other assets(5)	17	33

	$87	$121

Restricted cash(6)	$85	$—

  (1)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

8.     OTHER NON-CURRENT ASSETS (Continued)

  (2)
  Includes an investment of $15 million (2009—$15 million) in an affiliated SPE with respect to the accounts receivable securitization program described in Note 5. Also includes a $5 million (2009—$12 million) investment in sEnergy, an insurance pool for business interruption, classified as available-for-sale securities with no published market price and recorded at cost and other miscellaneous investments classified as available-for-sale securities with no published market price and recorded at cost. During 2010, we received $7 million for a portion of our investment in sEnergy. In February 2011, sEnergy was dissolved and we received $5 million, which represented the remaining amount of our investment.

  (3)
  2010 and 2009 includes $47 million and $58 million, respectively, of unsecured notes receivable, bearing interest at 4.5% per annum and due in November 2012. $0 million (2009—$5 million) of the advance is subordinated to certain notes receivable.

  (4)
  Classified as loans and receivables. See Note 23.

  (5)
  See schedule of other assets below.

  (6)
  Restricted cash of $85 million secures a bond related to Dow Chemical patent litigation. See Note 21.

  OTHER ASSETS

  Other assets are comprised of the following:

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Note receivable(2)(3)	$5	$13
Fair value of commodity-based derivatives(4)	2	12
Other assets and deferred costs	10	8

	$17	$33

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  At December 31, 2010, the note is net of an allowance of $8 million for which the impairment charge is included in Selling, general and administrative expenses on the 2010 Consolidated Statement of Income (Loss).

  (3)
  Classified as loans and receivables. See Note 23.

  (4)
  Classified as held-for-trading. See Note 23.

  JOINT VENTURES

  INEOS NOVA JOINT VENTURE

  On October 1, 2005, we contributed our European styrenic polymer assets, comprised of manufacturing facilities, accounts receivable and inventory, to the NOVA Innovene joint venture with Innovene (now INEOS) in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from our contributed plants and INEOS' contributed plants. We accounted for our contribution to the joint venture as an exchange of 50% of our contributed non-monetary productive assets for a 50% interest in similar productive assets of INEOS. Consequently, the exchange was recorded at the carrying value of the assets given up, with no gain or loss recognized.

  On October 1, 2007, we expanded the existing 50:50 European joint venture with INEOS (renamed INEOS NOVA joint venture), to include our STYRENIX assets and other North American styrenic polymer assets and INEOS' North American styrene monomer and styrenic polymer assets. We contributed our STYRENIX property, plant and equipment with a book value of $250 million and other North American styrenic polymer assets and working capital with a book value of $150 million to the joint venture in exchange for a 50% interest in the joint venture. The joint venture produces styrene and styrenic polymers from our contributed plants and INEOS' contributed plants. The exchange of 50% of our contributed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

8.     OTHER NON-CURRENT ASSETS (Continued)

  non-monetary productive assets for a 50% interest in similar assets of INEOS was recorded at the carrying value of the assets given up, with no gain or loss recognized.

  On October 31, 2010, we entered into an agreement with an affiliate of INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our pension liabilities by $11 million in December 2010.

  The sale closed on February 28, 2011. At closing, we received approximately €47 million. This amount does not represent our final net proceeds from the sale, because pension liabilities were estimated as of closing and the final determination of these liabilities is not expected to be completed until the second quarter of 2011, at which time the proceeds will be adjusted. While we cannot determine the final net proceeds of the sale as of the date of the Consolidated Financial Statements, we do not expect to record a material gain or loss related to this transaction. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented (see Note 3).

  Prior to the expansion of the INEOS NOVA joint venture, we sold to the European joint venture 50% of its styrene monomer requirements and certain styrenic polymer products for distribution in Europe.

  Subsequent to expanding the INEOS NOVA joint venture, we sell benzene and ethylene to the joint venture for use in manufacturing styrene monomer. During 2010, 2009, and 2008, we recognized revenues of $269 million, $137 million and $328 million, respectively, from the sale of these products to the joint venture.

  Through February 28, 2011, we provided a guarantee up to $25 million to a financial institution to secure various obligations of the INEOS NOVA joint venture.

  On March 24, 2010, we entered into an agreement with Reliance Industrial Investments & Holdings Limited to form a 50:50 joint venture in India known as Reliance Innovative Building Solutions Private Limited. The joint venture focus is on the building and construction markets. The joint venture plans to leverage our green building and construction technology to design, engineer and build a range of high-efficiency structures for the Indian sub-continent. This business is included in SYNTHEON and is currently classified as held for sale, see Note 3.

  In 2006, we formed a 50:50 joint venture with Dietrich Metal Framing (a Worthington Industries company) called Accelerated Building Technologies, LLC ("ABT"). This business develops and manufactures durable, energy-saving composite construction products and systems using our expandable polystyrene ("EPS") technology and steel. Each party contributed cash and/or equipment of $1 million to form the joint venture. During 2009, we acquired Dietrich's 50% interest in ABT for minimal consideration. This business is included in SYNTHEON and is currently classified as held for sale, see Note 3.

  On October 1, 2005, the Corporation and Grupo IDESA commenced operations of a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture develops, manufactures and markets products and systems such as insulating concrete forms for the Mexican building and construction market. The joint venture previously marketed EPS for construction and packaging applications in the growing Mexican market. The EPS was manufactured at a Grupo IDESA facility. In January 2011, the parties agreed that the joint venture would no longer market EPS and would focus on its products and systems for building and construction applications. This business is included in SYNTHEON and is currently classified as held for sale, see Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

8.     OTHER NON-CURRENT ASSETS (Continued)

  In addition to its interests in recently formed joint ventures, we own a 50% interest in the Joffre E3 ethylene plant and a 20% interest in a cogeneration facility located at Joffre, Alberta. These are accounted for as joint assets. On July 2, 2009, we disposed of our interest in LRM Industries, LLC (a 50:50 joint venture with Envirokare Composite Corp., a subsidiary of Envirokare Tech Inc.) and recognized a gain of $6 million.

  The following is summarized financial information for our interests in joint ventures (both jointly controlled assets and jointly controlled entities):

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Revenue	$1,878	$779	$644	$2,393
Operating expenses, depreciation and income taxes	(1,760)	(742)	(614)	(2,387)

Net income	$118	$37	$30	$6

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Current assets	$383	$283
Plant, property and equipment and other assets	1,020	1,096
Current liabilities	(254)	(166)
Long-term liabilities	(24)	(125)

Venturers' equity	$1,125	$1,088

  (1)
  Restated for the allocation of contract intangible assets recognized under push-down accounting for the IPIC acquisition.

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Cash inflows (outflows) from:
Operating activities	$65	$10	$(13)	$150
Financing activities	$—	$(1)	$—	$(8)
Investing activities	$(37)	$17	$(12)	$(22)

  The following is summarized financial information for our interests in jointly controlled entities:

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Revenue	$1,514	$624	$526	$1,874
Operating expenses, depreciation and income taxes	(1,476)	(628)	(514)	(1,998)

Net income (loss)	$38	$(4)	$12	$(124)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

8.     OTHER NON-CURRENT ASSETS (Continued)

December 31 (millions of U.S. dollars)	2010	2009
Current assets	$314	$242
Plant, property and equipment and other assets	2	38
Current liabilities	(241)	(138)
Long-term liabilities	—	(106)

Venturers' equity	$75	$36

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Cash inflows (outflows) from:
Operating activities	$47	$5	$(14)	$(11)
Financing activities	$—	$—	$—	$—
Investing activities	$(18)	$21	$(9)	$(21)

9.     PROPERTY, PLANT AND EQUIPMENT

December 31 (millions of U.S. dollars)	2010(1)	2009 Restated(1)(2)
Plant and equipment	$3,679	$3,514
Assets under capital lease	6	6
Land	44	44
Assets under construction(3)	71	98

	3,800	3,662
Accumulated depreciation(4)	(344)	(109)

	$3,456	$3,553

  (1)
  See Note 11 for discussion of the collateral provided under our senior secured revolving credit facility.

  (2)
  Restated for discontinued operations. See Note 3.

  (3)
  Assets under construction are not depreciated until they are available for commercial production.

  (4)
  Accumulated depreciation for plant and equipment at December 31, 2010, was $343 million (December 31, 2009—$109 million). Accumulated depreciation for assets under capital lease at December 31, 2010, was $1 million (December 31, 2009—$0 million).

  In connection with the IPIC acquisition, we applied push-down accounting as described in Note 4, and the carrying value of PP&E was adjusted to its fair value of $3,602 million on July 6, 2009. Based on current assets values and expected future cash flows we concluded that the carrying value of PP&E as of December 31, 2010, in the Olefins/Polyolefins business unit and the INEOS NOVA Joint Venture segment, was appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

  Although the Performance Styrenics segment continues to add new packaging applications for items such as televisions and computer equipment, demand has not materialized as expected due to poor economic conditions and increasing pricing pressure on the packaged applications which resulted in lower sales volumes during 2010. Accordingly, during the fourth quarter of 2010, management determined that the carrying value of certain assets within our Performance Styrenics segment were greater than the estimated future cash flows. These assets' carrying value at December 31, 2010 prior to write-down was $26 million. The fair value was estimated to be $6 million. Thus, the assets were written down to their estimated fair value, resulting in an impairment charge of $20 million ($20 million after-tax) during 2010. The impairment charge is included in Restructuring charges on the Consolidated Statements of Income (Loss).

  The write-down will reduce future depreciation charges in the Performance Sytrenics segment by approximately $2 million per year from 2011 to approximately 2019.

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Accounts payable
Trade(2)	$280	$365
Accrued taxes	5	4
Other(2)	48	32

	333	401

Accrued liabilities
Interest(2)	30	32
Pension and post-retirement benefit obligations (Note 19)	49	16
Income taxes payable	67	6
Fair value of commodity-based derivatives(3)	2	—
Advances and notes due to affiliate(2)	22	—
Trade accruals and other accrued liabilities(2)	76	100

	246	154

	$579	$555

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  Classified as other financial liabilities. See Note 23.

  (3)
  Classified as held-for-trading. See Note 23.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   LONG-TERM DEBT

		2010		2009
December 31 (millions of U.S. dollars, unless otherwise noted)	Maturity	Amount	Weighted- average year-end interest rate	Amount	Weighted- average year-end interest rate
Revolving credit facilities(1)	2011 - 2015	$—	—	$—	—
Unsecured debentures and notes(1)(2)	2012 - 2025	1,501	6.7%	1,709	6.9%
Preferred shares(1)(3)	2010	—	—	75	5.2%
Other unsecured debt(4)	2011 - 2020	40	4.9%	40	4.6%

		1,541		1,824
Less amounts due within one year		(10)		(312)

		$1,531		$1,512

  (1)
  Classified as other financial liabilities. See Note 23.

  (2)
  On July 6, 2009, in connection with push-down accounting for the IPIC acquisition (see Note 4), these notes were recorded at their then market prices. The related discounts recorded on July 6, 2009 are being accreted using the effective interest rate method.

  (3)
  On March 31, 2010, the $75 million total return swap terminated and was repaid using cash-on-hand. The associated Series A preferred shares of our subsidiary, NOVA Chemicals Inc., were returned to NOVA Chemicals Inc. and cancelled.

  (4)
  Composed primarily of non-recourse joint venture secured debt (2010—$20 million and 2009—$17 million), whereby security is limited to our net investment in the Joffre co-generation joint venture; obligations under capital leases (2010—$10 million at 2.51% and 2009—$13 million at 2.48%); and the Advanced Manufacturing Investment Strategy Loan for Cdn$10 million drawn in November 2009 with a maturity date of December 1, 2019 (2010—$10 million and 2009—$10 million). The non-recourse joint venture debt and the Advanced Manufacturing Investment Strategy Loan are classified as other financial liabilities. See Note 23.

  UNSECURED DEBENTURES AND NOTES

  The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with our other unsecured and unsubordinated debt.

  Terms of the outstanding unsecured debentures and notes are as follows:

December 31 (millions of U.S. dollars, unless otherwise noted)	Face amount	Stated interest rate
			2010	2009
Maturity
2010(1)	$239	7.85%	$—	$234
2012(2)	$400	6.5%	389	378
2013(2)	$400	Floating(3)	355	342
2016(2)	$350	8.375%	341	340
2019(2)	$350	8.625%	340	339
2025(2)	$100	7.875%	76	76

			$1,501	$1,709

  (1)
  We repaid the Cdn$250 million 7.85% notes using cash-on-hand on August 30, 2010. Foreign currency swaps entered into in 2010 to lock in this payment at U.S.$237 million also settled on August 30, 2010.

  (2)
  Callable at our option at any time.

  (3)
  LIBOR + 3.125%; 3.57% at December 31, 2010 (3.60% at December 31, 2009).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   LONG-TERM DEBT (Continued)

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

  On July 3, 2009, IPIC provided us with an additional $200 million credit facility with substantially the same terms and conditions as the Backstop Facility to enable us to complete certain inter-company pre-closing reorganization transactions. We drew the full $200 million available under this credit facility on July 3, 2009 and, subsequent to the closing of the IPIC acquisition on July 6, 2009, repaid the $200 million credit facility and IPIC's holding company subscribed for $200 million of our common stock. We then repaid the $150 million outstanding under the Backstop Facility and IPIC's holding company subscribed for an additional $150 million of our common stock.

  Related accrued interest and fees totaling $17 million ($12 million after-tax) on the $200 million credit facility and the Backstop Facility were forgiven by IPIC and reclassified to Contributed surplus (see Note 4).

  In October 2009, we issued $350 million of 8.375% senior notes due 2016 ("unregistered 2016 Notes") and $350 million of 8.625% senior notes due 2019 ("unregistered 2019 Notes") in a transaction exempt from registration under the Securities Act of 1933, as amended. On May 12, 2010, we completed an exchange offer, which resulted in $345 million of the unregistered 2016 Notes and $344.7 million of the unregistered 2019 Notes being exchanged for the same amount of registered and freely tradable 2016 and 2019 Notes.

  On March 20, 2010, $95 million of our undrawn bilateral credit facilities expired and were not extended.

  On August 30, 2010, we repaid our Cdn$250 million 7.85% notes using cash-on-hand. Foreign currency forwards, entered into in January 2010, to lock in this payment at U.S.$237 million also settled on August 30, 2010.

  CREDIT FACILITIES

  During 2010, we amended our senior secured revolving credit facility to extend the maturity date one year to November 17, 2013 and increase the size from $350 million to $425 million. In addition, we entered into a new $100 million senior unsecured bilateral credit facility, which expires on September 20, 2015. Accordingly, as of December 31, 2010, we have the following four revolving credit facilities totaling $695 million (of which $19 million is utilized as of December 31, 2010):

•
$425 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on November 17, 2013;

•
$100 million senior unsecured bilateral credit facility, which expires on March 20, 2011;

•
$70 million senior unsecured bilateral credit facility ($30 million which expires on September 20, 2011 and $40 million which expires on September 20, 2013); and

•
$100 million senior unsecured bilateral credit facility, which expires on September 20, 2015.

  As of December 31, 2009, we had four revolving credit facilities totaling $615 million in borrowing capacity and had utilized $51 million of the facilities. These facilities included:

•
$350 million senior secured revolving credit facility provided by a syndicate of lenders, which was to mature on November 17, 2012;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   LONG-TERM DEBT (Continued)

•
$65 million senior unsecured bilateral credit facility, which expired on March 20, 2010 and was not extended;

•
$100 million senior unsecured bilateral credit facility, which expires on March 20, 2011; and

•
$100 million senior unsecured bilateral credit facility ($30 million of which expired on March 20, 2010 and was not extended, $30 million which expires on September 20, 2011 and $40 million which expires on September 20, 2013).

  The indentures governing our public debt allow for debt up to 10% (15% for the 2016 and 2019 notes) of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below the applicable threshold, availability of the $425 million senior secured revolving credit facility will be reduced proportionately. As of December 31, 2010, we had full availability of the $425 million (2009—$350 million) senior secured revolving credit facility.

  $2.3 billion (2009—$2.3 billion) in net book value of assets in Canada, including real estate, is pledged as collateral for the $425 million (2009—$350 million) senior secured revolving credit facility. The remaining credit facilities are unsecured.

  COVENANTS

  At December 31, 2010, our senior secured revolving credit facility and our accounts receivable securitization programs are governed by the following financial covenants, which require quarterly compliance:

•
a maximum senior debt to cash flow ratio of 3:1; and

•
a debt to capitalization ratio not to exceed 60%.

  The table below shows our actual financial covenant ratios as of the end of each quarter during 2010.

	2010
	Q1	Q2	Q3	Q4
Senior debt-to-cash flow ratio	0.40	0.29	0.25	0.20
Debt-to-capitalization ratio	49.5	44.1	43.4	41.7

  At December 31, 2009, our $350 million senior secured revolving credit facility, the total return swap and our accounts receivable securitization programs required a minimum consolidated cash flow of not less than $50 million. We were in compliance with this covenant at December 31, 2009.

  STANDBY LETTER OF CREDIT FACILITY

  On November 19, 2010, we entered into an uncommitted revolving standby letter of credit and/or guarantee facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility. The facility has a limit of $60 million and is supported by an account performance security guarantee issued by Export Development Canada. The facility is only available for issuance of standby letters of credit (and/or guarantees) by the bank on our behalf. At closing, we transferred certain existing standby letters of credit in an aggregate amount of approximately Cdn$26 million that were issued by the bank on our behalf under our senior secured revolving credit facility to this facility. As of December 31, 2010, we have utilized $26 million of this facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   LONG-TERM DEBT (Continued)

  SERIES A PREFERRED SHARES AND TOTAL RETURN SWAP

  We had entered into a total return swap with respect to the Series A preferred shares of our subsidiary, NOVA Chemicals Inc. The equity notional amount of the total return swap was $75 million as of December 31, 2009. We allowed the total return swap to terminate in accordance with its terms on March 31, 2010 and repaid the equity notional amount of $75 million. The associated Series A preferred shares were returned to NOVA Chemicals Inc. and cancelled.

  REPAYMENT REQUIREMENTS

  Repayment requirements in respect of long-term debt are as follows:

(millions of U.S. dollars)
2011	$10
2012	401
2013	402
2014	3
2015	2
Thereafter	822

$1,640

  INTEREST EXPENSE

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor
Interest on long-term debt	$159	$68	$73	$126
Interest on bank loans, securitizations and other	30	19	23	35

	189	87	96	161
Interest capitalized during plant construction	—	(1)	—	—
Interest income	(6)	(3)	(4)	(12)

	$183	$83	$92	$149

  (1)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

12.   DEFERRED CREDITS AND LONG-TERM LIABILITIES

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Long-term liabilities
Pension and post-retirement benefit obligations (Note 19)	$242	$292
Reserve for Dow patent litigation (Note 21)	92	—
Notes payable(2)	—	12
Asset retirement obligations (Note 20)	47	37
Other long-term liabilities(2)	38	25

	$419	$366

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  Classified as other financial liabilities. See Note 23.

13.   COMMON SHARES

  SHARES RESERVED FOR FUTURE ISSUE

December 31 (number of shares)	2010	2009	2008
Under the employee incentive stock option plan(1)(2)	—	—	7,078,735
Under the director compensation plan(1)	—	—	47,800

	—	—	7,126,535

  (1)
  At the closing of the IPIC transaction (see Note 1), the employee incentive stock option plan and the director compensation plan were terminated. There were no options outstanding at December 31, 2010 and 2009.

  (2)
  Prior to July 6, 2009, a total of 13 million common shares were approved by shareholders for issuance under the employee incentive stock option plan.

  SHAREHOLDER RIGHTS PLAN

  In May 1999, our shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remained attached to the shares and were not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals' common shares or until a person acquired 20% or more of NOVA Chemicals' common shares. The rights plan expired in May 2009.

14.   STOCK-BASED COMPENSATION

  We had three cash-settled stock-based compensation plans (the Equity Appreciation Plan, the Restricted Stock Unit Plan and the Deferred Share Unit Plans) and an employee incentive stock option plan that were all terminated at closing of the IPIC Transaction (see Note 1). Outstanding units of these plans were cancelled and the restricted share units and deferred share units were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million.

  EMPLOYEE INCENTIVE STOCK OPTION PLAN

  Prior to July 6, 2009, we could grant options to employees for up to 13 million common shares. Options were exercisable based on our NYSE common share price on the date of grant or the closing market price

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   STOCK-BASED COMPENSATION (Continued)

  on the TSX. Options were permitted to be exercised over a 10-year period, and generally 25% of the options vested at the grant date with further vesting of 25% in each of the next three years.

  All options granted since January 1, 2002, were accounted for using the fair-value method. The fair value of stock options were expensed over their vesting period and reflected in earnings as the related services were provided, with a corresponding amount recorded to Contributed surplus. On exercise of options for common shares, amounts previously recorded to Contributed surplus for compensation costs were transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to Contributed surplus for compensation costs were transferred to Reinvested earnings (deficit). We used the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

  Options could be settled by issuance of common shares or retired, whereby the option premium (the differential between the market price and the exercise price) was paid in cash. Amounts paid were recorded as a charge to Reinvested earnings (deficit), net of related tax benefits. Options were also permitted to be settled periodically as share appreciation rights ("SARs"), whereby the option premium was settled by issuance of common shares. Options settled by issuance of shares were cancelled, whereas options settled by other means were returned to the unallocated pool of options available for issue.

  A summary of the employee incentive stock option plan for options based on TSX pricing, as of July 5, 2009 and December 31, 2008, and changes during the periods then ended is presented below:

	Period from Jan. 1–July 5, 2009		Year ended Dec. 31, 2008
	Options	Weighted- Average Exercise Price (Cdn$)	Options	Weighted- Average Exercise Price (Cdn$)
Outstanding at beginning of period	2,544,533	$30.58	2,826,041	$30.47
Granted	—	—	122,700	$28.21
Exercised—settled in shares	—	—	(105,197)	$26.05
Exercised—retired for cash	—	—	(18,921)	$25.57
Exercised—settled as SARs(1)	—	—	(10,594)	$26.35
Cancelled	(2,544,533)	$30.58	(269,496)	$30.60

Outstanding at end of period	—	$—	2,544,533	$30.58

Exercisable at end of period	—	$—	2,367,886	$30.39

  (1)
  In 2009, no shares were issued to settle options exercised as SARs (2008—1,164).

  All years presented are for the Predecessor periods. There were no stock options granted, exercised or cancelled in the Successor period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   STOCK-BASED COMPENSATION (Continued)

  A summary of the employee incentive stock option plan, for options based on NYSE pricing, as of July 5, 2009 and December 31, 2008, and changes during the periods then ended is presented below:

	Period from Jan. 1-July 5, 2009		Year ended Dec. 31, 2008
	Options	Weighted- Average Exercise Price (U.S. $)	Options	Weighted- Average Exercise Price (U.S. $)
Outstanding at beginning of period	1,296,826	$37.47	1,228,526	$38.16
Granted	—	—	97,650	$27.89
Cancelled	(1,296,826)	$37.47	(29,350)	$34.50

Outstanding at end of period	—	$—	1,296,826	$37.47

Exercisable at end of period	—	$—	1,023,873	$38.87

  All periods presented are for the Predecessor periods. There were no stock options granted, exercised or cancelled in the Successor period.

  In 2009 and 2008, we recognized total compensation cost of $0 million and $2 million, respectively, for stock-based employee compensation awards.

  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted:

Weighted-Average Assumptions	Period from Jan. 1-July 5, 2009	2008
Expected dividend yield (%)	—	1.4
Expected volatility (%)	—	32.5
Risk-free interest rate (%)	—	3.0
Expected life (years)	—	4.0
Fair value of options granted during the year	$—	$6.6

  In 2009, only restricted stock units were awarded to employees.

  EQUITY APPRECIATION PLAN

  Prior to July 6, 2009, we could grant equity appreciation units to employees. The redemption price of a unit was determined by the closing market price on the NYSE of our common shares on the date of grant. Units could be redeemed for cash over a 10-year period, and generally 25% of the units vested at the grant date with further vesting of 25% in each of the next three years. In accordance with EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, the stock-based compensation expense was accelerated for units granted to employees who were eligible for retirement at the grant date or would have been eligible before the end of the vesting period. The value of a unit on the redemption date was the difference between the closing price of our common shares on that date and the redemption price.

  At December 31, 2009, there were no outstanding units.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   STOCK-BASED COMPENSATION (Continued)

  A summary of the equity appreciation plan as of July 5, 2009 and December 31, 2008, and changes during the periods then ended is presented below:

	Period from Jan. 1-July 5, 2009		Year ended Dec. 31, 2008
	Units	Weighted- Average Redemption Price (U.S.$)	Units	Weighted- Average Redemption Price (U.S.$)
Outstanding at beginning of period	2,560,677	$22.05	2,574,352	$22.08
Redeemed	—	—	(1,250)	$17.42
Cancelled	(2,560,677)	$22.05	(12,425)	$27.90

Outstanding at end of period	—	$—	2,560,677	$22.05

Exercisable at end of period	—	$—	2,560,677	$22.05

  All periods presented are for the Predecessor periods. There were no equity appreciation units granted, exercised or cancelled in the Successor period.

  RESTRICTED STOCK UNIT PLAN

  The Restricted Stock Unit Plan was a phantom stock plan wherein the value of a restricted stock unit ("RSU") was determined by the value of our common shares on the vesting date and was paid to employees in cash or open market shares at our discretion. The value of an RSU was determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. Generally, the units vested and proceeds were distributed three years from the grant date. The value of any common share dividends declared during the vesting period was credited to each RSU account. The value of the RSUs was expensed over the vesting period and was marked to market. In accordance with EIC 162, the stock-based compensation expense was accelerated for units granted to employees who were eligible for retirement at the grant date or would have been eligible before the end of the vesting period.

  A summary of the Restricted Stock Unit Plan as of July 5, 2009 and December 31, 2008, and changes during the periods then ended is presented below:

	Period from Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
Restricted Stock Units	Units	Units
Outstanding at beginning of period	1,498,521	994,980
Granted	3,750,661	702,911
Dividend equivalents credited	89,682	26,504
Redeemed	(5,324,294)	(223,182)
Cancelled	(14,570)	(2,692)

Outstanding at end of period	—	1,498,521

  All periods presented are for the Predecessor periods. There were no RSUs granted, exercised or cancelled in the Successor period.

  The mark-to-market liability for the Restricted Stock Unit Plan plan was $0 million at December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   STOCK-BASED COMPENSATION (Continued)

  We entered into forward transactions with the intent to effectively neutralize the mark-to-market impact of the Equity Appreciation Plan and the Restricted Stock Unit Plan. See Note 23.

15.   DEFERRED SHARE UNIT PLANS

  Under our Deferred Share Unit Plans ("DSUPs"), key employees and non-employee directors could elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively, in deferred share units ("DSU's").

  The amount of the management incentive award that a key employee elected to have participate in the DSUP would be converted to an equivalent number of DSU's based on the average closing price, on the TSX for Canadian employees and on the NYSE for U.S. employees, of our common shares for the last five consecutive trading days of the month of December prior to the performance period.

  The amount of fees that a non-employee director elected to have participate in the DSUP would be converted to an equivalent number of DSU's based on the average closing price, on the TSX or NYSE, of our common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees were earned. The DSU's were redeemable upon retirement, departure or termination.

  These plans were terminated at closing of the IPIC Transaction (see Note 1).

  A summary of the DSUP as of July 5, 2009 and December 31, 2008, and changes during the periods then ended is presented below:

	Period from Jan. 1-July 5, 2009		Year ended Dec. 31, 2008
Employee Deferred Share Units	Units	Weighted- Average Price (U.S.$)	Units	Weighted- Average Price (U.S.$)
Outstanding at beginning of period	576,924	$4.58	564,701	$21.42
Earned	31,290	$5.95	12,223	$20.94
Redeemed	(608,214)	$6.00	—	$—

Outstanding at end of period	—	$—	576,924	$4.58

  All periods presented are for the Predecessor periods. There were no DSU's earned or redeemed in the Successor period.

	Period from Jan. 1-July 5, 2009		Year ended Dec. 31, 2008
Non-Employee Directors Deferred Share Units	Units	Weighted- Average Price (U.S.$)	Units	Weighted- Average Price (U.S.$)
Outstanding at beginning of period	165,892	$4.60	117,427	$31.73
Earned	26,730	$6.00	48,465	$12.14
Redeemed	(192,622)	$6.00	—	$—

Outstanding at end of period	—	$—	165,892	$4.60

  All periods presented are for the Predecessor periods. There were no DSU's earned or redeemed in the Successor period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

15.   DEFERRED SHARE UNIT PLANS (Continued)

  The liability for the DSUPs was $0 million at December 31, 2009.

16.   RESTRUCTURING CHARGES

  2010 Successor

  Restructuring charges consisted of $20 million ($20 million after-tax) related to impairment charges on assets within the Performance Styrenics segment (see Note 9).

  2009 Successor

  From July 6 to December 31, 2009, we recorded restructuring charges of $22 million before-tax ($17 million after-tax) related to the following:

•
$21 million of severance and other employee related costs due to restructuring in the Corporate segment and Olefins/Polyolefins business unit; and

•
$1 million additional related to exiting the DYLARK® engineering resin business.

  2009 Predecessor

  From January 1 to July 5, 2009, we recorded restructuring charges of $41 million before-tax ($41 million after-tax) related to the following:

•
$10 million of severance and other employee related costs due to restructuring activities in the Performance Styrenics segment; and

•
$31 million related to our decision to exit the DYLARK engineering resin business. The restructuring charge included a $17 million impairment charge related to the DYLARK resin business unit assets; $3 million for severance and other employee related costs; and $11 million of other related exit costs.

  As of December 31, 2010, substantially all of the severance costs due to restructuring activities during 2009 across the Corporation have been paid to employees.

  2008

  In 2008, we recorded restructuring charges of $32 million before-tax ($28 million after-tax) related to the following:

•
$17 million impairment charge related to certain joint venture and equity investments;

•
$9 million related to costs incurred for capital projects which were not pursued; and

•
$6 million related to restructuring charges for actions taken to reduce costs, including the elimination of information technology positions in North America, substantially all of which have been paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

17.   OTHER (LOSSES) GAINS

	Year ended Dec. 31, 2010		July 6-Dec. 31, 2009 Restated(1)		Jan. 1-July 5, 2009 Restated(1)		Year ended Dec. 31, 2008 Restated(1)
(millions of U.S. dollars)	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax
	Successor				Predecessor
Dow Chemical patent litigation(2)	$(95)	$(68)	$—	$—	$—	$—	$—	$—
Insurance claim(3)	45	32	—	—	—	—	—	—
Other	(4)	(3)	—	—	6	6	(1)	(1)

	$(54)	$(39)	$—	$—	$6	$6	$(1)	$(1)

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  In 2010, we recognized a loss of $95 million ($68 million after-tax) related to a jury's verdict that we infringed Dow Chemical's patents, resulting in awarded damages in the amount of $61.8 million, plus interest of $14.3 million, as well as amounts based on sales of alleged infringing grades of SURPASS® polyethylene film resins plus interest of $16 million and other related costs of $3 million. See Note 21.

  (3)
  In 2010, we recognized a $45 million gain ($32 million after-tax) related to an arbitration award resulting from an insurance claim involving our Corunna facility that dated back to 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   INCOME TAXES

  Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory Income tax rates to Income (loss) before income taxes as shown in the following table:

(millions of U.S. dollars, except as noted)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor
Income (loss) from continuing operations before income taxes	$353	$16	$(297)	$34
Statutory income tax rate	28.0%	29.0%	29.0%	29.5%

Computed income tax expense (recovery)	99	5	(86)	10
Increase (decrease) in taxes resulting from:
Permanent difference on capital gains and losses	6	—	8	—
Lower (higher) effective foreign tax rates	2	3	2	(4)
Income tax rate adjustments(2)	—	(22)	—	—
Increase (decrease) in valuation allowance(3)	6	(9)	14	(8)
Permanent difference on foreign exchange gains and losses(4)	—	—	—	(56)
(Reduction) increase in tax reserve(5)	(3)	22	—	(20)
Other	10	8	—	7

Income tax expense (recovery)	$120	$7	$(62)	$(71)

Current income tax expense (recovery)	$93	$22	$(70)	$57
Future income tax expense (recovery)	27	(15)	8	(128)

Income tax expense (recovery)	$120	$7	$(62)	$(71)

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  In 2009, Ontario enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $22 million. These benefits have been recorded as a reduction of income tax expense.

  (3)
  The tax benefit of certain costs have not been recorded due to the uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S. and Switzerland.

  (4)
  As a result of the change in functional currency on October 1, 2008 (see Note 23), we recorded $111 million of income primarily related to foreign exchange. This amount is not taxable, therefore, income taxes are $25 million lower than would be expected. In addition to this, foreign exchange losses will be recorded for tax purposes that are not recorded for book purposes, resulting in a tax benefit of $31 million.

  (5)
  We have a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. We assess this reserve from time to time for adequacy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   INCOME TAXES (Continued)

  The following table outlines the principal temporary differences comprising the future income tax assets:

(millions of U.S. dollars)	2010	2009 Restated(1)
Investment tax credits	$63	$57
Reserves not currently deductible	2	2
Other	—	2

Future income tax asset	$65	$61

  (1)
  Restated for discontinued operations. See Note 3

  The following table outlines the principal temporary differences comprising the future income tax liabilities:

(millions of U.S. dollars)	2010	2009 Restated(1)
Basis difference in plant and equipment	$(858)	$(866)
Unrealized foreign exchange gains (losses)	—	6
Reserves not currently deductible	69	40
Losses available to be carried forward	155	113
Other	(69)	(9)
Valuation allowance	(134)	(94)

Future income tax liability	$(837)	$(810)

  (1)
  Restated for discontinued operations. See Note 3.

  At December 31, 2010, we had U.S. Federal net operating loss carryforwards (NOL's) of $131 million. The U.S. NOL's will begin to expire in 2021 and fully expire in 2029. In addition, we have $350 million of NOL's in Switzerland, with expiration dates from 2011 to 2016.

  We have a valuation allowance and a tax reserve to provide for uncertain tax positions. A valuation allowance is used where it is uncertain that the recorded tax benefit can be utilized in the future. Our valuation allowance primarily relates to our ability to utilize tax loss carry-forwards. The allowance of $134 million at December 31, 2010 ($94 million at December 31, 2009), was increased by $40 million in 2010, was reduced by $205 million in 2009, and increased by $41 million in 2008. The allowance primarily relates to losses in the U.S. A tax reserve is used to provide for potential tax liabilities associated with possible disputes with tax authorities. During 2010, the reserve was decreased by $3 million. During 2009, the reserve was increased by $22 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   INCOME TAXES (Continued)

  The following table outlines the income tax expense (recovery) arising from Canadian and Foreign operations:

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor
Income (loss) from continuing operations before income taxes
Canadian	$362	$57	$(233)	$6
Foreign	(9)	(41)	(64)	28

	$353	$16	$(297)	$34

Current income tax expense (recovery)
Canadian	$82	$19	$(71)	$55
Foreign	11	3	1	2

	$93	$22	$(70)	$57

Future income tax expense (recovery)
Canadian	$32	$(1)	$5	$(131)
Foreign	(5)	(14)	3	3

	$27	$(15)	$8	$(128)

Total income tax expense (recovery)	$120	$7	$(62)	$(71)

  (1)
  Restated for discontinued operations. See Note 3.

19.   EMPLOYEE FUTURE BENEFITS

  PENSION PLANS

  We sponsor both defined benefit and defined contribution pension arrangements.

  Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. One plan has provisions whereby the benefits are related to career average salaries. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all significant plans in the United States and one plan in Canada was as of December 31, 2010 and as of December 31, 2008 for the other Canadian plan.

  Plan assets are measured at fair value while pension obligations are discounted using current yield rates of high quality corporate bonds with terms to maturity that approximate the duration or projected cash flows of our pension liabilities. The plans' assets consist of publicly traded equity and fixed income securities or units of publicly traded pooled or mutual funds. We use a measurement date of December 31 for our pension and post-retirement plans.

  In accordance with push-down accounting requirements (see Note 4), accrued pension benefit assets and obligations were calculated using best estimate assumptions and all plan assets were valued at fair value. Any previously existing unamortized net actuarial gain (loss), unamortized past service cost, unamortized transitional obligation or unamortized transitional asset were eliminated, resulting in the accrued benefit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

  asset or liability being the difference between the accrued benefit obligation and the fair value of plan assets.

  We amended certain U.S. defined benefit plans as of December 31, 2007. The amendments provided for benefits to be frozen as of January 1, 2008, and provided transition relief to plan participants meeting certain age and service requirements. At the same time, we also enhanced benefits under one of our U.S. defined contribution plans. The defined benefit option of the Canadian pension plans was closed to new entrants on January 1, 2000.

  The transition of the pension plan for wage employees to INEOS NOVA in 2008 resulted in the transfer of assets and obligations to INEOS NOVA together with corresponding balance sheet recognition as of the date of transfer. INEOS NOVA assumed financial responsibility for the assets and obligations in respect of all service for the affected members.

  Certain employees of INEOS NOVA continued to participate in our Retirement Plan for Eastern Canadian Salaried Employees until February 28, 2011, the closing date of the sale of our interest in INEOS NOVA (see Note 3). INEOS NOVA has assumed financial responsibility for their obligations in respect of all plan service for its members. As part of the INEOS NOVA sale agreement, all benefits accrued up to February 28, 2011 will be transferred from the Plan once regulatory approval is received.

  Upon commencement of the NOVA Innovene joint venture (subsequently expanded to include North American assets and renamed INEOS NOVA joint venture) in October 2005, the defined benefit pension plans of each pre-joint venture entity were transferred to the NOVA Innovene joint venture with the financial responsibility for pre-close assets and liabilities retained by the pre-joint venture company and the financial responsibility for post-close assets and liabilities assumed by the NOVA Innovene joint venture. On February 28, 2011, we sold our equity interest in INEOS NOVA to INEOS. In exchange for us deducting from the sale proceeds agreed upon amounts valued in accordance with the sale agreement, INEOS assumed these pension liabilities from us (see Note 3). The amounts presented in the defined benefit pension tables represent our assets and obligations, for which we had provided an indemnity, valued in accordance with the sale agreement.

  The sale of our pension indemnities described above and the transition of certain plans to INEOS NOVA in 2008 triggered one or more of the following charges (benefits) during 2010 and 2008: a curtailment charge (benefit), a special termination charge and a settlement charge. A curtailment charge (benefit) results from either the termination of employment earlier than previously assumed or the significant reduction in future benefit accruals and requires the immediate recognition of unrecognized amounts that were scheduled to be reflected in future accounting periods. A special termination charge results from the enhancements provided under voluntary termination programs (e.g., additional years of age and service). A settlement charge results when the total lump sums paid during a given year exceed a certain threshold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

  Pension and post-retirement expense (included in Feedstock and operating costs and Selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	Pension Plans				Post Retirement Plans
(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor		Successor		Predecessor
Current service cost	$14	$8	$6	$19	$1	$—	$—	$1
Interest cost on accrued benefit obligations	46	23	21	47	6	3	3	5
Actual (return) loss on plan assets	(55)	(36)	(17)	120	—	—	—	—
Actuarial loss (gain) on accrued benefit obligations	53	(11)	65	(125)	12	—	—	—

Costs arising in the period	58	(16)	75	61	19	3	3	6
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
Loss (return) on plan assets	10	15	(2)	(156)	—	—	—	—
Transitional (asset) obligations	—	—	(3)	(6)	—	—	—	1
Actuarial (gain) loss	(53)	11	(58)	120	(12)	—	—	1
Past service and actual plan amendments	—	—	—	—	—	—	—	(1)

Net defined benefit costs recognized	15	10	12	19	7	3	3	7

Curtailment/special termination charge	11	—	—	—	—	—	—	—
Settlement charge	—	—	16	1	—	—	—	—

Total benefit cost recognized	$26	$10	$28	$20	$7	$3	$3	$7

  (1)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

  The status of all significant defined benefit pension and post-retirement plans is as follows:

	Pension Plans			Post Retirement Plans
(millions of U.S. dollars)	Year ended 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)
	Successor		Predecessor	Successor		Predecessor
Change in benefit obligations
Benefit obligation at beginning of period	$806	$758	$688	$99	$80	$82
Current service cost	19	11	7	1	—	—
Interest cost	46	23	21	6	3	3
Experience loss (gain)	70	(5)	71	4	14	(2)
Settlement gain	(9)	(8)	(41)	—	—	—
Employee contributions	—	—	—	2	1	1
Curtailment	10	—	—	—	—	—
Benefits paid	(63)	(23)	(19)	(7)	(3)	(3)
NOVA Chemicals' share of obligations transferred to INEOS NOVA JV	—	(15)	—	—	—	(2)
Foreign currency exchange rate loss	28	65	31	3	4	1

Benefit obligation at end of period	$907	$806	$758	$108	$99	$80

Change in plan assets
Fair value of plan	$612	$538	$510	$—	$—	$—
Actual return on plan assets at beginning of period	61	49	10	—	—	—
Employer and employee contributions	49	19	54	7	3	2
Settlement loss	(9)	(8)	(41)	—	—	—
Benefits paid	(63)	(23)	(19)	(7)	(3)	(2)
NOVA Chemicals' share of assets transferred to INEOS NOVA JV	—	(11)	—	—	—	—
Foreign currency exchange rate gain	20	48	24	—	—	—

Fair value of plan assets at end of period	$670	$612	$538	$—	$—	$—

Funded status
Plan assets in deficiency of benefit obligation	$(237)	$(194)	$(220)	$(108)	$(99)	$(80)
Unrecognized net transitional (asset) obligation	—	—	(24)	—	—	6
Unrecognized prior service cost	—	—	—	—	—	(14)
Unrecognized net actuarial loss (gain)	19	(35)	291	19	14	18

Net amounts recognized in consolidated balance sheets	$(218)	$(229)	$47	$(89)	$(85)	$(70)

  (1)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

	Pension Plans		Post Retirement Plans
Weighted-average assumptions used to determine end of year obligations	2010	2009 Restated(1)	2010	2009 Restated(1)
Discount rate	5.0%	5.8%	5.4%	6.1%
Assumed long-term rate of return on plan assets(2)	7.4%	7.4%	—	—
Rate of increase in future compensation	3.9%	3.9%	—	—
Long-term health care inflation(3)	—	—	5.0%	5.0%
Initial health care trend rate	—	—	7.2%	7.8%

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  We established an appropriate long-term rate of return for each plan's assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

  (3)
  Ultimate trend rate, expected to be achieved by 2024 for Canadian plan and 2017 for U.S. plan.

  The plans are presented on the basis of accrued benefit obligations, rather than accumulated benefit obligations. The accrued benefit obligations and fair value of assets for our pension plans in which the accrued benefit obligations equal or exceed the fair value of plan assets, as of each year end, are shown below:

(millions of U.S. dollars)	Accrued Benefit Obligation	Fair Value of Assets
December 31, 2010	$907	$670
December 31, 2009(1)	$806	$612

  (1)
  Restated for discontinued operations. See Note 3.

  Expected benefit payments for the defined benefit pension plans and the post-retirement plans are as follows:

(millions of U.S. dollars)	Pension Plans	Post- Retirement Plans
2011	$36	$7
2012	$37	$7
2013	$39	$8
2014	$41	$8
2015	$44	$8
Five Years Thereafter	$267	$41

  In 2011, funding for the defined benefit pension plans is expected to range between $60 million and $70 million.

  POST EMPLOYMENT BENEFITS

  We recorded a liability of $6 million in 2010 (2009—$5 million and 2008—$4 million) for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled's attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the table above. A formal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

  actuarial valuation is performed at least every three years with the most current valuation having been performed as of December 31, 2009.

  DEFINED BENEFIT PLAN ASSETS

  The investment strategy for the defined benefit plans is determined by us for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan; the size of the assets; and our financial situation and our ability to withstand fluctuations in pension contributions. For the significant plans, asset-liability modeling has been utilized to assist in setting the investment strategy. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Although we do not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

  While most of the benefits of diversification are achieved by allocating across different asset classes, we also believe it may be appropriate to further diversify by using multiple investment managers and employing different management styles within an asset class.

  The Canadian and U.S. plans are the most significant to us with 84% of total pension assets. The asset allocation for these pension plans at the end of 2010 and 2009, and the target allocation for 2011, by asset category, follow. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

  NORTH AMERICAN PLANS

	Target Allocation	Percentage of Plan Assets
			2009 Restated(1)
Year ended December 31	2011	2010
Asset Category
Equities	60%	61%	59%
Fixed Income	40%	39%	41%

Total	100%	100%	100%

  (1)
  Restated for discontinued operations. See Note 3.

  The investment strategies for the pension plans in Europe differ significantly from the North American plans. The different strategies reflect considerable variations in plan membership, plan liability structure, pension arrangements and plan asset size. Some European plans are re-insured with the investment strategy and asset allocation determined or heavily influenced by the re-insurer.

  POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

  We provide medical care and life insurance benefits to eligible retirees and their dependents in North America. We accrue the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

  A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by an additional $10 million at December 31, 2010, for Canadian plans and $4 million for U.S. plans. A 1%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

  decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $8 million and $3 million for the Canadian and U.S. plans, respectively.

  The Patient Protection and Affordable Care Act ("PPACA") was signed into law on March 23, 2010, and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 ("HCERA") was signed into law, which amends certain aspects of the PPACA. Among other things, the PPACA reduces the tax benefits available to an employer that receives the Medicare Part D subsidy. This change did not have a material impact for us. The PPACA and HCERA will have both immediate and long-term ramifications for many employers that provide retiree health benefits.

  DEFINED CONTRIBUTION ARRANGEMENTS

  We have a number of defined contribution arrangements providing retirement benefits to certain groups of employees. The total expense for our contributions to these plans was $10 million in 2010 (2009—$10 million and 2008—$12 million). In 2011, we expect to contribute approximately $10 million to our defined contribution plans.

20.   ASSET RETIREMENT OBLIGATIONS

  Our asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 10 to 20 years is approximately $155 million. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 11.73% was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $47 million at December 31, 2010, will increase, or accrete, each year over the lives of active plants until it equals the approximately $155 million expected to be incurred on closure of the plants.

Year ended December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Beginning of year	$37	$20
Additions	4	—
Increase in obligation due to push-down accounting (see Note 4)	—	12
Increase in obligation as a result of changes in Canadian dollar	2	3
Increase in present value of the obligations (accretion expense)	4	2

End of year	$47	$37

  (1)
  Restated for discontinued operations. See Note 3.

21.   CONTINGENCIES AND COMMITMENTS

  We are involved in litigation from time-to-time in the ordinary course of business. Among these items is a claim by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million. Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation. This litigation is in its early stages and no amount has been accrued as of December 31, 2010 with respect to this claim.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   CONTINGENCIES AND COMMITMENTS (Continued)

  In 2005, the Dow Chemical Company ("Dow Chemical") filed a complaint against us for alleged patent infringement. The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

  Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical's standing in the case, the short unexpired term of the patents and the possibility that we will prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical's motion for a permanent injunction. Accordingly, the court's order permits us to sell the alleged infringing grades of the SURPASS resin to existing customers in the United States.

  We have appealed the verdict to the Court of Appeals for the Federal Circuit in Washington, D.C. on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million, which is reported as Restricted cash on the Consolidated Balance Sheets.

  Until the earlier of the resolution of the appeal or the expiration of the patents (October 2011), we will accrue an amount to reflect the sales of the alleged infringing grades of SURPASS resin in the United States. Therefore, $92 million has been accrued as of December 31, 2010 with respect to this claim, which represents the $76 million award plus $16 million based on sales and interest for the year ended December 31, 2010.

  In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States. Although we believe that we do not infringe Dow Chemical's patents and have meritorious defenses and intend to vigorously defend these patent suits, we can give no assurance that we will be able to achieve a satisfactory outcome. This litigation is in its early stages and no amount has been accrued as of December 31, 2010 with respect to this claim.

  In 2010, we recognized a $45 million gain (before-tax) related to an arbitration award resulting from an insurance claim involving our Corunna facility that dated back to 2005 (see Note 17).

  We lease office space and transportation equipment under various operating leases. The minimum lease payments are approximately $351 million in total with annual amounts of $44 million in 2011, $40 million in 2012, $36 million in 2013, $35 million in 2014, $32 million in 2015, and $164 million thereafter. Rental expense under operating leases was $50 million in 2010 (2009—$46 million and 2008—$54 million).

  Certain railcar lease agreements contain financial covenants for our subsidiary, NOVA Chemicals Inc.

  We have entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply. The resulting obligations, based on year-end market prices, are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   CONTINGENCIES AND COMMITMENTS (Continued)

  approximately $5,354 million in total with annual amounts of $1,444 million in 2011, $707 million in 2012, $630 million in 2013, $506 million in 2014, $447 million in 2015 and $1,620 million thereafter.

  We are obligated under several long-term ethylene and benzene feedstock supply agreements to supply INEOS NOVA with up to 440 million pounds of ethylene and up to 60 million gallons of benzene annually. The agreements run through December 2022.

22.   SEGMENTED INFORMATION

  We consider both qualitative and quantitative factors in determining reportable segments. Before applying quantitative analyses, we aggregate the business segments with similar economic characteristics and business segments with similarities in each of the following areas: nature of the product and service, nature of the production process, type or class of customer, methods used to distribute the products or provide the services and, if applicable, the nature of the regulatory environment. Based on the aggregation of the operating segments, we perform quantitative tests based on revenue, profit and loss and assets and have determined that we have the following five reporting segments.

  (1)   JOFFRE OLEFINS

  Products: Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons and hydrogen.

  Applications: Ethylene is used internally by us to produce polyethylene or sold to third-parties who use ethylene to produce polyethylene and other products.

  (2)   CORUNNA OLEFINS

  Products: Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

  Applications: Ethylene is used internally by us to produce polyethylene or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers and household goods. Energy co-products are primarily used by customers for fuel.

  (3)   POLYETHYLENE

  Products: LLDPE, LDPE, HDPE and PE manufactured using Advanced SCLAIRTECH technology.

  Applications: Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles and toys. Industrial applications include storage drums, industrial wrap, retail packaging and building products.

  (4)   PERFORMANCE STYRENICS

  Products: EPS and ARCEL® resins, as well as downstream business ventures including SYNTHEON which is classified as held for sale (see Note 3).

  Applications: Performance Styrenics polymers are sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for the building and construction industry.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   SEGMENTED INFORMATION (Continued)

  (5)   INEOS NOVA JOINT VENTURE—Discontinued Operations—See Note 3

  Products: Styrene, North American Solid Polystyrene ("SPS"), European EPS and SPS.

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

  We account for intersegment sales and transfers as if the sales or transfers were to third-parties, that is, at current market price.

  The following tables provide information for each segment:

  REVENUE FROM CONTINUING OPERATIONS FROM EXTERNAL CUSTOMERS(1)(2)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$818	$290	$240	$1,104
Corunna Olefins	1,258	305	261	1,516
Polyethylene	1,939	804	697	2,373
Performance Styrenics	217	116	92	324
Eliminations	(12)	(9)	(4)	(64)

Total revenue from continuing operations from external customers	$4,220	$1,506	$1,286	$5,253

  (1)
  Third-party.

  (2)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   SEGMENTED INFORMATION (Continued)

  INTERCOMPANY AND AFFILIATE REVENUE FROM CONTINUING OPERATIONS(1)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$701	$274	$263	$1,055
Corunna Olefins	748	221	176	1,021
Polyethylene	7	1	1	10
Performance Styrenics	87	27	1	64
Eliminations	(1,187)	(417)	(382)	(1,758)

Total intercompany and affiliate revenue from continuing operations	$356	$106	$59	$392

  (1)
  Restated for discontinued operations. See Note 3.

  TOTAL REVENUE FROM CONTINUING OPERATIONS(1)(2)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$1,519	$564	$503	$2,159
Corunna Olefins	2,006	526	437	2,537
Polyethylene	1,946	805	698	2,383
Performance Styrenics	304	143	93	388
Eliminations	(1,199)	(426)	(386)	(1,822)

Total revenue from continuing operations	$4,576	$1,612	$1,345	$5,645

  (1)
  Before intersegment eliminations.

  (2)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   SEGMENTED INFORMATION (Continued)

  OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS(1)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$384	$104	$87	$621
Corunna Olefins	136	(27)	(78)	(243)
Polyethylene	300	152	42	(43)
Performance Styrenics	2	5	(19)	(49)
Corporate	(200)	(129)	(235)	(138)
Eliminations	(32)	(6)	(8)	36

Total operating income (loss) from continuing operations	$590	$99	$(211)	$184
Interest expense (net)	(183)	(83)	(92)	(149)
Other (losses) gains	(54)	—	6	(1)
Income tax (expense) recovery	(120)	(7)	62	71

Income (loss) from continuing operations	$233	$9	$(235)	$105

  (1)
  Restated for discontinued operations. See Note 3.

  DEPRECIATION AND AMORTIZATION FROM CONTINUING OPERATIONS(1)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$144	$77	$33	$65
Corunna Olefins	19	12	32	64
Polyethylene	68	34	37	76
Performance Styrenics	3	4	12	23
Corporate	9	4	3	7

Total depreciation and amortization from continuing operations	$243	$131	$117	$235

  (1)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   SEGMENTED INFORMATION (Continued)

  CAPITAL EXPENDITURES FOR CONTINUING OPERATIONS(1)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$20	$3	$3	$15
Corunna Olefins	28	12	8	41
Polyethylene	75	35	24	77
Performance Styrenics	3	5	—	11

Total capital expenditures for continuing operations	$126	$55	$35	$144

  (1)
  Restated for discontinued operations. See Note 3.

  ASSETS

(millions of U.S. dollars)	2010	2009 Restated(1)
Joffre Olefins	$2,485	$2,566
Corunna Olefins	498	549
Polyethylene	1,625	1,543
Performance Styrenics	114	142
INEOS NOVA Joint Venture(2)	234	229
Corporate(2)	739	569
Eliminations	(25)	(2)

Total assets	$5,670	$5,596

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  INEOS NOVA Joint Venture segment excludes certain assets classified in the Corporate segment such as cash, affiliate balances and taxes of $69 million and $42 million at December 31, 2010 and 2009, respectively.

  GEOGRAPHIC INFORMATION

  REVENUE FROM CONTINUING OPERATIONS FROM EXTERNAL CUSTOMERS(1)(2)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Canada	$1,814	$561	$546	$2,453
United States	2,182	786	603	2,322
Europe and Other	224	159	137	478

	$4,220	$1,506	$1,286	$5,253

  (1)
  Based on location of customer.

  (2)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   SEGMENTED INFORMATION (Continued)

  ASSETS(1)

(millions of U.S. dollars)	2010	2009 Restated(2)
Canada	$4,916	$4,878
United States	434	417
Europe and Other	320	301

	$5,670	$5,596

  (1)
  Based on location of operating facility.

  (2)
  Restated for discontinued operations. See Note 3.

23.   FINANCIAL INSTRUMENTS

  CATEGORIES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

  Carrying amounts and net gains (losses) of our financial instruments are classified into the following categories:

		Year ended Dec. 31, 2010
	Carrying amounts Dec. 31, 2010
(millions of U.S. dollars)		From interest income (expense), net	Impairment charges	Realized/ Unrealized loss	Net loss
Held-for-trading financial assets (Notes 5 and 8)(1)	$304	$—	$—	$(12)	$(12)
Held-for-trading financial liabilities (Note 10)	$2	—	—	—	—
Loans and receivables (Notes 5 and 8)	$452	4	(8)	—	(4)
Available-for-sale securities(2)	$18	—	—	—	—
Other financial liabilities (Notes 10, 11 and 12)	$2,025	(181)	—	—	(181)

		$(177)	$(8)	$(12)	$(197)

  (1)
  Includes cash and cash equivalents.

  (2)
  $13 million included in Prepaid expenses and other assets recorded at fair value and $5 million included in Other non-current assets with no published market price and recorded at cost (see Note 8).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

		From interest income (expense), net					Net gain (loss)
	Carrying amounts			Impairment charges(1)	Realized/Unrealized gain (loss)
		July 6– Dec. 31, 2009 Restated(2)	Jan. 1– July 5, 2009 Restated(2)				July 6– Dec. 31, 2009 Restated(2)	Jan. 1– July 5, 2009 Restated(2)
(millions of U.S. dollars)	Dec. 31, 2009 Restated(2)			Jan. 1– Dec. 31, 2009	July 6– Dec. 31, 2009	Jan. 1– July 5, 2009
		Successor	Predecessor		Successor	Predecessor	Successor	Predecessor
Held-for-trading financial assets (Notes 5 and 8)(3)	$250	$—	$—	$—	$48	$5	$48	$5
Held-for-trading financial liabilities	$—	—	(4)	—	—	(9)	—	(13)
Loans and receivables (Notes 5 and 8)	$316	2	3	—	—	—	2	3
Available-for-sale securities(4)	$24	1	—	—	—	—	1	—
Other financial liabilities (Notes 10, 11 and 12)	$2,377	(83)	(88)	—	—	—	(83)	(88)

		$(80)	$(89)	$—	$48	$(4)	$(32)	$(93)

  (1)
  There were no impairment charges in the 2009 Predecessor or Successor periods.

  (2)
  Restated for discontinued operations. See Note 3.

  (3)
  Includes cash and cash equivalents.

  (4)
  $12 million included in Prepaid expenses and other assets recorded at fair value and $12 million included in Other non-current assets with no published market price and recorded at cost (see Note 8).

  FINANCIAL INSTRUMENT FAIR VALUES

  Assets carried at fair value on the Consolidated Balance Sheets at December 31, 2010 and 2009 are included in the following fair value hierarchy categories:

(millions of U.S. dollars)	Carrying amounts 2010	Level 1	Level 2	Level 3	Carrying amounts 2009	Level 1	Level 2	Level 3
Held-for-trading financial assets	$304	$300	$4	$—	$250	$232	$18	$—
Available-for-sale securities	13	13	—	—	12	12	—	—

	$317	$313	$4	$—	$262	$244	$18	$—

  Level Determinations and Classifications

  The Level I, II and III classifications in the fair value hierarchy utilized by us are defined as follows:

  Level I.    Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. In determining Level I commodity derivatives trading fair values, we use quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange and the Intercontinental Exchange.

  Level II.    Fair values are determined using inputs other than unadjusted quoted prices that are observable for the asset or liability, either directly or indirectly.

  Commodity derivatives fair values falling within the Level II category are determined through the use of quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  location differentials. We include over-the-counter derivatives with values based upon observable commodity futures curves and derivatives with input validated by broker quotes or other publicly available market data providers in Level II. Level II fair values also include fair values determined using valuation techniques, such as regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets. The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as applicable.

  Level III.    Fair values are determined using inputs for the asset or liability that are not readily observable. We have not determined any fair values using Level III.

  Financial instrument fair values represent a reasonable approximation of amounts that we would have received or paid to counterparties to unwind positions prior to their maturity. We have no plans to unwind these positions prior to maturity and have no significant exposure to any individual customer or counterparty.

  The carrying amounts reported on the Consolidated Balance Sheets for Cash and cash equivalents (included in the held-for-trading category), loans and receivables and other financial liabilities (excluding Long-term debt) approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

	Carrying Amount(1)		Estimated Fair Value(2)
December 31 (millions of U.S. dollars)	2010	2009	2010	2009
Long-term debt	$1,541	$1,824	$1,699	$1,925

  (1)
  Includes debt installments due within one year.

  (2)
  The fair value of long-term debt is based on quoted market prices (Level 1 on the fair value hierarchy), where available. For all other long-term debt, the balance in the Consolidated Balance Sheets approximates market.

  FOREIGN EXCHANGE RISK MANAGEMENT

  Until September 30, 2008, we were exposed to both translation and transaction effects resulting from changes in currency exchange rates. Through September 30, 2008, all of our operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation.

  In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on us to fund operations. As a result of this change in circumstances, we undertook a review of our functional currency exposure of all of our businesses and concluded that the currency exposures of our Canadian entities predominately are now U.S. dollars. Accordingly, as required by Canadian GAAP, we commenced recording transactions in our Canadian entities using U.S. dollars as the functional currency effective October 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the Consolidated Statements of Income (Loss) rather than being included in translation gains and losses deferred in AOCI. We accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amounts on September 30, 2008, became the historical basis for all items as of October 1, 2008. We continue to hold investments in joint ventures and other subsidiaries with differing functional currencies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

  Impacts of the change in functional currency during 2008 are as follows:

  CONSOLIDATED STATEMENT OF INCOME (LOSS)

Increase in depreciation and amortization	$(6)
Increase in foreign exchange income	117
Decrease in tax expense	31

$142

  We have established a policy that provides a framework for foreign currency management, hedging strategies and approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances. We have not changed our policies as a result of the change in functional currency.

  To address the risks associated with now having the U.S. dollar as our functional currency and being exposed primarily to transaction effects resulting from changes in currency exchange rates, we:

  •
  Entered into a series of foreign currency forwards in January 2010, to effectively hedge the foreign currency exposure on the Cdn$250 million 7.85% notes due and settled in August 2010. The foreign currency forwards locked in repayment of the Cdn$250 million 7.85% notes at U.S.$237 million.

  •
  Where possible negotiate payments be made in U.S. dollars to decrease foreign currency exposures on working capital balances.

  Transaction currency effects occur when we or one of our subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to the change in functional currency, these transaction gains and losses were recorded in Feedstock and operating cost (2008—$14 million gain) and Selling, general and administrative expenses (2008—$23 million gain) in the Consolidated Statements of Income (Loss). After October 1, 2008, we presented the impact of the change in functional currency ($117 million gain) on a separate line in the Consolidated Statements of Income (Loss).

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

  At December 31, 2010 and 2009, we had no outstanding foreign currency derivative instruments.

  Our investing, financing and operating activities are exposed to currency risks. Currency risks, as defined by CICA 3862, arise when a monetary financial instrument is denominated in a currency other than the functional currency. As of December 31, 2010 and 2009, we had a net monetary liability position of $252 million and $675 million, respectively in non-U.S. dollar currencies at their respective current exchange rates. Each 10% weakening (strengthening) of the Canadian dollar against the U.S. dollar would

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  decrease (increase) the value of the net liability by $19 million and $47 million after-tax, respectively. Any change in the Euro would not be material.

  STOCK PRICE VOLATILITY RISK MANAGEMENT

  Prior to July 6, 2009, we had three cash-settled, stock-based incentive compensation plans that were marked to market with changes in the value of our common stock price. In November 2005, we entered into cash-settled share forward transactions to manage the exposure to fluctuations in stock-based compensation costs related to the stock-based compensation plans. Compensation costs associated with these plans fluctuated as a result of changes in the market price of our common stock. The forward transactions were to be cash-settled by November 2008, based on the difference between our common stock price on the NYSE, and the average execution price. In 2008, we extended the forward transactions until November 2009.

  The intention of these transactions was to give the same economic effect as if we had borrowed money, purchased our common shares and held them as assets. As the stock price changed, the mark-to-market impact related to the stock-based compensation liability would be offset by the mark-to-market impact related to the forward transactions until such time as the stock price fell below the grant price of the stock-based compensation units. Due to the decline in our share price in 2008 and 2009, these forward transactions were no longer an effective economic hedge.

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

  COMMODITY PRICE RISK MANAGEMENT

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

  Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our crude inventory against changes in the market price. At inception of a hedging relationship, we document the relationship between the hedging instrument and the hedged item, our risk management objective and our strategy for undertaking the hedge. We also require a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  transactions are highly effective in offsetting the changes in the fair value of the hedged items. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within Feedstock and operating costs in the Consolidated Statements of Income (Loss). As of December 31, 2010 and 2009, we had no outstanding commodity-based derivatives designated as fair value hedges.

  In addition we utilize options, swaps and futures instruments as economic hedges of commodity price exposures, but they either do not meet the hedge accounting criteria of CICA 3865 or are not designated as qualifying hedges. Gains and losses on commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

  The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that do not qualify for hedge accounting are as follows:

	Dec. 31, 2010			Dec. 31, 2009
(millions of U.S. dollars, except as noted)	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume—mm bbls	1.5	0.9	0.9	2.9	2.7	1.9
Weighted-average price per bbl	$94.75	$48.46	$72.67	$88.61	$45.75	$72.25
Fair value	$2	$4	$(4)	$16	$17	$(15)
Term to maturity—months	1 - 24	1 - 24	1 - 24	1 - 36	1 - 36	4 - 36

  The notional volume and fair value of outstanding derivative contracts for natural gas that do not qualify for hedge accounting are as follows:

(millions of U.S. dollars, except as noted)	Dec. 31, 2010	Dec. 31, 2009
Notional volume—mm gjs	1.8	—
Weighted-average price per gj	$3.75	$—
Fair value	$—	$—
Term to maturity—months	1 - 3	—

(millions of U.S. dollars)	Year ended Dec. 31. 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Unrealized (loss) gain	$(15)	$51	$6	$(87)
Realized gain (loss)	$3	$(3)	$(1)	$(22)

  We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. In 2010, our portfolio also included trades to re-price excess feedstock inventory, and a small volume of our winter natural gas requirements was locked in at a fixed price. Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market decrease in 2010 as compared to 2009. As of December 31, 2010, each 10% change in the price of crude oil, propane and butane would have impacted the value of our derivative contracts and change net income by approximately $11 million, $4 million and $4 million, after tax, respectively. As of December 31, 2009, each 10% change in the price of crude oil, propane and butane would impact the value of our derivative contracts and change net income by approximately $14 million, $10 million and $5 million, after tax, respectively. As of December 31, 2010, any reasonably possible change in the natural gas price would not impact the value of our derivative contracts materially. The sensitivity analysis of our commodity derivative contracts does not consider any adjustments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  for credit risk. See below for further sensitivity analysis of our primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. As of December 31, 2010, we remain exposed to price risk on open commodity derivatives until their maturity. There have been no other changes in our market risk exposure or how this risk is managed.

  The following table illustrates how changes in various feedstock costs could affect our after-tax income and other comprehensive income assuming all other factors are held constant. The sensitivity is based on 2010 actual consumption volumes (excluding hedged items and respective hedging instruments) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in After-Tax Income	Decrease in Comprehensive Income
Crude oil	+10%	$60	$60
Natural gas	+10%	$22	$22
Propane	+10%	$25	$25
Butane	+10%	$35	$35

  (1)
  A 10% decrease in feedstock costs would have the opposite effect.

  INTEREST RATE RISK MANAGEMENT

  Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects net income if such debt is measured at fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk.

  We manage our interest rate risk by balancing our exposure to fixed and variable rates while attempting to minimize our interest costs. When deemed appropriate, we enter into interest rate swap agreements to manage our interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2010 and 2009, we had no floating-for-fixed interest rate swaps outstanding.

  For the disclosure of market risks, CICA 3862 requires a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of December 31, 2010, were used.

  Changes in market interest rates would affect interest expense on our variable rate, long-term debt which is included in the sensitivity analysis calculation.

  At December 31, 2010, if interest rates at that date had been 0.5% higher, with all other variables held constant, after-tax income and comprehensive income for the year would have been $3 million lower, arising mainly as a result of higher interest expense on variable rate borrowings.

  LIQUIDITY RISK MANAGEMENT

  Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  capital, and assist in the solvency and financial flexibility of our operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in our operations and capital requirements to maintain and grow operations. Liquidity totaled $976 million at December 31, 2010 and $796 million at December 31, 2009 (2009 was restated for discontinued operations—see Note 3). Our primary objective has always been to focus on and monitor liquidity and cash flow.

  Our financial liabilities mature as follows:

	Dec. 31, 2010
(millions of U.S. dollars)	Due within 1 year	Due between 1 year and 5 years	Due after 5 years
Current other liabilities (Note 10)	$337	$—	$—
Long-term debt (Note 11)	10	808	822
Other long-term liabilities (Note 12)	191	22	10

	$538	$830	$832

  Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, accounts receivable securitization programs, undrawn revolving credit facilities and internal actions taken to reduce costs and conserve cash. Capital market transactions may also be used in managing the balance between maturing obligations and available liquidity. Our future liquidity is dependent on factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing. For further discussion about our liquidity, see Credit Facilities and Covenants in Note 11.

  CREDIT RISK MANAGEMENT

  Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which we are entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to us by those counterparties, less any amounts owed to the counterparty by us where a legal right of offset exists and also includes the fair value of contracts with individual counterparties which are recorded in the Annual Audited Consolidated Financial Statements.

  For derivative financial instruments, we have established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. We do not anticipate that any counterparties we currently transact with will fail to meet their obligations. At December 31, 2010 and December 31, 2009, we had no credit exposure for foreign currency, interest rate or share-based instruments. At December 31, 2010, we had $7 million credit exposure for commodity-based instruments (December 31, 2009—$17 million).

  In order to manage credit and liquidity risk we invest only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically we invest only in overnight bank term deposits.

  Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Concentration of credit risk relates primarily to our receivables, as certain customer groups are located in the same geographic area and operate in the same industry. We monitor receivables based on two such concentrations: North America and Europe. At December 31, 2010, approximately 93% of our receivables were from North American customers and 7%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  were from customers in Europe. Trade receivables over 30 days were down from 3% at December 31, 2009, to 1% at December 31, 2010 of total trade receivables. We do not consider our trade receivables to be impaired. There is no current indication as of December 31, 2010, that the debtors will not meet their obligations. We continue to monitor all trade receivables. Bad debt write-offs during 2010 were also immaterial as a percentage of total revenue and in line with prior years' experience. We manage our credit risk relating to trade receivables through credit approval and monitoring procedures. We establish and review limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low risk are reviewed and approved every eighteen months (although a review may be accelerated if payment deterioration is noted) and accounts rated medium risk are reviewed and approved every twelve months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing credit limits to accommodate rapid price increases. In those cases, we may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. High risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on "credit watch" when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer's financial condition is weakening. If necessary, we can utilize credit insurance programs to ensure payment. We may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economic risk of selling in a certain country. The most prominent forms of security used by us are letters of credit and personal or corporate guarantees. Letters of credit must be issued through acceptable banks with international standing. At December 31, 2010, we held collateral of approximately $5 million in a combination of letters of credit and personal and corporate guarantees from various customers.

  The maximum exposure to credit risk is represented by the carrying amounts of the financial assets classified as loans and receivables in Note 23.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

  We prepare our consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from U.S. GAAP. The effect of these differences on our Consolidated Statements of Net Income (Loss) and Consolidated Balance Sheets are as follows:

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan.1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Net income (loss) in accordance with Canadian GAAP	$259	$(2)	$(239)	$(40)
Add (deduct) adjustments for:
Derivative instruments and hedging activities(1)	—	—	—	12
Stock-based compensation(2)	—	—	(1)	4

Net income (loss) in accordance with U.S. GAAP	$259	$(2)	$(240)	$(24)

Comprehensive income (loss) in accordance with Canadian GAAP	$256	$3	$(235)	$(186)
Add (deduct) adjustments to Canadian GAAP net income (loss) for:
Derivative instruments and hedging activities(1)	—	—	—	12
Stock-based compensation(2)	—	—	(1)	4
Pension liability adjustments (less tax of $16, $(3), $26, and $(11), respectively)(3)	(47)	7	(45)	(34)

Comprehensive income (loss) in accordance with U.S. GAAP	$209	$10	$(281)	$(204)

	2010	2009	2008
Accumulated other comprehensive income
Unrealized gain on translation of self-sustaining foreign operations	$2	$5	$462
Pension liability adjustment(3)	(40)	7	(161)

Accumulated other comprehensive income in accordance with U.S. GAAP	$(38)	$12	$301

December 31 (millions of U.S. dollars)	2010	2009(4)
Balance sheet items in accordance with U.S. GAAP(1)(6)
Current assets(4)	$1,519	$1,329
Intangibles and other assets(3)(4)	695	714
Property, plant, and equipment, net	3,456	3,553
Current liabilities(1)	(836)	(1,015)
Long-term debt(1)	(1,531)	(1,512)
Deferred income taxes(1)(2)(3)(5)	(781)	(763)
Deferred credits and long-term liabilities(1)(2)(3)(5)	(513)	(506)

Shareholder's equity(3)(5)	$2,009	$1,800

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

  Certain comparative figures have been restated to conform with the current periods presentation. There are no material reconciling items between Canadian GAAP and U.S. GAAP with respect to information in the Consolidated Statements of Cash Flows during any of the periods presented. Summarized balance sheet, income statement and cash flows information for jointly controlled entities is included in Note 8.

  We adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 805-10-65, Business Combinations—Overall—Transition and Open Effective Date Information, in connection with the push-down accounting treatment used for the IPIC transaction (see Note 4). This Section addresses application issues raised on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination; retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for the acquirer to be identified for each business combination; and improved reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of the financial statements. This Section requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. FASB ASC Section 805-10-65 is substantially the same as CICA 1582 and therefore no U.S. GAAP differences exist with respect to our application of push-down accounting for the IPIC transaction.

  Also in connection with the push-down accounting treatment used for the IPIC transaction, we adopted Accounting Standards Update ("ASU") No. 2009-5, Fair Value Measurements and Disclosures (Topic 820). ASU No. 2009-5 provides clarification on methodology required to measure fair value in certain circumstances in which a quoted market price in an active market for an identical liability is not available, and allows a valuation technique that uses the quoted market price of the identical liability when traded as an asset. We applied this methodology when valuing our senior notes as described in Note 4.

  (1)
  Derivative Instruments and Hedging Activities.    CICA 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA 3865 harmonizes Canadian GAAP with U.S. GAAP FASB ASC Topic 815, Derivatives and Hedging, by establishing standards for when and how hedge accounting may be applied and recorded. U.S. GAAP FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring the fair value of financial assets and liabilities. In October 2008, FASB ASC paragraph 820-10-65-2, Fair Value Measurements and Disclosures—Overall—Transition and Open Effective Date Information, was issued to clarify the application of FASB ASC Topic 820. In particular, FASB ASC Topic 820 requires a company to consider its own credit risk and the credit risk of a counterparty when determining the fair value of a derivative instrument. Canadian GAAP issued EIC 173 in January 2009 which harmonized this aspect of FASB ASC Topic 820 with Canadian GAAP. Because EIC 173 was not effective for Canadian GAAP until January 12, 2009, and we elected not to early adopt this standard, a GAAP difference existed at December 31, 2008. As a result, we recognized $18 million in income ($12 million after-tax) during 2008 to properly reflect credit risk valuation adjustments on our mark-to-market feedstock derivatives, as required by FASB ASC Topic 820. No further U.S. GAAP difference exists in 2010 and 2009. For information regarding our use of derivatives and hedging activities under Canadian GAAP, see Note 23.

  (2)
  Stock-based compensation.    Under Canadian GAAP, the Employee Incentive Stock Option Plan was measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan were classified as liability instruments and were marked to market based on intrinsic value. U.S. GAAP, FASB ASC Topic 718, Compensation—Stock Compensation, requires that share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period. All stock-based compensation plans were terminated upon closing of the IPIC transaction.

  (3)
  Pension Liability Adjustment.    FASB ASC Topic 715, Compensation—Retirement Benefits, requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

    occur through accumulated other comprehensive income (loss). At December 31, 2008, we increased our FASB ASC Section 715-20-55 pension and post-retirement liability by $23 million, resulting in a charge of $34 million (net of tax) to OCI. For the period from January 1, 2009 to July 5, 2009, we increased our FASB ASC Section 715-20-55 pension and post retirement liability by $71 million, resulting in a charge of $45 million (net of tax) to OCI. As a result of push-down accounting in connection with the IPIC acquisition (see Note 4), all previously unrecognized FASB ASC Section 715-20-55 amounts were recorded on the Canadian GAAP Consolidated Balance Sheet. During the period from July 6, 2009 to December 31, 2009 (post IPIC acquisition), we decreased our FASB ASC Section 715-20-55 pension and post-retirement liability by $10 million, resulting in a credit of $7 million (net of tax) to OCI. At December 31, 2010, we increased our FASB ASC Section 715-20-55 pension and post-retirement liability by $63 million, resulting in a charge of $47 million (net of tax) to OCI.

  (4)
  Special Purpose Entities.    On January 1, 2010, we adopted ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, and ASU No. 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets. The Updates remove the concept of a qualifying special-purpose entity and therefore remove the exception from consolidating qualifying special-purpose entities under Consolidations (Topic 810) and clarify that the objective is to determine whether a transferor and all of the entities included in the transferor's financial statements being presented have surrendered control over transferred financial assets. As a result of these Updates, beginning January 1, 2010, we have consolidated a special purpose entity used by one of our securitization programs. The December 31, 2009 U.S. GAAP balance sheet has been restated resulting in an increase in Current assets of $15 million, and a decrease in Intangibles and other assets of $15 million. There was no material impact to January 1, 2009 retained earnings or U.S. GAAP net income (loss) during the year ended 2010 or any of the prior period reported.

  (5)
  Income Taxes.    FASB ASC Section 740-10-25, Income Taxes—Overall—Recognition, clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. We adopted the provisions of FASB ASC Section 740-10-25 on January 1, 2007. We have a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. In 2008, there was no change to the liability. In 2009, the liability was increased by $22 million, for a total of $44 million reclassified from existing deferred taxes. In 2010, the liability was decreased by $3 million. It is our policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At December 31, 2010, we had approximately $4 million accrued for the payment of interest and penalties.

  (6)
  Joint Ventures.    We account for our interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in our net income (loss) or shareholder's equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

25.   NEW ACCOUNTING PRONOUNCEMENTS

  Transition to IFRS

  In October 2009, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. IFRS is replacing Canadian GAAP for listed companies and other profit oriented enterprises. We adopted IFRS commencing January 1, 2011 and will publish our first consolidated financial statements prepared in accordance with IFRS for the quarter ended March 31, 2011. These interim financial statements will include IFRS comparative data for the 2010 quarter and an opening statement of financial position on the date of transition to IFRS.

  U.S. GAAP

  Commencing January 1, 2011, we will no longer be required to reconcile to U.S. GAAP due to our adoption of IFRS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

26.   SUBSEQUENT EVENTS

  ALTAGAS AGREEMENTS

  On March 1, 2011, we and a subsidiary of AltaGas Ltd. ("AltaGas") entered into definitive agreements for long-term, cost-competitive ethane and other natural gas liquids supply from AltaGas' Harmattan-Elkton Gas Plant. The ethane extracted from the natural gas will be delivered through the existing connection to the Alberta Ethane Gathering System. We expect to receive ethane and other natural gas liquids from AltaGas' Harmattan Co-Stream Project starting in the first quarter of 2012.

  SALE OF INEOS NOVA JOINT VENTURE

  On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to INEOS (see Note 3).

  CAIMAN ENERGY LLC

  On February 15, 2011, we signed a memorandum of understanding with Caiman Energy LLC ("Caiman") for the supply of up to 20,000 barrels per day of ethane under a long-term arrangement from Caiman's Fort Beeler Plant near Cameron, West Virginia, in the Marcellus Basin. In addition to finalizing a definitive purchase and sale agreement and customary reviews and approvals, the arrangement is subject to NOVA Chemicals finalizing a pipeline transportation agreement to transport ethane from Fort Beeler into Ontario.

  BUCKEYE PARTNERS L.P.

  In February 2010, we and Buckeye Partners L.P. ("Buckeye") announced the signing of a memorandum of understanding regarding the evaluation and possible development of a mixed natural gas liquids pipeline from the Marcellus Basin in Pennsylvania to the refining and petrochemical complex in the Sarnia-Lambton area in Ontario, Canada. During the evaluation of this project, we determined that an ethane only pipeline was a better alternative than a mixed natural gas liquids pipeline because we believe it would be a better fit for producers in the Marcellus Basin. We also determined that the conversion of existing pipelines may offer a more cost effective solution and could accelerate the time line for consumption of Marcellus Basin ethane in Sarnia. During the first quarter of 2011, we terminated the exclusive agreement with Buckeye to enable us to fully explore Buckeye's project as well as other alternatives.

  HESS/MISTRAL AGREEMENTS

  In July 2010, we signed a memorandum of understanding and on January 31, 2011, we entered into definitive agreements with Hess Corporation ("Hess") and affiliates of Mistral Energy Inc. ("Mistral") to purchase and transport ethane production from Hess' Tioga Gas Plant in North Dakota via a proposed pipeline to Alberta, Canada to be constructed, owned and operated by affiliates of Mistral. We have the right to purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement. The pipeline, called the Vantage Pipeline, is expected to start-up by the end of 2012, subject to receipt of customary regulatory and other approvals.

EXHIBIT INDEX

Exhibit No.		Description
1.1		Certificate and Articles of Continuance of NOVA Chemicals Corporation dated July 6, 2009 (1)
1.2		General By-Law No. 3 of NOVA Chemicals Corporation dated July 6, 2009 (1)
2.1		Indenture, dated as of October 16, 2009, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee in respect of the 8.375% Senior Notes due 2016 and 8.625% Senior Notes due 2019 (2)
2.2		Indenture, dated as of September 21, 1995, between NOVA Chemicals Corporation, as successor to NOVACOR Chemicals Ltd., and JP Morgan Trust Company, N.A., as successor trustee to The First National Bank of Chicago (3)
2.3		Indenture, dated as of January 13, 2004, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee (4)
2.4		Indenture, dated as of October 31, 2005, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee (5)
4.1		Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto (6)
4.2	*	First Amending Agreement, dated as of October 28, 2010, to Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto
4.3		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and former directors (7)
4.4		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and Directors (8)
7.1	*	Computation of Earnings to Fixed Charges
8.1	*	List of Subsidiaries
12.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

(5)
Incorporated by reference from the Report on Form 6-K of NOVA Chemicals Corporation filed on November 1, 2005.

(6)
Incorporated by reference from Exhibit 10.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(7)
Incorporated by reference from Exhibit 10.3 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

(8)
Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915.

*
Filed herewith.