Form 20-F
period 2012-12-31
NOVA CHEMICALS CORP /NEW
filed 2013-03-01
CIK 922960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________
FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from __________________ to __________________
Commission file number 1-3064
____________________________________________________________________________
NOVA Chemicals Corporation
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
New Brunswick, Canada
(Jurisdiction of incorporation or organization)
1000 7th Avenue S.W.
Calgary, Alberta
Canada, T2P 5L5
(Address of principal executive offices)
Todd D. Karran
Senior Vice President and Chief Financial Officer
1000 7th Avenue S.W.
Calgary, Alberta
Canada, T2P 5L5
Telephone: 403-750-3600
Fax: 403-269-7410
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
____________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
141,494,222 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.		Yes	X	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
	X	Yes		No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

		Yes	X	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

		Yes		No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer
X

Indicate by check mark which basis for accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board		Other
X

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
	Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes	X	No

i

ii

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
Presentation of Financial Information
The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in U.S. dollars. We have prepared the annual audited consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as described in the accounting policies in Note 2 of our annual audited consolidated financial statements.
Market and Industry Data
We obtained the market and competitive position data used throughout this annual report on Form 20-F from our own research and surveys, or studies conducted by third parties and industry or general publications, including data from IHS Chemical and IHS Global Insight, Nexant ChemSystems, the American Chemistry Council and other petrochemical industry and economic consultants. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable. We have not independently verified such data. Similarly, our internal research has not been verified by any independent sources.
Currency
All amounts are presented in U.S. dollars, unless otherwise noted.
TRADEMARKS
Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.
ARCEL®, DYLARK®, DYLITE®, and NOVACAT® are registered trademarks of NOVA Chemicals Inc.
SCLAIR® and SURPASS® are registered trademarks of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "should," "would," and "could" often identify forward-looking statements. Forward-looking statements appears in a number of places and includes statements with respect to, among other things:

•	our competitive advantages and our ability to compete successfully;

•	new and conventional feedstock sources, including availability of feedstock generally and the timing of receipt of new feedstock;

•	our plans to utilize our Joffre ethylene and polyethylene capacity;

•	the conversion of our Corunna cracker to utilize up to 100% natural gas liquids;

•	our NOVA 2020 growth plans, including expected costs and timing;

•	our business strategy, the trends we anticipate and general economic conditions;

•	ongoing litigation; and

•	our liquidity.
These forward-looking statement are based on our current expectations and are subject to a number of risks, uncertainties, assumptions and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These statements are not guarantees of future performance.
There is significant risk that predictions, forecasts, conclusions and projections in the forward-looking statements will not prove to be accurate, that our assumptions may not be correct and that actual results may vary from the forward-looking statements. We caution readers not to place undue reliance on our forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
With respect to forward-looking statements contained in this annual report, we have made material assumptions regarding, among other things: future oil, natural gas and natural gas liquids prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; and our ability to meet time and budget targets for significant capital expenditures. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.
Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include:

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
The forward-looking statements in this annual report are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this annual report, and except as required by applicable law, we undertake no obligation to update publicly the forward-looking statements to reflect new information, subsequent events or otherwise.

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable
ITEM 3.    KEY INFORMATION
3.A.    Selected Financial Data
The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended December 31, 2012, which statements have been audited by Ernst & Young LLP, Chartered Accountants.
For the years ended December 31, 2012, 2011 and 2010, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. The periods ended December 31, 2009, July 5, 2009 and December 31, 2008 were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").
The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled "Item 5 — Operating and Financial Review and Prospects."

In accordance with IFRS
The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2012, 2011 and 2010. The information has been derived from our annual audited consolidated financial statements set forth in "Item 18 — Financial Statements."

	Year endedYear Ended December 31
(millions of U.S. dollars, unless otherwise noted)	2012	2011	2010
Consolidated Income Statement Data:
Revenue	$5,055	$5,241	$4,576

Feedstock and operating costs	3,955	4,026	3,737
Research and development	45	41	37
Sales and marketing	31	29	27
General and administrative	165	138	178
Total operating expenses	4,196	4,234	3,979
Operating profit from continuing operations	859	1,007	597

Finance costs, net	(134)	(166)	(186)
Other losses, net(a)	(11)	(18)	(50)
Profit before income taxes from continuing operations	714	823	361
Income tax expense	(156)	(215)	(124)
Profit from continuing operations	558	608	237
(Loss) profit from discontinued operations, net of tax	(14)	7	26
Profit	$544	$615	$263

Selected Financial Data:
Revenue from continuing operations:
Olefins/Polyolefins	$4,747	$4,957	$4,308
Performance Styrenics	357	327	304
Intersegment eliminations(b)	(49)	(43)	(36)
Total revenue from continuing operations	$5,055	$5,241	$4,576

Operating profit (loss) from continuing operations:
Olefins/Polyolefins	$1,007	$1,125	$786
Performance Styrenics	9	7	3
Corporate	(157)	(125)	(192)
Total operating profit from continuing operations	$859	$1,007	$597

Other Consolidated Financial Data:
Capital expenditures for continuing operations	$269	$158	$126
Cash provided by operating activities	$1,146	$950	$655
Ratio of earnings to fixed charges(c)	5.5	5.5	2.8

(a)	Other losses, net include:

	Year endedYear Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Patent litigation	$(9)	$(20)	$(95)
Insurance claim	—	—	45
Other (loss) gain	(2)	2	—
	$(11)	$(18)	$(50)

(b)	Intersegment eliminations relate to feedstock requirements for our long-term styrene monomer processing agreement.

(c)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes plus fixed charges (excluding capitalized interest during the period). Fixed charges consist of interest expense, capitalized interest and amortization of bond discount and issue costs.

(millions of U.S. dollars)	December 31 2012	December 31 2011
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$653	$960
Working capital(a)	$430	$528
Property, plant and equipment	$3,479	$3,446
Total assets	$5,609	$6,208
Total debt(b)	$794	$1,741
Equity	$2,859	$2,380

(a)
Working capital equals trade and other receivables, plus income taxes receivable, inventories, and other current assets; less trade and other payables, income taxes payable, other current liabilities and the current portion of provisions.

(b)	Total debt equals long-term debt plus installments on long-term debt due within one year.
In accordance with Canadian GAAP
The tables below for the periods from July 6, 2009 to December 31, 2009 and from January 1, 2009 to July 5, 2009 and for the year ended December 31, 2008 contain selected financial data prepared in accordance with Canadian GAAP, which have been derived from our previously published audited consolidated financial statements for the periods ending on such dates.
IPIC Transaction
On February 23, 2009, we entered into an arrangement agreement with International Petroleum Investment Company ("IPIC"), which is wholly owned by the government of the Emirate of Abu Dhabi, providing for the acquisition by IPIC of all of our outstanding common shares. On July 6, 2009, IPIC, through a wholly owned subsidiary, acquired all of our issued and outstanding common shares (the "Acquisition"). Our common shares were delisted from the New York Stock Exchange and the Toronto Stock Exchange on July 6, 2009.
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
Although we continued as the same legal entity after the Acquisition, our selected financial data for 2009 is presented for two periods: Predecessor and Successor, which relate to the periods preceding and succeeding the Acquisition. These separate periods are presented to reflect the new accounting basis established for our company as of July 6, 2009, and highlight the fact that the financial information for these periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial information also reflects the additional equity contributions from IPIC.

	July 6- December 31 2009	January 1- July 5 2009	Year Ended December 31 2008
(millions of U.S. dollars, unless otherwise noted)
	Successor	Predecessor
Consolidated Statement of Income (Loss) Data:
Revenue	$1,612	$1,345	$5,645
Feedstock and operating costs	1,157	1,167	5,055
Depreciation and amortization	131	117	235
Selling, general and administrative	82	175	212
Research and development	17	17	44
Foreign exchange losses (gains)	104	39	(117)
Restructuring charges(a)	22	41	32
Total operating expenses	1,513	1,556	5,461
Operating income (loss) from continuing operations	99	(211)	184
Interest expense, net	(83)	(92)	(149)
Other gains (losses), net	—	6	(1)
Income (loss) from continuing operations before income taxes	16	(297)	34
Income tax (expense) recovery from continuing operations	(7)	62	71
Income (loss) from continuing operations	9	(235)	105
Loss from discontinued operations, net of tax	(11)	(4)	(145)
Net loss	$(2)	$(239)	$(40)

Selected Financial Data:
Revenue from continuing operations
Olefins/Polyolefins	$1,482	$1,258	$5,301
Performance Styrenics	143	93	388
Intersegment eliminations(b)	(13)	(6)	(44)
Total revenue from continuing operations	$1,612	$1,345	$5,645

Operating income (loss) from continuing operations
Olefins/Polyolefins	$223	$43	$371
Performance Styrenics	5	(19)	(49)
Corporate	(129)	(235)	(138)
Total operating income (loss) from continuing operations	$99	$(211)	$184

Other Consolidated Financial Data:
Capital expenditures for continuing operations	$55	$35	$144
Cash (used in) provided by operating activities	$(20)	$(258)	$272
Ratio of earnings to fixed charges(c)	1.2	N/A	1.3

U.S. GAAP Financial Data:
Revenue	$1,612	$1,345	$5,645
Net loss	$(2)	$(240)	$(24)

(millions of U.S. dollars)	December 31 2009	December 31 2008
Consolidated Balance Sheet Data:
Cash and cash equivalents	$232	$40
Working capital(d)	$256	$(28)
Property, plant and equipment	$3,553	$2,486
Total assets	$5,596	$4,082
Total debt(e)	$1,824	$1,650
Shareholders' equity	$1,793	$895

U.S. GAAP Financial Data:
Total assets	$5,596	$4,081
Total debt(f)	$1,824	$1,650
Shareholders' equity	$1,800	$746

(a)	Restructuring charges include:

	July 6- December 31 2009	January 1- July 5 2009	Year Ended December 31 2008
(millions of U.S. dollars)
	Successor	Predecessor
Asset impairments	$—	$17	$17
Severance costs	21	13	6
Other	1	11	9
	$22	$41	$32
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

(d)	Working capital equals accounts receivable plus prepaid expenses plus inventories less accounts payable and accrued liabilities.

(e)	Total debt equals long-term debt plus installments on long-term debt due within one year and bank loans.

(f)	Total debt includes long-term debt, installments on long-term debt due within one year and bank loans, all under U.S. GAAP.
3.B.    Capitalization and Indebtedness
Not Applicable
3.C.    Reasons for the Offer and Use of Proceeds
Not Applicable

3.D.    Risk Factors
Risks Related to Our Business
The cyclicality of plastics and chemical businesses may cause significant fluctuation in our income and cash flow.
Our historical operating results reflect the cyclical and volatile nature of plastics and chemical businesses. Our industry historically experiences alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of excess capacity and loose supply that lead to declining capacity utilization, prices and profit margins. Excess industry capacity, especially at times when demand is weak, has in the past and may in the future cause us and other industry participants to lower production rates, which can reduce our margins, profit and cash flow.
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
We purchase large amounts of energy and raw materials, including natural gas, for our businesses, representing a substantial portion of our operating expenses. The prices of energy and raw materials have historically been highly volatile and cyclical. Although certain of our customer contracts are tied to changes in feedstock costs or provide for surcharges if feedstock costs change, many contracts are tied to market prices. Currently, the price of crude oil is disproportionately higher than the price of natural gas resulting in a higher than historical average ratio between the two, potentially giving natural gas-based producers an advantage over oil-based producers. We cannot predict whether and to what extent energy and/or raw materials prices will rise or fall in the future and unanticipated increases in energy and/or raw material prices would increase our costs more than expected, negatively impacting our business, results of operations, financial condition or cash flow if we are unable to fully offset the effect of these increased costs through price increases, productivity improvements or cost reduction programs.
Interruptions in our supply of raw materials and feedstock could adversely affect our business.
We purchase large amounts of raw materials, including natural gas, for our businesses. If temporary feedstock or raw material shortages due to disruptions in supply caused by weather, transportation, production delays, regulatory changes or other factors require us to procure our feedstock or raw materials from alternate suppliers, we cannot provide any assurance that we will be able to do so on terms as favorable as our current terms, or at all.
Unanticipated problems or delays with projects to source additional feedstock may adversely affect our business.
Historically, the amount of ethane available as feedstock in Alberta was largely dependent on volumes of natural gas available to be processed at the ethane extraction plants ("Straddle Plants") on the mainline of the TransCanada Alberta pipeline system and the ethane content in that natural gas. In 2013, due primarily to abundant natural gas supply and lower selling prices in North America and higher than average natural gas storage inventory, we expect the export flows of natural gas from Alberta to be lower than flows experienced in 2012, which were lower than the average flows experienced in the previous five years. This will likely lead to less than historical levels of natural gas flowing through the Straddle Plants and therefore less ethane available under our current long-term ethane supply contracts as feedstock for our ethylene plants in Western Canada. If we are unable to renew existing ethane supply contracts on terms as favorable as our current terms, or at all, or unable to secure additional feedstock supply, our operating results could be negatively impacted.
We continue to work with suppliers, relevant governments and pipeline companies to source additional supply for our feedstock needs. While we have executed agreements to secure additional feedstock supply from conventional and new sources, some of the agreements contemplate other parties investing in, designing and constructing pipelines, fractionation facilities, and/or installing or modifying complex equipment. These projects may suffer significant delays as a result of a variety of factors, such as shortages of workers, key equipment, parts and materials, lack of financing, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, regulatory requirements, unforeseen difficulties or labor issues, any of which could prevent the projects from commencing operations as expected, which could adversely affect our business.
Our NOVA 2020 growth strategy subjects us to risks.
NOVA 2020 is our long-term growth strategy to capitalize on emerging feedstock opportunities from a diverse portfolio of new feedstock sources and increasing North American demand to enhance our market position by expanding our ethylene and polyethylene footprint in North America.
The development and construction of the NOVA 2020 projects involves numerous regulatory, environmental, governmental and legal uncertainties beyond our control and will require the expenditure of significant amounts of capital, and financing may not be available on economically acceptable terms, or at all. Deterioration of the credit markets may result in overall declines in the lending environment, fewer lenders, tighter underwriting and lending approval criteria, and in some cases, higher interest rates. Any limitations on our access to capital or increase in the cost of that capital could significantly impair our NOVA 2020 growth strategy. These projects may not be completed on schedule, at the budgeted cost, or at all. These projects may suffer significant delays as a result of a variety of factors, such as shortages of workers, key equipment, parts and materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, regulatory requirements, unforeseen difficulties or labor issues, any of which could prevent the projects from commencing operations as expected, which could harm our business. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build new polyethylene facilities, the construction will occur over an extended period of time, and we will not receive material increases in revenues until the facilities are placed in service. Certain of our growth projects must receive regulatory approval prior to construction. The regulatory approval process is challenging, and we cannot guarantee such authorization will be granted or, if granted, that such authorization will be free of burdensome or expensive conditions.
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
We sell our products in highly competitive markets. Due to the commodity nature of a majority of our products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, we may not be able to protect our market position by product differentiation. Accordingly, increases in raw material costs and other costs may not necessarily correlate with changes in product prices, either in the direction or magnitude of the price change. Although we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products and controlling selling and administration expenses, we cannot provide any assurance that these efforts will be sufficient to offset fully the effect of any pricing changes on our operating results.
Among our competitors are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than we can. In addition, most of our competitors are larger and have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of our current or future competitors develop proprietary technology that enables them to produce products that compete with our products at a significantly lower cost, segments of our technology could be rendered over time uneconomical or obsolete. The entrance of new competitors into the industry may reduce our ability to capture profit margins in circumstances where capacity utilization in the industry is decreasing. Further, production from low-cost producers in petroleum-rich countries is increasing in the chemical industry and may continue to expand in the future. Any of these developments could affect our ability to enjoy higher profit margins during periods of increased demand. In North America, the emergence of cost-effective raw materials based on shale gas and oil development has resulted in announced production capacity increases, which could affect the supply/demand balance in North America.
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
We may reduce production, idle a facility for an extended period of time, or discontinue certain products because of high raw material prices, an oversupply of a particular product, feedstock unavailability and/or lack of demand for that particular product. When we decide to reduce or idle production, reduced operating rates are often necessary for several quarters or, in certain cases, longer and cause us to incur costs related to the outages and restart of these facilities.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. In 2008, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Our business, financial condition and result of operations were negatively affected in prior periods as a result of the downturn. While credit markets have improved, global economic growth declined in 2012 and uncertainty remains as to the overall rate and sustainability of the economic recovery, particularly in Europe. We cannot provide assurances that we will not experience further recessionary conditions and other adverse effects from economic trends. A further slowing of growth or global recession could result in a variety of risks to our business, including deferrals or reductions of customer orders, potential deterioration of customers' ability to pay us or our suppliers' ability to meet their obligations, losses or impairment charges, reduced revenue, reduced demand for our products, deterioration in our cash balances and liquidity, and increased volatility in energy and raw material prices. Any of the foregoing could adversely affect our business.
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
We are subject to intellectual property and other litigation from time-to-time in the ordinary course of business.
In December 2010, The Dow Chemical Company (“Dow Chemical”) filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS® polyethylene film resins infringe a Dow Chemical Canadian patent. We filed our statement of defense and counterclaim in March 2011. A trial on the infringement issue is scheduled to commence in September 2013 and, if necessary, a subsequent trial to determine damages will be held at a future date. Although we believe that we do not infringe Dow Chemical's patent and have meritorious defenses and intend to vigorously defend this suit, we can give no assurance that we will be able to achieve a satisfactory outcome.
A claim was filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate (collectively, "Dow") concerning the third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount claimed is approximately $300 million. Dow has also claimed for further losses and damages in an amount to be proven at the trial of this action, therefore the amount claimed will increase. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is approximately $700 million.
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
We are subject to extensive foreign, federal, provincial, state and local environmental laws and regulations concerning the manufacturing and processing of certain chemical substances, air emissions, water discharges and the generation, handling, storage, transportation, treatment, disposal and cleanup of regulated substances. Our operations involve the risk of accidental discharges or releases of hazardous materials, personal injury, property and environmental damage. Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. We cannot provide assurance that we will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.
From time to time, we have entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, we may be subject to strict and under certain circumstances, joint and several liabilities for the costs of environmental contamination on or from our properties, and at off-site locations where we disposed of or arranged for disposal or treatment of hazardous substances, and may also incur liability for related damages to natural resources. We have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation

and Liability Act of 1980, or its state equivalents, at several third-party sites. We have a provision in our consolidated financial statements to cover the estimated costs of remediation of discontinued sites and future environmental liabilities. Nevertheless, we cannot provide assurance that we will not incur substantial costs and liabilities resulting from future events or unknown circumstances, which will be material or exceed our reserves.
We could incur significant costs to comply with greenhouse gas emission reduction requirements, which in turn could reduce our operating results and cash flow.
We are subject to legislation and regulation regarding climate change, and federal, state, provincial and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating greenhouse gas (“GHG”) emissions and energy policies. Compliance with any new rules could be difficult and costly.
The Canadian federal government, recognizing the recent global economic recession and Canada's approximate 2% contribution of global GHGs, has indicated an intent to balance national environmental and energy policies between economic renewal and sustainable development. We anticipate legally binding federal GHG emission reduction requirements to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain. Many Canadian provinces are also considering or implementing GHG emissions reduction legislation. The U.S. Environmental Protection Agency has also implemented GHG emissions reduction legislation and state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change that could impact our U.S.-based facilities.
Due to the uncertainty of long term regulatory requirements, we cannot provide assurance that we will not incur substantial costs to meet GHG emission reduction requirements or whether they will be material.
We are dependent upon certain key members of management.
Our success depends to a significant degree on the abilities and efforts of our senior management. Moreover, our success depends on our ability to attract, retain and motivate qualified management, engineers, technical and sales personnel. These people are in high demand and often have competing employment opportunities. The labor market for skilled employees in the plastics and chemical industry is competitive, and we may lose key employees or be forced to increase compensation to retain these people. Employee turnover could significantly increase our employee costs. The loss of key personnel, or the failure to attract qualified personnel, could have a material adverse effect on our business, financial condition or results of operations.
We may be subject to losses that are not covered by insurance.
We carry comprehensive liability, property (including fire and extended perils) and business interruption insurance on all of our facilities, with deductibles and other policy specifications and insured limits customarily carried in the petrochemical industry for similar properties. In addition, some types of losses, such as losses resulting from war are not insured. We determine coverage limits based on what we believe to be a reasonable maximum foreseeable loss scenario for our operations. In the event that an uninsured loss or a loss in excess of insured limits occurs, we will not be reimbursed for the cost to replace capital invested in that property, nor insured for the anticipated future revenues derived from the manufacturing activities conducted at that property, while we could remain obligated for any indebtedness or other financial obligations related to the property. Any such loss could adversely affect our business, results of operations or financial condition.
We have made and may continue to make investments in entities and assets that we do not control.
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
As of December 31, 2012, we had approximately 2,500 employees globally. Approximately 300, or 12%, of our North American employees are represented by unions under two separate collective bargaining agreements that expire on March 31, 2013 and March 14, 2015. We expect to renew the contract that is due to expire on March 31, 2013. However, if we are unable to negotiate acceptable contracts with these unions upon expiration of an existing contract or other employees were to become unionized, we could experience work stoppages, a disruption in operations or higher labor costs, which could have an adverse effect on our business, financial condition, results of operations or cash flow.
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
There are numerous recent changes to the U.S. patent laws and changes to the rules of the U.S. Patent and Trademark Office ("USPTO"), which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, in 2011, the America Invents Act came into force. That act codified several significant changes to the U.S. patent laws, which came into effect in 2012, including, among other things, limiting where a patentee may file a patent suit, requiring the apportionment of patent damages, replacing interference proceedings with derivation actions, an enhanced system allowing third parties to submit prior art to the USPTO, and creating a new post-grant opposition process to challenge patents after they have issued. The most significant change will be the conversion from a "first to invent" to a "first inventor to file" system effective March 16, 2013. The USPTO has issued new rules and regulations, but their effect cannot be determined until they are interpreted by the Federal Courts and Court of Appeals for the Federal Circuit.
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
Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties alleging that we infringe third-party intellectual property rights. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling products and require us to redesign, relabel or, in the case of trademark claims, rename our products, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.
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
We currently maintain four defined benefit plans in North America covering various categories of employees and retirees. Funding obligations are determined using actuarial valuations that are based on certain assumptions about the long-term operation of the plans, including future salary increases, mortality rates, future pension increases, termination and retirement rates and the performance of the financial markets and interest rates. If future events differ from the assumptions, the amount we are obligated to contribute to the plans may increase or decrease. If assets underperform our assumptions or if interest rates are lower than assumed, we may be required or may choose to make substantial contributions to these plans, which may divert committed capital to satisfy funding requirements related to these obligations and delay or cancel projects that we believe would increase our ability to meet our customers' needs as well as our profitability.
Adverse conditions in the equity markets globally in 2008 and 2009 resulted in significant shortfalls between actual asset returns and our assumptions. Since that time, our contributions to our defined benefit plans have increased substantially, despite funding relief measures enacted by U.S. federal and the Canadian provincial legislators over the period from 2009 to 2011. As the funding relief measures expired in 2011 and 2012, further increases to our contributions in the form of large special payments were required to address the shortfall between pension assets and liabilities. These large special payments will continue in 2013 with total contributions anticipated to be similar to the 2012 funding.
Our business may be adversely affected by increases in health care costs and obligations.
Despite the global recession, domestic health care costs continue to increase each year, and could accelerate due to inflationary pressures on the overall health care trend rates. These pressures may in part stem from requirements legislated by the Patient Protection and Affordable Care Act enacted in 2010 and may result in increases in our health care costs which may negatively impact our results of operations and cash flow.

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
We have a significant amount of indebtedness. As of December 31, 2012, we had (a) total indebtedness of $794 million and (b) additional amounts of $565 million available for borrowing under our credit facilities (less $21 million utilized as of December 31, 2012), subject to customary conditions. In addition, subject to the restrictions in our credit facilities and our indentures, we may incur significant additional indebtedness from time to time, including debt to finance our NOVA 2020 growth projects.
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

If new debt is added to current debt levels, the related risks described above would intensify. If financing is not available when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results, financial condition and cash flows.

We will require a significant amount of cash to service our indebtedness and our ability to generate cash depends on many factors beyond our control.
Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We have a significant amount of indebtedness, of which as of December 31, 2012, $359 million is scheduled to mature between 2014 and 2017. We cannot provide any assurance that:

•	our business will generate sufficient cash flow from operations;

•	future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

•	we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.
Factors beyond our control will affect our ability to make these payments and refinancings. These factors could include those discussed elsewhere in this annual report on Form 20-F, including under this Risk Factors section and under "Forward-Looking Statements."
If we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures in the ordinary course and/or related to our growth projects or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot provide any assurance that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.
Our debt agreements restrict our ability to take certain actions.
The agreements governing our indebtedness impose significant operating and financial restrictions on us and our subsidiaries. These restrictions may restrict our ability to pursue our business strategies, such as acquisitions or joint ventures, or engage in other favorable business activities.
Our indentures
Our indentures governing our public debt contain various covenants that limit our ability to engage in certain transactions, including the ability to create liens or engage in sale and leaseback transactions, and could reduce the available capacity under our revolving credit facilities.
Our credit facilities
We currently have three revolving credit facilities aggregating $565 million of borrowing capacity. As of December 31, 2012, $21 million of the available $565 million borrowing capacity was utilized. While each of the credit facilities contains typical affirmative and negative covenants, which are substantially the same, our senior secured revolving credit facility, as well as our accounts receivable securitization programs, contain financial covenants, which require quarterly compliance. Our ability to meet the financial covenants may be impacted by events beyond our control, and we may not be able to satisfy these covenants in the future.
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
Standard & Poor's Corporation, Moody's Investor Service, Inc., Dominion Bond Rating Service Limited ("DBRS") and Fitch Ratings Ltd. maintain credit ratings for our debt securities. Except for the DBRS rating, each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could result in increased interest and other financial expenses relating to our future borrowings and could restrict our ability to obtain additional financing on satisfactory terms, if at all. In addition, any downgrade could restrict our access to, and negatively impact the terms of agreements with our suppliers.
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

The interests of IPIC and its affiliates could conflict with the interests of the holders of our debt. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of IPIC, as equity holders, might conflict with the interests of our debt holders. IPIC and its affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investments, even though such transactions might involve risks. Additionally, IPIC and its affiliates are in the business of making investments in companies, and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours.
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

•
In June 1994, we acquired our linear low-density and high-density polyethylene facility at the St. Clair River site in Corunna, Ontario, as well as the proprietary SCLAIRTECHTM technology and a global SCLAIRTECH technology licensing business, from DuPont Canada Inc.

•
In September 1996, we acquired the styrenics business of ARCO Chemical Company; in December 1998, we acquired the majority of Huntsman Corporation's U.S. and European styrenics businesses, excluding its North American expandable polystyrene ("EPS") assets; and in January 2000, we acquired the European solid polystyrene and EPS assets, Chilean EPS production and molding assets and associated worldwide sales and marketing operations of The Shell Petroleum Company Limited.

•	In December 1996, we announced that we had developed Advanced SCLAIRTECH™ polyethylene technology.

•	In October 2000, along with Union Carbide Canada Inc. (now Dow Chemical Canada ULC), we commenced operation of a jointly owned, third ethylene plant in Joffre, Alberta.

•	In July 2001, we commenced operation of our second polyethylene plant ("PE2") at Joffre, Alberta, which operates using Advanced SCLAIRTECH technology.

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

•	On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals.

•
On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to INEOS. The joint venture began in October 2005, as NOVA Innovene, a 50:50 joint venture formed by the merger of our European styrenic polymer business with Innovene's European styrenics business. On December 16, 2005, United Kingdom-based INEOS Group Ltd. ("INEOS") announced that it had acquired Innovene. On October 1, 2007, we and INEOS expanded our joint venture to include our respective North American styrene monomer and styrenic polymer assets.

•
In June 2011, we announced "NOVA 2020" — our strategic growth plan to take advantage of emerging feedstock supply from a diverse portfolio of new feedstock sources to enhance our market position by expanding our ethylene and polyethylene footprint. In addition to the project underway to revamp our Corunna cracker to utilize up to 100% natural gas liquids ("NGLs"), we announced engineering and feasibility studies to investigate a second world-scale Advanced SCLAIRTECH technology facility in North America and a further expansion of our Corunna cracker. Proposed projects in our Alberta region include: building a world-scale gas phase reactor and an upgrade of our E2 furnaces. We expect to commission and start-up the new gas phase reactor and complete the first phase of the furnace project by the end of 2015.

Developments since January 1, 2012

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

•
In May 2012, we signed a memorandum of understanding with Mistral Midstream Inc. to purchase ethane from a proposed gas processing facility to be located in southeast Saskatchewan, Canada. Ethane from this new facility will be transported on the Vantage Pipeline to Alberta.

•	In September 2012, we repaid the outstanding balances on both the U.S. and Canadian programs, using cash-on-hand, and have not requested further funding since the repayment.

•	In November 2012, we signed an agreement with Paramount Resources Ltd. for a long-term ethane purchase agreement sourced primarily from Paramount's new deepcut facility, Musreau, in Alberta.

•	On October 25, 2012, we repaid our $400 million floating rate notes due in November 2013 using cash-on-hand.

•	On December 17, 2012, we executed a Third Amending Agreement to our $425 million senior secured revolving credit facility to, among other things, extend the maturity date to December 17, 2016.
Events Subsequent to December 31, 2012

•	In February 2013, we called our $100 million 7.875% debentures due 2025 early. We intend to repay these debentures using cash-on-hand on March 15, 2013.
For a description, including the amount invested, of our principal capital expenditures since the beginning of our last three fiscal years, see the Liquidity and Capital Resources section included in this annual report under "Item 5 — Operating and Financial Review and Prospects."

4.B.    Business Overview
General
Our principal business is the production and selling of plastics and chemicals. We operate an Olefins/Polyolefins business unit that produces and sells ethylene, polyethylene, higher-value polyethylene manufactured using our Advanced SCLAIRTECH technology, and a variety of chemical and energy products (commonly known as co-products). We also operate a Performance Styrenics business that produces and sells EPS and ARCEL® resin.
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
In addition to our principal business of producing and selling plastics and chemicals, we offer some proprietary technologies for licensing.
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
Olefins/Polyolefins Business Unit
Our Olefins/Polyolefins business unit produces ethylene and polyethylene. As part of the ethylene production process, and in the preparation of feedstocks for this process, we also produce a number of co-products.
Our Joffre, Alberta, site is integrated with the AEGS pipeline system, which connects large-scale ethane extraction plants and ethane storage facilities to our ethylene plants.
We have contracts for ethylene and ethane storage for our Joffre facility. We expect to have a new ethylene storage cavern available in 2013 that will be a long-term arrangement to supplement our current storage capacity.
The Joffre Feedstock Pipeline ("JFP") is also integrated with the Joffre site and connects NGLs production and storage facilities in Fort Saskatchewan, Alberta to the Joffre site. JFP is currently used to transport propane feedstock to Joffre, and we are the sole shipper on the pipeline. Beginning in the second half of 2013, JFP will also be used to transport a new supply of ethane which will be extracted by Williams Energy (Canada), Inc. (“Williams”) from off-gas produced at oil sands upgrading facilities to our Joffre site. Ethylene produced at Joffre is fed directly to onsite polyethylene production at Joffre, as well as to customers at Joffre, Prentiss, Edmonton and Scotford, Alberta, and to storage and customers at Fort Saskatchewan, Alberta through the ethylene delivery system ("EDS") that is integrated with our Joffre site. Both JFP and EDS are owned by a third party, but we are the exclusive shipper and operate both assets.

Our Corunna, Ontario, ethylene facility is connected to multiple pipeline and rail systems that, in conjunction with the facility's flexible feedstock capabilities, enable us to optimize our feedstock slate. The Corunna facility provides ethylene by pipeline to our polyethylene production facilities in Mooretown, Ontario, and our St. Clair River site in Corunna, Ontario. The Corunna facility also sells ethylene to third party merchant customers into the Sarnia, Ontario area.
We have onsite storage for our feedstock and products, which we supplement with storage contracts at nearby third-party facilities.
For financial reporting purposes, we have three reportable segments as part of our Olefins/Polyolefins business unit: Joffre Olefins, Corunna Olefins and Polyethylene.
Ethylene
We have annual production capacity of approximately 6.6 billion pounds of ethylene (excluding Dow's share of E3) at two locations in Joffre, Alberta, and Corunna, Ontario. Ethylene is a commodity chemical that we produce through thermal cracking, or pyrolysis, of various feedstocks, a process that uses high temperatures to break down the carbon chains. The feedstocks used to produce ethylene are NGLs, including ethane, propane and butane, and crude oil derived feedstocks, including naphtha and gas oils. The most common feedstocks used by us are ethane and, to a lesser extent other NGLs, crude oil and naphtha. Ethylene is used in the manufacture of polyethylene, styrene monomer, styrenic polymers and polyvinyl chloride, as well as chemical intermediates such as ethylene oxide, ethylene glycol, ethylene dichloride and vinyl acetate.
Co-Products
Co-products are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene, and butadiene — building blocks that are used to make items such as tires, carpet and clothing fibers, or various household goods. Energy co-products include gasoline additives and fuel oil. The profitability of co-products depends on energy prices and the supply and demand balance for each co-product. Total co-product production capacity is approximately 5.5 billion pounds per year, but actual production is dependent on the feedstock mix used in the facilities. The majority of the co-products produced at our Joffre, Alberta, and Corunna, Ontario, facilities are sold to third parties in markets in Alberta, Ontario and the U.S. However, some co-products are consumed internally by us either as fuel or for the production of other products.
Polyethylene
We have annual production capacity of approximately 3.7 billion pounds of polyethylene. Polyethylene is produced through the polymerization of ethylene. We produce polyethylene at three locations in Canada: Joffre, Alberta; St. Clair River, Corunna, Ontario; and Mooretown, Ontario. In Joffre, the polyethylene production is supplied ethylene from our E1, E2 and E3 crackers; and in Ontario, the polyethylene production is supplied ethylene from our Corunna cracker.
We have two polyethylene plants located at Joffre, Alberta, PE1 and PE2. PE1 has annual production capacity of approximately 1.48 billion pounds and produces LLDPE. PE1 currently utilizes the NOVACAT® family of catalysts that was developed by us and our catalyst development partner, INEOS, as well as our proprietary gas-phase process technology originally licensed from Union Carbide Corporation ("UCC"). The licenses from UCC are fully paid and the obligations of confidence and non-use pursuant to these licenses have expired. Accordingly, we pay no royalties for the use of this technology and independently sustain and develop this technology as used in our facilities. PE2 has annual production capacity of approximately 950 million pounds. PE2 uses Advanced SCLAIRTECH technology to produce our SURPASS and some SCLAIR polyethylene resins.
We have a polyethylene plant located at the St. Clair River site in Corunna, Ontario, which has annual production capacity of approximately 450 million pounds. The St. Clair plant utilizes our proprietary SCLAIRTECH technology and typically manufactures HDPE at this plant, but can also manufacture LLDPE.
We have a polyethylene site located near Mooretown, Ontario, that has an annual production capacity of approximately 840 million pounds. One of the lines at the site currently uses our proprietary gas-phase process technology originally licensed from UCC to produce HDPE and the other line at the site currently uses our proprietary high pressure process technology, also originally licensed from UCC, to produce LDPE. These licenses from UCC are fully paid and the obligations to UCC of confidence and non-use pursuant to these licenses have expired. In 2010, we completed a modernization and expansion project on our LDPE line. In late 2011, our Mooretown LDPE facility suffered an unplanned shutdown. Throughout the majority of 2012, the LDPE line ran in a modified set-up with reduced capability while we prepared for the full repair. In October 2012, we shut down the line to make repairs and in January 2013 the line returned to commercial operations at its full capacity.
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
All of the ethylene plants at the Joffre site use ethane as their primary feedstock. Historically, the majority of ethane has been supplied to us under contracts with the owners of NGLs extraction and fractionation plants located in Alberta that extract the ethane as the natural gas leaves Alberta. The price we pay under these agreements typically consists of two components: (1) the cost to replace the energy content of the ethane extracted from the gas stream (this component varies directly with the price of natural gas) and (2) a fee to cover an agreed upon portion of the costs of plant operation and return on invested capital (this component may be fixed or vary with production).
We will continue to acquire ethane from conventional sources related to the export flows of natural gas across the Alberta border, and beginning in 2013, we will supplement our ethane supply by acquiring ethane originating from other diverse sources, including ethane extracted from associated gas produced in North Dakota, ethane extracted from off-gas produced at oil sands upgrading facilities in Alberta and ethane extracted in the field, near the natural gas production.
We continuously look for opportunities to expand and diversify our feedstock flexibility and supply to enhance our operational flexibility and support longer-term growth opportunities.
Two examples of new sources of feedstock that we expect to begin consuming in 2013 are:

1.
Ethane from natural gas associated with oil production in the Williston shale basin. On January 31, 2011, we executed definitive agreements with Hess Corporation ("Hess") and Vantage Pipeline Canada ULC/Vantage Pipeline US LP ("Vantage") to purchase ethane produced at Hess' Tioga Gas Plant in North Dakota and to transport this ethane to Alberta, Canada via a pipeline to be constructed and owned by Vantage. We have the right to purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement. The pipeline, called the Vantage Pipeline, is expected to be commissioned in the fourth quarter of 2013, subject to receipt of regulatory and other approvals. We expect to begin receiving ethane from the Williston shale basin beginning in the fourth quarter of 2013.

2.
Ethane that will be extracted from the oil sands upgrading. On March 25, 2011, we entered into a long-term agreement with Williams for a feedstock supply of ethane to be extracted from off-gas produced at oil sands upgrading facilities located at Fort McMurray, Alberta. Under the terms of the agreement, up to 17,000 barrels per day of ethane will be supplied and transported via the JFP to our Joffre, Alberta petrochemical facilities. We expect to receive this feedstock supply starting in the third quarter of 2013.

Virtually all of the ethane requirements for the Joffre site are currently transported via AEGS under a long-term transportation agreement. We have also entered into an operating agreement with Veresen, the owner of AEGS, under which we are responsible for the physical operation of AEGS, while Veresen has responsibility for all commercial aspects of AEGS operations.
To supplement our ethane supply, we also have the flexibility to use propane, via JFP, as feedstock in our Joffre operations to produce ethylene and will retain this flexibility even after ethane from Williams begins to flow in the second half of 2013.
As part of the ethylene production process at Joffre, we produce approximately 830 million pounds of co-products per year, depending on the feedstock used. Co-products, other than hydrogen, methane and carbon dioxide, are shipped by railcar to markets in Alberta, Ontario and the U.S. Gulf Coast.
Corunna, Ontario Facility
Our Corunna, Ontario olefins facility, located near Sarnia, Ontario, has an annual production capacity of approximately 1.8 billion pounds of ethylene and 4.7 billion pounds of co-products (including 900 million pounds of propylene). The facility has the flexibility to process a wide range of hydrocarbon feedstocks, including ethane, propane, butane, crude oil, naphtha and condensates, to produce ethylene and co-products for use by our downstream operations and for sale to third parties. Actual production quantities of ethylene and co-products are dependent on the feedstock mix with heavier feedstocks such as naphtha and condensate producing less ethylene and more co-products while lighter feeds such as ethane, propane and butane produce more ethylene and less co products. The feedstock chosen depends on market conditions and is determined by using a linear program that calculates the optimal feedstock mix to produce the most profitable mix of products. The majority of ethylene production from the Corunna olefins facility is used internally by us to produce polyethylene.
Feedstocks for the Corunna, Ontario olefins facility are obtained from a wide variety of sources. Crude oil, condensate and naphtha are the main heavy feedstocks processed at the facility. Propane, butane and an ethane/propane mix (also called "EP") are the main NGL feedstocks processed at the Corunna facility. Our feedstocks are sourced from western Canadian and local producers, as well as United States sources, principally by pipeline and rail. In 2012, we began utilizing EP mix sourced from Conway, Kansas via pipeline as part of our strategy to shift towards lighter feedstocks.
We are currently revamping the Corunna cracker facility to utilize up to 100% NGL feedstock. The primary feedstock will be ethane supplied from the Marcellus Shale Basin using an existing pipeline to transport it into the Sarnia region. We expect to begin receiving ethane from the Marcellus Shale Basin in the third quarter of 2013 and anticipate that the approximately $250 million Corunna conversion project will be completed in the first quarter of 2014.
After the completion of the conversion project, we will utilize ethane (along with some propane and butane) as our primary feedstock. While we will retain the flexibility to use heavier feedstocks such as naphtha when market conditions are favorable, we expect the use of heavy feedstocks to be minimal, if at all. This change to lighter feedstocks will reduce the total volume of co-products produced at the facility.
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
Performance Styrenics
Our Performance Styrenics segment includes our EPS and ARCEL resin assets and our minority interest in LyondellBasell's Channelview, Texas, PO/SM facility.
The long-term styrene monomer processing agreement associated with our interest in LyondellBasell's PO/SM facility provides sufficient styrene monomer supply for the operation of our Performance Styrenics business. We sell our excess styrene to third-party customers.
North American Polymers
We produce EPS at our Beaver Valley site in Monaca, Pennsylvania, and at our Painesville, Ohio, facility. EPS resins are used in applications such as foam cups, noodle bowls, takeout and ice cream containers, insulation board and foam packaging. Our EPS cup and container resin is sold under the trademark DYLITE®.
Our Beaver Valley site in Monaca, Pennsylvania, also produces ARCEL resin, which contains polystyrene and polyethylene. This expandable bead is sold into the protective packaging market. In addition to producing ARCEL resins at our Beaver Valley site, ARCEL resin is produced near Shanghai, China under an agreement with Ningbo Chang-Qiao Engineering Plastics Co., Ltd., an affiliate of Loyal Chemical Industrial Corporation.
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
The following table summarizes the geographic segments in which we sell our products and the percentage of sales from continuing operations in each segment.

Percentage of Sales by Geographic Segment
	Year Ended December 31
	2012	2011	2010
Canada	49%	46%	43%
United States	46%	49%	52%
Europe and Others	5%	5%	5%
No significant portion of our business is dependent upon a single customer. Sales to Canadian and United States federal, state, provincial and local governmental bodies account for less than 1% of annual sales.
As of December 31, 2012, we leased or owned approximately 6,500 rail hopper and tank cars for use in transportation and delivery of our polyethylene, co-products and styrenic polymer products to customers in North America. Trucks are used for distributing products sold in bags and boxes and smaller loads of bulk products. Marine vessels are used to transport bulk product and products sold in bags and boxes, mostly to Asia. We do not own or lease trucks or ships, but do pay transportation fees under short-term arrangements.

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
We were initially a licensee of the technology used in our manufacturing operations. However, over time, we have acquired a variety of business units with associated technology assets in areas including process and catalyst technology, as well as polymer technologies. In addition, since 1994 we have expanded our research and development activities. The result is a technology portfolio with approximately 800 patents, leading-edge solution polyethylene process technologies such as Advanced SCLAIRTECH technology, proprietary single-site catalyst positions, and proprietary cracking technology and advanced oligomerization technology.
We own two key technologies for the production of solution polyethylene — SCLAIRTECH technology and Advanced SCLAIRTECH technology. In addition to these technologies, we conduct research and development on other polyethylene technologies including gas-phase and high-pressure technology.
We acquired our proprietary SCLAIRTECH technology and a global SCLAIRTECH technology licensing business from DuPont Canada Inc. in 1994. Our St. Clair River site utilizes SCLAIRTECH technology to produce SCLAIR HDPE resins. In addition, our SCLAIRTECH technology is practiced under license by producers in multiple countries.
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

In April 2003, we announced the commercial introduction of our first polyethylene resins produced with Advanced SCLAIRTECH technology and utilizing our new proprietary single-site catalyst. We manufacture and sell these polyethylene resins under the trademark SURPASS. SURPASS resins have been commercialized in various applications, including, but not limited to, film and rotational molding applications.
We continue to focus on developing and commercializing higher value polyethylene manufactured using Advanced SCLAIRTECH technology, including those used in film, injection molding and rotational molding.
Polyethylene Catalysts
We have developed three key proprietary families of catalyst technologies for polyethylene production. The first is a family of proprietary single-site catalysts for Advanced SCLAIRTECH technology and other polymer technologies including gas-phase polyethylene. These single-site catalysts impart unique properties and create products that compete with many metallocene-based polyethylene products. The second family of catalysts includes proprietary Z-N catalysts used for SCLAIRTECH technology and Advanced SCLAIRTECH technology. Finally, the NOVACAT family of catalysts was developed by us and our catalyst development partner, INEOS, for use in gas-phase polyethylene. NOVACAT catalysts provide enhanced throughput, product range and properties when compared to traditional Z-N catalysts in commercial gas-phase polyethylene production facilities. Variants of the catalyst are available for the manufacture of conventional and higher value LLDPE and narrow molecular weight HDPE. The NOVACAT family of catalysts is currently being used on our and INEOS' polyethylene technologies.
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
Responsible Care® and Environmental Regulations
In 1985, we adopted the Responsible Care initiative as the basis for our overall safety, health, environment, security, risk and sustainability program. Responsible Care is a global chemical industry performance initiative created by the Chemistry Industry Association of Canada in 1985 and adopted by the American Chemistry Council in the United States in 1988. Responsible Care is currently practiced by chemical industry associations in over 50 countries worldwide. Responsible Care requires participants to commit to the responsible management of the total life cycle of their products.
Since 1990, we have utilized an internal environment, health and safety audit program to manage regulatory compliance at our operating facilities. Our Responsible Care Audit Program was evaluated by a leading international environment, health and safety consulting firm in 1997, 2001, 2003, 2007 and 2012. Based on the 2012 assessment, the consulting firm concluded that our Responsible Care program has the hallmarks and attributes of an industry-leading program.
Like other companies in our industry, we are subject to extensive environmental laws and regulations at all levels of government. These laws and regulations concern the manufacture and processing of certain chemical substances, discharges or releases to air, land or water and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials.
Although we believe that our businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of chemical products involve the risks of accidental discharges of hazardous materials, personal injury and property and environmental damage.
IFRS requires companies to record provisions for future plant decommissioning and site restoration costs on both active and inactive plants at the present value of the expected costs to settle the obligation when the assets are retired. At December 31, 2012, we had $101 million of accumulated reserve for activities anticipated to be required for the decommissioning and site restoration of currently active plant sites.

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
The following table summarizes the amount we spent on environmental activities during our last three fiscal years.

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Environmental capital expenditures(1)	$5	$6	$3
Operating expenses relating to environmental protection	$10	$9	$8
Purchase of environmental compliance units	$12	$5	$—
Remedial expenditures to dismantle and remediate discontinued sites	$1	$1	$1

(1)	Includes pollution abatement and remedial programs.

(2)	Environmental compliance units include purchases of greenhouse gas offset and biodiesel credits.
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
4.D.    Property, Plants and Equipment
We own a number of plants and facilities for the production of chemicals and plastics. For a detailed discussion regarding the use, capacity and products of these facilities, see "Item 4.B. — Business Overview." In addition to our production facilities, we lease or own approximately 500,000 square feet of office space in numerous locations, mostly in North America. Our head office is located in Calgary, Alberta. Our United States commercial center is located in Moon Township, Pennsylvania. For further information on environmental issues that may affect our utilization of our assets, see "Item 3.D. — Risk Factors" and Responsible Care and Environmental Regulations under "Item 4.B. — Business Overview." For further information on our plans to construct, expand and improve our facilities as part of our NOVA 2020 strategic growth plan, see "Item 3.D. — Risk Factors", "Item 4.A. — History and Development of the Company" and "Item 5 — Operating and Financial Review and Prospects."
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not Applicable

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the information contained in the annual audited consolidated financial statements and the notes thereto included in this annual report on Form 20-F. This MD&A is based upon our annual audited consolidated financial statements prepared in accordance with IFRS, as issued by the IASB. Throughout this MD&A, references are made to certain measures that do not have any standardized meaning prescribed by IFRS. These measures are discussed in Supplemental Measures.
Our MD&A is organized as follows:

•	Our Business - provides a description of our business, including risks and trends; market overview; overview and outlook of our business units and segments; and research and development activities.

•	Critical Accounting Estimates - discusses the accounting policies that require critical judgments and estimates.

•	Results of Operations - provides an analysis of our financial results for the three years presented in our annual audited consolidated financial statements.

•	Liquidity and Capital Resources - provides an analysis of our liquidity, cash flows, contractual obligations, and off-balance sheet arrangements.

•	Market Risk - provides a quantitative and qualitative discussion of the market risks that we are exposed to in our normal business activities.
Our Business
NOVA Chemicals Corporation
We are a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods. We operate two business units: Olefins/Polyolefins and Performance Styrenics.
Business Units

•	Olefins/Polyolefins manufactures and sells ethylene and polyethylene ("PE"), as well as chemical and energy products, which are commonly known as co-products.

•	Performance Styrenics manufactures and sells expandable polystyrene, or EPS, and ARCEL resin.
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
This alternating pattern of supply surplus and shortage creates the earnings cycles that are typical in commodity industries. We are particularly sensitive to this cyclicality given that our business is less diversified than most of our competitors.

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
Costs — feedstock cost is critical to sustained profitability
Feedstock costs are the single largest component of our costs and account for 70-80% of the total cost of our products. Our primary feedstocks include ethane, other natural gas liquids (also referred to as NGLs), crude oil, naphtha and condensates. Feedstock costs heavily influence the price of our products.
The remaining 20-30% of the total cost of our products consists of variable conversion costs and fixed costs such as: plant operating and distribution costs; sales and marketing costs; general and administrative costs; and research and development costs ("R&D"). Sales and marketing and general and administrative costs represent all direct and most indirect expenses incurred in directing and managing the company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.
The following table illustrates how changes in various feedstock costs could affect our after-tax profit assuming all other factors are held constant. The sensitivity is based on 2012 actual consumption volumes (excluding hedged items and respective hedging instruments, if any) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in after-tax profit
Crude oil	+10%	$78
Natural gas	+10%	$17
Propane	+10%	$23
Butane	+10%	$31

(1)	A 10% decrease in feedstock costs would have the opposite effect.
Foreign currency sensitivity
Our investing, financing and operating activities are exposed to currency risks. Foreign currency risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities when revenue or expenses are denominated in a different currency from our functional currency.
The following table demonstrates the sensitivity to a 10% strengthening of the Canadian dollar against the U.S. dollar, with all other variables held constant, of our after-tax profit and other comprehensive income. The impact of translating the net assets of foreign operations into our reporting currency is excluded from the sensitivity analysis. Any change in the Euro would not be material.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in after-tax profit	Decrease in other comprehensive income
2012	+10%	$70	$28
2011	+10%	$64	$28
2010	+10%	$62	$19

(1)	A 10% weakening of the Canadian dollar against the U.S. dollar would have the opposite effect.
Olefins/Polyolefins Business Unit
Our Olefins/Polyolefins business unit produces and sells ethylene, PE and co-products from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on its cost competitive feedstock, world-scale and energy-efficient manufacturing facilities in Alberta and proprietary technology such as Advanced SCLAIRTECH and gas-phase PE process technology, as well as PE catalyst technology.

Our Olefins/Polyolefins business unit contains three reporting segments:

•	Joffre Olefins, which produces and sells ethylene and co-products and includes the Joffre, Alberta, site's three ethylene crackers.

•	Corunna Olefins, which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

•	Polyethylene, which produces and sells PE, and includes both the Alberta and Ontario based PE assets.

Olefins/Polyolefins Business Unit Snapshot
Reporting Segment	Primary Products	Capacity	Manufacturing Sites	Primary Feedstock

Joffre Olefins	Ethylene Co-Products(1)	4.8 Blbs 0.8 Blbs	Joffre, Alberta	Ethane
Corunna Olefins	Ethylene Co-Products(1)	1.8 Blbs 4.7 Blbs	Corunna, Ontario	Ethane, Propane, Butane, Crude oil, Naphtha and Condensates(2)
Polyethylene	Linear low-density PE Low-density PE High-density PE	3.7 Blbs	Joffre, Alberta Mooretown, Ontario St. Clair River, Ontario	Ethylene (Internally supplied)

(1)	The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

(2)
We are currently undertaking a project to convert the Corunna, Ontario, cracker to utilize up to 100% NGLs. The use of crude oil, naphtha and condensates will be minimal, if at all, after the completion of the project, which is anticipated to occur in the first quarter of 2014.

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
Joffre Olefins
Joffre Olefins produces and sells ethylene and co-products and includes three world-scale ethylene crackers in Joffre, Alberta. Our share of production capacity from the Joffre crackers, which excludes Dow's 50% interest in the Ethylene 3 cracker, is 4.8 billion pounds per year and represents approximately 75% of our total nameplate ethylene production capacity. Approximately half of our production capacity at Joffre supports internal PE production, while the remainder is sold to third parties. The Joffre crackers have the capacity to produce approximately 830 million pounds per year of co-products such as hydrogen, propylene and other hydrocarbons.
The primary feedstock of the Joffre ethylene crackers is ethane, which is typically extracted from natural gas by third-party field and straddle plant operators and delivered to the Joffre site via pipeline. The majority of ethane used at the Joffre site is extracted and delivered under medium- to long-term contracts. We also have the flexibility to use propane to meet a portion of our feedstock requirements when the economics are favorable.
In 2013, we expect to begin to utilize ethane extracted from natural gas associated with oil production in the Williston shale basin in North Dakota and ethane extracted from oil sands upgrading.
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

Corunna's flexi-cracker can process a large range of feedstocks and produce a diverse range of chemical and energy co-products. We are able to adjust Corunna's feedstock slate among NGLs, crude oil and crude oil derivatives, as market conditions fluctuate. Corunna's crude oil processing unit allows us to purchase crude oil and produce our own naphtha when it is economically favorable to do so. The Corunna facility can access NGLs, such as propane, butane and EP mix from local producers, Western Canada or the United States. The Corunna facility can also access crude oil, condensates and naphtha from various North American supply sources.
During the first quarter of 2014, we expect to complete a project to convert the Corunna cracker to utilize up to 100% NGL feedstock, with ethane (along with some propane and butane) as the primary feedstock. While we will maintain the flexibility to use heavier feedstocks such as naphtha when market conditions are favorable, we expect that the use of heavy feedstocks will be minimal, if at all. This change to lighter feedstocks, which began with the introduction of EP mix in the mid-2012 and will continue through the introduction of ethane from the Marcellus Shale Basin, which we expect to occur in the third quarter of 2013 and conclude with the completion of the conversion project, will reduce the total volume of co-products produced at the facility.
Polyethylene
The Polyethylene segment produces and sells linear low-density polyethylene, low-density polyethylene and high-density polyethylene.
We have approximately 3.7 billion pounds of annual PE production capacity from our two units in Joffre, Alberta, and our Mooretown and St. Clair River sites in Ontario.
Advanced SCLAIRTECH technology
One of the Joffre PE plants, PE2, utilizes Advanced SCLAIRTECH technology to manufacture and sell higher value SURPASS and SCLAIR PE resins. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications, such as food packaging; injection molding applications, such as ice cream containers and packaging lids; and rotational molding applications, such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.
We are one of only three PE companies worldwide with independent, patented process and single-site catalyst technologies which enable us to produce differentiated higher value PE resins on a commercial scale.
PE exports
We sell PE primarily into North American markets but sell a small portion of our production outside North America to China, Southeast Asia, Central and Latin America and Europe.
PE technology licensing
We have licensees that currently utilize our proprietary SCLAIRTECH technology and NOVACAT family of catalysts.
NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for gas-phase PE reactors that can produce butene and hexene linear low-density polyethylene with improved performance characteristics and manufacturing economics.
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

The emergence of cost effective and abundant natural gas and NGLs from shale formations has dramatically improved the view of future manufacturing of olefins and PE in North America. There have been recent announcements of capacity debottlenecks and new facility construction, including our own announcements relating to our NOVA 2020 strategic growth plan. Over the next decade, new supply of ethylene and PE will begin and supply growth may begin to outpace demand growth for a period of time, but we expect the domestic supply/demand balance to remain balanced to tight at least until such new supply comes on line. In addition, industry experts expect the price of crude oil to remain high relative to the price of natural gas and the North American industry to remain competitive on a worldwide basis. As a result, even with the new supply, we anticipate export opportunities will alleviate any short-term excess of supply in North America.

2.
Cost Competitive Feedstocks — According to industry experts, the cost of natural gas in North America is expected to remain low relative to crude oil for at least the next several years. This should allow us to be feedstock advantaged compared to other global competitors that use crude oil and NGL feedstocks that are priced based on a relationship to crude oil. Well over 50% of global capacity uses feedstock derived from crude oil that is relatively high cost and because product prices are often set by the highest cost producers, our cost position should lead to higher margins for our business relative to those high cost producers.

3.
Natural Gas Flows from Alberta — In 2012, the export flows of natural gas across the Alberta border continued to be lower than historical flows, and we expect the export flows to be even lower in 2013 due primarily to an abundance of natural gas supply and lower selling prices in the United States and higher than average natural gas storage inventory. This will likely lead to natural gas flows through the ethane extraction plants on the mainline of the TransCanada Alberta pipeline system to be lower than historical five-year average flows, resulting in less than historical ethane supply from conventional sources available as feedstock for our ethylene plants in Western Canada.
We are working and will continue to work with suppliers, the Alberta government and pipeline companies to source additional supply for our feedstock needs in Western Canada from conventional sources, as well as from new sources. We have signed agreements for several new sources that have started to or should begin flowing to our Joffre, Alberta facility in 2013. These new sources currently include ethane derived from natural gas associated with oil production in the Williston Shale Basin in North Dakota, United States and ethane that will be extracted from off-gas produced at oil sands upgrading facilities located at Fort McMurray, Alberta, Canada. The feedstock supply from the Williston Shale Basin and the oil sands off-gases will help to diversify our feedstock sources and lower our reliance on ethane extracted from natural gas exported from Alberta.
Additional new feedstock sources could also include, among others, ethane from shale plays in Alberta and British Columbia. As these activities develop, they are expected to provide additional feedstock volumes to the Alberta region.
We believe that once our new sources of feedstock come on line they will allow us to fully utilize our current available Joffre PE capacity. We also believe that with the additional feedstock that will be available over the next several years we can begin to fully utilize our current Joffre ethylene cracker capacity, which exceeds the current derivative capacity, resulting in enough ethylene production capability to expand our PE1 production capacity in Joffre. Accordingly, as part of our NOVA 2020 strategic growth plan, we expect to commission and start-up a new gas phase reactor at Joffre by the end of 2015.

4.
Ethane from the Marcellus Shale Basin — We are currently revamping our Corunna flexi-cracker facility to utilize up to 100% NGL feedstock. The primary feedstock for the revamped cracker will be ethane from new sources in the Marcellus Shale Basin. We will utilize an existing pipeline to transport ethane from the Marcellus Shale Basin into the Sarnia region. We expect to begin receiving ethane from this connection in the third quarter of 2013, and expect the approximately $250 million facility conversion to be completed in the first quarter of 2014.

We believe that this new source of feedstock from the Marcellus Shale Basin will allow Corunna to be cost competitive with other facilities in North America. We also believe that additional feedstock from similar sources could allow us to expand our Corunna cracker to produce enough ethylene to support a new PE facility. These projects are currently in the feasibility study stage.
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
Styrene Feedstock
Styrene is the primary feedstock for this business. Our minority interest in LyondellBasell Industries' Channelview, Texas, propylene oxide/styrene monomer facility supplies 400 million pounds per year of cost-based styrene to our Performance Styrenics business, which is sufficient to meet our anticipated styrene requirements. We sell our excess styrene to third-party customers.
Outlook for Performance Styrenics Segment
In 2012, demand for EPS increased versus 2011. In 2013, we expect EPS demand to be flat to 2012.
In 2012, we entered into a letter of intent concerning a proposed sale of our Performance Styrenics business to PFB Corporation. In late 2012, the parties terminated the letter of intent. Accordingly, the Performance Styrenics segment remains a core business, but we continue to evaluate it for structural improvements and/or strategic options.

As an example of structural improvements, in 2013 we will begin transporting styrene to our Beaver Valley facility via rail versus the historical method of barge transportation. This should reduce the supply chain cycle time and have a positive impact on both working capital and distribution costs.
Research and Development
We conduct research and development on polyethylene technologies, including gas-phase and high-pressure technology, olefins technology and catalyst technologies for polyethylene production. For additional information on our intellectual property and technology, see "Item 4.B. — Business Overview."
The following table summarizes the amount we spent on research and development activities and technical support from continuing operations, including activities to improve our existing products.

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Research and development	$36	$33	$31
Technical service	$9	$8	$6
Critical Accounting Estimates
The preparation of our consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures and the disclosure of contingent liabilities at the end of the reporting periods. Uncertainty about these estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The following represents the estimates most critical to the application of our accounting policies. For a summary of our significant accounting policies, judgments, estimates and assumptions, see Notes 2 and 3 in the annual audited consolidated financial statements.
Pension and post-retirement benefits
The cost and obligations for our defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Also, given the allocation of assets, the market value of the plans’ assets are sensitive to change in capital markets. All significant assumptions and asset values are reviewed at each reporting date.
In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration of projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.
A 1% increase in the discount rate would have decreased the defined benefit pension obligation by $137 million at December 31, 2012. A 1% decrease in the discount rate would have increased the defined benefit pension obligation by $172 million at December 31, 2012.
The IASB issued amendments to International Accounting Standard ("IAS") 19, Employee Benefits, in 2011 which we adopted on January 1, 2013. As a result of these amendments, we expect net benefit expense for 2013 to increase as a result of applying the rate used to discount the benefit obligation as the rate used for calculating our expected return on plan assets. A 1% increase or decrease in the discount rate would increase or decrease the net benefit expense for 2013 by $7 million. See Note 4 in our annual audited consolidated financial statements for additional details regarding the adoption of the amended standard.
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
At December 31, 2012, we have U.S. federal tax loss carryforwards of $110 million (December 31, 2011 — $117 million). These tax losses will expire in 2028. In addition at December 31, 2012, we have $190 million of tax loss carryforwards in Switzerland (December 31, 2011 — $205 million), with expiration dates from 2013 to 2017. However, as these losses relate to subsidiaries that have a history of losses, deferred tax assets have not been recognized as these losses may not be used to offset taxable profits elsewhere within the consolidated group. If we were able to recognize all unrecognized deferred tax assets, profit would increase by $59 million for the year ended December 31, 2012.
A tax reserve is used to provide for uncertain tax positions which consist of potential tax liabilities associated with possible disputes with tax authorities. At December 31, 2012 and 2011 the tax reserve for uncertain tax positions was $37 million and $47 million, respectively, and is included in our deferred tax liability on the consolidated statements of financial position.
Impairment of non-financial assets
Impairment exists when the carrying value of an asset or cash generating unit ("CGU") exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from management's estimate of future cash flows and do not include restructuring activities that we have not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. Other factors that management must estimate include: industry and market conditions, sales volumes and prices, costs to produce, inflation, etc. We use reasonable, supportable and where available third-party, industry expert assumptions when performing impairment reviews. We assessed all of our non-financial assets for indicators of impairment at the end of each reporting period.
In 2012, we determined that certain impairment indicators exist in the SCLAIRTECH licensing business. In recent years our focus has been on the Advanced SCLAIRTECH technology. As a result, the sales prospects for future SCLAIRTECH technology licenses has fallen behind competing technologies. During 2012, we decided to cease actively promoting the licensing of our SCLAIRTECH technology. The carrying value of this asset at December 31, 2012, prior to any impairment was $12 million and was written down to its estimated fair value of nil. The related impairment charge of $12 million is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2012.
During the years ended December 31, 2012 and 2011, impairment charges of $9 million and $6 million, respectively, relate to our Performance Styrenics segment. The market for certain products has not improved significantly, but we continue to spend a significant amount on capital expenditures for the business and other common facilities at our manufacturing sites, resulting in a carrying value of these assets greater than their recoverable amount based on the estimated future cash flows. At December 31, 2012, the carrying value of these assets was $14 million prior to any impairment charge. The carrying value of these assets was written down to their estimated fair value of $5 million, resulting in an impairment charge of $9 million. The carrying value of these assets at December 31, 2011 prior to write-down was $10 million. The fair value was estimated to be $4 million. Thus, the assets were written down to their estimated fair value, resulting in an impairment charge of $6 million during 2011. The impairment charges are included in feedstock and operating costs in the consolidated income statement for the years ended December 31, 2012 and 2011.
Intangible assets
Judgmental aspects of accounting for intangibles involves selection of an appropriate method of amortization, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year end. We made no changes to the amortization periods or methods for intangible assets during 2012, and have no intangible assets with indefinite useful lives.
Property, plant and equipment ("PP&E")
Judgmental aspects of accounting for PP&E involves selection of an appropriate method of depreciation, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. We are able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is consistent with the pattern of economic benefits that are expected from the use of our plants and equipment, requires less estimation and judgment, and is a systematic and rational basis for allocating the depreciable cost over the period in which the assets' benefit is realized. We review the estimated useful lives and the depreciation method of PP&E at each financial year end and make adjustment prospectively when appropriate. This review is completed by our engineers familiar with the plant sites and requires management's assessment of economic utility. We made no changes to the estimated useful lives or depreciation methods for PP&E during 2012.
Provision for decommissioning
We have recognized a provision for decommissioning obligations associated with our manufacturing facilities. In determining the amount of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant, restore the site, and the expected timing of those obligations. The carrying amount of the provision as at December 31, 2012 and 2011 was $101 million. A one percent increase or decrease in the discount rate would not have a material impact in the carrying amount of the provision.

Legal claims
When assessing the possible outcomes of legal claims that are filed against us, we rely on the opinions of our legal counsel. The opinions of our legal counsel are based on the best of their professional judgment and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims may ultimately be determined by the courts, or otherwise settled, they may be different from such estimates.

Results of Operations

NOVA Chemicals' Consolidated Highlights
	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Revenue	$5,055	$5,241	$4,576
Operating profit (loss) from continuing operations(1)
Olefins/Polyolefins:
Joffre Olefins	$852	$902	$383
Corunna Olefins	260	227	137
Polyethylene	(57)	33	298
Eliminations	(48)	(37)	(32)
Total Olefins/Polyolefins	1,007	1,125	786
Performance Styrenics	9	7	3
Corporate	(157)	(125)	(192)
Operating profit from continuing operations(1)	$859	$1,007	$597

Profit from continuing operations	$558	$608	$237

(1)	See Supplemental Measures.

Changes in Our Profit
	Year Ended December 31
(millions of U.S. dollars)	2012 vs. 2011	2011 vs. 2010
(Lower) higher operating margin from continuing operations(1)	$(115)	$376
Higher research and development	(4)	(4)
Higher sales and marketing	(2)	(2)
(Higher) lower general and administrative	(27)	40
Lower finance costs, net	32	20
Lower other losses, net	7	32
Lower (higher) income tax expense	59	(91)
(Lower) higher profit from continuing operations	(50)	371
Lower profit from discontinued operations, net of tax	(21)	(19)
(Decrease) increase in profit	$(71)	$352

(1)	Operating margin equals Revenue less Feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).
Discussion of Consolidated Financial Results of Continuing Operations
2012 Versus 2011
Profit from continuing operations declined as a result of lower operating margins and higher general and administrative expenses, which were offset by lower finance costs and income tax expense.
Revenue decreased primarily due to lower sales prices in our Olefins/Polyolefins business unit throughout 2012.
Feedstock and operating costs decreased primarily due to lower feedstock costs, offset by an increase in depreciation of $27 million and impairment charges of $15 million.
General and administrative expenses increased in 2012 primarily due to an increase in compensation related costs.

Finance costs, net, decreased primarily due to the maturity and repayment of our $400 million 6.5% notes in January 2012 and a decrease in finance costs on our revolving credit facilities, offset by the write-off of an unamortized discount related to our $400 million floating rate senior notes due in November 2013, which we repaid in October 2012.
Other losses, net, decreased in 2012 primarily due to higher losses recognized in 2011 related to U.S. patent litigation.
Income tax expense was lower in 2012 primarily due to lower tax rates, utilization of tax losses and a decrease in profit before income taxes from continuing operations.
2011 Versus 2010
Profit from continuing operations improved primarily due to improved margins for our products.
Revenue increased primarily due to higher sales prices in all segments together with higher PE sales volumes.
Feedstock and operating costs increased due to higher average prices for feedstocks.
General and administrative expenses decreased primarily due to an impairment charge of $8 million in 2010 relating to a note receivable (see Corporate Operating Loss and Other Items from Continuing Operations), year-end pension adjustments, the classification of profit sharing expense as a general and administrative cost, prior to the plan being terminated in January 2011 (see Corporate Operating Loss and Other Items from Continuing Operations), and reductions in consulting expenses and miscellaneous other general and administrative costs.
Finance costs, net, decreased due to the termination and repayment of a $75 million total return swap transaction in March 2010, the maturity and repayment of the $250 million Canadian dollar 7.85% notes in August 2010, and a decrease in finance costs on our revolving credit facilities.
Other losses, net, decreased primarily due to losses recognized related to a jury verdict which resulted in awarded damages, offset by an arbitration award in 2010 which resulted from an insurance claim involving our Corunna facility that dated back to 2005 (see Corporate Operating Loss and Other Items from Continuing Operations).
Income tax expense was higher in 2011 as compared to 2010 due to the increase in profit before income taxes from continuing operations.
Olefins/Polyolefins Business Unit

Olefins/Polyolefins Financial Highlights From Continuing Operations
	Year Ended December 31
(millions of U.S. dollars, except as noted)	2012	2011	2010
Revenue
Joffre Olefins(1)	$1,793	$2,002	$1,520
Corunna Olefins(1)	2,337	2,309	2,005
Polyethylene(1)	2,094	2,182	1,947
Eliminations(2)	(1,477)	(1,536)	(1,164)
	$4,747	$4,957	$4,308
Operating Profit (Loss)(3)
Joffre Olefins(1)	$852	$902	$383
Corunna Olefins(1)	260	227	137
Polyethylene(1)	(57)	33	298
Eliminations(2)	(48)	(37)	(32)
	$1,007	$1,125	$786

Capital spending	$263	$153	$123

Polyethylene sales volumes (millions of pounds)	3,215	3,156	3,096

(1)	Before intersegment eliminations within the Olefins/Polyolefins business unit.

(2)	Represents intersegment eliminations.

(3)	See Supplemental Measures.

Olefins/Polyolefins Average Benchmark Prices
	2012				Annual	Annual	Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2012	2011	2010
Benchmark Principal Product Prices:(1)
Ethylene(2)	$0.55	$0.47	$0.45	$0.46	$0.48	$0.54	$0.46
PE — linear low-density butene liner(3)	$0.74	$0.72	$0.66	$0.66	$0.69	$0.71	$0.65
PE — weighted-average benchmark(3)	$0.76	$0.74	$0.68	$0.70	$0.72	$0.73	$0.67
Benchmark Raw Material Prices:(1)
AECO natural gas (dollars per mmBTU)(4)	$2.14	$1.88	$2.30	$3.24	$2.39	$3.66	$3.88
NYMEX natural gas (dollars per mmBTU)(4)	$2.77	$2.26	$2.81	$3.36	$2.80	$4.07	$4.42
WTI crude oil (dollars per barrel)(5)	$102.93	$93.49	$92.22	$88.18	$94.21	$95.12	$79.53

(1)	Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)	Source: IHS Chemical — U.S. Gulf Coast Net Transaction Price.

(3)	Source: Townsend Polymer Services Information; Benchmark prices weighted according to our sales volume mix in North America.

(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)	Source: Platt's. NYMEX WTI daily spot-settled price average for calendar month.
Discussion of Financial Results of Olefins/Polyolefins Business Unit
Operating profit for the Olefins/Polyethylene business unit decreased in 2012 primarily due to sales prices for products that declined more than feedstock costs and an increase in depreciation, somewhat offset by an increase in sales volumes and a reduction in operating costs.
Capital spending increased by approximately 70% for the business unit in 2012 due to increased spending on our NOVA 2020 growth plan.
Beginning on January 1, 2012, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Performance Styrenics segment. See Performance Styrenics Segment below for more information.
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
Joffre Olefins

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Revenue	$1,793	$2,002	$1,520
Operating profit(1)	$852	$902	$383

(1)	See Supplemental Measures.
2012 Versus 2011
Revenue decreased in 2012 primarily due to lower ethylene and co-product sales prices. During 2012, average industry ethylene prices declined by 11% and average industry propylene prices declined by 20%.
Operating profit decreased primarily due to sales prices for ethylene and co-products that declined more than feedstock costs, and a slight reduction in total volume of products sold, somewhat offset by a reduction in operating costs. Operating costs were lower in 2012 primarily as a result of lower electricity costs based on lower natural gas prices. Average AECO natural gas prices decreased by approximately 35% in 2012 compared to 2011, resulting in lower ethane costs.
2011 Versus 2010
Revenue increased primarily due to higher ethylene and co-product sales prices. During 2011, ethylene supply remained balanced to tight, while demand increased. This resulted in industry average prices for ethylene that were 18% higher in 2011 compared to 2010.

Operating profit increased as margins in 2011 were higher than 2010. Sales prices of ethylene and co-products increased while feedstock costs fell. This was due to steady demand for ethylene and co-products with balanced to tight ethylene supply, and very tight propylene and butadiene supply/demand balances. Average AECO natural gas prices decreased by approximately 5% in 2011 compared to 2010, resulting in lower ethane feedstock costs. Operating profit was also higher in 2011 due to the prospective change in transfer pricing described above.
Corunna Olefins

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Revenue	$2,337	$2,309	$2,005
Operating profit(1)	$260	$227	$137

(1)	See Supplemental Measures.
2012 Versus 2011
Revenue increased slightly due to higher sales volume of ethylene and co-products, offset somewhat by decreased sales prices for some products. For example, industry average propylene prices declined by 20% year-over-year.
Operating profit increased primarily due to an increase in margins as feedstock costs declined more than sales prices, along with an increase in sales volume. WTI crude oil prices declined by 1% year-over-year. In addition, in June 2012, we began to utilize ethane/propane mix, which cost less than the feedstocks it replaced. Operating costs were higher in 2012 due to several reasons, including the 17 day unplanned shutdown of the Corunna cracker in the fall.
2011 Versus 2010
Revenue increased primarily due to an increase in ethylene and co-product sales prices, offset slightly by lower sales volume. Co-product pricing increased due to tight supply as the industry used a lighter feedstock mix that resulted in less co-product production. The lower sales volume was due to a planned major maintenance turnaround in 2011.
Operating profit increased primarily due to higher margins, which resulted from sales prices that increased more than feedstock costs. Unusually high differentials between Brent and WTI crude oil resulted in higher than expected margins for energy co-products produced at Corunna. WTI crude oil price was almost 20% higher in 2011 than in 2010, but was more than offset by increases in prices for products sold.
Polyethylene

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Revenue	$2,094	$2,182	$1,947
Operating (loss) profit(1)	$(57)	$33	$298

(1)	See Supplemental Measures.
2012 Versus 2011
Revenue decreased primarily due to lower sales prices, offset slightly by increased sales volumes. The industry average PE sales price was approximately 2% lower, but our sales volume was approximately 2% higher.
Operating (loss) profit decreased, resulting in a loss in 2012 that was primarily due to lower margins resulting from sales prices that fell more than feedstock costs.
In late 2011, our Mooretown low-density polyethylene facility suffered an unplanned shutdown. We made interim repairs and operated the modified facility at lower production rates with some of our low-density polyethylene products in force majeure for the majority of 2012. In mid-October 2012, we took the unit off line to begin repair work to return it to full operations. In January 2013, we returned the unit to commercial operation at its full capacity. The impact to operating income in 2012 in the Olefins/Polyolefins business unit was approximately $90 to $95 million after mitigation efforts, which included selling excess ethylene to third party customers.
2011 Versus 2010
Revenue increased due to higher PE prices and increased sales volumes. The industry average PE sales price was approximately 9% higher during 2011 compared to 2010, as feedstock costs increased and demand improved.
Operating profit decreased primarily due to average feedstock costs rising more than selling prices. In the second half of 2011, ethylene costs declined much less than PE prices, resulting in lower PE margins. In 2011, each of our PE facilities was shut down for some period of time for planned maintenance turnaround work. In addition, operating profit was lower in 2011 due to the prospective change in transfer pricing described above.

Performance Styrenics Segment

Performance Styrenics Financial Highlights From Continuing Operations
	Year Ended December 31
(millions of U.S. dollars, except as noted)	2012	2011	2010
Revenue	$357	$327	$304
Operating profit(1)	$9	$7	$3
Sales volumes(2) (millions of pounds)	257	255	260

(1)	See Supplemental Measures.

(2)	Third-party sales.

Performance Styrenics Average Benchmark Prices
	2012				Annual	Annual	Annual
(U.S. dollars per pound)	Q1	Q2	Q3	Q4	2012	2011	2010
Benchmark Principal Product Prices:(1)
Styrene(2)	$0.74	$0.74	$0.78	$0.82	$0.77	$0.72	$0.63
EPS(2)	$1.06	$1.08	$1.09	$1.12	$1.09	$1.02	$0.91

(1)	Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)	Source: IHS Chemical Contract Market.
Discussion of Financial Results of Performance Styrenics Segment
2012 Versus 2011
Revenue increased primarily due to higher sales prices in 2012. The industry average EPS price was 6% higher in 2012, based on higher raw material costs.
Operating profit increased primarily due to increased margins, as prices rose slightly more than feedstock costs. The industry average styrene monomer cost was 7% higher in 2012, due to increased benzene costs that rose 13% in 2012 versus 2011.
Beginning on January 1, 2012, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Performance Styrenics segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Olefins segments to our Polyethylene segment. We accounted for the change on a prospective basis. If we had accounted for the change on a retrospective basis, operating profit for 2011 would have been approximately $13 million higher for the Corunna Olefins segment and approximately $13 million lower for the Performance Styrenics segment. Operating profit for the Performance Styrenics segment and eliminations would have been approximately $2 million lower for 2012 if we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2012.
2011 Versus 2010
Revenue increased due to higher average selling prices, offset by slightly lower volumes.
Operating profit increased primarily due to slightly increased margins and lower depreciation and amortization expense as a result of a 2010 impairment charge. The industry average styrene monomer cost increased by 15%, while the industry average EPS price increased by 12%.

Corporate Operating Loss and Other Items from Continuing Operations
A listing of before-tax corporate and other items for the periods presented is as follows:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Corporate operating costs	$(127)	$(112)	$(142)
Mark-to-market feedstock derivatives	(1)	2	(15)
Impairment charges	(21)	(6)	(28)
Foreign exchange gain	3	—	2
Depreciation and amortization	(11)	(9)	(9)
Operating loss	$(157)	$(125)	$(192)
2012 Versus 2011
Corporate operating costs increased in 2012 as compared to 2011, primarily due to an increase in compensation related costs.
We maintain a derivative program to manage risk associated with feedstock purchases. We locked in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that ended in 2012. During 2012, we entered into trades for a small volume of our ethane/propane mix feedstock that extend to mid 2013. These positions partly lock-in at a fixed price and partly a fixed spread to the U.S. Gulf Coast price benchmark. From time-to-time, our portfolio also includes trades to re-price excess feedstock inventory (excluding ethane), and lock-in at a fixed price, small volumes of our winter natural gas requirements. The gain or loss resulting from changes in the market value of these derivatives is recorded through profit and loss each period. We classify mark-to-market adjustments on feedstock derivative positions as Corporate items, as they are non-cash items and are not relevant in measuring business performance. Once positions are realized, any income effects are recorded in business results.
Changes in the forward positions and commodity prices drove the mark-to-market change in 2012 as compared to 2011.
In 2012, impairment charges consisted of a $9 million charge related to assets within our Performance Styrenics segment and a $12 million charge related an intangible license in our Polyethylene segment as a result of our decision to cease active promotion of licensing our SCLAIRTECH technology. In 2011, impairment charges of $6 million related to assets within our Performance Styrenics segment.
2011 Versus 2010
Corporate operating costs decreased in 2011 as compared to 2010, primarily due to additional costs incurred during 2010 triggered by the change in control of NOVA Chemicals, year-end pension and other liability adjustments, and the classification of profit sharing expense as a corporate cost. We had a profit sharing program that was available to most employees. Profit sharing expense in 2010 was $13 million and is included in corporate operating costs in the table above. We terminated the profit sharing program effective January 1, 2011, and therefore there was no profit sharing expense in 2011. Since terminating the profit sharing program, our incentive compensation program was restructured, resulting in a higher allocation of incentive compensation expenses to the business segments.
Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market change in 2011 as compared to 2010.
In 2011, impairment charges consisted of $6 million charges related to assets within our Performance Styrenics segment. In 2010, impairment charges consisted of a $20 million charge related to assets within our Performance Styrenics segment and an impairment charge of $8 million on a note receivable.
In January 2010, we entered into a series of foreign currency forwards to hedge the foreign currency exposure on the Cdn$250 million 7.85% notes, which were due in August 2010 (the "Canadian Notes"). The foreign currency forwards locked in repayment of the Canadian Notes at U.S.$237 million. The forward contracts substantially offset the foreign exchange exposure during 2010 on the Canadian Notes. On August 30, 2010, we repaid the Canadian Notes for U.S.$237 million and the related foreign currency forwards were settled.
Other Losses, Net
In 2012, 2011 and 2010, we recognized losses of $9 million, $20 million and $95 million, respectively, related to a jury verdict that we infringed certain patents. See Notes 19 and 22 in the annual audited consolidated financial statements.
During 2010, we also recognized a $45 million gain related to an arbitration award which resulted from an insurance claim involving our Corunna facility that dated back to 2005.

Discontinued Operations
INEOS NOVA Joint Venture
On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to INEOS. INEOS NOVA manufactured and sold styrene and solid polystyrene in North America and solid polystyrene and expandable polystyrene in Europe. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities.
At closing we received approximately $65 million (€47 million). During 2011, we finalized estimates for all but one of the remaining pension liabilities and paid INEOS a net of $10 million, resulting in net proceeds on the sale totaling $55 million in 2011. This amount did not represent our final net proceeds from the sale, because one of the pension liabilities which was estimated as of closing had not been finalized. We recognized a loss on the sale of $1 million during 2011. We received regulatory approval in April 2012 to finalize the remaining pension liability, paid INEOS $2 million and recorded an additional loss on the sale of $1 million during 2012. Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented.
SYNTHEON
During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, collectively known as SYNTHEON, including the intellectual property relating to both the building and construction products and concrete additive. We initially anticipated that the sale would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed. In August 2012, we sold our interest in Novidesa S.A. de C.V. to our joint venture partner, GRUPO Idesa. In December 2012, we sold NOVA Chemicals Chile Limitada, Accelerated Building Technologies, NCE Inc. and certain other building and construction technology and assets to Headwaters A.G., LLC, and certain of its subsidiaries, for $11 million which resulted in a loss on disposal of $1 million. See Note 5 in our annual audited consolidated financial statements.
Associated results of operations and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.
Summarized financial information for our 50% share of the INEOS NOVA joint venture ("INJV") and SYNTHEON is shown below:

	Year Ended December 31
(millions of U.S. dollars)	2012			2011			2010
	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Revenues	$—	$25	$25	$—	$20	$20	$—	$14	$14

(Loss) profit from discontinued operations, before tax	$—	$(12)	$(12)	$22	$(13)	$9	$39	$(14)	$25
Loss on disposal, before tax	(1)	(1)	(2)	(1)	—	(1)	—	—	—
Income tax (expense) recovery	—	—	—	(4)	3	(1)	—	1	1
(Loss) profit from discontinued operations, net of tax	$(1)	$(13)	$(14)	$17	$(10)	$7	$39	$(13)	$26

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

Reconciliation of operating profit from continuing operations to profit from continuing operations
	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Operating profit from continuing operations	$859	$1,007	$597
Finance costs, net	(134)	(166)	(186)
Other losses, net	(11)	(18)	(50)
Income tax expense	(156)	(215)	(124)
Profit from continuing operations	$558	$608	$237
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

Liquidity and Capital Resources
Our principal sources of liquidity are cash flows from operations, cash-on-hand, borrowings under our revolving credit facilities and accessing capital markets. Our accounts receivable securitization programs are available as additional sources of financing. Our principal uses of cash are operating expenditures, capital expenditures, debt service, funding our defined benefit pension obligations and distributions to our shareholder.
Liquidity
We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. As of December 31, 2012, our total liquidity was $1,197 million (December 31, 2011 - $1,508 million). Our future liquidity is dependent on many factors such as cash generated from ongoing operations and the availability of existing credit facilities and of other potential sources of financing.
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
On March 20, 2011, one of our $100 million unsecured bilateral credit facilities expired undrawn, and on September 20, 2011, a $30 million tranche of one of our unsecured bilateral credit facilities expired undrawn.
On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand.
On October 25, 2012, we repaid our $400 million floating rate notes due November 2013 early using cash-on-hand.
Credit Facilities
We have the following three revolving credit facilities totaling $565 million:

•
$425 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on December 17, 2016. As of December 31, 2012, we utilized $21 million (December 31, 2011 - $17 million). During 2012, we amended this facility to extend the maturity date one year to December 17, 2016 and during 2011, we amended this facility to extend the maturity date two years to December 17, 2015;

•	$40 million unsecured bilateral credit facility, which is undrawn and expires on September 20, 2013; and

•	$100 million unsecured bilateral credit facility, which is undrawn and expires on September 20, 2015.
Standby Letter of Credit Facility
On November 19, 2010, we entered into an uncommitted revolving standby letter of credit and/or guarantee facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility. During 2011, we increased the size of the facility from $60 million to $125 million. The facility is supported by an account performance security guarantee issued by Export Development Canada. The facility is only available for issuance of standby letters of credit (and/or guarantees) by the bank on our behalf. As of December 31, 2012, we utilized $80 million (December 31, 2011 - $43 million) of this facility. This facility is not included in our liquidity calculation.
Accounts Receivable Securitization Programs
We engage in accounts receivable securitization programs to obtain lower financing rates than those available from other sources. One of our securitization programs involves the use of a special purpose entity ("SPE"). In that program, we sell certain trade accounts receivable to the SPE, which then sells interests in such receivables to a purchaser. The SPE is wholly owned by us and is consolidated in our consolidated financial statements. Under IAS 39, Financial Instruments, the receivables transferred to financial counterparties do not meet the derecognition criteria, therefore, the funded amounts under the programs are recognized as a secured financing and included in long-term debt on the consolidated statements of financial position.
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
In September 2012, we repaid the outstanding balances on both the U.S. and Canadian programs, using cash-on-hand, and have not requested further funding since the repayment.

The amount funded and the maximum funding availability at the end of each reporting period is as follows:

(millions of U.S. dollars, unless otherwise noted)	December 31 2012	December 31 2011
Amount funded at end of year	$—	$182
Maximum funding availability	$225	$200
Financial Covenants
Our senior secured revolving credit facility and our accounts receivable securitization programs are governed by the following financial covenants, which require quarterly compliance:

•	a maximum senior debt-to-cash flow ratio of 3:1, computed on a rolling 12 month basis; and

•	a debt-to-capitalization ratio not to exceed 60%.
The table below shows our actual financial covenant ratios as of the end of each quarter during 2012.

	March 31 2012	June 30 2012	September 30 2012	December 31 2012
Senior debt-to-cash flow ratio	0.18	0.17	0.01	0.02
Debt-to-capitalization ratio	21.7	13.5	9.2	4.9
See Supplemental Measures for a discussion of the computations used to calculate these financial ratios.
We expect to be in compliance with the financial covenants over the next 12 month period.
Current Debt Maturities or Redemptions
As of December 31, 2012, we had $3 million of debt scheduled to mature in 2013.
In February 2013, we called our $100 million 7.875% Debentures due 2025 early. We intend to repay these debentures using cash-on-hand on March 15, 2013.
Liquidity Risk Management
Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of our operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities and funding of our defined benefit pension obligations, distributions to our shareholder, underlying risks inherent in our operations and capital requirements to maintain and grow operations.

Cash Flow
The following is a summary of cash flow:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Funds from continuing operations	$1,011	$1,233	$890
Interest received	5	3	6
Income tax paid, net of refunds	(185)	(145)	(16)
Operating working capital and other	324	(128)	(209)
Cash provided by operating activities from continuing operations	1,155	963	671
Cash used in operating activities from discontinued operations	(9)	(13)	(16)

(Payments) proceeds from sales of assets and investment in joint ventures	(2)	56	1
Capital expenditures, turnaround costs, and capitalized interest	(320)	(238)	(149)
Proceeds from dissolution of other investments	—	5	7
Repayment of note receivable	46	—	—
Intangible asset additions	(6)	(2)	(5)
Cash used in investing activities from continuing operations	(282)	(179)	(146)
Cash using in investing activities from discontinued operations	—	(1)	—

Long-term debt repayments	(801)	(10)	(315)
(Decrease) increase in accounts receivable securitization funding	(182)	28	32
Distribution paid	(75)	—	—
Interest paid	(113)	(134)	(158)
Cash used in financing activities	(1,171)	(116)	(441)
(Decrease) Increase in cash and cash equivalents	(307)	654	68
Cash and cash equivalents, beginning of year	960	306	238
Cash and cash equivalents, end of year	$653	$960	$306
Inflows and Outflows of Cash from Continuing Operations
We expect our working capital will be sufficient for our requirements for at least the next 12 months.
In 2012, we generated $1,011 million in funds from continuing operations. During the year, working capital decreased by $324 million due to decreases in accounts receivable and inventory, an increase in accounts payable and the release of restricted cash. The decrease in inventory was primarily due to lower prices and lower finished goods volumes . The decrease in accounts receivable was primarily due to lower sales volumes at the end of 2012 as compared to the end of 2011. The increase in accounts payable was primarily due to changes to credit terms on purchases of some raw materials. The change in working capital also includes the release of cash collateral of $85 million posted to secure a bond pending the outcome of our appeal of the Dow Chemical U.S. patent litigation, which was reported as restricted cash on the consolidated statements of financial position in 2011 and 2010, see "Item 8. — Financial Information." The judgment payment was approximately $77 million and reduced funds from continuing operations. Our capital expenditures increased in 2012 to $269 million as the NOVA 2020 project work increased and turnarounds were $51 million. We received proceeds of $46 million from a note receivable from INEOS, repaid $800 million of senior notes using cash-on-hand, and repaid the drawn amounts on our accounts receivable securitization programs, consuming $182 million of cash. We also paid a distribution to our shareholder of $75 million in 2012. The net reduction in cash and cash equivalents for the year was $307 million.
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

In 2010, we generated $890 million in funds from continuing operations. During the year, working capital increased by $209 million primarily due to an increase in accounts receivable and a decrease in accounts payable, offset somewhat by lower inventory. The increase in accounts receivable was primarily due to higher sales prices for our products. The decrease in accounts payable was primarily due to lower purchased crude volumes, somewhat offset by higher costs for raw materials, and the reduction in inventory was primarily due to a reduction in crude oil inventory as we moved from an overseas supply source to regional supply sources (which significantly shortened our supply chain), somewhat offset by an increase in PE inventory to allow us to better serve our customers. The change in working capital includes $85 million of cash collateral posted to secure a bond pending the outcome of our appeal of the Dow Chemical patent litigation, which was reported as restricted cash on the consolidated statement of financial position. Capital expenditures for 2010 were $126 million and turnaround costs were $23 million. In 2010, we repaid our $75 million total return swap and our Cdn$250 million 7.85% notes using cash-on-hand and increased our accounts receivable securitization funding by $32 million. There were no dividend payments during 2010. The net increase in cash and cash equivalents in 2010 was $68 million.
Cash Distributions
In the fourth quarter of 2011, our Board of Directors approved a $75 million distribution to our shareholder, which was paid at the end of March 2012. We expect that we will pay a distribution to our shareholder in 2013 for the 2012 financial year in an amount at least equal to the distribution paid for the 2011 financial year.
Commitments
We have various contractual cash obligations, including long-term debt repayments and associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. The obligations in the table below due in 2013 are expected to be paid for using cash-on-hand and cash flow from continuing operations.

Contractual Cash Obligations
	Payments Due By Period
(millions of U.S. dollars)	Total	2013	2014 to 2015	2016 to 2017	After 2018
Long-term debt(1)	$829	$3	$4	$355	$467
Interest payments(2)	484	90	162	107	125
Contributions to defined benefit plans(3)	100	100	—	—	—
Contributions to defined contribution plans(3)	15	15	—	—	—
Operating leases(4)	322	40	70	62	150
Purchase obligations: feedstocks(5)	11,913	1,384	1,852	1,812	6,865
Purchase obligations: capital projects(6)	135	125	10	—	—
Total contractual cash obligations	$13,798	$1,757	$2,098	$2,336	$7,607

(1)	Includes current portion. In February 2013, we called our $100 million 7.875% Debentures due 2025 early. We intend to repay these debentures using cash-on-hand on March 15, 2013.

(2)
Interest payments were calculated using interest rates that were in effect as of December 31, 2012. Includes interest payments of $100 million related to our $100 million 7.875% Debentures due 2025, which were called in February 2013.

(3)	Estimated for 2013.

(4)	Includes property, railcar and other equipment leasing commitments.

(5)	Raw material agreements are typically market-based. Obligations have been calculated using current pricing.

(6)	Includes commitments for capital projects including $84 million relating to NOVA 2020 growth projects.
Off-Balance Sheet Arrangements
Our off-balance sheet arrangements consist of letters of credit and other guarantees entered into in the ordinary course of business. See Note 22 of our annual audited consolidated financial statements for additional information.
We have no unconsolidated special purpose financing or other entities that are likely to create material contingent obligations.

Market Risk
The Audit Committee of our Board of Directors and our senior management regularly review foreign exchange, interest rate and commodity hedging activity and monitors compliance with the our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See Note 24 in our annual audited consolidated financial statements for additional information.
Foreign currency risk
Foreign currency risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities when revenue or expenses are denominated in a different currency from our functional currency. We have established a policy that provides a framework for foreign currency management, hedging strategies and approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances.
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
A sensitivity analysis is included in Our Business section above.
Commodity price risk
We use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, refined products, ethane/propane mix and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to our hedging policy. We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes.
Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our feedstock inventory against changes in the market price. At inception of a hedging relationship, we document the relationship between the hedging instrument and the hedged item, our risk management objective and our strategy for undertaking the hedge. We also require a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within feedstock and operating costs in the consolidated income statement. As of December 31, 2012, and 2011, we had no outstanding commodity-based derivatives designated as hedges.
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
The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that are not designated or do not qualify for hedge accounting are as follows:

	December 31, 2012			December 31, 2011
(millions of U.S. dollars, except as noted)	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume — mm bbls	0.2	—	—	0.4	0.1	0.3
Weighted-average price per bbl	$88.76	$—	$—	$107.84	$55.45	$68.02
Fair value	$—	$—	$—	$3	$—	$2
Term to maturity — months	1-2	—	—	1-12	10-12	10-12

The notional volume and fair value of outstanding derivative contracts for ethane/propane mix that are not designated or do not qualify for hedge accounting are as follows:

(millions of U.S. dollars, except as noted)	December 31 2012	December 31 2011
Notional volume — mm gallons	60.5	—
Weighted-average price per gallon	$0.30	$—
Fair value	$4	$—
Term to maturity — months	1-6	—

The notional volume and fair value of outstanding derivative contracts for natural gas that are not designated or do not qualify for hedge accounting are as follows:

(millions of U.S. dollars, except as noted)	December 31 2012	December 31 2011
Notional volume — mm gjs	—	1.2
Weighted-average price per gj	$—	$3.43
Fair value	$—	$(1)
Term to maturity — months	—	1-2
In the past we locked in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts, all of which were settled in 2012. At December 31, 2012, our portfolio of open positions included trades to re-price excess feedstock inventory, and a small volume of our ethane/propane mix feedstock which was partly locked in at a fixed price and partly a fixed spread to the U.S. Gulf Coast price benchmark. In comparison, the forward positions as of December 31, 2011, included propane and butane positions locked in at a percentage of crude oil, re-pricing of excess feedstock inventory and a small volume of winter natural gas locked in at a fixed price. Changes in the forward positions and commodity prices drove the mark-to-market change in 2012 as compared to 2011. At December 31, 2011, each 10% change in the price of crude oil, propane and butane would have impacted the value of our derivative contracts and changed our after-tax profit by approximately $1 million, $2 million and $3 million, respectively, and a 10% change in the price of natural gas would not have impacted the value of our derivative contracts. At December 31, 2012, each 10% change in the price of crude oil and ethane/propane mix would not have impacted the value of our derivative contracts. The sensitivity analysis of our commodity derivative contracts does not consider any adjustments for credit risk. There are no other items except as noted, that are excluded or partially excluded from this analysis. At December 31, 2012, we remain exposed to price risk on open commodity derivatives until their maturity. There have been no other changes in our market risk exposure or how this risk is managed.
A sensitivity analysis of our primary feedstocks, which does not include the commodity derivatives in the tables above, is included in Our Business section above.
Interest rate risk
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
We manage our interest rate risk by balancing our exposure to fixed and variable rates while attempting to minimize our interest costs. When deemed appropriate, we may enter into interest rate swap agreements to manage our interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2012 and 2011, we had no floating-for-fixed interest rate swaps outstanding.
Management has prepared a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and equity. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of December 31, 2012 and 2011, were used.
Changes in market interest rates would affect interest expense on our variable rate, long-term debt which is included in the sensitivity analysis calculation.
At December 31, 2012, we had no variable rate, long-term debt and therefore have no sensitivity to changes in market interest rates. At December 31, 2011 if interest rates at that date had been 0.5% higher, with all other variables held constant, after-tax profit and equity would have been $2 million lower, arising mainly as a result of higher interest expense on variable rate borrowings.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.    Directors and Senior Management
The following tables list the names, ages as of December 31, 2012 and positions of the individuals who serve as the directors and senior management of NOVA Chemicals, along with the date that each individual was elected or appointed. The members of senior management comprise the NOVA Management Board (the “NMB”), which is the governing body composed of NOVA Chemicals' most senior officers.

Name	Age	Title	Date First Elected or Appointed a Director or Member of Senior Management
Directors
His Excellency Khadem Al Qubaisi	41	Chairman of the Board	January 1, 2011
Mohamed Al Mehairi(1)(2)	37	Director, Chair of the Remuneration Committee	July 6, 2009
Mohamed Al-Husseiny	50	Director	September 7, 2012
Mark Garrett(2)	50	Director	November 10, 2009
Stephen Soules(1)	60	Director, Chair of the Audit Committee	December 1, 2010
Georg Thoma(1)(2)	68	Director	July 6, 2009
Randy Woelfel	57	Director	November 10, 2009

NOVA Management Board
Randy Woelfel	57	Chief Executive Officer	November 16, 2009
Todd Karran	48	Senior Vice President and Chief Financial Officer	November 16, 2009
Chris Bezaire	47	Senior Vice President, Polyethylene	January 1, 2011
William Greene	58	Senior Vice President, Operations	December 15, 2009
Grant Thomson	58	Senior Vice President and President, Olefins and Feedstocks	December 15, 2009

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration Committee.
There are no family relationships among any of our directors or members of NMB. There are no material arrangements or understandings between any two or more directors or members of NMB pursuant to which any person was selected as a director or member of NMB.
Directors are elected annually by our sole shareholder and serve until their successors are elected or appointed, they resign, they are removed from office or their office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the Business Corporations Act (New Brunswick). Each member of NMB is appointed by the Board of Directors (“Board”) to serve, subject to the discretion of the Board, until his successor is appointed or he resigns.
The following is a brief description of the principal business activities of the directors.
His Excellency Khadem Al Qubaisi is the Managing Director of IPIC, a position he has held since May 2007. In addition to his role as Chairman of NOVA Chemicals' Board of Directors, he chairs the boards of various international companies involved in the oil and gas and petrochemical industries, including Borealis AG and CEPSA (Compañía Española de Petróleos, S.A.U.). Mr. Al Qubaisi also serves as the Chairman of the Board of Arabtec Holding PJSC, Aabar Investments PJS, Abu Dhabi National Takaful Co, Bahrain's First Energy Bank, and as a member of the Board of Directors of the Abu Dhabi National Chemicals Company (ChemaWEyaat) and the Emirates Investment Authority.
Mohamed Al Mehairi is the Director of the Investment Department of IPIC. He is also Vice-Chairman of Pak-Arab Refinery Limited, as well as member of the Board of Directors of COSMO Oil Co, Ltd, Borealis AG and Aabar Investments PJS.
Mohamed Al-Husseiny is a director and the Chief Executive Officer of Aabar Investments PJS, a position he has held since 2009. He is also a director of CEPSA, and of Virgin Galactic LLC.

Mark Garrett has served as Chief Executive Officer and Chairman of the Executive Board of Borealis AG since 2007. He has enjoyed a long career in the chemical industry starting with Ciba-Geigy, then DuPont and finally Ciba Speciality Chemicals Inc. where he was Executive Vice President Water and Paper Treatment and a member of the Executive Committee before joining Borealis.
Stephen Soules has been active in the Canadian energy, technology and oil and gas sectors for decades and currently serves as President, Chief Executive Officer and a director of Synchronicity Energy Trust. Prior to co-founding Synchronicity, Mr. Soules co-led the raising of private equity financing to found Canbriam Energy where he served as Executive Vice President, Chief Financial Officer and Director.
Georg Thoma is an attorney and partner in the international law firm of Shearman & Sterling LLP. From 1994 through the present, Mr. Thoma has served in various executive positions in the global management of Shearman & Sterling. Since 2008, he has been a member of the firm's global Strategy Group.
Randy Woelfel has served as Chief Executive Officer of NOVA Chemicals since November 2009. He has more than 30 years of extensive industry experience, beginning his career with Shell Oil Company in 1977. While at Shell Oil, he was a key member of the team, which helped create Montell Polyolefins - today part of LyondellBasell. He subsequently held the positions of President Basell International and President Basell North America. Most recently, he was Managing Director of Energy for the Houston Technology Center, Texas' largest incubator and accelerator for emerging technology companies; and President of Cereplast, Inc., a bioplastics developer. In February 2013, Mr. Woelfel was selected to join the Board of Directors of Black & Veatch, a leading global engineering, consulting and construction company.
The following is a brief description of the principal business activities of members of the NOVA Management Board other than Mr. Woelfel.
Todd Karran has served as Senior Vice President and Chief Financial Officer of NOVA Chemicals since June 2010. Since joining NOVA Chemicals in 1985, he has held various leadership positions, including Vice President, Corporate Development and Treasurer; Chief Information Officer; Vice President, Applications; and Vice President and Controller, Olefins/Polyolefins.
Chris Bezaire has served as Senior Vice President, Polyethylene Business of NOVA Chemicals since January 2011. Prior to his appointment to the NOVA Management Board, he served as the Vice President, Business and Technology Integration for NOVA Chemicals. Mr. Bezaire joined NOVA Chemicals in 1994, after working for Dupont Canada's SCLAIR PE business for seven years.
Bill Greene has served as Senior Vice President, Operations of NOVA Chemicals since December 2009. He joined NOVA Chemicals in 1994, after working for DuPont Canada for nine years. Prior to his appointment to the NOVA Management Board, he served as the Vice President of Manufacturing and Corporate Engineering for NOVA Chemicals.
Grant Thomson has served as Senior Vice President and President, Olefins & Feedstock of NOVA Chemicals since December 2009. Mr. Thomson has held various leadership roles since joining NOVA Chemicals in 1989, after working at PolyNOVA, Poco Petroleums, Ltd., and Thorne Riddell for nine years.
6.B.    Compensation
Director Compensation
Directors who are not full time employees of NOVA Chemicals receive compensation for their service as directors. Non-employee directors, other than the Chairman of the Board, are paid an annual retainer of $168,000. The Chairman of the Board is paid an annual retainer of $238,000. Committee members who are not the Chair of the Committee(s) on which they serve receive an additional $27,000 retainer. Committee Chairs receive an additional $40,000 retainer. In addition, Messrs. Al Mehairi and Garrett each received an additional $25,000 for work done to support the Chairman of the Board during 2012. All directors are entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the Board or of any committee of the Board.
Senior Management Compensation
Compensation of our senior management is composed of the following elements: (a) base salary, (b) annual incentive compensation, (c) long-term incentive compensation, and (d) retirement, benefit and perquisite programs. The Remuneration Committee of the Board annually monitors comparative total compensation information, using data prepared by NOVA Chemicals' external compensation consultant, to ensure that target levels of overall compensation are competitive with similar North American peer companies. Comparator group information is also used in determining base salaries, annual incentive compensation targets and assessing the competitiveness of NOVA Chemicals' long-term incentive compensation targets. Our bonus and retirement plans are summarized below.
The aggregate compensation paid by us to members of the NMB for the year ended December 31, 2012 amounted to approximately $9.3 million. We applied to the securities regulatory authorities in each jurisdiction in Canada for a decision that NOVA Chemicals be deemed to have ceased to be a reporting issuer in all such jurisdictions, and we expect the requested relief to be granted on March 1, 2013. If granted, then as a corporation continued under the laws of the Province of New Brunswick, Canada that will not be a reporting issuer under the securities legislation of any jurisdiction in Canada, NOVA Chemicals will not be required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Moreover, NOVA Chemicals will not publicly disclose individual compensation information in Canada.
In addition, the total amounts set aside or accrued by us in 2012 to provide pension, retirement or similar benefits to members of the NMB amounted to approximately $5.8 million.
Annual Incentive Compensation
Annual incentive compensation is awarded to members of the NMB under the NOVA Chemicals Incentive Compensation Plan, which is designed to align incentive compensation awards to business results and motivate participants. This plan provides cash awards based on corporate and business/functional/individual performance, measured against objectives that are determined at the beginning of each year.
Long-Term Incentives
Each member of the NMB participates in NOVA Chemicals' cash-based, long-term incentive plan (the “LTIP”). The LTIP includes a performance measure of return on average capital employed, which measures the efficiency and profitability of NOVA Chemicals' capital investments. Incentive awards under the LTIP vest as to one-third per year commencing on the date of the release of the NOVA Chemicals' annual audited financial statements for the performance year and are paid as soon as practicable after vesting but no later than December 31 of the year of vesting.
Retirement Plans
Canadian Defined Benefit Programs
The defined benefit pension component under NOVA Chemicals' Canadian pension plans for certain salaried employees, including eligible members of the NMB, provides retirement income based on the employee's years of service and the average base salary of the highest 36 consecutive months of the employee's final 10 years of service (“Highest Average Earnings”) adjusted to reflect benefits payable under government sponsored plans. The defined benefit pension component provides a benefit formula that is integrated with the Canada Pension Plan. The non-contributory annual benefit is equal to the sum of (a) plus (b) where:

a.	is 1.0% of credited service multiplied by the lesser of: (i) Highest Average Earnings; or (ii) Average Maximum Pensionable Earnings (defined below); and

b.	is 1.6% of credited service multiplied by the amount, if any, by which the Highest Average Earnings exceeds the Average Maximum Pensionable Earnings.
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
U.S. Defined Benefit Program
All U.S. salaried employees hired prior to December 31, 2007 participate in a defined benefit pension plan. Effective December 31, 2007, NOVA Chemicals froze this defined benefit plan and amended the defined contribution plan (see “U.S. Defined Contribution Program”) to provide certain enhancements. Employees who had attained the age of 50 with at least one year of service as of December 31, 2007 (“Transition Employees”) qualified for transition benefits, including earnings escalation for purposes of calculating defined benefits, for up to five years.
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
Supplemental Executive Retirement Plans and Supplemental Pension Agreements
NOVA Chemicals' defined benefit pension programs are subject to the Income Tax Act or the Internal Revenue Code (“IRC”) maximum annual benefit accrual limits. NOVA Chemicals adopted supplemental executive retirement plans (“SERPs”) to provide supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals' defined benefit pension programs. The aggregate supplementary pension benefits are generally equivalent to the benefit that would be earned under NOVA Chemicals' pension plans without the maximum annual benefit accrual limit.

Consistent with the redesign of the U.S. defined benefit pension plan, the U.S. SERP was frozen as of December 31, 2007 other than for transition benefits, and relocation pension arrangements as detailed below.
The SERPs also provide supplementary pension payments to Messrs. Bezaire, Greene and Thomson who have service in Canada and the U.S. and relocation arrangements with NOVA Chemicals. They are entitled to receive the greater of (i) the total of their accrued benefits under each defined benefit program in which they have participated or (ii) the accrued benefit under the defined benefit program from which they retire calculated on the basis that all of their service with NOVA Chemicals was credited service under that program.
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
U.S. Defined Contribution Program (the “U.S. Savings Plan”)
U.S. salaried employees participate in the U.S. Savings Plan, which was redesigned when the U.S. defined benefit pension plan was frozen. Effective January 1, 2008, NOVA Chemicals makes contributions to each U.S. employee's account of 3% of total pay and matching contributions of up to 6% of total pay for a contribution of up to 9% of total pay. Total pay includes base salary and annual incentive compensation awards but does not include long-term incentive awards under the LTIP. In addition, employees may make voluntary employee contributions to the plan up to the legislated maximum amount for employee contributions. All members of the NMB, other than Mr. Thomson who resides in Canada, participated in the U.S. Savings Plan in 2012.
Canadian Defined Contribution SERP and U.S. Restoration Plan
NOVA Chemicals' defined contribution programs are also subject to maximum annual contributions under the Income Tax Act and the IRC. NOVA Chemicals has adopted a SERP in Canada and a Restoration Plan in the U.S. to provide a mechanism to continue defined contributions for employees who exceed the legislated maximums. The Canadian SERP provides a notional account for contributions or conversion amounts that exceed the legislated maximums. The accounts are credited with earnings equivalent to the earnings of the balanced fund that is offered as an investment under the Canadian defined contribution program. Mr. Karran has a notional defined contribution account under the Canadian SERP. In the U.S., when legislated maximums are exceeded, excess basic contributions are made to the Restoration Plan by NOVA Chemicals. In addition, participants may elect, prior to each performance year, to make voluntary employee contributions to the Restoration Plan by deferrals of a percentage of their base salary and/or incentive compensation award. If an eligible employee elects to make voluntary contributions, NOVA Chemicals matching contributions are made to the Restoration Plan after legislated maximums are exceeded. All of members of the NMB, other than Mr. Thomson who resides in Canada, participated in the Restoration Plan in 2012.
Employment Contracts
NOVA Chemicals and its subsidiaries have entered into employment contracts with certain NOVA Chemicals' executives, including the members of the NMB. The employment contracts provide for a three year term of service for Mr. Woelfel and an indefinite term of service for the other members of the NMB. In the event of termination of employment other than for cause (as defined in the employment contracts), resignation or retirement, the members of the NMB are entitled to be paid a lump sum payment equal to 18 months' compensation (21 months for Mr. Greene), conditional upon execution and delivery of a release. The lump sum payments include: a) base salary in effect at the time of termination; b) Incentive Compensation Plan award calculated at target; c) for U.S. resident members of NMB, employer contributions to the U.S. Savings Plan; and d) perquisite allowance. In addition, the members of the NMB are entitled to continued medical, dental and life insurance coverage, financial counseling and outplacement support if they are terminated without cause.
Directors' and NMB Indemnity Payments
We have entered into indemnity agreements with NOVA Chemicals directors that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors. See Item "7.B. RELATED PARTY TRANSACTIONS." No indemnity payments were made to directors in 2012.
6.C.    Board Practices
Board of Directors
The Board currently consists of seven members. Directors are elected annually and serve until their successors are elected or appointed, they resign, they are removed from office or their office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the Business Corporations Act (New Brunswick). Each of the directors has served in his respective capacity since his election; see the tables above in Item 6.A. for the period during which each director has served in that office.
Directors' Service Contracts
There are no director service contracts between us and our directors providing for benefits upon termination of employment, other than an employment agreement with Randy Woelfel.

Committees of the Board
The Board has established two standing committees (the "Committees"), the Audit Committee and the Remuneration Committee, and has delegated certain of its responsibilities to each of the Committees. In this regard, each Committee has been mandated to perform certain advisory functions, and to make recommendations and report to the Board.
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
Audit Committee
Chairman: Stephen Soules
Other Members: Mohamed Al Mehairi and Georg Thoma
The Audit Committee of the Board reviews and enquires into matters affecting our financial reporting, our system of internal accounting and financial controls and procedures and our financial audit procedures and plans; oversees the policies and practices relating to corporate compliance and risk management strategies; reviews and approves the external auditor's proposed audit scope and approach and the performance of the external auditors; reviews with management the mandate and appointment of internal auditors; oversees the funding and investment of the trust funds associated with our retirement plans; and reviews with management and reports to the Board of Directors on our financing plans and objectives.
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
Remuneration Committee
Chairman: Mohamed Al Mehairi
Other Members: Mark Garrett and Georg Thoma
The Remuneration Committee of the Board is responsible for overseeing our policies and practices with respect to human resources. In this regard, the Remuneration Committee reviews recommendations for the appointment of persons to senior executive positions, and considers terms of employment, including succession planning and matters of compensation. This Committee recommends to the Board the goals and objectives used to determine executive leadership compensation, and evaluates the NOVA Management Board's performance. For additional information relating to the compensation of our senior executives in 2012, see "Item 6.B. — Compensation."
6.D.    Employees
As of December 31, 2012, we employed approximately 2,500 full-time employees globally.
Collective bargaining agreements with various unions, covering approximately 300, or 12%, of the approximately 2,470 North American employees, are in place at certain plants located in Ontario and Pennsylvania. A collective bargaining agreement involving approximately 200 employees at our olefins plant in Corunna, Ontario, was re-negotiated in 2010 with an expiration date of March 31, 2013. A collective bargaining agreement involving approximately 100 employees at the polystyrene plant at the Beaver Valley site in Monaca, Pennsylvania, was re-negotiated in 2012 with an expiration date of March 14, 2015. We engage in continuous dialogue with the unions to address current issues and proactively address potential bargaining items. We expect to renew the collective bargaining agreement for our Corunna, Ontario olefins plant, which expires on March 31, 2013.
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
7.B.    Related Party Transactions
Our Employment Agreements with the Members of the NMB
For a description of our employment agreements with members of the NMB, see "Item 6.B. Compensation."
Directors' and Officers' Insurance
We maintain directors' and officers' liability insurance with policy limits of $100 million in the aggregate, subject to a deductible in respect of corporate reimbursement of $500,000 for each loss. We are generally to be reimbursed for payments made under corporate indemnity provisions on behalf of our directors and officers, and individual directors and officers (or their heirs and legal representatives) are generally covered for losses arising during the performance of their duties for which they are not indemnified by us. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, while such director or officer is no longer acting in an insured capacity and claims brought by us against a director or officer, except for derivative actions.
Director Indemnity Agreements
We have indemnity agreements with each of our directors containing provisions that may require us and from time to time, certain of our affiliates, to, among other things, indemnify such directors against certain liabilities that may arise by reason of their status or service as our directors, and obtain the approval of a court, if required, to meet such indemnity obligations. The directors are entitled to reimbursement for time spent responding to or testifying in connection with any proceedings involving us, tax gross-up payments to the extent such directors are not entitled to certain tax deductions related to the indemnification payments, and reimbursement of their expenses incurred as a result of any proceeding against them as to which they could be indemnified, provided that any expenses not actually incurred shall be repaid. The right to indemnification will only apply where the director acted honestly and in good faith with a view to our best interest and, in the case of a criminal or administrative action, had reasonable grounds for believing that his conduct was lawful. The indemnity agreements further provide that we shall be the indemnitor of first resort and that we are required to advance the full amount of expenses incurred by the directors.
7.C.    Interests of Experts and Counsel
Not Applicable
ITEM 8.    FINANCIAL INFORMATION
8.A.    Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements" for our Annual Audited Consolidated Financial Statements, related notes and other financial information filed with this annual report on Form 20-F.
Legal Proceedings
We are involved in litigation from time-to-time in the ordinary course of business.
In 2005, Dow Chemical filed a complaint against us in the Federal District Court in Delaware alleging that certain grades of our SURPASS polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in verdict against us that awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. In addition, the District Court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. We appealed the verdict to the Court of Appeals for the Federal Circuit (the "CAFC"), which affirmed the District Court ruling. To stay execution (i.e., collection) of the money judgment pending the outcome of any appeal, we posted a bond. The bond was secured with cash collateral in the amount of $85 million. In February 2012, we petitioned the CAFC for an en banc (all members of the CAFC) review of the panel decision, which was denied, and, in August 2012, we filed a petition for Certiorari (review) with the U.S. Supreme Court, which was denied in October 2012. After our petition for Certiorari was denied, we paid Dow Chemical approximately $77 million, the bond was terminated and the $85 million of cash collateral was released. We continue to explore our options with respect to this litigation. A Supplemental Damages Bench Trial is scheduled to begin on April 30, 2013 to determine any additional damages that should be awarded to Dow Chemical based on sales of SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011.
In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent. We filed our statement of defense and counterclaim in March 2011. A trial on the infringement issue is scheduled to commence in September 2013 and, if necessary, a subsequent trial to determine damages will be held at a future date. It is too early for us to assess the potential outcome of this litigation, including any financial impact.

A claim was filed against us in the Court of Queen's Bench of Alberta by Dow concerning the third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount claimed is approximately $300 million. Dow has also claimed for further losses and damages in an amount to be proven at the trial of this action, therefore the amount claimed will increase. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is approximately $700 million.
Dividend Policy
We do not have a formal dividend policy with respect to our common shares, which are our only issued and outstanding class of equity. In the fourth quarter of 2011, our Board of Directors approved a $75 million distribution for the 2011 financial year, which was paid to our sole shareholder at the end of March 2012. The distribution occurred by a reduction of our stated capital account maintained for our common shares. Dividends or distributions will be declared subject to the requirements of the Business Corporations Act (New Brunswick), and paid as permitted by our senior secured revolving credit facility. We expect that we will pay a distribution to our shareholder in 2013 for the 2012 financial year in an amount at least equal to the distribution paid for the 2011 financial year.
8.B.    Significant Changes
Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2012.
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

Conflicts of Interest
Our By-Laws provide that a director who is a party to a material transaction or material contract, or proposed material transaction or material contract with us, is a director or officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act and explained in the following paragraph, no such director of the Corporation shall vote on any resolution to approve any such transaction. If a material transaction or material contract is made between us and one or more of our directors or officers, or between us and another person of which a director or officer of NOVA Chemicals is a director or officer or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the transaction or contract was approved by the directors or the shareholder and it was reasonable and fair to us at the time it was approved.
The Act provides that a director who is materially interested in a contract may not vote on any resolution to approve the contract unless the contract is (i) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of us or an affiliate, (ii) one that relates primarily to the director's remuneration as a director, officer, employee or agent of the Corporation or an affiliate, (iii) is for indemnity or insurance for the director against liability incurred by the director acting in his or her capacity as director, or (iv) is with an affiliate.
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
10.C.    Material Contracts
On December 17, 2012, we executed a Third Amending Agreement to our $425 million senior secured revolving credit facility to, among other things, extend the maturity date from December 17, 2015 to December 17, 2016.
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
10.E.    TAXATION
Not Applicable

10.F.    Dividends and Paying Agents
Not Applicable
10.G.    Statement By Experts
Not Applicable
10.H.    Documents on Display
We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read this information on the SEC's Internet website that contains reports and other information about companies like us who file electronically with the SEC. The URL of that website is http://www.sec.gov.
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
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable
ITEM 15.    CONTROLS AND PROCEDURES
(a)   Disclosure Controls and Procedures
Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2012, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
Management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2012, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in our internal control over financial reporting that have been identified by management.
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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following fees were billed to us by Ernst & Young LLP and approved by our Audit Committee during the prior two years:

(U.S. dollars)	2012	2011
Audit Fees	$2,240,511	$2,376,713
Audit-Related Fees	297,860	285,605
Tax Fees	87,368	15,319
Total Fees	$2,625,739	$2,677,637
Audit fees include fees for the audit of our annual audited consolidated financial statements, statutory audits of subsidiaries, and review of certain quarterly reports. Fee amounts are based on invoices relating to the respective year-end audits that have been received and those expected to be billed.
Audit-related fees include fees for services that are related to the audit of our annual audited consolidated financial statements. These services include an audit and documentation of conclusions for the adoption of IFRS and an audit of the IFRS opening balance sheet, non-statutory audits of subsidiaries and affiliates, and consultation on other accounting and disclosure matters.
Tax fees include fees for advice on on tax-related matters.
Our Audit Committee approves all fees paid to the external auditors. In addition, in accordance with applicable rules regarding audit committees, the Audit Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2012, the Audit Committee has concluded that it does not.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable
ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not Applicable
ITEM 16G.    CORPORATE GOVERNANCE
Not Applicable
ITEM 16H.    MINE SAFETY DISCLOSURE
Not Applicable
PART III
ITEM 17.    FINANCIAL STATEMENTS
Not Applicable
ITEM 18.    FINANCIAL STATEMENTS
Our annual audited consolidated financial statements for the fiscal year ending December 31, 2012, including the notes thereto and together with auditor's report thereon, are included in this annual report beginning on page F-1.

ITEM 19.    EXHIBITS

Exhibit No.		Description
1.1		Certificate and Articles of Continuance of NOVA Chemicals Corporation dated July 6, 2009(1)
1.2		General By-Law No. 3 of NOVA Chemicals Corporation dated July 6, 2009(1)
2.1
Indenture, dated as of October 16, 2009, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee in respect of the 8.375% Senior Notes due 2016 and 8.625% Senior Notes due 2019(2)

2.2
Indenture, dated as of September 21, 1995, between NOVA Chemicals Corporation, as successor to NOVACOR Chemicals Ltd., and The Bank of New York Mellon Trust Company, N.A. (as successor to JP Morgan Chase Bank, N.A., as successor to Bank One Trust Company, NA, and as successor to The First National Bank of Chicago)(3)

4.1
Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent, and the lenders from time to time party thereto(4)

4.2
First Amending Agreement, dated as of October 28, 2010, to Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto(5)

4.3
Second Amending Agreement, dated as of October 18, 2011, to Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto(6)

4.4	*
Third Amending Agreement, dated as of December 17, 2012, to Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto

4.5		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and Directors(7)
7.1	*	Computation of Ratio of Earnings to Fixed Charges
8.1	*	List of Subsidiaries
12.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*
Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference from the Report on Form 6-K of NOVA Chemicals Corporation filed on August 6, 2009.

(2)	Incorporated by reference from Exhibit 4.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915 filed on December 21, 2009.

(3)	Incorporated by reference from Exhibit 7.1 to the Registration Statement on Form F-9 of NOVA Chemicals Corporation, File No. 333-6108.

(4)	Incorporated by reference from Exhibit 10.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915 filed on December 21, 2009.
(5)    Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F of NOVA Chemicals Corporation filed on March 9, 2011.
(6)    Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F of NOVA Chemicals Corporation filed on March 13, 2012

(7)	Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915 filed on December 21, 2009.
* Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA CHEMICALS CORPORATION

By:	/s/ TODD D. KARRAN
Name: Todd D. Karran Title: Senior Vice President and Chief Financial Officer
Date: February 28, 2013

F-i

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDER OF NOVA CHEMICALS CORPORATION
We have audited the accompanying consolidated financial statements of NOVA Chemicals Corporation, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 and a summary of significant accounting policies and other explanatory information.
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
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
ERNST & YOUNG LLP
Chartered Accountants
February 28, 2013
Calgary, Canada

Consolidated Income Statements
		Year Ended December 31
(millions of U.S. dollars)	Notes	2012	2011	2010
Revenue		$5,055	$5,241	$4,576

Feedstock and operating costs		3,955	4,026	3,737
Research and development		45	41	37
Sales and marketing		31	29	27
General and administrative		165	138	178
		4,196	4,234	3,979
Operating profit from continuing operations		859	1,007	597

Finance costs, net	18	(134)	(166)	(186)
Other losses, net	19	(11)	(18)	(50)
		(145)	(184)	(236)
Profit before income taxes from continuing operations		714	823	361
Income tax expense	20	(156)	(215)	(124)
Profit from continuing operations		558	608	237
(Loss) profit from discontinued operations, net of tax	5	(14)	7	26
Profit		$544	$615	$263
Refer to the accompanying Notes to the Consolidated Financial Statements

Consolidated Statements of Comprehensive Income
		Year Ended December 31
(millions of U.S. dollars)	Notes	2012	2011	2010
Profit		$544	$615	$263

Exchange differences on translation of foreign operations from continuing operations		3	2	(5)
Exchange differences on translation of foreign operations from discontinued operations		—	(2)	2
Recycled to income statement on disposal of foreign operations		—	(5)	—
		3	(5)	(3)

Actuarial losses arising from employee benefit plan liabilities from continuing operations	21	(84)	(167)	(67)
Income tax effect	20	16	41	17
		(68)	(126)	(50)

Actuarial losses arising from employee benefit plan liabilities from discontinued operations		—	—	(9)
Income tax effect		—	—	—
		—	—	(9)
		(68)	(126)	(59)
Other comprehensive loss		(65)	(131)	(62)
Comprehensive income		$479	$484	$201
Refer to the accompanying Notes to the Consolidated Financial Statements

Consolidated Statements of Financial Position
(millions of U.S. dollars)	Notes	December 31 2012	December 31 2011
ASSETS
Current assets
Cash and cash equivalents		$653	$960
Trade and other receivables	6	458	510
Inventories	7	466	575
Income taxes receivable		51	31
Restricted cash	8	—	85
Other current assets	8	48	82
		1,676	2,243
Assets held for sale	5	—	22
		1,676	2,265
Intangible assets	9	400	435
Other non-current assets	10	39	25
Deferred tax assets	20	15	37
Property, plant and equipment	12	3,479	3,446
		$5,609	$6,208
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	13	$433	$343
Other current liabilities	14	100	178
Income taxes payable		28	40
Provisions	16	32	109
Long-term debt due within one year	15	3	582
		596	1,252
Liabilities associated with assets held for sale	5	—	7
		596	1,259
Long-term debt	15	791	1,159
Other non-current liabilities	17	55	48
Employee benefit plan liability	21	452	449
Provisions	16	106	105
Deferred tax liability	20	750	808
		2,750	3,828
EQUITY
Issued capital		786	786
Foreign currency translation reserve		—	(3)
Retained earnings		2,073	1,597
		2,859	2,380
		$5,609	$6,208
Refer to the accompanying Notes to the Consolidated Financial Statements
On behalf of the Board of Directors:

/s/ Stephen Soules	/s/ Randy Woelfel
STEPHEN SOULES	RANDY WOELFEL
Chairman of the Audit Committee	Director

Consolidated Statements of Cash Flows
		Year Ended December 31
(millions of U.S. dollars)	Notes	2012	2011	2010
OPERATING ACTIVITIES
Profit before tax		$700	$830	$387
Loss (profit) from discontinued operations, net of tax		14	(7)	(26)
Profit before tax from continuing operations		714	823	361
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization		300	271	248
Unrealized loss (gain) on derivatives	24	1	(2)	15
Unrealized foreign exchange loss (gain)		1	—	(1)
Other losses, net		—	1	—
Impairment charge	9, 12	21	6	20
Movements in provisions and pensions		(160)	(27)	65
Finance costs, net		134	161	182
		1,011	1,233	890
Working capital adjustments:
Trade and other receivables		54	(38)	(95)
Inventories		111	(124)	50
Other current assets		81	(24)	(9)
Trade and other payables		87	18	(72)
Other current liabilities		(6)	(17)	(6)
		327	(185)	(132)
Changes in other non-current assets and liabilities		(3)	57	(77)
		324	(128)	(209)
Interest received		5	3	6
Income tax paid, net of refunds		(185)	(145)	(16)
Cash provided by operating activities from continuing operations		1,155	963	671
Cash used in operating activities from discontinued operations		(9)	(13)	(16)
Cash provided by operating activities		1,146	950	655
INVESTING ACTIVITIES
Purchase of property, plant and equipment		(265)	(158)	(126)
Capitalized borrowing costs	12	(4)	—	—
Turnaround costs		(51)	(80)	(23)
(Payments) proceeds from sale of investment in joint ventures	5	(2)	55	—
Purchase of intangible assets		(6)	(2)	(5)
Repayment of note receivable	8	46	—	—
Proceeds from sale of property, plant and equipment		—	1	1
Proceeds from dissolution of other investments		—	5	6
Dividends received		—	—	1
Cash used in investing activities from continuing operations		(282)	(179)	(146)
Cash used in investing activities from discontinued operations		—	(1)	—
Cash used in investing activities		(282)	(180)	(146)
FINANCING ACTIVITIES
Long-term debt repayments		(801)	(10)	(315)
(Decrease) increase in accounts receivable securitization funding		(182)	28	32
Interest paid		(113)	(134)	(158)
Distribution paid	25	(75)	—	—
Cash used in financing activities		(1,171)	(116)	(441)
(Decrease) increase in cash and cash equivalents		(307)	654	68
Cash and cash equivalents, beginning of year		960	306	238
Cash and cash equivalents, end of year		$653	$960	$306
Refer to the accompanying Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Equity
(millions of U.S. dollars)	Notes	Issued capital(1)	Foreign currency translation reserve	Retained earnings	Total equity
January 1, 2010		$861	$5	$904	$1,770
At Profit for the year		—	—	263	263
At Other comprehensive loss		—	(3)	(59)	(62)
At Total comprehensive (loss) income		—	(3)	204	201
December 31, 2010		861	2	1,108	1,971
Profit for the year		—	—	615	615
Other comprehensive loss		—	(5)	(126)	(131)
Total comprehensive (loss) income		—	(5)	489	484
Distribution	14, 25	(75)	—	—	(75)
December 31, 2011		786	(3)	1,597	2,380
Profit for the year		—	—	544	544
Other comprehensive income (loss)		—	3	(68)	(65)
Total comprehensive income		—	3	476	479
December 31, 2012		$786	$—	$2,073	$2,859

(1)
Unlimited number of authorized voting common shares without par value, non-voting first preferred shares and non-voting second preferred shares. At December 31, 2012, 2011 and 2010 there were 141,494,222 common shares issued and outstanding.

Refer to the accompanying Notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, unless otherwise noted.)
1.     CORPORATE INFORMATION
These consolidated financial statements of NOVA Chemicals Corporation as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 were authorized for issue in accordance with a resolution adopted by our Board of Directors on February 28, 2013. NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5. Where used in these financial statements, "NOVA Chemicals" or "the Company" or "we" or "our" or "us" means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.
Our principal activities are described in Note 23. Information on our ultimate parent is presented in Note 25.
2.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Basis of preparation
These consolidated financial statements of NOVA Chemicals Corporation have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
These consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. These consolidated financial statements are presented in U.S. dollars with all values rounded to the nearest million, except when otherwise indicated.
Basis of consolidation
These consolidated financial statements comprise the financial statements of NOVA Chemicals Corporation and our subsidiaries as at December 31, 2012.
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
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will be available to allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred tax relating to items recognized outside of profit or loss is recognized outside of profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.
Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
Sales tax
Expenses and assets are recognized net of the amount of sales tax except:

•
When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.

•	When receivables and payables are stated with the amount of sales tax included.

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
Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated income statement.
Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.
Property, plant and equipment ("PP&E")
PP&E is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost of an item of PP&E is the purchase cost and all costs incurred to bring the item to the condition where it is capable of operating in the manner intended by management. Borrowing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. The present value of the expected cost for decommissioning the asset at the end of its useful life is included in the cost of the respective asset. See Notes 3 and 16 for further information about our decommissioning provisions. If the cost of replacing a part of an item of plant and equipment is capitalized, the carrying amount of the part that has been replaced is derecognized. Significant components of an item of PP&E which are expected to be replaced prior to the end of the useful life of the item are recognized as individual assets and depreciated separately. The cost of performing a major inspection ("turnaround") is recognized in the carrying value of PP&E as a replacement, if the recognition criteria are satisfied, and any remaining carrying amount of the cost of the previous inspection is derecognized. Turnaround costs are amortized over the period remaining until the next scheduled turnaround. All other repair and maintenance costs are recognized in the income statement as incurred.
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
Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. An arrangement is considered to contain a lease if the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.
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
Financial instruments
Financial assets
Financial assets within the scope of International Accounting Standard ("IAS") 39, Financial Instruments: Recognition and Measurement, are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial assets at initial recognition. All financial assets are recognized initially at fair value plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.
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
Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold the instrument to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs, net in the income statement. The losses arising from impairment are recognized in the income statement in finance costs, net. We did not have any held-to-maturity investments during the years ended December 31, 2012, 2011 and 2010 .
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
The subsequent measurement of financial liabilities depends on their classification as follows:
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by us that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held-for-trading are recognized in the income statement. We have not designated any financial liabilities upon initial recognition as at fair value through profit or loss.
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
Derecognition
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.
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
The fair value of commodity contracts that meet the definition of a derivative as defined by IAS 39 and are not entered into in accordance with our expected purchase, sale or usage requirements are recognized in the income statement in feedstock and operating costs.
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
At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the effectiveness of changes in the hedging instrument's fair value in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
As of December 31, 2012 and 2011 and during the years then ended, we have not designated as hedging instruments, any of our derivative financial instruments.
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
We base our impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of our CGU's to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year. Impairment losses of continuing operations are recognized in the income statement in those expense categories consistent with the function of the impaired asset.
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
Provisions and contingent liabilities
Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Contingent liabilities are possible obligations, whose existence will only be confirmed by future events not wholly within our control, or present obligations where it is not probable that an outflow of resources will be required or the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote.
Restructuring provisions
Restructuring provisions are only recognized when general recognition criteria for provisions are fulfilled. We follow a detailed, formal plan about the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and appropriate timeline. Additionally, there must be a valid expectation for the people affected that the restructuring will be carried out or the implementation has been initiated already.
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
The cost of providing benefits under defined benefit plans is determined separately for each plan using the projected unit credit method and is expensed as employees provide services. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods. The past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, immediately following the introduction of, or changes to, a pension plan, past service costs are recognized immediately. The defined benefit asset or liability is the present value of the defined benefit obligation, using a discount rate based on high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or projected cash flows of our pension liabilities, less unrecognized past service costs and less the fair value of plan assets out of which the obligations are to be settled. Fair value for plan assets is based on market price information. The value of any defined benefit asset recognized is restricted to the sum of any unrecognized past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The cost of defined contribution benefits is expensed as earned by employees. In North America, we also provide medical care and life insurance benefits to eligible retirees and their dependents. These benefits are unfunded and are expensed as the employees provide service.
Environmental compliance units
We are subject to certain provincial and federal environmental laws and regulations concerning greenhouse gas emissions and renewable fuel usage requirements. We have adopted the net liability approach to account for emission allowances granted. Under the net liability approach, emission allowances received are recorded at a nominal amount (i.e., nil) and a liability is only recognized once the actual emissions exceed the emissions allowances granted and still held, thereby requiring the entity to purchase additional allowances (compliance units) from other parties or incur a regulatory penalty. A provision is recognized only when actual emissions exceed the emission allowances granted and still held. The emission costs are recognized in feedstock and operating costs in the consolidated income statements. Where compliance units are purchased from other parties, they are recorded at cost, which approximates fair value, and are included in other non-current assets in the consolidated statements of financial position.
Changes in accounting policies and disclosures
Our accounting policies adopted are consistent with those of the previous financial year, except for the following amendments to IFRS effective as of January 1, 2012 that are described below:
IAS 12, Income Taxes (Amendment) - Deferred Taxes: Recovery of Underlying Assets
The amendment created an exception to the principle that the measurement of deferred tax liabilities and deferred tax assets should reflect the tax consequences that would follow from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities. In specified circumstances, such as when the deferred tax liability or asset arises from investment property or property, plant and equipment or intangible assets measured using the revaluation model, the measurement of deferred tax liabilities and assets should reflect a rebuttable presumption that the carrying amount of the underlying asset will be recovered entirely by sale. Standing Interpretations Committee (“SIC”) 21, Income Taxes—Recovery of Revalued Non-Depreciable Assets, is no longer applicable to investment properties carried at fair value. The remaining guidance from SIC 21 was added to IAS 12, which requires businesses to measure the deferred tax relating to an asset to be measured based upon the expectation that the carrying amount of the asset will be recovered by selling the asset or using it. The amendments were adopted January 1, 2012. The application of the amended standard did not have an impact on our consolidated financial statements.
IFRS 7, Financial Instruments: Disclosures - Enhanced Derecognition Disclosure Requirements
The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about the entity's continuing involvement in derecognized assets to enable the users to evaluate the nature of, and risks associated with, such involvement. The amendment is effective for annual periods beginning on or after July 1, 2011. We adopted this amendment as of January 1, 2012 and the required disclosures are reflected in Note 15 of our consolidated financial statements.
3.     SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Judgments
In the process of applying our accounting policies, management has made the following judgments, which currently have or in the future could have the most significant effects on the amount recognized in our consolidated financial statements:
New feedstock, transportation and storage agreements
Throughout 2012, we entered into a number of key agreements in connection with the projects related to our NOVA 2020 strategy, which are in various stages of development and construction. These include a long-term agreement for ethane supply from the Marcellus Shale Basin to further support the revamp of our Corunna cracker to utilize up to 100% natural gas liquids ("NGLs") feedstock; and long-term agreements for additional sources of ethane supply for our Joffre complex.
These agreements are being evaluated in relation to various IFRS principles, the most significant of which is International Financial Reporting Interpretations Committee ("IFRIC") 4, Determining Whether an Arrangement Contains a Lease. IFRIC 4 requires that determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

a)	fulfillment of the arrangement is dependent on the use of a specified asset or assets; and

b)	the arrangement conveys a right to use the asset
Management expects that based on evaluation of the terms and conditions of the arrangements that they do not meet both criteria under IFRIC 4 and therefore do not contain leases.

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
Impairment of non-financial assets
Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from management's estimate of future cash flows and do not include restructuring activities that we have not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. Other factors that management must estimate include: industry and market conditions, sales volumes and prices, costs to produce, inflation, etc. We use reasonable, supportable and where available third-party, industry expert assumptions when performing impairment reviews. We assessed all of our non-financial assets for indicators of impairment at the end of each reporting period. See Notes 9 and 12.
Intangible assets
Judgmental aspects of accounting for intangibles involves selection of an appropriate method of amortization, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year end. We made no changes to the amortization periods or methods for intangible assets during 2012, and have no intangible assets with indefinite useful lives.
PP&E
Judgmental aspects of accounting for PP&E involves selection of an appropriate method of depreciation, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. We are able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is consistent with the pattern of economic benefits that are expected from the use of our plants and equipment, requires less estimation and judgment, and is a systematic and rational basis for allocating the depreciable cost over the period in which the assets' benefit is realized. We review the estimated useful lives and the depreciation method of PP&E at each financial year end and make adjustment prospectively when appropriate. This review is completed by our engineers familiar with the plant sites and requires management's assessment of economic utility. We made no changes to the estimated useful lives or depreciation methods for PP&E during 2012.
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
At December 31, 2012, we have U.S. federal tax loss carryforwards of $110 million (December 31, 2011 — $117 million). These tax losses will expire in 2028. In addition at December 31, 2012, we have $190 million of tax loss carryforwards in Switzerland (December 31, 2011 — $205 million), with expiration dates from 2013 to 2017. However, as these losses relate to subsidiaries that have a history of losses, deferred tax assets have not been recognized as these losses may not be used to offset taxable profits elsewhere within the consolidated group. If we were able to recognize all unrecognized deferred tax assets, profit would increase by $59 million for the year ended December 31, 2012.
A tax reserve is used to provide for uncertain tax positions which consist of potential tax liabilities associated with possible disputes with tax authorities. At December 31, 2012 and 2011 the tax reserve for uncertain tax positions was $37 million and $47 million, respectively, and is included in our deferred tax liability on the consolidated statements of financial position.

Pension and post-retirement benefits
The cost and obligations for our defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Also, given the allocation of assets, the market value of the plans’ assets are sensitive to change in capital markets. All significant assumptions and asset values are reviewed at each reporting date.
In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration of projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.
For further details about the assumptions used, including a sensitivity analysis, refer to Note 21.
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
Provision for decommissioning
We have recognized a provision for decommissioning obligations associated with our manufacturing facilities. In determining the amount of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant, restore the site, and the expected timing of those obligations. The carrying amount of the provision as at December 31, 2012 and 2011 was $101 million. See Note 16.
Legal claims
When assessing the possible outcomes of legal claims that are filed against us, we rely on the opinions of our legal counsel. The opinions of our legal counsel are based on the best of their professional judgment and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims may ultimately be determined by the courts, or otherwise settled, they may be different from such estimates. See Notes 16 and 22.
4.     ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
Standards and amendments issued up to the date of issuance of our consolidated financial statements but not effective as of December 31, 2012 are listed below. We intend to adopt these standards when they become effective.
IAS 1, Presentation of Items of Other Comprehensive Income - Amendments to IAS 1
The amendments to IAS 1 improve the quality of the presentation of other comprehensive income ("OCI"). The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and has no impact on our financial position or performance.
IAS 19, Employee Benefits (Revised)
IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 will provide investors and other users of financial statements with a better understanding of an entity's obligations resulting from the provision of defined benefit plans and how those obligations will affect its financial position, financial performance and cash flow. Among other things, the amendment eliminates the option to defer the recognition of gains and losses, known as the 'corridor method', and will impact the net benefit expense as the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013.
As stated in our accounting policies, actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in OCI and such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods. Therefore, the amendment which eliminates the 'corridor method' will have no impact on our financial position or performance. We do however expect net benefit expense to increase as a result of applying the rate used to discount the benefit obligation as the rate used for calculating our expected return on plan assets. Any adjustment required to reflect the actual return on plan assets as compared to the expected return on plan assets will be recorded in OCI.

The amended standard requires retrospective application. We expect the following impacts to our consolidated financial statements:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Increase in feedstock and operating costs	$13	$8	$7
Increase in general and administrative expense	$4	$3	$3
Decrease in operating income	$17	$11	$10
Decrease in income tax expense	$4	$3	$3
Decrease in profit	$13	$8	$7

Increase in OCI	$13	$8	$7
IAS 32, Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32, Financial Instruments Presentation
The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. We are currently evaluating the impact of adopting this amended standard.
IFRS 7, Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7
These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. The amendments affect disclosure only and will not impact our financial position or performance.
IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but an amendment issued in December 2011 moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of this standard may have an effect on the classification and measurement of our financial assets, but will not have an impact on classification and measurement of financial liabilities. We are currently evaluating the potential impacts and will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.
IFRS 10, Consolidated Financial Statements
IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and replaces the consolidation requirements in SIC 12, Consolidation — Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 establishes a single control model that applies to all entities, including special purpose entities. The changes introduced by IFRS 10 will require management to exercise judgment to determine which entities are controlled and therefore required to be consolidated. IFRS 10 was subsequently amended to clarify the transition guidance and limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. This standard and amendment become effective for annual periods beginning on or after January 1, 2013. Based on the preliminary analyses performed, the adoption of IFRS 10 is not expected to have an impact on our consolidated financial statements.
IFRS 11, Joint Arrangements
IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC 13, Jointly-controlled Entities - Non-monetary Contributions by Venturers and provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). IFRS 11 addresses inconsistencies in the reporting of joint arrangements by requiring a single method (the equity method) to account for interests in joint ventures. In conjunction with the issuance of IFRS 11, IAS 28, Investments in Associates and Joint Ventures, was amended. An entity should apply IFRS 11 to determine the type of joint arrangement in which it is involved. Once it has determined that it has an interest in a joint venture, the entity should recognize an investment and account for it using the equity method in accordance with IAS 28 (as amended in 2011), unless the entity is exempt from applying the equity method as specified in the standard. IFRS 11 was subsequently amended to limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. This standard and amendment are effective for annual periods beginning on or after January 1, 2013. Based on the preliminary analyses performed, the adoption of IFRS 11 is not expected to have an impact on our consolidated financial statements.
IFRS 12, Disclosure of Interests in Other Entities
IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 will require an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 includes a number of new disclosures, but has no impact on our financial position or performance. IFRS 12 was subsequently amended to limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. This standard and amendment are effective for annual periods beginning on or after January 1, 2013.
IFRS 13, Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. This standard is effective for annual periods beginning on or after January 1, 2013. Based on the preliminary analyses performed, the adoption of IFRS 13 is not expected to have an impact on our consolidated financial statements.
Annual Improvements to IFRSs: 2009 - 2011 Cycle
The Annual Improvements to IFRSs: 2009 - 2011 Cycle were issued as a result of the IASB's annual improvement process which incorporates amendments to various standards. The improvement to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period. The improvement to IAS 16, Property Plant and Equipment, clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not in inventory. The improvement to IAS 32, Financial Instruments: Presentation, clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12. The improvement to IAS 34, Interim Financial Reporting, aligns the disclosure requirements for total segment assets with total segment liabilities in the interim financial statements. The amendments are effective for annual periods beginning on or after January 1, 2013 and will be applied retrospectively. Based on the preliminary analyses performed, these amendments are not expected to have an impact on our consolidated financial statements.
5.     ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS
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
The sale closed on February 28, 2011. At closing we received approximately $65 million (€47 million). During 2011, we finalized estimates for all but one of the remaining pension liabilities and paid INEOS a net of $10 million, resulting in net proceeds on the sale totaling $55 million in 2011. This amount did not represent our final net proceeds from the sale, because one of the pension liabilities which was estimated as of closing had not been finalized. We recognized a loss on the sale of $1 million during 2011. We received regulatory approval in April 2012 to finalize the remaining pension liability, paid INEOS $2 million and recorded an additional loss on the sale of $1 million during 2012. Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented.
SYNTHEON
During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, collectively known as SYNTHEON, including the intellectual property relating to both the building and construction products and concrete additive. We initially anticipated that the sale would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed. In August 2012, we sold our interest in Novidesa S.A. de C.V. to our joint venture partner, GRUPO Idesa. In December 2012, we sold NOVA Chemicals Chile Limitada, Accelerated Building Technologies, NCE Inc. and certain other building and construction technology and assets to Headwaters A.G., LLC, and certain of its subsidiaries, for $11 million which resulted in a loss on disposal of $1 million. At December 31, 2012, the $11 million in proceeds is included in the consolidated statement of financial position as trade and other receivables ($3 million) and other current assets ($8 million in a note receivable, see Note 8). Associated results of operations and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.

Summarized financial information for our 50% share of the INEOS NOVA joint venture ("INJV") and SYNTHEON is shown below:

	Year Ended December 31
(millions of U.S. dollars)	2012			2011			2010
	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Revenues	$—	$25	$25	$—	$20	$20	$—	$14	$14

(Loss) profit from discontinued operations, before tax	$—	$(12)	$(12)	$22	$(13)	$9	$39	$(14)	$25
Loss on disposal, before tax	(1)	(1)	(2)	(1)	—	(1)	—	—	—
Income tax (expense) recovery	—	—	—	(4)	3	(1)	—	1	1
(Loss) profit from discontinued operations, net of tax	$(1)	$(13)	$(14)	$17	$(10)	$7	$39	$(13)	$26

	December 31 2012	December 31 2011
(millions of U.S. dollars)	SYNTHEON	SYNTHEON
Current assets
Cash and cash equivalents	$—	$2
Trade and other receivables	—	5
Inventories	—	2
Other current assets	—	2
	—	11
Investments in joint ventures	—	3
Property, plant and equipment	—	8
Assets held for sale	$—	$22

Current liabilities
Trade and other payables	$—	$7
Liabilities associated with assets held for sale	$—	$7
6.     TRADE AND OTHER RECEIVABLES

(millions of U.S. dollars)	December 31 2012	December 31 2011
Trade receivables	$398	$457
Allowance for doubtful accounts	(2)	(4)
	396	453
Trade accruals	59	53
Other	3	4
	$458	$510
Trade receivables are non-interest bearing and are generally on 30-90 day terms. See Note 24 for further discussion of credit risk.
Accounts receivable securitization programs
We sell interests in certain trade accounts receivable pursuant to revolving securitization transactions in which we retain servicing responsibilities. See Note 15.

7.     INVENTORIES

(millions of U.S. dollars)	December 31 2012	December 31 2011
Spare parts and supplies	$33	$32
Raw materials	165	239
Finished goods	268	304
	$466	$575
For the years ended December 31, 2012, 2011 and 2010, costs of inventories recognized as expense were $3,623 million, $3,749 million, and $3,461 million, respectively, and are included in feedstock and operating costs in our consolidated income statements.
8.     OTHER CURRENT ASSETS

(millions of U.S. dollars)	Notes	December 31 2012	December 31 2011
Commodity-based derivatives not designated as hedges	24	$4	$5
Notes receivable	5	8	46
Recoverable taxes		2	—
Prepaid expenses		11	8
Other assets		23	23
		$48	$82

Restricted cash	22	$—	$85
Notes receivable
At December 31, 2012, balance relates to a secured note receivable resulting from the sale of SYNTHEON (see Note 5) which is due by December 2013 and bears interest at LIBOR plus 5% per annum.
At December 31, 2011, balance related to a Euro denominated unsecured note receivable, bearing interest at 4.5% per annum which was due in November 2012, and repaid.
Restricted cash
At December 31, 2011, restricted cash of $85 million secured a bond related to patent litigation (see Note 22).

9.     INTANGIBLE ASSETS

(millions of U.S. dollars)	Software	Licenses & technology	Contracts	Total
Cost
At December 31, 2010	$22	$117	$375	$514
Additions	2	—	—	2
At December 31, 2011	24	117	375	516
Additions	2	4	3	9
Disposals	—	—	(1)	(1)
At December 31, 2012	$26	$121	$377	$524
Amortization and impairment
At December 31, 2010	$9	$10	$30	$49
Amortization	6	7	19	32
At December 31, 2011	15	17	49	81
Amortization	5	7	20	32
Disposals	—	—	(1)	(1)
Impairment	—	12	—	12
At December 31, 2012	$20	$36	$68	$124
Net book value
At December 31, 2012	$6	$85	$309	$400
At December 31, 2011	$9	$100	$326	$435
Impairment of intangible assets
At each reporting date, we assessed our intangible assets for indicators of impairment and in 2012 determined that certain impairment indicators exist in the SCLAIRTECH™ licensing business. In recent years our focus has been on the Advanced SCLAIRTECH™ technology. As a result, the sales prospects for future SCLAIRTECH technology licenses has fallen behind competing technologies. During 2012, we decided to cease actively promoting the licensing of our SCLAIRTECH technology. The carrying value of this asset at December 31, 2012, prior to any impairment was $12 million and was written down to its estimated fair value of nil. The related impairment charge of $12 million is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2012.
10.   OTHER NON-CURRENT ASSETS

(millions of U.S. dollars)	December 31 2012	December 31 2011
Available-for-sale investments — unquoted equity shares	$2	$1
Available-for-sale investments — quoted debt securities and equity shares	15	12
Environmental compliance units	11	2
Other assets and deferred costs	11	10
	$39	$25
Available-for-sale investments — quoted debt securities and equity shares
We have investments in listed equity and debt securities. The fair value of the quoted debt securities and equity shares is determined by reference to published quotations in an active market.
11.   INVESTMENTS IN JOINT ARRANGEMENTS
INEOS NOVA joint venture
We had a 50% interest in the INEOS NOVA joint venture, two jointly controlled entities, which produced styrene and styrenic polymers in Europe and North America. On October 31, 2010, we entered into an agreement with an affiliate of INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The sale closed on February 28, 2011. See Note 5.

Other jointly controlled entities
On March 24, 2010, we entered into an agreement with Reliance Industrial Investments & Holdings Limited to form a 50:50 joint venture in India known as Reliance Innovative Building Solutions Private Limited.
On October 1, 2005, the Corporation and Grupo IDESA commenced operations of a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture developed, manufactured and marketed products and systems, such as insulating concrete forms, for the Mexican building and construction market. The joint venture previously marketed expandable polystyrene ("EPS") for construction and packaging applications in the growing Mexican market. The EPS was manufactured at a Grupo IDESA facility. In January 2011, the parties agreed that the joint venture would no longer market EPS and would focus on its products and systems for building and construction applications. In August 2012, we sold our interest in NOVIDESA S.A. de C.V. to our joint venture partner. See Note 5.
Jointly controlled assets
We own a 50% interest in the Joffre E3 ethylene plant and a 20% interest in a cogeneration facility located at our Joffre, Alberta production facility. These are accounted for as jointly controlled assets and are proportionately consolidated in our consolidated financial statements.
The following is summarized financial information for our interests in jointly controlled assets.

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Revenue	$393	$438	$364
Operating expenses, depreciation and income taxes	(274)	(294)	(284)
Profit	$119	$144	$80

(millions of U.S. dollars)	December 31 2012	December 31 2011
Current assets	$97	$94
Non-current assets	898	955
Current liabilities	(19)	(27)
Non-current liabilities	(31)	(31)
Equity	$945	$991

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Cash inflows (outflows) from:
Operating activities	$8	$15	$18
Investing activities	$(9)	$(11)	$(19)
Financing activities	$(1)	$—	$—

12.   PROPERTY, PLANT AND EQUIPMENT

(millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total
Cost
At December 31, 2010	$44	$3,652	$8	$9	$7	$9	$71	$3,800
Additions	—	145	3	3	1	—	85	237
Disposals	—	(9)	—	—	—	—	(1)	(10)
Transfers	—	44	1	1	—	—	(46)	—
At December 31, 2011	44	3,832	12	13	8	9	109	4,027
Additions	—	111	2	4	—	—	201	318
Disposals	—	(34)	—	—	—	—	(2)	(36)
Transfers	—	64	—	—	1	—	(65)	—
At December 31, 2012	$44	$3,973	$14	$17	$9	$9	$243	$4,309
Depreciation and impairment
At December 31, 2010	$—	$337	$2	$4	$—	$1	$—	$344
Depreciation	—	227	1	3	1	1	—	233
Disposals	—	(2)	—	—	—	—	—	(2)
Impairment	—	6	—	—	—	—	—	6
At December 31, 2011	—	568	3	7	1	2	—	581
Depreciation	—	257	2	4	1	—	—	264
Disposals	—	(24)	—	—	—	—	—	(24)
Impairment	—	5	—	—	—	—	4	9
At December 31, 2012	$—	$806	$5	$11	$2	$2	$4	$830

Net book value
At December 31, 2012	$44	$3,167	$9	$6	$7	$7	$239	$3,479
At December 31, 2011	$44	$3,264	$9	$6	$7	$7	$109	$3,446
Assets under construction
Assets under construction at December 31, 2012, relate primarily to our NOVA 2020 growth projects. The revamp of our Corunna cracker facility to utilize up to 100% NGL feedstock is currently in the implementation stage with project completion expected in 2014. A new gas phase reactor to be located at our Joffre facility is currently in the development stage, with commissioning and start-up expected by the end of 2015.
Capitalized borrowing costs
The amount of borrowing costs capitalized during the year ended December 31, 2012 was $4 million. A weighted average borrowing rate of approximately 7% was used to determine the amount of costs eligible for capitalization.
Impairment of PP&E
Impairment charges of $9 million and $6 million during the years ended December 31, 2012 and 2011, respectively, relate to our Performance Styrenics segment. The market for certain products has not improved significantly, but we continue to spend a significant amount on capital expenditures for the business and other common facilities at our manufacturing sites, resulting in a carrying value of these assets greater than their recoverable amount based on the estimated future cash flows. At December 31, 2012, the carrying value of these assets was $14 million prior to any impairment charge. The carrying value of these assets was written down to their estimated fair value of $5 million, resulting in an impairment charge of $9 million. The carrying value of these assets at December 31, 2011 prior to write-down was $10 million. The fair value was estimated to be $4 million. Thus, the assets were written down to their estimated fair value, resulting in an impairment charge of $6 million during 2011. The impairment charges are included in feedstock and operating costs in the consolidated income statement for the years ended December 31, 2012 and 2011.
PPE pledged as collateral
At December 31, 2012 and 2011, the net book value of assets in Canada, including real estate, that is pledged as collateral for our $425 million senior secured revolving credit facility was $2.3 billion and $2.2 billion, respectively. The remaining credit facilities are unsecured (see Note 15).

Capital commitments
See Note 22 for capital commitments.
13.   TRADE AND OTHER PAYABLES

(millions of U.S. dollars)	December 31 2012	December 31 2011
Trade payables	$365	$290
Other payables	68	53
	$433	$343
14.   OTHER CURRENT LIABILITIES

(millions of U.S. dollars)	Notes	December 31 2012	December 31 2011
Accrued interest		$15	$29
Accrued distribution — related party	25	—	75
Commodity-based derivatives not designated as hedges		—	1
Other liabilities		85	73
		$100	$178
Accrued distribution — related party
In the fourth quarter of 2011, our Board of Directors approved a $75 million distribution for the 2011 financial year which was paid to our shareholder at the end of March 2012. The distribution occurred by a reduction of our stated capital account maintained for our common shares.
15.   LONG-TERM DEBT

(millions of U.S. dollars, unless otherwise noted)	Interest rate	Maturity	December 31 2012	December 31 2011
Revolving credit facilities	Floating	2013-2016	$—	$—
Accounts receivable securitization programs	Floating	2014-2015	—	182
Unsecured debentures and notes	See below	2012-2025	764	1,529
Share of a joint venture's loan(1)	8.6%	2020	20	20
Advanced Manufacturing Investment Strategy Loan ("AMIS loan")	4.9%	2019	10	10
			794	1,741
Less amounts due within one year			(3)	(582)
			$791	$1,159

(1)	Non-recourse joint venture secured debt, whereby security is limited to our net investment in the Joffre cogeneration joint venture.
Unsecured debentures and notes
The debentures and notes are unsecured borrowings, which rank pari passu in all respects with our other unsecured and unsubordinated debt. Terms of the outstanding unsecured debentures and notes are as follows:

(millions of U.S. dollars, unless otherwise noted)	Face amount	Stated interest rate		December 31 2012	December 31 2011
Maturity:
2012(1)	$400	6.5%		—	400
2013(2) (3)	$400	Floating	(4)	—	369
2016(2)	$350	8.375%		344	342
2019(2)	$350	8.625%		342	341
2025(2) (5)	$100	7.875%		78	77
				$764	$1,529

(1)	On January 17, 2012, we repaid the $400 million 6.5% notes using cash-on-hand.

(2)	Callable at our option at any time.

(3)	On October 25, 2012, we repaid the $400 million floating senior notes using cash-on-hand.

(4)	LIBOR + 3.125%; 3.78% at December 31, 2011.

(5)	In February 2013, we called our $100 million 7.875% debentures due 2025 early. We intend to repay these debentures using cash-on-hand on March 15, 2013.

Accounts receivable securitization programs
We sell interests in certain trade accounts receivable pursuant to revolving securitization transactions in which we retain servicing responsibilities. The receivables are sold at a discount approximating the purchaser's financing cost of issuing commercial paper backed by the accounts receivable. We pay a fee on this same basis, plus a margin. As the purchaser receives collections on the previously sold interests, new accounts receivable are sold by us to a maximum amount equal to the lesser of eligible receivables or the maximum amount of the programs. Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates and other non-cash reductions).
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
The receivables transferred to financial counterparties do not meet the IAS 39 derecognition criteria and therefore the receivables sold into the programs remain in trade and other receivables and the funded amount of the programs is recognized as a liability and is included in long-term debt, based on the expiry date of the programs, on the statement of financial position.
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
Information regarding our securitization programs is as follows:

(millions of U.S. dollars, unless otherwise noted)	December 31 2012	December 31 2011
Amount sold at end of year(1)	$—	$182
Loss, dilution and other reserves (as a % of eligible accounts receivable)	26%	27%
Maximum funding availability	$225	$200
Finance costs, net of servicing fees	$4	$5

(1)	Does not meet the derecognition criteria under IAS 39, therefore is included in long-term debt.
The programs in existence at December 31, 2012 and 2011 are governed by the same financial covenants as our senior secured revolving credit facility (see Financial Covenants below).
At December 31, 2012 and 2011, the fair value of the transferred assets and the associated liabilities approximate the carrying value.
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
Credit facilities
At December 31, 2012 and 2011, we have the following three revolving credit facilities totaling $565 million:

•
$425 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on December 17, 2016. As of December 31, 2012, we utilized $21 million (December 31, 2011 - $17 million). During 2012, we amended this facility to extend the maturity date one year to December 17, 2016 and during 2011, we amended this facility to extend the maturity date two years to December 17, 2015;

•	$40 million unsecured bilateral credit facility, which is undrawn and expires on September 20, 2013; and

•	$100 million unsecured bilateral credit facility, which is undrawn and expires on September 20, 2015.
On March 20, 2011, one of our $100 million unsecured bilateral credit facilities expired undrawn and was not extended and on September 20, 2011, a $30 million tranche of one of our unsecured bilateral credit facilities expired undrawn and was not extended.
The indentures governing our public debt allow for debt up to 10% (15% for the 2016 and 2019 notes) of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below the applicable threshold, availability of the $425 million senior secured revolving credit facility will be reduced proportionately. As of December 31, 2012 and 2011, we had full availability of the $425 million senior secured revolving credit facility.

Financial covenants
At December 31, 2012 and 2011, our senior secured revolving credit facility and our accounts receivable securitization programs were governed by the following financial covenants, which require quarterly compliance:

•	a maximum senior debt-to-cash flow ratio of 3:1, computed on a rolling 12 month basis; and

•	a debt-to-capitalization ratio not to exceed 60%.
The table below shows our actual financial covenant ratios as of the end of each quarter during 2012.

	March 31 2012	June 30 2012	September 30 2012	December 31 2012
Senior debt-to-cash flow ratio	0.18	0.17	0.01	0.02
Debt-to-capitalization ratio	21.7	13.5	9.2	4.9
Standby letter of credit facility
On November 19, 2010, we entered into an uncommitted revolving standby letter of credit and/or guarantee facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility. During 2011, we increased the size from $60 million to $125 million. The facility is supported by an account performance security guarantee issued by Export Development Canada. The facility is only available for issuance of standby letters of credit (and/or guarantees) by the bank on our behalf. As of December 31, 2012 and 2011, we utilized $80 million and $43 million, respectively, of this facility.
Repayment requirements
Repayment requirements as of December 31, 2012 in respect of long-term debt are as follows:

(millions of U.S. dollars)
2013 (1)	$3
2014	2
2015	2
2016	353
2017	2
Thereafter(1)	467
$829

(1)	In February 2013, we called our $100 million 7.875% debentures due 2025 early. We intend to repay these debentures using cash-on-hand on March 15, 2013.
16.   PROVISIONS

(millions of U.S. dollars)	Restructuring	Decommissioning	Environmental	Legal	Total
At December 31, 2010	$4	$99	$3	$92	$198
Additions	—	—	—	15	15
Transferred from a disposal group	—	—	2	—	2
Interest expense	—	4	—	—	4
Utilized	(2)	—	—	—	(2)
Reversed	(1)	—	—	—	(1)
Foreign exchange	—	(2)	—	—	(2)
At December 31, 2011	$1	$101	$5	$107	$214
Additions	1	—	1	2	4
Interest expense	—	4	—	—	4
Utilized	(2)	—	—	(78)	(80)
Reversed	—	(6)	—	—	(6)
Foreign exchange	—	2	—	—	2
At December 31, 2012	$—	$101	$6	$31	$138

Our provisions are classified in our consolidated statements of financial position as follows:

(millions of U.S. dollars)	December 31 2012	December 31 2011
Current	$32	$109
Non-current	106	105
	$138	$214
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
Legal
We are involved in litigation from time-to-time in the ordinary course of business. See Note 22.
17.   OTHER NON-CURRENT LIABILITIES

(millions of U.S. dollars)	December 31 2012	December 31 2011
Other liabilities	$55	$48
	$55	$48
18.   FINANCE COSTS

		Year Ended December 31
(millions of U.S. dollars)	Notes	2012	2011	2010
Interest on long-term debt		$121	$141	$159
Interest on securitizations and other		18	24	29
Accretion of decommissioning provisions	16	4	4	4
		143	169	192
Capitalized borrowing costs	12	(4)	—	—
Interest income		(5)	(3)	(6)
		$134	$166	$186
19.   OTHER LOSSES, NET

		Year Ended December 31
(millions of U.S. dollars)	Notes	2012	2011	2010
Patent litigation	22	$(9)	$(20)	$(95)
Insurance claim		—	—	45
Other (loss) gain		(2)	2	—
		$(11)	$(18)	$(50)
Patent litigation
Relates to a jury verdict that we infringed certain patents, resulting in awarded damages, plus interest, as well as amounts based on sales of alleged infringing grades of SURPASS® polyethylene film resins, plus interest, and other related costs. See Note 22.
Insurance claim
In 2010, we recognized a $45 million gain related to an arbitration award resulting from an insurance claim involving our Corunna facility that dated back to 2005.

20.   INCOME TAXES
The major components of income tax expense included in the consolidated income statements are:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Current income tax:
Current income tax expense	$226	$183	$83
Adjustments in respect of current income tax of previous year	(28)	(4)	10
Total current income tax expense	198	179	93
Deferred tax:
Relating to the origination and reversal of temporary differences	(42)	36	31
Total deferred income tax (benefit) expense	(42)	36	31
Income tax expense	$156	$215	$124
The major components of income tax benefit included in the consolidated statements of other comprehensive income statement are:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Deferred tax related to items charged or credited directly to equity:
Deferred tax benefit on actuarial losses from employee benefit plan liabilities	$(16)	$(41)	$(17)
Income tax benefit recognized directly in the consolidated statements of other comprehensive income	$(16)	$(41)	$(17)
Income tax expense (benefit) by country is as follows:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Current income tax expense (benefit):
Canada	$193	$187	$82
Foreign	5	(8)	11
Total current income tax expense	198	179	93
Deferred tax (benefit) expense
Canada	(41)	20	36
Foreign	(1)	16	(5)
Total deferred income tax (benefit) expense	(42)	36	31
Income tax expense reported in the consolidated income statements	$156	$215	$124

A reconciliation of income tax expense and amounts computed by applying the Canadian federal and provincial statutory income tax rates is as follows:

	Year Ended December 31
(millions of U.S. dollars, except as noted)	2012	2011	2010
Profit before income taxes from continuing operations	$714	$823	$361
Statutory income tax rate	25.0%	26.5%	28.0%
Computed income tax expense	179	218	101
Increase (decrease) in tax resulting from:
Non-deductible expenses for tax purposes	1	1	—
Non-taxable income	—	—	6
Foreign earnings	3	1	2
Utilization of previously unrecognized tax losses	(16)	(7)	6
Adjustments in respect to current year income tax on previous years	(11)	2	10
Other	—	—	(1)
Income tax expense on continuing operations reported in the consolidated income statements	$156	$215	$124
Deferred tax
Deferred tax relates to the following:

	Consolidated statement of financial position		Consolidated income statement			Other comprehensive income

	December 31 2012	December 31 2011	Year Ended December 31			Year Ended December 31
(millions of U.S. dollars)			2012	2011	2010	2012	2011	2010
Deferred tax asset:
Investment tax credits	$15	$37	$—	$—	$—	$—	$—	$—
Total deferred tax assets	15	37
Deferred tax liability:
Intangible assets	(93)	(98)	(13)	(8)	—	—	—	—
Accelerated depreciation on PP&E	(733)	(746)	(6)	(6)	(28)	—	—	—
Employee benefit plan liabilities	76	41	2	—	(4)	(16)	(41)	(17)
Corporate minimum tax credits	—	—	—	1	22	—	—	—
Losses	—	—	(9)	20	(1)	—	—	—
Reduction to tax rates	—	—	—	—	22	—	—	—
Temporary difference on accrued expenses	—	(5)	(16)	29	20	—	—	—
Total deferred tax liability	(750)	(808)
Deferred tax (benefit) expense			$(42)	$36	$31	$(16)	$(41)	$(17)
Net deferred tax liability	$(735)	$(771)
We offset tax assets and liabilities only if we have a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority for the same legal entity.
At December 31, 2012, we have U.S. federal tax loss carryforwards of $110 million (December 31, 2011 — $117 million). These tax losses will expire in 2028. In addition at December 31, 2012, we have $190 million of tax loss carryforwards in Switzerland (December 31, 2011 — $205 million), with expiration dates from 2013 to 2017. However, as these losses relate to subsidiaries that have a history of losses, deferred tax assets have not been recognized as these losses may not be used to offset taxable profits elsewhere within the consolidated group. If we were able to recognize all unrecognized deferred tax assets, profit would increase by $59 million for the year ended December 31, 2012.
A tax reserve is used to provide for uncertain tax positions which consist of potential tax liabilities associated with possible disputes with tax authorities. At December 31, 2012 and 2011 the tax reserve for uncertain tax positions was $37 million and $47 million, respectively, and is included in our deferred tax liability on the consolidated statements of financial position.
There were no income tax consequences as a result of the distribution accrued by us to our shareholder at December 31, 2011.

21.   EMPLOYEE BENEFITS
Employee benefits expense
The components of employee benefits expense included in the consolidated income statement are as follows:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Wages and salaries	$285	$261	$246
Defined contribution plans	15	11	10
Defined benefit plans	22	23	23
Bonuses	73	53	51
Other	37	32	32
Total employee benefits expense	$432	$380	$362
Pension plans
We sponsor both defined benefit and defined contribution pension arrangements.
Defined benefit pensions at retirement are mainly related to credited years of service and remuneration either based on earnings during the last years of employment, or in the case of one of the U.S. plans, based on earnings over a participant's whole career. The Canadian defined benefit pension plans have a provision for partial indexation that is subject to a maximum annual percentage increase. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all plans in the United States and in Canada was as of December 31, 2012.
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
Certain employees of the INEOS NOVA joint venture participated in our Retirement Plan for Eastern Canadian Salaried Employees until February 28, 2011 (see Note 5). INEOS assumed financial responsibility for their obligations in respect of all plan service for its members.
Net benefit expense
Net benefit expense for all significant defined benefit plans consisted of the following:

	Pension Plans			Post-Retirement Plans			Total
	Year Ended December 31			Year Ended December 31			Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Current service cost	$19	$16	$14	$2	$2	$1	$21	$18	$15
Interest cost	38	40	41	5	5	6	43	45	47
Expected return on plan assets	(42)	(40)	(39)	—	—	—	(42)	(40)	(39)
Net benefit expense	$15	$16	$16	$7	$7	$7	$22	$23	$23

Actual return on plan assets	$58	$13	$50	$—	$—	$—	$58	$13	$50
Net benefit expense is included in the consolidated income statements as follows:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Feedstock and operating costs	$15	$14	$14
Research and development	2	2	2
Sales and marketing	1	1	1
General and administrative	4	6	6
Net benefit expense	$22	$23	$23
Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income. Cumulative actuarial losses recorded in the statement of comprehensive income since January 1, 2010, our date of transition to IFRS, are $324 million.

Employee benefit plan liability
The following tables summarize the amounts recognized in the consolidated statements of financial position:

	Pension Plans		Post-Retirement Plans		Total
(millions of U.S. dollars)	December 31 2012	December 31 2011	December 31 2012	December 31 2011	December 31 2012	December 31 2011
Defined benefit obligation	$1,023	$908	$128	$118	$1,151	$1,026
Less: Fair value of plan assets	(699)	(577)	—	—	(699)	(577)
Employee benefit plan liability	$324	$331	$128	$118	$452	$449
Defined benefit obligation
Changes in the present value of the defined benefit obligation are as follows:

	Pension Plans		Post-Retirement Plans		Total
(millions of U.S. dollars)	2012	2011	2012	2011	2012	2011
Benefit obligation at beginning of year	$908	$777	$118	$107	$1,026	$884
Current service cost	19	16	2	2	21	18
Interest cost	38	40	5	5	43	45
Actuarial loss	87	139	6	11	93	150
Participant contributions	2	2	2	2	4	4
Benefits paid	(50)	(47)	(6)	(7)	(56)	(54)
Transfer of obligation	—	1	—	—	—	1
Foreign exchange differences	19	(20)	1	(2)	20	(22)
Benefit obligation at end of year	$1,023	$908	$128	$118	$1,151	$1,026
The defined benefit obligation is analyzed as follows:

(millions of U.S. dollars)	December 31 2012	December 31 2011
Unfunded	$131	$122
Partly funded	1,020	904
Total benefit obligation	$1,151	$1,026
Plan assets
Changes in the fair value of the plan assets are as follows:

	Pension Plans		Post-Retirement Plans		Total
(millions of U.S. dollars)	2012	2011	2012	2011	2012	2011
Fair value of plan assets at beginning of year	$577	$562	$—	$—	$577	$562
Expected return on plan assets	42	40	—	—	42	40
Actuarial gain (loss)	16	(27)	—	—	16	(27)
Employer contributions	99	60	4	5	103	65
Participant contributions	2	2	2	2	4	4
Benefits paid	(50)	(47)	(6)	(7)	(56)	(54)
Foreign exchange differences	13	(13)	—	—	13	(13)
Fair value of plan assets at end of year	$699	$577	$—	$—	$699	$577
We expect to contribute approximately $100 million to our defined benefit plans in 2013.

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	Percentage of Plan Assets
Asset category	December 31 2012	December 31 2011
Equities	59%	59%
Fixed Income	41%	41%
Total	100%	100%
Assumptions
The principal assumptions used in determining pension and post-retirement benefit obligations for our plans are as follows:

	Pension Plans		Post-Retirement Plans
Weighted-average assumptions used to determine end of year obligations and benefit expense	December 31 2012	December 31 2011	December 31 2012	December 31 2011
Discount rate	3.9%	4.2%	3.8%	4.4%
Expected rate of return on plan assets(1)	7.0%	6.9%	—	—
Rate of increase of future earnings	4.0%	4.0%	—	—
Long-term health care inflation(2)	—	—	5.0%	5.0%
Initial health care trend rate	—	—	7.2%	6.9%

(1)
We established an appropriate long-term rate of return for each plan's assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

(2)	Ultimate trend rate, expected to be achieved by 2021.
Sensitivity analysis
A 1% increase in the discount rate would have decreased the defined benefit pension obligation by $137 million at December 31, 2012. A 1% decrease in the discount rate would have increased the defined benefit pension obligation by $172 million.
The IASB issued amendments to IAS 19 in 2011 which we adopted on January 1, 2013 (see Note 4). As a result of these amendments, we expect net benefit expense for 2013 to increase as a result of applying the rate used to discount the benefit obligation as the rate used for calculating our expected return on plan assets. A 1% increase or decrease in the discount rate would increase or decrease the net benefit expense for 2013 by $7 million.
A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by $9 million at December 31, 2012. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $9 million.
A 1% increase or decrease in the health care inflation rate would have had an impact of $1 million on the current service and interest cost components of the post-retirement benefit expense in 2012.
Experience gains and losses
Amounts for the current and previous periods are as follows:

	Pension Plans
(millions of U.S. dollars)	December 31 2012	December 31 2011	December 31 2010
Defined benefit obligation	$1,023	$908	$777
Less: Fair value of plan assets	(699)	(577)	(562)
Deficit	$324	$331	$215

Experience loss adjustments on plan liabilities(1)	$87	$139	$58
Experience (gain) loss adjustments on plan assets	$(16)	$27	$(11)

(1)	Experience adjustments are the effects of differences between the previous actuarial assumptions and what has actually occurred.

	Post-Retirement Plans
(millions of U.S. dollars)	December 31 2012	December 31 2011	December 31 2010
Defined benefit obligation	$128	$118	$(107)
Less: Fair value of plan assets	—	—	—
Deficit	$128	$118	$(107)

Experience loss adjustments on plan liabilities	$6	$11	$3
Post-employment benefits
Our consolidated statement of financial position includes a liability of $4 million at December 31, 2012 and December 31, 2011 for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled's attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the tables above. A formal actuarial valuation is performed at least every three years with the most current valuation having been performed as of December 31, 2012.
Post-retirement benefits other than pensions
We provide medical care and life insurance benefits to eligible retirees and their dependents in North America. We accrue the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.
Defined contribution arrangements
We have a number of defined contribution arrangements providing retirement benefits to certain groups of employees.
Expense related to our defined contribution plans is included in our consolidated income statements as follows:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Feedstock and operating costs	$10	$7	$6
Research and development	1	1	1
Sales and marketing	1	1	1
General and administrative	3	2	2
Defined contribution expense	$15	$11	$10
In 2013, we expect to contribute approximately $15 million to our defined contribution plans.
22.   CONTINGENCIES AND COMMITMENTS
Legal claims and contingent liabilities
We are involved in litigation from time-to-time in the ordinary course of business. Provisions and contingent liabilities related to legal claims are recorded in accordance with the policies described in Notes 2 and 3.
Legal claims often involve highly complex issues, actual damages, and other matters. These issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimate of damages are often difficult to determine. For contingent liabilities, we have disclosed the claims below, but have not recorded a provision of the potential outcome of these claims and we are unable to make an estimate of the expected financial effect that will result from ultimate resolution of the proceedings.
We have recorded a provision for claims which we are able to make an estimate of the expected loss or range of possible loss, but believe that the publication of this information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, for these claims, we have disclosed information with respect to the nature of the contingency, but not an estimate of the range of potential loss or any provision accrued.
We believe that the aggregate provisions recorded for these matters are adequate based upon currently available information. However, given the inherent uncertainties related to these claims, we could, in the future, incur judgments that could have a material adverse effect on our results of operations in any particular period. We consider it unlikely that any such judgments could have a material adverse effect on our liquidity or financial position.
In 2005, Dow Chemical filed a complaint against us in the Federal District Court in Delaware alleging that certain grades of our SURPASS polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in verdict against us that awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. In addition, the District Court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. We appealed the verdict to the Court of Appeals for the Federal Circuit (the "CAFC"), which affirmed the District Court ruling. To stay execution (i.e., collection) of the money judgment pending the outcome of any appeal, we posted a bond. The bond was secured with cash collateral in the amount of $85 million. In February 2012, we petitioned the CAFC for an en banc (all members of the CAFC) review of the panel decision, which was denied, and, in August 2012, we filed a petition for Certiorari (review) with the U.S. Supreme Court, which was denied in October 2012. After our petition for Certiorari was denied, we paid Dow Chemical approximately $77 million, the bond was terminated and the $85 million of cash collateral was released. We continue to explore our options with respect to this litigation. A Supplemental Damages Bench Trial is scheduled to begin on April 30, 2013 to determine any additional damages that should be awarded to Dow Chemical based on sales of SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011.
In December 2010, The Dow Chemical Company filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS® polyethylene film resins infringe a Dow Chemical Canadian patent. We filed our statement of defense and counterclaim in March 2011. A trial on the infringement issue is scheduled to commence in September 2013 and, if necessary, a subsequent trial to determine damages will be held at a future date. It is too early for us to assess the potential outcome of this litigation, including any financial impact.
A claim was filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate (collectively, "Dow") concerning the third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount claimed is approximately $300 million. Dow has also claimed for further losses and damages in an amount to be proven at the trial of this action, therefore the amount claimed will increase. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is approximately $700 million.
Other commitments and contingencies
In late 2011, our Mooretown LDPE facility suffered an unplanned shutdown. Throughout the majority of 2012, the LDPE line ran in a modified set-up with reduced capability while we prepared for the full repair. In October 2012, we shut down the line to make repairs to return the line to full commercial operations and in January 2013 the line returned to commercial operations. Through December 31, 2012, the net book value of PP&E that was damaged and disposed of and repairs and maintenance costs were insignificant.
Capital commitments
On November 14, 2011, our Board of Directors approved approximately $250 million to move the Corunna Revamp project into the implementation stage. Completing the revamp of Corunna by early 2014 will allow us to utilize up to 100% NGL feedstock.
At December 31, 2012, we had capital commitments of $135 million, of which $84 million relates NOVA 2020 growth projects, including $34 million related to the Corunna Revamp project, and $51 million relates primarily to various sustaining capital projects.
Guarantees
Our guarantees consist of letters of credit and other guarantees entered into in the ordinary course of business. At December 31, 2012 and 2011, guarantees in the form of letters of credit were $100 million and $60 million, respectively.
Operating lease commitments
We lease office space and transportation equipment under various operating leases. These leases have a life of between one and 15 years.
In June 2012, we completed a transaction pursuant to which we terminated certain rail car operating leases and entered into an operating lease with a new counterparty for the rail cars previously covered under the terminated leases. The new operating lease has a 12 year term and will decrease our annual lease payments by approximately $4 million through 2018.
Future minimum rentals payable under non-cancellable operating leases are as follows:

(millions of U.S. dollars)	December 31 2012	December 31 2011
Within one year	$40	$45
After one year but not more than five years	132	147
More than five years	150	142
	$322	$334

Rental expense under operating leases was $54 million for the year ended December 31, 2012 (2011 — $51 million; 2010 — $50 million) and is included in our consolidated income statements as follows:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Feedstock and operating costs	$42	$40	$38
Research and development	3	2	2
Sales and marketing	1	1	1
General and administrative	8	8	9
Rental expense	$54	$51	$50
Other commitments
We have entered into other arrangements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply and related transportation and storage agreements. The resulting commitments are as follows:

(millions of U.S. dollars)	December 31 2012	December 31 2011
Within one year	$1,384	$1,406
After one year but not more than five years	3,664	3,693
More than five years	6,865	6,571
	$11,913	$11,670
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
Applications:  Ethylene is used internally by us to produce polyethylene or sold to customers who use the ethylene to make polyethylene and other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers and household goods. Energy co-products are primarily used by customers for fuel.
Polyethylene
Products:  LLDPE, LDPE, HDPE and PE manufactured using Advanced SCLAIRTECH technology.
Applications:  Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include food packaging, caps and closures, plastic bags, and toys. Industrial applications include storage drums, industrial wrap, retail packaging and building products.
Performance Styrenics
Products:  EPS and ARCEL® resins.
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
We account for intersegment sales and transfers as if the sales or transfers were to third-parties, that is, at current market price.
The following tables provide information for each reportable operating segment:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Revenue From Continuing Operations From External Customers(1)
Joffre Olefins	$771	$914	$819
Corunna Olefins	1,822	1,776	1,257
Polyethylene	2,086	2,175	1,940
Performance Styrenics	357	310	217
Eliminations	19	—	(13)
Total revenue from continuing operations from external customers	$5,055	$5,175	$4,220

(1)	Third-party.

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Intercompany and Related Party Revenue from Continuing Operations
Joffre Olefins	$1,022	$1,088	$701
Corunna Olefins	515	533	748
Polyethylene	8	7	7
Performance Styrenics	—	17	87
Eliminations	(1,545)	(1,579)	(1,187)
Total intercompany and related party revenue from continuing operations	$—	$66	$356

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Total Revenue from Continuing Operations(1)
Joffre Olefins	$1,793	$2,002	$1,520
Corunna Olefins	2,337	2,309	2,005
Polyethylene	2,094	2,182	1,947
Performance Styrenics	357	327	304
Eliminations	(1,526)	(1,579)	(1,200)
Total revenue from continuing operations	$5,055	$5,241	$4,576

(1)	Before intersegment eliminations.

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Operating Profit (Loss) From Continuing Operations
Joffre Olefins	$852	$902	$383
Corunna Olefins	260	227	137
Polyethylene	(57)	33	298
Performance Styrenics	9	7	3
Corporate	(157)	(125)	(192)
Eliminations	(48)	(37)	(32)
Operating profit from continuing operations	$859	$1,007	$597
Finance costs, net	(134)	(166)	(186)
Other losses, net	(11)	(18)	(50)
Income tax expense	(156)	(215)	(124)
Profit from continuing operations	$558	$608	$237

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Depreciation and Amortization from Continuing Operations
Joffre Olefins	$150	$145	$145
Corunna Olefins	45	24	20
Polyethylene	92	90	70
Performance Styrenics	2	3	4
Corporate	11	9	9
Total depreciation and amortization from continuing operations	$300	$271	$248
Depreciation and amortization is included in feedstock and operating costs in our consolidated income statements, except for $11 million for the year ended December 31, 2012 and $9 million for each of the years ended December 31, 2011 and 2010 which is included in general and administrative.

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Capital Expenditures for Continuing Operations
Joffre Olefins	$52	$35	$20
Corunna Olefins	92	57	28
Polyethylene	119	61	75
Performance Styrenics	4	5	3
Corporate	2	—	—
Total capital expenditures for continuing operations	$269	$158	$126

(millions of U.S. dollars)	December 31 2012	December 31 2011
Assets
Joffre Olefins	$2,351	$2,396
Corunna Olefins	661	742
Polyethylene	1,715	1,745
Performance Styrenics	106	118
Corporate	799	1,237
Eliminations	(23)	(30)
Total assets	$5,609	$6,208

Geographic Information

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Revenue From Continuing Operations From External Customers(1)
Canada	$2,493	$2,398	$1,814
United States	2,309	2,529	2,182
Europe and Other	253	248	224
	$5,055	$5,175	$4,220

(1)	Based on location of customer.

(millions of U.S. dollars)	December 31 2012	December 31 2011
Non-Current Assets(1)
Canada	$3,831	$3,815
United States	33	37
Europe and Other	15	29
	$3,879	$3,881

(1)	Non-current assets for this purpose consists of property, plant and equipment and intangible assets.
24.   FINANCIAL INSTRUMENTS
The table below is a comparison by class of the carrying value and fair values of our financial instruments that are carried in the consolidated financial statements.

		Carrying amount		Fair value
(millions of U.S. dollars)	Note	December 31 2012	December 31 2011	December 31 2012	December 31 2011
Financial assets
Trade and other receivables	6	$458	$510	$458	$510
Other financial assets:
Loans and receivables	8	8	46	8	46
Available-for-sale investments — unquoted equity shares	10	2	1	2	1
Available-for-sale investments — quoted debt securities and equity shares	10	15	12	15	12
Commodity-based derivatives not designated as hedges	8	4	5	4	5
Cash and cash equivalents		653	960	653	960
Total		$1,140	$1,534	$1,140	$1,534

		Carrying amount		Fair value
(millions of U.S. dollars)	Note	December 31 2012	December 31 2011	December 31 2012	December 31 2011
Financial liabilities
Long-term debt	15	$794	$1,741	$910	$1,873
Trade and other payables	13	433	343	433	343
Commodity-based derivatives not designated as hedges	14	—	1	—	1
Total		$1,227	$2,085	$1,343	$2,217
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

Fair value hierarchy
Assets carried at fair value on the consolidated statements of financial positions at December 31, 2012 and December 31, 2011 are included in the following fair value hierarchy categories:

	December 31, 2012				December 31, 2011
(millions of U.S. dollars)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets measured at fair value
Held-for-trading financial assets:
Commodity-based derivatives not designated as hedges	$4	$—	$4	$—	$5	$—	$5	$—
Available-for-sale investments — quoted debt securities and equity shares	$15	$15	$—	$—	$12	$12	$—	$—
Liabilities measured at fair value
Held-for-trading financial liabilities:
Commodity-based derivatives not designated as hedges	$—	$—	$—	$—	$1	$—	$1	$—
During the periods ending December 31, 2012 and 2011 there were no transfers between Level 1 and Level 2 fair value measurements.
The Level I, II and III classifications in the fair value hierarchy utilized by us are defined as follows:
Level I. — Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. In determining Level I commodity derivatives trading fair values, we use quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange and the Intercontinental Exchange.
Level II. — Fair values are determined using inputs other than unadjusted quoted prices that are observable for the asset or liability, either directly or indirectly.
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
Level III. — Fair values are determined using inputs for the asset or liability that are not readily observable. We have not determined any fair values using Level III.
Risk management
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
Foreign currency risk management
Foreign currency risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities when revenue or expenses are denominated in a different currency from our functional currency. We have established a policy that provides a framework for foreign currency management, hedging strategies and approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances.
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

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in after-tax profit	Decrease in other comprehensive income
2012	+10%	$70	$28
2011	+10%	$64	$28
2010	+10%	$62	$19

(1)	A 10% weakening of the Canadian dollar against the U.S. dollar would have the opposite effect.
Commodity price risk management
We use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, refined products, ethane/propane mix and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to our hedging policy. We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes.
Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our feedstock inventory against changes in the market price. At inception of a hedging relationship, we document the relationship between the hedging instrument and the hedged item, our risk management objective and our strategy for undertaking the hedge. We also require a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within feedstock and operating costs in the consolidated income statement. As of December 31, 2012, and 2011, we had no outstanding commodity-based derivatives designated as hedges.
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

The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that are not designated or do not qualify for hedge accounting are as follows:

	December 31, 2012			December 31, 2011
(millions of U.S. dollars, except as noted)	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume — mm bbls	0.2	—	—	0.4	0.1	0.3
Weighted-average price per bbl	$88.76	$—	$—	$107.84	$55.45	$68.02
Fair value	$—	$—	$—	$3	$—	$2
Term to maturity — months	1-2	—	—	1-12	10-12	10-12
The notional volume and fair value of outstanding derivative contracts for ethane/propane mix that are not designated or do not qualify for hedge accounting are as follows:

(millions of U.S. dollars, except as noted)	December 31 2012	December 31 2011
Notional volume — mm gallons	60.5	—
Weighted-average price per gallon	$0.30	$—
Fair value	$4	$—
Term to maturity — months	1-6	—
The notional volume and fair value of outstanding derivative contracts for natural gas that are not designated or do not qualify for hedge accounting are as follows:

(millions of U.S. dollars, except as noted)	December 31 2012	December 31 2011
Notional volume — mm gjs	—	1.2
Weighted-average price per gj	$—	$3.43
Fair value	$—	$(1)
Term to maturity — months	—	1-2

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Unrealized (loss) gain	$(1)	$2	$(15)
Realized gain	$5	$8	$3
In the past we locked in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts, all of which were settled in 2012. At December 31, 2012, our portfolio of open positions included trades to re-price excess feedstock inventory, and a small volume of our ethane/propane mix feedstock which was partly locked in at a fixed price and partly a fixed spread to the U.S. Gulf Coast price benchmark. In comparison, the forward positions as of December 31, 2011, included propane and butane positions locked in at a percentage of crude oil, re-pricing of excess feedstock inventory and a small volume of winter natural gas locked in at a fixed price. Changes in the forward positions and commodity prices drove the mark-to-market change in 2012 as compared to 2011. At December 31, 2011, each 10% change in the price of crude oil, propane and butane would have impacted the value of our derivative contracts and changed our after-tax profit by approximately $1 million, $2 million and $3 million, respectively, and a 10% change in the price of natural gas would not have impacted the value of our derivative contracts. At December 31, 2012, each 10% change in the price of crude oil and ethane/propane mix would not have impacted the value of our derivative contracts. The sensitivity analysis of our commodity derivative contracts does not consider any adjustments for credit risk. See below for further sensitivity analysis of our primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. At December 31, 2012, we remain exposed to price risk on open commodity derivatives until their maturity. There have been no other changes in our market risk exposure or how this risk is managed.

The following table illustrates how changes in various feedstock costs could affect our after-tax profit and equity assuming all other factors are held constant. The sensitivity is based on 2012 actual consumption volumes (excluding hedged items and respective hedging instruments, if any) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in After-Tax profit	Decrease in Equity
Crude oil	+10%	$78	$78
Natural gas	+10%	$17	$17
Propane	+10%	$23	$23
Butane	+10%	$31	$31

(1)	A 10% decrease in feedstock costs would have the opposite effect.
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
We manage our interest rate risk by balancing our exposure to fixed and variable rates while attempting to minimize our interest costs. When deemed appropriate, we may enter into interest rate swap agreements to manage our interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2012 and 2011, we had no floating-for-fixed interest rate swaps outstanding.
Management has prepared a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and equity. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of December 31, 2012 and 2011, were used.
Changes in market interest rates would affect interest expense on our variable rate, long-term debt which is included in the sensitivity analysis calculation.
At December 31, 2012, we had no variable rate, long-term debt and therefore have no sensitivity to changes in market interest rates. At December 31, 2011, if interest rates at that date had been 0.5% higher, with all other variables held constant, after-tax profit and equity would have been $2 million lower, arising mainly as a result of higher interest expense on variable rate borrowings.
Liquidity risk management
Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of our operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities and funding of our defined benefit pension obligations, distributions to our shareholder, underlying risks inherent in our operations and capital requirements to maintain and grow operations. Liquidity was $1,197 million and $1,508 million at December 31, 2012 and 2011, respectively. Our primary objective has always been to focus on and monitor liquidity and cash flow.
The table below summarizes the maturity profile of our liabilities based on contractual undiscounted payments:

	December 31, 2012
(millions of U.S. dollars)	On demand	Less than 3 months	3 to 12 months	2 years	3 years	4 years	5 years	> 5 years	Total
Trade and other payables	$238	$194	$1	$—	$—	$—	$—	$—	$433
Long-term debt	—	—	3	2	2	353	2	467	829
Income taxes payable	—	—	28	—	—	—	—	—	28
Other liabilities	—	93	14	12	4	—	3	15	141
	$238	$287	$46	$14	$6	$353	$5	$482	$1,431

	December 31, 2011
(millions of U.S. dollars)	On demand	Less than 3 months	3 to 12 months	2 years	3 years	4 years	5 years	> 5 years	Total
Trade and other payables	$179	$164	$—	$—	$—	$—	$—	$—	$343
Long-term debt	—	582	—	403	3	2	352	469	1,811
Income taxes payable	—	—	40	—	—	—	—	—	40
Other liabilities	—	154	26	12	3	—	—	19	214
Liabilities held for sale	5	2	—	—	—	—	—	—	7
	$184	$902	$66	$415	$6	$2	$352	$488	$2,415
Repayment of amounts due within one year may be funded by cash flows from operations, cash-on-hand, accounts receivable securitization programs, and undrawn revolving credit facilities. Capital market transactions may also be used in managing the balance between maturing obligations and available liquidity. Our future liquidity is dependent on factors such as cash generated from ongoing operations and other potential sources of financing. For further discussion about our liquidity, see Credit facilities and Financial covenants in Note 15.
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
For derivative financial instruments, we have established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. We do not anticipate that any counterparties we currently transact with will fail to meet their obligations. At December 31, 2012 and 2011, we had no credit exposure for foreign currency or interest rate instruments. At December 31, 2012 and 2011, we had credit exposure for commodity-based instruments of $4 million and $5 million, respectively.
In order to manage credit and liquidity risk we invest only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically we invest only in overnight bank term deposits.
Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Concentration of credit risk relates primarily to our receivables, as certain customer groups are located in the same geographic area and operate in the same industry. We monitor receivables based on two such concentrations: North America and Europe. At December 31, 2012, approximately 92% of our receivables were from North American customers and 8% were from customers in Europe. Trade receivables over 30 days were approximately 1% of total trade receivables at December 31, 2012 and 2011. We do not consider our trade receivables to be impaired. As of December 31, 2012, there is no current indication that the debtors will not meet their obligations. We continue to monitor all trade receivables. Bad debt write-offs during 2012 were also immaterial as a percentage of total revenue and in line with prior years' experience. We manage our credit risk relating to trade receivables through credit approval and monitoring procedures. We establish and review limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low risk are reviewed and approved every 18 months (although a review may be accelerated if payment deterioration is noted) and accounts rated medium risk are reviewed and approved every 12 months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing credit limits to accommodate rapid price increases. In those cases, we may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. Country risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on "credit watch" when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer's financial condition is weakening. If necessary, we can utilize credit insurance programs to ensure payment. We may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economic risk of selling in a certain country. The most prominent forms of security used by us are letters of credit and personal or corporate guarantees. Letters of credit must be issued through acceptable banks with international standing. At December 31, 2012, we held collateral of approximately $4 million in letters of credit from various customers.
The maximum exposure to credit risk is represented by the carrying amounts of each class of financial assets disclosed in this note.

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
Our ultimate parent company is International Petroleum Investment Company, which is an investment company established by the government of the Emirate of Abu Dhabi. There were no transactions with IPIC during 2012 or 2011 other than a distribution of $75 million accrued at December 31, 2011 which was subsequently paid to NOVA Chemicals Holding GmbH (a 100% indirectly owned subsidiary of IPIC) in March 2012 (see Note 14). There are no other entities with significant influence over us.
The following list includes all significant subsidiaries of NOVA Chemicals. All of the voting securities of each significant subsidiary are held directly or indirectly by us.

Name
NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.
NOVA Chemicals Inc.
NOVA Petrochemicals Ltd.
NC Holdings USA Inc.
Disclosure of joint ventures is provided in Note 11.
The following tables provide the total amount of transactions that have been entered into with related parties:

(millions of U.S. dollars)		Sales to related parties	Purchases from related parties	Receivables from related parties(1)
Joint ventures:
INEOS NOVA(2)	2011	$66	$28	$—
	2010	$356	$140
Other:
Borealis AG	2012	$13	$—	$—
	2011	$19	$—	$1
	2010	$5	$—

(1)	These amounts are classified as trade receivables. No impairment of amounts receivable is required.

(2)	See Note 5.
Remuneration and other payments received by key management personnel
The amounts disclosed in the table below are the amounts recognized as an expense during the respective periods.

	Year Ended December 31
(millions of U.S. dollars)	2012	2011	2010
Short-term employee benefits	$4	$4	$4
Post-employment benefits(1)	—	—	—
Other long-term benefits	6	6	2
Termination benefits	—	—	3
	$10	$10	$9

(1)	Includes expenses related to defined benefit and defined contribution plans.
26.   SUBSEQUENT EVENTS
$100 million 7.875% debentures
In February 2013, we called our $100 million 7.875% debentures due 2025 early. We intend to repay these debentures using cash-on-hand on March 15, 2013.

EXHIBIT INDEX

Exhibit No.		Description
1.1		Certificate and Articles of Continuance of NOVA Chemicals Corporation dated July 6, 2009(1)
1.2		General By-Law No. 3 of NOVA Chemicals Corporation dated July 6, 2009(1)
2.1
Indenture, dated as of October 16, 2009, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee in respect of the 8.375% Senior Notes due 2016 and 8.625% Senior Notes due 2019(2)

2.2
Indenture, dated as of September 21, 1995, between NOVA Chemicals Corporation, as successor to NOVACOR Chemicals Ltd., and The Bank of New York Mellon Trust Company, N.A. (as successor to JP Morgan Chase Bank, N.A., as successor to Bank One Trust Company, NA, and as successor to The First National Bank of Chicago)(3)

4.1
Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent, and the lenders from time to time party thereto(4)

4.2
First Amending Agreement, dated as of October 28, 2010, to Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto(5)

4.3
Second Amending Agreement, dated as of October 18, 2011, to Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto(6)

4.4	*
Third Amending Agreement, dated as of December 17, 2012, to Restated Credit Agreement, dated as of November 17, 2009, among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto

4.5		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and Directors(7)
7.1	*	Computation of Ratio of Earnings to Fixed Charges
8.1	*	List of Subsidiaries
12.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*
Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference from the Report on Form 6-K of NOVA Chemicals Corporation filed on August 6, 2009.

(2)	Incorporated by reference from Exhibit 4.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915 filed on December 21, 2009.

(3)	Incorporated by reference from Exhibit 7.1 to the Registration Statement on Form F-9 of NOVA Chemicals Corporation, File No. 333-6108.

(4)	Incorporated by reference from Exhibit 10.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915 filed on December 21, 2009.
(5)    Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F of NOVA Chemicals Corporation filed on March 9, 2011.
(6)    Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F of NOVA Chemicals Corporation filed on March 13, 2012

(7)	Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915 filed on December 21, 2009.
* Filed herewith.

III-1