Form 20-F
period 2013-12-31
NOVA CHEMICALS CORP /NEW
filed 2014-02-27
CIK 922960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________
FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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
FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "should," "would," and "could" often identify forward-looking statements. Forward-looking statements appears in a number of places and include statements with respect to, among other things:

•	our competitive advantages and our ability to compete successfully;

•	new and conventional feedstock sources, including availability of feedstock generally and the timing of receipt of new feedstock;

•	our plans to utilize our Joffre ethylene and polyethylene capacity;

•	our plans regarding feedstock storage;

•	the conversion of our Corunna cracker to utilize up to 100% natural gas liquids and its impact on our ability to use heavy feedstocks and our production of co-products;

•	our PE1 expansion project, including expected costs, timing and capacity;

•	our other NOVA 2020 growth plans, including expected project sizes and timing;

•	our business strategy, the trends we anticipate and general economic conditions;

•	ongoing litigation; and

•	our liquidity.
These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties, assumptions and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These statements are not guarantees of future performance.

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
Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include:

•	price levels for our products (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products);

•	feedstock availability and prices;

•	starting up and operating facilities and avoiding unplanned facility shutdowns;

•	meeting time and budget targets for significant capital investments;

•	safety, health and environmental risks associated with the operation of chemical plants and marketing of our products;

•	changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; and

•	economic uncertainties.
The information contained in this annual report, including the information provided under the heading "Item 3.D — Risk Factors," identifies these and additional risks that could affect our operating results and performance.
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
PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable
ITEM 3.    KEY INFORMATION
3.A.    Selected Financial Data
The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended December 31, 2013, which statements have been audited by Ernst & Young LLP, Chartered Accountants.
For the years ended December 31, 2013, 2012, 2011 and 2010, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. The periods ended December 31, 2009 and July 5, 2009 were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").
The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled "Item 5 — Operating and Financial Review and Prospects."

In accordance with IFRS
The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2013, 2012, 2011 and 2010.

	Year Ended December 31
(millions of U.S. dollars, unless otherwise noted)	2013	2012	2011	2010
Consolidated Income Statement Data:		Restated (1)	Restated (1)	Restated (1)
Revenue	$5,278	$5,055	$5,241	$4,576

Feedstock and operating costs	4,093	3,968	4,034	3,745
Research and development	49	45	41	37
Sales and marketing	30	31	29	27
General and administrative	201	169	141	180
Total operating expenses	4,373	4,213	4,245	3,989
Operating profit from continuing operations	905	842	996	587

Finance costs, net	(120)	(134)	(166)	(186)
Other losses, net(a)	(16)	(11)	(18)	(50)
Profit before income taxes from continuing operations	769	697	812	351
Income tax expense	(111)	(152)	(212)	(122)
Profit from continuing operations	658	545	600	229
(Loss) profit from discontinued operations, net of tax	—	(14)	7	26
Profit	$658	$531	$607	$255

Selected Financial Data:
Revenue from continuing operations:
Olefins/Polyolefins	$5,011	$4,747	$4,957	$4,308
Performance Styrenics	314	357	327	304
Intersegment eliminations(b)	(47)	(49)	(43)	(36)
Total revenue from continuing operations	$5,278	$5,055	$5,241	$4,576

Operating profit (loss) from continuing operations:
Olefins/Polyolefins	$1,124	$995	$1,118	$779
Performance Styrenics	5	9	7	3
Corporate	(224)	(162)	(129)	(195)
Total operating profit from continuing operations	$905	$842	$996	$587

Other Consolidated Financial Data:
Capital expenditures for continuing operations	$487	$269	$158	$126
Cash provided by operating activities	$954	$1,146	$950	$655
Ratio of earnings to fixed charges(c)	5.9	5.4	5.5	2.7

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our annual audited consolidated financial statements.

(a)	Other losses, net include:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011	2010
Patent litigation	$(16)	$(9)	$(20)	$(95)
Insurance claim	—	—	—	45
Other (loss) gain	—	(2)	2	—
	$(16)	$(11)	$(18)	$(50)

(b)	Intersegment eliminations relate to feedstock requirements for our long-term styrene monomer processing agreement.

(c)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes plus fixed charges (excluding capitalized interest during the period). Fixed charges consist of interest expense, capitalized interest and amortization of bond discount and issue costs.

(millions of U.S. dollars)	December 31 2013	December 31 2012	December 31 2011	December 31 2010
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$873	$653	$960	$306
Working capital(a)	$385	$430	$528	$501
Property, plant and equipment	$3,698	$3,479	$3,446	$3,456
Total assets	$6,205	$5,609	$6,208	$5,575
Total debt(b)	$862	$794	$1,741	$1,695
Equity	$3,521	$2,859	$2,380	$1,971

(a)
Working capital equals trade and other receivables, plus income taxes receivable, inventories, and other current assets; less trade and other payables, income taxes payable, other current liabilities and the current portion of provisions.

(b)	Total debt equals long-term debt plus installments on long-term debt due within one year.
In accordance with Canadian GAAP
The tables below for the periods from July 6, 2009 to December 31, 2009 and from January 1, 2009 to July 5, 2009 contain selected financial data prepared in accordance with Canadian GAAP, which have been derived from our previously published audited consolidated financial statements for the periods ending on such dates.
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

	July 6- December 31 2009	January 1- July 5 2009
(millions of U.S. dollars, unless otherwise noted)
	Successor	Predecessor
Consolidated Statement of Income (Loss) Data:
Revenue	$1,612	$1,345
Feedstock and operating costs	1,157	1,167
Depreciation and amortization	131	117
Selling, general and administrative	82	175
Research and development	17	17
Foreign exchange losses	104	39
Restructuring charges(a)	22	41
Total operating expenses	1,513	1,556
Operating income (loss) from continuing operations	99	(211)
Interest expense, net	(83)	(92)
Other gains, net	—	6
Income (loss) from continuing operations before income taxes	16	(297)
Income tax (expense) recovery from continuing operations	(7)	62
Income (loss) from continuing operations	9	(235)
Loss from discontinued operations, net of tax	(11)	(4)
Net loss	$(2)	$(239)

Selected Financial Data:
Revenue from continuing operations
Olefins/Polyolefins	$1,482	$1,258
Performance Styrenics	143	93
Intersegment eliminations(b)	(13)	(6)
Total revenue from continuing operations	$1,612	$1,345

Operating income (loss) from continuing operations
Olefins/Polyolefins	$223	$43
Performance Styrenics	5	(19)
Corporate	(129)	(235)
Total operating income (loss) from continuing operations	$99	$(211)

Other Consolidated Financial Data:
Capital expenditures for continuing operations	$55	$35
Cash used in operating activities	$(20)	$(258)
Ratio of earnings to fixed charges(c)	1.2	N/A

U.S. GAAP Financial Data:
Revenue	$1,612	$1,345
Net loss	$(2)	$(240)

(millions of U.S. dollars)	December 31 2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	$232
Working capital(d)	$256
Property, plant and equipment	$3,553
Total assets	$5,596
Total debt(e)	$1,824
Shareholders' equity	$1,793

U.S. GAAP Financial Data:
Total assets	$5,596
Total debt(f)	$1,824
Shareholders' equity	$1,800

(a)	Restructuring charges include:

	July 6- December 31 2009	January 1- July 5 2009
(millions of U.S. dollars)
	Successor	Predecessor
Asset impairments	$—	$17
Severance costs	21	13
Other	1	11
	$22	$41
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
Historically, the amount of ethane available as feedstock in Alberta was largely dependent on volumes of natural gas available to be processed at the ethane extraction plants (“Straddle Plants”) on the mainline of the TransCanada Alberta pipeline system and the ethane content in that natural gas. Over the past several years, due primarily to abundant natural gas supply and lower selling prices in North America and higher than average natural gas storage inventory, natural gas flows exported from Alberta have been lower than the average flows experienced in the previous five years. This led to less than historical levels of natural gas flowing through the Straddle Plants which meant that less ethane was available under our historical ethane supply contracts as feedstock for our ethylene plants in Western Canada. We have begun to source ethane from other diverse sources; however, if we are unable to secure sufficient feedstock supply, our operating results could be negatively impacted.
We continue to work with suppliers, relevant governments and pipeline companies to source additional supply for our feedstock needs. Agreements to source additional feedstock supply from conventional and new sources may contemplate other parties investing in, designing and constructing pipelines, fractionation facilities, and/or installing or modifying complex equipment. Such projects may suffer significant delays as a result of a variety of factors, such as shortages of workers, key equipment, parts and materials, lack of financing, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, regulatory requirements, unforeseen difficulties or labor issues, any of which could prevent the projects from commencing operations as expected, which could adversely affect our business.
The cyclicality of plastics and chemical businesses may cause significant fluctuation in our income and cash flow.
Our historical operating results reflect the cyclical and volatile nature of plastics and chemical businesses. Our industry historically experiences alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of excess capacity and supply that lead to declining capacity utilization, prices and profit margins. Excess industry capacity, especially at times when demand is weak, has in the past and may in the future cause us and other industry participants to lower production rates, which can reduce our margins, profit and cash flow. In recent years, the high crude oil price relative to the price of natural gas has offset the effect of the cycle driven by supply and demand, leading to high exports and higher margins for our industry for an extended period. If the North American market becomes even more oversupplied, North American producers may still have the ability to export their products leading to higher than historical margins given the same situation.
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
The development and construction of the NOVA 2020 projects involves numerous regulatory, environmental, governmental and legal uncertainties beyond our control and will require the expenditure of significant amounts of capital, and financing may not be available on economically acceptable terms, or at all. Deterioration of the credit markets may result in overall declines in the lending environment, fewer lenders, tighter underwriting and lending approval criteria, and in some cases, higher interest rates. Any limitations on our access to capital or increase in the cost of that capital could significantly impair our NOVA 2020 growth strategy. These projects may not be completed on schedule, at the budgeted cost, or at all. These projects may suffer significant delays as a result of a variety of factors, such as shortages of workers, key equipment, parts and materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, regulatory requirements, unforeseen difficulties or labor issues, any of which could prevent the projects from commencing operations as expected, which could harm our business. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build new or debottleneck existing polyethylene facilities, the construction will occur over an extended period of time, and we will not receive material increases in revenues until the facilities are placed in service. Certain of our growth projects must receive regulatory approval prior to construction. The regulatory approval process is challenging, and we cannot guarantee such authorization will be granted or, if granted, that such authorization will be free of burdensome or expensive conditions.

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
We sell our products in highly competitive markets. Competition in the markets for a majority of our products is based primarily on price, but also on product performance, product quality, product deliverability and customer service. As a result, we may not be able to protect our market position by product differentiation. Accordingly, increases in raw material costs and other costs may not necessarily correlate with changes in product prices, either in the direction or magnitude of the price change. Although we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products and controlling selling and administration expenses, we cannot provide any assurance that these efforts will be sufficient to offset fully the effect of any pricing changes on our operating results.
Among our competitors are some of the world’s largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than we can. In addition, most of our competitors are larger and have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of our current or future competitors develop proprietary technology that enables them to produce products that compete with our products at a significantly lower cost, over time segments of our technology could be rendered uneconomical or obsolete. The entrance of new competitors into the industry may reduce our ability to capture profit margins in circumstances where capacity utilization in the industry is decreasing. Further, production from low-cost producers in petroleum-rich countries is increasing in the chemical industry and may continue to expand in the future. Any of these developments could affect our ability to enjoy higher profit margins during periods of increased demand. In North America, the emergence of cost- effective raw materials based on shale gas and oil development has resulted in announced production capacity increases, which could affect the supply/demand balance in North America.
External factors beyond our control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect our income and cash flow.
External factors can cause significant fluctuations in demand for our products and volatility in the price of raw materials and other operating costs. Examples of external factors include general economic conditions, competitor actions, technological developments, unplanned facility shutdowns, international events and circumstances and governmental regulation.
Demand for our products is influenced by general economic conditions. A number of our products are highly dependent on durable goods markets, which are themselves particularly cyclical. If the global economy does not continue to improve, demand for our products and our income and cash flow could be adversely affected.
We may reduce production, idle a facility for an extended period of time, or discontinue certain products because of high raw material prices, an oversupply of a particular product, feedstock unavailability, insufficient feedstock or finished product storage or transportation capacity and/or lack of demand for that particular product. When we decide to reduce or idle production, reduced operating rates are often necessary for several quarters or, in certain cases, longer and cause us to incur costs related to the outages and restart of these facilities.
Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. In 2008, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Our business, financial condition and result of operations were negatively affected in prior periods as a result of the downturn. While credit markets have improved, the global economic recovery remains tentative. Growth in 2013 was similar to that in 2012 and uncertainty remains as to the overall rate and sustainability of the global economic recovery, particularly in Europe and in some emerging markets. We cannot provide assurances that we will not experience further recessionary conditions and other adverse effects from economic trends. A slowdown in growth, or global recession could result in a variety of risks to our business, including deferrals or reductions of customer orders, potential deterioration of customers’ ability to pay us or our suppliers’ ability to meet their obligations, losses or impairment charges, reduced revenue, reduced demand for our products, deterioration in our cash balances and liquidity, and increased volatility in energy and raw material prices. Any of the foregoing could adversely affect our business.
Operating problems in our business may adversely affect our income and cash flow.
The occurrence of significant operating problems at our facilities may have a material adverse effect on the productivity and profitability of a particular manufacturing facility or on our operations as a whole. Our income and cash flow are dependent on the continued operation of our various production facilities. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline, storage tank and other leaks and ruptures; integrity issues associated with storage caverns; insufficient storage cavern capacity; transportation interruptions, including rail, truck and marine, some of which may be beyond our control; fires; mechanical failure; critical equipment breakdown; labor difficulties; remediation complications; discharges or releases of pollutants, contaminants or toxic or hazardous substances or gases and other environmental risks; explosions; chemical spills; unscheduled downtime; transportation interruptions; and inclement weather and natural disasters.
Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil, regulatory or criminal penalties. Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers’ compensation and other matters. We carry insurance against potential operating hazards which is consistent with industry norms. If we were to incur a significant liability that was not covered by insurance, it could significantly affect our productivity, profitability and financial position.
We are subject to intellectual property and other litigation from time-to-time in the ordinary course of business.
In December 2010, The Dow Chemical Company (“Dow Chemical”) filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS® polyethylene film resins infringe a Dow Chemical Canadian patent. A trial began in September 2013 and concluded in November 2013. We expect a decision in 2014. If necessary, a subsequent trial to determine damages will be held at a future date.
A claim was filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate (collectively, "Dow") concerning the third ethylene plant at our Joffre site. Dow has amended its initial statement of claim and has claimed for further losses and damages in an amount to be proven at trial of this action. In its most recent amendment, Dow estimates its claim at an amount exceeding $400 million. We initially counterclaimed in the same action. We also amended our statement of defense and counterclaim. The amount of our counterclaim is estimated in our most recent amendment at approximately $350 million. A trial is currently scheduled to commence in September 2014.
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
We are subject to extensive foreign, federal, provincial, state and local environmental laws and regulations concerning the manufacturing and processing of certain chemical substances, air emissions, water discharges and the generation, handling, storage, transportation, treatment, disposal and cleanup of regulated substances. Our operations involve the risk of accidental discharges or releases of hazardous materials, personal injury, property and environmental damage. Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. Although we believe that we are in material compliance with applicable environmental laws and regulations, we cannot provide assurance that we will not incur substantial costs or liabilities in order to remain in compliance or as a result of any accident or release of hazardous materials or the enforcement of environmental laws.
From time to time, we have entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, we may be subject to strict and under certain circumstances, joint and several liabilities for the costs of environmental contamination on or from our properties, and at off-site locations where we disposed of or arranged for disposal or treatment of hazardous substances, and may also incur liability for related damages to natural resources. We have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or its state equivalents, at several third-party sites. We have a provision in our consolidated financial statements to cover the estimated costs of remediation of discontinued sites and future environmental liabilities. Nevertheless, we cannot provide assurance that we will not incur substantial costs and liabilities resulting from future events or unknown circumstances, which will be material or exceed our reserves.
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

The Canadian federal government, recognizing the recent global economic recession and Canada’s approximate 2% contribution of global GHGs, has indicated an intent to balance national environmental and energy policies between economic renewal and sustainable development. We anticipate legally binding federal GHG emission reduction requirements to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain. Many Canadian provinces are also considering or implementing GHG emissions reduction legislation. The U.S. Environmental Protection Agency has also implemented GHG emissions reduction regulations and are expected to propose additional regulatory limitations on GHG emissions in the near future. In addition, U.S. state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change that could impact our U.S.-based facilities.
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
We have joint arrangements designed to, among other things, increase our vertical integration, enhance customer service and increase efficiencies in our marketing and distribution. Our principal joint operation is the third ethylene plant at our Joffre site ("E3"), which is 50% owned by Dow. There is a significant risk that, as a result of differing views and priorities, there will be occasions when the parties to the joint arrangement do not agree on various matters and any such disagreements may result in delayed decisions, disputes or litigation (such as the litigation concerning the E3 plant discussed earlier in these risk factors), any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.
Labor disputes could have an adverse effect on our business.
As of December 31, 2013, we had approximately 2,600 employees globally. Approximately 300, or 12%, of our North American employees are represented by unions under two separate collective bargaining agreements that expire on March 14, 2015 and March 31, 2016. If we are unable to negotiate acceptable contracts with these unions upon expiration of an existing contract or other employees were to become unionized, we could experience work stoppages, a disruption in operations or higher labor costs, which could have an adverse effect on our business, financial condition, results of operations or cash flow.
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
There are numerous recent changes to the U.S. patent laws and changes to the rules of the U.S. Patent and Trademark Office (“USPTO”), which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, in 2011, the America Invents Act came into force. That act codified several significant changes to the U.S. patent laws, which came into effect in 2012, including, among other things, limiting where a patentee may file a patent suit, requiring the apportionment of patent damages, replacing interference proceedings with derivation actions, an enhanced system allowing third parties to submit prior art to the USPTO, and creating a new post-grant opposition process to challenge patents after they have issued. The most significant change is the conversion from a “first to invent” to a “first inventor to file” system, which became effective on March 16, 2013. The USPTO has issued new rules and regulations, but their effect cannot be determined until they are interpreted by the Federal Courts and Court of Appeals for the Federal Circuit.
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
Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties alleging that we infringe third-party intellectual property rights. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling products and require us to redesign, re-label or, in the case of trademark claims, rename our products, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.
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
We currently maintain four defined benefit plans in North America covering various categories of employees and retirees. Funding obligations are determined using actuarial valuations that are based on certain assumptions about the long-term operation of the plans, including future salary increases, mortality rates, future pension increases, termination and retirement rates and the performance of the financial markets and interest rates. If future events differ from the assumptions, the amount we are obligated to contribute to the plans may increase or decrease. If assets underperform our assumptions or if interest rates are lower than assumed, we may be required or may choose to make substantial contributions to these plans, which may divert committed capital to satisfy funding requirements related to these obligations and delay or cancel projects that we believe would increase our ability to meet our customers’ needs as well as our profitability. We recently adopted a long-term approach that we refer to as our  “Journey Plan” to better manage the funded status volatility of our defined benefit plans and minimize the uncertainty of the Corporation's pension contributions. The Journey Plan includes a dynamic de-risking investment strategy involving moving to a risk minimizing portfolio where the benefit plans’ investments will likely consist solely of fixed income securities. Implementation of the investment strategy will be executed over a time based schedule that is tied to the improvement of the funded status of the defined benefit plans, which may be aided through contributions in excess of the minimum required. We are also considering risk transfer options as a way to discharge some of the obligations of these defined benefit plans. However, until the investment strategy is fully implemented, which could take up to five years, the volatility of our pension contribution requirements will remain and we cannot provide any assurance that we will not be required to make substantial contributions to these plans as a result of that volatility.
Our business may be adversely affected by increases in health care costs and obligations.
Domestic health care costs continue to increase each year, and could accelerate due to inflationary pressures on the overall health care trend rates. These pressures may in part stem from requirements legislated by the Patient Protection and Affordable Care Act enacted in 2010 and may result in increases in our health care costs in the United States. In addition, potential changes to legislation related to the drug benefits programs in Canada may also increase our health care costs. These legislative requirements may negatively impact our results of operations and cash flow.
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
A holding company controlled by IPIC currently owns all of our equity and, therefore, IPIC has the power to control our affairs and policies. It also controls the election of directors, the appointment of management, the entering into mergers, sales of substantially all of our assets and other extraordinary transactions. The directors have authority, subject to the terms of our debt, to issue additional stock, declare dividends and distributions and make other decisions. In April 2013, we made a $150 million distribution to our shareholder, and we may make further distributions in the future.
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
We have a significant amount of indebtedness. As of December 31, 2013, we had (a) total indebtedness of $862 million and (b)  an additional $525 million available for borrowing under our credit facilities (less $19 million utilized as of December 31, 2013), subject to customary conditions. In addition, subject to the restrictions in our credit facilities and our indentures, we may incur significant additional indebtedness from time to time, including debt to finance our NOVA 2020 growth projects.
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

We will require a significant amount of cash to service our indebtedness and fund our working capital and planned capital expenditures, and our ability to generate cash depends on many factors beyond our control.
Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We cannot provide any assurance that:

•	our business will generate sufficient cash flow from operations to service our indebtedness;

•	future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

•	we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.
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
Our indentures
The indentures governing our debt securities contain various covenants that limit our ability to engage in certain transactions, including the ability to create liens or engage in sale and leaseback transactions.
Our credit facilities
We currently have two revolving credit facilities aggregating $525 million of borrowing capacity. As of December 31, 2013, $19 million of the available $525 million borrowing capacity was utilized. While both of the credit facilities contains typical affirmative and negative covenants, which are substantially the same, our senior secured revolving credit facility, as well as our accounts receivable securitization programs, contain financial covenants, which require quarterly compliance. Our ability to meet the financial covenants may be impacted by events beyond our control, and we may not be able to satisfy these covenants in the future.
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
Standard & Poor’s Corporation, Moody’s Investors Service, Inc., Dominion Bond Rating Service Limited (“DBRS”) and Fitch Ratings Ltd. maintain credit ratings for our debt securities. Except for the DBRS rating, each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could result in increased interest and other financial expenses relating to our future borrowings and could restrict our ability to obtain additional financing on satisfactory terms, if at all. In addition, any downgrade could restrict our access to, and negatively impact the terms of, agreements with our suppliers.

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

•
On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to INEOS Group Ltd. ("INEOS"). The joint venture began in October 2005, as NOVA Innovene, a 50:50 joint venture formed by the merger of our European styrenic polymer business with Innovene's European styrenics business. On December 16, 2005, INEOS announced that it had acquired Innovene. On October 1, 2007, we and INEOS expanded our joint venture to include our respective North American styrene monomer and styrenic polymer assets.

•
In June 2011, we announced "NOVA 2020" — our strategic growth plan to take advantage of emerging feedstock supply from a diverse portfolio of new feedstock sources to enhance our market position by expanding our ethylene and polyethylene footprint.

•
In March 2013, our Board of Directors approved full implementation funding of approximately $1 billion for the PE1 expansion project at our Joffre complex. Construction on the project, which is part of our NOVA 2020 growth plan, commenced in June 2013.

•
On December 18, 2013, we announced our decision to move forward with the second phase of our NOVA 2020 growth strategy in Ontario, Canada, and to continue to evaluate options for a second Advanced SCLAIRTECH technology facility. This next phase of the NOVA 2020 growth strategy, anticipated to take place over the 2014 to 2018 timeframe, will concentrate on expanding our Corunna cracker ethylene manufacturing capacity by approximately 20%, pursuing a debottleneck at our Moore low-density polyethylene ("PE") line and pursuing a retrofit of our Moore high-density PE line.

•
In December 2013, we began to utilize ethane supplied from the Marcellus Shale Basin as feedstock at our Corunna cracker. Capitalizing on this new feedstock source was a critical component of our NOVA 2020 growth strategy.

•	In January 2014, we began to utilize ethane extracted from off-gas produced at oil sands upgrading facilities in Alberta at our Joffre facility.
For a description, including the amount invested, of our principal capital expenditures since the beginning of our last three fiscal years, see the Liquidity and Capital Resources section included in this annual report under "Item 5 — Operating and Financial Review and Prospects."
4.B.    Business Overview
General
Our principal business is the production and selling of plastics and chemicals. We operate an Olefins/Polyolefins business unit that produces and sells ethylene, polyethylene and a variety of chemical and energy products (commonly known as co-products). We also operate a Performance Styrenics business that produces and sells EPS and ARCEL® resin.
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
Properties and Production Facilities
Our products are manufactured at seven sites in North America. All production facilities are owned by us (except LyondellBasell's PO/SM facility in Channelview, Texas, in which we have a minority interest, and the E3 manufacturing plant at Joffre, Alberta, in respect of which we and Dow each own 50%). With the exception of the Channelview facility and E3 (which land is jointly owned with Dow), we own the land on which our production facilities are located.

In addition to our production facilities, we lease or own office space in numerous locations, mostly in North America. Our head office is located in Calgary, Alberta. Our United States commercial center is located in Moon Township, Pennsylvania.
The following chart and tables show our plastics and chemical product flow and production facilities.
NOVA Chemicals Product Flow Chart

Joffre Olefins
Feedstocks:
Ethane
Propane
Joffre, Alberta
E1/E2/E3(1)
Ethylene
co-products(3)
Poylethylene
ethylene and co-products
Joffre, Alberta(2)
PE1
LLDPE
PE2
LLDPE/HDPE
Mooretown, Ontario
LDPE/HDPE
St. Clair River, Corunna, Ontario
HDPE
Corunna Olefins
Feedstocks:
Ethane
Propane
Butane
Crude Oil
Naphtha
Condensates
Corunna, Ontario(4)
Ethylene
ethylene and co-products
Customers
Performance Styrenics
Feedstocks:
Benzene
Ethylene
Channelview, Texas(5)
Styrene Monomer
Painesville, Ohio(6)
EPS
Monaca, Pennsylvania
ARCEL(7)
EPS

(1)
E3 is a joint operation between us and Dow. Nameplate capacity is 2.8 billion pounds per year. Our share of the production capacity is 50% and is used internally or sold to merchant ethylene customers.

(2)	PE1 and PE2 consume approximately half of the ethylene production capacity at the Joffre ethylene facilities (excluding Dow's share of E3 production capacity) with the rest sold to third parties.

(3)	A small portion of Joffre co-products is shipped to Corunna for feedstock.

(4)
In 2014, we expect to complete a revamp of our Corunna cracker to allow it to utilize up to 100% natural gas liquids feedstock. Once this project is complete we will no longer be able to utilize feedstocks heavier than light naphtha.

(5)
We have a minority interest in this LyondellBasell PO/SM facility. Our Performance Styrenics business receives styrene monomer from the facility pursuant to a long-term styrene monomer processing agreement.

(6)	In addition to receiving styrene monomer from Channelview, the Painesville facility has the flexibility to source styrene monomer from other suppliers.

(7)
In addition to producing ARCEL resin at our Monaca, Pennsylvania, facility, we have entered into an agreement with Ningbo Chang-Qiao Engineering Plastics Co., Ltd., an affiliate of Loyal Chemical Industrial Corporation, pursuant to which base resin produced at the Monaca, Pennsylvania, facility is shipped to a plant near Shanghai, China to undergo a finishing step to become ARCEL resin.

Facility Profile (Olefins/Polyolefins)
			Rated Capacity
Site	Feedstocks	Main Products	(mmlbs/year)	(kilotonnes/year)
1. Joffre, Alberta	Ethane/Propane	Ethylene (E1)	1,600	730
	Ethane/Propane	Ethylene (E2)	1,800	820
	Ethane	Ethylene (E3)(1)	1,400	640
		Co-products(2)	830	380
	Ethylene	LLDPE (PE1)	1,480	670
		LLDPE & HDPE (PE2)	1,000	450
2. Corunna, Ontario	Ethane, Butane, Propane, Crude Oil, Naphtha, Condensates	Ethylene(3)	1,800	820
		Co-products(3) (4)	4,700	2,130
3. St. Clair River, Corunna, Ontario	Ethylene	HDPE	450	205
4. Mooretown, Ontario	Ethylene	HDPE	465	210
		LDPE	375	170
TOTAL ETHYLENE PRODUCTION CAPACITY (Design Production)			6,600	2,990	*
TOTAL POLYETHYLENE PRODUCTION CAPACITY			3,770	1,705

(1)	The annual design production capacity of E3 totals 2.8 billion pounds and is divided between Dow and us. Our share of the production capacity is 50%.

(2)	Production capacity is variable and depends on the feedstock used.

(3)
Ethylene design capacity is 1.8 billion pounds per year and propylene design capacity is 900 million pounds per year, resulting in 4.7 billion pounds per year of co-product capacity. In both cases, capacity is dependent on feedstock mix.

(4)
In 2014, we expect to complete a revamp of our Corunna cracker to allow it to utilize up to 100% natural gas liquids feedstock. Upon completion of this project, we expect our co-product production to decline to less than 2.0 billion pounds per year.

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
Our Business Segments
For a discussion of our business segments, refer to Our Business included in this annual report under "Item 5 — Operating and Financial Review and Prospects."
Sources and Availability of Raw Materials
For a description of our sources and availability of raw materials, refer to Our Business included in this annual report under "Item 5 — Operating and Financial Review and Prospects."
Distribution of Products
Our products are marketed primarily through our sales force, with support from established distributors, agents and traders. Canadian products are sold into the United States primarily through our subsidiary, NOVA Chemicals Inc., for resale through distribution arrangements. Our subsidiary, NOVA Chemicals (International) S.A., sells in China, Southeast Asia, Central and South America and Europe either directly or through distribution arrangements. Distribution agreements among our affiliates provide for arm's length pricing.

The following table summarizes the geographic segments in which we sell our products and the percentage of sales from continuing operations in each segment.

Percentage of Sales by Geographic Segment
	Year Ended December 31
	2013	2012	2011
Canada	44%	49%	46%
United States	50%	46%	49%
Europe and Others	6%	5%	5%
No significant portion of our business is dependent upon a single customer. Sales to Canadian and United States federal, state, provincial and local governmental bodies account for less than 1% of annual sales.
As of December 31, 2013, we leased or owned approximately 6,500 rail hopper and tank cars for use in transportation and delivery of our polyethylene, co-products and styrenic polymer products to customers in North America. Trucks are used for distributing products sold in bags and boxes and smaller loads of bulk products. Marine vessels are used to transport bulk product and products sold in bags and boxes, mostly to Asia. We do not own or lease trucks or ships, but do pay transportation fees under short-term arrangements.
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

We were initially a licensee of the technology used in our manufacturing operations. However, over time, we have acquired a variety of business units with associated technology assets in areas including process and catalyst technology, as well as polymer technologies. In addition, since 1994 we have expanded our research and development activities. The result is a technology portfolio with approximately 725 patents, leading-edge solution polyethylene process technologies such as Advanced SCLAIRTECH technology, proprietary single-site catalyst positions, and proprietary cracking technology and advanced oligomerization technology.
We own two key technologies for the production of solution polyethylene — SCLAIRTECH technology and Advanced SCLAIRTECH technology. In addition to these technologies, we conduct research and development on other polyethylene technologies including gas-phase and high-pressure technology.
We acquired our proprietary SCLAIRTECH technology and a global SCLAIRTECH technology licensing business from DuPont Canada Inc. in 1994. Our St. Clair River site utilizes SCLAIRTECH technology to produce SCLAIR® HDPE resins. In addition, our SCLAIRTECH technology is practiced under license by producers in multiple countries.
In 2001, we began commercial operation of our new, proprietary Advanced SCLAIRTECH technology for the production of polyethylene. The first step in the introduction of this technology was to utilize a proprietary Ziegler-Natta ("Z-N") catalyst to manufacture new polyethylene products. In 2002, a line of new, Z-N catalyzed, octene-based SCLAIR resins was launched intended for higher-value polyethylene film applications.
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
Polyethylene Catalysts
We have developed three key proprietary families of catalyst technologies for polyethylene production. The first is a family of proprietary single-site catalysts for Advanced SCLAIRTECH technology and other polymer technologies including gas-phase polyethylene. These single-site catalysts impart unique properties and create products that compete with many metallocene-based polyethylene products. The second family of catalysts includes proprietary Z-N catalysts used for SCLAIRTECH technology and Advanced SCLAIRTECH technology. Finally, the NOVACAT® family of catalysts was developed by us and our catalyst development partner, INEOS, for use in gas-phase polyethylene. NOVACAT catalysts provide enhanced throughput, product range and properties when compared to traditional Z-N catalysts in commercial gas-phase polyethylene production facilities. Variants of the catalyst are available for the manufacture of conventional and higher value LLDPE and narrow molecular weight HDPE. The NOVACAT family of catalysts is currently being used on our and INEOS' polyethylene technologies.
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
Examples of styrenic polymer technologies are ARCEL resins that are sold into the protective packaging market and DYLITE® premium cup and container grade resins used for EPS cups.
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
IFRS requires companies to record provisions for future plant decommissioning and site restoration costs on both active and inactive plants at the present value of the expected costs to settle the obligation when the assets are retired. At December 31, 2013, we had $104 million of accumulated reserve for activities anticipated to be required for the decommissioning and site restoration of currently active plant sites.
We review our accumulated reserves for decommissioning and site restoration at the end of each reporting period to determine if adjustments are required. Because these plants may be in operation for many years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process because the degree of natural attenuation, evolution of new technologies and potential future land uses may mitigate future environmental liabilities and potential costs.
The following table summarizes the amount we spent on environmental activities during our last three fiscal years.

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Environmental capital expenditures(1)	$7	$5	$6
Operating expenses relating to environmental protection	$9	$10	$9
Purchase of environmental compliance units(2)	$8	$12	$5
Remedial expenditures to dismantle and remediate discontinued sites	$1	$1	$1

(1)	Includes pollution abatement and remedial programs.

(2)	Environmental compliance units include purchases of greenhouse gas offset and biodiesel credits.
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
4.D.    Property, Plants and Equipment
We own a number of plants and facilities for the production of chemicals and plastics. For a detailed discussion regarding the use, capacity and products of these facilities, see "Item 4.B. — Business Overview." In addition to our production facilities, we lease or own approximately 550,000 square feet of office space in numerous locations, mostly in North America. Our head office is located in Calgary, Alberta. Our United States commercial center is located in Moon Township, Pennsylvania. For further information on environmental issues that may affect our utilization of our assets, see "Item 3.D. — Risk Factors" and Responsible Care and Environmental Regulations under "Item 4.B. — Business Overview." For further information on our plans to construct, expand and improve our facilities as part of our NOVA 2020 strategic growth plan, see "Item 3.D. — Risk Factors", "Item 4.A. — History and Development of the Company" and "Item 5 — Operating and Financial Review and Prospects."
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
Our MD&A is organized as follows:

•	Our Business - provides a description of our business, including risks and trends; market overview; overview and outlook of our business units and segments; and research and development activities.

•	Critical Accounting Estimates - discusses the accounting policies that require critical judgments and estimates.

•	Results of Operations - provides an analysis of our financial results for the three years presented in our annual audited consolidated financial statements, as well as supplemental measures.

•	Liquidity and Capital Resources - provides an analysis of our liquidity, cash flows, contractual obligations, and off-balance sheet arrangements.

•	Market Risk - provides a quantitative and qualitative discussion of the market risks that we are exposed to in our normal business activities.
Our Business
NOVA Chemicals Corporation
We are a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods. We operate two business units: Olefins/Polyolefins and Performance Styrenics.
Business Units

•	Olefins/Polyolefins manufactures and sells ethylene and polyethylene ("PE"), as well as chemical and energy products, which are commonly known as co-products.

•	Performance Styrenics manufactures and sells EPS and ARCEL resin.
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
Costs — feedstock cost is critical to sustained profitability
Feedstock costs are the single largest component of our costs and account for 60-70% of the total cost of our products. Our primary feedstocks include ethane, other natural gas liquids (also referred to as NGLs), and at lesser volumes heavy feedstocks including crude oil, naphtha and condensates. In 2014, we expect to begin to utilize up to 100% NGL feedstock at our Corunna cracker and will no longer have the ability to utilize feedstocks heavier than light naphtha. Feedstock costs heavily influence the price of our products.
The remaining 30-40% of the total cost of our products consists of variable conversion costs and fixed costs such as: plant operating and distribution costs; sales and marketing costs; general and administrative costs; and research and development costs ("R&D"). Sales and marketing and general and administrative costs represent all direct and most indirect expenses incurred in directing and managing the company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.
The following table illustrates how changes in various feedstock costs could affect our after-tax profit assuming all other factors are held constant. The sensitivity is based on 2013 actual consumption volumes (excluding hedged items and respective hedging instruments, if any) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in after-tax profit
Crude oil	+10%	$83
Natural gas	+10%	$24
Propane	+10%	$19
Butane	+10%	$27

(1)	A 10% decrease in feedstock costs would have the opposite effect.
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

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in after-tax profit	Decrease in other comprehensive income
2013	+10%	$73	$11
2012	+10%	$68	$28
2011	+10%	$62	$28

(1)	A 10% weakening of the Canadian dollar against the U.S. dollar would have the opposite effect.
Our Business Segments
Olefins/Polyolefins Business Unit
Our Olefins/Polyolefins business unit produces and sells ethylene, co-products and PE from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on cost competitive NGL feedstock, world-scale and energy-efficient manufacturing facilities in Alberta and proprietary technology such as Advanced SCLAIRTECH and gas-phase PE process technology, as well as PE catalyst technology.
Our Olefins/Polyolefins business unit contains three reporting segments:

•	Joffre Olefins, which produces and sells ethylene and co-products and includes the Joffre, Alberta, site's three ethylene crackers.

•	Corunna Olefins, which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

•	Polyethylene, which produces and sells PE, and includes both the Alberta and Ontario based PE assets.

Olefins/Polyolefins Business Unit Snapshot
Reporting Segment	Primary Products	Rated Capacity per year	Manufacturing Sites	Primary Feedstock

Joffre Olefins	Ethylene Co-Products(1)	4.8 Blbs 0.8 Blbs	Joffre, Alberta	Ethane
Corunna Olefins	Ethylene Co-Products(1)	1.8 Blbs 4.7 Blbs (2)	Corunna, Ontario	Ethane, Propane, Butane, Crude oil, Naphtha and Condensates(2)
Polyethylene	Linear low-density PE Low-density PE High-density PE	3.8 Blbs	Joffre, Alberta Mooretown, Ontario St. Clair River, Ontario	Ethylene (Internally supplied)

(1)	The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

(2)
We expect to complete our Corunna cracker revamp project and have sufficient feedstock available to run the cracker using 100% NGLs by mid-2014. Once the switch is complete, the use of heavy feedstock will be minimal, if at all, with light naphtha as the only likely heavy feedstock being used. As a result, the volume of co-products is expected to decline by more than half to less than 2.0 billion pounds per year.

Market Overview
Ethylene is the most widely produced petrochemical in the world and is the primary feedstock used in the production of PE. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films and construction products. It is a basic chemical that we produce through thermal cracking, or pyrolysis, of various feedstocks, a process that uses high temperatures to break down the carbon chains. The feedstocks used to produce ethylene are NGLs, including ethane, propane and butane, and crude oil derived feedstocks, including naphtha and gas oils. Ethylene is primarily transported via pipeline and is regionally traded. Ethylene margins typically expand when operating rates are at or above 90% of nameplate capacity. Ethylene is used in the manufacture of polyethylene, styrene monomer, styrenic polymers and polyvinyl chloride, as well as chemical intermediates such as ethylene oxide, ethylene glycol, ethylene dichloride and vinyl acetate.
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
Polyethylene, which is produced from ethylene, is used to produce every day, consumer oriented items such as food packaging, packaging for personal care items, toys and bottles, and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging and building products. PE resin is globally traded in established merchant markets. PE margins typically expand when operating rates are at or above 90% of nameplate capacity.
Business Overview
Joffre Olefins
The Joffre Olefins segment has three ethylene production facilities at Joffre, Alberta: E1, E2 and E3 (E3 is 50% owned by Dow). These three plants have an annual production capacity of approximately 1.6, 1.8 and 2.8 billion pounds of ethylene (including Dow's share of E3 production capacity), respectively, for a total annual combined capacity of 6.2 billion pounds. Our share of the ethylene production is 4.8 billion pounds, which makes up approximately 75% of our total ethylene production.
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

Beginning in 2013, we expanded our sources of feedstock to include not just ethane from conventional sources related to the export flows of natural gas across the Alberta border, but also ethane originating from other diverse sources, including ethane extracted from natural gas associated with oil production in North Dakota, ethane extracted from off-gas produced at oil sands upgrading facilities in Alberta and ethane extracted in the field, near the natural gas production.
To supplement our ethane supply, we have the flexibility to use propane as a feedstock in our Joffre operations to produce ethylene.
We continuously look for opportunities to expand and diversify our feedstock flexibility and supply to enhance our operational flexibility and support longer-term growth opportunities.
Our Joffre, Alberta, site is integrated with the AEGS pipeline system, which connects large-scale ethane extraction plants and ethane storage facilities to our ethylene plants. The majority of the Joffre site's ethane requirements are transported via AEGS under a long-term transportation agreement. We have also entered into an operating agreement with Veresen, the owner of AEGS, under which we are responsible for the physical operation of AEGS, while Veresen has responsibility for all commercial aspects of AEGS operations.
Beginning in the first quarter of 2014, we expect ethane will be transported from North Dakota to the AEGS pipeline system by the Vantage Pipeline ("Vantage"). Similar to AEGS, we have entered into an operating agreement with the owner of Vantage, under which we are responsible for the physical operation of Vantage.
The Joffre Feedstock Pipeline ("JFP") is also integrated with our Joffre site and connects NGL production and storage facilities in Fort Saskatchewan, Alberta to the Joffre site. JFP is used to transport propane feedstock to Joffre, and recently we began using JFP to transport a new supply of ethane extracted by Williams Energy (Canada), Inc. from off-gas produced at oil sands upgrading facilities to our Joffre site.
Ethylene produced at Joffre is fed directly to onsite polyethylene production, as well as to customers at Joffre, Prentiss, Edmonton and Scotford, Alberta, and to storage and customers at Fort Saskatchewan, Alberta through the ethylene delivery system ("EDS") that is integrated with our Joffre site. JFP and EDS are each owned by third parties, but we are the exclusive shipper and operate both assets.
We have contracts for ethylene and ethane storage for our Joffre facility. We added new ethane and ethylene storage caverns in 2013 to supplement our current storage capacity and expect to add additional ethylene and ethane storage capacity in the next several years.
As part of the ethylene production process at Joffre, we produce approximately 830 million pounds of co-products per year, depending on the feedstock used. The majority of co-products produced at Joffre are sold to third parties. Co-products produced at Joffre, other than hydrogen, methane and carbon dioxide, are shipped by railcar to markets in Alberta, Ontario and the U.S. Gulf Coast.
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
Corunna Olefins
Our Corunna, Ontario olefins facility, located near Sarnia, Ontario, has an annual production capacity of approximately 1.8 billion pounds of ethylene. The facility has the flexibility to process a wide range of hydrocarbon feedstocks, including ethane, propane, butane, crude oil, naphtha and condensates, to produce ethylene and co-products for use by our downstream operations and for sale to third parties. Actual production quantities of ethylene and co-products are dependent on the feedstock mix with heavier feedstocks such as naphtha and condensate producing less ethylene and more co-products while lighter feeds such as ethane, propane and butane produce more ethylene and less co products. The feedstock chosen depends on market conditions and is determined by using a linear program that calculates the optimal feedstock mix to produce the most profitable mix of products.
We expect to complete our Corunna cracker revamp project to enable the cracker to utilize up to 100% NGL feedstock and to have sufficient feedstock available to run the cracker using 100% NGLs by mid-2014. Once the project is complete, the use of crude oil derived feedstock will be minimal. We will, however, maintain the flexibility to use light naphtha when market conditions are favorable, but we expect that the use of this heavier feedstock will be minimal and it will be subject to local availability and economics. Also as a result of the change, feedstock production from the crude oil refinery at the Corunna site will cease once we are receiving NGLs at full expected rates.
After completion of the project to convert the Corunna cracker to utilize up to 100% NGLs, ethane will be the primary feedstock. In addition to ethane, the cracker will be able to process other NGL feedstocks, such as propane, butane and an ethane/propane mix, and as mentioned above, light naphtha to produce ethylene.
As a next phase of our NOVA 2020 growth strategy, we are exploring options to expand our Corunna cracker by approximately 20 percent. We expect to do tie-in work during our next scheduled turnaround in 2016, with start-up of the expanded capacity in approximately 2018.

Our Corunna, Ontario, ethylene facility is connected to multiple pipeline and rail systems. The Corunna facility provides ethylene by pipeline to our polyethylene production facilities in Mooretown, Ontario, and our St. Clair River site in Corunna, Ontario. The Corunna facility also sells ethylene to third party merchant customers in the Sarnia, Ontario area. The majority of ethylene production from the Corunna olefins facility is used internally by us to produce polyethylene.
While feedstocks for the Corunna, Ontario olefins facility may be obtained from a wide variety of sources and shipped via pipeline or rail, upon completion of the cracker conversion project, our primary feedstock, ethane, will be supplied from the Marcellus Shale Basin. In December 2013, we began utilizing ethane sourced from the Marcellus Shale Basin and transported by the Mariner West pipeline, which is owned and operated by Sunoco Logistics.
We have onsite storage for our feedstock and products, which we supplement with storage contracts at third-party facilities.
The majority of co-products produced at Corunna are sold to third parties in Ontario and the U.S. The change to lighter feedstock, primarily ethane, at our Corunna cracker, will reduce the total volume of co-products produced at the facility from approximately 4.7 billion pounds per year to less than 2.0 billion pounds per year and will essentially eliminate energy co-products produced at the site. Revenue from co-products and feedstock costs for the Corunna Olefins segment will decline in a corresponding manner.
Polyethylene
Our Polyethylene segment produces and sells LLDPE, LDPE and HDPE.
We have annual production capacity of approximately 3.8 billion pounds of polyethylene. Ethylene is the key feedstock for the production of PE. We produce PE at three locations in Canada: Joffre, Alberta; St. Clair River, Corunna, Ontario; and Mooretown, Ontario. In Joffre, ethylene for PE production is supplied from the E1, E2 and E3 crackers; and in Ontario, ethylene for PE production is supplied from our Corunna cracker.
We have two polyethylene plants located at Joffre, Alberta, PE1 and PE2. PE1 has annual production capacity of approximately 1.48 billion pounds and produces LLDPE. PE1 currently utilizes the NOVACAT family of catalysts that was developed by us and our catalyst development partner, INEOS, as well as our proprietary gas-phase process technology. PE2 has annual production capacity of approximately 1 billion pounds. PE2 uses Advanced SCLAIRTECH technology to produce our SURPASS and some SCLAIR polyethylene resins.
As part of our NOVA 2020 growth strategy, we are currently in the construction phase of a project to add an additional reactor and associated equipment to the PE1 facility. The new reactor will be a gas-phase linear low density polyethylene reactor using NOVACAT technology. We expect the additional capacity of the new reactor to be between 950 and 1,100 million pounds and expect the project to be mechanically complete in the first quarter of 2016, with commissioning and start-up to follow.
We have a polyethylene plant located at the St. Clair River site in Corunna, Ontario, which has annual production capacity of approximately 450 million pounds. The St. Clair plant utilizes our proprietary SCLAIRTECH technology and typically manufactures HDPE at this plant, but can also manufacture LLDPE.
We have a polyethylene site located near Mooretown, Ontario, that has an annual production capacity of approximately 840 million pounds. One of the lines at the site currently uses our proprietary gas-phase process technology to produce HDPE and the other line at the site currently uses our proprietary high pressure process technology to produce LDPE. In late 2011, our Mooretown LDPE facility suffered an unplanned shutdown. Throughout the majority of 2012, the LDPE line ran in a modified set-up with reduced capability while we prepared for the full repair. In October 2012, we shut down the line to make repairs and in January 2013 the line returned to commercial operations at its full capacity.
As part of our NOVA 2020 growth strategy, we are investigating a further debottleneck of our Mooretown site LDPE line and a retrofit of our St. Clair River site HDPE line. We expect to make a decision on these projects in the next year or two.
Advanced SCLAIRTECH technology
One of the Joffre PE plants, PE2, utilizes Advanced SCLAIRTECH technology to manufacture and sell SURPASS and SCLAIR PE resins. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications, such as food packaging; injection molding applications, such as caps and closures; and rotational molding applications, such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.
Advanced SCLAIRTECH technology used at PE2 includes two proprietary catalyst systems. The Z-N catalyst introduced in 2001 is used to make our line of SCLAIR polyethylene products. These are octene-based polyethylene grades used primarily for film applications. In 2003, we commercialized a single-site catalyst using Advanced SCLAIRTECH technology and introduced a series of new polyethylene products under the trademark SURPASS. SURPASS resins have been commercialized for film, rotational molding and injection molding applications.
We are one of only three PE companies worldwide with independent, patented process and single-site catalyst technologies which enable us to produce differentiated higher value PE resins on a commercial scale.
PE exports
We sell PE primarily into North American markets but sell a small portion of our production outside North America to China, Southeast Asia, Central and South America and Europe.

PE technology licensing
We have licensees that currently utilize our proprietary SCLAIRTECH technology and NOVACAT family of catalysts.
NOVACAT catalysts are a series of advanced Z-N catalysts designed specifically for gas-phase PE reactors that can produce butene and hexene LLDPE with improved performance characteristics and manufacturing economics.
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

The emergence of cost effective and abundant natural gas and NGLs from shale formations has dramatically improved the view of future manufacturing of olefins and PE in North America. There have been recent announcements of capacity debottlenecks and new facility construction, including our own announcements relating to our NOVA 2020 strategic growth plan. Over the next decade, new supply of ethylene and PE will begin and supply growth may begin to outpace demand growth for a period of time, but we expect the domestic supply/demand balance to remain balanced to tight at least until such new supply comes on line. In addition, industry experts expect the price of crude oil to remain high relative to the price of natural gas and the North American industry to remain competitive on a worldwide basis. As a result, even with the new supply, we anticipate PE export opportunities will alleviate any short-term excess supply in North America.

2.
Cost Competitive Feedstocks — According to industry experts, the cost of natural gas in North America is expected to remain low relative to crude oil for at least the next several years. This should allow us to be feedstock advantaged compared to other global competitors that use crude oil and NGL feedstocks that are priced based on a relationship to crude oil. Approximately 50% of global capacity uses feedstock derived from crude oil that is relatively high cost and because product prices are often set by the highest cost producers, our cost position should lead to higher margins for our business relative to those high cost producers.

3.
Ethane Availability and Cost — With the emergence of abundant cost-effective natural gas and natural gas liquids, North American ethylene producers have, and we expect will continue to, maximize ethane usage for existing and future facilities.

Ethane is long in several North American markets, and the price is lower than historical pricing relative to other NGL feedstocks, leading to increased profitability for many ethylene producers. As new ethylene production facilities come on line, ethane consumption is expected to increase, which should tighten the ethane supply/demand balance and lead to higher prices for the feedstock. However, ethane pricing is not expected to return to historical levels relative to other NGLs for quite some time as ample supply is anticipated to be available to meet the announced demand growth.
Based on the current cost and availability of ethane, we expect North American ethylene producers will continue to be cost-competitive with the rest of the world for at least the mid-term.
We expect the price of our ethane supply in Alberta to continue to be disconnected from the price in the U.S. Gulf Coast because ethane in the Alberta market is priced primarily on the cost to replace the energy content of the ethane extracted from the gas stream and a fee to cover an agreed upon portion of the costs of plant operation and return on invested capital.
Performance Styrenics Segment
Business Overview
Our Performance Styrenics segment includes our EPS and ARCEL resin assets and our minority interest in LyondellBasell's PO/SM facility. The segment markets EPS and ARCEL resins in North and South America, Asia and Europe via direct sales and various distribution and agency agreements.
We produce EPS at our Beaver Valley site in Monaca, Pennsylvania, and at our Painesville, Ohio, facility. EPS resins are used in applications such as foam cups and containers, rigid foam insulation, foam packaging and temperature controlled shipping. Our EPS cup and container resin is sold under the trademark DYLITE. Currently, sales of our EPS resins account for the majority of Performance Styrenics' revenue. As a result, profitability of this business unit is dependent on the cyclical supply/demand balance for EPS.
Our Beaver Valley site in Monaca, Pennsylvania, also produces ARCEL resin, which contains polystyrene and polyethylene. ARCEL resin is used for foam protective packaging of damage sensitive goods such as computers, printers, electronics, appliances and furniture. Due to its unique properties, ARCEL resin can earn higher margins over standard, non-differentiated products. In addition to producing ARCEL resins at our Beaver Valley site, ARCEL resin is produced near Shanghai, China under an agreement with Ningbo Chang-Qiao Engineering Plastics Co., Ltd., an affiliate of Loyal Chemical Industrial Corporation.
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
Outlook for Performance Styrenics Segment
In 2013, demand for EPS increased marginally while ARCEL demand was flat to 2012. In 2014, we expect EPS and ARCEL resin demand to grow slowly in the insulation and protective packaging segments as the economy continues to recover, while demand for EPS cup and container resin will be flat to down based on the social and environmental pressures on foam food service. We have the ability to utilize idled EPS capacity at our Beaver Valley facility to meet increased EPS demand.
In 2014, we plan to continue to build on the structural improvements we have made to the business, such as the delivery of styrene by railcar that we implemented in 2013, resulting in a reduction of both working capital and distribution costs. We will also continue to evaluate strategic options for the business.
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

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Research and development	$39	$36	$33
Technical service	$10	$9	$8

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
In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or match the projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.
A 1% increase in the discount rate would have decreased the defined benefit pension obligation by $115 million at December 31, 2013. A 1% decrease in the discount rate would have increased the defined benefit pension obligation by $138 million at December 31, 2013.
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
At December 31, 2013, we have U.S. federal tax loss carryforwards of $103 million (December 31, 2012 — $110 million). These tax losses will expire in 2028. In addition at December 31, 2013, we have $67 million of tax loss carryforwards in Switzerland (December 31, 2012 — $190 million), with expiration dates from 2013 - 2017. For the year ended, December 31, 2013, we recognized previously unrecognized tax losses of $85 million, of which $76 million was in the U.S. and $9 million in Switzerland and other foreign entities. This resulted in recognizing a net deferred tax asset of $84 million, consisting of $77 million in the U.S. and $7 million in Switzerland at December 31, 2013.
A tax reserve is used to provide for uncertain tax positions which consist of potential tax liabilities associated with possible disputes with tax authorities. At December 31, 2013 and 2012, the tax reserve for uncertain tax positions was $32 million and $37 million, respectively, and is included in our deferred tax liability on the consolidated statements of financial position.
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

Impairment charges of $6 million and $9 million during the years ended December 31, 2013 and 2012, respectively, relate to our Performance Styrenics segment. The market for certain products has not improved significantly, but we continue to spend a significant amount on capital expenditures for the business and other common facilities at our manufacturing sites, resulting in a carrying value of these assets greater than their recoverable amount based on the estimated future cash flows. At December 31, 2013, the carrying value of these assets was $11 million prior to any impairment charge. The carrying value of these assets was written down to their estimated fair value of $5 million, resulting in an impairment charge of $6 million. The carrying value of these assets at December 31, 2012 prior to write-down was $14 million. The fair value was estimated to be $5 million. Thus, the assets were written down to their estimated fair value, resulting in an impairment charge of $9 million during 2012. The impairment charges are included in feedstock and operating costs in the consolidated income statement for the years ended December 31, 2013 and 2012.
Additionally, during the year ended December 31, 2013, an impairment charge of $5 million relates to our Corunna Olefins segment based on our decision to cease production at the Corunna Crude Refinery Unit after the project to convert Corunna to use up to 100% NGL feedstock, which we expect to occur by mid-year 2014. The carrying value of these assets prior to any impairment charge was $5 million. These assets were written down to their estimated fair value of nil, resulting in an impairment charge of $5 million. The impairment charge is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2013.
In 2013, we determined that certain impairment indicators exist for an expandable polystyrene licensing agreement. The carrying value of this asset at December 31, 2013, prior to any impairment was $1 million and was written down to its estimated fair value of nil. The related impairment charge of $1 million is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2013.
In 2012, we determined that certain impairment indicators exist in the SCLAIRTECH licensing business. In recent years, our focus has been on the Advanced SCLAIRTECH technology. As a result, the sales prospects for future SCLAIRTECH technology licenses have fallen behind competing technologies. During 2012, we decided to cease actively promoting the licensing of our SCLAIRTECH technology. The carrying value of this asset at December 31, 2012, prior to any impairment was $12 million and was written down to its estimated fair value of nil. The related impairment charge of $12 million is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2012.
Intangible assets
Judgmental aspects of accounting for intangibles involves selection of an appropriate method of amortization, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year end. We made no changes to the amortization periods or methods for intangible assets during 2013, and have no intangible assets with indefinite useful lives.
Property, plant and equipment ("PP&E")
Judgmental aspects of accounting for PP&E involves selection of an appropriate method of depreciation, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. We are able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is consistent with the pattern of economic benefits that are expected from the use of our plants and equipment, requires less estimation and judgment, and is a systematic and rational basis for allocating the depreciable cost over the period in which the assets' benefit is realized. We review the estimated useful lives and the depreciation method of PP&E at each financial year end and make adjustment prospectively when appropriate. This review is completed by our engineers familiar with the plant sites and requires management's assessment of economic utility. We made no changes to the estimated useful lives or depreciation methods for PP&E during 2013.
Provision for decommissioning
We have recognized a provision for decommissioning obligations associated with our manufacturing facilities. In determining the amount of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant, restore the site, and the expected timing of those obligations. The estimated costs to dismantle and remove the plants and restore the sites were re-evaluated in 2013, along with the remaining useful lives of the active plants and risk-free rate. This resulted in an addition to the decommissioning provision of $6 million. The carrying amount of the provision as at December 31, 2013 and 2012 was $104 million and $101 million, respectively. A one percent increase or decrease in the discount rate would not have a material impact in the carrying amount of the provision.
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

Results of Operations

NOVA Chemicals' Consolidated Highlights
	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Revenue	$5,278	$5,055	$5,241
Operating profit (loss) from continuing operations(2)
Olefins/Polyolefins:
Joffre Olefins	$669	$849	$901
Corunna Olefins	228	257	224
Polyethylene	276	(63)	29
Eliminations	(49)	(48)	(36)
Total Olefins/Polyolefins	1,124	995	1,118
Performance Styrenics	5	9	7
Corporate	(224)	(162)	(129)
Operating profit from continuing operations(2)	$905	$842	$996

Profit from continuing operations	$658	$545	$600

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our annual audited consolidated financial statements.

(2)	See Supplemental Measures.

Changes in Our Profit
	Year Ended December 31
(millions of U.S. dollars)	2013 vs. 2012	2012 vs. 2011
Higher (lower) operating margin from continuing operations(1)	$98	$(120)
Higher research and development	(4)	(4)
Lower (higher) sales and marketing	1	(2)
Higher general and administrative	(32)	(28)
Lower finance costs, net	14	32
(Higher) lower other losses, net	(5)	7
Lower income tax expense	41	60
Higher (lower) profit from continuing operations	113	(55)
Higher (lower) profit from discontinued operations, net of tax	14	(21)
Increase (decrease) in profit	$127	$(76)

(1)	Operating margin equals Revenue less Feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).
Discussion of Consolidated Financial Results of Continuing Operations
2013 Versus 2012
Profit from continuing operations increased as a result of higher operating margins and lower finance costs and income tax expense, which were partially offset by higher general and administrative expenses.
Revenue increased primarily due to higher sales prices and record sales volumes in our Polyethylene segment.
Feedstock and operating costs increased primarily due to higher prices for natural gas, increased propane cracking, an increase in depreciation of $19 million and an increase of $22 million related to impairment charges and other asset write-offs.
General and administrative expenses increased in 2013 primarily due to an increase in compensation related costs.
Finance costs, net, decreased primarily due to the early repayment of our $100 million 7.875% debentures due 2025 and $400 million floating rate senior notes due November 2013 and an increase in capitalized borrowing costs. The decrease was partially offset by charges related to the purchase and redemption of our $350 million 8.375% senior notes due 2016 and interest on our $500 million 5.25% senior notes due 2023.

Income tax expense was lower in 2013 primarily due to recognition of unused tax losses in the U.S., Switzerland and other foreign entities.
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

Olefins/Polyolefins Business Unit

Olefins/Polyolefins Financial Highlights From Continuing Operations
	Year Ended December 31
(millions of U.S. dollars, except as noted)	2013	2012	2011
		Restated (1)	Restated (1)
Revenue
Joffre Olefins(2)	$1,827	$1,793	$2,002
Corunna Olefins(2)	2,255	2,337	2,309
Polyethylene(2)	2,494	2,094	2,182
Eliminations(3)	(1,565)	(1,477)	(1,536)
	$5,011	$4,747	$4,957
Operating Profit (Loss)(4)
Joffre Olefins(2)	$669	$849	$901
Corunna Olefins(2)	228	257	224
Polyethylene(2)	276	(63)	29
Eliminations(3)	(49)	(48)	(36)
	$1,124	$995	$1,118

Capital spending	$480	$263	$153

Polyethylene sales volumes (millions of pounds)	3,569	3,215	3,156

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our annual audited consolidated financial statements.

(2)	Before intersegment eliminations within the Olefins/Polyolefins business unit.

(3)	Represents intersegment eliminations.

(4)	See Supplemental Measures.

Olefins/Polyolefins Average Benchmark Prices
	2013				Annual	Annual	Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2013	2012	2011
Benchmark Principal Product Prices:(1)
Ethylene - net transaction price(2)	$0.48	$0.46	$0.46	$0.47	$0.47	$0.48	$0.54
PE — linear low-density butene liner(3)	$0.70	$0.73	$0.74	$0.77	$0.74	$0.69	$0.71
PE — weighted-average benchmark(3)	$0.73	$0.76	$0.78	$0.74	$0.75	$0.72	$0.73
Benchmark Raw Material Prices:(1)
AECO natural gas (dollars per mmBTU)(4)	$3.17	$3.45	$2.34	$3.36	$3.08	$2.39	$3.66
NYMEX natural gas (dollars per mmBTU)(4)	$3.35	$4.09	$3.60	$3.63	$3.67	$2.80	$4.07
Propane (dollars per gallon)(2)	$0.86	$0.91	$1.03	$1.20	$1.00	$1.00	$1.46
Butane (dollars per gallon)(2)	$1.58	$1.24	$1.33	$1.43	$1.40	$1.65	$1.85
WTI crude oil (dollars per barrel)(5)	$94.37	$94.22	$105.83	$97.46	$97.97	$94.21	$95.12

(1)	Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)	Source: IHS Chemical.

(3)	Source: Townsend Polymer Services Information; Benchmark prices weighted according to our sales volume mix in North America.

(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)	Source: Platt's. NYMEX WTI daily spot-settled price average for calendar month.
Discussion of Financial Results of Olefins/Polyolefins Business Unit
Operating profit for the Olefins/Polyolefins business unit increased in 2013 compared to 2012 primarily due to increased margins in the Polyethylene segment, offset by lower margins in the Joffre Olefins and Corunna Olefins segments. Sales volumes increased in all segments, with record sales volumes of polyethylene and Corunna produced ethylene.
Capital spending increased by more than 80% for the business unit in 2013 compared to 2012 due to increased spending on our NOVA 2020 growth plan, as the Corunna revamp project neared completion and the PE1 expansion project began the construction phase.

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
Joffre Olefins

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Revenue	$1,827	$1,793	$2,002
Feedstock and operating costs	$1,142	$935	$1,092
Operating profit(2)	$669	$849	$901

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our annual audited consolidated financial statements.

(2)	See Supplemental Measures.
2013 Versus 2012
Revenue increased in 2013 primarily due to higher sales volumes for ethylene and co-products, somewhat offset by lower ethylene and some lower co-product sales prices. During 2013, average industry ethylene prices decreased by 2% and average industry butadiene prices decreased by nearly 40%. Internal ethylene sales increased to support increased polyethylene production.
Feedstocks and operating costs increased due to higher prices for natural gas and increased propane cracking compared to the prior year. Operating costs were higher in 2013 primarily as a result of higher electricity costs and higher natural gas prices. Average AECO natural gas prices were nearly 30% higher in 2013 compared to 2012, resulting in higher ethane and fuel costs.
Operating profit decreased primarily due to higher feedstock costs and lower sales prices for ethylene and some co-products, somewhat offset by an increase in sales volumes.
2012 Versus 2011
Revenue decreased in 2012 primarily due to lower ethylene and co-product sales prices. During 2012, average industry ethylene prices declined by 11% and average industry propylene prices declined by 20%.
Feedstocks and operating costs decreased as raw material prices decreased. Operating costs were lower in 2012 primarily as a result of lower electricity costs and lower natural gas prices. Average AECO natural gas prices decreased by approximately 35% in 2012 compared to 2011, resulting in lower ethane and fuel costs.
Operating profit decreased primarily due to sales prices for ethylene and co-products that declined more than feedstock costs, and a slight reduction in total volume of products sold, somewhat offset by a reduction in operating costs.
Corunna Olefins

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Revenue	$2,255	$2,337	$2,309
Feedstock and operating costs	$2,019	$2,069	$2,073
Operating profit(2)	$228	$257	$224

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our annual audited consolidated financial statements.

(2)	See Supplemental Measures.
2013 Versus 2012
Revenue decreased due to lower ethylene and some co-product sales prices, somewhat offset by higher ethylene sales volume. In addition, the switch to a lighter feedstock mix decreased the amount of co-products available for sale in 2013. Industry average butadiene prices declined by nearly 40% year-over-year. In 2013, we achieved record production and sales volumes of Corunna ethylene.
In 2014, as we complete the transition to utilize up to 100% NGLs, we expect the production of co-products to decline by more than 50% and revenue to decline similarly, depending on sales price. As we move away from crude oil based feedstock, our production of energy co-products will be minimal, if at all, and our chemical co-product production will decline.

Feedstocks and operating costs declined as we utilized more NGL based feedstock and the prices for those feedstocks also declined. Industry average butane prices declined by 15% and industry average ethane/propane, or EP mix, prices declined by 25%. Operating costs increased primarily due to maintenance spending related to the Corunna revamp project.
Operating profit decreased primarily due to a decrease in margins as the sales prices for ethylene and co-products declined more than feedstock costs.
2012 Versus 2011
Revenue increased slightly due to higher sales volume of ethylene and co-products, offset somewhat by decreased sales prices for some products. For example, industry average propylene prices declined by 20% year-over-year.
Feedstocks and operating costs were essentially flat year over year as feedstock costs declined slightly and were offset somewhat by increased operating costs and depreciation. WTI crude oil prices declined by 1% year-over-year. Operating costs were higher in 2012 due to several reasons, including the 17 day unplanned shutdown of the Corunna cracker in the fall.
Operating profit increased primarily due to an increase in margins as feedstock costs declined more than sales prices, along with an increase in sales volume. In addition, in June 2012, we began to utilize EP mix, the cost of which was less than the feedstocks it replaced.
Polyethylene

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Revenue	$2,494	$2,094	$2,182
Feedstock and operating costs	$2,153	$2,092	$2,125
Operating profit (loss)(2)	$276	$(63)	$29

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our annual audited consolidated financial statements.

(2)	See Supplemental Measures.
2013 Versus 2012
Revenue increased primarily due to higher sales prices and record sales volumes. The industry average PE sales price was approximately 7% higher, and our sales volume was approximately 11% higher than in 2012. In 2013, we sold a record volume of polyethylene, exceeding our prior best year, set in 2008, by 4%.
Feedstock and operating costs increased in 2013 primarily due to higher production volumes, somewhat offset by lower ethylene and other raw material costs. The industry average prices for ethylene was 2% lower in 2013 compared to 2012.
Operating profit (loss) increased significantly primarily due to higher margins and record sales volumes.
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
We filed an initial insurance claim for business interruption and property damage that may offset a portion of our financial losses resulting from the unplanned outage. During 2013, we received interim claim payments for business interruption coverage totaling $15 million.
2012 Versus 2011
Revenue decreased primarily due to lower sales prices, offset slightly by increased sales volumes. The industry average PE sales price was approximately 2% lower, but our sales volume was approximately 2% higher.
Feedstock and operating costs decreased as raw material prices were lower in 2012 compared to 2011. In 2012, average industry ethylene prices declined by 11% compared to 2011.
Operating profit (loss) decreased, resulting in a loss in 2012, which was primarily due to lower margins resulting from sales prices that fell more than feedstock costs.

Performance Styrenics Segment

Performance Styrenics Financial Highlights From Continuing Operations
	Year Ended December 31
(millions of U.S. dollars, except as noted)	2013	2012	2011
Revenue	$314	$357	$327
Feedstock and operating costs	$297	$335	$307
Operating profit(1)	$5	$9	$7
Sales volumes (millions of pounds)	265	257	255

(1)	See Supplemental Measures.

Performance Styrenics Average Benchmark Prices
	2013				Annual	Annual	Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2013	2012	2011
Benchmark Prices:(1)
Styrene(2)	$0.86	$0.82	$0.83	$0.82	$0.83	$0.77	$0.72
EPS(2)	$1.14	$1.10	$1.10	$1.12	$1.12	$1.09	$1.02
Benzene(2) (dollars per gallon)	$4.88	$4.42	$4.21	$4.32	$4.46	$4.33	$3.84

(1)	Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)	Source: IHS Chemical Contract Market.
Discussion of Financial Results of Performance Styrenics Segment
2013 Versus 2012
Revenue decreased primarily due to a change in the pricing mechanism used for certain third-party styrene monomer sales, somewhat offset by higher EPS sales prices and sales volume. The industry average EPS price was 3% higher in 2013, based primarily on higher raw material costs. In 2013, our Painesville EPS facility produced and sold record volumes.
Feedstock and operating costs were lower primarily due to the change in pricing mechanism used for certain third-party styrene monomer sales, somewhat offset by higher raw material costs and sales volume. The industry average benzene price increased by 3% and the industry average styrene price increased by 8%. Operating costs increased due to higher maintenance and general operating expenses.
Operating profit decreased slightly primarily due to lower margins and higher operating costs.
2012 Versus 2011
Revenue increased primarily due to higher sales prices in 2012. The industry average EPS price was 7% higher in 2012, based primarily on higher raw material costs.
Feedstock and operating costs were higher in 2012 compared to 2011 primarily due to higher feedstock costs. The industry average styrene monomer price was 7% higher in 2012, primarily due to increased benzene costs that rose 13% in 2012 versus 2011.
Operating profit increased primarily due to increased margins, as sales prices rose slightly more than feedstock costs.
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

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Corporate operating costs	$(173)	$(132)	$(116)
Impairment charges and other asset write-offs	(43)	(21)	(6)
Mark-to-market feedstock derivatives	(4)	(1)	2
Foreign exchange gain	3	3	—
Depreciation and amortization	(7)	(11)	(9)
Operating loss	$(224)	$(162)	$(129)

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our annual audited consolidated financial statements.
2013 Versus 2012 - Corporate operating costs
Corporate operating costs increased in 2013 as compared to 2012, primarily due to an increase in compensation related costs, partially offset by a reversal of a decommissioning provision in 2012 that was determined to be the obligation of a third party. Compensation costs increased primarily due to strong operating results and increased payments under the long-term compensation plan that was introduced after the IPIC acquisition.
2012 Versus 2011 - Corporate operating costs
Corporate operating costs increased in 2012 as compared to 2011, primarily due to an increase in compensation related costs.
Impairment charges and other asset write-offs
In 2013, impairment charges consisted of $7 million related to assets within our Performance Styrenics segment and $5 million related to the Corunna Crude Refinery Unit which was based on our decision to cease production at the Corunna Crude Refinery Unit after the Corunna cracker begins to utilize up to 100% NGLs, which we expect to occur by mid-year 2014.
During 2013, we decided to reorder our future Ontario NOVA 2020 growth projects and extend the time horizon, opting to first consider implementing smaller cost-effective expansions or upgrades of the existing facilities. The decision on whether to build a second Advanced SCLAIRTECH technology facility along with a larger expansion of our Corunna facility will be delayed for at least a few years. As a result, capitalized assets related to the delayed projects totaling $31 million were written-off.
In 2012, impairment charges consisted of a $9 million charge related to assets within our Performance Styrenics segment and a $12 million charge related an intangible license in our Polyethylene segment as a result of our decision to cease active promotion of licensing our SCLAIRTECH technology.
In 2011, impairment charges of $6 million related to assets within our Performance Styrenics segment.
Mark-to-market feedstock derivatives
At December 31, 2013, we had no open feedstock derivative positions. During 2012, we locked in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that ended in 2012. During 2012, we also entered into trades for a small volume of our EP mix feedstock that extended to mid-2013. These positions partly locked-in at a fixed price and partly a fixed spread to the U.S. Gulf Coast price benchmark. From time-to-time, our portfolio also includes trades to re-price excess feedstock inventory (excluding ethane), and lock-in at a fixed price, small volumes of our winter natural gas requirements. The gain or loss resulting from changes in the market value of these derivatives is recorded through profit and loss each period. We classify mark-to-market adjustments on feedstock derivative positions as Corporate items, as they are non-cash items and are not relevant in measuring business performance. Once positions are realized, any income effects are recorded in business results.
Changes in the forward positions and commodity prices drove the mark-to-market change in 2013 as compared to 2012 and 2012 as compared to 2011.
Other Losses, Net
In 2013, 2012 and 2011, we recognized losses of $16 million, $9 million and $20 million, respectively, related to patent litigation. See Notes 18 and 21 in the annual audited consolidated financial statements.

Discontinued Operations
INEOS NOVA Joint Venture
On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to INEOS. INEOS NOVA manufactured and sold styrene and solid polystyrene in North America and solid polystyrene and EPS in Europe. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities.
At closing, we received approximately $65 million (€47 million). During 2011, we finalized estimates for all but one of the remaining pension liabilities and paid INEOS a net of $10 million, resulting in net proceeds on the sale totaling $55 million in 2011. This amount did not represent our final net proceeds from the sale, because one of the pension liabilities, which was estimated as of closing, had not been finalized. We recognized a loss on the sale of $1 million during 2011. We received regulatory approval in April 2012 to finalize the remaining pension liability, paid INEOS $2 million and recorded an additional loss on the sale of $1 million during 2012.
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
Associated results of operations and cash flows are separately reported as discontinued operations for the years ended December 31, 2012 and 2011.
Summarized financial information for our 50% share of the INEOS NOVA joint venture ("INJV") and SYNTHEON is shown below:

	Year Ended December 31
(millions of U.S. dollars)	2012			2011
	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Revenues	$—	$25	$25	$—	$20	$20

(Loss) profit from discontinued operations, before tax	$—	$(12)	$(12)	$22	$(13)	$9
Loss on disposal, before tax	(1)	(1)	(2)	(1)	—	(1)
Income tax (expense) recovery	—	—	—	(4)	3	(1)
(Loss) profit from discontinued operations, net of tax	$(1)	$(13)	$(14)	$17	$(10)	$7

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

Reconciliation of operating profit from continuing operations to profit from continuing operations
	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Operating profit from continuing operations	$905	$842	$996
Finance costs, net	(120)	(134)	(166)
Other losses, net	(16)	(11)	(18)
Income tax expense	(111)	(152)	(212)
Profit from continuing operations	$658	$545	$600
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our annual audited consolidated financial statements.
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
Liquidity
We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. As of December 31, 2013, our total liquidity was $1,379 million (December 31, 2012 - $1,197 million). Our future liquidity is dependent on many factors such as cash generated from ongoing operations and the availability of existing credit facilities and of other potential sources of financing.
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
On September 20, 2013, our $40 million bilateral credit facility expired undrawn.
On July 30, 2013, we issued $500 million 5.25% senior notes due 2023. The net proceeds of the offering were used primarily to purchase or redeem all of our $350 million 8.375% senior notes due 2016 and pay related transaction fees and expenses. The remainder was used for general corporate purposes.
In March 2013, we repaid our $100 million 7.875% debentures due 2025 early, using cash-on-hand.
On October 25, 2012, we repaid our $400 million floating rate notes due November 2013 early using cash-on-hand.
On January 17, 2012, we repaid our $400 million 6.5% notes using cash-on-hand.
Credit Facilities
At December 31, 2013, we have two revolving credit facilities totaling $525 million:

•
$425 million senior secured revolving credit facility provided by a syndicate of lenders, which we amended and restated in 2013 to extend the maturity date one year to December 17, 2017. As of December 31, 2013, we utilized $19 million; and

•	$100 million unsecured bilateral credit facility, which is undrawn and expires on September 20, 2015.
At December 31, 2012, we had three revolving credit facilities totaling $565 million:

•
$425 million senior secured revolving credit facility provided by a syndicate of lenders which we amended during 2012 to extend the maturity date one year to December 17, 2016. As of December 31, 2012, we utilized $21 million;

•	$40 million unsecured bilateral credit facility, which was undrawn and expired on September 20, 2013; and

•	$100 million unsecured bilateral credit facility, which was undrawn and expires on September 20, 2015.
Standby Letter of Credit Facility
On November 19, 2010, we entered into an uncommitted revolving standby letter of credit and/or guarantee facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility. During 2011, we increased the size of the facility from $60 million to $125 million. The facility is supported by an account performance security guarantee issued by Export Development Canada. The facility is only available for issuance of standby letters of credit (and/or guarantees) by the bank on our behalf. As of December 31, 2013, we utilized $79 million (December 31, 2012 - $80 million) of this facility. This facility is not included in our liquidity calculation.
Accounts Receivable Securitization Programs
We engage in accounts receivable securitization programs to obtain lower financing rates than those available from other sources. One of our securitization programs involves the use of a wholly owned subsidiary (formerly referred to as a special purpose entity). In that program, we sell certain trade accounts receivable to the subsidiary, which then sells interests in such receivables to a purchaser. Under IAS 39, Financial Instruments, the receivables transferred to financial counterparties do not meet the derecognition criteria, therefore, the funded amounts under the programs are recognized as a secured financing and included in long-term debt on the consolidated statements of financial position.
In January 2014, we amended our U.S. accounts receivable securitization program to extend the term three years to January 30, 2017.

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
The amount funded and the maximum funding availability at the end of each reporting period is as follows:

(millions of U.S. dollars, unless otherwise noted)	December 31 2013	December 31 2012
Amount funded at end of year	$—	$—
Maximum funding availability	$225	$225
Financial Covenants
Our senior secured revolving credit facility and our accounts receivable securitization programs are governed by the following financial covenants, which require quarterly compliance:

•	a maximum senior debt-to-cash flow ratio of 3:1, computed on a rolling 12 month basis; and

•	a debt-to-capitalization ratio not to exceed 60%.
The table below shows our actual financial covenant ratios as of the end of each quarter during 2013.

	March 31 2013	June 30 2013	September 30 2013	December 31 2013
Senior debt-to-cash flow ratio	0.02	0.02	0.02	0.01
Debt-to-capitalization ratio	7.3%	5.8%	3.8%	(0.3)%
See Supplemental Measures for a discussion of the computations used to calculate these financial ratios.
We expect to be in compliance with the financial covenants over the next 12 month period.
Current Debt Maturities or Redemptions
As of December 31, 2013, we had $2 million of debt scheduled to mature in 2014.
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

Cash Flows
The following is a summary of cash flows:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Profit before tax from continuing operations	$769	$697	$812
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	315	300	271
Unrealized loss (gain) on derivatives	4	1	(2)
Unrealized foreign exchange (gain) loss	(6)	1	—
Other losses, net	—	—	1
Impairment charges and other asset write-offs	43	21	6
Movements in provisions and pensions	(81)	(143)	(16)
Finance costs, net	120	134	161
Funds from continuing operations	1,164	1,011	1,233
Interest received	1	5	3
Income tax paid, net of refunds	(168)	(185)	(145)
Operating working capital and other	(43)	324	(128)
Cash provided by operating activities from continuing operations	954	1,155	963
Cash used in operating activities from discontinued operations	—	(9)	(13)

Proceeds from sale of property, plant and equipment	2	—	1
Proceeds (payments) from sale of investments in joint ventures and other businesses	5	(2)	55
Capital expenditures, turnaround costs, and capitalized interest	(535)	(320)	(238)
Purchase of available for sale investments	(27)	—	—
Proceeds from sale/dissolution of available for sale investments	12	—	5
Repayment of note receivable	—	46	—
Intangible asset additions	(2)	(6)	(2)
Cash used in investing activities from continuing operations	(545)	(282)	(179)
Cash using in investing activities from discontinued operations	—	—	(1)

Long-term debt additions	493	—	—
Long-term debt repayments	(452)	(801)	(10)
(Decrease) increase in accounts receivable securitization funding	—	(182)	28
Distribution paid	(150)	(75)	—
Interest paid	(80)	(113)	(134)
Cash used in financing activities	(189)	(1,171)	(116)
Increase (decrease) in cash and cash equivalents	220	(307)	654
Cash and cash equivalents, beginning of year	653	960	306
Cash and cash equivalents, end of year	$873	$653	$960

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our annual audited consolidated financial statements.
Inflows and Outflows of Cash from Continuing Operations
We expect our working capital will be sufficient for our requirements for at least the next 12 months.
In 2013, we generated $1,164 million in funds from continuing operations. This includes movements in provisions and pensions, of which $80 million related to changes in our defined benefit pension and post-retirement plans and reduced funds from continuing operations. During the year, working capital increased by $43 million due to increases in accounts receivable and inventory, offset somewhat by an increase in accounts payable. The increase in accounts receivable was primarily due to increased polyethylene prices in 2013 as compared to 2012 and higher sales volumes in all segments, with record sales of polyethylene and Corunna produced ethylene in 2013. Inventory and accounts payable increased primarily due to favorable raw material purchases and accounts payable also increased somewhat due to increased spending on NOVA 2020 project work. Our capital expenditures increased in 2013 to $487 million due to increased spending on our NOVA 2020 growth plan, as the Corunna revamp project neared completion and the PE1 expansion project began the construction phase. Turnaround expenses in 2013 were $48 million. In July 2013, we issued $500 million 5.25% senior notes due 2023 and received net proceeds of $493 million. The net proceeds of the offering were used to redeem all of our $350 million 8.375% senior notes due 2016 and pay related transaction fees and expenses. In March 2013, we repaid early our $100 million 7.875% debentures due 2025 using cash-on-hand. We also paid a distribution to our shareholder of $150 million in 2013. The net increase in cash and cash equivalents for the year was $220 million.
In 2012, we generated $1,011 million in funds from continuing operations. This includes movements in provisions and pensions which consisted of $77 million paid in connection with U.S. patent litigation, discussed below, and changes in our defined benefit pension and post-retirement plans of $64 million which also reduced funds from continuing operations. During the year, working capital decreased by $324 million due to decreases in accounts receivable and inventory, an increase in accounts payable and the release of restricted cash. The decrease in inventory was primarily due to lower prices and lower finished goods volumes. The decrease in accounts receivable was primarily due to lower sales volumes at the end of 2012 as compared to the end of 2011. The increase in accounts payable was primarily due to changes to credit terms on purchases of some raw materials. The change in working capital also includes the release of cash collateral of $85 million posted to secure a bond pending the outcome of our appeal of the Dow Chemical U.S. patent litigation, which was reported as restricted cash on the consolidated statements of financial position in 2011 and 2010, see "Item 8. — Financial Information." The judgment payment was approximately $77 million and reduced funds from continuing operations. Our capital expenditures increased in 2012 to $269 million as the NOVA 2020 project work increased and turnarounds were $51 million. We received proceeds of $46 million from a note receivable from INEOS, repaid $800 million of senior notes using cash-on-hand, and repaid the drawn amounts on our accounts receivable securitization programs, consuming $182 million of cash. We also paid a distribution to our shareholder of $75 million in 2012. The net reduction in cash and cash equivalents for the year was $307 million.
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
Cash Distributions
In the first quarter of 2013, our Board of Directors approved a $150 million distribution to our shareholder related to the 2012 financial year, which was paid in April 2013. We expect that we will pay a distribution to our shareholder in 2014 for the 2013 financial year in an amount at least equal to the distribution paid for the 2012 financial year.
In March 2012, we paid a distribution to our shareholder of $75 million for the 2011 financial year which was approved by our Board of Directors in the fourth quarter of 2011.
Commitments
We have various contractual cash obligations, including long-term debt repayments and associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. The obligations in the table below due in 2014 are expected to be paid for using cash-on-hand and cash flow from continuing operations.

Contractual Cash Obligations
	Payments Due By Period
(millions of U.S. dollars)	Total	2014	2015 to 2016	2017 to 2018	2019 and after
Long-term debt(1)	$875	$2	$4	$4	$865
Interest payments(2)	489	78	142	123	146
Contributions to defined benefit plans(3)	100	100	—	—	—
Contributions to defined contribution plans(3)	24	24	—	—	—
Operating leases(4)	333	43	78	69	143
Purchase obligations: feedstocks(5)	12,366	1,454	2,235	1,999	6,678
Purchase obligations: capital projects(6)	561	388	171	2	—
Total contractual cash obligations	$14,748	$2,089	$2,630	$2,197	$7,832

(1)	Includes current portion.

(2)	Interest payments were calculated using interest rates that were in effect as of December 31, 2013.

(3)	Estimated for 2014.

(4)	Includes property, railcar and other equipment leasing commitments.

(5)	Raw material agreements are typically market-based. Obligations have been calculated using current pricing.

(6)	Includes commitments for capital projects including $507 million relating to NOVA 2020 growth projects.

Off-Balance Sheet Arrangements
Our off-balance sheet arrangements consist of letters of credit and other guarantees entered into in the ordinary course of business. See Note 21 of our annual audited consolidated financial statements for additional information.
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
Commodity price risk
We use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, NGLs (other than ethane) and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to our hedging policy. We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes.
Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our feedstock inventory against changes in the market price. At inception of a hedging relationship, we document the relationship between the hedging instrument and the hedged item, our risk management objective and our strategy for undertaking the hedge. We also require a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within feedstock and operating costs in the consolidated income statement. As of December 31, 2013, and 2012, we had no outstanding commodity-based derivatives designated as hedges.
In addition we utilize options, swaps and futures instruments as economic hedges of commodity price exposures, but they either do not meet the hedge accounting criteria of IAS 39 or are not designated as qualifying hedges. Gains and losses on commodity-based derivatives are included in feedstock and operating costs in the consolidated income statement.

As of December 31, 2013, there were no outstanding derivative contracts for crude oil that are not designated or do not qualify for hedge accounting. The notional volume and fair value of outstanding derivative contracts for crude oil that are not designated or do not qualify for hedge accounting as of December 31, 2012 are as follows:

(millions of U.S. dollars, except as noted)	December 31 2012
Notional volume — mm bbls	0.2
Weighted-average price per bbl	$88.76
Fair value	$—
Term to maturity — months	1-2
As of December 31, 2013, there were no outstanding derivative contracts for EP mix that are not designated or do not qualify for hedge accounting. The notional volume and fair value of outstanding derivative contracts for ethane/propane mix that are not designated or do not qualify for hedge accounting as of December 31, 2012 are as follows:

(millions of U.S. dollars, except as noted)	December 31 2012
Notional volume — mm gallons	60.5
Weighted-average price per gallon	$0.30
Fair value	$4
Term to maturity — months	1-6
At December 31, 2013, we had no open feedstock derivative positions. In the past, we locked in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts, all of which were settled in 2012. At December 31, 2012, our portfolio of open positions included trades to re-price excess feedstock inventory, and a small volume of our EP mix feedstock which was partly locked in at a fixed price and partly a fixed spread to the U.S. Gulf Coast price benchmark. Changes in the forward positions and commodity prices drove the mark-to-market change in 2013 as compared to 2012. At December 31, 2012, each 10% change in the price of crude oil and EP mix would not have impacted the value of our derivative contracts. The sensitivity analysis of our commodity derivative contracts does not consider any adjustments for credit risk. There are no other items except as noted, that are excluded or partially excluded from this analysis. There have been no other changes in our market risk exposure or how this risk is managed.
A sensitivity analysis of our primary feedstocks, which does not include the commodity derivatives in the tables above, is included in Our Business section above.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affect our profit if such debt is measured at fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. We manage our interest rate risk by balancing our exposure to fixed and variable rates while attempting to minimize our interest costs. At December 31, 2013 and 2012, we had no variable rate, long-term debt and therefore have no exposure or sensitivity to changes in market interest rates.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.    Directors and Senior Management
The following tables list the names, ages as of December 31, 2013 and positions of the individuals who serve as the directors and senior management of NOVA Chemicals, along with the date that each individual was elected or appointed. The members of senior management comprise the NOVA Management Board (the “NMB”), which is the governing body composed of NOVA Chemicals' most senior officers.

Name	Age	Title	Date First Elected or Appointed a Director or Member of Senior Management
Directors
His Excellency Khadem Al Qubaisi	42	Chairman of the Board	January 1, 2011
Mohamed Al Mehairi(1)(2)	38	Director, Chair of the Remuneration Committee	July 6, 2009
Mohamed Al-Husseiny	51	Director	September 7, 2012
Mark Garrett(2)	51	Director	November 10, 2009
Stephen Soules(1)	61	Director, Chair of the Audit Committee	December 1, 2010
Georg Thoma(1)(2)	69	Director	July 6, 2009
Randy Woelfel	58	Director	November 10, 2009

NOVA Management Board
Randy Woelfel	58	Chief Executive Officer	November 16, 2009
Todd Karran	49	Senior Vice President and Chief Financial Officer	November 16, 2009
Chris Bezaire	48	Senior Vice President, Polyethylene	January 1, 2011
William Greene	59	Senior Vice President, Operations	December 15, 2009
Grant Thomson	59	Senior Vice President and President, Olefins and Feedstocks	December 15, 2009

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration Committee.
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
His Excellency Khadem Al Qubaisi is the Managing Director of IPIC, a position he has held since May 2007. In addition to his role as Chairman of NOVA Chemicals' Board of Directors, he chairs the boards of various international companies involved in the oil and gas and petrochemical industries, including CEPSA (Compañía Española de Petróleos, S.A.U.) and Coastal Energy. Mr. Al Qubaisi also serves as the Chairman of the Board of Aabar Investments PJS, Arabtec Holding PJSC, Abu Dhabi National Takaful Co, Bahrain's First Energy Bank, and as a member of the Board of Directors of the Abu Dhabi National Chemicals Company (ChemaWEyaat) and the Emirates Investment Authority.
Mohamed Al Mehairi is the Director of the Investment Department of IPIC. He is also Vice-Chairman of Pak-Arab Refinery Limited, as well as member of the Board of Directors of COSMO Oil Co, Ltd, Borealis AG and Aabar Investments PJS.
Mohamed Al-Husseiny is a director and the Chief Executive Officer of Aabar Investments PJS, a position he has held since 2009. He is also a director of CEPSA.
Mark Garrett has served as Chief Executive Officer and Chairman of the Executive Board of Borealis AG since 2007. He has enjoyed a long career in the chemical industry starting with Ciba-Geigy, then DuPont and finally Ciba Specialty Chemicals Inc.

where he was Executive Vice President Water and Paper Treatment and a member of the Executive Committee before joining Borealis.
Stephen Soules has been active in the Canadian energy, technology and oil and gas sectors for decades and currently serves as President, Chief Executive Officer and a director of Synchronicity Energy Inc. Prior to co-founding Synchronicity, Mr. Soules co-led the raising of private equity financing to found Canbriam Energy where he served as Executive Vice President, Chief Financial Officer and Director.
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
Grant Thomson has served as Senior Vice President and President, Olefins & Feedstock of NOVA Chemicals since December 2009. Mr. Thomson has held various leadership roles since joining NOVA Chemicals in 1989, after working at PolyNOVA, Poco Petroleums Ltd., and Thorne Riddell for nine years.
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
The aggregate compensation paid by us to members of the NMB for the year ended December 31, 2013 amounted to approximately $11 million. As a New Brunswick corporation that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, NOVA Chemicals is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. NOVA Chemicals does not publicly disclose individual compensation information in Canada or elsewhere.
In addition, the total amounts set aside or accrued by us in 2013 to provide pension, retirement or similar benefits to members of the NMB amounted to approximately $5 million.

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
Long-Term Incentives
Each member of the NMB participates in NOVA Chemicals' cash-based, long-term incentive plan (the “LTIP”). The LTIP includes a performance measure of return on average capital employed, which measures the efficiency and profitability of NOVA Chemicals' capital investments. Incentive awards under the LTIP vest as to one-third per year commencing on the date of the release of NOVA Chemicals' annual audited financial statements for the performance year and are paid as soon as practicable after vesting but no later than December 31 of the year of vesting.
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
U.S. Defined Contribution Program (the “U.S. Savings Plan”)
U.S. salaried employees participate in the U.S. Savings Plan, which was redesigned when the U.S. defined benefit pension plan was frozen. Effective January 1, 2008, NOVA Chemicals makes contributions to each U.S. employee's account of 3% of total pay and matching contributions of up to 6% of total pay for a contribution of up to 9% of total pay. Total pay includes base salary and annual incentive compensation awards but does not include long-term incentive awards under the LTIP. In addition, employees may make voluntary employee contributions to the plan up to the legislated maximum amount for employee contributions. All members of the NMB, other than Mr. Thomson who resides in Canada, participated in the U.S. Savings Plan in 2013.
Canadian Defined Contribution SERP and U.S. Restoration Plan
NOVA Chemicals' defined contribution programs are also subject to maximum annual contributions under the Income Tax Act and the IRC. NOVA Chemicals has adopted a SERP in Canada and a Restoration Plan in the U.S. to provide a mechanism to continue defined contributions for employees who exceed the legislated maximums. The Canadian SERP provides a notional account for contributions or conversion amounts that exceed the legislated maximums. The accounts are credited with earnings equivalent to the earnings of the balanced fund that is offered as an investment under the Canadian defined contribution program. Mr. Karran has a notional defined contribution account under the Canadian SERP. In the U.S., when legislated maximums are exceeded, excess basic contributions are made to the Restoration Plan by NOVA Chemicals. In addition, participants may elect, prior to each performance year, to make voluntary employee contributions to the Restoration Plan by deferrals of a percentage of their base salary and/or incentive compensation award. If an eligible employee elects to make voluntary contributions, NOVA Chemicals matching contributions are made to the Restoration Plan after legislated maximums are exceeded. All of members of the NMB, other than Mr. Thomson who resides in Canada, participated in the Restoration Plan in 2013.
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
Directors' Indemnity Payments
We have entered into indemnity agreements with NOVA Chemicals directors that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors. See Item "7.B. RELATED PARTY TRANSACTIONS." No indemnity payments were made to directors in 2013.
6.C.    Board Practices
Board of Directors
The Board currently consists of seven members. Directors are elected annually and serve until their successors are elected or appointed, they resign, they are removed from office or their office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the Business Corporations Act (New Brunswick). Each of the directors has served in his respective capacity since his election; see the tables above in Item 6.A. for the period during which each director and member of the NMB has served in that office.
Directors' Service Contracts
There are no director service contracts between us and our directors providing for benefits upon termination of Board service, other than an employment agreement with Mr. Woelfel.
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
Remuneration Committee
Chairman: Mohamed Al Mehairi
Other Members: Mark Garrett and Georg Thoma
The Remuneration Committee of the Board is responsible for overseeing our policies and practices with respect to human resources. In this regard, the Remuneration Committee reviews and considers terms of employment, including succession planning and matters of compensation. This Committee recommends to the Board the goals and objectives used to determine executive leadership compensation, and evaluates the NMB's performance. For additional information relating to the compensation of our senior executives in 2013, see "Item 6.B. — Compensation."
6.D.    Employees
As of December 31, 2013, we employed approximately 2,600 full-time employees globally.
We have collective bargaining agreements with various unions, covering approximately 300, or 12%, of the approximately 2,570 North American employees, at certain plants located in Ontario and Pennsylvania. A collective bargaining agreement involving approximately 200 employees at our olefins plant in Corunna, Ontario, was re-negotiated in 2013 with an expiration date of March 31, 2016. A collective bargaining agreement involving approximately 100 employees at the polystyrene plant at the Beaver Valley site in Monaca, Pennsylvania, was re-negotiated in 2012 with an expiration date of March 14, 2015. We engage in continuous dialogue with the unions to address current issues and proactively address potential bargaining items.
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
Director Indemnity Agreements
We have indemnity agreements with each of our directors containing provisions that may require us, and from time to time certain of our affiliates, to, among other things, indemnify such directors against certain liabilities that may arise by reason of their status or service as our directors, and obtain the approval of a court, if required, to meet such indemnity obligations. The directors are entitled to reimbursement for time spent responding to or testifying in connection with any proceedings involving us, tax gross-up payments to the extent such directors are not entitled to certain tax deductions related to the indemnification payments, and reimbursement of their expenses incurred as a result of any proceeding against them as to which they could be indemnified, provided that any expenses not actually incurred shall be repaid. The right to indemnification will only apply where the director acted honestly and in good faith with a view to our best interest and, in the case of a criminal or administrative action, had reasonable grounds for believing that his conduct was lawful. The indemnity agreements further provide that we shall be the indemnitor of first resort and that we are required to advance the full amount of expenses incurred by the directors.
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
In 2005, The Dow Chemical Company ("Dow Chemical") filed suit against us in the Federal District Court in Delaware alleging that certain grades of our SURPASS polyethylene film resins infringe two Dow Chemical patents. In 2010, a jury trial took place and a judgment of infringement against NOVA Chemicals was entered on June 18, 2010. Dow Chemical was awarded certain amounts for damages and pre-judgment interest. In 2012, after unsuccessful appeals, NOVA Chemicals paid Dow Chemical approximately $77 million. A Supplemental Damages Bench Trial was held on April 30, 2013 and May 1, 2013 to determine any additional damages that should be awarded to Dow Chemical based on sales of certain grades of NOVA Chemicals’ SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011. All post-trial briefs have been filed, and we are awaiting a decision.
In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent. We filed our statement of defense and counterclaim in March 2011. A trial on the infringement issue commenced in September 2013 and concluded in November 2013. A decision is expected in 2014. If necessary, a subsequent trial to determine damages will be held at a future date. It is too early for us to assess the potential outcome of this litigation, including any financial impact.
A claim was filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate (collectively, "Dow") concerning the third ethylene plant at our Joffre site. Dow has amended its initial statement of claim and has claimed for further losses and damages in an amount to be proven at trial of this action. In its most recent amendment, Dow estimates its claim at an amount exceeding $400 million. We initially counterclaimed in the same action. We also amended our statement of defense and counterclaim. The amount of our counterclaim is estimated in our most recent amendment at approximately $350 million. A trial is currently scheduled to commence in September 2014.
Dividend Policy
We do not have a formal dividend policy with respect to our common shares, which are our only issued and outstanding class of equity. In March 2013, our Board of Directors approved a $150 million distribution for the 2012 financial year, which was paid to our sole shareholder on April 15, 2013. The distribution occurred by a reduction of our stated capital account maintained for our common shares. Dividends or distributions will be declared subject to the requirements of the Business Corporations Act (New Brunswick), and paid as permitted by our senior secured revolving credit facility. We expect that we will pay a distribution to our shareholder in 2014 for the 2013 financial year in an amount at least equal to the distribution paid for the 2012 financial year.
8.B.    Significant Changes
Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2013.

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
The Act provides that a director who is materially interested in a contract may not vote on any resolution to approve the contract unless the contract is (i) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of us or an affiliate, (ii) one that relates primarily to the director's remuneration as a director, officer, employee or agent of the Corporation or an affiliate, (iii) for indemnity or insurance for the director against liability incurred by the director acting in his or her capacity as director, or (iv) with an affiliate.
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
10.C.    Material Contracts
On December 13, 2013, we executed an amendment and restatement of our $425 million senior secured revolving credit facility to, among other things, extend the maturity date from December 17, 2016 to December 17, 2017.
On July 30, 2013, we entered into an Indenture with U.S. Bank National Association, as trustee, governing the issuance of our 5.25% Senior Notes due 2023.
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
10.I.    Subsidiary Information
Not Applicable
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Audit Committee of our Board and our senior management regularly review foreign exchange, interest rate and commodity hedging activity and monitor compliance with the our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See "Item 5 — Operating and Financial Review and Prospects" and Note 23 in our annual audited consolidated Financial Statements contained in this annual report on Form 20-F for quantitative and qualitative disclosure of market risk.

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
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable
ITEM 15.    CONTROLS AND PROCEDURES
(a)   Disclosure Controls and Procedures
Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2013, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
(b)   Management's Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.
Management has used the 1992 Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of our internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
Management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2013, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in our internal control over financial reporting that have been identified by management.
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

ITEM 16B.    CODE OF ETHICS
We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. You can view our Code of Ethics for CEO and Senior Financial Officers on the Governance page on our website at http://www.novachem.com/Pages/company/governance.aspx.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following fees were billed to us by Ernst & Young LLP and approved by our Audit Committee during the prior two years:

(U.S. dollars)	2013	2012
Audit Fees	$1,943,089	$2,240,511
Audit-Related Fees	198,582	297,860
Tax Fees	130,789	87,368
Total Fees	$2,272,460	$2,625,739
Audit fees include fees for the audit of our annual audited consolidated financial statements, statutory audits of subsidiaries, and review of certain quarterly reports. Fee amounts are based on invoices relating to the respective year-end audits that have been received and those expected to be billed.
Audit-related fees include fees for services that are related to the audit of our annual audited consolidated financial statements. These services include comfort letters in connection with debt offerings, non-statutory audits of subsidiaries and affiliates, and consultation on other accounting and disclosure matters.
Tax fees include fees for advice on tax-related matters.
Our Audit Committee approves all fees paid to the external auditors. In addition, in accordance with applicable rules regarding audit committees, the Audit Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2013 the Audit Committee has concluded that it does not.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable
ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not Applicable
ITEM 16G.    CORPORATE GOVERNANCE
Not Applicable
ITEM 16H.    MINE SAFETY DISCLOSURE
Not Applicable
PART III
ITEM 17.    FINANCIAL STATEMENTS
Not Applicable
ITEM 18.    FINANCIAL STATEMENTS
Our annual audited consolidated financial statements for the fiscal year ending December 31, 2013, including the notes thereto and together with auditor's report thereon, are included in this annual report beginning on page F-1.

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

2.2	*	First Supplemental Indenture, dated as of July 30, 2013, to Indenture, dated as of October 16, 2009, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee.
2.3	*	Indenture, dated as of July 30, 2013, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee in respect of the 5.25% Senior Notes due 2023.
4.1	*
Restated Credit Agreement, dated as of December 13, 2013 among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent, and the lenders from time to time party thereto.

4.2		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and Directors(3)
7.1	*	Computation of Ratio of Earnings to Fixed Charges
8.1	*	List of Subsidiaries
12.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*
Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference from the Report on Form 6-K of NOVA Chemicals Corporation filed on August 6, 2009.

(2)	Incorporated by reference from Exhibit 4.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915 filed on December 21, 2009.

(3)	Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915 filed on December 21, 2009.
* Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA CHEMICALS CORPORATION

By:	/s/ TODD D. KARRAN
Name: Todd D. Karran Title: Senior Vice President and Chief Financial Officer
Date: February 26, 2014

F-i

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDER OF NOVA CHEMICALS CORPORATION
We have audited the accompanying consolidated financial statements of NOVA Chemicals Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 and a summary of significant accounting policies and other explanatory information.
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
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Chartered Accountants
Calgary, Canada
February 26, 2014

Consolidated Income Statements
		Year Ended December 31
(millions of U.S. dollars)	Notes	2013	2012	2011
			Restated (1)	Restated (1)
Revenue		$5,278	$5,055	$5,241

Feedstock and operating costs		4,093	3,968	4,034
Research and development		49	45	41
Sales and marketing		30	31	29
General and administrative		201	169	141
		4,373	4,213	4,245
Operating profit from continuing operations		905	842	996

Finance costs, net	17	(120)	(134)	(166)
Other losses, net	18	(16)	(11)	(18)
		(136)	(145)	(184)
Profit before income taxes from continuing operations		769	697	812
Income tax expense	19	(111)	(152)	(212)
Profit from continuing operations		658	545	600
(Loss) profit from discontinued operations, net of tax	5	—	(14)	7
Profit		$658	$531	$607

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our consolidated financial statements.
Refer to the accompanying Notes to the Consolidated Financial Statements

Consolidated Statements of Comprehensive Income
		Year Ended December 31
(millions of U.S. dollars)	Notes	2013	2012	2011
			Restated (1)	Restated (1)
Profit		$658	$531	$607
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations from continuing operations		—	3	2
Exchange differences on translation of foreign operations from discontinued operations		—	—	(2)
Recycled to income statement on disposal of foreign operations		—	—	(5)
Net gain on available-for-sale investments		1	—	—
		1	3	(5)
Items that will not be reclassified to profit or loss:
Actuarial gains (losses) arising from employee benefit plan liabilities from continuing operations	20	188	(67)	(156)
Income tax effect	19	(35)	12	38
		153	(55)	(118)
Other comprehensive gain (loss)		154	(52)	(123)
Comprehensive income		$812	$479	$484

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our consolidated financial statements.
Refer to the accompanying Notes to the Consolidated Financial Statements

Consolidated Statements of Financial Position
(millions of U.S. dollars)	Notes	December 31 2013	December 31 2012
ASSETS
Current assets
Cash and cash equivalents		$873	$653
Trade and other receivables	6	539	458
Inventories	7	527	466
Income taxes receivable		18	51
Other current assets	8	40	48
		1,997	1,676
Intangible assets	9	372	400
Other non-current assets	10	54	39
Deferred tax asset	19	84	15
Property, plant and equipment	12	3,698	3,479
		$6,205	$5,609
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	13	$541	$433
Other current liabilities	14	132	100
Income taxes payable		35	28
Provisions	16	31	32
Long-term debt due within one year	15	2	3
		741	596
Long-term debt	15	860	791
Other non-current liabilities		48	55
Employee benefit plan liability	20	184	452
Provisions	16	110	106
Deferred tax liability	19	741	750
		2,684	2,750
EQUITY
Issued capital		636	786
Other components of equity		1	—
Retained earnings		2,884	2,073
		3,521	2,859
		$6,205	$5,609
Refer to the accompanying Notes to the Consolidated Financial Statements
On behalf of the Board of Directors:

/s/ Stephen Soules	/s/ Randy Woelfel
STEPHEN SOULES	RANDY WOELFEL
Chairman of the Audit Committee	Director

Consolidated Statements of Cash Flows
		Year Ended December 31
(millions of U.S. dollars)	Notes	2013	2012	2011
			Restated (1)	Restated (1)
OPERATING ACTIVITIES
Profit before tax		$769	$683	$819
Loss (profit) from discontinued operations, net of tax		—	14	(7)
Profit before tax from continuing operations		769	697	812
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization		315	300	271
Unrealized loss (gain) on derivatives	23	4	1	(2)
Unrealized foreign exchange (gain) loss		(6)	1	—
Other losses, net		—	—	1
Impairment charges and other asset write-offs	9, 12	43	21	6
Movements in provisions and pensions		(81)	(143)	(16)
Finance costs, net		120	134	161
		1,164	1,011	1,233
Working capital adjustments:
Trade and other receivables		(84)	54	(38)
Inventories		(63)	111	(124)
Other current assets		1	81	(24)
Trade and other payables		111	87	18
Other current liabilities		9	(6)	(17)
		(26)	327	(185)
Changes in other non-current assets and liabilities		(17)	(3)	57
		(43)	324	(128)
Interest received		1	5	3
Income tax paid, net of refunds		(168)	(185)	(145)
Cash provided by operating activities from continuing operations		954	1,155	963
Cash used in operating activities from discontinued operations		—	(9)	(13)
Cash provided by operating activities		954	1,146	950
INVESTING ACTIVITIES
Purchase of property, plant and equipment		(470)	(265)	(158)
Capitalized borrowing costs	12	(17)	(4)	—
Turnaround costs		(48)	(51)	(80)
Proceeds (payments) from sale of investments in joint ventures and other businesses		5	(2)	55
Purchase of intangible assets		(2)	(6)	(2)
Repayment of note receivable		—	46	—
Proceeds from sale of property, plant and equipment		2	—	1
Proceeds from sale/dissolution of available for sale investments		12	—	5
Purchase of available for sale investments		(27)	—	—
Cash used in investing activities from continuing operations		(545)	(282)	(179)
Cash used in investing activities from discontinued operations		—	—	(1)
Cash used in investing activities		(545)	(282)	(180)
FINANCING ACTIVITIES
Long-term debt additions	15	493	—	—
Long-term debt repayments		(452)	(801)	(10)
(Decrease) increase in accounts receivable securitization funding		—	(182)	28
Interest paid		(80)	(113)	(134)
Distribution paid	24	(150)	(75)	—
Cash used in financing activities		(189)	(1,171)	(116)
Increase (decrease) in cash and cash equivalents		220	(307)	654
Cash and cash equivalents, beginning of year		653	960	306
Cash and cash equivalents, end of year		$873	$653	$960

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our consolidated financial statements.
Refer to the accompanying Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Equity
(millions of U.S. dollars)	Notes	Issued capital(1)	Available for sale reserve	Foreign currency translation reserve	Retained earnings	Total equity
January 1, 2011		$861	$—	$2	$1,108	$1,971
Profit for the year - restated(2)		—	—	—	607	607
Other comprehensive loss - restated(2)		—	—	(5)	(118)	(123)
Total comprehensive (loss) income		—	—	(5)	489	484
Distribution	24	(75)	—	—	—	(75)
December 31, 2011		786	—	(3)	1,597	2,380
Profit for the year - restated(2)		—	—	—	531	531
Other comprehensive income (loss) - restated(2)		—	—	3	(55)	(52)
Total comprehensive income		—	—	3	476	479
December 31, 2012		786	—	—	2,073	2,859
Profit for the year		—	—	—	658	658
Other comprehensive income		—	1	—	153	154
Total comprehensive income		—	1	—	811	812
Distribution	24	(150)	—	—	—	(150)
December 31, 2013		$636	$1	$—	$2,884	$3,521

(1)
Unlimited number of authorized voting common shares without par value, non-voting first preferred shares and non-voting second preferred shares. At December 31, 2013, 2012 and 2011 there were 141,494,222 common shares issued and outstanding.

(2)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our consolidated financial statements.
Refer to the accompanying Notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in U.S. dollars, unless otherwise noted.)
1.  CORPORATE INFORMATION
These consolidated financial statements of NOVA Chemicals Corporation as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 were authorized for issue in accordance with a resolution adopted by our Board of Directors on February 26, 2014. NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5. Where used in these financial statements, "NOVA Chemicals" or "the Company" or "we" or "our" or "us" means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.
Our principal activities are described in Note 22. Information on our ultimate parent is presented in Note 24.
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
Basis of consolidation
These consolidated financial statements comprise the financial statements of NOVA Chemicals Corporation and our subsidiaries as at December 31, 2013.
Control is achieved when we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if and only if we have:

•	Power over the investee (i.e. existing rights that give us the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from our involvement with the investee, and

•	The ability to use our power over the investee to affect its returns
When we have less than a majority of the voting or similar rights of an investee, we consider all relevant facts and circumstances in assessing whether we have power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	Our voting rights and potential voting rights
We re-assess whether or not we control an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when we obtain control over the subsidiary and ceases when we lose control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date we gain control until the date we cease to control the subsidiary.
The financial statements of our subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. All intercompany balances and transactions are eliminated in full.
Summary of significant accounting policies
Investments in joint arrangements
We have interests in joint ventures and joint operations.
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Our investments in joint ventures are accounted for using the equity method. Under the equity method, investments in joint ventures are initially recognized in the consolidated statement of financial position at cost. The carrying amount of the investment is adjusted to recognize changes in our share of the net assets of the joint venture. Our consolidated income statement reflects our share of profit (loss) of joint ventures. Any change in our share of other comprehensive income ("OCI") of the investee is included in our OCI. In addition, when there has been a change recognized directly in the equity of the joint venture, we recognize our share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between us and our joint ventures are eliminated to the extent of our interest in the joint venture.

The aggregate of our share of profit (loss) of a joint venture is shown on the face of the consolidated income statement outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the joint venture.
After application of the equity method, we determine whether it is necessary to recognize an impairment loss on our investments in joint ventures. We determine at each reporting date whether there is any objective evidence that the joint venture investments are impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, then recognize the loss as share of profit (loss) of a joint venture in the consolidated income statement.
We also have interests in joint operations. Joint operations involve a contractual arrangement between parties that establish joint control (i.e. unanimous consent required by two or more parties). The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries and are described above. When it is determined that we have joint control, we recognize assets, liabilities, revenue and expenses in relation to our interest in the joint operation.
Foreign currency translation
Our consolidated financial statements are presented in U.S. dollars, which is also the functional currency of our U.S. and Canadian operations.
Transactions in foreign currencies are initially recorded by our subsidiaries and joint arrangements at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate on the reporting date and the translation gains and losses are recognized in the income statement, except for employee benefit plan liabilities for which the resulting gains or losses are reported in other comprehensive income. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.
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
The subsequent measurement of financial assets depends on their classification as follows:
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments we have entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in feedstock and operating costs in the income statement.
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
Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold the instrument to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs, net in the income statement. The losses arising from impairment are recognized in the income statement in finance costs, net. We did not have any held-to-maturity investments during the years ended December 31, 2013, 2012 and 2011.
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
When there is evidence of impairment of an available-for-sale financial asset that is other than temporary, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement, is removed from other comprehensive income and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairments are recognized directly in other comprehensive income. In the case of debt instruments classified as available-for-sale, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value less any impairment loss on that investment previously recognized in the income statements. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.
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
An analysis of fair values of financial instruments and further details as to how they are measured is provided in Note 23.
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
As of December 31, 2013 and 2012 and during the years then ended, we have not designated as hedging instruments, any of our derivative financial instruments.
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
Decommissioning provision
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
Legal provisions and contingent liabilities
We are involved in litigation from time-to-time in the ordinary course of business. Each quarter, we evaluate our litigation matters and review with our legal department and external counsel, the status of various outstanding legal cases and, where appropriate, establish provisions and disclose any contingent liabilities as required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets. In order to make an assessment for legal provisions and contingent liabilities, we consider various factors including, but not limited to, reviewing, on a case-by-case basis, the underlying facts of pending or threatened litigation, our history with prior claims, the actual or possible claim assessment by our internal and external counsel and the status of negotiations.
Based on our overall assessment of the case, if we believe it is probable that an outflow of resources will be required to settle the obligation, we will then determine whether a reliable estimate can be made. If so, we will make an estimate of the provision (excluding interest and discounting) under three scenarios, ranging from best case to worst case. We will use the “best estimate” outcome and record a provision in our financial statements.
We do not recognize contingent liabilities, but disclose contingent liabilities, unless the possibility of an outflow of resources is remote. Also, to the extent any information required is not disclosed because it is not practicable to do so, that fact is stated.
If disclosure of some or all of the information is expected to prejudice seriously our position in a dispute with other parties on the subject matter of a provision or contingent liability, we do not disclose such information, but do disclose the general nature of the dispute, together with the fact that, and the reason why, the information has not been disclosed.
Pensions and other post-employment benefits
We sponsor both defined benefit and defined contribution plans covering substantially all employees.
The cost of providing benefits under defined benefit plans is determined separately for each plan using the projected unit credit method and is expensed as employees provide services. Past service costs arising from plan amendments or curtailments are recognized as an expense at the earlier of the date of the plan amendment or curtailment occurs or when related restructuring costs or termination benefits are recognized. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods.
The defined benefit asset or liability is the present value of the defined benefit obligation, less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligation is measured using a discount rate based on high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or match the projected cash flows of our pension liabilities. The fair value for plan assets is based on market price information. The value of any defined benefit asset recognized on the statement of financial position is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
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

Changes in accounting policies and disclosures
Our accounting policies adopted are consistent with those of the previous financial year, except for the following amendments to IFRS effective as of January 1, 2013 that are described below:
IAS 1, Presentation of Items of Other Comprehensive Income - Amendments to IAS 1
The amendments to IAS 1 improve the quality of the presentation of OCI. The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 were adopted on January 1, 2013. The amendment affected presentation only and had no impact on our financial position or performance. The changes required by the amendments are reflected in our consolidated statements of comprehensive income.
IAS 19, Employee Benefits (Revised 2011)
IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 provide investors and other users of financial statements with a better understanding of an entity's obligations resulting from the provision of defined benefit plans and how those obligations affect its financial position, financial performance and cash flow. Among other things, the amendments eliminate the option to defer the recognition of gains and losses, known as the 'corridor method', and impacts the net benefit expense as the expected return on plan assets is calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendments to IAS 19 also required more extensive disclosures which have been provided in Note 20. We adopted the amendments to IAS 19 on January 1, 2013.
The amended standard required retrospective application and had the following impacts to our consolidated financial statements:

	Year Ended December 31
(millions of U.S. dollars)	2012	2011
Increase in feedstock and operating costs	$13	$8
Increase in general and administrative expense	4	3
Decrease in operating income	17	11
Decrease in income tax expense	4	3
Decrease in profit	$13	$8

Increase in other comprehensive income	$13	$8
IFRS 7, Disclosures: Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7
These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. The disclosures provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 were adopted on January 1, 2013 and did not have an impact on our consolidated financial statements.
IFRS 10, Consolidated Financial Statements
IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and replaces the consolidation requirements in Standing Interpretations Committee ("SIC") 12, Consolidation — Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 establishes a single control model that applies to all entities, including special purpose entities. The changes introduced by IFRS 10 require management to exercise judgment to determine which entities are controlled and therefore required to be consolidated. IFRS 10 was subsequently amended to clarify the transition guidance and limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. The adoption of IFRS 10 did not have an impact on our consolidated financial statements.
IFRS 11, Joint Arrangements
IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC 13, Jointly-controlled Entities - Non-monetary Contributions by Venturers, and provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as was previously the case). IFRS 11 addresses inconsistencies in the reporting of joint arrangements by requiring a single method (the equity method) to account for interests in joint ventures. In conjunction with the issuance of IFRS 11, IAS 28, Investments in Associates and Joint Ventures, was amended. An entity should apply IFRS 11 to determine the type of joint arrangement in which it is involved. Once it has determined that it has an interest in a joint venture, the entity should recognize an investment and account for it using the equity method in accordance with IAS 28 (as amended in 2011), unless the entity is exempt from applying the equity method as specified in the standard. IFRS 11 was subsequently amended to limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. The adoption of IFRS 11 did not have an impact on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities
IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 includes a number of new disclosures, but has no impact on our financial position or performance. IFRS 12 was subsequently amended to limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. The disclosures required by this standard and amendment are reflected in Note 11 of our consolidated financial statements.
IFRS 13, Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The adoption of IFRS 13 did not have an impact on our consolidated financial statements.
Annual Improvements to IFRSs: 2009 - 2011 Cycle
The Annual Improvements to IFRSs: 2009 - 2011 Cycle were issued as a result of the IASB's annual improvement process which incorporates amendments to various standards. The improvement to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period. The improvement to IAS 16, Property Plant and Equipment, clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The improvement to IAS 32, Financial Instruments: Presentation, clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12, Income Taxes. The improvement to IAS 34, Interim Financial Reporting, aligns the disclosure requirements for total segment assets with total segment liabilities in the interim financial statements. The amendments were adopted on January 1, 2013 and did not have an impact on our consolidated financial statements.
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
Judgments
In the process of applying our accounting policies, management has made the following judgments, which currently have or in the future could have the most significant effects on the amounts recognized in our consolidated financial statements:
Determining whether an arrangement contains a lease
International Financial Reporting Interpretations Committee ("IFRIC") 4, Determining Whether an Arrangement Contains a Lease, requires that determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

•	fulfillment of the arrangement is dependent on the use of a specified asset or assets; and

•	the arrangement conveys a right to use the asset.
During 2013, we entered into various feedstock and storage agreements. Management expects that based on evaluation of the terms and conditions that the feedstock supply arrangements do not meet both criteria under IFRIC 4 and therefore do not contain leases. The storage arrangements meet both criteria under IFRIC 4 and therefore do contain leases. Under IAS 17, Leases, the storage arrangements were determined to be operating leases.
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
Intangible assets
Judgmental aspects of accounting for intangibles involves selection of an appropriate method of amortization, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year end. We made no changes to the amortization periods or methods for intangible assets during 2013, and have no intangible assets with indefinite useful lives.
PP&E
Judgmental aspects of accounting for PP&E involves selection of an appropriate method of depreciation, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. We are able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is consistent with the pattern of economic benefits that are expected from the use of our plants and equipment, requires less estimation and judgment, and is a systematic and rational basis for allocating the depreciable cost over the period in which the assets' benefit is realized. We review the estimated useful lives and the depreciation method of PP&E at each financial year end and make adjustment prospectively when appropriate. This review is completed by our engineers familiar with the plant sites and requires management's assessment of economic utility. We made no changes to the estimated useful lives or depreciation methods for PP&E during 2013.
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
At December 31, 2013, we have U.S. federal tax loss carryforwards of $103 million (December 31, 2012 — $110 million). These tax losses will expire in 2028. In addition at December 31, 2013, we have $67 million of tax loss carryforwards in Switzerland (December 31, 2012 — $190 million), with expiration dates from 2013 - 2017. For the year ended, December 31, 2013, we recognized previously unrecognized tax losses of $85 million, of which $76 million was in the U.S. and $9 million in Switzerland and other foreign entities. This resulted in recognizing a net deferred tax asset of $84 million, consisting of $77 million in the U.S. and $7 million in Switzerland at December 31, 2013.
A tax reserve is used to provide for uncertain tax positions which consist of potential tax liabilities associated with possible disputes with tax authorities. At December 31, 2013 and 2012, the tax reserve for uncertain tax positions was $32 million and $37 million, respectively, and is included in our deferred tax liability on the consolidated statements of financial position.
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
In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or match the projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.
For further details about the assumptions used, including a sensitivity analysis, refer to Note 20.

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
Provision for decommissioning
We have recognized a provision for decommissioning obligations associated with our manufacturing facilities. In determining the amount of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant, restore the site, and the expected timing of those obligations. The estimated costs to dismantle and remove the plants and restore the sites were re-evaluated in 2013, along with the remaining useful lives of the active plants and risk-free rate. This resulted in an addition to the decommissioning provision of $6 million.The carrying amount of the provision as at December 31, 2013 and 2012 was $104 million and $101 million, respectively. See Note 16.
Legal claims
When assessing the possible outcomes of legal claims that are filed against us, we rely on the opinions of our legal counsel. The opinions of our legal counsel are based on the best of their professional judgment and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims may ultimately be determined by the courts, or otherwise settled, they may be different from such estimates. See Notes 16 and 21.
4.  ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
Standards and amendments issued up to the date of issuance of our consolidated financial statements but not effective as of December 31, 2013 are listed below. We intend to adopt these standards when they become effective.
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
IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36
The amendments to IAS 36, Impairment of Assets, require disclosures about the recoverable amount of impaired assets. The amendments clarify the IASB’s original intention that the scope of the disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively. The disclosures required by the amendments will be included in our consolidated financial statements for periods after January 1, 2014. The amendments will not impact our financial position or performance.
IFRIC Interpretation 21: Levies
IFRIC 21, Levies, is an interpretation of IAS 37, which sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 will not have an impact on our consolidated financial statements.
IAS 19, Defined Benefit Plans: Employee Contributions - Amendments to IAS 19
Defined Benefit Plans: Employee Contributions - Amendments to IAS 19 was issued in November 2013 and amends the requirements for contributions from employees or third parties that are linked to service. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. If the amount of the contributions is dependent on the number of years of service, an entity is required to attribute those contributions to periods of service using the same attribution method required for the gross benefit. These amendments are effective for annual periods beginning on or after July 1, 2014 and should be applied retrospectively. Early adoption is permitted. We are currently evaluating the impacts of adopting these amendments.
Annual Improvements to IFRSs: 2010 - 2012 Cycle
The Annual Improvements to IFRSs: 2010 - 2012 Cycle were issued in December 2013 as a result of the IASB's annual improvement process which incorporates amendments to various standards. The annual improvements resulted in amendments to the following standards:

IFRS 2, Share-based Payment
IFRS 2 amends the definitions of 'vesting condition' and 'market condition' and adds definitions for 'performance condition' and 'service condition' (which were previously part of the definition of 'vesting condition'). This amendment should be applied prospectively to share-based payment transactions with a grant date that is on or after July 1, 2014.
IFRS 3, Business Combinations
Amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability shall be measured at fair value at each reporting date. This amendment should be applied prospectively to business combinations that have an acquisition date on or after July 1, 2014.
IFRS 8, Operating Segments
Amendments to IFRS 8 will require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments. The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments' assets to the entity's assets if the segment assets are reported regularly.
IFRS 13, Fair Value Measurement
Amendments to IFRS 13 clarify that issuing IFRS 13 and amending IFRS 9, Financial Instruments, and IAS 39 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting if the effect of not discounting is immaterial.
IAS 16, Property, Plant and Equipment
Amendments to IAS 16 clarify that when an item of property, plant and equipment is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.
IAS 24, Related Party Disclosures
Amendments to IAS 24 clarify that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.
IAS 38, Intangible Assets
Amendments to IAS 38 clarify that when an intangible asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.
Except as noted above, the amendments are effective for annual periods beginning on or after July 1, 2014. Early application is permitted for these amendments. We are currently evaluating the impacts of adopting these amendments.
Annual Improvements to IFRSs: 2011 - 2013 Cycle
The Annual Improvements to IFRSs: 2011 - 2013 Cycle were issued in December 2013 as a result of the IASB's annual improvement process which incorporates amendments to various standards. The annual improvements resulted in amendments to the following standards:
IFRS 3, Business Combinations
Amendments to IFRS 3 clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. This amendment should be applied prospectively for annual periods beginning on or after July 1, 2014.
IFRS 13, Fair Value Measurement
Amendments to IFRS 13 clarify that the scope of the portfolio exception defined in paragraph 52 of IFRS 13 includes all contracts accounted for within the scope of IAS 39 or IFRS 9, regardless of whether they meet the definition of financial assets or financial liabilities as defined in IAS 32. This amendment should be applied prospectively for annual periods beginning on or after July 1, 2014.
IAS 40, Investment Property
Amendments to IAS 40 clarify that determining whether a specific transaction meets the definition of both a business combination as defined in IFRS 3 and investment property as defined in IAS 40 requires the separate application of both standards independently of each other. The amendments are effective for annual periods beginning on or after July 1, 2014.
Early application is permitted for these amendments. We are currently evaluating the impacts of adopting these amendments.
IFRS 9, Financial Instruments
IFRS 9, Financial Instruments: Classification and Measurement, as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but an amendment issued in December 2011 moved the mandatory effective date to January 1, 2015. In subsequent phases, hedge accounting and impairment of financial assets will be addressed. The adoption of the first phase (classification and measurement) of this standard may have an effect on the classification and measurement of our financial assets, but will not have an impact on classification and measurement of financial liabilities.

In November 2011, the IASB issued amendments to IFRS 9 for hedge accounting, and comprehensively reviewed and replaced the hedge accounting requirements in IAS 39. These amendments establish a more principles-based approach to hedge accounting and align hedge accounting more closely with risk management. The adoption of the amendments for hedge accounting is currently not expected to have an impact on our consolidated financial statements.
Additionally, in November 2011, the IASB removed the effective date of January 1, 2015 as the phase regarding impairment of financial assets is still in progress. We continue to evaluate the potential impacts and will quantify the effect(s) in conjunction with all phases, when issued, to present a comprehensive picture.
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
The sale closed on February 28, 2011. At closing, we received approximately $65 million (€47 million). During 2011, we finalized estimates for all but one of the remaining pension liabilities and paid INEOS a net of $10 million, resulting in net proceeds on the sale totaling $55 million in 2011. This amount did not represent our final net proceeds from the sale, because one of the pension liabilities, which was estimated as of closing, had not been finalized. We recognized a loss on the sale of $1 million during 2011. We received regulatory approval in April 2012 to finalize the remaining pension liability, paid INEOS $2 million and recorded an additional loss on the sale of $1 million during 2012. Associated results of operations and cash flows are separately reported as discontinued operations for the years ended December 31, 2012 and 2011.
SYNTHEON
During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, collectively known as SYNTHEON, including the intellectual property relating to both the building and construction products and concrete additive. We initially anticipated that the sale would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed. In August 2012, we sold our interest in Novidesa S.A. de C.V. to our joint venture partner, GRUPO Idesa. In December 2012, we sold NOVA Chemicals Chile Limitada, Accelerated Building Technologies, NCE Inc. and certain other building and construction technology and assets to Headwaters A.G., LLC, and certain of its subsidiaries, for $11 million which resulted in a loss on disposal of $1 million. At December 31, 2012, the $11 million in proceeds is included in the consolidated statement of financial position as trade and other receivables ($3 million) and other current assets ($8 million in a note receivable, see Note 8). Associated results of operations and cash flows are separately reported as discontinued operations for the years ended December 31, 2012 and 2011.
Summarized financial information for our 50% share of the INEOS NOVA joint venture ("INJV") and SYNTHEON is shown below:

	Year Ended December 31
(millions of U.S. dollars)	2012			2011
	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Revenues	$—	$25	$25	$—	$20	$20

(Loss) profit from discontinued operations, before tax	$—	$(12)	$(12)	$22	$(13)	$9
Loss on disposal, before tax	(1)	(1)	(2)	(1)	—	(1)
Income tax (expense) recovery	—	—	—	(4)	3	(1)
(Loss) profit from discontinued operations, net of tax	$(1)	$(13)	$(14)	$17	$(10)	$7
6.  TRADE AND OTHER RECEIVABLES

(millions of U.S. dollars)	December 31 2013	December 31 2012
Trade receivables	$484	$398
Allowance for doubtful accounts	(5)	(2)
	479	396
Trade accruals	58	59
Other	2	3
	$539	$458
Trade receivables are non-interest bearing and are generally on 30-90 day terms. See Note 23 for further discussion of credit risk.

Accounts receivable securitization programs
We sell interests in certain trade accounts receivable pursuant to revolving securitization transactions in which we retain servicing responsibilities. See Note 15.
7.  INVENTORIES

(millions of U.S. dollars)	December 31 2013	December 31 2012
Spare parts and supplies	$38	$33
Raw materials	186	165
Finished goods	303	268
	$527	$466
For the years ended December 31, 2013, 2012 and 2011, costs of inventories recognized as expense were $3,723 million, $3,623 million, and $3,749 million, respectively, and are included in feedstock and operating costs in our consolidated income statements.
8.  OTHER CURRENT ASSETS

(millions of U.S. dollars)	Notes	December 31 2013	December 31 2012
Commodity-based derivatives not designated as hedges	23	$—	$4
Note receivable	5	4	8
Recoverable taxes		4	2
Prepaid expenses		7	11
Other assets		25	23
		$40	$48
Note receivable
At December 31, 2013 and 2012, balance relates to a secured note receivable resulting from the sale of SYNTHEON (see Note 5) which was initially due by December 2013 and subsequently extended to March 2014. This note receivable bears interest at LIBOR plus 5% per annum.
9.  INTANGIBLE ASSETS

(millions of U.S. dollars)	Software	Licenses & technology	Contracts	Total
Cost
At December 31, 2011	$24	$117	$375	$516
Additions	2	4	3	9
Disposals	—	—	(1)	(1)
At December 31, 2012	26	121	377	524
Additions	2	—	—	2
At December 31, 2013	$28	$121	$377	$526
Amortization and impairment
At December 31, 2011	$15	$17	$49	$81
Amortization	5	7	20	32
Disposals	—	—	(1)	(1)
Impairment	—	12	—	12
At December 31, 2012	20	36	68	124
Amortization	4	5	20	29
Impairment	—	1	—	1
At December 31, 2013	$24	$42	$88	$154
Net book value
At December 31, 2013	$4	$79	$289	$372
At December 31, 2012	$6	$85	$309	$400

Impairment of intangible assets
At each reporting date, we assess our intangible assets for indicators of impairment. In 2013, we determined that certain impairment indicators exist for an expandable polystyrene licensing agreement in our Performance Styrenics segment. The carrying value of this asset at December 31, 2013, prior to any impairment was $1 million and was written down to its estimated fair value of nil. The related impairment charge of $1 million is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2013.
In 2012, we determined that certain impairment indicators exist in the SCLAIRTECH™ licensing business of our Polyethylene segment. In recent years, our focus has been on the Advanced SCLAIRTECH™ technology. As a result, the sales prospects for future SCLAIRTECH technology licenses have fallen behind competing technologies. During 2012, we decided to cease actively promoting the licensing of our SCLAIRTECH technology. The carrying value of this asset at December 31, 2012, prior to any impairment was $12 million and was written down to its estimated fair value of nil. The related impairment charge of $12 million is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2012.
10.  OTHER NON-CURRENT ASSETS

(millions of U.S. dollars)	December 31 2013	December 31 2012
Available-for-sale investments — unquoted equity shares	$1	$2
Available-for-sale investments — quoted debt securities and equity shares	31	15
Environmental compliance units	11	11
Other assets and deferred costs	11	11
	$54	$39
Available-for-sale investments — quoted debt securities and equity shares
We have investments in listed equity and debt securities. The fair value of the quoted debt securities and equity shares is determined by reference to published quotations in an active market.
11.  INVESTMENTS IN JOINT ARRANGEMENTS
INEOS NOVA joint venture
We had a 50% interest in the INEOS NOVA joint venture which produced styrene and styrenic polymers in Europe and North America. On October 31, 2010, we entered into an agreement with an affiliate of INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The sale closed on February 28, 2011. See Note 5.
Other joint ventures
On March 24, 2010, we entered into an agreement with Reliance Industrial Investments & Holdings Limited to form a 50:50 joint venture in India known as Reliance Innovative Building Solutions Private Limited.
On October 1, 2005, the Company and Grupo IDESA commenced operations of a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture developed, manufactured and marketed products and systems, such as insulating concrete forms, for the Mexican building and construction market. The joint venture also previously marketed expandable polystyrene ("EPS") for construction and packaging applications in the growing Mexican market. The EPS was manufactured at a Grupo IDESA facility. In August 2012, we sold our interest in NOVIDESA S.A. de C.V. to our joint venture partner. See Note 5.
Joint operations
We own a 50% interest in the Joffre E3 ethylene plant and a 20% interest in a cogeneration facility located at our Joffre, Alberta production facility. These are accounted for as joint operations and the assets, liabilities, revenues, and expenses relating to our interest in the joint operation are recognized in our consolidated financial statements.
The following is summarized financial information for our interests in joint operations.

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Revenue	$422	$393	$438
Operating expenses, depreciation and income taxes	(339)	(274)	(294)
Profit	$83	$119	$144

(millions of U.S. dollars)	December 31 2013	December 31 2012
Current assets	$92	$97
Non-current assets	850	898
Current liabilities	(15)	(19)
Non-current liabilities	(25)	(31)
Equity	$902	$945

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Cash inflows (outflows) from:
Operating activities	$11	$8	$15
Investing activities	$(9)	$(9)	$(11)
Financing activities	$(2)	$(1)	$—
12.  PROPERTY, PLANT AND EQUIPMENT

(millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total
Cost
At December 31, 2011	$44	$3,832	$12	$13	$8	$9	$109	$4,027
Additions	—	111	2	4	—	—	201	318
Disposals	—	(34)	—	—	—	—	(2)	(36)
Transfers	—	64	—	—	1	—	(65)	—
At December 31, 2012	44	3,973	14	17	9	9	243	4,309
Additions	1	128	2	3	1	—	413	548
Disposals	—	(37)	—	—	—	—	(32)	(69)
Transfers	—	155	—	—	—	—	(155)	—
At December 31, 2013	$45	$4,219	$16	$20	$10	$9	$469	$4,788
Depreciation and impairment
At December 31, 2011	$—	$568	$3	$7	$1	$2	$—	$581
Depreciation	—	257	2	4	1	—	—	264
Disposals	—	(24)	—	—	—	—	—	(24)
Impairment	—	5	—	—	—	—	4	9
At December 31, 2012	—	806	5	11	2	2	4	830
Depreciation	—	268	3	4	1	—	—	276
Disposals	—	(27)	—	—	—	—	—	(27)
Impairment	—	7	—	—	—	—	4	11
At December 31, 2013	$—	$1,054	$8	$15	$3	$2	$8	$1,090

Net book value
At December 31, 2013	$45	$3,165	$8	$5	$7	$7	$461	$3,698
At December 31, 2012	$44	$3,167	$9	$6	$7	$7	$239	$3,479
Assets under construction
Assets under construction at December 31, 2013, relate primarily to our NOVA 2020 growth projects. A project to convert our Corunna cracker to utilize up to 100% NGL feedstock is expected to be completed in the first quarter of 2014. An expansion of our PE1 asset in Joffre, Alberta to add a new gas phase reactor and other associated equipment is in the construction phase, with mechanical completion expected in the first quarter of 2016 and commissioning and start-up to follow.
During 2013, disposals of $31 million resulted from assets that will not be used in the future as the projects were delayed. During 2013, we decided to reorder our future Ontario NOVA 2020 growth projects and extend the time horizon, opting to first consider implementing smaller cost-effective expansions or upgrades of the existing facilities. The decision on whether to build a second Advanced SCLAIRTECH technology facility along with a larger expansion of our Corunna facility will be delayed for at least a few years. The write-off of these projects is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2013.
Capitalized borrowing costs
The amount of borrowing costs capitalized during the years ended December 31, 2013 and 2012 was $17 million and $4 million. A weighted average borrowing rate of approximately 8% and 7%, respectively was used to determine the amount of costs eligible for capitalization.
Impairment of PP&E
Impairment charges of $6 million and $9 million during the years ended December 31, 2013 and 2012, respectively, relate to our Performance Styrenics segment. The market for certain products has not improved significantly, but we continue to spend a significant amount on capital expenditures for the business and other common facilities at our manufacturing sites, resulting in a carrying value of these assets greater than their recoverable amount based on the estimated future cash flows. At December 31, 2013, the carrying value of these assets was $11 million prior to any impairment charge. The carrying value of these assets was written down to their estimated fair value of $5 million, resulting in an impairment charge of $6 million. The carrying value of these assets at December 31, 2012 prior to write-down was $14 million. The fair value was estimated to be $5 million. Thus, the assets were written down to their estimated fair value, resulting in an impairment charge of $9 million during 2012. The impairment charges are included in feedstock and operating costs in the consolidated income statement for the years ended December 31, 2013 and 2012.
Additionally, during the year ended December 31, 2013, an impairment charge of $5 million relates to our Corunna Olefins segment based on our decision to cease production at the Corunna Crude Refinery Unit after the project to convert Corunna to use up to 100% NGL feedstock is completed by mid-year 2014. The carrying value of these assets prior to any impairment charge was $5 million. These assets were written down to their estimated fair value of nil, resulting in an impairment charge of $5 million. The impairment charge is included in feedstock and operating costs in the consolidated income statement for the year ended December 31, 2013.
PPE pledged as collateral
At December 31, 2013 and 2012, the net book value of assets in Canada, including real estate, that is pledged as collateral for our $425 million senior secured revolving credit facility was $2.1 billion and $2.3 billion, respectively. The remaining credit facilities are unsecured (see Note 15).
Capital commitments
See Note 21 for capital commitments.
13.  TRADE AND OTHER PAYABLES

(millions of U.S. dollars)	December 31 2013	December 31 2012
Trade payables	$465	$365
Other payables	76	68
	$541	$433
14.  OTHER CURRENT LIABILITIES

(millions of U.S. dollars)	December 31 2013	December 31 2012
Accrued interest	$19	$15
Other liabilities	113	85
	$132	$100

15.  LONG-TERM DEBT

(millions of U.S. dollars, unless otherwise noted)	Interest rate	Maturity	December 31 2013	December 31 2012
Revolving credit facilities	Floating	2015-2017	$—	$—
Accounts receivable securitization programs	Floating	2015-2017	—	—
Unsecured debentures and notes	See below	2019-2023	836	764
Share of a joint operation's loan(1)	8.6%	2020	16	20
Advanced Manufacturing Investment Strategy Loan ("AMIS loan")	4.9%	2019	10	10
			862	794
Less amounts due within one year			(2)	(3)
			$860	$791

(1)	Non-recourse secured debt of a joint operation, whereby security is limited to our net investment in the Joffre cogeneration joint operation.
Unsecured debentures and notes
The debentures and notes are unsecured borrowings, which rank pari passu in all respects with our other unsecured and unsubordinated debt. Terms of the outstanding unsecured debentures and notes are as follows:

(millions of U.S. dollars, unless otherwise noted)	Face amount	Stated interest rate	December 31 2013	December 31 2012
Maturity:
2016(1)	$350	8.375%	—	344
2019(2)	$350	8.625%	343	342
2023(1)(2)	$500	5.250%	493	—
2025(3)	$100	7.875%	—	78
			$836	$764

(1)	On July 30, 2013, we issued $500 million 5.25% senior notes due 2023. The net proceeds of the offering were used primarily to purchase or redeem all of our $350 million 8.375% senior notes due 2016.

(2)	Callable at our option at any time.

(3)	In March 2013, we repaid our $100 million 7.875% debentures due 2025 early, using cash-on-hand.
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
We engage in accounts receivable securitization programs to obtain lower financing rates than those available from other sources. One of our securitization programs involves the use of a wholly owned subsidiary (formerly referred to as a special purpose entity). In that program, we sell certain trade accounts receivable to the subsidiary, which then sells interests in such receivables to a purchaser. The subsidiary is consolidated in accordance with IFRS 10. The assets of the subsidiary (including the receivables transferred to it) are not available to our creditors, and the transferred receivables are legally not our asset (see Note 2).
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
In January 2014, we amended our U.S. accounts receivable securitization program to extend the term three years to January 30, 2017.

Information regarding our securitization programs is as follows:

(millions of U.S. dollars, unless otherwise noted)	December 31 2013	December 31 2012
Amount sold at end of year(1)	$—	$—
Loss, dilution and other reserves (as a % of eligible accounts receivable)	27%	26%
Maximum funding availability	$225	$225
Finance costs, net of servicing fees	$2	$4

(1)	Does not meet the derecognition criteria under IAS 39, therefore is included in long-term debt.
The programs in existence at December 31, 2013 and 2012 are governed by the same financial covenants as our senior secured revolving credit facility (see Financial Covenants below).
AMIS loan
In June 2009, our subsidiary, NOVA Chemicals (Canada) Ltd., entered into a loan agreement for a loan in the principal amount of Cdn$10 million made available under the Province of Ontario's Advanced Manufacturing Investment Strategy. We were permitted to use the loan proceeds only to finance certain eligible costs associated with the modernization and expansion of our LDPE capability at our Mooretown facility that was completed in 2010. We drew down the full Cdn$10 million in the fourth quarter of 2009. The maturity date of the loan is December 1, 2019, but it is permitted to be paid early without penalty.
Credit facilities
At December 31, 2013, we have two revolving credit facilities totaling $525 million:

•
$425 million senior secured revolving credit facility provided by a syndicate of lenders, which we amended and restated in 2013 to extend the maturity date one year to December 17, 2017. As of December 31, 2013, we utilized $19 million; and

•	$100 million unsecured bilateral credit facility, which is undrawn and expires on September 20, 2015.
On September 20, 2013, a $40 million tranche of one of our unsecured bilateral credit facilities expired undrawn.
At December 31, 2012, we had three revolving credit facilities totaling $565 million:

•
$425 million senior secured revolving credit facility provided by a syndicate of lenders which we amended during 2012 to extend the maturity date one year to December 17, 2016. As of December 31, 2012, we utilized $21 million;

•	$40 million unsecured bilateral credit facility, which was undrawn and expired on September 20, 2013; and

•	$100 million unsecured bilateral credit facility, which was undrawn and expires on September 20, 2015.
The indentures governing our debt securities allow for debt up to 15% of consolidated net tangible assets to be secured without having to rateable secure the debt securities. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below the applicable threshold, availability of the $425 million senior secured revolving credit facility will be reduced proportionately. As of December 31, 2013 and 2012, we had full availability of the $425 million senior secured revolving credit facility.
Financial covenants
At December 31, 2013 and 2012, our senior secured revolving credit facility and our accounts receivable securitization programs were governed by the following financial covenants, which require quarterly compliance:

•	a maximum senior debt-to-cash flow ratio of 3:1, computed on a rolling 12 month basis; and

•	a debt-to-capitalization ratio not to exceed 60%.
The table below shows our actual financial covenant ratios as of the end of each quarter during 2013.

	March 31 2013	June 30 2013	September 30 2013	December 31 2013
Senior debt-to-cash flow ratio	0.02	0.02	0.02	0.01
Debt-to-capitalization ratio	7.3%	5.8%	3.8%	(0.3)%
Standby letter of credit facility
On November 19, 2010, we entered into an uncommitted revolving standby letter of credit and/or guarantee facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility. During 2011, we increased the size from $60 million to $125 million. The facility is supported by an account performance security guarantee issued by Export Development Canada. The facility is only available for issuance of standby letters of credit (and/or guarantees) by the bank on our behalf. As of December 31, 2013 and 2012, we utilized $79 million and $80 million, respectively, of this facility.

Repayment requirements
Repayment requirements as of December 31, 2013 in respect of long-term debt are as follows:

(millions of U.S. dollars)
2014	$2
2015	2
2016	2
2017	2
2018	2
Thereafter	865
$875
16.  PROVISIONS

(millions of U.S. dollars)	Restructuring	Decommissioning	Environmental	Legal	Total
At December 31, 2011	$1	$101	$5	$107	$214
Additions	1	—	1	2	4
Interest expense	—	4	—	—	4
Reversed	—	(6)	—	—	(6)
Utilized	(2)	—	—	(78)	(80)
Foreign exchange	—	2	—	—	2
At December 31, 2012	$—	$101	$6	$31	$138
Additions	—	6	—	—	6
Interest expense	—	4	—	—	4
Foreign exchange	—	(7)	—	—	(7)
At December 31, 2013	$—	$104	$6	$31	$141
Our provisions are classified in our consolidated statements of financial position as follows:

(millions of U.S. dollars)	December 31 2013	December 31 2012
Current	$31	$32
Non-current	110	106
	$141	$138
Restructuring
Our restructuring provisions consist of severance payments relating to specific restructuring programs.
Decommissioning
Our decommissioning provisions are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The estimated cash flows are expected to be incurred on closure of active plants in 2 to 16 years based on the remaining useful lives of the active plants as of December 31, 2013. The estimated costs to dismantle and remove the plants and restore the sites were re-evaluated in 2013, along with the remaining useful lives of the active plants and risk-free rate. This resulted in an addition to the decommissioning provision of $6 million. In arriving at the estimated decommissioning provision, a risk-free rate was used to discount the estimated future cash flows. The estimated decommissioning provision will increase, or accrete, each year over the remaining lives of active plants.
Environmental
Our environmental provisions relate to environmental liabilities and restoration costs associated with inactive sites. Cash outflows relating to these liabilities are expected to occur within one to three years.
Legal
We are involved in litigation from time-to-time in the ordinary course of business. See Note 21.

17.   FINANCE COSTS

		Year Ended December 31
(millions of U.S. dollars)	Notes	2013	2012	2011
Interest on long-term debt(1)		$(116)	$(121)	$(141)
Interest on securitizations and other		(18)	(18)	(24)
Accretion of decommissioning provisions	16	(4)	(4)	(4)
		(138)	(143)	(169)
Capitalized borrowing costs	12	17	4	—
Interest income		1	5	3
		$(120)	$(134)	$(166)

(1)	Includes write-offs of unamortized discounts and make whole payments.
18.  OTHER LOSSES, NET

		Year Ended December 31
(millions of U.S. dollars)	Notes	2013	2012	2011
Patent litigation	21	$(16)	$(9)	$(20)
Other (loss) gain		—	(2)	2
		$(16)	$(11)	$(18)
19.  INCOME TAXES
The major components of income tax expense included in the consolidated income statements are:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Current income tax:
Current income tax expense	$(251)	$(226)	$(209)
Adjustments in respect of current income tax of previous year	12	28	31
Total current income tax expense	(239)	(198)	(178)
Deferred tax:
Relating to the origination and reversal of temporary differences	128	46	(34)
Total deferred income tax benefit (expense)	128	46	(34)
Income tax expense	$(111)	$(152)	$(212)
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.
The major components of income tax (expense) benefit included in the consolidated statements of other comprehensive income are:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Deferred tax related to items charged or credited directly to equity:
Deferred tax (expense) benefit on actuarial gains (losses) from employee benefit plan liabilities	$(35)	$12	$38
Income tax (expense) benefit recognized directly in the consolidated statements of comprehensive income	$(35)	$12	$38
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Income tax (expense) benefit by country is as follows:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Current income tax (expense) benefit:
Canada	$(226)	$(193)	$(184)
Foreign	(13)	(5)	6
Total current income tax expense	(239)	(198)	(178)
Deferred tax benefit (expense)
Canada	50	46	(29)
Foreign	78	—	(5)
Total deferred income tax benefit (expense)	128	46	(34)
Income tax expense reported in the consolidated income statements	$(111)	$(152)	$(212)
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.
A reconciliation of income tax expense and amounts computed by applying the Canadian federal and provincial statutory income tax rates is as follows:

	Year Ended December 31
(millions of U.S. dollars, except as noted)	2013	2012	2011
		Restated (1)	Restated (1)
Profit before income taxes from continuing operations	$769	$697	$812
Statutory income tax rate	25.0%	25.0%	26.5%
Computed income tax expense	(192)	(174)	(215)
(Increase) decrease in tax expense resulting from:
Non-deductible expenses for tax purposes	(3)	(1)	(1)
Foreign earnings	(5)	(3)	(1)
Recognized tax losses	85	16	7
Adjustments in respect to current year income tax on previous years	4	11	(2)
Other	—	(1)	—
Income tax expense on continuing operations reported in the consolidated income statements	$(111)	$(152)	$(212)
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Deferred tax
Deferred tax relates to the following:

	Consolidated statement of financial position		Consolidated income statement			Other comprehensive income

	December 31 2013	December 31 2012	Year Ended December 31			Year Ended December 31
(millions of U.S. dollars)			2013	2012	2011	2013	2012	2011
				Restated (1)			Restated (1)
Deferred tax asset:
Investment tax credits	$—	$15	$—	$—	$—	$—	$—	$—
Other temporary differences	84	—	—	—	—	—	—	—
Total deferred tax assets	84	15
Deferred tax liability:
Intangible assets	(93)	(93)	—	13	8	—	—	—
Accelerated depreciation on PP&E	(730)	(733)	3	6	6	—	—	—
Employee benefit plan liabilities	—	76	(47)	(2)	—	(35)	12	38
Losses	—	—	—	9	(20)	—	—	—
Temporary difference on accrued expenses	82	—	172	20	(28)	—	—	—
Total deferred tax liability	(741)	(750)
Deferred tax benefit (expense)			$128	$46	$(34)	$(35)	$12	$38
Net deferred tax liability	$(657)	$(735)
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.
We offset tax assets and liabilities only if we have a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority for the same legal entity.
At December 31, 2013, we have U.S. federal tax loss carryforwards of $103 million (December 31, 2012 — $110 million). These tax losses will expire in 2028. In addition at December 31, 2013, we have $67 million of tax loss carryforwards in Switzerland (December 31, 2012 — $190 million), with expiration dates from 2013 - 2017. For the year ended, December 31, 2013, we recognized previously unrecognized tax losses of $85 million, of which $76 million was in the U.S. and $9 million in Switzerland and other foreign entities. This resulted in recognizing a net deferred tax asset of $84 million, consisting of $77 million in the U.S. and $7 million in Switzerland at December 31, 2013.
A tax reserve is used to provide for uncertain tax positions which consist of potential tax liabilities associated with possible disputes with tax authorities. At December 31, 2013 and 2012, the tax reserve for uncertain tax positions was $32 million and $37 million, respectively, and is included in our deferred tax liability on the consolidated statements of financial position.
There were no income tax consequences as a result of the distributions to our shareholder.
20.  EMPLOYEE BENEFITS
Employee benefits expense
The components of employee benefits expense included in the consolidated income statement are as follows:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Wages and salaries	$312	$285	$261
Defined contribution plans	15	15	11
Defined benefit plans	39	39	34
Bonuses	76	69	53
Other	40	37	32
Total employee benefits expense	$482	$445	$391
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.
Defined benefit arrangements
Plan characteristics
We sponsor funded and unfunded defined benefit pension plans and post-retirement plans in Canada and the U.S. In the U.S., there are two funded defined benefit pension plans, one of which is frozen. In Canada we also have two funded defined benefit pension plan plans, both of which are closed to new entrants. Unfunded defined benefit pension plans in both Canada and the U.S. are not significant.
Defined benefit pensions at retirement are mainly related to years of credited service and remuneration either based on earnings during the last years of employment, or in the case of one of the U.S. plans, based on earnings over a participant's whole career. The Canadian defined benefit pension plans have a provision for partial indexation that is subject to a maximum annual percentage increase of 5%. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method.
Plan assets are measured at fair value while pension obligations are discounted using current yield rates of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration of projected cash flows of our pension liabilities. The plans' assets consist primarily of equity and fixed income securities.
Regulations in the U.S. and Canada require minimum funding for our defined benefit pension plans which is approximately equal to the current year service cost, plus amortization of the funding deficit, if any. We may also choose to make additional contributions from time-to-time.
We also provide medical and life insurance benefits to eligible retirees and their dependents in North America. We accrue the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.
Plan risks
The most significant risk for our defined benefit pension plans is funding volatility that occurs as a result of changes in asset values that are different from changes in the defined benefit obligation (“DBO”). Changes in asset values are driven by the investment strategy and our contributions, while the DBO is impacted by such factors as interest rates, longevity and inflation. Funding volatility risk is largely managed through an appropriate investment strategy. In 2013, we adopted a de-risking strategy specifically aimed at reducing the funding volatility of our defined benefit pension plans. The strategy involves transitioning the Canadian and U.S. plan assets to a portfolio that consists solely of fixed income securities that closely match the characteristics of the DBO of each of the pension plans. Risk transfer options are also being considered as a way to discharge some obligations and manage volatility. Implementation of the investment de-risking strategy is currently expected to occur over a two-year period for the U.S. assets and a five-year period for the Canadian assets. There are also market-based triggers that may accelerate the move to the fixed income only portfolio. Not all contribution uncertainty can be completely eliminated through the investment strategy due to various factors, such as longevity and salary escalation, that currently cannot be mitigated effectively.
The most significant risks for our post-retirement plans defined benefit obligations are factors such as changes in longevity, interest rates and future medical inflation.
The weighted-average duration of the DBO for our pension and post-retirement plans are 14 years and 12 years, respectively.
Plan contributions
In 2014, we expect to contribute approximately $100 million to our defined benefit pension plans.
Net benefit expense
Net benefit expense for all significant defined benefit plans consisted of the following:

	Pension Plans			Post-Retirement Plans			Total
	Year Ended December 31			Year Ended December 31			Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011	2013	2012	2011	2013	2012	2011
		Restated (1)						Restated (1)
Service cost	$21	$19	$16	$2	$2	$2	$23	$21	$18
Interest cost on DBO	38	38	40	5	5	5	43	43	45
Interest income on plan assets	(27)	(25)	(29)	—	—	—	(27)	(25)	(29)
Net benefit expense	$32	$32	$27	$7	$7	$7	$39	$39	$34

Actual return on plan assets	$98	$58	$13	$—	$—	$—	$98	$58	$13

% of net benefit expense by geographic area:
Canada	94%	94%	93%	71%	69%	66%	90%	89%	88%
U.S.	6%	6%	7%	29%	31%	34%	10%	11%	12%
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Net benefit expense is included in the consolidated income statements as follows:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Feedstock and operating costs	$27	$28	$22
Research and development	3	3	2
Sales and marketing	2	2	1
General and administrative	7	6	9
Net benefit expense	$39	$39	$34
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.
Employee benefit plan liability
The following tables summarize the amounts recognized in the consolidated statements of financial position:

	Pension Plans		Post-Retirement Plans		Total
(millions of U.S. dollars)	December 31 2013	December 31 2012	December 31 2013	December 31 2012	December 31 2013	December 31 2012
Defined benefit obligation	$887	$1,023	$111	$128	$998	$1,151
Less: Fair value of plan assets	(814)	(699)	—	—	(814)	(699)
Employee benefit plan liability	$73	$324	$111	$128	$184	$452

	Pension Plans		Post-Retirement Plans		Total
% by geographic area	December 31 2013	December 31 2012	December 31 2013	December 31 2012	December 31 2013	December 31 2012
Defined benefit obligation:
Canada	92%	92%	65%	64%	89%	89%
U.S.	8%	8%	35%	36%	11%	11%
Fair value of plan assets:
Canada	92%	93%	—%	—%	92%	93%
U.S.	8%	7%	—%	—%	8%	7%
Employee benefit plan liability:
Canada	100%	91%	65%	64%	79%	83%
U.S.	—%	9%	35%	36%	21%	17%

Defined benefit obligation
Changes in the present value of the defined benefit obligation are as follows:

	Pension Plans		Post-Retirement Plans		Total
(millions of U.S. dollars)	2013	2012	2013	2012	2013	2012
Benefit obligation at beginning of year	$1,023	$908	$128	$118	$1,151	$1,026
Current service cost	21	19	2	2	23	21
Interest cost	38	38	5	5	43	43
Actuarial (gain) loss arising from:
Financial assumptions	(108)	51	(14)	5	(122)	56
Demographic and experience assumptions(1)	22	36	—	1	22	37
Participant contributions	1	2	2	2	3	4
Benefits paid	(50)	(50)	(7)	(6)	(57)	(56)
Benefits paid by the Company	(1)	—	—	—	(1)	—
Foreign exchange differences	(59)	19	(5)	1	(64)	20
Benefit obligation at end of year	$887	$1,023	$111	$128	$998	$1,151
% of DBO:
Active participants	62%	62%	38%	37%	59%	59%
In-active participants	38%	38%	62%	63%	41%	41%

(1)
In July 2013, the Pension Experience Subcommittee of the Canadian Institute of Actuaries Research Committee issued a draft report on Canadian pensioners' mortality, which included proposed updated mortality tables. We adopted the proposed tables in 2013.

The defined benefit obligation is analyzed as follows:

(millions of U.S. dollars)	December 31 2013	December 31 2012
Unfunded	$114	$131
Funded	884	1,020
Total defined benefit obligation	$998	$1,151
Plan assets
Changes in the fair value of the plan assets are as follows:

	Pension Plans		Post-Retirement Plans		Total
(millions of U.S. dollars)	2013	2012	2013	2012	2013	2012
		Restated (1)				Restated (1)
Fair value of plan assets at beginning of year	$699	$577	$—	$—	$699	$577
Interest income on plan assets	27	25	—	—	27	25
Re-measurement effects	71	33	—	—	71	33
Employer contributions	113	99	5	4	118	103
Participant contributions	1	2	2	2	3	4
Benefits paid	(50)	(50)	(7)	(6)	(57)	(56)
Foreign exchange differences	(47)	13	—	—	(47)	13
Fair value of plan assets at end of year	$814	$699	$—	$—	$814	$699
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

The major categories of plan assets and the fair value of the total plan assets are as follows:

(millions of U.S. dollars)	December 31 2013	December 31 2012
Investments quoted in active markets
Equity Investments
Financial sector	$34	$30
Energy sector	24	23
Industrial sector	8	6
Consumer discretionary sector	7	5
Health care sector	3	2
Information technology sector	2	1
Other sectors	23	28
Cash and cash equivalents	10	11

Unquoted investments
Equity Investments
Financial sector	51	64
Energy sector	21	36
Industrial sector	34	24
Consumer discretionary sector	34	37
Health care sector	33	43
Information technology sector	34	42
Other sectors	50	75
Fixed income investments
Federal bonds	159	68
Provincial bonds	155	120
Corporate bonds	123	72
Other bonds	9	12
Total	$814	$699
Assumptions
The principal assumptions used in determining pension and post-retirement benefit obligations for our plans are as follows:

	Pension Plans		Post-Retirement Plans
Weighted-average assumptions used to determine end of year obligations and benefit expense	December 31 2013	December 31 2012	December 31 2013	December 31 2012
Discount rate	4.7%	3.9%	4.6%	3.8%
Inflation rate	1.9%	1.8%	—	—
Future salary increases	4.2%	4.0%	—	—
Ultimate health care inflation rate(1)	—	—	5.0%	5.0%
Initial health care trend rate	—	—	7.2%	7.2%

Life expectancy at the age of 65 - male (in years)	21	20	21	20
Life expectancy at the age of 65 - female (in years)	23	22	23	22

(1)	Ultimate trend rate, expected to be achieved by 2021.

Sensitivity analysis
A quantitative analysis for significant assumptions and their impact on the defined benefit obligation at December 31, 2013 is presented below. The sensitivity analyses below have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

	Pension Plans		Post-Retirement Plans
Increase (decrease) in DBO (millions of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(115)	$138	$(13)	$16
Inflation rate	$44	$(26)	—	—
Future salary increases	$20	$(19)	—	—
Health care inflation rate	—	—	$7	$(8)

	1 year increase		1 year increase
Life expectancy	$13		$3
Post-employment benefits
Our consolidated statement of financial position includes a liability of $4 million at December 31, 2013 and 2012 for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled's attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the tables above.
Defined contribution arrangements
We have a number of defined contribution arrangements providing benefits to certain groups of employees.
Expense related to our defined contribution plans is included in our consolidated income statements as follows:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Feedstock and operating costs	$10	$10	$7
Research and development	1	1	1
Sales and marketing	1	1	1
General and administrative	3	3	2
Defined contribution expense	$15	$15	$11
In 2014, we expect to contribute approximately $24 million to our defined contribution plans.
21.  CONTINGENCIES AND COMMITMENTS
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

In 2005, The Dow Chemical Company ("Dow Chemical") filed suit against us in the Federal District Court in Delaware alleging that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In 2010, a jury trial took place and a judgment of infringement against NOVA Chemicals was entered on June 18, 2010. Dow Chemical was awarded certain amounts for damages and pre-judgment interest. In 2012, after unsuccessful appeals, NOVA Chemicals paid Dow Chemical approximately $77 million. A Supplemental Damages Bench Trial was held on April 30, 2013 and May 1, 2013 to determine any additional damages that should be awarded to Dow Chemical based on sales of certain grades of NOVA Chemicals’ SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011. All post-trial briefs have been filed, and we are awaiting a decision.
In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent. We filed our statement of defense and counterclaim in March 2011. A trial on the infringement issue commenced in September 2013 and concluded in November 2013. A decision is expected in 2014. If necessary, a subsequent trial to determine damages will be held at a future date. It is too early for us to assess the potential outcome of this litigation, including any financial impact.
A claim was filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate (collectively, "Dow") concerning the third ethylene plant at our Joffre site. Dow has amended its initial statement of claim and has claimed for further losses and damages in an amount to be proven at trial of this action. In its most recent amendment, Dow estimates its claim at an amount exceeding $400 million. We initially counterclaimed in the same action. We also amended our statement of defense and counterclaim. The amount of our counterclaim is estimated in our most recent amendment at approximately $350 million. A trial is currently scheduled to commence in September 2014.
Other commitments and contingencies
In late 2011, our Mooretown low-density polyethylene ("LDPE") facility suffered an unplanned shutdown. Throughout the majority of 2012, the LDPE line ran in a modified set-up with reduced capability while we prepared for the full repair. In October 2012, we shut down the line to make repairs to return the line to full commercial operations and in January 2013 the line returned to commercial operations. Through December 31, 2012, the net book value of PP&E that was damaged and disposed of and repairs and maintenance costs were insignificant. We have filed an initial insurance claim for business interruption and property damage that may offset a portion of our financial losses resulting from the unplanned outage at the Mooretown LDPE facility. Through December 2013, we received interim claim payments for business interruption coverage totaling $15 million.
Capital commitments
In November 2011, our Board of Directors approved approximately $250 million to move the Corunna Revamp project into the implementation stage. Completing the revamp of Corunna in 2014 will allow us to utilize up to 100% NGL feedstock.
In March 2013, our Board of Directors approved full implementation funding of approximately $1 billion for the Polyethylene 1 expansion project at our Joffre complex (the "PE1 Expansion Project"). Construction on the PE1 Expansion Project has begun and includes the addition of a world-scale polyethylene reactor and associated equipment, along with substantial infrastructure investments to support this project and existing polyethylene production.
At December 31, 2013, we had capital commitments of $561 million, of which $507 million relates to NOVA 2020 growth projects, including $33 million related to the Corunna Revamp project and $439 million for the PE1 Expansion Project. The remaining $54 million relates primarily to various sustaining capital projects.
Guarantees
Our guarantees consist of letters of credit and other guarantees entered into in the ordinary course of business. At December 31, 2013 and 2012, guarantees in the form of letters of credit were $98 million and $100 million, respectively.
Operating lease commitments
We lease office space and transportation equipment under various operating leases. These leases have a life of between one and 15 years.
Future minimum rentals payable under non-cancellable operating leases are as follows:

(millions of U.S. dollars)	December 31 2013	December 31 2012
Within one year	$43	$40
After one year but not more than five years	147	132
More than five years	143	150
	$333	$322

Rental expense under operating leases was $63 million for the year ended December 31, 2013 (2012 — $54 million; 2011 — $51 million) and is included in our consolidated income statements as follows:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Feedstock and operating costs	$50	$42	$40
Research and development	3	3	2
Sales and marketing	1	1	1
General and administrative	9	8	8
Rental expense	$63	$54	$51
Other commitments
We have entered into other arrangements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply and related transportation and storage agreements. The resulting commitments are as follows:

(millions of U.S. dollars)	December 31 2013	December 31 2012
Within one year	$1,454	$1,384
After one year but not more than five years	4,234	3,664
More than five years	6,678	6,865
	$12,366	$11,913
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
The change, expected to occur in the first half of 2014, to usage of lighter feedstock, primarily ethane, at our Corunna cracker, will reduce the total volume of co-products produced at the facility and will essentially eliminate energy co-products produced at the site.
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
Corporate
Corporate includes all long-term incentive compensation costs, all unrealized gains and losses on mark-to-market feedstock derivatives, impairment charges, restructuring and corporate operating costs.
We account for intersegment sales and transfers as if the sales or transfers were to third-parties, that is, at current market price.
The following tables provide information for each reportable operating segment:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Revenue From Continuing Operations From External Customers(1)
Joffre Olefins	$800	$771	$914
Corunna Olefins	1,700	1,822	1,776
Polyethylene	2,486	2,086	2,175
Performance Styrenics	314	357	310
Eliminations	(22)	19	—
Total revenue from continuing operations from external customers	$5,278	$5,055	$5,175

(1)	Third-party.

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Intercompany and Related Party Revenue from Continuing Operations
Joffre Olefins	$1,027	$1,022	$1,088
Corunna Olefins	555	515	533
Polyethylene	8	8	7
Performance Styrenics	—	—	17
Eliminations	(1,590)	(1,545)	(1,579)
Total intercompany and related party revenue from continuing operations	$—	$—	$66

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Total Revenue from Continuing Operations(1)
Joffre Olefins	$1,827	$1,793	$2,002
Corunna Olefins	2,255	2,337	2,309
Polyethylene	2,494	2,094	2,182
Performance Styrenics	314	357	327
Eliminations	(1,612)	(1,526)	(1,579)
Total revenue from continuing operations	$5,278	$5,055	$5,241

(1)	Before intersegment eliminations.

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
		Restated (1)	Restated (1)
Operating Profit (Loss) From Continuing Operations
Joffre Olefins	$669	$849	$901
Corunna Olefins	228	257	224
Polyethylene	276	(63)	29
Performance Styrenics	5	9	7
Corporate	(224)	(162)	(129)
Eliminations	(49)	(48)	(36)
Operating profit from continuing operations	$905	$842	$996
Finance costs, net	(120)	(134)	(166)
Other losses, net	(16)	(11)	(18)
Income tax expense	(111)	(152)	(212)
Profit from continuing operations	$658	$545	$600
(1) Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Depreciation and Amortization from Continuing Operations
Joffre Olefins	$162	$150	$145
Corunna Olefins	46	45	24
Polyethylene	98	92	90
Performance Styrenics	2	2	3
Corporate	7	11	9
Total depreciation and amortization from continuing operations	$315	$300	$271
Depreciation and amortization is included in our consolidated income statements as follows:

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Feedstock and operating costs	$308	$289	$262
General and administrative	7	11	9
Total depreciation and amortization	$315	$300	$271

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Capital Expenditures for Continuing Operations
Joffre Olefins	$73	$52	$35
Corunna Olefins	181	92	57
Polyethylene	226	119	61
Performance Styrenics	4	4	5
Corporate	3	2	—
Total capital expenditures for continuing operations	$487	$269	$158

(millions of U.S. dollars)	December 31 2013	December 31 2012
Assets
Joffre Olefins	$2,326	$2,351
Corunna Olefins	857	661
Polyethylene	1,891	1,715
Performance Styrenics	83	106
Corporate	1,058	799
Eliminations	(10)	(23)
Total assets	$6,205	$5,609
Geographic Information

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Revenue From Continuing Operations From External Customers(1)
Canada	$2,333	$2,493	$2,398
United States	2,642	2,309	2,529
Europe and Other	303	253	248
	$5,278	$5,055	$5,175

(1)	Based on location of customer.

(millions of U.S. dollars)	December 31 2013	December 31 2012
Non-Current Assets(1)
Canada	$4,024	$3,831
United States	34	33
Europe and Other	12	15
	$4,070	$3,879

(1)	Non-current assets for this purpose consists of property, plant and equipment and intangible assets.
23.  FINANCIAL INSTRUMENTS
The table below is a comparison by class of the carrying value and fair values of our financial instruments that are carried in the consolidated financial statements.

		Carrying amount		Fair value
(millions of U.S. dollars)	Note	December 31 2013	December 31 2012	December 31 2013	December 31 2012
Financial assets
Trade and other receivables	6	$539	$458	$539	$458
Other financial assets:
Loans and receivables	8	4	8	4	8
Available-for-sale investments — unquoted equity shares	10	1	2	1	2
Available-for-sale investments — quoted debt securities and equity shares	10	31	15	31	15
Commodity-based derivatives not designated as hedges	8	—	4	—	4
Cash and cash equivalents		873	653	873	653
Total		$1,448	$1,140	$1,448	$1,140

		Carrying amount		Fair value
(millions of U.S. dollars)	Note	December 31 2013	December 31 2012	December 31 2013	December 31 2012
Financial liabilities
Long-term debt	15	$862	$794	$925	$910
Trade and other payables	13	541	433	541	433
Total		$1,403	$1,227	$1,466	$1,343
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

•	Fair value of available-for-sale investments — quoted debt securities and equity shares is derived from quoted market prices in active markets, if available.

•	Fair value of available-for-sale investments — unquoted equity shares reasonably approximate their carrying value.

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

Fair value hierarchy
Assets carried at fair value on the consolidated statements of financial positions at December 31, 2013 and 2012 are included in the following fair value hierarchy categories:

	December 31, 2013				December 31, 2012
(millions of U.S. dollars)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets measured at fair value
Held-for-trading financial assets:
Commodity-based derivatives not designated as hedges	$—	$—	$—	$—	$4	$—	$4	$—
Available-for-sale investments — quoted debt securities and equity shares	$31	$31	$—	$—	$15	$15	$—	$—
During the periods ending December 31, 2013 and 2012 there were no transfers between Level 1 and Level 2 fair value measurements.
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

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in after-tax profit	Decrease in other comprehensive income
2013	+10%	$73	$11
2012	+10%	$68	$28
2011	+10%	$62	$28

(1)	A 10% weakening of the Canadian dollar against the U.S. dollar would have the opposite effect.
Commodity price risk management
We use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, natural gas liquids (other than ethane) and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to our hedging policy. We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes.
Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our feedstock inventory against changes in the market price. At inception of a hedging relationship, we document the relationship between the hedging instrument and the hedged item, our risk management objective and our strategy for undertaking the hedge. We also require a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within feedstock and operating costs in the consolidated income statement. As of December 31, 2013, and 2012, we had no outstanding commodity-based derivatives designated as hedges.
In addition we utilize options, swaps and futures instruments as economic hedges of commodity price exposures, but they either do not meet the hedge accounting criteria of IAS 39 or are not designated as qualifying hedges. Gains and losses on commodity-based derivatives are included in feedstock and operating costs in the consolidated income statement.

As of December 31, 2013, there were no outstanding derivative contracts for crude oil that are not designated or do not qualify for hedge accounting. The notional volume and fair value of outstanding derivative contracts for crude oil that are not designated or do not qualify for hedge accounting as of December 31, 2012 are as follows:

(millions of U.S. dollars, except as noted)	December 31 2012
Notional volume — mm bbls	0.2
Weighted-average price per bbl	$88.76
Fair value	$—
Term to maturity — months	1-2
As of December 31, 2013, there were no outstanding derivative contracts for ethane/propane mix that are not designated or do not qualify for hedge accounting. The notional volume and fair value of outstanding derivative contracts for ethane/propane mix that are not designated or do not qualify for hedge accounting as of December 31, 2012 are as follows:

(millions of U.S. dollars, except as noted)	December 31 2012
Notional volume — mm gallons	60.5
Weighted-average price per gallon	$0.30
Fair value	$4
Term to maturity — months	1-6

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Unrealized (loss) gain	$(4)	$(1)	$2
Realized gain	$5	$5	$8
At December 31, 2013, we had no open feedstock derivative positions. In the past, we locked in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts, all of which were settled in 2012. At December 31, 2012, our portfolio of open positions included trades to re-price excess feedstock inventory, and a small volume of our ethane/propane mix feedstock which was partly locked in at a fixed price and partly a fixed spread to the U.S. Gulf Coast price benchmark. Changes in the forward positions and commodity prices drove the mark-to-market change in 2013 as compared to 2012. At December 31, 2012, each 10% change in the price of crude oil and ethane/propane mix would not have impacted the value of our derivative contracts. The sensitivity analysis of our commodity derivative contracts does not consider any adjustments for credit risk. See below for further sensitivity analysis of our primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. There have been no other changes in our market risk exposure or how this risk is managed.
The following table illustrates how changes in various feedstock costs could affect our after-tax profit and equity assuming all other factors are held constant. The sensitivity is based on 2013 actual consumption volumes (excluding hedged items and respective hedging instruments, if any) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in After-Tax profit	Decrease in Equity
Crude oil	+10%	$83	$83
Natural gas	+10%	$24	$24
Propane	+10%	$19	$19
Butane	+10%	$27	$27

(1)	A 10% decrease in feedstock costs would have the opposite effect.
Interest rate risk management
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affect our profit if such debt is measured at fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. We manage our interest rate risk by balancing our exposure to fixed and variable rates while attempting to minimize our interest costs. At December 31, 2013 and 2012, we had no variable rate, long-term debt and therefore have no exposure or sensitivity to changes in market interest rates.
Liquidity risk management
Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of our operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities and funding of our defined benefit pension obligations, distributions to our shareholder, underlying risks inherent in our operations and capital requirements to maintain and grow operations. Liquidity was $1,379 million and $1,197 million at December 31, 2013 and 2012, respectively. Our primary objective has always been to focus on and monitor liquidity and cash flow.
The table below summarizes the maturity profile of our liabilities based on contractual undiscounted payments:

	December 31, 2013
(millions of U.S. dollars)	On demand	Less than 3 months	3 to 12 months	2 years	3 years	4 years	5 years	> 5 years	Total
Trade and other payables	$317	$223	$1	$—	$—	$—	$—	$—	$541
Long-term debt	—	—	2	2	2	2	2	865	875
Income taxes payable	—	—	35	—	—	—	—	—	35
Other liabilities	4	122	5	14	4	8	—	13	170
	$321	$345	$43	$16	$6	$10	$2	$878	$1,621

	December 31, 2012
(millions of U.S. dollars)	On demand	Less than 3 months	3 to 12 months	2 years	3 years	4 years	5 years	> 5 years	Total
Trade and other payables	$238	$194	$1	$—	$—	$—	$—	$—	$433
Long-term debt	—	—	3	2	2	353	2	467	829
Income taxes payable	—	—	28	—	—	—	—	—	28
Other liabilities	—	93	14	12	4	—	3	15	141
	$238	$287	$46	$14	$6	$353	$5	$482	$1,431
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
For derivative financial instruments, we have established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. We do not anticipate that any counterparties we currently transact with will fail to meet their obligations. At December 31, 2013 and 2012, we had no credit exposure for foreign currency or interest rate instruments. At December 31, 2013 and 2012, we had credit exposure for commodity-based instruments of nil and $4 million, respectively.
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

Concentration % by geographic area	December 31 2013	December 31 2012
North America	92%	92%
Europe and Other	8%	8%
	100%	100%
Trade receivables over 30 days were approximately nil and 1% of total trade receivables at December 31, 2013 and 2012. We do not consider our trade receivables to be impaired. As of December 31, 2013, there is no current indication that the debtors will not meet their obligations. We continue to monitor all trade receivables. Bad debt write-offs during 2013 were also immaterial as a percentage of total revenue and in line with prior years' experience. We manage our credit risk relating to trade receivables through credit approval and monitoring procedures. We establish and review limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low risk are reviewed and approved every 18 months (although a review may be accelerated if payment deterioration is noted) and accounts rated medium risk are reviewed and approved every 12 months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing credit limits to accommodate rapid price increases. In those cases, we may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. Country risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on "credit watch" when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer's financial condition is weakening. If necessary, we can utilize credit insurance programs to ensure payment. We may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economic risk of selling in a certain country. The most prominent forms of security used by us are letters of credit and guarantees. Letters of credit must be issued through acceptable banks with international standing. At December 31, 2013, we held collateral of approximately $4 million in letters of credit and guarantees from various customers.
The maximum exposure to credit risk is represented by the carrying amounts of each class of financial assets disclosed in this note.
24.  RELATED PARTIES
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
Our ultimate parent company is International Petroleum Investment Company, which is an investment company established by the government of the Emirate of Abu Dhabi. Transactions with IPIC during 2013 and 2012 related to distributions of $150 million and $75 million, respectively, which were paid to NOVA Chemicals Holding GmbH (a 100% indirectly owned subsidiary of IPIC). There are no other entities with significant influence over us.
The following list includes all significant subsidiaries of NOVA Chemicals. All of the voting securities of each significant subsidiary are held directly or indirectly by us.

Name
NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.
NOVA Chemicals Inc.
NOVA Petrochemicals Ltd.
NC Holdings USA Inc.
Disclosure of joint arrangements is provided in Note 11.
The following tables provide the total amount of transactions that have been entered into with related parties:

(millions of U.S. dollars)		Sales to related parties	Purchases from related parties	Receivables from related parties(1)	Other liabilities(2)
Ultimate parent company:
IPIC	2013	$—	$—	$—	$4
Joint ventures:
INEOS NOVA(3)	2011	$66	$28	$—	$—
Other:
Borealis AG	2013	$6	$—	$3	$—
	2012	$13	$—	$—	$—
	2011	$19	$—	$1	$—

(1)	These amounts are classified as trade receivables in our consolidated statements of financial position. No impairment of amounts receivable is required.

(2)	These amounts are classified as other non-current liabilities in our consolidated statements of financial position.

(3)	See Note 5.

Remuneration and other payments received by key management personnel
The amounts disclosed in the table below are the amounts recognized as an expense during the respective periods.

	Year Ended December 31
(millions of U.S. dollars)	2013	2012	2011
Short-term employee benefits	$4	$4	$4
Post-employment benefits(1)	—	—	—
Other long-term benefits	7	6	6
Termination benefits	—	—	—
	$11	$10	$10

(1)	Includes expenses related to defined benefit and defined contribution plans.
25.  SUBSEQUENT EVENTS
U.S. accounts receivable securitization program
In January 2014, we amended our U.S. accounts receivable securitization program to extend the term three years to January 30, 2017.

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

2.2	*	First Supplemental Indenture, dated as of July 30, 2013, to Indenture, dated as of October 16, 2009, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee.
2.3	*	Indenture, dated as of July 30, 2013, between NOVA Chemicals Corporation, as Issuer and U.S. Bank National Association, as Trustee in respect of the 5.25% Senior Notes due 2023.
4.1	*
Restated Credit Agreement, dated as of December 13, 2013 among NOVA Chemicals Corporation, as Borrower, The Toronto-Dominion Bank, as Administrative Agent, and the lenders from time to time party thereto.

4.2		Form of Indemnity Agreement by and among NOVA Chemicals Corporation and Directors(3)
7.1	*	Computation of Ratio of Earnings to Fixed Charges
8.1	*	List of Subsidiaries
12.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	Certification of Randy Woelfel, Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*
Certification of Todd Karran, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference from the Report on Form 6-K of NOVA Chemicals Corporation filed on August 6, 2009.

(2)	Incorporated by reference from Exhibit 4.1 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915 filed on December 21, 2009.

(3)	Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form F-4 of NOVA Chemicals Corporation, File No. 333-163915 filed on December 21, 2009.
* Filed herewith.

III-1